Form 20-F
period 2017-12-31
GDS Holdings Ltd
filed 2018-03-29
CIK 1526125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

873,679,343 Class A ordinary shares were outstanding as of December 31, 2017
67,590,336 Class B ordinary shares were outstanding as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
FISCAL YEAR ENDED DECEMBER 31, 2017

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

•                  “self-developed data centers” are to data centers that we have either purpose-built, acquired while under construction or fully operational, or converted from existing buildings to fit our standards;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017.

Our ADSs are listed on the NASDAQ Global Market under the ticker symbol “GDS.”

PART I.

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                        KEY INFORMATION

A.                                    Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. We derived the selected consolidated statement of operations data for the year ended December 31, 2014, and the selected consolidated balance sheet data as of December 31, 2014 and 2015, as set forth below, from our audited consolidated financial statements that are not included in this Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

On May 19, 2016, we, through GDS Beijing, acquired all the equity interest in Guangzhou Weiteng Construction Co., Ltd., or Weiteng Construction, from a third party for an aggregate purchase price of RMB129.5 million. Weiteng Construction is a limited liability company organized and existing under the PRC law and operates a data center (“GZ1”) in Guangzhou, China. Since the date of the acquisition, Weiteng Construction has been our consolidated variable interest entity and has been consolidated with our results of operations.

On June 29, 2017, we consummated an acquisition of all the equity interests in a target group from a third party for an aggregate contingent purchase price of RMB312.0 million (US$48.0 million). The target group owns a data center project (“SZ5”) in Shenzhen, China. As of the date of the acquisition, the data center had just commenced its operations. Since the date of the acquisition, the target group has been our subsidiary and has been consolidated with our results of operations.

On October 9, 2017, we consummated an acquisition of all equity interests in a target group from a third party for a cash consideration of RMB234.0 million (US$36.0 million). The target group owns a data center project (“GZ2”) in Guangzhou, China. As of the date of the acquisition, the data center was fully operational. Since the date of the acquisition, the target group has been our subsidiary and has been consolidated with our results of operations.

See note 8 of our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Our historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)
Consolidated Statement of Operations Data:
Net revenue	468,337	703,636	1,055,960	1,616,166	248,400
Cost of revenue	(388,171)	(514,997)	(790,286)	(1,207,694)	(185,619)
Gross profit	80,166	188,639	265,674	408,472	62,781
Operating expenses
Selling and marketing expenses	(40,556)	(57,588)	(71,578)	(90,118)	(13,851)
General and administrative expenses	(113,711)	(128,714)	(227,370)	(228,864)	(35,176)
Research and development expenses	(1,597)	(3,554)	(9,100)	(7,261)	(1,116)
(Loss) Income from operations	(75,698)	(1,217)	(42,374)	82,229	12,638
Other income (expenses)
Net interest expense	(124,973)	(125,546)	(263,164)	(406,403)	(62,463)
Foreign currency exchange gain (loss), net	(875)	11,107	18,310	(12,299)	(1,890)
Government grants	4,870	3,915	2,217	3,062	470
Gain on remeasurement of equity investment	62,506	—	—	—	—
Others, net	(412)	1,174	284	435	67
Loss before income taxes	(134,582)	(110,567)	(284,727)	(332,976)	(51,178)
Income tax benefits	4,583	11,983	8,315	6,076	934
Net loss	(129,999)	(98,584)	(276,412)	(326,900)	(50,244)
Extinguishment of redeemable preferred shares	(106,515)	—	—	—	—
Change in redemption value of redeemable preferred shares	(69,116)	(110,926)	205,670	—	—
(Cumulative) Dividends on preferred shares	(3,509)	(7,127)	(332,660)	—	—
Net loss attributable to ordinary shareholders	(309,139)	(216,637)	(403,402)	(326,900)	(50,244)
Net loss per ordinary share—basic and diluted	(1.91)	(0.99)	(1.35)	(0.42)	(0.06)
Weighted average number of ordinary shares outstanding—basic and diluted	162,070,745	217,987,922	299,093,937	784,566,371	784,566,371

	As of December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands)

Consolidated Balance Sheet Data:
Cash	606,758	924,498	1,811,319	1,873,446	287,943
Accounts receivable, net	73,366	111,013	198,851	364,654	56,046
Total current assets	745,831	1,186,699	2,210,313	2,454,028	377,176
Property and equipment, net	1,694,944	2,512,687	4,322,891	8,165,601	1,255,030
Goodwill and intangible assets	1,350,524	1,341,599	1,433,656	1,919,221	294,979
Total assets	3,854,074	5,128,272	8,203,866	13,144,567	2,020,283
Total current liabilities	897,630	925,049	1,479,221	2,423,071	372,419
Total liabilities	1,706,600	3,073,463	5,217,392	8,669,055	1,332,409
Redeemable preferred shares	2,164,039	2,395,314	—	—	—
Total shareholders’ (deficit) equity	(16,565)	(340,505)	2,986,474	4,475,512	687,874

Key Financial Metrics

We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year Ended December 31,
	2014	2015	2016	2017
Other Consolidated Financial Data:
Gross margin(1)	17.1%	26.8%	25.2%	25.3%
Operating margin(2)	(16.2)%	(0.2)%	(4.0)%	5.1%
Net margin(3)	(27.8)%	(14.0)%	(26.2)%	(20.2)%

(1)             Gross profit as a percentage of net revenue.

(2)             Income (loss) from operations as a percentage of net revenue.

(3)             Net income (loss) as a percentage of net revenue.

Non-GAAP Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year Ended December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands, except percentages)

Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	38,044	164,701	270,545	512,349	78,745
Adjusted EBITDA margin(2)	8.1%	23.4%	25.6%	31.7%	31.7%
Adjusted net operating income (Adjusted NOI)(3)	154,114	320,475	475,100	764,726	117,536
Adjusted NOI margin(4)	32.9%	45.5%	45.0%	47.3%	47.3%

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

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for gross profit, net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits, depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, and gain on remeasurement of equity investment, each of which have been and may continue to be incurred in our business.

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

The following table reconciles our adjusted EBITDA in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(129,999)	(98,584)	(276,412)	(326,900)	(50,244)
Net interest expenses	124,973	125,546	263,164	406,403	62,463
Income tax benefits	(4,583)	(11,983)	(8,315)	(6,076)	(934)
Depreciation and amortization	82,753	145,406	227,355	378,130	58,117
Accretion expenses for asset retirement costs	73	255	588	949	146
Share-based compensation expenses	27,333	4,061	64,165	59,843	9,197
Gain on remeasurement of equity investment	(62,506)	—	—	—	—
Adjusted EBITDA	38,044	164,701	270,545	512,349	78,745

The following table reconciles our adjusted NOI in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is gross profit:

	Year Ended December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	80,166	188,639	265,674	408,472	62,781
Depreciation and amortization	71,024	131,097	206,724	345,364	53,081
Accretion expenses for asset retirement costs	73	255	588	949	146
Share-based compensation expenses	2,851	484	2,114	9,941	1,528
Adjusted NOI	154,114	320,475	475,100	764,726	117,536

Currency Translation and Exchange Rates

This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The following table shows the noon buying rate for RMB expressed in RMB per US$1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3329	6.3182	6.3471	6.2649
March (through March 23, 2018)	6.3110	6.3283	6.3565	6.3093

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

We have experienced significant growth in recent years. Our net revenue grew from RMB703.6 million in 2015 to RMB1,056.0 million in 2016, representing an increase of 50.1%, and increased to RMB1,616.2 million (US$248.4 million) in 2017, representing an increase of 53.1%. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a managed service contract arrangement and provide consulting services. Our net revenues for colocation were RMB500.9 million, RMB770.1 million and RMB1,219.1 million (US$187.4 million) in 2015, 2016 and 2017, representing 71.2%, 72.9% and 75.4% of total net revenue over the same periods, respectively. Our net revenues for managed services and consulting services were RMB152.7 million, RMB232.9 million and RMB372.8 million (US$57.3 million) in 2015, 2016 and 2017, representing 21.7%, 22.1% and 23.1% of total net revenue over the same periods, respectively.

Our operations have also expanded in recent years through increases in the number and size of the data center facilities we operate, which we expect will continue to grow. Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion increases the challenges we face in:

•                  obtaining suitable site or land to build new data centers;

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

We have been expanding, and plan to continue to expand, the nature and scope of our service offerings, particularly into the area of managed cloud services, including direct private connection to major cloud platforms and the provision of cloud infrastructure. The success of our expanded service offerings depends, in part, upon demand for such services by new and existing customers and our ability to meet their demand in a cost-effective manner. We may face a number of challenges expanding our service offerings, including:

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

The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements.

The costs of constructing, developing and operating data centers are substantial. Further, we may encounter development delays, excess development costs, or delays in developing space for our customers to utilize. We also may not be able to identify suitable land or facilities for new data centers or at a cost on terms acceptable to us. We are required to fund the costs of constructing, developing and operating our data centers with cash retained from operations, as well as from financings from bank and other borrowings. Moreover, the costs of constructing, developing and operating data centers have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to operate our data centers profitably. Based on our current expansion plans, we do not expect that our net revenue in the short term will be sufficient to offset increases in these costs, or that our business operations in the short term will generate capital sufficient to meet our anticipated capital requirements. If we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

We have substantial indebtedness. As of December 31, 2017, we had total consolidated indebtedness of RMB6,651.2 million (US$1,022.3 million), including borrowings, capital lease and other financing obligations. We recently received the Registration Certificate of the Filing of Foreign Debt Borrowed by Enterprises, or the Foreign Debt Registration Certificate, issued by the National Development and Reform Commission, or the NDRC, permitting us to issue foreign currency denominated bonds of up to US$300 million, or the equivalent thereof in other foreign currencies, subject to certain conditions. We applied for and have received NDRC approval of certain amendments to the conditions of the Foreign Debt Registration Certificate, and such approval is effective until the end of December 2018.  Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

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

We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of both the borrowing subsidiary of ours and us as guarantor. For example, some of these agreements contain requirements to maintain a specified minimum cash balance at all times or require that the borrower’s outstanding loans stay within a “borrowing range.” A subsidiary of ours in the past failed to meet the borrowing range requirement and although the subsidiary obtained a waiver letter from the creditor that waived the covenant violations, we cannot provide any assurances that we will always be able to meet any covenant tests under our financing arrangements. In addition, other loan facility agreements of ours require that STT GDC, one of our major shareholders, maintain an ownership percentage in our company of at least 25% or, in some cases, at least 30%. If STT GDC’s ownership in our company were to decrease below either of these percentages, pursuant to the terms of relevant facility agreements we could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule.

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

We will likely require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we will likely need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. In this regard, our shareholders recently passed ordinary resolutions authorizing our board of directors to allot or issue, before December 22, 2018, ordinary shares or other equity-linked securities up to an aggregate twenty per cent (20%) of our existing issued share capital at December 22, 2017, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by us). Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

New requirements from local authorities as to energy conversation may also limit our ability to obtain power supply. For example, the Development and Reform Commission of Shenzhen Municipality, or Shenzhen DRC, issued regulations in the first half of 2017 to tighten the requirements for energy conservation review of fixed-asset investment projects for data centers by requiring all such projects to obtain an energy conservation review opinion from Shenzhen DRC regardless of the amount of their energy consumption and conditioning its approval of power supply applications on the receipt of such energy conservation review opinion. We plan to conduct relevant energy conservation examinations of our data center construction projects to meet the requirements under relevant laws and regulations (including requirements of local authorities). However, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that our data centers will meet all the requirements and that we will obtain all relevant approvals, the lack of which could have a material and adverse effect on our business and expected growth.

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

We incurred net losses of RMB98.6 million, RMB276.4 million and RMB326.9 million (US$50.2 million) in 2015, 2016 and 2017, respectively, and we may incur losses in the future. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center space, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in China and general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in leasing data center space, increased headcount and increased utility expenses.

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

•                  extreme temperatures;

•                  water damage;

•                  public health emergencies; and

•                  terrorism.

We have in the past experienced, and may in the future experience, interruptions in service due to power outages or other technical failures or for reasons outside of our control, including a service interruption that caused system downtime to certain banking and financial institution customers and other customers. These interruptions in service, regardless of whether they result in breaches of the service level agreements we have with customers, may negatively affect our relationships with customers, including resulting in customers terminating their agreements with us or seeking damages from us or other compensatory actions. Interruptions in service may also have consequences for customers, such as banking and financial institutions, that are under the oversight of industry regulators, including the China Banking Regulatory Commission (and its successor, the China Banking and Insurance Regulatory Commission which was established in March 2018 to replace the China Banking Regulatory Commission) or CBRC, and other PRC regulatory agencies. In response to such interruptions in service, industry regulators have taken, and may in the future take, various regulatory actions, including notifications or citations to our customers, over which they have oversight. Such regulatory actions with respect to our customers, including banking and financial institutions, could negatively impact our relationships with such customers, lead to audits of our services, inspections of our facilities, place restrictions or prohibitions upon the ability of such institutions to use our services, and thereby negatively affect our business operations and results of operations. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure and sourcing, designing the best facilities possible and implementing rigorous operational procedures to maintenance programs to manage risk. However, we cannot assure you that such interruptions in service will not occur again in the future, or that such incidents will not result in the loss of customers and revenue, our paying compensation to customers, reputational damage to us, penalties or fines against us, and would not have a material and adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions.” Service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with customers and materially and adversely affect our business.

Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

In order to meet customer demand and the continued growth of our business, we need to expand existing data centers, lease new facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway or being contemplated and such expansion and/or construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer or contractor experiences financial or other problems during the design or construction process, we could experience significant delays and/or incur increased costs to complete the projects, resulting in negative impacts on our results of operations.

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

A party who is able to compromise the security measures protecting the data center facilities we operate or any of the data stored in such data center facilities could misappropriate our or our customers’ proprietary information or cause interruptions or malfunctions in our operations. As we provide assurances to our customers that we provide the highest level of security, such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. In addition, as we continue expanding our service offerings in managed cloud services, including direct private connection to major cloud platforms and the provision of cloud infrastructure, we will face greater risks from potential attacks because the provision of cloud-related services will increase the flow of Internet user data through the data center facilities we operate and create broader public access to our system. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial condition and results of operations.

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

Most of our data center operations are located in properties that we have entered into long-term operating leases. Such leases generally have fifteen to twenty year terms. In some instances, we may negotiate an option to purchase the leased premises and facilities according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into three lease agreements in respect of data centers in operation with parties who have not produced evidence of proper legal title of the premises, and although we may seek damages from such parties, such leases may be void and we may be forced to relocate. Two of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

We generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. As of the date of this annual report on Form 20-F, almost all of our data centers (self-developed and third-party) are located within the municipal areas of Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu. Furthermore, several of our data centers are located on campuses or clusters in close proximity to each other in specific districts within these cities. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers could adversely affect our financial condition and results of operations.

We consider our customers to be the end users of our data center services. We may enter into contracts directly with our end user customers or through intermediate contracting parties. See “Item 4. Information on the Company—B. Business Overview—Our Customers.” We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had two end user customers that generated 20.1% and 10.3% of our total net revenue, respectively, in 2015, 18.6% and 14.6% of our total net revenue, respectively, in 2016, and one customer that generated 25.2% of our total net revenue in 2017. No other end user customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of end user customers who account for a large percentage of our total area committed. As of December 31, 2017, we had three end user customers who accounted for 34.9%, 17.7% and 13.5%, respectively, of our total area committed. No other end user customer accounted for 10% or more of our total area committed. Moreover, for several of our data centers, a limited number of end user customers accounted for a substantial majority of area committed or area utilized, including some cases where a single end user customer accounted for all area committed or area utilized. If there are delays in the move in, whereby the net floor area they are committed to is not utilized as expected, or there is contract termination in relation to these customers, then our net revenue and results of operations would be materially and adversely affected.

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

We seek to renew customer contracts when those contracts are due for renewal. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and to secure high rates of contract renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service contracts with our existing customers or re-commit space relating to expired service contracts to new customers if our current customers do not renew their contracts. In the event of a customer’s termination or non-renewal of expired contracts, or a renewal of an expired contract for fewer services or less area than it had previously utilized, our ability to enter into services contracts so that new or other existing customers utilize the expired existing space in a timely manner will impact our results of operations. If such expired existing space is not utilized by new or other existing customers in a timely manner, our service revenue and results of operations may be negatively impacted. Our quarterly churn rate, which we define as the ratio of quarterly service revenue from contracts which terminated or expired without renewal during the quarter to the total quarterly service revenue for the preceding quarter, averaged 1.0%, 1.6% and 2.1% in 2015, 2016 and 2017, respectively. During 2018, data center service agreements with our customers with respect to 8.5% of our total area committed as of December 31, 2017 will become due for renewal.

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

Our customers operate in a limited number of industries, particularly in the cloud services, Internet and financial services industries. Factors that adversely affect these industries or information technology spending in these industries may adversely affect our business.

Our customers operate in a limited number of industries, particularly in the cloud services, Internet and financial services industries. As of December 31, 2017, end user customers from the cloud services, Internet and financial services industries accounted for 57.9%, 21.2% and 13.1% of our total area committed, respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services, Internet and financial services industries. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the demand for our services.

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

Among the data centers that we lease, including those under construction, a majority of the lease agreements have not been registered or filed with relevant authorities in accordance with the applicable PRC laws and regulations. The enforcement of this legal requirement varies depending on local practices. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. The law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease, and the lease agreements of several of our data centers provide that the lessor is responsible for processing the registration and must compensate us for losses caused by any breach of the obligation. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us in accordance with the terms of the lease agreement, such fine will be borne by us. In respect to one data center in Beijing, a portion of the property has been constructed without obtaining the building ownership certificate, and the part of the lease in relation to such portion may be deemed invalid if the construction has not been duly approved by the government, in which event we would not be able to use that portion of property. In respect of some data centers, the usage of leased properties for data center purposes may be deemed to be inconsistent with the designated usage as stated under the building ownership certificates. If the owners fail to obtain the necessary consents and/or to comply with the applicable legal requirements for the change of usage of these premises, and the relevant authority or the court orders us to use the relevant leased properties for the designated usage only, we may not be able to continue to use these properties for data center purposes and we may need relocate our operation there to other suitable premises. We may also be subject to administrative penalties for lack of fire safety approvals for renovation of the leased premises, and we may be ordered to suspend operations at applicable premises if we fail to timely cure any such defect. Construction or renovation of certain other of our data centers was carried out without obtaining construction (including zoning) related permits, and certain leased premises were put into use without fulfillment of construction inspection and acceptance procedures, which may cause administrative penalties to be imposed on us in the case of renovation, and may cause the use of the leased premises to be deemed illegal, and we may be forced to suspend our operations as a result. See also “—Risks Related to Doing Business in the People’s Republic of China—Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.”

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

Our managed cloud services involve providing services to the customers of cloud service providers. If we do not maintain good relationships with cloud service providers, our business could be negatively affected. If these cloud service providers fail to perform as required under our agreements for any reason or suffer service level interruptions or other performance issues, or if our customers are less satisfied than expected with the services provided or results obtained, we may not realize the anticipated benefits of these relationships.

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

We derive most our revenues in China and use , our figure trademark, in a majority of our services. We have registered the figure trademark in China in several categories that cover our services areas and we plan to register the figure trademark in China in certain additional categories. We have also registered the pure text of “GDS” as a trademark in several categories that cover our services areas, however, a third party has also registered the pure text of “GDS” as a trademark in certain IT-related services. As the services for which the third-party trademark is registered are also IT-related and could be construed as similar to ours in some respects, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, if we use the pure text of GDS (which we have not registered as a trademark with respect to all services we provide) as our trademark, we may be required to explore the possibility of acquiring this trademark or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional costs. In addition, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using trademark or technology containing the allegedly intellectual property. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that require us to alter our processes or methodologies so as not to infringe upon a third party’s intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

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

We suspended the development of one parcel of the land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one third of the total land area. As of the date of this annual report on Form 20-F, we have already commenced and are in the process of developing the rest of such land parcel in Chengdu; and we have not commenced the development of one parcel of the land in Kunshan, which was required to commence in December 2012. We are in the process of resuming the development of this parcel of the land. Therefore, the PRC government may treat the land parcel in Kunshan as idle land and treat the land parcel in Chengdu as being idle land in the past, in which case we may be required to pay idle land fees or penalties, change the planned use of the land, find another parcel of land, or even be required to forfeit the land to PRC government. We may further be subject to penalties for breach of relevant land use right grant contracts and be required to pay damages.

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

We are required to perform an annual goodwill impairment test. For example, in connection with acquiring EDC Holding in June 2014, we recorded a substantial amount of goodwill in our consolidated financial statements. As of December 31, 2017, we carried RMB1,570.8 million (US$241.4 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. Our actual results may differ materially from our projections, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

We are subject to anti-corruption laws of China and Hong Kong as well as the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

We operate our business in China and Hong Kong and are thus subject to PRC and Hong Kong laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we have implemented and conducted additional policies and procedures designed, and providing training, to ensure that we, our employees, business partners and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, business partners and other third parties would always obey our policies and procedures. Further, there is discretion and interpretation in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, business partners and other third parties with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our colocation facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities, officials or other business counterparties, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S., Chinese or Hong Kong authorities or the authorities of any other foreign jurisdictions, could adversely impact our reputation, cause us to lose customer sales and access to colocation facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

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

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our year ended December 31, 2017, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We may experience difficulty in meeting these reporting requirements in a timely manner. Also, we are in the process of enhancing our accounting personnel and other resources to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the SEC, Nasdaq, or other regulatory authorities.

Compliance with rules and requirements applicable to public companies has caused us to incur increased costs, which may negatively affect our results of operations.

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. These rules and regulations have increased our legal, accounting and financial compliance costs and made certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be expensive. In addition, we have incurred additional costs associated with our public company reporting requirements. We continuously evaluate and monitor developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries, GDS (Shanghai) Investment Co.,Ltd. (formerly known as Shanghai Free Trade Zone GDS Management Co., Ltd.), or GDS Management Company, Shenzhen Yungang EDC Technology Co., Ltd., Beijing Wanguo Shu’an Science & Technology Development Co., Ltd., Beijing Hengpu’an Data Technology Development Co., Ltd., Guojin Technology (Kunshan) Co., Ltd., Shanghai Yungang EDC Technology Co., Ltd., Shenzhen Pingshan New Area Global Data Science & Technology Development Co., Ltd., EDC Technology (Suzhou) Co., Ltd., EDC (Chengdu) Industry Co., Ltd., EDC Technology (Kunshan) Co., Ltd., Wan Qing Teng Data (Shenzhen) Co., Ltd., Shanghai Shuyao Data Technology Co., Ltd., Shanghai Lingying Data Technology Co., Ltd., Guangzhou Wanxu Technology Services Co., Ltd., Shanghai Puchang Data Science and Technology Co., Ltd., Shanghai Shuchang Data Science and Technology Co., Ltd., Shanghai Wanshu Data Technology Co., Ltd., Beijing Hengchang Data Technology Co., Ltd. and Guangzhou Shi Wan Guo Yun Lan Data Technology Co., Ltd. are foreign-invested enterprises, or their subsidiaries. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our consolidated variable interest entities, or VIEs, and their shareholders. These contractual arrangements provide us with effective control over our consolidated VIEs and enable us to receive substantially all of the economic benefits of our consolidated VIEs in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our consolidated VIEs when permissible under PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, our consolidated VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, or the Telecommunications Regulations, and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulates providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate and contractual structure is deemed by the MIIT, the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate in our consolidated financial statements such VIEs. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. For the years ended December 31, 2015, 2016 and 2017, our consolidated VIEs contributed 4.3%, 80.1% and 91.0%, respectively, of our total net revenue. Following our restructuring, we expect that, going forward, substantially all of our net revenue will be generated from our consolidated VIEs as we shift the revenue-generating aspects of our business to our consolidated VIEs in connection with the restructuring described in this annual report on Form 20-F. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.” In 2015, 2016 and 2017, 4.3%, 80.1% and 91.0%, of our total net revenue, respectively, were attributed to our consolidated VIEs. See “Item 4. Information on the Company—A. History and Development of the Company.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

Furthermore, as of the date of this annual report on Form 20-F, three of our principal shareholders—STT GDC, SBCVC Holdings Limited (SBCVC), and William Wei Huang, our founder, chairman and chief executive officer—owned or exercised voting and investment control over approximately 34.5%, 7.3% and 7.9% (including ordinary shares underlying share options exercisable within 60 days beneficially owned by Mr. Huang), respectively, of our outstanding ordinary shares, and approximately 37.0% and 7.8% of our outstanding Class A ordinary shares, and 100% of our outstanding Class B ordinary shares, respectively.

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

•                  holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision-making bodies; or

•                  having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial, staffing and technology matters.

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

The laws and regulations regarding value-added telecommunications services, or VATS, licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not included in the Catalog are permitted industries. Industries such as VATS, including Internet data center services, or IDC services, restrict foreign investment. Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation on Foreign Investment Restrictions” for additional details. Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses.

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

Some of our consolidated VIEs may be regarded as being non-compliant with the regulations on VATS, due to operating beyond the permitted scope of their IDC licenses.

One of our consolidated VIEs, GDS Shanghai, obtained a regional IDC license for the Shanghai area in January 2012. Nevertheless, GDS Shanghai provided IDC services in cities outside of Shanghai, which were beyond the scope of its then-effective IDC license. GDS Shanghai upgraded its IDC license to a cross-regional license in April 2016, according to which GDS Shanghai is allowed to provide IDC services in Beijing, Shanghai, Suzhou, Shenzhen and Chengdu. Another one of our consolidated VIEs, GDS Suzhou, is authorized to provide general IDC services under the auspices of an IDC license held by GDS Beijing but such authorization approved by MIIT does not include Internet resources collaboration services. However, GDS Suzhou has signed contracts with clients to provide Internet resources collaboration services, and we are in the process of applying to further expand GDS Beijing’s authorization to GDS Suzhou so that GDS Suzhou also is allowed to provide Internet resources collaboration services. In addition, in 2016 and 2017, GDS Beijing and GDS Suzhou entered into an IDC service agreement with relevant customers respectively, according to which GDS Beijing and GDS Suzhou have been providing IDC services to their respective customers through third-party data centers in Tianjin. As GDS Beijing’s IDC license and its authorization granted to GDS Suzhou do not include the Tianjin area, GDS Beijing and GDS Suzhou may be regarded as being non-compliant with the regulations on VATS due to operating beyond the permitted geographic scope of their IDC licenses. GDS Beijing intends to apply to expand its IDC license to cover the Tianjin area. Once GDS Beijing has upgraded its IDC license to cover a broader geographic scope, we will then apply to further expand GDS Beijing’s authorization to GDS Suzhou so that GDS Suzhou also will be allowed to provide IDC services in Tianjin. We cannot assure you that GDS Beijing and GDS Suzhou will be able to obtain approvals from the MIIT for the foregoing expanded permitted geographic scope and authorizations, and even if such approvals are obtained, any agreements signed before GDS Beijing and GDS Suzhou obtained such approvals could be deemed as historical non-compliance. If the MIIT regards GDS Shanghai, GDS Suzhou and GDS Beijing as being historically non-compliant, penalties which could be several times more than the net revenue generated from these services, could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected. It is also possible that the PRC government may prohibit a historically non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

One of our subsidiaries, GDS (HK) Limited, has entered into IDC service agreements with customers outside China, which may be regarded as non-compliance with the regulations on foreign investment restriction and value-added telecommunications services, by providing IDC service without qualification.

In 2015 and 2016, GDS (HK) Limited, or GDS HK, which is one of our Hong Kong—incorporated subsidiaries, entered into IDC service agreements with a few customers outside China, while the actual service provider was intended to be GDS Beijing or EDC Shanghai Waigaoqiao. These IDC service agreements may be regarded as non-compliant because the law prohibits foreign entities providing IDC services in the PRC.

We are in the process of amending the IDC service agreements so that GDS Beijing or its subsidiary is the contracted service provider. As of the date of this annual report on Form 20-F, we have amended most of such IDC service agreements. However, we cannot assure you that our agreements as they were in effect prior to such amendment will not be found to have been non-compliant. If the MIIT regards such agreements as non-compliant, penalties could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected.

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

For example, the revised Telecom Catalogue came into effect in March 2016 in which the definition of the IDC business also covers the Internet resources collaboration services business to reflect the developments in the telecommunications industry in China and covers cloud-based services. Also, in January 2017, the MIIT issued Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market, or the 2017 MIIT Circular, according to which an enterprise that obtained its IDC license prior to the implementation of the revised Telecom Catalogue and has actually carried out Internet resources collaboration services shall make a written commitment to its original license issuing authority before March 31, 2017 to meet the relevant requirements for business licensing and obtain the corresponding telecommunication business license by the end of 2017. The 2017 MIIT Circular also requires that companies providing IDC services shall not construct communication transmission facilities without permission. Although we have successfully expanded the scope of our IDC licenses to cover Internet resources collaboration services, fixed network domestic data transmission services and domestic Internet virtual private network services as required under the 2017 MIIT Circular, changes in the regulatory environment of this kind can be disruptive to our business as they may require us to modify the way we conduct our business in order to receive licenses or otherwise comply with such requirements. We may also be deemed in non-compliance for failure to update our operation licenses in a timely manner according to such new regulatory requirements. Any such changes could increase our compliance costs, divert management’s attention or interfere with our ability to serve customers, any of which could harm our results of operations and lower the price of our ADSs.

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

As of December 31, 2017, we operated an aggregate net floor area of 11,464 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

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

•                  foreign exchange;

•                  taxes, duties and fees;

•                  customs;

•                  land planning and land use rights; and

•                  cyber security and information protection laws and regulations, including the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law.

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

Additionally, the Cyber Security Law came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of key information infrastructure, for example, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law. However, the Cyber Security Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cyber Security law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of implementing regulations and guidelines to be issued by relevant authorities. For example, implementing regulations dealing with “personal information protection”, “security assessment of cross-border transfer of personal information and important data” and “protection of critical information infrastructure (CII)” are being formulated. Currently, the Cyber Security Law has not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cyber Security Law involves potential risks to our business because we may be deemed as the network operator of key information infrastructure thereunder. We plan to further strengthen our information management and the operational security of our data center infrastructure. However, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected.

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, King & Wood Mallesons, that the CSRC approval was not required in the context of our initial public offering or follow-on public offering because we had not acquired any equity interests or assets of a PRC company owned by its controlling shareholders or beneficial owners who are PRC companies or individuals, as such terms are defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or another PRC regulatory body subsequently determines that its approval was needed for our initial public offering or follow-on public offering or such approval is needed for any future offerings, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering or follow-on public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

Mr. William Wei Huang has completed the initial SAFE registration pursuant to SAFE Circular 75 in 2012 and is in the process of applying for amendment of such registration. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who were granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company. Since our company became an overseas listed company upon completion of our initial public offering, we and directors, executive officers and other employees of our PRC subsidiaries and consolidated VIEs and who have been granted options have been subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, or SAFE Circular 7, according to which, among others, employees, directors, supervisors and other management members of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We have been making efforts to comply with these requirements stipulated in SAFE Circular 7 since the completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations or meet other requirements may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of December 31, 2017, the restricted assets were RMB2,495.1 million (US$383.5 million), which mainly consisted of registered capital. Our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2017. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transactions, banks shall check board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of their sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with any outbound investment.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

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

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

On October 17, 2017, the State Administration of Taxation issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. SAT Circular 37 supersedes Circular 698 in its entirety, and amends certain provisions in Bulletin 7, but does not touch upon other provisions of Bulletin 7, which remain in full force. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amounts and the date of occurrence of the withholding obligation. Specially, SAT Circular 37 provides that where the transfer income subject to withholding at its source is derived by a non-PRC resident enterprise by way of instalments, the instalments may first be treated as recovery of costs of previous investments; upon recovery of all costs, the tax amount to be withheld shall then be computed and withheld.

There is uncertainty as to the application of Bulletin 7 and SAT Circular 37. Bulletin 7 and SAT Circular 37 may be determined by the tax authorities to be applicable to our historical or future offshore restructuring transactions or sale of our shares or ADSs or those of our offshore subsidiaries with non-resident enterprises being the transferors. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in such transactions. For transfer of our shares or ADSs by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist with filings under Bulletin 7 and SAT Circular 37. For example, in the past, we acquired EDC Holding by issuing shares of GDS Holdings Limited, or GDS Holdings, to its shareholders in exchange for all of the outstanding shares of EDC Holding that were not held by us then. In addition, certain of our direct and indirect shareholders transferred some or all of their equity interest in us through indirect transfers conducted by their respective overseas holding companies which held shares in us. As a result, the transferors and transferees in these transactions, including us may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7 and SAT Circular 37, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

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

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our Class A ordinary shares from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact its business operations and stockholders equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of the date of this annual report on Form 20-F, we currently have 1,007,069,664 ordinary shares outstanding, comprising 939,479,328 Class A ordinary shares (including 15,863,088 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 67,590,336 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in the offering are freely transferable by persons other than (i) our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, and (ii) 3,009,857 ADSs purchased by STT GDC in the offering together with 2,527,964 ADSs held by STT GDC prior to the offering, all of which are subject to a 90-day lock-up agreement described below. Approximately 46.3% of our Class A ordinary shares and all of our Class B ordinary shares beneficially owned by persons or entities who are subject to the lock-up agreement, including the 3,009,857 ADSs purchased and other ADSs held by STT GDC, after our follow-on public offering are restricted as a result of lock-up agreements but will become eligible to be sold at various times beginning 90 days after the offering. An additional 64,257,028 Class A ordinary shares are restricted as a result of a market stand-off agreement between us and CyrusOne Inc., or CyrusOne, but will become eligible to be sold at various times beginning on October 23, 2018. Our other ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period or market stand-off period at the discretion of the RBC Capital Markets, LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., or our board of directors, respectively. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, SeniorManagement and Employees—B. Compensation—Share Incentive Plans.” We intend to register all ordinary shares that we may issue under these share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchased ADSs in our follow-on public offering.

Our dual-class voting structure and concentrated ownership limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

As discussed under “—Risks Related to Our Corporate Structure—Our corporate actions are substantially controlled by our principal shareholders, including our founder, chairman and chief executive officer, William Wei Huang, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment” above, Mr. William Wei Huang, our founder, chairman and chief executive officer and our other principal shareholders have considerable influence over matters requiring shareholder approval. To the extent that their interests differ from yours, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy and Distributions.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We have adopted amended and restated articles of association that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. In addition, our amended articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, as defined in our amended articles of association, including: a provision that entitles Class B ordinary shares to 20 votes per share at general meetings of our shareholders with respect to the election of a simple majority of our directors; a provision that entitles Class B shareholders to nominate one less than a simple majority, or five of our directors; a provision that allows one of our principal shareholders to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital; and a classified board with staggered terms for our directors, which will prevent the replacement of a majority of directors at one time.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors will not have access to certain information they may deem important.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to United States investors.

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for 2018 or any future taxable year. Simpson Thacher & Bartlett LLP, our United States counsel, does not express any opinion about our status as a PFIC in any taxable year.

We will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Since the completion of our initial public offering, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

These rules and regulations have increased our legal and financial compliance costs and made some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. Operating as a public company has also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Due to PRC regulations that limit foreign equity ownership of entities providing VATS at 50%, and the inclusion of IDC services within the scope of VATS, we conduct a substantial part of our operations in China through contractual arrangements among GDS Management Company, our data center companies and two VIEs that hold licenses required to operate our business, GDS Beijing and GDS Shanghai, and their shareholders. As a result of these contractual arrangements, we control GDS Shanghai, GDS Beijing and its subsidiaries, including EDC Shanghai Waigaoqiao, GDS Suzhou, Kunshan Wanyu, Weiteng Construction, Beijing Wanguo Yixin Science & Technology Co., Ltd., or Beijing Yixin, Zhangbei Yuntong Data Network Science & Technology Co., Ltd., or Zhangbei Yuntong, Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode, Shenzhen Jinyao Science & Technology Co., Ltd., or Shenzhen Jinyao, Guangzhou Weiteng Network Technology Co., Ltd., or Weiteng Network, and Shanghai Jinkai Data Technology Co., Ltd., or Shanghai Jinkai and have consolidated the financial information of these VIEs in our consolidated financial statements in accordance with U.S. GAAP. MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu so that they are now authorized to provide IDC services. See “—2016 VIE Restructuring.” As part of the VIE restructuring, we have converted and changed the shareholding of EDC Shanghai Waigaoqiao in the same way as GDS Suzhou, and MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao is also authorized to provide IDC services. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are consolidated VIEs. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Value-Added Telecommunications Business” for additional details.

Historically, in 2014 and 2015 prior to our VIE restructuring, our consolidated VIEs, GDS Beijing and GDS Shanghai, contributed 2.0% and 4.3% of our total net revenue, and we conducted the substantial majority of our operations through GDS Suzhou when it was a WFOE under PRC law. See “—2016 VIE Restructuring” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be regarded as existing, in a state of historical non-compliance with the regulations on foreign investment restriction and value-added telecommunications services, for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects.” As a result of our internal restructuring, GDS Suzhou and EDC Shanghai Waigaoqiao became domestic-owned enterprises under PRC law and operating subsidiaries of GDS Beijing. GDS Suzhou and EDC Shanghai Waigaoqiao have received approval from the MIIT for providing IDC services with authorization from GDS Beijing under its IDC license. As of the date of this annual report on Form 20-F, we conducted the substantial majority of our operations in China through GDS Beijing and its subsidiaries. Accordingly, going forward we expect that substantially all of our net revenue will be generated through our consolidated VIEs, GDS Shanghai, GDS Beijing and its subsidiaries.

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

Acquisition of GZ1

In May 2016, we, through GDS Beijing, acquired all the equity interest in Weiteng Construction from a third party for an aggregate purchase price of RMB129.5 million, subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. Weiteng Construction is a limited liability company organized and existing under the PRC law, operates GZ1 in Guangzhou, China, and has its own IDC license.

Acquisition of SZ5

In June 2017, we consummated an acquisition of all the equity interests in a target group from a third party for an aggregate contingent purchase price of RMB312.0 million (US$48.0 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. The target group owns SZ5 in Shenzhen, China. As of the date of the acquisition, the data center had just commenced its operations. The company operating the data center has been authorized by GDS Beijing to provide IDC services under GDS Beijing’s IDC license.

Acquisition of GZ2

In October 2017, we consummated an acquisition of all equity interests in a target group from a third party for a cash consideration of RMB234.0 million (US$36.0 million). The target group owns GZ2 in Guangzhou, China. At the date of the acquisition, the data center was fully operational. The company operating the data center has its own IDC license.

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

Public Offering

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

On January 30, 2018, we completed our follow-on public offering of 12,650,000 ADSs (including full exercise of the underwriters’ option to purchase additional ADSs), comprising 8,225,000 ADSs offered and sold by us and 4,425,000 ADSs offered and sold by certain selling shareholder entities affiliated with SBCVC Holdings Limited, or SBCVC, representing an aggregate of 101,200,000 Class A ordinary shares, raising US$204.8 million in proceeds to us and US$110.2 million in proceeds to SBCVC before expenses but after underwriting discounts and commissions. We did not receive any of the proceeds from the sale of ADSs by SBCVC.

Investment from CyrusOne

In October 2017, we formed a new strategic partnership with CyrusOne, a premier global data center REIT company, through the execution of a commercial agreement, and the issuance to CyrusOne of 64,257,028 Class A ordinary shares, equivalent to approximately 8.0 million ADSs, at a purchase price of $1.55625 per ordinary share, or US$12.45 per ADS, for a total consideration of US$100 million. Pursuant to the commercial agreement, the parties intend to exchange best practices as to sales and marketing, data center design and construction, supply chain management, customer relationship management, as well as operations, leveraging the core competencies of both companies in order to deliver data center solutions to their respective customers and assist in their global expansion.

Conversion of Convertible Bonds

In November 2017, our outstanding convertible bonds in an aggregate principal amount of US$150.0 million, together with the accrued interest thereon, were voluntarily converted into approximately 97.9 million additional Class A ordinary shares, equivalent to approximately 12.2 million ADS and representing 10.4% of our enlarged issued share capital immediately after completion of the conversion.

Partnership with SDIC, China Unicom and China Telecom

In January 2018, we entered into a non-binding letter of intent with State Development Investment Corporation, or SDIC, the largest state-owned investment holding company in China, China United Network Communications Corporation Limited, or China Unicom, and China Telecommunications Corporation Limited, or China Telecom, for the joint development of data centers in selected upcoming markets in China. We believe that this positions us to capture a growing market opportunity outside our core geographic markets. The parties intend to prioritize an initial pilot project in the Tianjin market.

Upgrade of GDS Management Company to an Investment Holding Company

On March 28, 2018, we completed the regulatory filing and registration to upgrade GDS Management Company to a foreign invested investment holding company in the PRC by changing its name from “Shanghai Free Trade Zone GDS Management Co., Ltd.” to “GDS (Shanghai) Investment Co., Ltd.” and expanding its business scope to include, among other things, equity investment. We expect that the upgrade of GDS Management Company to a foreign invested investment holding company will further facilitate our future investment activities in China.

Principal Offices

Our principal executive offices are located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China. Our telephone number at this address is +86-21-2033-0303. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 801 2nd Avenue, Suite 403, New York, New York 10017, U.S.A.

B.                                    Business Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. Our data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud-neutral, which enables our customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom we host in our facilities. We offer colocation and managed services, including direct private connection to major public cloud platforms. We have a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. Our base of approximately 500 customers consists predominantly of cloud service providers, large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations. As of December 31, 2017, we had an aggregate net floor area of 101,258 sqm in service, 91.8% of which was committed, and an aggregate net floor area of 24,505 sqm under construction, 39.0% of which was pre-committed.

The market for high-performance data center services in China is experiencing strong growth. Demand is driven by the confluence of several secular economic and industry trends, including: rapid growth of the Internet, e-commerce, e-payments and big data; rising adoption of cloud computing and server virtualization, which requires data centers with higher power capacity, density and efficiency; increasing criticality of information technology and data in the enterprise environment which requires data centers with higher reliability; and growing reliance by enterprises on outsourcing as a solution to the increasing complexity and cost of managing mission-critical IT infrastructure. We believe that, as a result of this strong demand and the challenges of sourcing, developing and operating new facilities that meet the required standard, there is a relative scarcity of high-performance data center capacity in China.

Our portfolio of data centers and secured expansion capacity are strategically located to address this growing demand. We operate our data centers to service our customers predominantly in Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu, the primary financial, commercial, industrial and communications hubs in each region of China. We have also established a presence in Hong Kong which we believe is another important market for our customers. Our data centers are located in close proximity to the corporate headquarters and key operation centers of many large enterprises, providing convenient access for our customers. Furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities. In addition to our presence in core markets, we recently entered in an agreement with one of our largest customers for the development and operation of a data center campus in Hebei province, China.

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

We currently serve approximately 500 customers, including cloud service providers and large Internet companies, a diverse community of financial institutions, telecommunications and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. We host a number of the largest cloud service providers operating in China, including Aliyun, the cloud computing unit of Alibaba, which are present in several of our data centers. Contracts with our cloud service provider and large Internet customers have terms of three to ten years, while contracts with our financial institution and enterprise customers typically have terms of one to five years.

Capturing demand from cloud adoption in China is an important part of our business, and we believe it will remain central to our growth strategy going forward. During the past three years, cloud service providers have grown to account for nearly 60% of our total area committed as of December 31, 2017. Cloud service providers are driving increased global demand for data center capacity, and we believe that leading cloud service providers represent the majority of such new demand in China. Our total area committed increased from 61,043 sqm as of December 31, 2016 to 102,528 sqm as of December 31, 2017, representing an increase of 68.0%. This sales increase was driven primarily by increased cloud adoption in China and higher demand from cloud service providers, as well as new commitments from large Internet, financial service institution and enterprise customers. As we strengthen partnerships with cloud service providers and supply data center capacity that meets their needs, we believe that our service offerings will also be more attractive to enterprise customers.

As of December 31, 2017, we operated sixteen self-developed data centers with an aggregate net floor area of 89,794 sqm in service. We also operated capacity at approximately twenty third-party data centers with an aggregate net floor area of 11,464 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further four new self-developed data centers, and one phase of an existing data center, which collectively have an aggregate net floor area of 24,505 sqm, under construction. In addition, we had an estimated aggregate developable net floor area of approximately 46,000 sqm held for future development and had entered into four memoranda of understanding for leasing up to of eight data center shell buildings that we expect to provide us with additional net floor area of approximately 46,000 sqm. Our net revenue and results of operations are largely determined by the degree to which data center space is committed or pre-committed as well as its utilization. We had commitment rates of 87.5%, 89.0% and 91.8% as of December 31, 2015 and 2016 and 2017, respectively. We had utilization rates of 59.1%, 60.8% and 60.9% as of December 31, 2015, 2016 and 2017, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have entered into agreements but have not yet started to use revenue generating services.

Our net revenue grew from RMB703.6 million in 2015 to RMB1,056.0 million in 2016, representing an increase of 50.1%, and increased to RMB1,616.2 million (US$248.4 million) in 2017, representing an increase of 53.1%.  Our adjusted EBITDA increased from RMB164.7 million in 2015 to RMB270.5 million in 2016, and further increased to RMB512.3 million (US$78.7 million) in 2017. Our net loss increased from RMB98.6 million in 2015 to RMB276.4 million in 2016, and increased to RMB326.9 million (US$50.2 million) in 2017. As of December 31, 2016, and 2017, our accumulated deficit was RMB858.7 million and RMB1,185.6 million (US$182.2 million), respectively.

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

For our in-service data centers, we aim to maintain high levels of long-term utilization. As of December 31, 2017, our commitment rate was 91.8% of aggregate net floor area in service, while our utilization rate was 60.9%. The difference between commitment rate and utilization rate reflects the contracts which were still in the process of moving into our data centers. If we secure pre-commitments from customers, particularly large-scale capacity commitments from anchor customers, we expect that our utilization rate will continue to lag our commitment rate due to the longer time taken to move in associated with these types of contracts.

Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer contracts and substantial backlog. We endeavor to provide high levels of customer service, support, and satisfaction so as to maintain long-term customer relationships and high rates of contract renewals for our services.

Our Data Centers

Our data centers are large-scale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT infrastructure. We install large power capacity, together with engineering technologies to optimize power usage efficiency, enabling our customers to deploy their IT infrastructure more efficiently and reduce their operating and capital costs. Our data centers are located in close proximity to the corporate headquarters and key operations centers of many large enterprises, providing convenient access for our customers, as well as in areas where there are extensive telecommunications networks enabling our customers to enhance the performance and lower the cost of connectivity to our data centers. Our data centers are strategically located in Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu, which are the primary financial, commercial, industrial and communications hubs in each region of China, and where demand is concentrated. In 2017, we entered in an agreement for a new data center campus development project in Hebei province, China. We continue to source and secure additional data center resources in China’s primary economic hubs.

The following table presents certain information relating to our data center portfolio as of December 31, 2017:

(Sqm)	Area in service	Area under construction	Area held for development
Location
Shanghai	37,552	9,113	19,615
Shenzhen	22,296	5,000	5,268
Guangzhou	14,716	0	0
Beijing	19,464	0	8,970
Hong Kong region	943	0	0
Chengdu	6,287	5,400	12,092
Hebei province	0	4,992	0

Total	101,258	24,505	45,945
Type
Self-developed	89,794	24,505	45,945
Third party	11,464	0	0

Total	101,258	24,505	45,945

As of December 31, 2017, our total area committed was 102,528 sqm, of which 92,961 sqm and 9,567 sqm related to data centers in service and data centers under construction, respectively.

Self-developed Data Centers

As of December 31, 2017, we operated sixteen self-developed data centers with an aggregate net floor area of 89,794 sqm in service. We also operated capacity at approximately twenty third-party data centers with an aggregate net floor area of 11,464 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further four new self-developed data centers, and one phase of an existing data center, which collectively have an aggregate net floor area of 24,505 sqm, under construction. In addition, we had an estimated aggregate developable net floor area of approximately 46,000 sqm held for future development and had entered into four memoranda of understanding for leasing up to of eight data center shell buildings that we expect to provide us with additional net floor area of approximately 46,000 sqm.

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

•                  High Power Density.   Our self-developed data centers in service and under construction have an average power density of approximately 2.0 kW/m2. High power density enables customers to deploy their IT infrastructure more efficiently and to optimize their IT infrastructure performance.

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

Types of Data Centers.     We have a diversified and flexible approach to developing our data center portfolio. We categorize our data centers into the following two types:

•                  Purpose-Built.   Purpose-built data centers are facilities which are designed and constructed specifically for use as data centers. Our purpose-built facilities comprise those that we design ourselves and for which we directly oversee the construction and fit out, as well as certain of the facilities that we lease or have acquired from third-parties. Purpose-built facilities represent approximately 53.2% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2017.

•                  Converted.   Conversion involves repurposing existing industrial buildings for use as data centers. We undertake conversions in order to fulfill demand where time-to-market and site opportunity do not allow us to purpose-build. We carefully select such buildings based on their suitability for use as data centers. We design and construct to the same high technical specifications as our purpose-built data centers, so as to ensure that the end-product is of a comparable standard. Converted facilities represent approximately 46.8% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2017.

Data Center Tenure.     We hold our data centers either through direct ownership or lease. In China, land cannot be owned outright, but is secured through land use rights. For self-developed data centers that we own, we have rights to use the underlying land for up to 42 years, which is close to the longest permissible period, plus ownership of the buildings and other fixed assets comprising the data center. For self-developed data centers that we lease, we enter into long-term leases with the owners of the building generally for periods of fifteen to twenty years, which is the longest permitted lease period under PRC law. For third-party data centers where we lease capacity on a wholesale basis, we typically enter into leases for fixed terms of three to ten years.

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

•                  Under Construction.   Data centers are categorized as under construction once we have secured control of the site, obtained the necessary construction and other permits, established the design, and building and engineering works are in progress. When we successfully secure pre-commitments from customers, we calculate pre-commitment rate based on the area under construction.

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

Self-Developed Data Centers in Service:     The following table sets forth additional details concerning our portfolio of self-developed data centers in service as of December 31, 2017:

	Shanghai					Shenzhen					Guangzhou		Beijing			Chengdu
	KS1	SH1	SH2	SH3	SH4	SZ1	SZ2	SZ3	SZ4 (Phase 1) (3)	SZ5 (Phase 1) (3)	GZ1	GZ2	BJ1	BJ2	BJ3	CD1
Date ready for service (HHYY)	2H10	2H11	2H15	2H16	2H17	2H14	1H16	2H16	2H17	1H17	1H16	2H17	2H15	2H17	2H17	1H17
Type	Purpose-built	Purpose-built	Purpose-built	Purpose-built	Purpose-built	Converted	Converted	Converted	Converted	Converted	Converted	Converted	Converted	Converted	Converted	Purpose-built
Tenure	Owned	Leased	Leased	Leased	Leased	Leased	Leased	Leased	Leased	Leased	Leased	Leased	Leased	Leased	Leased	Owned
Area in service	6,546	6,432	7,712	7,950	8,394	4,286	4,308	2,678	4,677	5,000	6,521	6,131	2,435	6,177	4,260	6,287
Area committed	6,490	6,369	7,643	7,816	4,925	4,278	4,038	1,601	4,555	5,000	6,521	6,131	2,429	5,285	4,260	6,193
Commitment rate(1)	99%	99%	99%	98%	59%	100%	94%	60%	97%	100%	100%	100%	100%	86%	100%	99%
Area utilized	6,296	5,911	6,949	4,611	0	4,278	3,310	1,534	0	3,710	5,889	6,131	2,363	917	946	1,471
Utilization rate(2)	96%	92%	90%	58%	0%	100%	77%	57%	0%	74%	90%	100%	97%	15%	22%	23%

(1)         The ratio of area committed to area in service.

(2)         The ratio of area utilized to area in service.

(3)         We are developing our SZ4 and SZ5 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the SZ4 and SZ5 project.

As of December 31, 2017, we had invested an aggregate RMB5,422.3 million (US$833.4 million) in our data centers in service and expect to invest approximately an additional RMB198.3 million (US$30.5 million) to complete fitting out these data centers.

Self-Developed Data Centers Under Construction.     The following data table presents certain information relating to our self-developed data centers under construction as of December 31, 2017:

	Shanghai		Shenzhen	Chengdu	Hebei province
	SH5 (Phase1)(2)	SH6	SZ5 (Phase 2)(2)	CD2(Phase 1)(2)	HB1(3)
Estimated date ready for service (HHYY)	1H18	2H18	1H18	2H18	1H18
Type	Converted	Purpose-built	Converted	Purpose-built	Purpose-built
Tenure	Leased	Leased	Leased	Owned	Leased
Area under construction	2,042	7,071	5,000	5,400	4,992
Area pre-committed	0	3,200	0	1,375	4,992
Pre-commitment rate(1)	0%	45%	0%	25%	100%

(1)             The ratio of area pre-committed divided by the area under construction.

(2)             We are developing our SH5, SZ5 and CD2 data centers in phases. The categorization of data centers by stage of development is applied to each phase of SH5, SZ5 and CD2 development.

(3)             Adjacent to HB1, we recently secured and initiated construction of two additional data centers, named HB2 and HB3, in early 2018. HB2 and HB3 are fully pre-committed by one of our largest customers.

As of December 31, 2017, we had invested RMB761.6 million (US$117.1 million) in our data centers under construction and expect to invest approximately an additional RMB1,198.4 million (US$184.2 million) to complete construction in these data centers.

Self-Developed Data Center Resources Held for Future Development. We have also secured data center resources that we classify as held for future development. We have entered into leases and development agreements or secured land which could potentially be developed into data centers with an estimated aggregate developable net floor area of approximately 46,000 sqm. Self-developed data center resources held for future development include: (1) SZ4 (Phase 2), an existing building in Shenzhen which we have leased and which we are developing in two phases; (2) a site in Beijing for a purpose-built facility that is subject to the local power bureau relocating overhead power supply lines which affect the use of the site; (3) a site in Kunshan adjacent to KS1 for which we have secured land use rights; (4) CD2 (Phase 2) for which we have secured land use rights; (5) SH5 (Phase 2), extension of an existing building in Shanghai which we have leased and are developing in two phases; (6) SH7, a building under construction by the developer in Shanghai which we have leased, but not yet taken delivery; (7) SH8, an existing building in Shanghai which we have leased and where we have initiated construction in January 2018.

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

In November 2017, we entered into a letter of intent with a third party in respect of a potential acquisition of a company which is in the process of developing a data center located in Beijing. The execution of the definitive agreement for the acquisition is subject to the satisfactory completion of our due diligence. We expect that the completion of the foregoing acquisition would provide us with additional net floor area of approximately 4,500 sqm.

Subsequent to the 2017 year end, we have further secured several letters of intent or equivalent legal documents with relevant third parties in respect of potential acquisitions of companies which are in the process of developing data centers, or potential leases or purchases of properties for the development of self-developed data centers in Beijing and Guangzhou, respectively. The execution of definitive agreements for any such acquisition, lease or purchase is subject to satisfactory completion of our due diligence. We expect that the completion of the foregoing acquisitions would provide us with additional developed and developable net floor area of approximately 80,000 sqm.

Third-party data centers

In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. As of December 31, 2017, we operated capacity at approximately twenty third-party data centers with an aggregate net floor area of 11,464 sqm in service.

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

Managed Cloud Services.     The adoption of cloud computing continues to rise and has become a key element of IT strategy for enterprises globally. We believe that our data centers are well-suited for the hosting of cloud platforms. As a result, we have succeeded in attracting a number of the largest PRC cloud service providers to colocate their public cloud platforms in our data centers, including those operated by Aliyun, the cloud computing unit of Alibaba.

The presence in our data centers of major public cloud platforms enables us to offer our enterprise customers efficient and reliable access to the high capacity cloud resources of their choosing. On a reciprocal basis, we are able to assist our cloud service provider customers to access the enterprise customers which are present in our data centers. We believe that this established presence in our data centers creates a network effect which will attract other cloud service providers, as well as additional enterprise customers, to colocate in our data centers.

Large enterprises are increasingly deploying a combination of multiple private, hosted, or public cloud services, a configuration known as hybrid cloud. We expect that hybrid clouds will become increasingly prevalent in China. While this configuration can provide enterprises with greater flexibility, scalability, security and cost efficiency, it also presents new challenges in integrating and operating multiple systems. Leveraging our long track record as a provider of IT managed services, we are developing an innovative service platform to assist our enterprise customers in the management of their hybrid clouds, which we refer to as CloudConnect and CloudMix. CloudMix provides a robust management interface enabling enterprises to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers. We also architect cloud-based solutions tailored to the unique requirements of each customer. CloudConnect provides direct private connection to major public cloud platforms hosted in our data centers and across our network infrastructure. In addition, as part of our managed cloud services we also offer consulting services for customers who request additional know-how and assistance concerning the implementation of cloud-based solutions, such as migration from physical to cloud-based hosting.

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

We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We also have developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for almost 10 years, and received certification for ISO 22301 in June 2016. In October 2016, the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business critical infrastructure, awarded five of our data centers with their “Management and Operations (“M&O”) Approved Site” awards. We believe that our standard of data center operations, which reflects our history and culture as an IT service provider, set us apart from many data center service providers in China.

Our Customers

We consider our customers to be the end users of our data center services. We may enter into contracts directly with our end user customers or through intermediate contracting parties. We have long-standing relationships with all the major PRC telecommunications carriers who are both partners providing network services to our customers as well as intermediate contracting parties for the sale of colocation services to our customers. Because we negotiate with, maintain and support each of the end users of our services, even where the actual data center contract is made with the telecommunications carrier, we consider the end user to be our end customer. The end user customer generally has separate decision-making authority and a services procurement budget that is distinct from that of the telecommunications carriers with whom we contract.

We currently serve approximately 500 customers, including cloud service providers and large Internet companies, a diverse community of PRC and foreign financial institutions as well as telecommunications and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. We host a number of the largest cloud service providers operating in China, including Aliyun, the cloud computing unit of Alibaba, which are present in several of our data centers.

Our cloud service provider, large Internet and financial institution end user customers accounted for 57.9%, 21.2% and 13.1% of our total area committed as of December 31, 2017, respectively. Our three largest end user customers accounted for 34.9%, 17.7% and 13.5%, respectively, of our total area committed as of December 31, 2017. No other end user customer accounted for 10% or more of our total area committed as of that date.

The following table presents the total area committed of our top five end user customers, all of which are Internet companies, as of December 31, 2017:

End User Customer	Total area committed (sqm)(1)	Total area committed (%)
Customer 1	35,776	34.9%
Customer 2	18,133	17.7%
Customer 3	13,858	13.5%
Customer 4	3,895	3.8%
Customer 5	3,200	3.1%

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

A substantial majority of our customer contracts are multi-year contracts. Contracts for our cloud service provider and large Internet customers have terms of three to ten years, while contracts with our financial institution and enterprise customers are for between one to five years. Our typical service contract provides a notice period of one to six months for early termination, and in certain cases, we are entitled to a substantial amount of early termination damages equivalent to up to 12 months’ service fee, in addition to payment for our services already provided before such early termination.

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

Technology and Intellectual Property

We rely on a combination of copyright, trademark, trade secrets and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property, such as our proprietary storage and management system, for which we have registered a copyright. We also promote protection through contractual prohibitions, such as requiring our employees to enter into confidentiality and non-compete agreements which are applicable to selected employees. We derive most our revenues in China and use  , our figure trademark, in a majority of our services. We have registered the figure trademark in China in several categories that cover our service areas and we plan to register the figure trademark in China in certain additional categories. We have also registered the pure text of “GDS” as a trademark in several categories that cover our services areas, however, a third party has also registered the pure text of “GDS” as a trademark in certain IT-related services. It is our belief, based on our industrial experience, that our business is different from the services for which the third party registered its trademark. Nevertheless, since the services for which the third party trademark is registered are also IT-related and could be deemed as similar to ours to some extent, we cannot assure you that a government authority or court will hold the same view with us that such similarity will not cause confusion in the market. In such a case, if we are to use the pure text of GDS as our trademark, we may be required to explore the possibility of acquiring this trademark, or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional cost. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be subject to third-party claims of intellectual property infringement.”

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

We also compete with other carrier-neutral data center service providers, including:

•                  Domestic carrier-neutral data center service providers.   We compete with domestic carrier-neutral data center service providers with a presence in some of our markets, such as Sinnet, Dr. Peng and 21Vianet. We believe that we are well positioned in terms of our operational track record and our ability to: deliver high-performance data center services in all key markets; maintain consistently high facility and service quality; continue capacity expansion in all key markets to accommodate growing demand; and provide differentiated managed service offerings with a unique value proposition.

•                  International carrier-neutral data center service providers.   We compete to a lesser extent with foreign carrier-neutral data center service providers such as Equinix, KDDI and NTTCom, each of which has a presence in Shanghai and/or Beijing and primarily serve their international customers. We believe that we distinguish ourselves by our larger capacity and more extensive market presence across the key economics hubs in China, deep operating knowledge and long track record in the China market, and long-term relationships with the telecommunications carriers.

Employees and Training

We had 617, 609 and 740 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees by function as of December 31, 2017:

	Number of Employees	% of Total
Colocation services	358	48.4%
Managed services	98	13.2%
Sales and marketing	80	10.8%
Management, finance and administration	204	27.6%
Total	740	100.0%

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

Facilities

Our headquarters are located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China. We have additional offices in Beijing, Suzhou, Shenzhen, Guangzhou, Hong Kong and Chengdu.

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

The Telecom Catalogue, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, Internet data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access and online information and data search and etc. as VATS. The “Internet data center” business is categorized as a value-added telecommunications business and is defined under the Telecom Catalogue as a business that (i) uses relevant infrastructure facilities in order to render outsourcing services for housing, maintenance, system configuration and management services for clients’ Internet or other network related equipment such as servers, (ii) provides the leasing of equipment, such as database systems or servers, and the storage space housing the equipment and (iii) provides lease agency services of connectivity lines and bandwidth of infrastructure facilities and other application services. Also, Internet resources collaboration services business is incorporated into the definition of Internet data center business under the 2015 Telecom Catalogue (which took effect from March 1, 2016), and defined as “the data storage, Internet application development environment, Internet application deployment and running management and other services provided for users through Internet or other networks in the manners of access at any time and on demand, expansion at any time and coordination and sharing, by using the equipment and resources built on database centers”. Under the 2015 Telecom Catalogue, “fixed network domestic data transmission services” is categorized as a basic telecommunications business and is defined as “a domestic end-to-end data transfer business by wired mode under fixed-net, except for the Internet data transfer business,” and the “domestic Internet virtual private networks service” is categorized as a value-added telecommunications business and is defined as “a customization business of Internet closed user group network for domestic users by self-owned or leased Internet network resources of the operators and adopting TCP/IP agreement.”

On March 1, 2009, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating License, or the Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses. With respect to licenses for value-added telecommunications businesses, the Telecom License Measures distinguish between licenses for business conducted in a single province, which are issued by the provincial-level counterparts of the MIIT and licenses for cross-regional businesses, which are issued by the MIIT. The licenses for foreign invested telecommunications business operators need to be applied with MIIT. An approved telecommunications services operator must conduct its business in accordance with the specifications stated on its telecommunications business operating license. Pursuant to the Telecom License Measures, cross-regional VATS licenses shall be approved and issued by the MIIT with five-year terms. On July 3, 2017, the MIIT amended the Telecom License Measures, which took effect on September 1, 2017. The amendment mainly includes, among others, (i) the establishment of a telecommunications business integrated management online platform; (ii) provisions allowing the holder of a telecommunications business license (including the IDC license) to authorize a company, of which such license holder holds at least 51% of the equity interests indirectly, to engage in the relevant telecommunications business; and (iii) the cancellation of the requirement of an annual inspection of telecommunications business licenses, instead requiring license holders to complete an annual report.

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

To comply with the above restrictions and requirements, GDS Beijing has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across six cities in China: Beijing, Chengdu, Shanghai, Shenzhen, Suzhou and Guangzhou, and GDS Shanghai has obtained a cross-regional telecommunications license which permits it to provide data center services across five cities in China: Beijing, Chengdu, Shanghai, Shenzhen and Suzhou.

On January 17, 2017, the MIIT issued the Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market, or the 2017 MIIT Circular, according to which the MIIT determined to clear up and regulate the Internet access service market nationwide from the issuance date of the 2017 MIIT Circular until March 31, 2018. The 2017 MIIT Circular provides, among others, that (i) an enterprise that holds the corresponding telecom business license, including the relevant VAT license, shall not provide, in the name of technical cooperation or other similar ways, qualifications or resources to any unlicensed enterprises for their illegal operation of the telecom business, (ii) if an enterprise with its IDC license obtained prior to the implementation of 2015 Telecom Catalogue issued on March 1, 2016, has actually carried out Internet resources collaboration services, it shall make a written commitment to its original license issuing authority before March 31, 2017 to meet the relevant requirements for business licensing and obtain the corresponding telecom business license by the end of 2017, failure of which will result in such enterprise not being able to continue operating the business of Internet resources collaboration services as it currently does as of January 1, 2018, and (iii) without the approval of the MIIT, enterprises are not allowed to carry out cross-border business operations by setting up on its own or leasing private network circuits (including virtual private networks, or VPNs) or other information channels.

As of December 31, 2017, we had received the approvals from the MIIT, to expand the scope of IDC licenses, to cover Internet resources collaboration services, fixed network domestic data transmission services and domestic Internet virtual private networks service which, among other things, enable us to provide connectivity services over our own network to cloud and enterprise customers colocated in all of our data centers.

Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions

On June 4, 2010, the CBRC issued the Guidelines on the Management of Outsourcing Risks of Banking Financial Institutions , or the Guidelines, which requires that the banking financial institutions should manage risks in relation to outsourcing services, and thus, outsourcing services providers should meet the relevant standards and requirements with respect to their technical strength, service capacity, emergency response capacity, familiarity to the banking industry and etc., to pass the due diligence investigations conducted by the banking financial institutions pursuant to the Guidelines, and should also make commitments as to fulfilling reporting, cooperating, or other obligations as may be required by the banking financial institutions under the Guidelines.

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

Regulations Related to Land Use Rights and Construction

On June 11, 2003, the Ministry of Land and Resources, or the MLR promulgated the Regulation on Grant of State-owned Land Use Rights by Agreement, which became effective on August 1, 2003. According to such regulation, the land use rights (excluding land use rights of properties to be used for business purposes, such as commercial, tourism, entertainment and commodity residential properties, which land use rights must be granted by way of tender, auction or listing-for-sale according to relevant laws and regulations) may be granted by way of agreement. The local land bureau and the intended user will negotiate the land premium which shall not be lower than the minimum price approved by the relevant government and enter into the grant contract. Upon signing of the contract for the grant of land use rights, the grantee is required to pay the land premium pursuant to the terms of the contract and the contract is then submitted to the relevant local land bureau for the issue of the land use right certificate. Upon expiration of the term of grant, the grantee may apply for renewal of the term. Upon approval by the relevant local land bureau, a new contract shall be entered into to renew the grant, and a grant premium shall be paid.

If two or more entities are interested in the land use rights proposed to be granted, such land use rights shall be granted by way of tender, auction or listing-for-sale. Furthermore, according to the Provisions on the Grant of State-owned Construction Land Use Right by Way of Tender, Auction and Listing-for-Sale, which is effective from November 1, 2007, land use rights for properties for commercial use, tourism, entertainment and commodity residential purposes can only be granted through tender, auction and listing-for-sale.

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

According to the Land Registration Regulations promulgated by the State Land Administration Bureau, the predecessor of the MLR, on December 28, 1995 and implemented on February 1, 1996, all land use rights which are duly registered are protected by the law, and the land registration is achieved by the issue of a land use right certificate by the relevant authority to the land user.

Under the Administration Law of Urban Real Property of the People’s Republic of China, which was most recently amended by the Standing Committee of the National People’s Congress on August 27, 2009, the land must be developed in line with the purposes of the land and the deadline for commencement of construction as stipulated in the grant contract. Where construction does not commence within one year of commencement of construction as stipulated in the grant contract, an idle land fee may be charged at a rate of not more than 20% of the fee for the grant of land use rights. Where construction does not commence within two years, land use rights may be forfeited without compensation, except where the commencement of construction is delayed due to force majeure, an act of the government or relevant government departments, or preliminary work necessary for the commencement of construction.

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

On August 17, 2015, the GOPGB issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2015 Edition) , or the 2015 Catalogue, which is a revised edition of the 2014 Catalogue and provides comparatively stricter prohibition on the new construction or expansion of data centers. According to the 2015 Catalogue, new construction or expansion of data centers remains prohibited within Beijing’s municipal boundaries, except for cloud computing data centers with PUE lower than 1.5. In addition, within the boundaries of Beijing’s Dongcheng District, Xicheng District, Chaoyang District, Haidian District, Fengtai District and Shijingshan District, new construction or expansion of cloud computing data centers with PUE lower than 1.5 is also prohibited.

Regulations Related to Information Security and Confidentiality of User Information

Internet activities in China are regulated and restricted by the PRC government and are subject to penalties under the Decision Regarding the Protection of Internet Security.

The Ministry of Public Security, or the MPS, has promulgated measures that prohibit use of the Internet in ways that, among other things, divulge government secrets or disseminate socially destabilizing content. The MPS and its local counterparts have authority to supervise and inspect domestic websites to implement its measures. Internet information service providers that violate these measures may have their licenses revoked and their websites shut down.

On June 22, 2007, the MPS, the State Secrecy Administration and other relevant authorities jointly issued the Administrative Measures for the Hierarchical Protection of Information Security, which divides information systems into five categories and requires the operators of information systems ranking above Grade II to file an application with the local Bureau of Public Security within 30 days of the date of its security protection grade determination or since its operation.

The PRC government regulates the security and confidentiality of Internet users’s information.  The Administrative Measures on Internet Information Service, the Regulations on Technical Measures of Internet Security Protection and the Provisions on Protecting Personal Information of Telecommunication and Internet Users set forth strict requirements to protect personal information of Internet users and require Internet information service providers to maintain adequate systems to protect the security of such information.  Personal information collected must be used only in connection with the services provided by the Internet information service provider. Moreover, the Rules for Regulating the Order in the Market for Internet Information Service also protect Internet users’s personal information by (i) prohibiting Internet information service providers from unauthorized collection, disclosure or use of their users’s personal information and (ii) requiring Internet information service providers to take measures to safeguard their users’s personal information.

The Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which was approved by the Standing Committee of the National People’s Congress came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and strengthening network information management by taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, effectively addressing network security, preventing illegal and criminal activities, and maintaining the integrity, confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of key information infrastructure, including that such network operators with operations in the PRC shall store personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law.

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

On December 1, 2010, Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, the landlords and tenants are required to enter into lease contracts which must contain specified provisions, and the lease contract should be registered with the relevant construction or property authorities at municipal or county level within 30 days after its conclusion. If the lease contract is extended or terminated or if there is any change to the registered items, the landlord and the tenant are required to effect alteration registration, extension of registration or deregistration with the relevant construction or property authorities within 30 days after the occurrence of the extension, termination or alteration.

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

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks.

The MIIT amended its Administrative Measures on China Internet Domain Names in 2004 and replaced these measures with the Administration Measures of Internet Domain Names, which took effect on November 1, 2017. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in 1992, 2000 and 2008. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC.  The Chinese patent system is premised upon the “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention, and for 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner in order to use the patent. One of our consolidated VIEs obtained three utility models in 2016.

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

According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury , the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance , the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns , the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance , an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance.

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

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transactions, banks shall check board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of their sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with any outbound investments.

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

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which was amended in February 2017, and in December 2007 the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

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

Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were exempted from PRC enterprise income tax. However, such exemption was revoked by the Enterprise Income Tax Law and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates , which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income , which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation promulgated the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties in October 2009, which stipulates that non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a “conduit company” from being considered as a “beneficial owner” and a “beneficial owner” analysis shall be conducted on a case-by-case basis following the “substance-over-the-form” principle.

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

Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services, sales of services, intangible assets and real properties, and importation of goods are generally required to pay a value-added tax, or VAT.

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

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

C.                                    Organizational Structure

Our Corporate Structure

The following diagrams illustrate our corporate structure as of December 31, 2017. They omit certain entities that are immaterial to our results of operations, business and financial condition. Equity interests depicted in this diagram are held as to 100%. The relationships between each of GDS Shanghai and GDS Beijing and GDS Management Company as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)                       Includes 22 subsidiaries and consolidated entities (aside from EDSUZ (HK) Limited, shown above) incorporated in Hong Kong, 11 of which hold our PRC-incorporated data center companies, and two additional subsidiaries incorporated in BVI and Macau, but excludes dormant or immaterial entities with no material business. See the chart below for details on the data center holding companies.

(2)                       Includes 14 additional subsidiaries and consolidated entities incorporated in China. See the chart below for details on the data center companies.

(3)                       Holds equity interests of 99.90% in GDS Shanghai, and of approximately 99.97% in GDS Beijing.

(4)                       Holds equity interests of 0.10% in GDS Shanghai, and of approximately 0.03% in GDS Beijing.

(5)                       GDS Beijing holds equity interests of 1% in Zhangbei Yuntong, and GDS Suzhou holds equity interests of 99% in Zhangbei Yuntong.

Weiteng Construction, Weiteng Network, Shenzhen Yaode, EDC Shanghai Waigaoqiao and Zhangbei Yuntong operate the GZ1, GZ2, SZ5, SH1/SH2 and HB1 data centers, respectively. Other data centers are operated by the data center companies indicated in the diagram above, which in turn are held by data center holding companies indicated in the diagram above. The following diagram illustrates the structure of these data center holding companies and their data center companies:

The following table sets forth the full legal names of the data center holding companies and corresponding project companies:

Data center holding company	Data center company	Data center
EDS (HK) Limited	Shenzhen Yungang EDC Technology Co., Ltd., or EDC Shenzhen	Shenzhen data centers SZ1, SZ2 and SZ3
EDB (HK) Limited	Beijing Wanguo Shu’an Science & Technology Development Co., Ltd., or EDC Beijing Wanguo Shu’an	Site in Beijing for future development
EDB II (HK) Limited	Beijing Hengpu’an Data Technology Development Co., Ltd., or EDC Beijing Heng Pu An	Beijing data centers BJ1 and BJ2
	Beijing Hengchang Data Technology Co., Ltd., or EDC Beijing Hengchang	Beijing data center BJ3
FEP (HK) Limited	Guojin Technology (Kunshan) Co., Ltd., or EDC Guojin	Site in Kunshan for future development
EDE I (HK) Limited	Shanghai Yungang EDC Technology Co., Ltd., or EDC Shanghai Yungang	Shanghai data center SH3
EDKS (HK) Limited	Shenzhen Pingshan New Area Global Data Science & Technology Development Co., Ltd., or EDC Shenzhen Pingshan	Shenzhen data center SZ4
EDC China Holdings Limited	EDC Technology (Suzhou) Co., Ltd., or EDC Suzhou	—
	EDC (Chengdu) Industry Co., Ltd., or EDC Chengdu	Chengdu data center CD1 and CD2
	EDC Technology (Kunshan) Co., Ltd., or EDC Kunshan	Kunshan data center KS1
EDH (HK) Limited	Shanghai Shuchang Data Science & Technology Co., Ltd., or Shanghai Shuchang	Shanghai data center SH4
EDE II (HK) Limited	Shanghai Wanshu Data Technology Co., Ltd., or EDC Shanghai Wanshu	Shanghai data center SH5
EDCD (HK) Limited	Shanghai Puchang Data Science & Technology Co., Ltd., or Shanghai Puchang	Shanghai data centers SH6 and SH7
EBSD (HK) Limited	Shangahi Shuyao Data Technology Co., Ltd., or Shanghai Shuyao	Shanghai data center SH8

Contractual Arrangements with Our Affiliated Consolidated Entities

Contractual Arrangements among GDS Management Company, GDS Beijing and GDS Shanghai

Due to PRC legal restrictions on foreign ownership and investment in VATS, and IDC services in particular, we currently conduct these activities mainly through GDS Suzhou, an operating subsidiary of GDS Beijing that is now authorized by GDS Beijing to provide IDC services. Each of GDS Beijing and GDS Shanghai holds an IDC license which is required to operate our business. We effectively control GDS Beijing and GDS Shanghai through a series of contractual arrangements between these consolidated VIEs, their shareholders and GDS Management Company. These contractual arrangements allow us to:

•                  exercise effective control over our consolidated VIEs, namely GDS Shanghai, GDS Beijing and GDS Beijing’s subsidiaries, namely EDC Shanghai Waigaoqiao, GDS Suzhou, Kunshan Wanyu, Weiteng Construction, Beijing Yixin, Zhangbei Yuntong, Shenzhen Yaode, Shenzhen Jinyao, Shanghai Jinkai and Weiteng Network;

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not arrived at a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for providing our IDC services do not comply with PRC government restrictions on foreign investment in IDC services, we could be subject to severe penalties, including being prohibited from continuing operations.

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

Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. Our data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud-neutral, which enables our customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom we host in our facilities. We offer colocation and managed services, including a unique and innovative managed cloud value proposition. We have a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. As of December 31, 2017, we had an aggregate net floor area of 101,258 sqm in service, 91.8% of which was committed, and an aggregate net floor area of 24,505 sqm under construction, 39.0% of which was pre-committed.

We have experienced significant growth in recent years. Our net revenue grew from RMB703.6 million in 2015 to RMB1,056.0 million in 2016, representing an increase of 50.1%, and increased to RMB 1,616.2 million (US$248.4 million) in 2017, representing an increase of 53.1%. Revenues from colocation services grew from RMB500.9 million in 2015 to RMB770.1 million in 2016, and further grew to RMB1,219.1 million (US$187.4 million) in 2017, representing 71.2%, 72.9% and 75.4% of total net revenue, respectively. Revenue from managed services grew from RMB142.6 million in 2015 to RMB224.6 million in 2016, and further grew to RMB364.4 million (US$56.0 million) in 2017, representing 20.3%, 21.3% and 22.6% of total net revenue, respectively. Revenue from consulting services decreased from RMB10.1 million in 2015 to RMB8.3 million in 2016, and slightly increased to RMB8.4 million (US$1.3 million) in 2017, representing 1.4%, 0.8% and 0.5% of total net revenue, respectively. Revenue from IT equipment sales grew from RMB50.0 million in 2015 to RMB53.0 million in 2016, and decreased to RMB24.3 million (US$3.7 million) in 2017, representing 7.1%, 5.0% and 1.5% of total net revenue, respectively. Our adjusted EBITDA increased from RMB164.7 million in 2015 to RMB270.5 million in 2016, and further increased to RMB512.3 million (US$78.7 million) in 2017. Our net loss increased from RMB98.6 million in 2015 to RMB276.4 million in 2016, and increased to RMB326.9 million (US$50.2 million) in 2017. As of December 31, 2016 and 2017, our accumulated deficit was RMB858.7 million and RMB1,185.6 million (US$182.2 million), respectively.

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

Ability to Secure Commitments for Data Center Services from Our Customers and Minimize Move-in Periods

Due to the lengthy time period required to build data centers and the long-term nature of these investments, if we overestimate market demand for data center resources, our utilization rate, which is the ratio of area utilized to area in service would be reduced, which would adversely affect our results of operations. Our revenue growth depends on our ability to secure commitments for our data center services. We focus on obtaining these commitments during the construction phase by entering into pre-commitment agreements with customers and endeavor to maximize total area committed. While providing flexibility to customers, we also aim to minimize move-in period so as to provide billable services and to start generating revenue. Accordingly, our results of operations are highly influenced by our ability to maintain a high utilization rate. Our total area committed increased from 35,918 sqm as of December 31, 2015 to 61,043 sqm as of December 31, 2016 and further to 102,528 sqm as of December 31, 2017, while area utilized increased from 22,365 sqm as of December 31, 2015 to 37,082 sqm as of December 31, 2016, and further to 61,713 sqm as of December 31, 2017. Move-in periods, and minimum commitments over the move-in period, vary significantly from customer to customer. We strive to optimize our customer mix to achieve high commitment rates and utilization rates and a high proportion of long-term relationships.

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

Total area committed:    the sum of area committed and area pre-committed.

Commitment rate:    the ratio of area committed to area in service.

Pre-commitment rate:    the ratio of area pre-committed to area under construction.

Area utilized:    the net floor area of data centers in service that is also revenue generating pursuant to customer agreements in effect.

Utilization rate:    the ratio of area utilized to area in service.

The following table sets forth our key performance indicators as of December 31, 2015, 2016 and 2017.

	As of December 31,
(Sqm, %)	2015	2016		2017
Area in service	37,869	60,982		101,258
Area under construction	35,525	25,055		24,505
Area committed	33,140	54,258	(1)	92,961	(1)
Area pre-committed	2,778	6,785	(1)	9,567	(1)
Total area committed	35,918	61,043	(1)	102,528	(1)
Commitment rate	87.5%	89.0%		91.8%
Pre-commitment rate	7.8%	27.1%		39.0%
Area utilized	22,365	37,082		61,713
Utilization rate	59.1%	60.8%		60.9%

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

	Year Ended December 31,
	2015		2016		2017
	RMB	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except for percentages)
Net revenue
Service revenue	653,591	92.9	1,003,015	95.0	1,591,860	244,664	98.5
IT equipment sales	50,045	7.1	52,945	5.0	24,306	3,736	1.5

Total	703,636	100.0	1,055,960	100.0	1,616,166	248,400	100.0

Cost of revenue	(514,997)	(73.2)	(790,286)	(74.8)	(1,207,694)	(185,619)	(74.7)

Gross profit	188,639	26.8	265,674	25.2	408,472	62,781	25.3

Net Revenue

We derive net revenue primarily from colocation services and, to a lesser extent, managed services, including managed hosting and managed cloud services. In addition, from time to time, we also sell IT equipment on a stand-alone basis or bundled in a managed service contract arrangement to customers and provide consulting services. Substantially all of our service revenue is recognized on a recurring basis.

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

Our managed services include managed hosting and managed cloud services. Our managed hosting offering comprises a broad range of value-added services, covering each layer of the data center IT value chain. Our suite of managed hosting services includes technical services, network management services, data storage services, system security services, database services and server middleware services. The majority of our managed hosting services revenue is provided to customers for a fixed amount over the contract service period and billed on a monthly or quarterly basis. Revenue from managed hosting services is recognized ratably over the term of the contractual service period. Our suite of managed cloud services includes direct private connection to major cloud platforms, the provision of cloud infrastructure, and solutions to assist our customers in managing their hybrid clouds.

We are subject to VAT at a rate of 6% on the IDC services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide.

We consider our customers to be the end users of our data center services. We may enter into contracts directly with our end user customers or through intermediate contracting parties. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had two end user customers that generated 20.1% and 10.3% of our total net revenue, respectively, in 2015, 18.6% and 14.6% of our total net revenue in 2016, and one customer that generated 25.2% of our total net revenue in 2017, respectively. No other end user customer accounted for 10% or more of our total net revenue during the periods. We expect our total net revenue will continue to be highly dependent on a limited number of end user customers who account for a large percentage of our total area committed. As of December 31, 2017, we had three end user customers who accounted for 34.9%, 17.7% and 13.5%, respectively, of our total area committed. No other end user customer accounted for 10% or more of our total area committed.

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

	Year Ended December 31,
	2015		2016		2017
	RMB	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except for percentages)
Selling and marketing expenses	57,588	8.2	71,578	6.8	90,118	13,851	5.6
General and administrative expenses	128,714	18.3	227,370	21.5	228,864	35,176	14.2
Research and development expenses	3,554	0.5	9,100	0.9	7,261	1,116	0.4

Total operating expenses	189,856	27.0	308,048	29.2	326,243	50,143	20.2

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

In addition, as a public company, we have incurred legal, accounting and other expenses that we did not incur previously as a private company, including costs associated with public company reporting requirements. We have also incurred costs in order to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations implemented by the SEC and Nasdaq. We expect that such compliance, together with the growth and expansion of our business, will cause our general and administrative expenses to increase.

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

	Year Ended December 31,
	2015		2016		2017
	RMB	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except for percentages)
Cost of revenue	484	0.1	2,114	0.2	9,941	1,528	0.6
Selling and marketing	325	0.0	6,590	0.6	18,390	2,826	1.1
General and administrative	3,252	0.5	55,409	5.2	30,866	4,744	1.9
Research and development	—	—	52	0.0	646	99	0.1

Total share-based compensation expenses	4,061	0.6	64,165	6.0	59,843	9,197	3.7

We incurred lower share-based compensation expenses in 2017 as compared to 2016 which was due to us granting shares in May 2016 to employees, officers and directors for their past services. We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plans and incur further share-based compensation expenses in future periods.

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

Colocation services are services where we provide space, power and cooling to customers for housing and operating their IT system equipment in our data centers. Colocation services are provided to customers for a fixed consideration amount over the contract service period, ranging from one to ten years. Revenue from colocation services is recognized on a straight-line basis over the term of the contract. We have determined that our performance pattern to be straight-line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

Managed hosting services are services where we provide outsourced services to manage the customers’ data center operations, including data migration, IT operations, security and data storage. Managed hosting services are primarily provided to financial institution customers as a business continuity and disaster recovery solution for a fixed amount over the contract service period ranging from one to six years. Revenue from managed hosting services is recognized on a straight-line basis over the term of the contract. We have determined that its performance pattern to be straight-line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

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

Managed cloud services are services where we deliver virtual storage and computing services to customers, including offering direct private connections to major cloud platforms and providing cloud infrastructure and solutions to assist customers with managing their hybrid clouds. Managed cloud services are provided to customers for a fixed amount over the subscription period, ranging from one to three years. Revenue from managed cloud services is recognized ratably over the subscription period once all requirements for recognition have been met, including provisioning the service so that it is available to the customers.

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

If at any time the lessee and lessor agree to amend the provisions of the lease, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease under the lease classification criteria had the amended provisions been in effect at the inception of the lease, the amended agreement shall be considered as a new agreement over its term, and the lease classification criteria shall be applied for purposes of classifying the new lease.

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

Options to Directors, Officers and Employees

On May 1, 2016, we granted 11,084,840 share options to employees, officers and directors. These share options were fully vested upon the date of grant for past services and had an exercise price of US$0.7792 (RMB5.038) per option. The options have a contractual term of five years.

Options to Non-employee Consultants

In January 2015, we granted 1,000,000 share options to an external consultant at an exercise price of US$0.7792 (RMB4.8) per option. The options vest every six months in six equal instalments for future ongoing services. The options have a contractual term of five years. As of December 31, 2016 and 2017, 333,334 and nil forfeitable and unvested non-employee options remained unvested, respectively.

A summary of the share option activities is as follows:

Number of options
Options outstanding at January 1, 2015	17,463,207
Granted	519,271
Forfeited	(788,944)

Options outstanding at December 31, 2015	17,193,534
Granted	11,551,507
Forfeited	(155,259)

Options outstanding at December 31, 2016	28,589,782
Granted	333,334
Exercised	(816,880)
Forfeited	(19,000)

Options outstanding at December 31, 2017	28,087,236

As of December 31, 2016, and 2017, 600,000 and 266,666 forfeitable and unvested non-employee options were treated as unissued for accounting purposes and were not included in the table above.

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant up to May 2016 is estimated on the date of grant with the following assumptions.

Grant date:	January 2015	May 2016
Risk-free rate of return	2.27%	1.98%
Volatility	29.80%	28.50%
Expected dividend yield	—	—
Exercise multiple	2.20	2.2
Fair value of underlying ordinary share	US$0.90	US$1.51
Expected term	5 years	5 years
Discount for lack of marketability	10.00%	9.00%
Discount rate	11.40%	11.40%

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

The major assumptions used in calculating the fair value of ordinary shares include:

•                  Weighted average cost of capital, or WACC:   WACCs of 11.4% and 11.4% were used for dates as of January 2015 and May 2016, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

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

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our net revenue growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from January 2015 to May 2016. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

Settlement of liability-classified restricted shares award

In May 2016, the Board resolved to pay RMB11.7 million to its directors, of which RMB4.2 million will be settled in cash and RMB7.5 million will be settled by issuing of a variable number of our shares that have an equal value. Accordingly, we recorded an expense in general and administrative expenses and a liability of RMB11.7 million. In August 2016, we paid cash of RMB4.2 million and issued 877,400 fully vested restricted shares to its directors to fully settle such obligation. Fifty percent (50%) of the restricted shares may not be sold or otherwise disposed of for one year from the grant date. The number of restricted shares required to be issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB7.5 million. In May, August and November 2017, we issued a total of 502,000 fully vested restricted shares to our directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB4.5 million (US$0.7 million). Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

Restricted shares to directors, officers and employees

In December 2016 and July 2017, we granted 12,910,080 and 13,475,060 non-vested restricted shares, respectively, to employees, officers and directors. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the acquisition date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions is recognized as a compensation expense using the graded-vesting method. The value of restricted shares subject to performance conditions is recognized as a compensation expense using the graded-vesting method only when achievement of the performance conditions becomes probable.

The fair value of the restricted shares was determined by the closing sale price of the shares as quoted on the stock exchange market on the grant date. The total fair value of restricted shares granted during the years ended December 31, 2016 and 2017 was RMB77.4 million and RMB73.3 million (US$11.3 million), respectively, based on the fair value of the respective vesting dates.

A summary of the restricted share activity is as follows:

Number of Shares

Unvested at January 1, 2016	—
Granted	13,787,480
Vested	(877,400)
Forfeited	—

Unvested at December 31, 2016	12,910,080
Granted	13,977,060
Vested	(2,123,120)
Forfeited	(238,400)

Unvested at December 31, 2017	24,525,620

We recognized restricted share related share-based compensation expenses of RMB4.7 million and RMB56.2 million (US$8.6 million) for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, total unrecognized compensation expense relating to the unvested shares was RMB81.3 million (US$12.5 million). The expense is expected to be recognized over a weighted average period of 1.88 years using the graded-vesting attribution method. We did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2016 and 2017.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	December 2016	July 2017
Risk-free rate of return	0.68~1.65%	1.29~1.63%
Volatility	22.35~24.80%	20.43~21.48%
Expected dividend yield	—	—
Share price at grant date	US$1.24	US$1.191
	(RMB8.6)	(RMB8.0)
Expected term	1~5 years	2~4 years

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

If we were to be non-resident for PRC tax purposes, dividends paid to us from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The PRC Corporate Income Tax, or CIT law, and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. We have not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2015, 2016 and 2017, as we plan to permanently reinvest these earnings in the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Dividends payable to our foreign investors and gains on the sale of our ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax” and “—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Recently Issued Accounting Standards

In May 2017, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-09, Compensation—Stock Compensation (Topic 718). This ASU was issued primarily to provide clarity and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. This ASU affects any entity that changes the terms or conditions of a share-based payment award. This ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This ASU is effective for annual or any interim reporting periods beginning after December 15, 2017 with early adoption permitted. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU should be applied on a prospective basis. This ASU is effective for the Company for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-03, Accounting Changes and Error Corrections (Topic 250). The ASU adds SEC disclosure requirements for both the quantitative and qualitative impacts that certain recently issued accounting standards will have on the financial statements of a registrant when such standards are adopted in a future period. Specially, these disclosure requirements apply to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is effective immediately.

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods with early adoption being permitted. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In November 2016, FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU applies to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This ASU is effective for the Company for its fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption being permitted. The amendments in this update should be applied using a retrospective transition method to each period presented. The adoption of this ASU will affect the presentation of restricted cash of RMB27.7 million and RMB74.2 million (US$11.4 million) as of December 31, 2016 and December 31, 2017, respectively.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU requires the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This ASU is effective for fiscal years and interim period within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU provides guidance on the classification of eight cash flow issues to reduce the existing diversification in practice, including (a) debt prepayment or debt extinguishment costs; (b) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (c) contingent consideration payments made after a business combination; (d) proceeds from settlement of insurance claims; (e) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (f) distributions received from equity method investees; (g) beneficial interests in securitization transactions; and (h) separately identifiable cash flows and application of the predominance principle. The ASU is effective for fiscal years and interim period within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. While we are currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements, we currently believe the most significant changes relate to the recognition of right-of-use (“ROU”) assets and lease liabilities on our balance sheet for operating leases of the building of certain data centers. As of December 31, 2017, we had operating lease commitments expiring within 20 years from the inception of the leases. The total amount of the future minimum lease payments under operating leases was RMB760.4 million (US$116.9 million) as of December 31, 2017.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) Topic 606 and issued subsequent amendments to the initial guidance within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13 and ASU 2017-14 collectively referred as “Topic 606”.  Topic 606 will replace most existing revenue recognition guidance in U.S. GAAP. The core principle of Topic 606 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. Topic 606 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments.

Topic 606 allows entities to adopt with one of these two methods: full retrospective, which applies retrospectively to each prior reporting period presented, or modified retrospective, which recognizes the cumulative effect of initially applying the revenue standard as an adjustment to the opening balance of retained earnings in the period of initial application. We currently anticipate adopting the standard using the modified retrospective method.

Topic 606, as amended, is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We will adopt the standard on January 1, 2018.

Based on the revenue of its customer contracts, we expect that revenue on the majority of our customer contracts will continue to be recognized over the contract terms, consistent with our current revenue recognition accounting policy. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

A.                                    Results of Operations

Selected Consolidated Financial Information

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2015, 2016 and 2017. This information should be read together with our audited consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 and related notes included elsewhere in this annual report on Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	703,636	100.0	1,055,960	100.0	1,616,166	248,400	100.0
Cost of revenue	(514,997)	(73.2)	(790,286)	(74.8)	(1,207,694)	(185,619)	(74.7)

Gross profit	188,639	26.8	265,674	25.2	408,472	62,781	25.3
Operating expenses
Selling and marketing expenses	(57,588)	(8.2)	(71,578)	(6.8)	(90,118)	(13,851)	(5.6)
General and administrative expenses	(128,714)	(18.3)	(227,370)	(21.5)	(228,864)	(35,176)	(14.2)
Research and development expenses	(3,554)	(0.5)	(9,100)	(0.9)	(7,261)	(1,116)	(0.4)

(Loss) Income from operations	(1,217)	(0.2)	(42,374)	(4.0)	82,229	12,638	5.1
Other income (expenses)
Net interest expense	(125,546)	(17.9)	(263,164)	(24.9)	(406,403)	(62,463)	(25.1)
Foreign currency exchange (loss) gain, net	11,107	1.6	18,310	1.7	(12,299)	(1,890)	(0.8)
Government grants	3,915	0.6	2,217	0.2	3,062	470	0.2
Others, net	1,174	0.2	284	0.0	435	67	0.0

Loss before income taxes	(110,567)	(15.7)	(284,727)	(27.0)	(332,976)	(51,178)	(20.6)
Income tax benefits	11,983	1.7	8,315	0.8	6,076	934	0.4

Net loss	(98,584)	(14.0)	(276,412)	(26.2)	(326,900)	(50,244)	(20.2)

Effect of Acquisition of GZ1

On May 19, 2016, we, through GDS Beijing, acquired all of the equity interest in Weiteng Construction from a third party for a cash consideration of RMB129.5 million, subject to adjustment, if any, pursuant to the terms of conditions of the equity purchase agreement. Cash consideration of RMB25.9 million was outstanding as of December 31, 2016 which was paid in 2017. Weiteng Construction is a limited liability company organized and existing under PRC law and owns a data center in Guangzhou. As of the date of the acquisition, the data center had just commenced operation. After the acquisition, Weiteng Construction has been consolidated with our results of operations. Weiteng Construction had a net revenue of RMB36.9 million and a net loss of RMB2.9 million for the period from May 20, 2016 to December 31, 2016, which is included in our results of operations for the year ended December 31, 2016.

Effect of Acquisition of SZ5

On June 29, 2017, we consummated an acquisition of all the equity interests in a target group from a third party for an aggregate contingent purchase price of RMB312.0 million (US$48.0 million), of which RMB69.8 (US$10.7 million) was paid as of December 31, 2017. As of December 31, 2017, we expected that all specified conditions would be met and we would be obligated to settle the full amount of the purchase price under the share purchase agreement of RMB312.0 million (US$48.0 million). The target group owns a data center project in Shenzhen, China. As of the date of the acquisition, the data center had just commenced its operations. After the acquisition, this target group had a net revenue of RMB42.1 million (US$6.5 million) and a net loss of RMB23.9 million (US$3.7 million) for the period from June 30, 2017 to December 31, 2017, which is included in our results of operations for the year ended December 31, 2017.

Effect of Acquisition of GZ2

On October 9, 2017, we consummated an acquisition of all the equity interests in a target group from a third party for an aggregate cash consideration of RMB234.0 million (US$36.0 million), of which RMB184.2 (US$28.3 million) was paid as of December 31, 2017. The target group owns a data center project in Guangzhou, China. As of the date of the acquisition, the data center was fully operational. After the acquisition, this target group had a net revenue of RMB26.6 million (US$4.1 million) and a net income of RMB2.7 million (US$0.4 million) for the period from October 10, 2017 to December 31, 2017, which is included in our results of operations for the year ended December 31, 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenue

Our net revenue increased by 53.1% to RMB1,616.2 million (US$248.4 million) in 2017 from RMB1,056.0 million in 2016. This increase was due to an increase in service revenue of RMB588.9 million, partially offset by a decrease in IT equipment sales of RMB28.7 million. The increase in service revenue consisted of an increase in revenue from colocation services of RMB449.0 million, an increase in revenue from managed services of RMB139.8 million and an increase in revenue from consulting services of RMB0.1 million. These increases in service revenue were mainly due to (i) an increase in area utilized from 37,082 sqm as of December 31, 2016 to 61,713 sqm as of December 31, 2017 as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers since December 31, 2016 and (iv) the acquisition of one data center in Guangzhou in May 2016, and two data centers in Shenzhen and Guangzhou in 2017, respectively.

Cost of Revenue

Our cost of revenue increased by 52.8% to RMB1,207.7 million (US$185.6 million) in 2017 from RMB790.3 million in 2016. This increase was primarily due to an increase of 60.5% in utility costs to RMB363.3 million (US$55.8 million) in 2017 from RMB226.3 million in 2016, and an increase of 67.1% in depreciation and amortization costs to RMB345.4 million (US$53.1 million) in 2017 from RMB206.7 million in 2016. Increases in both utility costs and depreciation and amortization costs were largely a result of an increase in new data center facilities. In addition, the increase in cost of revenue was due to (i) an increase of RMB34.8 million in rental expense for operating lease, (ii) an increase in personnel costs of RMB17.4 million in connection with more data centers coming into service, (iii) an increase of RMB12.5 million for network cost, and (iv) an increase of RMB103.9 million for maintenance and other costs. The increase was partially offset by a decrease in cost of equipment sold of RMB26.9 million. Cost of revenue as percentage of net revenue slightly decreased to 74.7% in 2017 from 74.8% in 2016.

Operating Expenses

Our total operating expenses increased by 5.9% to RMB326.2 million (US$50.1 million) in 2017 as compared to RMB308.0 million in 2016. The increase was primary due to an increase in personnel cost of RMB16.6 million and an increase in office and traveling expenses of RMB13.5 million, which was partially offset by a decrease in share-based compensation expenses of RMB12.1 million. Our total operating expenses as a percentage of our net revenue decreased to 20.2% in 2017 from 29.2% in 2016.

Selling and Marketing Expenses.    Our selling and marketing expenses increased by 25.9% to RMB90.1 million (US$13.9 million) in 2017 from RMB71.6 million in 2016. This increase was primarily attributable to (i) an increase in share-based compensation expenses of RMB11.8 million, and (ii) an increase in personnel costs of RMB7.8 million, related to bonuses and the hiring of sales personnel.

General and Administrative Expenses.    Our general and administrative expenses increased by 0.7% to RMB228.9 million (US$35.2 million) in 2017 from RMB227.4 million in 2016. This increase was primarily a result of (i) an increase in personnel costs of RMB12.1 million, (ii) an increase in office and traveling expenses of RMB12.1 million, and (iii) an increase in depreciation and amortization expenses of RMB12.3 million due to the expansion of our business. The increase was partially offset by (i) a decrease in share-based compensation expenses of RMB24.5 million, (ii) a decrease in directors’ fees of RMB6.4 million and (iii) a decrease in start-up costs of RMB5.5 million.

Research and Development Expenses.    Our research and development expenses decreased by 20.2% to RMB7.3 million (US$1.1 million) in 2017 from RMB9.1 million in 2016, which was primarily due to the decrease in research and development projects.

Other Income (Expenses)

Interest Income.     Our interest income increased by 170.5% to RMB5.6 million (US$0.9 million) in 2017 from RMB2.1 million in 2016. The increase was primarily a result of an increase in cash balance.

Interest Expenses.     Our interest expenses increased by 55.3% to RMB412.0 million (US$63.3 million) from RMB265.2 million in 2016. This increase was primarily a result of an increase of borrowings and capital lease and other financing obligations.

Government Grants.     Income from government grants increased by 38.1% to RMB3.1 million in 2017 from RMB2.2 million in 2016.

Foreign Currency Exchange Gain (Loss), net.    Changes in currency rates resulted in a loss of RMB12.3 million (US$1.9 million) in 2017 as compared to a gain of RMB18.3 million in 2016, primarily due to the depreciation of the U.S. dollar relative to Renminbi.

Income Tax Benefits.    Income tax benefits decreased to RMB6.1 million (US$0.9 million) in 2017 from RMB8.3 million in 2016. This decrease was primarily due to an increase in the valuation allowance of deferred tax assets.

Net Loss.    As a result of the foregoing, net loss increased to RMB326.9 million (US$50.2 million) in 2017 from RMB276.4 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenue

Our net revenue increased by 50.1% to RMB1,056.0 million in 2016 from RMB703.6 million in 2015. This increase was due to an increase in service revenue of RMB349.4 million, as well as an increase in IT equipment sales of RMB2.9 million. The increase in service revenue consisted of an increase in revenue from colocation services of RMB269.2 million and an increase in revenue from managed services of RMB82.0 million, which was offset by a decrease in revenue from consulting services of RMB1.8 million. These increases in service revenue were mainly due to (i) an increase in area utilized from 22,365 sqm to 37,082 sqm from December 31, 2015 to December 31, 2016 as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of two new data centers in Shanghai and Beijing in the second half year of 2015 and another three new data centers in Shanghai and Shenzhen in 2016, and (iv) the addition of a new data center in Guangzhou through the acquisition of Weiteng Construction.

Cost of Revenue

Our cost of revenue increased by 53.5% to RMB790.3 million in 2016 from RMB515.0 million in 2015. This increase was primarily due to an increase of 62.2% in utility costs to RMB226.3 million from RMB140.0 million in 2015, and an increase of 57.7% in depreciation and amortization costs to RMB206.7 million in 2016 from RMB131.1 million in 2015. Increases in both utility costs and depreciation and amortization costs were largely a result of increase in new data center facilities. In addition, the increase in cost of revenue was due to (1) an increase of RMB16.6 million for the cost of equipment sold in 2016, (2) an increase in personnel costs of RMB24.3 million in connection with more data centers coming into service in 2016, (3) an increase of RMB22.6 million for network cost and (4) an increase of RMB50.8 million for maintenance and other costs in connection with more data centers coming into service in 2016. Cost of revenue as percentage of net revenue slightly increased to 74.8% in 2016 from 73.2% in 2015.

Operating Expenses

Our operating expenses increased by 62.3% to RMB308.0 million in 2016 from RMB189.9 million in 2015. This increase was primarily due to an increase in share-based compensation expenses of RMB58.5 million and an increase in personnel costs and directors’ fees of RMB38.5 million. Our operating expenses as a percentage of our net revenue increased to 29.2% in 2016 from 27.0% in 2015.

Selling and Marketing Expenses.     Our selling and marketing expenses increased 24.3% to RMB71.6 million in 2016 from RMB57.6 million in 2015. This increase was primarily attributable to (i) an increase in share-based compensation expenses of RMB6.3 million, and (ii) an increase in marketing expenses of RMB4.8 million. Our selling and marketing expenses as a percentage of net revenue decreased to 6.8% in 2016 from 8.2% in 2015.

General and Administrative Expenses.     Our general and administrative expenses increased by 76.6% to RMB227.4 million in 2016 from RMB128.7 million in 2015. This increase was primarily due to (i) an increase in share-based compensation expenses of RMB52.2 million related to the fully vested share options granted in May 2016 and the grant of restricted shares under 2016 incentive plan, (ii) an increase in personnel costs and directors’ fees of RMB33.9 million and (iii) an increase in professional fee of RMB13.6 million. Our general and administrative expenses as a percentage of net revenue increased to 21.5% in 2016 from 18.3% in 2015.

Research and Development Expenses.     Our research and development expenses increased by 156.0% to RMB9.1 million in 2016 from RMB3.6 million in 2015. This increase was primarily a result of increased payroll and personnel related costs as we hired additional research and development personnel. Our research and development expenses as a percentage of net revenue increased to 0.9% in 2016 from 0.5% in 2015.

Other Income (Expenses)

Interest Income.     Our interest income increased by 52.8% to RMB2.1 million in 2016 from RMB1.4 million in 2015. The increase was primarily a result of an increase in cash balance.

Interest Expenses.     Our interest expenses increased by 109.0% to RMB265.2 million in 2016 from RMB126.9 million in 2015. This increase was primarily a result of the convertible bonds we issued in December 2015 and January 2016 and increased balance of loans and borrowings.

Foreign Currency Exchange Gain (Loss), net.     Changes in currency rates resulted in a gain of RMB18.3 million in 2016 as compared to a gain of RMB11.1 million in 2015, primarily due to the appreciation of the U.S. dollar relative to Renminbi in 2016.

Government Grants.     Income from government grants decreased by 43.4% to RMB2.2 million in 2016 from RMB3.9 million in 2015.

Income Tax Benefits.     Income tax benefits decreased to RMB8.3 million in 2016 from RMB12.0 million in 2015. This decrease was primarily due to an increase in the valuation allowance of deferred tax assets provided in 2016 compared to 2015.

Net Loss.     As a result of the foregoing, net loss increased to RMB276.4 million in 2016 from RMB98.6 million in 2015.

B.                                    Liquidity and Capital Resources

Our primary sources of liquidity have been cash flow from short-term and long-term borrowings, including borrowings from related parties, and issuance of debt and equity securities, including in our initial public offering, follow-on public offering, private placement and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had capital lease and other financing obligations. As of December 31, 2017, we had cash of RMB1,873.4 million (US$287.9 million). In addition, as of December 31, 2017, total short-term debt was RMB888.4 million (US$136.5 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB790.5 million (US$121.5 million) and the current portion of capital lease and other financing obligations of RMB97.9 million (US$15.0 million). As of the same date, total long-term debt was RMB5,762.8 million (US$885.7 million), comprised of long-term borrowings (excluding current portion) of RMB3,459.8 million (US$531.7 million) and the non-current portion of capital lease and other financing obligations of RMB2,303.0 million (US$354.0 million).

Based on our current level of operations and available cash, including the proceeds we received from our initial public offering and follow-on public offering, we believe our available cash, cash flows from operations, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially.

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

As of December 31, 2017, our cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong, and the Cayman Islands. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “—Statutory Reserves.”

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

As a result of these laws, rules and regulations relating to statutory reserves, foreign exchange conversion and withholding taxes described above, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their offshore holding companies as dividends, loans or advances. As of December 31, 2017, we had restricted assets of RMB2,495.1 million (US$383.5 million), which mainly consisted of registered capital.

In October 2017, as part of our efforts to explore various financing options, we received from the NDRC the Foreign Debt Registration Certificate which allows us to issue foreign currency denominated bonds of up to US$300 million or the equivalent thereof in other foreign currencies subject to certain conditions. We applied for and have received NDRC approval of certain amendments to the conditions of the Foreign Debt Registration Certificate, and such approval is effective until the end of December 2018.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(80,298)	(150,228)	(174,612)	(26,837)
Net cash used in investing activities	(731,905)	(1,147,064)	(2,035,778)	(312,893)
Net cash provided by financing activities	1,127,685	2,128,614	2,346,767	360,692
Effect of exchange rate changes on cash	2,258	55,499	(74,250)	(11,414)
Net increase in cash	317,740	886,821	62,127	9,548
Cash at beginning of year	606,758	924,498	1,811,319	278,395
Cash at end of year	924,498	1,811,319	1,873,446	287,943

Operating Activities

Cash used in operating activities was RMB174.6 million (US$26.8 million) in 2017, primarily due to a net loss of RMB326.9 million (US$50.2 million), adjusted for (i) depreciation and amortization of RMB378.1 million (US$58.1 million), primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB59.8 million (US$9.2 million), (iii) amortization of debt issuance cost and debt discount of RMB48.1 million (US$7.4 million), (iv) deferred tax benefits of RMB11.6 million (US$1.8 million), and (v) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB134.6 million (US$20.7 million) due to increased revenue, (ii) an increase in VAT recoverable of RMB194.3 million (US$29.9 million) as a result of the expansion of our business, and (iii) a decrease in accrued expenses and other payables of RMB80.3 million (US$12.3 million) mainly due to the settlement of interest in the period, partially offset by (i) an increase in other long-term liabilities of RMB59.1 million (US$9.1 million) primarily for the interest of the convertible bonds before conversion into ordinary shares in November 2017, (ii) an increase in accounts payable of RMB33.9 million (US$5.2 million) for operating expenses, and (iii) a decrease in other current assets of RMB11.5 million (US$1.8 million) primary for receipt of deposits.

Cash flow used in operating activities was RMB150.2 million in 2016, primary due to a net loss of RMB276.4 million, adjusted for (i) depreciation and amortization of RMB227.4 million, primarily relating to our data center property and equipment; (ii) deferred tax benefit of RMB10.6 million, (iii) stock compensation expenses of RMB64.2 million mainly as a result of increases in personnel as our operations expanded, and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase of VAT recoverable of RMB94.6 million due to an increase in payment of VAT as a result of the increase in construction activities that allows input VAT from construction to be deductible; (ii) an increase of accounts receivable of RMB79.4 million due to increased sales; (iii) an increase in restricted cash of RMB21.2 million for interest payment purpose; and (iv) increase in other current assets of RMB20.5 million and other non-current assets of RMB24.8 million, respectively, due to an increase in various kinds of deposits paid, partially offset by (i) an increase in accounts payable of RMB43.8 million due to increase in purchases, (ii) an increase in accrued expenses and other liabilities of RMB22.0 million due to the increase in interests and utilities expenses, and (iii) an increase in other long-term liabilities of RMB23.8 million due to the increase in interests which are contractually due after one year.

Cash flow used in operating activities was RMB80.3 million in 2015, primarily due to a net loss of RMB98.6 million, adjusted for (i) depreciation and amortization of RMB145.4 million, primarily relating to our data center property and equipment; (ii) deferred tax benefits of RMB10.6 million, (iii) stock compensation expenses of RMB4.1 million mainly as a result of increases in personnel as our operations expanded, and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase of VAT recoverable of RMB41.4 million due to an increase in payment of VAT as a result of the expansion of our business; (ii) an increase of accounts receivable of RMB37.6 million due to increased sales; (iii) an increase in non-current assets of RMB22.8 million due to more rental deposits paid for newly rented data centers; (iv) an increase in prepaid expense of RMB15.0 million due to increased prepayments for utility and network expenses; and (v) an increase of other current assets of RMB12.3 million due to an increase of purchased IT equipment awaiting sale, partially offset by an increase in other long-term liabilities of RMB15.3 million due to the increase in accrued interest.

Investing Activities

Net cash used in investing activities was RMB2,035.8 million (US$312.9 million) in 2017, which was primarily due to the deposits and payments for purchase of property and equipment of RMB1,760.2 million (US$270.5 million) for the development of our data centers and payments related to acquisitions of RMB275.6 million (US$42.4 million).

Net cash used in investing activities was RMB1,147.1 million in 2016, which was primarily due to payments for purchase of property and equipment of RMB987.8 million in the development of our data centers and payments related to acquisitions of RMB159.4 million.

Net cash used in investing activities was RMB731.9 million in 2015, which was primarily due to payments for purchase of property and equipment of RMB733.0 million in the development of our data centers, partially offset by the release of restricted cash related to purchase of property and equipment of RMB1.0 million.

Financing Activities

Net cash provided by financing activities was RMB2,346.8 million (US$360.7 million) in 2017, which was primarily due to proceeds from short-term and long-term borrowings, net of issuance cost, of RMB3,577.4 million (US$549.8 million) and net proceeds from issuance of ordinary shares to CyrusOne of RMB649.8 million (US$99.9 million), partially offset by repayment of short-term and long-term borrowings of RMB1,782.1 million (US$273.9 million), payment under capital lease and other financing obligations of RMB68.7 million (US$10.6 million) and restricted cash deposited for borrowings of RMB33.1 million (US$5.1 million).

Net cash provided by financing activities was RMB2,128.6 million in 2016, which was primarily due to proceeds from short-term and long-term borrowings, net of issuance cost, of RMB1,552.3 million, proceeds from issuance of bonds payable of RMB327.6 million and net proceeds from issuance of shares in connection with our initial public offering of RMB1,221.5 million, which was partially offset by repayment of short-term and long-term borrowings of RMB806.9 million, payment of preferred shares dividends of RMB76.5 million, repayment of a related party loan of RMB65.5 million and payment under capital lease and other financing obligations of RMB23.9 million.

Net cash provided by financing activities was RMB1,127.7 million in 2015, which was primarily due to proceeds from short-term and long-term borrowings, net of issuance cost, of RMB893.2 million, proceeds from issuance of bonds payable of RMB649.0 million and proceeds from a related party loan of RMB64.9 million, which was partially offset by repayment of short-term and long-term borrowings of RMB426.7 million, repayment of bonds payable of RMB14.3 million, repurchase of redeemable preferred shares of RMB23.3 million and payment under capital lease and other financing obligations of RMB17.9 million.

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

As of December 31, 2015, 2016 and 2017, we had nil, nil and RMB0.2 million (US$0.03 million) respectively, in our statutory reserves.

Capital Expenditures

We had capital expenditures, excluding payments related to acquisitions, of RMB733.0 million, RMB987.8 million and RMB1,760.2 million (US$270.5 million) in 2015, 2016 and 2017, respectively. Our capital expenditures were primarily for the purchase of equipment as well as land use rights and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities.

Convertible Bonds

On December 30, 2015 and January 29, 2016, we issued and sold convertible and redeemable bonds due in 2019 in an initial aggregate principal amount of US$150.0 million, which bonds were subscribed by Ping An Insurance and STT GDC, as to US$100.0 million and US$50.0 million, respectively.

On November 17, 2017, the full principal amount of the outstanding US$150.0 million convertible bonds was voluntarily converted into ordinary shares by Ping An Insurance and STT GDC at a set conversion price of US$1.675262 per ordinary share, or US$13.40 per ADS. Upon conversion of the principal amount of and interest accrued on the convertible bonds, we issued approximately 97.9 million additional Class A ordinary shares, representing 10.4% of our enlarged issued share capital.

Long-term borrowings

As of December 31, 2017, we had total working capital and project financing credit facilities of RMB5,371.6 million (US$825.6 million) from various banks, of which the unused amount was RMB986.9 million (US$151.7 million). As of December 31, 2017, we had drawn down RMB4,384.6 million (US$673.9 million), of which RMB462.9 million (US$71.2 million) was recorded in short-term loans and borrowings and RMB3,787.3 million (US$582.1 million) (net of debt issuance costs of RMB134.4 million (US$20.7 million)) was recorded in long-term loans and borrowings, respectively. Drawdowns from the credit facility are subject to approval of the relevant lending banks and are subject to the terms and conditions of each agreement.

A subsidiary of ours had an outstanding entrust loan of RMB199.8 million and RMB199.6 million as of December 31, 2015 and 2016, respectively, through a third-party bank that contains financial covenants. As of December 31, 2015 and 2016, we were in compliance with such covenants. In January 2017, we repaid the principal of the aforesaid entrust loan in full.

In November 2017, one of our subsidiaries entered into a financing arrangement with a third-party financier which was then amended in December 2017. Under such arrangement, the subsidiary assigned certain existing and future receivables as security in exchange for a cash payment of RMB200 million (US$30.7 million), which had been received by the subsidiary as of December 31, 2017. The subsidiary is obligated to repay the RMB200 million (US$30.7 million), together with interest at an effective rate of 9.70% per annum, within five years.

Beijing Loan Facilities

On October 28, 2015, our subsidiary Beijing Hengpu’an Data Technology Development Co., Ltd., or BJ Hengpu’an, entered into a term loan facility agreement with United Overseas Bank Limited for a principal amount of RMB120.0 million for financing borrower’s Beijing data center phase 1, or BJ1. The interest rate agreed under said term loan facility agreement is a fixed rate of 6.5625% per annum or 1.25x of PBOC’s base rate (as applicable based on the tranches of facilities utilized under the agreement) with a tenor of five years from the first utilization date of said facility (which, however, is to be no later than December 21, 2020). Such loan facilities have been fully repaid in July 2017.

On December 14, 2016, our subsidiary BJ Hengpu’an entered into a facility agreement with Standard Chartered Bank (China) Limited, Beijing Branch, pursuant to which the bank agreed to make available to the subsidiary loan facilities in a total amount of RMB380.0 million for repayment of borrower’s outstanding loan and financing borrower’s Beijing data center, BJ2. Such loan facilities have been fully refinanced as mentioned below.

On September 30, 2017, our subsidiary BJ Hengpu’an and Beijing Hengchang Data Science & Technology Development Co., Ltd., or BJ Hengchang, entered into a facility agreement with Standard Chartered Bank (China) Limited, Beijing Branch, or SCB, and BNP Paribas (China) Limited, or BNPP, pursuant to which the banks agreed to make available to the subsidiary loan facilities in a total amount of RMB570.0 million for the repayment of the outstanding existing bank loan and financing borrowers’ Beijing data centers, BJ1, BJ2 and BJ3. The interest rate agreed on each loan made by BNPP to the borrowers under the relevant tranches is 130% of PBOC base rate, and the interest rate agreed on each loan made by SCB to the borrowers under the relevant tranches is 6.3% per annum, with a term of up to sixty (60) months from the date of the facility agreement. The security for the loan includes, among others, a guarantee from the borrowers’ ultimate parent company, GDS Holdings Limited, pledge of entire shares of EDB II (HK) Limited (the shareholder of BJ Hengpu’an), pledge of BJ Hengpu’an’s 100% equity interests by EDB II, pledge of BJ Hengchang’s 100% equity interests by BJ Hengpu’an and the receivables under the service contracts with customers with respect to the borrowers’ data centers, mortgage of all movable assets in relation to the borrowers’ data centers and assignment of all insurance interests over such mortgaged assets, assignments of the borrowers’ rights under the building lease of the borrowers’ data centers, among other terms. The loan is required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 25% of our equity interests or have the power to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of our board of directors (or similar governing body), or ceases to be our single largest shareholder, (iii) we cease to, directly or indirectly, own 100% of the equity interests of the borrowers and have the power to control the borrowers, (iv) we cease to, directly or indirectly, own 100% of the equity interests of GDS Management Company and have the power to control GDS Management Company, (v) GDS Management Company ceases to, directly or indirectly, be the beneficial owner of 100% of equity interests of GDS Beijing and GDS Suzhou and have the power to control GDS Beijing and GDS Suzhou, (vi) GDS Beijing ceases to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of GDS Suzhou and have the power to control GDS Suzhou, (vii) BJ Hengpu’an ceases to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of BJ Hengchang and have the power to control BJ Hengchang, (viii)William Wei Huang ceases to directly own at least 99.9% of the equity interests of GDS Beijing, or (ix) GDS Beijing fails to renew its IDC License or the authorization by GDS Beijing to GDS Suzhou to operate the business in relation to BJ1, BJ2 and BJ3 pursuant to its IDC License on or before the date of its expiry date. The loan facilities contain financial covenants that limit certain financial ratios, such as the debt service coverage ratio, debt to equity ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the loan facility includes a cross default provision which would be triggered if we fail to repay any financial indebtedness in an aggregate amount of RMB50.0 million or more when due or within any originally applicable grace period. As of December 31, 2017, we had drawn down RMB530.8 million (US$81.6 million) under such facilities, which mature from October 2018 to September 2022, with a weighted average effective interest rate of 6.25% per annum, not taking issuance cost into consideration. The proceeds from the loan are being used for repayment of the loans under an existing term loan facility agreement entered into on August 4, 2017 and the construction, renovation and fitting-out of, as well as equipment for, the premises of the Beijing data center projects and working capital purposes. From January 1, 2018 to the date of this annual report, we drew down an additional RMB32.2 million (US$4.9 million) under these facilities.

Shenzhen Loan Facilities

On September 17, 2015, our subsidiary Shenzhen Yungang EDC Technology Co., Ltd. entered into a term loan facility agreement with United Overseas Bank (China) Limited, Shenzhen Branch and Credit Agricole Corporate and Investment Bank (China) Limited for a principal amount of RMB430.0 million for the subsidiary’s Shenzhen data centers SZ1 and SZ2 and respectively, and an amendment agreement dated August 5, 2016 to extend an additional term loan facility with principal loan amount of RMB100.0 million for financing the borrower’s Shenzhen data center, SZ3. The interest rate agreed under the term loan facility agreements is 1.2x or 1.3x of PBOC’s base rate for loans, as applicable, with a tenor of five years from respective facility utilization date, which is to be no later than September 18, 2020. Such loan facilities have been fully refinanced as mentioned below.

On March 30, 2017, our subsidiaries EDKS (HK) Limited and EDS (HK) Limited entered into a facility agreement with Credit Agricole Corporate and Investment Bank and United Overseas Bank Limited pursuant to which the banks agreed to make available to the subsidiaries loan facilities in a total amount of US$45 million for Shenzhen data centers SZ1, SZ2, SZ3 and SZ4 of the borrowers’ subsidiaries: Shenzhen Pingshan New Area Global Shenzhen Data Centre Science & Technology Development Co., Ltd., or EDC PS, and Shenzhen Yungang EDC Technology Co., Ltd, or EDC YG. The interest rate agreed under the facility agreement is the aggregate of the applicable 4.25% per annum and the London Interbank Offered Rate, or LIBOR, for U.S. dollars, with a term of up to 18 months from each respective facility utilization date, which term can be conditionally extended. The security for the loan includes, among others, a guarantee from the borrowers’ ultimate parent company, GDS Holdings Limited, pledge of the borrowers’ all present and future assets respectively, pledge of all equity interests of EDKS, pledge of all equity interests of EDC PS, and pledge of all receivables in connection with the shareholders’ loans of the borrowers to EDC PS and EDC YG respectively. The loan is required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 30% of our equity interests or ceases to be our single largest shareholder, (iii) we cease to, directly or indirectly, own or control 100% of the equity interests of our borrowers; (iv) EDKS ceases to, directly or indirectly, own or control 100% of the equity interests of EDC PS, (v) EDS ceases to, directly or indirectly, own or control 100% of the equity interests of EDC YG, or (vi) William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing. The loan facilities contain financial covenants that limit certain financial ratios, such as the debt to equity ratio, during the relevant period, as defined in the facilities. On December 29, 2017, the parties to the facility agreement entered into an amendment agreement to the facility agreement, pursuant to which the maturity date under the facility agreement was amended to April 20, 2020, the amount of facility A and facility B under the facility agreement was reallocated to be fully used for Shenzhen data centers SZ4 by EDC PS, and subject to the prior consent of all the banks and satisfaction of the relevant conditions under the amendment agreement, EDS (HK) Limited may cease to be a borrower and a guarantor under the facility agreement and EDC YG may cease to be an onshore obligor thereunder. As of December31, 2017, we fully drew down the loans under such facilities of US$45 million, of which, facility A of US$20 million was used for SZ1, SZ2 and SZ3 and facility B of US$25 million was used for SZ4. The loans bear an effective interest rate of 5.52% per annum and will mature on April 10, 2020.

On November 15, 2017, our subsidiary Shenzhen Yungang EDC Technology Co., Ltd. entered into a facility agreement with Bank of China, Shenzhen Nantou Branch, pursuant to which the bank agreed to make available to the subsidiary loan facilities in a total amount of RMB428.0 million for replacement of the borrower’s outstanding loans for Shenzhen data centers SZ1, SZ2, SZ3. The interest rate mechanism agreed under the facility agreement is floating interest rate mechanism, with an initial interest rate equals to the aggregate of the average rate of the loan prime rate quote issued by the National Interbank Borrowing Center on the working day preceding the first utilization date of the facility and 2.07%, which will be adjusted every twelve (12) months. The term of the loan is seventy-two (72) months from the first utilization date. The security for the loan includes guarantees provided by GDS Holdings Limited and GDS Beijing, pledge of all equity interests of the borrower, the pledge of the receivables and assignment of insurance interests. The loan may be required to be repaid in full prior to the maturity date in certain events, which includes, among others, the borrower fails to use the loan in accordance with the use of proceeds as provided in the facility agreement, the borrower violates or fails to perform any of its commitments under the facility agreement, or any adverse change occurs in relation to the borrower’s credit, business operation or repayment ability. As of December 31, 2017, we had drawn down RMB402.3 million (US$61.8 million) under such term loan facilities, which mature from June 2018 to December 2023, with an effective interest rate of 6.37% per annum, not taking issuance cost into consideration. The proceeds from the loan are being used for repayment of the loans under an existing term loan facility agreement entered into on September 17, 2015 and for the repayment of an existing shareholder loan from EDS (HK) Limited to SZ YG. From January 1, 2018 to the date of this annual report, we did not draw down any additional loans under these facilities.

On June 16, 2017, our subsidiary Guangzhou Wan Guo Yun Lan Data Technology Co., Ltd. entered into a facility agreement with DBS Bank (China) Limited, Shanghai Branch and Standard Chartered Bank (China) Limited, Shenzhen Branch, pursuant to which the banks agreed to make available to the subsidiary loan facilities in a total amount of RMB644.0 million for repayment of borrower’s outstanding loan and financing borrower’s Shenzhen data center, SZ5. The interest rate agreed under the facility agreement is 6.3% per annum, with a term of up to sixty (60) months from the first utilization date of said facility. The security for the loan includes, among others, a guarantee from the borrower’s ultimate parent company, GDS Holdings Limited, pledge of entire shares of the borrower’s shareholder, RDTJ Limited, pledge of all equity interests of Shenzhen Yaode, and Shenzhen Jinyao, pledge of all equity interests of the borrower and the receivables under the service contracts with customers with respect to the borrower’s data center, mortgage of all movable assets in relation to SZ5 and assignment of all insurance interests over such mortgaged assets, assignments of the borrower’s rights under the building lease of SZ5, among other terms. The loan is required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 25% of our equity interests or have the power to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of our board of directors (or similar governing body), or ceases to be our single largest shareholder, (iii) we cease to, directly or indirectly, own 100% of the equity interests of the borrower and have the power to control the borrower, (iv) we cease to, directly or indirectly, own 100% of the equity interests of GDS Management Company and have the power to control GDS Management Company, (v) William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing, (vi) GDS Management Company ceases to, directly or indirectly, have the power to control GDS Beijing, (vii) GDS Beijing ceases to, directly or indirectly, own 100% of the equity interests of Shenzhen Yaode and have the power to control Shenzhen Yaode, or (viii) GDS Beijing fails to renew its IDC License or the authorization by GDS Beijing to Shenzhen Yaode to operate the business in relation to SZ5 pursuant to its IDC License on or before the date of its expiry date. The loan facilities contain financial covenants that limit certain financial ratios, such as the debt service coverage ratio, debt to equity ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the loan facility includes a cross default provision which would be triggered if we fail to repay any financial indebtedness in an aggregate amount of RMB50.0 million or more when due or within any originally applicable grace period. As of December 31, 2017, the outstanding loans under such term loan facilities were RMB477.2 million (US$73.3 million), maturing from July 2018 to June 2022, with an effective interest rate of 6.3% per annum, not taking issuance cost into consideration. The proceeds from the loan are being used for the construction, renovation and fitting-out of, as well as equipment for, the premises of the Shenzhen data center projects and working capital purposes.  From January 1, 2018 to the date of this annual report, we drew down an additional RMB128.0 million (US$19.7 million) under these facilities.

Shanghai Loan Facilities

On September 29, 2016, our subsidiaries EDC Shanghai Waigaoqiao and EDC Shanghai Yungang jointly entered into a term loan facility agreement with Credit Agricole Corporate and Investment Bank (China) Limited Shanghai Branch, United Overseas Bank (China) Limited, Shanghai Pilot Free Trade Zone Sub-branch, DBS Bank (China) Ltd, Shanghai Branch, Shanghai HuaRui Bank Co., LTD and Australia and New Zealand Bank (China) Company Limited, Shanghai Branch, pursuant to which the banks agreed to make available to the subsidiaries (i) four term loan facilities in a total amount of RMB1,135.0 million and (ii) subject to the term and conditions otherwise agreed between the relevant parties, an additional facility in the amount of RMB340.0 million for the purpose of (i) replacing an existing term loan facility agreement entered into on June 30, 2016 between the subsidiaries, Credit Agricole Corporate and Investment Bank (China) Limited Shanghai Branch and United Overseas Bank (China) Limited, Shanghai Pilot Free Trade Zone Sub-branch, and (ii) financing the subsidiaries’ Shanghai data center projects SH1, SH2 and SH3, and working capital requirements. The interest rate agreed under the term loan facility agreement is 1.2x or 1.3x of PBOC’s base rate for loans, as applicable, with a term of up to five years from the respective utilization date of said facility. The security for the loan includes, among others, guarantee from the borrower’s ultimate parent company, GDS Holdings Limited, pledge of all equity interests of the borrowers and the receivables under the service contracts with customers with respect to borrowers’ data centers, mortgage of all movable assets of the borrowers and assignment of all insurance interests over such mortgaged assets, assignments of the borrowers’ rights under the building lease of borrowers’ data centers, among other terms. The loans are required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 30% of our equity interests following our initial public offering, or ceases to be our single largest shareholder, (iii) we cease to, directly or indirectly, own or control 100% of our borrowing subsidiaries, (iv) there are changes in the shareholding structure of a principal operating subsidiary, as defined in the facilities, or, (v) William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing. The loan facilities contain financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the loan facilities include a cross default provision which would be triggered if we fail to repay any financial indebtedness in an aggregate amount of RMB50.0 million or more when due or within any originally applicable grace period. As of December 31, 2017, the outstanding loans under such term loan facilities were RMB1,058.2 million (US$162.6 million), maturing from January 2018 to September 2021, with a weighted average effective interest rate of 6.16% per annum, not taking issuance cost into consideration. The proceeds from the loan are being used for repayment of the loans under an existing term loan facility agreement entered into on June 30, 2016 and the construction, renovation and fitting-out of, as well as equipment for, the premises of the Shanghai data center projects and working capital purposes. From January 1, 2018 to the date of this annual report, we drew down an additional RMB45.7 million (US$7.0 million) under these facilities.

On December 25, 2017, our subsidiary Shanghai Wanshu Data Technology Co., Ltd. entered into a facility agreement with Shanghai Rural Commercial Bank, Pudong Branch, pursuant to which the bank agreed to make available to the subsidiary loan facilities in a total amount of RMB100.0 million for financing borrower’s Shanghai data center, SH5. The interest rate agreed under the facility agreement is 5.88% per annum, with a term from December 28, 2017 to December 27, 2027. The security for the loan includes a guarantee provided by GDS Holdings Limited and GDS Beijing, pledge of Shanghai Wanshu Data Technology Co., Ltd.’s 100% equity interests by EDE II (HK) Limited, the pledge of the receivables and assignment of insurance interests. The loan is required to be repaid in full prior to the maturity date in certain events, which includes, among others, the borrower fails to use the loan in accordance with the use of proceeds as provided in the facility agreement, the borrower violates or fails to perform any of its commitments under the facility agreement, or any material government approval or filing is terminated, cancelled or held to be invalid or illegal. As of December 31, 2017, we had drawn down RMB57.1 million (US$8.8 million) under such term loan facilities, which mature from June 2020 to December 2027. From January 1, 2018 to the date of this annual report, we drew down an additional RMB23.3 million (US$3.6 million) under these facilities.

Guangzhou Loan Facilities

On September 22, 2016, our subsidiary Weiteng Construction entered into a facility agreement with DBS Bank (China) Limited Shanghai Branch, pursuant to which the bank agreed to make available to the subsidiary loan facilities in a total amount of RMB220.0 million. The interest rate agreed under the facility agreement is 1.25x or 1.35x of PBOC’s base rate for loans, as applicable, with a term of up to five years from the respective utilization date of said facility. The security for the loan includes, among others, guarantee from the borrower’s ultimate parent company, GDS Holdings Limited, pledge of all equity interests of the borrower and the receivables under the service contracts with customers with respect to the borrower’s data center, mortgage of all movable assets of the borrower and assignment of all insurance interests over such mortgaged assets, assignments of the borrower’s rights under the building lease of the borrower’s data center, among other terms. The loan is required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 30% of our equity interests following our initial public offering, or ceases to be our single largest shareholder, (iii) we cease to, directly or indirectly, own or control 100% of our borrowing subsidiary, (iv) there are changes in the shareholding structure of a principal operating subsidiary, as defined in the facilities, or (v) William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing. The loan facilities contain financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the loan facility includes a cross default provision which would be triggered if we fail to repay any financial indebtedness in an aggregate amount of RMB50.0 million or more when due or within any originally applicable grace period. As of December 31, 2017, the outstanding loans under such facilities were RMB202.7 million (US$31.2 million), maturing in September 2021, with a weighted average effective interest rate of 6.37% per annum, not taking issuance cost into consideration. The proceeds from the loan are being used for the construction, renovation and fitting-out of, as well as equipment for, the premises of the Guangzhou data center project GZ1 and working capital purposes. From January 1, 2018 to the date of this annual report, we drew down an additional RMB1.1 million (US$0.2 million) under these facilities.

On October 29, 2017, our subsidiary EDSUZ (HK) Limited entered into a facility agreement with United Overseas Bank Limited, pursuant to which the bank agreed to make available to the subsidiary loan facilities in a total amount up to USD25.0 million for payment of 75% of the consideration for the acquisition under the share purchase agreement dated September 27, 2017 to purchase all the equity interests in Raojin Limited, or Raojin and Weiteng Network, or the GZ2 Acquisition, and funding the ISRA Required Balance (as defined in the facilities) on the first utilization date or the general corporate purposes and working capital purposes of GDS Holdings Limited and its subsidiaries. The interest rate agreed under the facility agreement is the aggregate of 4.25% per annum and applicable LIBOR, as defined in the facilities, with a term of up to forty-two (42) months from the first utilization date of the facility. The security for the loan includes, among others, a guarantee from GDS Holdings Limited, pledge of all equity interests of WQT Data Shenzhen Ltd., or WQT, and EDF (HK) Limited, or EDF, debentures in respect of all assets of the borrower and EDF, pledge of the receivables under the data center outsourcing service agreement dated June 30, 2017 between Beijing XiaoJuJi Technology Co., Ltd. and GDS Suzhou (which shall be released on the completion date of the GZ2 Acquisition) and pledge of the receivables under service contracts entered into or expected to be entered into between the borrower and Weiteng Network. The loan is required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 25% of our equity interests or have the power to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of our board of directors (or similar governing body), or ceases to be our single largest shareholder, (iii) we cease to, directly or indirectly, own 100% of the equity interests of the borrower or EDF and have the power to control the borrower or EDF, (iv) EDF ceases to own 100% of the equity interests of WQT and have the power to control WQT, (v) GDS Suzhou ceases to own 100% of the equity of Weiteng Network and have the power to control Weiteng Network, (vi) William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing or GDS Suzhou and have the power to control GDS Beijing or GDS Suzhou, (vii) the Borrower ceases to control Weiteng Network, (viii) the GZ2 Acquisition does not occur by the long-stop date or the relevant transaction documents are terminated or rescinded or purported to be rescinded or repudiated or purported to be repudiated in whole or in part by any party thereof, or (ix) the IDC license of GDS Beijing or Weiteng Network is cancelled prior to its expiry date. The loan facilities contain financial covenants that limit the debt service cover ratio during the relevant period, as defined in the facilities. In addition, the facility agreement includes a cross default provision which would be triggered if we fail to repay any financial indebtedness in an aggregate amount of USD4.5 million or more when due or within any originally applicable grace period. As of December 31, 2017, we had fully drawn down the loan under the facilities which mature from March 2018 to April 2021.

On November 15, 2017, our subsidiary Weiteng Network entered into a facility agreement with United Overseas Bank (China) Limited Guangzhou Branch, pursuant to which the bank agreed to make available to the subsidiary loan facilities in a total amount up to RMB180.0 million for repayment of the borrower’s outstanding loan, financing the borrower’s Guangzhou data center, GZ2, and working capital requirements. The interest rate agreed under the facility agreement is 1.2x or 1.3x of PBOC’s base rate for loans, as applicable, with a term of up to five years from the first utilization date of Facility A for Facility A or twelve (12) months after the date of the facility agreement for Facility B (which could be extended), as defined in the facilities. The security for the loan includes, among others, a guarantee from the borrower’s ultimate parent company, GDS Holdings Limited, pledge of all equity interests of the borrower and the receivables under the service contracts with customers with respect to GZ2, mortgage of all movable assets in relation to GZ2 and assignment of all insurance interests over such mortgaged assets and assignments of the borrower’s rights under the building lease of GZ2. The loan is required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 25% of our equity interests or have the power to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of our board of directors (or similar governing body), or ceases to be our single largest shareholder, (iii) we cease to, directly or indirectly, own 100% of the equity interests of borrower and have the power to control the borrower, (iv) we cease to, directly or indirectly, own 100% of the equity interests of GDS Management Company and have the power to control GDS Management Company, (v) GDS Management Company ceases to, directly or indirectly, own 100% of the equity interests of GDS Suzhou or GDS Beijing and have the power to control GDS Suzhou or GDS Beijing, (vi) GDS Beijing ceases to, directly or indirectly, own 100% of the equity of GDS Suzhou and have the power to control GDS Suzhou, (vii) GDS Suzhou ceases to, directly or indirectly, own 100% of the equity of the borrower and have the power to control the borrower, (viii) William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing, or (ix) GDS Beijing or the borrower fails to renew its IDC License on or before the date of its expiry date. The loan facilities contain financial covenants that limit certain financial ratios, such as the debt service coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the facility agreement includes a cross default provision which would be triggered if we fail to repay any financial indebtedness in an aggregate amount of RMB50.0 million or more when due or within any originally applicable grace period. As of December 31, 2017, we had drawn down RMB175.8 million (US$27.0 million) under such facilities, which mature from November 2018 to November 2022, with a weighted average effective interest rate of 6.13% per annum, not taking issuance cost into consideration. The proceeds from the loan are being used for the construction, renovation and fitting-out of, as well as equipment for, the premises of the Guangzhou data center project GZ2 and working capital purposes. From January 1, 2018 to the date of this annual report, we drew down an additional RMB4.2 million (US$0.6 million) under these facilities.

Chengdu Loan Facilities

On December 16, 2016, our subsidiary EDC Chengdu entered into a facility agreement with DBS Bank (China) Limited Shanghai Branch and Shanghai HuaRui Bank Co., Ltd, pursuant to which the banks agreed to make available to the subsidiary loan facilities in a total amount of RMB310.0 million for financing borrower’s Chengdu Data center, CD1. The interest rate agreed under the agreement is 1.2x or 1.3x of PBOC’s base rate for loans, as applicable, with a term of up to five years from the respective facility utilization date of said facility. Such loan facility has been fully refinanced as mentioned below.

On December 6, 2017, our subsidiary EDC Chengdu entered into a facility agreement with Jiangsu International Trust Co., Ltd., pursuant to which the trust company agreed to make available to EDC Chengdu loan facilities in a total amount of RMB1,010.0 million for financing the borrower’s Chengdu data center projects CD1 and CD2, repayment of the borrower’s outstanding debts (except for the outstanding shareholder’s loans) and supplement of working capital. The initial interest rate agreed under the facility agreement is 7.35% per annum, with a term of eighty-four (84) months from the first utilization date of the facility. The security for the loan includes, among others, the pledge of the real estates and the land use right in relation to the borrower’s Chengdu data center project, pledge of all equity interests of the borrower, pledge of the receivables under the data center outsourcing service contracts between the borrower and GDS Beijing or GDS Suzhou, the data storage related service contracts between GDS Beijing and its customers and the project operation and management related service contracts between the borrower and GDS Suzhou in relation to the Chengdu data center project and guarantees provided by GDS Holdings Limited and GDS Beijing. The loan may be required to be repaid in full prior to the maturity date in certain events, which includes, among others, the borrower fails to use the loan in accordance with the use of proceeds as provided in the facility agreement, the borrower violates or fails to perform any of its commitments or obligations under the facility agreement and the violation or failure has material adverse effect on the ability of the borrower to perform the facility agreement, the IDC license of GDS Beijing is terminated or cancelled, or any adverse change occurs in relation to the borrower’s business operation, cash flow or repayment ability. As of December 31, 2017, we had drawn down RMB345.0 million (US$53.0 million) under such facilities, which mature from December 2020 to December 2024, with an effective interest rate of 7.35% per annum, not taking issuance cost into consideration. The proceeds from the loan are being used for repayment of the loans under an existing term loan facility agreement entered into on December 16, 2016 and the construction, renovation and fitting-out of, as well as equipment for, the premises of the Chengdu data center project and working capital purposes. From January 1, 2018 to the date of this annual report, we drew down an additional RMB500.0 million (US$76.8 million) under these facilities.

C.                                    Research and Development, Patents and Licenses, etc.

Sourcing and Development

See “Item 4. Information on the Company—B. Business Overview—Data Center Sourcing and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Technology and Intellectual Property.”

D.                                    Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing since the end of 2017. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in thousands of RMB)
Short-term borrowings and interests (1)	475,322	475,322	—	—	—
Long-term borrowings and interests (1)	4,728,140	511,954	1,936,844	1,933,612	345,730
Capital lease and other financing obligations (2)	4,746,925	257,787	675,604	443,472	3,370,062
Operating lease commitments (2)	760,355	135,599	189,739	97,662	337,355
Capital commitments (3)	1,065,551	144,393	162,613	152,808	605,737
Other liabilities (4)	291,999	168,499	123,500	—	—
Total	12,068,292	1,693,554	3,088,300	2,627,554	4,658,884

(1)         The interests are calculated using the effective interest rate as of December 31, 2017 for each loan.

(2)         Represent minimum lease payments.

(3)         Capital commitments primarily represent purchases of equipment and maintenance services.

(4)         Other liabilities represent consideration payables for the acquisition of GZ2 and SZ5.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth certain information relating to our directors, executive officers and senior management.

Name	Age	Position/Title
William Wei Huang‡	50	Chairman and chief executive officer
Daniel Newman	57	Chief financial officer
Sio Tat Hiang†	70	Vice-chairman
Erik Siao‡	67	Independent director
Peter Ping Hua‡	54	Director
Satoshi Okada‡	59	Director
Bruno Lopez†	53	Director
Lee Choong Kwong†	61	Director
Lim Ah Doo‡	68	Independent director
Bin Yu°°	48	Independent director
Zulkifli Baharudin	58	Independent director
Chang Sun	61	Independent director
Jonathan King	41	Member of the executive committee
Xu Wei	45	Senior vice president, sales
Yilin Chen	47	Senior vice president, product and service
Liang Chen	43	Senior vice president, design
Yan Liang	42	Senior vice president, operation and delivery

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

Mr. Sio Tat Hiang is vice-chairman of our board of directors and has been a director of our company since 2014. Mr. Sio is the chairman and director of STT GDC as well as an advisor to ST Telemedia. Mr. Sio currently also sits on the Boards of U Mobile Sdn Bhd, Virtus HoldCo Limited and STT Global Data Centres India Private Limited. Prior to ST Telemedia, Mr. Sio served as vice president of Corporate Finance at Singapore Technologies Pte. Ltd., where he oversaw its treasury and investment management functions. His role was later expanded to include director of Strategic Investment and Group Treasurer. He graduated with a bachelor’s degree in business administration with honors from the National University of Singapore and attended the London Business School Senior Management Programme.

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

Mr. Satoshi Okada has been a director of our company since 2014. Mr. Okada previously served as executive vice president of the SOFTBANK Group’s e-commerce business planning in Japan since April 2000. Prior to that, he held various management positions within the SOFTBANK Group. He also serves as a director of Alibaba Japan, which is engaged in the business of e-commerce services. Mr. Okada also represented the SOFTBANK Group as a director on the board of Baozun Inc., a Nasdaq-listed company, and Alibaba.com while it was a public company in Hong Kong. Before joining the SOFTBANK Group, Mr. Okada served as chief executive officer and president of NetIQ KK. Mr. Okada is also renowned in the storage management industry for his success in establishing Cheyenne Software KK and Computer Associates Japan as industry leaders in the Japanese market.

Mr. Bruno Lopez has been a director of our company since 2014. Mr. Lopez is the group chief executive officer of ST Telemedia’s data center business—STT GDC. Since joining ST Telemedia in 2014, Mr. Lopez has led STT GDC in its strategy to build a large portfolio of integrated data centers across a global platform in Singapore, UK, India and in China through GDS Holdings. He is a board member and the chairman of the executive committee in GDS Holdings as well as in all these other operational platforms owned by STT GDC. An industry veteran in the telecommunications and data center sectors with more than 25 years of experience, Mr. Lopez was the chief executive officer and executive director of Keppel Data Centres where he was instrumental in leading the company’s growth and business expansion in Asia and Europe. He was also responsible for setting up Securus Data Property Fund, an investment fund focused on developing data center assets in the Asia-Pacific region, Europe and the Middle East, which was eventually merged with Keppel Data Centres’ assets as part of the company’s SGX listing. He holds a bachelor’s degree with honors from the National University of Singapore and a master’s degree in human resources from Rutgers University.

Mr. Lee Choong Kwong has been a director of our company since 2014. Mr. Lee was ST Telemedia’s executive vice president for China. He was responsible for China investments and business development. Mr. Lee brings with him more than 20 years of China business experience. He played a key role in ST Telemedia’s investments in China. Prior to joining ST Telemedia, Mr. Lee led ST Electronics & Engineering’s research and development team. Mr. Lee holds a bachelor’s degree in electrical and electronic engineering from the National University of Singapore, and a UCLA-NUS Executive MBA degree.

Mr. Lim Ah Doo has been a director of our company since 2014. Mr. Lim is currently the chairman and independent non-executive director of Olam International Limited and Singapore Technologies Marine Ltd, as well as an independent non-executive director of ARA-CWT Trust Management (Cache) Limited, GP Industries Limited, Sembcorp Marine Ltd, Singapore Technologies Engineering Ltd (STE), STT GDC, STT Global Data Centres India Private Limited, or GDC India, Virtus Holdco Ltd (VHL) and U Mobile Sdn Bhd. He also chairs the audit committees of ARA-CWT Trust Management (Cache), GP Industries, STT GDC, GDC India, VHL and U Mobile, and is also a member of the audit committee of STE and Sembcorp Marine Ltd. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). He also chaired the Singapore Investment Banking Association in 1994. From 2003 to 2008, he was president and then vice chairman of the RGM group, a leading global resource-based group. Mr. Lim holds a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and a MBA from the Cranfield School of Management.

Ms. Bin Yu has served as our independent director since November 2016. She has served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd., a company engaged in AI driven education since September 2017. Ms. Yu has served as an independent director of Baozun Inc., a Nasdaq-listed brand e-commerce solutions provider based in China, and an independent director of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange. From 2015 to May 2016, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited, a company engaged in the entertainment TV programs business. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Mr. Zulkifli Baharudin has served as our independent director since November 2016. He is currently the executive chairman of Indo-Trans Corporation, a logistics and supply chain company. He also serves as a managing director of Global Business Integrators Pte Ltd. Mr. Zulkifli is the non-executive independent director and nominating committee chairman at Singapore Post Limited and the non-executive independent director at Ascott Residence Trust Management Limited. Mr. Zulkifli also serves as a director on the Board of Ang Mo Kio Thye Hua Kwan Hospital Ltd., Thye Hua Kwan Moral Charities Limited and Thye Hua Kwan Nursing Home Limited. Mr. Zulkifli also serves as a trustee of the Singapore Management University and is Singapore’s Non-Resident Ambassador to Kazakhstan and Uzbekistan. From 1997 to 2001, he also served as a nominated member of Parliament in Singapore. Mr. Zulkifli received his bachelor’s degree in estate management from the National University of Singapore.

Mr. Chang Sun has served as our independent director since April 2017. Mr. Sun is the managing partner for China at TPG, a global alternative investment firm. Prior to joining TPG, he founded and was the chairman of Black Soil Group Ltd., an agriculture impact investing company. Prior to founding Black Soil, Mr. Sun was the chairman of Asia Pacific at Warburg Pincus, a global private equity firm, where he had served for 20 years. Mr. Sun is also the founder and current chairman of the China Venture Capital Association and the founder and executive vice chairman of the China Real Estate Developers and Investor’s Association. He is also a member of the Asia Executive Board of the Wharton School and a member of the Asia Pacific Council of the Nature Conservancy. Mr. Sun received his bachelor of arts degree from the Beijing Foreign Studies University and completed a post-graduate international affairs program offered by the United Nations, where he worked as a staff translator in New York for three years. Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Mr. Jonathan King has been a member of our executive committee since October 2016 and has been involved with our company since 2014, in his role as chief operating officer of ST Telemedia’s data center business—STT GDC. From 2009 to 2014, Mr. King was the co-fund manager of Securus Data Property Fund, an investment fund focused on the acquisition and management of high quality data center assets in Asia-Pacific region and Europe. During that time, Mr. King played a key role in developing the portfolio of data centers that was eventually listed as Keppel DC REIT on the Singapore Exchange. From 2004 to 2009, Mr. King was an associate director with Macquarie Bank’s real estate group. He holds a bachelor’s degree in engineering from the University of Sydney and a graduate diploma in finance and investment from the Financial Services Institute of Australasia.

Mr. Xu Wei joined our company in 2013 as our senior vice president of sales, and is responsible for sales operations and management. Prior to joining us, Mr. Wei was a general manager of Beijing VPro Intellectual Technology Limited Company from 2011 to 2013, with responsibility for mobile value-added business promotion and software development. From 2005 to 2010, Mr. Wei served as a general manager of Shenzhen VPro Technology Limited Company, with responsibility for operations and software development and integration. From 1998 to 2005, Mr. Wei held various roles at Zhong Lian Group, including technical director, business development manager and division general manager, engaged in sales and management of core systems. From 1996 to 1998, Mr. Wei served as an engineer at Beijing Electronic Office, with responsibility for network-building and management. Mr. Wei received a bachelor’s degree in physics from Shandong University.

Ms. Yilin Chen joined our company in 2008 and now serves as our senior vice president for product and service business. Prior to joining us, Ms. Chen held various roles in consulting, business planning and analysis, product and operations. Ms. Chen worked at HP China for 12 years, holding leadership roles related to IT solutions and service, outsourcing, business development and management. From 1992 to 1995, Ms. Chen worked at the East China Institute of Computer and Science. She graduated from Shanghai Science and Technology University with a bachelor’s degree in computer science.

Ms. Liang Chen joined our company in 2015 with responsibility for product strategy management and the delivery of data center projects, design and construction. Due to the rapid growth of our business, since September 2017, Ms. Chen responsibilities have focused on data center design and she is leading our company in designing and building multiple data centers. Prior to joining us, Ms. Chen worked with IBM Global Technology Service for 14 years. Ms. Chen held several leadership roles in IBM, including manager of IBM’s China data center solution design team, general manager of IBM’s data center consulting and design department and service product line manager of IBM’s Greater China data center department. Prior to joining IBM, Ms. Chen spent seven years at the East China Architectural Design and Research Institute. Ms. Chen holds a bachelor’s degree in electrical and electronic engineering from Shanghai University and a master’s degree in electrical and electronic engineering from Tongji University.

Ms. Yan Liang has served as our senior vice president of operation and delivery since 2010 with responsibility for establishing the operation governance system and management platform for data centers. Ms. Liang currently also serves on the China Data Center Committee as vice chairman with responsibility for contributing to white papers for the operation and maintenance management technology of data centers and promoting maintenance and operation in data center industry. Prior to joining us, Ms. Liang served as a director of operations and business development with COSCO’s global data center business where she had responsibility for information system centralization, construction of large data centers, establishment and promotion of ITIL operation management systems and global disaster recovery. Prior to COSCO, Ms. Liang was a distinguished lecturer at HP Management School. Ms. Liang received a bachelor’s degree from Shanghai Tie Dao University and a MBA from Fudan University.

Board Observer

In accordance with the Investor Rights Agreement entered into among CyrusOne, Mr. William Wei Huang and our company, we have agreed that an observer selected by CyrusOne may join meetings of the board as an observer. Mr. Gary Wojtaszek, chairman and chief executive officer of CyrusOne, was designated by CyrusOne after the completion of CyrusOne’s investment to join meetings of our board of directors as an observer.

Mr. Gary J. Wojtaszek has been an observer of our board of directors since October 2017. He is the president and chief executive officer and has served as a member of the board of directors of CyrusOne since July 2012. Mr. Wojtaszek was a director of Cincinnati Bell Inc. (“CBI”) from July 2011 to January 2013, Mr. Wojtaszek served as chief financial officer of CBI beginning in July 2008 and as senior vice president, treasurer and chief accounting officer for the Laureate Education Corporation in Baltimore, Maryland from 2006 to 2008. Prior to that, Mr. Wojtaszek worked from 2001 to 2008 at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, which was subsequently spun-off through an initial public offering. While at Agere Systems, Mr. Wojtaszek worked in a number of finance positions, ultimately serving as the vice president of corporate finance, overseeing all controllership, tax and treasury functions. Mr. Wojtaszek started his career in General Motors Company’s New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors.

B.                                    Compensation

For the year ended December 31, 2017, we and our subsidiaries paid aggregate compensation of approximately US$4.0 million to our directors and executive officers as a group, of which, US$3.3 million was settled in cash and US$0.7 million was settled in restricted shares issued under our 2016 share incentive plan. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We set aside an aggregate of US$0.1 million for pensions, retirement or other benefits for our directors and executive officers in 2017.

For information regarding options granted to our directors and executive officers, see “—Share Incentive Plans.”

Share Incentive Plans

2014 Share Incentive Plan

Our equity incentive plan adopted in 2014, or the 2014 share incentive plan, provides for the grant of options, share appreciation rights or other share-based awards, which we refer to collectively as equity awards. Up to 29,240,000 ordinary shares upon exercise of equity awards may be granted under the 2014 share incentive plan. We believe that the plan will aid us in recruiting, retaining and motivating key employees, directors and consultants of outstanding ability through the granting of equity awards.

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

Granted Options

The total number of shares that may be issued under the 2014 share incentive plan is 29,240,000. As of the date of this annual report on Form 20-F, options to purchase 28,089,414 ordinary shares had been granted out of which 27,822,748 share options were fully vested and outstanding, and 266,666 share options were not vested.

The table below summarizes, as of the date of this annual report on Form 20-F, the options we have granted to our directors and executive officers.

		Number of
		Securities
		underlying
		unexercised	Option			Option
		options	Exercise			Expiration
Name	Position	exercisable (1)	Price		Grant Date	Date
William Wei Huang	Chairman and chief executive officer	4,186,253 7,114,840	US$ US$	0.7792 0.7792	July 1, 2014 May 1, 2016	July 1, 2019 May 1, 2021
Daniel Newman	Chief financial officer	*	US$	0.7792	July 1, 2014	July 1, 2020
Satoshi Okada	Director	*	US$	0.7792	July 1, 2014	July 1, 2019
Xu Wei	Senior vice president, sales	*	US$	0.7792	May 1, 2016	May 1, 2021
Yilin Chen	Senior vice president, product and service	*	US$	0.7792	July 1, 2014	July 1, 2019
Yan Liang	Senior vice president, operation and delivery	*	US$ US$	0.7792 0.7792	July 1, 2014 May 1, 2016	July 1, 2019 May 1, 2021

*                 Less than 1% of our outstanding Class A ordinary shares.

(1)             Note: Fully vested.

As of the date of this annual report on Form 20-F, individuals other than our directors and executive officers as a group held options to purchase a total of 11,184,655 ordinary shares of our company, with an exercise price of US$0.7792 per ordinary share.

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

In May, August and November 2017 and in March 2018, we issued an aggregate of 567,920 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant, and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

In July 2017, we granted 13,475,060 non-vested restricted shares to employees, officers and directors. These restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

The table below summarizes, as of the date of this annual report on Form 20-F, the restricted shares we have granted to our directors and executive officers:

Name	Position	Numbers of Restricted Shares	Grant Date
William Wei Huang	Chairman and chief executive officer	*	December 5, 2016 and July 17, 2017
Daniel Newman	Chief financial officer	*	December 5, 2016 and July 17, 2017
Sio Tat Hiang	Vice-chairman	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017 and March 13, 2018
Erik Siao	Independent Director	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017 and March 13, 2018
Peter Ping Hua	Director	*	August 29, 2016, May 9, 2017, August 8, 2017 November 9, 2017 and March 13, 2018
Satoshi Okada	Director	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017 and March 13, 2018
Bruno Lopez	Director	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017 and March 13, 2018
Lee Choong Kwong	Director	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017 and March 13, 2018
Lim Ah Doo	Independent Director	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017 and March 13, 2018
Bin Yu	Independent Director	*	May 9, 2017, August 8, 2017, November 9, 2017 and March 13, 2018
Zulkifli Baharudin	Independent Director	*	May 9, 2017, August 8, 2017, November 9, 2017 and March 13, 2018
Chang Sun	Independent Director	*	August 8, 2017, November 9, 2017 and March 14, 2018
Jonathan King	Member of the executive committee	*	May 9, 2017, August 8, 2017, November 9, 2017 and March 13, 2018
Xu Wei	Senior vice president, sales	*	December 5, 2016 and July 17, 2017
Yilin Chen	Senior vice president, product and service	*	December 5, 2016 and July 17, 2017
Liang Chen	Senior vice president, product strategy management and the delivery of data center projects, design and construction	*	December 5, 2016 and July 17, 2017
Yan Liang	Senior vice president, operation and delivery	*	December 5, 2016 and July 17, 2017

* Less than 1% of our outstanding ordinary shares assuming conversion of all restricted shares into ordinary shares.

As of the date of this annual report on Form 20-F, individuals as a group held a total of 16,416,316 restricted shares of our company, subject to various vesting schedules and conditions.

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

Appointment, Nomination and Terms of Directors

Pursuant to our amended articles of association, our board of directors are classified into three classes of directors designated as Class I, Class II and Class III, each generally serving a three-year term unless earlier removed and except as described below. The Class I directors consist of Erik Siao, Satoshi Okada and Bruno Lopez; the Class II directors consist of Peter Ping Hua, Lee Chong Kwong Lim Ah Doo and Chang Sun; and the Class III directors consist of William Wei Huang, Sio Tat Hiang, Bin Yu and Zulkifli Baharudin. Class I directors will initially retire from office by rotation and be up for re-election one year after the completion of our initial public offering. Class II directors will initially retire from office by rotation and be up for re-election two years after the completion of our initial public offering. Class III directors will initially retire from office by rotation and be up for re-election three years after the completion of our initial public offering.

Our board currently consists of eleven (11) directors. Unless otherwise determined by us in a general meeting, our board will consist of not less than two (2) directors. There is no maximum number of directors unless otherwise determined by our shareholders in a general meeting, provided, however, that for so long as STT GDC has the right to appoint one or more directors to our board of directors, any change in the total number of directors on our board shall require the prior approval of the director or directors appointed by STT GDC.

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

The total number of ordinary shares outstanding as of the date of this annual report on Form 20-F is 1,007,069,664, comprising 939,479,328 Class A ordinary shares (including 15,863,088 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awareds granted under our share incentive plans) and 67,590,336 Class B ordinary shares, but excludes ordinary shares issuable upon the exercise of outstanding share options, vested but not yet issued restricted shares and ordinary shares reserved for future issuance under our share incentive plans.

					% of Aggregate Voting Power with Class A and Class B Ordinary Shares	% of Aggregate Voting Power with Class A and Class B Ordinary Shares Voting on
	Class A		Class B		Voting on a	a
	Number	Percent	Number	Percent	1:20 Basis***	1:1 Basis
Directors and Executive Officers**:
William Wei Huang (1)	—	—	78,891,429	100.0%	59.4%	6.8%
Daniel Newman	*	*	—	—	*	*
Sio Tat Hiang	*	*	—	—	*	*
Erik Siao	*	*	—	—	*	*
Peter Ping Hua	*	*	—	—	*	*
Satoshi Okada	*	*	—	—	*	*
Bruno Lopez	*	*	—	—	*	*
Lee Choong Kwong	*	*	—	—	*	*
Lim Ah Doo	*	*	—	—	*	*
Bin Yu	*	*	—	—	*	*
Zulkifli Baharudin	*	*	—	—	*	*
Chang Sun	*	*	—	—	*	*
Jonathan King	*	*	—	—	*	*
Xu Wei	*	*	—	—	*	*
Yilin Chen	*	*	—	—	*	*
Liang Chen	*	*	—	—	*	*
Yan Liang	*	*	—	—	*	*

					% of Aggregate Voting Power with Class A and Class B Ordinary Shares	% of Aggregate Voting Power with Class A and Class B Ordinary Shares Voting on
	Class A		Class B		Voting on a	a
	Number	Percent	Number	Percent	1:20 Basis***	1:1 Basis
Directors and Executive Officers as a Group (2)	16,309,423	1.8%	78,891,429	100%	59.8%	7.7%
Principal Shareholders:
STT GDC (3)	341,737,732	37.0%	—	—	15.0%	34.5%
SBCVC Holdings Limited (4)	72,492,246	7.8%	—	—	3.2%	7.3%
CyrusOne Inc. (5)	64,257,028	7.0%	—	—	2.8%	6.5%
Ping An Insurance (6)	63,369,856	6.9%	—	—	2.8%	6.4%
EDC Group Limited (7)	—	—	42,975,884	54.5%	37.8%	4.3%

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

(1)                          The number of ordinary shares beneficially owned is as of December 31, 2016, as reported in a Schedule 13G filed by Mr. William Wei Huang on February 14, 2017, and consists of (i) 3,286,144 Class B ordinary shares held by Solution Leisure Investment Limited, a limited liability company established in the British Virgin Islands, (ii) 42,975,884 Class B ordinary shares held by EDC Group Limited, a limited liability company established in the British Virgin Islands, (iii) 21,328,308 Class B ordinary shares held by GDS Enterprises Limited, a limited liability company established in the British Virgin Islands, and (iv) 11,301,093 of Class B ordinary shares underlying share options exercisable within 60 days after the date of this annual report on Form 20-F held by Treasure Luck Investment Corporation, a limited liability company established in the British Virgin Islands. Solution Leisure Investment Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is the beneficiary. Each of EDC Group Limited and Treasure Luck Investment Corporation is wholly owned by Solution Leisure Investment Limited. GDS Enterprises Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is a beneficiary. The registered address of Solution Leisure Investment Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. EDC Group Limited is further described in footnote 7 below.

(2)                          Represents ordinary shares beneficially held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days after the date of this annual report on Form 20-F held by all of our directors and executive officers as a group.

(3)                          The number of ordinary shares beneficially owned is as of January 30, 2018, as reported in a Schedule 13D filed by Singapore Technologies Telemedia Pte Ltd on February 1, 2018, and consists of 341,737,732 Class A Shares (directly or in the form of ADSs) owned by STT GDC. STT GDC is wholly-owned by STT Communications Ltd (“STTC”). STTC is wholly-owned by Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”). Each of STT GDC, STTC and ST Telemedia is a company organized under the laws of the Republic of Singapore. The address of the principal business office of STT GDC is 3 Temasek Avenue, #28-01, Centennial Tower, Singapore 039190. The address of the principal business office of each of ST Telemedia and STTC is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. On November 14, 2017, STT GDC exercised its option to convert, and converted, the convertible bonds in a principal amount of US$50.0 million due December 30, 2019 (the “Convertible Bonds”) then held by it, together with interest accrued thereon of $4,513,889.00, into 32,540,515 Class A ordinary shares, at a conversion price of $1.675262 per Class A ordinary share pursuant to and in accordance with the terms and conditions of the Convertible Bonds. On January 30, 2018, we completed our public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by us and 4,425,000 ADSs offered by certain selling shareholders, at a public offering price of $26.00 per ADS (the “January 2018 Offering”). STT GDC purchased an aggregate of 3,009,857 ADSs in the January 2018 Offering at the public offering price.

(4)                          The number of ordinary shares beneficially owned as of December 31, 2016, as reported in a Schedule 13G filed by SBCVC Holdings Limited on February 14, 2017, was unchanged as of December 31, 2017. On January 30, 2018, we completed our public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by us and 4,425,000 ADSs offered by certain selling shareholder entities affiliated with SBCVC Holdings Limited, at a public offering price of $26.00 per ADS (the “January 2018 Offering”). Upon completion of the January 2018 Offering and as of the date of this annual report on Form 20-F, the number of Class A ordinary shares beneficially owned by SBCVC Holdings Limited consists of (i) 1,252,003 Class A ordinary shares held by SBCVC Fund II-Annex, L.P., a Cayman Islands limited partnership of which SBCVC Management II-Annex, L.P. is the general partner, (ii) 2,800,863 Class A ordinary shares held by SBCVC Venture Capital, a People’s Republic of China company, treated as a partnership for tax purposes, of which SBCVC Limited is the general partner, (iii) 11,232,931 Class A ordinary shares held by SBCVC Company Limited, a Hong Kong company which is wholly-owned by SBCVC Fund II, L.P. (“SBCVC Fund II”), (iv) 10,614,811 Class A ordinary shares held by SBCVC Fund II, a Cayman Islands limited partnership of which SBCVC Management II, L.P. (“SBCVC Management II”) is the general partner, and (v) 46,591,638 Class A ordinary shares held by SBCVC Fund III, L.P. (“SBCVC Fund III”), a Cayman Islands limited partnership of which SBCVC Management III, L.P. (“SBCVC Management III”) is the general partner. Each of SBCVC Management II-Annex, L.P., SBCVC Management II and SBCVC Management III is a Cayman Islands limited partnership of which SBCVC Limited is the general partner. SBCVC Limited is a Cayman Islands company that is majority-owned by Star Pioneer Investment Holdings Limited (“Star Pioneer”), a British Virgin Islands company. Star Pioneer is wholly-owned by Lin Ye Song, a citizen of Australia. The voting and investment decisions made by SBCVC Limited are executed by SBCVC Holdings Limited (“SBCVC Holdings”), a British Virgin Islands company, by means of management agreements by and between SBCVC Holdings and each of the following entities: SBCVC Management II-Annex, L.P., SBCVC Venture Capital, SBCVC Management II and SBCVC Management III. The power to execute SBCVC Limited’s voting and investment decisions is exercised by the board of directors of SBCVC Holdings. SBCVC Holdings executes voting and investment decisions made by SBCVC Limited as to the shares beneficially owned by it and its subsidiary general partners by means of multiple management agreements, but decision-making power remains with SBCVC Limited and its subsidiary general partners. The address of the principal business office of each of SBCVC Fund II and SBCVC Fund III is Codan Services, Cricket Square, Hutchins Drive, P.O. Box 2681GT, Grand Cayman KY1-111, Cayman Islands. The address of the principal business office of each of SBCVC Management II, SBCVC Management III and SBCVC Limited is Cricket Square, Hutchins Dr., PO Box 2681GT, George Town, Grand Cayman, Cayman Islands KY1-111. The address of the principal business office of Star Pioneer is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands. The address of the principal business office of SBCVC Holdings is OMC Chambers, Wickham Cay 1, Road Town, Tortola, British Virgin Islands.

(5)                          The number of ordinary shares beneficially owned is as of October 23, 2017, as reported in a Schedule 13D filed by CyrusOne Inc. on November 2, 2017, and consists of 64,257,028 Class A ordinary shares that are held by Cheetah Asia Holdings LLC, a Delaware company and a wholly owned subsidiary of CyrusOne Inc., a Maryland corporation listed on Nasdaq. The address of the principal business and the principal office of each of Cheetah Asia Holdings LLC and CyrusOne Inc. is 2101 Cedar Springs Road, Suite 900, Dallas, TX 75201, United States.

(6)                          The number of ordinary shares beneficially owned is as of December 31, 2017, as reported in a Schedule 13G filed by Falcon Vision Global Limited on February 13, 2018, and consists of 63,369,856 Class A ordinary shares held by Falcon Vision Global Limited (“Falcon”), a company incorporated under the laws of the British Virgin Islands. Falcon is wholly-owned by Ping An Life Insurance Company of China, Ltd. (“Ping An Life”) directly. Ping An Life is directly owned and controlled by Ping An Insurance (Group) Company of China, Ltd. (“Ping An Insurance”), a company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. Ping An Insurance is a company incorporated under the laws of the People’s Republic of China. The address of the principal business office of Falcon is Vistra Corporation Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of the principal business office of Ping An Insurance is 15, 16, 17, 18 Floors, Galaxy Development Center, Fu Hua No. 3 Road, Futian District, Shenzhen, Guang Dong Province, People’s Republic of China. On November 14, 2017, Perfect Success Limited (“Perfect Success”), a company incorporated under the laws of the Cayman Islands, exercised its option to convert the convertible bonds in a principal amount of US$100.0 million due December 30, 2019 (the “Convertible Bonds”) then held by it, together with interest accrued thereon, into 65,329,748 Class A ordinary shares, at a conversion price of US$1.675262 per Class A ordinary share pursuant to and in accordance with the terms and conditions of the Convertible Bonds, of which 63,369,856 Class A ordinary shares were allotted to Falcon and 1,959,892 Class A ordinary shares were allotted to another entity.

(7)                          EDC Group Limited is a limited liability company established in the British Virgin Islands wholly owned by Solution Leisure Investment Limited, a limited liability company established in the British Virgin Islands which is indirectly wholly owned by a trust of which the family of Mr. William Wei Huang, our chairman and chief executive officer, is the beneficiary. The registered address of EDC Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

In October 2017, we formed a new strategic partnership with CyrusOne Inc., or CyrusOne, a premier global data center REIT company, through the execution of a commercial agreement, and the issuance to CyrusOne of 64,257,028 Class A ordinary shares, equivalent to approximately 8.0 million ADSs, at a purchase price of $1.55625 per ordinary share, or US$12.45 per ADS, for a total consideration of US$100 million.

On January 30, 2018, we completed our follow-on public offering of 12,650,000 ADSs (including full exercise of the underwriters’ option to purchase additional ADSs), comprising 8,225,000 ADSs offered and sold by us and 4,425,000 ADSs offered and sold by certain selling shareholder entities affiliated with SBCVC Holdings Limited, or SBCVC, representing an aggregate of 101,200,000 Class A ordinary shares, raising US$204.8 million in proceeds to us and US$110.2 million in proceeds to SBCVC before expenses but after underwriting discounts and commissions. We did not receive any of the proceeds from the sale of ADSs by SBCVC.Investment from CyrusOne Inc.

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

A.                                    Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Long-term loans of RMB9.5 million and nil as of December 31, 2016 and 2017 were guaranteed by Mr. William Wei Huang.

Our WFOEs provided outsourcing and other services to the VIEs within our company with revenues being recognized by the WFOEs, and costs being recognized by the VIEs, of RMB343.3 million and RMB658.6 million (US$101.2 million) in 2016 and 2017, respectively. These inter-company transactions are eliminated on a consolidated basis.

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

During the years ended December 31, 2016 and 2017, the related interest expenses arising from the convertible bonds due 2019 subscribed by STT GDC amounted to US$4.7 million and US$4.4 million, respectively.

In November 2017, the convertible bonds due 2019 and the interest accrued thereon due to STT GDC were fully converted into 32,540,515 newly issued Class A ordinary shares at the conversion price of $1.675262. In addition, upon conversion, the accrued but unpaid cash interest due to STT GDC of US$0.8 million was relinquished.

Contractual Arrangements with Our Affiliated Consolidated Entities and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.”

Securities Issuances

The following is a summary of our securities issuances since January 1, 2015.

Ordinary Shares

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

In October 2017, we formed a new strategic partnership with CyrusOne Inc., or CyrusOne, a premier global data center REIT company, through the execution of a commercial agreement, and the issuance to CyrusOne of 64,257,028 Class A ordinary shares, equivalent to approximately 8.0 million ADSs, at a purchase price of $1.55625 per ordinary share, or US$12.45 per ADS, for a total consideration of US$100 million. Pursuant to the commercial agreement, the parties intend to exchange best practices as to sales and marketing, data center design and construction, supply chain management, customer relationship management, as well as operations, leveraging the core competencies of both companies in order to deliver data center solutions to their respective customers and assist in their global expansion. In connection with its investment, CyrusOne president and chief executive officer Gary Wojtaszek joined our board of directors as an observer and will be elected as a director in future. In October 2017, we also agreed to grant to STT GDC and SBCVC, two of our major shareholders, preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following CyrusOne’s investment, whereby STT GDC and SBCVC will have the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement.

On December 22, 2017, we convened an extraordinary general meeting of our shareholders, or the EGM, at which our shareholders passed ordinary resolutions authorizing our board of directors to allot or issue, in the 12-month period from the date of the EGM, ordinary shares or other equity-linked securities up to an aggregate twenty per cent (20%) of our existing issued share capital at the date of the EGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by us).

On January 30, 2018, we completed our follow-on public offering of 12,650,000 ADSs (including full exercise of the underwriters’ option to purchase additional ADSs), comprising 8,225,000 ADSs offered and sold by us and 4,425,000 ADSs offered and sold by certain selling shareholder entities affiliated with SBCVC Holdings Limited, or SBCVC, representing an aggregate of 101,200,000 Class A ordinary shares, raising US$204.8 million in proceeds to us and US$110.2 million in proceeds to SBCVC before expenses but after underwriting discounts and commissions. We did not receive any of the proceeds from the sale of ADSs by SBCVC.

Preferred Shares

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

On November 17, 2017, the full principal amount of the outstanding US$150.0 million convertible bonds was voluntarily converted into ordinary shares by Ping An Insurance and STT GDC at a set conversion price of US$1.675262 per ordinary share, or US$13.40 per ADS. Upon conversion of the principal amount of and interest accrued on the convertible bonds, we issued approximately 97.9 million additional Class A ordinary shares, representing 10.4% of our enlarged issued share capital.

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

In May, August and November 2017 and in March 2018, we issued an aggregate of 567,920 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant, and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

In July 2017, we granted 13,475,060 non-vested restricted shares to employees, officers and directors. These restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

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

Investor Rights Agreements

In October 2017, in connection with an investment from CyrusOne Inc., or CyrusOne, of US$100 million, we granted to CyrusOne, now a major shareholder of ours, registration rights substantially similar to the foregoing registration rights granted to holders of our registrable securities pursuant to our amended members agreement described above. In October 2017, we also agreed to grant to STT GDC and SBCVC, two of our major shareholders, preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following CyrusOne’s investment, whereby STT GDC and SBCVC will have the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement. Copies of these rights agreements have been filed with this annual report.

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

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2016	10.76	7.54
2017	23.76	6.90
Quarterly highs and lows
Fourth quarter 2016	10.76	7.54
First quarter 2017	9.17	7.57
Second quarter 2017	9.60	6.90
Third quarter 2017	12.38	8.20
Fourth quarter 2017	23.76	11.18
First quarter 2018 (through March 23, 2018)	31.77	20.03
Monthly highs and lows
September 2017	12.38	9.10
October 2017	16.55	11.18
November 2017	20.80	15.00
December 2017	23.76	17.08
January 2018	30.54	20.03
February 2018	31.17	22.60
March 2018 (through March 23, 2018)	31.77	22.94

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

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

•                  a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•                  a partnership or other pass-through entity for United States federal income tax purposes;

•                  a person required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•                  a person whose “functional currency” is not the United States dollar.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ended December 31, 2017 and we do not expect to be a PFIC for our taxable year ending December 31, 2018 or in future taxable years, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.4% from 2015 to 2017. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

In 2017, we received total payments of US$1.6 million from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

PART II.

ITEM 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2015, 2016 and 2017.

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.                                    Modifications of Rights

In October 2017, in connection with an investment from CyrusOne Inc., or CyrusOne, of US$100 million, we granted to CyrusOne, now a major shareholder of ours, registration rights substantially similar to the registration rights granted to holders of our registrable securities pursuant to our amended members agreement. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders. In October 2017, we also agreed to grant to STT GDC and SBCVC, two of our major shareholders, preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following CyrusOne’s investment, whereby STT GDC and SBCVC will have the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement. Copies of these rights agreements have been filed with this annual report.

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

As of December 31, 2017, we had used majority portion of the net proceeds received from our initial public offering, which consisted of US$11.4 million used for payment of preference dividends to holders of our preferred shares and US$20.8 million for the repayment of a portion of our outstanding indebtedness.

On January 30, 2018, we completed our follow-on public offering of 12,650,000 ADSs (including full exercise of the underwriters’ option to purchase additional ADSs), comprising 8,225,000 ADSs offered and sold by us and 4,425,000 ADSs offered and sold by certain selling shareholder entities affiliated with SBCVC Holdings Limited, or SBCVC, representing an aggregate of 101,200,000 Class A ordinary shares, raising US$204.8 million in proceeds to us and US$110.2 million in proceeds to SBCVC before expenses but after underwriting discounts and commissions. We did not receive any of the proceeds from the sale of ADSs by SBCVC.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2017, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, for the years indicated.

	For the Year Ended December 31,
	2016	2017
	(In thousands of US dollars)
Audit Fees (1)	1,671	1,265
Audit-related Fees (2)	38	87
Tax Fees (3)	45	79
All Other Fees (4)	23	—
Total	1,777	1,431

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

PART III.

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

4.9**

Equity Interest Pledge Agreement concerning GDS Beijing, among William Wei Huang, Qiuping Huang and GDS Management Company, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

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

4.24**†

Premises and Warehouse Lease Agreement dated December 26, 2008 (English Translation) (incorporated by reference Exhibit 10.18 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.25**†

Premises and Warehouse Lease Agreement dated April 15, 2011 (English Translation) (incorporated by reference Exhibit 10.19 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.26**†

Premise Lease Agreement dated July 16, 2012 (English Translation) (incorporated by reference Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.27**†

Premise Lease Agreement dated March 9, 2015 (English Translation) (incorporated by reference Exhibit 10.21 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.28**†

Premise Lease Agreement dated July 6, 2015 (English Translation) (incorporated by reference Exhibit 10.22 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.29**†

Tenement Lease Agreement dated April 1, 2015 (English Translation) (incorporated by reference Exhibit 10.23 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.30**†

Premise Lease Agreement dated November 27, 2013 (English Translation) (incorporated by reference Exhibit 10.24 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.31**†

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

4.33

Information Rights Letter dated November 7, 2016 from the Registrant to STT GDC (incorporated by reference to Exhibit 4.33 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-37925), initially filed with the Securities and Exchange Commission on April 19, 2017).

Exhibit Number	Description of Exhibits

4.34

Investor Rights Agreement, dated October 23, 2017, between the Registrant, Cheetah Asia Holdings LLC, CyrusOne LLC and Mr. William Wei Huang (only with respect to Article I (insofar as and only to the extent to which such Definitions are used in the other sections with respect to which Mr. Huang is entering into this Agreement), Section 2.2, and Article VI) (incorporated by reference to Exhibit 99.2 to our report on Form 6-K (File No. 001-37925), initially filed with the Securities and Exchange Commission on October 24, 2017).

4.35

Investor Rights Agreement, dated October 23, 2017, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to our report on Form 6-K (File No. 001-37925), initially filed with the Securities and Exchange Commission on October 24, 2017).

4.36

Investor Rights Agreement, dated October 23, 2017, between the Registrant, SBCVC Fund II, L.P., SBCVC Company Limited, SBCVC Fund II-Annex, L.P., SBCVC Venture Capital and SBCVC Fund III, L.P. (incorporated by reference to Exhibit 99.4 to our report on Form 6-K (File No. 001-37925), initially filed with the Securities and Exchange Commission on October 24, 2017).

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

†              Confidential treatment has been granted for portions of this document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GDS Holdings Limited

	By:	/s/ William Wei Huang
		Name:	William Wei Huang
		Title:	Chief Executive Officer

Date: March 29, 2018

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GDS Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (“the Company”) as of December 31, 2016 and 2017, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China

March 29, 2018

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2016	2017
Assets
Current assets
Cash (including cash of VIEs of RMB397,948 and RMB266,560 as of December 31, 2016 and 2017, respectively)		1,811,319	1,873,446
Restricted cash (including restricted cash of VIEs of RMB10,091 and RMB10,837 as of December 31, 2016 and 2017, respectively)		27,673	10,837
Accounts receivable, net of allowance for doubtful accounts (including accounts receivable, net of allowance for doubtful accounts, of VIEs of RMB172,538 and RMB348,536 as of December 31, 2016 and 2017, respectively)	3	198,851	364,654
Value-added-tax (“VAT”) recoverable (including VAT recoverable of VIEs of RMB13,399 and RMB27,596 as of December 31, 2016 and 2017, respectively)		72,958	112,067
Prepaid expenses (including prepaid expenses of VIEs of RMB28,466 and RMB32,919 as of December 31, 2016 and 2017, respectively)		50,361	50,373
Other current assets (including other current asset of VIEs of RMB1,201 and RMB7,283 as of December 31, 2016 and 2017, respectively)	4	49,151	42,651
Total current assets		2,210,313	2,454,028

Property and equipment, net (including property and equipment, net of VIEs of RMB1,421,036 and RMB2,164,121 as of December 31, 2016 and 2017, respectively)	5	4,322,891	8,165,601
Intangible assets, net (including intangible assets, net of VIEs of RMB54,558 and RMB143,151 as of December 31, 2016 and 2017, respectively)	6	92,569	348,466
Prepaid land use rights, net	7	26,792	26,245
Goodwill	8	1,341,087	1,570,755
Deferred tax assets (including deferred tax assets of VIEs of RMB8,178 and RMB11,846 as of December 31, 2016 and 2017, respectively)	20	12,626	14,305
Restricted cash (including restricted cash of VIEs of nil and RMB23,592 as of December 31, 2016 and 2017, respectively)		—	63,317
VAT recoverable (including VAT recoverable of VIEs of RMB12,094 and RMB26,235 as of December 31, 2016 and 2017, respectively)		98,863	290,065
Other non-current assets (including other non-current assets of VIEs of RMB36,357 and RMB80,763 as of December 31, 2016 and 2017, respectively)	9	98,725	211,785
Total assets		8,203,866	13,144,567

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of VIEs of RMB413,600 and RMB232,000 as of December 31, 2016 and 2017, respectively)	10	628,478	790,484
Accounts payable (including accounts payable of VIEs of RMB152,192 and RMB339,175 as of December 31, 2016 and 2017, respectively)		513,543	1,110,411
Accrued expenses and other payables (including accrued expenses and other payables of VIEs of RMB125,989 and RMB91,542 as of December 31, 2016 and 2017, respectively)	12	207,950	368,624
Deferred revenue (including deferred revenue of VIEs of RMB30,033 and RMB46,526 as of December 31, 2016 and 2017, respectively)		40,657	55,609
Capital lease and other financing obligations, current (including capital lease and other financing obligations, current of VIEs of RMB55,311 and RMB84,771 as of December 31, 2016 and 2017, respectively)	13	88,593	97,943

Total current liabilities		1,479,221	2,423,071

Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion of VIEs of nil and RMB85,250 as of December 31, 2016 and 2017, respectively)	10	1,509,676	3,459,765
Convertible bonds payable	11	1,040,550	—
Capital lease and other financing obligations, non-current (including capital lease and other financing obligations, non-current of VIEs of RMB631,874 and RMB879,685 as of December 31, 2016 and 2017, respectively)	13	1,022,959	2,303,044
Deferred tax liabilities (including deferred tax liabilities of VIEs of RMB39,426 and RMB70,030 as of December 31, 2016 and 2017, respectively)	20	53,280	124,277
Other long-term liabilities (including other long-term liabilities of VIEs of RMB8,717 and RMB13,145 as of December 31, 2016 and 2017, respectively)	14	111,706	358,898
Total liabilities		5,217,392	8,669,055

Shareholders’ Equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 760,009,043 and 941,269,679 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	17	260	320
Additional paid-in capital		4,036,959	5,861,445
Accumulated other comprehensive loss		(192,080)	(200,688)
Accumulated deficit	21	(858,665)	(1,185,565)
Total shareholders’ equity		2,986,474	4,475,512
Commitments and contingencies	25

Total liabilities and shareholders’ equity		8,203,866	13,144,567

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2015	2016	2017

Net revenue	19	703,636	1,055,960	1,616,166
Cost of revenue		(514,997)	(790,286)	(1,207,694)
Gross profit		188,639	265,674	408,472

Operating expenses
Selling and marketing expenses		(57,588)	(71,578)	(90,118)
General and administrative expenses		(128,714)	(227,370)	(228,864)
Research and development expenses		(3,554)	(9,100)	(7,261)
(Loss) Income from operations		(1,217)	(42,374)	82,229

Other income (expenses):
Interest income		1,355	2,070	5,600
Interest expenses		(126,901)	(265,234)	(412,003)
Foreign currency exchange gain (loss), net		11,107	18,310	(12,299)
Government grants		3,915	2,217	3,062
Others, net		1,174	284	435
Loss before income taxes		(110,567)	(284,727)	(332,976)

Income tax benefits	20	11,983	8,315	6,076
Net loss		(98,584)	(276,412)	(326,900)

Net loss		(98,584)	(276,412)	(326,900)
Change in redemption value of redeemable preferred shares	15	(110,926)	205,670	—
(Cumulative) Dividend on preferred shares	22	(7,127)	(332,660)	—
Net loss attributable to ordinary shareholders		(216,637)	(403,402)	(326,900)

Loss per ordinary share
Basic and diluted	22	(0.99)	(1.35)	(0.42)

Weighted average number of ordinary share outstanding
Basic and diluted	22	217,987,922	299,093,937	784,566,371

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2015	2016	2017

Net loss	(98,584)	(276,412)	(326,900)
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(118,491)	(130,131)	(8,608)

Comprehensive loss	(217,075)	(406,543)	(335,508)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data and per share data, or otherwise noted)

				Additional	Accumulated other		Total
		Ordinary Shares		paid-in	comprehensive	Accumulated	equity
	Note	Number	Amount	capital	income (loss)	deficit	(deficit)

Balance at January 1, 2015		217,987,922	76	410,486	56,542	(483,669)	(16,565)

Loss for the year		—	—	—	—	(98,584)	(98,584)
Other comprehensive loss		—	—	—	(118,491)	—	(118,491)
Total comprehensive loss		—	—	—	(118,491)	(98,584)	(217,075)

Change in redemption value of redeemable preferred shares	15	—	—	(110,926)	—	—	(110,926)
Share-based compensation	18	—	—	4,061	—	—	4,061

Balance at December 31, 2015 and January 1, 2016		217,987,922	76	303,621	(61,949)	(582,253)	(340,505)

Loss for the year		—	—	—	—	(276,412)	(276,412)
Other comprehensive loss		—	—	—	(130,131)	—	(130,131)
Total comprehensive loss		—	—	—	(130,131)	(276,412)	(406,543)

Issuance of ordinary shares - initial public offering	17	160,565,880	54	1,221,464	—	—	1,221,518
Declaration of preference dividend in ordinary shares	15	—	—	(343,296)	—	—	(343,296)
Settlement of preference dividend in ordinary shares	15	31,490,164	11	266,783	—	—	266,794
Change in redemption value of redeemable preferred shares	15	—	—	205,670	—	—	205,670
Conversion of redeemable preference shares	15	349,087,677	118	2,311,014	—	—	2,311,132
Settlement of liability-classified restricted shares award	18	877,400	1	7,538			7,539
Share-based compensation	18	—	—	64,165	—	—	64,165

Balance at December 31, 2016 and January 1, 2017		760,009,043	260	4,036,959	(192,080)	(858,665)	2,986,474

Loss for the year		—	—	—	—	(326,900)	(326,900)
Other comprehensive loss		—	—	—	(8,608)	—	(8,608)
Total comprehensive loss		—	—	—	(8,608)	(326,900)	(335,508)

Issuance of ordinary shares	17	64,257,028	21	649,813	—	—	649,834
Conversion of convertible bonds	11	97,870,263	32	1,106,195	—	—	1,106,227
Shares surrendered		(866,655)	—	—	—	—	—
Shares issued to depository bank	22	20,000,000	7	(7)	—	—	—
Share-based compensation	18	—	—	59,843	—	—	59,843
Exercise of share options	18	816,880	—	4,180	—	—	4,180
Vesting of restricted shares	18	1,621,120	—	—	—	—	—
Settlement of liability-classified restricted shares award	18	502,000	—	4,462	—	—	4,462
Settlement of share options and restricted share awards with shares held by depository bank	18	(2,940,000)	—	—	—	—	—

Balance at December 31, 2017		941,269,679	320	5,861,445	(200,688)	(1,185,565)	4,475,512

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2015	2016	2017

Cash flows from operating activities:
Net loss		(98,584)	(276,412)	(326,900)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt issuance cost and debt discount		—	5,917	48,100
Depreciation and amortization		145,406	227,355	378,130
Net gain on disposal of property and equipment		—	(62)	—
Share-based compensation expense		4,061	64,165	59,843
Reversal of allowance for doubtful accounts		—	(2,156)	—
Deferred tax benefit		(10,589)	(10,624)	(11,622)

Changes in operating assets and liabilities, net of effect of acquisitions:
Increase of accounts receivable		(37,647)	(79,383)	(134,631)
Increase of VAT recoverable		(41,431)	(94,588)	(194,335)
(Increase) decrease of prepaid expenses		(15,017)	1,034	520
Increase of restricted cash		(6,425)	(21,248)	(9,762)
(Increase) decrease of other current assets		(12,287)	(20,534)	11,500
Increase of other non-current assets		(22,766)	(24,820)	(23,111)
(Decrease) increase of accounts payable		(5,150)	43,844	33,903
Increase (decrease) of due to related parties		2,668	(2,668)	—
Increase (decrease) of deferred revenue		3,207	(5,851)	14,952
(Decrease) increase of accrued expenses and other payables		(1,071)	22,018	(80,294)
Increase of other long-term liabilities		15,327	23,785	59,095

Net cash used in operating activities		(80,298)	(150,228)	(174,612)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2015	2016	2017
Cash flows from investing activities
Payments for purchase of property and equipment		(732,979)	(987,763)	(1,720,165)
Payments for purchase of intangible assets		—	—	(6,000)
Loans advanced to subsidiaries prior to acquisitions	8	—	(42,000)	(6,025)
Cash acquired from the acquisition of subsidiaries	8	—	1,237	21,297
Cash paid for the acquisition of subsidiaries	8	—	(103,600)	(279,885)
Deposit paid for potential acquisitions		—	(15,000)	(5,000)
Proceeds from sale of property and equipment		52	62	—
Deposits paid for construction of property and equipment		—	—	(40,000)
Release of restricted cash related to purchase of property and equipment		1,022	—	—

Net cash used in investing activities		(731,905)	(1,147,064)	(2,035,778)

Cash flows from financing activities:
Proceeds from short-term borrowings		333,000	339,777	553,490
Proceeds from long-term borrowings		584,457	1,269,996	3,086,390
Repayment of short-term borrowings		(289,000)	(433,000)	(381,071)
Repayment of long-term borrowings		(137,709)	(373,946)	(1,401,023)
Payment of issuance cost of borrowings		(24,310)	(57,438)	(62,460)
Proceeds from exercise of stock options		—	—	3,377
Proceeds from issuance of convertible bonds	11	648,950	327,580	—
Repayment of bonds payable	11	(14,330)	—	—
Proceeds from a related party loan	26	64,936	—	—
Repayment of a related party loan	26	—	(65,474)	—
Net proceeds from issuance of ordinary shares	17	—	1,221,518	649,834
Payment of preferred shares dividends	15	—	(76,502)	—
Repurchase of redeemable preferred shares	15	(23,300)	—	—
Payment under capital lease and other financing obligations		(17,934)	(23,897)	(68,670)
Restricted cash deposited related to borrowings		—	—	(33,100)
Restricted cash released upon repayment of borrowings		2,925	—	—

Net cash provided by financing activities		1,127,685	2,128,614	2,346,767

Effect of exchange rate changes on cash		2,258	55,499	(74,250)

Net increase in cash		317,740	886,821	62,127
Cash at beginning of year		606,758	924,498	1,811,319

Cash at end of year		924,498	1,811,319	1,873,446

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2015	2016	2017
Supplemental disclosures of cash flow information
Interest paid		81,216	228,678	358,748
Income tax paid		853	5,645	1,369
Supplemental disclosures of non-cash investing and financing activities
(Settlement of) payables for purchase of property and equipment		20,402	128,901	(287,327)
Purchase of property and equipment through capital leases and other financing arrangement		205,000	568,984	828,452
Changes in consideration payable for the acquisition of subsidiaries	8	—	25,900	254,470
Issuance of ordinary shares to settle preference dividend	15	—	266,794	—
Conversion of convertible bonds	11	—	—	1,106,227

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

1                 DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

(a)         Description of business

GDS Holdings Limited (the “Parent” or “GDS Holdings”) was incorporated in the Cayman Islands on December 1, 2006. GDS Holdings and its consolidated subsidiaries and consolidated variable interest entities (collectively referred to as “the Company”) are principally engaged in providing colocation, managed hosting and managed cloud services in the People’s Republic of China (the “PRC”). The Company operates its data centers in Hong Kong Special Administrative Region, Shanghai Municipality, Beijing Municipality, Jiangsu Province, Guangdong Province, Sichuan Province and Hebei Province of the PRC and serves customers that primarily operate in the internet and banking industries.

(b)         Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousand.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)         Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of GDS Holdings Limited, its subsidiaries and consolidated variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The VIEs are Beijing Wanguo Chang’an Science and Technology Co., Ltd. (“GDS Beijing”) and Shanghai Shu’an Data Services Co., Ltd. (“GDS Shanghai”).

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Prior to the internal restructuring (the “2016 Variable Interest Entity Restructuring”), the Company primarily conducted its operations through Global Data Solutions Co., Ltd. (“GDS Suzhou”), a wholly owned subsidiary. Shanghai Waigaoqiao EDC Technology Co, Ltd., or EDC Shanghai Waigaoqiao also conducted certain data center related operations. In order to adapt to the new regulatory requirements in China, the Company completed the 2016 Variable Interest Entity Restructuring whereby GDS Suzhou and EDC Shanghai Waigaoqiao were converted into PRC domestic companies that are wholly owned by GDS Beijing on April 13, 2016 and August 9, 2016, respectively. Prior to the internal restructuring, GDS Beijing was a VIE of GDS Suzhou through a series of contractual agreements, including the equity interest pledge agreements, shareholder voting rights proxy agreement, exclusive technology license and service agreements, exclusive call option agreements and loan agreements (collectively, the “VIE Agreements”). The conversion of GDS Suzhou and EDC Shanghai Waigaoqiao into PRC domestic companies were accomplished by way of transferring all of the equity interests in GDS Suzhou and EDC Shanghai Waigaoqiao to GDS Beijing. In connection with the internal restructuring, the VIE Agreements between GDS Beijing and GDS Suzhou were terminated and concurrently, new contractual VIE Agreements were entered into between GDS Beijing and GDS (Shanghai) Investment Co., Ltd. (formerly known as Shanghai Free Trade Zone GDS Management Co., Ltd.) (“GDS Management Company”), a newly-established subsidiary of the Company. The terms of the new contractual arrangements between GDS Beijing and GDS Management Company are identical to the terms of the VIE Agreements between GDS Beijing and GDS Suzhou. The Company continues to be the primary beneficiary of the VIEs following the completion of the internal restructuring.

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

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of the VIEs has pledged all of his or her equity interest in the VIEs as a continuing first priority security interest, as applicable, to respectively guarantee the VIEs and their shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and service agreement, loan agreement, exclusive call option agreement, shareholder voting rights proxy agreement and intellectual property rights license agreement. If the VIEs or any of their shareholders breach their contractual obligations under these agreements, GDS Management Company, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIEs in accordance with PRC law. Each of the shareholders of the VIEs agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Management Company. The equity interest pledge agreements remain effective until the VIEs and their shareholders discharge all their obligations under the contractual arrangements.

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

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company has a controlling financial interest in the VIEs because the Company has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. The terms of the VIE Agreements and the Company’s financial support to the VIEs were considered in determining that the Company is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in the Company’s consolidated financial statements.

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

The assets and liabilities of the VIEs are presented parenthetically on the face of the consolidated balance sheets. Net revenue, net income, operating, investing and financing cash flows of the VIEs that were included in the Company’s consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Years ended December 31,
	2015	2016	2017

Net revenue	30,598	846,168	1,469,929
Net (loss) income	(5,327)	22,246	44,541
Net cash provided by operating activities	8,631	239,624	183,180
Net cash used in investing activities	(1,456)	(158,681)	(286,476)
Net cash provided by (used in) financing activities	—	304,973	(28,092)

The unrecognized revenue producing assets that are held by the VIEs comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

Costs recognized by the VIEs for outsourcing and other services provided by other entities within the Company were RMB7,506, RMB343,271 and RMB658,617 for the years ended December 31, 2015, 2016 and 2017, respectively.

(b)         Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable, the realization of deferred income tax assets, the fair value of share-based compensation awards, the recoverability of long-lived assets, the fair value of leased property and the fair value of the asset retirement obligation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)          Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2016 and 2017.

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

(f)            Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the accounts receivable aging, and the customers’ repayment patterns. The Company reviews its allowance for doubtful accounts on a customer-by-customer basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The estimated useful lives are presented below.

Buildings	20 - 30 years
Data center equipment
• Machinery	10 - 20 years
• Other equipment	3 - 5 years
Leasehold improvement	Shorter of the lease term and the
estimated useful lives of the assets
Furniture and office equipment	3 - 5 years
Vehicles	5 years

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

In August 2014, the Company entered into an agreement with a customer for the development, construction and sale of an ancillary property and the related land right. As of December 31, 2017, all the conditions precedent to the sale of the property have not been performed, and therefore no revenue or income was recognized during the periods presented. The cost of the property held for sale of RMB9,075 is recorded in other current assets (note 4).

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

If at any time the lessee and lessor agree to change the provisions of the lease, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease under the lease classification criteria had the changed terms been in effect at lease inception, the revised agreement shall be considered as a new agreement over its term, and the lease classification criteria shall be applied for purposes of classifying the new lease.

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

As of December 31, 2016 and 2017, assets under capital leases and other financing obligations represent data center buildings and data center equipment.

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

Asset retirement obligations are recorded in other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability:

Asset retirement obligations as of January 1, 2015	2,221
Additions	3,299
Accretion expense	255
Asset retirement obligations as of December 31, 2015	5,775
Additions	2,942
Accretion expense	588
Asset retirement obligations as of December 31, 2016	9,305
Additions	7,394
Accretion expense	949
Asset retirement obligations as of December 31, 2017	17,648

(k)         Intangible assets

Intangible assets acquired in the acquisition comprised of customer relationships, favorable leases and licenses.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The weighted-average amortization period by major intangible asset class is as follows:

Customer relationships	5-15 years
Favorable leases	20 years
Licenses	20 years

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

Licenses are amortized using a straight-line method over the estimated beneficial period.

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

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Company performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. No impairment losses were recorded for goodwill for the years ended December 31, 2015, 2016 and 2017.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

(n)         Impairment of long-lived assets

Long-lived assets, such as property and equipment, intangible assets subject to amortization and prepaid land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for long-lived assets for the years ended December 31, 2015, 2016 and 2017.

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

As of December 31, 2017, the Company recorded a VAT recoverable of RMB112,067 (2016: RMB72,958) in current assets and RMB290,065 (2016: RMB98,863) in non-current assets and VAT payables of RMB11,213 (2016: RMB5,954) in accrued expenses and other payables, in the consolidated balance sheets.

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

Colocation services are services where the Company provides space, power and cooling to customers for housing and operating their IT system equipment in the Company’s data centers. Colocation services are provided to customers for a fixed amount over the contract service period, ranging from 1 to 10 years. Revenues from colocation services are recognized on a straight-line basis over the term of the contract. The Company has determined that its performance pattern to be straight-line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

Managed hosting services are services where the Company provides outsourced services to manage the customers’ data center operations, including data migration, IT operations, security and data storage. Managed hosting services are primarily provided to financial institution customers as a business continuity and disaster recovery solution. Managed hosting services are provided to customers for a fixed amount over the contract service period ranging from 1 to 6 years. Revenues from managed hosting services are recognized on a straight-line basis over the term of the contract. The Company has determined that its performance pattern to be straight-line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

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

Managed cloud services are services where the Company delivers virtual storage and computing services to customers, including offering direct private connection to major Cloud platforms and providing Cloud infrastructure and solutions to assist customers in managing their hybrid Clouds. Managed cloud services are provided to customers for a fixed amount over the subscription period, ranging from 1 to 3 years. Revenues from managed cloud services are recognized ratably over the subscription period once all requirements for recognition have been met, including provisioning the service so that it is available to the customers.

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

(t)            Research and development and advertising costs

Research and development and advertising costs are expensed as incurred. Research and development costs amounted to RMB3,554, RMB9,100 and RMB7,261 in 2015, 2016 and 2017, respectively. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company’s services and products.

Advertising costs amounted to RMB4,128, RMB8,942 and RMB10,189 in 2015, 2016 and 2017, respectively.

(u)         Start-up costs

Pre-operating or start-up costs incurred prior to operating a new data center are expensed as incurred and consist primarily of rental costs of operating leases of buildings during the construction of leasehold improvements and other miscellaneous costs incurred prior to the operation of the data centers. Start-up costs amounted to RMB25,659, RMB12,976 and RMB7,469 were recorded in general and administrative expenses in 2015, 2016 and 2017, respectively.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Subsidies for the acquisition of property and equipment are recorded as a liability until earned and then depreciated over the useful life of the related assets as a reduction of the depreciation charges. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right period as a reduction of the amortization charges of the related land use rights. In 2010 and 2011, the Company received government subsidies that required the Company to operate in a particular area for a certain period. The Company recorded the subsidies in other long-term liabilities when the subsidies were received and subsequently recognized as government subsidy income ratably over the period the Company is required to operate in the area. In 2017, the Company received government subsidies that required the Company to pass certain inspection on the related project by March 31, 2019. The Company recorded such subsidies in other long-term liabilities when received and will be recorded as government subsidy income when the conditions are met.

As of December 31, 2016 and 2017, deferred government grants of RMB14,051 and RMB16,789, respectively, are recorded in other long-term liabilities in the consolidated balance sheets.

(w)       Capitalized interest

A reconciliation of total interest costs to “Interest expenses” as reported in the consolidated statements of operations for 2015, 2016 and 2017 is as follows:

	Years ended December 31,
	2015	2016	2017

Total interest costs	138,260	324,085	466,460
Less: interest costs capitalized	(11,359)	(58,851)	(54,457)
Interest expenses	126,901	265,234	412,003

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

Unamortised debt issuance costs of RMB74,246 and RMB134,395 are presented as a reduction of debt as of December 31, 2016 and 2017, respectively.

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

In the fourth quarter of 2016, the Company early adopted Accounting Standards Update (“ASU”) No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, and prior periods were not retrospectively adjusted.

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

For further information on share-based compensation, see Note 18 below.

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

Foreign currency transactions during the period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss and are reported in foreign currency exchange gain (loss) on a net basis.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and restricted cash denominated in RMB amounted to RMB501,125 and RMB458,971 as of December 31, 2016 and 2017, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

As of December 31, 2017, the Company’s cash and restricted cash were deposited in major financial institutions located in PRC and Hong Kong financial institutions, and were denominated in the following currencies:

	RMB	USD	HKD	JPY	EUR
In PRC	446,621	34,437	—	—	—
In Hong Kong	12,350	189,632	27,126	10,630	158
Total in original currency	458,971	224,069	27,126	10,630	158
RMB equivalent	458,971	1,464,108	22,675	615	1,231

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

(ee)    Recently Issued Accounting Standards

In May 2017, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-09, Compensation—Stock Compensation (Topic 718). This ASU was issued primarily to provide clarity and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. This ASU affects any entity that changes the terms or conditions of a share-based payment award. This ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This ASU is effective for annual or any interim reporting periods beginning after December 15, 2017 with early adoption permitted. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU should be applied on a prospective basis. This ASU is effective for the Company for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact that the adoption of this standard will have on the its consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-03, Accounting Changes and Error Corrections (Topic 250). The ASU adds SEC disclosure requirements for both the quantitative and qualitative impacts that certain recently issued accounting standards will have on the financial statements of a registrant when such standards are adopted in a future period. Specially, these disclosure requirements apply to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is effective immediately.

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods with early adoption being permitted. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

In November 2016, FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU applies to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This ASU is effective for the Company for its fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption being permitted. The amendments in this update should be applied using a retrospective transition method to each period presented. The adoption of this ASU will affect the presentation of restricted cash of RMB27,673 and RMB74,154 as of December 31, 2016 and December 31, 2017, respectively.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU requires the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This ASU is effective for fiscal years and interim period within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU provides guidance on the classification of eight cash flow issues to reduce the existing diversification in practice, including (a) debt prepayment or debt extinguishment costs; (b) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (c) contingent consideration payments made after a business combination; (d) proceeds from settlement of insurance claims; (e) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (f) distributions received from equity method investees; (g) beneficial interests in securitization transactions; and (h) separately identifiable cash flows and application of the predominance principle. The ASU is effective for fiscal years and interim period within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. While the Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements, the Company currently believes the most significant changes relate to the recognition of right-of-use (“ROU”) assets and lease liabilities on its balance sheet for operating leases of the building of certain data centers. As of December 31, 2017, the Company had operating lease commitments expiring within 20 years from the inception of the leases. The total amount of the Company’s future minimum lease payments under operating leases was RMB760,355 as of December 31, 2017.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) Topic 606 and issued subsequent amendments to the initial guidance within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13 and ASU 2017-14 collectively referred as “Topic 606”. Topic 606 will replace most existing revenue recognition guidance in U.S. GAAP. The core principle of Topic 606 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. Topic 606 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments.

Topic 606 allows entities to adopt with one of these two methods: full retrospective, which applies retrospectively to each prior reporting period presented, or modified retrospective, which recognizes the cumulative effect of initially applying the revenue standard as an adjustment to the opening balance of retained earnings in the period of initial application. The Company currently anticipates adopting the standard using the modified retrospective method.

Topic 606, as amended, is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company will adopt the standard on January 1, 2018.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Based on the revenue of its customer contracts, the Company expects that revenue on the majority of its customer contracts will continue to be recognized over the contract terms, consistent with its current revenue recognition accounting policy. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

3                 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2016	2017

Accounts receivable	198,851	364,654
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	198,851	364,654

The Company generally invoices its customers on a monthly or quarterly basis in accordance with the contract terms. Due to the timing difference between the billing and revenue recognition, accounts receivable included an unbilled portion of RMB117,192 and RMB253,724 as of December 31, 2016 and 2017, respectively.

Accounts receivable of RMB87,347 and RMB136,043 was pledged as security for bank loans (note 10) as of December 31, 2016 and 2017, respectively.

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

	Years ended December 31,
	2015	2016	2017

Balance at the beginning of the year	2,156	2,156	—
Allowance made during the year	—	—	—
Reversal during the year	—	(2,156)	—
Balance at the end of the year	2,156	—	—

During the year ended December 31, 2016, the Company reversed allowance for doubtful accounts on a receivable from a customer of RMB2,156 due to the collection of such balance during 2016. Management believes all other accounts receivable as of December 31, 2016 and 2017 are to be collected in full.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

4                 OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of December 31,
	2016	2017

Rental and other deposits	30,136	23,866
Assets held for sale	18,531	18,531
Others	484	254
	49,151	42,651

Assets held for sale included property held for sale of RMB9,075 and IT equipment awaiting for sale of RMB9,456, for which the Company has entered into sale contracts with the customer.

Others mainly represented miscellaneous receivables due from employees.

5                 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2016	As of December 31, 2017

At cost:
Buildings	1,652,641	2,693,843
Data center equipment	1,349,069	2,202,247
Leasehold improvement	1,202,979	2,243,691
Furniture and office equipment	31,270	36,762
Vehicles	3,199	2,972
	4,239,158	7,179,515
Less: Accumulated depreciation	(613,658)	(965,758)
	3,625,500	6,213,757
Construction in progress	697,391	1,951,844
Property and equipment, net	4,322,891	8,165,601

(1)         The carrying amounts of the Company’s property and equipment acquired under capital leases and other financing arrangement at the respective balance sheet dates were as follows:

	As of December 31, 2016	As of December 31, 2017

At cost (note):
Buildings	1,286,079	2,488,522
Data center equipment	26,375	192,946
	1,312,454	2,681,468
Less: Accumulated depreciation	(64,151)	(141,948)
	1,248,303	2,539,520

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Note: This item included buildings under construction of RMB313,721 and RMB476,489 and data center equipment under construction of nil and RMB180,228, respectively, as of December 31, 2016 and 2017,

(2)         Depreciation of property and equipment (including assets acquired under capital leases and other financing arrangement) was RMB135,864, RMB212,873 and RMB352,480 for the years ended December 31, 2015, 2016 and 2017, respectively, and included in the following captions:

	Years ended December 31,
	2015	2016	2017

Cost of revenue	131,097	206,724	345,025
General and administrative expenses	4,767	5,425	6,902
Research and development expenses	—	724	553
	135,864	212,873	352,480

(3)         Property and equipment with net a book value of RMB512,566 and RMB698,922 was pledged as security for bank loans (note 10) as of December 31, 2016 and 2017, respectively.

(4)         As of December 31, 2016 and 2017, payables for purchase of property and equipment that are contractually due beyond one year of RMB37,126 and RMB195,749 are recorded in other long-term liabilities in the consolidated balance sheets.

6                 INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	Note	As of December 31, 2016	As of December 31, 2017

Customer relationships	8	104,322	379,322
Favorable leases	8	15,500	15,500
Licenses		—	6,000
		119,822	400,822
Less: accumulated amortization		(27,253)	(52,356)
Intangible assets, net		92,569	348,466

The Company’s customer relationships and favorable leases were acquired in business combinations (note 8).

Amortization of intangible assets was RMB8,925, RMB13,866 and RMB25,103 for the years ended December 31, 2015, 2016 and 2017, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2018	37,829
2019	37,829
2020	29,680
2021	29,680
2022	29,680
Thereafter	183,768
Total	348,466

7                 PREPAID LAND USE RIGHTS

Prepaid land use rights consisted of the following:

	As of December 31,
	2016	2017

Prepaid land use rights	28,370	28,370
Less: Accumulated amortization	(1,578)	(2,125)
Prepaid land use rights, net	26,792	26,245

Amortization of prepaid land use rights was RMB617, RMB616 and RMB547 for the years ended December 31, 2015, 2016 and 2017, respectively.

Prepaid land use rights with a net book value of RMB20,735 and RMB6,091 were pledged as security for bank loans (note 10) as of December 2016 and 2017, respectively.

8                 BUSINESS COMBINATIONS

The movement of goodwill is set out as below:

	As of December 31,
	2016	2017

Balance at the beginning of the year	1,294,664	1,341,087
Addition during the year	46,423	229,668
Balance at end of year	1,341,087	1,570,755

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. The goodwill is not deductible for tax purposes. Goodwill is assigned to the design, build-out and operation of data centers reporting unit.

Guangzhou 1 Acquisition

On May 19, 2016, the Company acquired all of the equity interests in Guangzhou Weiteng Construction Co., Ltd. (“Weiteng Construction”) from a third party for an aggregate purchase price of RMB129,500. In May 2016, the Company paid consideration of RMB103,600 and the remaining consideration of RMB25,900 were paid in 2017.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Weiteng Construction is a limited liability company organized and existing under the PRC law and owns a data center project (“Guangzhou 1”) in Guangzhou, China. At the date of acquisition, the data center has just commenced its operations.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration		129,500
Effective settlement of pre-existing relationships upon consolidation	(i)	43,161
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(1,237)
Property and equipment	(ii)	(281,437)
Identifiable intangible assets	(iii)	(59,500)
Other assets		(25,363)
Accounts payable		131,114
Capital lease and other financing obligations, current		12,097
Capital lease and other financing obligations, non-current		68,584
Deferred tax liabilities		21,143
Other liabilities		8,361
Total identifiable net assets		(126,238)
Goodwill	(iv)	46,423

Note (i):                            Prior to the acquisition, in February and May 2016, the Company lent short-term loans of RMB40,000 and RMB2,000, respectively, to Weiteng Construction. The loans bear an interest rate of 10% per annum and mature in September 2016. No gain or loss was recognized from the effective settlement of such pre-existing relationship between the Company and Weiteng Construction. At the acquisition date, the amount due from Weiteng Construction of RMB43,161, including loan principal of RMB42,000 and interest receivable of RMB1,161, is eliminated upon consolidation.

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

Note (iv):                 Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of Weiteng Construction with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC350, goodwill is not amortized but is tested for impairment.

The amounts of net revenue and net loss of Weiteng Construction included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2016 amounted to RMB36,924 and RMB2,861, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Shenzhen 5 Acquisition

On June 29, 2017, the Company consummated an acquisition of all equity interests in a target group from a third party for an aggregate contingent purchase price of RMB312,000, of which RMB69,832 was paid up to December 31, 2017. The Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB312,000.

The target group owns a data center project (“Shenzhen 5”) in Shenzhen, China. At the date of acquisition, the data center had just commenced its operations.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration	(i)	294,491
Effective settlement of pre-existing relationships upon consolidation	(ii)	6,025
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(11,153)
Property and equipment	(iii)	(821,405)
Identifiable intangible assets	(iv)	(176,500)
Other assets		(59,520)
Accounts payable		219,207
Capital lease and other financing obligations, current		23,156
Capital lease and other financing obligations, non-current		363,380
Long-term borrowings		217,790
Deferred tax liabilities		45,931
Other liabilities		55,299
Total identifiable net assets		(143,815)
Goodwill	(v)	156,701

Note (i):                        The fair value of consideration represents the present value of the purchase price of RMB312,000, of which RMB69,832 was paid up to December 31, 2017. As of December 31, 2017, total consideration payable for the acquisition was RMB230,539. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions. RMB109,658 and RMB120,881 were recorded in other payables and other long-term liabilities, respectively as of December 31, 2017.

Note (ii):                     Prior to the acquisition, the Company had other receivables from the target group of RMB6,025, which was effectively settled with the seller upon completion of the acquisition.

Note (iii):                  Property and equipment acquired included properties and equipment acquired under capital lease and other financing arrangement of RMB416,000, data center equipment of RMB174,292, leasehold improvements of RMB118,368 and construction in progress of RMB112,745.

Note (iv):                 Identifiable intangible assets acquired consisted of customer relationships of RMB176,500 with an estimated useful life of 14.4 years.

Note (v):                    Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target group with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC 350, goodwill is not amortized but is tested for impairment.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The amounts of net revenue and net loss of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2017 amounted to RMB42,072 and RMB23,859, respectively.

Supplemental pro forma financial information as if the acquisition had occurred as of the earliest date presented has not been provided as the acquisition is not material to the Company’s results of operations.

Guangzhou 2 Acquisition

On October 9, 2017, the Company consummated an acquisition of all equity interests in a target group from a third party for a cash consideration of RMB233,984, of which RMB184,153 was paid up to December 31, 2017 and the remaining consideration payable was recorded in accrued expenses and other payables.

The target group owns a data center project (“Guangzhou 2”) in Guangzhou, China.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration		233,984
Effective settlement of pre-existing relationships upon consolidation	(i)	(1,807)
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(10,144)
Accounts receivable		(25,177)
Property and equipment	(ii)	(319,943)
Identifiable intangible assets	(iii)	(98,500)
Other assets		(14,135)
Accounts payable		56,431
Capital lease and other financing obligations, current		5,958
Capital lease and other financing obligations, non-current		101,875
Short-term borrowings		50,750
Long-term borrowings		52,999
Deferred tax liabilities		35,097
Other liabilities		5,579
Total identifiable net assets		(159,210)
Goodwill	(iv)	72,967

Note (i):                        Prior to the acquisition, the Company had payables to the target group of RMB1,807, which was effectively settled with the seller upon completion of the acquisition.

Note (ii):                     Property and equipment acquired included properties and equipment acquired under capital lease and other financing arrangement of RMB106,000, data center equipment of RMB57,932, leasehold improvement of RMB155,149 and furniture and office equipment of RMB862.

Note (iii):                  Identifiable intangible assets acquired consisted of customer relationships of RMB98,500 with an estimated useful life of 11.8 years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Note (iv):                 Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target group with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC 350, goodwill is not amortized but is tested for impairment.

The amounts of net revenue and net income of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2017 amounted to RMB26,573 and RMB2,734, respectively.

Supplemental pro forma financial information as if the acquisition had occurred as of the earliest date presented has not been provided as the acquisition is not material to the Company’s results of operations.

9                 OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2016	2017

Rental and other deposits	77,985	193,626
Others	20,740	18,159
	98,725	211,785

Rental and other deposits amounted to RMB77,985 and RMB193,626 as of December 31, 2016 and 2017, respectively, which were expected to be refunded after one year of the balance sheet date. Rental and other deposits expected to be refunded within one year of the balance sheet date, are recorded in other current assets.

10          LOANS AND BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31, 2016	As of December 31, 2017

Short-term borrowings	239,777	462,946
Current portion of long-term borrowings	388,701	327,538
Sub-total	628,478	790,484
Long-term borrowings, excluding current portion	1,509,676	3,459,765
Total loans and borrowings	2,138,154	4,250,249

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of December 31, 2016	As of December 31, 2017

Unsecured short-term loans and borrowings	—	230,000
Secured short-term loans and borrowings	239,777	232,946
	239,777	462,946

Short-term borrowings were secured by the following assets:

	As of December 31, 2016	As of December 31, 2017

Accounts receivable	19,914	11,615

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2016 and 2017 were 5.27% and 7.93% per annum, respectively.

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of December 31, 2016	As of December 31, 2017

Unsecured long-term loans and borrowings	—	167,250
Secured long-term loans and borrowings	1,898,377	3,620,053
	1,898,377	3,787,303

The weighted average interest rates of long-term borrowings as of December 31, 2016 and 2017 were 8.16% and 6.93% per annum, respectively.

Long-term borrowings were secured by the following assets:

	As of December 31, 2016	As of December 31, 2017

Accounts receivable	67,433	124,428
Property and equipment, net	512,566	698,922
Prepaid land use rights, net	20,735	6,091
	600,734	829,441

Long-term loans of RMB9,500 and nil as of December 31, 2016 and 2017 are guaranteed by William Wei Huang.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to December 31, 2017 are as follows:

Twelve-months ending December 31 ,	Long-term borrowings
2018	327,538
2019	571,091
2020	839,502
2021	1,022,698
2022	715,457
Thereafter	311,017
3,787,303

As of December 31, 2016 and 2017, the particulars of the total secured long-term loans and borrowings of RMB1,898,377 and RMB3,620,053 and the related facilities, were as follows:

i)                    In 2009, a subsidiary of the Company entered into a thirteen-year entrusted credit facility for a principal amount of RMB322,000 with a local government through a third party bank. As of December 31, 2016 and 2017, the outstanding loans under such credit facility were RMB189,179 and RMB161,000, respectively, and the effective interest rate of the loans was 4.9% per annum. The facility was secured by prepaid land use right with a carrying amount of RMB6,091 as of December 31, 2017 (2016: RMB6,235).

ii)                 In 2014, a subsidiary of the Company entered into an entrusted credit facility of RMB200,000 with a third party lender through a third party bank. As of December 31, 2016, the outstanding loan under such credit facility was RMB199,600 with an effective interest rate of 18.00% per annum. The facility was secured by accounts receivable with a carrying amount of RMB13,367 as of December 31, 2016. In 2017, the Company fully repaid the outstanding loan.

iii)              In 2015 and 2016, two subsidiaries of the Company entered into loan facilities with third party banks in the aggregate amount of RMB650,000. As of December 31, 2016, the outstanding loans under such credit facilities were RMB415,048 (net of debt issuance costs), and the effective interest rate of the loans was 7.72%-7.82% per annum as of December 31, 2016. The outstanding loans under such credit facilities were secured by accounts receivable and property and equipment with a carrying amount of RMB13,305 and RMB153,653 as of December 31, 2016. The Company fully repaid the outstanding loans in 2017.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

iv)             In September 2016, two subsidiaries of the Company entered into loan facilities with third party banks in a total amount of RMB1,135,000, for the purpose of (i) replacing an existing term loan facility agreement entered into in June 2016, and (ii) financing the subsidiaries’ data center projects and working capital requirements. As of December 31, 2016, the outstanding loans under such facility were RMB866,983 (consisting of a short term working capital loan of RMB12,629 with an effective interest rate of 5.66% per annum and long term loans of RMB854,354 (net of debt issuance costs) with effective interest rates of 7.02%-7.34% per annum). As of December 31, 2017, the outstanding loans under such facility were RMB1,024,533 (consisting of a short term working capital loan of RMB45,500 with an effective interest rate of 5.66% per annum and long term loans of RMB979,033 (net of debt issuance costs) with effective interest rates of 7.05%-7.11% per annum). The outstanding loans under such facilities were secured by 1) accounts receivable with a carrying amount of RMB35,185 and RMB8,185 as of December 31, 2017 and 2016, respectively and 2) property and equipment with a carrying amount of RMB92,102 and RMB110,831 as of December 31, 2017 and 2016, respectively. The loans are required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 40% of the equity interests in the Company prior to an IPO or 30% of the equity interests in the Company after an IPO, or ceases to be the single largest shareholder of the Company, (iii) the Company ceases to, directly or indirectly, own or control 100% of the borrowing subsidiary, (iv) there are changes in the shareholding structure of a principal operating subsidiary, as defined in the loan agreement or (v) William Wei Huang ceases to,  directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing ((i), (ii), (iii), (iv) and (v) are referred to as “the Early Repayment Events”). The loan facilities contain financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the loan facility includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of RMB50,000 or more when due or within any originally applicable grace period. The outstanding long-term loans mature in 2021. As of December 31, 2016 and 2017, the Company was in compliance with these covenants.

v)                In September 2016, a subsidiary of the Company entered into a facility agreement with a third party bank for a total amount of RMB220,000. As of December 31, 2016, the outstanding loans under such facility were RMB137,334 (consisting of a short term working capital loan of RMB12,611 with an effective interest rate of 5.87% per annum and long term loans of RMB124,723 (net of debt issuance costs) with an effective interest rate of 7.63% per annum). As of December 31, 2017, the outstanding loans under such facility were RMB196,708 (consisting of a short term working capital loan of RMB9,190 with an effective interest rate of 5.87% per annum and long term loans of RMB 187,518 (net of debt issuance costs) with an effective interest rate of 7.24% per annum). The outstanding loans under such facilities were secured by 1) accounts receivable with a carrying amount of RMB25,368 and RMB30,110 as of December 31, 2017 and 2016, respectively and 2) property and equipment with a carrying amount of RMB80,124 and RMB85,765 as of December 31, 2017 and 2016, respectively. The loans are required to be repaid in full prior to the maturity date upon the occurrence of any of the Early Repayment Events. The loan facilities contain financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the loan facility includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of RMB50,000 or more when due or within any originally applicable grace period. The outstanding long-term loans mature in 2021. As of December 31, 2016 and 2017, the Company was in compliance with these covenants.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

vi)             In December 2016, a subsidiary of the Company entered into a facility agreement with third party banks for a total amount of RMB310,000. As of December 31, 2016, the outstanding loans under such facility were RMB106,510 (consisting of a short term working capital loan of RMB537 with an effective interest rate of 5.66% per annum and long-term loans of RMB105,973 (net of debt issuance costs) with an effective interest rate of 6.32% per annum) which mature in 2021. The outstanding loans under such facilities were secured by accounts receivable, property and equipment and prepaid land use right with a carrying value of RMB2,466, RMB138,941 and RMB14,500, as of December 31, 2016, respectively. In 2017, the Company fully repaid the outstanding loans.

vii)          As of December 31, 2016, secured long-term loans and borrowings amounted to RMB9,500 with effective interest rate of 5.39% per annum were secured by property and equipment with carrying amount of RMB23,376 and guaranteed by William Wei Huang, Director and CEO of the Company. The Company fully repaid the loans in 2017.

viii)       In March 2017, two subsidiaries of the Company entered into a loan facility agreement with third party banks for a total amount of US$45,000. As of December 31, 2017, the outstanding loans under such agreement were RMB288,872 (net of debt issuance costs) with an effective interest rate of 6.48% per annum. The facility, as amended, mature in April 2020. The loans are required to be repaid in full prior to the maturity date in the event of (a) condition (i), (ii), (iii) and (v) of the Early Repayment Events, or (b) the borrowing subsidiaries cease to, directly or indirectly, own or control 100% of the equity interests of two subsidiaries of the Company. The loan facilities contain financial covenants that limit certain financial ratios, such as the debt to equity ratio, during the relevant period, as defined in the facilities. As of December 31, 2017, the Company was in compliance with these covenants.

ix)             In June 2017, a subsidiary of the Company entered into a project loan facility agreement with a third party bank for a total amount of RMB644,000. As of December 31, 2017, the outstanding loans under such facility were RMB456,706 (net of debt issuance costs), consisting of a short-term working capital loan of RMB22,473 with an effective interest rate of 6.30% per annum and long-term loans of RMB434,233 (net of debt issuance costs) with an effective interest rate of 6.82% per annum. The outstanding long-term loans mature in 2022. The loans were secured by accounts receivable and property and equipment with a carrying amount of RMB14,831 and RMB94,390 as of December 31, 2017, respectively. The loans are required to be repaid in full prior to the maturity date in the event (a) condition (i), (iii) and (v) of the Early Repayment Events, (b) STT GDC ceases to own and control, directly or indirectly, at least 25% of the equity interests of the Company or have the power to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the Company’s board of directors (or similar governing body), or ceases to be the single largest shareholder of the Company, (c) the Company ceases to, directly or indirectly, own 100% of the equity interests of GDS Management Company and have the power to control GDS Management Company, (d) GDS Management Company ceases to, directly or indirectly, have the power to control GDS Beijing, (e) GDS Beijing ceases to, directly or indirectly, own 100% of the equity interests of and have the power to control a subsidiary of the Company, or (f) GDS Beijing fails to renew its internet data center (“IDC”) license or the authorization by GDS Beijing to a subsidiary of the Company to operate the business in relation to the related data center pursuant to its IDC license on or before the date of its expiry date. The loan facility contains financial covenants that limit certain financial ratios, including debt service coverage ratio, gross leverage ratio, debt to equity ratio and capital expenditure, as defined in the facility agreement. In addition, the loan includes a cross default if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness of any Obligor Party or any other member of the Company is more than RMB50,000. As of December 31, 2017, the Company was in compliance with these covenants.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

x)                In September 2017, two subsidiaries of the Company entered into a five-year facility agreement with third party banks for a total amount of RMB570,000 for repayment of borrower’s outstanding loans and financing borrower’s data center located in Beijing. As of December 31, 2017, the outstanding loans under such facility were RMB511,017 (net of debt issuance costs), consisting of a short-term working capital loan of RMB20,000 with an effective interest rate of 5.66%-6.30% per annum and long-term loans of RMB491,017 (net of debt issuance costs) with an effective interest rate of 6.26%-7.13% per annum. The outstanding long-term loans mature in 2022. The loans were secured by accounts receivable and property and equipment with a carrying amount of RMB17,649 and RMB248,377 as of December 31, 2017, respectively. The loans are required to be repaid in full prior to the maturity date in the event (a) condition (i), (iii) and (v) of the Early Repayment Events, (b) STT GDC ceases to own and control, directly or indirectly, at least 25% of the equity interests of the Company or have the power to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the Company’s board of directors (or similar governing body), or ceases to be the single largest shareholder of the Company, (c) the Company ceases to, directly or indirectly, own 100% of the equity interests of GDS Management Company and have the power to control GDS Management Company, (d) GDS Management Company ceases to, directly or indirectly, be the beneficial owner of 100% of equity interests of GDS Beijing and GDS Suzhou and have the power to control GDS Beijing and GDS Suzhou, (e) GDS Beijing ceases to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of GDS Suzhou and have the power to control GDS Suzhou, (f) Beijing Hengpu’an Data Technology Development Co., Ltd. (“BJ Hengpu’an”) ceases to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of BJ Hengchang and have the power to control Beijing Hengchang Data Science & Technology Development Co., Ltd., or (g) GDS Beijing fails to renew its IDC license or the authorization by GDS Beijing to GDS Suzhou to operate the business in relation to the related data centers pursuant to its IDC license on or before the date of its expiry date. The loan facility contains financial covenants that limit certain financial ratios, including debt service coverage ratio, gross leverage ratio, debt to equity ratio and capital expenditure, as defined in the facility agreement. In addition, the loan facility includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of RMB50,000 or more when due or within any originally applicable grace period. As of December 31, 2017, the Company was in compliance with these covenants.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

xi)             In October 2017, a subsidiary of the Company entered into a 42-month facility agreement with a third-party bank for a total amount of US$25,000. As of December 31, 2017, the outstanding loan under such facility was RMB159,941 (net of debt issuance costs), which was a long-term loan with an effective interest rate of 6.87% per annum. The outstanding long-term loan matures in 2021. The loan was secured by accounts receivable with a carrying amount of RMB3,015 as of December 31, 2017. The loan is required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 25% of the Company’s equity interests or have the power to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the Company’s board of directors (or similar governing body), or ceases to be the Company’s single largest shareholder, (iii) the Company cease to, directly or indirectly, own 100% of the equity interests of and have the power to control the target group in Guangzhou 2 Acquisition, (iv) William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing or GDS Suzhou and have the power to control GDS Beijing or GDS Suzhou, (v) the Guangzhou 2 Acquisition does not occur by the long-stop date or the relevant transaction documents are terminated or rescinded or purported to be rescinded or repudiated or purported to be repudiated in whole or in part by any party thereof, or (vi) the IDC license of GDS Beijing or the borrowing subsidiary is cancelled prior to its expiry date. The loan facilities contain financial covenants that limit the debt service cover ratio during the relevant period, as defined in the facilities. In addition, the facility agreement includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of US$4,500 or more when due or within any originally applicable grace period. As of December 31, 2017, the Company was in compliance with these covenants.

xii)          In November 2017, a subsidiary of the Company entered into a 5-year facility agreement with a third-party bank for a total amount of RMB180,000. As of December 31, 2017, the outstanding loans under such facility were RMB169,984 (net of debt issuance costs), consisting of a short-term working capital loan of RMB15,782 with an effective interest rate of 5.66% per annum and a long-term loan of RMB154,202 (net of debt issuance costs) with an effective interest rate of 6.92% per annum. The outstanding long-term loans mature in 2022. The loans were secured by accounts receivable and property and equipment with a carrying amount of RMB27,003 and RMB183,929 as of December 31, 2017, respectively. The loan is required to be repaid in full prior to the maturity date in the event (a) condition (i), (iii) and (v) of the Early Repayment Events, (b) STT GDC ceases to own and control, directly or indirectly, at least 25% of the Company’s equity interests or have the power to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the Company’s board of directors (or similar governing body), or ceases to be the Company’s single largest shareholder, (c) the Company ceases to, directly or indirectly, own 100% of the equity interests of and have the power to control GDS Management Company, GDS Suzhou or GDS Beijing, or (d) GDS Beijing or the borrowing subsidiary fails to renew its IDC License on or before the date of its expiry date. The loan facilities contain financial covenants that limit certain financial ratios, such as the debt service coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the facility agreement includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of RMB50,000 or more when due or within any originally applicable grace period. As of December 31, 2017, the Company was in compliance with these covenants.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

xiii)       In November 2017, a subsidiary of the Company entered into a 6-year facility agreement with a third-party bank for a total amount of RMB428,000 for replacement of existing loans. As of December 31, 2017, the outstanding loans under such facility were RMB402,057 (net of debt issuance costs), which were long-term loans with an effective interest rate of 6.38% per annum. The outstanding long-term loans mature in 2023.

xiv)      In November 2017, a subsidiary of the Company entered into a financing arrangement with a third-party financer, which was amended in December 2017. Under such arrangement, the subsidiary assigned certain existing and future receivables as security in exchange for a cash payment of RMB200,000, which had not been received as of December 31, 2017. The subsidiary is obligated to repay RMB 200,000 together with an effective interest rate of 9.70% per annum within 5 years.

xv)         In December 2017, a subsidiary of the Company entered into a 7-year facility agreement with a third-party bank for a total amount of RMB1,010,000 for the purpose of (i) replacing an existing term loan facility agreement entered into in December 2016 and (ii) financing the subsidiaries’ data center projects and working capital requirements. As of December 31, 2017, the outstanding loan under such facility was RMB309,708 (net of debt issuance costs), which was a long-term loan mature in 2024. As of December 31, 2017, the effective interest rate of the outstanding loan was 7.35% per annum. The Company is required to pay issuance cost of  RMB35,540.  The loans are secured by accounts receivable with a carrying amount of RMB1,377 as of December 31, 2017.

xvi)      In December 2017, a subsidiary of the Company entered into a 10-year facility agreement with a third-party bank for a total amount of RMB100,000. As of December 31, 2017, the outstanding loan under such facility was RMB52,472 (net of debt issuance costs), which was a long-term loan with an effective interest rate of 6.69% per annum. The outstanding long-term loan matures in 2027.

As of December 31, 2017, the particulars of unsecured long-term loans and borrowings are as follows:

i)                    In March 2017, a subsidiary of the Company entered into an agreement with a third party bank for a total amount of RMB9,000. As of December 31, 2017, the outstanding loan was RMB7,250, which is a long-term working capital loan with an effective interest rate of 5.70% per annum and matures in 2019.

ii)                 In October 2017, a subsidiary of the Company entered into two facility agreements with third-party banks for a total amount of RMB100,000 and RMB10,000, respectively. As of December 31, 2017, the outstanding loans under such facilities were RMB100,000 and RMB10,000 with an effective interest rate of 5.23% and 7.00%, respectively. The loans mature in October 2019.

iii)              In December 2017, a subsidiary of the Company entered into a facility agreement with a third-party bank for a total amount of RMB50,000. As of December 31, 2017, the outstanding loan under such facility was RMB50,000. The loan bears an effective interest rate of 5.87% and matures in June 2019.

As of December 31, 2017, the Company had total working capital and project financing credit facilities of RMB5,371,555 from various banks, of which the unused amount was RMB986,911. As of December 31, 2017, the Company had drawn down RMB4,384,644, of which RMB462,946 was recorded in short-term loans and borrowings and RMB3,787,303 (net of debt issuance costs of RMB134,395) was recorded in long-term loans and borrowings, respectively. Drawdowns from the credit facility are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

11   CONVERTIBLE BONDS PAYABLE

Convertible Bonds due December 30, 2019 issued by the Company (“Convertible Bonds due 2019”)

On December 30, 2015, the Company entered into a subscription agreement with two investors (referred to as “PA investor” and STT GDC Pte. Ltd. or “STT GDC”) for Convertible Bonds due 2019 in an aggregate principal amount of US$250,000 in four tranches. On December 30, 2015 and January 29, 2016, the Company received the first tranche of US$100,000 (RMB648,950) from PA investor and the second tranche of US$50,000 (RMB324,475) from STT GDC, respectively. The subscription for the remaining third and fourth tranches of the Convertible Bonds due 2019 in the aggregate principal amount of US$100,000 (RMB648,950) expired on September 30, 2016. The Company pledged 100% of the equity interests in a subsidiary to the investors.

The key terms of the Convertible Bonds due 2019 are summarized as follows:

Maturity Date

•      December 30, 2019

Interest

•                  A simple rate of 5% per annum on the outstanding principal amount, payable by the Company semi-annually (the “Cash Interest”).

•                  In the event that the bond holder has redeemed or converted part or whole of the principal amount, the bond holder shall be entitled to additional interest with a simple rate of 5% per annum (the “Accrued Interest”), payable in cash on the Maturity Date in the case of redemption or by issuance of ordinary shares of the Company at the Conversion Price on the Conversion Date in the case of conversion.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Conversion of the Convertible Bonds due 2019

•                  If the Company completes a QIPO, the bond holder, at any time between the date of completion of such QIPO (the “QIPO Completion Date”) and the Maturity Date (the “Conversion Period”), have the right to convert up to 100% of the principal amount of the bond (in multiples of US$10,000), together with the Accrued Interest thereon, into ordinary shares of the Company. The conversion price shall be US$1.675262 subject to adjustments for situations such as share dividend, share split, consolidation, recapitalization, exchange or substitution of ordinary shares at any time or from time to time. The Company determined that there was no embedded beneficial conversion feature (“BCF”) attributable to Convertible Bonds due 2019 at the commitment date because the initial conversion price of Convertible Bonds due 2019 was greater than the estimated fair value of the Company’s ordinary shares as of December 30, 2015. The estimated fair value of the underlying ordinary shares on December 30, 2015 was determined by management with the assistance of an independent valuation firm. The valuation used an income approach, which requires the estimation of future cash flows and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

•                  The Company determined that the embedded conversion option of the Convertible Bonds due 2019 was not required to be accounted for as an embedded derivative for periods prior to the Company’s IPO, as the underlying ordinary shares were not publicly traded or otherwise readily convertible into cash. Upon the listing of the Company’s ordinary shares on November 2, 2016, the embedded conversion option has been accounted for separately as an embedded derivative with changes in its fair value recognized through the consolidated statement of operations.  With the assistance of an independent appraiser, the Company determined that the fair value of the embedded conversion feature as a derivative liability was immaterial as of November 2, 2016 and December 31, 2016. Accordingly, no gain or loss was recognized in respect of the change in the fair value of such derivative liability for the year ended December 31, 2016.

•                  If the Company completes a QIPO and the closing price of its shares is at or above 125% of the conversion price (i.e. 25% premium to the conversion price) for a period of at least ten consecutive trading days, the Company may, at its unilateral option, notify the bondholder that the bond then outstanding will be mandatorily converted at the end of the notice period in accordance with the terms and conditions of the bond.

Redemption on maturity

•                  Unless previously converted or purchased and cancelled in the circumstances, the bond will be redeemed on December 30, 2019 at its principal amount, plus Accrued Interest thereon.

In November 2017, the bond holders of the Convertible Bonds due 2019, exercised the right to convert 100% of the principal amount of the bonds, together with the Accrued Interest thereon into 97,870,263 newly issued Class A ordinary shares at the conversion price of $1.675262 pursuant to the terms of the bonds. Concurrent with the conversion, the accrued but unpaid Cash Interest was relinquished. The difference between par value of the shares issued of RMB32 and the carrying value of the convertible bonds, Accrued Interest and unpaid Cash Interest of RMB1,106,195 were recorded as additional paid-in capital upon conversion.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

12   ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2016	2017

Accrued interest expenses	67,324	21,114
Accrued debt issuance costs	—	34,194
Income tax payable (note 20)	15,265	20,122
Consideration payables for acquisitions (note 8)	25,900	159,489
Other accrued expenses	71,924	101,275
Other payables	27,537	32,430
	207,950	368,624

Other payables represent amounts due to service providers for various services received by the Company.

13   LEASE

Capital lease and other financing obligations

The Company’s capital lease and other financing obligations are summarized as follows:

	December 31, 2016			December 31, 2017
	Capital lease obligations	Other financing obligations	Total	Capital lease obligations	Other financing obligations	Total
Within 1 year	71,300	22,044	93,344	212,780	45,007	257,787
After 1 year but within 2 years	85,783	38,443	124,226	220,293	63,151	283,444
After 2 years but within 3 years	92,677	39,548	132,225	316,475	75,685	392,160
After 3 years but within 4 years	193,202	41,586	234,788	144,052	76,678	220,730
After 4 years but within 5 years	71,501	42,287	113,788	141,910	80,832	222,742
After 5 years	716,089	725,178	1,441,267	1,900,744	1,469,318	3,370,062
Total	1,230,552	909,086	2,139,638	2,936,254	1,810,671	4,746,925

Less total future interest	(552,060)	(450,670)	(1,002,730)	(1,209,120)	(905,590)	(2,114,710)
Less: estimated building costs	—	(25,356)	(25,356)	—	(231,228)	(231,228)
Present value of lease and other financing obligations	678,492	433,060	1,111,552	1,727,134	673,853	2,400,987
Including:
Current portion			88,593			97,943
Non-current portion			1,022,959			2,303,044

The Company’s capital and build-to-suit leases expire at various dates ranging from 2020 to 2037. The weighted average effective interest rate of the Company’s capital and build-to-suit leases was 8.04% and 7.28% as of December 31, 2016 and 2017, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The Company recognized the capital lease and other financing obligations assumed in the business combination at the acquisition-date fair value. In addition, the Company entered into the following capital lease arrangements during the year ended December 31, 2017:

Beijing 2 Lease

In August 2017, the Company entered into an amendment agreement in respect of an existing lease of a building in Beijing, China, from a third-party lessor (the “Beijing 2 Lease”). Beijing 2 Lease was originally classified as an operating lease. As a result of the lease modification, the revised agreement was considered as a new lease pursuant to ASC 840-10-25 and was classified as a capital lease as the present value of minimum lease payments excessed 90% of the fair value of the leased assets. Accordingly, the Company recorded capital lease assets and capital lease obligations at an amount equal to the present value of the remaining minimum lease payments of RMB157,000.

Shanghai 5 Lease

In April 2017, the Company entered into a lease agreement for an existing building in Shanghai, China from a third party lessor (the “Shanghai 5 Lease”). Shanghai 5 Lease has a lease term of 20 years and 3 months from July 2017 to September 2037. The Company determined that the lease is a capital lease as the present value of the minimum lease payments exceeded 90% of the fair value of the leased property at the inception of the lease.

Shanghai 8 Lease

In November 2017, the Company entered into a lease agreement for an existing building in Shanghai, China from a third party lessor (the “Shanghai 8 Lease”). Shanghai 8 Lease has a lease term of 20 years from November 2017 to November 2037. The Company determined that the lease is a capital lease as the present value of the minimum lease payments exceeded 90% of the fair value of the leased property at the inception of the lease.

Accordingly, on the lease commencement date, the Company recorded capital lease assets and capital lease obligations at an amount equal to the present value of the minimum lease payments in the aggregate amount of RMB262,206 for Shanghai 5 Lease and Shanghai 8 Lease.

Hebei Equipment Lease

In November 2017, the Company entered into a lease agreement with a third party lessor in respect of certain data center equipment (the “Hebei Equipment Lease”). Hebei Equipment Lease has a lease term of 3 years from November 2017 to November 2020. The Company determined that the lease is a capital lease as the present value of the minimum lease payments exceeded 90% of the fair value of the leased equipment at the inception of the lease. Accordingly, on the lease commencement date, the Company recorded capital lease assets and capital lease obligations at an amount equal to the present value of the minimum lease payments of RMB177,922.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Build-to-suit leases

Shanghai 6 Lease and Shanghai 7 Lease

In October 2017, the Company entered into a lease agreement with a third party developer-lessor for the development, construction and the lease (build-to-suit lease) of two brand new buildings (the “Shanghai 6 Lease” and “Shanghai 7 Lease”) in Shanghai, China. The Company paid a deposit for the two leases to the developer-lessor. Both the Shanghai 6 Lease and Shanghai 7 Lease have a lease term of 20 years commencing upon the delivery of the respective completed building to the Company. The two buildings will be constructed based on the Company’s specifications and will not include any interior elements, such as electrical wiring, interior walls, ventilation and air conditioning systems, flooring or normal tenant improvements. That is, the developer-lessor will hand over two cold-shell buildings to the Company upon completion of construction. Upon the delivery of the cold-shell buildings, the Company will convert the two buildings into data centers. No rent is paid by the Company during the construction of the two buildings. All project hard costs are to be paid by the developer-lessor, including site preparation and construction costs. In the event of termination of the lease agreements during the lease term, the Company is obligated to pay 50% of the remaining minimum lease payments. In addition, if the Company terminates the agreements before the construction of the buildings are completed, the Company is obligated to reimburse the developer-lessor for costs incurred during the construction period, including but not limited to project application costs, project design fees, ground preparation and levelling costs.

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

Operating leases

The Company leases data centers, offices and other equipment that are classified as operating leases. The majority of the Company’s operating leases expire at various dates though 2037.

Future minimum operating lease payments as of December 31, 2017 are summarized as follow:

Twelve-months ending December 31,
2018	135,599
2019	101,152
2020	88,587
2021	48,939
2022	48,723
Thereafter	337,355
Total	760,355

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Rental expenses were approximately RMB131,875, RMB124,712 and RMB155,148 for the years ended December 31, 2015, 2016 and 2017, respectively. The Company did not sublease any of its operating leases for the periods presented.

14   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of December 31, 2016	As of December 31, 2017

Consideration payable for an acquisition (Note 8)	—	120,881
Payables for purchase of property and equipment	37,126	195,749
Accrued interests	51,112	—
Deferred government grants	14,051	16,789
Others	9,417	25,479
Total	111,706	358,898

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

15   REDEEMABLE PREFERRED SHARES

	Series A		Series A*		Series B		Series B1		Series B2		Series B4		Series B5		Series C		Total
	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000
Balance at January 1, 2015	29,635,045	97,274	6,916,645	39,575	2,576,483	15,080	11,527,742	80,148	10,435,639	67,419	14,076,620	87,477	35,393,262	229,683	238,526,241	1,547,383	349,087,677	2,164,039
Changes in redemption value	—	4,029	—	—	—	754	—	—	—	—	—	—	—	13,715	—	92,428	—	110,926
Foreign exchange impact	—	6,125	—	—	—	955	—	—	—	—	—	—	—	14,640	—	98,629	—	120,349
Balance at December 31, 2015 and January 1, 2016	29,635,045	107,428	6,916,645	39,575	2,576,483	16,789	11,527,742	80,148	10,435,639	67,419	14,076,620	87,477	35,393,262	258,038	238,526,241	1,738,440	349,087,677	2,395,314
Changes in redemption value	—	(39,098)	—	—	—	(3,921)	—	—	—	—	—	—	—	(21,016)	—	(141,635)	—	(205,670)
Conversion to ordinary shares	(29,635,045)	(72,965)	(6,916,645)	(43,564)	(2,576,483)	(13,600)	(11,527,742)	(88,221)	(10,435,639)	(74,209)	(14,076,620)	(96,287)	(35,393,262)	(248,455)	(238,526,241)	(1,673,831)	(349,087,677)	(2,311,132)
Foreign exchange impact	—	4,635	—	3,989	—	732	—	8,073	—	6,790	—	8,810	—	11,433	—	77,026	—	121,488
Balance at December 31, 2016	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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

In June 2014, the Company issued 88,352,558 ordinary shares, 14,149,705 Series A* Shares, 33,959,293 Series B1 Shares, 25,618,413 Series B2 Shares, 14,045,432 Series B3 Shares and 23,037,763 Series B4 Shares in connection with the acquisition of EDC Holding Limited (“EDC Holding”). Series B1, B2, B3, B4 Shares are collectively referred to as Series B* Shares.

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

16          FAIR VALUE MEASUREMENT

As of December 31, 2016 and 2017, there was no asset or liability that was measured at fair value on a recurring basis in periods subsequent to their initial recognition.

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

In June 2014, the Company issued 88,352,558 ordinary shares with a fair value of RMB472,945 to the shareholders of EDC Holding as part of the consideration to acquire EDC Holding.

In August 2014, the holder of the Bonds due 2015 exchanged principal amount of US$27,860 (RMB171,431) for 38,397,655 ordinary shares.

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

In October 2017, the Company issued 64,257,028 Class A ordinary shares to CyrusOne Inc., a third party investor, at the price of $1.55625 per share.

In November 2017, the bond holders of the Convertible Bonds due 2019, exercised the right to convert 100% of the principal amount of the bonds, together with the Accrued Interest thereon into 97,870,263 newly issued Class A ordinary shares at the conversion price of $1.675262 pursuant to the terms of the bonds (note 11).

As of December 31, 2017, the Company’s outstanding share capital consisted of 873,679,343 Class A ordinary shares and 67,590,336 Class B ordinary shares.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The Company adopted the 2016 Equity Incentive Plan (“the 2016 Plan”) in August 2016 for the granting of share options, stock appreciation rights and other stock-based award (collectively referred to as the “Awards”) to key employees and directors. The maximum aggregate number of shares, which may be subject to Awards under the Plan, is 56,707,560.

Options to directors, officers and employees

On May 1, 2016, the Company granted 11,084,840 share options to employees, officers and directors. These share options were fully vested upon the date of grant for past services and had an exercise price of US$0.7792 (RMB5.0328) per option. The options have a contractual term of five years.

Options to non-employee consultants

In January 2015, the Company granted 1,000,000 share options to an external consultant at an exercise price of US$0.7792 (RMB4.8) per option. The options vest every six months in six equal instalments for future ongoing services. The options have a contractual term of five years. As of December 31, 2016 and 2017, 333,334 and nil forfeitable and unvested non-employee options remained unvested, respectively.

A summary of the option activity is as follows:

			Weighted
			average
		Weighted	grant-date
	Number	average	fair value
	of options	exercise price	per option
		(RMB)	(RMB)
Options outstanding at January 1, 2015	17,463,207
Granted	519,271	4.8	1.9
Forfeited	(788,944)	4.8	1.9
Options outstanding at December 31, 2015	17,193,534	4.8	1.9

Granted	11,551,507	5.2	4.9
Forfeited	(155,259)	4.8	1.9
Options outstanding at December 31, 2016	28,589,782	5.2	3.2

Granted	333,334	5.2	10.6
Exercised	(816,880)	5.3	1.9
Forfeited	(19,000)	5.3	1.9
Options outstanding at December 31, 2017	28,087,236	5.1	3.2

Options vested and expect to vest at December 31, 2017	28,087,236	5.1	3.2

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The following table summarizes information with respect to stock options outstanding and stock options exercisable as of December 31, 2017:

Weighted
		average	Weighted
	Number	remaining	average
	of shares	contractual life	exercise price
		(years)	(RMB)
Options outstanding and exercisable	28,087,236	2.2	5.1

As of December 31, 2016 and 2017, 600,000 and 266,666 forfeitable and unvested non-employee options, respectively, were treated as unissued for accounting purposes and were not included in the table above. As of December 31, 2016 and 2017, there were no unvested employee stock options.

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following assumptions used.

Grant date:	January 2015	May 2016
Risk-free rate of return	2.27%	1.98%
Volatility	29.80%	28.50%
Expected dividend yield	—	—
Exercise multiple	2.20	2.20
Fair value of underlying ordinary share	US$0.90	US$1.51
	(RMB 5.5)	(RMB 9.8)
Expected term	5 years	5 years

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

In May, August and November 2017, the Company issued a total of 502,000 fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB4,462. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

Restricted shares to directors, officers and employees

In December 2016 and July 2017, the Company granted non-vested restricted shares of 12,910,080 and 13,475,060, respectively, to employees, officers and directors. The restricted share awards contained service and market conditions, or service and performance condition, which are tied to the financial performance of the Company. For restricted shares granted, the value of the restricted shares is determined on the fair value of the acquisition date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service condition attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

A summary of the restricted share activity is as follows:

	Number of Shares	Weighted average grant- date fair value per share (RMB)

Unvested at January 1, 2016	—
Granted	13,787,480	6.1
Vested	(877,400)	8.6
Forfeited	—	—

Unvested at December 31, 2016	12,910,080	6.0
Granted	13,977,060	5.2
Vested	(2,123,120)	8.5
Forfeited	(238,400)	6.8

Unvested at December 31, 2017	24,525,620	5.3

The Company recognized share-based compensation expenses of RMB4,697 and RMB56,237 for the years ended December 31, 2016 and 2017, respectively, for the restricted share awards. As of December 31, 2017, total unrecognized compensation expense relating to the unvested shares was RMB81,306. The expense is expected to be recognized over a weighted average period of 1.88 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2016 and 2017.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	December 2016	July 2017
Risk-free rate of return	0.68 - 1.65%	1.29 - 1.63%
Volatility	22.35 - 24.80%	20.43 - 21.48%
Expected dividend yield	—	—
Share price at grant date	US$1.24	US$1.191
	(RMB8.6)	(RMB8.0)
Expected term	1 - 5 years	2 - 4 years

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

A summary of share-based compensation expenses for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Years ended December 31,
	2015	2016	2017

Costs of revenue	484	2,114	9,941
Selling and marketing expenses	325	6,590	18,390
General and administrative expenses	3,252	55,409	30,866
Research and development expenses	—	52	646
Total share-based compensation expenses	4,061	64,165	59,843

19          REVENUE

Net revenue consisted of the following:

	Years ended December 31,
	2015	2016	2017

Service revenue	653,591	1,003,015	1,591,860
Equipment sales	50,045	52,945	24,306
	703,636	1,055,960	1,616,166

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

The Company’s Hong Kong entities are subject to the Hong Kong Profits Tax rate of 16.5%.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Years ended December 31,
	2015	2016	2017
Loss before income taxes:
PRC	94,190	144,158	130,961
Other jurisdictions	16,377	140,569	202,015
Total loss before income taxes	110,567	284,727	332,976

Current tax expenses:
PRC	(1,650)	311	5,546
Other jurisdictions	256	1,998	—
Total current tax (benefits) expenses	(1,394)	2,309	5,546

Deferred tax benefits:
PRC	(10,589)	(10,935)	(11,683)
Other jurisdictions	—	311	61
Total deferred tax benefits	(10,589)	(10,624)	(11,622)

Total income taxes benefits	(11,983)	(8,315)	(6,076)

The actual income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC statutory income tax rate to loss before income taxes due to the following:

	Years ended December 31,
	2015	2016	2017

PRC enterprise income tax rate	25.0%	25.0%	25.0%
Non-PRC entities not subject to income tax	(3.8)%	(13.7)%	(14.8)%
Tax differential for entities in non-PRC jurisdiction	0.0%	0.5%	(0.8)%
Tax effect of permanent differences	(0.6)%	(0.3)%	0.0%
Change in valuation allowance	(9.4)%	(8.4)%	(7.8)%
Return to provision adjustment	(0.4)%	(0.2)%	0.2%
	10.8%	2.9%	1.8%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2016	2017
Deferred tax assets:
Government subsidy	3,763	4,197
Accrued expenses	23,324	14,024
Asset retirement obligation	2,377	4,412
Net operating loss carry forwards	141,749	170,267
Total gross deferred tax assets	171,213	192,900
Valuation allowance on deferred tax assets	(134,935)	(152,241)
Deferred tax assets, net of valuation allowance	36,278	40,659

Deferred tax liabilities:
Property and equipment	(36,644)	(52,417)
Intangible assets	(22,914)	(82,305)
Prepaid land use rights	(1,733)	(1,693)
Obligation under capital lease and other financing obligations	(15,641)	(14,216)
Total deferred tax liabilities	(76,932)	(150,631)

Net deferred tax liabilities	(40,654)	(109,972)

Analysis as:
Deferred tax assets	12,626	14,305
Deferred tax liabilities	(53,280)	(124,277)
Net deferred tax liabilities	(40,654)	(109,972)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	Years ended December 31,
	2015	2016	2017

Balance at the beginning of the year	116,403	118,952	134,935
Increase during the year	2,549	15,983	17,306
Balance at the end of the year	118,952	134,935	152,241

Management believes it is more likely than not that the deferred tax asset, net of the valuation allowance as of December 31, 2017, will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. As of December 31, 2017, the valuation allowance of RMB152,241 was related to the deferred income tax asset of certain subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB652,043 as of December 31, 2017, of which RMB193,880, RMB60,137, RMB113,187, RMB76,752 and RMB208,087 will expire if unused by December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The CIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2016 and 2017, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC.

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

These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted portion amounted to RMB1,975,175 and RMB2,495,075 as of December 31, 2016 and 2017, respectively, including non-distributable general reserve fund of nil and RMB214 as of December 31, 2016 and 2017, respectively. The parent company financial information of GDS Holdings is disclosed in note 27.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

22      LOSS PER ORDINARY SHARE

The computation of basic and diluted loss per share is as follows:

	Years ended December 31,
	2015	2016	2017

Net loss	98,584	276,412	326,900

Change in redemption value of redeemable preferred shares (i)	110,926	(205,670)	—
(Cumulative) Dividend on preferred shares (ii)	7,127	332,660	—
Net loss attributable to ordinary shareholders	216,637	403,402	326,900

Weighted average number of ordinary shares outstanding-basic and diluted (iii)	217,987,922	299,093,937	784,566,371

Loss per ordinary share - basic and diluted	(0.99)	(1.35)	(0.42)

Note (i):                         The amount of change in redemption value of redeemable preferred shares for the year ended December 31, 2016 represents the net effect of the accretion to redemption value through the date of automatic conversion into ordinary shares of RMB97,274 and the reduction related to the preference dividends (note 15) declared in respect of those redeemable preferred shares of RMB302,944 for which accretion to redemption was previously recorded.

Note (ii):                      For the year ended December 31, 2015, the amounts represent undeclared dividends on redeemable preferred shares that are cumulative and not included in the carrying amount of the redeemable preferred shares. For the year ended December 31, 2016, the amount represented the preference dividend declared and paid of RMB343,296 (note 15) upon the IPO less the cumulative dividend on preferred shares amounting to RMB7,127 for the year ended December 31, 2015.

Note (iii):                   During the year ended December 31, 2017, the Company issued 20,000,000 ordinary shares to its share depository bank which have been and will continue to be used to settle stock option and restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

The following securities were excluded from the computation of diluted loss per share as inclusion would have been anti-dilutive.

	Years ended December 31,
	2015	2016	2017

Share options/restricted shares	17,193,534	41,499,862	52,612,856
Convertible bonds payable	59,692,156	93,977,837	—
Redeemable preferred shares	349,087,677	—	—
Total	425,973,367	135,477,699	52,612,856

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

24      MAJOR CUSTOMERS

During the year ended December 31, 2015, the Company had one customer, which generated over 10% of the Company’s total revenues or RMB141,711. During the year ended December 31, 2016, the Company had two customers, which generated over 10% of the Company’s total revenues or RMB169,052 and RMB153,863, respectively. During the year ended December 31, 2017, the Company had three customers, which generated over 10% of the Company’s total revenues or RMB318,359, RMB166,384 and RMB163,719, respectively.

25      COMMITMENTS

(a)            Capital commitments

Capital commitments outstanding at December 31, 2016 and 2017 not provided for in the financial statements were as follows:

	As of December 31, 2016	As of December 31, 2017

Contracted for	510,999	1,065,551

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

In 2015, 2016 and 2017, the related parties of the Company are as follows:

Name of party	Relationship

William Wei Huang (Mr. Huang)	Director and CEO of the Company
STT GDC	Principal ordinary shareholder of the Company
Global Data Solutions Ltd.	Principal ordinary shareholder of the Company
SBCVC Holdings Limited (“SBCVC”)	Principal ordinary shareholder of the Company

(a)                          Major transactions with related parties

		Years ended December 31,
		2015	2016	2017

Preference dividends
STT GDC	(i)	—	223,225	—
SBCVC		—	109,665	—
Other non-principal preferred shareholders		—	10,406	—
		—	343,296	—

Loan from a related party	(ii)	64,936	—	—

Repayment of a related party loan	(ii)	—	65,474	—

Convertible bonds from a related party	(ii)	—	327,580	—

Conversion of convertible bonds from a related party	(ii)	—	—	366,958

Interest expenses
STT GDC	(ii)	2,579	32,245	30,078

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

(b)                          Balances with related parties

As of December 31, 2016 and 2017, the Company did not have any significant balances with related parties.

Note (i):          Upon completion of the IPO on November 7, 2016, the Company paid the preference dividend in an aggregate amount of US$50,812 (RMB343,296), of which US$11,449 (RMB76,502) was paid in cash and US$39,363 (RMB266,794) was paid by issuing an aggregate 31,490,164 ordinary shares to the holders of the preferred shares based on the initial public offering price of US$10.00 per ADS, or US$1.25 per ordinary share.

Note (ii):       During the year ended December 31, 2015, the Company borrowed a loan of US$10,000 (RMB64,936) from STT GDC. The interest expenses on the loan amounted to US$397(RMB2,579).

On January 29, 2016, the Company received the second tranche of US$50,000 (RMB327,580) from STT GDC for subscription of Convertible Bonds due 2019, of which US$10,000 (RMB65,474) was used to settle the outstanding short-term loan of US$10,000 (RMB65,474).

During the years ended December 31, 2016 and 2017, the related interest expense arising from the Convertible Bonds due 2019 subscribed by STT GDC amounted to RMB32,245 and RMB30,078, respectively.

In November 2017, the Convertible Bonds due 2019 and the Accrued Interest thereon due to STT GDC were fully converted into 32,540,515 newly issued Class A ordinary shares at the conversion price of $1.675262. In addition, upon conversion, the accrued but unpaid Cash Interest due to STT GDC of RMB4,991 was relinquished.

27      PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. As of December 31, 2017, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Condensed Balance Sheets

	As of December 31,
	2016	2017
Assets

Current assets
Cash	1,030,627	999,194
Prepaid expenses	1,011	6,295
Total current assets	1,031,638	1,005,489
Investment and loans to subsidiaries	3,054,835	3,477,331
Other non-current assets	15,856	14,936
Total assets	4,102,329	4,497,756

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	—	3,597
Accrued expenses and other payables	23,266	9,973
Due to subsidiaries	927	843
Total current liabilities	24,193	14,413

Convertible bonds payable	1,040,550	—
Other long-term liabilities	51,112	7,831
Total liabilities	1,115,855	22,244

Shareholders’ equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 760,009,043 and 941,269,679 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	260	320
Additional paid-in capital	4,036,959	5,861,445
Accumulated other comprehensive loss	(192,080)	(200,688)
Accumulated deficit	(858,665)	(1,185,565)
Total shareholders’ equity	2,986,474	4,475,512
Commitments and contingencies

Total liabilities and shareholders’ equity	4,102,329	4,497,756

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Condensed Statements of Operations

	Years ended December 31,
	2015	2016	2017

Net revenue	—	—	—
Cost of revenue	—	(2,381)	(10,392)
Gross loss	—	(2,381)	(10,392)

Operating expenses
Selling and marketing expenses	(1,566)	(8,914)	(22,528)
General and administrative expenses	(14,665)	(82,794)	(59,500)
Research and development expenses	—	(52)	(646)
Loss from operations	(16,231)	(94,141)	(93,066)

Other income (expenses):
Interest income	—	16	3,901
Interest expenses	(3,297)	(97,603)	(90,408)
Equity in loss of subsidiaries	(79,056)	(84,952)	(147,340)
Others, net	—	268	13
Loss before income taxes	(98,584)	(276,412)	(326,900)

Income tax expenses	—	—	—
Net loss	(98,584)	(276,412)	(326,900)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2015	2016	2017

Net loss	(98,584)	(276,412)	(326,900)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(118,491)	(130,131)	(8,608)
Comprehensive loss	(217,075)	(406,543)	(335,508)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

	Years ended December 31,
	2015	2016	2017

Operating activities:
Net cash used in operating activities	(4,895)	(62,591)	(58,068)

Investing activities
Deposit paid for a potential acquisition	—	(15,000)	—
Increase of due from subsidiaries	(93,101)	(990,617)	(588,768)
Net cash used in investing activities	(93,101)	(1,005,617)	(588,768)

Financing activities:
Proceeds from exercise of stock options	—	—	3,377
Proceeds from issuance of convertible bonds	648,950	327,580	—
Repayment of bonds payable	(14,330)	—	—
Proceeds from a related party loan	64,936	—	—
Repayment of a related party loan	—	(65,474)	—
Net proceeds from issuance of ordinary shares	—	1,221,518	649,834
Payment of preferred shares dividends	—	(76,502)	—
Repurchase of redeemable preferred shares	(23,300)	—	—
Net cash provided by financing activities	676,256	1,407,122	653,211
Effect of exchange rate changes on cash	57,565	47,787	(37,808)

Net increase (decrease) in cash	635,825	386,701	(31,433)
Cash at beginning of year	8,101	643,926	1,030,627
Cash at end of year	643,926	1,030,627	999,194

Supplemental disclosures of cash flow information
Interest paid	3,463	45,495	33,920

Supplemental disclosures of non-cash investing and financing activities
Issuance of ordinary shares to settle preference dividend	—	266,794	—
Conversion of convertible bonds	—	—	1,106,227

28      SUBSEQUENT EVENTS

Issuance of ordinary shares

On January 26, 2018, the Company completed a public offering in which the Company offered and sold 8,000,000 ADSs (or 64,000,000 Class A ordinary shares), and SBCVC, one of the Company’s principal shareholders, sold 3,000,000 ADSs (or 24,000,000 Class A ordinary shares), at a price of US$26.00 per ADS. On January 29, 2018, the underwriters exercised their option to purchase from the Company and SBCVC additional 225,000 ADSs (or 1,800,000 Class A ordinary shares) and 1,425,000 ADSs (or 11,400,000 Class A ordinary shares), respectively. The Company raised a total of approximately US$213,850 in proceeds from this public offering, before deducting underwriting discounts and commissions and other issuance costs.