Form 20-F
period 2018-12-31
GDS Holdings Ltd
filed 2019-03-13
CIK 1526125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

939,479,307 Class A ordinary shares were outstanding as of December 31, 2018
67,590,336 Class B ordinary shares were outstanding as of December 31, 2018

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
FISCAL YEAR ENDED DECEMBER 31, 2018

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018.

Our ADSs are listed on the Nasdaq Global Market under the ticker symbol “GDS.”

PART I.

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. We derived the selected consolidated statement of operations data for the year ended December 31, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016, as set forth below, from our audited consolidated financial statements that are not included in this Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

On June 29, 2017, we consummated an acquisition of all the equity interests in a target group comprising two onshore entities (Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode, and Shenzhen Jinyao Science & Technology Co., Ltd., or Shenzhen Jinyao) and an offshore entity (RDTJ Limited or RDTJ, which has an onshore subsidiary, Guangzhou Shi Wan Guo Yun Lan Data Technology Co., Ltd., or Guangzhou Yunlan) from third parties for an aggregate contingent purchase price of RMB312.0 million. The target group owns a data center project (“SZ5”) in Shenzhen, China. As of the date of the acquisition, the data center had just commenced operations. Since the date of the acquisition, the target group has been our subsidiary and has been consolidated with our results of operations.

On October 9, 2017, we consummated an acquisition of all equity interests in a target group comprising an onshore entity (Guangzhou Weiteng Network Technology Co., Ltd., or Weiteng Network) and an offshore entity (Raojin Limited, or Raojin, which has an onshore subsidiary, Wan Qing Teng Data (Shenzhen) Co., Ltd., or Wan Qing Teng) from third parties for a cash consideration of RMB234.0 million. The target group owns a data center project (“GZ2”) in Guangzhou, China. As of the date of the acquisition, the data center was fully operational. Since the date of the acquisition, the target group has been our subsidiary and has been consolidated with our results of operations.

In May 2018, we consummated an acquisition of all equity interests in a target group comprising an onshore entity (Guangzhou Weiteng Data Science & Technology Co., Ltd., or Weiteng Data) and an offshore entity (PSDC Limited, or PSDC, which has an onshore subsidiary, Shenzhen Qian Hai Wan Chang Technology Services Co., Ltd., or Qian Hai Wan Chang) from third parties for a cash consideration of RMB262.2 million (US$38.1 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. The target group owns a data center project (“GZ3”) in Guangzhou, China. At the date of the acquisition, the data center had just commenced operations. The company operating the data center has its own IDC license.

In June 2018, we consummated an acquisition of all equity interests in a target company (Cai Tuo Cloud Computing (Shanghai) Co., Ltd., or Shanghai Cai Tuo) from third parties for a consideration of RMB320.0 million (US$46.5 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. The target company owns a data center project (“SH11”) in Shanghai, China. At the date of the acquisition, the data center was fully operational. The company operating the data center has its own IDC license.

See note 8 of our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Our historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)
Consolidated Statement of Operations Data:
Net revenue	468,337	703,636	1,055,960	1,616,166	2,792,077	406,091
Cost of revenue	(388,171)	(514,997)	(790,286)	(1,207,694)	(2,169,636)	(315,560)
Gross profit	80,166	188,639	265,674	408,472	622,441	90,531
Operating expenses
Selling and marketing expenses	(40,556)	(57,588)	(71,578)	(90,118)	(110,570)	(16,082)
General and administrative expenses	(113,711)	(128,714)	(227,370)	(228,864)	(329,601)	(47,938)
Research and development expenses	(1,597)	(3,554)	(9,100)	(7,261)	(13,915)	(2,024)
(Loss) Income from operations	(75,698)	(1,217)	(42,374)	82,229	168,355	24,487
Other income (expenses)
Net interest expense	(124,973)	(125,546)	(263,164)	(406,403)	(636,973)	(92,644)
Foreign currency exchange (loss) gain, net	(875)	11,107	18,310	(12,299)	20,306	2,953
Government grants	4,870	3,915	2,217	3,062	3,217	468
Gain on remeasurement of equity investment	62,506	—	—	—	—	—
Others, net	(412)	1,174	284	435	5,436	791
Loss before income taxes	(134,582)	(110,567)	(284,727)	(332,976)	(439,659)	(63,945)
Income tax benefits	4,583	11,983	8,315	6,076	9,391	1,366
Net loss	(129,999)	(98,584)	(276,412)	(326,900)	(430,268)	(62,579)
Extinguishment of redeemable preferred shares	(106,515)	—	—	—	—	—
Change in redemption value of redeemable preferred shares	(69,116)	(110,926)	205,670	—	—	—
Cumulative Dividends on preferred shares	(3,509)	(7,127)	(332,660)	—	—	—
Net loss attributable to ordinary shareholders	(309,139)	(216,637)	(403,402)	(326,900)	(430,268)	(62,579)
Net loss per ordinary share—basic and diluted	(1.91)	(0.99)	(1.35)	(0.42)	(0.43)	(0.06)
Weighted average number of ordinary shares outstanding—basic and diluted	162,070,745	217,987,922	299,093,937	784,566,371	990,255,959	990,255,959

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)
Consolidated Balance Sheet Data:
Cash	606,758	924,498	1,811,319	1,873,446	2,161,622	314,395
Accounts receivable, net	73,366	111,013	198,851	364,654	536,842	78,080
Total current assets	745,831	1,186,699	2,210,313	2,454,028	3,037,396	441,771
Property and equipment, net	1,694,944	2,512,687	4,322,891	8,165,601	13,994,945	2,035,480
Goodwill and intangible assets	1,350,524	1,341,599	1,433,656	1,919,221	2,234,462	324,989
Total assets	3,854,074	5,128,272	8,203,866	13,144,567	20,885,243	3,037,632
Total current liabilities	897,630	925,049	1,479,221	2,423,071	3,507,879	510,199
Total liabilities	1,706,600	3,073,463	5,217,392	8,669,055	15,363,318	2,234,502
Redeemable preferred shares	2,164,039	2,395,314	—	—	—	—
Total shareholders’ (deficit) equity	(16,565)	(340,505)	2,986,474	4,475,512	5,521,925	803,130

Key Financial Metrics

We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year Ended December 31,
	2014	2015	2016	2017	2018
Other Consolidated Financial Data:
Gross margin(1)	17.1%	26.8%	25.2%	25.3%	22.3%
Operating margin(2)	(16.2)%	(0.2)%	(4.0)%	5.1%	6.0%
Net margin(3)	(27.8)%	(14.0)%	(26.2)%	(20.2)%	(15.4)%

(1)         Gross profit as a percentage of net revenue.

(2)         Income (loss) from operations as a percentage of net revenue.

(3)         Net income (loss) as a percentage of net revenue.

Non-GAAP Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)
Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	38,044	164,701	270,545	512,349	1,046,538	152,215
Adjusted EBITDA margin(2)	8.1%	23.4%	25.6%	31.7%	37.5%	37.5%
Adjusted net operating income (Adjusted NOI)(3)	154,114	320,475	475,100	764,726	1,322,585	192,363
Adjusted NOI margin(4)	32.9%	45.5%	45.0%	47.3%	47.4%	47.4%

(1)         Adjusted EBITDA is defined as net income or net loss excluding net interest expenses, incomes tax benefits, depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses and gain on remeasurement of equity investment.

(2)         Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.

(3)         Adjusted net operating income (Adjusted NOI) is defined as net loss (computed in accordance with GAAP), excluding: net interest expenses, income tax benefits, depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, gain on remeasurement of equity investment, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain), government grants and others.

(4)         Adjusted NOI margin is defined as adjusted NOI as a percentage of net revenue.

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted NOI can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for gross profit, net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits, depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

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

The following table reconciles our adjusted EBITDA in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)

Net loss	(129,999)	(98,584)	(276,412)	(326,900)	(430,268)	(62,579)
Net interest expenses	124,973	125,546	263,164	406,403	636,973	92,644
Income tax benefits	(4,583)	(11,983)	(8,315)	(6,076)	(9,391)	(1,366)
Depreciation and amortization	82,753	145,406	227,355	378,130	741,507	107,848
Accretion expenses for asset retirement costs	73	255	588	949	1,840	268
Share-based compensation expenses	27,333	4,061	64,165	59,843	105,877	15,400
Gain on remeasurement of equity investment	(62,506)	—	—	—	—	—
Adjusted EBITDA	38,044	164,701	270,545	512,349	1,046,538	152,215

The following table reconciles our adjusted NOI in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)

Net loss	(129,999)	(98,584)	(276,412)	(326,900)	(430,268)	(62,579)
Net interest expenses	124,973	125,546	263,164	406,403	636,973	92,644
Income tax benefits	(4,583)	(11,983)	(8,315)	(6,076)	(9,391)	(1,366)
Depreciation and amortization	82,753	145,406	227,355	378,130	741,507	107,848
Accretion expenses for asset retirement costs	73	255	588	949	1,840	268
Share-based compensation expenses	27,333	4,061	64,165	59,843	105,877	15,400
Gain on remeasurement of equity investment	(62,506)	—	—	—	—	—
Selling and marketing expenses (1)	38,599	57,263	64,988	71,728	85,357	12,415
General and administrative expenses (1)	79,457	111,403	152,054	165,785	207,255	30,142
Research and development expenses (1)	1,597	3,304	8,324	6,062	12,394	1,803
Foreign currency exchange loss (gain), net	875	(11,107)	(18,310)	12,299	(20,306)	(2,953)
Government grants	(4,870)	(3,915)	(2,217)	(3,062)	(3,217)	(468)
Others, net	412	(1,174)	(284)	(435)	(5,436)	(791)
Adjusted NOI	154,114	320,475	475,100	764,726	1,322,585	192,363

(1)         Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation and amortization and share-based compensation expenses.

B.                                    Capitalization and Indebtedness

Not required.

C.                                    Reasons for the Offer and Use of Proceeds

Not required.

D.                                    Risk Factors

Risks Relating to Our Business and Industry

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

We have experienced significant growth in recent years. Our net revenue grew from RMB1,056.0 million in 2016 to RMB1,616.2 million in 2017, representing an increase of 53.1%, and increased to RMB2,792.1 million (US$406.1 million) in 2018, representing an increase of 72.8%. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a managed service contract arrangement and provide consulting services. Our net revenues for colocation were RMB770.1 million, RMB1,219.1 million and RMB2,104.3 million (US$306.1 million) in 2016, 2017 and 2018, representing 72.9%, 75.4% and 75.4% of total net revenue over the same periods, respectively. Our net revenues for managed services and consulting services were RMB232.9 million, RMB372.8 million and RMB655.2 million (US$95.3 million) in 2016, 2017 and 2018, representing 22.1%, 23.1% and 23.4% of total net revenue over the same periods, respectively.

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

We have been expanding, and plan to continue to expand, the nature and scope of our service offerings, particularly into the area of managed cloud services, including direct private connection to major cloud platforms and the provision of cloud infrastructure and solutions to assist customers in managing their hybrid clouds. The success of our expanded service offerings depends, in part, upon demand for such services by new and existing customers and our ability to meet their demand in a cost-effective manner. We may face a number of challenges expanding our service offerings, including:

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

We have substantial indebtedness. As of December 31, 2018, we had total consolidated indebtedness of RMB12,793.0 million (US$1,860.7 million), including borrowings, capital lease and other financing obligations and convertible bonds. Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

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

We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by share pledge over equity interests of our subsidiaries, our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of our borrowing subsidiary and/or our consolidated VIEs, namely GDS Shanghai, GDS Beijing and its subsidiaries, and our company as guarantor. For example, some of these agreements contain requirements to maintain a specified minimum cash balance at all times or require that the borrower’s outstanding loans stay within a “borrowing range.” A subsidiary of ours in the past failed to meet the borrowing range requirement and although the subsidiary obtained a waiver letter from the creditor that waived the covenant violations, we cannot provide any assurances that we will always be able to meet any covenant tests under our financing arrangements. Other loan facility agreements of ours require that STT GDC, one of our major shareholders, maintain an ownership percentage in our company of at least 25% or, in some cases, at least 30%. If STT GDC’s ownership in our company were to decrease below either of these percentages, pursuant to the terms of relevant facility agreements we could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule. In addition, other loan facility agreements of ours require that the IDC license of GDS Beijing or the borrowing subsidiaries, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, be maintained and renewed on or before the expiry date of the IDC license or authorization thereunder, as applicable. However, recently we have learned that the MIIT will not allow subsidiaries authorized to provide IDC services by an IDC license holder to renew its current authorization in the future; instead, the MIIT will require subsidiaries of IDC license holders to apply for their own IDC licenses. See “—Risks Related to Doing Business in the People’s Republic of China—We may be regarded as being non-compliant with the regulations on VATS due to the lack of IDC licenses for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects.” If the subsidiaries of GDS Beijing cannot timely renew their authorizations to provide IDC services under the auspices of GDS Beijing’s IDC license, and such subsidiaries cannot timely apply for and obtain their own IDC licenses, we also could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule.

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

To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we will likely need to raise additional funds through equity, equity-linked or debt financings in the future in order to meet our operating and capital needs. In this regard, at our annual general meeting, or AGM, held on October 9, 2018, our shareholders passed ordinary resolutions authorizing our board of directors to approve the allotment or issuance, in the 12-month period from the date of the AGM, of ordinary shares or other equity or equity-linked securities of our company up to an aggregate twenty percent (20%) of our existing issued share capital at the date of the AGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by our company). Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

New requirements or restrictions imposed by local authorities as to energy conversation or industrial policies may also limit our ability to obtain power supply and expand our business. For example, the Development and Reform Commission of Shenzhen Municipality, or Shenzhen DRC, issued regulations in the first half of 2017 to tighten the requirements for energy conservation review of fixed-asset investment projects for data centers by requiring all such projects to obtain an energy conservation review opinion from Shenzhen DRC regardless of the amount of their energy consumption and conditioning its approval of power supply applications on the receipt of such energy conservation review opinion. We plan to conduct relevant energy conservation examinations of our data center construction projects to meet the requirements under relevant laws and regulations (including requirements of local authorities). However, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that our data centers will meet all the requirements and that we will obtain all relevant approvals, the lack of which could have a material and adverse effect on our business and expected growth.

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

We incurred net losses of RMB276.4 million, RMB326.9 million and RMB430.3 million (US$62.6 million) in 2016, 2017 and 2018, respectively, and we may incur losses in the future. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center space, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in China and general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in leasing data center space, increased headcount and increased utility expenses.

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

Most of our data center operations are located in properties that we have entered into long-term operating leases. Such leases generally have fifteen to twenty year terms. In some instances, we may negotiate an option to purchase the leased premises and facilities according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into six agreements in respect of data centers in operation with parties who have not produced evidence of proper legal title of the premises, and although we may seek damages from such parties, such leases may be void and we may be forced to relocate. Four of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

We consider our customers to be the end users of our data center services. We may enter into contracts directly with our end user customers or through intermediate contracting parties. See “Item 4. Information on the Company—B. Business Overview—Our Customers.” We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had two end user customers that generated 18.6% and 14.6% of our total net revenue, respectively, in 2016, and one end user customer that generated 25.2% of our total net revenue in 2017. We had two end user customers that generated 27.0% and 17.4% of our total net revenue, respectively, in 2018. No other end user customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of end user customers who account for a large percentage of our total area committed. As of December 31, 2018, we had four end user customers who accounted for 27.9%, 24.2%, 11.4% and 10.3%, respectively, of our total area committed. No other end user customer accounted for 10% or more of our total area committed. Moreover, for several of our data centers, a limited number of end user customers accounted for a substantial majority of area committed or area utilized, including some cases where a single end user customer accounted for all area committed or area utilized. If there are delays in the move in, whereby the net floor area they are committed to is not utilized as expected, or there is contract termination in relation to these customers, then our net revenue and results of operations would be materially and adversely affected.

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

We seek to renew customer contracts when those contracts are due for renewal. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and to secure high rates of contract renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service contracts with our existing customers or re-commit space relating to expired service contracts to new customers if our current customers do not renew their contracts. In the event of a customer’s termination or non-renewal of expired contracts, or a renewal of an expired contract for fewer services or less area than it had previously utilized, our ability to enter into services contracts so that new or other existing customers utilize the expired existing space in a timely manner will impact our results of operations. If such expired existing space is not utilized by new or other existing customers in a timely manner, our service revenue and results of operations may be negatively impacted. Our quarterly churn rate, which we define as the ratio of quarterly service revenue from contracts which terminated or expired without renewal during the quarter to the total quarterly service revenue for the preceding quarter, averaged 1.6%, 2.1% and 0.9% in 2016, 2017 and 2018, respectively. During 2019, data center service agreements with our customers with respect to 6.8% of our total area committed as of December 31, 2018 will become due for renewal.

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

Our customers operate in a limited number of industries, particularly in the cloud services, Internet and financial services industries. As of December 31, 2018, end user customers from the cloud services, Internet and financial services industries accounted for 71.3%, 16.0% and 7.9% of our total area committed, respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services, Internet and financial services industries. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the demand for our services.

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

Many of our customer contracts allow for early termination, subject to payment of specified costs and penalties, which are usually less than the revenues we would expect to receive under such contracts. Our customer contract commitments could significantly decrease if any of the customer contracts is terminated either pursuant to, or in violation of, the terms of such contract. In addition, our customer contract commitments during a particular future period may be reduced for reasons outside of our customers’ control, such as general current economic conditions. It is difficult to predict how market forces, or PRC or U.S. government policy, in particular, the outbreak of a trade war between the PRC and the United States and the imposition in 2018 of additional tariffs on bilateral imports, may continue to impact the PRC economy as well as related demand for our data center resources, managed services and solutions going forward. If our customer contract commitments are significantly reduced, our results of operations and the price of our ADSs could be materially and adversely affected.

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

Any difficulties in identifying and consummating future acquisitions may expose us to potential risks and have an adverse effect on our business, financial condition or results of operations.

We may seek to make strategic acquisitions and enter into alliances to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including data centers, that are complementary to our core business. Our integration of the acquired entities or assets into our business may not be successful and may not enable us to expand into new services, customer segments or operating locations as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and customers as a result of our integration of new businesses. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, financial condition and results of operations.

The uncertain economic environment may have an adverse impact on our business and financial condition.

The uncertain economic environment could have an adverse effect on our liquidity. While we believe we have a strong customer base, if the current market conditions were to worsen, some of our customers may have difficulty paying us and we may experience increased churn in our customer base and reductions in their commitments to us. We may also be required to make allowances for doubtful accounts and our results would be negatively impacted. Our sales cycle could also be lengthened if customers reduce spending on, or delay decision-making with respect to, our services, which could adversely affect our revenue growth and our ability to recognize net revenue. We could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions. Finally, our ability to access the equity and debt capital markets may be severely restricted at a time when we would like, or need, to do so, especially during times of increased volatility in global financial markets and stock markets, which could limit our ability to raise funds through additional equity sales. Any inability to raise funds from capital markets generally, and equity capital markets in particular, could adversely affect our liquidity as well as hinder our ability to pursue additional strategic expansion opportunities, execute our business plans and maintain our desired level of revenue growth in the future.

A downturn in the PRC or global economy could reduce the demand for our services, which could materially and adversely affect our business and financial condition.

The global financial markets have experienced significant disruptions between 2008 and 2009 and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges. These include the anticipation of the United Kingdom’s exit from the European Union, the outbreak of a trade war between the PRC and the United States and the imposition in 2018 of additional tariffs on bilateral imports, as well as the slower growth of the PRC economy since 2012, all of which have contributed to uncertainty about the global economy. It is unclear whether the PRC economy will accelerate and resume a faster pace of growth. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including those of the United States and the PRC. There have been concerns over unrest in the Middle East and Africa, which have contributed to volatility in financial and other markets. There also have been concerns about the economic effects of rising tensions between the PRC and surrounding Asian countries. Economic conditions in the PRC are sensitive to global economic conditions. Any prolonged slowdown in the global or the PRC economy may lead to decreased demand for data center resources or managed services and have a negative impact on our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet our liquidity needs. Any periods of increased or heightened volatility in financial, equity and other markets could limit our ability to raise funds, pursue further business expansion and maintain revenue growth. See “The uncertain economic environment may have an adverse impact on our business and financial condition” above.

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

We suspended the development of one parcel of land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one third of the total land area. The development of one parcel of land in Kunshan was not timely commenced before the December 2012 deadline. As of the date of this annual report on Form 20-F, we have received approval from the local government authorities to commence construction on the rest of such land parcel in Chengdu and the parcel of land in Kunshan, respectively, and we have commenced construction after receiving such approval. Nonetheless, the local government may treat both the land parcel in Kunshan and the land parcel in Chengdu as being formerly idle land, in which case we may be required to pay idle land fees or penalties, change the planned use of the land, find another parcel of land, or even be required to forfeit the land to PRC government. We may further be subject to penalties for breach of relevant land use right grant contracts and be required to pay damages.

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

We are required to perform an annual goodwill impairment test. As of December 31, 2018, we carried RMB1,752.0 million (US$254.8 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

We are subject to anti-corruption laws of China and Hong Kong as well as the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

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

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our year ended December 31, 2017, we have been obligated to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, as of December 31, 2018, we have ceased to be an “emerging growth company” as the term is defined in the JOBS Act, and our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We are in the process of enhancing our accounting personnel and other resources to address our internal controls and procedures.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries, GDS (Shanghai) Investment Co., Ltd. (formerly known as Shanghai Free Trade Zone GDS Management Co., Ltd.), or GDS Management Company, Shenzhen Yungang EDC Technology Co., Ltd., Beijing Wanguo Shu’an Science & Technology Development Co., Ltd., Beijing Hengpu’an Data Technology Development Co., Ltd., Guojin Technology (Kunshan) Co., Ltd., Shanghai Yungang EDC Technology Co., Ltd., Shenzhen Pingshan New Area Global Data Science & Technology Development Co., Ltd., EDC Technology (Suzhou) Co., Ltd., EDC (Chengdu) Industry Co., Ltd., EDC Technology (Kunshan) Co., Ltd., Wan Qing Teng, Shanghai Shuyao Data Technology Co., Ltd., Shanghai Lingying Data Technology Co., Ltd., Guangzhou Wanxu Technology Services Co., Ltd., Shanghai Puchang Data Science and Technology Co., Ltd., Shanghai Shuchang Data Science and Technology Co., Ltd., Shanghai Wanshu Data Technology Co., Ltd., Beijing Hengchang Data Science & Technology Development Co., Ltd. Guangzhou Yunlan, Shanghai Shuge Data Science & Technology Co., Ltd., Shanghai Shulan Data Science & Technology Co., Ltd., Shanghai Fengtu Data Science & Technology Co., Ltd., Shanghai Jingyao Network Technology Co.,Ltd., Shou Xin Yun (Beijing) Science & Technology Co., Ltd., Beijing Wan Qing Teng Science & Technology Co., Ltd., Beijing Wan Teng Yun Science & Technology Co., Ltd., Beijing Hua Wei Yun Science & Technology Co., Ltd., Shou Rong Yun (Beijing) Science & Technology Co., Ltd., Jiangsu Wanguo Xingtu Data Services Co., Ltd., Qian Hai Wan Chang, Shenzhen Anda Data Science & Technology Development Co., Ltd., Heyuan Teng Wei Yun Science & Technology Co., Ltd., Wulanchabu Wanguo Yuntu Data Services Co., Ltd., Zhangjiakou Yunhong Data & Technology Co., Ltd., Guangzhou Wanzhuo Data &Technology Co., Ltd. and Langfang Wanguo Yunxin Data & Technology Co., Ltd. are foreign-invested enterprises, or their subsidiaries. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our consolidated variable interest entities, or VIEs, and their shareholders. These contractual arrangements provide us with effective control over our consolidated VIEs, namely GDS Shanghai, GDS Beijing and its subsidiaries, and enable us to receive substantially all of the economic benefits of our consolidated VIEs in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our consolidated VIEs when permissible under PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.”

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

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate in our consolidated financial statements such VIEs. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. For the years ended December 31, 2016, 2017 and 2018, our consolidated VIEs contributed 80.1%, 91.0% and 97.2%, respectively, of our total net revenue.

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

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.” In 2016, 2017 and 2018, 80.1%, 91.0% and 97.2%, of our total net revenue, respectively, were attributed to our consolidated VIEs. See “Item 4. Information on the Company—A. History and Development of the Company.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

Furthermore, as of the date of this annual report on Form 20-F, two of our principal shareholders—STT GDC and William Wei Huang, our founder, chairman and chief executive officer—owned or exercised voting and investment control over approximately 35.4% and 6.7% (including ordinary shares underlying share options, and ADSs underlying restricted share units, exercisable within 60 days beneficially owned by Mr. Huang), respectively, of our outstanding ordinary shares, and approximately 38.0% of our outstanding Class A ordinary shares, and 100% of our outstanding Class B ordinary shares, respectively.

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

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, aiming to, upon its enactment, replace major existing laws and regulations governing foreign investment in China. While the MOFCOM solicited comments on this draft, substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the proposed legislation and the extent of revision to the currently proposed draft. The 2015 Draft FIL, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

Among other things, the 2015 Draft FIL purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The 2015 Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restricted category” or similar category that could appear on any such “negative list.” In this connection, “control” is broadly defined in the 2015 Draft FIL to cover any of the following summarized categories:

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

Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including our company, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the 2015 Draft FIL, VIEs that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. For any companies with a VIE structure in an industry category that is “restricted,” or similar category that could appear on any such “negative list,” the existing VIE structure may be deemed legitimate only if its ultimate controlling persons are of PRC nationality, whether PRC state owned enterprises or agencies, or PRC citizens. Conversely, if the one or more actual controlling persons are of foreign nationality, then the VIEs will be treated as FIE, in which case, the existing VIE structures are likely to be scrutinized as well as subject to foreign investment restrictions and approval requirements of PRC supervisory authorities such as the MOFCOM and MIIT. Any operations in industry categories on a “negative list” without market entry clearance may be considered illegal.

However, there are significant uncertainties as to how the control status of our company and our consolidated VIEs would be determined under the enacted version of the 2015 Draft FIL. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated VIEs, and the businesses operated by our equity investees with a VIE structure, would be on any to-be-issued “negative list” and therefore be subject to any restrictions or prohibitions on foreign investment. We also face uncertainties as to whether the enacted version of the 2015 Draft FIL and the final “negative list” would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structures, and whether such clearance can be timely obtained, if at all. If we or our equity investees with a VIE structure were not considered as ultimately controlled by PRC domestic investors, we or our equity investees may be required to take further actions under the enacted version of the 2015 Draft FIL, and our business and financial condition may be materially and adversely affected.

In addition, our corporate governance practices may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC domestic investors under the 2015 Draft FIL, if enacted as currently proposed. For instance, the 2015 Draft FIL as proposed purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation reports and investment amendment reports that would be required for each investment, and alteration of investment specifics, an annual report would be mandatory, and large foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be noncompliant with these information reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

On December, 26, 2018, the National People’s Congress published the Foreign Investment Law of the PRC (Draft), or the 2018 Draft FIL, on its official website for public review and comments. The 2018 Draft FIL defines foreign investment and contains provisions regulating the promotion, protection and management of foreign investment. If the 2018 Draft FIL were enacted as currently proposed, it would apply to foreign investment within the PRC and replace the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law in their entirety.

The 2015 Draft FIL and the 2018 Draft FIL regulate the same subject area, namely foreign investment in the PRC, but the two drafts are different in their legislative approach. The 2018 Draft FIL is silent on the concepts of “control of a domestic enterprise through contractual arrangement” and whether VIEs that are controlled via contractual arrangements would be deemed as FIEs if they are ultimately “controlled” by foreign investors. There are uncertainties as to whether the 2018 Draft FIL will be enacted, its enactment timetable, whether issues presented by the 2015 Draft FIL will be reflected in laws or regulations promulgated by the relevant authorities in the future, and how such laws or regulations, if and when enacted, would impact our existing contractual arrangements.

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

GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen, Chengdu and Guangzhou. As of the date of this annual report on Form 20-F, we are in the process of applying to further expand the scope of such cross-regional IDC license to include Tianjin and Zhangjiakou, Hebei province. In order to adapt to the new regulatory requirements and address pre-existing customer contracts, we converted Global Data Solutions Co., Ltd., or GDS Suzhou, into a domestic company wholly owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from Further Success Limited, or FSL, a limited liability company established in the British Virgin Islands, in order to enable GDS Suzhou to provide IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu, so that they are now authorized to provide IDC services. See “Item 4. Information on the Company—A. History and Development of the Company—2016 VIE Restructuring.” As part of the VIE restructuring, we converted and changed the shareholding of Shanghai Waigaoqiao EDC Technology Co, Ltd., or EDC Shanghai Waigaoqiao, in the same way as GDS Suzhou, and MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao is also authorized to provide IDC services, and MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include Shenzhen Yaode. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are our consolidated VIEs. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Value-Added Telecommunications Business” for additional details.

Recently we have learned that the MIIT will not approve any expansion of authorization by an IDC license holder to its subsidiary, and that it will not allow any such subsidiary of an IDC license holder to renew its current authorization in the future. Instead, the MIIT will require subsidiaries of IDC license holders to apply for their own IDC licenses. Although, to our knowledge, such policy is not supported by any published laws or regulations. We cannot assure you that we will be able to obtain approvals from the MIIT for an expansion of authorization from GDS Beijing under its IDC license to allow IDC services to be provided by GDS Suzhou or the other subsidiaries of our VIEs, who rely on such authorizations and expansions to provide IDC services, or that we will be able to renew such authorizations and expansions in due course. GDS Suzhou and the other subsidiaries of our VIEs currently plan to apply for their own IDC licenses in order to continually maintain authorizations to provide IDC services going forward.

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

One of our consolidated VIEs, GDS Shanghai, obtained a regional IDC license for the Shanghai area in January 2012. Nevertheless, GDS Shanghai provided IDC services in cities outside of Shanghai, which were beyond the scope of its then-effective IDC license. GDS Shanghai upgraded its IDC license to a cross-regional license in April 2016, according to which GDS Shanghai is allowed to provide IDC services in Beijing, Shanghai, Suzhou, Shenzhen and Chengdu. Another one of our consolidated VIEs, GDS Suzhou, is authorized to provide general IDC services under the auspices of an IDC license held by GDS Beijing but such authorization approved by MIIT did not include Internet resources collaboration services. Nevertheless, GDS Suzhou signed contracts with clients to provide Internet resources collaboration services. In 2018, we further expanded GDS Beijing’s authorization to GDS Suzhou so that GDS Suzhou also is allowed to provide Internet resources collaboration services. In addition, in 2016, 2017 and 2018, GDS Beijing and GDS Suzhou entered into IDC service agreements with relevant customers, according to which GDS Beijing and GDS Suzhou have been providing IDC services to their respective customers through third-party data centers in Tianjin. In 2017, GDS Beijing entered into an IDC services agreement with a certain customer, according to which GDS Beijing has been providing IDC services since 2018 in our data centers HB1/2/3. As GDS Beijing’s IDC license and its authorization granted to GDS Suzhou do not include the Tianjin and Zhangjiakou areas, GDS Beijing and GDS Suzhou may be regarded as being non-compliant with the regulations on VATS due to operating beyond the permitted geographic scope of their IDC licenses. GDS Beijing is in the process of applying to expand its IDC license to cover the Tianjin and Zhangjiakou areas. Once GDS Beijing has upgraded its IDC license to cover a broader geographic scope, we will then apply to further expand GDS Beijing’s authorization to GDS Suzhou so that GDS Suzhou also will be allowed to provide IDC services in Tianjin. We cannot assure you that GDS Beijing and GDS Suzhou will be able to obtain approvals from the MIIT for the foregoing expanded permitted geographic scope and authorizations, and even if such approvals are obtained, any agreements signed before GDS Beijing and GDS Suzhou obtained such approvals could be deemed as historical non-compliance. If the MIIT regards GDS Shanghai, GDS Suzhou and GDS Beijing as being historically non-compliant, penalties which could be several times more than the net revenue generated from these services, could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected. It is also possible that the PRC government may prohibit a historically non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

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

As of the date of this annual report on Form 20-F, we have amended all of our IDC service agreements to specify GDS Beijing or its subsidiary as the contracting party for such agreements, so that such agreements are, in our belief, compliant. However, we cannot assure you that our IDC service agreements as amended will not be found to be non-compliant. If the MIIT regards such agreements as non-compliant, penalties could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected.

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

As of December 31, 2018, we operated an aggregate net floor area of 9,839 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

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

•                  land planning and land use rights; and

•                  cyber security and information protection laws and regulations, including the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, and the Administrative Measures for the Graded Protection of Information Security.

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

Additionally, the Cyber Security Law came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of critical information infrastructure, for example, network operators of critical information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law. However, the Cyber Security Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cyber Security law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of implementing regulations and guidelines to be issued by relevant authorities. For example, implementing regulations dealing with “personal information protection”, “security assessment of cross-border transfer of personal information and important data” and “protection of critical information infrastructure (CII)” are being formulated. Currently, the Cyber Security Law has not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cyber Security Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder. We are in the process of formulating internal rules to comply with the requirements under the Cyber Security Law, including without limitation, the appointment of designated personnel in charge of data protection. However, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected.

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

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to M&A and Overseas Listings.”

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who were granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company. Since our company became an overseas listed company upon completion of our initial public offering, we and directors, executive officers and other employees of our PRC subsidiaries and consolidated VIEs and who have been granted options have been subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, or SAFE Circular 7, according to which, among others, employees, directors, supervisors and other management members of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. One of our subsidiaries, as the domestic qualified agent, has completed the registration under SAFE Circular 7 for our share incentive plans and we are making efforts to comply with these requirements stipulated in SAFE Circular 7. Failure to complete the SAFE registrations or meet other requirements may subject relevant participants in our share incentive plans to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of December 31, 2018, the restricted assets were RMB4,768.7 million (US$693.6 million), which mainly consisted of registered capital. Our subsidiaries did not have any significant retained earnings available for distribution in the form of dividends as of December 31, 2018. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. From December 31, 2015 to December 31, 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar; and in 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

•                  sales or perceived potential sales of additional Class A ordinary shares or ADSs; and

•                  attacks by short sellers, including the publication of negative opinions regarding us and our business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. See “—Techniques employed by short sellers may drive down the market price of our ADSs.”

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

We have in the past been, and may in the future be, the subject of unfavorable allegations made by a short seller, which allegations were followed by periods of instability in the market price of our ADSs. If we again were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, it is not clear what effect such negative publicity could have on us, and we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact its business operations and stockholders equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of the date of this annual report on Form 20-F, we have 1,007,069,640 ordinary shares outstanding, comprising 939,479,304 Class A ordinary shares (including 5,208,216 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 67,590,336 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for 2019 or any future taxable year. Simpson Thacher & Bartlett LLP, our United States counsel, does not express any opinion about our status as a PFIC in any taxable year.

We will continue to incur increased costs as a result of being a public company, particularly since we have ceased to qualify as an “emerging growth company.”

Since the completion of our initial public offering, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As of December 31, 2018, we are deemed to be a “large accelerated filer” as the term is defined in Rule 12b-2 of the Exchange Act, and we thereby have ceased to be an “emerging growth company” as the term is defined in the JOBS Act.

These rules and regulations have increased our legal and financial compliance costs and made some corporate activities more time-consuming and costly. Since we have ceased to be an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. Operating as a public company has also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Shareholders of our company have in the past brought, and may in the future bring, securities class action lawsuits against our company following periods of instability in the market price of our ADSs. On August 2, 2018, a securities class action lawsuit was filed against GDS Holdings Limited, our Chief Executive Officer William Huang, and our Chief Financial Officer Daniel Newman by Hamza Ramzan, a GDS shareholder. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.” There can be no assurance, however, that we will be successful. As of the date of this annual report on Form 20-F, this lawsuit is in its preliminary stages; at present, we cannot reasonably assess the likelihood of any unfavorable outcome, nor can we reasonably estimate the amount, or range, of potential losses, if any, related to the lawsuit.

Any class action lawsuit, including the abovementioned lawsuit, could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Due to PRC regulations that limit foreign equity ownership of entities providing VATS at 50%, and the inclusion of IDC services within the scope of VATS, we conduct a substantial part of our operations in China through contractual arrangements among GDS Management Company, our data center companies and two VIEs that hold licenses required to operate our business, GDS Beijing and GDS Shanghai, and their shareholders. As a result of these contractual arrangements, we control GDS Shanghai, GDS Beijing and its subsidiaries, including EDC Shanghai Waigaoqiao, GDS Suzhou, Kunshan Wanyu, Weiteng Construction, Beijing Wanguo Yixin Science & Technology Co., Ltd., or Beijing Yixin, Zhangbei Yuntong Data Network Science & Technology Co., Ltd., or Zhangbei Yuntong, Shenzhen Yaode, Shenzhen Jinyao, Weiteng Network, and Shanghai Jinkai Data Technology Co., Ltd., or Shanghai Jinkai, Shanghai Cai Tuo , Beijing Wan Chang Yun Science & Technology Co., Ltd., or Beijing Wan Chang Yun and Guangzhou Weiteng Data Science & Technology Co.,Ltd., or Guangzhou Weiteng Data have consolidated the financial information of these VIEs in our consolidated financial statements in accordance with U.S. GAAP. MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu so that they are now authorized to provide IDC services. See “—2016 VIE Restructuring.” As part of the VIE restructuring, we converted and changed the shareholding of EDC Shanghai Waigaoqiao in the same way as GDS Suzhou, and MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao is also authorized to provide IDC services. MIIT has also approved GDS Beijing’s application to expand its IDC license coverage to include Shenzhen Yaode, the company operating the data center we acquired in the SZ5 acquisition. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are consolidated VIEs. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Value-Added Telecommunications Business” for additional details.

Historically, prior to our VIE restructuring, our consolidated VIEs, GDS Beijing and GDS Shanghai, contributed 2.0% and 4.3% of our total net revenue, and we conducted the substantial majority of our operations through GDS Suzhou when it was a WFOE under PRC law. See “—2016 VIE Restructuring” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be regarded as existing, in a state of historical non-compliance with the regulations on foreign investment restriction and value-added telecommunications services, for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects.” As a result of our internal restructuring, GDS Suzhou and EDC Shanghai Waigaoqiao became domestic-owned enterprises under PRC law and operating subsidiaries of GDS Beijing. GDS Suzhou and EDC Shanghai Waigaoqiao have received approval from the MIIT for providing IDC services with authorization from GDS Beijing under its IDC license. As of the date of this annual report on Form 20-F, we conducted the substantial majority of our operations in China through GDS Beijing and its subsidiaries. Accordingly, going forward we expect that substantially all of our net revenue will be generated through our consolidated VIEs, namely GDS Shanghai, GDS Beijing and its subsidiaries.

Acquisition of GZ1

In May 2016, we, through GDS Beijing, acquired all the equity interest in a target company from a third party for an aggregate purchase price of RMB129.5 million. The target company is a limited liability company organized and existing under the PRC law, operates GZ1 in Guangzhou, China, and has its own IDC license.

Acquisition of SZ5

In June 2017, we consummated an acquisition of all the equity interests in a target group comprising two onshore entities (Shenzhen Yaode and Shenzhen Jinyao) and an offshore entity (RDTJ, which has an onshore subsidiary, Guangzhou Yunlan) from third parties for an aggregate contingent purchase price of RMB312.0 million, subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. The target group owns SZ5 in Shenzhen, China. As of the date of the acquisition, the data center had just commenced operations. The company operating the data center has been authorized by GDS Beijing to provide IDC services under GDS Beijing’s IDC license.

Acquisition of GZ2

In October 2017, we consummated an acquisition of all equity interests in a target group comprising an onshore entity (Weiteng Network) and an offshore entity (Raojin, which has an onshore subsidiary, Wan Qing Teng) from third parties for a cash consideration of RMB234.0 million. The target group owns GZ2 in Guangzhou, China. At the date of the acquisition, the data center was fully operational. The company operating the data center has its own IDC license.

Acquisition of GZ3

In May 2018, we consummated an acquisition of all equity interests in a target group comprising an onshore entity (Weiteng Data) and an offshore entity (PSDC, which has an onshore subsidiary, Qian Hai Wan Chang) from third parties for a cash consideration of RMB262.2 million (US$38.1 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. The target group owns GZ3 in Guangzhou, China. At the date of the acquisition, the data center had just commenced operations. The company operating the data center has its own IDC license.

Acquisition of SH11

In June 2018, we consummated an acquisition of all equity interests in a target company (Shanghai Cai Tuo) from third parties for a consideration of RMB320.0 million (US$46.5 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. The target company owns SH11 in Shanghai, China. At the date of the acquisition, the data center was fully operational. The company operating the data center has its own IDC license.

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

GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen, Chengdu and Guangzhou, and is in the process of applying to expand its IDC license to include Tianjin and Zhangjiakou, Hebei province. In order to adapt to the new regulatory requirements and address pre-existing customer contracts, we converted GDS Suzhou into a domestic company wholly owned by GDS Beijing by way of transferring all of the equity interests in GDS Suzhou from FSL to GDS Beijing in order to enable GDS Suzhou to engage in the provision of IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. As part of the VIE restructuring, we converted and changed the shareholding of EDC Shanghai Waigaoqiao in the same way as GDS Suzhou, and MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao is also authorized to provide IDC services. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are considering measures to ensure that any services that may have to be provided by IDC license holders will be conducted by our IDC license holders, which are our consolidated VIEs. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Value-Added Telecommunications Business” for additional details.

Public Offerings

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

Investment from CyrusOne

In October 2017, we formed a new strategic partnership with CyrusOne, a premier global data center REIT company, through the execution of a commercial agreement, and the issuance to CyrusOne of 64,257,028 Class A ordinary shares, equivalent to approximately 8.0 million ADSs, at a purchase price of US$1.55625 per ordinary share, or US$12.45 per ADS, for a total consideration of US$100 million. Pursuant to the commercial agreement, the parties intend to exchange best practices as to sales and marketing, data center design and construction, supply chain management, customer relationship management, as well as operations, leveraging the core competencies of both companies in order to deliver data center solutions to their respective customers and assist in their global expansion.

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

Partnership with SDIC, China Unicom and China Telecom

In January 2018, we entered into a non-binding letter of intent with State Development Investment Corporation, or SDIC, the largest state-owned investment holding company in China, China United Network Communications Corporation Limited, or China Unicom, and China Telecommunications Corporation Limited, or China Telecom, for the joint development of data centers in selected upcoming markets in China. We believe that this positions us to capture a growing market opportunity outside our core geographic markets. The parties intend to prioritize an initial pilot project in the Tianjin market. The parties have been collaborating in furtherance of the objectives under the letter of intent.

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

Issuance of Convertible Notes

On June 5, 2018, we completed our offering of US$300 million aggregate principal amount of 2% convertible senior notes due 2025 (including full exercise of the initial purchasers’ option to purchase additional notes), raising US$291.1 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses.

Principal Offices

Our principal executive offices are located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China. Our telephone number at this address is +86-21-2033-0303. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Prior to September 30, 2018, our agent for service of process in the United States was Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017, U.S.A. We appointed Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, New York 10016, U.S.A., as our successor agent for service of process in the United States, effective as of and after October 1, 2018.

B.                                    Business Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. Our data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud-neutral, which enables our customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom we host in our facilities. We offer colocation and managed services, including direct private connection to major public cloud platforms. We have a 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. Our base of approximately 590 customers consists predominantly of cloud service providers, large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations. As of December 31, 2018, we had an aggregate net floor area of 160,356 sqm in service, 94.9% of which was committed, and an aggregate net floor area of 65,201 sqm under construction, 48.4% of which was pre-committed.

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

Our portfolio of data centers and secured expansion capacity are strategically located to address this growing demand. We operate our data centers to service our customers predominantly in Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu, the primary financial, commercial, industrial and communications hubs in each region of China. We have established and are developing our presence in Hong Kong which we believe is another important market for our customers. Our data centers are located in close proximity to the corporate headquarters and key operation centers of many large enterprises, providing convenient access for our customers. Furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities. In addition to our presence in core markets, in 2018 we developed and now operate a data center campus in Hebei province, China, for one of our largest customers. Our management is considering potential strategic acquisitions of land use rights and developments of data center campuses in order to meet the demands of our customers.

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

We currently serve approximately 590 customers, including cloud service providers and large Internet companies, a diverse community of financial institutions, telecommunications and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. We host a number of the largest cloud service providers operating in China, including Aliyun, the cloud computing unit of Alibaba, which are present in several of our data centers. Contracts with our cloud service provider and large Internet customers generally have terms of three to ten years, while contracts with our financial institution and enterprise customers typically have terms of one to five years.

Capturing demand from cloud adoption in China is an important part of our business, and we believe it will remain central to our growth strategy going forward. During the past three years, cloud service providers have grown to account for over 70% of our total area committed as of December 31, 2018. Cloud service providers are driving increased global demand for data center capacity, and we believe that leading cloud service providers represent the majority of such new demand in China. Our total area committed increased from 102,528 sqm as of December 31, 2017 to 183,743 sqm as of December 2018, representing an increase of 79.2%. This sales increase was driven primarily by increased cloud adoption in China and higher demand from cloud service providers, as well as new commitments from large Internet, financial service institution and enterprise customers. As we strengthen partnerships with cloud service providers and supply data center capacity that meets their needs, we believe that our service offerings will also be more attractive to enterprise customers.

As of December 31, 2018, we operated twenty-six self-developed data centers with an aggregate net floor area of 150,517 sqm in service. We also operated capacity at approximately eighteen third-party data centers with an aggregate net floor area of 9,839 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further nine new self-developed data centers, and multiple phases of two existing data centers, which collectively have an aggregate net floor area of 65,201 sqm, under construction. In addition, we had an estimated aggregate developable net floor area of approximately 79,000 sqm held for future development and had entered into a memorandum of understanding for leasing of three data center shell buildings that we expect to provide us with additional net floor area of approximately 30,000 sqm. Our net revenue and results of operations are largely determined by the degree to which data center space is committed or pre-committed as well as its utilization. We had commitment rates of 89.0%, 91.8% and 94.9% as of December 31, 2016, 2017 and 2018, respectively. We had utilization rates of 60.8%, 60.9% and 67.6% as of December 31, 2016, 2017 and 2018, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have entered into agreements but have not yet started to use revenue generating services.

Our net revenue grew from RMB1,056.0 million in 2016 to RMB1,616.2 million in 2017, representing an increase of 53.1%, and increased to RMB2,792.1 million (US$406.1 million) in 2018, representing an increase of 72.8%. Our adjusted EBITDA increased from RMB270.5 million in 2016 to RMB512.3 million in 2017, and further increased to RMB1,046.5 million (US$152.2 million) in 2018. Our net loss increased from RMB276.4 million in 2016 to RMB326.9 million in 2017, and increased to RMB430.3 million (US$62.6 million) in 2018. As of December 31, 2017 and 2018, our accumulated deficit was RMB1,185.6 million and RMB1,615.1 million (US$234.9 million), respectively.

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

Our strong customer and industry relationships afford us insight into the size, timing, and location of future demand which is reflected in our data center resource development plan. We source new data center resources by: (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield sites or converting existing industrial buildings; (ii) leasing existing data center capacity from third-party wholesale providers; and, (iii) acquiring high performance data centers from other companies. Regardless of the source of our data center resource, we ensure that the facilities meet the high-performance standards required by our target customers. After procuring greenfield sites or existing buildings for conversion, we design and, through cooperation with developers, contractors, and suppliers, build out the facility to our advanced design and high technical specifications.

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

Once data center resource becomes billable, customers are charged a fixed price over the life of the contract for colocation services and managed services. In certain contracts, the customers are also charged for actual power consumed. Area committed is included in area utilized when we commence generating revenue from the customer under the terms of the contract.

For our in-service data centers, we aim to maintain high levels of long-term utilization. As of December 31, 2018, our commitment rate was 94.9% of aggregate net floor area in service, while our utilization rate was 67.6%. The difference between commitment rate and utilization rate reflects the contracts which were still in the process of moving into our data centers. If we secure pre-commitments from customers, particularly large-scale capacity commitments from anchor customers, we expect that our utilization rate will continue to lag our commitment rate due to the longer time taken to move in associated with these types of contracts.

Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer contracts and substantial backlog. We endeavor to provide high levels of customer service, support, and satisfaction so as to maintain long-term customer relationships and high rates of contract renewals for our services.

Our Data Centers

Our data centers are large-scale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT infrastructure. We install large power capacity, together with engineering technologies to optimize power usage efficiency, enabling our customers to deploy their IT infrastructure more efficiently and reduce their operating and capital costs. Our data centers are located in close proximity to the corporate headquarters and key operations centers of many large enterprises, providing convenient access for our customers, as well as in areas where there are extensive telecommunications networks enabling our customers to enhance the performance and lower the cost of connectivity to our data centers. Our data centers are strategically located in Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu, which are the primary financial, commercial, industrial and communications hubs in each region of China, and where demand is concentrated. In 2018, we developed and now operate a new data center campus in Hebei province, China. We continue to source and secure additional data center resources in China’s primary economic hubs. Moreover, in 2018, we commenced the construction of two new data centers located in Kunshan, which are expected to be delivered in 2020. The new data centers have an aggregate capacity of approximately 11,400 sqm of IT area, which has been 100% pre-committed by our strategic hyper-scale customers for their cloud expansion requirements.

The following table presents certain information relating to our data center portfolio as of December 31, 2018:

(Sqm)	Area in service	Area under construction	Area held for development
Location
Shanghai	56,685	29,505	9,185
Shenzhen	30,154	6,821	7,334
Guangzhou	22,178	0	14,000
Beijing	21,418	28,875	19,881
Hong Kong region	953	0	7,061
Chengdu	14,512	0	21,506
Hebei province	14,456	0	0

Total	160,356	65,201	78,967
Type
Self-developed	150,517	65,201	78,967
Third party	9,839	0	0

Total	160,356	65,201	78,967

As of December 31, 2018, our total area committed was 183,743 sqm, of which 152,163 sqm and 31,580 sqm related to data centers in service and data centers under construction, respectively.

Self-developed Data Centers

As of December 31, 2018, we operated twenty-six self-developed data centers with an aggregate net floor area of 150,517 sqm in service. We also operated capacity at approximately eighteen third-party data centers with an aggregate net floor area of 9,839 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further nine new self-developed data centers, and multiple phases of existing two data centers, which collectively have an aggregate net floor area of 65,201 sqm, under construction. In addition, we had an estimated aggregate developable net floor area of approximately 79,000 sqm held for future development and had entered into a memorandum of understanding for leasing of three data center shell buildings that we expect to provide us with additional net floor area of approximately 30,000 sqm.

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

•                  High Power Efficiency.  Our self-developed data centers are designed to achieve high power efficiency, which is expressed conversely by a low PUE ratio. Our self-developed data centers had around 1.4 times power usage effectiveness, or PUE on average in stabilized operation, compared with an average of 1.7 times for data centers built from 2011 to mid-2013 in China and a PUE of more than 2.0 times for some older data centers, according to the MIIT. High power efficiency reduces operating costs, for the benefit of our customers and ourselves.

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

Types of Data Centers.  We have a diversified and flexible approach to developing our data center portfolio. We categorize our data centers into the following two types:

•                  Purpose-Built.  Purpose-built data centers are facilities which are designed and constructed specifically for use as data centers. Our purpose-built facilities comprise those that we design ourselves and for which we directly oversee the construction and fit out, as well as certain of the facilities that we lease or have acquired from third-parties. Purpose-built facilities represent approximately 47.9% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2018.

•                  Converted.  Conversion involves repurposing existing industrial buildings for use as data centers. We undertake conversions in order to fulfill demand where time-to-market and site opportunity do not allow us to purpose-build. We carefully select such buildings based on their suitability for use as data centers. We design and construct to the same high technical specifications as our purpose-built data centers, so as to ensure that the end-product is of a comparable standard. Converted facilities represent approximately 52.1% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2018.

Data Center Tenure.  We hold our data centers either through direct ownership or lease. In China, land cannot be owned outright, but is secured through land use rights. For self-developed data centers that we own, we have rights to use the underlying land for up to 43 years, which is close to the longest permissible period, plus ownership of the buildings and other fixed assets comprising the data center. For self-developed data centers that we lease, we enter into long-term leases with the owners of the building generally for periods of fifteen to twenty years, which is the longest permitted lease period under PRC law. For third-party data centers where we lease capacity on a wholesale basis, we typically enter into leases for fixed terms of three to ten years.

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

Self-Developed Data Centers in Service:  The following table sets forth additional details concerning our portfolio of self-developed data centers in service as of December 31, 2018:

Market	Data center	Date ready for service (HHYY)	Type	Tenure	Area in service	Area committed	Commitment rate(1)	Area utilized	Utilization rate(2)
Shanghai	KS1	2H10	Purpose-Built	Owned	6,546	6,347	97%	6,144	94%
	SH1	2H11	Purpose-Built	Leased	6,432	6,238	97%	6,095	95%
	SH2	2H15	Purpose-Built	Leased	7,712	7,653	99%	7,372	96%
	SH3	2H16	Purpose-Built	Leased	7,950	7,832	99%	7,146	90%
	SH4	2H17	Purpose-Built	Leased	8,415	8,027	95%	4,707	56%
	SH5 (Phase 1)(3)	1H18	Converted	Leased	2,040	2,040	100%	1,059	52%
	SH6	2H18	Purpose-Built	Leased	7,540	3,546	47%	0	0%
	SH8	2H18	Converted	Leased	4,924	4,274	87%	2,354	48%
	SH11	1H18	Converted	Leased	4,214	4,214	100%	1,885	45%
Shenzhen	SZ1	2H14	Converted	Leased	4,286	4,225	99%	4,218	98%
	SZ2	1H16	Converted	Leased	4,308	4,308	100%	4,294	100%
	SZ3	2H16	Converted	Leased	2,678	2,323	87%	2,177	81%
	SZ4 (Phase 1) (3)	2H17	Converted	Leased	4,677	4,528	97%	229	5%
	SZ5 (Phase 1) (3)	1H17	Converted	Leased	5,000	5,000	100%	5,000	100%
	SZ5 (Phase 2) (3)	1H18	Converted	Leased	7,858	7,858	100%	6,458	82%
Guangzhou	GZ1	1H16	Converted	Leased	6,521	6,521	100%	6,521	100%
	GZ2	2H17	Converted	Leased	6,131	6,131	100%	5,959	97%
	GZ3 (Phase 1) (3)	1H18	Purpose-Built	Leased	7,648	7,648	100%	7,338	96%
Beijing	BJ1	2H15	Converted	Leased	2,435	2,431	100%	2,386	98%
	BJ2	2H17	Converted	Leased	5,816	5,664	97%	4,810	83%
	BJ3	2H17	Converted	Leased	3,144	3,144	100%	2,819	90%
	BJ5 (Phase 1) (3)	2H18	Converted	Leased	5,274	5,274	100%	0	0%
Hebei	HB1	1H18	Purpose-Built	Leased	5,132	5,132	100%	4,185	82%
	HB2	2H18	Purpose-Built	Leased	4,662	4,662	100%	2,958	63%
	HB3	2H18	Purpose-Built	Leased	4,662	4,662	100%	2,050	44%
Chengdu	CD1	1H17	Purpose-Built	Owned	6,262	6,248	100%	3,567	57%
	CD2 (Phase 1) (3)	2H18	Purpose-Built	Owned	8,250	8,250	100%	0	0%

(1)             The ratio of area committed to area in service.

(2)             The ratio of area utilized to area in service.

(3)             We are developing our SH5, SZ4, SZ5, GZ3, BJ5 and CD2 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the SH5, SZ4, SZ5, GZ3, BJ5 and CD2 project.

As of December 31, 2018, we had invested an aggregate RMB9,983.4 million (US$1,452.0 million) in our data centers in service and expect to invest approximately an additional RMB243.7 million (US$35.4 million) to complete fitting out these data centers.

Self-Developed Data Centers Under Construction.  The following data table presents certain information relating to our self-developed data centers under construction as of December 31, 2018:

Market	Data center	Estimated date ready for service (HHYY)	Type	Tenure	Area under construction	Area pre- committed	Pre-commitment rate (1)
Shanghai	KS2	1H20	Purpose-Built	Owned	6,120	6,120	100%
	KS3	1H20	Purpose-Built	Owned	5,290	5,290	100%
	SH7	2H19	Purpose-Built	Leased	7,071	0	0%
	SH9	1H19	Converted	Leased	3,880	3,880	100%
	SH10	2H19	Converted	Leased	3,491	0	0%
	SH12	2H19	Purpose-Built	Leased	3,653	3,653	100%
Shenzhen	SZ5 (Phase 3)(2)	1H19	Converted	Leased	6,821	0	0%
Beijing	BJ4	1H19	Converted	Leased	4,500	0	0%
	BJ5 (Phase 2) (2)	1H19	Converted	Leased	8,092	7,637	94%
	BJ6	2H19	Converted	Leased	5,167	0	0%
	BJ7	2H19	Converted	Leased	11,116	5,000	45%

(1)         The ratio of area pre-committed divided by the area under construction.

(2)         We are developing our SZ5 and BJ5 data centers in phases. The categorization of data centers by stage of development is applied to each phase of SZ5 and BJ5 development.

As of December 31, 2018, we had invested RMB466.2 million (US$67.8 million) in our data centers under construction and expect to invest approximately an additional RMB3,532.8 million (US$513.8 million) to complete construction in these data centers.

Self-Developed Data Center Resources Held for Future Development. We have also secured data center resources that we classify as held for future development. We have entered into leases and development agreements or secured land which could potentially be developed into data centers with an estimated aggregate developable net floor area of approximately 79,000 sqm. Self-developed data center resources held for future development include: (i) SZ4 (Phase 2), an existing building in Shenzhen which we have leased and which we are developing in two phases; (ii) a site in Beijing for a purpose-built facility that is subject to the local power bureau relocating overhead power supply lines which affect the use of the site; (iii) CD2 (Phase 2) for which we have secured land use rights and which we are developing in two phases; (iv) a site in Chengdu adjacent to CD1 and CD2 for which we have secured land use rights; (v) SH5 (Phase 2), extension of an existing building in Shanghai which we have leased and are developing in two phases; (vi) SH13, a building under construction by the developer in Shanghai which we have leased, but not yet taken delivery; (vii) SZ6, an existing building in Shenzhen which we have secured; (viii) GZ4 and GZ5, two existing buildings in Guangzhou which we have leased; (ix) BJ8, an existing building adjacent to BJ7 in Beijing which we have leased; (x) HK1, a site in Hong Kong for which we have secured land use rights.

In early 2019, we have reached agreement to renew a memorandum of understanding, previously entered into in September 2016, with a property development company for the lease of three data center shell buildings to be built-to-suit in phases on a site in the Shanghai Waigaoqiao Free Trade Zone in close proximity to our existing data centers. Once the built-to-suit lease agreements are finalized, we expect these buildings to provide us with additional data center net floor area of approximately 30,000 sqm.

In January 2019, we entered into an agreement with the local government to acquire the land use right for a parcel of land in Guangzhou for the development of three data centers with additional data center net floor area of approximately 34,200 sqm, and we have paid the entire consideration for the purchase price. We are in the process of obtaining the relevant land use right certificate for such parcel of land.

Between August 2018 and February 2019, we have entered into several framework agreements or equivalent legal documents with relevant local governments and development agencies with a view to potentially acquiring the land use rights for certain parcels of land for the development of data centers in (i) Changshu, located approximately 70 kilometers from Shanghai city center, and Langfang, located approximately 50 kilometers from Beijing city center, (ii) Chengdu, which is approximately 65 kilometers from our existing data centers in Chengdu, and (iii) Chongqing, which is a new core market for our company. The acquisition of such land use rights is subject to execution of definitive agreements. We expect that consummation of these acquisitions would provide us with additional developable net floor area of approximately 200,000 sqm. The developable net floor area estimates are subject to a number of contingencies and uncertainties.

Third-party data centers

In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. As of December 31, 2018, we operated capacity at approximately eighteen third-party data centers with an aggregate net floor area of 9,839 sqm in service.

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

•                  Commissioning and Fit Out.  After the shell and core of a building are completed, we work with our contractors and suppliers to make the data center ready for service, or RFS. This involves: (i) obtaining necessary operating permits and approvals; (ii) equipping and fitting out the critical facilities area for utilization by customers; and, (iii) pre-operational testing, also referred to as commissioning, to ensure that the facility is fully functioning and capable of providing the required service levels. We have a team dedicated to testing and commissioning before operations commence.

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

We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We also have developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for almost 10 years, and received certification for ISO 22301 in September 2016. In October 2016, the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business critical infrastructure, awarded five of our data centers with their “Management and Operations (“M&O”) Approved Site” awards. As of the date of this annual report on Form 20-F, four data centers are re-awarded with such “M&O Approved Site” awards and one data center in the process of renewing. We are also in the process of applying for such awards to be granted to certain of our other data centers in 2019. We believe that our standard of data center operations, which reflects our history and culture as an IT service provider, set us apart from many data center service providers in China.

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

We currently serve approximately 590 customers, including cloud service providers and large Internet companies, a diverse community of PRC and foreign financial institutions as well as telecommunications and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. We host a number of the largest cloud service providers operating in China, including Aliyun, the cloud computing unit of Alibaba, which are present in several of our data centers.

Our cloud service provider, large Internet and financial institution end user customers accounted for 71.3%, 16.0% and 7.9% of our total area committed as of December 31, 2018, respectively. Our four largest end user customers accounted for 27.9%, 24.2%, 11.4% and 10.3%, respectively, of our total area committed as of December 31, 2018. No other end user customer accounted for 10% or more of our total area committed as of that date.

The following table presents the total area committed of our top five end user customers, all of which are cloud service providers or large Internet companies, as of December 31, 2018:

End User Customer	Total area committed (sqm) (1)	Total area committed (%)
Customer 1	51,304	27.9%
Customer 2	44,429	24.2%
Customer 3	20,911	11.4%
Customer 4	18,957	10.3%
Customer 5	5,252	2.9%

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

Contract Terms and Pricing

Pricing in our contracts is for a fixed amount which usually includes a stated amount of space, power commitment and other bundled services. Certain contracts with our customers charge variable considerations that are primarily based on the customers’ usage of such services. Power commitment means the right to use a stated amount of power. Pricing is generally flat over the contract term but subject to adjustments when power tariffs change. Where power tariffs change, we adjust the pricing to reflect the change in power cost going forward. For some customers, we charge for actual power consumed. A substantial majority of our customer contracts are multi-year contracts. Contracts for our cloud service provider and large Internet customers typically have terms of three to ten years, while contracts with our financial institution and enterprise customers are for between one to five years.  Our typical service contract provides a notice period of one to six months for early termination, and in certain cases, we are entitled to a substantial amount of early termination damages equivalent to up to 12 months’ service fee, in addition to payment for our services already provided before such early termination.

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

We also compete with other carrier-neutral data center service providers, including:

•                  Domestic carrier-neutral data center service providers.  We compete with domestic carrier-neutral data center service providers with a presence in some of our markets, such as Sinnet, Dr. Peng, Baosight, AtHub and 21Vianet. We believe that we are well positioned in terms of our operational track record and our ability to: deliver high-performance data center services in all key markets; maintain consistently high facility and service quality; continue capacity expansion in all key markets to accommodate growing demand; and provide differentiated managed service offerings with a unique value proposition.

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

Employees and Training

We had 609, 740 and 893 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees by function as of December 31, 2018:

	Number of Employees	% of Total
Colocation services	440	49.3%
Managed services	99	11.1%
Sales and marketing	82	9.2%
Management, finance and administration	272	30.4%
Total	893	100.0%

To maintain the highest level of service, employee training and certification is essential to ensure that our employees meet and exceed industry requirements. Many of our engineering employees have received training and certifications from globally-recognized IT service organizations, such as IBM AS/400 certifications, CCIE Safety Certified qualifications, Vmware VCP and CISP Certificates.

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

Our offices are located on leased premises totaling approximately 8,700 sqm across China. We lease our office premises from unrelated third parties.

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

On August 2, 2018, a securities class action lawsuit was filed against GDS Holdings Limited, our Chief Executive Officer William Huang, and our Chief Financial Officer Daniel Newman by Hamza Ramzan, a GDS shareholder. The complaint purports to assert claims on behalf of a class comprising purchasers of GDS’s ADS shares during the proposed class period from March 29, 2018 to July 31, 2018. The lawsuit was filed in the United States District Court for the Eastern District of Texas. On October 26, 2018 the Court appointed GDS shareholder Yuanli He as the lead plaintiff in the lawsuit, and on December 24, 2018 plaintiffs filed a consolidated amended complaint. The amended complaint alleges, among other things, that GDS made material misstatements and omissions in its 2017 Form 20-F Annual Report with respect to the commitment rate and utilization rate at GDS’s GZ1 data center, and inflated the purchase prices for its acquisitions of the GZ2, GZ3, and SZ5 data centers. The complaint alleges violations of Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC, against GDS, our Chief Executive Officer William Huang, and our Chief Financial Officer Daniel Newman, and also alleges control person claims under Section 20(a) of the Exchange Act against our Chief Executive Officer William Huang and our Chief Financial Officer Daniel Newman. The complaint seeks, among other relief, class certification of the lawsuit, unspecified damages, prejudgment and postjudgment interest, costs and expenses. We believe we have meritorious defenses to each of the claims in this lawsuit and we are prepared to vigorously defend against its allegations. On February 22, 2019, GDS, our Chief Executive Officer William Huang and our Chief Financial Officer Daniel Newman, filed a motion to dismiss the amended complaint and, alternatively, to transfer venue to the United States District Court for the Southern District of New York. There can be no assurance, however, that we will be successful. As of the date of this annual report on Form 20-F, this lawsuit is in its preliminary stages; at present, we cannot reasonably assess the likelihood of any unfavorable outcome, nor can we reasonably estimate the amount, or range, of potential losses, if any, related to the lawsuit. Accordingly, we have not recorded any liabilities in respect of this lawsuit.

Other than as described above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, could have a material adverse effect on our business, financial condition or results of operation.

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

In June 2018, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which took effective in July 2018. The Negative List expands the scope of industries in which foreign investment is permitted by reducing the number of industries that fall within the Negative List. Foreign investment in value-added telecommunications services (other than e-commerce), including Internet data center services, still falls within the Negative List.

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

In 2017, we received approvals from the MIIT to expand the scope of GDS Beijing’s IDC licenses to cover Internet resources collaboration services, fixed network domestic data transmission services and domestic Internet virtual private networks service which, among other things, enable us to provide connectivity services over our own network to cloud and enterprise customers colocated in all of our data centers.

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

Recently new regulations, policies and controls have been published with respect to the construction or development of new data centers, and rebuilding or expansion of existing data centers. For example, on January 21, 2019, MIIT, National Government Office Administration and National Energy Administration jointly published their Guidance on Promotion of Green Data Center Construction, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the PUE of newly constructed large and extra large data centers at or below 1.4 from the year 2022 onward. On September 6, 2018, the General Office of the People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition), or the 2018 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015. The 2018 Catalogue prohibits new construction or expansion within Beijing’s municipal boundaries of data centers which are involved in providing Internet data services or information processing and storage support services, except for cloud computing data centers with PUE lower than 1.4. In addition, new construction or expansion of data centers which are involved in providing Internet data services or information processing and storage support services with PUE lower than 1.4 is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town.

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

The PRC government regulates the security and confidentiality of Internet users’ information.  The Administrative Measures on Internet Information Service, the Regulations on Technical Measures of Internet Security Protection and the Provisions on Protecting Personal Information of Telecommunication and Internet Users set forth strict requirements to protect personal information of Internet users and require Internet information service providers to maintain adequate systems to protect the security of such information.  Personal information collected must be used only in connection with the services provided by the Internet information service provider. Moreover, the Rules for Regulating the Order in the Market for Internet Information Service also protect Internet users’ personal information by (i) prohibiting Internet information service providers from unauthorized collection, disclosure or use of their users’ personal information and (ii) requiring Internet information service providers to take measures to safeguard their users’ personal information.

The Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which was approved by the Standing Committee of the National People’s Congress came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and strengthening network information management by taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, effectively addressing network security, preventing illegal and criminal activities, and maintaining the integrity, confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of critical information infrastructure, including that such network operators with operations in the PRC shall store personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law.

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

According to the Social Insurance Law promulgated by SCNPC which became effective from July 1, 2011 and was amended on December 29, 2018, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance.

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

On June 9, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party.

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

Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were exempted from PRC enterprise income tax. However, such exemption was revoked by the Enterprise Income Tax Law and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, according to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued by the State Administration of Taxation on February 3, 2018 and became effective on April 1, 2018, when determining an applicant’s status as a “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in other countries or regions, whether the business operated by the applicant constitutes actual business activities, and whether the country or region which is a counterparty to the tax treaty does not levy any tax, grants tax exemption on relevant income, or levies tax at an extremely low rate, will be taken into account. Such factors will be analyzed according to the actual circumstances of each specific case. This circular further provides that applicants who intend to prove his or her status as a “beneficial owner” shall submit relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements issued by the State Administration of Taxation on August 27, 2015, and recently amended on June 15, 2018.

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

In April 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11%, respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at a deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

C.            Organizational Structure

Our Corporate Structure

The following diagrams illustrate our corporate structure as of December 31, 2018. They omit certain entities that are immaterial to our results of operations, business and financial condition. Equity interests depicted in this diagram are held as to 100%. The relationships between each of GDS Shanghai and GDS Beijing and GDS Management Company as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)         Includes 31 subsidiaries and consolidated entities (aside from EDSUZ (HK) Limited, shown above) incorporated in Hong Kong, 23 of which hold our PRC-incorporated data center companies, and four additional subsidiaries incorporated in the British Virgin Islands, Macau and Singapore, but excludes dormant or immaterial entities with no material business. See the chart below for details on the data center holding companies.

(2)         Includes 26 additional subsidiaries and consolidated entities incorporated in China. See the chart below for details on the data center companies.

(3)         GDS Management Company also holds equity interests of 9 subsidiaries and consolidated entities incorporated in China. See the below chart for details on the data center companies.

(3)         Holds equity interests of 99.90% in GDS Shanghai, and of approximately 99.97% in GDS Beijing.

(4)         Holds equity interests of 0.10% in GDS Shanghai, and of approximately 0.03% in GDS Beijing.

(5)         GDS Beijing holds equity interests of 1% in Zhangbei Yuntong, and GDS Suzhou holds equity interests of 99% in Zhangbei Yuntong.

Weiteng Construction, Weiteng Network, Weiteng Data, Shenzhen Yaode, EDC Shanghai Waigaoqiao, Shanghai Cai Tuo and Zhangbei Yuntong operate the GZ1, GZ2, GZ3, SZ5, SH1, SH11 and HB1/2/3 data centers, respectively. Other data centers are operated by the data center companies indicated in the diagram above, which in turn are held by data center holding companies indicated in the diagram above. The following diagram illustrates the structure of these data center holding companies and their data center companies:

(1)         GDS Management Company holds 95% equity interest in Shanghai Shulan.

(2)         GDS Management Company holds 98% equity interest in Beijing Shou Rong Yun, and Linkdc Pte. Ltd. holds 2% equity interest in Beijing Shou Rong Yun.

The following table sets forth the full legal names of the data center holding companies and corresponding project companies:

Data center holding company	Data center company	Data center
EDS (HK) Limited	Shenzhen Yungang EDC Technology Co., Ltd., or EDC Shenzhen	Shenzhen data centers SZ1, SZ2 and SZ3
EDB (HK) Limited	Beijing Wanguo Shu’an Science & Technology Development Co., Ltd., or EDC Beijing Wanguo Shu’an	Site in Beijing for future development
EDB II (HK) Limited	Beijing Hengpu’an Data Technology Development Co., Ltd., or EDC Beijing Heng Pu An	Beijing data centers BJ1 and BJ2
	Beijing Hengchang Data Technology Co., Ltd., or EDC Beijing Hengchang	Beijing data center BJ3
FEP (HK) Limited	Guojin Technology (Kunshan) Co., Ltd., or EDC Guojin	Kunshan data center KS2 and KS3
EDE I (HK) Limited	Shanghai Yungang EDC Technology Co., Ltd., or EDC Shanghai Yungang	Shanghai data center SH2 and SH3
EDKS (HK) Limited	Shenzhen Pingshan New Area Global Data Science & Technology Development Co., Ltd., or EDC Shenzhen Pingshan	Shenzhen data center SZ4
EDC China Holdings Limited	EDC Technology (Suzhou) Co., Ltd., or EDC Suzhou	—
	EDC (Chengdu) Industry Co., Ltd., or EDC Chengdu	Chengdu data center CD1, CD2 and CD3
	EDC Technology (Kunshan) Co., Ltd., or EDC Kunshan	Kunshan data center KS1
EDH (HK) Limited	Shanghai Shuchang Data Science & Technology Co., Ltd., or Shanghai Shuchang	Shanghai data center SH4
EDE II (HK) Limited	Shanghai Wanshu Data Technology Co., Ltd., or EDC Shanghai Wanshu	Shanghai data center SH5
EDCD (HK) Limited	Shanghai Puchang Data Science & Technology Co., Ltd., or Shanghai Puchang	Shanghai data centers SH6 and SH7
EBSD (HK) Limited	Shanghai Shuyao Data Technology Co., Ltd., or Shanghai Shuyao	Shanghai data center SH8
EDP (HK) Limited	Shanghai Shuge Data Science & Technology Co., Ltd., or Shanghai Shuge	Shanghai data center SH9, SH10
EDSN (HK) Limited	Shanghai Lingying Data Technology Co., Ltd., or Shanghai Lingying	Shanghai data center SH12
EBG (HK) Limited	Beijing Wan Qing Teng Science & Technology Co., Ltd., or Beijing Wan Qing Teng	Beijing data center BJ5
EDKH (HK) Limited	Guangzhou Wanxu Technology Services Co., Ltd., or Guangzhou Wanxu	Site in Guangzhou for future development
GDS Management Company	Shanghai Shulan Data Science & Technology Co., Ltd., or Shanghai Shulan	Shanghai data center SH13
	Shou Xin Yun (Beijing) Science & Technology Co., Ltd., or Beijing Shou Xin Yun	Beijing data center BJ4
	Shou Rong Yun (Beijing) Science & Technology Co., Ltd., or Beijing Shou Rong Yun	Beijing data center BJ6
	Beijing Hua Wei Yun Science & Technology Co., Ltd, or Beijing Hua Wei Yun	Beijing data center BJ7
	Beijing Wan Teng Yun Science & Technology Co., Ltd, or Beijing Wan Teng Yun	Beijing data center BJ8
	Guangzhou Wanzhuo Data &Technology Co., Ltd., or Guangzhou Wanzhuo	Guangzhou data centers GZ4 and GZ5

Contractual Arrangements with Our Affiliated Consolidated Entities

Contractual Arrangements among GDS Management Company, GDS Beijing and GDS Shanghai

Due to PRC legal restrictions on foreign ownership and investment in VATS, and IDC services in particular, we currently conduct these activities mainly through GDS Suzhou, an operating subsidiary of GDS Beijing that is now authorized by GDS Beijing to provide IDC services. Each of GDS Beijing and GDS Shanghai holds an IDC license which is required to operate our business. We effectively control GDS Beijing and GDS Shanghai through a series of contractual arrangements between these consolidated VIEs, their shareholders and GDS Management Company. These contractual arrangements allow us to:

•                  exercise effective control over our consolidated VIEs, namely GDS Shanghai, GDS Beijing and GDS Beijing’s subsidiaries, namely EDC Shanghai Waigaoqiao, GDS Suzhou, Kunshan Wanyu, Weiteng Construction, Beijing Yixin, Zhangbei Yuntong, Shenzhen Yaode, Shenzhen Jinyao, Shanghai Jinkai Beijing Wan Chang Yun, Shanghai Cai Tuo, Guangzhou Weiteng Data and Guangzhou Weiteng Network;

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC regulatory authorities find that the agreements that establish the structure for providing our IDC services do not comply with PRC government restrictions on foreign investment in IDC services, we could be subject to severe penalties, including being prohibited from continuing operations.

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

Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. Our data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud-neutral, which enables our customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom we host in our facilities. We offer colocation and managed services, including a unique and innovative managed cloud value proposition. We have an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. As of December 31, 2018, we had an aggregate net floor area of 160,356 sqm in service, 94.9% of which was committed, and an aggregate net floor area of 65,201 sqm under construction, 48.4% of which was pre-committed.

We have experienced significant growth in recent years. Our net revenue grew from RMB1,056.0 million in 2016 to RMB 1,616.2 million in 2017, representing an increase of 53.1%, and further increased to RMB2,792.1 million (US$406.1 million) in 2018, representing an increase of 72.8%. Revenues from colocation services grew from RMB770.1 million in 2016 to RMB1,219.1 million in 2017, and further grew to RMB2,104.3 million (US$306.1 million) in 2018, representing 72.9%, 75.4% and 75.4% of total net revenue, respectively. Our net revenues from managed services and consulting services were RMB232.9 million, RMB372.8 million and RMB655.2 million (US$95.3 million) in 2016, 2017 and 2018, representing 22.1%, 23.1% and 23.4% of total net revenue over the same periods, respectively. Revenue from IT equipment sales decrease from RMB53.0 million in 2016 to RMB24.3 million in 2017, and increased to RMB32.6 million (US$4.7 million) in 2018, representing 5.0%, 1.5% and 1.2% of total net revenue, respectively. Our adjusted EBITDA increased from RMB270.5 million in 2016 to RMB512.3 million in 2017, and further increased to RMB1,046.5 million (US$152.2 million) in 2018. Our net loss increased from RMB276.4 million in 2016 to RMB326.9 million in 2017, and increased to RMB430.3 million (US$62.6 million) in 2018. As of December 31, 2017 and 2018, our accumulated deficit was RMB1,185.6 million and RMB1,615.1 million (US$234.9 million), respectively.

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

Ability to Source and Develop Data Centers

Our revenue growth depends on our ability to source and develop additional data centers. As it typically takes a minimum of twelve to eighteen months to develop a data center together with racks and equipment installed, we must commit to development in advance of realizing a benefit from our investment. We endeavor to ensure continuous availability of data center capacity to satisfy customer demand by maintaining a supply of high-performance data centers in various stages of development—from identified sites, to data centers under construction to available net floor areas in existing data centers. We expand our sourcing of new data center area by (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield sites or converting existing industrial buildings, (ii) leasing existing data center capacity from third-party wholesale providers, and (iii) acquiring high-performance data centers from other companies. Our ability to maintain a growing supply of data center assets directly affects our revenue growth potential.

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

Ability to Secure Commitments for Data Center Services from Our Customers and Minimize Move-in Periods

Due to the lengthy time period required to build data centers and the long-term nature of these investments, if we overestimate market demand for data center resources, our utilization rate, which is the ratio of area utilized to area in service would be reduced, which would adversely affect our results of operations. Our revenue growth depends on our ability to secure commitments for our data center services. We focus on obtaining these commitments during the construction phase by entering into pre-commitment agreements with customers and endeavor to maximize total area committed. While providing flexibility to customers, we also aim to minimize move-in period so as to provide billable services and to start generating revenue. Accordingly, our results of operations are highly influenced by our ability to maintain a high utilization rate. Our total area committed increased from 61,043 sqm as of December 31, 2016 to 102,528 sqm as of December 31, 2017, and further to 183,743 sqm as of December 31, 2018, while area utilized increased from 37,082 sqm as of December 31, 2016 to 61,713 sqm as of December 31, 2017, and further to 108,326 sqm as of December 31, 2018. Move-in periods, and minimum commitments over the move-in period, vary significantly from customer to customer. We strive to optimize our customer mix to achieve high commitment rates and utilization rates and a high proportion of long-term relationships.

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

Utilization rate:  the ratio of area utilized to area in service.

The following table sets forth our key performance indicators as of December 31, 2016, 2017 and 2018.

	As of December 31,
(Sqm, %)	2016		2017		2018
Area in service	60,982		101,258		160,356
Area under construction	25,055		24,505		65,201
Area committed	54,258	(1)	92,961	(1)	152,163	(1)
Area pre-committed	6,785	(1)	9,567	(1)	31,580	(1)
Total area committed	61,043	(1)	102,528	(1)	183,743	(1)
Commitment rate	89.0%		91.8%		94.9%
Pre-commitment rate	27.1%		39.0%		48.4%
Area utilized	37,082		61,713		108,326
Utilization rate	60.8%		60.9%		67.6%

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

	Year Ended December 31,
	2016		2017		2018
	RMB	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except for percentages)
Net revenue
Service revenue	1,003,015	95.0	1,591,860	98.5	2,759,490	401,351	98.8
IT equipment sales	52,945	5.0	24,306	1.5	32,587	4,740	1.2
Total	1,055,960	100.0	1,616,166	100.0	2,792,077	406,091	100.0
Cost of revenue	(790,286)	(74.8)	(1,207,694)	(74.7)	(2,169,636)	(315,560)	(77.7)
Gross profit	265,674	25.2	408,472	25.3	622,441	90,531	22.3

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

Our managed services include managed hosting and managed cloud services. Our managed hosting services comprise a broad range of value-added services, covering each layer of the data center IT value chain. Our suite of managed hosting services includes technical services, network management services, data storage services, system security services, database services and server middleware services. The majority of our managed hosting services revenue is provided to customers for a fixed amount over the contract service period and billed on a monthly or quarterly basis. Revenue from managed hosting services is recognized ratably over the term of the contractual service period. Our suite of managed cloud services includes direct private connection to major cloud platforms, the provision of cloud infrastructure, including cloud resources, and the provision of solutions to assist our customers in managing their hybrid clouds.

Certain contracts with our customers for provision of colocation services and managed hosting services charge variable considerations that are primarily based on customers’ usage of such services. Revenues under such variable consideration contracts are recognized based on the agreed usage-based fees as the services are rendered during the contract term.

We are subject to VAT at a rate of 6% on the IDC services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide.

We consider our customers to be the end users of our data center services. We may enter into contracts directly with our end user customers or through intermediate contracting parties. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had two end user customers that generated 18.6% and 14.6% of our total net revenue in 2016, one end user customer that generated 25.2% of our total net revenue in 2017, and two end user customers that generated 27.0% and 17.4% of our total net revenue in 2018, respectively. No other end user customer accounted for 10% or more of our total net revenue during the periods. We expect our total net revenue will continue to be highly dependent on a limited number of end user customers who account for a large percentage of our total area committed. As of December 31, 2018, we had four end user customers who accounted for 27.9%, 24.2%, 11.4% and 10.3%, respectively, of our total area committed. No other end user customer accounted for 10% or more of our total area committed.

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

	Year Ended December 31,
	2016		2017		2018
	RMB	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except for percentages)
Selling and marketing expenses	71,578	6.8	90,118	5.6	110,570	16,082	4.0
General and administrative expenses	227,370	21.5	228,864	14.2	329,601	47,938	11.8
Research and development expenses	9,100	0.9	7,261	0.4	13,915	2,024	0.5
Total operating expenses	308,048	29.2	326,243	20.2	454,086	66,044	16.3

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

In addition, as a public company, we have incurred increasing legal, accounting and other expenses, including costs associated with public company reporting requirements. We have also incurred costs in order to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations implemented by the SEC and Nasdaq. We expect that such compliance, together with the growth and expansion of our business, will cause our general and administrative expenses to increase.

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

	Year Ended December 31,
	2016		2017		2018
	RMB	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except for percentages)
Cost of revenue	2,114	0.2	9,941	0.6	18,008	2,619	0.6
Selling and marketing	6,590	0.6	18,390	1.1	25,213	3,667	0.9
General and administrative	55,409	5.2	30,866	1.9	61,707	8,976	2.2
Research and development	52	0.0	646	0.1	949	138	0.1
Total share-based compensation expenses	64,165	6.0	59,843	3.7	105,877	15,400	3.8

We incurred higher share-based compensation expenses in 2018 as compared to 2017 due to grants of 13,475,060 restricted shares and 12,941,952 restricted shares in July 2017 and August 2018, respectively, to employees, officers and directors. We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plans and incur further share-based compensation expenses in future periods.

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

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends by us to our shareholders, no British Virgin Islands withholding tax will be imposed.

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

Under the terms of the VIE Agreements, we have (i) the right to receive service fees on a yearly basis at an amount equivalent to all of the net profits of GDS Beijing and GDS Shanghai under the exclusive technology license and service agreements when such services are provided; (ii) the right to receive all dividends declared by GDS Beijing and GDS Shanghai and the right to all undistributed earnings of GDS Beijing and GDS Shanghai; (iii) the right to receive the residual benefits of the GDS Beijing and GDS Shanghai through its exclusive option to acquire 100% of the equity interests in GDS Beijing and GDS Shanghai, to the extent permitted under PRC law; and (iv) the right to require the shareholders of GDS Beijing and GDS Shanghai to appoint the PRC citizen(s) as designated by us to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of GDS Beijing and GDS Shanghai requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in GDS Beijing and GDS Shanghai, and appointing directors and executive officers. During the periods presented, we provided loans to GDS Beijing and GDS Shanghai to support their working capital requirements and for capitalization purposes.

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

Revenue Recognition

We recognize revenue as we satisfy a performance obligation by transferring control over a good or service to a customer. For each performance obligation satisfied over time, we recognize revenue over time by measuring progress toward complete satisfaction of that performance obligation. If we do not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time. Revenue is measured as the amount of consideration to which we expect to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

For contracts with customers that contain multiple performance obligations, we account for individual performance obligations separately if they are distinct or as a series of distinct obligations if the performance obligations meet the series criteria. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, taking into consideration market conditions, geographic locations and other factors. Other judgments include determining if any variable consideration (such as price increases, for example), should be included in the total contract value of the arrangement.

We derive revenue primarily from the delivery of colocation services and managed services, including managed hosting services and managed cloud services. The remainder of our revenue is from IT equipment sales that are either sold on a stand-alone basis or bundled in a managed hosting service contract arrangement and consulting services.

Colocation services are services where we provide space, power and cooling to customers for housing and operating their IT system equipment in our data centers. Colocation services are primarily provided to customers for a fixed consideration over the contract service period. Revenue from such colocation services, where services are provided to customers for a fixed amount over the contract service period, are recognized on a straight-line basis over the term of the contract. We have determined that our performance pattern to be straight-line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

Managed hosting services are services where we provide outsourced services to manage the customers’ data center operations, including data migration, IT operations, security and data storage. Managed hosting services are primarily provided to financial institution customers as a business continuity and disaster recovery solution, which are primarily provided to customers for a fixed consideration over the contract service period. Revenues from such managed hosting services where services are provided to customers for a fixed amount over the contract service period are recognized on a straight-line basis over the term of the contract. We have determined that its performance pattern to be straight-line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

Certain contracts with customers for colocation services and managed hosting services provide for variable considerations that are primarily based on the usage of such services.  Revenues on such contracts are recognized based on the agreed usage-based fees as the services are rendered throughout the contract term.

In certain colocation and managed hosting service contracts, we agree to charge customers for their actual power consumption. Relevant revenue is recognized based on actual power consumption during each period. In certain other colocation and managed hosting service contracts, we specify a fixed power consumption limit each month for customers. If a customer’s actual power consumption is below the limit, no additional fee is charged, while if its actual consumption is above the limit, we charge the customers additional power consumption fees calculated based on the portion of actual power consumption exceeding the limit, multiplied by a fixed unit price, which is determined based on market price and does not provide customers with material rights to acquire additional goods or services that the customer would not receive without entering into that contract. Accordingly, relevant revenue is recognized each month based on actual additional power consumption fees.

Managed cloud services are services where we (i) distribute and deliver virtual storage services to customers, including offering direct private connection to major cloud platforms, or CloudConnect, and (ii) provide cloud infrastructure, including cloud resources, and solutions to assist customers in managing their hybrid clouds, or CloudMix. Services are provided to certain customers for a fixed amount over the contract period, usually ranging from one to five years and are recognized on a straight-line basis over the contract period. Services are provided to remaining customers on a consumption basis, such as the amount of storage used in a period and the revenue is recognized based on customer’s utilization of such resources and rate specified in the contracts over the related contractual term beginning on the date on which the platform is made available to the customer.

Revenue recognized for colocation or managed hosting and cloud services delivered prior to billing is recorded within accounts receivable. We generally bill the customer in equal instalments on a monthly or quarterly basis.

Cash received in advance from customers prior to the delivery of the colocation or managed hosting and cloud services is recorded as deferred revenue.

The sale of IT equipment is recognized when the customer obtains control of the equipment, which is typically when delivery has occurred, the customer accepts the equipment and we have no further performance obligation after the delivery.

In certain managed service contracts, we sell and deliver IT equipment such as servers and computer terminals prior to the delivery of the services. Since sale of equipment can be distinguished, and is separately identifiable from other promises in the contract and it is distinct within the context of the contract, the sale of equipment is considered a separate performance obligation. Accordingly, the contract consideration is allocated to the equipment and the managed services based on their relative standalone selling prices.

Consulting services are provided to customers for a fixed amount over the service period, usually less than one year. We recognize revenues from consulting services over the period when the services were provided, since customers simultaneously receive and consume the benefit of the services. We use the input method based on the pattern of service provided to the customers.

Revenue is generally recognized on a gross basis as we are primarily responsible for fulfilling the contract, assume inventory risk and have discretion in establishing the price when selling to the customer. To the extent we do not meet the criteria for recognizing revenue on a gross basis, we record the revenue on a net basis.

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

Options to Directors, Officers and Employees

On May 1, 2016, we granted 11,084,840 share options under the 2014 share incentive plan to employees, officers and directors. These share options were fully vested upon the date of grant for past services and had an exercise price of US$0.7792 (RMB5.0328) per option. The options have a contractual term of five years.

Options to Non-employee Consultants

In June 2018, we granted 500,000 fully vested share options under the 2014 share incentive plan to an external consultant at an exercise price of US$0.7792 per option. The options have a contractual term of five years. There were no forfeitable and unvested non-employee options as of December 31, 2017 and 2018. The fair value of such options granted and immediately vested was determined to be approximately the difference between the grant date share price and the exercise price.

A summary of the share option activities is as follows:

Number of options
Options outstanding at January 1, 2016	17,193,534
Granted	11,551,507
Forfeited	(155,259)
Options outstanding at December 31, 2016	28,589,782
Granted	333,334
Exercised	(816,880)
Forfeited	(19,000)
Options outstanding at December 31, 2017	28,087,236
Granted	500,000
Exercised	(3,614,464)
Forfeited	(193,340)
Options outstanding at December 31, 2018	24,779,432

As of December 31, 2017 and 2018, 266,666 and nil forfeitable and unvested non-employee options were treated as unissued for accounting purposes and were not included in the table above.

We estimated the fair value of share options granted in May 2016 using the binomial option-pricing model with the assistance from an independent valuation firm. The fair value was estimated on the date of grant with the following assumptions.

Grant date:	May 2016
Risk-free rate of return	1.98%
Volatility	28.50%
Expected dividend yield	—
Exercise multiple	2.2
Fair value of underlying ordinary share	US$1.51
Expected term	5 years
Discount for lack of marketability	9.00%
Discount rate	11.40%

Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

The following table sets forth the fair value of our ordinary shares estimated with the assistance from an independent valuation firm.

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

The major assumptions used in calculating the fair value of ordinary shares include:

•                  Weighted average cost of capital, or WACC:  WACC of 11.4% was used for the date as of May 2016. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•                  Comparable companies:  In deriving the WACC, which is used as the discount rates under the income approach, ten publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) operate data centers or providing Internet data center services and (ii) China-based companies that are publicly listed in the United States or United States based and publicly listed companies.

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

Restricted shares to directors, officers and employees

In December 2016, July 2017 and August 2018, we granted 12,910,080, 13,475,060 and 12,941,952 non-vested restricted shares, respectively, to employees, officers and directors. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the acquisition date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions is recognized as a compensation expense using the graded-vesting method. The value of restricted shares subject to performance conditions is recognized as a compensation expense using the graded-vesting method only when achievement of the performance conditions becomes probable.

The fair value of the restricted shares was determined by the closing sale price of the shares as quoted on the stock exchange market on the grant date. The total fair value of restricted shares granted during the years ended December 31, 2016, 2017 and 2018 was RMB77.4 million, RMB73.3 million and RMB191.8 million (US$27.9 million), respectively, based on the fair value of the respective vesting dates.

A summary of the restricted share activity is as follows:

Number of Shares
Unvested at January 1, 2016	—
Granted	13,787,480
Vested	(877,400)
Forfeited	—
Unvested at December 31, 2016	12,910,080
Granted	13,977,060
Vested	(2,123,120)
Forfeited	(238,400)
Unvested at December 31, 2017	24,525,620
Granted	13,202,512
Vested	(7,326,620)
Forfeited	(891,008)
Unvested at December 31, 2018	29,510,504

We recognized restricted share related share-based compensation expenses of RMB4.7 million, RMB56.2 million and RMB89.8 million (US$13.1 million) for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, total unrecognized compensation expense relating to the unvested shares was RMB179.8 million (US$26.2 million). The expense is expected to be recognized over a weighted average period of 1.71 years using the graded-vesting attribution method. We did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2016, 2017 and 2018.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	December 2016	July 2017	August 2018
Risk-free rate of return	0.68~1.65%	1.29~1.63%	2.047% ~ 2.418%
Volatility	22.35~24.80%	20.43~21.48%	71.85%
Expected dividend yield	—	—	—
Share price at grant date	US$1.24	US$1.191	US$3.125
	(RMB8.6)	(RMB8.0)	(RMB21.3)
Expected term	1~5 years	2~4 years	2~4 years

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

If we were to be non-resident for PRC tax purposes, dividends paid to us from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The PRC Corporate Income Tax, or CIT law, and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. We have not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2016, 2017 and 2018, as we plan to permanently reinvest these earnings in the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Dividends payable to our foreign investors and gains on the sale of our ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax” and “—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Recently Issued Accounting Standards

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force), which clarifies the accounting for implementation costs incurred in a hosting arrangement that is a service contract. Capitalization of these implementation costs are accounted for under the same guidance as implementation costs incurred to develop or obtain internal-use software and recorded as a prepaid asset. These capitalized costs are to be expensed ratably over the hosting arrangement term as an operating expense, along with the service fees. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. We do not plan to early adopt this guidance and are evaluating the impact of the new standard.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. Under this ASU, key provisions include new, eliminated and modified disclosure requirements. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. We do not plan to early adopt this guidance and are evaluating the impact of the new standard.

In June 2018, FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The ASU expands the scope of Accounting Standards Codification (“ASC”) 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of ASC 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that ASC 718 does not apply to share-based payments used to effectively provide (i) financing to the issuer or (ii) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for us for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU should be applied on a prospective basis. The amendments in this ASU are effective for us for our annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The amendments in this ASU are effective for us for our fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance within ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11 and ASU 2018-20, collectively referred to as “ASC 842”. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and ASC 606. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities.

ASC 842 is effective for us on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (i) its effective date or (ii) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. We expect to use the effective date of January 1, 2019 as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

ASC 842 provides a number of optional practical expedients in transition. We will elect the package of the transition practical expedients, including (i) not to reassess whether any expired or existing contracts, including land easements that were not previously accounted for as leases, are or contain leases, (ii) not to reassess the lease classification for any expired or existing leases, (iii) not to reassess initial direct costs for any existing leases.

ASC 842 is expected to have a material effect on our consolidated financial statements. While continuing to assess all of the effects of adoption, we currently believe that the most significant effects relate to the recognition of right-of-use, or ROU, assets and lease liabilities on our balance sheet for operating leases and the derecognition of existing assets and liabilities for certain assets under construction in build-to-suit lease arrangements that we will lease when construction is complete.

Upon adoption, our company currently expects to:

1)                                     Recognize additional operating liabilities and ROU assets of approximately RMB483.6 million and RMB514.0 million and derecognize intangible assets of RMB44.6 million.

2)                                     Derecognize other financing obligations and construction in progress of approximately RMB331.9 million and RMB336.7 million, respectively, and recognize prepaid expenses of RMB4.8 million, for assets under construction in build-to-suit lease arrangements. Upon completion of construction, new ROU assets and lease liabilities are expected to be recognized on the consolidated balance sheet for the associated leases.

ASC 842 also provides practical expedients for an entity’s ongoing accounting. We currently expect to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets. We also currently expect to elect the practical expedient to not separate lease and non-lease components for all of the leases.

A.                                    Results of Operations

Selected Consolidated Financial Information

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2016, 2017 and 2018. This information should be read together with our audited consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 and related notes included elsewhere in this annual report on Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	1,055,960	100.0	1,616,166	100.0	2,792,077	406,091	100.0
Cost of revenue	(790,286)	(74.8)	(1,207,694)	(74.7)	(2,169,636)	(315,560)	(77.7)
Gross profit	265,674	25.2	408,472	25.3	622,441	90,531	22.3
Operating expenses
Selling and marketing expenses	(71,578)	(6.8)	(90,118)	(5.6)	(110,570)	(16,082)	(4.0)
General and administrative expenses	(227,370)	(21.5)	(228,864)	(14.2)	(329,601)	(47,938)	(11.8)
Research and development expenses	(9,100)	(0.9)	(7,261)	(0.4)	(13,915)	(2,024)	(0.5)
(Loss) Income from operations	(42,374)	(4.0)	82,229	5.1	168,355	24,487	6.0
Other income (expenses)
Net interest expense	(263,164)	(24.9)	(406,403)	(25.1)	(636,973)	(92,644)	(22.8)
Foreign currency exchange gain (loss), net	18,310	1.7	(12,299)	(0.8)	20,306	2,953	0.8
Government grants	2,217	0.2	3,062	0.2	3,217	468	0.1
Others, net	284	0.0	435	0.0	5,436	791	0.2
Loss before income taxes	(284,727)	(27.0)	(332,976)	(20.6)	(439,659)	(63,945)	(15.7)
Income tax benefits	8,315	0.8	6,076	0.4	9,391	1,366	0.3
Net loss	(276,412)	(26.2)	(326,900)	(20.2)	(430,268)	(62,579)	(15.4)

Effect of Acquisition of GZ1

On May 19, 2016, we, through GDS Beijing, acquired all of the equity interest in Weiteng Construction from a third party for a cash consideration of RMB129.5 million. Cash consideration of RMB25.9 million was outstanding as of December 31, 2016 which was paid in 2017. Weiteng Construction is a limited liability company organized and existing under PRC law and owns a data center in Guangzhou. As of the date of the acquisition, the data center had just commenced operation. After the acquisition, Weiteng Construction has been consolidated with our results of operations. Weiteng Construction had a net revenue of RMB36.9 million and a net loss of RMB2.9 million for the period from May 20, 2016 to December 31, 2016, which is included in our results of operations for the year ended December 31, 2016.

Effect of Acquisition of SZ5

On June 29, 2017, we consummated an acquisition of all the equity interests in a target group comprising two onshore entities (Shenzhen Yaode and Shenzhen Jinyao) and an offshore entity (RDTJ, which has an onshore subsidiary, Guangzhou Yunlan) from third parties for an aggregate contingent purchase price of RMB312.0 million, of which RMB242.2 million and RMB124.5 million (US$18.1 million) was outstanding as of December 31, 2017 and 2018, respectively. As of the date of the acquisition, the data center had just commenced operations. After the acquisition, this target group had a net revenue of RMB42.1 million and a net loss of RMB23.9 million for the period from June 30, 2017 to December 31, 2017, which is included in our results of operations for the year ended December 31, 2017.

Effect of Acquisition of GZ2

On October 9, 2017, we consummated an acquisition of all the equity interests in a target group, comprising an onshore entity (Weiteng Network) and an offshore entity (Raojin, which has an onshore subsidiary, Wan Qing Teng) from third parties for an aggregate cash consideration of RMB234.0 million. Cash consideration of RMB49.8 million was outstanding as of December 31, 2017, which amount was paid in 2018. The target group owns a data center project in Guangzhou, China. As of the date of the acquisition, the data center was fully operational. After the acquisition, this target group had a net revenue of RMB26.6 million and a net income of RMB2.7 million for the period from October 10, 2017 to December 31, 2017, which is included in our results of operations for the year ended December 31, 2017.

Effect of Acquisition of GZ3

On May 2, 2018, we consummated an acquisition of all the equity interests in a target group, comprising an onshore entity (Weiteng Data) and an offshore entity (PSDC, which has an onshore subsidiary, Qian Hai Wan Chang) from third parties for an aggregate purchase price of RMB262.2 million (US$38.1 million), subject to adjustment, if any, pursuant to the terms of conditions of the equity purchase agreement, of which, RMB133.6 million (US$19.4 million) was outstanding as of December 31, 2018. As of the date of the acquisition, the data center had just commenced operations. After the acquisition, this target group had a net revenue of RMB85.3 million (US$12.4 million) and a net loss of RMB11.7 million (US$1.7 million) for the period from May 3, 2018 to December 31, 2018, which is included in our results of operations for the year ended December 31, 2018.

Effect of Acquisition of SH11

On June 1, 2018, we consummated an acquisition of all the equity interests in a target company (Shanghai Cai Tuo) from third parties for an aggregate purchase price of RMB320.0 million (US$46.5 million), subject to adjustment, if any, pursuant to the terms of conditions of the equity purchase agreement of which, RMB14.0 million (US$2.0 million) was outstanding as of December 31, 2018. The target company owns a data center project in Shanghai, China. As of the date of the acquisition, the data center was fully operational. After the acquisition, this target group had a net revenue of RMB35.5 million (US$5.2 million) and a net loss of RMB2.9 million (US$0.4 million) for the period from June 2, 2018 to December 31, 2018, which is included in our results of operations for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenue

Our net revenue increased by 72.8% to RMB2,792.1 million (US$406.1 million) in 2018 from RMB1,616.2 million in 2017. This increase was due to increases in service revenue and IT equipment sales of RMB1,167.6 million and RMB8.3 million, respectively. The increase in service revenue consisted of an increase in revenue from colocation services of RMB885.1 million, an increase in revenue from managed services of RMB274.9 million and an increase in revenue from consulting services of RMB7.6 million. These increases in service revenue were mainly due to (i) an increase in area utilized from 61,713 sqm as of December 31, 2017 to 108,326 sqm as of December 31, 2018, as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers since December 31, 2017 and (iv) the acquisition of two data centers in Shenzhen and Guangzhou in 2017, and two data centers in Guangzhou and Shanghai in 2018, respectively.

Cost of Revenue

Our cost of revenue increased by 79.7% to RMB2,169.6 million (US$315.6 million) in 2018 from RMB1,207.7 million in 2017. This increase was primarily due to an increase of 80.6% in utility costs to RMB656.1 million (US$95.4 million) in 2018 from RMB363.3 million in 2017, and an increase of 97.0% in depreciation and amortization costs to RMB680.3 million (US$98.9 million) in 2018 from RMB345.4 million in 2017. Increases in both utility costs and depreciation and amortization costs were largely a result of an increase in new data center facilities. In addition, the increase in cost of revenue was also due to (i) an increase of RMB66.0 million in rental expense for operating lease and service fees for third party data centers, (ii) an increase in personnel costs of RMB36.8 million in connection with more data centers coming into service, (iii) an increase of RMB13.1 million for network cost, (iv) an increase of RMB8.0 million for cost of equipment sold and (v) an increase of RMB210.3 million for maintenance and other costs. Cost of revenue as percentage of net revenue increased to 77.7% in 2018 from 74.7% in 2017.

Operating Expenses

Our total operating expenses increased by 39.2% to RMB454.1 million (US$66.0 million) in 2018 as compared to RMB326.2 million in 2017. The increase was primary due to an increase in share-based compensation expenses of RMB38.0 million, personnel cost of RMB28.2 million, depreciation and amortization expenses of RMB28.4 million and professional service fees of RMB11.8 million. Our total operating expenses as a percentage of our net revenue decreased to 16.3% in 2018 from 20.2% in 2017.

Selling and Marketing Expenses.  Our selling and marketing expenses increased by 22.7% to RMB110.6 million (US$16.1 million) in 2018 from RMB90.1 million in 2017. This increase was primarily attributable to (i) an increase in personnel costs of RMB13.3 million, related to bonuses and the hiring of sales personnel, and (ii) an increase in share-based compensation expenses of RMB6.8 million.

General and Administrative Expenses.  Our general and administrative expenses increased by 44.0% to RMB329.6 million (US$47.9 million) in 2018 from RMB228.9 million in 2017. This increase was primarily a result of (i) an increase in share-based compensation expenses of RMB30.8 million, (ii) an increase in depreciation and amortization expenses of RMB28.4 million, (iii) an increase in personnel costs of RMB14.0 million and (iv) an increase in professional service fees of RMB11.8 million due to the expansion of our business.

Research and Development Expenses.  Our research and development expenses increased by 91.6% to RMB13.9 million (US$2.0 million) in 2018 from RMB7.3 million in 2017, which was primarily due to an increase in research and development projects to enhance our existing operations.

Other Income (Expenses)

Interest Income.  Our interest income increased by 243.1% to RMB19.2 million (US$2.8 million) in 2018 from RMB5.6 million in 2017. The increase was primarily a result of an increase in cash balance raised from our public offering and issuance of convertible bonds.

Interest Expenses.  Our interest expenses increased by 59.3% to RMB656.2 million (US$95.4 million) in 2018 from RMB412.0 million in 2017. This increase was primarily a result of an increase of borrowings, capital lease and other financing obligations and convertible bonds payable.

Government Grants.  Income from government grants increased by 5.1% to RMB3.2 million (US$0.5 million) in 2018 from RMB3.1 million in 2017.

Foreign Currency Exchange Gain (Loss), net.  Changes in currency rates resulted in a gain of RMB20.3 million (US$3.0 million) in 2018 as compared to a loss of RMB12.3 million in 2017, primarily due to the appreciation of the U.S. dollar relative to Renminbi.

Income Tax Benefits.  Income tax benefits increased to RMB9.4 million (US$1.4 million) in 2018 from RMB6.1 million in 2017. This increase was primarily due to the realization of deferred tax liabilities arising from acquisitions.

Net Loss.  As a result of the foregoing, net loss increased to RMB430.3 million (US$62.6 million) in 2018 from RMB326.9 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenue

Our net revenue increased by 53.1% to RMB1,616.2 million in 2017 from RMB1,056.0 million in 2016. This increase was due to an increase in service revenue of RMB588.9 million, partially offset by a decrease in IT equipment sales of RMB28.7 million. The increase in service revenue consisted of an increase in revenue from colocation services of RMB449.0 million, an increase in revenue from managed services of RMB139.8 million and an increase in revenue from consulting services of RMB0.1 million. These increases in service revenue were mainly due to (i) an increase in area utilized from 37,082 sqm as of December 31, 2016 to 61,713 sqm as of December 31, 2017 as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers since December 31, 2016 and (iv) the acquisition of one data center in Guangzhou in May 2016, and two data centers in Shenzhen and Guangzhou in 2017, respectively.

Cost of Revenue

Our cost of revenue increased by 52.8% to RMB1,207.7 million in 2017 from RMB790.3 million in 2016. This increase was primarily due to an increase of 60.5% in utility costs to RMB363.3 million in 2017 from RMB226.3 million in 2016, and an increase of 67.1% in depreciation and amortization costs to RMB345.4 million in 2017 from RMB206.7 million in 2016. Increases in both utility costs and depreciation and amortization costs were largely a result of an increase in new data center facilities. In addition, the increase in cost of revenue was due to (i) an increase of RMB34.8 million in rental expense for operating lease, (ii) an increase in personnel costs of RMB17.4 million in connection with more data centers coming into service, (iii) an increase of RMB12.5 million for network cost, and (iv) an increase of RMB103.9 million for maintenance and other costs. The increase was partially offset by a decrease in cost of equipment sold of RMB26.9 million. Cost of revenue as percentage of net revenue slightly decreased to 74.7% in 2017 from 74.8% in 2016.

Operating Expenses

Our total operating expenses increased by 5.9% to RMB326.2 million in 2017 as compared to RMB308.0 million in 2016. The increase was primary due to an increase in personnel cost of RMB16.6 million and an increase in office and traveling expenses of RMB13.5 million, which was partially offset by a decrease in share-based compensation expenses of RMB12.1 million. Our total operating expenses as a percentage of our net revenue decreased to 20.2% in 2017 from 29.2% in 2016.

Selling and Marketing Expenses.  Our selling and marketing expenses increased by 25.9% to RMB90.1 million in 2017 from RMB71.6 million in 2016. This increase was primarily attributable to (i) an increase in share-based compensation expenses of RMB11.8 million, and (ii) an increase in personnel costs of RMB7.8 million, related to bonuses and the hiring of sales personnel.

General and Administrative Expenses.  Our general and administrative expenses increased by 0.7% to RMB228.9 million in 2017 from RMB227.4 million in 2016. This increase was primarily a result of (i) an increase in personnel costs of RMB12.1 million, (ii) an increase in office and traveling expenses of RMB12.1 million, and (iii) an increase in depreciation and amortization expenses of RMB12.3 million due to the expansion of our business. The increase was partially offset by (i) a decrease in share-based compensation expenses of RMB24.5 million, (ii) a decrease in directors’ fees of RMB6.4 million and (iii) a decrease in start-up costs of RMB5.5 million.

Research and Development Expenses.  Our research and development expenses decreased by 20.2% to RMB7.3 million in 2017 from RMB9.1 million in 2016, which was primarily due to the decrease in research and development projects.

Other Income (Expenses)

Interest Income.  Our interest income increased by 170.5% to RMB5.6 million in 2017 from RMB2.1 million in 2016. The increase was primarily a result of an increase in cash balance.

Interest Expenses.  Our interest expenses increased by 55.3% to RMB412.0 million from RMB265.2 million in 2016. This increase was primarily a result of an increase of borrowings and capital lease and other financing obligations.

Government Grants.  Income from government grants increased by 38.1% to RMB3.1 million in 2017 from RMB2.2 million in 2016.

Foreign Currency Exchange Gain (Loss), net.  Changes in currency rates resulted in a loss of RMB12.3 million in 2017 as compared to a gain of RMB18.3 million in 2016, primarily due to the depreciation of the U.S. dollar relative to Renminbi.

Income Tax Benefits.  Income tax benefits decreased to RMB6.1 million in 2017 from RMB8.3 million in 2016. This decrease was primarily due to an increase in the valuation allowance of deferred tax assets.

Net Loss.  As a result of the foregoing, net loss increased to RMB326.9 million in 2017 from RMB276.4 million in 2016.

B.                                    Liquidity and Capital Resources

Our primary sources of liquidity have been cash flow from short-term and long-term borrowings, including borrowings from related parties, and issuance of debt and equity securities, including in our initial public offering, follow-on public offering, private placement and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had capital lease and other financing obligations. As of December 31, 2018, we had cash of RMB2,161.6 million (US$314.4 million). In addition, as of December 31, 2018, total short-term debt was RMB1,450.2 million (US$210.9 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,283.3 million (US$186.6 million) and the current portion of capital lease and other financing obligations of RMB166.9 million (US$24.3 million). As of the same date, total long-term debt was RMB11,342.7 million (US$1,649.7 million), comprised of long-term borrowings (excluding current portion) of RMB5,203.7 million (US$756.8 million), the non-current portion of capital lease and other financing obligations of RMB4,134.3 million (US$601.3 million) and convertible bonds payable of RMB2,004.7 million (US$291.6 million).

Based on our current level of operations and available cash, including the proceeds we received from our initial public offering, follow-on public offering and offering of convertible bonds, we believe our available cash, cash flows from operations, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially.

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

As of December 31, 2018, our cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong, United States and Singapore. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “—Statutory Reserves.”

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

As a result of these laws, rules and regulations relating to statutory reserves, foreign exchange conversion and withholding taxes described above, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their offshore holding companies as dividends, loans or advances. As of December 31, 2018, we had restricted assets of RMB4,768.7 million (US$693.6 million), which mainly consisted of registered capital.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2016 (As Adjusted)	2017 (As Adjusted)	2018
	RMB	RMB	RMB	US$
	(in thousands)

Net cash used in operating activities(1) (2)	(128,980)	(167,816)	(12,910)	(1,877)
Net cash used in investing activities(1) (2)	(1,147,064)	(2,005,054)	(4,733,050)	(688,393)
Net cash provided by financing activities(1) (2)	2,128,614	2,355,728	4,876,806	709,301
Effect of exchange rate changes on cash and restricted cash	55,499	(74,250)	206,302	30,005
Net increase in cash and restricted cash(1)	908,069	108,608	337,148	49,036
Cash and restricted cash at beginning of year	930,923	1,838,992	1,947,600	283,267
Cash and restricted cash at end of year	1,838,992	1,947,600	2,284,748	332,303

(1)             We adopted Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 and retrospectively adjusted the consolidated statements of cash flows for each period prior to January 1, 2018 by excluding the movement of restricted cash of (i) RMB21.2 million for the year ended December 31, 2016, which was entirely related to operating activities, and (ii) RMB46.5 million, comprising the cash outflow of operating activities of RMB9.8 million, the cash outflow of investment activities of RMB3.6 million and the cash outflow of financing activities of RMB33.1 million, for the year ended December 31, 2017.

(2)             We adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments on January 1, 2018. As a result, the consolidated statement of cash flows for the year ended December 31, 2017 has been retrospectively adjusted by reclassifying the payments of contingent consideration for acquisition of subsidiaries, which amounted to RMB27.1 million, from investing activities to operating activities in the amount of RMB3.0 million and financing activities in the amount of RMB24.1 million, respectively. The adoption of this standard does not have any impact on our consolidated financial statements for the year ended December 31, 2016.

Operating Activities

Cash used in operating activities was RMB12.9 million (US$1.9 million) in 2018, primarily due to a net loss of RMB430.3 million (US$62.6 million), adjusted for (i) depreciation and amortization of RMB741.5 million (US$107.8 million), primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB105.9 million (US$15.4 million), (iii) amortization of debt issuance cost and debt discount of RMB61.4 million (US$8.9 million), (iv) deferred tax benefits of RMB36.6 million (US$5.3 million), (v) net loss on disposal of property and equipment of RMB2.2 million (US$0.3 million), (vi) allowance for doubtful accounts of RMB0.2 million (US$35.1 thousand) and (vii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB157.7 million (US$22.9 million) due to increased revenue, (ii) an increase in VAT recoverable of RMB221.4 million (US$32.2 million) as a result of the expansion of our business, (iii) a decrease in accrued expenses and other payables of RMB56.7 million (US$8.2 million) mainly due to the settlement of interest expenses in the period and (iv) increases in other current assets and other non-current assets of RMB11.5 million (US$1.7 million) and RMB37.0 million (US$5.4 million), respectively, mainly due to the increase in rental and other deposits, partially offset by (i) an increase in accounts payable of RMB25.3 million (US$3.7 million) for operating expenses, and (ii) an increase in deferred revenue of RMB17.5 million (US$2.5 million) due to the increase in sales.

Cash used in operating activities was RMB167.8 million in 2017, primarily due to a net loss of RMB326.9 million, adjusted for (i) depreciation and amortization of RMB378.1 million, primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB59.8 million, (iii) amortization of debt issuance cost and debt discount of RMB48.1 million, (iv) deferred tax benefits of RMB11.6 million, and (v) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB134.6 million due to increased revenue, (ii) an increase in VAT recoverable of RMB194.3 million as a result of the expansion of our business, and (iii) a decrease in accrued expenses and other payables of RMB83.3 million mainly due to the settlement of interest in the period, partially offset by (i) an increase in other long-term liabilities of RMB59.1 million primarily for the interest of the convertible bonds before conversion into ordinary shares in November 2017, (ii) an increase in accounts payable of RMB33.9 million for operating expenses, and (iii) a decrease in other current assets of RMB11.5 million primary for receipt of deposits.

Cash flow used in operating activities was RMB129.0 million in 2016, primary due to a net loss of RMB276.4 million, adjusted for (i) depreciation and amortization of RMB227.4 million, primarily relating to our data center property and equipment; (ii) deferred tax benefit of RMB10.6 million, (iii) stock compensation expenses of RMB64.2 million mainly as a result of increases in personnel as our operations expanded, and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase of VAT recoverable of RMB94.6 million due to an increase in payment of VAT as a result of the increase in construction activities that allows input VAT from construction to be deductible, (ii) an increase of accounts receivable of RMB79.4 million due to increased sales and (iii) increase in other current assets of RMB20.5 million and other non-current assets of RMB24.8 million, respectively, due to an increase in various kinds of deposits paid, partially offset by (i) an increase in accounts payable of RMB43.8 million due to increase in purchases, (ii) an increase in accrued expenses and other liabilities of RMB22.0 million due to the increase in interests and utilities expenses, and (iii) an increase in other long-term liabilities of RMB23.8 million due to the increase in interests which are contractually due after one year.

Investing Activities

Net cash used in investing activities was RMB4,733.1 million (US$688.4 million) in 2018, which was primarily due to the payments for purchase of property and equipment of RMB4,258.0 million (US$619.3 million) for the development of our data centers and payments for acquisitions of RMB475.1 million (US$69.1 million).

Net cash used in investing activities was RMB2,005.1 million in 2017, which was primarily due to the deposits and payments for purchase of property and equipment of RMB1,760.2 million for the development of our data centers and payments related to acquisitions of RMB244.9 million.

Net cash used in investing activities was RMB1,147.1 million in 2016, which was primarily due to payments for purchase of property and equipment of RMB987.8 million in the development of our data centers and payments related to acquisitions of RMB159.4 million.

Financing Activities

Net cash provided by financing activities was RMB4,876.8 million (US$709.3 million) in 2018, which was primarily due to proceeds from borrowings and convertible bonds, net of issuance cost, of RMB5,533.5 million (US$804.8 million), net proceeds from issuance of ordinary shares of RMB1,283.3 million (US$186.6 million), partially offset by repayment of short-term and long-term borrowings of RMB1,610.4 million (US$234.2 million), payment under capital lease and other financing obligations of RMB190.7 million (US$27.7 million) and payment of contingent consideration for acquisitions of RMB155.7 million (US$22.7 million).

Net cash provided by financing activities was RMB2,355.7 million in 2017, which was primarily due to proceeds from short-term and long-term borrowings, net of issuance cost, of RMB3,577.4 million and net proceeds from issuance of ordinary shares to CyrusOne of RMB649.8 million, partially offset by repayment of short-term and long-term borrowings of RMB1,782.1 million, payment under capital lease and other financing obligations of RMB68.7 million and payment of contingent consideration for acquisitions of RMB24.1 million.

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

As of December 31, 2016, 2017 and 2018, we had nil, RMB0.2 million and RMB0.6 million (US$0.1 million), respectively, in our statutory reserves.

Capital Expenditures

We had capital expenditures, excluding payments related to acquisitions, of RMB987.8 million, RMB1,760.2 million and RMB4,258.0 million (US$619.3 million) in 2016, 2017 and 2018, respectively. Our capital expenditures were primarily for the purchase of equipment as well as land use rights and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities.

Convertible Bonds and Convertible Notes

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

On June 5, 2018, we issued and sold convertible senior notes due in 2025 in an aggregate principal amount of US$300 million, which notes bear interest at a rate of 2% per year, payable on June 1 and December 1 of each year, beginning on December 1, 2018. The convertible senior notes will mature on June 1, 2025, unless earlier redeemed, repurchased or converted in accordance with their terms. The convertible senior notes may be converted into our ADSs, at the option of the holders, at an initial conversion rate of 19.3865 of our ADSs per US$1,000 principal amount of notes, or approximately 5,815,950 ADSs, representing 46,527,600 Class A ordinary shares, assuming conversion of the entire US$300 million aggregate principal amount at the initial conversion rate.

Loans and borrowings

As of December 31, 2017 and 2018, we had short-term borrowings of RMB462.9 million with weighted average interest rate of 7.93% and RMB684.8 million (US$99.6 million) with weighted average interest rate of 7.01%, respectively, and long-term borrowings (including current portion) of RMB3,787.3 million with weighted average interest rate of 6.93% and RMB5,802.2 million (US$843.9 million) with weighted average interest rate of 7.42%, respectively.

Our company, through one or more of our subsidiaries, entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 13 years.

More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, we could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Our Business and Industry—Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.”

•                  STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC;

•                  STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 30%, in certain cases, 25%, of the issued share capital of our company, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 30%, in some cases, 25%, of the votes that may be cast at a meeting of the board of directors (or similar governing body) of our company, or (c) is not or ceases to be the single largest shareholder of our company;

•                  our company and GDS Management Company are not or ceases to be, directly or indirectly, the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Management Company (in the case of our company), GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries;

•                  William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou;

•                  GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;

•                  there are changes in the shareholding structure of a principal operating subsidiary of ours, as defined in the relevant loan facility agreement; and

•                  the IDC license of GDS Beijing or the borrowing subsidiaries, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fails to be renewed on or before the expiry date.

There are certain other events in the loan facility agreements the occurrence of which could obligate us to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if our borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if we are delisted before the maturity date under the relevant loan facility agreement. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if our company fails to repay any financial indebtedness in an aggregate amount exceeding US$4.5 million, or, in some cases, RMB50 million (US$7.3 million), when due or within any originally applicable grace period. As of December 31, 2018, our company was in compliance with all of the abovementioned covenants.

As of December 31, 2018, we had total working capital and project financing credit of RMB8,134.0 million (US$1,183.0 million) from various financial institutions, of which the unused amount was RMB1,497.5 million (US$217.8 million). As of December 31, 2018, we had drawn down RMB6,636.6 million (US$965.2 million) under these loan facilities, of which RMB684.8 million (US$99.6 million), net of debt issuance costs of RMB2.1 million (US$0.3 million), was recorded in short-term loans and borrowings and RMB5,802.2 million (US$843.9 million), net of debt issuance costs of RMB147.4 million (US$21.4 million), was recorded in long-term loans and borrowings, respectively. Drawdowns from these credit facilities are subject to the approval of the relevant lending financial institution and are subject to the terms and conditions of each loan agreement.

Below is a summary of the material terms of the abovementioned secured borrowings:

Data Centers	Facility Type	Facility Amount as of December 31, 2018 (RMB (US$) Million)	Drawdown Amount as of December 31, 2018(b) (RMB (US$) Million)	Interest Rate	Date of Original Facility Agreement	Final Facility Maturity Date
KS1	Term Loan	128.8 (18.7)	128.8 (18.7)	PBOC 5 years	July 2009	December 2022
	3rd Party Financing	200.0 (29.1)	200.0 (29.1)	Fixed at 9.7%	November 2017	January 2023
SH1-3	Term Loan	507.2 (73.8)	507.2 (73.8)	PBOC 5 years*130%	September 2016	July 2021
	Term Loan	420.9 (61.2)	420.9 (61.2)	PBOC 5 years*130%	September 2016	September 2021
	Revolving Credit Facility(a)	50.0 (7.3)	10.4 (1.5)	PBOC 1 year*130%	September 2016	September 2021
SH5	Term Loan	100.0 (14.5)	100.0 (14.5)	PBOC 5 years*120%	December 2017	December 2027
SH6	Term Loan	231.0 (33.6)	107.5 (15.6)	Fixed at 6.8%	September 2018	June 2023
	Revolving Credit Facility(a)	40.0 (5.8)	—	PBOC 1 year*130%	September 2018	June 2023
SH8	Term Loan	220.0 (32.0)	179.3 (26.1)	PBOC 5 years*110%	July 2018	August 2028
SH11	Term Loan	191.9 (27.9)	191.9 (27.9)	PBOC 5 years*135%	August 2018	August 2023
	Revolving Credit Facility(a)	28.0 (4.1)	4.0 (0.6)	PBOC 1 year*135%	August 2018	August 2023
BJ1-3	Term Loan	396.6 (57.7)	396.6 (57.7)	Fixed at 6.3%	September 2017	September 2022
	Term Loan	214.4 (31.2)	214.4 (31.2)	PBOC 5 years*130%	September 2017	September 2022
	Revolving Credit Facility(a)	26.0 (3.8)	9.8 (1.4)	Fixed at 6.3%	September 2017	September 2022
	Revolving Credit Facility(a)	14.0 (2.0)	5.3 (0.8)	PBOC 1 year*130%	September 2017	September 2022
BJ5	Term Loan	484.0 (70.4)	158.2 (23.0)	Fixed at 6.3%	December 2018	December 2023
	Revolving Credit Facility(a)	60.0 (8.7)	5.0 (0.7)	Fixed at 6.3%	December 2018	December 2023
HB1-3	Term Loan	500.0 (72.7)	500.0 (72.7)	PBOC 1 year*135%	March 2018	April 2019
GZ1	Term Loan	177.0 (25.7)	177.0 (25.7)	PBOC 5 years*132%	November 2018	November 2025
GZ2	Term Loan	152.0 (22.1)	152.0 (22.1)	PBOC 5 years*130%	November 2017	November 2022
	Revolving Credit Facility(a)	20.0 (2.9)	—	PBOC 1 year*130%	November 2017	November 2022
GZ3	Term Loan	447.0 (65.0)	447.0 (65.0)	PBOC 5 years*130%	June 2018	June 2023
	Revolving Credit Facility(a)	41.0 (6.0)	23.7 (3.4)	PBOC 1 year*130%	June 2018	June 2023
SZ1-3	Term Loan	373.2 (54.3)	373.2 (54.3)	LPR+2.07%	November 2017	December 2023
SZ5	Term Loan	907.2 (131.9)	601.4 (87.5)	Fixed at 6.3%	June 2017	December 2023
	Revolving Credit Facility(a)	60.0 (8.7)	18.6 (2.7)	Fixed at 6.3%	June 2017	December 2023
CD1-2	Term Loan	1010.0 (146.9)	845.0 (122.9)	PBOC 5 years+2.45%	December 2017	December 2024
Corporate	Term Loan	80.0 (11.6)	80.0 (11.6)	LPR+0.92%	February 2018	February 2019
	Term Loan	50.0 (7.3)	50.0 (7.3)	Fixed at 5.7%	March 2018	March 2020
	Term Loan	50.0 (7.3)	50.0 (7.3)	Fixed at 5.7%	May 2018	May 2020

Data Centers	Facility Type	Facility Amount as of December 31, 2018 (US$ Million)	Drawdown Amount as of December 31, 2018(b) (US$ Million)	Interest Rate	Date of Original Facility Agreement	Final Maturity Date
GZ2	Term Loan	22.2	22.2	4.25%+Libor 3M	October 2017	April 2021
Corporate	Term Loan	100.0	60.0	4.85%+Libor 3M	April 2018	April 2021

Notes:

(a)         Revolving Credit Facility allows our company to borrow, repay and reborrow over its term.

(b)         Drawdown amount does not deduct debt issuance costs of RMB149.5 million (US$21.7 million) in total.

(c)   LPR refers to Loan Prime Rate.

C.            Research and Development, Patents and Licenses, etc.

Sourcing and Development

See “Item 4. Information on the Company—B. Business Overview—Data Center Sourcing and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Technology and Intellectual Property.”

D.            Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2018. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of RMB)
Short-term borrowings and interests(1)	700,756	700,756	—	—	—
Long-term borrowings and interests(1)	7,183,173	1,018,066	3,142,705	2,596,635	425,767
Capital lease and other financing obligations(2)	7,922,323	389,674	928,132	800,391	5,804,126
Operating lease commitments(2)	702,475	95,082	117,613	82,710	407,070
Capital commitments(3)	1,017,325	972,502	41,373	3,340	110
Other liabilities(4)	272,157	189,995	82,162	—	—
Total	17,798,209	3,366,075	4,311,985	3,483,076	6,637,073

(1)         The interests are calculated using the effective interest rate as of December 31, 2018 for each loan.

(2)         Represent minimum lease payments.

(3)         Capital commitments primarily represent purchases of equipment and maintenance services.

(4)         Other liabilities represent consideration payables for the acquisition of SZ5, GZ3 and SH11.

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

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth certain information relating to our directors, executive officers and senior management.

Name	Age	Position/Title
William Wei Huang‡	51	Chairman, Director and chief executive officer
Daniel Newman	58	Chief financial officer
Jamie Gee Choo Khoo	54	Chief operating officer
Sio Tat Hiang†	71	Vice-chairman and Director
Satoshi Okada‡	60	Director
Bruno Lopez†	54	Director
Lee Choong Kwong†	62	Director
Lim Ah Doo‡	69	Independent director
Bin Yu°°	49	Independent director
Zulkifli Baharudin	59	Independent director
Chang Sun‡	62	Independent director
Gary J. Wojtaszek‡	52	Director
Judy Qing Ye	48	Independent director
Jonathan King	42	Member of the executive committee
Xu Wei	46	Senior vice president, sales
Yilin Chen	48	Senior vice president, product and service
Liang Chen	43	Senior vice president, design
Yan Liang	43	Senior vice president, operation and delivery

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

Ms. Jamie Gee Choo Khoo has served as the chief operating officer of GDS since January 2019. Ms. Khoo joined the GDS senior management team in 2014, serving as deputy chief financial officer. Previously Ms. Khoo worked at ST Telemedia for approximately 13 years, holding various management roles in finance, accounting and treasury as well as having responsibility for designated overseas investment entities. Prior to ST Telemedia, she worked for ABB (China) Holdings Limited, Ernst & Young (Singapore) and Baker Hughes (Singapore), mainly in finance and consulting roles. Ms. Khoo graduated from the National University of Singapore with a bachelor’s degree in accountancy and an MBA from the University of Hull. Ms. Khoo is a fellow member of the Institute of Singapore Chartered Accountants and a member of the Singapore Institute of Directors.

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

Mr. Lim Ah Doo has been a director of our company since 2014. Mr. Lim is currently the chairman and independent non-executive director of Olam International Limited, as well as an independent non-executive director of ARACWT Trust Management (Cache) Limited, GP Industries Limited, Singapore Technologies Engineering Ltd (STE), STT GDC, STT—Global Data Centres India Private Limited, or GDC India, Virtus Holdco Ltd (VHL) and U Mobile Sdn Bhd. He also chairs the audit committees of ARA-CWT Trust Management (Cache), GP Industries, STT GDC, GDC India, VHL and U Mobile, and is also a member of the audit committee of STE. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). He also chaired the Singapore Investment Banking Association in 1994. From 2003 to 2008, he was president and then vice chairman of the RGM group, a leading global resource-based group. Mr. Lim holds a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and an MBA from the Cranfield School of Management.

Ms. Bin Yu has served as our independent director since November 2016. She has served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd., a company engaged in AI driven education since September 2017. Ms. Yu has served as an independent director of Baozun Inc., a Nasdaq-listed brand e-commerce solutions provider based in China, an independent director of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, and an independent director of iDreamSky Technology Holdings Limited, a leading mobile game publisher in China listed on the Hong Kong Stock Exchange. From 2015 to May 2016, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited, a company engaged in the entertainment TV programs business. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Mr. Zulkifli Baharudin has served as our independent director since November 2016. He is currently the executive chairman of Indo-Trans Corporation, a logistics and supply chain company. He also serves as a managing director of Global Business Integrators Pte Ltd. Mr. Zulkifli is the non-executive director on the Board of Virtus Holdco Limited and Omni Holdco, LLC. He is also the non-executive director at Ascott Residence Trust Management Limited. Mr. Zulkifli serves as a director on the Board of Ang Mo Kio Thye Hua Kwan Hospital Ltd, Thye Hua Kwan Moral Charities Limited and Thye Hua Kwan Nursing Home Limited. Mr. Zulkifli also serves as a trustee of the Singapore Management University and is Singapore’s Non-Resident Ambassador to Kazakhstan and Uzbekistan. From 1997 to 2001, he also served as a nominated member of Parliament in Singapore. Mr. Zulkifli received his bachelor’s degree in estate management from the National University of Singapore.

Mr. Chang Sun has served as our independent director since April 2017. Mr. Sun is the managing partner for China at TPG, a global alternative investment firm. Prior to joining TPG, he founded and was the chairman of Black Soil Group Ltd., an agriculture impact investing company. Prior to founding Black Soil, Mr. Sun was the chairman of Asia Pacific at Warburg Pincus, a global private equity firm, where he had served for 20 years. Mr. Sun also was the founder and current honorary chairman of the China Venture Capital and Private Equity Association and the founder and executive vice chairman of the China Real Estate Developers and Investor’s Association. He is also a member of the Asia Executive Board of the Wharton School and a member of the Asia Pacific Council of the Nature Conservancy. Mr. Sun received his bachelor of arts degree from the Beijing Foreign Studies University and completed a post-graduate international affairs program offered by the United Nations, where he worked as a staff translator in New York for three years. Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Mr. Gary J. Wojtaszek has served as our director since June 2018, and had been an observer of our board of directors since October 2017. He is the president and chief executive officer and has served as a member of the board of directors of CyrusOne since July 2012. Prior to becoming the president of CyrusOne in August 2011, Mr. Wojtaszek served as chief financial officer of Cincinnati Bell Inc., where he had responsibility for the data center business and oversaw CyrusOne’s successful spin-off and IPO. Prior to joining Cincinnati Bell in July 2008, he was senior vice president, treasurer and chief accounting officer for the Laureate Education Corporation in Baltimore, Maryland from 2006 to 2008. Prior to that, Mr. Wojtaszek worked from 2001 to 2008 at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, which was subsequently spunoff through an initial public offering. While at Agere Systems, Mr. Wojtaszek worked in a number of finance positions, ultimately serving as the vice president of corporate finance, overseeing all controllership, tax and treasury functions. Mr. Wojtaszek started his career in General Motors Company’s New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek serves on the foundation board of directors of the Baylor Health Care System, the executive board of the Lyle School of Engineering at Southern Methodist University, and the advisory board of the Lyle School of Engineering’s Datacenter Systems Engineering (DSE) Program at Southern Methodist University. Mr. Wojtaszek previously served as a director of Cincinnati Bell Inc.

Ms. Judy Qing Ye has served as our independent director since October 2018. Ms. Judy Qing Ye is the founding partner for Yimei Capital, a global alternative investment firm and has over 20 years of experience in investment. Prior to founding Yimei, Ms. Ye was the Head of Asia at EMA, a global private equity firm. Prior to EMA, Ms. Ye served as director of strategic investments at Hewlett-Packard Company. In her earlier career, Ms. Ye worked as M&A project manager at PepsiCo, New York. Ms. Ye is also the co-founder and managing partner of NE Social Impact Fund (NESIF), a dedicated social impact investing fund in China. Ms. Ye is also the council member of United Way Worldwide, a global non-profit charitable organization. Ms. Ye received her bachelor of arts degree from Peking University and earned her MA from Tufts University, MBA from the Wharton School at University of Pennsylvania.

Mr. Jonathan King has been a member of our executive committee since October 2016 and has been involved with our company since 2014, in his role as chief operating officer and head of investments of ST Telemedia’s data center business—STT GDC. In this role he is responsible for the performance of STT GDC’s existing platforms as well as leading its investment activities into new markets. From 2009 to 2014, Mr. King was the co-fund manager of Securus Data Property Fund, an investment fund focused on the acquisition and management of high quality data center assets in Asia-Pacific region and Europe. During that time, Mr. King played a key role in developing the portfolio of data centers that was eventually listed as Keppel DC REIT on the Singapore Exchange. From 2004 to 2009, Mr. King was an associate director with Macquarie Bank’s real estate group. He holds a bachelor’s degree in engineering from the University of Sydney and a graduate diploma in finance and investment from the Financial Services Institute of Australasia.

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

Ms. Yan Liang has served as our senior vice president of operation and delivery since 2010 with responsibility for establishing the operation governance system and management platform for data centers. Ms. Liang currently also serves on the China Data Center Committee as vice chairman with responsibility for contributing to white papers for the operation and maintenance management technology of data centers and promoting maintenance and operation in data center industry. Prior to joining us, Ms. Liang served as a director of operations and business development with COSCO’s global data center business where she had responsibility for information system centralization, construction of large data centers, establishment and promotion of ITIL operation management systems and global disaster recovery. Prior to COSCO, Ms. Liang was a distinguished lecturer at HP Management School. Ms. Liang received a bachelor’s degree from Shanghai Tie Dao University and an MBA from Fudan University.

B.            Compensation

For the year ended December 31, 2018, we and our subsidiaries paid aggregate compensation of approximately US$4.3 million to our directors and executive officers as a group, of which, US$3.3 million was settled in cash and US$1.0 million was settled in restricted shares issued under our 2016 share incentive plan. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We set aside an aggregate of US$0.1 million for pensions, retirement or other benefits for our directors and executive officers in 2018.

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

Change in Control

In the event of a change in control, any outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions, as determined by the plan administrator, will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, immediately prior to such change in control. The plan administrator may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter. A “change in control” under the 2014 share incentive plan is defined as (i) the sale of all or substantially all of our assets, (ii) any person or group (other than certain permitted holders) becomes the beneficial owner of more than 50% of the total voting power of our voting stock or (iii) a majority of our board of directors ceases to be continuing directors during any period of two consecutive years.

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

Granted Options

The total number of shares that may be issued under the 2014 share incentive plan is 29,240,000. As of the date of this annual report on Form 20-F, options to purchase 24,735,232 ordinary shares had been granted, all share options were fully vested and outstanding.

The table below summarizes, as of the date of this annual report on Form 20-F, the options we have granted to our directors and executive officers.

Name	Position	Number of Securities underlying unexercised options exercisable(1)	Option Exercise Price		Grant Date	Option Expiration Date
William Wei Huang	Chairman and chief executive officer	4,186,253	US$	0.7792	July 1, 2014	July 1, 2019
		7,114,840	US$	0.7792	May 1, 2016	May 1, 2021
Daniel Newman	Chief financial officer	*	US$	0.7792	July 1, 2014	July 1, 2020
Satoshi Okada	Director	*	US$	0.7792	July 1, 2014	July 1, 2019
Xu Wei	Senior vice president, sales	*	US$	0.7792	May 1, 2016	May 1, 2021
Yilin Chen	Senior vice president, product and service	*	US$	0.7792	July 1, 2014	July 1, 2019
Yan Liang	Senior vice president, operation and delivery	*	US$	0.7792	July 1, 2014	July 1, 2019
			US$	0.7792	May 1, 2016	May 1, 2021

*                 Less than 1% of our outstanding Class A ordinary shares.

(1)         Note: Fully vested.

As of the date of this annual report on Form 20-F, individuals other than our directors and executive officers as a group held options to purchase a total of 8,642,952 ordinary shares of our company, with an exercise price of US$0.7792 per ordinary share.

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

Change in Control

In the event of a change in control (as defined below), if determined by the plan administrator in an award agreement or otherwise, any outstanding equity awards that are unexercisable or otherwise unvested or subject to lapse restrictions, will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, immediately prior to such change in control. The plan administrator may also, in its sole discretion, decide to cancel such equity awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted or provide that affected share options or share appreciation rights will be exercisable for a period of at least 15 days prior to the change in control and terminated upon the change in control if not previously exercised. A “change in control” under the 2016 share incentive plan is generally defined as (i) the sale of all or substantially all of our assets to any person or group (other than certain permitted holders), unless the primary purpose of the sale is to create a holding entity for us that will be directly or indirectly owned in substantially the same proportions by the same persons that held our shares immediately prior to the consummation of such sale, or (ii) one or more related transactions whereby any person or group (other than certain permitted holders) becomes the beneficial owner of more than 50% of the total voting power of our voting shares and controls the composition of a majority of our board of directors, unless the primary purpose of such transaction or transactions, as applicable, is to create a holding entity for us that will be directly or indirectly owned in substantially the same proportions by the same persons that held our shares immediately prior to the consummation of such transaction.

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

In December 2016, July 2017 and August 2018, we granted 12,910,080, 13,475,060 and 12,941,952 non-vested restricted shares to employees, officers and directors, respectively. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

In May, August and November 2017, we issued an aggregate of 502,000 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March, May, August and November 2018, we issued a total of 260,560 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant, and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

The table below summarizes, as of the date of this annual report on Form 20-F, the restricted shares we have granted to our directors and executive officers:

Name	Position	Numbers of Restricted Shares	Grant Date
William Wei Huang	Chairman and chief executive officer	*	December 5, 2016, July 17, 2017 and August 1, 2018
Daniel Newman	Chief financial officer	*	December 5, 2016, July 17, 2017 and August 1, 2018
Jamie Gee Khoo	Chief operating officer	*	December 5, 2016, July 17, 2017 and August 1, 2018
Sio Tat Hiang	Vice-chairman	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018 and November 13, 2018
Satoshi Okada	Director	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018 and November 13, 2018
Bruno Lopez	Director	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018 and November 13, 2018
Lee Choong Kwong	Director	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018 and November 13, 2018
Lim Ah Doo	Independent Director	*	August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018 and November 13, 2018
Bin Yu	Independent Director	*	May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018 and November 13, 2018
Zulkifli Baharudin	Independent Director	*	May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018 and November 13, 2018
Chang Sun	Independent Director	*	August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018 and November 13, 2018
Jonathan King	Member of the executive committee	*	May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018 and November 13, 2018
Xu Wei	Senior vice president, sales	*	December 5, 2016, July 17, 2017 and August 1, 2018
Yilin Chen	Senior vice president, product and service	*	December 5, 2016, July 17, 2017 and August 1, 2018
Liang Chen	Senior vice president, product strategy management and the delivery of data center projects, design and construction	*	December 5, 2016, July 17, 2017 and August 1, 2018
Yan Liang	Senior vice president, operation and delivery	*	December 5, 2016, July 17, 2017 and August 1, 2018

*                 Less than 1% of our outstanding ordinary shares assuming conversion of all restricted shares into ordinary shares.

As of the date of this annual report on Form 20-F, individuals other than our directors and executive officers as a group held a total of 17,156,488 restricted shares of our company, subject to various vesting schedules and conditions.

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

Appointment, Nomination and Terms of Directors

Pursuant to our amended articles of association, our board of directors are classified into three classes of directors designated as Class I, Class II and Class III, each generally serving a three-year term unless earlier removed and except as described below. The Class I directors consist of Gary J. Wojtaszek, Satoshi Okada and Bruno Lopez; the Class II directors consist of Lee Chong Kwong, Lim Ah Doo, Chang Sun, and Judy Qing Ye; and the Class III directors consist of William Wei Huang, Sio Tat Hiang, Bin Yu and Zulkifli Baharudin. Class I directors initially retired from office by rotation and were up for re-election or re-appointment one year after the completion of our initial public offering. Class II directors will initially retire from office by rotation and be up for re-election or re-appointment two years after the completion of our initial public offering. Class III directors will initially retire from office by rotation and be up for re-election three years after the completion of our initial public offering.

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

Our amended articles of association further provide that for so long as there are Class B ordinary shares outstanding: (i) the Class B shareholders shall be entitled to nominate one less than a simple majority, or five, of our directors (and such Class B shareholders shall have 20 votes per shares with respect to the resolutions approving the appointment or removal of such directors); and (ii) the nominating and corporate governance committee shall nominate one director, which one shall satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules including the requirements for audit committee independence. As of and after such time as there ceases to be any Class B ordinary shares outstanding, all of the directors nominated by Class B shareholders shall retire from office at the expiry of their respective terms, and, if re-nominated, be subject to re-election at a subsequent general meeting of shareholders. Prior to such time, if any of the directors nominated by or subject to election by Class B shareholders at 20 votes per share (i) is not elected or (ii) ceases to be a director, then the Class B shareholders may appoint an interim replacement for each such director. Any person so appointed shall hold office until the next general meeting of our shareholders and be subject to re-nomination and re-election at such meeting.

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

Audit Committee

Our audit committee consists of Lim Ah Doo, Bin Yu and Zulkifli Baharudin. Lim Ah Doo is the chairman of our audit committee. All members satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and satisfies the requirements for an “independent director” within the meaning of Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee consists solely of independent directors.

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

•                  reviewing and, if material, approving all related person transactions on an ongoing basis;

•                  reviewing and discussing the annual audited financial statements with management and the independent auditor;

•                  reviewing and discussing with management and the independent auditors about major issues regarding accounting principles and financial statement presentations;

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

•                  performing, at least annually, an evaluation of the performance of the audit committee; and

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

Our compensation committee is responsible for, among other things:

•                  reviewing, evaluating and, if necessary, revising corporate goals and objectives with respect to the compensation of the chief executive officer;

•                  reviewing and making recommendations to the board of directors regarding the compensation of our directors;

•                  reviewing, approving or making recommendations to the board of directors with respect to our incentive—compensation plan and equity-based compensation plans;

•                  administering our equity-based compensation plans in accordance with the terms thereof; and

•                  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

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

Executive Committee

Our executive committee consists of Bruno Lopez, William Wei Huang, Judy Qing Ye and Jonathan King. Bruno Lopez is the chairman of our executive committee.

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

•                  capital structure and financing strategy of our group companies, including but not limited to any debt, equity or equity-linked financing transactions, as well as any issuance, repurchase, conversion or redemption of any equity interests or debt of any of our group companies;

•                  any material litigation or other legal or administrative proceedings to which any of our group companies is a party;

•                  entry into any material contracts exceeding the approval authority of our chief executive officer or its equivalent, the chief financial officer, and all the other executive officers of any of our group companies;

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

The total number of ordinary shares outstanding as of the date of this annual report on Form 20-F is 1,007,069,640, comprising 939,479,304 Class A ordinary shares (including 5,208,216 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 67,590,336 Class B ordinary shares, but excludes ordinary shares issuable upon the exercise of outstanding share options, vested but not yet issued restricted shares and ordinary shares reserved for future issuance under our share incentive plans.

	Class A		Class B		% of Aggregate Voting Power with Class A and Class B Ordinary Shares Voting on a 1:20	% of Aggregate Voting Power with Class A and Class B Ordinary Shares Voting on a
	Number	Percent	Number	Percent	Basis***	1:1 Basis
Directors and Executive Officers**:
William Wei Huang(1)	*	*	78,891,429	100.0%	58.8%	6.7%
Daniel Newman	*	*	—	—	*	*
Jamie Gee Khoo	*	*	—	—	*	*
Sio Tat Hiang	*	*	—	—	*	*
Satoshi Okada	*	*	—	—	*	*
Bruno Lopez	*	*	—	—	*	*
Lee Choong Kwong	*	*	—	—	*	*
Lim Ah Doo	*	*	—	—	*	*
Bin Yu	*	*	—	—	*	*
Zulkifli Baharudin	*	*	—	—	*	*
Chang Sun	*	*	—	—	*	*
Gary J. Wojtaszek	*	*	—	—	*	*
Judy Qing Ye	*	*	—	—	*	*
Jonathan King	*	*	—	—	*	*
Xu Wei	*	*	—	—	*	*
Yilin Chen	*	*	—	—	*	*
Liang Chen	*	*	—	—	*	*
Yan Liang	*	*	—	—	*	*

	Class A		Class B		% of Aggregate Voting Power with Class A and Class B Ordinary Shares Voting on a 1:20	% of Aggregate Voting Power with Class A and Class B Ordinary Shares Voting on a
	Number	Percent	Number	Percent	Basis***	1:1 Basis
Directors and Executive Officers as a Group(2)	19,305,375	2.0%	78,891,429	100%	59.4%	8.0%
Principal Shareholders:
STT GDC(3)	354,937,732	38.0%	—	—	15.5%	35.4%
SBCVC Holdings Limited(4)	61,192,230	6.5%	—	—	2.7%	6.1%
CyrusOne Inc.(5)	64,257,028	6.9%	—	—	2.8%	6.4%
Ping An Insurance(6)	63,369,856	6.8%	—	—	2.8%	6.3%
EDC Group Limited(7)	—	—	42,975,884	54.5%	37.6%	4.3%

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

(1)         The number of ordinary shares beneficially owned is as of December 31, 2018, as reported in a Schedule 13G filed by Mr. William Wei Huang on February 11, 2019, and consists of (i) 3,286,144 Class B ordinary shares held by Solution Leisure Investment Limited, a limited liability company established in the British Virgin Islands, (ii) 42,975,884 Class B ordinary shares held by EDC Group Limited, a limited liability company established in the British Virgin Islands, (iii) 21,328,308 Class B ordinary shares held by GDS Enterprises Limited, a limited liability company established in the British Virgin Islands, (iv) 11,301,093 of Class B ordinary shares underlying share options exercisable within 60 days after the date of this annual report on Form 20-F held by Treasure Luck Investment Corporation, a limited liability company established in the British Virgin Islands, and (v) 325,608 Class A ordinary shares in the form of 40,701 ADSs underlying restricted share units exercisable within 60 days after December 31, 2018 held by Mr. William Wei Huang. Solution Leisure Investment Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is the beneficiary. Each of EDC Group Limited and Treasure Luck Investment Corporation is wholly owned by Solution Leisure Investment Limited. GDS Enterprises Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is a beneficiary. The registered address of Solution Leisure Investment Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. EDC Group Limited is further described in footnote 7 below.

(2)         Represents ordinary shares beneficially held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days after the date of this annual report on Form 20-F held by all of our directors and executive officers as a group.

(3)         Represents 354,937,732 Class A ordinary shares (directly or in the form of ADSs) owned by STT GDC. STT GDC is wholly-owned by STT Communications Ltd (“STTC”). STTC is wholly-owned by Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”). Each of STT GDC, STTC and ST Telemedia is a company organized under the laws of the Republic of Singapore. The address of the principal business office of STT GDC is 3 Temasek Avenue, #28-01, Centennial Tower, Singapore 039190. The address of the principal business office of each of ST Telemedia and STTC is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. On November 14, 2017, STT GDC exercised its option to convert, and converted, the convertible bonds in a principal amount of US$50.0 million due December 30, 2019 (the “Convertible Bonds”) then held by it, together with interest accrued thereon of US$4,513,889.00, into 32,540,515 Class A ordinary shares, at a conversion price of US$1.675262 per Class A ordinary share pursuant to and in accordance with the terms and conditions of the Convertible Bonds. On January 30, 2018, we completed our public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by us and 4,425,000 ADSs offered by certain selling shareholders, at a public offering price of US$26.00 per ADS (the “January 2018 Offering”). STT GDC purchased an aggregate of 3,009,857 ADSs in the January 2018 Offering at the public offering price.

(4)         Represents 61,192,230 Class A ordinary shares beneficially owned by SBCVC Fund II-Annex, L.P., a Cayman Islands limited partnership of which SBCVC Management II-Annex, L.P. is the general partner, SBCVC Venture Capital, a People’s Republic of China company, treated as a partnership for tax purposes, of which SBCVC Limited is the general partner, SBCVC Company Limited, a Hong Kong company which is wholly-owned by SBCVC Fund II, L.P. (“SBCVC Fund II”), SBCVC Fund II, a Cayman Islands limited partnership of which SBCVC Management II, L.P. (“SBCVC Management II”) is the general partner, and SBCVC Fund III, L.P. (“SBCVC Fund III”), a Cayman Islands limited partnership of which SBCVC Management III, L.P. (“SBCVC Management III”) is the general partner. Each of SBCVC Management II-Annex, L.P., SBCVC Management II and SBCVC Management III is a Cayman Islands limited partnership of which SBCVC Limited is the general partner. SBCVC Limited is a Cayman Islands company that is majority-owned by Star Pioneer Investment Holdings Limited (“Star Pioneer”), a British Virgin Islands company. Star Pioneer is wholly-owned by Lin Ye Song, a citizen of Australia. The voting and investment decisions made by SBCVC Limited are executed by SBCVC Holdings Limited (“SBCVC Holdings”), a British Virgin Islands company, by means of management agreements by and between SBCVC Holdings and each of the following entities: SBCVC Management II-Annex, L.P., SBCVC Venture Capital, SBCVC Management II and SBCVC Management III. The power to execute SBCVC Limited’s voting and investment decisions is exercised by the board of directors of SBCVC Holdings. SBCVC Holdings executes voting and investment decisions made by SBCVC Limited as to the shares beneficially owned by it and its subsidiary general partners by means of multiple management agreements, but decision-making power remains with SBCVC Limited and its subsidiary general partners. The address of the principal business office of each of SBCVC Fund II and SBCVC Fund III is Cricket Square, Hutchins Drive, P.O. Box 2681GT, Grand Cayman KY1-111, Cayman Islands. The address of the principal business office of each of SBCVC Management II, SBCVC Management III and SBCVC Limited is Cricket Square, Hutchins Dr., PO Box 2681GT, George Town, Grand Cayman, Cayman Islands KY1-111. The address of the principal business office of Star Pioneer is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands. The address of the principal business office of SBCVC Holdings is OMC Chambers, Wickham Cay 1, Road Town, Tortola, British Virgin Islands. On January 30, 2018, we completed our public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by us and 4,425,000 ADSs offered by certain selling shareholder entities affiliated with SBCVC Holdings Limited, at a public offering price of US$26.00 per ADS (the “January 2018 Offering”).

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

In October 2017, we formed a new strategic partnership with CyrusOne Inc., or CyrusOne, a premier global data center REIT company, through the execution of a commercial agreement, and the issuance to CyrusOne of 64,257,028 Class A ordinary shares, equivalent to approximately 8.0 million ADSs, at a purchase price of US$1.55625 per ordinary share, or US$12.45 per ADS, for a total consideration of US$100 million.

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

On June 5, 2018, we issued and sold convertible senior notes due in 2025 in an aggregate principal amount of US$300 million, which notes bear interest at a rate of 2% per year, payable on June 1 and December 1 of each year, beginning on December 1, 2018. The convertible senior notes will mature on June 1, 2025, unless earlier redeemed, repurchased or converted in accordance with their terms. The convertible senior notes may be converted into our ADSs, at the option of the holders, at an initial conversion rate of 19.3865 of our ADSs per US$1,000 principal amount of notes, or approximately 5,815,950 ADSs, representing 46,527,600 Class A ordinary shares, assuming conversion of the entire US$300 million aggregate principal amount at the initial conversion rate.

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

A.                                    Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Long-term loans of RMB9.5 million, nil and nil as of December 31, 2016, 2017 and 2018 were guaranteed by Mr. William Wei Huang.

Our WFOEs provided outsourcing and other services to the VIEs within our company with revenues being recognized by the WFOEs, and costs being recognized by the VIEs, of RMB343.3 million, RMB658.6 million and RMB1,260.5 million (US$183.3 million) in 2016, 2017 and 2018, respectively. These inter-company transactions are eliminated on a consolidated basis.

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

In November 2017, the convertible bonds due 2019 and the interest accrued thereon due to STT GDC were fully converted into 32,540,515 newly issued Class A ordinary shares at the conversion price of US$1.675262. In addition, upon conversion, the accrued but unpaid cash interest due to STT GDC of US$0.8 million was relinquished.

During the year ended December 31, 2018, we successfully referred customers to CyrusOne Inc. and recognized RMB0.14 million (US$0.02 million) as commission income.

On December 17, 2018, one of our subsidiaries, GDS IDC Services Pte. Ltd., or GDS Singapore, entered into a master service agreement with STT Singapore DC Pte. Ltd. and a cloud service provider, pursuant to which GDS Singapore will provide billing and payment collection services as well as other coordination and administration services. As of December 31, 2018, we had not recognized or received any agency commission under this agreement.

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

In October 2017, we formed a new strategic partnership with CyrusOne Inc., or CyrusOne, a premier global data center REIT company, through the execution of a commercial agreement, and the issuance to CyrusOne of 64,257,028 Class A ordinary shares, equivalent to approximately 8.0 million ADSs, at a purchase price of US$1.55625 per ordinary share, or US$12.45 per ADS, for a total consideration of US$100 million. Pursuant to the commercial agreement, the parties intend to exchange best practices as to sales and marketing, data center design and construction, supply chain management, customer relationship management, as well as operations, leveraging the core competencies of both companies in order to deliver data center solutions to their respective customers and assist in their global expansion. In connection with its investment, CyrusOne president and chief executive officer Gary Wojtaszek joined our board of directors as an observer and will be elected as a director in future. In October 2017, we also agreed to grant to STT GDC and SBCVC, two of our major shareholders, preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following CyrusOne’s investment, whereby STT GDC and SBCVC will have the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement.

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

On October 9, 2018, we convened our annual general meeting, or AGM, at which our shareholders passed ordinary resolutions authorizing our board of directors to approve the allotment or issuance, in the 12-month period from the date of the AGM, of ordinary shares or other equity or equity-linked securities of our company up to an aggregate twenty percent (20%) of our existing issued share capital at the date of the AGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by our company).

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

Convertible Bonds and Convertible Notes

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

On June 5, 2018, we completed our offering of US$300 million aggregate principal amount of 2% convertible senior notes due 2025 (including full exercise of the initial purchasers’ option to purchase additional notes), raising US$291.1 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses.

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

In December 2016, July 2017 and August 2018, we granted 12,910,080, 13,475,060 and 12,941,952 non-vested restricted shares to employees, officers and directors, respectively. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

In May, August and November 2017, we issued an aggregate of 502,000 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March, May, August and November 2018, we issued a total of 260,560 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant, and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

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

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(i) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(ii) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

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

•                  an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ended December 31, 2018 and we do not expect to be a PFIC for our taxable year ending December 31, 2019 or in future taxable years, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bank borrowings, bonds payable and capital lease and other financing obligations and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. From December 31, 2015 to December 31, 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar; and in 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China was 2.0%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 for each 100 ADSs (or portion thereof) issued
Cancellation of ADSs, including in the case of termination of the deposit agreement	$5.00 for each 100 ADSs (or portion thereof) cancelled
Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase ADSs or additional ADSs	A fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities
Depositary services	An aggregate fee of $0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs
Transfer of ADRs	$1.50 per certificate presented for transfer

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

Payments by Depositary

In 2018, we received total payments of US$0.5 million from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

PART II.

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2016, 2017 and 2018.

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

As of December 31, 2018, we had fully used the net proceeds received from our initial public offering, which consisted of US$11.4 million used for payment of preference dividends to holders of our preferred shares and US$20.8 million for the repayment of a portion of our outstanding indebtedness.

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

As of December 31, 2018, we had fully used the net proceeds received from our follow-on public offering, which consisted of US$189.8 million used for the development and acquisition of new data centers, with the remaining amounts used for general corporate purposes.

On June 5, 2018, we completed our offering of US$300 million aggregate principal amount of 2% convertible senior notes due 2025 (including full exercise of the initial purchasers’ option to purchase additional notes), raising US$291.1 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses.

As of December 31, 2018, we had used a portion of the net proceeds received from our offering of convertible senior notes due 2025, which consisted of US$41.4 million used for the repayment of a portion of our outstanding indebtedness and US$58.7 million used for the development and acquisition of new data centers.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2018, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, for the years indicated.

	For the Year Ended December 31,
	2017	2018
	(In thousands of US dollars)
Audit Fees(1)	1,265	1,534
Audit-related Fees(2)	87	77
Tax Fees(3)	79	153
All Other Fees(4)	—	—
Total	1,431	1,764

(1)         “Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, issue of comfort letters in connection with our registration statements, prospectuses and offering memoranda, assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

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

4.2**

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

*4.5	Agreement Dated December 6, 2017 Between EDC (Chengdu) Industry Co., Ltd. as Borrower and Jiangsu International Trust Co., Ltd. acting as Lender relating to Term Loan Facilities.

4.6**

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

4.11**

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

4.21**

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

4.23**†

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

4.31**

GDS Holdings Limited 2016 Equity Incentive Plan (incorporated by reference Exhibit 10.26 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.32

Information Rights Letter dated November 7, 2016 from the Registrant to STT GDC (incorporated by reference to Exhibit 4.33 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-37925), initially filed with the Securities and Exchange Commission on April 19, 2017).

4.33

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

*4.36

Indenture, dated June 5, 2018, between the Registrant and The Bank of New York Mellon, as Trustee, relating to the issuance of Registrant’s 2% Convertible Senior Notes due 2025 in the aggregate principal amount of US$300 million

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
As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, our company has not filed with this annual report on Form 20-F certain instruments defining the rights of holders of long-term debt of our company and its subsidiaries because the total amount of securities authorized under any such instruments does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

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
Date: March 13, 2019

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GDS Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (“the Company”) as of December 31, 2017 and 2018, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China

March 13, 2019

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2017	2018
Assets
Current assets
Cash (including RMB266,560 and RMB552,153 of VIEs as of December 31, 2017 and 2018, respectively)	3	1,873,446	2,161,622
Restricted cash (including RMB10,837 and RMB87 of VIEs as of December 31, 2017 and 2018, respectively)	3	10,837	87
Accounts receivable, net of allowance for doubtful accounts (including RMB348,536 and RMB517,346 of VIEs as of December 31, 2017 and 2018, respectively)	4	364,654	536,842
Value-added-tax (“VAT”) recoverable (including RMB27,596 and RMB39,671 of VIEs as of December 31, 2017 and 2018, respectively)		112,067	163,476
Prepaid expenses (including RMB32,919 and RMB32,962 of VIEs as of December 31, 2017 and 2018, respectively)		50,373	64,843
Other current assets (including RMB7,283 and RMB59,499 of VIEs as of December 31, 2017 and 2018, respectively)		42,651	110,526
Total current assets		2,454,028	3,037,396

Property and equipment, net (including RMB2,164,121 and RMB3,058,294 of VIEs as of December 31, 2017 and 2018, respectively)	5	8,165,601	13,994,945
Intangible assets, net (including RMB143,151 and RMB181,025 of VIEs as of December 31, 2017 and 2018, respectively)	6	348,466	482,492
Prepaid land use rights, net	7	26,245	756,957
Goodwill	8	1,570,755	1,751,970
Deferred tax assets (including RMB11,846 and RMB16,676 of VIEs as of December 31, 2017 and 2018, respectively)	19	14,305	36,974
Restricted cash (including RMB23,592 and RMB39,346 of VIEs as of December 31, 2017 and 2018, respectively)	3	63,317	123,039
VAT recoverable (including RMB26,235 and RMB115,054 of VIEs as of December 31, 2017 and 2018, respectively)		290,065	488,526
Other non-current assets (including RMB80,763 and RMB81,290 of VIEs as of December 31, 2017 and 2018, respectively)		211,785	212,944
Total assets		13,144,567	20,885,243

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including RMB232,000 and RMB235,250 of VIEs as of December 31, 2017 and 2018, respectively)	9	790,484	1,283,320
Accounts payable (including RMB339,175 and RMB212,698 of VIEs as of December 31, 2017 and 2018, respectively)		1,110,411	1,508,020
Accrued expenses and other payables (including RMB91,542 and RMB148,945 of VIEs as of December 31, 2017 and 2018, respectively)	11	368,624	476,564
Deferred revenue (including RMB46,526 and RMB54,101 of VIEs as of December 31, 2017 and 2018, respectively)	4	55,609	73,077
Capital lease and other financing obligations, current (including RMB84,771 and RMB96,787 of VIEs as of December 31, 2017 and 2018, respectively)	12	97,943	166,898

Total current liabilities		2,423,071	3,507,879

Long-term borrowings, excluding current portion (including RMB85,250 and RMB60,000 of VIEs as of December 31, 2017 and 2018, respectively)	9	3,459,765	5,203,708
Convertible bonds payable	10	—	2,004,714
Capital lease and other financing obligations, non-current (including RMB879,685 and RMB1,068,862 of VIEs as of December 31, 2017 and 2018, respectively)	12	2,303,044	4,134,327
Deferred tax liabilities (including RMB70,030 and RMB69,624 of VIEs as of December 31, 2017 and 2018, respectively)	19	124,277	171,878
Other long-term liabilities (including RMB13,145 and RMB10,740 of VIEs as of December 31, 2017 and 2018, respectively)	13	358,898	340,812
Total liabilities		8,669,055	15,363,318

Shareholders’ Equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 873,679,343 and 939,479,307 Class A ordinary shares issued and outstanding as of December 31, 2017 and 2018, respectively; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2017 and 2018, respectively)	16	320	341
Additional paid-in capital		5,861,445	7,275,945
Accumulated other comprehensive loss		(200,688)	(139,254)
Accumulated deficit	20	(1,185,565)	(1,615,107)
Total shareholders’ equity		4,475,512	5,521,925
Commitments and contingencies	24

Total liabilities and shareholders’ equity		13,144,567	20,885,243

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2016	2017	2018

Net revenue	18	1,055,960	1,616,166	2,792,077
Cost of revenue		(790,286)	(1,207,694)	(2,169,636)
Gross profit		265,674	408,472	622,441

Operating expenses
Selling and marketing expenses		(71,578)	(90,118)	(110,570)
General and administrative expenses		(227,370)	(228,864)	(329,601)
Research and development expenses		(9,100)	(7,261)	(13,915)
(Loss) Income from operations		(42,374)	82,229	168,355

Other income (expenses):
Interest income		2,070	5,600	19,213
Interest expenses		(265,234)	(412,003)	(656,186)
Foreign currency exchange gain (loss), net		18,310	(12,299)	20,306
Government grants		2,217	3,062	3,217
Others, net		284	435	5,436
Loss before income taxes		(284,727)	(332,976)	(439,659)

Income tax benefits	19	8,315	6,076	9,391
Net loss		(276,412)	(326,900)	(430,268)

Net loss		(276,412)	(326,900)	(430,268)
Change in redemption value of redeemable preferred shares	21	205,670	—	—
Cumulative Dividend on preferred shares	21	(332,660)	—	—

Net loss attributable to ordinary shareholders		(403,402)	(326,900)	(430,268)

Loss per ordinary share
Basic and diluted	21	(1.35)	(0.42)	(0.43)

Weighted average number of ordinary share outstanding
Basic and diluted	21	299,093,937	784,566,371	990,255,959

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2016	2017	2018

Net loss	(276,412)	(326,900)	(430,268)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax	(130,131)	(8,608)	61,434

Comprehensive loss	(406,543)	(335,508)	(368,834)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands of RMB, except share data and per share data, or otherwise noted)

				Additional	Accumulated other		Total
		Ordinary Shares		paid-in	comprehensive	Accumulated	equity
	Note	Number	Amount	capital	income (loss)	deficit	(deficit)

Balance at January 1, 2016		217,987,922	76	303,621	(61,949)	(582,253)	(340,505)

Loss for the year		—	—	—	—	(276,412)	(276,412)
Other comprehensive loss		—	—	—	(130,131)	—	(130,131)
Total comprehensive loss		—	—	—	(130,131)	(276,412)	(406,543)

Issuance of ordinary shares - initial public offering	16	160,565,880	54	1,221,464	—	—	1,221,518
Declaration of preference dividend in ordinary shares	14	—	—	(343,296)	—	—	(343,296)
Settlement of preference dividend in ordinary shares	14	31,490,164	11	266,783	—	—	266,794
Change in redemption value of redeemable preferred shares	14	—	—	205,670	—	—	205,670
Conversion of redeemable preference shares	14	349,087,677	118	2,311,014	—	—	2,311,132
Settlement of liability-classified restricted shares award	17	877,400	1	7,538			7,539
Share-based compensation	17	—	—	64,165	—	—	64,165

Balance at December 31, 2016 and January 1, 2017		760,009,043	260	4,036,959	(192,080)	(858,665)	2,986,474

Loss for the year		—	—	—	—	(326,900)	(326,900)
Other comprehensive loss		—	—	—	(8,608)	—	(8,608)
Total comprehensive loss		—	—	—	(8,608)	(326,900)	(335,508)

Issuance of ordinary shares	16	64,257,028	21	649,813	—	—	649,834
Conversion of convertible bonds	10	97,870,263	32	1,106,195	—	—	1,106,227
Shares surrendered		(866,655)	—	—	—	—	—
Shares issued to depository bank	21	20,000,000	7	(7)	—	—	—
Share-based compensation	17	—	—	59,843	—	—	59,843
Exercise of share options	17	816,880	—	4,180	—	—	4,180
Vesting of restricted shares	17	1,621,120	—	—	—	—	—
Settlement of liability-classified restricted shares award	17	502,000	—	4,462	—	—	4,462
Settlement of share options and restricted share awards with shares held by depository bank	17	(2,940,000)	—	—	—	—	—

Balance at December 31, 2017 and January 1, 2018		941,269,679	320	5,861,445	(200,688)	(1,185,565)	4,475,512
Impact of change in accounting policy	2(ee)	—	—	—	—	726	726
Adjusted balance at January 1, 2018		941,269,679	320	5,861,445	(200,688)	(1,184,839)	4,476,238

Loss for the year		—	—	—	—	(430,268)	(430,268)
Other comprehensive income		—	—	—	61,434	—	61,434
Total comprehensive loss		—	—	—	61,434	(430,268)	(368,834)

Issuance of ordinary shares	16	65,800,000	21	1,283,287	—	—	1,283,308
Shares surrendered		(36)	—	—	—	—	—
Share-based compensation	17	—	—	105,877	—	—	105,877
Exercise of share options	17	3,614,464	—	18,979	—	—	18,979
Vesting of restricted shares	17	7,066,060	—	—	—	—	—
Settlement of liability-classified restricted shares award	17	260,560	—	6,357	—	—	6,357
Settlement of share options and restricted share awards with shares held by depository bank	17	(10,941,084)	—	—	—	—	—

Balance at December 31, 2018		1,007,069,643	341	7,275,945	(139,254)	(1,615,107)	5,521,925

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2016 (As adjusted, note 2(ee))	2017 (As adjusted, note 2(ee))	2018

Cash flows from operating activities:
Net loss		(276,412)	(326,900)	(430,268)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt issuance cost and debt discount		5,917	48,100	61,373
Depreciation and amortization		227,355	378,130	741,507
Net (gain) loss on disposal of property and equipment		(62)	—	2,212
Share-based compensation expense	17	64,165	59,843	105,877
(Reversal of) allowance for doubtful accounts	4	(2,156)	—	241
Deferred tax benefit	19	(10,624)	(11,622)	(36,597)

Changes in operating assets and liabilities, net of effect of acquisitions:
Increase in accounts receivable		(79,383)	(134,631)	(157,708)
Increase in VAT recoverable		(94,588)	(194,335)	(221,390)
Decrease (increase) in prepaid expenses		1,034	520	(14,153)
(Increase) decrease in other current assets		(20,534)	11,500	(11,477)
Increase in other non-current assets		(24,820)	(23,111)	(37,035)
Increase in accounts payable		43,844	33,903	25,292
Decrease in due to related parties		(2,668)	—	—
(Decrease) increase in deferred revenue		(5,851)	14,952	17,468
Increase (decrease) in accrued expenses and other payables		22,018	(83,260)	(56,693)
Increase (decrease) in other long-term liabilities		23,785	59,095	(1,559)

Net cash used in operating activities		(128,980)	(167,816)	(12,910)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2016 (As adjusted, note 2(ee))	2017 (As adjusted, note 2(ee))	2018
Cash flows from investing activities
Payments for purchase of property and equipment		(987,763)	(1,720,165)	(4,260,977)
Payments for purchase of intangible assets		—	(6,000)	—
Loans advanced to subsidiaries prior to acquisitions	8	(42,000)	(6,025)	—
Cash acquired from the business combinations	8	1,237	24,916	466
Cash paid for the business combinations	8	(103,600)	(252,780)	(359,372)
Cash paid for the asset acquisitions	8	—	—	(115,167)
Deposits paid for potential acquisitions		(15,000)	(5,000)	(1,000)
Proceeds from sale of property and equipment		62	—	13,896
Deposits paid for construction of property and equipment		—	(40,000)	(10,896)

Net cash used in investing activities		(1,147,064)	(2,005,054)	(4,733,050)

Cash flows from financing activities:
Proceeds from short-term borrowings		339,777	553,490	943,088
Proceeds from long-term borrowings		1,269,996	3,086,390	2,814,197
Repayment of short-term borrowings		(433,000)	(381,071)	(776,224)
Repayment of long-term borrowings		(373,946)	(1,401,023)	(834,154)
Payment of issuance cost of borrowings		(57,438)	(62,460)	(91,124)
Proceeds from exercise of stock options		—	3,377	16,866
Net proceeds from issuance of convertible bonds	10	327,580	—	1,867,304
Repayment of a related party loan	25	(65,474)	—	—
Net proceeds from issuance of ordinary shares	16	1,221,518	649,834	1,283,308
Payment of preferred shares dividends	14	(76,502)	—	—
Payment under capital lease and other financing obligations		(23,897)	(68,670)	(190,718)
Payment of contingent consideration for the acquisition of subsidiaries		—	(24,139)	(155,737)

Net cash provided by financing activities		2,128,614	2,355,728	4,876,806

Effect of exchange rate changes on cash and restricted cash		55,499	(74,250)	206,302

Net increase in cash and restricted cash		908,069	108,608	337,148
Cash and restricted cash at beginning of year		930,923	1,838,992	1,947,600

Cash and restricted cash at end of year		1,838,992	1,947,600	2,284,748

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2016	2017	2018
Supplemental disclosures of cash flow information
Interest paid		228,678	358,748	633,063
Income tax paid		5,645	1,369	3,371

Supplemental disclosures of non-cash investing and financing activities
Payables (settlement of payables) for purchase of property and equipment		128,901	(287,327)	(190,351)
Purchase of property and equipment through capital leases and other financing arrangement		568,984	828,452	720,753
Changes in consideration payable for the acquisition of subsidiaries	8	25,900	254,470	(8,920)
Settlement of liability-classified restricted share award	17	7,539	4,462	6,357
Issuance of ordinary shares to settle preference dividend	14	266,794	—	—
Conversion of convertible bonds	10	—	1,106,227	—

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1                          DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

(a)                  Description of business

GDS Holdings Limited (the “Parent” or “GDS Holdings”) was incorporated in the Cayman Islands on December 1, 2006. GDS Holdings and its consolidated subsidiaries and consolidated variable interest entities (collectively referred to as “the Company”) are principally engaged in providing colocation, managed hosting and managed cloud services in the People’s Republic of China (the “PRC”). The Company operates its data centers in Hong Kong Special Administrative Region (the “Hong Kong SAR”), Shanghai Municipality, Beijing Municipality, Jiangsu Province, Guangdong Province, Sichuan Province and Hebei Province of the PRC and serves customers that primarily operate in the internet and banking industries.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Prior to the internal restructuring (the “2016 Variable Interest Entity Restructuring”), the Company primarily conducted its operations through Global Data Solutions Co., Ltd. (“GDS Suzhou”), a wholly owned subsidiary. Shanghai Waigaoqiao EDC Technology Co, Ltd., or EDC Shanghai Waigaoqiao also conducted certain data center related operations. The Company completed the 2016 Variable Interest Entity Restructuring whereby GDS Suzhou and EDC Shanghai Waigaoqiao were converted into PRC domestic companies that are wholly owned by GDS Beijing on April 13, 2016 and August 9, 2016, respectively. Prior to the internal restructuring, GDS Beijing was a VIE of GDS Suzhou through a series of contractual agreements, including the equity interest pledge agreements, shareholder voting rights proxy agreement, exclusive technology license and service agreements, exclusive call option agreements and loan agreements (collectively, the “VIE Agreements”). The conversion of GDS Suzhou and EDC Shanghai Waigaoqiao into PRC domestic companies were accomplished by way of transferring all of the equity interests in GDS Suzhou and EDC Shanghai Waigaoqiao to GDS Beijing. In connection with the internal restructuring, the VIE Agreements between GDS Beijing and GDS Suzhou were terminated and concurrently, new contractual VIE Agreements were entered into between GDS Beijing and GDS (Shanghai) Investment Co., Ltd. (formerly known as Shanghai Free Trade Zone GDS Management Co., Ltd.) (“GDS Investment”), a newly-established subsidiary of the Company. The terms of the new contractual arrangements between GDS Beijing and GDS Investment are identical to the terms of the VIE Agreements between GDS Beijing and GDS Suzhou. The Company continues to be the primary beneficiary of the VIEs following the completion of the internal restructuring.

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

The following is a summary of the contractual VIE Agreements entered among GDS Investment, the VIEs, and the shareholders of the VIEs.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of the VIEs has pledged all of his or her equity interest in the VIEs as a continuing first priority security interest, as applicable, to respectively guarantee the VIEs and their shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and service agreement, loan agreement, exclusive call option agreement, shareholder voting rights proxy agreement and intellectual property rights license agreement. If the VIEs or any of their shareholders breach their contractual obligations under these agreements, GDS Investment, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIEs in accordance with PRC law. Each of the shareholders of the VIEs agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Investment. The equity interest pledge agreements remain effective until the VIEs and their shareholders discharge all their obligations under the contractual arrangements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Shareholder Voting Rights Proxy Agreement. Pursuant to the shareholder voting rights proxy agreements, each shareholder of the VIEs has irrevocably appointed the PRC citizen(s) as designated by GDS Investment to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of the VIEs requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in the VIEs, and appointing directors and executive officers. GDS Investment is also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of the shareholders of the VIEs with prior notice to such shareholders. Each shareholder voting rights proxy agreement will remain in force for so long as the shareholder remains a shareholder of the VIE.

Exclusive Technology License and Service Agreements. Under the exclusive technology license and service agreements, GDS Investment licenses certain technology to the VIEs and GDS Investment has the exclusive right to provide the VIEs with technical support, consulting services and other services. Without GDS Investment’s prior written consent, the VIEs agree not to accept the same or any similar services provided by any third party.  The VIEs agree to pay service fees on a yearly basis and at an amount equivalent to all of its net profits as confirmed by GDS Investment.  GDS Investment owns the intellectual property rights arising out of its performance of these agreements. In addition, the VIEs have granted GDS Investment an exclusive right to purchase or to be licensed with any or all of the intellectual property rights of the VIEs at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, these agreements will continue to remain effective at all times.

Intellectual Property Rights License Agreement. Pursuant to an intellectual property rights license agreement between GDS Investment and GDS Shanghai, GDS Shanghai has granted GDS Investment an exclusive license to use for free any or all of the intellectual property rights owned by GDS Shanghai  from time to time, and without the parties’  prior  written consent, GDS  Shanghai cannot take any actions, including without limitation to, transferring or licensing outside its ordinary course of business any intellectual property rights to any third parties, which may affect or undermine GDS Investment’s use of the licensed intellectual property rights from GDS Shanghai. The parties have also agreed under the agreement that GDS Investment should own the new intellectual property rights developed by it regardless whether such development is dependent on any of the intellectual property rights owned by GDS Shanghai. This agreement can only be early terminated by prior mutual consent of the parties and need to be renewed upon GDS Investment’s unilateral request.

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreements, the shareholders of the VIEs have irrevocably granted GDS Investment an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of such shareholders’ equity interests in the VIEs. The purchase price should equal to the minimum price required by PRC law or such other price as may be agreed by the parties in writing. Without GDS Investment’s prior written consent, the shareholders of the VIEs have agreed that the VIEs shall not amend the articles of association, increase or decrease the registered capital, sell or otherwise dispose of their assets or beneficial interest, create or allow any encumbrance on their assets or other beneficial interests, provide any loans, or distribute dividends to the shareholders. These agreements will remain effective until all equity interests of the VIEs have been transferred or assigned to GDS Investment or its designated person(s).

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Loan Agreements. Pursuant to the loan agreements between GDS Management and the shareholders of the VIEs, GDS Management agrees to extend loans in an aggregate amount of RMB310,100 to the shareholders of the VIEs solely for their capitalization or equity contribution into the VIEs. Pursuant to the loan agreements, GDS Investment has the right to require  repayment of the loans upon delivery of thirty-day’s prior notice to the shareholders, and the shareholders can repay the loans by either sale of their equity interests in the VIEs to GDS Investment or its designated person(s) pursuant to their respective exclusive option agreements, or other methods as determined by GDS Investment pursuant to its articles of association and the applicable PRC laws and regulations.

Under the terms of the VIE Agreements, the Company has (i) the right to receive service fees on a yearly basis  at an amount equivalent to all of the net profits of the VIEs under the exclusive technology license and services agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law; and (iv) the right to require each of the shareholder of the VIEs to appoint the PRC citizen(s) as designated by GDS Investment to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of the VIEs requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in the VIEs, and appointing directors and executive officers.

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

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

The assets and liabilities of the VIEs are presented parenthetically on the face of the consolidated balance sheets. Net revenue, net income, operating, investing and financing cash flows of the VIEs that were included in the Company’s consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Years ended December 31,
	2016	2017	2018

Net revenue	846,168	1,469,929	2,712,875
Net income (loss)	22,246	44,541	(59,757)
Net cash provided by operating activities (note)	249,715	186,843	739,848
Net cash used in investing activities (note)	(158,681)	(286,476)	(1,063,826)
Net cash provided by (used in) financing activities (note)	304,973	(7,417)	614,575

Note:    The Company adopted Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018, and retrospectively adjusted the cash flows of the VIEs by excluding the increase of restricted cash of RMB10,091 from net cash provided by operating activities for the year ended December 31, 2016, and RMB3,663 from net cash provided by operating activities and RMB20,675 from net cash used in financing activities for the year ended December 31, 2017.

The unrecognized revenue producing assets that are held by the VIEs comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

Costs recognized by the VIEs for outsourcing and other services provided by other entities within the Company were RMB343,271, RMB658,617 and RMB1,260,481 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

(c)                   Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2017 and 2018.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(d)                  Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s use, as security for bank borrowings and related interests and issuance of commercial acceptance notes relating to purchase of property. Upon repayment of bank borrowings and maturity of the commercial acceptance notes, the deposits are released by the bank and available for general use by the Company.

(e)                   Fair value of financial instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (note 15 to the consolidated financial statements):

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

(f)                     Contract Balances

The timing of revenue recognition, billings and cash collections result in accounts receivable, contract assets and contract liabilities (i.e. deferred revenue). Accounts receivable are recorded at the invoice amount, net of an allowance for doubtful account and is recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the accounts receivable aging, and the customers’ repayment patterns. The Company reviews its allowance for doubtful accounts on a customer-by-customer basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

A contract asset exists when the Company has transferred products or provided services to its customers but customer payment is contingent upon satisfaction of additional performance obligations. Contract assets are recorded in other current assets and other assets in the consolidated balance sheet.

Deferred revenue (a contract liability) is recognized when the Company has an unconditional right to a payment before it transfers goods or services to customers.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

As of December 31, 2017 and 2018, assets under capital leases and other financing obligations represent data center buildings and data center equipment.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Asset retirement obligations are recorded in other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability:

Asset retirement obligations as of January 1, 2016	5,775
Additions	2,942
Accretion expense	588

Asset retirement obligations as of December 31, 2016	9,305
Additions	7,394
Accretion expense	949

Asset retirement obligations as of December 31, 2017	17,648
Additions	16,391
Accretion expense	1,840

Asset retirement obligations as of December 31, 2018	35,879

(k)                    Intangible assets

Intangible assets acquired in the acquisition comprised of customer relationships, favorable leases and licenses.

The weighted-average amortization period by major intangible asset class is as follows:

Customer relationships	5-15 years
Favorable leases	13 to 20 years
Licenses	20 years

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

(l)                     Prepaid land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the remaining terms of the land use right ranging from 28 to 43 years.

(m)               Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Company performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. No impairment losses were recorded for goodwill for the years ended December 31, 2016, 2017 and 2018.

(n)                  Impairment of long-lived assets

Long-lived assets, such as property and equipment, intangible assets subject to amortization and prepaid land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for long-lived assets for the years ended December 31, 2016, 2017 and 2018.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2017 and 2018, the Company recorded a VAT recoverable of RMB112,067 and RMB163,476 in current assets, and RMB290,065 and RMB488,526 in non-current assets, respectively. The Company also recorded VAT payables of RMB11,213 and RMB11,350 in accrued expenses and other payables, in the consolidated balance sheets as of December 31, 2017 and 2018, respectively.

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

(r)                    Revenue recognition

The Company adopted ASC 606 Revenue from Contracts with Customers on January 1, 2018. The Company applied ASC 606 using the cumulative effect method — i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at January 1, 2018. The Company elects to apply this guidance retrospectively only to contracts that are not completed contracts as of January 1, 2018.

The Company recognizes revenue as the Company satisfies a performance obligation by transferring control over a good or service to a customer. For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Company does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time. Revenue is measured as the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

For contracts with customers that contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct or as a series of distinct obligations if the individual performance obligations meet the series criteria. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, taking into consideration market conditions, geographic locations and other factors. Other judgments include determining if any variable consideration should be included in the total contract value of the arrangement such as price increases.

The Company derives revenue primarily from the delivery of (i) colocation services; (ii) managed services, including managed hosting services and managed cloud services. The remainder of the Company’s revenue is from IT equipment sales that are either sold on a stand-alone basis or bundled in a managed service contract arrangement and consulting services.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Colocation services are services where the Company provides space, power and cooling to customers for housing and operating their IT system equipment in the Company’s data centers, which are primarily provided to customers for a fixed consideration over the contract service period. Revenues from such colocation services where services are provided to customers for a fixed amount over the contract service period are recognized on a straight-line basis over the term of the contract. The Company has determined that its performance pattern to be straight-line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

Managed hosting services are services where the Company provides outsourced services to manage the customers’ data center operations, including data migration, IT operations, security and data storage. Managed hosting services are primarily provided to financial institution customers as a business continuity and disaster recovery solution, which are primarily provided to customers for a fixed consideration over the contract service period. Revenues from such managed hosting services where services are provided to customers for a fixed amount over the contract service period are recognized on a straight-line basis over the term of the contract. The Company has determined that its performance pattern to be straight-line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

Certain contracts with customers for colocation services and managed hosting services provide for variable considerations that are primarily based on the usage of such services.  Revenues on such contracts are recognized based on the agreed usage-based fees as the services are rendered throughout the contract term.

In certain colocation and managed hosting service contracts, the Company agrees to charge customers for their actual power consumption. Relevant revenue is recognized based on actual power consumption during each period. In certain other colocation and managed hosting service contracts, the Company specifies a fixed power consumption limit each month for customers. If a customer’s actual power consumption is below the limit, no additional fee is charged, while if its actual power consumption is above the limit, the Company charges the customer additional power consumption fees calculated based on the portion of actual power consumption exceeding the limit, multiplied by a fixed unit price, which is determined based on market price and does not provide customers with material rights to acquire additional goods or services that the customer would not receive without entering into that contract. Accordingly, relevant revenue is recognized each month based on actual additional power consumption fees.

Managed cloud services are services where the Company 1) distributes and delivers virtual storage to customers including offering direct private connection to major cloud platforms (“CloudConnect”) and 2) provides cloud infrastructure, including cloud resources, and solutions to assist customers in managing their hybrid clouds (“CloudMix”). Services are provided to certain customers for a fixed amount over the contract period, usually ranging from 1 to 5 years and are recognized on a straight-line basis over the contract period.  Services are provided to remaining customers on a consumption basis, such as the amount of storage used in a period and the revenue is recognized based on a customer’s utilization of such resources and rate specified in the contracts over the related contractual term beginning on the date on which the platform is made available to the customer.

Revenue recognized for colocation or managed hosting and cloud services delivered prior to billing is recorded within accounts receivable. The Company generally bills the customer in equal instalments on a monthly or quarterly basis.

Cash received in advance from customers prior to the delivery of the colocation or managed hosting and cloud services is recorded as deferred revenue.

The sale of IT equipment is recognized when the customer obtains control of the equipment, which is typically when delivery has occurred, the customer accepts the equipment and the Company has no performance obligation after the delivery.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In certain managed service contracts, the Company sells and delivers IT equipment such as servers and computer terminals prior to the delivery of the services. Since sale of equipment can be distinguished and is separately identifiable from other promises in the contract and it is distinct within the context of the contract, the sale of equipment is considered a separate performance obligation. Accordingly, the contract consideration is allocated to the equipment and the managed services based on their relative standalone selling prices.

Consulting services are provided to customers for a fixed amount over the service period, usually less than one year. The Company recognizes revenues from consulting services over the period when the services were provided, since customers simultaneously receive and consume the benefit of the services. The Company uses the input method based on the pattern of service provided to the customers.

Revenue is generally recognized on a gross basis as the Company is primarily responsible for fulfilling the contract, assumes inventory risk and has discretion in establishing the price when selling to the customer. To the extent the Company does not meet the criteria for recognizing revenue on a gross basis, the Company records the revenue on a net basis.

(s)                    Cost of revenues

Cost of revenues consists primarily of utility costs, depreciation of property and equipment, rental costs, labor costs and other costs directly attributable to the provision of the service revenue.

(t)                     Research and development and advertising costs

Research and development and advertising costs are expensed as incurred. Research and development costs amounted to RMB9,100, RMB7,261 and RMB13,915 in 2016, 2017 and 2018, respectively. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company’s services and products.

Advertising costs amounted to RMB8,942, RMB10,189 and RMB6,332 in 2016, 2017 and 2018, respectively.

(u)                  Start-up costs

Pre-operating or start-up costs incurred prior to operating a new data center are expensed as incurred and consist primarily of rental costs of operating leases of buildings during the construction of leasehold improvements and other miscellaneous costs incurred prior to the operation of the data centers. Start-up costs amounted to RMB12,976, RMB7,469 and nil were recorded in general and administrative expenses in 2016, 2017 and 2018, respectively.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Subsidies for the acquisition of property and equipment are recorded as a liability until earned and then depreciated over the useful life of the related assets as a reduction of the depreciation charges. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right period as a reduction of the amortization charges of the related land use rights. In 2010 and 2011, the Company received government subsidies that required the Company to operate in a particular area for a certain period. The Company recorded the subsidies in other long-term liabilities when the subsidies were received and subsequently recognized as government subsidy income ratably over the period the Company is required to operate in the area. In 2017, the Company received government subsidies that required the Company to pass certain inspection on the related project by March 31, 2019. The Company recorded such subsidies in other long-term liabilities when received, which are reclassified to accrued expenses and other payables when the inspection is expected to be completed within one year, and will be recorded as government subsidy income when the conditions are met.

As of December 31, 2017 and 2018, deferred government grants of RMB16,789 and RMB9,771 are recorded in other long-term liabilities, respectively. Deferred government grants of RMB4,800 are recorded in accrued expenses and other payables in the consolidated balance sheets as of December 31, 2018.

(w)                Capitalized interest

A reconciliation of total interest costs to “Interest expenses” as reported in the consolidated statements of operations for 2016, 2017 and 2018 is as follows:

	Years ended December 31,
	2016	2017	2018

Total interest costs	324,085	466,460	749,730
Less: interest costs capitalized	(58,851)	(54,457)	(93,544)

Interest expenses	265,234	412,003	656,186

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

(x)                  Debt issuance costs

Debt issuance costs are capitalized and are amortized over the life of the related debts based on the effective interest method. Such amortization is included as a component of interest expense.

Unamortised debt issuance costs of RMB134,395 and RMB203,779 are presented as a reduction of debt as of December 31, 2017 and 2018, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

(z)                    Share-based compensation

The Company accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instrument issued. The grant-date fair value of the award is recognized as compensation expense, net of forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

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

The Company recognizes the estimated compensation cost of service-based restricted share based on the fair value of its ordinary shares on the date of the grant. The Company recognizes the compensation cost, net of forfeitures, over its respective vesting term. The Company recognizes the estimated compensation cost of performance-based restricted share based on the fair value of its ordinary shares on the date of the grant. The rewards are earned upon attainment of identified performance goals. The Company recognizes the compensation cost, net of forfeitures, over the performance period. The Company also adjusts the compensation cost based on the probability of performance goal achievement at the end of each reporting period.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company has adopted the simplification guidance on forfeitures in ASU 2016-09, Compensation—Stock Compensation (Topic 718) and elected to account for forfeitures when they occur. Compensation cost previously recognized are reversed in the period the award is forfeited, for an award that is forfeited before completion of the requisite service period. The adoption of such simplification guidance did not have any material effect on retained earnings or other components of equity or net assets in the statement of consolidated balance sheet as of the beginning of the period of adoption.

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

For further information on share-based compensation, see Note 17 below.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and restricted cash denominated in RMB amounted to RMB458,971 and RMB1,134,694 as of December 31, 2017 and 2018, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2018, the Company’s cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong SAR, US and Singapore and were denominated in the following currencies:

	RMB	USD	HKD	JPY	EUR	SGD

In PRC	1,102,939	37,988	—	—	—	—
In Hong Kong SAR	31,755	44,195	7,948	19,098	153	—
In US	—	81,483	—	—	—	—
In Singapore	—	2,531	—	—	—	12

Total in original currency	1,134,694	166,197	7,948	19,098	153	12
RMB equivalent	1,134,694	1,140,645	6,964	1,182	1,204	59

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

(dd)           Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) attributable to the Company’s ordinary shareholders is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s preferred shares (note 14) are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

(ee)             Changes in accounting principle

1)             The Company adopted ASC 606 Revenue from Contracts with Customers on January 1, 2018. The Company applied ASC 606 using the cumulative effect method — i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at January 1, 2018. The Company elects to apply this guidance retrospectively only to contracts that are not completed contracts as of January 1, 2018. Therefore, the comparative information has not been adjusted and continues to be reported under ASC 605 Revenue Recognition.

Certain sales agreement of the Company contains contingent consideration terms regarding the equipment sales. Before the adoption of ASC 606, the allocation of arrangement consideration to the delivered items is limited to amounts of revenue that are not contingent. Upon the adoption of ASC 606, sales are recognized as the Company transfers control of the promised products or services to the customers. The revenue recognition of such equipment sales was accelerated as the control transfers.  The Company estimates variable consideration to which it expects to be entitled, given consideration to the risk of revenue reversal in making the estimate. As a result, the Company made an adjustment to decrease the opening balance of accumulated deficit by RMB726 at January 1, 2018.

The adoption of ASC 606 does not have impact to the Company’s consolidated balance sheet as of December 31, 2018. The impact for adoption of ASC 606 to the Company’s consolidated statement of operations for the year ended December 31, 2018 is as follows:

Consolidated Statement of Operations:

	Year ended December 31, 2018	Adjustments	Amounts without adoption of ASC 606

Net revenue	2,792,077	1,569	2,793,646
Cost of revenue	(2,169,636)	(843)	(2,170,479)
Income from operations	168,355	726	169,081
Net loss	(430,268)	726	(429,542)
Loss per ordinary share
Basic and diluted	(0.43)	0.00	(0.43)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

2)             The Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018. According to this ASU, the amounts generally described as restricted cash are included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows using a retrospective transition method to each period. As a result of the adoption of ASU 2016-18, the consolidated statement of cash flows was retrospectively adjusted by excluding the increase of restricted cash of RMB21,248 from cash flows from operating activities for the year ended December 31, 2016 and RMB9,762 from cash flows from operating activities, RMB3,619 from cash flows from investing activities and RMB33,100 from cash flows from financing activities for the year ended December 31, 2017. A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is in note 3.

3)             The Company adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments on January 1, 2018. According to this ASU, cash payments not made soon after the acquisition date of a business combination by an acquirer to settle a contingent consideration liability should be separated and classified as cash outflows for financing activities and operating activities. Cash payments up to the amount of the contingent consideration liability recognized at the acquisition date (including measurement-period adjustments) should be classified as financing activities; any excess should be classified as operating activities. Cash payments made soon after the acquisition date of a business combination by an acquirer to settle a contingent consideration liability should be classified as cash outflows for investing activities. The amendments in this ASU should be applied using a retrospective transition method to each period presented. As a result of the adoption of ASU 2016-15, the consolidated statement of cash flows for the year ended December 31, 2017 was retrospectively adjusted by reclassifying the payment of contingent consideration for acquisition of subsidiaries of RMB27,105 from investing activities to cash flows from operating activities and financing activities of RMB2,966 and RMB24,139, respectively. The adoption of ASU 2016-15 does not have impact on the consolidated statement of cash flows for the year ended December 31, 2016.

4)             The Company adopted ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory on January 1, 2018. This ASU requires the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, which consequently eliminates the exception for an intra-entity transfer of an asset other than inventory to the recognition of current and deferred income taxes. Deferred tax assets recognized as a result of this ASU shall be assessed for realizability. ASU 2016-16 was applied on a modified retrospective basis, with a cumulative-effect adjustment directly to accumulated deficit of the Company as of January 1, 2018, and the comparative information is not adjusted. The adoption of this ASU does not have impact to the accumulated deficit of the Company as of January 1, 2018.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(ff)                 Recently Issued Accounting Standards

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force), which clarifies the accounting for implementation costs incurred in a hosting arrangement that is a service contract. Capitalization of these implementation costs are accounted for under the same guidance as implementation costs incurred to develop or obtain internal-use software and recorded as a prepaid asset. These capitalized costs are to be expensed ratably over the hosting arrangement term as operating expenses, along with the service fees. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. The Company does not plan to early adopt this guidance and is evaluating the impact of the new standard.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. Under this ASU, key provisions include new, eliminated and modified disclosure requirements. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. The Company does not plan to early adopt this guidance and is evaluating the impact of the new standard.

In June 2018, FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The ASU expands the scope of ASC 718, Compensation - Stock Compensation to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of ASC 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that ASC 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606. The amendments in this ASU are effective for the Company since fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In January 2017, FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU should be applied on a prospective basis. The amendments in this ASU are effective for the Company for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. This ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The amendments in this ASU is effective for the Company for its fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted since fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance within ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11 and ASU 2018-20, collectively referred to as “ASC 842”. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and ASC 606. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

ASC 842 is effective for the Company on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. The Company expects to use the effective date of January 1, 2019 as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

ASC 842 provides a number of optional practical expedients in transition. The Company will elect the package of the transition practical expedients, including (1) not to reassess whether any expired or existing contracts, including land easements that were not previously accounted for as leases, are or contain leases, (2) not to reassess the lease classification for any expired or existing leases, (3) not to reassess initial direct costs for any existing leases.

ASC 842 is expected to have a material effect on the Company’s consolidated financial statements. While continuing to assess all of the effects of adoption, the Company currently believes that the most significant effects relate to the recognition of right-of-use (“ROU”) assets and lease liabilities on its balance sheet for operating leases and the derecognition of existing assets and liabilities for certain assets under construction in build-to-suit lease arrangements that the Company will lease when construction is complete.

On adoption, the Company currently expects to:

1)             Recognize additional operating lease liabilities and ROU assets of approximately RMB483,607 and RMB513,961, and derecognize intangible assets of RMB44,552.

2)             Derecognize other financing obligations and construction in progress of approximately RMB331,917 and RMB336,719, respectively, and recognize prepaid expenses of RMB4,802, for assets under construction in build-to-suit lease arrangements. Upon completion of construction, new ROU assets and lease liabilities are expected to be recognized on the consolidated balance sheet for the associated leases.

ASC 842 also provides practical expedients for an entity’s ongoing accounting. The Company currently expects to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets. The Company also currently expects to elect the practical expedient to not separate lease and non-lease components for all of the leases.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

3       CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As at December 31, 2017	As at December 31, 2018

Cash	1,873,446	2,161,622
Restricted cash - current assets	10,837	87
Restricted cash - non-current assets	63,317	123,039

Total cash and restricted cash shown in the consolidated statements of cash flows	1,947,600	2,284,748

Restricted cash included in non-current assets was to secure the repayment of long-term bank borrowings and related interests.

4       CONTRACT BALANCES

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2017	2018

Accounts receivable	364,654	541,355
Less: allowance for doubtful accounts	—	(241)

Accounts receivable, net	364,654	541,114
Including:
- Current portion	364,654	536,842
- Non-current portion	—	4,272

The Company generally invoices its customers on a monthly or quarterly basis in accordance with the contract terms. Due to the timing difference between the billing and revenue recognition, accounts receivable included an unbilled portion of RMB253,724 and RMB384,640 as of December 31, 2017 and 2018, respectively.

As of December 31, 2018, the accounts receivable expected to be received after one year amounted to RMB4,272 were recorded in other non-current assets in the consolidated balance sheet.

Accounts receivable of RMB136,043 and RMB365,938 was pledged as security for bank loans (note 9) as of December 31, 2017 and 2018, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

	Years ended December 31,
	2016	2017	2018

Balance at the beginning of the year	2,156	—	—
Allowance made during the year	—	—	241
Reversal during the year	(2,156)	—	—

Balance at the end of the year	—	—	241

During the year ended December 31, 2016, the Company reversed allowance for doubtful accounts on a receivable from a customer of RMB2,156 due to the collection of such balance during 2016. During the year ended December 31, 2018, the Company made an allowance on accounts receivable of RMB241. Management believes all other accounts receivable as of December 31, 2018 are to be collected in full.

Deferred Revenue

The opening and closing balances of the Company’s deferred revenue are as following:

Deferred revenue

Beginning balance as of January 1, 2018	55,609
Closing balance as of December 31, 2018	73,077

Increase	17,468

The difference between the opening and closing balances of the Company’s deferred revenue primarily results from the timing difference between the satisfaction of the Company’s performance obligation and the customer’s payment. The amounts of revenue recognized during the year ended December 31, 2018 from the opening deferred revenue balance was RMB43,192.

Remaining performance obligations

The Company elected to apply the practical expedient that allows the Company not to disclose the remaining performance obligations for variable consideration that is allocated to entirely unsatisfied performance obligations or to a wholly unsatisfied distinct good or service that forms part of a single obligation. This includes usage-based contracts for certain colocation and managed hosting services for which the variable consideration is allocated entirely to the unsatisfied promised services that form part of the single performance obligation under these contracts.

As of December 31, 2018, approximately RMB1,631,208 of total revenues and deferred revenues are expected to be recognized in future periods, the majority of which will be recognized over the next three years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

5       PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2017	As of December 31, 2018

At cost:
Buildings	2,693,843	4,382,469
Data center equipment	2,202,247	4,225,963
Leasehold improvement	2,243,691	4,239,601
Furniture and office equipment	36,762	45,057
Vehicles	2,972	4,086
	7,179,515	12,897,176
Less: Accumulated depreciation	(965,758)	(1,534,368)
	6,213,757	11,362,808
Construction in progress	1,951,844	2,632,137

Property and equipment, net	8,165,601	13,994,945

(1)         The carrying amounts of the Company’s property and equipment acquired under capital leases and other financing arrangement at the respective balance sheet dates were as follows:

	As of December 31, 2017	As of December 31, 2018

At cost (note):
Buildings	2,488,522	4,557,081
Data center equipment	192,946	300,960
	2,681,468	4,858,041
Less: Accumulated depreciation	(141,948)	(287,375)

	2,539,520	4,570,666

Note: This item included buildings under construction of RMB476,489 and RMB1,478,612 and data center equipment under construction of RMB180,228 and nil, respectively, as of December 31, 2017 and 2018.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(2)         Depreciation of property and equipment (including assets acquired under capital leases and other financing arrangement) was RMB212,873, RMB352,480 and RMB682,451 for the years ended December 31, 2016, 2017 and 2018, respectively, and included in the following captions:

	Years ended December 31,
	2016	2017	2018

Cost of revenue	206,724	345,025	674,560
General and administrative expenses	5,425	6,902	7,319
Research and development expenses	724	553	572

	212,873	352,480	682,451

(3)         Property and equipment with net a book value of RMB698,922 and RMB1,716,736 was pledged as security for bank loans (note 9) as of December 31, 2017 and 2018, respectively.

(4)         As of December 31, 2017 and 2018, payables for purchase of property and equipment that are contractually due beyond one year of RMB195,749 and RMB206,591 are recorded in other long-term liabilities in the consolidated balance sheets.

6       INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	Note	As of December 31, 2017	As of December 31, 2018

Customer relationships	8	379,322	532,322
Favorable leases	8	15,500	49,500
Licenses		6,000	6,000
		400,822	587,822
Less: accumulated amortization		(52,356)	(105,330)

Intangible assets, net		348,466	482,492

The Company’s customer relationships and favorable leases were acquired in business combinations (note 8). Amortization of intangible assets was RMB13,866, RMB25,103 and RMB 52,974 for the years ended December 31, 2016, 2017 and 2018, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2019	61,204
2020	53,054
2021	53,054
2022	53,054
2023	51,512
Thereafter	210,614

Total	482,492

7       PREPAID LAND USE RIGHTS

Prepaid land use rights consisted of the following:

	As of December 31,
	2017	2018

Prepaid land use rights	28,370	765,114
Less: Accumulated amortization	(2,125)	(8,157)

Prepaid land use rights, net	26,245	756,957

Amortization of prepaid land use rights was RMB616, RMB547 and RMB6,082 for the years ended December 31, 2016, 2017 and 2018, respectively.

Prepaid land use rights with a net book value of RMB6,091 and RMB13,241 were pledged as security for bank loans (note 9) as of December 31, 2017 and 2018, respectively.

8       BUSINESS COMBINATIONS

The movement of goodwill is set out as below:

	As of December 31,
	2017	2018

Balance at the beginning of the year	1,341,087	1,570,755
Addition during the year	229,668	181,215
Balance at end of year	1,570,755	1,751,970

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. The goodwill is not deductible for tax purposes. Goodwill is assigned to the design, build-out and operation of data centers reporting unit.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Guangzhou 1 Acquisition

On May 19, 2016, the Company acquired all of the equity interests in Guangzhou Weiteng Construction Co., Ltd. (“Weiteng Construction”) from a third party for an aggregate purchase price of RMB129,500. The Company had paid the full purchase consideration as of December 31, 2017.

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

Note (ii):         Property and equipment acquired included properties acquired under capital lease of RMB102,785, data center equipment of RMB19,895, leasehold improvement of RMB132,462 and construction in progress of RMB26,295.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Shenzhen 5 Acquisition

On June 29, 2017, the Company consummated an acquisition of all equity interests in a target group, comprising onshore and offshore entities, from third parties for an aggregate contingent purchase price of RMB312,000. As of December 31, 2018, the present value of remaining consideration payable of RMB123,098 was recorded in other payables with payment schedule based on the milestone related to the achievement of all specified conditions.

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

Note (i):            The fair value of consideration represents the present value of the purchase price of RMB312,000.

Note (ii):         Prior to the acquisition, the Company had other receivables from the target group of RMB6,025, which was effectively settled with the seller upon completion of the acquisition.

Note (iii):      Property and equipment acquired included properties acquired under capital lease of RMB416,000, data center equipment of RMB174,292, leasehold improvements of RMB118,368 and construction in progress of RMB112,745.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The amounts of net revenue and net loss of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2017 amounted to RMB42,072 and RMB23,859, respectively.

Guangzhou 2 Acquisition

On October 9, 2017, the Company consummated an acquisition of all equity interests in a target group, comprising onshore and offshore entities, from third parties for a cash consideration of RMB233,984. The Company paid the full consideration as of December 31, 2018.

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

Note (ii):         Property and equipment acquired included properties  acquired under capital lease of RMB106,000, data center equipment of RMB57,932, leasehold improvement of RMB155,149 and furniture and office equipment of RMB862.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The amounts of net revenue and net income of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2017 amounted to RMB26,573 and RMB2,734, respectively.

Guangzhou 3 Acquisition

On May 2, 2018, the Company consummated an acquisition of all equity interests in a target group, comprising onshore and offshore entities, from third parties for an aggregate cash consideration of RMB262,244 (including contingent considerations of RMB245,244). As of the acquisition date, the Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB262,244. As of December 31, 2018, the present value of remaining consideration payable was RMB124,921, of which RMB45,838 and RMB79,083 were recorded in other payables and other long-term liabilities, respectively. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

The target group owns a data center project (“Guangzhou 3”) in Guangzhou, China.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration	(i)	247,937
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(62)
Accounts receivable		(13,995)
Property and equipment	(ii)	(780,312)
Identifiable intangible assets	(iii)	(130,000)
Other assets		(43,039)
Accounts payable		471,532
Capital lease and other financing obligations, non-current		282,051
Short-term borrowings		47,580
Long-term borrowings		30,000
Deferred tax liabilities		26,503
Other liabilities		2,849
Total identifiable net assets		(106,893)
Goodwill	(iv)	141,044

Note (i):            The fair value of consideration represents the present value of the purchase price of RMB262,244.

Note (ii):         Property and equipment acquired included properties acquired under capital lease of RMB291,000, data center equipment of RMB254,241 and leasehold improvement of RMB235,071.

Note (iii):      Identifiable intangible assets acquired consisted of customer relationships of RMB130,000 with an estimated useful life of 7 years.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The amounts of net revenue and net loss of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2018 amounted to RMB85,298 and RMB11,727 respectively.

Shanghai 11 Acquisition

On June 1, 2018, the Company consummated an acquisition of all equity interests in a target entity from third parties for an aggregate cash consideration of RMB320,000 (including contingent considerations of RMB70,000). As of the acquisition date, the Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB320,000. As of December 31, 2018, the present value of remaining consideration payable of RMB13,931 was recorded in other payables. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

The target entity owns a data center project (“Shanghai 11”) in Shanghai, China.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration	(i)	319,119
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(404)
Property and equipment	(ii)	(233,405)
Identifiable intangible assets	(iii)	(57,000)
Other assets		(94,647)
Accounts payable		91,136
Deferred tax liabilities		9,995
Other liabilities		5,377
Total identifiable net assets		(278,948)
Goodwill	(iv)	40,171

Note (i):            The fair value of the consideration represents the present value of the purchase price of RMB320,000.

Note (ii):         Property and equipment acquired included data center equipment of RMB70,241 and leasehold improvement of RMB163,164.

Note (iii):      Identifiable intangible assets acquired consisted of customer relationships of RMB23,000 with an estimated useful life of 10 years and favourable lease of RMB34,000 with an estimated useful life of 13.6 years.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The amounts of net revenue and net loss of the target entity included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2018 amounted to RMB35,489 and RMB2,924, respectively.

Supplemental pro forma financial information as if the acquisitions had occurred as of the earliest date presented has not been provided as the acquisitions are not material to the Company’s results of operations in 2018.

Asset acquisitions in 2018

In 2018, the Company consummated several acquisitions of certain target groups for a total cash consideration of RMB124,667. These acquisitions did not meet the definition of a business as of the acquisition date in accordance with ASC 805 Business Combinations, and were accounted for as assets acquisitions. The targets entered into various property lease arrangements to operate data center business. These data centers had not commenced their operations as of the respective acquisition date. The primary assets acquired were properties under capital leases, equipment and leasehold improvements. The Company settled the consideration of RMB115,167 in 2018. As of December 31, 2018, the remaining consideration payable was RMB9,500, which was recorded in other payables.

9                           LOANS AND BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31, 2017	As of December 31, 2018

Short-term borrowings	462,946	684,788
Current portion of long-term borrowings	327,538	598,532
Sub-total	790,484	1,283,320
Long-term borrowings, excluding current portion	3,459,765	5,203,708

Total loans and borrowings	4,250,249	6,487,028

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of December 31, 2017	As of December 31, 2018

Unsecured short-term loans and borrowings	230,000	30,000
Secured short-term loans and borrowings	232,946	654,788

	462,946	684,788

Short-term borrowings were secured by the following assets:

	As of December 31, 2017	As of December 31, 2018

Accounts receivable (Note)	11,615	18,796
Property and equipment, net	—	203,290

	11,615	222,086

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2017 and 2018 were 7.93% and 7.01% per annum, respectively.

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of December 31, 2017	As of December 31, 2018

Unsecured long-term loans and borrowings	167,250	85,250
Secured long-term loans and borrowings	3,620,053	5,716,990

	3,787,303	5,802,240

The weighted average interest rates of long-term borrowings as of December 31, 2017 and 2018 were 6.93% and 7.42% per annum, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Long-term borrowings were secured by the following assets:

	As of December 31, 2017	As of December 31, 2018

Accounts receivable (Note )	124,428	347,142
Property and equipment, net	698,922	1,513,446
Prepaid land use rights, net	6,091	13,241

	829,441	1,873,829

Note:                                The Company applied accounts receivable generated from certain data center operation as collateral to secure borrowings.

The outstanding long-term borrowings mature serially from 2019 to 2028. The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to December 31, 2018 are as follows:

Twelve-months ending December 31,	Long-term borrowings
2019	598,532
2020	725,727
2021	1,759,695
2022	1,087,955
2023	1,235,936
Thereafter	394,395
5,802,240

The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 13 years.

More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, the Company could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule:

(i)             STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC Pte. Ltd. (“STT GDC”);

(ii)          STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 30%, in certain cases, 25%, of the issued share capital of the Company, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 30%, in some cases, 25%, of the votes that may be cast at a meeting of the board of directors (or similar governing body) of the Company, or (c) is not or ceases to be the single largest shareholder of the Company;

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(iii)       The Company and GDS Investment are not or ceases to be, directly or indirectly, the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment, GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries;

(iv)      William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou;

(v)         GDS Beijing, GDS Suzhou, and the relevant borrowing subsidiaries, cease to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries as mentioned in Note 2(a);

(vi)      there are changes in the shareholding structure of a principal operating subsidiary of ours, as defined in the relevant loan facility agreement; and

(vii)   the IDC license of GDS Beijing or the borrowing subsidiaries, or the authorization by GDS Beijing to one of the subsidiaries to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing is cancelled or fail to be renewed on or before the expiry date.

There are certain other events in the loan facility agreements upon which the Company could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, for example, the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, the Company is delisted before the maturity date under the relevant loan facility agreement, etc. In addition, the loan facilities contain financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. The loan facilities also include cross default provisions which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of either US$4,500 or RMB50,000 or more when due or within any originally applicable grace period. As of December 31, 2018, the Company was in compliance with these covenants.

As of December 31, 2018, the Company had total working capital and project financing credit facilities of RMB8,134,013 from various financial institutions, of which the unused amount was RMB1,497,452. As of December 31, 2018, the Company had drawn down RMB6,636,561, of which RMB684,788 (net of debt issuance costs of RMB2,102) was recorded in short-term loans and borrowings and RMB5,802,240 (net of debt issuance costs of RMB147,431) was recorded in long-term loans and borrowings, respectively. Drawdowns from the credit facility are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

10      CONVERTIBLE BONDS PAYABLE

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

In November 2017, the bond holders of the Convertible Bonds due 2019, exercised the right to convert 100% of the principal amount of the bonds, together with the Accrued Interest thereon into 97,870,263 newly issued Class A ordinary shares at the conversion price of US$1.675262 pursuant to the terms of the bonds. Concurrent with the conversion, the accrued but unpaid Cash Interest was relinquished. The difference between par value of the shares issued of RMB32 and the carrying value of the convertible bonds, Accrued Interest and unpaid Cash Interest of RMB1,106,195 were recorded as additional paid-in capital upon conversion.

Convertible Bonds due June 1, 2025 issued by the Company (“Convertible Bonds due 2025”)

On June 5, 2018, the Company completed its issuance of Convertible Bonds due 2025 in an aggregate principal amount of US$300,000. The related issuance costs of US$8,948 were deducted from principal of the Convertible Bonds due 2025 and amortized over the period from issuance to the first put date (i.e. June 1, 2023) using the effective interest rate method. As of December 31, 2018, accrued interests of RMB3,432 were recorded in accrued expenses.

The key terms of the Convertible Bonds due 2025 are summarized as follows:

Maturity Date

•  June 1, 2025

Interest

•       2.0% per annum, accruing from June 5, 2018 (computed on the basis of 360-day year composed of twelve 30-day months), payable semiannually in arrears on June 1 and December 1 of each year

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Repurchase of Notes

•       Holders will have the right to require the Company to repurchase for cash all of their notes, or any portion of the principal thereof that is equal to US$1 thousand or an integral multiple of US$1 thousand, on June 1, 2023 or if a fundamental change occurs at any time.

Tax redemption

•       The Company may redeem, at its option, all but not part of the Convertible Bonds due 2025 if it becomes obligated to pay to the holder of any note “additional amounts” (which are more than a de minimis amount) as a result of any change in tax law at the price equal to 100% of the principal amount together with accrued and unpaid interest. Upon receiving notice of redemption, each holder will have the right to elect to: convert its notes; or not have its notes redeemed and GDS Holdings will not pay any additional amounts as a result of such change in tax law.

Conversion rights

•       Holders may convert their notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date.

•       The conversion rate is initially 19.3865 ADSs of the Company per US$1 thousand principal amount of notes (equivalent to an initial conversion price of approximately US$51.58 per ADS), and subject to changes under certain anti-dilution conditions.

The Company determined that the embedded conversion option of the Convertible Bonds due 2025 was not required to be accounted for as an embedded derivative pursuant to ASC 815 Derivatives and Hedging. The Company also determined that there was no embedded BCF attributable to Convertible Bonds due 2025 at the commitment date because the initial conversion price of Convertible Bonds due 2025 was greater than the fair value of the Company’s ordinary shares. Contingent BCF will be assessed upon occurrence of an adjusting event to the conversion price. The Company also determined there was no other embedded derivative to be separated from the Convertible Bonds due 2025.

11      ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2017	2018

Accrued interest expenses	21,114	32,902
Accrued debt issuance costs	34,194	618
Income tax payable (note 19)	20,122	43,898
Consideration payables for acquisitions (note 8)	159,489	192,367
Deferred government grants	—	4,800
Accrued payroll and welfare benefits	47,432	77,134
Accrued professional fees	15,725	32,076
Other accrued operating expenses	38,118	52,618
Other payables	32,430	40,151

	368,624	476,564

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

12      LEASE

Capital lease and other financing obligations

The Company’s capital lease and other financing obligations are summarized as follows:

	December 31, 2017			December 31, 2018
	Capital lease obligations	Other financing obligations	Total	Capital lease obligations	Other financing obligations	Total
Within 1 year	212,780	45,007	257,787	352,524	37,150	389,674
After 1 year but within 2 years	220,293	63,151	283,444	453,891	80,276	534,167
After 2 years but within 3 years	316,475	75,685	392,160	286,468	107,497	393,965
After 3 years but within 4 years	144,052	76,678	220,730	282,627	111,616	394,243
After 4 years but within 5 years	141,910	80,832	222,742	292,481	113,667	406,148
After 5 years	1,900,744	1,469,318	3,370,062	3,926,028	1,878,098	5,804,126

Total	2,936,254	1,810,671	4,746,925	5,594,019	2,328,304	7,922,323

Less total future interest	(1,209,120)	(905,590)	(2,114,710)	(2,300,484)	(1,160,108)	(3,460,592)
Less: estimated building costs	—	(231,228)	(231,228)	—	(160,506)	(160,506)

Present value of lease and other financing obligations	1,727,134	673,853	2,400,987	3,293,535	1,007,690	4,301,225
Including:
Current portion			97,943			166,898
Non-current portion			2,303,044			4,134,327

The Company’s capital and build-to-suit leases expire at various dates ranging from 2020 to 2039. The weighted average effective interest rate of the Company’s capital and build-to-suit leases was 7.28% and 6.99% as of December 31, 2017 and 2018, respectively.

The balances of other financing obligations are all derived from build-to-suit leases.

The Company recognized the capital lease and other financing obligations assumed in the business combination at the acquisition-date fair value. In addition, the Company entered into the following lease arrangements, which are classified as capital lease based on the assessment performed pursuant to the accounting standard for leases, during the year ended December 31, 2018:

Data center building leases

During the year ended December 31, 2018, the Company recorded additional capital leases for seven data center buildings with initial capital lease obligations totaling RMB1,300,453 through new lease agreements or acquisition of subsidiaries. The leases have terms of 15 or 20 years through March 2033 to June 2038.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Equipment Leases

During the year ended December 31, 2018, the Company entered into five lease agreements with third party lessors in respect of certain data center equipment. These equipment leases have lease terms of 3 years with initial capital lease obligations totaling RMB108,665.

Build-to-suit leases

In July and August 2018, the Company entered into two lease agreements with third-party developer-lessors for the development, construction and lease (build-to-suit lease) of two brand new buildings (the “Shanghai 12 Lease” and the “Shanghai 13 Lease”) in Shanghai, China. The Company paid deposits for the leases to the developer-lessors. Shanghai 12 Lease has an estimated lease term of 15.7 years commencing upon the delivery of the respective completed building to the Company to November 2035. Shanghai 13 Lease has a lease term of 20 years commencing upon the delivery of the respective completed building to the Company. The buildings will be constructed based on the Company’s specifications and will not include any interior elements, such as electrical wiring, interior walls, ventilation and air conditioning systems, flooring or normal tenant improvements (referred to as cold-shell buildings).  Upon completion of constructions and the delivery of the cold-shell buildings, the Company will convert the buildings into data centers. No rent is paid by the Company during the construction of the buildings. All project hard costs are to be paid by the developer-lessors, including site preparation and construction costs. If the Company terminates the agreements before the construction of the buildings are completed, the Company is obligated to reimburse the developer-lessors for costs incurred during the construction period, including but not limited to project application costs, project design fees, ground preparation and levelling costs.

In accordance with ASC 840-40-55, the Company has determined that it is the owner of the buildings in Shanghai 12 Lease and Shanghai 13 Lease during the construction period for financial reporting purposes as it has substantially all of the construction period risks based on the maximum guarantee test (without considering probability that the Company having to make the payments). Accordingly, the Company records an asset for the estimated construction costs incurred of the project and a liability for those costs funded by the lessor-developer during the construction period.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Operating leases

The Company leases data centers, offices and other equipment that are classified as operating leases. The majority of the Company’s operating leases expire at various dates though 2037.

Future minimum operating lease payments as of December 31, 2018 are summarized as follow:

Twelve-months ending December 31,
2019	95,082
2020	69,541
2021	48,072
2022	41,758
2023	40,952
Thereafter	407,070
Total	702,475

Rental expenses were approximately RMB124,712, RMB155,148 and RMB108,550 for the years ended December 31, 2016, 2017 and 2018, respectively. The Company did not sublease any of its operating leases for the periods presented.

13      OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of December 31, 2017	As of December 31, 2018

Consideration payable for acquisitions (Note 8)	120,881	79,083
Payables for purchase of property and equipment	195,749	206,591
Deferred government grants	16,789	9,771
Asset retirement obligations	17,648	35,879
Others	7,831	9,488

Total	358,898	340,812

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

14      REDEEMABLE PREFERRED SHARES

	Series A		Series A*		Series B		Series B1		Series B2		Series B4		Series B5		Series C		Total
	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000
Balance at January 1, 2016	29,635,045	107,428	6,916,645	39,575	2,576,483	16,789	11,527,742	80,148	10,435,639	67,419	14,076,620	87,477	35,393,262	258,038	238,526,241	1,738,440	349,087,677	2,395,314
Changes in redemption value	—	(39,098)	—	—	—	(3,921)	—	—	—	—	—	—	—	(21,016)	—	(141,635)	—	(205,670)
Conversion to ordinary shares	(29,635,045)	(72,965)	(6,916,645)	(43,564)	(2,576,483)	(13,600)	(11,527,742)	(88,221)	(10,435,639)	(74,209)	(14,076,620)	(96,287)	(35,393,262)	(248,455)	(238,526,241)	(1,673,831)	(349,087,677)	(2,311,132)
Foreign exchange impact	—	4,635	—	3,989	—	732	—	8,073	—	6,790	—	8,810	—	11,433	—	77,026	—	121,488
Balance at December 31, 2016	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

The Company evaluated the embedded conversion option in the convertible preferred shares to determine if the embedded conversion option require bifurcation and accounted for as a derivative. The Company concluded the embedded conversion option did not require it to be bifurcated pursuant to ASC 815. The Company also determined that there was no BCF attributable to the convertible preferred shares because the initial conversion price was higher than the fair value of the Company’s ordinary shares. The fair value of the Company’s ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm. The Company also determined there was no other embedded derivative to be separated from the convertible preferred share.

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

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

15            FAIR VALUE MEASUREMENT

As of December 31, 2017 and 2018, there was no asset or liability that was measured at fair value on a recurring basis in periods subsequent to their initial recognition.

Following is a description of the valuation techniques that the Company uses to measure fair value of financial assets and financial liabilities:

•                          Short-term financial instruments (accounts receivable and payable, short-term borrowings, and accrued expenses and other payables)—cost approximates fair value because of the short maturity period.

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

•                          Convertible bonds payable—the estimated fair value was RMB1,512,677 as of December 31, 2018. The fair value was measured based on the price in the open market.

16            ORDINARY SHARES

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

In connection with the issuance of Series C Shares, on August 13, 2014, the Company repurchased 18,762,292 ordinary shares from certain shareholders at US$1.0365 (RMB6.3779) per share, for a total consideration of US$19,448 (RMB119,664). Upon the repurchase, the Company cancelled such shares. The reason for the repurchase of the various series of preferred shares (note 14) and these ordinary shares was so that the Series C shareholder would hold no less than 40% of the Company’s issued share capital on a fully diluted basis.

In August 2016, the Company granted 877,400 fully vested restricted shares to its directors to settle a portion of its remuneration obligation to such directors (note 17).

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

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

On November 7, 2016 and December 6, 2016, the Company successfully completed its IPO of 19,250,000 ADS (or 154,000,000 Class A ordinary shares) and the underwriters exercised their option to purchase 820,735 additional ADSs (or 6,565,880 Class A ordinary shares), each representing eight of its Class A ordinary shares. Upon completion of the IPO, 349,087,677 preferred shares were automatically converted into 349,087,677 Class A ordinary shares on a one-to-one basis. In addition, an aggregate 31,490,164 Class A ordinary shares were issued to the holders of the preferred shares as a portion of settlement of total preference shares dividend (note 14).

In October 2017, the Company issued 64,257,028 Class A ordinary shares to CyrusOne Inc., a third-party investor, at the price of $1.55625 per share.

In November 2017, the bond holders of the Convertible Bonds due 2019, exercised the right to convert 100% of the principal amount of the bonds, together with the Accrued Interest thereon into 97,870,263 newly issued Class A ordinary shares at the conversion price of $1.675262 pursuant to the terms of the bonds (note 10).

On January 26, 2018, the Company completed a public offering in which the Company offered and sold 8,000,000 ADSs (or 64,000,000 Class A ordinary shares), and SBCVC Holdings Limited (“SBCVC”), one of the Company’s principal shareholders, sold 3,000,000 ADSs (or 24,000,000 Class A ordinary shares), at a price of US$26.00 per ADS. On January 29, 2018, the underwriters exercised their option to purchase from the Company and SBCVC additional 225,000 ADSs (or 1,800,000 Class A ordinary shares) and 1,425,000 ADSs (or 11,400,000 Class A ordinary shares), respectively. The Company raised a total of US$202,696 (RMB1,283,308) in proceeds from this public offering, net of underwriting discounts and commissions and other issuance costs.

As of December 31, 2018, the Company’s outstanding share capital consisted of 939,479,307 Class A ordinary shares and 67,590,336 Class B ordinary shares.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

17            SHARE-BASED COMPENSATION

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

Options to directors, officers and employees

On May 1, 2016, the Company granted 11,084,840 share options under the 2014 Plan to employees, officers and directors. These share options were fully vested upon the date of grant for past services and had an exercise price of US$0.7792 (RMB5.0328) per option. The options have a contractual term of five years.

Options to non-employee consultants

In June 2018, the Company granted 500,000 share options under the 2014 Plan to an external consultant at an exercise price of US$0.7792 (RMB5.0) per option, which were immediately vested. The options have a contractual term of five years. The Company recognized the fair value of such options granted and vested amounted to US$2,429 (RMB16,073) immediately to profit and loss. The fair value of such options was determined to be approximately the difference between the grant date share price and the exercise price.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

A summary of the option activity is as follows:

			Weighted average
		Weighted	grant-date
	Number	average	fair value
	of options	exercise price	per option
		(RMB)	(RMB)

Options outstanding at January 1, 2016	17,193,534	4.8	1.9
Granted	11,551,507	5.2	4.9
Forfeited	(155,259)	4.8	1.9

Options outstanding at December 31, 2016	28,589,782	5.2	3.2
Granted	333,334	5.2	10.6
Exercised	(816,880)	5.3	1.9
Forfeited	(19,000)	5.3	1.9

Options outstanding at December 31, 2017	28,087,236	5.1	3.2
Granted	500,000	5.0	31.2
Exercised	(3,614,464)	5.2	4.5
Forfeited	(193,340)	5.0	6.2

Options outstanding at December 31, 2018	24,779,432	5.3	2.2

Options vested and expect to vest at December 31, 2018	24,779,432	5.3	2.2

The following table summarizes information with respect to stock options outstanding and stock options exercisable as of December 31, 2018:

Weighted
		average	Weighted
	Number	remaining	average
	of shares	contractual life	exercise price
		(years)	(RMB)

Options outstanding and exercisable	24,779,432	0.7	5.3

As of December 31, 2017 and 2018, 266,666 and nil forfeitable and unvested non-employee options, respectively, were treated as unissued for accounting purposes and were not included in the table above. As of December 31, 2017 and 2018, there were no unvested employee stock options.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The fair value of the options granted in May 2016 was estimated on the date of grant using the binomial option pricing model with the following assumptions used.

Grant date:	May 2016
Risk-free rate of return	1.98%
Volatility	28.50%
Expected dividend yield	—
Exercise multiple	2.20
Fair value of underlying ordinary share	US$1.51
(RMB 9.8)
Expected term	5 years

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Settlement of liability-classified restricted shares award

In May 2016, the Board resolved to pay RMB 11,733 to its directors, of which RMB4,194 will be settled in cash and RMB7,539 will be settled by issuing of a variable number of the Company’s shares that have an equal value. Accordingly, the Company recorded an expense in general and administrative expenses and a liability of RMB11,733. In August 2016, the Company paid cash of RMB4,194 and issued 877,400 fully vested restricted shares to its directors to fully settle such obligation. Fifty percent (50%) of the restricted shares may not be sold or otherwise disposed of for one year from the grant date. The number of restricted shares required to be issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB7,539.

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

In March, May, August and November 2018, the Company issued a total of 260,560 fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB6,357.

Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

Restricted shares to directors, officers and employees

In December 2016, July 2017 and August 2018, the Company granted non-vested restricted shares of 12,910,080, 13,475,060 and 12,941,952, respectively, to employees, officers and directors. The restricted share awards contained service and market conditions, or service and performance condition, which are tied to the financial performance of the Company. For restricted shares granted, the value of the restricted shares is determined on the fair value of the acquisition date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service condition attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

A summary of the restricted share activity is as follows:

	Number of Shares	Weighted average grant- date fair value per share (RMB)

Unvested at January 1, 2016	—
Granted	13,787,480	6.1
Vested	(877,400)	8.6
Forfeited	—	—

Unvested at December 31, 2016	12,910,080	6.0
Granted	13,977,060	5.2
Vested	(2,123,120)	8.5
Forfeited	(238,400)	6.8

Unvested at December 31, 2017	24,525,620	5.3
Granted	13,202,512	14.5
Vested	(7,326,620)	6.0
Forfeited	(891,008)	5.9

	29,510,504	9.3

The Company recognized share-based compensation expenses of RMB4,697, RMB56,237 and RMB89,804 for the years ended December 31, 2016, 2017 and 2018, respectively, for the restricted share awards. As of December 31, 2018, total unrecognized compensation expense relating to the unvested shares was RMB179,834. The expense is expected to be recognized over a weighted average period of 1.71 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2016, 2017 and 2018.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	December 2016	July 2017	August 2018
Risk-free rate of return	0.68 - 1.65%	1.29 - 1.63%	2.047 - 2.418%
Volatility	22.35 - 24.80%	20.43 - 21.48%	71.85%
Expected dividend yield	—	—	—
Share price at grant date	US$1.24	US$1.191	US$3.125
	(RMB8.6)	(RMB8.0)	(RMB21.3)
Expected term	1 - 5 years	2 - 4 years	2 – 4 years

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(3)            Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

A summary of share-based compensation expenses for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Years ended December 31,
	2016	2017	2018

Costs of revenue	2,114	9,941	18,008
Selling and marketing expenses	6,590	18,390	25,213
General and administrative expenses	55,409	30,866	61,707
Research and development expenses	52	646	949

Total share-based compensation expenses	64,165	59,843	105,877

18                    REVENUE

Net revenue consisted of the following:

	Years ended December 31,
	2016	2017	2018

Colocation services	770,145	1,219,086	2,104,259
Managed service and others	232,870	372,774	655,231
Service revenue	1,003,015	1,591,860	2,759,490
Equipment sales	52,945	24,306	32,587

Total	1,055,960	1,616,166	2,792,077

19                   INCOME TAX

Pursuant to the rules and regulations of the Cayman Islands, GDS Holdings is not subject to any income tax in the Cayman Islands.

The Company’s PRC entities are subject to the PRC Corporate Income Tax (“CIT”) rate of 25%.

The Company’s Hong Kong SAR entities are subject to the Hong Kong SAR Profits Tax rate of 16.5%.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Years ended December 31,
	2016	2017	2018

Loss before income taxes:
PRC	144,158	130,961	237,232
Other jurisdictions	140,569	202,015	202,427
Total loss before income taxes	284,727	332,976	439,659

Current tax expenses:
PRC	311	5,546	27,206
Other jurisdictions	1,998	—	—
Total current tax expenses	2,309	5,546	27,206

Deferred tax benefits:
PRC	(10,935)	(11,683)	(36,597)
Other jurisdictions	311	61	—
Total deferred tax benefits	(10,624)	(11,622)	(36,597)

Total income taxes benefits	(8,315)	(6,076)	(9,391)

The actual income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC statutory income tax rate to loss before income taxes due to the following:

	Years ended December 31,
	2016	2017	2018

PRC enterprise income tax rate	25.0%	25.0%	25.0%
Non-PRC entities not subject to income tax	(13.7)%	(14.8)%	(9.2)%
Tax differential for entities in non-PRC jurisdiction	0.5%	(0.8)%	(1.2)%
Tax effect of current year permanent differences	(0.3)%	0.0%	(1.3)%
Expiration of unused net operating losses	(2.9)%	(2.6)%	(10.1)%
Change in valuation allowance	(5.5)%	(5.2)%	(1.0)%
Return to provision adjustment on permanent differences	(0.2)%	0.2%	(0.1)%

	2.9%	1.8%	2.1%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2017	2018

Deferred tax assets:
Allowance for accounts receivable	—	48
Government subsidy	4,197	3,643
Accrued expenses	14,024	26,867
Asset retirement obligation	4,412	8,970
Net operating loss carry forwards	170,267	192,505

Total gross deferred tax assets	192,900	232,033
Valuation allowance on deferred tax assets	(152,241)	(155,852)

Deferred tax assets, net of valuation allowance	40,659	76,181

Deferred tax liabilities:
Property and equipment	(52,417)	(80,544)
Intangible assets	(82,305)	(116,156)
Prepaid land use rights	(1,693)	(1,653)
Obligation under capital lease and other financing obligations	(14,216)	(12,732)

Total deferred tax liabilities	(150,631)	(211,085)

Net deferred tax liabilities	(109,972)	(134,904)

Analysis as:
Deferred tax assets	14,305	36,974
Deferred tax liabilities	(124,277)	(171,878)

Net deferred tax liabilities	(109,972)	(134,904)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	Years ended December 31,
	2016	2017	2018

Balance at the beginning of the year	118,952	134,935	152,241
Increase during the year	15,983	17,306	3,611

Balance at the end of the year	134,935	152,241	155,852

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Management believes it is more likely than not that the deferred tax asset, net of the valuation allowance as of December 31, 2018, will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. As of December 31, 2018, the valuation allowance of RMB155,852 was related to the deferred tax asset of certain subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB722,276 as of December 31, 2018, of which RMB 34,591, RMB65,233, RMB59,735, RMB183,984 and RMB378,733 will expire if unused by December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The CIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2017 and 2018, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

20                    DISTRIBUTION OF PROFIT

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

These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted portion amounted to RMB2,495,075 and RMB4,768,715 as of December 31, 2017 and 2018, respectively, including non-distributable general reserve fund of RMB214 and RMB579 as of December 31, 2017 and 2018, respectively. The parent company financial information of GDS Holdings is disclosed in note 26.

21                   LOSS PER ORDINARY SHARE

The computation of basic and diluted loss per share is as follows:

	Years ended December 31,
	2016	2017	2018

Net loss	(276,412)	(326,900)	(430,268)

Change in redemption value of redeemable preferred shares (i)	205,670	—	—
Dividend on preferred shares (ii)	(332,660)	—	—

Net loss attributable to ordinary shareholders	(403,402)	(326,900)	(430,268)

Weighted average number of ordinary shares outstanding-basic and diluted (iii)	299,093,937	784,566,371	990,255,959

Loss per ordinary share - basic and diluted	(1.35)	(0.42)	(0.43)

Note (i):                         The amount of change in redemption value of redeemable preferred shares for the year ended December 31, 2016 represents the net effect of the accretion to redemption value through the date of automatic conversion into ordinary shares of RMB97,274 and the reduction related to the preference dividends (note 14) declared in respect of those redeemable preferred shares of RMB302,944 for which accretion to redemption was previously recorded.

Note (ii):                      For the year ended December 31, 2016, the amount represented the preference dividend declared and paid of RMB343,296 (note 14) upon the IPO less the cumulative dividend on preferred shares amounting to RMB3,509 and RMB7,127 for the year ended December 31, 2014 and 2015, respectively.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following securities were excluded from the computation of diluted loss per share as inclusion would have been anti-dilutive.

	Years ended December 31,
	2016	2017	2018

Share options/restricted shares	41,499,862	52,612,856	54,289,936
Convertible bonds payable	93,977,837	—	46,527,600

Total	135,477,699	52,612,856	100,817,536

22                   SEGMENT INFORMATION

The Company has one operating segment, which is the design, build-out and operation of data centers. The Company’s chief operating decision maker is the chief executive officer of the Company who reviews the Company’s consolidated results of operations in assessing performance of and making decisions about resource allocations to this segment. Accordingly, no reportable segment information is presented.

During the year ended December 31, 2016, 2017 and 2018, substantially all of the Company’s operations are in the PRC. As of December 31, 2017 and 2018, the long-lived assets amounted to RMB6,695 and RMB742,390, respectively, were located in Hong Kong SAR, and substantially all of the remaining long-lived assets were in the PRC.

23                   MAJOR CUSTOMERS

During the year ended December 31, 2016, the Company had two contracting customers, which generated over 10% of the Company’s total revenues or RMB169,052 and RMB153,863, respectively. During the year ended December 31, 2017, the Company had three contracting customers, which generated over 10% of the Company’s total revenues or RMB318,359, RMB166,384 and RMB163,719, respectively. During the year ended December 31, 2018, the Company had three contracting customers, which generated over 10% of the Company’s total revenues or RMB563,698, RMB490,523 and RMB376,881, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

24                   COMMITMENTS AND CONTINGENCIES

(a)           Capital commitments

Capital commitments outstanding at December 31, 2017 and 2018 not provided for in the financial statements were as follows:

	As of December 31, 2017	As of December 31, 2018

Contracted for	1,065,551	1,017,325

(b)            Lease commitments

The Company’s lease commitments are disclosed in note 12.

(c)             Litigation contingencies

In August 2018, the Company and its chief executive officer and chief financial officer were named as defendants in a consolidated class action lawsuit filed in the United States District Court. The complaints in the action allege that the Company’s registration statements contained misstatements or omissions regarding its business, operation, and compliance in violation of the U.S. securities laws. As the case remains in its preliminary stage, the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss cannot be reasonably estimated at the issuance of this report. As a result, the Company did not record any liabilities pertaining to this.

25                   RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Company entered into the following material related party transactions.

In 2016, 2017 and 2018, the related parties of the Company are as follows:

Name of party	Relationship

William Wei Huang (Mr. Huang)	Director and CEO of the Company
STT GDC	Principal ordinary shareholder of the Company
Global Data Solutions Ltd.	Principal ordinary shareholder of the Company
SBCVC Holdings Limited (“SBCVC”)	Principal ordinary shareholder of the Company
CyrusOne Inc.	President and chief executive officer of CyrusOne Inc. is a member of board of director of the Company

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(a)            Major transactions with related parties

		Years ended December 31,
		2016	2017	2018

Commission income
CyrusOne Inc.	(i)	—	—	140

Preference dividends
STT GDC	(ii)	223,225	—	—
SBCVC		109,665	—	—
Other non-principal preferred shareholders		10,406	—	—
		343,296	—	—

Repayment of a related party loan	(iii)	65,474	—	—

Convertible bonds from a related party	(iii)	327,580	—	—

Conversion of convertible bonds from a related party	(iii)	—	366,958	—

Interest expenses
STT GDC	(iii)	32,245	30,078	—

(b)                          Balances with related parties

Except the commission receivable from CyrusOne of RMB140 as of December, 31, 2018, as of December 31, 2017 and 2018, the Company did not have any other significant balances with related parties.

Note (i):            During the year ended December 31, 2018, the Company successfully referred customers to CyrusOne Inc. and recognized RMB140 as commission income.  The uncollected amount due from CyrusOne Inc. was included in “Accounts Receivable” as of December 31, 2018.

Note (ii):         Upon completion of the IPO on November 7, 2016, the Company paid the preference dividend in an aggregate amount of US$50,812 (RMB343,296), of which US$11,449 (RMB76,502) was paid in cash and US$39,363 (RMB266,794) was paid by issuing an aggregate 31,490,164 ordinary shares to the holders of the preferred shares based on the initial public offering price of US$10.00 per ADS, or US$1.25 per ordinary share.

Note (iii):      During the year ended December 31, 2016, the Company repaid a loan of US$10,000 (RMB64,936) which was borrowed from STT GDC in 2015. The interest expenses on the loan amounted to US$397 (RMB2,579).

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

26                   PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. As of December 31, 2018, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of December 31,
	2017	2018

Assets
Current assets
Cash	999,194	801,701
Prepaid expenses	6,295	6,716
Other current assets	—	17,940
Total current assets	1,005,489	826,357
Restricted cash	—	15,787
Investment and loans to subsidiaries	3,477,331	7,118,336
Other non-current assets	14,936	—
Total assets	4,497,756	7,960,480
Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	3,597	166
Accrued expenses and other payables	9,973	34,442
Due to subsidiaries	843	913
Total current liabilities	14,413	35,521

Long-term borrowings	—	388,832
Convertible bonds payable	—	2,004,714
Other long-term liabilities	7,831	9,488
Total liabilities	22,244	2,438,555

Shareholders’ equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 873,679,343 and 939,479,307 Class A ordinary shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively)	320	341
Additional paid-in capital	5,861,445	7,275,945
Accumulated other comprehensive loss	(200,688)	(139,254)
Accumulated deficit	(1,185,565)	(1,615,107)
Total shareholders’ equity	4,475,512	5,521,925
Commitments and contingencies

Total liabilities and shareholders’ equity	4,497,756	7,960,480

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Operations

	Years ended December 31,
	2016	2017	2018

Net revenue	—	—	—
Cost of revenue	(2,381)	(10,392)	(21,132)
Gross loss	(2,381)	(10,392)	(21,132)

Operating expenses
Selling and marketing expenses	(8,914)	(22,528)	(26,595)
General and administrative expenses	(82,794)	(59,500)	(96,581)
Research and development expenses	(52)	(646)	(949)
Loss from operations	(94,141)	(93,066)	(145,257)

Other income (expenses):
Interest income	16	3,901	14,907
Interest expenses	(97,603)	(90,408)	(48,809)
Equity in loss of subsidiaries	(84,952)	(147,340)	(251,085)
Others, net	268	13	(24)
Loss before income taxes	(276,412)	(326,900)	(430,268)

Income tax expenses	—	—	—
Net loss	(276,412)	(326,900)	(430,268)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2016	2017	2018

Net loss	(276,412)	(326,900)	(430,268)
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(130,131)	(8,608)	61,434

Comprehensive loss	(406,543)	(335,508)	(368,834)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

	Years ended December 31,
	2016	2017	2018

Operating activities:
Net cash used in operating activities	(62,591)	(58,068)	(33,729)

Investing activities
Deposit paid for a potential acquisition	(15,000)	—	—
Increase of due from subsidiaries	(990,617)	(588,768)	(3,846,353)
Net cash used in investing activities	(1,005,617)	(588,768)	(3,846,353)

Financing activities:
Proceeds from exercise of stock options	—	3,377	16,866
Proceeds from long-term borrowings	—	—	413,433
Payment of issuance cost of borrowings	—	—	(25,751)
Net proceeds from issuance of convertible bonds	327,580	—	1,867,304
Repayment of a related party loan	(65,474)	—	—
Net proceeds from issuance of ordinary shares	1,221,518	649,834	1,283,308
Payment of preferred shares dividends	(76,502)	—	—
Net cash provided by financing activities	1,407,122	653,211	3,555,160
Effect of exchange rate changes on cash and restricted cash	47,787	(37,808)	143,216

Net increase (decrease) in cash and restricted cash	386,701	(31,433)	(181,706)
Cash and restricted cash at beginning of year	643,926	1,030,627	999,194
Cash and restricted cash at end of year	1,030,627	999,194	817,488

Supplemental disclosures of cash flow information
Interest paid	45,495	33,920	24,308

Supplemental disclosures of non-cash investing and financing activities
Settlement of liability-classified restricted share award	7,539	4,462	6,357
Issuance of ordinary shares to settle preference dividend	266,794	—	—
Conversion of convertible bonds	—	1,106,227	—

27                   SUBSEQUENT EVENTS

New loan facility

In January 2019, the Company entered into a facility agreement with a third-party bank for a total amount of RMB309,000. The term of the facilities is 60 months from January 24, 2019, and the interest agreed under the facility agreement is 6.30% per annum. The Company could be obligated to prepay any loans outstanding immediately if certain conditions were to be triggered. In addition, the loan facilities contain financial covenants that limit certain financial ratios during the relevant period, as defined in the facility agreement. As of March 11, 2019, the Company has drawn down loans of RMB110,323 under such facilities.