Form 20-F
period 2019-12-31
GDS Holdings Ltd
filed 2020-04-17
CIK 1526125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                       to

Commission file number 001-37925

GDS Holdings Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137 People’s Republic of China
(Address of principal executive offices)

Contact Person: Mr. Daniel Newman Chief Financial Officer +86-21-2029 2200 F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137 People’s Republic of China
* (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.00005 per share*
American Depositary Shares, each representing eight Class A ordinary shares	GDS	Nasdaq Global Market

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

1,148,842,379 Class A ordinary shares were outstanding as of December 31, 2019
67,590,336 Class B ordinary shares were outstanding as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes    ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes    ⌧ No

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

⌧ Yes    ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes    ◻ No

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17   ◻ Item 18

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

◻ Yes    ◻ No

GDS HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2019

i

Conventions That Apply to This Annual Report on Form 20-F

Unless we indicate otherwise, references in annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, each of which represents eight Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“area committed” are to that part of our area in service which is committed to customers pursuant to customer agreements remaining in effect;
●	“area held for future development” are to the estimated net floor area that we have secured for potential future development by different means, including greenfield and brownfield land which we have acquired or which we expect to acquire pursuant to binding framework agreements with local governments, building shells which we have purpose-built on land which we own, and existing buildings which we have acquired or leased with the intention of converting or redeveloping into data centers, but which are not actively under construction;
●	“area in service” are to the entire net floor area of data centers (or phases of data centers) which are ready for service;
●	“area pre-committed” are to that part of our area under construction which is pre-committed to customers pursuant to customer agreements remaining in effect;
●	“area utilized” are to that part of our area in service that is committed to customers and revenue generating pursuant to the terms of customer agreements remaining in effect;
●	“area under construction” are to the entire net floor area of data centers (or phases of data centers) which are actively under construction and have not yet reached the stage of being ready for service;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“commitment rate” are to the ratio of area committed to area in service;
●	“gross floor area” are either to the total internal area of buildings which we own, or to the total area under lease with respect to buildings which we lease;
●	"GIC" are to GIC Private Limited, Singapore's sovereign wealth fund;
●	“joint venture data centers” are to data centers that we build-to-suit and operate for strategic customers and in which, on completion, we intend to sell an equity interest to our joint venture partner, GIC;
●	“net floor area” are to the total internal area of the computer rooms within each data center where customers can house, power and cool their computer systems and networking equipment;
●	“ordinary shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.00005 per share;
●	“pre-commitment rate” are to the ratio of area pre-committed to area under construction;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“ready for service” are to facilities which have passed commissioning and testing, obtained government approvals for operation, and contain one or more computer rooms fully equipped and fitted out ready for utilization by customers;

●	“self-developed data centers” are to data centers operated by us that we either purpose-build from the ground up, develop from building shells purpose-built for us, convert from existing buildings, or acquire, excluding joint venture data centers;
●	“sqm” are to square meters;
●	“third-party data centers” are to data center net floor area operated by us that we lease on a wholesale basis from other data center providers and use to provide data center services to our customers;
●	"Tier 1 markets" are to the areas in and around the cities of Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing;
●	“total area committed” are to the sum of area committed and area pre-committed;
●	“US$”, “U.S. dollars”, or “dollars” are to the legal currency of the United States;
●	“utilization rate” are to the ratio of area utilized to area in service; and
●	“we”, “us”, “our company”, “our” and “GDS” are to GDS Holdings Limited and its subsidiaries and consolidated affiliated entities, as the context requires.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude Class A ordinary shares issuable upon (i) the exercise of options outstanding under our share incentive plans, (ii) conversion of our convertible senior notes and (iii) conversion of our convertible preferred shares.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019.

Our ADSs are listed on the Nasdaq Global Market under the ticker symbol “GDS.”

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.    KEY INFORMATION

A.Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. We derived the selected consolidated statement of operations data for the year ended December 31, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017, as set forth below, from our audited consolidated financial statements that are not included in this Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

On January 1, 2018 and 2019, we adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) and ASU No. 2016-02, Leases (Topic 842), respectively. The consolidated statement of operations data and consolidated balance sheet data are presented under the new accounting standards from the periods when the new standards were adopted, while the prior period consolidated financial data have not been restated and continue to be reported under accounting standards in effect for those periods. See note 2 of our consolidated financial statements included elsewhere in this annual report on Form 20-F for further discussion. Our historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)
Consolidated Statement of Operations Data:
Net revenue	703,636	1,055,960	1,616,166	2,792,077	4,122,405	592,146
Cost of revenue	(514,997)	(790,286)	(1,207,694)	(2,169,636)	(3,079,679)	(442,368)
Gross profit	188,639	265,674	408,472	622,441	1,042,726	149,778
Operating expenses
Selling and marketing expenses	(57,588)	(71,578)	(90,118)	(110,570)	(129,901)	(18,659)
General and administrative expenses	(128,714)	(227,370)	(228,864)	(329,601)	(411,418)	(59,096)
Research and development expenses	(3,554)	(9,100)	(7,261)	(13,915)	(21,627)	(3,107)
(Loss) Income from operations	(1,217)	(42,374)	82,229	168,355	479,780	68,916
Other income (expenses)
Net interest expense	(125,546)	(263,164)	(406,403)	(636,973)	(915,676)	(131,529)
Foreign currency exchange (loss) gain, net	11,107	18,310	(12,299)	20,306	(6,000)	(862)
Government grants	3,915	2,217	3,062	3,217	9,898	1,422
Others, net	1,174	284	435	5,436	5,565	799
Loss before income taxes	(110,567)	(284,727)	(332,976)	(439,659)	(426,433)	(61,254)
Income tax benefits (expenses)	11,983	8,315	6,076	9,391	(15,650)	(2,248)
Net loss	(98,584)	(276,412)	(326,900)	(430,268)	(442,083)	(63,502)
Change in redemption value of redeemable preferred shares	(110,926)	205,670	—	—	(17,760)	(2,551)
Cumulative dividends on redeemable preferred shares	(7,127)	(332,660)	—	—	(40,344)	(5,795)
Net loss attributable to ordinary shareholders	(216,637)	(403,402)	(326,900)	(430,268)	(500,187)	(71,848)
Net loss per ordinary share—basic and diluted	(0.99)	(1.35)	(0.42)	(0.43)	(0.45)	(0.07)
Weighted average number of ordinary shares outstanding—basic and diluted	217,987,922	299,093,937	784,566,371	990,255,959	1,102,953,366	1,102,953,366

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)
Consolidated Balance Sheet Data:
Cash	924,498	1,811,319	1,873,446	2,161,622	5,810,938	834,689
Accounts receivable, net	111,013	198,851	364,654	536,842	879,962	126,399
Total current assets	1,186,699	2,210,313	2,454,028	3,037,396	7,084,709	1,017,655
Total assets	5,128,272	8,203,866	13,144,567	20,885,243	31,492,531	4,523,620
Total current liabilities	925,049	1,479,221	2,423,071	3,507,879	3,999,514	574,494
Total liabilities	3,073,463	5,217,392	8,669,055	15,363,318	20,136,969	2,892,494
Redeemable preferred shares	2,395,314	—	—	—	1,061,981	152,544
Total shareholders’ (deficit) equity	(340,505)	2,986,474	4,475,512	5,521,925	10,293,581	1,478,582

Key Financial Metrics

We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year Ended December 31,
	2015	2016	2017	2018	2019
Other Consolidated Financial Data:
Gross margin(1)	26.8%	25.2%	25.3%	22.3%	25.3%
Operating margin(2)	(0.2)%	(4.0)%	5.1%	6.0%	11.6%
Net margin(3)	(14.0)%	(26.2)%	(20.2)%	(15.4)%	(10.7)%
(1)	Gross profit as a percentage of net revenue.
(2)	Income (loss) from operations as a percentage of net revenue.
(3)	Net income (loss) as a percentage of net revenue.

Non-GAAP Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)
Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	164,701	270,545	512,349	1,046,538	1,824,021	262,004
Adjusted EBITDA margin(2)	23.4%	25.6%	31.7%	37.5%	44.2%	44.2%
Adjusted net operating income (Adjusted NOI)(3)	320,475	475,100	764,726	1,322,585	2,163,442	310,758
Adjusted NOI margin(4)	45.5%	45.0%	47.3%	47.4%	52.5%	52.5%
(1)	Adjusted EBITDA is defined as net income or net loss (computed in accordance with GAAP) excluding net interest expenses, incomes tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses.
(2)	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.
(3)	Adjusted net operating income (Adjusted NOI) is defined as net income or net loss (computed in accordance with GAAP), excluding: net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain), government grants and others.
(4)	Adjusted NOI margin is defined as adjusted NOI as a percentage of net revenue.

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

The following table reconciles our adjusted EBITDA in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)
Net loss	(98,584)	(276,412)	(326,900)	(430,268)	(442,083)	(63,502)
Net interest expenses	125,546	263,164	406,403	636,973	915,676	131,529
Income tax (benefits) expenses	(11,983)	(8,315)	(6,076)	(9,391)	15,650	2,248
Depreciation and amortization	145,406	227,355	378,130	741,507	1,142,032	164,043
Accretion expenses for asset retirement costs	255	588	949	1,840	2,990	429
Share-based compensation expenses	4,061	64,165	59,843	105,877	189,756	27,257
Adjusted EBITDA	164,701	270,545	512,349	1,046,538	1,824,021	262,004

The following table reconciles our adjusted NOI in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for numbers of shares and per share data)
Net loss	(98,584)	(276,412)	(326,900)	(430,268)	(442,083)	(63,502)
Net interest expenses	125,546	263,164	406,403	636,973	915,676	131,529
Income tax (benefits) expenses	(11,983)	(8,315)	(6,076)	(9,391)	15,650	2,248
Depreciation and amortization	145,406	227,355	378,130	741,507	1,142,032	164,043
Accretion expenses for asset retirement costs	255	588	949	1,840	2,990	429
Share-based compensation expenses	4,061	64,165	59,843	105,877	189,756	27,257
Selling and marketing expenses (1)	57,263	64,988	71,728	85,357	90,465	12,994
General and administrative expenses (1)	111,403	152,054	165,785	207,255	240,433	34,535
Research and development expenses (1)	3,304	8,324	6,062	12,394	17,986	2,584
Foreign currency exchange (gain) loss, net	(11,107)	(18,310)	12,299	(20,306)	6,000	862
Government grants	(3,915)	(2,217)	(3,062)	(3,217)	(9,898)	(1,422)
Others, net	(1,174)	(284)	(435)	(5,436)	(5,565)	(799)
Adjusted NOI	320,475	475,100	764,726	1,322,585	2,163,442	310,758
(1)	Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation and amortization and share-based compensation expenses.

B.          Capitalization and Indebtedness

Not required.

C.          Reasons for the Offer and Use of Proceeds

Not required.

D.          Risk Factors

Risks Relating to Our Business and Industry

A slowdown in the demand for data center capacity or managed services could have a material adverse effect on us.

Adverse developments in the data center market, in the industries in which our customers operate, or in demand for cloud computing could lead to a decrease in the demand for data center capacity or managed services, which could have a material adverse effect on us. We face risks including:

●	a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors;
●	a reduction in cloud adoption or a slowdown in the growth of the internet generally as a medium for commerce and communication and the use of cloud-based platforms and services in particular;
●	a downturn in the market for data center capacity generally, which could be caused by an oversupply of or reduced demand for space, and a downturn in cloud-based data center demand in particular; and
●	the rapid development of new technologies or the adoption of new industry standards that render our or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or that they become insolvent.

To the extent that any of these or other adverse conditions occur, they are likely to impact market demand and pricing for our services.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

We have experienced significant growth in recent years. Our net revenue grew from RMB1,616.2 million in 2017 to RMB2,792.1 million in 2018, representing an increase of 72.8%, and further increased to RMB4,122.4 million (US$592.1 million) in 2019, representing an increase of 47.6%. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a managed service agreement and provide consulting services. Our net revenues from colocation services were RMB1,219.1 million, RMB2,104.3 million and RMB3,261.7 million (US$468.5 million) in 2017, 2018 and 2019, representing 75.4%, 75.4% and 79.1% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB372.8 million, RMB655.2 million and RMB832.8 million (US$119.6 million) in 2017, 2018 and 2019, representing 23.1%, 23.4% and 20.2% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB24.3 million, RMB32.6 million and RMB27.9 million (US$4.0 million) in 2017, 2018 and 2019, representing 1.5%, 1.2% and 0.7% of total net revenue, respectively.

Our operations have also expanded in recent years through increases in the number and size of the data center facilities we operate, which we expect will continue to grow. Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion increases the challenges we face in:

●	obtaining suitable sites or land to build new data centers;

●	establishing new operations at additional data centers and maintaining efficient use of the data center facilities we operate;
●	managing a large and growing customer base with increasingly diverse requirements;
●	expanding our service portfolio to cover a wider range of services, including managed cloud services;
●	creating and capitalizing on economies of scale;
●	obtaining additional capital to meet our future capital needs;
●	recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel;
●	maintaining effective oversight over personnel and multiple data center locations;
●	coordinating work among sites and project teams; and
●	developing and improving our internal systems, particularly for managing our continually expanding business operations.

In addition, we have grown our business through acquisitions in the past and intend to continue selectively pursuing strategic partnerships and acquisitions to expand our business. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. See "Item 4. Information on the Company-A. History and Development of the Company." There can be no assurance that we will be able to identify, acquire and successfully integrate other businesses and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. See "-We have expanded in the past and expect to continue to expand in the future through acquisitions of other companies, each of which may divert our management's attention, result in additional dilution to stockholders or use resources that are necessary to operate our business."

If we fail to manage the growth of our operations effectively, our businesses and prospects may be materially and adversely affected.

If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected.

We have been expanding, and plan to continue to expand, the nature and scope of our service offerings, particularly into the area of managed cloud services, including direct private connection to major cloud platforms , an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The success of our expanded service offerings depends, in part, upon demand for such services by new and existing customers and our ability to meet their demand in a cost-effective manner. We may face a number of challenges expanding our service offerings, including:

●	acquiring or developing the necessary expertise in IT;
●	maintaining high-quality control and process execution standards;
●	maintaining productivity levels and implementing necessary process improvements;
●	controlling costs; and
●	successfully attracting existing and new customers for new services we develop.

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

We have a long selling cycle for our services, which typically requires significant investment of capital, human resources and time by both our customers and us. Constructing, developing and operating our data centers require significant capital expenditures. A customer’s decision to utilize our colocation services, our managed solutions or our other services typically involves time-consuming contract negotiations regarding the service level commitments and other terms, and substantial due diligence on the part of the customer regarding the adequacy of our infrastructure and attractiveness of our resources and services. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer, and we do not recognize revenue for our services until such time as the services are provided under the terms of the applicable agreement. Our efforts in pursuing a particular sale or customer may not be successful, and we may not always have sufficient capital on hand to satisfy our working capital needs between the date on which we sign an agreement with a new customer and when we first receive revenue for services delivered to the customer. If our efforts in pursuing sales and customers are unsuccessful, or our cash on hand is insufficient to cover our working capital needs over the course of our long selling cycle, our financial condition could be negatively affected.

The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements.

The costs of constructing, developing and operating data centers are substantial. Further, we may encounter development delays, excess development costs, or delays in developing space for our customers to utilize. We also may not be able to secure suitable land or buildings for new data centers or at a cost on terms acceptable to us. We are required to fund the costs of constructing, developing and operating our data centers with cash retained from operations, as well as from financings from bank and other borrowings. Moreover, the costs of constructing, developing and operating data centers have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to operate our data centers profitably. Based on our current expansion plans, we do not expect that our net revenue in the short term will be sufficient to offset increases in these costs, or that our business operations in the short term will generate capital sufficient to meet our anticipated capital requirements. If we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

We have substantial indebtedness. As of December 31, 2019, we had total consolidated indebtedness of RMB16,189.5 million (US$2,325.5 million), including borrowings, finance lease and other financing obligations and convertible bonds. Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

●	make it more difficult for us to satisfy our obligations under our indebtedness, exposing us to the risk of default, which, in turn, would negatively affect our ability to operate as a going concern;
●	require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;
●	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
●	increase our vulnerability to general adverse economic and industry conditions;

●	place us at a disadvantage compared to our competitors that have less debt;
●	expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our project financing agreements are variable;
●	increase our cost of borrowing;
●	limit our ability to borrow additional funds; and
●	require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

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

We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by share pledge over equity interests of our subsidiaries, our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of our borrowing subsidiary and/or our consolidated VIEs, namely GDS Beijing and its subsidiaries, and our company as guarantor. For example, some of these agreements contain requirements to maintain a specified minimum cash balance at all times or require that the borrowing subsidiary maintain a certain debt-to-equity ratio. We cannot provide any assurances that we will always be able to meet any covenant tests under our financing arrangements. Other loan facility agreements of ours require that STT GDC, one of our major shareholders, maintain an ownership percentage in our company of at least 25%. If STT GDC’s ownership in our company were to decrease below this percentage, pursuant to the terms of relevant facility agreements we could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule. In addition, other loan facility agreements of ours require that the IDC license of GDS Beijing or the borrowing subsidiaries, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, be maintained and renewed on or before the expiry date of the IDC license or authorization thereunder, as applicable. However, we have learned that the Ministry of Commerce, or the MOFCOM and the MIIT will not allow subsidiaries authorized to provide IDC services by an IDC license holder to renew its current authorization in the future; instead, the MIIT will require subsidiaries of IDC license holders to apply for their own IDC licenses. See “—Risks Related to Doing Business in the People’s Republic of China—We may be regarded as being non-compliant with the regulations on VATS due to the lack of IDC licenses for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects.” If the subsidiaries of GDS Beijing cannot renew their authorizations to provide IDC services timely under the auspices of GDS Beijing’s IDC license timely, and such subsidiaries cannot apply for and obtain their own IDC licenses, we also could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule. In May 2019, one of GDS Beijing's subsidiaries, GDS Suzhou, obtained its own IDC license. In September and November 2019, the other two of GDS Beijing's subsidiaries, Beijing Wan Chang Yun Science & Technology Co., Ltd., or Beijing Wan Chang Yun, and Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode obtained their own IDC license respectively. Other subsidiaries of our VIEs plan to apply for their own IDC licenses in order to continue to maintain authorizations to provide IDC services.

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

In mid-August 2019, the PBOC decided to reform the formation mechanism of the Loan Prime Rate ("LPR") and authorized the National Interbank Funding Center to release LPR monthly, which may have indirect impact on the interest rate. The LPR reform could contribute to the decline of the loan rate for enterprises and the reduction of the financing cost for the real economy. High quality enterprises may get cheaper loans from the bank due to this more market-oriented interest rate mechanism. However, there is still uncertainty over the long-term effect of the LPR reform and its impact on our indebtedness.

We will likely require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we will likely need to raise additional funds through equity, equity-linked or debt financings in the future in order to meet our operating and capital needs. In this regard, at our annual general meeting, or AGM, held on August 6, 2019, our shareholders passed ordinary resolutions authorizing our board of directors to approve the allotment or issuance, in the 12-month period from the date of the AGM, of ordinary shares or other equity or equity-linked securities of our company up to an aggregate twenty percent (20%) of our existing issued share capital at the date of the AGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by our company). Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19, in China. In March, the World Health Organization declared COVID-19 to be a pandemic. As part of its intensified efforts to contain the spread of COVID-19, the PRC government took a number of actions, including extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who are infected with COVID-19, asking residents to remain at home and to avoid public gatherings, among other actions. COVID-19 has resulted in temporary closures of many corporate offices, retail stores, and manufacturing facilities and factories across China. Substantially all of our revenues are generated in and our workforce are located in China. Consequently, our business could be adversely impacted by the effects of COVID-19 or other pandemics or epidemics.

The construction of new data centers or the expansion of existing data centers might be significantly delayed because of temporary closures of our construction sites and shortages of workers due to travel restrictions that have been or may be imposed in China. The completion of pending acquisitions of data centers might also be delayed or suffer other adverse impacts due to the impact of COVID-19. If the construction of new data centers, the expansion of existing data centers, or the completion of our pending acquisitions of data centers cannot be completed or delivered on time, we may be unable to meet our customer demand as expected, which may adversely and materially affect our business, results of operations and financial conditions. Business distributions caused by the COVID-19 pandemic may also adversely and materially affect the business operations and financial condition of many of our customers, especially those that are small and medium-sized enterprises. Any prolonged disruption of our businesses or those of our customers or business partners could negatively impact our results of operations and financial condition. Our customers may start to encounter cash flow or operating difficulties, which may reduce their demand for our services, delay their payments to us thereby increasing our accounts receivable turnover days, or even increase the risk that they may default on their payment obligations. Any of these events would negatively affect our operating results. In response to the pandemic, we suspended our offline customer acquisition activities and business travel to ensure the safety and health of our employees. These measures may reduce our business operation capacity and are likely to negatively affect our operating results.

In addition, our results of operations could be adversely affected to the extent that this pandemic harms the Chinese economy or global economy in general. The costs of constructing, developing and operating data centers are substantial. See “—The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements.” Expanding our data center capacity and growing our business requires substantial amounts of capital. If our existing cash resources are insufficient to meet our needs to expand our data center capacity and grow our business, we may seek to raise capital by selling equity or equity-linked securities, debt securities or by arranging financing and incurring indebtedness through borrowing from banks. Any economic slowdown in China or worldwide due to COVID-19 may result in a shortage of available credit and insufficient funds for our future expansion or growth, and we may not be able to raise additional capital, obtain additional financing from banks or other financial institutions, or draw down our existing loans and financing facilities. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially. This in turn could limit our capital expenditures and cause our revenues to decrease, and our business, results of operations and financial condition may be materially and adversely affected as a result.

The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on ongoing and future developments, including new information concerning its global severity, new regulations and policies adopted and actions taken in response, all of which are highly uncertain and unpredictable.

Increased power costs and limited availability of power resources, together with stringent regulatory requirements or restrictions on data center development, may adversely affect our results of operations.

We are a large consumer of power and costs of power account for a significant portion of our cost of revenue. We require power supply to provide many services we offer, such as powering and cooling our customers’ servers and network equipment and operating critical data center plant and equipment infrastructure. Since we rely on two suppliers, State Grid and Southern Grid, each of which has a monopoly in its area of operation, to provide our data centers with power, our data centers could have limited or inadequate access to power.

More stringent requirements or restrictions imposed by local authorities in the Tier 1 markets, including Beijing, Shanghai, Shenzhen and Guangzhou, as to energy conservation or industrial policies may also limit our ability to obtain the regulatory approvals for the development and operation of data centers, which are essential for us to obtain power supply and expand our business. For example, the Development and Reform Commission of Shenzhen Municipality, or Shenzhen DRC, issued regulations in the first half of 2017 to tighten the requirements for energy conservation review of fixed-asset investment projects for data centers by requiring all such projects to obtain an energy conservation review opinion from Shenzhen DRC regardless of the amount of their energy consumption and conditioning its approval of power supply applications on the receipt of such energy conservation review opinion. In September 2018, the General Office of the People's Government of Beijing Municipality issued the Beijing Municipality's Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition) to strictly control new construction or expansion of data centers in Beijing. In January 2019, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Guideline Opinion on Coordinated Construction of Internet Data Centers in Shanghai to control the aggregate number of newly increased IDC racks within the period from 2019 to 2020 in Shanghai. In April 2019, the Shenzhen DRC published a Notice on the Relevant Matters of Energy Conservation Examination for Data Centers to strictly control the newly increased amount of annual comprehensive energy consumption of data centers. While we endeavor to obtain the regulatory approvals for the development and operation of our data centers (including conducting relevant energy conservation examinations of our data center construction projects to meet the requirements under relevant laws and regulations (including requirements of local authorities), we may incur additional costs in order to fulfill such requirements, and we cannot assure you that all our data centers have met all the requirements or that we have obtained or will obtain all relevant approvals, the lack of which could have a material and adverse effect on our business and expected growth.

The amount of power required by our customers may increase as they adopt new technologies, for example, for virtualization of hardware resources and for specialized processing of artificial intelligence. As a result, the average amount of power utilized per server is increasing, which in turn increases power consumption required to cool the data center facilities. Pursuant to our colocation service agreements, we provide our customers with a committed level of power supply availability. Although we aim to improve the energy efficiency of the data center facilities that we operate, there can be no assurance such data center facilities will be able to provide sufficient power to meet the growing needs of our customers. Our customers’ demand for power may exceed the power capacity in our older data centers, which may limit our ability to fully utilize the net floor area of these data centers. We may lose customers or our customers may reduce the services purchased from us due to increased power costs, and limited availability of power resources, or we may incur costs for data center capacity which we cannot utilize, which would reduce our net revenue and have a material and adverse effect on our cost of revenue and results of operations.

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

We incurred net losses of RMB326.9 million RMB430.3 million and RMB442.1 million (US$63.5 million) in 2017, 2018 and 2019, respectively, and we may incur losses in the future. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center capacity, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in China and general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in leasing data center capacity, increased headcount and increased utility expenses.

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

The data center facilities we operate are subject to failure. Any significant or prolonged failure in any data center facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the cooling equipment, generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our net revenue. Any failure or downtime in one of the data center facilities that we operate could affect many of our customers. The total destruction or severe impairment of any of the data center facilities we operate could result in significant downtime of our services and catastrophic loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including:

●	power loss;
●	equipment failure;
●	human error or accidents;
●	theft, sabotage and vandalism;
●	failure by us or our suppliers to provide adequate service or maintenance to our equipment;
●	network connectivity downtime and fiber cuts;

●	security breaches to our infrastructure;
●	improper building maintenance by us or by the landlords of the data center buildings which we lease;
●	physical, electronic and cyber security breaches;
●	fire, earthquake, hurricane, tornado, flood and other natural disasters;
●	extreme temperatures;
●	water damage;
●	public health emergencies; and
●	terrorism.

We have in the past experienced, and may in the future experience, interruptions in service due to power outages or other technical failures or for reasons outside of our control, including a service interruption that caused system downtime to certain banking and financial institution customers and other customers. These interruptions in service, regardless of whether they result in breaches of the service level agreements we have with customers, may negatively affect our relationships with customers, including resulting in customers terminating their agreements with us or seeking damages from us or other compensatory actions. Interruptions in service may also have consequences for customers, such as banking and financial institutions, that are under the oversight of industry regulators, including the China Banking and Insurance Regulatory Commission, or CBIRC, and other PRC regulatory agencies. In response to such interruptions in service, industry regulators have taken, and may in the future take, various regulatory actions, including notifications or citations to our customers, over which they have oversight. Such regulatory actions with respect to our customers, including banking and financial institutions, could negatively impact our relationships with such customers, lead to audits of our services, inspections of our facilities, place restrictions or prohibitions upon the ability of such institutions to use our services, and thereby negatively affect our business operations and results of operations. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure and sourcing, designing the best facilities possible and implementing rigorous operational procedures to maintenance programs to manage risk. However, we cannot assure you that such interruptions in service will not occur again in the future, or that such incidents will not result in the loss of customers and revenue, our paying compensation to customers, reputational damage to us, penalties or fines against us, and would not have a material and adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions.” Service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with customers and materially and adversely affect our business.

Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

In order to meet customer demand and the continued growth of our business, we need to expand existing data centers, lease buildings for conversion into new data center facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway or being contemplated and such expansion and/or construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer or contractor experiences financial or other problems during the design or construction process, we could experience significant delays and/or incur increased costs to complete the projects, resulting in negative impacts on our results of operations.

In addition, we need to work closely with the local power suppliers, and sometimes local governments, where our proposed data centers are located. Delays in actions that require the assistance of such third parties, or delays in receiving required permits and approvals from such parties, may also affect the speed with which we complete data center projects or result in their not being completed at all. We have experienced such delays in receiving approvals and permits or in actions to be taken by third parties in the past and may experience them again in the future.

If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could , among others, result in liability for penalties and loss of customers, and cause material and negative effect to our revenue growth, profitability and results of operations.

The occurrence of a catastrophic event or a prolonged disruption may exceed our insurance coverage by significant amounts.

Our operations are subject to hazards and risks normally associated with the daily operations of our data center facilities. Currently, we maintain insurance policies in eight categories: construction and installation, work interruption expense due to public health event, business interruption for lost profits, property and casualty, public liability, directors and officers liability, employer liability and commercial employee insurance. Our business interruption insurance for lost profits includes coverage for business interruptions, our property and casualty insurance includes coverage for equipment breakdowns and our commercial employee insurance includes employee group insurance and senior management medical insurance. We believe our insurance coverage adequately covers the risks of our daily business operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations and subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

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

Most of our self-developed data centers are located in properties that we hold under long-term leases. Such leases generally have fifteen to twenty-year terms from inception. In some instances, we may negotiate an option to purchase the leased premises and facilities or a right of first refusal for the renewal of the existing leases according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into six agreements in respect of data centers in operation with parties who have not produced evidence of proper legal title of the premises, and although we may seek damages from such parties, such leases may be void and we may be forced to relocate. Four of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

Furthermore, certain portions of our data center operations are located in third-party data centers that we lease from wholesale data center providers. Our agreements with third parties are typically five years but may also be up to ten years. Under some of such agreements, we have the right of first refusal to renew the agreements subject to mutual agreement with the third parties. Some of such agreements allow the third parties to terminate the agreements early, subject to a notification period requirement and the payment of a pre-determined termination fee, which in some cases may not be sufficient to cover any direct and indirect losses we might incur as a result. Although historically we have successfully renewed all agreements we wanted to renew, and we do not believe that any of our agreements will be terminated early in the future, there can be no assurance that the counterparties will not terminate any of our agreements prior to its expiration date. We plan to renew our existing agreements with third parties upon expiration or migrate our operations to the data centers leased or owned by our company. However, we may not be able to renew these agreements on commercially acceptable terms, if at all, or the space in data centers that we lease or own may not be adequate for us to relocate such operations, and we may experience an increase in our payments under such agreements. Any adverse change to our ability to exert operational control over any of the data center facilities we operate could have a material adverse effect on our ability to operate these data center facilities at the standards required for us to meet our service level commitments to our customers.

We generate significant revenue from data centers located in only a few locations and a significant disruption to any location could materially and adversely affect our operations.

We generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. As of the date of this annual report, most of our data centers (self-developed and third-party) are located in our Tier 1 markets. Furthermore, several of our data centers are located on campuses or clusters in close proximity to each other in specific districts within our Tier 1 markets. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers could adversely affect our financial condition and results of operations.

We consider our customers to be the end users of our data center services. We may enter into agreements directly with our end user customers or through intermediate contracting parties. See “Item 4. Information on the Company—B. Business Overview—Our Customers.” We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had one end user customer that generated 25.2% of our total net revenue in 2017 and two end user customers that generated 27.0% and 17.4% of our total net revenue, respectively, in 2018. We had three end user customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019. No other end user customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of end user customers who account for a large percentage of our total area committed. As of December 31, 2019, we had three end user customers who accounted for 30.6%, 21.1%, and 10.4%, respectively, of our total area committed (excluding joint venture data centers). No other end user customer accounted for 10% or more of our total area committed (excluding joint venture data centers). Moreover, for several of our data centers, a limited number of end user customers accounted for or are expected to account for a substantial majority of area committed or area utilized, including some cases where a single end user customer accounted for all area committed or area utilized. If there are delays in the move in, whereby the net floor area they are committed to is not utilized as expected, or there is contract termination in relation to these customers, then our net revenue and results of operations would be materially and adversely affected.

There are a number of factors that could cause us to lose major customers. Because many of our agreements involve services that are mission-critical to our customers, any failure by us to meet a customer’s expectations could result in cancellation or non-renewal of the agreement. Our service agreements usually allow our customers to terminate their agreements with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice is given. In addition, our customers may decide to reduce spending on our services due to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Furthermore, our customers, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may demand price reductions or reduce the scope of services to be provided by us, any of which could reduce our profitability. In addition, our reliance on any individual customer for a significant portion of our net revenue may give that customer a degree of pricing leverage against us when negotiating agreements and terms of services with us.

The loss of any of our major customers, or a significant decrease in the extent of the services that they outsource to us or the price at which we sell our services to them, could materially and adversely affect our financial condition and results of operations.

If we are unable to meet our service level commitments, our reputation and results of operation could suffer.

Most of our customer agreements provide that we maintain certain service level commitments to our customers. If we fail to meet our service level commitments, we may be contractually obligated to pay the affected customer a financial penalty, which varies by agreement, and the customer may in some cases be able to terminate its agreement. Although we have not had to pay any material financial penalties for failing to meet our service level commitments in the past, there is no assurance that we will be able to meet all of our service level commitments in the future and that no material financial penalties may be imposed. In addition, if such a failure were to occur, there can be no assurance that our customers will not seek other legal remedies that may be available to them, including:

●	requiring us to provide free services;

●	seeking damages for losses incurred; and
●	cancelling or electing not to renew their agreements.

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

Some of our customers may develop their own data center facilities. Other customers with their own existing data centers may choose to expand their data center operations in the future. In the event that any of our key customers were to develop or expand their data centers, we may lose business or face pressure as to the pricing of our services. Although we believe that the trend is for companies in China to outsource more of their data center facilities and operations to colocation data center service providers, there can be no assurance that this trend will continue. In addition, if we fail to offer services that are cost-competitive and operationally advantageous as compared with services provided in-house by our customers, we may lose customers or fail to attract new customers. If we lose a customer, there is no assurance that we would be able to replace that customer at the same or a higher rate, or at all, and our business and results of operations would suffer.

We may be unable to achieve high agreement renewal rates.

We seek to renew customer agreements when those agreements are due for renewal. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and to secure high rates of agreement renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service agreements with our existing customers or re-commit space relating to expired service agreements to new customers if our current customers do not renew their agreements. In the event of a customer’s termination or non-renewal of expired agreements, or a renewal of an expired agreement for fewer services or less area than it had previously utilized, our ability to enter into services agreements so that new or other existing customers utilize the expired existing space in a timely manner will impact our results of operations. If such expired existing space is not utilized by new or other existing customers in a timely manner, our service revenue and results of operations may be negatively impacted. Our quarterly churn rate, which we define as the ratio of quarterly service revenue from agreements which terminated or expired without renewal during the quarter to the total quarterly service revenue for the preceding quarter, averaged 2.1%, 0.9% and 0.5% in 2017, 2018 and 2019, respectively. During 2020, data center service agreements with our customers with respect to 8.9% of our total area committed (excluding joint venture data centers) as of December 31, 2019 will become due for renewal.

If we do not succeed in attracting new customers for our services and/or growing revenue from existing customers, we may not achieve our revenue growth goals.

We have been expanding our customer base to cover a range of industry verticals, particularly cloud service providers and other internet-based businesses. Our ability to attract new customers, as well as our ability to grow revenue from our existing customers, depends on a number of factors, including our ability to offer high-quality services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new customers. If we fail to attract new customers, we may not be able to grow our net revenue as quickly as we anticipate or at all.

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

As our services are critical to many of our customers’ business operations, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although our customer agreements typically contain provisions attempting to limit our liability for breach of the agreement, including failing to meet our service level commitments, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards. Since we do not carry liability insurance coverage, such damage awards could seriously impair our financial condition.

Our customers operate in a limited number of industries, particularly in the cloud services, internet and financial services industries. Factors that adversely affect these industries or information technology spending in these industries may adversely affect our business.

Our customers operate in a limited number of industries, particularly in the cloud services, internet and financial services industries. As of December 31, 2019, end user customers from the cloud services, internet and financial services industries accounted for 72.6%, 14.3% and 6.9% of our total area committed, respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services, internet and financial services industries. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the demand for our services.

We enter into fixed-price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.

Our data center services are generally provided on a fixed-price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed-price agreements, we bear the risk of failing to accurately estimate our projected costs, including power costs as we may not accurately predict our customer’s ultimate power usage once the agreement is implemented, and failing to efficiently utilize our resources to deliver our services, and there can be no assurance that we will be able to reduce the risk of estimating, planning and performing our agreements. Any failure to accurately estimate the resources and time required for a project, or any other factors that may impact our costs, could adversely affect our profitability and results of operations.

Our customer agreement commitments are subject to reduction and potential cancellation.

Many of our customer agreements allow for early termination, subject to payment of specified costs and penalties, which are usually less than the revenues we would expect to receive under such agreements. Our customer agreement commitments could significantly decrease if any of the customer agreements is terminated either pursuant to, or in violation of, the terms of such agreement. In addition, our customer agreement commitments during a particular future period may be reduced for reasons outside of our customers’ control, such as general prevailing economic conditions. It is difficult to predict how market forces, or PRC or U.S. government policy, in particular, the outbreak of a trade war between the PRC and the U.S. and the imposition of additional tariffs on bilateral imports in 2018 and 2019, may continue to impact the PRC economy as well as related demand for our colocation and managed services going forward. If our customer agreement commitments are significantly reduced, our results of operations and the price of our ADSs could be materially and adversely affected.

Even if our current and future customers have entered into a binding agreement with us, they may choose to terminate such agreement prior to the expiration of its terms. Any penalty for early termination may not adequately compensate us for the time and resources we have expended in connection with such agreement, or at all, which could have a material adverse effect on our results of operations and cash flows.

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

Competition is primarily centered on reputation and track record, quality and availability of data center capacity, quality of service, technical expertise, security, reliability, functionality, breadth and depth of services offered, geographic coverage, financial strength and price. Some of our current and future competitors may have greater brand recognition, marketing, technical and financial resources than we do. As a result, some of our competitors may be able to:

●	bundle colocation services with other services or equipment they provide at reduced prices;
●	develop superior products or services, gain greater market acceptance, and expand their service offerings more efficiently or rapidly;
●	adapt to new or emerging technologies and changes in customer requirements more quickly;
●	take advantage of acquisition and other opportunities more readily; and
●	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services.

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

A buildup of new data centers or reduced demand for data center services could result in an oversupply of data center capacity in China’s large commercial centers. Excess data center capacity could lower the value of data center services and limit the number of economically attractive markets that are available to us for expansion, which could negatively impact our business and results of operations.

Our failure to comply with regulations applicable to our leased data center buildings may materially and adversely affect our ability to use such data centers.

Among the data center buildings that we lease, including those under construction, a majority of the lease agreements have not been registered or filed with relevant authorities in accordance with the applicable PRC laws and regulations. The enforcement of this legal requirement varies depending on local practices. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. The law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease, and the lease agreements of several of our data centers provide that the lessor is responsible for processing the registration and must compensate us for losses caused by any breach of the obligation. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us in accordance with the terms of the lease agreement, such fine will be borne by us. In the case of one data center in Beijing, a portion of the building has been constructed without obtaining the building ownership certificate, and the part of the lease in relation to such portion may be deemed invalid if the construction has not been duly approved by the government, in which event we would not be able to use that portion of property. In respect of some data centers, the usage of leased buildings for data center purposes may be deemed to be inconsistent with the designated usage as stated under the building ownership certificates. If the owners fail to obtain the necessary consents and/or to comply with the applicable legal requirements for the change of usage of these premises, and the relevant authority or the court orders us to use the relevant leased buildings for the designated usage only, we may not be able to continue to use these buildings for data center purposes and we may need relocate our operation there to other suitable premises. We may also be subject to administrative penalties for lack of fire safety approvals for renovation of the leased premises, and we may be ordered to suspend operations at applicable premises if we fail to timely cure any such defect. Construction or renovation of certain other of our data centers was carried out without obtaining construction (including zoning) related permits, and certain leased premises were put into use without fulfillment of construction inspection and acceptance procedures, which may cause administrative penalties to be imposed on us in the case of renovation, and may cause the use of the leased premises to be deemed illegal, and we may be forced to suspend our operations as a result. See also “—Risks Related to Doing Business in the People’s Republic of China—Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.”

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

Our failure to maintain our relationships with various cloud service providers may adversely affect our managed cloud services, and as a result, our business, operating results and financial condition.

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

Our success depends in part upon our proprietary intellectual property rights, including certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our services. We rely on a combination of copyright, trademark, trade secrets and other intellectual property laws, nondisclosure agreements with our employees, customers and other relevant persons and other measures to protect our intellectual property, including our brand identity. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common in China and enforcement of intellectual property rights by PRC regulatory agencies is inconsistent. As a result, litigation may be necessary to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties in enforcing a court judgment in China, there is no guarantee that we would be able to halt any unauthorized use of our intellectual property in China through litigation.

We may be subject to third-party claims of intellectual property infringement.

We derive most our revenues in China and use, our figure trademark, in a majority of our services. We have registered the figure trademark in China in several categories that cover our services areas and we plan to register the figure trademark in China in certain additional categories. We have also registered the pure text of “GDS” as a trademark in several categories that cover our services areas, however, a third party has also registered the pure text of “GDS” as a trademark in certain IT-related services. As the services for which the third-party trademark is registered are also IT-related and could be construed as similar to ours in some respects, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, if we use the pure text of GDS (which we have not registered as a trademark with respect to all services we provide) as our trademark, we may be required to explore the possibility of acquiring this trademark or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional costs. In addition, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using trademark or technology containing the allegedly intellectual property. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that require us to alter our processes or methodologies so as not to infringe upon a third party’s intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

If our customers’ proprietary intellectual property or confidential information is misappropriated or disclosed by us or our employees in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly legal proceedings and lose clients.

We and our employees are in some cases provided with access to our customers’ proprietary intellectual property and confidential information, including technology, software products, business policies and plans, trade secrets and personal data. Many of our customer agreements require that we do not engage in the unauthorized use or disclosure of such intellectual property or information and that we will be required to indemnify our customers for any loss they may suffer as a result. We use security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use or unauthorized disclosure, of such intellectual property and confidential information. We also require our employees to enter into nondisclosure arrangements to limit access to and distribution of our customers’ intellectual property and other confidential information as well as our own. However, the steps taken by us in this regard may not be adequate to safeguard our customers’ intellectual property and confidential information. Moreover, most of our customer agreements do not include any limitation on our liability with respect to breaches of our obligation to keep the intellectual property or confidential information we receive from them confidential. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our customers. As a result, if our customers’ proprietary rights are misappropriated by us or our employees, our customers may consider us liable for such act and seek damages and compensation from us.

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

We rely on third-party suppliers for key elements of our facilities, equipment, network infrastructure and software.

We contract with third parties for the supply of facilities, equipment and hardware that we use in the provision of our services to our customers and that we sell to our customers in some cases. The loss of a significant supplier could delay expansion of the data center facilities that we operate, impact our ability to sell our services and hardware and increase our costs. If we are unable to purchase the hardware or obtain a license for the software that our services depend on, our business could be significantly and adversely affected. In addition, if our suppliers are unable to provide products that meet evolving industry standards or that are unable to effectively interoperate with other products or services that we use, then we may be unable to meet all or a portion of our customer service commitments, which could materially and adversely affect our results of operations.

We engage third-party contractors to carry out various services relating to our data center facilities.

We engage third-party contractors to carry out various services relating to our data center facilities, including on-site security, cleaning and greening service, part of the 24/7 on duty operations and IT and customer service delivery. We endeavor to engage third-party companies with a strong reputation and proven track record, high-performance reliability and adequate financial resources. However, any such third-party contractor may still fail to provide satisfactory security services or quality outsourced labor, resulting in inappropriate access to our facilities or IT faults which, though non-critical, may cause poor service quality to customers.

We have expanded in the past and expect to continue to expand in the future through acquisitions of other companies, each of which may divert our management’s attention, result in additional dilution to stockholders or use resources that are necessary to operate our business.

In the past, we have grown our business through acquisitions and we expect to continue to evaluate and enter into discussions regarding potential strategic acquisition transactions and alliances to further expand our business, and, from time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. See “Item 4. Information on the Company—A. History and Development of the Company” for additional details. However, such pending acquisitions are subject to uncertainties and may not be completed due to failure to satisfy all closing conditions as a result of inaccuracy or breach of representations and warranties of, or non-compliance with covenants by, either party or other reasons. If we are presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including data centers, that are complementary to our core business. Our integration of the acquired entities or assets into our business may not be successful and may not enable us to generate the expected revenues or expand into new services, customer segments or operating locations as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, litigation, corrupt practices of prior owners, problems with data center design or operation, or other issues not discovered in the due diligence process or addressed through acquisition agreements, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and customers as a result of our integration of new businesses.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions could also result in the use of substantial amounts of our cash and cash equivalents, dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize, may be less beneficial, or may develop more slowly, than we expect. If we do not receive the benefits anticipated from these acquisitions and investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected and our stock price could decline.

The anticipated benefits of the joint venture cooperation may not be fully realized, or take longer to realize than expected.

We have entered into joint venture cooperations with some partners, such as our strategic cooperation with GIC, Shanghai Yan Hua Data Technology Co., Ltd and Shanghai Yue Ang Enterprise Management Consulting Center. See "Item 4. Information on the Company-A. History and Development of the Company" for additional details. We may continue to evaluate and establish potential strategic joint venture cooperations with other appropriate partners to further develop our business.

We may not realize all of the anticipated benefits from the joint venture. The success of the joint venture will depend, in part, on the successful partnership between the relevant partner and us. Such a partnership is subject to the risks outlined below and more generally, to the same types of business risks as would impact our business operations when pursued on a cooperative basis. A failure to successfully partner, or a failure to realize our expectations for the joint venture, could materially impact our business, financial condition and results of operations.

●	we may not have the right to exercise sole decision-making authority regarding the joint venture;

●	our partner may become bankrupt or fail to pay the relevant consideration for the cooperation with us;
●	our partner’s interests may not be aligned with our interests, our partner may have economic, tax or other business interests or goals which are inconsistent with our business interests or goals, and may take actions contrary to our policies or objectives;
●	our partner may take actions unrelated to our business agreement but which reflect adversely on us because of our joint venture;
●	disputes between us and our partner may result in litigation or arbitration that would increase our expenses and prevent our management from focusing their time and effort on our business; and
●	we may in certain circumstances be liable for the actions of our partner or guarantee all or a portion of the joint venture's liabilities.

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

The global financial markets have experienced significant disruptions between 2008 and 2009 and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges. These include the United Kingdom’s exit from the European Union, the outbreak of a trade war between the PRC and the United States and the imposition of additional tariffs on bilateral imports in 2018 and 2019, the slower growth of the PRC economy since 2012, as well as the outbreak and global spread of a novel strain of coronavirus, or COVID-19, in early 2020, all of which have contributed to uncertainty about the global economy. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including those of the United States and the PRC. There have been concerns about the economic effects of rising tensions between the PRC and surrounding Asian countries. Economic conditions in the PRC are sensitive to global economic conditions. International conditions and any new or escalating trade war can lead to disruption in our supply chain and higher costs of capital expenditures. There also have been concerns over unrest in the Middle East, Africa and Hong Kong, which have contributed to volatility in financial and other markets. In particular, actual or perceived social unrest in Hong Kong, one of our Tier 1 markets, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and reduce our net revenue. Furthermore, any further social unrest in Hong Kong could have material and negative impact on the demand in Hong Kong for colocation or managed services, which in turn would materially and adversely affect our business and financial condition.

Any disruptions or continuing or worsening slowdown in the global economy or the PRC economy, whether as a result of the COVID-19 pandemic, trade conflicts, or other reasons, could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have a negative impact on our business, financial condition and results of operations. A decrease in economic activity, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers' expenditures and, as a result, may also adversely affect our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet our liquidity needs. Any periods of continuing or worsening increased or heightened volatility in financial, equity and other markets, particularly due to investor concerns relating to the COVID-19 pandemic, could limit our ability to raise funds, pursue further business expansion and maintain revenue growth. See “—The uncertain economic environment may have an adverse impact on our business and financial condition” above.

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing trade conflict, may have an adverse effect on our business and expansion plans.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. The U.S. administration under President Donald Trump has advocated for and taken steps toward restricting trade in certain goods, particularly from China. For example, in 2018 the United States announced tariffs that applied to products imported from China, totaling approximately US$250 billion, and in May 2019 the United States increased the rate of certain tariffs previously levied on Chinese products from 10% to 25%. In August 2019, the United States announced that it would apply an additional tariff of 10% on the remaining US$300 billion of goods and products coming from China. After several rounds of trade talks between China and the United States, the United States temporarily delayed an increase in tariffs on US$250 billion of products imported from China, and in September and October 2019, the United States announced several tariff exemptions for certain Chinese products. In August 2019, the U.S. Treasury labelled China a currency manipulator and withdrew such designation in January 2020. In addition, the United States is reported to be considering ways to limit U.S. investment portfolio flows into China, though no details in such regard have been officially announced.

China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States in May 2018, China imposed retaliatory tariffs on U.S. goods of a similar value, and in response to the tariff announcements by the United States in August 2019, China announced it would stop buying U.S. agricultural products and would not rule out import tariffs on newly purchased U.S. agricultural products. In September 2019, China unveiled several tariff exemptions for U.S. products, including various agricultural products. Even though, in January 2020, the “Phase One” agreement was signed between the United States and China on trade matters, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. If these measures and tariffs affect any of our customers and their business results and prospects, their demand for, or ability to pay for, our data center services may decrease, which would materially and adversely affect our results of operations. In addition, if China were to increase the tariff on any of the items imported by our suppliers and contract manufacturers from the U.S., they might not be able to find substitutes with the same quality and price in China or from other countries. As a result, our costs would increase and our business, financial condition and results of operations would be adversely affected.

Export control and economic or trade sanctions could subject us to regulatory investigations or other actions, which could materially and adversely affect our competitiveness and business operations.

Recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, as well as actions brought against Huawei and related persons by the U.S. and the Canadian governments, have raised further concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based technology companies including us in a wide range of areas such as data security, artificial intelligence, technologies deployed for surveillance purposes, import/export of technology or other business activities. For instance, the U.S. government announced several orders effectively barring sales of components and software subject to U.S. export controls to, among others, Huawei and certain other China-based technology companies and their respective affiliates. These restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect certain of our customers’ abilities to acquire technologies, systems, devices or components that may be critical to their technology infrastructure, service offerings and business operations, and further cause a turmoil to or industries including telecommunications, information technology infrastructure and consumer electronics, which may, in turn, materially and adversely affect their demand for our services and affect our business, financial condition and results of operations. These restrictions or sanctions, even targeting specific entities unrelated to us, could nevertheless also negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the U.S., Europe or other countries, which could significantly harm our competitiveness. There can be no assurance that we will not be affected by current or future export controls or economic and trade sanctions regulations.

Such potential restrictions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of the technology, products and solutions of our customers, hinder the stability of our customers’ supply chain, and may result in negative publicity, any of which may have a material and adverse effect on our business, financial condition and results of operations.

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

We may fail to acquire land use rights according to our investment and framework agreements and failure to commence or resume development of land that we have been granted right to use within the required timeframe or to fulfill the investment commitments under the land use right grant contracts and/or investment/framework agreements may cause us to lose such land use rights and subject us to liabilities under land use right grant contracts and investment/framework agreements.

We have entered into, and may enter into additional, binding investment and framework agreements to reserve or acquire land use rights. The reservation or acquisition of land use rights under such investment and framework agreements are usually subject to certain grant conditions and subsequently entering into a land use right grant contract through relevant tender, auction or listing-for-sale procedures, and we cannot assure you that all these grant conditions will be satisfied or that ultimately we will be able to enter into the land use right grant contract, or that we will indeed acquire the land use right under the relevant investment and framework agreement.

Contracts for the grant of land use rights and some of the investment/framework agreements that we have entered into with the local governments as well as PRC regulations provide for the timeframe within which we are obligated to carry out the construction projects on the land parcels under these contracts and/or agreements. According to the relevant PRC regulations, the PRC government may impose an “idle land fee” equal to 20% of the land fees on land use if the relevant construction land has been identified as “idle land.” The construction land may be identified as “idle land” under any of the following circumstances: (i) where development of and construction on the land fails to commence for more than one year from the construction commencement date prescribed in the land grant contract; or (ii) the development and construction on the land have commenced but have been suspended when the area of the developed land is less than one-third of the total area to be developed or the invested amount is less than 25% of the total amount of investment, and the suspension of development attains for one year. Furthermore, the PRC government has the authority to confiscate any land without compensation if the construction does not commence within two years after the construction commencement date specified in the land grant contract, unless the delay is caused by force majeure, governmental action or preliminary work necessary for the commencement of construction. In addition, these contracts and agreements usually provide for certain investment commitments (such as total investment amount and amount of revenues and taxes generated by the investment projects on the land parcels). We may lose the land use rights and be subject to other liabilities under the land use right grant contracts and the investment/framework agreements if we fail to commence or resume development of land that we have been granted right to use within the required timeframe or to fulfill the investment commitments under the land use right grant contracts and/or investment/framework agreements.

We have two parcels of land, one in Chengdu and one in Kunshan, over which we have obtained land use rights, but which may be treated as “idle land” by the respective local government authorities. We suspended the development of one parcel of land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one third of the total land area. The development of one parcel of land in Kunshan was not timely commenced before the December 2012 deadline. As of the date of this annual report, we have received approval from the local government authorities to commence construction on the rest of such land parcel in Chengdu and the parcel of land in Kunshan, respectively, and we have commenced construction after receiving such approval. Nonetheless, the local government may treat both the land parcel in Kunshan and the land parcel in Chengdu as being formerly idle land, in which case we may be required to pay idle land fees or penalties, change the planned use of the land, find another parcel of land, or even be required to forfeit the land to PRC government. We may further be subject to penalties for breach of relevant land use right grant contracts and be required to pay damages.

We have not been subject to any penalties or required to forfeit any land as a result of failing to commence or resume development or fulfill the relevant investment commitments we made pursuant to the relevant land grant contracts and/or the investment/framework agreements. However, we cannot assure you that we will not be subject to penalties as a result of any failure to commence development or fulfill our investment commitments in accordance with the relevant land grant contracts and/or the investment/framework agreements. If this occurs, our financial condition and results of operations could be materially and adversely affected.

We may experience impairment of goodwill in connection with our acquisition of entities.

We are required to perform an annual goodwill impairment test. As of December 31, 2019, we carried RMB1,905.8 million (US$273.8 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

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

On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan Province in southeastern China and part of Qinghai Province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future that affected our Tier 1 markets or another city where we have data centers or are in the process of developing data centers, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

In addition, our business could be materially and adversely affected by other natural disasters, such as snowstorms, typhoon, fires or floods, the outbreak of a widespread health epidemic or pandemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika, COVID-19, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. Therefore, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in temporary closure of our offices or prevent us and our customers from traveling. Such closures could severely disrupt our business operations and adversely affect our results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our year ended December 31, 2017, we have been obligated to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, as of December 31, 2018, we ceased to be an “emerging growth company” as the term is defined in the JOBS Act, and our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We continue to enhance our accounting personnel and other resources to address our internal controls and procedures. We also continuously enhance our accounting procedures and internal controls.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to certain categories which do not apply to us. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries, GDS (Shanghai) Investment Co., Ltd.(formerly known as “Shanghai Free Trade Zone GDS Management Co., Ltd.”, “GDS Investment Company”), Shanghai Yungang EDC Technology Co., Ltd., Shanghai Wanshu Data Technology Co., Ltd., Shanghai Shuchang Data Science & Technology Co., Ltd., Shanghai Puchang Data Science & Technology Co., Ltd., Shanghai Shuyao Digital Technology Development Co., Ltd., Shanghai Lingying Data Technology Co., Ltd., Shanghai Shuge Data Technology Co., Ltd., Shanghai Shulan Data Science and Technology Co., Ltd., Shanghai Fengtu Data Science & Technology Co. Ltd., Shanghai Jingyao Network Technology Co., Ltd., Beijing Hengpu' an Data Technology Development Co., Ltd., Beijing Wanguo Shu' an Science & Technology Development Co., Ltd., Beijing Hengchang Data Science & Technology Development Co., Ltd., Shou Xin Yun (Beijing) Science & Technology Co., Ltd., Beijing Wan Qing Teng Science & Technology Co., Ltd., Beijing Wan Teng Yun Science & Technology Co., Ltd., Beijing Hua Wei Yun Science & Technology Co., Ltd., Shou Rong Yun (Beijing) Science & Technology Co., Ltd., GDS Technology (Suzhou) Co., Ltd. (which is currently under dissolution procedure), EDC Technology (Kunshan) Co., Ltd., Guojin Technology (Kunshan) Co., Ltd., Jiangsu Wan Guo Xing Tu Data Services Co., Ltd., Shenzhen Yungang EDC Technology Co., Ltd., Shenzhen Pingshan New Area Global Data Science & Technology Development Co., Ltd., Wan Qing Teng, Qian Hai Wan Chang, Guangzhou Yunlan, Guangzhou Wanxu Technology Services Co., Ltd., Shenzhen Anda Data Science & Technology Development Co., Ltd., Heyuan Teng Wei Yun Science & Technology Co., Ltd., EDC (Chengdu) Industry Co., Ltd., Wulanchabu Wanguo Yuntu Data Services Co. Ltd., Zhangjiakou Yunhong Data & Technology Co., Ltd., Guangzhou Wanzhuo Data & Technology Co., Ltd., Shenzhen Miao Chuang Yun Science & Technology Co., Ltd., Shenzhen Zhanfeng Shiye Development Co., Ltd., Langfang Wanguo Yunxin Data Science & Technology Co., Ltd., Langfang Yunchen Data Science & Technology Co., Ltd., Langfang Shucheng Data Science & Technology Co., Ltd., Changshu Wanguo Yunfeng Data Science & Technology Co., Ltd., Shufeng (Shanghai) Data Science & Technology Co., Ltd., Chongqing Wanguo Hongtong Data Science & Technology Co., Ltd., Langfang Yunhan Data Science & Technology Co., Ltd., Nantong Wanguo Yunjin Data Science & Technology Co., Ltd., Nantong Wanguo Yunqi Data Science & Technology Co., Ltd., Wulanchabu Wanguo Lantu Data Science & Technology Co., Ltd., Beijing Hanlin Energy Science & Technology Co., Ltd., Beijing Xingyu Data Science & Technology Co., Ltd., Shanghai Fengqing Data Science & Technology Co., Ltd., Shanghai Ruiqing Data Science & Technology Co., Ltd., Heyuan Wanguo Haitong Data Science & Technology Co., Ltd., Wulanchabu Wanguo Haocheng Data Science & Technology Co., Ltd., Wulanchabu Wanguo Hanjin Data Science & Technology Co., Ltd., Guangzhou Yinwu, Huizhou Jiacheng, Langfang Anyu Data Science & Technology Co., Ltd., Langfang Tianhong Data Science & Technology Co., Ltd., Langfang Yingshan Data Science & Technology Co., Ltd., Chengdu Wanguo Yuntian Data Science & Technology Co., Ltd., Kunshan Shuming Data Science & Technology Co., Ltd., Kunshan Bangchen Data Science & Technology Co., Ltd., Beijing Yize Data Science & Technology Co., Ltd., Beijing Linze Data Science & Technology Co., Ltd., Shanghai Jingshuo Data Science & Technology Co., Ltd., Fenghe Warehouse (Shanghai)Co., Ltd., Langfang Tiansheng Data Science & Technology Co., Ltd., Shenzhen Anchen Data Science & Technology Co., Ltd., Nantong Wanguo Haihong Data Science & Technology Co., Ltd., Shanghai Qingming Data Science & Technology Co., Ltd. are foreign-invested enterprises, or their subsidiaries. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our consolidated variable interest entities, or VIEs, and their shareholders. These contractual arrangements provide us with effective control over our consolidated VIEs, namely Shanghai Xinwan Enterprise Management Co., Ltd, or Management HoldCo, GDS Shanghai, GDS Beijing and its subsidiaries, and enable us to receive substantially all of the economic benefits of our consolidated VIEs in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our consolidated VIEs when permissible under PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, our consolidated VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, or the Telecommunications Regulations, and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the MIIT, or other authorities that regulates providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate and contractual structure is deemed by the MIIT, the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down a portion or all of our networks and servers;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to restructure our corporate and contractual structure;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate in our consolidated financial statements such VIEs. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. For the years ended December 31, 2017, 2018 and 2019, our consolidated VIEs contributed 91.0%, 97.2% and 97.4%, respectively, of our total net revenue.

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

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business in China. The shareholders of GDS Beijing and GDS Shanghai were Mr. William Wei Huang, our founder, chairman and chief executive officer, and his relative. As previously disclosed, in order to further improve our control over our variable interest entities, reduce key man risks associated with having certain individuals be the equity holders of the variable interest entities, and address the uncertainty resulting from any potential disputes between us and the individual equity holders of the variable interest entities that may arise, as of the date of this annual report, we have completed enhancing the structure of our variable interest entities and certain other variable interest entities, or the VIE Enhancement. As part of the VIE Enhancement, the entire equity interests of GDS Beijing and GDS Shanghai have been transferred from Mr. William Wei Huang and his relative to a newly established holding company, Management HoldCo. The entire equity interest in Management HoldCo is held by a number of management personnel designated by our board of directors. In conjunction with the transfer of legal ownership, GDS Investment Company, one of our subsidiaries, entered into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the previous contractual arrangements with GDS Beijing and GDS Shanghai on substantially the same terms under such previous contractual arrangements. We also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. William Wei Huang acts as the chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai, respectively. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

For a description of the abovementioned contractual arrangements, see “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.” In 2017, 2018 and 2019, 91.0%, 97.2% and 97.4%, of our total net revenue, respectively, were attributed to our consolidated VIEs. See “Item 4. Information on the Company—A. History and Development of the Company.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

The individual management shareholders of our Management HoldCo may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in China, we rely on the individual management shareholders of our Management HoldCo to abide by the obligations under such contractual arrangements. In particular, GDS Beijing and GDS Shanghai are wholly-owned by Management HoldCo, which, as of the date of this annual report, is in turn owned by five individual management shareholders designated by our board, each holding 20% equity interest in Management HoldCo, namely Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, operation and delivery), Liang Chen (senior vice president, data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network business) (together referred as “Individual Management Shareholders”). The interests of such Individual Management Shareholders in their individual capacities as the shareholders of Management HoldCo may differ from the interests of our company as a whole, as what is in the best interests of Management HoldCo, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of Management HoldCo may encounter, on one hand, and as a beneficial owner of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in Management HoldCo to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of Management HoldCo as provided under the shareholder voting rights proxy agreements, directly appoint new directors of Management HoldCo. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors and executive officers have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

In order to enhance corporate governance and facilitate administration of its VIEs, we have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. William Wei Huang acts as the chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing , and certain subsidiaries of GDS Beijing and GDS Shanghai, respectively. Other management members of us and board appointees serve as directors and officers of Management HoldCo., GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai. These enhancements to the corporate governance and management of our VIEs may help to mitigate some of the conflict of interest and other risks detailed above, however we cannot assure you that the enhancements will be effective in preventing or mitigating such risks.

Our corporate actions are substantially controlled by our principal shareholders, including our founder, chairman and chief executive officer, Mr. William Wei Huang, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

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

Furthermore, as of December 31, 2019, two of our principal shareholders—STT GDC and Mr. William Wei Huang, our founder, chairman and chief executive officer—beneficially owned approximately 38.3 % of our outstanding Class A ordinary shares and 100% of our outstanding Class B ordinary shares, respectively. On matters where Class A and Class B ordinary shares vote on a 1:1 basis, STT GDC exercises 35.1% of the aggregate voting power. On matters where Class A and Class B ordinary shares vote on a 1:20 basis, Mr. William Wei Huang exercises 54.2% of the aggregate voting power.

As a result of these appointment rights, nomination rights, dual-class ordinary share structure and ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

●	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;
●	any determinations with respect to mergers or other business combinations;
●	our disposition of substantially all of our assets; and
●	any change in control.

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

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means." It leaves leeway for the future legislations to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

Risks Related to Doing Business in the People’s Republic of China

We may be regarded as being non-compliant with the regulations on VATS due to the lack of IDC licenses for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects.

The laws and regulations regarding value-added telecommunications services, or VATS, licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Investment activities in the PRC by foreign investors were principally governed by the Industry Catalog Relating to Foreign Investment, and currently by the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Catalog. Industries not included in the Catalog are permitted industries. Industries such as VATS, including IDC services, restrict foreign investment. Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation on Foreign Investment Restrictions” for additional details. Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses.

Before 2013, the definition of the IDC services was subject to interpretation as to whether our services would fall within its scope. In addition, authorities in different localities had different interpretations. According to the Classification Catalogue of Telecommunications Services, or the Telecom Catalogue publicized in February 2003 by the Ministry of Information Industry, or MII, the predecessor of the MIIT, which took effect in April 2003, and our consultations with the MIIT, IDC services should be rendered through the connection with the internet or other public telecommunications networks.

On May 6, 2013, the “Q&A on the Application of IDC/ISP Business”, or the Q&A, was published on the website of China Academy of Telecom Research, an affiliate of the MIIT. The Q&A was issued together with the draft revised Telecom Catalogue of the 2013 version, which although not an official law or regulation, reflected the evolving attitude of the MIIT towards the legal requirements as to applications for IDC licenses. A national consulting body and certain telephone numbers, the Designated Numbers, are provided in the Q&A to answer any questions arising from the application of IDC licenses. Since then, even though the definition of IDC services under the Q&A is identical to that under the Telecom Catalogue, whether a business model should be deemed to be IDC services is subject to the unified clarifications under the Q&A and replies obtained from such Designated Numbers, rather than different replies which may be obtained from different officials from MIIT or its local branches. The draft revised Telecom Catalogue did not come into effect until March 2016, when it was further revised to adapt to developments in the telecommunications industry. During such period, we closely followed legislative developments and conducted feasibility studies for restructuring our business. Based on the Q&A and our consultation with both the Designated Numbers and MIIT officials in 2014 and 2015, IDC services which did not utilize public telecommunication networks would also require an IDC license and that IDC services could only be provided by a holder of an IDC license, or a subsidiary of such holder, with the authorization of the holder.

GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen, Chengdu, Guangzhou, Zhangjiakou, Langfang and Tianjin. In order to adapt to the new regulatory requirements and address pre-existing customer agreements, we converted GDS Suzhou, into a domestic company wholly owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from Further Success Limited, or FSL, a limited liability company established in the British Virgin Islands, in order to enable GDS Suzhou to provide IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. MIIT approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu, so that they are now authorized to provide IDC services. As part of the VIE restructuring, we converted and changed the shareholding of Shanghai Waigaoqiao EDC Technology Co, Ltd., or EDC Shanghai Waigaoqiao, in the same way as GDS Suzhou, and MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao is also authorized to provide IDC services, and MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include Shenzhen Yaode. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are our consolidated VIEs. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Value-Added Telecommunications Business” for additional details.

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

We have learned that the MIIT will not approve any expansion of authorization by an IDC license holder to its subsidiary, and that it will not allow any such subsidiary of an IDC license holder to renew its current authorization in the future. Instead, the MIIT will require subsidiaries of IDC license holders to apply for their own IDC licenses. Although, to our knowledge, such policy is not supported by any published laws or regulations, we have been making efforts to comply with this regulatory development. GDS Suzhou has already obtained its own IDC license in May 2019. Beijing Wan Chang Yun and Shenzhen Yaode have obtained their own IDC license respectively in September and November 2019. The other subsidiaries of our VIEs currently plan to apply for their own IDC licenses in order to continually maintain authorizations to provide IDC services going forward. However, we cannot assure you that we will be able to obtain approvals from the MIIT for their own IDC Licenses in a timely manner or at all, or obtain approvals from the MIIT for an expansion of authorization from GDS Beijing under its IDC license to allow IDC services to be provided by the other subsidiaries of our VIEs, who rely on such authorizations and expansions to provide IDC services, or that we will be able to renew such authorizations and expansions in due course. If any of these situations occur, our business, financial condition, expected growth and prospects would be materially and adversely affected.

Some of our consolidated VIEs may be regarded as being non-compliant with the regulations on VATS, due to operating beyond the permitted scope of their IDC licenses.

One of our consolidated VIEs, GDS Shanghai, obtained a regional IDC license for the Shanghai area in January 2012. Nevertheless, GDS Shanghai provided IDC services in cities outside of Shanghai, which were beyond the scope of its then-effective IDC license. GDS Shanghai upgraded its IDC license to a cross-regional license in April 2016, according to which GDS Shanghai is allowed to provide IDC services in Beijing, Shanghai, Suzhou, Shenzhen and Chengdu. A subsidiary of one of our consolidated VIEs, GDS Suzhou, was historically authorized to provide general IDC services under the auspices of an IDC license held by GDS Beijing but such authorization approved by MIIT did not include internet resources collaboration services. Nevertheless, GDS Suzhou signed agreements with clients to provide internet resources collaboration services. In 2018, we further expanded GDS Beijing’s authorization to GDS Suzhou so that GDS Suzhou also was allowed to provide internet resources collaboration services. In addition, in 2016, 2017 and 2018, GDS Beijing and GDS Suzhou entered into IDC service agreements with relevant customers, according to which GDS Beijing and GDS Suzhou have been providing IDC services to their respective customers through third-party data centers in Tianjin. In 2017, GDS Beijing entered into an IDC services agreement with a certain customer, according to which GDS Beijing has been providing IDC services since 2018 in our three data centers located at Zhangjiakou, Hebei Province. However, GDS Beijing’s IDC license and its authorization granted to GDS Suzhou have not included the Tianjin and Zhangjiakou areas until 2019, when GDS Beijing has upgraded its IDC license to cover the Zhangjiakou, Langfang and Tianjin areas, and GDS Suzhou has obtained its own IDC license whereby GDS Suzhou is also allowed to provide general IDC services in broad geographic scope including Tianjin and Zhangjiakou. However, although such approvals have been obtained, we cannot assure you that any agreements signed before GDS Beijing and GDS Suzhou obtained such approvals may not be deemed as historical non-compliance. If the MIIT regards GDS Shanghai, GDS Suzhou and GDS Beijing as being historically non-compliant, penalties which could be several times more than the net revenue generated from these services, could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected. It is also possible that the PRC government may prohibit a historically non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

One of our subsidiaries, GDS (HK) Limited, entered into IDC service agreements with customers outside China, which may be regarded as non-compliance with the regulations on foreign investment restriction and value-added telecommunications services, by providing IDC service without qualification.

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

As of the date of this annual report, we have amended all of our IDC service agreements to specify GDS Beijing or its subsidiary as the contracting party for such agreements, so that such agreements are, in our belief, compliant. However, we cannot assure you that our IDC service agreements as amended will not be found to be non-compliant. If the MIIT regards such agreements as non-compliant, penalties could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected.

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

Third-party data center providers from whom we lease data center capacity on a wholesale basis may fail to maintain licenses and permits necessary to conduct their operations in the PRC, and our business may be materially and adversely affected.

As of December 31, 2019, we operated an aggregate net floor area of 9,884 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

We are subject to extensive national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including, among others and in addition to specific industry-related regulations, the following aspects:

●	construction or development of new data centers or rebuilding or expansion of existing data centers;
●	banking regulations, as a result of the colocation services we provide to banks and financial institutions, including regulations governing the use of subcontractors in the management and maintenance of facilities;
●	environment laws and regulations;
●	security laws and regulations;
●	establishment of or changes in shareholder of foreign investment enterprises;
●	foreign exchange;

●	taxes, duties and fees;
●	customs;
●	land planning and land use rights;
●	energy conservation and emission reduction; and
●	cyber security and information protection laws and regulations, including the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, and the Administrative Measures for the Graded Protection of Information Security.

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

Additionally, the Cyber Security Law came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of critical information infrastructure, for example, network operators of critical information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law. However, the Cyber Security Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cyber Security law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of implementing regulations and guidelines to be issued by relevant authorities. For example, implementing regulations dealing with “personal information protection”, “security assessment of cross-border transfer of personal information and important data” and “protection of critical information infrastructure (CII)” are being formulated. Currently, the Cyber Security Law has not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cyber Security Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder. We are in the process of formulating internal rules to comply with the requirements under the Cyber Security Law, including without limitation, the appointment of designated personnel in charge of data protection, the formation of cyber security committee, the release of privacy protection polices and trainings in relation to the transferring of confidential documentation. However, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, or the SAT, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, King & Wood Mallesons, that the CSRC approval was not required in the context of our initial public offering or follow-on public offerings because we had not acquired any equity interests or assets of a PRC company owned by its controlling shareholders or beneficial owners who are PRC companies or individuals, as such terms are defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or another PRC regulatory body subsequently determines that its approval was needed for our initial public offering or follow-on public offerings or such approval is needed for any future offerings, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering or follow-on public offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of December 31, 2019, the restricted net assets were RMB7,367.5 million (US$1,058.3 million), which mainly consisted of paid-in registered capital. Our subsidiaries did not have any significant retained earnings available for distribution in the form of dividends as of December 31, 2019. In addition, paid-in registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

Dividends payable to our foreign investors and gains on the sale of our ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax , subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT, on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. SAT Circular 37 supersedes Circular 698 in its entirety, and amends certain provisions in Bulletin 7, but does not touch upon other provisions of Bulletin 7, which remain in full force. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amounts and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at its source is derived by a non-PRC resident enterprise by way of instalments, the instalments may first be treated as recovery of costs of previous investments; upon recovery of all costs, the tax amount to be withheld shall then be computed and withheld.

There is uncertainty as to the application of Bulletin 7 and SAT Circular 37. Bulletin 7 and SAT Circular 37 may be determined by the tax authorities to be applicable to our historical or future offshore restructuring transactions or sale of our shares or ADSs or those of our offshore subsidiaries, with non-resident enterprises being the transferors. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in such transactions. For transfers of our shares or ADSs by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist with filings under Bulletin 7 and SAT Circular 37. For example, in the past, we acquired EDC Holding Limited, or EDC Holding by issuing shares of GDS Holdings Limited, or GDS Holdings, to its shareholders in exchange for all of the outstanding shares of EDC Holding that were not held by us then. In addition, certain of our direct and indirect shareholders transferred some or all of their equity interest in us through indirect transfers conducted by their respective overseas holding companies which held shares in us. As a result, the transferors and transferees in these transactions, including us may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7 and SAT Circular 37, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our net revenue effectively.

Substantially all of our net revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIEs. Currently, certain of our PRC subsidiaries, may purchase foreign currency for settlement of “current account transactions”, including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize net revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. From December 31, 2015 to December 31, 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar; and in 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, The People's Bank of China, or the PBOC, set the daily reference rate for the Renminbi at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded RMB7.0000 to US$1.00 since 2008. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

Substantially all of our net revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from public offerings and issuance of convertible senior notes into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

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

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms' compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

In addition, proposed legislation, including the Equitable Act (Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges) and certain other newly introduced bills, also seek to impose requirements that, among other things, foreign issuers that do not make their audit reports subject to PCAOB review within three years would be delisted from American stock exchanges.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, in 2015 and early 2020. In the first quarter of 2020 in particular, as business disruptions and the human impact of the COVID-19 pandemic have mounted around the globe, the Nasdaq, the S&P 500 and the Dow Jones Industrial Average all declined by approximately 14%, 20% and 23%, respectively. Any additional volatility or further declines in securities markets, including the Nasdaq, on which our ADSs are listed, may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, customers or suppliers;
●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other data center services companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market for data center services;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs; and
●	attacks by short sellers, including the publication of negative opinions regarding us and our business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. See “—Techniques employed by short sellers may drive down the market price of our ADSs.”

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

We have in the past been, are currently, and may in the future be, the subject of unfavorable allegations made by a short seller. Any such allegations may be followed by periods of instability in the market price of our ADSs and negative publicity. Regardless of whether such allegations are proven to be true or untrue, it is not clear what effect such negative publicity could have on us, and we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholders equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of the date of this annual report, we have 1,216,432,715 ordinary shares outstanding, comprising 1,148,842,379 Class A ordinary shares (including 41,586,272 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 67,590,336 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain major holders of our Class A ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject, in some cases, to the applicable lock-up periods in connection with our initial public offering and follow-on public offerings. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We intend to register all ordinary shares that we may issue under these share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchased ADSs.

Our dual-class voting structure and concentrated ownership limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

As discussed under “—Risks Related to Our Corporate Structure—Our corporate actions are substantially controlled by our principal shareholders, including our founder, chairman and chief executive officer, Mr. William Wei Huang, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment” above, Mr. William Wei Huang, our founder, chairman and chief executive officer and our other principal shareholders have considerable influence over matters requiring shareholder approval. To the extent that their interests differ from yours, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
●	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or
●	have regularly scheduled executive sessions with only independent directors each year.

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information-E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for 2020 or any future taxable year.

We will continue to incur increased costs as a result of being a public company, particularly since we have ceased to qualify as an “emerging growth company.”

Since the completion of our initial public offering, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. Since December 31, 2018, we have been deemed to be a “large accelerated filer” as the term is defined in Rule 12b-2 of the Exchange Act, and we thereby ceased to be an “emerging growth company” as the term is defined in the JOBS Act.

These rules and regulations have increased our legal and financial compliance costs and made some corporate activities more time-consuming and costly. Since we have ceased to be an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. Operating as a public company has also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Shareholders of our company have in the past brought, and may in the future bring, securities class action lawsuits against our company following periods of instability in the market price of our ADSs. On August 2, 2018, a securities class action lawsuit was filed in the United States District Court in the Eastern District of Texas against GDS Holdings Limited, our Chief Executive Officer Mr. William Wei Huang, and our Chief Financial Officer Mr. Daniel Newman (collectively, “Defendants”) by Hamza Ramzan, a GDS shareholder. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.” On April 7, 2020, the court granted Defendants’ motion to dismiss the amended complaint, and dismissed the action in its entirety against all Defendants. The dismissal of the action is not yet final, as Plaintiffs’ time to appeal or seek other relief from the judgment has not yet expired. Any further class action lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

ITEM 4.    INFORMATION ON THE COMPANY

A.          History and Development of the Company

We are an exempted company and were incorporated in the Cayman Islands in 2006. We own 100% of the shares in EDC Holding, an exempted company also incorporated in the Cayman Islands, through which we indirectly hold 100% of the equity interests in holding companies in Hong Kong, many of which own our data centers through one or more data center companies. Through EDC Holding we also indirectly hold 100% of the equity interests in GDS Investment Company.

Due to PRC regulations that limit foreign equity ownership of entities providing VATS at 50%, and the inclusion of IDC services within the scope of VATS, we conduct a substantial part of our operations in China through contractual arrangements among GDS Investment Company, our data center companies, two VIEs that hold licenses required to operate our business, GDS Beijing and GDS Shanghai and Management HoldCo and its shareholders. As a result of these contractual arrangements, we control Management HoldCo, GDS Shanghai, GDS Beijing and its subsidiaries, and have consolidated the financial information of these VIEs in our consolidated financial statements in accordance with U.S. GAAP.

In order to adapt to regulatory requirements and address pre-existing customer agreements, in 2016, as part of a VIE restructuring, we converted GDS Suzhou into a domestic company wholly-owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from FSL. MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu so that they are now authorized to provide IDC services. As part of the VIE restructuring in 2016, we converted and changed the shareholding of EDC Shanghai Waigaoqiao in the same way as GDS Suzhou, and MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao is also authorized to provide IDC services. MIIT has also approved GDS Beijing’s application to expand its IDC license coverage to include Shenzhen Yaode, the company operating the data center we acquired in the SZ5 acquisition. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are consolidated VIEs. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Value-Added Telecommunications Business” for additional details.

As of the date of this annual report, we conducted the substantial majority of our operations in China through GDS Beijing and its subsidiaries. Accordingly, going forward we expect that substantially all of our net revenue will be generated through our consolidated VIEs, namely Management HoldCo, GDS Shanghai, GDS Beijing and its subsidiaries.

Due to PRC regulations that limit foreign equity ownership of entities providing IDC services, we conduct a substantial part of our operations in China through VIEs which are ultimately owned by PRC citizens and licensed or authorized to provide IDC services. To comply with such statutory requirements, as part of the 2016 VIE restructuring, we have also converted some entities which used to be our subsidiaries into subsidiaries of GDS Beijing. In addition, due to the same reason, we have consummated a number of acquisitions of target companies that are licensed or authorized to provide IDC services through our existing VIEs.

In order to enhance corporate governance and facilitate administration of the VIEs, we initiated in November 2019, and as of the date of this annual report, have completed a further VIE restructuring and enhancement plan under which we transferred the ownership of the 100% equity interest of GDS Beijing and GDS Shanghai from Mr. William Wei Huang and his relative to a newly established holding company, Management HoldCo, 100% of the equity interest in which is owned by a number of management personnel designated by our board of directors.

Currently, there are five individual management shareholders, each holding a 20% equity interest in Management HoldCo, namely Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, operation and delivery), Liang Chen (senior vice president, data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network business). In conjunction with the transfer of ownership, we have, through GDS Investment Company, entered into a set of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai on substantially the same terms as those under the previous contractual arrangements with GDS Beijing and GDS Shanghai. We have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. William Wei Huang acts as the chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai, respectively. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

We believe that this restructuring reduces risk by allocating ownership of the VIEs among a larger number of individual management shareholders, and strengthens corporate governance with the establishment of the board of directors in the VIEs and their subsidiaries. We also believe that this restructuring creates a more stable ownership structure by avoiding reliance on a single or small number of natural persons, and by buffering the ownership of the VIEs with an additional layer of legal entities, creating an institutional structure that is tied to our management and culture.

We have been advised by our PRC legal counsel, King & Wood Mallesons, that such restructuring does not violate any current applicable PRC laws or regulations. We believe such restructuring would not give rise to any material tax charges and the consolidation of the VIEs will not be affected under the relevant accounting rules.

As of the date of this annual report, this restructuring has been completed.

Acquisition of SZ5

In June 2017, we acquired all the equity interests in a target group comprising two onshore entities (Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode and Shenzhen Jinyao Science & Technology Co., Ltd. or Shenzhen Jinyao) and an offshore entity (RDTJ Limited, or RDTJ, which has an onshore subsidiary, Guangzhou Shi Wan Guo Yun Lan Data Technology Co., Ltd., or Guangzhou Yunlan) from third parties for an aggregate contingent cash consideration of RMB312.0 million (US$44.8 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. As of December 31, 2019, consideration payables of RMB16.8 million (US$2.4 million) were outstanding, including the contingent portion of RMB15.4 million (US$2.2 million).The target group owns SZ5 in Shenzhen, China. As of the date of completion of the acquisition, the first phase of the data center, comprising 5,000 sqm net floor area, had just entered service and was 100.0% committed and the second phase, comprising 5,000 sqm, was under construction. Subsequent to completion of the acquisition, we obtained additional power supply which enabled us to upsize the second phase to 7,858 sqm net floor area and then to add a third phase with capacity of 7,725 sqm net floor area. As of December 31, 2019, SZ5 had a total net floor area of 20,583 sqm in service, 100% of which was committed to a hyperscale cloud service provider customer.

Acquisition of GZ2

In October 2017, we acquired all the equity interests in a target group comprising an onshore entity (Guangzhou Weiteng Network Technology Co., Ltd., or Weiteng Network) and an offshore entity (Raojin Limited, or Raojin, which has an onshore subsidiary, Wan Qing Teng Data (Shenzhen) Co., Ltd., or Wan Qing Teng) from third parties for a cash consideration of RMB234.0 million. The target group owns GZ2 in Guangzhou, China. As of December 31, 2019, the data center was fully operational with a net floor area of 6,131 sqm and was 100.0% committed.

Acquisition of GZ3

In May 2018, we acquired all the equity interests in a target group comprising an onshore entity (Guangzhou Weiteng Data Science & Technology Co., Ltd., or Weiteng Data) and an offshore entity (PSDC Limited, or PSDC, which has an onshore subsidiary, Shenzhen Qian Hai Wan Chang Technology Services Co., Ltd., or Qian Hai Wan Chang) from third parties for a cash consideration of RMB262.2 million (US$37.7 million), including contingent consideration of RMB245.2 million (US$35.2 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. As of December 31, 2019, consideration payables of RMB121.7 million (US$17.5 million) were outstanding, including the contingent portion of RMB118.7 million (US$17. 1 million). The target group owns GZ3 in Guangzhou, China. As of the date of completion of the acquisition, the first phase of the data center, comprising 7,648 sqm net floor area, had just entered service and was 100% committed. As of December 31, 2019, we had completed the second phase of the data center, bringing an additional 3,423 sqm net floor area into service, 100% of which was committed. Subject to obtaining additional power supply, we plan to expand GZ3 further into a third phase with approximately 3,400 sqm net floor area.

Acquisition of SH11

In June 2018, we acquired all the equity interests in a target company (Cai Tuo Cloud Computing (Shanghai) Co., Ltd., or Shanghai Cai Tuo) from third parties for a cash consideration of RMB320.0 million (US$46.0 million), including contingent consideration of RMB70.0 million (US$10.1 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. Contingent consideration payables of RMB1.4 million (US$0.2 million) were outstanding as of December 31, 2019. The target company owns SH11 in Shanghai, China. As of December 31, 2019, the data center was fully operational with a net floor area of 4,214 sqm and was 100% committed.

Acquisition of greenfield land in Langfang for data center development

In July 2019, we acquired the right of use of greenfield land with a ground area of approximately 20,000 sqm in the city of Langfang, Hebei Province, located approximately 50 kilometers from Beijing, China, from the local government, for a cash consideration of RMB14.3 million (US$2.1 million). This acquired land is the first part of a contiguous site with a ground area of approximately 127,000 sqm in aggregate (“Langfang Land Site 1”) that we plan to acquire pursuant to the binding framework agreement that we entered into with the local government in February 2019. Under such framework agreement, the government commits to initiate the sales process for land and to provide assistance to us in obtaining necessary government approvals and resources (including water supply, power supply, heating supply, among others) for the construction and operation of the project, and we commit to invest in developing the land for data center use and to generate taxable income. The major commitments of the government and us are subject to the completion of land expropriation and relocation, satisfaction of other grant conditions and subsequently entering into a land use right grant contract through relevant tender, auction or listing-for-sale procedures. As of the date of this annual report, we are currently constructing our LF3 data center on this land. It will have a net floor area of 11,664 sqm and is 100% pre-committed.

In December 2019, we acquired the right of use for greenfield land with a ground area of approximately 44,000 sqm in the city of Langfang, Hebei Province, from the local government, for a cash consideration of RMB31.2 million (US$4.5 million). This acquired land is the second part of Langfang Land Site 1. We intend developing two data centers on this land, LF4 and LF5, with a net floor area of around 29,000 sqm in aggregate according to the initial design. Construction is expected to commence during 2020.

In December 2019, we acquired the right of use for greenfield land with a ground area of approximately 38,000 sqm in the city of Langfang, Hebei Province, from the local government, at a site adjacent to our LF3, LF4 and LF5 data centers (“Langfang Land Site 2”), for a cash consideration of RMB26.9 million (US$3.9 million). Once developed, it will yield a total net floor area of approximately 24,000 sqm according to the initial design. Construction is expected to commence during 2020.

Acquisition of BJ9

In August 2019, we entered into an equity purchase agreement to acquire all of the equity interests in a target company, Beijing Ruiwei Cloud Computing Science & Technology Co., Ltd., or Beijing Ruiwei, from a third party for a cash consideration of RMB797.3 million (US$114.5 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. The target company owns a data center which we refer to as BJ9 in Beijing, China. As of December 31, 2019, BJ9 was fully operational, with a net floor area of 8,029 sqm in service, 100% of which was committed. In December 2019, we entered into contracts with Beijing Ruiwei to operate BJ9 and with all of the existing customers of BJ9 to provide services to them in lieu of Beijing Ruiwei, pending completion of the acquisition. The completion of the acquisition is subject to customary closing conditions. As of the date of this annual report, the acquisition has not been completed.

Acquisition of GZ6

In October 2019, we acquired all the equity interests in a target company, Guangzhou Yinwu Data Science & Technology Co., Ltd., or Guangzhou Yinwu, from a third party for an aggregate cash consideration of RMB431.7 million (US$62.0 million), including contingent consideration of RMB243.7 million (US$35.0 million). As of December 31, 2019, contingent consideration payables of RMB241.7 million (US$34.7 million) were outstanding. The target company owns a data center which we refer to as GZ6 in Guangzhou, Guangdong Province, China. GZ6 has a net floor area of approximately 6,600 sqm. The contingent consideration payables are subject to performance obligations, including expansion of power capacity. As of December 31, 2019, the data center had entered service with a commitment rate of 15.4%.

Acquisition of a data center project company in Huizhou

In November 2019, we acquired all the equity interests in a target company, Huizhou Jiacheng Information Communications & Technology Co., Ltd., or Huizhou Jiacheng, from third parties for an aggregate cash consideration of RMB15.5 million (US$2.2 million), including a contingent consideration of RMB6.0 million (US$0.9 million). The target company holds a leased property in Huizhou, Guangdong Province, China, located approximately 50 kilometers from Shenzhen, which we intend to convert into a data center, HZ1, with a net floor area of approximately 12,500 sqm according to the initial design.

Acquisition of brownfield site in Hong Kong for data center development

In December 2019, we acquired an existing building located in Kwai Chung, New Territories, Hong Kong, nearby our existing HK1 data center project, for a purchase price of RMB788.3 million (US$113.2 million). We intend to demolish the existing building and redevelop the site, to which we hold the right of use, as our HK2 data center, with a net floor area of approximately 7,400 sqm according to the initial design.

Acquisition of greenfield land in Changshu for data center development

In December 2019, we acquired the right of use for greenfield land with a ground area of approximately 67,000 sqm in the city of Changshu, Jiangsu Province, located approximately 70 kilometers from Shanghai, China, from the local government for a cash consideration of RMB19.9 million (US$2.9 million). This acquired land is the first phase of a contiguous site with a ground area of approximately 140,000 sqm in aggregate that we plan to acquire pursuant to the binding framework agreement that we entered into with the local government in November 2018. Once the first phase of the land is developed, it will yield a total net floor area of approximately 32,000 sqm according to the initial design. Construction of the first phase is expected to commence during 2020. The remaining phases of this site will yield an additional net floor area of approximately 32,000 sqm once developed.

Acquisition of a building for data center development in Shanghai

In December 2019, we acquired an existing building in the same area as our data center cluster in Waigaoqiao, Shanghai for a total consideration of RMB330.2 million (US$47.4 million). We intend to convert the building into a data center which we refer to as SH14. It will yield a net floor area of approximately 11,000 sqm. Construction commenced during the first quarter of 2020.

Acquisition of BJ10, BJ11 and BJ12

In December 2019, we entered into an equity purchase agreement to acquire all of the equity interests in Lanting (Beijing) Information Science and Technology Co., Ltd. and its subsidiary, Lanting Xuntong (Beijing) Science and Technology Co., Ltd. (collectively, the “Lanting Entities”), from third parties. The total enterprise value of the Lanting Entities is approximately RMB2,490.0 million (US$357.7 million), including a portion which is contingent upon future performance. We have agreed to pay a purchase price equal to the total enterprise value, plus certain assumed receivables and less assumed liabilities at closing, pursuant to the terms and conditions of the equity purchase agreement. The total cash consideration we expect to pay based on the foregoing is approximately RMB785.1 million (US$112.8 million), including approximately RMB185.0 million (US$26.6 million) which is contingent upon future performance. The Lanting Entities own three data centers, which we refer to as BJ10, BJ11, and BJ12, with a total aggregate net floor area of approximately 19,700 sqm which is 100% committed and pre-committed. As of the date of this annual report, BJ10 and BJ11 are fully operational and in service, while BJ12 is currently under construction. The enterprise value assumes that all three data centers are complete and ready for service, and their operations are stable. We expect to complete the acquisition in the first half of 2020, subject to customary closing conditions.

Acquisition of site in Shanghai for major new data center campus

In March 2020, we acquired a site in Pujiang Area, Minhang District of Shanghai, located around 25 kilometers from our existing data center cluster in Waigaoqiao, Shanghai, from a third party for a cash consideration of RMB1.37 billion (US$196.8 million). Minhang District is an established data center hub due to its proximity to submarine cable landing stations. The site consists of approximately 212,000 sqm of total ground area, with roughly half of it developed and half of it greenfield land. It will be used for a major new data center campus, which we intend to develop in multiple phases over several years. For Phase 1, we intend to convert two of the existing industrial buildings on the site into data centers (to be known as SH16 and SH17), yielding a total net floor area of approximately 22,600 sqm according to the initial design. The construction is expected to commence during 2020. Access to power has been obtained for Phase 1, while the development of subsequent phases, with roughly 50,000 sqm of potential net floor area, will be contingent upon obtaining additional power capacity.

Acquisition of greenfield land in Chongqing for data center development

In February 2020, we acquired the right of use for greenfield land with a ground area of approximately 49,000 sqm in the city of Chongqing from the local government for a consideration of RMB28.0 million (US$4.0 million) pursuant to a binding framework agreement that we entered into with the local government in August 2018 and August 2019, respectively. Once developed, it will yield an aggregate net floor area of approximately 33,000 sqm according to the initial design. Construction is expected to commence during 2020.

Public Offerings

The following is a summary of our public offerings since January 1, 2017.

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

On March 19, 2019, we completed our follow-on public offering of 13,731,343 ADSs, including full exercise of the underwriters’ option to purchase additional ADSs, representing 109,850,744 Class A ordinary shares, raising US$445.0 million in proceeds to us before expenses but after underwriting discounts and commissions.

On December 10, 2019, we completed our follow-on public offering of 6,318,680 ADSs, including full exercise of the underwriters’ option to purchase additional ADSs, representing 50,549,440 Class A ordinary shares, raising US$278.2 million in proceeds to us before expenses but after underwriting discounts and commissions.

Investment from CyrusOne

In October 2017, we formed a new strategic partnership with CyrusOne, a premier global data center REIT company, through the execution of a commercial agreement with a two-year term, and the issuance to CyrusOne of 64,257,028 Class A ordinary shares, equivalent to approximately 8.0 million ADSs, at a purchase price of US$1.55625 per ordinary share, or US$12.45 per ADS, for a total consideration of US$100 million. Pursuant to the commercial agreement, the parties intend to exchange best practices as to sales and marketing, data center design and construction, supply chain management, customer relationship management, as well as operations, leveraging the core competencies of both companies in order to deliver data center solutions to their respective customers and assist in their global expansion.

Conversion of Convertible Bonds

In November 2017, all of our outstanding convertible bonds in an aggregate principal amount of US$150.0 million, together with the accrued interest thereon, were voluntarily converted into approximately 97.9 million additional Class A ordinary shares, equivalent to approximately 12.2 million ADS and representing 10.4% of our enlarged issued share capital immediately after completion of the conversion.

Upgrade of GDS Management Company to an Investment Holding Company

On March 28, 2018, we completed the regulatory filing and registration to upgrade Shanghai Free Trade Zone GDS Management Co., Ltd. (formerly known as GDS Management Company) to a foreign invested investment holding company in the PRC by changing its name from “Shanghai Free Trade Zone GDS Management Co., Ltd.” to “GDS (Shanghai) Investment Co., Ltd.” and expanding its business scope to include, among other things, equity investment.

Issuance of Convertible Notes

On June 5, 2018, we completed our offering of US$300 million aggregate principal amount of 2% convertible senior notes due 2025 (including full exercise of the initial purchasers’ option to purchase additional notes), raising US$291.1 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses.

Strategic Cooperation with GIC

In August 2019, we entered into a strategic cooperation framework agreement with GIC, Singapore’s sovereign wealth fund, to develop and operate hyperscale build-to-suit, or BTS, joint venture data centers at locations in China selected by our customers outside of Tier 1 markets. Together with GIC, we will focus initially on a BTS data center program for a leading internet and cloud service provider, which is our strategic customer. In parallel with the framework agreement, we also signed a memorandum of understanding with the same strategic customer to develop and operate seven BTS data centers at several of its campuses serving different regions of China, including Nantong, Jiangsu Province, Heyuan, Guangdong Province and Wulanchabu, Inner Mongolia Autonomous Region.

Investment from Ping An and Issuance of Convertible Preferred Shares

In March 2019, China Ping An Insurance Overseas (Holdings) Limited, or Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into our Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold.

Principal Offices

Our principal executive offices are located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Prior to September 30, 2018, our agent for service of process in the United States was Law Debenture Corporate Services Inc., located at 801 2 Avenue, Suite 403, New York, New York 10017, U.S.A. We appointed Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, New York 10016, U.S.A., as our successor agent for service of process in the United States, effective as of and after October 1, 2018.

B.          Business Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. We also build-to-suit and operate data centers at lower-tier locations selected by our customers in order to fulfill their broader requirements. Our data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud-neutral, which enables our customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. We have a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. Our base of 624 customers consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations. As of December 31, 2019, we had an aggregate net floor area of 225,963 sqm in service, 91.9% of which was committed by customers, and an aggregate net floor area of 89,834 sqm under construction, 63.6% of which was pre-committed by customers, in each case excluding joint venture data centers. As of December 31, 2019, we had an additional aggregate net floor area of approximately 3,900 sqm in service and approximately 7,800 sqm under construction at joint venture data centers, 100% of which was committed or pre-committed by customers.

We believe the market for high-performance data center services in China is experiencing strong growth. Demand is driven by the confluence of several secular technological, economic and industry trends, including: rapid growth of the internet, e-commerce, e-payments, cloud computing and big data; rising adoption of new technologies such as 5G, virtual and augmented reality, artificial intelligence, blockchain and the internet of things; increasing criticality of IT and data in the enterprise environment; and growing reliance by enterprises on outsourcing as a solution to the increasing complexity and cost of managing mission-critical IT infrastructure. Demand is also driven by PRC government policies which consistently and actively support technology-driven development and the growth of the digital economy. Recently, the PRC government has promoted the concept of “new infrastructure” which includes, among other things, largescale date centers, artificial intelligence and industrial internet. Such policy orientation is ushering in new waves of investment at all levels of the economy, which we believe will give rise to numerous opportunities we can take advantage of in the years to come.

To satisfy this demand requires data centers which are largescale, both in terms of net floor area and power capacity, highly reliable in terms of uptime, and highly efficient in terms of power usage. With increasing scale, it has become increasingly challenging to source, develop and operate new facilities that meet the required standard, in particular to secure suitable land and buildings which can be developed or converted into data center facilities and to obtain the necessary regulatory approvals and power supply. As a result, we believe that there is a relative scarcity of high-performance data center capacity in China.

Our portfolio of data centers and secured expansion capacity are strategically located to address this growing demand. We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong , Chengdu and Chongqing, the primary financial, commercial, industrial and communications hubs in each region of China. We refer to the areas in and around these hubs as Tier 1 markets. Our customers typically use our data centers in Tier 1 markets to house their mission-critical, latency-sensitive data and applications. Our data center locations provide convenient access for our customers and, furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities. In the past, our portfolio was mainly concentrated in key urban districts within each Tier 1 market in accordance with customer preference. However, more recently, in order to keep pace with demand and overcome the challenge of creating new supply, we are developing more data centers at strategic locations on the outer edge of these markets, including on campuses where we can expand capacity in multiple phases. These outer edge developments, which we still consider Tier 1 markets, enable our hyperscale customers to fulfill their requirement for larger deployments of IT capacity on a single site and to upscale over time, while remaining within acceptable parameters for network latency. In addition to our presence in Tier 1 markets, we build-to-suit and operate our own data centers and joint venture data centers at campuses in Hebei, Guangdong and Jiangsu Provinces and Inner Mongolia Autonomous Region for one of our largest customers.

Our data centers are largescale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT infrastructure. We install large power capacity and optimize power usage efficiency, which enables our customers to deploy their IT infrastructure more efficiently and reduce their operating and capital costs. As a result of our advanced data center design, high technical specifications and robust operating procedures, we are able to make service level commitments related to service availability and other key metrics that meet our customers’ required standards.

We currently serve 624 customers, including PRC and global hyperscale cloud service providers and large internet companies, a diverse community of financial institutions, telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. We host the largest public cloud platforms operating in China, some of which are present in multiple GDS data centers. Agreements with our hyperscale cloud service provider and large internet customers generally have terms of three to ten years, while agreements with our financial institution and enterprise customers typically have terms of one to five years.

As of December 31, 2019, we operated thirty-five self-developed data centers with an aggregate net floor area of 216,079 sqm in service. We also operated capacity at approximately 20 third-party data centers with an aggregate net floor area of 9,884 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further fourteen new self-developed data centers with an aggregate net floor area of 89,834 sqm under construction. In addition to the above, we also operated one joint venture data center with a net floor area of approximately 3,900 sqm in service, and had two joint venture data centers with an aggregate net floor area of approximately 7,800 sqm under construction. As of the same date, we had an estimated aggregate developable net floor area of approximately 244,794 sqm held for potential future development. Our net revenue and results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service (excluding joint venture date centers) of 91.8%, 94.9% and 91.9% as of December 31, 2017, 2018 and 2019, respectively. We had utilization rates for our area in service (excluding joint venture date centers) of 60.9%, 67.6% and 69.0% as of December 31, 2017, 2018 and 2019, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have entered into agreements but have not yet started to use revenue-generating services.

We have experienced significant growth in recent years. Our net revenue grew from RMB1,616.2 million in 2017 to RMB2,792.1 million in 2018, representing an increase of 72.8%, and increased to RMB4,122.4 million (US$592.1 million) in 2019, representing an increase of 47.6%. Our net loss increased from RMB326.9 million in 2017 to RMB430.3 million in 2018, and increased to RMB442.1 million (US$63.5 million) in 2019. Our adjusted EBITDA increased from RMB512.3 million in 2017 to RMB1,046.5 million 2018, and increased to RMB1,824.0 million (US$262.0 million) in 2019. As of December 31, 2017, 2018 and 2019, our accumulated deficit was RMB1,185.6 million, RMB1,615.1 million and RMB2,057.2 million (US$295.5 million), respectively.

Our Business Model and the Data Center Lifecycle

Our core business operations entail the planning and sourcing of new data centers, developing such facilities, securing customer commitments, providing our colocation and managed services to customers, and maintaining high levels of service and customer satisfaction to develop and maintain long-term relationships with our customers. We focus on developing and operating what we refer to as high-performance data centers. These are data centers that feature large net floor area, high power capacity, density, and efficiency, and multiple redundancy across all critical systems.

Our strong customer and industry relationships afford us insight into the size, timing, and location of future demand which is reflected in our data center capacity development plan. We source new data center capacity by: (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield land, redeveloping brownfield sites, converting existing industrial buildings, or fitting out and equipping purpose-built building shells; (ii) leasing existing data center capacity from third-party wholesale providers; and, (iii) acquiring high performance data centers from other companies. Regardless of the source of our data center capacity, we ensure that the facilities meet the high-performance standards required by our target customers. After procuring greenfield or brownfield sites or existing industrial buildings or purpose-built building shells, we design and, through cooperation with developers, contractors, and suppliers, build out the facility to our advanced design and high technical specifications.

We take a modular approach to developing, commissioning, equipping and fitting out of facilities, so that we can cater to a range of customer requirements with regard to redundancy, power density, cooling, rack configuration and other technical specifications. In addition, by taking a modular approach, we are able to phase our capital expenditures related to equipping and fitting out individual computer rooms in accordance with proven sales demand or contractual delivery commitments to customers.

We usually commence marketing new data center facilities before we commence construction. We aim to secure pre-commitments from customers for a portion of the area under construction, typically from anchor customers who require largescale capacity, such as hyperscale cloud service providers and large internet companies. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. Due to the strength of demand, in some cases we deliberately do not seek pre-commitments, in order to hold back sufficient capacity for our financial institution and large enterprise customers who typically procure with a shorter lead time once data centers are in service. Our agreements provide flexibility to our customers with regard to utilization and the commencement of billing. Anchor customers with largescale commitments typically move in over 12 to 24 months, whereas financial institutions and large enterprise customers typically move in over a period of three to six months. During the period when customers are moving into our data centers, we bill our customers for services based on the higher of their actual utilization of the capacity and the minimum utilization commitments stated in the customer agreements.

Once data center capacity becomes billable in accordance with the terms of customer agreements remaining in effect, customers are charged a fixed amount for services based on the capacity which is committed to them. In agreements for a substantial majority of our capacity, customers are also charged separately for actual power consumed. See “—Agreement Terms and Pricing.”

Area committed is included in area utilized when we commence generating revenue from the customer under the terms of the agreement. For our in-service data centers, we aim to maintain high levels of long-term utilization. As of December 31, 2019, our commitment rate was 91.9% of aggregate net floor area in service, while our utilization rate was 69.0%, in each case excluding joint venture data centers. The difference between commitment rate and utilization rate reflects agreements which were not yet fully implemented with customers still in the process of moving into our data centers. If we secure pre-commitments from customers, particularly largescale capacity commitments from anchor customers, we expect that our utilization rate will continue to lag our commitment rate due to the longer time taken to move in associated with these types of agreements.

Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer agreements and substantial backlog. We endeavor to provide high levels of customer service, support, and satisfaction so as to maintain long-term customer relationships and high rates of agreement renewals for our services.

Our Data Centers

Our data centers are largescale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT infrastructure. We install large power capacity, together with engineering technologies to optimize power usage efficiency, enabling our customers to deploy their IT infrastructure more efficiently and reduce their operating and capital costs.

We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing, the primary financial, commercial, industrial and communications hubs in each region of China. We refer to the areas in and around these hubs as Tier 1 markets. Our customers typically use our data centers in Tier 1 markets to house their mission-critical, latency-sensitive data and applications. Our data center locations provide convenient access for our customers and, furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities. We also build-to-suit and operate data centers at lower-tier locations selected by our customers in order to fulfill their broader requirements.

In 2019, we commenced construction of 11 new self-developed data centers and the second phase of one existing self-developed data center in Tier 1 markets and one build-to-suit data center in a lower-tier location with a total net floor area of 74,000 sqm. As of December 31, 2019, this capacity was 62.9% committed or pre-committed. In 2019, we completed construction and brought into service nine new self-developed data centers and multiple phases of three existing self-developed data centers in Tier 1 markets with a total net floor area of 65,046 sqm. As of December 31, 2019, this capacity was 79.7% committed and 37.2% utilized. In addition to the above, in 2019, we also commenced construction of three joint venture data centers, with a total net floor area of approximately 11,700 sqm, one of which we completed and brought into service during the year. As of December 31, 2019, all three of the joint venture data centers were 100.0% committed or pre-committed.

The following table presents certain information relating to our data center portfolio (excluding joint venture data centers) as of December 31, 2019:

	Area	Area under	Area held for
(Sqm)	in service(1)	construction(1)	development
Location(2)
Greater Shanghai	70,881	23,074	76,742
Greater Beijing	52,888	47,699	83,664
Greater Bay Area-Mainland	72,263	7,000	55,442
Greater Bay Area-Hong Kong region	963	7,061	7,440
Chengdu	14,512	0	21,506
Hebei Province-ZB	14,456	5,000	0

Total	225,963	89,834	244,794
Type
Self-developed	216,079	89,834	244,794
Third party	9,884	0	0

Total	225,963	89,834	244,794
(1)	Excludes approximately 3,900 sqm net floor area relating to joint venture data centers in service, 100% of which was committed and approximately 7,800 sqm net floor area relating to joint venture data centers under construction, 100% of which was pre-committed as of December 31, 2019.
(2)	Greater Shanghai includes the area in and around Shanghai such as Kunshan and Changshu. Greater Beijing includes the area in and around Beijing such as Langfang. Greater Bay Area-Mainland includes Guangzhou, Shenzhen and Huizhou. Greater Bay Area-Hong Kong region includes Hong Kong and Macau.

As of December 31, 2019, our total area committed (excluding joint venture data centers) was 264,878 sqm, of which 207,716 sqm and 57,162 sqm related to data centers in service and data centers under construction, respectively.

Self-Developed Data Centers

As of December 31, 2019, we operated thirty-five self-developed data centers with an aggregate net floor area of 216,079 sqm in service. As of the same date, we had a further fourteen new self-developed data centers with an aggregate net floor area of 89,834 sqm, under construction. In addition, we had an estimated aggregate developable net floor area of approximately 244,794 sqm held for potential future development in Tier 1 markets. In addition, subsequent to the 2019 year-end, we have secured a further estimated aggregate developable net floor area of approximately 106,156 sqm area held for potential future development in Tier 1 markets.

High-Performance Features. Our self-developed data centers generally feature:

●	High Availability. Over 90% of our self-developed data center capacity in service and under construction is equipped with 2N redundant delivery paths for power, cooling and other critical systems. 2N redundancy entails significant additional up-front investment and decreases the yield of net floor area in a building of a given size. By installing 2N redundancy and operating our facilities to the highest standards, we are able to satisfy the requirements of the most demanding customers for housing their mission-critical IT infrastructure.

●	High Power Density. Our self-developed data center capacity in service and under construction has an average power density of approximately 2.2 kW/m2, which we believe is far above the average for data centers in China. High power density must be incorporated into the data center design from inception and entails increased development cost per sqm of net floor area. By installing high power density, we enable our customers to deploy their IT infrastructure more efficiently and to optimize their IT infrastructure performance. This is of particular importance to hyperscale cloud service provider and large internet customers as it reduces their IT investment and operating costs.
●	High Power Efficiency. Our self-developed data centers are designed to achieve high power efficiency, which is expressed conversely by a low Power Usage Effectiveness, or PUE, ratio. Our self-developed data centers had around 1.25-1.4 times PUE on average in stabilized operation, which we believe is significantly below the average for data centers in China. High power efficiency reduces operating costs, for the benefit of our customers and ourselves, and reduces our carbon footprint. A low PUE ratio is of particular importance to hyperscale cloud service provider and large internet customers who have the most demanding performance targets.

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

Types of Data Centers. We have a diversified and flexible approach to developing our data center portfolio. We categorize our self-developed data centers into the following three types:

●	Purpose-Built. Purpose-built data centers are facilities which are designed and constructed specifically for use as data centers. Our purpose-built facilities comprise those that we design ourselves and for which we directly oversee the construction and fit out, as well as certain of the facilities that we lease or have acquired from third parties. Purpose-built and build-to-suit facilities represent approximately 42.6% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2019.
●	Converted. Conversion involves repurposing existing industrial buildings for use as data centers. We undertake conversions in order to fulfill demand where time-to-market and site opportunity do not allow us to purpose-build. We carefully select such buildings based on their suitability for use as data centers. We design and construct to the same high technical specifications as our purpose-built data centers, so as to ensure that the end product is of a comparable standard. Converted facilities represent approximately 57.4% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2019.
●	Build-To-Suit. Build-to-suit data centers are facilities which are located in lower-tier markets to fulfil the broader requirements of our strategic customers. We develop and operate build-to-suit projects independently, as well as through the joint ventures which we are establishing with GIC. The projects are typically greenfield developments on the customer’s own campus.

Data Center Tenure. We hold our self-developed data center buildings either through direct ownership or lease. In China, land cannot be owned outright, but is secured through land use rights. For data center buildings which we own, we have the right to use the underlying land for up to 50 years, which is the longest permissible period, except for our Guangzhou Land where the period of the land use right is 20 years, plus ownership of the buildings and other fixed assets comprising the data center. In Hong Kong, almost all the land is leasehold land leased from the Hong Kong government. The tenure of the relevant government leases for the two parcels of brownfield land where our HK 1 and HK 2 are located that were purchased by GDS in 2018 and 2019 respectively will expire in June 2047 and the residue of the term of years of the relevant Government Leases is approximately 27 years. For data centers that we lease, we enter into long-term leases with the owners of the building generally for periods of fifteen to twenty years, which is the longest permitted lease period under PRC law. However, in the case of the build-to-suit projects which we have undertaken to date, where the owner of the building shell is our customer, the lease term is usually ten years.

Stage of Development. We categorize our data centers, and the corresponding net floor area, according to the following stages of development:

●	In Service. Data centers are categorized as in service once the construction of the building is complete, critical systems have been installed, the facility has passed rigorous integrated system testing, government approvals for operation are obtained, and one or more computer rooms have been fully equipped and fitted out ready for utilization by customers. Once this stage has been reached, we categorize the entire net floor area of the data center (or phase of a data center) as area in service, including the net floor area of computer rooms, if any, which may require additional capex for equipping and fitting out prior to utilization by customers.
●	Under Construction. Data centers are categorized as under construction once we have secured control of the site, obtained the necessary construction and other permits, established the design, and building and engineering works are in progress. We also categorize data centers as under construction when the shell and core are being developed by the building landlord under certain circumstances. We usually construct our data centers in a single phase. However, in some cases, we construct data centers in several distinct phases for reasons such as optimal design, sales plan, and timing of activation of power supply. When we successfully secure pre-commitments from customers, we calculate pre-commitment rate based on the area under construction.
●	Held for Future Development. Area held for future development consist of the estimated data center net floor area that we have secured for potential future development by different means, including greenfield and brownfield land which we have acquired or which we expect to acquire pursuant to binding framework agreements with local governments, building shells which we have purpose-built on land which we own, and existing buildings which we have acquired or leased with the intention of converting or redeveloping into data centers, but which are not actively under construction. The developable net floor area estimates are subject to a number of contingencies and uncertainties.

Self-Developed Data Centers in Service: The following table sets forth additional details concerning our portfolio of self-developed data centers in service as of December 31, 2019:

			Date ready for
			service
Market	Data center		(HHYY)	Type	Tenure	Area in service(4)	Area committed(4)	Commitment rate(1) (4)	Area utilized	Utilization rate(2)
Greater Shanghai	KS1		2H10	Purpose-Built	Owned	6,546	6,420	98%	6,143	94%
	SH1		2H11	Purpose-Built	Leased	6,432	6,231	97%	6,089	95%
	SH2		2H15	Purpose-Built	Leased	7,712	7,667	99%	7,380	96%
	SH3		2H16	Purpose-Built	Leased	7,950	7,949	100%	7,565	95%
	SH4		2H17	Purpose-Built	Leased	8,415	8,322	99%	7,862	93%
	SH5		1H18	Converted	Leased	2,062	2,062	100%	1,061	51%
	SH6		2H18	Purpose-Built	Leased	8,004	5,982	75%	1,969	25%
	SH7		2H19	Purpose-Built	Leased	6,352	2,118	33%	298	5%
	SH8		2H18	Converted	Leased	4,924	4,491	91%	4,085	83%
	SH9		1H19	Converted	Leased	3,330	3,330	100%	2,860	86%
	SH10		1H19	Converted	Leased	3,745	3,745	100%	0	0%
	SH11		1H18	Converted	Leased	4,214	4,214	100%	3,158	75%
Greater Beijing	BJ1		2H15	Converted	Leased	2,435	2,286	94%	2,246	92%
	BJ2		2H17	Converted	Leased	5,819	5,802	100%	5,435	93%
	BJ3		2H17	Converted	Leased	3,144	3,144	100%	2,943	94%
	BJ4		1H19	Converted	Leased	4,695	4,040	86%	1,014	22%
	BJ5		1H19	Converted	Leased	13,366	12,979	97%	9,631	72%
	BJ6		2H19	Converted	Leased	5,965	5,786	97%	0	0%
	BJ9		2H19	Converted	Leased	8,029	8,029	100%	7,819	97%
	LF1		2H19	Converted	Leased	4,949	4,949	100%	0	0%
Greater Bay Area-Mainland	SZ1		2H14	Converted	Leased	4,286	4,220	98%	4,216	98%
	SZ2		1H16	Converted	Leased	4,308	4,308	100%	4,302	100%
	SZ3		2H16	Converted	Leased	2,678	2,532	95%	2,432	91%
	SZ4 (Phase 1)	(3)	2H17	Converted	Leased	4,677	4,528	97%	2,157	46%
	SZ5		2H19	Converted	Leased	20,583	20,583	100%	19,485	95%
	SZ6		2H19	Converted	Leased	2,133	0	0%	0	0%
	GZ1		1H16	Converted	Leased	6,548	6,529	100%	6,523	100%
	GZ2		2H17	Converted	Leased	6,131	6,131	100%	6,081	99%
	GZ3 (Phase 1)	(3)	1H18	Purpose-Built	Leased	7,648	7,648	100%	7,435	97%
	GZ3 (Phase 2)	(3)	2H19	Purpose-Built	Leased	3,423	3,423	100%	341	10%
	GZ6		2H19	Converted	Leased	6,608	1,016	15%	0	0%
Chengdu	CD1		1H17	Purpose-Built	Owned	6,262	5,930	95%	4,274	68%
	CD2 (Phase 1)	(3)	2H18	Purpose-Built	Owned	8,250	8,250	100%	978	12%
Hebei Province-ZB	ZB1		1H18	Build-To-Suit	Leased	5,132	5,132	100%	4,722	92%
	ZB2		2H18	Build-To-Suit	Leased	4,662	4,662	100%	4,340	93%
	ZB3		2H18	Build-To-Suit	Leased	4,662	4,662	100%	4,230	91%
(1)	The ratio of area committed to area in service.
(2)	The ratio of area utilized to area in service.

(3)	We are developing our SZ4, GZ3 and CD2 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the SZ4, GZ3 and CD2 project.
(4)	Excludes approximately 3,900 sqm net floor area relating to a joint venture data center in service, 100% of which was committed as of December 31, 2019.

As of December 31, 2019, 9.7% of our self-developed area in service was in data center buildings which we own and 90.3% was in data center buildings which we lease. Our self-developed area in service had an average power density of approximately 2.0 kW/m2.

Self-Developed Data Centers Under Construction. The following data table presents certain information relating to our self-developed data centers under construction as of December 31, 2019:

		Estimated date
		ready for service			Area under	Area pre-	Pre-commitment
Market	Data center	(HHYY)	Type	Tenure	construction(2)	committed(2)	rate (1) (2)
Greater Shanghai	KS2	1H20	Purpose-Built	Owned	6,120	6,120	100%
	KS3	2H20	Purpose-Built	Owned	5,290	5,290	100%
	SH12	2H20	Purpose-Built	Leased	3,653	3,653	100%
	SH13	2H20	Converted	Leased	6,493	0	0%
	SH15	2H20	Converted	Leased	1,518	1,518	100%
Greater Beijing	BJ7	2H20	Converted	Leased	11,116	3,857	35%
	BJ8	2H20	Converted	Leased	10,911	10,911	100%
	LF2	2H20	Converted	Leased	4,859	0	0%
	LF3	2H20	Purpose-Built	Owned	11,664	11,664	100%
	LF6	1H20	Converted	Leased	3,642	3,642	100%
	LF7	1H20	Converted	Leased	5,507	5,507	100%
Greater Bay Area-Mainland	GZ4	1H20	Converted	Leased	7,000	0	0%
Greater Bay Area-Hong Kong Region	HK1	2H22	Purpose-Built	Owned	7,061	0	0%
Hebei Province-ZB	ZB4	1H20	Build-To-Suit	Leased	5,000	5,000	100%
(1)	The ratio of area pre-committed divided by the area under construction.
(2)	Excludes approximately 7,800 sqm net floor area relating to joint venture build-to-suit data centers under construction, 100% of which was pre-committed as of December 31, 2019.

As of December 31, 2019, 33.5% of our self-developed area under construction was in data center buildings which we own and 66.5% was in data center buildings which we lease. Our self-developed area under construction had an average power density of approximately 2.5 kW/m2.

Self-Developed Data Center Capacity Held for Future Development. We have also secured data center capacity that we classify as held for future development. We have acquired land and entered into binding framework agreements with local governments for further land acquisitions, and we have acquired and leased buildings which could potentially be developed into data centers with an estimated aggregate developable net floor area of approximately 244,794 sqm in Tier 1 markets.

Self-developed data center capacity held for future development in Tier 1 markets include: (i) SH14, an existing building in Shanghai, which we have acquired; (ii) Changshu Land Phase 1, a site in Changshu for which we have acquired the land; (iii) Changshu Land Remaining Phases, for which we have signed a binding framework agreement with local government, under which the government commits to initiate the sales process for acquiring the land use right and provide assistance to us in obtaining necessary government approvals and resources for the construction and operation of the project and to allocate power capacity, and we commit to invest in developing the land for data center use and to generate taxable income. The land is reserved subject to the completion of land expropriation and relocation, satisfaction of other grant conditions and subsequently entering into a land use right grant contract through relevant tender, auction or listing-for-sale procedures; (iv) LF4 and LF5, two data centers we intend to develop on the second phase of Langfang Land Site 1, for which we have acquired the land use right; (v) Langfang Land Site 1 Phase 3, for which we have signed a binding framework agreement with local government, under which the government commits to initiate the tender, auction or listing-for-sale process for the acquisition of the land use right and provide assistance to us in obtaining necessary government approvals and resources (including water supply, power supply, heating supply, among others) for the construction and operation of the project, and we commit to invest in developing the land for data center use and to generate taxable income. The major commitments of the government and us are subject to the completion of land expropriation and relocation, satisfaction of other grant conditions and subsequently entering into a land use right grant contract through relevant tender, auction or listing-for-sale procedures; (vi) Langfang Land Site 2, adjacent to our Langfang Land Site 1, for which we have acquired land use rights; (vii) SZ4 (Phase 2), an existing building in Shenzhen which we have leased and which we are developing in two phases; (viii) a site in Guangzhou for which we have acquired land use rights; (ix) GZ3 (Phase 3), extension of an existing building in Guangzhou which we have leased and are developing in three phases; (x) HZ1, an existing building in Huizhou, Guangdong Province, China, which we have leased; (xi) HK2, a brownfield site in Hong Kong nearby HK1, which we have acquired and intend to redevelop; (xii) CD2 (Phase 2), extension of an existing building shell in Chengdu which we own and are developing in two phases; and (xiii) CD3, a site in Chengdu adjacent to CD1 and CD2 for which we have secured land use rights.

The following table presents certain information relating to our self-developed data centers held for future development in Tier 1 markets as of December 31, 2019:

			Area Held For
			Future
Market	Data center	Tenure	Development
Greater Shanghai	(i) SH14	Owned	11,040
	(ii) Changshu Land Phase 1	Owned	32,851
	(iii) Changshu Land Remaining Phases	Owned	32,851
Greater Beijing	(iv) LF4 and LF5	Owned	29,664
	(v) Langfang Land Site 1 Phase 3	Owned	30,000
	(vi) Langfang Land Site 2	Owned	24,000
Greater Bay Area-Mainland	(vii) SZ4 (Phase 2) (1)	Leased	5,268
	(viii) Guangzhou Land	Owned	34,200
	(ix) GZ3 (Phase 3) (1)	Leased	3,441
	(x) HZ1	Leased	12,533
Greater Bay Area-Hong Kong Region	(xi) HK2	Owned	7,440
Chengdu	(xii) CD2 (Phase 2) (1)	Owned	11,286
	(xiii) CD3	Owned	10,220
(1)	We are developing our SZ4, GZ3 and CD2 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the SZ4, GZ3 and CD2 project.

As of December 31, 2019, 91.3% of our Tier-1 market self-developed area held for future development was related to property which we own or expect to own pursuant to binding framework agreements and 8.7% was related to property which we lease.

The following table presents certain information relating to our self-developed data centers that have a further aggregate developable net floor area of approximately 106,156 sqm area held for future development in Tier 1 markets subsequent to December 31, 2019:

			Area Held For
			Future
Market	Data center	Tenure	Development
Greater Shanghai	SH16 and SH17	Owned	22,656
	Shanghai Pujiang Site Remaining Phases	Owned	50,500
Chongqing	Chongqing Land	Owned	33,000

Between August 2019 and March 2020, we have entered into several framework agreements or equivalent legal documents with relevant local governments and development agencies with a view to potentially acquiring the land use rights for certain parcels of land for the development of data centers in (i) Wulanchabu, located approximately 300 kilometers from Beijing, and (ii) Nantong, located approximately 100 kilometers from Shanghai. The acquisition of such land use rights is subject to execution of definitive agreements. We expect that the consummation of these acquisitions would provide us with additional developable net floor area of approximately 34,000 sqm in lower-tier locations. The developable net floor area estimates are subject to a number of contingencies and uncertainties.

Third-Party Data Centers

In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. For this kind of facility, we typically enter into leases for fixed terms of three to ten years. As of December 31, 2019, we operated capacity at approximately 20 third-party data centers with an aggregate net floor area of 9,884 sqm in service.

The third-party data centers where we lease capacity on a wholesale basis were not purpose-built or converted according to our design and technical specification. However, on a selective basis, we may carry out improvement work at third-party data centers in order to attain the performance levels required to serve our customers. In particular, one of our third-party data centers is a facility in which we leased increasing amounts of space over time, so that we now lease the entire data center. As we accumulated leased data center capacity in the data center over time, and we never conducted any comprehensive conversion or repurposing of the facility, we continue to categorize that data center as a third-party data center.

Joint Venture Data Centers

In August 2019, we entered into a strategic cooperation framework agreement with GIC to develop and operate ten hyperscale build-to-suit data centers at lower-tier locations in China for a leading internet and cloud service provider, which is a strategic customer of us. In parallel with the strategic cooperation framework agreement, we also signed a memorandum of understanding with the same strategic customer to develop seven build-to-suit data centers at several of its campuses serving different regions of China, including Nantong, Jiangsu Province, Heyuan, Guangdong Province and Wulanchabu, Inner Mongolia Autonomous Region. According to the strategic cooperation framework agreement, we will set up individual project companies to undertake the development of each data center and own 100% during the construction phase. Upon completion of each data center, we will sell a 90% equity interest in the project company to GIC and accordingly the project company will become a joint venture. We will continue to hold the remaining 10% equity interest of the project company and provide management and operating services to the joint venture, and GIC will pay us management fees for our provision of management services. As of December 31, 2019, we had approximately 3,900 sqm net floor area relating to one joint venture data center in service, 100% of which was committed, and approximately 7,800 sqm net floor area relating to two joint venture data centers under construction, 100% of which was pre-committed. We still held 100% of the equity interests in the project companies holding such joint venture data centers as of December 31, 2019, as certain equity transfer conditions had not been met.

Lease Agreements Relating to Our Data Centers

We enter into leases in connection with our self-developed data centers. In addition, certain third-party data centers in which we lease capacity on a wholesale basis are subject to property lease agreements. Under relevant PRC laws and regulations, lease agreements are required to be registered or filed with the relevant housing authorities. Among the data centers that we lease, including those under construction, the majority of the lease agreements have not been filed with relevant authorities in accordance with the applicable PRC laws and regulations. The failure to register or file the lease will not affect the legal validity of the lease agreements but may subject us to fines. In order to address the situations where the relevant leases have not been registered by the lessors, we have communicated with the relevant lessors with regard to completing the registration of the relevant lease agreements to the extent practicable. However, there is no guarantee that the lessors will respond to our requests or take remedial action with regard to the lack of registration and filing, and we, or the third-party lessors, may be liable if timely rectifications are not made. A portion of any such losses will be recoverable from the lessors according to the terms of certain of the lease agreements. See “Item 3. Key Information— D. Risk Factors—Risk Factors Relating to Our Business and Industry—Our failure to comply with regulations applicable to our leased data centers may materially and adversely affect our ability to use such data centers.”

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

Our network management services help our customers to design and maintain their private network systems. Our data storage services provide storage architecture design and customization for specific requirements. Our system security services include identity and access control, firewall management, intrusion protection and vulnerability protection services. Our operating system services provide pro-active administration, management, monitoring and reporting across a wide range of operating systems. Our database services provide database customization and performance tuning operation, administration and monitoring services across a range of database platforms. Our server middleware services provide customization and performance tuning services across a range of platforms. We also offer consulting services for customers who request additional know-how and guidance relating to disaster recovery and other aspects of our managed hosting services. Our managed hosting services are provided on a continuous basis over the term of the agreement.

Managed Cloud Services. The adoption of cloud computing continues to rise and has become a key element of IT strategy for enterprises globally. We believe that our data centers are well-suited for the hosting of cloud platforms. As a result, we have succeeded in attracting most of the largest cloud service providers in China to colocate their public cloud platforms in our data centers.

The presence of major public cloud platforms in our data centers enables us to offer our enterprise customers direct private connection to high capacity cloud resources of their choosing across our network infrastructure with a number of operational benefits, such as high reliability, high flexibility, and high efficiency. We also assist our enterprise customers to access cloud resources by providing and reselling public cloud services offered by major cloud service providers, including certain of our major customers. This has the added benefit of assisting our cloud service provider customers with their route to market.

Large enterprises are increasingly deploying a combination of multiple private, hosted, or public cloud services, a configuration known as hybrid cloud. While this configuration can provide enterprises with greater flexibility, scalability, security and cost efficiency, it also presents new challenges in integrating and operating multiple systems. Leveraging our long track record as a provider of IT managed services, we are developing an innovative service platform to assist our enterprise customers to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers. In addition, we offer consulting services for customers who request additional know-how and assistance concerning the implementation of cloud-based solutions, such as migration from physical to cloud-based hosting. As part of the offering, we also provide our customers with cloud resources.

Data Center Sourcing and Development

We believe that the size, location, and quality of our facilities are key to maintaining our competitiveness. We apply the same rigor to the process of sourcing, design and construction as we do to our operations. We have a substantial in-house team dedicated to sourcing, feasibility analysis, technical design, costing and project management. The process is comprised of the following steps:

●	Planning and Sourcing. Our strong customer and industry relationships, combined with our data center presence in key markets in each region and direct sales force, afford us insight into the size, timing, and location of future demand. We incorporate this insight into a multi-year resource plan for each of the key markets. Our in-house team begins sourcing potential sites up to three or more years in advance of planned delivery. We seek to secure sites both in close proximity to central business districts or to areas where there is a concentration of enterprise operations centers so as to satisfy the location preferences of our target customer segments. We consider both greenfield sites when available, and also existing industrial buildings suitable for conversion. We require security of tenure for a minimum of ten years. Our team works closely with local government authorities to obtain necessary permits and approvals, with electric utilities to obtain sufficient power infrastructure and supply, and with telecommunications carriers to ensure multi-carrier connectivity to our data centers. We generally seek to secure sites that can support a net floor area of at least 5,000 sqm per data center building and sufficient power capacity to fulfill the requirements of the customer segments which we expect to serve in the facility.
●	Design and Construction. We undertake the technical design, specification and costing in-house as we believe that these are important to ensuring the data center meets our strategic requirements. This also enables us to achieve a high level of design standardization. We continuously study new engineering and technologies to maintain an advanced design. Our in-house team also takes responsibility for construction project management, which includes scheduling, vendor selection, procurement, budget control and cost analysis, and quality supervision and assurance. We believe that these elements are important to ensuring the project is completed on time, within budget and to the required quality standard.
●	Commissioning and Fit Out. After the shell and core of a building are completed, we work with our contractors and suppliers to make the data center ready for service, or RFS. This involves: (i) obtaining necessary operating permits and approvals; (ii) equipping and fitting out the critical facilities area for utilization by customers; and, (iii) pre-operational testing, also referred to as commissioning, to ensure that the facility is fully functioning and capable of providing the required service levels. We have a team dedicated to testing and commissioning before operations commence.

Operations

We have separate teams for data center operations and service delivery. Our data center operations team is responsible for directing, coordinating and monitoring the daily operation of our data center facilities. Our service delivery team is responsible for delivery of the services which we provide to customers on a 24/7 basis. Our teams are deployed in regional operations centers, as well as on site, in order to provide two layers of management and support. We outsource part of the above operations and service delivery, primarily on-site security, cleaning and greening service, part of the 24/7 on duty operations and IT and customer service delivery to reputable third-party service providers.

We undertake in-house all technical functions which impact data center performance, including floor planning, equipment lifecycle management, optimizing data center efficiency, surveillance of the critical facilities environment and network performance, incident response management and rectification. We also undertake in-house substantially all activities which have a direct bearing on customers, including support for set up of customer IT equipment, remote hands services, outsourced IT operations, incident and compliance reporting, and response to customer requests.

We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We have also developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for almost ten years, and received certification for ISO 22301 in September 2016. By the end of 2019, we had 12 data centers awarded with “Management and Operations (“M&O”) Approved Site” awards by the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business-critical infrastructure. In 2019, we signed a three-year framework contract with the Uptime Institute to support continuous verification of operation and maintenance capabilities of our data centers. At the same time, in order to verify the unified regional operation and management capability based on our Data Center Operation Management Platform, the Uptime Institute also awarded the regional “M&O Approved Site” to GDS. By the end of 2019, the four GDS regions covering China have each been awarded the Uptime region-level “M&O Approved Site.” We will continue to apply for this award in 2020. We believe that our standard of data center operations, which reflects our history and culture as an IT service provider, set us apart from many data center service providers in China.

Our Customers

We consider our customers to be the end users of our data center services. We may enter into agreements directly with our end user customers or through intermediate contracting parties. We have long-standing relationships with all the major PRC telecommunications carriers who are both partners providing network services to our customers as well as intermediate contracting parties for the sale of colocation services to our customers. Because we negotiate with, maintain and support each of the end users of our services, even where the actual data center agreement is made with the telecommunications carrier, we consider the end user to be our end customer. The end user customer generally has separate decision-making authority and a services procurement budget that is distinct from that of the telecommunications carriers with whom we contract.

We currently serve 624 customers, including hyperscale cloud service providers and large internet companies, a diverse community of PRC and foreign financial institutions as well as telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. We host the largest PRC and global public cloud platforms operating in China, some of which are present in multiple GDS data centers.

Our cloud service provider, large internet and financial institution end user customers accounted for 72.6%, 14.3% and 6.9% of our total area committed (excluding joint venture data centers) as of December 31, 2019, respectively. Our three largest end user customers accounted for 30.6%, 21.1% and 10.4%, respectively, of our total area committed (excluding joint venture data centers) as of December 31, 2019. No other end user customer accounted for 10% or more of our total area committed as of that date.

The following table presents the total area committed (excluding joint venture data centers) of our top five end user customers, all of which are cloud service providers or large internet companies, as of December 31, 2019:

	Total area	Total area
	committed	committed
End User Customer	(sqm) (1)(2)	(%)(2)
Customer 1	81,113	30.6%
Customer 2	55,767	21.1%
Customer 3	27,575	10.4%
Customer 4	19,186	7.2%
Customer 5	8,219	3.1%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent, or have received other confirmations from, certain customers.
(2)	Excludes joint venture data centers.

We endeavor to establish strategic relationships with key customers, particularly hyperscale cloud service providers and large internet companies who have large data center capacity requirements and who can help enhance the value of our data center ecosystem.

Agreement Terms and Pricing

Agreements with our cloud service provider and large internet customers typically have an unbundled pricing structure, whereas agreements with our financial institution and large enterprise customers typically have a bundled pricing structure.

In the case of agreements with unbundled pricing, we bill our customers for services based on a fixed charge for the amount of net floor area and/or power capacity which is committed to them for their use in the customer agreements. During the period when customers are moving into our data centers, we bill our customers based on the higher of the net floor area and/or power capacity which they are actually using and the minimum utilization commitments in the customer agreements. From the end of the move in period, which is typically after 12 to 24 months, until the end of the agreement, we bill our customers based on the full net floor area and/or power capacity committed to them in the customer agreements. In addition to commitment-based charges, we also bill our customers for services based on the actual amount of power which they consume that varies from billing period to period. In the case of agreements with bundled pricing, we bill our customers for services based on a fixed charge, often expressed as a price per rack or cabinet, for the amount of net floor area and power capacity which is committed to them and billable according to the terms of the customer agreements, without any additional charge for power consumed. Pricing is generally flat over the contract term, except for the price for power consumed which may be subject to adjustments when input power tariffs change.

A substantial majority of our customer agreements are multi-year agreements. Agreements for our cloud service provider and large internet customers typically have terms of three to ten years, while agreements with our financial institution and enterprise customers are for between one to five years. Our typical service agreement provides a notice period of one to six months for early termination, and in certain cases, we are entitled to a substantial amount of early termination damages equivalent to up to 12 months’ service fee, in addition to payment for our services already provided before such early termination.

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

Many of our customer agreements are won through a competitive bidding process. For new customers, the bidding process begins with evaluation of the potential customer’s requirements. We formulate a service proposal based on these requirements. Our team representing multiple departments prepares a proposal to meet the required service scope and level. We negotiate the agreement and service details.

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

Technology and Intellectual Property

We rely on a combination of copyright, trademark, trade secrets and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property, such as our proprietary storage and management system, for which we have registered a copyright. We also promote protection through contractual prohibitions, such as requiring our employees to enter into confidentiality and non-compete agreements which are applicable to selected employees. We derive most our revenues in China and use , our figure trademark, in a majority of our services. We have registered the figure trademark in China in several categories that cover our service areas and we plan to register the figure trademark in China in certain additional categories. We have also registered the pure text of “GDS” as a trademark in several categories that cover our services areas, however, a third party has also registered the pure text of “GDS” as a trademark in certain IT-related services. It is our belief, based on our industrial experience, that our business is different from the services for which the third party registered its trademark. Nevertheless, since the services for which the third party’s trademark is registered are also IT-related and could be deemed as similar to ours to some extent, we cannot assure you that a government authority or court will hold the same view with us that such similarity will not cause confusion in the market. In such a case, if we are to use the pure text of GDS as our trademark, we may be required to explore the possibility of acquiring this trademark, or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional cost. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be subject to third-party claims of intellectual property infringement.”

Environmental and Operational Sustainability Initiatives

As a leading developer and operator of high-performance data centers in China, we are dedicated to delivering cutting-edge, comprehensive data center solutions that offer high power efficiency, guaranteed uptime, a key market footprint, carrier neutrality, and rigorous operating standards. We are equally committed to delivering these solutions in a responsible, transparent manner that drives sustainability and enhances value creation for all our stakeholders.

Environmental sustainability. Managing our data centers’ energy consumption and corresponding environmental impact is of great importance to us. We use energy conservation technology in our data centers, including recycling excess heat from the heating and ventilation system, and supply to our office area in the data centers or nearby offices. We also use high-efficiency transformers, modular high-efficiency uninterruptible power supplies, and high voltage direct current to reduce energy transmission and distribution loss. Moreover, we developed a customized energy efficiency assessment tool to more precisely manage our data centers’ PUE. In 2019, our self-developed data centers achieved an average PUE of 1.25-1.4 times, compared to a global average for data centers of 1.67 times in 2019.1

We are also making progress in reducing our greenhouse gas emissions by utilizing renewable energy whenever it is available at the location of our data centers. We use hydroelectric energy for our two self-developed data centers in Chengdu and wind power for our four build-to-suit data centers at Zhangbei, Hebei Province. Several of the joint venture data centers in our development program will also use renewable energy.

As of December 31, 2019, seven of our self-developed data centers have been recognized and awarded sustainability related certifications by leading domestic and global organizations. Among the seven data centers, three have earned LEED certifications with two having been conferred with a gold award, two have been recognized as National Green Data Center by the MIIT and six have been honored as Green Data Center by Open Data Center Committee (ODCC) including one 5A Level data center, which is regarded as the highest standard of green data center in China. In addition, twelve of our facilities have obtained the Uptime Institute’s Management & Operation Stamp of Approval, which is widely recognized as the global standard of excellence for data center reliability, sustainability and efficiency.

Information security. GDS is dedicated to offering our customers first class disaster recovery solutions and efficient high-availability hosting, network, and cloud services. We have established an information security management task force to be responsible for identifying, evaluating, and mitigating potential information security risks related to our business operations. We have formulated GDS cyber security management policy and information security management guidelines to provide a framework for the protection of information security and all valuable information, data and intellectual property within GDS.

1 Uptime Institute: 2019 Annual Data Center Survey Results

Anti-corruption. We have a zero-tolerance policy for corruption. We operate our business in China and Hong Kong and are thus subject to PRC and Hong Kong laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws.

We have compliance policies in place that clearly define the company’s compliance requirements, including business ethics, vendor access and the acceptance and provision of travel and entertainment and gifts. We have also established an ethics committee under the oversight of the audit committee to supervise matters related to FCPA compliance. Our whistle blowing policy and the related reporting mechanism provide a confidential and protected channel for reporting suspected compliance violations. Regardless of position or location, we require all GDS employees to comply with our anti-corruption compliance policies and attend related trainings to embrace the highest standard on integrity.

We constantly make improvements to our procurement policies and processes from the compliance perspective, and have implemented measures including conducting supplier due diligence, requiring our suppliers to enter into non-disclosure agreements and make commitments to act with integrity.

Employment and talent development. GDS is committed to providing all of its employees with equal employment opportunities and a workplace culture of honesty, integrity, and mutual respect. We regularly update our employee handbook to address our talent recruitment principles and strongly oppose discrimination or harassment based on characteristics including race, religion, gender, age, and nationality. As of December 31, 2019, GDS had 1,087 full-time employees, of which, 20% were female. Female employees comprise 25% of our mid to senior level management staff and 18% of our board of directors are women.

We aim to provide our employees with a fair and transparent career development platform, with training opportunities available to all employees. We adopt “growth mindset” and use 3E (Experience, Exposure and Education) as our main development methodology to provide a wide range of orientation for new hires, on-job training, internal and external knowledge sharing, formal professional training, job related certification and others.

Competition

We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer.

We face competition from the state-owned telecommunications carriers, namely China Telecom, China Unicom and China Mobile. One of the main purposes for which these carriers develop data centers is in order to facilitate the sale of related telecommunications network services. In locations outside of the key economic hubs, these three carriers may sometimes be the only available provider of data center services. We distinguish ourselves from these carriers because we are carrier-neutral, enabling our customers to connect within our facilities with all three carriers based on their cost and/or network and application requirements. We compete on the basis of our data center quality, operating track record and differentiated managed service capabilities. Although we compete with carriers for colocation customers, our customers also rely on the connectivity that carriers provide. We believe that we also have a mutually beneficial relationship with these carriers since our data center services often help carriers attract more customers for their telecommunications services.

We also compete with other carrier-neutral data center service providers, including:

●	Domestic carrier-neutral data center service providers. We compete with domestic carrier-neutral data center service providers with a presence in some of our markets, such as Sinnet, Dr. Peng, Baosight, AtHub, 21Vianet, Tenglong and ChinData. We believe that we are well positioned in terms of our operational track record and our ability to: deliver high-performance data center services in all key markets; maintain consistently high facility and service quality; continue capacity expansion in all key markets to accommodate growing demand; and provide differentiated managed service offerings with a unique value proposition.

●	International carrier-neutral data center service providers. We compete to a lesser extent with foreign carrier-neutral data center service providers such as Equinix, KDDI and NTT Global Data Centers, each of which has a presence in Shanghai and/or Beijing and primarily serve their international customers. We believe that we distinguish ourselves by our larger capacity and more extensive market presence across the key economics hubs in China, deep operating knowledge and long track record in the China market, and long-term relationships with the telecommunications carriers.

Employees and Training

We had 740, 893 and approximately 1,100 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees by function as of December 31, 2019:

	Number of
	Employees	% of Total
Colocation services	605	55.0%
Managed services	97	8.8%
Sales and marketing	81	7.4%
Management, finance and administration	317	28.8%
Total	1,100	100.0%

To maintain the highest level of service, employee training and certification is essential to ensure that our employees meet and exceed industry requirements. Many of our engineering employees have received training and certifications from globally-recognized IT service organizations, such as IBM AS/400 certifications, CCIE Safety Certified qualifications, Vmware VCP and CISP Certificates.

We pay most of our employees a base salary and performance-based bonuses and provide welfare and other benefits required by law. In addition, we provide some of our employees with share-based compensation to align their interests more closely with our shareholders. We believe that our compensation and benefits packages are competitive within our industry. We have not had any labor disputes that materially interfered with our operations and we believe that our employee relations are good.

We also outsource certain operations, primarily on-site security, cleaning and greening service, part of the 24/7 on duty operations and IT and customer service delivery to reputable third-party service providers.

Facilities

Our headquarters are located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China. We have additional offices in Beijing, Suzhou, Shenzhen, Guangzhou, Hong Kong and Chengdu.

Our offices are located on leased premises totaling approximately 8,700 sqm across China. We lease our office premises from third parties.

Insurance

We have in place insurance coverage up to a level which we consider to be reasonable and which covers the type of risks usually insured by companies on the same or similar types of business as ours in China. Our insurance broadly falls under the following eight categories: construction and installation, work interruption expense due to public health event, business interruption for lost profits, property and casualty, public liability, directors and officers liability, employer liability and commercial employee insurance.

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

On August 2, 2018, a securities class action lawsuit was filed against GDS Holdings Limited, our Chief Executive Officer Mr. William Wei Huang, and our Chief Financial Officer Mr. Daniel Newman (collectively, “Defendants”) by Hamza Ramzan, a GDS shareholder in the United States District Court for the Eastern District of Texas. The complaint purports to assert claims on behalf of a class comprising purchasers of GDS’s ADS shares during the proposed class period from March 29, 2018 to July 31, 2018. On October 26, 2018 the Court appointed GDS shareholder Yuanli He as the lead plaintiff in the lawsuit, and on December 24, 2018 plaintiffs filed a consolidated amended complaint. The amended complaint alleged, among other things, that GDS made material misstatements and omissions in its 2017 Form 20-F Annual Report with respect to the commitment rate and utilization rate at GDS’s GZ1 data center, and inflated the purchase prices for its acquisitions of the GZ2, GZ3, and SZ5 data centers. The complaint alleged violations of Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC, against all Defendants and also alleged control person claims under Section 20(a) of the Exchange Act against our Chief Executive Officer Mr. William Wei Huang and our Chief Financial Officer Mr. Daniel Newman. The complaint sought, among other relief, class certification of the lawsuit, unspecified damages, prejudgment and postjudgment interest, costs and expenses. On February 22, 2019, Defendants filed a motion to dismiss the amended complaint in the United States District Court for the Eastern District of Texas and, alternatively, to transfer venue to the United States District Court for the Southern District of New York. On September 30, 2019, the court granted Defendants’ motion to transfer the case to the United States District Court for the Southern District of New York. Defendants then moved to dismiss the action in the United States District Court for the Southern District of New York on December 6, 2019. On April 7, 2020, the court granted Defendants’ motion and dismissed the action in its entirety against all Defendants. The dismissal of the action is not yet final, as Plaintiffs’ time to appeal or seek other relief from the judgment has not yet expired. We believe that Plaintiffs’ claims lack merit and we intend to continue to vigorously defend ourselves in this litigation. Other than as described above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, could have a material adverse effect on our business, financial condition or results of operation.

Regulatory Matters

The following is a summary of the material laws and regulations or requirements that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Our internet data center businesses are classified as value-added telecommunication businesses by the PRC government. Current PRC laws, rules and regulations restrict foreign ownership in value-added telecommunication services. As a result, we operate our internet data center businesses through our consolidated VIEs, each of which is ultimately owned by PRC citizens and certain of which hold the licenses associated with these businesses. As the development of the internet and telecommunications industry in China is still evolving, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and future Chinese laws and regulations applicable to the data center services industry. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Doing Business in the People’s Republic of China.”

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the National Development and Reform Commission, or the NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations. Industries such as value-added telecommunication services, including internet data center services, are restricted to foreign investment.

On June 30, 2019, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which took effective from July 30, 2019. The Negative List expands the scope of industries in which foreign investment is permitted by reducing the number of industries that fall within the Negative List. Foreign investment in value-added telecommunications services (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List.

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

On July 13, 2006, the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MIIT Circular, according to which, a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. The MIIT Circular further requires that: (i) PRC domestic telecommunications business enterprises must not, through any form, lease, transfer or sell a telecommunications businesses operation license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications business enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications business enterprise must have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license; and (iv) all VATS providers are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MIIT Circular and cure such noncompliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its value-added telecommunications business operation license.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our consolidated VIEs.

Regulations Related to Value-Added Telecommunications Business

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish basic telecommunications services from VATS.

The Telecom Catalogue, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. The Telecom Catalogue amended on December 28, 2015 (which took effect from March 1, 2016 and was amended on June 6, 2019), or the 2015 Telecom Catalogue, categorizes internet data centers, online data and transaction processing, on-demand voice and image communications, domestic internet virtual private networks, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, internet access and online information and data search, among others, as VATS. The “internet data center” business is defined under the 2015 Telecom Catalogue as a business that (i) uses relevant infrastructure facilities in order to render outsourcing services for housing, maintenance, system configuration and management services for clients’ internet or other network related equipment such as servers, (ii) provides the leasing of equipment, such as database systems or servers, and the storage space housing the equipment and (iii) provides lease agency services of connectivity lines and bandwidth of infrastructure facilities and other application services. Also, internet resources collaboration services business is incorporated into the definition of internet data center business under the 2015 Telecom Catalogue, and defined as “the data storage, internet application development environment, internet application deployment and running management and other services provided for users through internet or other networks in the manners of access at any time and on demand, expansion at any time and coordination and sharing, by using the equipment and resources built on database centers”. Under the 2015 Telecom Catalogue, “fixed network domestic data transmission services” is categorized as a basic telecommunications business and is defined as “a domestic end-to-end data transfer business by wired mode under fixed-net, except for the internet data transfer business”, and the “domestic internet virtual private networks service” is categorized as a value-added telecommunications business and is defined as “a customization business of internet closed user group network for domestic users by self-owned or leased internet network resources of the operators and adopting TCP/IP agreement.”

On March 1, 2009, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating License, or the original Telecom License Measures, which took effect on April 10, 2009. The original Telecom License Measures set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses. With respect to licenses for value-added telecommunications businesses, the original Telecom License Measures distinguish between licenses for business conducted in a single province, which are issued by the provincial-level counterparts of the MIIT and licenses for cross-regional businesses, which are issued by the MIIT. The licenses for foreign invested telecommunications business operators need to be applied with MIIT. An approved telecommunications services operator must conduct its business in accordance with the specifications stated on its telecommunications business operating license. Pursuant to the original Telecom License Measures, cross-regional VATS licenses shall be approved and issued by the MIIT with five-year terms. On July 3, 2017, the MIIT issued the Telecom License Measures, which took effect on September 1, 2017 and replaced the original Telecom License Measures. The changes mainly include among others, (i) the establishment of a telecommunications business integrated management online platform; (ii) provisions allowing the holder of a telecommunications business license (including the IDC license) to authorize a company, of which such license holder holds at least 51% of the equity interests indirectly, to engage in the relevant telecommunications business; and (iii) the cancellation of the requirement of an annual inspection of telecommunications business licenses, instead requiring license holders to complete an annual report.

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

To comply with the above restrictions and requirements, among others, GDS Beijing has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across nine cities in China: Beijing, Chengdu, Shanghai, Shenzhen, Suzhou, Guangzhou, Zhangjiakou, Langfang and Tianjin, GDS Shanghai has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across five cities in China: Beijing, Chengdu, Shanghai, Shenzhen and Suzhou, and GDS Suzhou has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across eight cities in China: Beijing, Chengdu, Shanghai, Shenzhen, Suzhou, Guangzhou, Zhangjiakou, and Tianjin.

On January 17, 2017, the MIIT issued the Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market, or the 2017 MIIT Circular, according to which the MIIT determined to clear up and regulate the internet access service market nationwide from the issuance date of the 2017 MIIT Circular until March 31, 2018. The 2017 MIIT Circular provides, among others, that (i) an enterprise that holds the corresponding telecom business license, including the relevant VATS license, shall not provide, in the name of technical cooperation or other similar ways, qualifications or resources to any unlicensed enterprises for their illegal operation of the telecom business, (ii) if an enterprise with its IDC license obtained prior to the implementation of 2015 Telecom Catalogue issued on March 1, 2016, has actually carried out internet resources collaboration services, it shall make a written commitment to its original license issuing authority before March 31, 2017 to meet the relevant requirements for business licensing and obtain the corresponding telecom business license by the end of 2017, failure of which will result in such enterprise not being able to continue operating the business of internet resources collaboration services as it currently does as of January 1, 2018, and (iii) without the approval of the MIIT, enterprises are not allowed to carry out cross-border business operations by setting up on its own or leasing private network circuits (including virtual private networks, or VPNs) or other information channels.

We received approvals from the MIIT to expand the scope of GDS Beijing’s IDC license and enable GDS Suzhou’s IDC license to cover internet resources collaboration services, fixed network domestic data transmission services and domestic internet virtual private networks service which, among other things, enable us to provide connectivity services over our own network to cloud and enterprise customers colocated in all of our data centers.

Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions

On June 4, 2010, the CBIRC issued the Guidelines on the Management of Outsourcing Risks of Banking Financial Institutions, or the Guidelines, which requires that the banking financial institutions should manage risks in relation to outsourcing services, and thus, outsourcing services providers should meet the relevant standards and requirements with respect to their technical strength, service capacity, emergency response capacity, familiarity to the banking industry and etc., to pass the due diligence investigations conducted by the banking financial institutions pursuant to the Guidelines, and should also make commitments as to fulfilling reporting, cooperating, or other obligations as may be required by the banking financial institutions under the Guidelines.

On February 16, 2013, the CBIRC issued the Circular of the China Banking Regulatory Commission on Printing and Distributing the Guidelines for the Regulation of Information Technology Outsourcing Risks of Banking Financial Institutions, or Circular 5. According to Circular 5, the CBIRC is responsible for supervising banking financial institutions in their access management of information technology outsourcing service providers, organizing relevant banking financial institutions to establish service management records for such service providers, and conducting risk assessment and rating of them. For the outsourcing services providers, including those that are engaged in providing outsourcing services of system operation and maintenance, such as outsourcing of operation and maintenance of data centers, disaster recovery centers, machine room ancillary facilities, and etc., a banking financial institution shall submit a report to the CBIRC or the local CBIRC office 20 business days before entering into an outsourcing contract, and the CBIRC or the local CBIRC office may take measures, such as risk alert, interview or regulatory inquiry, for outsourcing risks of the banking financial institution. Outsourcing service providers may not subcontract material services to others. In certain circumstances, including, among others, where the outsourcing service provider (i) commits a serious violation of applicable PRC laws, regulations or regulatory policies, (ii) steals or divulges sensitive information of banking financial institutions, the circumstance of which is severe, (iii) engages in repeated occurrences of service interruption of important information systems or data destruction, loss or divulgence due to such service provider’s negligence in management, (iv) provides low quality services which causes losses to multiple banking financial institutions, and fails to make rectification after being warned repeatedly, or (v) there is an occurrence of other severe information technology risk incident as determined by the CBIRC, the CBIRC may prohibit the banking financial institutions from engaging the services of such outsourcing service provider for a period of at least two years, and such prohibition period may be extended if such outsourcing service provider has not made rectification within two years.

In addition, the CBIRC promulgated the Notice of the General Office of China Banking Regulatory Commission on Strengthening the Management of Risks Involved in the Offsite and Centralized Information Technology Outsourcing of Banking Financial Institutions on July 1, 2014, and the Circular of the General Office of the China Banking Regulatory Commission on Performing Supervision over and Evaluation on Offsite and Centralized Information Technology Outsourcing of Banking Financial Institutions on December 2, 2014. Pursuant to these regulations, in order to further administrate and supervise the offsite and centralized information technology outsourcing provided by the outsourcing services providers to the banking financial institutions, the CBIRC requires the contracts between the outsourcing services providers and the banking financial institutions specify, among other things, that outsourcing services providers should comply with the laws and regulations and other regulatory requirements for banking and accept the supervision and review as conducted by the CBIRC. Outsourcing service providers which are non-banking institutions can voluntarily apply to CBIRC to incorporate their services into the supervision and evaluation scope of CBIRC and such service providers, if they pass the inspection of CBIRC, may have priority in being selected to provide outsourcing services to banking financial institutions. However, failure to comply with these regulatory requirements and other incidents, including, among others, (i) violation of applicable PRC laws, regulations or regulatory policies, (ii) stealing or divulgence of sensitive information of banking financial institutions, (iii) repeated occurrences of service interruption of important information systems or data destruction, loss or divulgence due to the service provider’s negligence in management, (iv) low quality services which cause losses to multiple banking financial institutions, or breaches of undertakings or obligations pertinent to such application to CBIRC, and failure to make rectification after repeated warning, or (v) complaints from three or more banking financial institutions about negligence in management or low service quality, would cause such outsourcing services providers to be disqualified for incorporating their services into the supervision and evaluation scope of CBIRC, and CBIRC will not accept their applications for incorporating their outsourcing services into its supervision and evaluation scope within five years. Banking financial institutions are required to gradually terminate their cooperation with any such disqualified service providers.

Regulations Related to Land Use Rights and Construction

On June 11, 2003, the Ministry of Land and Resources, or the MLR, promulgated the Regulation on Grant of State-owned Land Use Rights by Agreement, which became effective on August 1, 2003. According to such regulation, the land use rights (excluding land use rights of properties to be used for business purposes, such as commercial, tourism, entertainment and commodity residential properties, which land use rights must be granted by way of tender, auction or listing-for-sale according to relevant laws and regulations) may be granted by way of agreement. The local land bureau and the intended user will negotiate the land fees which shall not be lower than the minimum price approved by the relevant government and enter into the grant contract. Upon signing of the contract for the grant of land use rights, the grantee is required to pay the land fees pursuant to the terms of the contract and the contract is then submitted to the relevant local land bureau for the issue of the land use right certificate.

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

According to the Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-Owned Land in the Urban Areas, which is effective from May 19, 1990, after land use rights relating to a particular area of land have been granted by the State, unless any restriction is imposed, the party to whom such land use rights are granted may transfer (for a term not exceeding the term which has been granted by the State), lease or mortgage such land use rights on the conditions provided by laws and regulations. Upon a transfer of land use rights, all rights and obligations contained in the contract pursuant to which the land use rights were originally granted by the State are assigned from the transferor to the transferee. Upon expiration of the term of grant, the grantee may apply for renewal of the term. Upon approval by the relevant local land bureau, a new contract shall be entered into to renew the grant, and a grant fee shall be paid.

According to the Land Registration Regulations promulgated by the State Land Administration Bureau, the predecessor of the MLR, on December 28, 1995 and implemented on February 1, 1996, all land use rights which are duly registered are protected by the law, and the land registration is achieved by the issue of a land use right certificate by the relevant authority to the land user.

Under the Administration Law of Urban Real Property of the People’s Republic of China, which was amended by the SCNPC on August 26, 2019, and effective from January 1, 2020, the land must be developed in line with the purposes of the land and the deadline for commencement of construction as stipulated in the grant contract. Where construction does not commence within one year of commencement of construction as stipulated in the grant contract, an idle land fee may be charged at a rate of not more than 20% of the fee for the grant of land use rights. Where construction does not commence within two years, land use rights may be forfeited without compensation, except where the commencement of construction is delayed due to force majeure, an act of the government or relevant government departments, or preliminary work necessary for the commencement of construction.

Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment

On March 8, 2017, the NDRC promulgated the Measures for the Administration of the Approval and Filing of Enterprises' Investment Projects, which became effective on April 8, 2017. Under such regulation, except those concerning national security or involving the allocation of major productive forces nationwide, strategic resource development or vital public interests, among others, investment projects shall be subject to filing administration. The projects subject to filing administration shall undergo the filing formalities under the territorial principle, except as otherwise provided by the State Council. After a project has completed the filing formalities, if the legal person of the project changes, there is any material change in the construction site, scale or content of the project, or the construction of the project is given up, the construction entity shall inform the project filing authority in a timely manner through the online platform, and modify the relevant information. Provinces in China have formulated the administrative measures for the project filing administration measures within their respective administrative regions, and specified the filing authorities and their power.

Under the Measures for the Energy Conservation Examination of Fixed-Asset Investment Projects, which was promulgated by the NDRC on November 27, 2016, and effective from January 1, 2017, for an enterprise investment project, the construction entity shall, before commencing construction, obtain the energy conservation examination opinion issued by the energy conservation examination authority. The construction entity shall not commence the construction of a project which fails to undergo energy conservation examination in accordance with the provisions of these Measures or fails to pass energy conservation examination, and if the project has been completed, it shall not be put into production and use. In the case of any major change in the construction content and energy efficiency level of a fixed-asset investment project passing energy conservation examination, the construction entity shall file an amendment application with the energy conservation examination authority. Shanghai, Beijing, Shenzhen, Guangdong, Chengdu, Hebei, Jiangsu, Inner Mongolia and other provinces and cities have formulated detailed regulations on the examination of energy conservation of fixed-asset investment within their jurisdictions, and reinforced interim and post-filing supervision.

New regulations, policies and rules have been issued with respect to the construction or development of new data centers, and rebuilding or expansion of existing data centers. For example, on January 21, 2019, the MIIT, the National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center Construction, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, reaching the PUE of newly constructed large and extra-large data centers at or below 1.4 as of the year 2022. On September 6, 2018, the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition), or the 2018 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015. The 2018 Catalogue prohibits new construction or expansion within Beijing’s municipal boundaries of data centers which are involved in providing internet data services or information processing and storage support services, except for cloud computing data centers with PUE lower than 1.4. In addition, new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services with PUE lower than 1.4 is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town. On January 2, 2019, the Shanghai CEI and the Shanghai DRC jointly issued the Guideline Opinion on Coordinated Construction of Internet Data Centers in Shanghai, pursuant to which the aggregate number of newly increased IDC racks within the period from 2019 to 2020 in Shanghai should be controlled to no more than 60,000, and the PUE of newly constructed internet data centers should be at or below 1.3 and reconstructed internet data centers be at or below 1.4. On April 11, 2019, the Shenzhen DRC published a Notice on the Relevant Matters of Energy Conservation Examination for Data Centers, pursuant to which key energy consumption entities (defined as those that consume the equivalent of more than 5,000 tons of standard coal in energy) should establish an online supervision system for energy consumption and access to Guangdong’s platform for supervising such key energy consumption entities. The Notice also specifies that the newly increased amount of annual comprehensive energy consumption of data centers should be strictly controlled and the practical replacement amount for newly increased amount of energy consumption will be supported based on the PUE of the data centers.

Regulations Related to Information Security and Confidentiality of User Information

Internet activities in China are regulated and restricted by the PRC government and are subject to penalties under the Decision Regarding the Protection of Internet Security, promulgated by the SCNPC on December 28, 2000 and amended on August 27, 2009.

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

The PRC government regulates the security and confidentiality of internet users’ information. The Administrative Measures on Internet Information Service promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, the Regulations on Technical Measures of Internet Security Protection promulgated by the Ministry of Public Security on December 13, 2005 and the Provisions on Protecting Personal Information of Telecommunication and Internet Users promulgated by the MIIT on July 16, 2013 set forth strict requirements to protect personal information of internet users and require internet information service providers to maintain adequate systems to protect the security of such information. Personal information collected must be used only in connection with the services provided by the internet information service provider. Moreover, the Rules for Regulating the Order in the Market for Internet Information Service which was promulgated by the MIIT on December 29, 2011 and came into effect on March 15, 2012 also protect internet users’ personal information by (i) prohibiting internet information service providers from unauthorized collection, disclosure or use of their users’ personal information and (ii) requiring internet information service providers to take measures to safeguard their users’ personal information.

The Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which was approved by the SCNPC, came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and strengthening network information management by taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, effectively addressing network security, preventing illegal and criminal activities, and maintaining the integrity, confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of critical information infrastructure, including that such network operators with operations in the PRC shall store personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law.

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

On December 1, 2010, Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, the landlords and tenants are required to enter into lease contracts which should generally contain specified provisions, and the lease contract should be registered with the relevant construction or property authorities at municipal or county level within 30 days after its conclusion. If the lease contract is extended or terminated or if there is any change to the registered items, the landlord and the tenant are required to effect alteration registration, extension of registration or deregistration with the relevant construction or property authorities within 30 days after the occurrence of the extension, termination or alteration.

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

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a protection term of ten years to registered trademarks.

On August 24, 2017, the MIIT replaced the Administrative Measures on China Internet Domain Names promulgated on November 5, 2004 with the Administration Measures of Internet Domain Names, which took effect on November 1, 2017. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

On March 12, 1984, the SCNPC promulgated the Patent Law, which was amended in 1992, 2000 and 2008. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system is premised upon the “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention, and for ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner in order to use the patent.

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law, or LCL, which became effective as of January 1, 2008 and was revised on December 28, 2012 (effective from July 1, 2013). The LCL requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

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

According to the Social Insurance Law promulgated by SCNPC which became effective from July 1, 2011 and was amended on December 29, 2018, the Regulation of Insurance for Work-Related Injury promulgated by the State Council on April 27, 2003 and amended on December 20, 2010, the Provisional Measures on Insurance for Maternity of Employees promulgated by the Ministry of Labor on December 14, 1994, the Regulation of Unemployment Insurance promulgated by the State Council on January 22, 1999, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns promulgated by the State Council on December 14, 1998, and the Interim Regulation on the Collection and Payment of Social Insurance Premiums promulgated by the State Council on January 22, 1999 and amended on March, 24, 2019, an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance.

Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2019, an employer is required to make contributions to a housing fund for its employees.

Regulations Related to Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council on January 29, 1996 (effective from April 1, 1996) as amended on August 5, 2008. Under this regulation, the State does not restrict the international payment and transfer for current account items, including the goods and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, capital transfer and investments in securities, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated on June 20, 1996 by the PBOC, foreign-invested enterprises in China may purchase or remit foreign currency for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transactions, banks shall check board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of their sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with any outbound investments.

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or Circular 28, which in principle, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will implement this in practice.

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

On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or Circular 13 (effective from June 1, 2015, and partially invalid according to the Circular on Repeating and Invalidaing Five Normative Documents Concerning Administration of Foreign Exchange and some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange promulgate by the SAFE on December 30, 2019), which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Share Option Rules

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006 (effective from February 1, 2007), all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies issued by SAFE on February 15, 2012, or the Share Option Rules, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

Dividend Distribution

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Company Law of the PRC last amended on October 26, 2018, the Foreign Investment Law of the PRC issued on March 15, 2019 (effective from January 1, 2020) and the Regulations on Implementing the Foreign Investment Law issued on December 26, 2019 (effective from January 1, 2020). Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Related to Taxation

Enterprise Income Tax

Prior to January 1, 2008, according to Provisional Regulations of the People’s Republic of China on Enterprises Income Tax promulgated by the State Council on December 13, 1993 and Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises promulgated by the National People’s Congress on April 9, 1991, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by PRC tax authorities were available to foreign-invested enterprises.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which was amended in December 2018, and in December 2007 the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, which was amended in April 2019, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

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

Prior to January 1, 2008, according to Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises promulgated by the National People’s Congress on April 9, 1991 dividends payable to foreign investors derived by foreign enterprises from business operations in China were exempted from PRC enterprise income tax. However, such exemption was revoked by the Enterprise Income Tax Law and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued by the SAT on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, according to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued by the SAT on February 3, 2018 and became effective on April 1, 2018, when determining an applicant’s status as a “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in other countries or regions, whether the business operated by the applicant constitutes actual business activities, and whether the country or region which is a counterparty to the tax treaty does not levy any tax, grants tax exemption on relevant income, or levies tax at an extremely low rate, will be taken into account. Such factors will be analyzed according to the actual circumstances of each specific case. This circular further provides that applicants who intend to prove his or her status as a “beneficial owner” shall submit relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Agreements issued by the SAT on October 14, 2019.

Value-Added Tax and Business Tax

Pursuant to Provisional Regulations of the People’s Republic of China on Business Tax promulgated by the State Council on December 13, 1993 and annulled on November 19, 2017, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities.

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

In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the SAT further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

In April 2018, the Ministry of Finance and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11%, respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at a deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

In March 2019, the Ministry of Finance, the SAT and General Administration of Customs jointly promulgated the Announcement on Policies for Deepening the VAT Reform, or Circular 39, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Circular 39 became effective on April 1, 2019 and shall supersede existing provisions which are inconsistent with Circular 39.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

C.          Organizational Structure

Our Corporate Structure

In order to comply with PRC regulations, particularly those with respect to restrictions on foreign ownership in entities providing IDC services and foreign exchange control, our preferred approach to structuring our data center operations and investments in China is to have VIEs and their subsidiaries which hold VATS licenses and provide services to customers and data center companies established as wholly foreign owned enterprises under the PRC Law which hold the data center property interests and assets. Our VIEs include Management HoldCo, GDS Shanghal, GDS Beijing, and 16 direct and indirect subsidiaries of GDS Beijing. The reasons we have various VIEs and their subsidairies are due to the historical development of our corporate structure at the early stage of GDS with different VIEs to serve different regions before certain of our VIEs obtained cross-regional VATS licenses, our internal restructuring conducted to comply with regulatory requirements and our various acquisitions of companies licensed to provide IDC services. See “Item 4. Information on the Company—A. History and Development of the Company”. For historical reasons and as a result of our acquisitions, several direct and indirect subsidiaries of GDS Beijing also hold data center property interests and assets. GDS Beijing, GDS Shanghai, Management HoldCo and their shareholders, have a contractual relationship with GDS Investment Company, which is the investment holding company we use to manage and control our overall data center business in the PRC.

In addition, for our data centers in China, in order to comply with PRC regulatory requirements, particularly those with respect to company registration and tax filing, as well as local government requirements, and to facilitate the onshore financing of our data centers by financial institutions in the PRC which is generally provided on an individual data center basis, we generally establish one wholly foreign owned enterprise at the district where the data center is located to hold the property interests and assets for such data center. In a small number of cases, we establish one wholly foreign owned enterprise to hold the property interests and assets for two to three data centers located at the same or adjacent premises. Furthermore, in order to provide flexibility for obtaining offshore financing for our data centers, which usually requires the pledge of the shares of the holding companies of data centers as collateral, we usually establish Hong Kong holding companies to separately hold the equity interest of the wholly foreign owned enterprises.

The following diagrams illustrate our corporate structure as of December 31, 2019. They omit certain entities that are immaterial to our results of operations, business and financial condition. Equity interests depicted in these diagrams are held as to 100%, except where noted. The relationships between each of GDS Shanghai and GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)	Includes 43 direct and indirect subsidiaries incorporated in Hong Kong and 4 direct subsidiaries incorporated in the British Virgin Islands, Macau and Singapore, respectively. See the chart below for details on the data center holding companies.
(2)	Comprises 42 direct and indirect subsidiaries incorporated in China. See the chart below for details on the data center holding companies and their subsidiaries in China.
(3)	GDS Investment Company also holds equity interests of 23 subsidiaries in China. See the below chart for details on the subsidiaries of GDS Investment Company.
(4)	Each of the five management shareholders, namely Yilin Chen, Yan Liang, Liang Chen, Andy Wenfeng Li and Qi Wang, holds 20% of the total equity interests in Management HoldCo.
(5)	GDS Beijing holds equity interests of 1% in Zhangbei Yuntong Data Technology Co, Ltd., or Zhangbei Yuntong, and GDS Suzhou holds equity interests of 99% in Zhangbei Yuntong.
(6)	Weiteng Services, Weiteng Network, EDC Shanghai Waigaoqiao, Shanghai Cai Tuo and Zhangbei Yuntong operate the GZ1, GZ2, SH1, SH11 and ZB1/2/3 data centers, respectively.
(7)	In addition to the entities shown in the above diagram, GDS Shanghai holds a 20% equity interest in Wan Bo Zhi Yun Information Technology (Shanghai) Co., Ltd., or Wanbo. GDS Shanghai jointly invested in Wanbo alongside two third-party shareholders, Shanghai Yan Hua Data Technology Co., Ltd and Shanghai Yue Ang Enterprise Management Consulting Center in March 2019. The main business scope of Wanbo is to provide cloud-related services, including cloud migration, consultancy services, and resale of public cloud services offered by major cloud providers in China, including certain of our major customers.

Except for the data centers listed in footnote 6 to the diagram above (i.e., GZ1, GZ2, SH1, SH11 and ZB1/2/3, which are operated by the direct and indirect subsidiaries of GDS Beijing as indicated in footnote 6), our data centers are operated by the data center companies indicated in the diagram above, which in turn are held by data center holding companies indicated in the diagram above. The following diagrams illustrate the structure and details of the data center holding companies and the data center companies established as wholly foreign owned enterprises that they hold respectively. Due to page size limitations, we have split the complete diagram into the following two parts:

(1)	GDS Investment Company holds a 98.4% equity interest in Beijing Shou Rong Yun, and LINKDC PTE. LTD. holds a 1.6% equity interest in Beijing Shou Rong Yun.
(2)	GDS Investment Company holds a 95% equity interest in Shanghai Shulan, the data center company for SH13. We will increase our equity interest to 100% when certain conditions are fulfilled by the landlord.

The following table sets forth the full legal names of the data center holding companies and corresponding data center companies, and corresponding data centers as of December 31, 2019:

Data center holding company	Data center company	Data center
EDS (HK) Limited	Shenzhen Yungang EDC Technology Co., Ltd., or EDC Shenzhen	Shenzhen data centers SZ1, SZ2 and SZ3
EDB II (HK) Limited	Beijing Hengpu’an Data Technology Development Co., Ltd., or EDC Beijing Heng Pu An	Beijing data centers BJ1 and BJ2
	Beijing Hengchang Data Technology Co., Ltd., or EDC Beijing Hengchang	Beijing data center BJ3
FEP (HK) Limited	Guojin Technology (Kunshan) Co., Ltd., or EDC Guojin	Kunshan data center KS2 and KS3
EDE I (HK) Limited	Shanghai Yungang EDC Technology Co., Ltd., or EDC Shanghai Yungang	Shanghai data center SH2 and SH3
EDKS (HK) Limited	Shenzhen Pingshan New Area Global Data Science & Technology Development Co., Ltd., or EDC Shenzhen Pingshan	Shenzhen data center SZ4
EDC China Holdings Limited	EDC (Chengdu) Industry Co., Ltd., or EDC Chengdu	Chengdu data center CD1 and CD2
	EDC Technology (Kunshan) Co., Ltd., or EDC Kunshan	Kunshan data center KS1
EDH (HK) Limited	Shanghai Shuchang Data Science & Technology Co., Ltd., or Shanghai Shuchang	Shanghai data center SH4
EDE II (HK) Limited	Shanghai Wanshu Data Technology Co., Ltd., or EDC Shanghai Wanshu	Shanghai data center SH5
EDCD (HK) Limited	Shanghai Puchang Data Science & Technology Co., Ltd., or Shanghai Puchang	Shanghai data centers SH6 and SH7
EBSD (HK) Limited	Shanghai Shuyao Digital Technology Development Co., Ltd., or Shanghai Shuyao	Shanghai data center SH8
EDP (HK) Limited	Shanghai Shuge Data Technology Co., Ltd., or Shanghai Shuge	Shanghai data center SH9, SH10
EDSN (HK) Limited	Shanghai Lingying Data Technology Co., Ltd., or Shanghai Lingying	Shanghai data center SH12
EBG (HK) Limited	Beijing Wan Qing Teng Science & Technology Co., Ltd., or Beijing Wan Qing Teng	Beijing data center BJ5
EDQ III (HK) Limited	Langfang Shucheng Data Science & Technology Co., Ltd., or Langfang Shucheng	Langfang data center LF3
PSDC Limited	Shenzhen Qian Hai Wan Chang Technology Services Co., Ltd.	Guangzhou data center GZ3
RDTJ (HK) Limited	Guangzhou Shi Wan Guo Yun Lan Data Technology Co., Ltd.	Shenzhen data center SZ5
EDF II (HK) Limited	Zhangjiakou Yunhong Data & Technology Co., Ltd., or Zhangjiakou Yunhong	Zhangbei data center ZB4
GDS Investment Company	Shanghai Shulan Data Science and Technology Co., Ltd., or Shanghai Shulan	Shanghai data center SH13
	Shou Xin Yun (Beijing) Science & Technology Co., Ltd., or Beijing Shou Xin Yun	Beijing data center BJ4
	Shou Rong Yun (Beijing) Science & Technology Co., Ltd., or Beijing Shou Rong Yun	Beijing data center BJ6
	Beijing Hua Wei Yun Science & Technology Co., Ltd, or Beijing Hua Wei Yun	Beijing data center BJ8
	Beijing Wan Teng Yun Science & Technology Co., Ltd, or Beijing Wan Teng Yun	Beijing data center BJ7
	Guangzhou Wanzhuo Data &Technology Co., Ltd., or Guangzhou Wanzhuo	Guangzhou data center GZ4
	Guangzhou Yinwu Data Science & Technology Co., Ltd., or Guangzhou Yinwu	Guangzhou data center GZ6
	Langfang Tianhong Data Science & Technology Co., Ltd., or Langfang Tianhong	Langfang data center LF6
	Langfang Yingshan Data Science & Technology Co., Ltd., or Langfang Yingshan	Langfang data center LF7
	Shanghai Fengqing Data Science & Technology Co., Ltd., or Shanghai Fengqing	Shanghai data center SH15
	Shenzhen Miao Chuang Yun Science & Technology Co., Ltd., or Shenzhen Miao Chuang Yun	Shenzhen data center SZ5
	Langfang Wanguo Yunxin Data Science & Technology Co., Ltd. or Langfang Yunxin	Langfang data centers LF1 and LF2
	Shenzhen Zhanfeng Shiye Development Co., Ltd. or Shenzhen Zhanfeng	Shenzhen data center SZ6
EDP I (HK) Limited		Hong Kong data center HK1

(1)	The table above excludes (a) the data centers the assets of which are owned by the direct and indirect subsidiaries of GDS Beijing respectively as indicated in footnote 6 on Page 92, (b) the data center holding companies and data center companies established for future development projects of data centers and (c) the data center companies for joint venture data centers.

Contractual Arrangements with Our Affiliated Consolidated Entities

Contractual Arrangements among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai

Due to PRC legal restrictions on foreign ownership and investment in VATS, and IDC services in particular, we currently conduct these activities mainly through GDS Shanghai, GDS Beijing and its subsidiaries. Each of GDS Beijing and GDS Shanghai holds an IDC license which is required to operate our business. We effectively control GDS Beijing, GDS Shanghai and their shareholder, Management HoldCo, through a series of contractual arrangements among these consolidated VIEs, Management HoldCo’s shareholders and GDS Investment Company. These contractual arrangements allow us to:

●	exercise effective control over our consolidated VIEs, namely Management HoldCo, GDS Shanghai, GDS Beijing and GDS Beijing’s subsidiaries, namely EDC Shanghai Waigaoqiao, GDS Suzhou, Kunshan Wanyu, Weiteng Services, Beijing Wanguo Yixin Science & Technology Co. Ltd., or Beijing Yixin, Zhangbei Yuntong, Shenzhen Yaode, Shenzhen Jinyao, Shanghai Jinkai Data Technology Co., Ltd., or Shanghai Jinkai, Beijing Wan Chang Yun, Shanghai Cai Tuo, Weiteng Data, Weiteng Network, Beijing Xingpeng Data Science & Technology Co., Ltd., or Beijing Xingpeng, Shanghai Jingyi Data Science & Technology Co., Ltd., or Shanghai Jingyi, and Wulanchabu Saile Data Science & Technology Co., Ltd., or Wulanchabu Saile;
●	receive substantially all of the economic benefits of our variable interest entities; and
●	have an exclusive option to purchase all or part of the equity interests in Management HoldCo, GDS Beijing and GDS Shanghai when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Management HoldCo, GDS Beijing, GDS Shanghai, and their subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai, and the shareholders of Management HoldCo, as applicable.

Agreements that Provide us with Effective Control over GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, Management HoldCo has pledged all of its equity interest in GDS Beijing and GDS Shanghai as a continuing first priority security interest, as applicable, to respectively guarantee GDS Beijing’s, GDS Shanghai’s and Management HoldCo’s performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and service agreement, loan agreement, exclusive call option agreement, shareholder voting rights proxy agreement, and intellectual property rights license agreement. If GDS Beijing or GDS Shanghai or Management HoldCo breaches their contractual obligations under these agreements, GDS Investment Company, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of GDS Beijing and GDS Shanghai in accordance with PRC law. Management HoldCo agrees that, during the term of the equity interest pledge agreements, it will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Investment Company. The equity interest pledge agreements remain effective until GDS Beijing and GDS Shanghai and Management HoldCo discharge all their obligations under the contractual arrangements. We have registered the equity pledge by both GDS Beijing and GDS Shanghai in favor of GDS Investment Company with the relevant office of the Administration for Market Regulation in accordance with the PRC Property Rights Law.

Shareholder Voting Rights Proxy Agreement. Pursuant to the shareholder voting rights proxy agreements, each of GDS Beijing, GDS Shanghai and Management HoldCo has irrevocably appointed the PRC citizen(s) as designated by GDS Investment Company to act as GDS Beijing’s, GDS Shanghai’s and Management HoldCo’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai requiring shareholder approval, and appointing directors and executive officers. GDS Investment Company is also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of GDS Beijing, GDS Shanghai and Management HoldCo with prior notice to Management HoldCo. Each shareholder voting rights proxy agreement will remain in force for so long as Management HoldCo remains a shareholder of GDS Beijing or GDS Shanghai, as applicable.

Agreements that Provide us with Effective Control over our Management HoldCo

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Management HoldCo has pledged all of his or her equity interest in Management HoldCo as a continuing first priority security interest, as applicable, to respectively guarantee Management HoldCo’s and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and service agreement, loan agreement, exclusive call option agreement, shareholder voting rights proxy agreement, and intellectual property rights license agreement. If Management HoldCo or any of its shareholders breaches their contractual obligations under these agreements, GDS Investment Company, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Management HoldCo in accordance with PRC law. Each of the shareholders of Management HoldCo agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Investment Company. The equity interest pledge agreements remain effective until Management HoldCo and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge by Management HoldCo in favor of GDS Investment Company with the relevant office of the Administration for Market Regulation in accordance with the PRC Property Rights Law.

Shareholder Voting Rights Proxy Agreement. Pursuant to the shareholder voting rights proxy agreements, each of the shareholders of Management HoldCo and Management HoldCo has irrevocably appointed the PRC citizen(s) as designated by GDS Investment Company to act as such shareholder’s and Management HoldCo’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Management HoldCo and its subsidiaries requiring shareholder approval, and appointing directors and executive officers. GDS Investment Company is also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of the shareholders of Management HoldCo and Management HoldCo with prior notice to such shareholders. Each shareholder voting rights proxy agreement will remain in force for so long as the shareholder remains a shareholder of Management HoldCo, as applicable.

Agreements that Allow us to Receive Economic Benefits from GDS Beijing and GDS Shanghai

Exclusive Technology License and Service Agreements. Under the exclusive technology license and service agreements, GDS Investment Company licenses certain technology to each of GDS Beijing and GDS Shanghai and GDS Investment Company has the exclusive right to provide GDS Beijing and GDS Shanghai with technical support, consulting services and other services. Without GDS Investment Company’s prior written consent, each of GDS Beijing and GDS Shanghai agrees not to accept the same or any similar services provided by any third party. Each of GDS Beijing and GDS Shanghai agrees to pay service fees on a yearly basis and at an amount equivalent to all of its net profits as confirmed by GDS Investment Company. GDS Investment Company owns the intellectual property rights arising out of its performance of these agreements. In addition, each of GDS Beijing and GDS Shanghai has granted GDS Investment Company an exclusive right to purchase or to be licensed with any or all of the intellectual property rights of either GDS Beijing or GDS Shanghai at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, these agreements will continue remaining effective.

Intellectual Property Rights License Agreement. Pursuant to an intellectual property rights license agreement between GDS Investment Company and each of GDS Beijing and GDS Shanghai, GDS Beijing and GDS Shanghai has granted GDS Investment Company an exclusive license to use for free any or all of the intellectual property rights owned by each of them from time to time, and without the parties’ prior written consent, GDS Beijing and GDS Shanghai cannot take any actions, including without limitation to, transferring or licensing outside its ordinary course of business any intellectual property rights to any third parties, which may affect or undermine GDS Investment Company’s use of the licensed intellectual property rights from GDS Beijing and GDS Shanghai. The parties have also agreed under the agreement that GDS Investment Company should own the new intellectual property rights developed by it regardless whether such development is dependent on any of the intellectual property rights owned by GDS Beijing and GDS Shanghai. This agreement can only be early terminated by prior mutual consent of the parties and need to be renewed upon GDS Investment Company’s unilateral request.

Agreements that Allow us to Receive Economic Benefits from our Management HoldCo

Exclusive Technology License and Service Agreements. Under the exclusive technology license and service agreements, GDS Investment Company licenses certain technology to Management HoldCo and GDS Investment Company has the exclusive right to provide Management HoldCo with technical support, consulting services and other services. Without GDS Investment Company’s prior written consent, Management HoldCo agrees not to accept the same or any similar services provided by any third party. Management HoldCo agrees to pay service fees on a yearly basis and at an amount equivalent to all of its net profits as confirmed by GDS Investment Company. GDS Investment Company owns the intellectual property rights arising out of its performance of these agreements. In addition, Management HoldCo has granted GDS Investment Company an exclusive right to purchase or to be licensed with any or all of the intellectual property rights of Management HoldCo at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, these agreements will continue remaining effective.

Intellectual Property Rights License Agreement. Pursuant to an intellectual property rights license agreement between GDS Investment Company and Management HoldCo, Management HoldCo has granted GDS Investment Company an exclusive license to use for free any or all of the intellectual property rights owned by Management HoldCo from time to time, and without the parties’ prior written consent, Management HoldCo cannot take any actions, including without limitation to, transferring or licensing outside its ordinary course of business any intellectual property rights to any third parties, which may affect or undermine GDS Investment Company’s use of the licensed intellectual property rights from Management HoldCo. The parties have also agreed under the agreement that GDS Investment Company should own the new intellectual property rights developed by it regardless whether such development is dependent on any of the intellectual property rights owned by Management HoldCo. This agreement can only be early terminated by prior mutual consent of the parties and need to be renewed upon GDS Investment Company’s unilateral request.

Agreements that Provide Us with the Option to Purchase the Equity Interest in GDS Beijing and GDS Shanghai

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreements, Management HoldCo has irrevocably granted GDS Investment Company an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of Management HoldCo’s equity interests in GDS Beijing and GDS Shanghai. The purchase price should be equal to the minimum price required by PRC law or such other price as may be agreed by the parties in writing. Without GDS Investment Company’s prior written consent, Management HoldCo has agreed that each of GDS Beijing and GDS Shanghai shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans, distribute dividends to the shareholders and etc. These agreements will remain effective until all equity interests of GDS Beijing and GDS Shanghai held by their shareholders have been transferred or assigned to GDS Investment Company or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between GDS Investment Company and Management HoldCo, GDS Investment Company has agreed to extend loans in an aggregate amount of RMB310.1 million to Management HoldCo solely for the capitalization of GDS Beijing and GDS Shanghai. Pursuant to the loan agreements, GDS Investment Company has the right to require repayment of the loans upon delivery of 30 days’ prior notice to Management HoldCo, and Management HoldCo can repay the loans by either sale of their equity interests in GDS Beijing and GDS Shanghai to GDS Investment Company or its designated person(s) pursuant to their respective exclusive call option agreements, or other methods as determined by GDS Investment Company pursuant to its articles of association and the applicable PRC laws and regulations.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Management HoldCo

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreements, each shareholder of Management HoldCo has irrevocably granted GDS Investment Company an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in Management HoldCo. The purchase price should be equal to the minimum price required by PRC law or such other price as may be agreed by the parties in writing. Without GDS Investment Company’s prior written consent, the shareholders of Management HoldCo have agreed that Management HoldCo shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans, distribute dividends to the shareholders and etc. These agreements will remain effective until all equity interests of Management HoldCo held by its shareholders have been transferred or assigned to GDS Investment Company or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between GDS Investment Company and the shareholders of Management HoldCo, GDS Investment Company has agreed to extend loans in an aggregate amount of RMB1 million to the shareholders of Management HoldCo solely for the capitalization of Management HoldCo. Pursuant to the loan agreements, GDS Investment Company has the right to require repayment of the loans upon delivery of 30 days’ prior notice to the shareholders, and the shareholders can repay the loans by either sale of their equity interests in Management HoldCo to GDS Investment Company or its designated person(s) pursuant to their respective exclusive call option agreements, or other methods as determined by GDS Investment Company pursuant to its articles of association and the applicable PRC laws and regulations.

In the opinion of King & Wood Mallesons, our PRC counsel:

●	the ownership structures of GDS Investment Company, Management HoldCo, GDS Shanghai and GDS Beijing, currently do not violate any of the applicable PRC laws or regulations currently in effect; and
●	the contractual arrangements among GDS Investment Company, Management HoldCo, GDS Shanghai, GDS Beijing, and the shareholders of Management HoldCo, are governed by PRC law, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not violate any of the applicable PRC laws or regulations currently in effect.

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

Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. We also build-to-suit and operate data centers at lower-tier locations selected by our customers in order to fulfill their broader requirements. Our data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud-neutral, which enables our customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. We have a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. Our base of 624 customers consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations. As of December 31, 2019, we had an aggregate net floor area of 225,963 sqm in service, 91.9% of which was committed by customers, and an aggregate net floor area of 89,834 sqm under construction, 63.6% of which was pre-committed by customers, in each case excluding joint venture data centers. As of December 31, 2019, we had an additional aggregate net floor area of approximately 3,900 sqm in service and approximately 7,800 sqm under construction at joint venture data centers, 100% of which was committed or pre-committed by customers.

We have experienced significant growth in recent years. Our net revenue grew from RMB1,616.2 million in 2017 to RMB2,792.1 million in 2018, representing an increase of 72.8%, and increased to RMB4,122.4 million (US$592.1 million) in 2019, representing an increase of 47.6%. Our net revenues from colocation services were RMB1,219.1 million, RMB2,104.3 million and RMB3,261.7 (US$468.5 million) in 2017, 2018 and 2019, representing 75.4%, 75.4% and 79.1% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB372.8 million, RMB655.2 million and RMB832.8 (US$119.6 million) in 2017, 2018 and 2019, representing 23.1%, 23.4% and 20.2% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB24.3 million, RMB32.6 million and RMB27.9 million (US$4.0 million) in 2017, 2018 and 2019, representing 1.5%, 1.2% and 0.7% of total net revenue, respectively. Our net loss increased from RMB326.9 million in 2017 to RMB430.3 million in 2018, and increased to RMB442.1 million (US$63.5 million) in 2019. Our adjusted EBITDA increased from RMB512.3 million in 2017 to RMB1,046.5 million 2018, and increased to RMB1,824.0 million (US$262.0 million) in 2019. As of December 31, 2018 and 2019, our accumulated deficit was RMB1,615.1 million and RMB2,057.2 million (US$295.5 million), respectively.

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

Ability to Source and Develop Data Centers

Our revenue growth depends on our ability to source and develop additional data centers. As it typically takes a minimum of twelve to eighteen months to develop a data center together with racks and equipment installed, we must commit to development in advance of realizing a benefit from our investment. We endeavor to ensure continuous availability of data center capacity to satisfy customer demand by maintaining a supply of high-performance data centers in various stages of development—from developing a pipeline of sites, to identifying appropriate sites, to data centers under construction to available net floor areas in existing data centers. We expand our sourcing of new data center area by (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield land, redeveloping brownfield sites, converting existing industrial buildings, or fitting out and equipping purpose-built building shells, (ii) leasing existing data center capacity from third-party wholesale providers, and (iii) acquiring high-performance data centers from other companies. Our ability to maintain a growing supply of data center assets directly affects our revenue growth potential.

If we are unable to obtain suitable land or buildings for new data centers or to do so at an acceptable cost to us or experience delays or increased costs during the data center design and construction development process which includes securing the power and relevant energy quota, our ability to grow our revenue and improve our results of operations would be negatively affected. Additionally, if demand slows unexpectedly or we source and develop data centers too rapidly, the resulting overcapacity would adversely affect our results of operations.

Ability to Secure Commitments for Data Center Services from Our Customers and Minimize Move-in Periods

Due to the lengthy time period required to build data centers and the long-term nature of these investments, if we overestimate market demand for data center capacity, our utilization rate, which is the ratio of area utilized to area in service would be reduced, which would adversely affect our results of operations. Our revenue growth depends on our ability to secure commitments for our data center services. We focus on obtaining these commitments during the construction phase by entering into pre-commitment agreements with customers and endeavor to maximize total area committed. While providing flexibility to customers, we also aim to minimize move-in period so as to provide billable services and to start generating revenue as we typically charge our cloud service provider and large internet customers variable considerations that are primarily based on the customers’ usage of such services. Accordingly, our results of operations are highly influenced by our ability to maintain a high utilization rate. Our total area committed increased from 102,528 sqm as of December 31, 2017 to 183,743 sqm as of December 31, 2018, and further to 264,878 sqm as of December 31, 2019, while area utilized increased from 61,713 sqm as of December 31, 2017 to 108,326 sqm as of December 31, 2018, and further to 156,022 sqm as of December 31, 2019, in each case excluding joint venture data centers. Move-in periods, and minimum commitments over the move-in period, vary significantly from customer to customer. We strive to optimize our customer mix to achieve high commitment rates and utilization rates and a high proportion of long-term relationships.

Pricing Structure and Power Costs

Our results of operations will be affected by our ability to operate our data centers efficiently in terms of power consumption. Our data centers require significant levels of power supply to support their operations. Depending on the agreement, we agree with our customer to either charge them for actual power consumed or we factor it into a fixed price. Accordingly, the customer’s actual power usage during the life of the agreement will affect its profitability to us. Optimal configuration of customers and power usage within each data center will affect our results of operations.

Utilization of Existing Capacity

Our ability to maximize profitability depends on attaining high utilization of data center net floor area and power capacity. A substantial majority of our cost of revenue and operating expenses are fixed in nature. Such costs increase with each new data center and entail additional power commitment costs, depreciation from new property plant and equipment, rental costs on leased facilities and land use rights, personnel costs, and start-up costs. By adopting a modular development approach, we aim to optimize resource utilization and maximize capital efficiency to improve profitability.

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

Ability to Manage Our Development Costs

Our ability to maximize our revenue depends on our ability to develop data centers on an economically feasible basis. We regularly monitor and review our equipment and construction costs related to our data center development capital expenditures to ensure we can optimize our cash outlay for capital expenditure. Our ability to manage an efficient supply chain will improve our cost of development and construction time. As part of our initiatives to improve the cost efficiency of our capital expenditure, we also participate in bulk purchasing programs for certain equipment with our strategic shareholders and major customers to leverage larger volume purchases to obtain a cost advantage.

Data Center Development and Financing Costs

Our revenue growth depends on our ability to develop data centers at commercially acceptable terms. We have historically funded data center development through additional equity or debt financing. We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit. Such additional financing may not be available, may not be on commercially acceptable terms or may result in an increase to our financing costs. In addition, we may encounter development delays, excess development costs, or challenges in attracting or retaining customers to use our data center services. We also may not be able to secure suitable land or buildings for new data centers or at a cost or terms acceptable to us.

Ability to Identify and Acquire Other Business

We have grown our business through acquisitions in the past and intend to continue selectively pursuing strategic partnerships and acquisitions to expand our business. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to identify, acquire and successfully integrate other businesses and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions.

Key Performance Indicators

Our net revenue and results of operations are largely determined by the amount of data center area in service, the degree to which data center capacity is committed or pre-committed as well as its utilization. Accordingly, our management uses the following key performance indicators as measures to evaluate our performance:

Area in service: the entire net floor area of data centers (or phases of data centers) which are ready for service.

Area under construction: the entire net floor area of data centers (or phases of data centers) which are actively under construction and have not yet reached the stage of being ready for service.

Area committed: that part of our area in service which is committed to customers pursuant to customer agreements remaining in effect.

Area pre-committed: that part of our area under construction which is pre-committed to customers pursuant to customer agreements remaining in effect.

Total area committed: the sum of area committed and area pre-committed.

Commitment rate: the ratio of area committed to area in service.

Pre-commitment rate: the ratio of area pre-committed to area under construction.

Area utilized: that part of our area in service that is committed to customers and revenue generating pursuant to the terms of customer agreements remaining in effect.

Utilization rate: the ratio of area utilized to area in service.

The following table sets forth our key performance indicators for our data center portfolio (excluding joint venture data centers) as of December 31, 2017, 2018 and 2019.

	As of December 31,
(Sqm, %)	2017		2018		2019
Area in service	101,258		160,356		225,963	(2)
Area under construction	24,505		65,201		89,834	(2)
Area committed	92,961	(1)	152,163	(1)	207,716	(1) (2)
Area pre-committed	9,567	(1)	31,580	(1)	57,162	(1) (2)
Total area committed	102,528	(1)	183,743	(1)	264,878	(1) (2)
Commitment rate	91.8%		94.9%		91.9%
Pre-commitment rate	39.0%		48.4%		63.6%
Area utilized	61,713		108,326		156,022
Utilization rate	60.9%		67.6%		69.0%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent with, or have received other confirmations from, certain customers.
(2)	Excludes approximately 3,900 sqm net floor area relating to a joint venture data center in service, 100% of which was committed and approximately 7,800 sqm net floor area relating to joint venture data centers under construction, 100% of which was pre-committed as of December 31, 2019.

Description of Selected Statement of Operations Items

The following table sets forth our net revenue, cost of revenue and gross profit, both in an absolute amount and as a percentage of net revenue, for the years indicated.

	Year Ended December 31,
	2017		2018		2019
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue
	(in thousands, except for percentages)
Net revenue
Service revenue	1,591,860	98.5	2,759,490	98.8	4,094,571	588,148	99.3
IT equipment sales	24,306	1.5	32,587	1.2	27,834	3,998	0.7
Total	1,616,166	100.0	2,792,077	100.0	4,122,405	592,146	100.0
Cost of revenue	(1,207,694)	(74.7)	(2,169,636)	(77.7)	(3,079,679)	(442,368)	(74.7)
Gross profit	408,472	25.3	622,441	22.3	1,042,726	149,778	25.3

Net Revenue

We derive net revenue primarily from colocation services and, to a lesser extent, managed services, including managed hosting and managed cloud services. In addition, from time to time, we also sell IT equipment on a stand-alone basis or bundled in a managed service agreement to customers and provide consulting services. Substantially all of our service revenue is recognized on a recurring basis.

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

Our managed services include managed hosting and managed cloud services. Our managed hosting services comprise a broad range of value-added services, covering each layer of the data center IT value chain. Our suite of managed hosting services includes technical services, network management services, data storage services, system security services, database services and server middleware services. Our suite of managed cloud services includes direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services.

Agreements with our cloud service provider and large internet customers typically charge variable considerations that are primarily based on customers’ usage of such services. Revenues under such variable consideration agreements are recognized based on the agreed usage-based fees as the services are rendered during the contract term. Agreements with our financial institution and enterprise customers typically charge a fixed amount which usually includes a stated amount of space, power commitment and other bundled services. Revenue under such fixed consideration agreements is recognized on a straight-line basis over the term of the contractual service period.

We are subject to VAT at a rate of 6% on the IDC services we provide and 13% on equipment sales and power charges under the unbundled agreements, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide. Revenue is recognized net of applicable VAT and related surcharges.

We consider our customers to be the end users of our data center services. We may enter into agreements directly with our end user customers or through intermediate contracting parties. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had one end user customer that generated 25.2% of our total net revenue in 2017, and two end user customers that generated 27.0% and 17.4% of our total net revenue, respectively, in 2018. We had three end user customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019. No other end user customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of end user customers who account for a large percentage of our total area committed. As of December 31, 2019, we had three end user customers who accounted for 30.6%, 21.1% and 10.4%, respectively, of our total area committed (excluding joint venture data centers).

Cost of Revenue

Our cost of revenue consists primarily of utility costs, depreciation of property and equipment, rental costs related to our leased data centers, labor costs and others. Utility costs refer primarily to the cost of power needed to carry out our data center services. Depreciation of property and equipment primarily relates to depreciation of data center property and equipment, such as assets owned or acquired under finance leases, leasehold improvements to data centers and other long-lived assets. Rental costs relate to the data center capacity we lease under operating lease and use in providing services to our customers. Labor costs refer to compensation and benefit expenses for our engineering and operations personnel. These costs are largely fixed costs other than utility costs, for which there is a portion that varies proportionally to each customer’s power and utility consumption and a fixed portion consisting of a monthly power commitment fee. When a new data center comes into service, we mainly incur a level of fixed utility costs that are not directly correlated with net revenue.

We expect that our cost of revenue will continue to increase as our business expands and we expect that utility costs, depreciation and amortization and rental costs will continue to comprise the largest portion of our cost of revenue. In addition, in any given period, the increase in our cost of revenue may also outpace the growth of our net revenue depending on the timing of the development of our data centers, our ability to secure customer agreements and the utilization rate of our data centers during the period. While we strive to both secure customer commitments to our data center services so that the most data center capacity will be utilized as possible and also to minimize the time as to when our data center area becomes operational and the customer occupies that area, these timing differences may result in fluctuation of our cost of revenue as a percentage of our net revenue between periods.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following sets forth our selling and marketing expenses, general and administrative expenses and research and development expenses, both in an absolute amount and as a percentage of net revenue, for the years indicated.

	Year Ended December 31,
	2017		2018		2019
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue
	(in thousands, except for percentages)
Selling and marketing expenses	90,118	5.6	110,570	4.0	129,901	18,659	3.2
General and administrative expenses	228,864	14.2	329,601	11.8	411,418	59,096	10.0
Research and development expenses	7,261	0.4	13,915	0.5	21,627	3,107	0.5
Total operating expenses	326,243	20.2	454,086	16.3	562,946	80,862	13.7

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

	Year Ended December 31,
	2017		2018		2019
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue
	(in thousands, except for percentages)
Cost of revenue	9,941	0.6	18,008	0.6	46,007	6,608	1.1
Selling and marketing	18,390	1.1	25,213	0.9	39,436	5,665	0.9
General and administrative	30,866	1.9	61,707	2.2	101,949	14,644	2.5
Research and development	646	0.1	949	0.1	2,364	340	0.1
Total share-based compensation expenses	59,843	3.7	105,877	3.8	189,756	27,257	4.6

We incurred higher share-based compensation expenses in 2019 as compared to 2018 due to grants of 12,941,952 restricted shares and 14,314,160 restricted shares in August 2018 and August 2019, respectively, to employees, officers and directors. We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plans and incur further share-based compensation expenses in future periods.

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

Hong Kong

Our Hong Kong SAR entities are subject to the Hong Kong SAR profits tax at the rate of 16.5%. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2.0 million of assessable profits earned will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one entity in the group to benefit from the progressive rates.

Singapore

Our subsidiaries in Singapore are subject to enterprise income tax on their taxable income in Singapore at a rate of 17%.

PRC

Generally, our subsidiaries and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. On October 14, 2019, SAT Announcement [2019] No. 35, Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of Treaty Benefits, was issued to simplify the procedures for claiming China tax treaty benefits by non-resident taxpayers.

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

Effective from June 2014, all value-added telecommunication services provided in mainland China were subject to a VAT of 6% whereas basic telecommunication services are subject to a VAT of 11%. Effective from May 2018, the VAT rate on basic telecommunication services was replaced by a new rate of 10%, and is further replaced by the rate of 9% effective from April 2019. On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, or the Announcement No. 39. Pursuant to the Announcement No. 39, the generally applicable VAT rates are simplified to 13%, 9%, 6%, and nil, which became effective on April 1, 2019. In addition, a general VAT taxpayer is allowed to offset its qualified input VAT paid on taxable purchases against the output VAT chargeable on the telecommunication services and modern services provided by it.

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

Consolidation of VIEs

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. Our operations are primarily conducted through our VIEs, Management HoldCo, GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai, to comply with relevant PRC laws and regulations, which prohibit foreign investment in companies that are engaged in data center-related businesses in those regions. Individuals acting as nominee equity holders hold the legal equity interests of Management HoldCo on our behalf. The equity holders of Management HoldCo are Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, operation and delivery), Liang Chen (senior vice president, data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network Business). Management HoldCo holds the legal equity interests of GDS Beijing and GDS Shanghai on our behalf.

A series of contractual agreements, including equity interest pledge agreements, shareholder voting rights proxy agreements, exclusive technology license and service agreements, intellectual property rights license agreements, exclusive call option agreements and loan agreements, collectively, the VIE Agreements, were entered among GDS Investment Company, GDS Beijing, GDS Shanghai and Management HoldCo, as well as among GDS Investment Company, Management HoldCo and the equity holders of Management HoldCo. Through these agreements, Management HoldCo and the equity holders of Management HoldCo have granted all their legal rights, including voting rights, dividends rights, and disposition rights, of their equity interests in Management HoldCo, GDS Beijing and GDS Shanghai to us. Accordingly, Management HoldCo and the equity holders of Management HoldCo do not have (i) rights to make decisions about the activities of Management HoldCo, GDS Beijing and GDS Shanghai or (ii) rights to receive the expected residual returns of Management HoldCo, GDS Beijing and GDS Shanghai.

Under the terms of the VIE Agreements, we have (i) the right to receive service fees on a yearly basis at an amount equivalent to all of the net profits of Management HoldCo, GDS Beijing and GDS Shanghai under the exclusive technology license and service agreements when such services are provided; (ii) the right to receive all dividends declared by Management HoldCo, GDS Beijing and GDS Shanghai and the right to all undistributed earnings of Management HoldCo, GDS Beijing and GDS Shanghai; (iii) the right to receive the residual benefits of the Management HoldCo, GDS Beijing and GDS Shanghai through its exclusive option to acquire 100% of the equity interests in Management HoldCo, GDS Beijing and GDS Shanghai, to the extent permitted under PRC law; and (iv) the right to require the shareholders of Management HoldCo, GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai to appoint the PRC citizen (s) as designated by us to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Management HoldCo, GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Management HoldCo, GDS Beijing and GDS Shanghai, and appointing directors and executive officers. During the periods presented, we provided loans to Management HoldCo, GDS Beijing and GDS Shanghai to support their working capital requirements and for capitalization purposes.

In accordance with ASC 810, we have a controlling financial interest in Management HoldCo, GDS Beijing and GDS Shanghai because we have (i) the power to direct activities of Management HoldCo, GDS Beijing and GDS Shanghai that most significantly impact their economic performance; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of Management HoldCo, GDS Beijing and GDS Shanghai that could potentially be significant to Management HoldCo, GDS Beijing and GDS Shanghai.

The significant judgments used and assumptions made in our determination that we are the primary beneficiary of Management HoldCo, GDS Beijing and GDS Shanghai were the terms of the VIE Agreements and our financial support to Management HoldCo, GDS Beijing and GDS Shanghai. Accordingly, we have included the financial statements of Management HoldCo, GDS Beijing and GDS Shanghai in our consolidated financial statements.

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

Revenue Recognition

We adopted ASC 606 Revenue from Contracts with Customers on January 1, 2018. We applied ASC 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at January 1, 2018. We elect to apply this guidance retrospectively only to contracts that are not completed contracts as of January 1, 2018.

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

Certain contracts with customers for colocation services and managed services provide for variable considerations that are primarily based on the usage of such services. Revenues on such contracts are recognized based on the agreed usage-based fees as the services are rendered throughout the contract term. Certain contracts with customers for colocation services and managed services provide for a fixed consideration over the contract service period. Revenue on such contracts are recognized on a straight-line basis over the term of the contract.

In certain colocation and managed hosting service contracts, we agree to charge customers for their actual power consumption. Relevant revenue is recognized based on actual power consumption during each period. In certain other colocation and managed hosting service contracts, we specify a fixed power consumption limit each month for customers. If a customer’s actual power consumption is below the limit, no additional fee is charged, while if its actual power consumption is above the limit, we charge the customers additional power consumption fees calculated based on the portion of actual power consumption exceeding the limit, multiplied by a fixed unit price, which is determined based on market price and does not provide customers with rights to acquire additional goods or services. Accordingly, relevant revenue is recognized each month based on actual additional power consumption fees.

Our colocation service and managed service contracts with customers contain both lease and nonlease components. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. We elected to apply the practical expedient on the contracts that meet the conditions. In addition, we have performed a qualitative analysis to determine that the non-lease component is the predominant component of its revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“Topic 606”). For contracts that do not meet the conditions required to adopt the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“Topic 842”), which is immaterial for the year ended December 31, 2019. We have elected to apply the practical expedient on a prospective basis.

Revenue recognized for colocation or managed hosting and cloud services delivered prior to billing is recorded within accounts receivable. We generally bill the customer on a monthly or quarterly basis in arrears. Cash received in advance from customers prior to the delivery of the colocation or managed hosting and cloud services is recorded as deferred revenue.

Revenue is generally recognized on a gross basis as we are primarily responsible for fulfilling the contract, assume inventory risk and have discretion in establishing the price when selling to the customer. To the extent we do not meet the criteria for recognizing revenue on a gross basis, we record the revenue on a net basis.

Leases

We adopted ASC 842 using a modified retrospective transition method on all leases existing at January 1, 2019, the date of initial application.

We lease a number of our data centers from third-party lessors. Each time we enter into a new lease or lease amendments, we analyze each lease or lease amendment for the proper accounting, including determining if an arrangement is or contains a lease at inception and making assessment of the leased properties to determine if they are operating or finance leases.

Determination of accounting treatment, including the result of the lease classification test for each new lease or lease amendment, is dependent on a variety of judgments, such as identification of lease and non-lease components, allocation of total consideration between lease and non-lease components, determination of lease term, assessing the valuation of leased property and establishing the incremental borrowing rate to calculate the present value of the minimum lease payment for the lease test. The judgments used in the accounting for leases are inherently subjective. Different assumptions or estimates could result in different accounting treatment for a lease.

Impairment of Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit.

We have the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and we perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Impairment of Long-Lived Assets

Long-lived assets (primary including property and equipment, operating lease right-of-use assets and prepaid land use rights) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Share-based Compensation

We adopted an equity incentive plan in July 2014, or the 2014 share incentive plan, for the granting of share options to key employees, directors and external consultants in exchange for their services. The total number of shares that may be issued under the 2014 share incentive plan is 29,240,000 ordinary shares.

We adopted a second equity incentive plan in August 2016, or the 2016 share incentive plan, for the granting of share options and other equity awards to key employees and directors in exchange for their services. The maximum aggregate number of shares which may be subject to equity awards under the 2016 share incentive plan is 56,707,560 shares, provided, however, that such maximum aggregate number of shares shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the 2016 share incentive plan remains in effect to three percent (3%) of our then total issued and outstanding shares, if and whenever the shares which may be subject to equity awards under the 2016 share incentive plan accounts for less than one and half percent (1.5%) of our then total issued and outstanding shares.

Restricted shares to directors, officers and employees

In July 2017, August 2018 and August 2019, we granted 13,475,060, 12,941,952 and 14,314,160 non-vested restricted shares, respectively, to employees, officers and directors. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as a compensation expense using the graded-vesting method. The value of restricted shares subject to performance conditions attached is recognized as a compensation expense using the graded-vesting method only when achievement of the performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

A summary of the restricted share activity is as follows:

Number of
Shares
Unvested at January 1, 2017	12,910,080
Granted	13,977,060
Vested	(2,123,120)
Forfeited	(238,400)
Unvested at December 31, 2017	24,525,620
Granted	13,202,512
Vested	(7,326,620)
Forfeited	(891,008)
Unvested at December 31, 2018	29,510,504
Granted	14,551,472
Vested	(9,122,432)
Forfeited	(1,582,248)
Unvested at December 31, 2019	33,357,296

We recognized restricted share related share-based compensation expenses of RMB56.2 million, RMB89.8 million and RMB189.4 million (US$27.2 million) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, total unrecognized compensation expense relating to the unvested shares was RMB360.5 million (US$51.8 million). The expense is expected to be recognized over a weighted average period of 1.77 years using the graded-vesting attribution method. We did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2017, 2018 and 2019.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	July 2017	August 2018	August 2019
Risk-free rate of return	1.29~1.63%	2.047% ~ 2.418%	1.67% - 1.88%
Volatility	20.43~21.48%	71.85%	63.22%
Expected dividend yield	—	—	—
Share price at grant date	US$1.191	US$3.125	US$5.02375
	(RMB8.0)	(RMB21.3)	(RMB34.6)
Expected term	2~4 years	1~3 years	1~3 years

(1)	Volatility

Expected volatility is assumed based on the historical volatility of our comparable companies or our historical volatility in the period equal to the expected term of each grant.

(2)	Risk-free interest rate

Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(3)	Dividend yield

We estimated the dividend yield based on our expected dividend policy over the expected terms of the restricted shares.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

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

If we were to be non-resident for PRC tax purposes, dividends paid to us from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The Enterprise Income Tax Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. We have not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2017, 2018 and 2019, as we plan to permanently reinvest these earnings in the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China— Dividends payable to our foreign investors and gains on the sale of our ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax” and “—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Recently Issued Accounting Standards

In December 2019, the FASB issued Accounting Standards Update (“ASU”) 2019-12, Income Tax (Topic 740), Simplifying the Accounting for Income Taxes, which simplifies accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public entities, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted including adoption in any interim period for periods for which financial statements have not yet been issued. We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force), which clarifies the accounting for implementation costs incurred in a hosting arrangement that is a service contract. Capitalization of these implementation costs are accounted for under the same guidance as implementation costs incurred to develop or obtain internal-use software and recorded as a prepaid asset. These capitalized costs are to be expensed ratably over the hosting arrangement term as an operating expense, along with the service fees. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. We do not plan to early adopt this guidance and the adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. Under this ASU, key provisions include new, eliminated and modified disclosure requirements. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. We do not plan to early adopt this guidance and the adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU should be applied on a prospective basis. The amendments in this ASU are effective for us for our annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not plan to early adopt this guidance and the adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. ASC 326 is effective for us for our fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We will adopt ASC 326 on January 1, 2020. The adoption of this standard will result in a change of our provision policy primarily for accounts receivable, but is not expected to have a significant impact on our consolidated financial statements.

A.          Results of Operations

Selected Consolidated Financial Information

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2017, 2018 and 2019. This information should be read together with our audited consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 and related notes included elsewhere in this annual report on Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	1,616,166	100.0	2,792,077	100.0	4,122,405	592,146	100.0
Cost of revenue	(1,207,694)	(74.7)	(2,169,636)	(77.7)	(3,079,679)	(442,368)	(74.7)
Gross profit	408,472	25.3	622,441	22.3	1,042,726	149,778	25.3
Operating expenses
Selling and marketing expenses	(90,118)	(5.6)	(110,570)	(4.0)	(129,901)	(18,659)	(3.2)
General and administrative expenses	(228,864)	(14.2)	(329,601)	(11.8)	(411,418)	(59,096)	(10.0)
Research and development expenses	(7,261)	(0.4)	(13,915)	(0.5)	(21,627)	(3,107)	(0.5)
Income from operations	82,229	5.1	168,355	6.0	479,780	68,916	11.6
Other income (expenses)
Net interest expense	(406,403)	(25.1)	(636,973)	(22.8)	(915,676)	(131,529)	(22.2)
Foreign currency exchange (loss) gain, net	(12,299)	(0.8)	20,306	0.8	(6,000)	(862)	(0.1)
Government grants	3,062	0.2	3,217	0.1	9,898	1,422	0.3
Others, net	435	0.0	5,436	0.2	5,565	799	0.1
Loss before income taxes	(332,976)	(20.6)	(439,659)	(15.7)	(426,433)	(61,254)	(10.3)
Income tax benefits (expenses)	6,076	0.4	9,391	0.3	(15,650)	(2,248)	(0.4)
Net loss	(326,900)	(20.2)	(430,268)	(15.4)	(442,083)	(63,502)	(10.7)

Effect of Acquisition of GZ6

On October 18, 2019, we consummated the acquisition of all the equity interests in a target company, Guangzhou Yinwu, from a third party for a cash consideration of RMB431.7 million (US$62.0 million), including contingent consideration of RMB243.7 million (US$35.0 million). After the acquisition, this target company had a net revenue of nil and a net loss of RMB8.8 million (US$1.3 million) from October 19, 2019 to December 31, 2019, which is included in our results of operations for the year ended December 31, 2019. Contingent consideration payables of RMB241.7 million (US$34.7 million) were outstanding as of December 31, 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenue

Our net revenue increased by 47.6% to RMB4,122.4 million (US$592.1 million) in 2019 from RMB2,792.1 million in 2018. This increase was due to increases in service revenue of RMB1,335.1 million, partially offset by the decrease in IT equipment sales of RMB4.8 million. The increase in service revenue consisted of an increase in revenue from colocation services of RMB1,157.5 million and an increase in revenue from managed services and other services of RMB177.6 million. These increases in service revenue were mainly due to (i) an increase in area utilized from 108,326 sqm as of December 31, 2018 to 156,022 sqm as of December 31, 2019, as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers since December 31, 2018 and (iv) the acquisition of two data centers in Guangzhou and Shanghai in 2018, and of a data center in Guangzhou in 2019, respectively.

Cost of Revenue

Our cost of revenue increased by 41.9% to RMB3,079.7 million (US$442.4 million) in 2019 from RMB2,169.6 million in 2018. This increase was primarily due to an increase of 40.6% in utility costs to RMB922.8 million (US$132.6 million) in 2019 from RMB656.1 million in 2018, and an increase of 57.5% in depreciation and amortization costs to RMB1,071.7 million (US$153.9 million) in 2019 from RMB680.3 million in 2018. Increases in both utility costs and depreciation and amortization costs were largely a result of an increase in new data center facilities. In addition, the increase in cost of revenue was also due to (i) an increase in personnel costs of RMB47.9 million in connection with more data centers coming into service, (ii) an increase of RMB30.6 million in rental expense for operating lease and service fees for third-party data centers, (iii) an increase of RMB28.0 million for share-based compensation expenses, (iv) an increase of RMB19.5 million for network cost and (v) an increase of RMB126.0 million for maintenance and other costs. Cost of revenue as percentage of net revenue decreased to 74.7% in 2019 from 77.7% in 2018.

Operating Expenses

Our total operating expenses increased by 24.0% to RMB562.9 million (US$80.9 million) in 2019 as compared to RMB454.1 million in 2018. The increase was primary due to an increase in share-based compensation expenses of RMB55.9 million, personnel cost of RMB16.4 million, depreciation and amortization expenses of RMB9.1 million and office and travelling expenses of RMB7.5 million. Our total operating expenses as a percentage of our net revenue decreased to 13.7% in 2019 from 16.3% in 2018.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 17.5% to RMB129.9 million (US$18.7 million) in 2019 from RMB110.6 million in 2018. This increase was primarily attributable to (i) an increase in share-based compensation expenses of RMB14.2 million and (ii) an increase in personnel costs of RMB4.4 million, related to bonuses and the hiring of sales personnel.

General and Administrative Expenses. Our general and administrative expenses increased by 24.8% to RMB411.4 million (US$59.1 million) in 2019 from RMB329.6 million in 2018. This increase was primarily a result of (i) an increase in share-based compensation expenses of RMB40.2 million, (ii) an increase in personnel costs of RMB8.7 million, (iii) an increase in depreciation and amortization expenses of RMB8.4 million and (iv) an increase in office and travelling expenses of RMB7.2 million due to the expansion of our business.

Research and Development Expenses. Our research and development expenses increased by 55.4% to RMB21.6 million (US$3.1 million) in 2019 from RMB13.9 million in 2018, which was primarily due to an increase in research and development projects to enhance our existing operations.

Other Income (Expenses)

Interest Income. Our interest income increased by 175.9% to RMB53.0 million (US$7.6 million) in 2019 from RMB19.2 million in 2018. The increase was primarily a result of an increase in cash balance raised from our public offering and issuance of preferred shares.

Interest Expenses. Our interest expenses increased by 47.6% to RMB968.7 million (US$139.1 million) in 2019 from RMB656.2 million in 2018. This increase was primarily a result of an increase of borrowings, finance lease and other financing obligations and convertible bonds payable.

Government Grants. Income from government grants increased by 207.7% to RMB9.9 million (US$1.4 million) in 2019 from RMB3.2 million in 2018, primarily due to the additional deduction of input value-added tax.

Foreign Currency Exchange Gain (Loss), net. Changes in currency rates resulted in a loss of RMB6.0 million (US$0.9 million) in 2019 as compared to a gain of RMB20.3 million in 2018, primarily due to the appreciation of the U.S. dollar relative to Renminbi.

Income Tax Benefits (Expenses). Income tax expenses were RMB15.7 million (US$2.2 million) in 2019, compared to the income tax benefits of RMB9.4 million in 2018. The income tax expenses in 2019 were primarily due to the profit generated in certain of our subsidiaries as a result of increase in utilization in the related data centers.

Net Loss. As a result of the foregoing, net loss increased to RMB442.1 million (US$63.5 million) in 2019 from RMB430.3 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenue

Our net revenue increased by 72.8% to RMB2,792.1 million in 2018 from RMB1,616.2 million in 2017. This increase was due to increases in service revenue and IT equipment sales of RMB1,167.6 million and RMB8.3 million, respectively. The increase in service revenue consisted of an increase in revenue from colocation services of RMB885.1 million, an increase in revenue from managed services of RMB274.9 million and an increase in revenue from consulting services of RMB7.6 million. These increases in service revenue were mainly due to (i) an increase in area utilized from 61,713 sqm as of December 31, 2017 to 108,326 sqm as of December 31, 2018, as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers since December 31, 2017 and (iv) the acquisition of two data centers in Shenzhen and Guangzhou in 2017, and two data centers in Guangzhou and Shanghai in 2018, respectively.

Cost of Revenue

Our cost of revenue increased by 79.7% to RMB2,169.6 million in 2018 from RMB1,207.7 million in 2017. This increase was primarily due to an increase of 80.6% in utility costs to RMB656.1 million in 2018 from RMB363.3 million in 2017, and an increase of 97.0% in depreciation and amortization costs to RMB680.3 million in 2018 from RMB345.4 million in 2017. Increases in both utility costs and depreciation and amortization costs were largely a result of an increase in new data center facilities. In addition, the increase in cost of revenue was also due to (i) an increase of RMB66.0 million in rental expense for operating lease and service fees for third-party data centers, (ii) an increase in personnel costs of RMB36.8 million in connection with more data centers coming into service, (iii) an increase of RMB13.1 million for network cost, (iv) an increase of RMB8.0 million for cost of equipment sold and (v) an increase of RMB210.3 million for maintenance and other costs. Cost of revenue as percentage of net revenue increased to 77.7% in 2018 from 74.7% in 2017.

Operating Expenses

Our total operating expenses increased by 39.2% to RMB454.1 million in 2018 as compared to RMB326.2 million in 2017. The increase was primary due to an increase in share-based compensation expenses of RMB38.0 million, personnel cost of RMB28.2 million, depreciation and amortization expenses of RMB28.4 million and professional service fees of RMB11.8 million. Our total operating expenses as a percentage of our net revenue decreased to 16.3% in 2018 from 20.2% in 2017.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 22.7% to RMB110.6 million in 2018 from RMB90.1 million in 2017. This increase was primarily attributable to (i) an increase in personnel costs of RMB13.3 million, related to bonuses and the hiring of sales personnel, and (ii) an increase in share-based compensation expenses of RMB6.8 million.

General and Administrative Expenses. Our general and administrative expenses increased by 44.0% to RMB329.6 million in 2018 from RMB228.9 million in 2017. This increase was primarily a result of (i) an increase in share-based compensation expenses of RMB30.8 million, (ii) an increase in depreciation and amortization expenses of RMB28.4 million, (iii) an increase in personnel costs of RMB14.0 million and (iv) an increase in professional service fees of RMB11.8 million due to the expansion of our business.

Research and Development Expenses. Our research and development expenses increased by 91.6% to RMB13.9 million in 2018 from RMB7.3 million in 2017, which was primarily due to an increase in research and development projects to enhance our existing operations.

Other Income (Expenses)

Interest Income. Our interest income increased by 243.1% to RMB19.2 million in 2018 from RMB5.6 million in 2017. The increase was primarily a result of an increase in cash balance raised from our public offering and issuance of convertible bonds.

Interest Expenses. Our interest expenses increased by 59.3% to RMB656.2 million in 2018 from RMB412.0 million in 2017. This increase was primarily a result of an increase of borrowings, finance lease and other financing obligations and convertible bonds payable.

Government Grants. Income from government grants increased by 5.1% to RMB3.2 million in 2018 from RMB3.1 million in 2017.

Foreign Currency Exchange Gain (Loss), net. Changes in currency rates resulted in a gain of RMB20.3 million in 2018 as compared to a loss of RMB12.3 million in 2017, primarily due to the appreciation of the U.S. dollar relative to Renminbi.

Income Tax Benefits (Expenses). Income tax benefits increased to RMB9.4 million in 2018 from RMB6.1 million in 2017. This increase was primarily due to the realization of deferred tax liabilities arising from acquisitions.

Net Loss. As a result of the foregoing, net loss increased to RMB430.3 million in 2018 from RMB326.9 million in 2017.

B.           Liquidity and Capital Resources

Our primary sources of liquidity have been cash flow from short-term and long-term borrowings, including borrowings from related parties, and issuance of debt and equity securities, including in our initial public offering, follow-on public offering, private placement and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had finance lease and other financing obligations. As of December 31, 2019, we had cash of RMB5,810.9 million (US$834.7 million). In addition, as of December 31, 2019, total short-term debt was RMB1,360.2 million (US$195.4 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,137.7 million (US$163.4 million) and the current portion of finance lease and other financing obligations of RMB222.5 million (US$32.0 million). As of the same date, total long-term debt was RMB14,829.3 million (US$2,130.0 million), comprised of long-term borrowings (excluding current portion) of RMB8,028.5 million (US$1,153.2 million), the non-current portion of finance lease and other financing obligations of RMB4,751.1 million (US$682.4 million) and convertible bonds payable of RMB2,049.7 million (US$294.4 million).

Based on our current level of operations and available cash, including the proceeds we received from our initial public offering, follow-on public offerings, private placement and offering of convertible bonds, we believe our available cash, cash flows from operations, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially.

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

As of December 31, 2019, our cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong, United States and Singapore. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “—Statutory Reserves.”

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

Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Accordingly, if in the future our PRC subsidiaries that are considered “resident enterprises” pay dividends to the Hong Kong subsidiary that holds such PRC subsidiary, any such dividend may be subject to a withholding tax of 10%. Such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

As a result of these laws, rules and regulations relating to statutory reserves, foreign exchange conversion and withholding taxes described above, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their offshore holding companies as dividends, loans or advances. As of December 31, 2019, we had restricted net assets of RMB7,367.5 million (US$1,058.3 million), which mainly consisted of paid-in registered capital.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(167,816)	(12,910)	293,436	42,149
Net cash used in investing activities	(2,005,054)	(4,733,050)	(5,131,231)	(737,056)
Net cash provided by financing activities	2,355,728	4,876,806	8,361,939	1,201,117
Effect of exchange rate changes on cash and restricted cash	(74,250)	206,302	164,370	23,612
Net increase in cash and restricted cash	108,608	337,148	3,688,514	529,822
Cash and restricted cash at beginning of year	1,838,992	1,947,600	2,284,748	328,184
Cash and restricted cash at end of year	1,947,600	2,284,748	5,973,262	858,006

Operating Activities

Cash provided by operating activities was RMB293.4 million in 2019, primarily due to a net loss of RMB442.1 million (US$63.5 million), adjusted for (i) depreciation and amortization of RMB1,142.0 million (US$164.0 million), primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB189.8 million (US$27.3 million), (iii) amortization of debt issuance cost and debt discount of RMB99.4 million (US$14.3 million), (iv) deferred tax benefits of RMB50.2 million (US$7.2 million) and (v) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB342.2 million (US$49.2 million) due to increased revenue, (ii) an increase in VAT recoverable of RMB323.0 million (US$46.4 million) mainly as a result of the capital expenditures, (iii) the increase in prepaid expenses of RMB13.3 million (US$1.9 million) for operating expenses and (iv) increases in other current assets and other non-current assets of RMB8.1 million (US$1.2 million) and RMB8.7 million (US$1.2 million), respectively, mainly due to the increase in rental and other deposits, partially offset by (v) an increase in deferred revenue of RMB31.4 million (US$4.5 million) due to the increase in sales, (vi) an increase in accounts payable of RMB22.5 million (US$3.2 million).

Cash used in operating activities was RMB12.9 million in 2018, primarily due to a net loss of RMB430.3 million, adjusted for (i) depreciation and amortization of RMB741.5 million, primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB105.9 million, (iii) amortization of debt issuance cost and debt discount of RMB61.4 million, (iv) deferred tax benefits of RMB36.6 million, (v) net loss on disposal of property and equipment of RMB2.2 million, (vi) allowance for doubtful accounts of RMB0.2 million and (vii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB157.7 million due to increased revenue, (ii) an increase in VAT recoverable of RMB221.4 million as a result of the expansion of our business, (iii) a decrease in accrued expenses and other payables of RMB56.7 million mainly due to the settlement of interest expenses in the period and (iv) increases in other current assets and other non-current assets of RMB11.5 million and RMB37.0 million, respectively, mainly due to the increase in rental and other deposits, partially offset by (i) an increase in accounts payable of RMB25.3 million for operating expenses, and (ii) an increase in deferred revenue of RMB17.5 million due to the increase in sales.

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

Investing Activities

Net cash used in investing activities was RMB5,131.2 million (US$737.1 million) in 2019, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB4,552.6 million (US$654.0 million) for the development of our data centers, including the deposit paid and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB578.6 million (US$83.1 million).

Net cash used in investing activities was RMB4,733.1 million in 2018, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB4,258.0 million for the development of our data centers, including the deposit paid and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB475.1 million.

Net cash used in investing activities was RMB2,005.1 million in 2017, which was primarily due to the deposits and payments for purchase of property and equipment of RMB1,760.2 million for the development of our data centers, including the deposit paid, and payments related to acquisitions of RMB244.9 million.

Financing Activities

Net cash provided by financing activities was RMB8,361.9 million (US$1,201.1 million) in 2019, which was primarily due to proceeds from borrowings, net of issuance cost, of RMB5,311.5 million (US$763.0 million), net proceeds from issuance of ordinary shares of RMB4,934.1 million (US$708.7 million), net proceeds from issuance of redeemable preferred shares of RMB989.3 million (US$142.1 million), proceeds from a financial institution of RMB302.8 million (US$43.5 million), partially offset by repayment of short-term and long-term borrowings of RMB2,727.9 million (US$391.8 million), payment under finance lease and other financing obligations of RMB289.5 million (US$41.6 million) and payment of contingent consideration for acquisitions of RMB120.1 million (US$17.2 million).

Net cash provided by financing activities was RMB4,876.8 million in 2018, which was primarily due to proceeds from borrowings and convertible bonds, net of issuance cost, of RMB5,533.5 million, net proceeds from issuance of ordinary shares of RMB1,283.3 million, partially offset by repayment of short-term and long-term borrowings of RMB1,610.4 million, payment under finance lease and other financing obligations of RMB190.7 million and payment of contingent consideration for acquisitions of RMB155.7 million.

Net cash provided by financing activities was RMB2,355.7 million in 2017, which was primarily due to proceeds from short-term and long-term borrowings, net of issuance cost, of RMB3,577.4 million and net proceeds from issuance of ordinary shares to CyrusOne of RMB649.8 million, partially offset by repayment of short-term and long-term borrowings of RMB1,782.1 million, payment under finance lease and other financing obligations of RMB68.7 million and payment of contingent consideration for acquisitions of RMB24.1 million.

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

As of December 31, 2018 and 2019, we had RMB0.6 million and RMB15.7 million (US$2.3 million), respectively, in our statutory reserves.

Capital Expenditures

We had capital expenditures, excluding payments related to acquisitions, of RMB1,760.2 million, RMB4,258.0 million and RMB4,552.6 million (US$654.0 million)in 2017, 2018 and 2019, respectively. Our capital expenditures were primarily for the purchase of equipment, prepaid land use rights reported in investing activities in the Consolidated Financial Statements and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities.

Project Financing Structure

Our data center projects are financed with both equity and debt. We typically capitalize a portion of our data center project’s funding requirement with proceeds raised from financing offshore that is injected into China as registered capital through each of our data center project-specific legal entities. Under SAFE and PRC regulations, registered capital for each legal entity can only be used for its own business use or project-designated purposes, which also follows under its registered business scope. Once the registered capital is injected into China, it is often difficult to remit the proceeds back offshore or to lend it to our other onshore subsidiaries. Thus, we inject registered capital only as needed throughout the development phase of the data center project to remain flexible with our offshore capital. Concurrently, we capitalize each data center project through onshore project-specific loan facilities from banking or other financial institutions in China to finance the remaining capital required in completing the data center project. Under this arrangement, each data center’s estimated cash flows are matched and committed to service its own debt obligations during the term of its loan facilities.

In conjunction with the registered capital injected, we sometimes inject a portion of our offshore capital to our onshore project entities through shareholder’s loans. In these instances, we utilize the shareholder’s loans as a temporary bridge to capitalize our projects until project-specific loan facilities have been obtained. Once the project loans are in place, subject to the agreement by lending bank(s), the shareholder’s loans are repaid back offshore.

Convertible Bonds and Convertible Notes

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

Convertible Preferred Shares

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into our Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold.

Loans and borrowings

As of December 31, 2018 and 2019, we had short-term borrowings of RMB684.8 million with weighted average interest rate of 7.01%, and RMB397.2 million (US$57.1 million) with weighted average interest rate of 5.64%, respectively, and long-term borrowings (including current portion) of RMB5,802.2 million with weighted average interest rate of 7.42%, and RMB8,769.0 million (US$1,259.6 million) with weighted average interest rate of 7.40%, respectively, taking into consideration of debt issuance costs relating to the facilities.

Our company, through one or more of our subsidiaries, entered into secured and unsecured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from one to 13 years.

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

●	STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC;
●	STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of our company, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of our company, or (c) is not or ceases to be the single largest shareholder of our company;
●	our company and GDS Investment Company are not or ceases to be, directly or indirectly, the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment Company (in the case of our company), GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries;
●	Mr. William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou. As of the date of this annual report, this condition has been replaced by “Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of, and have the power to control, GDS Beijing or GDS Suzhou”;
●	GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;
●	there are changes in the shareholding structure of a principal operating subsidiary of ours, as defined in the relevant loan facility agreement; and
●	the IDC license of GDS Beijing or the borrowing subsidiaries, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fails to be renewed on or before the expiry date.

There are certain other events in the loan facility agreements the occurrence of which could obligate us to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if our borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if we are delisted before the maturity date under the relevant loan facility agreement. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if our company (i) fails to repay any financial indebtedness in an aggregate amount exceeding US$4.5 million, or, in some cases, RMB50 million (US$7.2 million), when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the PBOC in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2019, our company was in compliance with all of the abovementioned covenants.

As of December 31, 2019, we had total working capital and project financing credit of RMB11,984.4 million (US$1,721.5 million) from various financial institutions, of which the unused amount was RMB2,587.6 million (US$371.7 million). As of December 31, 2019, we had drawn down RMB9,396.8 million (US$1,349.8 million) under these loan facilities, of which RMB397.2 million (US$57.1 million) was recorded in short-term loans and borrowings and RMB8,769.0 million (US$1,259.6 million), net of debt issuance costs of RMB230.6 million (US$33.1 million), was recorded in long-term loans and borrowings, respectively. Drawdowns from these credit facilities are subject to the approval of the relevant lending financial institution and are subject to the terms and conditions of each loan agreement.

Below is a summary of the key terms for the abovementioned secured and unsecured loans and borrowings, which are in RMB, USD and HKD denominations:

		Facility	Drawdown
		Amount as of	Amount as of
		December 31,	December 31,
		2019	2019(b)		Date of Original
Data		(RMB (US$)	(RMB (US$)		Facility	Final Facility Maturity
Centers	Facility Type	Million)	Million)	Interest Rate	Agreement	Date
KS1	Term Loan	96.6 (13.9)	96.6 (13.9)	PBOC over 5 years	July 2009	December 2022
	3rd Party Financing	180.0 (25.9)	180.0 (25.9)	Fixed at 9.7%	November 2017	January 2023
KS2-3	Term Loan	568.0 (81.6)	144.2 (20.7)	LPR(C) 1 year+0.59%	June 2019	July 2027
SH1-3	Term Loan(e)	288.6 (41.4)	288.6 (41.4)	PBOC over 5 years	June 2019	June 2027
	Term Loan(e)	540.0 (77.6)	540.0 (77.6)	PBOC over 5 years	June 2019	June 2027
SH5	Term Loan	100.0 (14.4)	100.0 (14.4)	PBOC over 5 years*120%	December 2017	December 2027
SH6-7	Term Loan	231.0 (33.2)	231.0 (33.2)	Fixed at 6.8%	September 2018	June 2023
	Term Loan	282.0 (40.5)	133.6 (19.2)	PBOC 1 to 5 years*143%	September 2018	June 2022
	Revolving Credit Facility(a)	80.0 (11.5)	3.6 (0.5)	PBOC 1 year*130%	September 2018	June 2023
SH8	Term Loan	220.0 (31.6)	220.0 (31.6)	PBOC over 5 years*110%	July 2018	August 2028
SH9-10	Term Loan	278.0 (39.9)	278.0 (39.9)	Fixed at 6.3%	January 2019	January 2024
	Revolving Credit Facility(a)	31.0 (4.5)	5.7 (0.8)	Fixed at 6.3%	January 2019	January 2024
SH11	Term Loan	190.3 (27.3)	190.3 (27.3)	PBOC 1 to 5 years*135%	August 2018	August 2023
	Revolving Credit Facility(a)	28.0 (4.0)	- (-)	PBOC 1 year*135%	August 2018	August 2023
NT1	Term Loan(d)	100.0 (14.4)	75.6 (10.9)	PBOC 1 year*140%	August 2019	August 2020
	Term Loan(d)	10.0 (1.4)	- (-)	PBOC 1 year*140%	August 2019	August 2020
BJ1-3	Term Loan(e)	545.3 (78.3)	545.3 (78.3)	PBOC over 5 years	September 2019	September 2027
	Term Loan(e)	62.0 (8.9)	62.0 (8.9)	PBOC over 5 years	September 2019	September 2027
BJ4	Term Loan	237.0 (34.0)	184.0 (26.4)	LPR(C) over 5 years+1.25%	October 2019	October 2024
	Revolving Credit Facility(a)	29.0 (4.2)	6.8 (1.0)	LPR(C) 1 year+1.90%	October 2019	October 2024
BJ5	Term Loan	484.0 (69.5)	484.0 (69.5)	Fixed at 6.3%	December 2018	December 2023
	Revolving Credit Facility(a)	60.0 (8.6)	55.0 (7.9)	Fixed at 6.3%	December 2018	December 2023
BJ6	Term Loan	318.0 (45.7)	255.2 (36.7)	PBOC 1 to 5 years*130%	August 2019	August 2024
	Revolving Credit Facility(a)	23.0 (3.3)	3.2 (0.5)	PBOC 1 year*130%	August 2019	August 2024
ZB1-4	Term Loan(e)	754.0 (108.3)	708.7 (101.8)	PBOC 1 to 5 years*130%	March 2019	March 2024
	Term Loan	246.0 (35.3)	86.9 (12.5)	PBOC 1 to 5 years*130%	March 2019	March 2024
	Revolving Credit Facility(a)	30.0 (4.3)	9.7 (1.4)	PBOC 1 year*130%	March 2019	March 2024
GZ1	Term Loan	151.0 (21.7)	151.0 (21.7)	PBOC over 5 years*132%	November 2018	November 2025
GZ2	Term Loan	120.0 (17.2)	120.0 (17.2)	PBOC 1 to 5 years*130%	November 2017	November 2022
	Revolving Credit Facility(a)	20.0 (2.9)	- (-)	PBOC 1 year*130%	November 2017	November 2022
GZ3	Term Loan	384.9 (55.3)	384.9 (55.3)	PBOC 1 to 5 years*130%	June 2018	June 2023
	Term Loan	193.0 (27.7)	193.0 (27.7)	LPR(C) over 5 years+1.325%	June 2018	June 2023
	Revolving Credit Facility(a)	41.0 (5.9)	18.8 (2.7)	PBOC 1 year*130%	June 2018	June 2023
GZ6	Term Loan	150.0 (21.5)	94.9 (13.6)	LPR(C) over 5 years+0.35%	November 2019	November 2026
	Term Loan	50.0 (7.2)	29.5 (4.2)	LPR(C) 1 year+1%	November 2019	November 2022
SZ1-3	Term Loan	334.4 (48.0)	334.4 (48.0)	LPR(C) 1 year+2.07%	November 2017	December 2023
SZ5	Term Loan	601.3 (86.4)	601.3 (86.4)	Fixed at 6.3%	June 2017	December 2023
	Term Loan	305.8 (43.9)	256.5 (36.8)	Fixed at 6.3%	June 2017	December 2023
	Revolving Credit Facility(a)	60.0 (8.6)	7.3 (1.1)	Fixed at 6.3%	June 2017	December 2023
CD1-2	Term Loan	1,010.0 (145.1)	845.0 (121.4)	PBOC over 5 years+2.45%	December 2017	December 2024
Corporate	Term Loan*	30.0 (4.3)	30.0 (4.3)	Fixed at 5.7%	March 2018	March 2020
	Term Loan(f)*	30.0 (4.3)	30.0 (4.3)	PBOC 1 years*120%	January 2019	January 2020
	Term Loan(f)	42.5 (6.1)	42.5 (6.1)	PBOC 1 to 5 years*135%	July 2019	January 2021
	Term Loan(f)	20.0 (2.9)	20.0 (2.9)	Fixed at 5.5%	November 2019	November 2020
	Term Loan(f)	30.0 (4.3)	30.0 (4.3)	LPR(C) 1 year+1%	August 2019	December 2020
	Term Loan	30.0 (4.3)	30.0 (4.3)	Fixed at 5.7%	May 2018	May 2020
	Term Loan*	20.0 (2.9)	20.0 (2.9)	Fixed at 5.7%	March 2019	March 2020
	Term Loan	14.0 (2.0)	14.0 (2.0)	LPR(C) 1 year+0.95%	April 2019	April 2020
	Term Loan	20.0 (2.9)	20.0 (2.9)	Fixed at 5.7%	May 2019	May 2020
	Term Loan	30.0 (4.3)	30.0 (4.3)	LPR(C) 1 year+1.07%	December 2019	December 2020

			Drawdown
		Facility Amount	Amount as of
		as of December	December 31,		Date of Original
Data		31, 2019	2019(b)		Facility	Final Facility
Centers	Facility Type	(US$ Million)	(US$ Million)	Interest Rate	Agreement	Maturity Date
GZ2	Term Loan	18.5	18.5	4.25%+Libor 3M	October 2017	April 2021
Corporate	Term Loan	100.0	100.0	4.85%+Libor 3M	April 2018	April 2021
Corporate	Uncommitted Revolving Credit Facility(d)	75.0	6.8	2.2%+Libor 3M	December 2019	Up to 24 months after drawdown

		Facility	Drawdown
		Amount as of	Amount as of
		December 31,	December 31,		Date of
		2019	2019(b)		Original
		(HKD (US$)	(HKD (US$)		Facility	Final Facility
Data Centers	Facility Type	Million)	Million)	Interest Rate	Agreement	Maturity Date
	Term Loan	308.0 (39.6)	308.0 (39.6)	1.875%+Hibor 3M	March 2019	March 2023
HK1	Term Loan	439.3 (56.5)	1.0 (0.1)	1.875%+Hibor 3M	March 2019	March 2023
	Term Loan	296.4 (38.1)	61.0 (7.8)	1.875%+Hibor 3M	March 2019	March 2023

Notes:

(a)Revolving Credit Facility allows our company to borrow, repay and reborrow over its term.

(b)	Drawdown amount does not deduct debt issuance costs of RMB230.6 million (US$33.1 million) in total.
(c)	LPR refers to Loan Prime Rate.
(d)

These loan facilities are dedicated to support the development and construction of our build-to-suit, or BTS data centers, and the term of each loan facility is no longer than 12-24 months. These facilities are expected to be refinanced upon the completion of certain conditions under the strategic cooperation framework agreement between GIC and us.

(e)	New facilities drawn down to refinance previous project term loans.Refinancing is obtained to extend our debt maturity profile and/or to reduce our interest expense.
(f)	Unsecured loans.
*	Working capital term loans which have been repaid as of the date of this annual report.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
	(in thousands of RMB)
Short-term borrowings and interests(1)	411,037	411,037	—	—	—
Long-term borrowings and interests(1)	10,726,961	1,349,720	4,191,553	4,365,510	820,178
Finance lease and other financing obligations(2)	8,491,695	534,493	909,350	978,964	6,068,888
Operating lease commitments(2)	1,243,678	97,993	136,197	128,633	880,855
Capital commitments(3)	2,726,584	2,712,649	9,964	2,328	1,643
Other liabilities(4)	1,196,945	378,002	95,791	84,372	638,780
Total	24,796,900	5,483,894	5,342,855	5,559,807	8,410,344
(1)	The interests are calculated using the effective interest rate as of December 31, 2019 for each loan.
(2)	Represent minimum lease payments.
(3)	Capital commitments primarily represent purchases of equipment and maintenance services.
(4)	Other liabilities represent consideration payables for the acquisitions of SZ5, GZ3, SH11 and GZ6, and the minimum lease payments for the leases not yet commenced.

G.           Safe Harbor

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report on Form 20-F relate to, among others:

●	our goals and strategies;
●	our expansion plans;
●	our future business development, financial condition and results of operations;
●	the expected growth of the data center and cloud services market;
●	our expectations regarding demand for, and market acceptance of, our services;
●	our expectations regarding keeping and strengthening our relationships with customers;
●	the completion of our proposed acquisition transactions, including the regulatory approvals and other conditions that must be satisfied or waived in order to complete the acquisition transactions;

●	international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity;
●	general economic and business conditions in the regions where we operate; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information relating to our directors, executive officers and senior management.

Name	Age	Position/Title
William Wei Huang‡	52	Chairman and chief executive officer
Daniel Newman	59	Chief financial officer
Jamie Gee Choo Khoo	55	Chief operating officer
Sio Tat Hiang†	72	Vice-chairman
Satoshi Okada‡	61	Director
Bruno Lopez†	55	Director
Lee Choong Kwong†	63	Director
Lim Ah Doo‡	70	Independent director
Bin Yu°°	50	Independent director
Zulkifli Baharudin	60	Independent director
Chang Sun‡	63	Independent director
Gary J. Wojtaszek‡	54	Director
Judy Qing Ye	49	Independent director
Jonathan King	43	Member of the executive committee
Xu Wei	47	Senior vice president, sales
Yilin Chen	49	Senior vice president, product and service
Liang Chen	45	Senior vice president, data center design
Yan Liang	44	Senior vice president, operation and delivery

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

Mr. Sio Tat Hiang is vice-chairman of our board of directors and has been a director of our company since 2014. Mr. Sio is the chairman and director of STT GDC. Mr. Sio currently also sits on the Boards of U Mobile Sdn Bhd, Virtus HoldCo Limited and STT Global Data Centres India Private Limited. Prior to ST Telemedia, Mr. Sio served as vice president of Corporate Finance at Singapore Technologies Pte. Ltd., where he oversaw its treasury and investment management functions. His role was later expanded to include director of Strategic Investment and Group Treasurer. He graduated with a bachelor’s degree in business administration with honors from the National University of Singapore and attended the London Business School Senior Management Programme.

Mr. Satoshi Okada has been a director of our company since 2014. Mr. Okada previously served as executive vice president of the SOFTBANK Group’s e-commerce business planning in Japan since April 2000. Prior to that, he held various management positions within the SOFTBANK Group. He also serves as a director of Alibaba Japan, which is engaged in the Alibaba related business. Mr. Okada also represented the SOFTBANK Group as a director on the board of Baozun Inc., a Nasdaq-listed company, and Alibaba.com while it was a public company in Hong Kong. Before joining the SOFTBANK Group, Mr. Okada served as chief executive officer and president of NetIQ KK. Mr. Okada is also renowned in the storage management industry for his success in establishing Cheyenne Software KK and Computer Associates Japan as industry leaders in the Japanese market.

Mr. Bruno Lopez has been a director of our company since 2014. Mr. Lopez is the group chief executive officer of ST Telemedia’s data center business—STT GDC. Since joining ST Telemedia in 2014, Mr. Lopez has led STT GDC in its strategy to build a large portfolio of integrated data centers across a global platform in Singapore, UK, Thailand, India and in China through GDS Holdings. He is a board member and the chairman of the executive committee in GDS Holdings as well as in all these other operational platforms owned by STT GDC. An industry veteran in the telecommunications and data center sectors with more than 25 years of experience, Mr. Lopez was the chief executive officer and executive director of Keppel Data Centres where he was instrumental in leading the company’s growth and business expansion in Asia and Europe. He was also responsible for setting up Securus Data Property Fund, an investment fund focused on developing data center assets in the Asia-Pacific region, Europe and the Middle East, which was eventually merged with Keppel Data Centres’ assets as part of the company’s SGX listing. He holds a bachelor’s degree with honors from the National University of Singapore and a master’s degree in human resources from Rutgers University.

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

Mr. Lim Ah Doo has been a director of our company since 2014. Mr. Lim is currently the chairman and independent non-executive director of Olam International Limited, as well as an independent non-executive director of GP Industries Limited, Singapore Technologies Engineering Ltd (STE), STT GDC, STT Global Data Centres India Private Limited, or GDC India, Virtus Holdco Ltd (VHL) and U Mobile Sdn Bhd. He also chairs the audit committees of GP Industries, STT GDC, GDC India, VHL and U Mobile, and is also a member of the audit committee of STE. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). He also chaired the Singapore Investment Banking Association in 1994. From 2003 to 2008, he was president and then vice chairman of the RGM group, a leading global resource-based group. Mr. Lim holds a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and an MBA from the Cranfield School of Management.

Ms. Bin Yu has served as our independent director since November 2016. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd., a company engaged in AI driven education from September 2017 to January 2020. Ms. Yu has served as an independent director of Baozun Inc., a Nasdaq-listed brand e-commerce solutions provider based in China, an independent director of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, and an independent director of iDreamSky Technology Holdings Limited, a leading mobile game publisher in China listed on the Hong Kong Stock Exchange. From 2015 to May 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited, a company engaged in the entertainment TV programs business. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Mr. Zulkifli Baharudin has served as our independent director since November 2016. He is currently the executive chairman of Indo-Trans Corporation, a logistics and supply chain company across Indo-China. He also serves as a managing director of Global Business Integrators Pte Ltd. Mr. Zulkifli is the non-executive director on the Board of Virtus Holdco Limited and Omni Holdco, LLC. He is also the non-executive director at Ascott Residence Trust Management Limited. Mr. Zulkifli serves as a director on the Board of Ang Mo Kio Thye Hua Kwan Hospital Ltd, Thye Hua Kwan Moral Charities Limited and Thye Hua Kwan Nursing Home Limited. Mr. Zulkifli also serves as Singapore’s Non-Resident Ambassador to the Republic of Kazakhstan and Uzbekistan. From 1997 to 2001, he also served as a nominated member of Parliament in Singapore. Mr. Zulkifli received his bachelor’s degree in estate management from the National University of Singapore.

Mr. Chang Sun has served as our independent director since April 2017. Mr. Sun is the managing partner for China at TPG, a global alternative investment firm. Prior to joining TPG, he founded and was the chairman of Black Soil Group Ltd., an agriculture impact investing company. Prior to founding Black Soil, Mr. Sun was the chairman of Asia Pacific at Warburg Pincus, a global private equity firm, where he had served for 20 years. Mr. Sun also was the founder and current honorary chairman of the China Venture Capital and Private Equity Association and the founder and current executive vice chairman of the China Real Estate Developers and Investor’s Association. He is also a board member of the Lauder Institute of the Wharton School and a board member of The China Entrepreneur Club. Mr. Sun received his bachelor of arts degree from the Beijing Foreign Studies University and completed a post-graduate international affairs program offered by the United Nations, where he worked as a staff translator in New York for three years. Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Mr. Gary J. Wojtaszek has served as our director since June 2018, and had been an observer of our board of directors since October 2017. He served as the president and chief executive officer and a member of the board of directors of CyrusOne from July 2012 to February 2020. Prior to becoming the president of CyrusOne in August 2011, Mr. Wojtaszek served as chief financial officer of Cincinnati Bell Inc., where he had responsibility for the data center business and oversaw CyrusOne’s successful spin-off and IPO. Prior to joining Cincinnati Bell in July 2008, he was senior vice president, treasurer and chief accounting officer for the Laureate Education Corporation in Baltimore, Maryland from 2006 to 2008. Prior to that, Mr. Wojtaszek worked from 2001 to 2008 at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, which was subsequently spunoff through an initial public offering. While at Agere Systems, Mr. Wojtaszek worked in a number of finance positions, ultimately serving as the vice president of corporate finance, overseeing all controllership, tax and treasury functions. Mr. Wojtaszek started his career in General Motors Company’s New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek serves on the board of directors of the Lyle School of Engineering at Southern Methodist University, and the advisory board of the Lyle School of Engineering’s Datacenter Systems Engineering (DSE) Program at Southern Methodist University, Columbia University’ Lang Entrepreneur Center and the Dallas Chamber of Commerce. Mr. Wojtaszek previously served as a director of Cincinnati Bell Inc., the Dallas Zoo, and Tech Wildcatters.

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

Ms. Liang Chen joined our company in 2015 with responsibility for product strategy management and the delivery of data center projects, design and construction. Due to the rapid growth of our business, since September 2017, Ms. Chen’s responsibilities have focused on data center design and she is leading our company in designing and building multiple data centers. Prior to joining us, Ms. Chen worked with IBM Global Technology Service for 14 years. Ms. Chen held several leadership roles in IBM, including manager of IBM’s China data center solution design team, general manager of IBM’s data center consulting and design department and service product line manager of IBM’s Greater China data center department. Prior to joining IBM, Ms. Chen spent seven years at the East China Architectural Design and Research Institute. Ms. Chen holds a bachelor’s degree in electrical and electronic engineering from Shanghai University and a master’s degree in electrical and electronic engineering from Tongji University.

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

Board Observer

In accordance with the Investor Rights Agreement entered into among Ping An Overseas Holdings and our company, we have agreed that an observer designated by Ping An Overseas Holdings may join meetings of our board of directors as an observer, subject to maintaining its shareholding at or above a specified percentage threshold. Mr. Hoi Tung, chairman and chief executive officer of China Ping An Insurance Overseas (Holdings) Limited, as well as the Co-CIO of Ping An Insurance (Group) of China, was designated by Ping An Overseas Holdings after the completion of its investment to join meetings of our board of directors as an observer.

Mr. Hoi Tung is currently the Co-CIO of Ping An Insurance (Group) of China and the CEO and Chairman of China Ping An Insurance Overseas (Holdings) Limited. From 2014 to 2016, Mr. Tung was the Chairman of Investment Committee of Ping An Insurance (Group) of China, Ltd. From 2004 to 2014, Mr. Tung was the Chairman and CEO of Ping An Trust Co. Ltd.. Before joining Ping An, Mr. Tung was an executive director with Goldman Sachs (Asia) L.L.C., advising major financial institutions in the Asia Pacific region on restructuring, M&As and capital markets activities. Mr. Tung started his career as a management consultant with McKinsey & Co. He holds a Master’s degree in Engineering Science from Oriel College, University of Oxford, and an MBA from INSEAD. Mr. Tung is a fellow of the Global Finance Leaders Fellowship at the Aspen Institute and he is also a selection committee member for Rhodes Scholarship in China.

B.          Compensation

For the year ended December 31, 2019, we and our subsidiaries paid aggregate compensation of approximately US$5.4 million to our directors and executive officers as a group, of which, US$4.3 million was settled in cash and US$1.1 million was settled in restricted shares issued under our 2016 share incentive plan. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We set aside an aggregate of US$0.1 million for pensions, retirement or other benefits for our directors and executive officers in 2019.

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

Granted Options

The total number of shares that may be issued under the 2014 share incentive plan is 29,240,000. As of the date of this annual report, options to purchase 14,621,096 ordinary shares were fully vested and outstanding.

The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers.

		Number of
		Securities
		underlying
		unexercised				Option
		options	Option			Expiration
Name	Position	exercisable(1)	Exercise Price		Grant Date	Date
William Wei Huang	Chairman and chief executive officer	2,586,253	US$	0.7792	July 1, 2014	June 15, 2020
		7,114,840	US$	0.7792	May 1, 2016	May 1, 2021
Daniel Newman	Chief financial officer	*	US$	0.7792	July 1, 2014	July 1, 2020
Satoshi Okada	Director	*	US$	0.7792	July 1, 2014	July 1, 2019
Xu Wei	Senior vice president, sales	*	US$	0.7792	May 1, 2016	May 1, 2021
Yilin Chen	Senior vice president, product and service	*	US$	0.7792	July 1, 2014	July 1, 2019
Yan Liang	Senior vice president, operation and delivery	*	US$	0.7792	July 1, 2014	July 1, 2019
			US$	0.7792	May 1, 2016	May 1, 2021

*     Less than 1% of our outstanding Class A ordinary shares.

(1)	Note: Fully vested.

As of the date of this annual report, individuals other than our directors and executive officers as a group held options to purchase a total of 1,698,000 ordinary shares of our company, with an exercise price of US$0.7792 per ordinary share.

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

The maximum aggregate number of shares which may be subject to equity awards under the 2016 share incentive plan is 56,707,560 shares, provided, however, that such maximum aggregate number of shares shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the 2016 share incentive plan remains in effect to three percent (3%) of our then total issued and outstanding shares, if and whenever the shares which may be subject to equity awards under the 2016 share incentive plan accounts for less than one and half percent (1.5%) of our then total issued and outstanding shares.

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

Change in Control

In the event of a change in control (as defined below), if determined by the plan administrator in an award agreement or otherwise, any outstanding equity awards that are non-exercisable or otherwise unvested or subject to lapse restrictions, will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, immediately prior to such change in control. The plan administrator may also, in its sole discretion, decide to cancel such equity awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted or provide that affected share options or share appreciation rights will be exercisable for a period of at least 15 days prior to the change in control and terminated upon the change in control if not previously exercised. A “change in control” under the 2016 share incentive plan is generally defined as (i) the sale of all or substantially all of our assets to any person or group (other than certain permitted holders), unless the primary purpose of the sale is to create a holding entity for us that will be directly or indirectly owned in substantially the same proportions by the same persons that held our shares immediately prior to the consummation of such sale, or (ii) one or more related transactions whereby any person or group (other than certain permitted holders) becomes the beneficial owner of more than 50% of the total voting power of our voting shares and controls the composition of a majority of our board of directors, unless the primary purpose of such transaction or transactions, as applicable, is to create a holding entity for us that will be directly or indirectly owned in substantially the same proportions by the same persons that held our shares immediately prior to the consummation of such transaction.

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

In July 2017, August 2018 and August 2019, we granted 13,475,060, 12,941,952 and 14,314,160 non-vested restricted shares to employees, officers and directors, respectively. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

In May, August and November 2017, we issued an aggregate of 502,000 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March, May, August and November 2018, we issued a total of 260,560 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March, May, August and November 2019, we issued a total of 237,312 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March 2020, we issued a total of 48,752 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

The table below summarizes, as of the date of this annual report, the restricted shares we have granted to our directors and executive officers:

Name	Position	Numbers of Restricted Shares	Grant Date

William Wei Huang	Chairman and chief executive officer	*	December 5, 2016, July 17, 2017, August 1, 2018 and August 1, 2019
Daniel Newman	Chief financial officer	*	December 5, 2016, July 17, 2017, August 1, 2018 and August 1, 2019
Jamie Gee Choo Khoo	Chief operating officer	*	December 5, 2016, July 17, 2017, August 1, 2018 and August 1, 2019
Sio Tat Hiang	Vice-chairman	*

August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 and March 19, 2020.

Satoshi Okada	Director	*

August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 and March 19, 2020.

Bruno Lopez	Director	*

August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 and March 19, 2020.

Lee Choong Kwong	Director	*

August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 and March 19, 2020.

Lim Ah Doo	Independent Director	*

August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 and March 19, 2020.

Name	Position	Numbers of Restricted Shares	Grant Date

Bin Yu	Independent Director	*

May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 and March 19, 2020.

Zulkifli Baharudin	Independent Director	*

May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 and March 19, 2020.

Chang Sun	Independent Director	*	August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 and March 19, 2020.
Judy Qing Ye	Independent Director	*	March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 and March 19, 2020.
Jonathan King	Member of the executive committee	*	May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018 March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 and March 19, 2020.
Xu Wei	Senior vice president, sales	*	December 5, 2016, July 17, 2017, August 1, 2018 and August 1, 2019
Yilin Chen	Senior vice president, product and service	*	December 5, 2016, July 17, 2017, August 1, 2018 and August 1, 2019
Liang Chen	Senior vice president, data center design	*	December 5, 2016, July 17, 2017, August 1, 2018 and August 1, 2019
Yan Liang	Senior vice president, operation and delivery	*	December 5, 2016, July 17, 2017, August 1, 2018 and August 1, 2019
*	Less than 1% of our outstanding ordinary shares assuming conversion of all restricted shares into ordinary shares.

As of the date of this annual report, individuals other than our directors and executive officers as a group held a total of 18,771,624 restricted shares of our company, subject to various vesting schedules and conditions.

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

The functions and powers of our board of directors include, among others:

●	conducting and managing the business of our company;
●	representing our company in contracts and deals;
●	appointing attorneys for our company;
●	select senior management such as managing directors and executive directors;
●	providing employee benefits and pension;
●	managing our company’s finance and bank accounts;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	exercising any other powers conferred by the shareholders meetings or under our Amended and Restated Memorandum and Articles of Association.

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

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

●	selecting the independent auditor;
●	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;
●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;
●	reviewing with the independent auditor any audit problems or difficulties and management’s response;
●	reviewing and, if material, approving all related person transactions on an ongoing basis;
●	reviewing and discussing the annual audited financial statements with management and the independent auditor;
●	reviewing and discussing with management and the independent auditors about major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
●	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;
●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
●	performing, at least annually, an evaluation of the performance of the audit committee; and
●	reporting regularly to the full board of directors.

An ethics committee has been established in early 2017 under the audit committee to handle the FCPA compliance-related matters on a routine basis. The members of the ethics committee include our chief executive officer, chief financial officer, vice president of internal control, general counsel, compliance officer and other members appointed by the audit committee.

Compensation Committee

Our compensation committee consists of Sio Tat Hiang, William Wei Huang and Zulkifli Baharudin. Sio Tat Hiang is the chairman of our compensation committee. Zulkifli Baharudin satisfies the requirements for an “independent director” within the meaning of Nasdaq Stock Market Rules.

Our compensation committee is responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising corporate goals and objectives with respect to the compensation of the chief executive officer;
●	reviewing and making recommendations to the board of directors regarding the compensation of our directors;
●	reviewing, approving or making recommendations to the board of directors with respect to our incentive—compensation plan and equity-based compensation plans;
●	administering our equity-based compensation plans in accordance with the terms thereof; and
●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of William Wei Huang, Sio Tat Hiang and Zulkifli Baharudin. William Wei Huang is the chairman of our nominating and corporate governance committee. Zulkifli Baharudin satisfies the requirements for an “independent director” within the meaning of Nasdaq Stock Market Rules.

The nominating and corporate governance committee is generally responsible for reviewing, evaluating and, if necessary, revising our corporate governance guidelines, reviewing and evaluating any instance of deviation from our corporate governance guidelines, as well as issuing and reviewing nominations of persons to be appointed as certain of our directors as described herein and of our officers. The nominating and corporate governance committee shall have the right nominate three directors, all of whom shall satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules including the requirements for audit committee independence. If any of the directors nominated by the nominating and corporate governance committee (i) is not elected or (ii) ceases to be a director, then nominating and corporate governance committee or the Class B holders, as applicable, may appoint an interim replacement for such director. Any person so appointed shall hold office until the next general meeting of our shareholders. These three directors shall be subject to election at general meetings of shareholders as described under “—Appointment, Nomination and Terms of Directors.”

In November 2019, the nominating and corporate governance committee has approved the establishment of the long-term succession planning review committee as its subcommittee, initially consisting of Zulkifli Baharudin, Judy Qing Ye, Bruno Lopez and Sio Tat Hiang. The authority and responsibility of the long-term succession planning review committee are to conduct a periodic review and assessment of succession policies for the CEO and other senior management members of our company and to make related recommendations to the nominating and corporate governance committee and the board of directors.

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

The executive committee functions primarily as an advisory body to our board of directors to oversee the business of our group companies. The executive committee shall also provide consultation and recommendations to our board of directors on operating and strategic matters for any of our group companies, acting within authorities delegated to it by our board of directors. In addition, the executive committee shall have such other authority as may be delegated to it by our board of directors from time to time. Our executive committee is responsible for, among other things, advising, providing consultation and recommendations to our board of directors on:

●	operational performance of any of our group companies;
●	appropriate strategies for any of our group companies;
●	strategic business and financing plans and annual budget of any of the group companies;
●	acquisitions, dispositions, investments and other potential growth and expansion opportunities for any of our group companies;
●	capital structure and financing strategy of our group companies, including but not limited to any debt, equity or equity-linked financing transactions, as well as any issuance, repurchase, conversion or redemption of any equity interests or debt of any of our group companies;
●	any material litigation or other legal or administrative proceedings to which any of our group companies is a party;
●	entry into any material contracts exceeding the approval authority of our chief executive officer or its equivalent, the chief financial officer, and all the other executive officers of any of our group companies;
●	the approval of the incurrence of debt above certain thresholds;
●	reporting regularly to our board of directors; and
●	any other responsibilities as are delegated to the executive committee by our board of directors from time to time.

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

D.          Employees

See “Item 4. Information on the Company—B. Business Overview—Employees and Training.”

E.           Share Ownership

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The percentages are calculated excluding the 41,586,272 Class A ordinary shares that are held by JPMorgan Chase Bank, N.A., as depositary, and reserved for future delivery in respect of share awards granted under our share incentive plans

The total number of ordinary shares outstanding as of the date of this annual report is 1,216,432,715, comprising 1,148,842,379 Class A ordinary shares (including 41,586,272 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 67,590,336 Class B ordinary shares, but excludes ordinary shares issuable upon the exercise of outstanding share options, vested but not yet issued restricted shares and ordinary shares reserved for future issuance under our share incentive plans.

% of
Aggregate
					% of	Voting
					Aggregate	Power
					Voting	with
					Power	Class A
					with Class A	and
					and Class B	Class B
					Ordinary	Ordinary
					Shares	Shares
					Voting on a	Voting on
	Class A		Class B		1:20	a
	Number	Percent	Number	Percent	Basis***	1:1 Basis
Directors and Executive Officers**:
William Wei Huang(1)	*	*	77,291,429	100.0%	54.2%	5.6%
Daniel Newman	*	*	—	—	*	*
Jamie Gee Choo Khoo	*	*	—	—	*	*
Sio Tat Hiang	*	*	—	—	*	*
Satoshi Okada	*	*	—	—	*	*
Bruno Lopez	*	*	—	—	*	*
Lee Choong Kwong	*	*	—	—	*	*
Lim Ah Doo	*	*	—	—	*	*
Bin Yu	*	*	—	—	*	*
Zulkifli Baharudin	*	*	—	—	*	*
Chang Sun	*	*	—	—	*	*
Gary J. Wojtaszek	*	*	—	—	*	*
Judy Qing Ye	*	*	—	—	*	*
Jonathan King	*	*	—	—	*	*
Xu Wei	*	*	—	—	*	*
Yilin Chen	*	*	—	—	*	*
Liang Chen	*	*	—	—	*	*
Yan Liang	*	*	—	—	*	*

Directors and Executive Officers as a Group(2)	22,490,335	2.0%	77,291,429	100.0%	54.6%	6.4%
Principal Shareholders:
STT GDC(3)	424,120,604	38.3%	—	—	17.0%	35.1%
EDC Group Limited(4)	—	—	42,975,884	55.6%	34.5%	3.6%
12 West Capital Management(5)	87,535,032	7.9%	—	—	3.5%	7.2%
American Century Investment Management(6)	63,252,680	5.7%	—	—	2.5%	5.2%

*        Beneficially owns less than 1% of our outstanding shares.

**     The business address for our directors and executive officers is at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

***   For each person or group included in this column, the percentage of total voting power represents voting power based on all ordinary shares beneficially owned by such person or group, with respect to (i) the election of a simple majority of our directors and (ii) any change to our amended articles of association that would adversely affect the rights of the holders of Class B ordinary shares, at general meetings of our shareholders, where each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to 20 votes per share. With respect to any other matters at general meetings of our shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to one vote, voting together as a combined class, and accordingly, percentages of total voting power on such matters correspond to the percentages in the adjacent column, “% of Aggregate Voting Power with Class A and Class B Ordinary Shares Voting on a 1:1 Basis.” Class B ordinary shares are convertible into Class A ordinary shares.

(1)	The number of ordinary shares beneficially owned is as of December 31, 2019, as reported in a Schedule 13G filed by Mr. William Wei Huang on February 12, 2020, and consists of (i) 3,286,144 Class B ordinary shares held by Solution Leisure Investment Limited, (ii) 42,975,884 Class B ordinary shares held by EDC Group Limited, (iii) 21,328,308 Class B ordinary shares held by GDS Enterprises Limited, (iv) 9,701,093 Class B ordinary shares underlying share options exercisable within 60 days after December 31, 2019 held by Treasure Luck Investment Corporation, and (v) 1,610,408 Class A ordinary shares in the form of 201,301 ADSs underlying restricted share units exercisable within 60 days after December 31, 2019 held by Mr. William Wei Huang. Solution Leisure Investment Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is the beneficiary. Each of EDC Group Limited and Treasure Luck Investment Corporation is wholly owned by Solution Leisure Investment Limited. GDS Enterprises Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is a beneficiary. The registered address of Solution Leisure Investment Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. EDC Group Limited is further described in footnote 7 below.
(2)	Represents ordinary shares beneficially held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days after the date of this annual report on Form 20-F held by all of our directors and executive officers as a group.
(3)	Represents 424,120,604 Class A ordinary shares (directly or in the form of ADSs) owned by STT GDC. STT GDC is wholly-owned by STT Communications Ltd (“STTC”). STTC is wholly-owned by Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”). Each of STT GDC, STTC and ST Telemedia is a company organized under the laws of the Republic of Singapore. The address of the principal business office of STT GDC is 3 Temasek Avenue, #28-01, Centennial Tower, Singapore 039190. The address of the principal business office of each of ST Telemedia and STTC is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. On November 14, 2017, STT GDC exercised its option to convert, and converted, the convertible bonds in a principal amount of US$50.0 million due December 30, 2019 (the “Convertible Bonds”) then held by it, together with interest accrued thereon of US$4,513,889.00, into 32,540,515 Class A ordinary shares, at a conversion price of US$1.675262 per Class A ordinary share pursuant to and in accordance with the terms and conditions of the Convertible Bonds. On January 30, 2018, we completed our public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by us and 4,425,000 ADSs offered by certain selling shareholders, at a public offering price of US$26.00 per ADS (the “January 2018 Offering”). STT GDC purchased an aggregate of 3,009,857 ADSs in the January 2018 Offering at the public offering price. On March 19, 2019, we completed our public offering of 13,731,343 ADSs at a public offering price of US$33.50 per ADS (the “March 2019 Offering”). STT GDC purchased an aggregate of 6,373,134 ADSs in the March 2019 Offering at the public offering price. On December 10, 2019, we completed our public offering of 6,318,680 ADSs at a public offering price of US$45.50 per ADS (the “December 2019 Offering”). STT GDC purchased an aggregated of 2,274,725 ADSs in the December 2019 Offering at the public offering price.
(4)	EDC Group Limited is a limited liability company established in the British Virgin Islands wholly owned by Solution Leisure Investment Limited, a limited liability company established in the British Virgin Islands which is indirectly wholly owned by a trust of which the family of Mr. William Wei Huang, our chairman and chief executive officer, is the beneficiary. The registered address of EDC Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(5)	The number of ordinary shares beneficially owned is as of December 31, 2019, as reported in a Schedule 13G filed by 12 West Capital Management LP, a Delaware limited partnership (“12 West Management”) on February 14, 2020, and consists of (i) 43,413,336 Class A ordinary shares in the form of 5,426,667 ADSs held by 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), (ii) 33,345,176 Class A ordinary shares in the form of 4,168,147 ADSs held by 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and (iii) 10,776,520 Class A ordinary shares in the form of 1,347,065 ADSs held by DC Opportunity Fund LLC, a Delaware limited liability company (“DCOF”). 12 West Management serves as the investment manager to 12 West Onshore Fund, 12 West Offshore Fund and DCOF, and possesses the sole power to vote and the sole power to direct the disposition of all securities held by them. 12 West Capital Management, LLC is the general partner of 12 West Management. The principal business office of 12 West Management is 90 Park Avenue, 40th Floor, New York, New York 10016, United States.
(6)	The number of ordinary shares beneficially owned is as of December 31, 2019, as reported in a Schedule 13G filed by American Century Investment Management, Inc. on February 11, 2020, and consists of 7,906,585 ADSs representing 63,252,680 Class A ordinary shares held by American Century Investment Management, Inc. (“ACIM”). ACIM is a wholly-owned subsidiary of American Century Companies, Inc. (“ACC”). ACC is controlled by the Stowers Institute for Medical Research. Each of ACIM, ACC and the Stowers Institute for Medical Research is incorporated or organized under the laws of the State of Delaware. The address of the principal business office of each of ACIM, ACC and the Stowers Institute for Medical Research is 4500 Main Street, 9th Floor, Kansas City, Missouri 64111, United States.

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

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into our Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold.

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

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Our WFOEs provided outsourcing and other services to the VIEs within our company with revenues being recognized by the WFOEs, and costs being recognized by the VIEs, RMB658.6 million, RMB1,260.5 million and RMB2,017.0 million (US$289.7 million) in 2017, 2018 and 2019, respectively. These inter-company transactions are eliminated on a consolidated basis.

Transactions with Our Shareholders

During the year ended December 31, 2017, the related interest expenses arising from the convertible bonds due 2019 subscribed by STT GDC amounted to US$4.4 million.

In November 2017, the convertible bonds due 2019 and the interest accrued thereon due to STT GDC were fully converted into 32,540,515 newly issued Class A ordinary shares at the conversion price of US$1.675262. In addition, upon conversion, the accrued but unpaid cash interest due to STT GDC of US$0.8 million was relinquished.

One of our subsidiaries, GDS IDC Services Pte. Ltd., or GDS Singapore, entered into a master service agreement with STT Singapore DC Pte. Ltd., STT DEFU 2 Pte. Ltd. and cloud service providers, pursuant to which GDS Singapore will provide billing and payment collection services as well as other coordination and administration services. During the year ended December 31, 2019, we recognized agency commission from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million (US$0.1 million) and RMB0.3 million (US$47.7 thousand), respectively.

Contractual Arrangements with Our Affiliated Consolidated Entities and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.”

Securities Issuances

The following is a summary of our securities issuances since January 1, 2017.

Ordinary Shares

In October 2017, we formed a new strategic partnership with CyrusOne Inc., or CyrusOne, a premier global data center REIT company, through the execution of a commercial agreement, and the issuance to CyrusOne of 64,257,028 Class A ordinary shares, equivalent to approximately 8.0 million ADSs, at a purchase price of US$1.55625 per ordinary share, or US$12.45 per ADS, for a total consideration of US$100 million. Pursuant to the commercial agreement, the parties intend to exchange best practices as to sales and marketing, data center design and construction, supply chain management, customer relationship management, as well as operations, leveraging the core competencies of both companies in order to deliver data center solutions to their respective customers and assist in their global expansion. In connection with its investment, CyrusOne president and chief executive officer Mr. Gary Wojtaszek joined our board of directors as an observer and will be elected as a director in future. In October 2017, we also agreed to grant to STT GDC and SBCVC, two of our major shareholders, preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following CyrusOne’s investment, whereby STT GDC and SBCVC will have the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement.

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

On March 19, 2019, we completed our follow-on public offering of 13,731,343 ADSs, including full exercise of the underwriters’ option to purchase additional ADSs, representing 109,850,744 Class A ordinary shares, raising US$445.0 million in proceeds to us before expenses but after underwriting discounts and commissions.

On December 10, 2019, we completed our follow-on public offering of 6,318,680 ADSs, including full exercise of the underwriters’ option to purchase additional ADSs, representing 50,549,440 Class A ordinary shares, raising US$278.2 million in proceeds to us before expenses but after underwriting discounts and commissions. In December 2019, we also entered into an amendment of our investment rights agreement with STT GDC (“Amendment No. 2”) to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the follow-on public offering, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings.

Convertible Preferred Shares

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into our Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold. In March 2019, we also entered into an amendment of our investment rights agreement with STT GDC (“Amendment No. 1”) to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the investment by Ping An Overseas Holdings, whereby STT GDC has the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement.

Convertible Bonds and Convertible Notes

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

Share Options and Restricted Shares

In July 2017, August 2018 and August 2019, we granted 13,475,060, 12,941,952 and 14,314,160 non-vested restricted shares to employees, officers and directors, respectively. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

In May, August and November 2017, we issued an aggregate of 502,000 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March, May, August and November 2018, we issued a total of 260,560 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March, May, August and November 2019, we issued a total of 237,312 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

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

Demand Registration Rights

Under the terms of the amended members agreement dated May 19, 2016, among us and our existing shareholders, certain holders of our registrable securities, at any time from after the earlier of (i) six months after our initial public offering and (ii) three years after August 13, 2014, until the date that is five years after the closing of our initial public offering, have the right to demand that we file a registration statement under the Securities Act covering the registration of all or part of their registrable securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected two demand registrations. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelvemonth period.

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

In March 2019, in connection with an investment from Ping An Overseas Holdings, of US$150 million, we entered into an amendment of our investment rights agreement with STT GDC (“Amendment No. 1”) to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the investment by Ping An Overseas Holdings, whereby STT GDC has the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement. A copy of the form of this Amendment No. 1 has been filed with this annual report.

In December 2019, in connection with our follow-on public offering of ADSs representing Class A ordinary shares, we entered into an amendment of our investment rights agreement with STT GDC (“Amendment No. 2”) to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the follow-on public offering, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings. A copy of this Amendment No. 2 has been filed with this annual report.

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

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or ordinary shares that is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;

●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);
●	a partnership or other pass-through entity for United States federal income tax purposes;
●	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or
●	a person whose “functional currency” is not the United States dollar.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ended December 31, 2019 and we do not expect to be a PFIC for our taxable year ending December 31, 2020 or in future taxable years, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special—and generally very unfavorable—tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

A different election, known as the “qualified electing fund,” or “QEF” election, is generally available to holders of PFIC stock, but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gains for each taxable year, computed according to United States federal income tax principles. We do not intend, however, to determine our earnings and profits or net capital gain under United States federal income tax principles, nor do we intend to provide United States Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. From December 31, 2015 to December 31, 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar; and in 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and approximately 5.7% against the U.S. dollar Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, The People’s Bank of China, or the PBOC, set the daily reference rate for the Renminbi at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded RMB7.0000 to US$1.00 since 2008. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China was 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Payments by Depositary

In 2019, we did not receive any payments from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

PART II.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2017, 2018 and 2019.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Modifications of Rights

In October 2017, in connection with an investment from CyrusOne Inc., or CyrusOne, of US$100 million, we granted to CyrusOne, now a major shareholder of ours, registration rights substantially similar to the registration rights granted to holders of our registrable securities pursuant to our amended members agreement. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders. In October 2017, we also agreed to grant to STT GDC and SBCVC, two of our major shareholders, preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following CyrusOne’s investment, whereby STT GDC and SBCVC had the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement. Copies of these rights agreements have been filed with this annual report.

In March 2019, in connection with an investment from Ping An Overseas Holdings, of US$150 million, we entered into an amendment of our investment rights agreement with STT GDC (“Amendment No. 1”) to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the investment by Ping An Overseas Holdings, whereby STT GDC has the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement. A copy of the form of this Amendment No. 1 has been filed with this annual report.

In December 2019, in connection with our follow-on public offering of ADSs representing Class A ordinary shares, we entered into an amendment of our investment rights agreement with STT GDC (“Amendment No. 2”) to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the offering, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings. A copy of this Amendment No. 2 has been filed with this annual report.

E.           Use of Proceeds

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

As of December 31, 2018, we had fully used the net proceeds received from our follow-on public offering in January 2018, which consisted of US$189.8 million used for the development and acquisition of new data centers, with the remaining amounts used for general corporate purposes.

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

As of December 31, 2019, we had fully used the net proceeds received from our offering of convertible senior notes due 2025, which consisted of US$176 million used for the development and acquisition of new data centers, with the remaining amounts used for general corporate purposes.

On March 19, 2019, we completed our follow-on public offering of 13,731,343 ADSs, including full exercise of the underwriters’ option to purchase additional ADSs, representing 109,850,744 Class A ordinary shares, raising US$445.0 million in proceeds to us before expenses but after underwriting discounts and commissions.

As of December 31, 2019, we had used a portion of the net proceeds received from our follow-on public offering in March 2019, which consisted of US$154 million used for the development and acquisition of new data centers as well as general corporate purposes.

On December 10, 2019, we completed our follow-on public offering of 6,318,680 ADSs, including full exercise of the underwriters’ option to purchase additional ADSs, representing 50,549,440 Class A ordinary shares, raising US$278.2 million in proceeds to us before expenses but after underwriting discounts and commissions.

As of December 31, 2019, we have not used any portion of the net proceeds received from our follow-on public offering in December 2019, which consisted of US$190 million to fund a portion of the total cash consideration and assumed liabilities for our announced acquisition, with the remaining amounts to be used for the development and acquisition of new data centers as well as use for general corporate purposes.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2019, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, for the years indicated.

	For the Year Ended
	December 31,
	2018	2019
	(In thousands of US dollars)
Audit Fees(1)	1,534	1,555
Audit-related Fees(2)	77	—
Tax Fees(3)	153	170
All Other Fees(4)	—	—
Total	1,764	1,725
(1)	“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, issue of comfort letters in connection with our registration statements, prospectuses and offering memoranda, assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Audit-related Fees” represents the aggregate fees billed for each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)	“Tax Fees” represents the aggregate fees billed for each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees for services rendered by our principal auditors other than services reported under “Audit Fees”, “Audit-related Fees” and “Tax Fees.”

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

ITEM 16G.    CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing eight ordinary shares, are listed on the Nasdaq Global Market. Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
●	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or
●	have regularly scheduled executive sessions with only independent directors each year.

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

*2.4	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

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

4.5

Agreement Dated December 6, 2017 Between EDC (Chengdu) Industry Co., Ltd. as Borrower and Jiangsu International Trust Co., Ltd. acting as Lender relating to Term Loan Facilities (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-37925), initially filed with the Securities and Exchange Commission on March 13, 2019).

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

4.8**

Equity Interest Pledge Agreement concerning GDS Beijing, among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.9**

Shareholder Voting Rights Proxy Agreement concerning GDS Beijing, among GDS Investment Company, GDS Beijing, William Wei Huang and Qiuping Huang, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.10**

Exclusive Call Option Agreement concerning GDS Beijing, among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.11**

Loan Agreement between William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.12**

Exclusive Technology License and Service Agreement between GDS Beijing and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.13**

Equity Interest Pledge Agreement concerning GDS Shanghai, among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.14**

Shareholder Voting Rights Proxy Agreement concerning GDS Shanghai, among GDS Investment Company, GDS Shanghai, William Wei Huang and Qiuping Huang, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.15**

Intellectual Property Rights License Agreement between GDS Shanghai and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.16**

Exclusive Call Option Agreement concerning GDS Shanghai, among William Wei Huang, Qiuping Huang, GDS Shanghai and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.17**

Exclusive Technology License and Service Agreement between GDS Shanghai and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

4.18**

Loan Agreement among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

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

4.36

Indenture, dated June 5, 2018, between the Registrant and The Bank of New York Mellon, as Trustee, relating to the issuance of Registrant’s 2% Convertible Senior Notes due 2025 in the aggregate principal amount of US$300 million (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-37925), initially filed with the Securities and Exchange Commission on March 13, 2019).

4.37

Investor Rights Agreement, dated March 13, 2019, by and among the Registrant and PA Goldilocks Limited (incorporated by reference to Exhibit 99.4 to our Current Report on Form 6-K for March 2019 (File No. 001-37925), initially filed with the Securities and Exchange Commission on March 13, 2019).

4.38

Form of Amendment No. 1 to Investor Rights Agreement between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to the Amendment No. 7 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the Securities and Exchange Commission on March 19, 2019).

4.39††

Share Purchase Agreement by and between GDS (Shanghai) Investment Co., Ltd., Beijing Zhong Cheng Fu Jing Technology Co., Ltd., Beijing Lan Ting Data Technology Co., Ltd., Beijing Zheng He Tian Ye Economic and Trade Co., Ltd., Jun He, Lanting (Beijing) Information Science and Technology Co., Ltd., and Lanting Xuntong (Beijing) Science and Technology Co., Ltd, dated December 4, 2019 (English Translation) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K for December 2019 (File No. 001-37925), initially filed with the Securities and Exchange Commission on December 5, 2019).

4.40

Amendment No. 2 to Investor Rights Agreement, dated December 10, 2019, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to the Amendment No. 8 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the Securities and Exchange Commission on December 10, 2019).

*4.41

Equity Pledge Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.42

Voting Proxy Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Beijing Wanguo Chang’an Science & Technology Co., Ltd. and Shanghai Xinwan Enterprise Management Co., Ltd. (English Translation).

Exhibit Number	Description of Exhibits

*4.43

Exclusive Call Option Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, among Shanghai Xinwan Enterprise Management Co., Ltd., Beijing Wanguo Chang’an Science & Technology Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.44	Loan Agreement, dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd., Huang Wei, Huang Qiuping and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.45

Exclusive Technology License and Service Agreement, dated December 16, 2019, between Beijing Wanguo Chang'an Science & Technology Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.46	Intellectual Property Rights License Agreement, dated December 16, 2019, between Beijing Wanguo Chang’an Science & Technology Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.47

Equity Pledge Agreement with regards to Shanghai Shu’an Data Services Co., Ltd., dated December 18, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.48

Voting Proxy Agreement with regards to Shanghai Shu’an Data Services Co., Ltd., dated December 18, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Shu’an Data Services Co., Ltd. and Shanghai Xinwan Enterprise Management Co., Ltd. (English Translation).

*4.49

Exclusive Call Option Agreement with regards to Shanghai Shu’an Data Services Co., Ltd., dated December 18, 2019, among Shanghai Xinwan Enterprise Management Co., Ltd., Shanghai Shu’an Data Services Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.50	Loan Agreement, dated December 18, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd., Huang Wei, Huang Qiuping and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.51	Exclusive Technology License and Service Agreement, dated December 18, 2019, between Shanghai Shu’an Data Services Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.52	Intellectual Property Rights License Agreement, dated December 18, 2019, between Shanghai Shu’an Data Services Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.53	Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Li Wenfeng and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.54	Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Liang Yan and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.55	Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Wang Qi and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.56	Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Chen Liang and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.57	Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Chen Yilin and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.58

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Li Wenfeng (English Translation).

Exhibit Number	Description of Exhibits

*4.59

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Liang Yan (English Translation).

*4.60

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Wang Qi (English Translation).

*4.61

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Chen Liang (English Translation).

*4.62

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Chen Yilin (English Translation).

*4.63

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Li Wenfeng, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.64

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Liang Yan, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.65

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Wang Qi, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.66

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Chen Liang, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.67

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Chen Yilin, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.68	Loan Agreement, dated December 16, 2019, between Li Wenfeng and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.69	Loan Agreement, dated December 16, 2019, between Liang Yan and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.70	Loan Agreement, dated December 16, 2019, between Wang Qi and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.71	Loan Agreement, dated December 16, 2019, between Chen Liang and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.72	Loan Agreement, dated December 16, 2019, between Chen Yilin and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.73	Exclusive Technology License and Service Agreement, dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

Exhibit Number	Description of Exhibits

*4.74	Intellectual Property Rights License Agreement, dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*8.1	List of Subsidiaries of the Registrant

11.1**

Code of Business Conduct of the Registrant (incorporated by reference Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the Securities and Exchange Commission on October 4, 2016).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King & Wood Mallesons

*101.INS	XBRL Instance Document.

*101.SCH	XBRL Taxonomy Extension Schema Document.

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

††   Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GDS Holdings Limited

	By:	/s/ William Wei Huang
Name: William Wei Huang
Title: Chief Executive Officer
Date: April 17, 2020

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

GDS Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (“the Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), and for revenue recognition in 2018 due to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606).

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the realizability of deferred tax assets associated with the Company’s net operating loss carry forwards

As discussed in Notes 2 and 20 of the consolidated financial statements, the Company’s net deferred tax assets were RMB73 million as of December 31, 2019. This balance is net of a valuation allowance of RMB206 million recorded by the Company. The deferred tax assets for net operating loss carry forwards and related valuation allowance were RMB235 million and RMB182 million, respectively. The Company evaluated the realizability of the deferred tax assets associated with the Company’s net operating loss carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized, based on the Company’s expectations of future taxable income and timing of net operating losses carry forwards expirations.

We identified the evaluation of the realizability of deferred tax assets associated with the Company's net operating loss carry forwards as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate that sufficient future taxable income will be generated to support the realization of the net operating losses carry forwards before their expiration.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process for evaluating the realizability of deferred tax assets for the net operating loss carry forwards, including controls related to the development of the forecast of the future taxable income and the timing of utilization of net operating losses carry forwards. We evaluated the assumptions used in the development of forecast of future taxable income by comparing to historical actuals while considering the Company’s operation plans for the data centers' forecasted utilization rates. To assess the Company’s ability to forecast, we compared the Company’s previous forecasts to actual results. We performed sensitivity analysis over amount and timing of forecasted taxable income to assess the impact on utilization of net operating losses carry forwards prior to expiration.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China

April 17, 2020

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2018	2019
Assets
Current assets
Cash (including RMB552,153 and RMB730,960 of VIEs as of December 31, 2018 and 2019, respectively)	3	2,161,622	5,810,938
Restricted cash (including RMB87 and nil of VIEs as of December 31, 2018 and 2019, respectively)	3	87	34,299
Accounts receivable, net of allowance for doubtful accounts (including RMB517,346 and RMB858,764 of VIEs as of December 31, 2018 and 2019, respectively)	4	536,842	879,962
Value-added-tax (“VAT”) recoverable (including RMB39,671 and RMB46,817 of VIEs as of December 31, 2018 and 2019, respectively)		163,476	129,994
Prepaid expenses (including RMB32,962 and RMB39,124 of VIEs as of December 31, 2018 and 2019, respectively)		64,843	80,913
Other current assets (including RMB59,499 and RMB32,929 of VIEs as of December 31, 2018 and 2019, respectively)		110,526	148,603
Total current assets		3,037,396	7,084,709

Property and equipment, net (including RMB3,058,294 and RMB2,911,727 of VIEs as of December 31, 2018 and 2019, respectively)	5	13,994,945	19,184,639
Intangible assets, net (including RMB181,025 and RMB159,860 of VIEs as of December 31, 2018 and 2019, respectively)	6	482,492	394,628
Prepaid land use rights, net	7	756,957	747,187
Operating lease right-of-use assets (including RMB91,329 of VIEs as of December 31, 2019)	12	—	796,679
Goodwill	8	1,751,970	1,905,840
Deferred tax assets (including RMB16,676 and RMB34,157 of VIEs as of December 31, 2018 and 2019, respectively)	20	36,974	72,931
Restricted cash (including RMB39,346 and RMB29,508 of VIEs as of December 31, 2018 and 2019, respectively)	3	123,039	128,025
VAT recoverable (including RMB115,054 and RMB136,011 of VIEs as of December 31, 2018 and 2019, respectively)		488,526	888,483
Other non-current assets (including RMB81,290 and RMB75,873 of VIEs as of December 31, 2018 and 2019, respectively)		212,944	289,410
Total assets		20,885,243	31,492,531

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including RMB235,250 and RMB254,000 of VIEs without recourse to the primary beneficiary as of December 31, 2018 and 2019, respectively)	9	1,283,320	1,137,737
Accounts payable (including RMB212,698 and RMB181,448 of VIEs without recourse to the primary beneficiary as of December 31, 2018 and 2019, respectively)		1,508,020	1,675,966
Accrued expenses and other payables (including RMB148,945 and RMB160,401 of VIEs without recourse to the primary beneficiary as of December 31, 2018 and 2019, respectively)	11	476,564	817,883
Deferred revenue (including RMB54,101 and RMB68,003 of VIEs without recourse to the primary beneficiary as of December 31, 2018 and 2019, respectively)	4	73,077	90,316
Operating lease liabilities, current (including RMB31,869 of VIEs without recourse to the primary beneficiary as of December 31, 2019)	12	—	55,139
Finance lease and other financing obligations, current (including RMB96,787 and RMB125,318 of VIEs without recourse to the primary beneficiary as of December 31, 2018 and 2019, respectively)	12	166,898	222,473

Total current liabilities		3,507,879	3,999,514

Long-term borrowings, excluding current portion (including RMB60,000 and RMB12,500 of VIEs without recourse to the primary beneficiary as of December 31, 2018 and 2019, respectively)	9	5,203,708	8,028,473
Convertible bonds payable	10	2,004,714	2,049,654
Operating lease liabilities, non-current (including RMB66,387 of VIEs without recourse to the primary beneficiary as of December 31, 2019)	12	—	709,998
Finance lease and other financing obligations, non-current (including RMB1,068,862 and RMB921,965 of VIEs without recourse to the primary beneficiary as of December 31, 2018 and 2019, respectively)	12	4,134,327	4,751,121
Deferred tax liabilities (including RMB69,624 and RMB76,297 of VIEs without recourse to the primary beneficiary as of December 31, 2018 and 2019, respectively)	20	171,878	252,672
Other long-term liabilities (including RMB10,740 and RMB29,950 of VIEs without recourse to the primary beneficiary as of December 31, 2018 and 2019, respectively)	13	340,812	345,537
Total liabilities		15,363,318	20,136,969

Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2019; Redemption value of RMB1,061,981 as of December 31, 2019; Liquidation value of RMB1,537,636 as of December 31, 2019)	14	—	1,061,981

Shareholders’ Equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 939,479,307 and 1,148,842,379 Class A ordinary shares issued and outstanding as of December 31, 2018 and 2019, respectively; 67,590,336 and 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2018 and 2019, respectively)	17	341	412
Additional paid-in capital		7,275,945	12,403,043
Accumulated other comprehensive loss		(139,254)	(52,684)
Accumulated deficit		(1,615,107)	(2,057,190)
Total shareholders’ equity		5,521,925	10,293,581
Commitments and contingencies	25

Total liabilities, redeemable preferred shares and shareholders' equity		20,885,243	31,492,531

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2017	2018	2019

Net revenue	19	1,616,166	2,792,077	4,122,405
Cost of revenue		(1,207,694)	(2,169,636)	(3,079,679)
Gross profit		408,472	622,441	1,042,726

Operating expenses
Selling and marketing expenses		(90,118)	(110,570)	(129,901)
General and administrative expenses		(228,864)	(329,601)	(411,418)
Research and development expenses		(7,261)	(13,915)	(21,627)
Income from operations		82,229	168,355	479,780

Other income (expenses):
Interest income		5,600	19,213	53,017
Interest expenses		(412,003)	(656,186)	(968,693)
Foreign currency exchange (loss) gain, net		(12,299)	20,306	(6,000)
Government grants		3,062	3,217	9,898
Others, net		435	5,436	5,565
Loss before income taxes		(332,976)	(439,659)	(426,433)

Income tax benefits (expenses)	20	6,076	9,391	(15,650)
Net loss		(326,900)	(430,268)	(442,083)

Change in redemption value of redeemable preferred shares	14	—	—	(17,760)
Cumulative dividend on redeemable preferred shares	14	—	—	(40,344)

Net loss attributable to ordinary shareholders		(326,900)	(430,268)	(500,187)

Loss per ordinary share
Basic and diluted	22	(0.42)	(0.43)	(0.45)

Weighted average number of ordinary share outstanding
Basic and diluted	22	784,566,371	990,255,959	1,102,953,366

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2017	2018	2019

Net loss	(326,900)	(430,268)	(442,083)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax	(8,608)	61,434	86,570

Comprehensive loss	(335,508)	(368,834)	(355,513)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

					Accumulated
				Additional	other
		Ordinary Shares		paid-in	comprehensive	Accumulated	Total
	Note	Number	Amount	capital	income (loss)	deficit	equity

Balance at January 1, 2017		760,009,043	260	4,036,959	(192,080)	(858,665)	2,986,474

Loss for the year		—	—	—	—	(326,900)	(326,900)
Other comprehensive loss		—	—	—	(8,608)	—	(8,608)
Total comprehensive loss		—	—	—	(8,608)	(326,900)	(335,508)

Issuance of ordinary shares	17	64,257,028	21	649,813	—	—	649,834
Conversion of convertible bonds	17	97,870,263	32	1,106,195	—	—	1,106,227
Shares surrendered		(866,655)	—	—	—	—	—
Shares issued to depository bank	22	20,000,000	7	(7)	—	—	—
Share-based compensation	18	—	—	59,843	—	—	59,843
Exercise of share options	18	816,880	—	4,180	—	—	4,180
Vesting of restricted shares	18	1,621,120	—	—	—	—	—
Settlement of liability-classified restricted shares award	18	502,000	—	4,462	—	—	4,462
Settlement of share options and restricted share awards with shares held by depository bank		(2,940,000)	—	—	—	—	—

Balance at December 31, 2017 and January 1, 2018		941,269,679	320	5,861,445	(200,688)	(1,185,565)	4,475,512

Impact of change in accounting policy		—	—	—	—	726	726
Adjusted balance at January 1,2018		941,269,679	320	5,861,445	(200,688)	(1,184,839)	4,476,238

Loss for the year		—	—	—	—	(430,268)	(430,268)
Other comprehensive income		—	—	—	61,434	—	61,434
Total comprehensive loss		—	—	—	61,434	(430,268)	(368,834)

Issuance of ordinary shares	17	65,800,000	21	1,283,287	—	—	1,283,308
Shares surrendered		(36)	—	—	—	—	—
Share-based compensation	18	—	—	105,877	—	—	105,877
Exercise of share options	18	3,614,464	—	18,979	—	—	18,979
Vesting of restricted shares	18	7,066,060	—	—	—	—	—
Settlement of liability-classified restricted shares award	18	260,560	—	6,357	—	—	6,357
Settlement of share options and restricted share awards with shares held by depository bank		(10,941,084)	—	—	—	—	—

Balance at December 31, 2018 and January 1, 2019		1,007,069,643	341	7,275,945	(139,254)	(1,615,107)	5,521,925

Loss for the year		—	—	—	—	(442,083)	(442,083)
Other comprehensive income		—	—	—	86,570	—	86,570
Total comprehensive loss		—	—	—	86,570	(442,083)	(355,513)

Issuance of ordinary shares	17	160,400,184	55	4,934,071	—	—	4,934,126
Shares surrendered		(8)	—	—	—	—	—
Shares issued to depository bank	22	48,962,896	16	(16)	—	—	—
Redeemable preferred shares dividends	14	—	—	(40,344)	—	—	(40,344)
Change in redemption value of redeemable preferred shares	14	—	—	(17,760)	—	—	(17,760)
Share-based compensation	18	—	—	189,756	—	—	189,756
Exercise of share options	18	10,150,336	—	53,407	—	—	53,407
Vesting of restricted shares	18	8,885,120	—	—	—	—	—
Settlement of liability-classified restricted shares award	18	237,312	—	7,984	—	—	7,984
Settlement of share options and restricted share awards with shares held by depository bank		(19,272,768)	—	—	—	—	—

Balance at December 31, 2019		1,216,432,715	412	12,403,043	(52,684)	(2,057,190)	10,293,581

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2017	2018	2019

Cash flows from operating activities:
Net loss		(326,900)	(430,268)	(442,083)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of debt issuance cost and debt discount		48,100	61,373	99,380
Depreciation and amortization		378,130	741,507	1,142,032
Net loss (gain) on disposal of property and equipment		—	2,212	(703)
Share-based compensation expense	18	59,843	105,877	189,756
Loss from equity method investment		—	—	1,213
Allowance for doubtful accounts	4	—	241	274
Deferred tax benefit	20	(11,622)	(36,597)	(50,172)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable		(134,631)	(157,708)	(342,191)
VAT recoverable		(194,335)	(221,390)	(323,044)
Prepaid expenses		520	(14,153)	(13,320)
Other current assets		11,500	(11,477)	(8,095)
Other non-current assets		(23,111)	(37,035)	(8,678)
Accounts payable		33,903	25,292	22,540
Deferred revenue		14,952	17,468	31,417
Accrued expenses and other payables		(83,260)	(56,693)	(20,434)
Other long-term liabilities		59,095	(1,559)	1,299
Operating leases		—	—	14,245

Net cash (used in) provided by operating activities		(167,816)	(12,910)	293,436

Cash flows from investing activities
Payments for purchase of property and equipment and land use rights		(1,720,165)	(4,260,977)	(4,557,686)
Payments for purchase of intangible assets		(6,000)	—	—
Loans advanced to subsidiaries prior to acquisitions	8	(6,025)	—	—
Cash acquired from the business combinations	8	24,916	466	12,091
Cash paid for the business combinations		(252,780)	(359,372)	(190,066)
Cash paid for the asset acquisitions	8	—	(115,167)	(363,939)
Cash paid for equity investments		—	—	(6,000)
Deposits paid for potential acquisitions		(5,000)	(1,000)	(30,700)
Proceeds from sale of property and equipment		—	13,896	5,069
Deposits paid for construction of property and equipment		(40,000)	(10,896)	—

Net cash used in investing activities		(2,005,054)	(4,733,050)	(5,131,231)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2017	2018	2019

Cash flows from financing activities:
Proceeds from short-term borrowings		553,490	943,088	467,744
Proceeds from long-term borrowings		3,086,390	2,814,197	5,000,510
Repayment of short-term borrowings		(381,071)	(776,224)	(758,941)
Repayment of long-term borrowings		(1,401,023)	(834,154)	(1,968,913)
Payment of issuance cost of borrowings		(62,460)	(91,124)	(156,742)
Proceeds from exercise of stock options		3,377	16,866	55,469
Net proceeds from issuance of convertible bonds	10	—	1,867,304	—
Net proceeds from issuance of ordinary shares	17	649,834	1,283,308	4,934,126
Net proceeds from issuance of redeemable preferred shares	14	—	—	989,349
Payment of redeemable preferred shares dividends	14	—	—	(25,014)
Payment under finance lease and other financing obligations	12	(68,670)	(190,718)	(289,467)
Proceeds from other financing arrangements		—	—	302,761
Deferred payments for purchase of property and equipment		—	—	(68,864)
Payment of contingent consideration for the acquisition of subsidiaries		(24,139)	(155,737)	(120,079)

Net cash provided by financing activities		2,355,728	4,876,806	8,361,939

Effect of exchange rate changes on cash and restricted cash		(74,250)	206,302	164,370

Net increase in cash and restricted cash		108,608	337,148	3,688,514
Cash and restricted cash at beginning of year		1,838,992	1,947,600	2,284,748

Cash and restricted cash at end of year		1,947,600	2,284,748	5,973,262

Supplemental disclosures of cash flow information
Interest paid		358,748	633,063	841,388
Income tax paid		1,369	3,371	17,031
Supplemental disclosures of non-cash investing and financing activities
Right-of-use assets obtained in exchange for new operating lease liabilities		—	—	333,775
Payables (settlement of payables) for purchase of property and equipment and prepaid land use rights		445,950	(179,509)	48,511
Purchase of property and equipment through finance leases and other financing arrangement	12	828,452	720,753	675,384
Changes in consideration payable for the acquisition of subsidiaries		280,370	148,217	239,096
Settlement of liability-classified restricted share award	18	4,462	6,357	7,984
Conversion of convertible bonds	17	1,106,227	—	—

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

(a)  Description of business

GDS Holdings Limited (the “Parent” or “GDS Holdings”) was incorporated in the Cayman Islands on December 1, 2006. GDS Holdings and its consolidated subsidiaries and consolidated variable interest entities (collectively referred to as “the Company”) are principally engaged in providing colocation, managed hosting and managed cloud services in the People’s Republic of China (the “PRC” excluding Taiwan, the Hong Kong Special Administrative Region (the “Hong Kong SAR”) and the Macao Special Administrative Region for the purposes of these consolidated financial statements only) and Hong Kong SAR. The Company operates its data centers in Hong Kong SAR, Shanghai Municipality, Beijing Municipality, Jiangsu Province, Guangdong Province, Sichuan Province and Hebei Province of the PRC and serves customers that primarily operate in the cloud, internet and banking industries.

(b)  Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousand.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of GDS Holdings Limited, its subsidiaries and consolidated variable interest entities and variable interest entities’ subsidiaries for which the Company is the primary beneficiary.

In certain regions of the PRC, the Company’s operations are conducted through Shanghai Xinwan Enterprise Management Co., Ltd. (“Management HoldCo”), Beijing Wanguo Chang’an Science and Technology Co., Ltd. (“GDS Beijing”), GDS Beijing’s subsidiaries and Shanghai Shu’an Data Services Co., Ltd. (“GDS Shanghai”) (referred to as the “VIEs”) to comply with the PRC laws and regulations, which prohibit foreign investments in companies that are engaged in data center related business in those regions. Individuals acting as nominee equity holders ultimately hold the legal equity interests of the VIEs on behalf of the Company.

The equity holders of GDS Beijing and GDS Shanghai were William Wei Huang, CEO of the Company, and his relative. In order to enhance corporate governance and facilitate administration of the VIEs, in December 2019, GDS Holdings completed transfer of ownership of the 100% equity interest of GDS Beijing and GDS Shanghai from William Wei Huang and his relative to a newly established holding company, Management HoldCo. The entire equity interest in Management HoldCo is held by a number of management personnel designated by the Board of Directors of GDS Holdings. In conjunction with the transfer of legal ownership, GDS (Shanghai) Investment Co., Ltd. (“GDS Investment Company”), a subsidiary of GDS Holdings, entered into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the previous contractual arrangements with GDS Beijing and GDS Shanghai on substantially the same terms under such previous contractual arrangements. The previous contractual arrangements were terminated simultaneously when the current contractual arrangements came into effect, and the subsidiary of GDS Holdings under the previous and current contractual arrangements is the same entity, namely GDS Investment Company. GDS Holdings also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. William Wei Huang acts as the Chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing and GDS Shanghai and their subsidiaries respectively. Other management members of GDS and board appointee serve as directors and officers of Management HoldCo., GDS Investment Company, GDS Beijing and GDS Shanghai and their subsidiaries.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

This restructuring could reduce risk by allocating ownership of the VIEs among a larger number of individual management shareholders, and strengthen corporate governance with the establishment of the board of directors in the VIEs and its subsidiaries. This restructuring could also create a more stable ownership structure by avoiding reliance on a single or small number of natural persons, and by buffering the ownership of the VIEs with an additional layer of legal entities, creating an institutional structure that is tied to the Company’s management philosophy and culture.

VIE Agreements were entered into among GDS Beijing, GDS Shanghai, Management HoldCo, its shareholders and GDS Investment Company. The following is a summary of the contractual VIE Agreements entered among GDS Investment Company, GDS Beijing, GDS Shanghai, Management HoldCo and its shareholders.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Management HoldCo has pledged all of his or her equity interest in Management HoldCo as a continuing first priority security interest in favor of GDS Investment Company, as applicable, to respectively guarantee Management HoldCo’s and its shareholders’ performance of their obligations under the relevant contractual arrangement, and Management HoldCo has pledged all of its equity interest in GDS Beijing and GDS Shanghai as a continuing first priority security interest in favor of GDS Investment Company, as applicable, to respectively guarantee their performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and service agreement, loan agreement, exclusive call option agreement, and shareholder voting rights proxy agreement, and intellectual property rights license agreement. If GDS Beijing or GDS Shanghai or Management HoldCo or any of its shareholders breaches their contractual obligations under these agreements, GDS Investment Company, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Management HoldCo, GDS Beijing and GDS Shanghai in accordance with PRC law. Management HoldCo and each of its shareholders agrees that, during the term of the equity interest pledge agreements, it or he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Investment Company. The equity interest pledge agreements remain effective until GDS Beijing and GDS Shanghai and Management HoldCo and its shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered by Management HoldCo, GDS Beijing and GDS Shanghai in favor of GDS Investment Company with the relevant office of the Administration for Market Regulation in accordance with the PRC Property Rights Law.

Shareholder Voting Rights Proxy Agreements. Pursuant to the shareholder voting rights proxy agreements, each of GDS Beijing, GDS Shanghai, Management HoldCo and each of its shareholders has irrevocably appointed the PRC citizen(s) as designated by GDS Investment Company to act as GDS Beijing’s, GDS Shanghai’s, Management HoldCo’s and its such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Management HoldCo, GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai requiring shareholder approval, and appointing directors and executive officers. GDS Investment Company is also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of GDS Beijing, GDS Shanghai, Management HoldCo and its shareholders with prior notice to Management HoldCo or its such shareholders. Each shareholder voting rights proxy agreement will remain in force for so long as Management HoldCo remains a shareholder of GDS Beijing or GDS Shanghai and the shareholder remains a shareholder of Management HoldCo, as applicable.

Exclusive Technology License and Service Agreements. Under the exclusive technology license and service agreements, GDS Investment Company licenses certain technology to each of Management Holdco, GDS Beijing and GDS Shanghai and GDS Investment Company has the exclusive right to provide Management HoldCo, GDS Beijing and GDS Shanghai with technical support, consulting services and other services. Without GDS Investment Company’s prior written consent, each of Management HoldCo, GDS Beijing and GDS Shanghai agrees not to accept the same or any similar services provided by any third party. Each of Management HoldCo, GDS Beijing and GDS Shanghai agrees to pay service fees on a yearly basis and at an amount equivalent to all of its net profits as confirmed by GDS Investment Company. GDS Investment Company owns the intellectual property rights arising out of its performance of these agreements. In addition, each of Management HoldCo, GDS Beijing and GDS Shanghai has granted GDS Investment Company an exclusive right to purchase or to be licensed with any or all of the intellectual property rights of Management HoldCo, GDS Beijing or GDS Shanghai at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, these agreements will continue remaining effective.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Intellectual Property Rights License Agreements. Pursuant to an intellectual property rights license agreement between GDS Investment Company and each of Management HoldCo, GDS Beijing and GDS Shanghai, Management HoldCo, GDS Beijing and GDS Shanghai has granted GDS Investment Company an exclusive license to use for free any or all of the intellectual property rights owned by each of them from time to time, and without the parties’ prior written consent, Management HoldCo, GDS Beijing and GDS Shanghai cannot take any actions, including without limitation to, transferring or licensing outside its ordinary course of business any intellectual property rights to any third parties, which may affect or undermine GDS Investment Company’s use of the licensed intellectual property rights from Management HoldCo, GDS Beijing and GDS Shanghai. The parties have also agreed under the agreement that GDS Investment Company should own the new intellectual property rights developed by it regardless whether such development is dependent on any of the intellectual property rights owned by Management HoldCo, GDS Beijing and GDS Shanghai. This agreement can only be early terminated by prior mutual consent of the parties and need to be renewed upon GDS Investment Company’s unilateral request.

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreements, Management HoldCo and each of its shareholders has irrevocably granted GDS Investment Company an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of Management HoldCo’s equity interests in GDS Beijing and GDS Shanghai or its such shareholders’ equity interests in Management HoldCo. The purchase price should equal to the minimum price required by PRC law or such other price as may be agreed by the parties in writing. Without GDS Investment Company’s prior written consent, Management HoldCo and its shareholders have agreed that each of Management HoldCo, GDS Beijing and GDS Shanghai shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans, distribute dividends to the shareholders and etc. These agreements will remain effective until all equity interests of Management HoldCo, GDS Beijing and GDS Shanghai held by their shareholders have been transferred or assigned to GDS Investment Company or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between GDS Investment Company and Management HoldCo or its shareholders, GDS Investment Company has agreed to extend loans in an aggregate amount of RMB310,100 to Management HoldCo solely for the capitalization of GDS Beijing and GDS Shanghai and RMB1,000 to the shareholders of Management HoldCo solely for the capitalization of Management HoldCo. Pursuant to the loan agreements, GDS Investment Company has the right to require repayment of the loans upon delivery of thirty- day’s prior notice to Management HoldCo or its shareholders, as applicable, and Management HoldCo or its shareholders can repay the loans by either sale of their equity interests in GDS Beijing and GDS Shanghai or Management HoldCo, as applicable, to GDS Investment Company or its designated person(s) pursuant to their respective exclusive call option agreements, or other methods as determined by GDS Investment Company pursuant to its articles of association and the applicable PRC laws and regulations.

Under the terms of the VIE Agreements, the Company has (i) the right to receive service fees on a yearly basis at an amount equivalent to all of the net profits of the VIEs under the exclusive technology license and services agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law; and (iv) the right to require each of the shareholder of the VIEs to appoint the PRC citizen(s) as designated by GDS Investment Company to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of the VIEs requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in the VIEs, and appointing directors and executive officers.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company has been advised by its PRC legal counsel that each of the VIE agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws and the ownership structure of the VIEs does not violate applicable PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. There can be no assurance that the PRC authorities will take a view that is not contrary to or otherwise different. If the current ownership structure of the Company and the VIE Agreements are determined to be in violation of any existing or future PRC laws and regulations, the PRC government could:

●	Levy fines on the Company or confiscate income of the Company;
●	Revoke or suspend the VIEs' business or operating licenses;
●	Discontinue or place restrictions or onerous conditions on VIE's operations;
●	Require the Company to discontinue their operations in the PRC;
●	Require the Company to undergo a costly and disruptive restructuring;
●	Take other regulatory or enforcement actions that could be harmful to the Company's business.

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

The assets and liabilities of VIEs are presented parenthetically on the face of the consolidated balance sheets, except for the exclusion of bank borrowings of VIEs totaling RMB1,444,176 and RMB1,562,198, net of debt issuance cost, as of December 31, 2018 and 2019, respectively, that are guaranteed by GDS Holdings.

Accounts receivable and property and equipment of VIEs with carrying amounts of RMB83,468 and RMB114,344, respectively, as of December 31, 2019 that were pledged solely to secure banking borrowings of VIEs. As of December 31, 2018, RMB78,556 and RMB335,708 of accounts receivable and property and equipment respectively of VIEs were pledged solely to secure banking borrowings of VIEs.

Net revenue, net income, operating, investing and financing cash flows of the VIEs that were included in the Company’s consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Years ended December 31,
	2017	2018	2019

Net revenue	1,469,929	2,712,875	4,013,561
Net income (loss)	44,541	(59,757)	99,857
Net cash provided by operating activities	186,843	739,848	414,424
Net cash used in investing activities	(286,476)	(1,063,826)	(201,995)
Net cash (used in) provided by financing activities	(7,417)	614,575	(43,547)

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Costs recognized by the VIEs for outsourcing and other services provided by other entities within the Company were RMB658,617, RMB1,260,481 and RMB2,017,032 for the years ended December 31, 2017, 2018 and 2019, respectively, net of the services provided to other entities within the Company. These inter-company transactions are eliminated in the consolidated financial statements.

(b)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable, the valuation of derivatives, the realization of deferred income tax assets, the fair value of share-based compensation awards, the recoverability of long-lived assets, valuation of right-of-use assets and the fair value of the asset retirement obligation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)   Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2018 and 2019.

(d)   Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s use, as security for bank borrowings and related interests. Upon repayment of bank borrowings and the related interests, the deposits are released by the bank and available for general use by the Company.

(e)   Fair value of financial instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (note 16 to the consolidated financial statements):

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(f)   Contract balances

The timing of revenue recognition, billings and cash collections result in accounts receivable, contract assets and contract liabilities (i.e. deferred revenue). Accounts receivable are recorded at the invoice amount, net of an allowance for doubtful account and is recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the accounts receivable aging, and the customers’ repayment patterns. The Company reviews its allowance for doubtful accounts on a customer-by-customer basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

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

(g)   Equity Method Investments

The Company’s investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are generally accounted for under the equity method of accounting, as the Company concluded it does not have control, but has the ability to exercise significant influence over the investees. Equity method investments are initially measured at cost, and are subsequently adjusted for cash contributions, distributions and the Company's share of the income and losses of the investees. The Company records its equity method investment in other non-current assets in the consolidated balance sheet. The Company's proportionate share of the income or loss from its equity method investment are recorded in others, net in the consolidated statement of operations. The Company reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees' fair value. The Company did not record any impairment charges related to its equity method investment for the year ended December 31, 2019. Equity method investment is recorded in other non-current assets on the consolidated balance sheets. The Company’s share of the earnings or losses of equity method investee are recorded in others, net on the consolidated statements of operations.

(h)   Property and equipment

Property and equipment are carried at cost less accumulated depreciation and any recorded impairment. Property and equipment acquired under finance leases are initially recorded at the present value of minimum lease payments.

Gains or losses arising from the disposal of an item of property and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The estimated useful lives are presented below.

Land	Remaining lease terms
Buildings	Shorter of the lease term and 30 years
Data center equipment
– Machinery	10 - 20 years
– Other equipment	3 - 5 years
Leasehold improvement	Shorter of the lease term and the estimated useful lives of the assets
Furniture and office equipment	3 - 5 years
Vehicles	5 years

Construction in progress primarily consists of the cost of data center buildings and the related construction expenditures that are required to prepare the data center buildings for their intended use.

No depreciation is provided in respect of construction in progress until it is substantially completed and ready for its intended use. Once a data center building is ready for its intended use and becomes operational, construction in progress is transferred to the respective category of property and equipment and is depreciated over the estimated useful life of the underlying assets.

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. For assets acquired under a finance lease, the assets are amortized in a manner consistent with the Company’s normal depreciation policy for owned assets if the lease transfers ownership to the Company by the end of the lease term or contains a bargain-purchase-option. Otherwise, assets acquired under a finance lease are amortized over the lease term.

(i)   Long-lived assets held for sale

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

(j)    Leases

The Company is a lessee in several non-cancellable operating leases and finance leases, primarily for data centers, lands, offices and other equipment. The Company adopted ASC 842 on January 1, 2019, using a modified retrospective method.

Accounting for leases before adoption of ASC 842, Leases

Before adoption of ASC 842, the Company accounted for leases in accordance with ASC 840, Leases, according to which, leases were classified at the lease inception date as either a capital lease or an operating lease. A lease was a capital lease if any of the following conditions existed: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Company recorded a capital lease as an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term.

If at any time the lessee and lessor agree to change the provisions of the lease, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease under the lease classification criteria had the changed terms been in effect at lease inception, the revised agreement was considered as a new agreement over its term, and the lease classification criteria was applied for purposes of classifying the new lease.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company recorded an asset and related financing obligation for the estimated construction costs under build-to-suit lease arrangements where it was considered the owner for accounting purposes, to the extent the Company was involved in the construction of the building or structural improvements or had construction risk prior to commencement of a lease. Upon completion of the construction and commencement of the lease terms, the Company assessed whether these arrangements qualify for sales recognition under the deemed sale-leaseback transaction. If the arrangements did not qualify for sales recognition under the sale-leaseback accounting guidance, the Company continued to be the deemed owner of the build-to-suit assets for financial reporting purposes. The Company kept the construction costs of the assets on its balance sheet. In addition, lease payments less the portion considered to be interest expense decreased the financing liability.

Rental costs on operating leases were charged to expense on a straight-line basis over the lease term. Certain operating leases contain rent holidays and escalating rent. Rent holidays and escalating rent were considered in determining the straight-line rent expense to be recorded over the lease term. Rental costs associated with building operating leases that were incurred during the construction of leasehold improvements and to otherwise ready the property for the Company’s intended use were recognized as rental expenses and were not capitalized.

Accounting for leases after adoption of ASC 842, Leases

The Company determines if an arrangement is or contains a lease at its inception.

The Company recognizes lease liabilities and right-of-use (“ROU”) assets at lease commencement date. Lease liabilities are initially and subsequently measured at the present value of unpaid lease payments at the lease commencement date and is subsequently measured at amortized cost using the effective-interest method. Since most of the Company's leases do not provide an implicit rate, the Company uses its own incremental borrowing rate on a collateralized basis in determining the present value of unpaid lease payments.

ROU assets are initially measured at cost, which consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. For operating leases, the Company recognizes a single lease cost on a straight-line basis over the remaining lease term. For finance leases, the ROU assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. Amortization of the ROU assets are recognized and presented separately from interest expense on the lease liability.

ROU assets for operating and finance leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment—Overall, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Prior to the adoption of ASC 842, prepayment for land use rights are presented as prepaid land use rights on the consolidated balance sheet and are measured at cost and subsequently amortized using the straight-line method. Upon the adoption of ASC 842 on January 1, 2019, land use rights acquired are assessed in accordance with ASC 842 and recognized in operating lease right-of-use assets if they meet the definition of operating lease, or property and equipment if they meet the definition of finance lease.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases (i.e. leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise).

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company records an asset and related financing obligation for the estimated construction costs under build-to-suit lease arrangements where it controls the asset during construction. Upon completion of the construction and commencement of the lease terms, the Company assesses whether these arrangements qualify for sales recognition under the deemed sale-leaseback transaction. If the arrangements do not qualify for sales recognition under the sale-leaseback accounting guidance, the Company continues to be the deemed owner of the build-to-suit assets for financial reporting purposes. The Company keeps the construction costs of the assets on its balance sheet. In addition, lease payments less the portion considered to be interest expense decrease the financing liability.

If a lease is modified and that modification is not accounted for as a separate contract, the classification of the lease is reassessed as of the effective date of the modification based on its modified terms and conditions and the facts and circumstances as of that date.

(k)    Asset retirement costs

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

Asset retirement obligations are recorded in other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability:

Asset retirement obligations as of January 1, 2017	9,305
Additions	7,394
Accretion expense	949
Asset retirement obligations as of December 31, 2017	17,648
Additions	16,391
Accretion expense	1,840
Asset retirement obligations as of December 31, 2018	35,879
Additions	13,572
Accretion expense	2,990
Asset retirement obligations as of December 31, 2019	52,441

(l)   Intangible assets

Intangible assets acquired in the acquisitions comprised of customer relationships and licenses.

The weighted-average amortization period by major intangible asset class is as follows:

Customer relationships	5-15 years
Licenses	20 years

Customer relationships represent the orders, backlog and customer lists, which arise from contractual rights or through means other than contracts. Customer relationships are amortized using a straight-line method, as the pattern in which the economic benefits of the intangible assets are consumed or used up cannot be reliably determined.

Licenses are amortized using a straight-line method over the estimated beneficial period.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The intangible assets before January 1, 2019 also include favorable leases acquired in the acquisitions with weighted-average amortization period of 13 to 20 years. Favorable lease was recognized as an intangible asset if the terms of the acquiree’s operating lease were favorable relative to market terms. Favorable lease was amortized on a straight-line method over the lease term. Upon adoption of ASC 842, Leases on January 1, 2019, favorable leases were reclassified to operating lease ROU assets.

(m)   Prepaid land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR acquired before the adoption of ASC 842, and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the remaining terms of the land use right ranging from 27 to 42 years.

(n)  Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit.

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Company performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. No impairment losses were recorded for goodwill for the years ended December 31, 2017, 2018 and 2019.

(o)   Impairment of long-lived assets

Long-lived assets (primarily including property and equipment, operating lease right-of-use assets and prepaid land use rights) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived assets or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for long-lived assets for the years ended December 31, 2017, 2018 and 2019.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(p)   Value-added-tax (“VAT”)

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

As of December 31, 2018 and 2019, the Company recorded a VAT recoverable of RMB163,476 and RMB129,994 in current assets, and RMB488,526 and RMB888,483 in non-current assets, respectively. The Company also recorded VAT payables of RMB11,350 and RMB7,886 in accrued expenses and other payables, in the consolidated balance sheets as of December 31, 2018 and 2019, respectively.

(q)   Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At the end of each reporting period, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss.

The Company entered into interest rate swap and foreign currency forward contracts primarily for the purpose to manage the interest rate and foreign exchange risk for the long-term borrowings. The Company has elected not to apply hedge accounting to these derivative instruments and recognized all derivatives on the Company's consolidated balance sheets at fair value. The Company estimates the fair value of its interest rate swap and foreign currency forward contracts using a pricing model based on market observable inputs. Fair value gains or losses associated with interest rate swap and foreign currency forward contracts are recorded within interest expenses and foreign exchange gain/(loss) in the Company’s consolidated statements of operations. Cash received or paid for realized gains or losses associated with interest rate swap and foreign currency forward contracts are included in operating cash flows in the consolidated statements of cash flows.

For further information on derivative financial instruments, see Note 15 below.

(r)   Commitment and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(s)    Revenue recognition

The Company adopted ASC 606 Revenue from Contracts with Customers on January 1, 2018. The Company applied ASC 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at January 1, 2018. The Company elects to apply this guidance retrospectively only to contracts that are not completed contracts as of January 1, 2018.

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

The Company derives revenue primarily from the delivery of (i) colocation services; and (ii) managed services, including managed hosting services and managed cloud services. The remainder of the Company’s revenue is from IT equipment sales that are either sold on a stand-alone basis or bundled in a managed service contract arrangement and consulting services.

Colocation services are services where the Company provides space, power and cooling to customers for housing and operating their IT system equipment in the Company’s data centers.

Managed hosting services are services where the Company provides outsourced services to manage the customers’ data center operations, including data migration, IT operations, security and data storage.

Managed cloud services are services where the Company offers direct private connection to major cloud platforms, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services.

Certain contracts with customers for colocation services and managed services provide for variable considerations that are primarily based on the usage of such services. Revenues on such contracts are recognized based on the agreed usage-based fees as the actual services are rendered throughout the contract term. Certain contracts with remaining customers provide for a fixed consideration over the contract service period. Revenue on such contracts are recognized on a straight-line basis over the term of the contract.

In certain colocation and managed hosting service contracts, the Company agrees to charge customers for their actual power consumption. Relevant revenue is recognized based on actual power consumption during each period. In certain other colocation and managed hosting service contracts, the Company specifies a fixed power consumption limit each month for customers. If a customer’s actual power consumption is below the limit, no additional fee is charged. If the actual power consumption is above the limit, the Company charges the customer additional power consumption fees calculated based on the portion of actual power consumption exceeding the limit, multiplied by a fixed unit price, which is determined based on market price, without providing the customer with any rights to acquire additional goods or services. Accordingly, relevant revenue is recognized each month based on actual additional power consumption fees.

The Company’s colocation service and managed service contracts with customers contain both lease and nonlease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company elected to apply the practical expedient on the contracts that meet the conditions. In addition, the Company has performed a qualitative analysis to determine that the non-lease component is the predominant component of its revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“Topic 606”). For contracts that do not meet the conditions required to adopt the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“Topic 842”), which is immaterial for the year ended December 31, 2019. The Company has elected to apply the practical expedient on a prospective basis.

Revenue recognized for colocation or managed hosting and cloud services delivered prior to billing is recorded within accounts receivable. The Company generally bills the customer on a monthly or quarterly basis in arrears.

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

(t)    Cost of revenues

Cost of revenues consists primarily of utility costs, depreciation of property and equipment, rental costs, labor costs and other costs directly attributable to the provision of the service revenue.

(u)    Research and development and advertising costs

Research and development and advertising costs are expensed as incurred. Research and development costs amounted to RMB7,261, RMB13,915 and RMB21,627 in 2017, 2018 and 2019, respectively. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company’s services and products.

Advertising costs amounted to RMB10,189, RMB6,332 and RMB7,454 in 2017, 2018 and 2019, respectively.

(v)   Government grants

Government grants are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Company for expenses incurred are recognized as a reduction of expenses in the consolidated statements of operations. Subsidies that are not associated with expenses are recognized as other income.

Subsidies for the acquisition of property and equipment are recorded as a liability until earned and then depreciated over the useful life of the related assets as a reduction of the depreciation charges. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right period as a reduction of the amortization charges of the related land use rights. In 2010 and 2011, the Company received government subsidies that required the Company to operate in a particular area for a certain period. The Company recorded the subsidies in other long-term liabilities when the subsidies were received and subsequently recognized as government subsidy income ratably over the period the Company is required to operate in the area. In 2017, the Company received government subsidies that required the Company to pass certain inspection on the related project . The Company recorded such subsidies in other long-term liabilities when received , which are reclassified to accrued expenses and other payables when the inspection is expected to be completed within one year, and will be recorded as government subsidy income when the conditions are met.

As of December 31, 2018 and 2019, deferred government grants of RMB9,771 and RMB6,507 are recorded in other long-term liabilities, respectively. Deferred government grants of RMB4,800 and RMB6,003 are recorded in accrued expenses and other payables in the consolidated balance sheets as of December 31,2018 and 2019, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(w)   Capitalized interest

A reconciliation of total interest costs to “Interest expenses” as reported in the consolidated statements of operations for 2017, 2018 and 2019 is as follows:

	Years ended December 31,
	2017	2018	2019

Total interest costs	466,460	749,730	1,040,898
Less: interest costs capitalized	(54,457)	(93,544)	(72,205)

Interest expenses	412,003	656,186	968,693

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

Unamortised debt issuance costs of RMB203,779 and RMB273,822 are presented as a reduction of debt as of December 31, 2018 and 2019, respectively.

(y)    Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

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

The Company accounts for forfeitures when they occur. Compensation cost previously recognized are reversed in the period the award is forfeited, for an award that is forfeited before completion of the requisite service period.

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

(bb) Foreign currency translation and foreign currency risks

The functional currency of GDS Holdings is the USD, whereas the functional currency of its subsidiaries and consolidated VIEs in PRC, subsidiaries in Hong Kong SAR and subsidiaries in Singapore is the RMB, Hong Kong dollar (“HKD”) and Singapore dollar (“SGD”), respectively. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC.

Transactions denominated in currencies other than the functional currency are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet dates. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are recognized in profit or loss and are reported in foreign currency exchange gain (loss) on a net basis.

The results of foreign operations are translated into RMB at the exchange rates as of the balance sheet date for assets and liabilities, the average daily exchange rate for each month for income and expense items and the historical exchange rates for equity accounts. Translation gains and losses are recorded in other comprehensive income and accumulated in the translation adjustment component of equity until the sale or liquidation of the foreign entity.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and restricted cash denominated in RMB amounted to RMB1,134,694 and RMB2,119,758 as of December 31, 2018 and 2019, respectively.

As of December 31, 2019, the Company’s cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong SAR, US and Singapore, and were denominated in the following currencies:

	RMB	USD	HKD	JPY	EUR	SGD
In PRC	2,096,453	205,827	—	—	—	—
In Hong Kong SAR	23,305	46,973	240,357	27,547	153	—
In US	—	257,227	—	—	—	—
In Singapore	—	10,932	—	—	—	176
Total in original currency	2,119,758	520,959	240,357	27,547	153	176
RMB equivalent	2,119,758	3,634,318	215,312	1,765	1,200	909

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

(dd) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) attributable to the Company’s ordinary shareholders is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s redeemable preferred shares (note 14) are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(ee) Changes in accounting principle

The Company adopted ASC 842, Leases on January 1, 2019. The Company applied ASC 842 using a modified retrospective transition method on all leases existing at January 1, 2019, the date of initial application. As a result, the Company was not required to adjust its comparative period financial information for effects of the standard or make the new required lease disclosures for periods before January 1, 2019.

The Company has elected the package of the transition practical expedients, including (1) not to reassess whether any expired or existing contracts, including land easements that were not previously accounted for as leases, are or contain leases, (2) not to reassess the lease classification for any expired or existing leases, and (3) not to reassess initial direct costs for any existing leases.

As a practical expedient, the Company has elected that for all leases, where it is the lessee, not to separate non-lease components from lease components and instead to account for all lease and non-lease components associated with each lease as a single lease component. The Company did not elect the practical expedient to use hindsight for leases existing at the adoption date.

Adoption of the standard had a significant impact on the Company's financial results, including the (1) recognition of new ROU assets and liabilities for operating leases; (2) reclassification of intangible assets for favourable leases for operating leases to ROU assets; and (3) de-recognition of other financing obligations and construction in progress for assets under construction in build-to-suit lease arrangements. The adoption of ASC 842 does not have impact to the accumulated deficit of the Company as of January 1, 2019.

The impact for adoption of ASC 842 to the Company's condensed consolidated balance sheet as of January 1, 2019 is as follows:

	Balances at	Adjustments due to	Balances at
	December 31, 2018	adoption of ASC 842	January 1, 2019
Assets
Prepaid expenses	64,843	2,051	66,894
Property and equipment, net	13,994,945	(336,719)	13,658,226
Intangible assets, net	482,492	(44,552)	437,940
Operating lease ROU assets	—	513,961	513,961

Liabilities
Accounts payable	1,508,020	(3,864)	1,504,156
Accrued expenses and other payables	476,564	(13,085)	463,479
Operating lease liabilities, current	—	67,006	67,006
Operating lease liabilities, non-current	—	416,601	416,601
Finance lease and other financing obligations, non-current	4,134,327	(331,917)	3,802,410

In addition, the account caption of "Capital lease and other financing obligations" was changed to "Finance lease and other financing obligations" upon adoption of ASC 842.

(ff) Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740), Simplifying the Accounting for Income Taxes, which simplifies accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public entities, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted including adoption in any interim period for periods for which financial statements have not yet been issued. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force), which clarifies the accounting for implementation costs incurred in a hosting arrangement that is a service contract. Capitalization of these implementation costs are accounted for under the same guidance as implementation costs incurred to develop or obtain internal-use software and recorded as a prepaid asset. These capitalized costs are to be expensed ratably over the hosting arrangement term as operating expenses, along with the service fees. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. The Company does not plan to early adopt this guidance and the adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. Under this ASU, key provisions include new, eliminated and modified disclosure requirements. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. The Company does not plan to early adopt this guidance and the adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU should be applied on a prospective basis. The amendments in this ASU are effective for the Company for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not plan to early adopt this guidance and the adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. ASC 326 eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. ASC 326 is effective for the Company for its fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted since fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company will adopt this ASC 326 on January 1, 2020. The adoption of this standard will result in a change of the Company’s provision policy primarily for accounts receivable, but is not expected to have a significant impact on the Company’s consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

3     CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As of December 31,
	2018	2019

Cash	2,161,622	5,810,938
Restricted cash - current assets	87	34,299
Restricted cash - non-current assets	123,039	128,025

Total cash and restricted cash shown in the consolidated statements of cash flows	2,284,748	5,973,262

Restricted cash included in non-current assets was to secure the repayment of long-term bank borrowings and related interests.

4     CONTRACT BALANCES

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2018	2019

Accounts receivable	541,355	881,177
Less: allowance for doubtful accounts	(241)	(133)
Accounts receivable, net	541,114	881,044

Including:
- Current portion	536,842	879,962
- Non-current portion	4,272	1,082

The Company generally invoices its customers on a monthly or quarterly basis in accordance with the contract terms. Due to timing difference between the billing and revenue recognition, accounts receivable included an unbilled portion of RMB384,640 and RMB649,608 as of December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the accounts receivable expected to be received after one year amounted to RMB4,272 and RMB1,082 were recorded in other non-current assets in the consolidated balance sheet, respectively.

Accounts receivable of RMB365,938 and RMB520,382 was pledged as security for bank loans (note 9) as of December 31, 2018 and 2019, respectively.

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

	Years ended December 31,
	2017	2018	2019

Balance at the beginning of the year	—	—	241
Allowance made during the year	—	241	274
Write-off during the year	—	—	(382)
Balance at the end of the year	—	241	133

During the years ended December 31, 2018 and 2019, the Company made an allowance on accounts receivable of RMB241 and RMB274, respectively. Management believes all other accounts receivable as of December 31, 2019 are to be collected in full.

Deferred Revenue

The opening and closing balances of the Company’s deferred revenue are as following:

Deferred revenue

Beginning balance as of January 1, 2019	73,077
Closing balance as of December 31, 2019	105,735

Increase	32,658

The difference between the opening and closing balances of the Company's deferred revenue primarily results from the timing difference between the satisfaction of the Company's performance obligation and the customer's payment. As of December 31, 2019, the deferred revenue expected to be recognized as revenue after one year amounted to RMB15,419 were recorded in other long-term liabilities in the consolidated balance sheet. The amounts of revenue recognized during the year ended December 31, 2019 and 2018 from the opening deferred revenue balance was RMB66,500 and RMB43,192, respectively.

Remaining performance obligations

The Company elected to apply the practical expedient that allows the Company not to disclose the remaining performance obligations for variable considerations. This includes usage-based contracts for certain colocation and managed hosting services.

As of December 31, 2019, approximately RMB1,693,411 of total revenues and deferred revenues are expected to be recognized in future periods, the majority of which will be recognized over the next three years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2018	2019
At cost:
Land	—	855,310
Buildings	4,382,469	5,964,048
Data center equipment	4,225,963	5,567,606
Leasehold improvement	4,239,601	6,111,733
Furniture and office equipment	45,057	61,974
Vehicles	4,086	4,115
	12,897,176	18,564,786
Less: Accumulated depreciation	(1,534,368)	(2,580,320)
	11,362,808	15,984,466
Construction in progress	2,632,137	3,200,173
Property and equipment, net	13,994,945	19,184,639
(1)	The carrying amounts of the Company’s property and equipment acquired under finance leases and other financing arrangement were RMB4,570,666 and RMB6,070,349 as of December 31, 2018 and 2019, respectively.
(2)	Depreciation of property and equipment (including assets acquired under finance leases and other financing arrangement) was RMB352,480, RMB682,451 and RMB1,057,171 for the years ended December 31, 2017, 2018 and 2019, respectively, and included in the following captions:

	Years ended December 31,
	2017	2018	2019

Cost of revenue	345,025	674,560	1,045,446
General and administrative expenses	6,902	7,319	10,448
Research and development expenses	553	572	1,277
	352,480	682,451	1,057,171

(3)	Property and equipment with net a book value of RMB1,716,736 and RMB2,493,872 was pledged as security for bank loans (note 9) as of December 31, 2018 and 2019, respectively.
(4)	As of December 31, 2018 and 2019, payables for purchase of property and equipment that are contractually due beyond one year of RMB206,591 and RMB231,458 are recorded in other long-term liabilities in the consolidated balance sheets.

6     INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

		As of December 31,
	Note	2018	2019

Customer relationships	8	532,322	547,322
Favorable leases	8	49,500	—
Licenses		6,000	6,000
		587,822	553,322
Less: accumulated amortization		(105,330)	(158,694)
Intangible assets, net		482,492	394,628

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company's customer relationships and favorable leases were acquired in business combinations (note 8). Amortization of intangible assets was RMB25,103, RMB52,974 and RMB58,312 for the years ended December 31, 2017, 2018 and 2019, respectively.

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2020	51,691
2021	51,691
2022	51,691
2023	50,149
2024	43,677
Thereafter	145,729
Total	394,628

7     PREPAID LAND USE RIGHTS

Prepaid land use rights, representing the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR acquired before the adoption of ASC 842, consisted of the following:

	As of December 31,
	2018	2019

Prepaid land use rights	765,114	782,319
Less: Accumulated amortization	(8,157)	(35,132)
Prepaid land use rights, net	756,957	747,187

Amortization of prepaid land use rights was RMB547, RMB6,082 and RMB26,393 for the years ended December 31, 2017, 2018 and 2019, respectively.

Prepaid land use rights with a net book value of RMB13,241 and RMB741,032 were pledged as security for bank loans (note 9) as of December 31, 2018 and 2019, respectively.

Upon the adoption of ASC 842 on January 1, 2019, land use rights acquired are assessed in accordance with ASC 842 and recognized in operating lease right-of-use assets if they meet the definition of operating lease, or property and equipment if they meet the definition of finance lease (Note (2)(j)).

8     BUSINESS COMBINATIONS

The movement of goodwill is set out as below:

	As of December 31,
	2018	2019

Balance at the beginning of the year	1,570,755	1,751,970
Addition during the year	181,215	153,870
Balance at end of year	1,751,970	1,905,840

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Shenzhen 5 Acquisition

On June 29, 2017, the Company consummated an acquisition of all equity interests in a target group comprising onshore and offshore entities from third parties for an aggregate contingent consideration of RMB312,000. As of December 31, 2019, the fair value of remaining consideration payable of RMB16,762 was recorded in other payables with payment schedule based on the milestone related to the achievement of all specified conditions.

The target group owns a data center project (“Shenzhen 5”) in Shenzhen, China. At the date of acquisition, the data center had just commenced its operations.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration	(i)	294,491
Effective settlement of pre-existing relationships upon consolidation	(ii)	6,025
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(11,153)
Property and equipment	(iii)	(821,405)
Identifiable intangible assets	(iv)	(176,500)
Other assets		(59,520)
Accounts payable		219,207
Finance lease and other financing obligations, current		23,156
Finance lease and other financing obligations, non-current		363,380
Long-term borrowings		217,790
Deferred tax liabilities		45,931
Other liabilities		55,299
Total identifiable net assets		(143,815)
Goodwill	(v)	156,701
Note (i):	The fair value of consideration represents the present value of the purchase price of RMB312,000.
Note (ii):	Prior to the acquisition, the Company had other receivables from the target group of RMB6,025, which was effectively settled with the seller upon completion of the acquisition.
Note (iii):	Property and equipment acquired included properties acquired under finance lease of RMB416,000.
Note (iv):	Identifiable intangible assets acquired consisted of customer relationships of RMB176,500 with an estimated useful life of 14.4 years.
Note (v):	Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target group with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC 350, goodwill is not amortized but is tested for impairment.

The amounts of net revenue and net loss of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2017 amounted to RMB42,072 and RMB23,859, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Guangzhou 2 Acquisition

On October 9, 2017, the Company consummated an acquisition of all equity interests in a target group comprising onshore and offshore entities from third parties for a cash consideration of RMB233,984. The Company had paid the full consideration during 2018.

The target group owns a data center project (“Guangzhou 2”) in Guangzhou, China.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration		233,984
Effective settlement of pre-existing relationships upon consolidation	(i)	(1,807)
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(10,144)
Accounts receivable		(25,177)
Property and equipment	(ii)	(319,943)
Identifiable intangible assets	(iii)	(98,500)
Other assets		(14,135)
Accounts payable		56,431
Finance lease and other financing obligations, current		5,958
Finance lease and other financing obligations, non-current		101,875
Short-term borrowings		50,750
Long-term borrowings		52,999
Deferred tax liabilities		35,097
Other liabilities		5,579
Total identifiable net assets		(159,210)
Goodwill	(iv)	72,967

Note (i):   Prior to the acquisition, the Company had payables to the target group of RMB1,807, which was effectively settled with the seller upon completion of the acquisition.

Note (ii):  Property and equipment acquired included properties acquired under finance lease of RMB106,000.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Guangzhou 3 Acquisition

On May 2, 2018, the Company consummated an acquisition of all equity interests in a target group comprising onshore and offshore entities from third parties for an aggregate cash consideration of RMB262,244 (including contingent considerations of RMB245,244). As of the acquisition date, the Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB262,244. As of December 31, 2019, the fair value of remaining consideration payable was RMB118,336, of which RMB95,274 and RMB23,062 were recorded in other payables and other long-term liabilities, respectively. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

The target group owns a data center project ("Guangzhou 3") in Guangzhou, China.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration	(i)	247,937
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(62)
Accounts receivable		(13,995)
Property and equipment	(ii)	(780,312)
Identifiable intangible assets	(iii)	(130,000)
Other assets		(43,039)
Accounts payable		471,532
Finance lease and other financing obligations, non-current		282,051
Short-term borrowings		47,580
Long-term borrowings		30,000
Deferred tax liabilities		26,503
Other liabilities		2,849
Total identifiable net assets		(106,893)
Goodwill	(iv)	141,044
Note (i):The fair value of consideration represents the present value of the purchase price of RMB262,244.
Note (ii):Property and equipment acquired included properties acquired under finance lease of RMB291,000.
Note (iii):	Identifiable intangible assets acquired consisted of customer relationships of RMB130,000 with an estimated useful life of 7 years.
Note (iv):	Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target group with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC 350, goodwill is not amortized but is tested for impairment.

The amounts of net revenue and net loss of the target group included in the Company's consolidated statements of operations from the acquisition date to December 31, 2018 amounted to RMB85,298 and RMB11,727 respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Shanghai 11 Acquisition

On June 1, 2018, the Company consummated an acquisition of all equity interests in a target entity from third parties for an aggregate cash consideration of RMB320,000 (including contingent considerations of RMB70,000). As of the acquisition date, the Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB320,000. As of December 31, 2019, the fair value of remaining consideration payable of RMB1,400 was recorded in other payables. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

The target entity owns a data center project ("Shanghai 11") in Shanghai, China.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration	(i)	319,119
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(404)
Property and equipment		(233,405)
Identifiable intangible assets	(ii)	(57,000)
Other assets		(94,647)
Accounts payable		91,136
Deferred tax liabilities		9,995
Other liabilities		5,377
Total identifiable net assets		(278,948)
Goodwill	(iii)	40,171
Note (i):	The fair value of the consideration represents the present value of the purchase price of RMB320,000.
Note (ii):	Identifiable intangible assets acquired consisted of customer relationships of RMB23,000 with an estimated useful life of 10 years and favourable lease of RMB34,000 with an estimated useful life of 13.6 years. The favourable lease was reclassified to operating lease ROU assets upon adoption of ASC 842 Leases on January 1, 2019.
Note (iii):	Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target group with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC 350, goodwill is not amortized but is tested for impairment.

The amounts of net revenue and net loss of the target entity included in the Company's consolidated statements of operations from the acquisition date to December 31, 2018 amounted to RMB35,489 and RMB2,924, respectively.

Guangzhou 6 Acquisition

On October 18, 2019, the Company consummated an acquisition of all equity interests in a target entity from a third party for an aggregate cash consideration of RMB431,727 (including contingent considerations of RMB243,736). As of the acquisition date, the Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB431,727. As of December 31, 2019, the fair value of remaining consideration payable was RMB235,526, which was recorded in other payables. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

The target entity owns a data center project ("Guangzhou 6") in Guangzhou, China.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration	(i)	423,075
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(12,091)
Property and equipment	(ii)	(493,026)
Operating lease ROU assets		(9,168)
Identifiable intangible assets	(iii)	(15,000)
Other assets		(44,549)
Accounts payable		118,486
Finance lease and other financing obligations, current		16,828
Operating lease liabilities, current		886
Finance lease and other financing obligations, non-current		157,366
Operating lease liabilities, non-current		8,282
Deferred tax liabilities		1,040
Other liabilities		1,741
Total identifiable net assets		(269,205)
Goodwill	(iv)	153,870
Note (i):	The fair value of consideration represents the present value of the purchase price of RMB431,727.
Note (ii):	Property and equipment acquired included properties acquired under finance lease of RMB174,194.
Note (iii):	Identifiable intangible assets acquired consisted of customer relationships of RMB15,000 with an estimated useful life of 7.8 years.
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

The amounts of net revenue and net loss of the target entity included in the Company's consolidated statements of operations from the acquisition date to December 31, 2019 amounted to nil and RMB8,816, respectively.

Supplemental pro forma financial information as if the acquisitions had occurred as of the earliest date presented has not been provided as the acquisitions are not material to the Company’s results of operations in 2019.

Asset acquisitions in 2018 and 2019

In 2018 and 2019, the Company consummated several acquisitions of certain target entities for total cash considerations (net of the cash acquired), of RMB124,667 and RMB367,509, respectively. These acquisitions did not meet the definition of a business as of the acquisition date in accordance with ASC 805 Business Combinations, and were accounted for as assets acquisitions. The primary assets acquired were properties self-owned or under finance leases, equipment and leasehold improvements. The Company settled the consideration of RMB115,167 in 2018 and RMB363,939 in 2019. As of December 31, 2019, the remaining consideration payable was RMB13,070, which was recorded in other payables.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

9     LOANS AND BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2018	2019

Short-term borrowings	684,788	397,213
Current portion of long-term borrowings	598,532	740,524
Sub-total	1,283,320	1,137,737
Long-term borrowings, excluding current portion	5,203,708	8,028,473
Total loans and borrowings	6,487,028	9,166,210

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of December 31,
	2018	2019

Unsecured short-term loans and borrowings	30,000	80,000
Secured short-term loans and borrowings	654,788	317,213
	684,788	397,213

Short-term borrowings were secured by the following assets:

	As of December 31,
	2018	2019

Accounts receivable (Note)	18,796	11,535
Property and equipment, net	203,290	—
	222,086	11,535

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2018 and 2019 were

7.01% and 5.64% per annum, respectively.

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of December 31,
	2018	2019

Unsecured long-term loans and borrowings	85,250	42,500
Secured long-term loans and borrowings	5,716,990	8,726,497
	5,802,240	8,768,997

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Long-term borrowings were secured by the following assets:

	As of December 31,
	2018	2019

Accounts receivable (Note)	347,142	508,847
Property and equipment, net	1,513,446	2,493,872
Prepaid land use rights, net	13,241	741,032
	1,873,829	3,743,751

Note:     The Company applied accounts receivable generated from certain data center operation as collateral to secure borrowings.

The weighted average interest rates of long-term borrowings as of December 31, 2018 and 2019 were 7.42% and 7.40% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

The outstanding long-term borrowings mature serially from 2019 to 2028. The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to December 31, 2019 are as follows:

Long-term borrowings
Twelve-months ending December 31,
2020	740,524
2021	1,875,218
2022	1,395,398
2023	2,844,152
2024	1,163,453
Thereafter	750,252
8,768,997

The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 13 years.

As of December 31, 2019, the Company had total working capital and project financing credit facilities of RMB11,984,401 from various financial institutions, of which the unused amount was RMB2,587,575. As of December 31, 2019, the Company had drawn down RMB9,396,826, of which RMB397,213 was recorded in short-term loans and borrowings and RMB8,768,997 (net of debt issuance costs of RMB230,616) was recorded in long-term loans and borrowings, respectively. Drawdowns from the credit facility are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, the Company could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule:

(i)	STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of the equity interests of STT GDC Pte. Ltd. (“STT GDC”);
(ii)	STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of GDS Holdings, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of GDS Holdings, or (c) is not or ceases to be the single largest shareholder of GDS Holdings;
(iii)	GDS Holdings and GDS Investment Company are not or cease to be, directly or indirectly, the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment Company (in the case of GDS Holdings), GDS Beijing, Global Data Solutions Co., Ltd. ("GDS Suzhou") , a subsidiary company of GDS Beijing and the relevant borrowing subsidiaries;

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(iv)	William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou. The Company has obtained all requisite consents from its lenders for the VIE restructuring pursuant to the relevant facility agreements. As of the issuance date of the consolidated financial statements, the condition has been replaced by "Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou";
(v)	GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;
(vi)	there are changes in the shareholding structure of a principal operating subsidiary of GDS Holdings, as defined in the relevant loan facility agreement; and
(vii)	the IDC license of GDS Beijing or the borrowing subsidiaries, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fail to be renewed on or before the expiry date.

There are certain other events in the loan facility agreements the occurrence of which could obligate GDS Holdings to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule,including, among others, if the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if GDS Holdings is delisted before the maturity date under the relevant loan facility agreement. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if the Company (i) fails to repay any financial indebtedness in an aggregate amount exceeding US$4,500, or,in some cases, RMB50,000, when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the People's Bank of China ("PBOC") in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2019, the Company was in compliance with all of the abovementioned covenants.

10   CONVERTIBLE BONDS PAYABLE

Convertible Notes due June 1, 2025 issued by the Company (“Convertible Bonds due 2025”)

On June 5, 2018, the Company completed its issuance of Convertible Bonds due 2025 in an aggregate principal amount of US$300,000. The related issuance costs of US$8,948 were deducted from principal of the Convertible Bonds due 2025 and amortized over the period from issuance to the first put date (i.e. June 1, 2023) using the effective interest rate method. As of December 31, 2019, accrued interests of RMB3,488 were recorded in accrued expenses.

The key terms of the Convertible Bonds due 2025 are summarized as follows:

Maturity Date

●	June 1, 2025

Interest

●	2.0% per annum, accruing from June 5, 2018 (computed on the basis of 360-day year composed of twelve 30-day months), payable semiannually in arrears on June 1 and December 1 of each year

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Repurchase of Notes

●	Holders will have the right to require the Company to repurchase for cash all of their notes, or any portion of the principal thereof that is equal to US$1 thousand or an integral multiple of US$1 thousand, on June 1, 2023 or if a fundamental change occurs at any time.

Tax redemption

●	The Company may redeem, at its option, all but not part of the Convertible Bonds due 2025 if it becomes obligated to pay to the holder of any note “additional amounts” (which are more than a de minimis amount) as a result of any change in tax law at the price equal to 100% of the principal amount together with accrued and unpaid interest. Upon receiving notice of redemption, each holder will have the right to elect to: convert its notes; or not have its notes redeemed and GDS Holdings will not pay any additional amounts as a result of such change in tax law.

Conversion rights

●	Holders may convert their notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date.
●	The conversion rate is initially 19.3865 ADSs of the Company per US$1 thousand principal amount of notes (equivalent to an initial conversion price of approximately US$51.58 per ADS), and subject to changes under certain anti-dilution conditions.

The Company determined that the embedded conversion option of the Convertible Bonds due 2025 was not required to be accounted for as an embedded derivative pursuant to ASC 815 Derivatives and Hedging. The Company also determined that there was no embedded beneficial conversion feature (”BCF”) attributable to Convertible Bonds due 2025 at the commitment date because the initial conversion price of Convertible Bonds due 2025 was greater than the fair value of the Company’s ordinary shares. Contingent BCF will be assessed upon occurrence of an adjusting event to the conversion price. The Company also determined there was no other embedded derivative to be separated from the Convertible Bonds due 2025.

The effective interest rate of the convertible bonds, after considering the related issuance cost, was 2.65% as of December 31, 2018 and 2019, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

11   ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2018	2019

Accrued interest expenses	32,902	43,776
Accrued debt issuance costs and other financing costs	618	28,082
Income tax payable	43,898	93,307
Other tax payables	30,663	28,259
Consideration payables for acquisitions	192,367	362,032
Deferred government grants	4,800	6,003
Accrued payroll and welfare benefits	77,134	97,486
Accrued professional fees	32,076	41,630
Accrued rental fees	13,085	—
Accrued data center outsourcing service fees	10,715	17,989
Amount due to related parties	—	11,988
Amount due to a financial institution	—	34,190
Other accrued operating expenses	28,818	38,020
Other payables	9,488	15,121
	476,564	817,883

12   LEASE

The Company enters into lease arrangements primarily for data center spaces, office spaces and equipment.

Data center buildings and land leases

During the year ended December 31, 2019, the Company entered into lease agreements with the landlords to lease the building and land, including those acquired through acquisition of subsidiaries, for certain data centers. The Company assessed the lease classification of the building and land components separately at the commencement date. During the year ended December 31, 2019, the Company recorded additional finance lease liabilities of RMB779,252 and operating lease liabilities of RMB167,685 through the above new lease agreements or acquisition of subsidiaries.

Build-to-suit leases

In October 2017, the Company entered into lease agreements with third party developer-lessors for the development, construction and the lease of four brand new buildings (the "Shanghai 6 Lease" and "Shanghai 7 Lease") in Shanghai, China. In accordance with ASC 840-40-55, the Company determined that it was the owner of the two buildings during the construction period for financial reporting purposes as it had substantially all of the construction period risks based on the maximum guarantee test (without considering probability that the Company having to make the payments). Accordingly, the Company recorded an asset for the estimated construction costs incurred for of the project and a liability for those costs funded by the lessor-developer during the construction period.

The constructions of the buildings in Shanghai 6 Lease by the developer-lessors had completed by December 31, 2018. Upon completion of the construction and commencement of the lease term, the Company assessed and concluded that the arrangements did not qualify for sales recognition under the sale-leaseback accounting guidance, and the Company continued to be the deemed owner of the build-to-suit assets for financial reporting purposes. Accordingly, the Company kept the construction costs of the assets on its balance sheet. In addition, lease payments less the portion considered to be interest expense decrease the financing liability. Upon adoption of ASC 842, the assets and liabilities for these leases recognized under ASC 840 were derecognized and then accounted for as finance leases in accordance with ASC 842 since January 1, 2019.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Upon adoption of ASC 842, the Company determined that it does not control the building in Shanghai 7 Lease during the construction period, and derecognized the related assets and liabilities recognized. The construction of the building in Shanghai 7 Lease completed in the year ended December 31, 2019, and a finance lease obligation of RMB108,160 and an operating lease liability of RMB132,196 was recognized in accordance with ASC 842 upon completion of the construction and commencement of the lease term.

In July and August 2018, the Company entered into two lease agreements with a third-party developer-lessor for the development, construction and lease of two brand new buildings (the "Shanghai 12 Lease" and the "Shanghai 13 Lease") in Shanghai, China. The Company paid deposits for the leases to the developer-lessor. Shanghai 12 Lease has an estimated lease term of 15.7 years commencing upon the delivery of the respective completed building to the Company to November 2035. Shanghai 13 Lease has a lease term of 20 years commencing upon the delivery of the respective completed building to the Company. The buildings will be constructed based on the Company's specifications and will not include any interior elements, such as electrical wiring, interior walls, ventilation and air conditioning systems, flooring or normal tenant improvements (referred to as cold-shell buildings). Upon completion of constructions and the delivery of the cold-shell buildings, the Company will convert the buildings into data centers. No rent is paid by the Company during the construction of the buildings. All project hard costs are to be paid by the developer-lessors, including site preparation and construction costs. If the Company terminates the agreements before the construction of the buildings are completed, the Company is obligated to reimburse the developer-lessors for costs incurred during the construction period, including but not limited to project application costs, project design fees, ground preparation and levelling costs. Before adoption of ASC 842, the Company determined that it was the owner of the buildings in Shanghai 12 Lease and Shanghai 13 Lease during the construction period for financial reporting purposes in accordance with ASC 840, as it had substantially all of the construction period risks based on the maximum guarantee test (without considering probability that the Company having to make the payments). Accordingly, the Company recorded an asset for the estimated construction costs incurred for the project and a liability for those costs funded by the lessor-developer during the construction period as of December 31, 2018. Upon adoption of ASC 842, the Company determined that it does not control the buildings in Shanghai 12 Lease and Shanghai 13 Lease during the construction period, and derecognized the related assets and liabilities recognized. As of December 31, 2019, these two buildings were still under construction by the developer-lessor.

Hebei equipment lease

In 2019, the Company entered into five lease agreements with a third-party lessor for the leases of certain equipment in Hebei, China, in which the underlying assets needs to be constructed. The lessor purchased these underlying assets prior to the lease commencement for the construction based on the Company's specifications and supervision. The Company had the right to obtain the partially constructed underlying assets at any point during the construction period by making a payment to the lessor, so the Company concluded that it controls the underlying assets before the lease commencement in accordance with ASC 842-40-55-5. Accordingly, the Company recorded an asset for the estimated construction costs incurred for the equipment and a liability for those costs funded by the lessor during the construction period. Upon completion of the construction, the Company will assess if the arrangement qualifies for sales recognition under the sale-lease back accounting guidance. As of December 31, 2019, the obligations under above lease arrangements are recognized as other financing obligations.

In 2019, the Company also entered into two lease agreements with a third-party lessor for the leases of certain equipment in Hebei, China. As the ownership of the underlying assets will be transferred to the Company by the end of the lease term, such leases are recognized as finance leases. The relevant leases commenced when the Company received the equipment. The amount paid by the lessor to its vendor for equipment which was not received by the Company at December 31, 2019, was recognized as other financing obligations.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of lease expense are as follows:

Year ended
December 31,
2019

Finance lease cost:
- Amortization of right-of-use assets	222,101
- Interest on lease liabilities	299,511
Operating lease cost	100,469
Short-term lease cost	5,004

Total lease expense	627,085

Supplemental cash flow information related to leases is as follows:

Year ended
December 31,
2019

Cash paid for amounts included in measurement of lease liabilities (Note 1):
- Operating cash flows from finance leases	(248,417)
- Operating cash flows from operating leases	(116,295)
- Financing cash flows from finance leases	(302,679)

Non-cash information on lease liabilities arising from obtaining ROU assets
- Finance leases	708,757
- Operating leases	333,775

Note (1):  The above table does not include cash paid for purchase of land use rights of RMB800,431 in the year ended December 31, 2019, which are included in “Payments for purchase of property and equipment and land use rights” in the consolidated statements of cash flows.

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

As of December 31,
2019

Weighted average remaining lease term:
- Finance leases	15.2
- Operating leases	15.6

Weighted average discount rate:
- Finance leases	6.91%
- Operating leases	6.35%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Maturities of lease liabilities were as follows:

	As of December 31, 2019
			Total of
			finance lease
		Other	and other	Operating
	Finance lease	financing	financing	lease
	obligations	obligations	obligations	obligations	Total
Within 1 year	502,261	32,232	534,493	97,993	632,486
After 1 year but within 2 years	399,200	37,462	436,662	72,046	508,708
After 2 years but within 3 years	399,843	72,845	472,688	64,151	536,839
After 3 years but within 4 years	414,126	69,248	483,374	64,086	547,460
After 4 years but within 5 years	429,902	65,688	495,590	64,547	560,137
After 5 years	5,905,408	163,480	6,068,888	880,855	6,949,743
Total	8,050,740	440,955	8,491,695	1,243,678	9,735,373

Less: total future interest	(3,387,232)	(121,742)	(3,508,974)	(478,541)	(3,987,515)
Less: estimated construction costs	—	(9,127)	(9,127)	—	(9,127)

Present value of lease obligations	4,663,508	310,086	4,973,594	765,137	5,738,731
Including:
- Current portion			222,473	55,139	277,612
- Non-current portion			4,751,121	709,998	5,461,119

As of December 31, 2019, the Company has additional leases, primarily for data center buildings, that have not yet commenced with total future lease payments of RMB815,472. These leases are expected to commence in fiscal year 2020 with lease terms of 1 year to 20 years.

Disclosures related to periods prior to adoption of the New Accounting Standard for Leases

The Company’s finance lease and other financing obligations as of December 31, 2018 are summarized as follows:

	As of December 31, 2018
	Finance lease	Other financing
	obligations	obligations	Total
Within 1 year	352,524	37,150	389,674
After 1 year but within 2 years	453,891	80,276	534,167
After 2 years but within 3 years	286,468	107,497	393,965
After 3 years but within 4 years	282,627	111,616	394,243
After 4 years but within 5 years	292,481	113,667	406,148
After 5 years	3,926,028	1,878,098	5,804,126
Total	5,594,019	2,328,304	7,922,323

Less: total future interest	(2,300,484)	(1,160,108)	(3,460,592)
Less: estimated construction costs	—	(160,506)	(160,506)

Present value of finance lease and other financing obligations	3,293,535	1,007,690	4,301,225
Including:
- Current portion			166,898
- Non-current portion			4,134,327

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The weighted average effective interest rate of the Company’s finance and build-to-suit leases was 6.99% as of December 31, 2018.

Future minimum operating lease payments as of December 31, 2018 are summarized as follow:

Twelve-months ending December 31,
2019	95,082
2020	69,541
2021	48,072
2022	41,758
2023	40,952
Thereafter	407,070
Total	702,475

Rental expenses were approximately RMB155,148 and RMB108,550 for the years ended December 31, 2017 and 2018, respectively. The Company did not sublease any of its operating leases for the periods presented.

13   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of December 31,
	2018	2019

Consideration payable for acquisitions	79,083	23,062
Payables for purchase of property and equipment	206,591	231,459
Deferred revenue - non-current (Note 4)	—	15,419
Deferred government grants	9,771	6,507
Interest rate swap contracts (Note 15)	—	10,408
Asset retirement obligations	35,879	52,441
Others	9,488	6,241
Total	340,812	345,537

14   REDEEMABLE PREFERRED SHARES

On March 27, 2019 (the “Issue Date”), GDS Holdings completed its issuance of 150,000 Convertible Preferred Shares (“redeemable preferred shares”) to an investor at the subscription price of US$1 thousand per share with total consideration of US$150,000.

The movement of redeemable preferred shares is set out as below:

Redeemable
preferred shares
Balance at January 1, 2019	—
Issuance of redeemable preferred shares	989,349
Change in redemption value	17,760
Accrual of dividends	40,344
Settlement of dividends	(25,014)
Foreign exchange impact	39,542
Balance at December 31, 2019	1,061,981

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Key terms of the convertible preferred shares

Dividends

The holders of the preferred shares are entitled to receive, in priority to the holders of the ordinary shares, cumulative preferred share dividends which are payable quarterly in arrears on March 15, June 15, September 15 and December 15, commencing on June 15, 2019 (each such payment date being a "Regular Dividend Payment Date"). The dividends are 5.0% per annum of the respective preferred shares Stated Value (i.e. the subscription price of preferred shares plus any accrued dividends that are not paid on Regular Dividend Payment Date) (and shall be adjusted to an amount equal to the ordinary share dividend rate if higher). The dividend rate will increase to 7.0% per annum and further increase by 50 basis points each quarter thereafter if the Company has not redeemed all of the preferred shares outstanding as of the eighth anniversary of the Issue Date. The dividends are computed on a basis of a 360-day year and the actual number of days elapsed. Dividends may, at the option of the Company, be paid in cash only, be paid in cash or in additional preferred shares, or a combination thereof.

Conversion

The holders of preferred shares have the right to convert any or all of their holdings of preferred shares Stated Value into Class A Ordinary Shares based on the conversion rate then in effect.

In addition, if, at any time beginning on March 15, 2022, (i) the volume-weighted average price ("VWAP") per ADS of the GDS Holdings equals or exceeds US$53.40 (adjusted as according to anti-dilution provisions) for at least 20 trading days in any period of 30 consecutive trading days and (ii) the average daily trading volume of the ADS for such 20 qualifying trading days is at least US$10,000 in the aggregate, at the Company's election, all of the preferred shares then outstanding shall be converted into a number of Class A Ordinary Shares based on the conversion rate then in effect.

The initial conversion rate is corresponding to a conversion price of US$35.60 per ADS, and will be subject to adjustments for any split, subdivision, combination, consolidation, recapitalization or similar event.

Liquidation preference

Upon a liquidation, after satisfaction of all liabilities and obligations to creditors of the Company and before any distribution or payment shall be made to holders of ordinary shares, each holder of preferred shares shall be entitled to receive an amount per preferred share equal to the greater of: (1) the Stated Value of preferred shares plus any dividends accumulated but unpaid thereon after the immediately preceding Regular Dividend Payment Date to but excluding the date of liquidation; (2) the payment such holders would have received had such holders, immediately prior to such liquidation converted their preferred shares into Class A Ordinary Shares.

Optional Redemption by the Company

The preferred shares may be redeemed, in whole or in part, at any time after March 15, 2027, at the option of the Company at a redemption price per share equal to the sum of the Stated Value per preferred share to be redeemed plus an amount per share equal to accrued but unpaid dividends on such preferred shares after the immediately preceding Regular Dividend Payment Date to but excluding the date of redemption.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Repurchase at the Option of the Holder Upon a Fundamental Change

Upon the occurrence of a Fundamental Change, as defined in the share subscription agreement, each holder of preferred shares shall have the right to require the Company to repurchase all or any portion of such holder's preferred shares at a purchase price per preferred share equal to the greater of

(i)	the sum of (x) 100% multiplied by the Stated Value per preferred share plus (y) an amount equal to accrued but unpaid dividends on such preferred share after the immediately preceding Regular Dividend Payment Date to but excluding the date of repurchase, plus (z) solely in the event that such Fundamental Change occurs prior to the third anniversary of the Issue Date, the present value of all undeclared dividends from the date of redemption to, and including, the third anniversary of the Issue Date, in each case, discounted to the date of redemption on the basis of actual days elapsed (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, which is the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, plus 50 basis points, and
(ii)	the amount of cash and/or other assets such holder would have received had such holder, immediately prior to the occurrence of such Fundamental Change, converted such preferred shares into Class A Ordinary Shares.

Financing for Redemption of Convertible Preferred Shares

In the event that any preferred shares remain outstanding from and after the tenth anniversary of the Issue Date, the holders of preferred shares constituting at least 90% of the preferred shares issued as of the Issue Date (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the preferred shares) shall have the right to require the Company to sell all or a portion of its business and/or to conduct other fundraising or refinancing activities, and use reasonable best efforts to consummate such sale or to issue equity or debt securities (or obtain other debt financing) in an amount sufficient to redeem in full in cash, and use best endeavors to as soon as reasonably practicable redeem in full in cash, all of the preferred shares then outstanding at a redemption price per share equal to the sum of the Stated Value per preferred share to be redeemed plus an amount per share equal to accrued but unpaid dividends on such preferred shares after the immediately preceding Regular Dividend Payment Date to but excluding the date of redemption.

Voting rights

The holders of the preferred shares have voting rights equivalent to the ordinary shareholders on an "if converted" basis. In addition, the Company shall not take certain actions without first obtaining the written consent or affirmative vote at a meeting called for that purpose by holders of at least 75% of the then outstanding preferred shares.

The Company has classified these preferred shares as mezzanine equity in the consolidated balance sheets since they are contingently redeemable upon a Fundamental Change or include liquidation preference provisions that are not solely within the Company's control. The Company evaluated the embedded conversion, call and put options in the preferred shares to determine if they require bifurcation and are accounted for as derivatives, and concluded that there were no embedded derivatives to be bifurcated from the preferred share pursuant to ASC 815. The Company also determined that there was no BCF attributable to the preferred shares because the initial conversion price was higher than the fair value of the Company's ordinary shares.

The Company incurred issuance cost of US$2,646 for the issuance of such preferred shares, which was treated as an adjustment to the initial value of the redeemable preferred shares. The Company has elected to measure the redeemable preferred shares by recognizing changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As a result, such issuance cost is immediately recognized as a change in redemption value and charged against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital.

15   DERIVATIVE FINANCIAL INSTRMENTS

As of December 31, 2018 and 2019, the Company had outstanding interest rate swap contracts with notional amounts of US$82,200 and US$118,500, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2018 and 2019:

	Consolidated balance	As of December 31,
	sheets location	2018	2019

Interest rate swap contracts (not designated as hedging instruments)	Other non-current assets	1,263	—
Interest rate swap contracts (not designated as hedging instruments)	Accrued expenses and other payables	1,074	351
Interest rate swap contracts (not designated as hedging instruments)	Other long-term liabilities	—	10,408

The following table reflects the location in the consolidated statements of operations and the amount of realized and unrealized gains/(losses) recognized for the derivative contracts not designated as hedging instruments for the years ended December 31, 2017, 2018 and 2019:

	Consolidated
	statements of	Years ended December 31,
	operations location	2017	2018	2019

Interest rate swap contracts (not designated as hedging instruments) — realized loss	Interest expenses	(199)	(75)	(1,652)
Interest rate swap contracts (not designated as hedging instruments) — unrealized (loss) gain	Interest expenses	(140)	156	(10,606)
Foreign currency forward contracts (not designated as hedging instruments) — realized loss	Foreign currency exchange (loss) gain, net	(2,904)	—	—

		(3,243)	81	(12,258)

16   FAIR VALUE MEASUREMENT

As of December 31, 2018 and 2019, the Company's financial assets and liabilities measured at fair value on a recurring basis were as follows:

	Fair value measurement using
	Level 2 inputs
	As of December 31,
	2018	2019

Assets
- Interest rate swap contracts (Note 15)	1,263	—

Liabilities
- Interest rate swap contracts (Note 15)	1,074	10,759

Following is a description of the valuation techniques that the Company uses to measure fair value of other financial assets and financial liabilities:

●	Short-term financial instruments (cash, restricted cash, accounts receivable and payable, short-term borrowings, and accrued expenses and other payables)—cost approximates fair value because of the short maturity period.

GDS HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

●	Long-term borrowings—fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.
●	Convertible bonds payable—the estimated fair value was RMB2,448,646 as of December 31, 2019. The fair value was measured based on the price in the open market.

17   ORDINARY SHARES

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

On March 19, 2019, the Company completed a public offering in which the Company offered and sold 13,731,343 ADSs (or 109,850,744 Class A ordinary shares), including 1,791,044 ADSs (or 14,328,352 Class A ordinary shares) purchased by the underwriters by exercising their option. The Company raised a total of US$444,699 (RMB2,982,242) in proceeds from this public offering, net of underwriting discounts and commissions and other issuance costs.

On December 10, 2019, the Company completed a public offering in which the Company offered and sold 6,318,680 ADSs (or 50,549,440 Class A ordinary shares), including 824,175 ADSs (or 6,593,400 Class A ordinary shares) purchased by the underwriters by exercising their option. The Company raised a total of US$277,256 (RMB1,951,884) in proceeds from this public offering, net of underwriting discounts and commissions and other issuance costs.

As of December 31, 2019, the Company’s outstanding share capital consisted of 1,148,842,379 Class A ordinary shares and 67,590,336 Class B ordinary shares.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company adopted the 2016 Equity Incentive Plan (“the 2016 Plan”) in August 2016 for the granting of share options, stock appreciation rights and other stock-based award (collectively referred to as the “Awards”) to key employees and directors. The maximum aggregate number of shares, which may be subject to Awards under the Plan, is 56,707,560 shares, provided, however, that such maximum aggregate number of shares shall be automatically increased on the first day of each fiscal year during which the 2016 Plan remains in effect to 3% of the Company's total issued and outstanding shares, if and whenever the shares which may be subject to equity awards under the 2016 Plan accounts for less than 1.5% of the Company's total issued and outstanding shares.

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

A summary of the option activity is as follows:

			Weighted
			average
		Weighted	grant-date
	Number	average	fair value
	of options	exercise price	per option
		(RMB)	(RMB)
Options outstanding at January 1,2017	28,589,782	5.2	3.2
Granted	333,334	5.2	10.6
Exercised	(816,880)	5.3	1.9
Forfeited	(19,000)	5.3	1.9

Options outstanding at December 31, 2017	28,087,236	5.1	3.2
Granted	500,000	5.0	31.2
Exercised	(3,614,464)	5.2	4.5
Forfeited	(193,340)	5.0	6.2

Options outstanding at December 31, 2018	24,779,432	5.3	2.2
Granted	—
Exercised	(10,150,336)	5.6	3.5
Forfeited	—

Options outstanding at December 31, 2019	14,629,096	5.4	1.7

Options vested and expect to vest at December 31, 2019	14,629,096	5.4	1.7

Total intrinsic value of options exercised was RMB5,535, RMB77,917 and RMB266,863, respectively, for the years ended December 31, 2017, 2018 and 2019.

The following table summarizes information with respect to stock options outstanding and stock options exercisable as of December 31, 2019:

Weighted
		average	Weighted
	Number	remaining	average
	of shares	contractual life	exercise price
		(years)	(RMB)
Options outstanding and exercisable	14,629,096	1.0	5.4

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2018 and 2019, there were no unvested employee or non-employee stock options. Aggregate intrinsic value of options outstanding and exercisable as of December 31, 2019 was RMB578,481.

Settlement of liability-classified restricted shares award

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

In March, May, August and November 2019, the Company issued a total of 237,312 fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB7,984.

Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

Restricted shares to directors, officers and employees

In December 2017, July 2018 and August 2019, the Company granted non-vested restricted shares of 13,475,060, 12,941,952 and 14,314,160, respectively, to employees, officers and directors. The restricted share awards contained service and market conditions, or service and performance conditions, which are tied to the financial performance of the Company. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

A summary of the restricted share activity is as follows:

		Weighted average grant-
	Number of	date fair value per share
	Shares	(RMB)

Unvested at January 1, 2017	12,910,080	6.0
Granted	13,977,060	5.2
Vested	(2,123,120)	8.5
Forfeited	(238,400)	6.8

Unvested at December 31, 2017	24,525,620	5.3
Granted	13,202,512	14.5
Vested	(7,326,620)	6.0
Forfeited	(891,008)	5.9

Unvested at December 31, 2018	29,510,504	9.3
Granted	14,551,472	34.2
Vested	(9,122,432)	9.3
Forfeited	(1,582,248)	10.7

	33,357,296	22.4

The Company recognized share-based compensation expenses of RMB56,237,RMB89,804 and RMB189,447 for the years ended December 31, 2017, 2018 and 2019, respectively, for the restricted share awards. As of December 31, 2019, total unrecognized compensation expense relating to the unvested shares was RMB360,461. The expense is expected to be recognized over a weighted average period of 1.77 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2017, 2018 and 2019.

Total intrinsic value of restricted shares vested was RMB16,596, RMB160,264 and RMB311,923, respectively, for the years ended December 31, 2017, 2018 and 2019. Aggregate intrinsic value of unvested restricted shares as of December 31, 2019 was RMB1,500,376.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	July 2017	August 2018	August 2019
Risk-free rate of return	1.29 - 1.63%	2.047% - 2.418%	1.67% - 1.88%
Volatility	20.43 - 21.48%	71.85%	63.22%
Expected dividend yield	0.00%	0.00%	0.00%
Share price at grant date	US$1.191	US$3.125	US$5.02375
	(RMB8.0)	(RMB21.3)	(RMB34.6)
Expected term	2 - 4 years	1 - 3 years	1 - 3 years

(1)	Volatility

Expected volatility is assumed based on the historical volatility of the Company's comparable companies or the Company in the period equal to the expected term of each grant.

(2)	Risk-free interest rate

Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

A summary of share-based compensation expenses for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Years ended December 31,
	2017	2018	2019

Costs of revenue	9,941	18,008	46,007
Selling and marketing expenses	18,390	25,213	39,436
General and administrative expenses	30,866	61,707	101,949
Research and development expenses	646	949	2,364
Total share-based compensation expenses	59,843	105,877	189,756

19   REVENUE

Net revenue consisted of the following:

	Years ended December 31,
	2017	2018	2019

Colocation services	1,219,086	2,104,259	3,261,745
Managed service and others	372,774	655,231	832,826
Service revenue	1,591,860	2,759,490	4,094,571
Equipment sales	24,306	32,587	27,834
Total	1,616,166	2,792,077	4,122,405

20   INCOME TAX

Pursuant to the rules and regulations of the Cayman Islands, GDS Holdings is not subject to any income tax in the Cayman Islands.

The Company’s PRC entities are subject to the PRC Corporate Income Tax (“CIT”) rate of 25%.

The Company’s Hong Kong SAR entities are subject to the Hong Kong SAR Profits Tax rate of 16.5%. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2 million of assessable profits earned will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one entity in the group to benefit from the progressive rates.

The Company’s Singapore entities are subject to the Singapore CIT rate of 17%.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Years ended December 31,
	2017	2018	2019
Loss before income taxes:
PRC	130,961	237,232	68,080
Other jurisdictions	202,015	202,427	358,353
Total loss before income taxes	332,976	439,659	426,433

Current tax expenses:
PRC	5,546	27,206	65,819
Other jurisdictions	—	—	3
Total current tax expenses	5,546	27,206	65,822

Deferred tax benefits:
PRC	(11,683)	(36,597)	(50,172)
Other jurisdictions	61	—	—
Total deferred tax benefits	(11,622)	(36,597)	(50,172)

Total income taxes (benefits) expenses	(6,076)	(9,391)	15,650

The actual income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC statutory income tax rate to loss before income taxes due to the following:

	Years ended December 31,
	2017	2018	2019

PRC enterprise income tax rate	25.0%	25.0%	25.0%
Non-PRC entities not subject to income tax	(14.8)%	(9.2)%	(21.4)%
Tax differential for entities in non-PRC jurisdiction	(0.8)%	(1.2)%	(1.4)%
Tax effect of current year permanent differences	0.0%	(1.3)%	1.5%
Expiration of unused net operating losses	(2.6)%	(10.1)%	(1.4)%
Change in valuation allowance	(5.2)%	(1.0)%	(8.7)%
Return to provision adjustment	0.2%	(0.1)%	2.7%
	1.8%	2.1%	(3.7)%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2018	2019
Deferred tax assets:
Allowance for accounts receivable	48	12
Government subsidy	3,643	3,127
Accrued expenses	26,867	27,601
Asset retirement obligation	8,970	13,110
Net operating loss carry forwards	192,505	267,159
Total gross deferred tax assets	232,033	311,009
Valuation allowance on deferred tax assets	(155,852)	(205,976)
Deferred tax assets, net of valuation allowance	76,181	105,033

Deferred tax liabilities:
Property and equipment	(80,544)	(171,656)
Intangible assets	(116,156)	(97,102)
Prepaid land use rights	(1,653)	(1,612)
Operating leases	—	(6,546)
Accounts receivable	—	(4,836)
Obligations under finance lease and other financing obligations	(12,732)	(3,022)
Total deferred tax liabilities	(211,085)	(284,774)

Net deferred tax liabilities	(134,904)	(179,741)

Analysis as:
Deferred tax assets	36,974	72,931
Deferred tax liabilities	(171,878)	(252,672)
Net deferred tax liabilities	(134,904)	(179,741)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	Years ended December 31,
	2017	2018	2019

Balance at the beginning of the year	134,935	152,241	155,852
Increase during the year	17,306	3,611	50,124
Balance at the end of the year	152,241	155,852	205,976

As of December 31, 2019, the Company's net deferred tax assets were RMB72,931 as of December 31, 2019. This balance is net of a valuation allowance of RMB205,976 recorded by the Company. The deferred tax assets for net operating loss carry forwards and related valuation allowance were RMB235,057 and RMB181,985, respectively. This valuation allowance was related to the deferred tax assets of certain subsidiaries of the Company. These entities were in a cumulative loss position with net operating loss carry forwards which are subject to expiration. Management evaluated the realizability of the deferred tax assets associated with the Company's net operating loss carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized, based on the Company's expectations of future taxable income and timing of net operating losses carry forwards expirations. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB978,738 as of December 31, 2019, of which RMB52,656, RMB70,408, RMB146,464, RMB292,983 and RMB416,227 will expire if unused by December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The 2008 Enterprise Income Tax Law (the " EIT Law”) includes a provision specifying that legal entities organized outside the PRC are considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2018 and 2019, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC.

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

These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted portion amounted to RMB4,768,715 and RMB7,367,536 as of December 31, 2018 and 2019, respectively, including non-distributable general reserve fund of RMB579 and RMB15,712 as of December 31, 2018 and 2019, respectively. The parent company financial information of GDS Holdings is disclosed in note 27.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

22   LOSS PER ORDINARY SHARE

The computation of basic and diluted loss per share is as follows:

	Years ended December 31,
	2017	2018	2019

Net loss	(326,900)	(430,268)	(442,083)

Change in redemption value of redeemable preferred shares	—	—	(17,760)
Cumulative dividend on redeemable preferred shares	—	—	(40,344)
Net loss attributable to ordinary shareholders	(326,900)	(430,268)	(500,187)

Weighted average number of ordinary shares outstanding - basic and diluted	784,566,371	990,255,959	1,102,953,366

Loss per ordinary share - basic and diluted	(0.42)	(0.43)	(0.45)

Note:     During the years ended December 31, 2017 and 2019, the Company issued 20,000,000 and 48,962,896 ordinary shares, respectively, to its share depository bank, which have been and will continue to be used to settle stock option and restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

The following securities were excluded from the computation of diluted loss per share as inclusion would have been anti-dilutive. The share options and restricted shares below represented the maximum number of shares to be issued.

	Years ended December 31,
	2017	2018	2019

Share options/restricted shares	52,612,856	54,289,936	47,986,392
Convertible bonds payable	—	46,527,600	46,527,600
Total	52,612,856	100,817,536	94,513,992

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

During the year ended December 31, 2017, 2018 and 2019, substantially all of the Company’s operations are in the PRC. As of December 31, 2018 and 2019, the long-lived assets amounted to RMB742,390 and RMB1,605,892, respectively, were located in Hong Kong SAR, and substantially all of the remaining long-lived assets were in the PRC.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

24   MAJOR CUSTOMERS

During the year ended December 31, 2017, the Company had three contracting customers, which generated over 10% of the Company's total revenues or RMB318,359, RMB166,384 and RMB163,719, respectively. During the year ended December 31, 2018, the Company had three contracting customers, which generated over 10% of the Company’s total revenues or RMB563,698, RMB490,523 and RMB376,881, respectively. During the year ended December 31, 2019, the Company had three contracting customers, which generated over 10% of the Company's total revenues or RMB1,010,794, RMB712,780 and RMB535,990, respectively.

25   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

Capital commitments outstanding at December 31, 2018 and 2019 not provided for in the financial statements were as follows:

	As of	As of
	December 31, 2018	December 31, 2019

Contracted for	1,017,325	2,722,084

Commitment for purchase of land use rights was RMB4,500 as of December 31, 2019.

(b)   Lease commitments

The Company’s lease commitments are disclosed in note 12.

(c)   Litigation contingencies

In August 2018, the Company and its chief executive officer and chief financial officer were named as defendants in a consolidated class action lawsuit filed in the United States District Court. The complaints in the action allege that the Company’s registration statements contained misstatements or omissions regarding its business, operation, and compliance in violation of the U.S. securities laws. As of December 31, 2019, the Company had unpaid legal cost and other related costs of approximately RMB5,748 pertaining to this. On April 7, 2020, the US District Court for the Southern District of New York granted the motion of the defendants (including GDS Holdings, its chief executive officer and chief financial officer) to dismiss the class action lawsuit. The dismissal of the action is not yet final, as plaintiffs’ time to appeal or seek other relief from the judgment has not yet expired.

26   RELATED PARTY TRANSACTIONS

In 2017, 2018 and 2019, the related parties of the Company are as follows:

Name of party	Relationship

STT GDC	Principal ordinary shareholder of the Company
STT Singapore DC Pte. Ltd.	Subsidiary of STT GDC
STT DEFU 2 Pte. Ltd.	Subsidiary of STT GDC

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Company entered into the following material related party transactions.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(a)   Major transactions with related parties

		Years ended December 31,
		2017	2018	2019

Commission income
STT Singapore DC Pte. Ltd.	(i)	—	—	624
STT DEFU 2 Pte. Ltd.	(i)	—	—	332
		—	—	956
Conversion of convertible bonds from a related party
STT GDC	(ii)	366,958	—	—

Interest expenses
STT GDC	(ii)	30,078	—	—

(b)  Major balances with related parties

		As of December 31,
		2018	2019

Amount due to related parties:	(i)
STT DEFU 2 Pte. Ltd.		—	6,638
STT Singapore DC Pte. Ltd.		—	5,350
		—	11,988

Note (i): During the year ended December 31, 2019, the Company successfully referred a customer to STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. and recognized RMB624 and RMB332, respectively, as commission income. Income earned is based on amount billed on behalf of these two related parties to the ultimate customer amounting to RMB55,392 and RMB43,069, respectively. As of December 31, 2019, amount due to related parties represents the service fee received on behalf of the related parties for one of their customers located in China, which is recorded in accrued expenses and other payables.

Note (ii): During the year ended December 31, 2017, the related interest expense arising from the Convertible Bonds due 2019 subscribed by STT GDC amounted to RMB30,078.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

27   PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. As of December 31, 2019, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of December 31,
	2018	2019
Assets

Current assets
Cash	801,701	2,560,388
Prepaid expenses	6,716	7,048
Other current assets	17,940	21,537
Total current assets	826,357	2,588,973
Restricted cash	15,787	27,225
Investment and loans to subsidiaries	7,118,336	11,539,590
Other non-current assets	—	4,954
Total assets	7,960,480	14,160,742

Liabilities, Redeemable Preferred Shares and Shareholders' Equity

Current liabilities
Accounts payable	166	7,168
Accrued expenses and other payables	34,442	49,546
Due to subsidiaries	913	928
Total current liabilities	35,521	57,642

Long-term borrowings	388,832	681,235
Convertible bonds payable	2,004,714	2,049,654
Other long-term liabilities	9,488	16,649
Total liabilities	2,438,555	2,805,180

Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2019; Redemption value of RMB1,061,981 as of December 31, 2019; Liquidation value of RMB1,537,636 as of December 31, 2019)	—	1,061,981

Shareholders' equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 939,479,307 and 1,148,842,379 Class A ordinary shares issued and outstanding as of December 31, 2018 and 2019, respectively; 67,590,336 and 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2018 and 2019, respectively)	341	412
Additional paid-in capital	7,275,945	12,403,043
Accumulated other comprehensive loss	(139,254)	(52,684)
Accumulated deficit	(1,615,107)	(2,057,190)
Total shareholders' equity	5,521,925	10,293,581
Commitments and contingencies

Total liabilities, redeemable preferred shares and shareholders’ equity	7,960,480	14,160,742

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Operations

	Years ended December 31,
	2017	2018	2019

Net revenue	—	—	—
Cost of revenue	(10,392)	(21,132)	(50,201)
Gross loss	(10,392)	(21,132)	(50,201)

Operating expenses
Selling and marketing expenses	(22,528)	(26,595)	(40,721)
General and administrative expenses	(59,500)	(96,581)	(153,854)
Research and development expenses	(646)	(949)	(2,364)
Loss from operations	(93,066)	(145,257)	(247,140)

Other income (expenses):
Interest income	3,901	14,907	48,020
Interest expenses	(90,408)	(48,809)	(128,539)
Equity in loss of subsidiaries	(147,340)	(251,085)	(114,418)
Others, net	13	(24)	(6)
Loss before income taxes	(326,900)	(430,268)	(442,083)

Income tax expenses	—	—	—
Net loss	(326,900)	(430,268)	(442,083)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2017	2018	2019

Net loss	(326,900)	(430,268)	(442,083)
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(8,608)	61,434	86,570
Comprehensive loss	(335,508)	(368,834)	(355,513)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

	Years ended December 31,
	2017	2018	2019

Operating activities:
Net cash used in operating activities	(58,068)	(33,729)	(48,514)

Investing activities
Increase of due from subsidiaries	(588,768)	(3,846,353)	(4,473,682)
Net cash used in investing activities	(588,768)	(3,846,353)	(4,473,682)

Financing activities:
Proceeds from long-term borrowings	—	413,433	268,100
Payment of issuance cost of borrowings	—	(25,751)	—
Proceeds from exercise of stock options	3,377	16,866	55,469
Net proceeds from issuance of convertible bonds	—	1,867,304	—
Net proceeds from issuance of ordinary shares	649,834	1,283,308	4,934,126
Net proceeds from issuance of redeemable preferred shares	—	—	989,349
Payment of preferred shares dividends	—	—	(25,014)
Net cash provided by financing activities	653,211	3,555,160	6,222,030
Effect of exchange rate changes on cash and restricted cash	(37,808)	143,216	70,291

Net (decrease) increase in cash and restricted cash	(31,433)	(181,706)	1,770,125
Cash and restricted cash at beginning of year	1,030,627	999,194	817,488
Cash and restricted cash at end of year	999,194	817,488	2,587,613

Supplemental disclosures of cash flow information
Interest paid	33,920	24,308	88,818

Supplemental disclosures of non-cash investing and financing activities
Settlement of liability-classified restricted share award	4,462	6,357	7,984
Conversion of convertible bonds	1,106,227	—	—

28   SUBSEQUENT EVENTS

a)	Acquisition of Pujiang Site

In March 2020, the Company acquired from a third party a site in Pujiang Area, Minhang District of Shanghai, China for a cash consideration of RMB1,370,000.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

b)	New project loan facilities

In January, March and April 2020, five of the subsidiaries of the Company entered into various facility agreements with various third-party banks for a total amount of RMB1,105,000 with various maturity dates.

c)Coronavirus Outbreak

Beginning in January 2020, the emergence and wide spread of the novel Coronavirus (“COVID-19”) has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China and elsewhere. Substantially all of the Company’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to negative impact to the Company’s total revenues, slower collection of accounts receivable and additional allowance for doubtful accounts. With the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.