Form 20-F
period 2020-12-31
GDS Holdings Ltd
filed 2021-04-12
CIK 1526125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.00005 per share*	9698	The Stock Exchange of Hong Kong Limited
American Depositary Shares, each representing eight Class A ordinary shares	GDS	Nasdaq Global Market

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

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2020	1,427,590,059
Class B ordinary shares were outstanding as of December 31, 2020	67,590,336

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ⌧ No

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

⌧ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes    ☐ No

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

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

☐ Yes    ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

GDS HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2020

i

Conventions That Apply to This Annual Report on Form 20-F

Unless we indicate otherwise, references in this annual report on Form 20-F to:

●	“2019 PRC Foreign Investment Law” are to the PRC Foreign Investment Law promulgated by the National People’s Congress in March 2019, which became effective on January 1, 2020;
●	“ADSs” are to our American depositary shares, each of which represents eight Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“area committed” are to that part of our area in service which is committed to customers pursuant to customer agreements remaining in effect;
●	“area held for future development” are to the estimated net floor area that we have secured for potential future development by different means, including greenfield and brownfield land which we have acquired or which we expect to acquire pursuant to binding framework agreements with local governments, building shells which we have purpose-built on land which we own, and existing buildings for which we have entered into agreements in connection with their acquisition or lease with the intention of converting or redeveloping into data centers, but which are not actively under construction;
●	“area in service” are to the entire net floor area of data centers (or phases of data centers) which are ready for service;
●	“area pre-committed” are to that part of our area under construction which is pre-committed to customers pursuant to customer agreements remaining in effect;
●	“area under construction” are to the entire net floor area of data centers (or phases of data centers) which are actively under construction and have not yet reached the stage of being ready for service;
●	“area utilized” are to that part of our area in service that is committed to customers and revenue generating pursuant to the terms of customer agreements remaining in effect;
●	“Articles” or “Articles of Association” are to our Articles of Association (as amended from time to time), adopted on October 18, 2016 and effective on November 7, 2016;
●	“build-operate-transfer data centers” or “B-O-T data centers” are to data centers that we undertake to build and operate for specific customers for their exclusive use, and transfer to such customers at the end of the contract period;
●	“B-O-T joint venture data centers” are to B-O-T data centers in which we intend to sell an equity interest to our joint venture partner, GIC;
●	“carrier-neutral” or “cloud-neutral” are to data centers that are not owned, operated, or tied to any one network or cloud service provider, respectively;
●	“CBIRC” are to the China Banking and Insurance Regulatory Commission;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong and the Macao;
●	“Circular 82” are to the Notice Regarding the Determination of Chinese-controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017;

●	“Class A ordinary shares” are to Class A ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at our general meeting;
●	“Class B ordinary shares” are to Class B ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring weighted voting rights in our company such that a holder of a Class B ordinary share is entitled to 20 votes per share on resolutions tabled at our general meeting for (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances;
●	“commitment rate” are to the ratio of area committed to area in service;
●	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“Controlling Shareholders” are to Mr. Huang and STT GDC, unless the context otherwise requires; such term has the meaning ascribed to it under the Hong Kong Listing Rules;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“Data Center Operation Management Platform” are to the platform we developed and operate which provides real-time information on many aspects of data center operating performance;
●	“DTC” are to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;
●	“Entity List” are to the list maintained by the United States or U.S. Department of Commerce identifying foreign entities believed to be involved, or pose a significant risk of being or becoming involved, in activities contrary to the national security or foreign policy interests of the United States and which are prohibited from acquiring some or all items subject to the U.S. Export Administration Regulations (“EAR”);
●	“foreign private issuer” are to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
●	“GDS Beijing” are to Beijing Wanguo Chang’an Science and Technology Co., Ltd., a limited liability company established in the PRC on May 30, 2006 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Holdings,” “company,” “our company,” “we,” “our” or “us” are to GDS Holdings Limited, a company incorporated in the Cayman Islands with limited liability on December 1, 2006 and, where the context requires, its consolidated subsidiaries and its consolidated affiliated entities, including its variable interest entities and their subsidiaries, from time to time;
●	“GDS Investment Company” are to GDS (Shanghai) Investment Co., Ltd. (formerly known as Shanghai Free Trade Zone GDS Management Co., Ltd.), a limited liability company established in the PRC on December 30, 2015 and our wholly-owned indirect subsidiary;
●	“GDS Shanghai” are to Shanghai Shu’an Data Services Co., Ltd., a limited liability company established in the PRC on May 4, 2011 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Suzhou” are to Global Data Solutions Co., Ltd., a limited liability company established in the PRC on September 30, 2000 and a wholly-owned subsidiary of GDS Beijing;
●	“GIC” are to GIC Private Limited, Singapore’s sovereign wealth fund;

●	“gross floor area” are either to the total internal area of buildings which we own, or to the total area under lease with respect to buildings which we lease;
●	“Group,” “our Group,” “the Group,” “we,” “us,” or “our” are to our company and our subsidiaries (including the variable interest entities) from time to time;
●	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong” or “HK” are to the Hong Kong of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“IDC(s)” are to internet data center(s);
●	“M&A Rules” are to the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors jointly issued by MOFCOM, SASAC, STA, CSRC, SAIC and SAFE on August 8, 2006, effective on September 8, 2006 and further amended on June 22, 2009 by MOFCOM;
●	“Macau” are to the Macau of the PRC;
●	“Management HoldCo” are to Shanghai Xinwan Enterprise Management Co., Ltd., a limited liability company established in the PRC on October 16, 2019; as of March 31, 2021, the shareholders of Management HoldCo were Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, operation and delivery), Liang Chen (senior vice president, data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network business); such shareholders were designated by the board of directors of our company;
●	“Memorandum” or “Memorandum of Association” are to our memorandum of association (as amended from time to time);
●	“MIIT” are to the Ministry of Industry and Information Technology;
●	“MOFCOM” are to the Ministry of Commerce of the PRC;
●	“move-in period” are to the period commencing when part of the area committed under a particular customer agreement becomes area utilized and ending when all of the area committed under such customer agreement becomes area utilized in accordance with the terms of such customer agreement remaining in effect;
●	“Mr. Huang” are to Mr. William Wei Huang, the founder, chairman of the board, and chief executive officer of our company and a Controlling Shareholder;
●	“Nasdaq” are to the Nasdaq Global Market;
●	“NDRC” are to the National Development and Reform Commission;
●	“Negative List (2020)” are to the Special Administrative Measures (Negative List) for Foreign Investment Access, most recently jointly promulgated by the MOFCOM and the NDRC on June 23, 2020 and which became effective on July 23, 2020, as amended, supplemented or otherwise modified from time to time;

●	“net floor area” are to the total internal area of the computer rooms within each data center where customers can house, power and cool their computer systems and networking equipment;
●	“ordinary shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.00005 per share;
●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“PRC government” or “State” are to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
●	“pre-commitment rate” are to the ratio of area pre-committed to area under construction;
●	“Principal Share Registrar” are to Conyers Trust Company (Cayman) Limited;
●	“PUE” are to power usage effectiveness;
●	“PUE ratio” are to power usage effectiveness ratio, a metric used to determine the energy efficiency of a data center; it is determined by dividing the total amount of power consumed by the data center by the total amount of power consumed directly by customers to operate their IT systems housed in the data center;
●	“ready for service” are to data centers (or phases of data centers) which have passed commissioning and testing, obtained government approvals for operation, are fully supplied with power, and contain one or more computer rooms fully equipped and fitted out ready for utilization by customers;
●	“RMB” or “Renminbi” are to Renminbi, the lawful currency of the PRC;
●	“SAFE” are to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
●	“SAFE Circular 37” are to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by SAFE with effect from July 4, 2014;
●	“SAIC” are to the State Administration for Industry and Commerce of the PRC, currently known as the PRC State Administration for Market Regulation;
●	“SASAC” are to the State-owned Assets Supervision and Administration Commission of the State Council;
●	“SCNPC” are to the Standing Committee of the National People’s Congress of the PRC;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“self-developed data centers” are to data centers operated by us that we either purpose-build from the ground up, develop from building shells purpose-built for us, convert from existing buildings, acquire, or build, operate, and transfer pursuant to contacts with specific customers, excluding B-O-T joint venture data centers;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

●	“shareholder(s)” are to holder(s) of ordinary shares and, where the context requires, ADSs;
●	“sqm” are to square meters;
●	“STA” are to the State Taxation Administration of the PRC;
●	“State Council” are to the PRC State Council;
●	“STT GDC” are to STT GDC Pte. Ltd., a private limited liability company incorporated in Singapore on November 21, 2012, and a wholly owned subsidiary of STT Communications Ltd, which is in turn a wholly owned subsidiary of Singapore Technologies Telemedia Pte. Ltd.;
●	“Takeovers Codes” are to the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong;
●	“third-party data centers” are to data center net floor area operated by us that we lease on a wholesale basis from other data center providers and use to provide data center services to our customers;
●	“Tier 1 markets” are to the areas in and around the cities of Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing;
●	“total area committed” are to the sum of area committed and area pre-committed;
●	“UK” or “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland;
●	“U.S.” or “United States” are to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
●	“US$” or “U.S. dollars” are to the legal currency of the United States;
●	“utilization rate” are to the ratio of area utilized to area in service;
●	“variable interest entities,” “VIE” or “VIEs” are to our variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the VATS licenses, or other business operation licenses or approvals, in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;
●	“VAT” are to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
●	“VATS” are to value-added telecommunications services;
●	“VIE structure” or “Contractual Arrangements with consolidated VIEs” are to the variable interest entity structure; and
●	“WFOE(s)” are to wholly foreign owned enterprise(s) incorporated in the PRC which is/are directly or indirectly wholly owned by our company.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude Class A ordinary shares issuable upon (i) the exercise of options outstanding under our share incentive plans, (ii) conversion of our convertible senior notes and (iii) conversion of our convertible preferred shares.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020.

Our ADSs are listed on the Nasdaq Global Market under the ticker symbol “GDS.” Our ordinary shares are listed on the Hong Kong Stock Exchange under the stock code “9698.”

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.    KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. We derived the selected consolidated statement of operations data for the years ended December 31, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018, as set forth below, from our audited consolidated financial statements that are not included in this Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

We adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”) on January 1, 2019, using a modified retrospective method. Accordingly, financial data for the years ended December 31, 2016, 2017 and 2018 were not restated, which impacts the year-to-year comparability. See Note 2 of the Consolidated Financial Statements for more detailed information regarding adoption of the new lease standard.

We adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) on January 1, 2018, and applied the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at January 1, 2018. We elect to apply this guidance retrospectively only to contracts that are not completed contracts as of January 1, 2018.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Consolidated Statement of Operations Data:
Net revenue	1,055,960	1,616,166	2,792,077	4,122,405	5,738,972	879,536
Cost of revenue	(790,286)	(1,207,694)	(2,169,636)	(3,079,679)	(4,188,521)	(641,919)
Gross profit	265,674	408,472	622,441	1,042,726	1,550,451	237,617
Operating expenses
Selling and marketing expenses	(71,578)	(90,118)	(110,570)	(129,901)	(134,937)	(20,680)
General and administrative expenses	(227,370)	(228,864)	(329,601)	(411,418)	(702,524)	(107,667)
Research and development expenses	(9,100)	(7,261)	(13,915)	(21,627)	(40,049)	(6,138)
(Loss) Income from operations	(42,374)	82,229	168,355	479,780	672,941	103,132
Other income (expenses)
Net interest expense	(263,164)	(406,403)	(636,973)	(915,676)	(1,287,495)	(197,317)
Foreign currency exchange (loss) gain, net	18,310	(12,299)	20,306	(6,000)	(21,038)	(3,224)
Government grants	2,217	3,062	3,217	9,898	27,050	4,146
Gain from purchase price adjustment	—	—	—	—	55,154	8,453
Others, net	284	435	5,436	5,565	4,952	759
Loss before income taxes	(284,727)	(332,976)	(439,659)	(426,433)	(548,436)	(84,051)
Income tax benefits (expenses)	8,315	6,076	9,391	(15,650)	(120,778)	(18,510)
Net loss	(276,412)	(326,900)	(430,268)	(442,083)	(669,214)	(102,561)
Net loss attributable to redeemable non-controlling interests	—	—	—	—	2,807	430
Net loss attributable to GDS Holdings Limited shareholders	(276,412)	(326,900)	(430,268)	(442,083)	(666,407)	(102,131)
Accretion to redemption value of redeemable non-controlling interests	—	—	—	—	(18,627)	(2,855)
Net loss available to GDS Holdings Limited shareholders	(276,412)	(326,900)	(430,268)	(442,083)	(685,034)	(104,986)
Change in redemption value of redeemable preferred shares	205,670	—	—	(17,760)	—	—
Cumulative dividend on redeemable preferred shares	(332,660)	—	—	(40,344)	(52,709)	(8,078)
Net loss available to GDS Holdings Limited ordinary shareholders	(403,402)	(326,900)	(430,268)	(500,187)	(737,743)	(113,064)
Loss per ordinary share—basic and diluted	(1.35)	(0.42)	(0.43)	(0.45)	(0.59)	(0.09)
Weighted average number of ordinary shares outstanding—basic and diluted	299,093,937	784,566,371	990,255,959	1,102,953,366	1,253,559,523	1,253,559,523

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Consolidated Balance Sheet Data:
Cash	1,811,319	1,873,446	2,161,622	5,810,938	16,259,457	2,491,871
Accounts receivable, net	198,851	364,654	536,842	879,962	1,480,335	226,871
Total current assets	2,210,313	2,454,028	3,037,396	7,084,709	18,318,806	2,807,480
Total assets	8,203,866	13,144,567	20,885,243	31,492,531	57,258,795	8,775,294
Total current liabilities	1,479,221	2,423,071	3,507,879	3,999,514	7,643,821	1,171,466
Total liabilities	5,217,392	8,669,055	15,363,318	20,136,969	30,591,073	4,688,287
Total mezzanine equity	—	—	—	1,061,981	1,101,730	168,847
Total shareholders’ equity	2,986,474	4,475,512	5,521,925	10,293,581	25,565,992	3,918,160

Key Financial Metrics

We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year Ended December 31,
	2016	2017	2018	2019	2020
Other Consolidated Financial Data:
Gross margin(1)	25.2%	25.3%	22.3%	25.3%	27.0%
Operating margin(2)	(4.0)%	5.1%	6.0%	11.6%	11.7%
Net margin(3)	(26.2)%	(20.2)%	(15.4)%	(10.7)%	(11.7)%
(1)	Gross profit as a percentage of net revenue.
(2)	(Loss)/income from operations as a percentage of net revenue.
(3)	Net loss as a percentage of net revenue.

Non-GAAP Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	270,545	512,349	1,046,538	1,824,021	2,680,561	410,814
Adjusted EBITDA margin(2)	25.6%	31.7%	37.5%	44.2%	46.7%	46.7%
Adjusted gross profit(3)	475,100	764,726	1,322,585	2,163,442	3,071,744	470,765
Adjusted gross profit margin(4)	45.0%	47.3%	47.4%	52.5%	53.5%	53.5%
(1)	Adjusted EBITDA is defined as net income or net loss (computed in accordance with GAAP) excluding net interest expenses, incomes tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment.
(2)	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.
(3)	Adjusted gross profit is defined as gross profit (computed in accordance with U.S. GAAP), excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue.
(4)	Adjusted gross profit margin is defined as adjusted gross profit as a percentage of net revenue.

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted gross profit can provide useful supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which has been and may continue to be incurred in our business.

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

The following table reconciles our adjusted EBITDA in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Net loss	(276,412)	(326,900)	(430,268)	(442,083)	(669,214)	(102,561)
Net interest expenses	263,164	406,403	636,973	915,676	1,287,495	197,317
Income tax (benefits) expenses	(8,315)	(6,076)	(9,391)	15,650	120,778	18,510
Depreciation and amortization	227,355	378,130	741,507	1,142,032	1,638,474	251,107
Operating lease cost relating to prepaid land use rights	—	—	—	—	20,412	3,128
Accretion expenses for asset retirement costs	588	949	1,840	2,990	4,084	626
Share-based compensation expenses	64,165	59,843	105,877	189,756	333,686	51,140
Gain from purchase price adjustment	—	—	—	—	(55,154)	(8,453)
Adjusted EBITDA	270,545	512,349	1,046,538	1,824,021	2,680,561	410,814

The following table reconciles our adjusted gross profit in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is gross profit:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Gross profit	265,674	408,472	622,441	1,042,726	1,550,451	237,617
Depreciation and amortization	206,724	345,364	680,296	1,071,719	1,425,906	218,530
Operating lease cost relating to prepaid land use rights	—	—	—	—	1,360	208
Accretion expenses for asset retirement costs	588	949	1,840	2,990	4,084	626
Share-based compensation expenses	2,114	9,941	18,008	46,007	89,943	13,784
Adjusted gross profit	475,100	764,726	1,322,585	2,163,442	3,071,744	470,765

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

We have experienced significant growth in recent years. Our net revenue grew from RMB2,792.1 million in 2018 to RMB4,122.4 million in 2019, representing an increase of 47.6%, and further increased to RMB5,739.0 million (US$879.5 million) in 2020, representing an increase of 39.2%. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a managed service agreement and provide consulting services. Our net revenues from colocation services were RMB2,104.3 million, RMB3,261.7 million and RMB4,710.9 million (US$722.0 million) in 2018, 2019 and 2020, representing 75.4%, 79.1% and 82.1% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB655.2 million, RMB832.8 million and RMB1,006.0 million (US$154.2 million) in 2018, 2019 and 2020, representing 23.4%, 20.2% and 17.5% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB32.6 million, RMB27.9 million and RMB22.1 million (US$3.4 million) in 2018, 2019 and 2020, representing 1.2%, 0.7% and 0.4% of total net revenue over the same periods, respectively.

Our operations have also expanded in recent years through increases in the number and size of the data center facilities we operate, which we expect will continue to grow. Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion increases the challenges we face in:

●	obtaining suitable sites or land to build new data centers;
●	establishing new operations at additional data centers and maintaining efficient use of the data center facilities we operate;
●	managing a large and growing customer base with increasingly diverse requirements;
●	expanding our service portfolio to cover a wider range of services, including managed cloud services;
●	creating and capitalizing on economies of scale;
●	being exposed to protectionist or national security policies that restrict our ability to invest in or acquire companies or develop, import or export certain technologies;
●	obtaining additional capital to meet our future capital needs;
●	recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel;
●	maintaining effective oversight over personnel and multiple data center locations;
●	coordinating work among sites and project teams; and
●	developing and improving our internal systems, particularly for managing our continually expanding business operations.

In addition, we have grown our business through acquisitions in the past and intend to continue selectively pursuing strategic partnerships and acquisitions to expand our business. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. See “Item 4. Information on the Company-A. History and Development of the Company.” There can be no assurance that we will be able to identify, acquire and successfully integrate other businesses and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. See “-We have expanded in the past and expect to continue to expand in the future through acquisitions of other companies, each of which may divert our management’s attention, result in additional dilution to shareholders or use resources that are necessary to operate our business.”

If we fail to manage the growth of our operations effectively, our businesses and prospects may be materially and adversely affected.

If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected.

We have been expanding, and plan to continue to expand, the nature and scope of our service offerings, particularly into the area of managed cloud services, including direct private connection to major cloud platforms , an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The success of our expanded service offerings depends, in part, upon demand for such services by new and existing customers and our ability to meet their demand in a cost-effective manner. We may face a number of challenges in expanding our service offerings, including:

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

Our business requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services.

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

We have substantial indebtedness. As of December 31, 2020, we had total consolidated indebtedness of RMB23,000.9 million (US$3,525.0 million), including borrowings, finance lease and other financing obligations and convertible bonds. Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

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

As a result of the covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our current or future borrowings could increase the level of financial risk to us and, to the extent that the interest rates are not fixed and rise, or that borrowings are refinanced at higher rates, our available cash flow and results of operations could be adversely affected.

We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by share pledge over equity interests of our subsidiaries, our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of our borrowing subsidiaries and/or GDS Beijing and its subsidiaries, and our company as guarantor. For example, some of these agreements contain requirements to maintain a specified minimum cash balance at all times or require that the borrowing subsidiary maintain a certain debt-to-equity ratio. We cannot provide any assurances that we will always be able to meet any covenant tests under our financing arrangements. Other loan facility agreements of ours require that STT GDC, one of our major shareholders, maintain (i) an ownership percentage in our company of at least 25%, or (ii) have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of our company, or (iii) its status as the single largest shareholder of our company. If any of the abovementioned conditions were not maintained, pursuant to the terms of relevant facility agreements we could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule. In addition, the majority of our loan facility agreements require that the IDC license of GDS Beijing or the borrowing subsidiaries, other affiliated entities or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, be maintained and renewed on or before the expiry date of the IDC license or authorization thereunder, as applicable. However, we have learned that the MIIT will not allow subsidiaries authorized to provide IDC services by an IDC license holder to renew its current authorization in the future; instead, the MIIT will require subsidiaries of IDC license holders to apply for their own IDC licenses. See “—Risks Related to Doing Business in the People’s Republic of China—We may be regarded as being non-compliant with the regulations on VATS due to the lack of IDC licenses for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects.” If the subsidiaries of GDS Beijing cannot renew their authorizations to provide IDC services under the auspices of GDS Beijing’s IDC license timely, and such subsidiaries cannot apply for and obtain their own IDC licenses, we also could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule.

In May 2019, one of GDS Beijing’s subsidiaries, GDS Suzhou, obtained its own IDC license. In September and November 2019, the other two of GDS Beijing’s subsidiaries, Beijing Wan Chang Yun Science & Technology Co., Ltd., or Beijing Wan Chang Yun, and Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode obtained their own IDC license respectively. Other subsidiaries of our VIEs plan to apply for their own IDC licenses in order to continue to maintain authorizations to provide IDC services. While we do not foresee any legal impediment based on our experience with IDC license applications, there can be no assurance that these subsidiaries will be able to obtain approvals from the MIIT for their own IDC licenses in a timely manner or at all, or obtain such approvals for an expansion of authorization by GDS Beijing to allow the other subsidiaries of our VIEs to provide IDC services under the auspices of GDS Beijing’s IDC license. There also can be no assurance that we will be able to renew such authorizations and expansions in due course.

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

In mid-August 2019, the PBOC decided to reform the formation mechanism of the Loan Prime Rate, or LPR, and authorized the National Interbank Funding Center to release LPR monthly, which may impact the interest rate on our variable rate debt. Uncertainty on future LPR reforms and rate changes may impact our indebtedness.

We will likely require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we will likely need to raise additional funds through equity, equity-linked or debt financings in the future in order to meet our operating and capital needs. In this regard, at our annual general meeting, or AGM, held on August 6, 2020, our shareholders passed ordinary resolutions authorizing our board of directors to approve the allotment or issuance, in the 12-month period from the date of the AGM, of ordinary shares or other equity or equity-linked securities of our company up to an aggregate twenty percent (20%) of our existing issued share capital at the date of the AGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by our company). Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. In connection with our ongoing development and operation of hyperscale B-O-T joint venture data centers at locations in China selected by our customers, we will need to raise additional capital, either from our joint venture partners, through the equity and debt capital markets, bank loans or otherwise, and we may be unable to do so on terms acceptable to us or at all. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of the holders of our ordinary shares. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19. In March 2020, the World Health Organization declared COVID-19 to be a pandemic. As part of its efforts to contain the spread of COVID-19, from time to time the PRC government has taken and may continue to take a number of actions, including quarantining and otherwise treating individuals in China who are infected with COVID-19, asking residents to remain at home and to avoid public gatherings, among other actions. COVID-19 has resulted in temporary closures of many corporate offices, retail stores, and manufacturing facilities and factories across China. Most of our revenues are generated in and our workforce are located in China. Consequently, our business could be materially and adversely impacted by the effects of COVID-19 or other pandemics or epidemics.

The construction of new data centers or the expansion of existing data centers might be significantly delayed because of temporary closures of our construction sites and shortages of workers due to travel restrictions that have been or may be imposed in China. The completion of pending acquisitions of data centers might also be delayed or suffer other adverse impacts due to the impact of COVID-19. If the construction of new data centers, the expansion of existing data centers, or the completion of our pending acquisitions of data centers cannot be completed or delivered on time, we may be unable to meet our customer demand as expected, which may adversely and materially affect our business, results of operations and financial condition. Business distributions caused by the COVID-19 pandemic may also adversely and materially affect the business operations and financial condition of many of our customers, especially those that are small and medium-sized enterprises. Any prolonged disruption of our businesses or those of our customers or business partners could negatively impact our results of operations and financial condition. We have experienced slower cash collection as a result of the COVID-19 pandemic, for administrative reasons unrelated to our customers’ ability to pay, which has resulted in an increase in our accounts receivable. An increase in our accounts receivable and any decrease in our recovery rate on accounts receivable could impact our cash flow, increase our need to fund operations from other sources of capital and impact our operations and business. Our customers may encounter cash flow or operating difficulties, which may reduce their demand for our services, further delay their payments to us thereby increasing our accounts receivable turnover days, or even increase the risk that they may default on their payment obligations. Any of these events would negatively affect our operating results. In response to the pandemic, we temporarily suspended our offline customer acquisition activities and business travel to ensure the safety and health of our employees. The measures we took or are taking may reduce our business operation capacity and are likely to negatively affect our operating results.

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

While many of the restrictions on movements within China have been relaxed, there is great uncertainty around the future of the COVID-19 outbreak and how it will impact our operations in Mainland China and in Hong Kong. In particular, we cannot accurately forecast the potential impact of additional outbreaks as government restrictions are relaxed, further shelter-in-place or other government restrictions implemented in response to such outbreaks, or the impact on the ability of our customers to remain in business as a result of the ongoing pandemic or such additional outbreaks. With the uncertainties surrounding the COVID-19 outbreak , including the availability of effective vaccines or cure, the threat to our business disruption and the related financial impact remains.

If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.

As of December 31, 2018, 2019 and 2020, our accounts receivable, net, amounted to RMB536.8 million, RMB880.0 million and RMB1,480.3 million (US$226.9 million). Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, were relatively stable at 58.9 days in 2018 and 62.7 days in 2019. However, our accounts receivable turnover days increased to 75.3 days in 2020, as a higher proportion of our contracts were billed quarterly in arrears as opposed to monthly in arrears. In addition, we experienced slower cash collection for administrative reasons as a result of the COVID-19 pandemic, unrelated to our customers’ ability to pay.

The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be adversely affected.

We had net current liabilities as of December 31, 2018 and we may experience net current liabilities again in the future.

Having net current liabilities could constrain our operational flexibility and affect our ability to expand our business. We expect to continue to rely upon a combination of cash retained from operations as well as the financing methods we have historically used to fund our expansion. If we do not generate sufficient cash flow from our operations to meet our present and future financial needs, we may need to rely on additional external equity capital and debt financing for funding. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to delay or abandon our development and expansion plans, and our business, financial condition and results of operations may be materially and adversely affected. As of December 31, 2018, we had net current liabilities of RMB470.5 million. We may record net current liabilities in the future if we fail to maintain current assets at a level that exceeds current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may materially adversely affect our business, results of operations and financial condition.

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

More stringent requirements or restrictions imposed by local authorities in the Tier 1 markets as to energy conservation or industrial policies may also limit our ability to obtain the regulatory approvals for the development and operation of data centers, which are essential for us to obtain power supply and expand our business. For example, the Development and Reform Commission of Shenzhen Municipality, or Shenzhen DRC, issued regulations in the first half of 2017 to tighten the requirements for energy conservation review of fixed-asset investment projects for data centers by requiring all such projects to obtain an energy conservation review opinion from Shenzhen DRC regardless of the amount of their energy consumption and conditioning its approval of power supply applications on the receipt of such energy conservation review opinion. In September 2018, the General Office of the People’s Government of Beijing Municipality issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition) to strictly control new construction or expansion of data centers in Beijing. In January 2019, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Guideline Opinion on Coordinated Construction of Internet Data Centers in Shanghai to control the aggregate number of newly increased IDC racks from 2019 to 2020 in Shanghai. In April 2019, the Shenzhen DRC published a Notice on the Relevant Matters of Energy Conservation Examination for Data Centers to strictly control the newly increased amount of annual comprehensive energy consumption of data centers. In November 2020, the General Office of the People’s Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average designed PUE of data centers in Guangdong Province should be lower than 1.3 as of the year 2022. In January 2021, the Beijing Municipal Bureau of Economy and Information Technology published the Implementation Plan on Coordinated Development of Data Centers in Beijing (Exposure Draft), to stipulate lower PUE and other energy conservation requirements applicable to upgrade of existing data centers and new construction of data centers in Beijing. Failure to meet the evolving requirements, new restrictions imposed on our expansion, and lack of regulatory approvals could have a material and adverse effect on our business and expected growth. See “—Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.”

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

We attempt to manage our power resources and limit exposure to system downtime due to power outages from the electric grid by having redundant power feeds from the grid and by using backup generators and battery power. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential customers, which may materially and adversely affect our business, financial condition and results of operations.

We have a history of net losses and negative cash flows from operating activities and may continue to incur losses and experience negative cash flows from operating activities in the future.

We incurred net losses of RMB430.3 million, RMB442.1 million and RMB669.2 million (US$102.6 million) in 2018, 2019 and 2020, respectively, and we may incur losses in the future. We had cash used in operating activities of RMB12.9 million in 2018. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center capacity, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in China and general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in data center capacity, increased headcount and increased utility expenses.

The data center business is capital-intensive. Constructing, developing and operating our data centers require significant capital expenditures. We need to fund these costs with various forms of financing, in addition to cash retained from operations. We have historically funded data center development through additional equity or debt financing. We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit. If we are unable to secure such additional financing, it will have a material adverse effect on our business and we may have to limit operations in a manner inconsistent with our development plans. If additional funds are raised through the issuance of equity securities or convertible debt securities, it will be dilutive to our shareholders and could result in a decrease in our stock price. In addition, if there are other factors that negatively impact our cash flow, such as the credit risk associated with accounts receivable or the ability to recover VAT on a timely basis, our cash flow and ability to fund our operations and capital expenditures would be negatively affected. If we are unable to obtain requisite financing needed to fund our planned operations and expansion, it would have a material adverse effect on our business.

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

The data center facilities we operate are subject to failure. Any significant or prolonged failure in any data center facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the cooling equipment, generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our net revenue. Any failure or downtime in one of the data center facilities that we operate could affect many of our customers. The total destruction or severe impairment of any of the data center facilities we operate could result in significant downtime of our services and catastrophic loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including:

●	power loss;
●	equipment failure;
●	human error or accidents;
●	theft, sabotage and vandalism;
●	failure by us or our suppliers to provide adequate service or maintenance to our equipment;
●	network connectivity downtime and fiber cuts;
●	security breaches to our infrastructure;
●	improper building maintenance by us or by the landlords of the data center buildings which we lease;
●	physical, electronic and cyber security breaches;
●	fires and fire hazards, earthquake, hurricane, tornado, flood and other natural disasters;
●	extreme temperatures;
●	water damage;
●	public health emergencies; and
●	terrorism.

We have in the past experienced, and may in the future experience, interruptions in service due to power outages or other technical failures or for reasons outside of our control, including a service interruption that caused system downtime to certain banking and financial institution customers and other customers. These interruptions in service, regardless of whether they result in breaches of the service level agreements we have with customers, may negatively affect our relationships with customers, including resulting in customers terminating their agreements with us or seeking damages from us or other compensatory actions. Interruptions in service may also have consequences for customers, such as banking and financial institutions, that are under the oversight of industry regulators, including the CBIRC and other PRC regulatory agencies. In response to such interruptions in service, industry regulators have taken, and may in the future take, various regulatory actions, including notifications or citations to our customers, over which they have oversight. Such regulatory actions with respect to our customers, including banking and financial institutions, could negatively impact our relationships with such customers, lead to audits of our services, inspections of our facilities, place restrictions or prohibitions upon the ability of such institutions to use our services, and thereby negatively affect our business operations and results of operations. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure and sourcing, designing the best facilities possible and implementing rigorous operational procedures to maintenance programs to manage risk. However, we cannot assure you that such interruptions in service will not occur again in the future, or that such incidents will not result in the loss of customers and revenue, our paying compensation to customers, reputational damage to us, penalties or fines against us, and would not have a material and adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions.” Service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with customers and materially and adversely affect our business.

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

Our operations are subject to hazards and risks normally associated with the daily operations of our data center facilities. Currently, we maintain insurance policies in nine categories: construction and installation, work interruption expense due to public health event, business interruption for lost profits, property and casualty, public liability, cyber security liability, directors and officers liability, employer liability and commercial employee insurance. Our business interruption insurance for lost profits includes coverage for business interruptions, our property and casualty insurance includes coverage for equipment breakdowns and our commercial employee insurance includes employee group insurance and senior management medical insurance. We believe our insurance coverage adequately covers the risks of our daily business operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations and subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

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

Most of our self-developed data centers are located in properties that we hold under long-term leases. Such leases generally have 15 to 20-year terms from inception. In some instances, we may negotiate an option to purchase the leased premises and facilities or a right of first refusal for the renewal of the existing leases according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into five agreements in respect of data centers in operation with parties who have not produced evidence of proper legal title of the premises, and although we may seek damages from such parties, such leases may be void and we may be forced to relocate. The five agreements are in relation to eight leased data centers which collectively accounted for approximately 4.1%, 5.7% and 8.2% of our revenues in the years ended December 31, 2018, 2019 and 2020, respectively, and approximately 10.3%, 8.9% and 8.6% of total area committed as of December 31, 2018, 2019 and 2020, respectively. Except for one data center, which accounted for 1.8%, 0.9%, and 0.9% of net revenues in the years ended December 31, 2018, 2019 and 2020 and 0.5%, 0.4% and 0.2% of total area committed as of December 31, 2018, 2019 and 2020, the owners of the premises for the seven other data centers have confirmed such property ownership certificates are in the process of being obtained without any foreseen legal or regulatory difficulties; in addition, as advised by our PRC legal counsel, as the owners have obtained relevant construction planning permits with regard to the construction of the premises, the relevant leases will be deemed valid and effective by a court in case of any dispute. Ten of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

We generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. As of March 31, 2021, most of our data centers (self-developed and third-party) were located in our Tier 1 markets. Furthermore, several of our data centers are located on campuses or clusters in close proximity to each other in specific districts within our Tier 1 markets. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers could adversely affect our financial condition and results of operations.

We consider our customers to be the end users of our services. We may enter into agreements directly with our customers or provide services to our customers through agreements with intermediate contracting parties. See “Item 4. Information on the Company—B. Business Overview—Our Customers.”

We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had two customers that generated 27.0% and 17.4% of our total net revenue, respectively, in 2018, three customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019, and two customers that generated 26.3% and 20.5% of our total net revenue, respectively, in 2020. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2020, we had two customers who accounted for 35.8% and 22.3%, respectively, of our total area committed (excluding B-O-T joint venture data centers). No other customer accounted for 10% or more of our total area committed (excluding B-O-T joint venture data centers). Moreover, for several of our data centers, a limited number of customers accounted for or are expected to account for a substantial majority of area committed or area utilized, including some cases where a single customer accounted for all area committed or area utilized. If there are delays in the move-in, whereby the net floor area they are committed to is not utilized as expected, or there is contract termination in relation to these customers, then our net revenue and results of operations would be materially and adversely affected.

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

We seek to renew customer agreements when those agreements are due for renewal. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and to secure high rates of agreement renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service agreements with our existing customers or re-commit space relating to expired service agreements to new customers if our current customers do not renew their agreements. In the event of a customer’s termination or non-renewal of expired agreements, or a renewal of an expired agreement for fewer services or less area than it had previously utilized, our ability to enter into services agreements so that new or other existing customers utilize the expired existing space in a timely manner will impact our results of operations. If such expired existing space is not utilized by new or other existing customers in a timely manner, our service revenue and results of operations may be negatively impacted. Our quarterly churn rate, which we define as the ratio of quarterly service revenue from agreements which terminated or expired without renewal during the quarter to the total quarterly service revenue for the preceding quarter, averaged 0.9%, 0.5% and 0.8% in 2018, 2019 and 2020, respectively. During 2021, data center service agreements with our customers with respect to 7.4% of our total area committed (excluding B-O-T joint venture data centers) as of December 31, 2020 will become due for renewal.

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

Our customers operate in a limited number of industries, particularly in the cloud services, internet and financial services industries. As of December 31, 2020, customers from the cloud services, internet and financial services industries accounted for 76.7%, 14.1% and 5.0% of our total area committed (excluding B-O-T joint venture data centers), respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services, internet and financial services industries. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the demand for our services.

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

Many of our customer agreements allow for early termination, subject to payment of specified costs and penalties, which are usually less than the revenues we would expect to receive under such agreements. Our customer agreement commitments could significantly decrease if any of the customer agreements is terminated either pursuant to, or in violation of, the terms of such agreement. In addition, our customer agreement commitments during a particular future period may be reduced for reasons outside of our customers’ control, such as general prevailing economic conditions. It is difficult to predict how market forces, or PRC or U.S. government policies, in particular, the severe and continued deterioration of bilateral relations between the PRC and the U.S., may continue to impact the PRC economy as well as related demand for our colocation and managed services going forward. See “Geopolitical tensions have led to a heightened trend towards trade, technology and even finance “de-coupling” between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business operations and results of operations.” If our customer agreement commitments are significantly reduced, our results of operations could be materially and adversely affected.

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

We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer. Policies recently promoted by the PRC government concerning the concept of “new infrastructure” may encourage and result in a new wave of investment in, among other things, largescale data centers, artificial intelligence and industrial internet at all levels of the economy. Accordingly, there may be an increase in the number of companies engaging in the data center services business due to the numerous opportunities presented by such policies, which may result in increased competition in our industry.

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

Export control and economic or trade sanctions could subject us to regulatory investigations or other actions, and may limit our ability to sell to certain customers, which could materially and adversely affect our competitiveness and business operations.

Recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, as well as actions brought against Huawei and related persons by the U.S. and the Canadian governments, have raised further concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based technology companies including us in a wide range of areas such as data security, telecommunications, artificial intelligence, technologies deployed for surveillance purposes, import/export of technology or other business activities. We may also face restrictions on transactions with certain customers, business partners and other persons. For instance, the U.S. government announced several orders effectively barring sales of components and software subject to U.S. export controls to, among others, Huawei and certain other China-based technology companies and their respective affiliates. In particular, on May 15, 2019, the U.S. Department of Commerce added Huawei and certain of its affiliates to the Entity List. On May 15, 2020, the U.S. Department of Commerce took two sets of actions further targeting Chinese firms, including further tightening export controls against Huawei and its non-U.S. affiliates and adding additional China-related entities to the Entity List, which imposes restrictions on the transfer of technology to these entities. On August 17, 2020, the U.S. Department of Commerce imposed further export control restrictions on Huawei and its affiliates on the Entity List and added additional Huawei affiliates to the Entity List. The Entity List identifies foreign parties that are prohibited from acquiring—whether by export, reexport, or transfer in-country—some or all items subject to the U.S. Export Administration Regulations (“EAR”), unless the exporter secures a license. Licenses, and exceptions to the license requirement, are rarely granted to exporters. Exporting, reexporting or transferring items subject to the EAR in violation of licensing requirements could result in criminal and/or civil penalties. The U.S. Department of Commerce has indicated that engaging in activities contrary to U.S. national security and/or foreign policy interests would be grounds for inclusion on the Entity List. In June and August of 2020, the U.S. Department of Defense (“DOD”) made public two lists of Chinese companies, including the major Chinese telecommunications carriers, that have been determined to be “Communist Chinese military companies” operating directly or indirectly in the United States. While not sanctions lists, the DOD lists may lead to future sanctions by the U.S. government of companies on the DOD lists, including the PRC telecommunications carriers who provide network services to our customers. Additionally, the United States has ended trade preferences for Hong Kong as well as imposed sanctions on certain officials of Hong Kong and PRC government.

These restrictions, and similar or more expansive restrictions or sanctions that may be imposed by the U.S. or other jurisdictions in the future, may adversely affect our ability to work with certain existing and future customers and business partners, which could possibly lead to the modification or cancellation of our existing customer contracts, all of which would harm our business. Furthermore, our association with customers or business partners that are or become subject to U.S. regulatory scrutiny or export restrictions could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, customers of our customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial conditions or prospects.

Additionally, these developments may materially and adversely affect certain of our suppliers’ and customers’ abilities to acquire technologies, systems, devices or components that may be critical to their technology infrastructure, service offerings and business operations, and further cause a turmoil to their industries including telecommunications, information technology infrastructure and consumer electronics, which may, in turn, materially and adversely affect their demand for our services and affect our business, financial condition and results of operations. These restrictions or sanctions, even targeting specific entities unrelated to us, could nevertheless also negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the U.S., Europe or other countries, which could significantly harm our competitiveness. There can be no assurance that we will not be affected by current or future export controls or economic and trade sanctions regulations.

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

The Company provided colocation services to two PRC companies (which belong to the same group) on the Entity List during the years ended December 31, 2018, 2019 and 2020.

The Company does not sell to any entities listed on the U.S. Commerce Department’s Entity List any servers, IT equipment or any other products that are subject to the EAR and the Company does not export, re-export, or transfer any U.S.-origin products, technology, components or software that are subject to the EAR to any entities listed on the U.S. Commerce Department’s Entity List.

Geopolitical tensions have led to a heightened trend towards trade, technology and even finance “de-coupling” between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business operations and results of operations.

In recent years, there has been a deterioration in the relationship between China and the United States which has resulted in intense potential conflicts between the two countries in trade, technology and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China and Chinese companies. Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation and decision of the National People’s Congress on improving the electoral system of the Hong Kong, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government. Export controls, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies, some of which are existing or potential customers and/or suppliers to us. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies. These have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other Chinese technology companies, including us, in a wide range of areas such as data security, emerging technologies, “dual-use” commercial technologies and applications that could be deployed for surveillance or military purposes, import/export of technology or other business activities. For instance, in 2019 and 2020, the U.S. government announced several executive orders and regulations effectively barring American firms from selling, exporting, re-exporting, or transferring U.S.-origin technology, components and software, among other items, to Chinese technology companies and their respective affiliates. In May 2020, the U.S. Bureau of Industry and Security announced plans to restrict certain Chinese companies and their overseas-related affiliates’ ability to use U.S. technology and software to design and manufacture their products. On August 5, 2020, the U.S. State Department expanded their “Clean Network” program to cover, among others, availability of apps from Chinese companies and storage of data sensitive to U.S. citizens and businesses on cloud-based storage systems run by Chinese companies, including Alibaba. Various executive orders issued by former U.S. President Donald J. Trump have also led to escalating political tensions between the U.S. and China, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay. When such measures become effective, any transaction that is related to such target companies by any such person, or with respect to any such property, subject to the jurisdiction of the United States, with such target companies shall be prohibited. These restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. We cannot assure you that the current and/or future export controls or economic and trade sanctions regulations or their developments will not have a negative impact on our business operations or reputation.

In addition, if any additional existing or potential customers and/or suppliers of ours, any other parties that have collaborative relationships with us or our affiliates, or our company, were to become targeted under sanctions or export control restrictions, this may result in significant interruption in our business, regulatory investigations and reputational harm to us. Media reports on alleged violation of export control or economic and trade sanctions or data security and privacy laws, by us or by our customers, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions or data security and privacy laws and rules, even in situations where the potential amount or fine involved may be relatively small, our businesses could be severely interrupted and our reputation could be significantly harmed.

Furthermore, rising trade and political tensions between the United States and China could place pressure on the economic growth in China as well as the rest of the world. Such rising tensions could also reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The U.S. administration under former U.S. President Trump had advocated for and taken steps toward restricting trade in certain goods, particularly from China. While the two nations reached a “Phase One” trade agreement in January 2020, the progress of future trade talks between China and the United States are subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. Trade tension between China and the United States may intensify and the United States may adopt even more drastic measures in the future. China has retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For example, on January 9, 2021, MOFCOM promulgated the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Any further escalation in trade or other tensions between the United States and China or news and rumors of any escalation, could introduce uncertainties to China’s economy and the global economy which in turn could affect the Chinese economy generally, including the use of mobile, web-based commerce as well as our customers’ cloud-based platforms and services. Any such decline in the technology industry, reduction in cloud adoption or slowdown in the growth of the internet and the use of our customers’ platforms and services may lead to decreased demand for data center capacity or managed services, which could have a material and adverse effect on our business, results of operations and financial condition. Foreign policies of the United States tend to be followed by certain other countries, and those countries may adopt similar policies in their relationships with China and the Chinese companies.

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing trade conflict, may have an adverse effect on our business and expansion plans.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. For example, in 2018 the United States announced tariffs that applied to products imported from China, totaling approximately US$250 billion, and in May 2019 the United States increased the rate of certain tariffs previously levied on Chinese products from 10% to 25%. In August 2019, the United States announced that it would apply an additional tariff of 10% on the remaining US$300 billion of goods and products coming from China. After several rounds of trade talks between China and the United States, the United States temporarily delayed an increase in tariffs on US$250 billion of products imported from China, and in September and October 2019, the United States announced several tariff exemptions for certain Chinese products. In August 2019, the U.S. Treasury labeled China a currency manipulator and withdrew such designation in January 2020. In addition, the United States is reported to be considering ways to limit U.S. investment portfolio flows into China, though no details in such regard have been officially announced.

China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States in May 2018, China imposed retaliatory tariffs on U.S. goods of a similar value, and in response to the tariff announcements by the United States in August 2019, China announced it would stop buying U.S. agricultural products and would not rule out import tariffs on newly purchased U.S. agricultural products. In September 2019, China unveiled several tariff exemptions for U.S. products, including various agricultural products. Even though, in January 2020, the “Phase One” trade agreement was signed between the United States and China, the U.S.-China relationship has deteriorated further, and there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, and may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. If these measures and tariffs affect any of our customers and their business results and prospects, their demand for, or ability to pay for, our data center services may decrease, which would materially and adversely affect our results of operations. In addition, if China were to increase the tariff on any of the items imported by our suppliers and contract manufacturers from the U.S., they might not be able to find substitutes with the same quality and price in China or from other countries. As a result, our costs would increase and our business, financial condition and results of operations would be adversely affected.

Our failure to comply with regulations applicable to our leased data center buildings may materially and adversely affect our ability to use such data centers.

Among the data center buildings that we lease, including those under construction, a majority of the lease agreements have not been registered or filed with relevant authorities in accordance with the applicable PRC laws and regulations. The enforcement of this legal requirement varies depending on local practices. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. The relevant PRC law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease, and the lease agreements of several of our data centers provide that the lessor is responsible for processing the registration and must compensate us for losses caused by any breach of the obligation. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us in accordance with the terms of the lease agreement, such fine will be borne by us. In the case of one data center in Beijing, a portion of the building has been constructed without obtaining the building ownership certificate, and the part of the lease in relation to such portion may be deemed invalid if the construction has not been duly approved by the government, in which event we would not be able to use that portion of property. If the owners fail to obtain the necessary consents and/or to comply with the applicable legal requirements for the change of usage of these premises, and the relevant authority or the court orders us to use the relevant leased buildings for the designated usage only, we may not be able to continue to use these buildings for data center purposes and we may need relocate our operation there to other suitable premises. We may also be subject to administrative penalties for lack of fire safety approvals for renovation of the leased premises, and we may be ordered to suspend operations at applicable premises if we fail to timely cure any such defect. Construction or renovation of certain other of our data centers was carried out without obtaining construction (including zoning) related permits, and certain leased premises were put into use without fulfillment of construction inspection and acceptance procedures, which may cause administrative penalties to be imposed on us in the case of renovation, and may cause the use of the leased premises to be deemed illegal, and we may be forced to suspend our operations as a result. See also “—Risks Related to Doing Business in the People’s Republic of China—Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.”

We may be regarded as being non-compliant with the regulations on VATS due to the lack of IDC licenses for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects.

The laws and regulations regarding VATS, licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries not included in the Special Management Measures (Negative List) of the Catalog are permitted industries. Industries such as value-added telecommunication services, including internet data center services, are restricted to foreign investment. The Special Management Measures (Foreign Investment Permitted Negative List) of the Catalog has been superseded by the Special Management Measures (Negative List) (2018) and the Encouraged Foreign Investment Industry Catalog has been superseded by Encouraged Foreign Investment Industry Catalog (2019). On June 23, 2020, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2020), which became effective on July 23, 2020. Foreign investment in VATS (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List (2020). Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses.

Before 2013, the definition of the IDC services was subject to interpretation as to whether our services would fall within its scope. In addition, authorities in different localities had different interpretations. According to the Classification Catalogue of Telecommunications Services, or the Telecom Catalogue, publicized in February 2003 by the Ministry of Information Industry, the predecessor of the MIIT, which took effect in April 2003, and our consultations with the MIIT, IDC services should be rendered through the connection with the internet or other public telecommunications networks.

On May 6, 2013, the “Q&A on the Application of IDC/ISP Business,” or the Q&A, was published on the website of China Academy of Telecom Research, an affiliate of the MIIT. The Q&A was issued together with the draft revised Telecom Catalogue of the 2013 version, which although not an official law or regulation, reflected the evolving attitude of the MIIT towards the legal requirements as to applications for IDC licenses. A national consulting body and certain telephone numbers, the Designated Numbers, are provided in the Q&A to answer any questions arising from the application of IDC licenses. Since then, even though the definition of IDC services under the Q&A is identical to that under the Telecom Catalogue, whether a business model should be deemed to be IDC services is subject to the unified clarifications under the Q&A and replies obtained from such Designated Numbers, rather than different replies which may be obtained from different officials from the MIIT or its local branches. The draft revised Telecom Catalogue did not come into effect until March 2016, when it was further revised to adapt to developments in the telecommunications industry. During such period, we closely followed legislative developments and conducted feasibility studies for restructuring our business. Based on the Q&A and our consultation with both the Designated Numbers and MIIT officials in 2014 and 2015, IDC services which did not utilize public telecommunications networks would also require an IDC license and that IDC services could only be provided by a holder of an IDC license, or a subsidiary of such holder, with the authorization of the holder.

GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen, Chengdu, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou and Chongqing. In order to adapt to the new regulatory requirements and address pre-existing customer agreements, we converted GDS Suzhou into a domestic company wholly owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from Further Success Limited, or FSL, a limited liability company established in the British Virgin Islands, in order to enable GDS Suzhou to provide IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. The MIIT approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu, so that they are now authorized to provide IDC services. As part of the VIE restructuring, we converted and changed the shareholding of Shanghai Waigaoqiao EDC Technology Co, Ltd., or EDC Shanghai Waigaoqiao, in the same way as GDS Suzhou, and the MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao is also authorized to provide IDC services, and the MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include Shenzhen Yaode. As the result of our acquisition of BJ10, BJ11 and BJ12, we have acquired all of the equity interests in Lanting (Beijing) Information Science and Technology Co., Ltd., or Lanting Information, which therefore has been converted into a foreign-invested company. The existing customer agreements of BJ10, BJ11 and BJ12 were entered into by Lanting Information as an IDC service provider before our acquisition. As part of the acquisition, Lanting Information canceled its IDC license prior to the closing and the relevant counterparties have completed the assignment of all of the rights and obligations of Lanting Information as the IDC service provider under these customer agreements to GDS Beijing as the IDC service provider. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are our consolidated VIEs.

However, there can be no assurance that our agreements signed before the completion of the VIE restructuring with any of our WFOEs as the service provider will not be deemed as historical non-compliance. Also, we cannot assure you that the fact that Lanting Information is the signing party of such agreements during the interim period from the cancellation date of its own IDC license to the completion date of the assignment of such agreements will not be deemed as historical non-compliance. If the MIIT regards us as existing in a state of non-compliance, penalties could potentially be assessed against us. It is possible that the amount of any such penalties may be several times more than the net revenue generated from these services. Our business, financial condition, expected growth and prospects would be materially and adversely affected if such penalties were to be assessed upon us. It is also possible that the PRC government may prohibit a non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

We have learned that the MIIT will not approve any expansion of authorization by an IDC license holder to its subsidiary, and that it will not allow any such subsidiary of an IDC license holder to renew its current authorization in the future. Instead, the MIIT will require subsidiaries of IDC license holders to apply for their own IDC licenses. Although, to our knowledge, such policy is not supported by any published laws or regulations, we have been making efforts to comply with this regulatory development. GDS Suzhou has already obtained its own IDC license in May 2019. Beijing Wan Chang Yun and Shenzhen Yaode have obtained their own IDC license respectively in September and November 2019. The other subsidiaries of our VIEs currently plan to apply for their own IDC licenses in order to continually maintain authorizations to provide IDC services going forward. However, we cannot assure you that we will be able to obtain approvals from the MIIT for their own IDC Licenses in a timely manner or at all, or obtain approvals from the MIIT for an expansion of authorization from GDS Beijing under its IDC license to allow IDC services to be provided by the other subsidiaries of our VIEs, who rely on such authorizations and expansions to provide IDC services, or that we will be able to renew such authorizations and expansions in due course. Based on our experience with IDC license applications, we do not foresee any legal impediment for such subsidiaries to obtain their IDC licenses. In the unlikely event that such subsidiaries fail to obtain their IDC licenses, we plan to have such subsidiaries assign relevant customer agreements to GDS Beijing so that GDS Beijing will provide the IDC services under such customer agreements, as GDS Beijing’s IDC license covers the locations and scope of IDC services provided by such subsidiaries. However, we will need to obtain customers’ consent to the foregoing assignment, and there can be no assurance that we will be able to obtain such consents from customers before the authorization expires. If any of these situations occur, our business, financial condition, expected growth and prospects would be materially and adversely affected.

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

One of our subsidiaries, GDS (Hong Kong) Limited, entered into IDC service agreements with customers outside China, which may be regarded as non-compliance with the regulations on foreign investment restriction and VATS, by providing IDC service without qualification.

In 2015 and 2016, GDS (Hong Kong) Limited, or GDS HK, which is one of our Hong Kong incorporated subsidiaries, entered into IDC service agreements with a few customers outside China, while the actual service provider was intended to be GDS Beijing or EDC Shanghai Waigaoqiao. These IDC service agreements may be regarded as non-compliant, because the law prohibits foreign entities providing IDC services in the PRC.

We have amended all of our IDC service agreements to specify GDS Beijing or its subsidiaries as the contracting party for such agreements, so that such agreements are, in our belief, compliant. However, we cannot assure you that our IDC service agreements as amended will not be found to be non-compliant. If the MIIT regards such agreements as non-compliant, penalties could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected.

We may fail to obtain, maintain and update licenses or permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.

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

For example, the revised Telecom Catalogue came into effect in March 2016 in which the definition of the IDC business also covers the internet resources collaboration services business to reflect the developments in the telecommunications industry in China and covers cloud-based services. Also, in January 2017, the MIIT issued The Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market, or the 2017 MIIT Circular, according to which an enterprise that obtained its IDC license prior to the implementation of the revised Telecom Catalogue and has actually carried out internet resources collaboration services shall make a written commitment to its original license issuing authority before March 31, 2017 to meet the relevant requirements for business licensing and obtain the corresponding telecommunication business license by the end of 2017. The 2017 MIIT Circular also requires that companies providing IDC services shall not construct communication transmission facilities without permission. Although we have successfully expanded the scope of our IDC licenses to cover internet resources collaboration services, fixed network domestic data transmission services and domestic internet virtual private network services as required under the 2017 MIIT Circular, changes in the regulatory environment of this kind are potentially disruptive to our business as they may require us to modify the way we conduct our business in order to receive licenses or otherwise comply with such requirements. We may also be deemed in non-compliance for failure to update our operation licenses in a timely manner according to such new regulatory requirements. Any such changes could increase our compliance costs, divert management’s attention or interfere with our ability to serve customers, any of which could harm our results of operations.

In addition, if future PRC laws or regulations governing the VATS industry require that we obtain additional licenses or permits or update existing licenses in order to continue to provide our IDC services, there can be no assurance that we would be able to obtain such licenses or permits or update existing licenses in a timely manner, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

Third-party data center providers from whom we lease data center capacity on a wholesale basis may fail to maintain licenses and permits necessary to conduct their operations in the PRC, and our business may be materially and adversely affected.

As of December 31, 2020, we operated an aggregate net floor area of 8,144 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

In addition, if any future PRC laws or regulations governing the VATS industry require that the wholesale data center providers from whom we lease obtain additional licenses or permits in order to continue to provide their IDC services, there can be no assurance that they would be able to obtain such licenses or permits in a timely manner, or at all. If any of these situations occur, our business, financial condition and prospects could be materially and adversely affected.

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

Since our agreements with key cloud service providers in China are non-exclusive, these companies may decide in the future to partner with more of our competitors, develop in-house data center capabilities or terminate their agreements with us, any of which could adversely and materially affect our business expansion plan and expected growth.

We may not be able to keep up with rapidly changing technology, including our ability to upgrade our power, cooling, security or connectivity systems cost-effectively or at all.

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

We derive most our revenues in China and use, our figure trademarks, in a majority of our services. We have registered the figure trademark in China and the trademark in Hong Kong in several categories that cover our services areas and we plan to register the figure trademark in China in certain additional categories. We have also registered the pure text of “GDS” as a trademark in several categories that cover our services areas, however, a third party has also registered the pure text of “GDS” as a trademark in certain IT-related services. As the services for which the third-party trademark is registered are also IT-related and could be construed as similar to ours in some respects, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, if we use the pure text of GDS (which we have not registered as a trademark with respect to all services we provide) as our trademark, we may be required to explore the possibility of acquiring this trademark or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional costs. In addition, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using trademark or technology containing the allegedly intellectual property. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that require us to alter our processes or methodologies so as not to infringe upon a third party’s intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

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

Undertaking and managing expansions in overseas markets subject us to risks different than those we face in Mainland China and Hong Kong, and we may not be able to effectively implement our overseas expansion plans.

We are currently evaluating expansion opportunities outside of Mainland China and Hong Kong. Undertaking and managing expansions in overseas markets may subject us to a number of additional risks, including:

●	protectionist laws and business practices favoring local competition;
●	greater difficulty or delay in accounts receivable collection;
●	difficulties in staffing and managing foreign operations, including negotiating with foreign labor unions or workers’ councils;

●	political and economic instability;
●	unexpected changes in regulatory, tax and political environments;
●	fluctuations in currency exchange rates;
●	difficulties in repatriating funds from certain countries;;
●	difficulties in managing across cultures and in foreign languages;
●	our ability to obtain, transfer or maintain licenses required by governmental entities with respect to our business;
●	our ability to secure and maintain the necessary physical and telecommunications infrastructure;
●	compliance with anti-bribery and corruption laws;
●	compliance with evolving governmental regulation with which we have little experience; and
●	compliance with evolving and varied regulations related to the ongoing COVID-19 pandemic.

As we expand into overseas markets, we may face risks associated with a lack of market knowledge or understanding of the local economy and culture, forging new business relationships in the area and unfamiliarity with local government procedures. In addition, due diligence, transaction and structuring costs may be higher than those we may face in the Mainland China and Hong Kong. We may mitigate such risks through extensive diligence and research and associations with experienced local partners; however, we cannot assure you that all such risks will be eliminated.

We have expanded in the past and expect to continue to expand in the future through acquisitions of other companies, each of which may divert our management’s attention, result in additional dilution to shareholders or use resources that are necessary to operate our business.

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

The anticipated benefits of our joint ventures and strategic partnerships or future joint ventures or strategic partnerships may not be fully realized, or take longer to realize than expected.

We have entered into onshore and offshore joint ventures with CPE Fund, SBCVC Fund and other third-party partners, and have formed a strategic partnership with GIC. See “Item 4. Information on the Company—A. History and Development of the Company” for additional details. We may continue to evaluate and establish potential joint ventures and strategic partnerships with other appropriate partners to further develop our business.

We may not realize the anticipated benefits from these joint ventures and strategic partnerships. The success of these joint ventures and strategic partnerships will depend, in part, on the successful partnership between the relevant partner and us. Such a partnership is subject to the risks outlined below, and more generally, to the same types of business risks as would impact our business operations when pursued on a cooperative basis:

●	we may not have the right to exercise sole decision-making authority regarding the joint venture;
●	our partner may become bankrupt or fail to pay the relevant consideration for the cooperation with us;
●	our partner’s interests may not be aligned with our interests, our partner may have economic, tax or other business interests or goals which are inconsistent with our business interests or goals, and may take actions contrary to our policies or objectives;
●	our partner may take actions unrelated to our business agreement but which reflect adversely on us because of our joint venture;
●	changes in the terms of the arrangements of our partnerships may materially and adversely affect our ability to complete or operate projects we are pursuing or contemplating through joint venture partnerships;
●	disputes between us and our partner may result in litigation or arbitration that would increase our expenses and prevent our management from focusing their time and effort on our business; and
●	we may in certain circumstances be liable for the actions of our partner or guarantee all or a portion of the joint venture’s liabilities.

A failure to successfully partner, or a failure to realize our expectations for the joint ventures, could materially impact our business, financial condition and results of operations.

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

The recovery since the economic downturns of 2008 and 2009 has been uneven and is facing new challenges. These include the United Kingdom’s exit from the European Union, the outbreak of a trade war between the PRC and the United States, the imposition of additional tariffs on bilateral imports in 2018 and 2019, the slower growth of the PRC economy since 2012, as well as the outbreak and global spread of a novel strain of coronavirus, or COVID-19, in early 2020 and the severe deterioration of bilateral relations between the PRC and the United States in 2019, 2020 and 2021, all of which have contributed to uncertainty about the global economy. See “Geopolitical tensions have led to a heightened trend towards trade, technology and even finance “de-coupling” between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business operations and results of operations.” There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including those of the United States and the PRC. There have been concerns about the economic effects of rising tensions between the PRC and surrounding Asian countries. Economic conditions in the PRC are sensitive to global economic conditions. International conditions and any new or escalating trade war can lead to disruption in our supply chain and higher costs of capital expenditures. There also have been concerns over unrest across the globe, including in the Middle East, Africa and Hong Kong, which have contributed to volatility in financial and other markets. In particular, actual or perceived social unrest in Hong Kong, one of our Tier 1 markets, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and reduce our net revenue.

Any disruptions or continuing or worsening slowdown in the global economy or the PRC economy, whether as a result of the COVID-19 pandemic, trade conflicts, the deterioration of the U.S.-China relationship, or other reasons, could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have a negative impact on our business, financial condition and results of operations. A decrease in economic activity, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers’ expenditures and, as a result, may also adversely affect our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet our liquidity needs. Any periods of continuing or worsening increased or heightened volatility in financial, equity and other markets, particularly due to investor concerns relating to the COVID-19 pandemic and the deterioration of the U.S.-China relationship, could limit our ability to raise funds, pursue further business expansion and maintain revenue growth. See “—The uncertain economic environment may have an adverse impact on our business and financial condition” above.

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

Our operating results may fluctuate due to a variety of factors, including many of the risks described in this section, which are outside of our control. You should not rely on our operating results for any prior periods as an indication of our future operating performance. Fluctuations in our net revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations of long-term future net revenue. Given relatively large fixed cost of revenue for services, other than utility costs, any substantial adjustment to our costs to account for lower than expected levels of net revenue will be difficult. Consequently, if our net revenue does not meet projected levels, our operating performance will be negatively affected. If our net revenue or operating results do not meet or exceed the expectations of investors or securities analysts, the price of our ADSs and/or ordinary shares may decline.

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

For example, we have two parcels of land, one in Chengdu and one in Kunshan, over which we have obtained land use rights, but which may be treated as “idle land” by the respective local government authorities. We suspended the development of one parcel of land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one third of the total land area. The development of one parcel of land in Kunshan was not timely commenced before the December 2012 deadline. We have received approvals from the local government authorities to commence construction on the rest of such land parcel in Chengdu and the parcel of land in Kunshan, respectively, and we commenced construction after receiving such approvals. As of December 31, 2020, we have obtained the property ownership certificate of the data centers on the parcel in Kunshan, and made progress in construction on the parcel in Chengdu. Our PRC legal counsel, based on their consultation with the local authorities, has advised us that it is unlikely the local authorities will order penalties against us or require us to forfeit the relevant land by invoking the laws and regulations in relation to “idle land” or for breach of relevant land use right grant contracts and/or the investment/framework agreements.

We have not been subject to any penalties or required to forfeit any land as a result of failing to commence or resume development or fulfill the relevant investment commitments we made pursuant to the relevant land grant contracts and/or the investment/framework agreements. However, we cannot assure you that we will not be subject to penalties as a result of any failure to commence development or fulfill our investment commitments in accordance with the relevant land grant contracts and/or the investment/framework agreements in the future. If this occurs, our financial condition and results of operations could be materially and adversely affected.

We may experience impairment of goodwill in connection with our acquisition of entities.

We are required to perform an annual goodwill impairment test. As of December 31, 2020, we carried RMB2,596.4 million (US$397.9 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

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

On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan Province in southwestern China and part of Qinghai Province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future that affected our Tier 1 markets or another city where we have data centers or are in the process of developing data centers, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

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

We are subject to the reporting requirements of the U.S. Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our year ended December 31, 2017, we have been obligated to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, as of December 31, 2018, we ceased to be an “emerging growth company” as the term is defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This has required and will continue to require us to incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We continue to enhance our accounting personnel and other resources to address our internal controls and procedures. We also continuously enhance our accounting procedures and internal controls.

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs and/or ordinary shares could decline and we could be subject to sanctions or investigations by the SEC, Nasdaq, or other regulatory authorities.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to certain categories which do not apply to us. Any such foreign investor must also have experience and a good track record in providing VATS overseas.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries or PRC joint ventures are foreign-invested enterprises, or their subsidiaries. See List of Subsidiaries of the Registrant, Exhibit 8.1 to this annual report, for a complete list of our wholly owned subsidiaries and joint ventures incorporated in the PRC. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our consolidated variable interest entities and their shareholders. These contractual arrangements provide us with effective control over our consolidated VIEs, and enable us to receive substantially all of the economic benefits of our consolidated VIEs in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our consolidated VIEs when permissible under PRC laws. See List of Subsidiaries of the Registrant, Exhibit 8.1 to this annual report, for a complete list of our consolidated VIEs. For a description of the contractual arrangements among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, our consolidated VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, or the Telecommunications Regulations, and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the MIIT, or other authorities that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate and contractual structure is deemed by the MIIT, MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements as interpreted by such authorities. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate in our consolidated financial statements such VIEs. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. For the years ended December 31, 2018, 2019 and 2020, our consolidated VIEs contributed 97.2%, 97.4% and 95.0%, respectively, of our total net revenue.

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

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business in China. The shareholders of GDS Beijing and GDS Shanghai were Mr. Huang, our founder, chairman and chief executive officer, and his relative. In order to further improve our control over our variable interest entities, reduce key man risks associated with having certain individuals be the equity holders of the variable interest entities, and address the uncertainty resulting from any potential disputes between us and the individual equity holders of the variable interest entities that may arise, we have completed enhancing the structure of our variable interest entities and certain other variable interest entities, or the VIE Enhancement. As part of the VIE Enhancement, the entire equity interests of GDS Beijing and GDS Shanghai have been transferred from Mr. Huang and his relative to a holding company, Management HoldCo. The entire equity interest in Management HoldCo is held by a number of management personnel designated by our board of directors. In conjunction with the transfer of legal ownership, GDS Investment Company, one of our subsidiaries, entered into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the previous contractual arrangements with GDS Beijing and GDS Shanghai on substantially the same terms under such previous contractual arrangements. We also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the boards of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

For a description of the abovementioned contractual arrangements, see “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.” In 2018, 2019 and 2020, 97.2%, 97.4% and 95.0% of our total net revenue, respectively, were attributed to our consolidated VIEs. See “Item 4. Information on the Company—A. History and Development of the Company.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operation may be materially and adversely affected. See “—Risks Related to Doing Business in the People’s Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The individual management shareholders of our Management HoldCo may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in China, we rely on the individual management shareholders of our Management HoldCo to abide by the obligations under such contractual arrangements. In particular, GDS Beijing and GDS Shanghai are wholly-owned by Management HoldCo, which, as of March 31, 2021, is in turn owned by five individual management shareholders designated by our board, each holding 20% equity interest in Management HoldCo, namely Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, operation and delivery), Liang Chen (senior vice president, data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network business) (together referred as “Individual Management Shareholders”). The interests of such Individual Management Shareholders in their individual capacities as the shareholders of Management HoldCo may differ from the interests of our company as a whole, as what is in the best interests of Management HoldCo, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIEs to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the Individual Management Shareholders may encounter; provided that we could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in Management HoldCo to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of Management HoldCo as provided under the shareholder voting rights proxy agreements, directly appoint new directors of Management HoldCo. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors and executive officers have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

In order to enhance corporate governance and facilitate administration of its VIEs, we have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the boards of directors of Management HoldCo, GDS Investment Company, GDS Beijing and certain subsidiaries of GDS Beijing and GDS Shanghai. Other management members of us and board appointees serve as directors and officers of Management HoldCo., GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai. These enhancements to the corporate governance and management of our VIEs may help to mitigate some of the conflict of interest and other risks detailed above; however, we cannot assure you that the enhancements will be effective in preventing or mitigating such risks.

Our corporate actions are substantially controlled by our principal shareholders, including our founder, chairman and chief executive officer, Mr. Huang, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and/or ordinary shares and materially reduce the value of your investment.

Our amended articles of association provide that Class B ordinary shares are entitled to 20 votes per ordinary share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors. Mr. Huang beneficially owns 100% of the Class B ordinary shares issued and outstanding, and any additional Class A ordinary shares which Mr. Huang directly or indirectly acquires may be converted into Class B ordinary shares. In addition, for so long as there are Class B ordinary shares outstanding, the Class B shareholders are entitled (i) to nominate one less than a simple majority, or five, of our directors, and (ii) to have 20 votes per ordinary share with respect to the election and removal of a simple majority, or six, of our directors. In addition, our amended articles of association provide that STT GDC (a wholly owned subsidiary of STT Communications Ltd., or STTC, which is in turn a wholly owned subsidiary of Singapore Technologies Telemedia Pte Ltd, or ST Telemedia), has the right to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital. Such appointments will not be subject to a vote by our shareholders. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Appointment, Nomination and Terms of Directors.”

Furthermore, as of March 31, 2021, two of our principal shareholders—STT GDC and Mr. Huang, our founder, chairman and chief executive officer—beneficially owned approximately 34.5% of our outstanding Class A ordinary shares and 100% of our outstanding Class B ordinary shares, respectively. On matters where Class A and Class B ordinary shares vote on a 1:1 basis, STT GDC exercises 32.2% of the aggregate voting power. On matters where Class A and Class B ordinary shares vote on a 1:20 basis, Mr. Huang exercises 49.3% of the aggregate voting power.

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

These actions may be taken even if they are opposed by our other shareholders, including the holders of our ADSs and/or ordinary shares. We have granted special rights to STT GDC and certain of our other shareholders. The rights granted to STT GDC include an anti-dilution right, directors’ appointment rights, right to requisition an extraordinary general meeting, committee rights, registration rights and information rights, which enable STT GDC to maintain its significant shareholding in and influence over our Company. In particular, STT GDC’s anti-dilution right entitles it to subscribe for up to a 35% pro rata ordinary share of future issuances of equity or equity linked securities by our Company any time within 18 months following June 26, 2020. We have also granted registration rights to certain other shareholders, including STT GDC, Hillhouse Capital and PA Goldilocks Limited, an affiliate of China Ping An Insurance Overseas (Holdings) Limited (a subsidiary of Ping An Insurance (Group) Company of China). If any shareholders exercise their registration rights, we will incur costs and be required to divert management attention and resources associated with facilitating the registration of their ordinary shares. We have also granted Ping An Overseas Holdings the right to designate an observer to join meetings of our board of directors, subject to maintaining its shareholders at or above a specified percentage threshold.

Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and reducing the price of the ADSs and/or ordinary shares. As a result of the foregoing, the value of your investment could be materially reduced.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The 2019 PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the 2019 PRC Foreign Investment Law adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for future legislations to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

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

While the PRC economy has experienced significant growth in the past three decades, such growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may change from time to time and have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. For example, although under the PRC Anti-monopoly Law, companies conducting certain investments and acquisitions relating to businesses in China must file with the anti-monopoly enforcement agency, in advance of any transaction where the parties’ revenues exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party, it has been long debated in the past whether transactions involving companies with a VIE structure, including us, are subject to such prior filing requirements, namely filing of notification of concentration of undertaking. However, the enforcement of notification of concentration of undertaking filing requirement by companies with a VIE structure has been strengthening recently. In April 2020, the SAMR, which is the anti-monopoly enforcement agency, published a case of concentration of undertaking where a VIE structure was involved (such case was closed in July 2020 and unconditional approval was granted). In December 2020, the SAMR, for the first time, formally penalized three internet companies with a VIE structure for failure to make the filing. Since then, the SAMR has been reviewing historical cases of concentrations of undertaking of certain major internet companies with a VIE structure, and past failure to file prior notification of concentrations of undertaking may be investigated and penalized. Although we have not received any investigation or enquiry from the SAMR related to the filing of notification of concentration of undertaking, there can be no assurance that we will not be subject to such enquiries or any penalty in connection with any such enquiry in the future. Any failure or perceived failure to comply with the anti-monopoly laws and regulations, as well as the related government policies and guidance, by us or our top customers, may result in governmental investigations or enforcement actions, litigations or claims against us or our top customers and could have an adverse effect on our business, financial condition and results of operations.

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

We are subject to extensive national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including without limitation, among others and in addition to specific industry-related regulations, the following aspects:

●	construction or development of new data centers or renovation, rebuilding or expansion of existing data centers;
●	banking regulations, as a result of the colocation services we provide to banks and financial institutions, including regulations governing the use of subcontractors in the management and maintenance of facilities;
●	environmental protection laws and regulations;

●	security laws and regulations;
●	establishment of or changes in shareholder of foreign investment enterprises;
●	foreign exchange;
●	taxes, duties and fees;
●	customs;
●	land planning and land use rights;
●	energy conservation and emission reduction; and
●	cyber security and information protection laws and regulations, including the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, and the Administrative Measures for the Graded Protection of Information Security.

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations (including obtaining of all relevant approvals required for the development and operation of data centers). Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations. For example, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions” for information regarding regulations of banking and financial institutions that outsource their data center services to us, and “—Regulations Related to Land Use Rights” for information regarding restrictions on the new construction or expansion of data centers within the boundaries of the Beijing municipality. We cannot assure you that we will comply with the requirements of all new laws and regulations. For example, the PRC Civil Code, which was passed on May 28, 2020 by the National People’s Congress and became effective in January 2021, replaces among other laws, the General Provisions of the PRC Civil Law, the PRC Marriage Law, the PRC Guarantee Law, the PRC Contract Law, the PRC Property Law and the PRC Tort Liability Law. It remains to be seen how the PRC Civil Code will be implemented and enforced in practice. In addition, in March 2021, the National People’s Congress published the Fourteenth Five-Year Plan for the National Economic and Social Development of the People’s Republic of China and the Outline of the Long-term Goals for 2035, according to which the PRC government aims to reach the goal of achieving net-zero carbon dioxide emissions by offsetting emissions of carbon dioxide by 2060, namely carbon neutrality, through various measures including afforestation, energy conservation and emission reduction. To achieve the carbon neutrality goal, the PRC government may promulgate more laws and regulations in the future. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

Additionally, the Cyber Security Law came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of critical information infrastructure (CII). For example, network operators of critical information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law. However, the Cyber Security Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cyber Security law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of laws, implementing regulations and guidelines to be issued by relevant authorities. For example, data security laws and implementing regulations dealing with “personal information protection,” “security assessment of cross-border transfer of personal information and important data” and “protection of critical information infrastructure” are being formulated. Currently, the Cyber Security Law has not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cyber Security Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder. We have formulated a cyber security management policy and information security management guidelines to comply with the requirements under the Cyber Security Law. See “Item 4. Information on the Company—B. Business Overview—Environmental and Operational Sustainability Initiatives—Information security” for details on measures we have taken to manage information security risk. However, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law, and we may be held liable in the event of any breach of the relevant requirements under the Cyber Security Law or other relevant laws and regulations. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant customer contracts. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected.

The approval of the CSRC may be required under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the SASAC, the State Administration of Taxation, or the STA, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, King & Wood Mallesons, that the CSRC approval was not required in the context of our initial public offering or follow-on public offerings because we had not acquired any equity interests or assets of a PRC company owned by its Controlling Shareholders or beneficial owners who are PRC companies or individuals, as such terms are defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or another PRC regulatory body subsequently determines that its approval was needed for our initial public offering or follow-on public offerings or such approval is needed for any future offerings, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering or follow-on public offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs and/or ordinary shares.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to M&A and Overseas Listings.”

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

There are significant legal and other obstacles in China to providing information needed for regulatory investigations or litigation initiated by regulators outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States involves uncertainty. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

On June 29, 2007, the SCNPC enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of December 31, 2020, the restricted net assets were RMB13,109.9 million (US$2,009.2 million), which mainly consisted of paid-in registered capital. Our subsidiaries did not have any significant retained earnings available for distribution in the form of dividends as of December 31, 2020. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transactions, banks shall check board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of their sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with any outbound investment.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The STA issued Circular 82 on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the STA general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

Dividends payable to our foreign investors and gains on the sale of our ADSs and/or ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax , subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs and/or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares and/or ADSs, and any gain realized from the transfer of our ordinary shares and/or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs and/or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs and/or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs and/or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs and/or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the STA, on December 10, 2009. Pursuant to STA Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of ordinary shares by investors through a public stock exchange where such ordinary shares were acquired from a transaction through a public stock exchange.

On October 17, 2017, the STA issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or STA Circular 37. STA Circular 37 supersedes Circular 698 in its entirety, and amends certain provisions in STA Bulletin 7, but does not touch upon other provisions of STA Bulletin 7, which remain in full force. STA Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amounts and the date of occurrence of the withholding obligation. Specifically, STA Circular 37 provides that where the transfer income subject to withholding at its source is derived by a non-PRC resident enterprise by way of instalments, the instalments may first be treated as recovery of costs of previous investments; upon recovery of all costs, the tax amount to be withheld shall then be computed and withheld.

There is uncertainty as to the application of STA Bulletin 7 and STA Circular 37. STA Bulletin 7 and STA Circular 37 may be determined by the tax authorities to be applicable to our historical or future offshore restructuring transactions or sale of our ordinary shares or ADSs or those of our offshore subsidiaries, with non-resident enterprises being the transferors. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in such transactions. For transfers of our ordinary shares or ADSs by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist with filings under STA Bulletin 7 and STA Circular 37. For example, in the past, we acquired EDC Holding Limited, or EDC Holding, by issuing shares of GDS Holdings, to its shareholders in exchange for all of the outstanding shares of EDC Holding that were not held by us then. In addition, certain of our direct and indirect shareholders transferred some or all of their equity interest in us through indirect transfers conducted by their respective overseas holding companies which held ordinary shares in us. As a result, the transferors and transferees in these transactions, including us may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with STA Bulletin 7 and STA Circular 37 or to establish that we and our non-resident enterprises should not be taxed under STA Bulletin 7 and STA Circular 37, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our net revenue effectively.

Substantially all of our net revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIEs. Currently, certain of our PRC subsidiaries, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize net revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs and/or ordinary shares, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future or what impact this will have on our results of operations.

Substantially all of our net revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs and/or ordinary shares in U.S. dollars.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.

Our independent registered public accounting firm that issues the audit report included elsewhere in this annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding investors that invest in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, Department of Justice or DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the concerns. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on the U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the report are expected to be subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the U.S. enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the foregoing certification and disclosure requirements and that it is seeking public comment on the requirements. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as the NYSE and Nasdaq Stock Market, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective. The SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections. Enactment of the HFCA Act and other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. There can be no assurance that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. There can be no assurance that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner, and as a result, and there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring of incremental compliance costs. See “—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the U.S. Exchange Act.

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

In December 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the U.S. Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the U.S. Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs and/or ordinary shares may be adversely affected.

The perception among investors that the Company is at heightened risk of delisting from Nasdaq could negatively affect the market price of our securities and trading volume of our ADSs. If a delisting were to occur, we would face material adverse consequences.

The perception among investors, due to current and proposed rules and regulations relating to the ability of the PCAOB to inspect our auditors, political tensions between the United States and China, and other matters, that the Company is at heightened risk of delisting from Nasdaq, could negatively affect the market price of our securities and trading volume of our ADSs. There have been recent media reports on deliberations within the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. See “—The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.” If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring of incremental compliance costs. See “—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

Additionally, any actual delisting determination could seriously decrease or eliminate the value of an investment in our ADSs. We could face substantial material adverse consequences, including, but not limited to, among other things: limited availability for market quotations for our ADSs; reduced liquidity with respect to our shares; a reduced number of investors willing to hold or acquire our shares, which could negatively impact our ability to raise equity financing; an impaired ability to provide equity incentives to our employees; and limited news and analyst coverage. Additionally, many of our loan agreements include a covenant that we maintain our shares listed on at least one of the following stock exchanges before the maturity date: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) the Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. The breach of such covanent could result in a default with respect to the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately. This, in turn, could cause our other debt, to become due and payable as a result of cross-default or acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

Risks Related to Our ADSs and Class A Ordinary Shares

The trading prices of our ADSs and ordinary shares may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs and ordinary shares have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading price of our ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our ADSs and/or ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, in 2015 and early 2020. Any additional volatility or further declines in securities markets, such as the Nasdaq, on which our ADSs are listed, and the Hong Kong Stock Exchange, on which our ordinary shares are listed, may have a material and adverse effect on the prices and trading volumes of our ADSs and/or ordinary shares.

In addition to the above factors, the prices and trading volumes of our ADSs and/or ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, customers or suppliers;
●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other data center services companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market for data center services;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;

●	any actual or alleged illegal acts of our senior management or other key employees;
●	fluctuations of exchange rates between the Renminbi, the Hong Kong dollar and the U.S. dollar;
●	political or market instability or disruptions, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;
●	release or expiry of lock-up or other transfer restrictions on our ADSs and/or ordinary shares;
●	sales or perceived potential sales or other dispositions of existing or additional ADSs and/or ordinary shares or other equity or equity-linked securities; and
●	attacks by short sellers, including the publication of negative opinions regarding us and our business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. See “—Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and/or ordinary shares and trading volume could decline.

The trading market for our ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs and/or ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ADSs and ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs and ordinary shares to decline.

Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares.

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

We have in the past been, are currently, and may in the future be, the subject of unfavorable allegations made by a short seller. Any such allegations may be followed by periods of instability in the market price of our ADSs and ordinary shares and negative publicity. Regardless of whether such allegations are proven to be true or untrue, it is not clear what effect such negative publicity could have on us, and we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our ADSs or ordinary shares could be greatly reduced or rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and/or ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy and Distributions.” Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs and/or ordinary shares will likely depend entirely upon any future price appreciation of our ADSs and/or ordinary shares. There is no guarantee that our ADSs and/or ordinary shares will appreciate in value or even maintain the price at which you purchased the ADSs and/or ordinary shares. You may not realize a return on your investment in our ADSs and/or ordinary shares and you may even lose your entire investment in our ADSs and/or ordinary shares.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ADSs and/or ordinary shares.

As a dual-listed company, we are subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our ordinary shares may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares, or other equity or equity-linked securities in the public market could cause the price of our ADSs and/or ordinary shares to decline significantly.

Sales of our ADSs, ordinary shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline significantly. As of March 31, 2021, we had 1,495,180,395 ordinary shares outstanding, comprising 1,427,590,059 Class A ordinary shares (including 47,715,168 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 67,590,336 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act. All of the other Class A ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act.

Divestiture in the future of our ADSs and/or ordinary shares by shareholders, the announcement of any plan to divest our ADS and/or ordinary shares, or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could cause the price of our ADSs and/or ordinary shares to decline.

Certain major holders of our ordinary shares have the right to cause us to register under the U.S. Securities Act the sale of their shares. Registration of these shares under the U.S. Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs and/or ordinary shares to decline significantly.

We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We intend to register all ordinary shares that we may issue under these share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our ADSs and/or ordinary shares and impede our ability to raise future capital.

The ADSs and ordinary shares are equity and are subordinate to our existing and future indebtedness, the convertible preferred stock and any preferred stock we may issue in the future.

The ADSs and ordinary shares are our equity interests and do not constitute indebtedness. As such, ADSs and ordinary shares will rank junior to all indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of us. Additionally, holders of our ADSs and/or ordinary shares may be subject to prior dividend and liquidation rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding.

Our ADSs and ordinary shares will rank junior to our convertible preferred stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. This means that, unless accumulated dividends have been paid on all our convertible preferred stock through the most recently completed dividend period, no dividends may be declared or paid on our ADSs and ordinary shares and we will not be permitted to repurchase any of our ADSs and ordinary shares, subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution of our assets may be made to holders of our ADSs and/or ordinary shares until we have paid to holders of our preferred stock a liquidation preference equal to the greater of (i) the stated value per convertible preferred share, plus an amount equal to any dividends accumulated but unpaid thereon (whether or not declared), and (ii) the payment such holders would have received had such holders, immediately prior to such liquidation, converted their convertible preferred shares into Class A ordinary shares (at the then applicable conversion rate).

Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our ADSs and ordinary shares with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our ADSs and ordinary shares with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our ADSs and ordinary shares, the rights of holders of our ADSs and/or ordinary shares or the market price of our ADSs and/or ordinary shares could be adversely affected.

Our dual-class voting structure and concentrated ownership limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our ADSs and/or ordinary shares may view as beneficial.

As discussed under “—Risks Related to Our Corporate Structure—Our corporate actions are substantially controlled by our principal shareholders, including our founder, chairman and chief executive officer, Mr. Huang, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ordinary shares and/or ADSs and materially reduce the value of your investment” above, Mr. Huang, our founder, chairman and chief executive officer and our other principal shareholders have considerable influence over matters requiring shareholder approval. To the extent that their interests differ from yours, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ADSs and/or ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

ADS holders may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

ADS holders do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our amended articles of association, the minimum notice period required to convene a general meeting will be 10 days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Class A ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to them or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to them in a timely manner, but there can be no assurance that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, they will not be able to call a shareholders’ meeting.

The right of ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register both the rights and the securities to which the rights relate under the U.S. Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the U.S. Securities Act or exempt from registration under the U.S. Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the U.S. Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

ADS holders may not receive cash dividends if the depositary decides it is impractical to make them available to them.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy and Distributions.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any ADS holders. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to ADS holders.

ADS holders may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in the PRC and substantially all of our assets are located in the PRC. In addition, some of our directors and executive officers and the experts named in this document do not reside within the U.S. or Hong Kong, and most of their assets are not located in the U.S. or Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States or in Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be different from those of shareholders of a company organized in the United States or Hong Kong.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or the Hong Kong courts. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or Hong Kong courts.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or Controlling Shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their ADSs and/or ordinary shares at a premium.

We have adopted amended and restated articles of association that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs and/or ordinary shares may fall and the voting and other rights of the holders of our ADSs and/or ordinary shares may be materially and adversely affected. In addition, our amended articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, as defined in our amended articles of association, including: a provision that entitles Class B ordinary shares to 20 votes per share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors; a provision that entitles Class B shareholders to nominate one less than a simple majority, or five of our directors; a provision that allows one of our principal shareholders to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital; and a classified board with staggered terms for our directors, which will prevent the replacement of a majority of directors at one time.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;
●	the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, ADS holders may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer.

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

For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Exchange Act);
●	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or
●	have regularly scheduled executive sessions with only independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering in Hong Kong in November 2020 and the trading of our ordinary shares on the Hong Kong Stock Exchange commenced on November 2, 2020 under the stock code “9698.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have been granted a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO. As a result, we adopt different practices as to those matters, including with respect to the content and presentation of our annual reports and interim reports, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ADSs and ordinary shares over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong . If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong. See “—Risks Related to Doing Business in the People’s Republic of China—The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time” and “—Risks Related to Doing Business in the People’s Republic of China—The perception among investors that the Company is at heightened risk of delisting from Nasdaq could negatively affect the market price of our securities and trading volume of our ADSs. If a delisting were to occur, we would face material adverse consequences.” If the Hong Kong Stock Exchange were to regard us has having a dual primary listing or primary listing in Hong Kong, we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring of incremental compliance costs.

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on Nasdaq may be adversely affected.

The time required for the exchange between ADSs and ordinary shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of ADSs into Class A ordinary shares involves costs.

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange of ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce, or are held for the production of, passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

Since the completion of our initial public offering, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. Since December 31, 2018, we have been deemed to be a “large accelerated filer” as the term is defined in Rule 12b-2 of the U.S. Exchange Act, and we thereby ceased to be an “emerging growth company” as the term is defined in the JOBS Act.

These rules and regulations have increased our legal and financial compliance costs and made some corporate activities more time-consuming and costly. Since we have ceased to be an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. Operating as a public company has also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We will also incur additional costs as a result of the listing of our ordinary shares on the Hong Kong Stock Exchange. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Shareholders of our company have in the past brought, and may in the future bring, securities class action lawsuits against our company following periods of instability in the market price of our ADSs and/or ordinary shares. On August 2, 2018, a securities class action lawsuit was filed in the United States District Court in the Eastern District of Texas against GDS Holdings Limited, our Chief Executive Officer Mr. Huang, and our Chief Financial Officer Mr. Daniel Newman (collectively, “Defendants”) by Hamza Ramzan, a GDS shareholder. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.” On April 7, 2020, the court granted Defendants’ motion to dismiss the amended complaint, and dismissed the action in its entirety against all Defendants. On May 6, 2020, plaintiffs filed a notice of appeal of that decision. On June 29, 2020, plaintiffs voluntarily withdrew their appeal, resulting in the dismissal of the case against all Defendants with prejudice Any further class action lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

We are exposed to risks associated with the potential spin-off of one or more of our businesses.

We are exposed to risks associated with the potential spin-off of one or more of our businesses. We have been granted a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off a subsidiary entity and list on the Hong Kong Stock Exchange within three years of the listing of our ordinary shares on the Hong Kong Stock Exchange. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three year period subsequent to the listing of our ordinary shares on the Hong Kong Stock Exchange. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render our company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the listing of our ordinary shares on the Hong Kong Stock Exchange (calculated cumulatively if more than one entity is spun-off). In the event that we proceed with a spin-off, our interest in the entity to be spun-off will be reduced accordingly.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

In connection with the initial public offering of our Class A ordinary shares in Hong Kong in November 2020, or the Hong Kong IPO, we established a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange are subject to Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between Nasdaq and the Hong Kong Stock Exchange, we have moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ordinary shares and/or ADSs may be affected.

ITEM 4.    INFORMATION ON THE COMPANY

A.          History and Development of the Company

We are an exempted company and were incorporated under the laws of the Cayman Islands on December 1, 2006. Our ADSs are listed on the Nasdaq under the symbol “GDS.” Our ordinary shares are listed on the Hong Kong Stock Exchange under the stock code “9698.”

We operate our business through our wholly-owned subsidiaries, joint ventures and PRC consolidated VIEs. We own 100% of the shares in EDC Holding, an exempted company also incorporated in the Cayman Islands, through which we indirectly hold 100% of the equity interests in holding companies in Hong Kong, many of which own our data centers through one or more data center companies. Through EDC Holding we also indirectly hold 100% of the equity interests in GDS Investment Company.

Since 2014, we received several rounds of investment from STT GDC, a sophisticated strategic investor. As of March 31, 2021, STT GDC is one of our Controlling Shareholders and we have been benefiting from its industry expertise, access to potential customer and supplier relationships, and solid corporate governance guidance. STT GDC is a wholly owned subsidiary of STTC, which is in turn a wholly owned subsidiary of ST Telemedia. STT GDC is an experienced and strategic data center player that owns a portfolio of data centers in Singapore, Thailand, India, the United Kingdom and China, either directly or through investments in data center operating companies, such as GDS Holdings. Leveraging STT GDC’s integrated data center platform, we have access to STT GDC’s customer and supplier relationships. We also benefit from STT GDC’s platform through knowledge sharing to enhance our technology, operational performance and customer service. We believe that the support, relationships, industry expertise and corporate governance best practices that come from having sophisticated strategic investors provide us with competitive advantages in our industry.

The following is a summary of our key business milestones:

	•	2001

	•

In 2001, we began as an IT service provider. Our initial focus was on providing business continuity and disaster recovery solutions. We mainly served financial institutions. For this purpose, we leased data center capacity from third parties on a wholesale basis.

2009

In 2009, realizing that there was a shortage of qualified data center space in key markets in China, we launched a separate vehicle to implement our own data center development strategy.	•

		2010-2011

		In 2010-2011, our first three self-developed data centers entered service, two serving the Shanghai market and one serving the Chengdu market.
2013-2014	•

In 2013-2014, we began the second phase of our data center development, with three data center projects, including our first in the Beijing and Shenzhen markets.
	•	2014

		In 2014, we received a major infusion of capital to fund the expansion of our data center development program and established a strategic partnership with STT GDC.
2016	•	In 2014, we obtained our first orders from Alibaba and Tencent, respectively, the two largest internet companies in China.

In 2016, we completed our IPO on NASDAQ.

	•	2017

	•	In 2017, we were recognized as preferred vendor and strategic partner for data center services by Alibaba In 2017, the total area committed by our customers exceeded 100,000 sqm.and Tencent.
2018

In 2018, we acquired our first property in Hong Kong for redevelopment as a data center.
	•	2019

		In 2019, the total area committed by our customers exceeded 200,000 sqm.

2020	•

In 2020, we completed our secondary listing on the Hong Kong Stock Exchange.
In 2020, the total area committed by our customers exceeded 400,000 sqm.

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

As of March 31, 2021, we conducted the substantial majority of our operations in China through GDS Beijing and its subsidiaries. Accordingly, going forward we expect that substantially all of our net revenue will be generated through GDS Shanghai, GDS Beijing and its subsidiaries.

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

In order to enhance corporate governance and facilitate administration of the VIEs, we have completed a further VIE restructuring and enhancement plan under which we transferred the ownership of the 100% equity interest of GDS Beijing and GDS Shanghai from Mr. Huang and his relative to a holding company, Management HoldCo, 100% of the equity interest in which is owned by a number of management personnel designated by our board of directors.

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

We believe that this restructuring reduces risk by allocating ownership of the VIEs among a larger number of individual management shareholders, and strengthens corporate governance with the establishment of the boards of directors in the VIEs and their subsidiaries. We also believe that this restructuring creates a more stable ownership structure by avoiding reliance on a single or small number of natural persons, and by buffering the ownership of the VIEs with an additional layer of legal entities, creating an institutional structure that is tied to our management and culture.

We have been advised by our PRC legal counsel, King & Wood Mallesons, that such restructuring does not violate any current applicable PRC laws or regulations. We believe such restructuring would not give rise to any material tax charges and the consolidation of the VIEs will not be affected under the relevant accounting rules.

Our Acquisitions

In addition to organic growth, we have made, or have entered into agreements to make strategic acquisitions that increase and expand our data center network, solidify our position in key markets and provide expanded resources to customers. The financial results for these strategic transactions are reflected in our operating results beginning with the period of their respective completion.

We believe we derive operational synergies from our acquisitions, including by adding strategic locations to our inter-connected data center platform, and expanding our large-scale and high-quality capacity, and high quality customers, which provides strategic benefit to our overall business by solidifying our position in key markets, increasing the attractiveness of our offerings to existing and potential new customers as well as placing us in a better competitive position.

We follow a prudent investment and development strategy according to our investment policy approved by our board. Our investment strategy is to acquire data centers at different stages of construction and at different stages of maturity. Our investment decision-making policy with respect to value is based upon target minimum internal rates of return derived from long-term cash flow forecasts, taking into account any expected remaining costs associated with construction or development of such targets. When evaluating targets, we calculate an enterprise value derived by projecting a stabilized EBITDA for the data center and applying an appropriate valuation multiple. We derive a stabilized EBITDA by estimating stabilized revenue based upon customer contracts that are already in place and our knowledge of prevailing selling prices and expected utilization rates that are reasonably achievable. In addition, we look at cost of revenue based on the specific costs of the facility and our own operating cost benchmarks. We also take into account any estimated costs to complete and time to complete a data center, as well as any assumed liabilities and risks associated with the target to derive a reasonable equity consideration.

We have recorded significant goodwill historically in connection with our acquisitions, with the goodwill primarily representing the expected synergies from combining operations of the target group with those of our Company and intangible assets that do not qualify for separate recognition and are not deductible for tax purposes. See “Risk Factors—Risks Relating to Our Business and Industry—We may experience impairment of goodwill in connection with our acquisition of entities.”

Acquisition of GZ3

In May 2018, we acquired all the equity interests in a target group comprising an onshore entity (Guangzhou Weiteng Data Science & Technology Co., Ltd., or Weiteng Data) and an offshore entity (PSDC Limited, or PSDC, which has an onshore subsidiary, Shenzhen Qian Hai Wan Chang Technology Services Co., Ltd., or Qian Hai Wan Chang) from third parties for a cash consideration of RMB262.2 million, including contingent consideration of RMB245.2 million, subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. Pursuant to a supplemental agreement entered into among Weiteng Data, PSDC, Qian Hai Wan Chang, the sellers of both Weiteng Data and PSDC, and us in May 2020, all parties agreed to reduce the total cash consideration (including contingent consideration) from RMB262.2 million (US$40.2 million) to RMB207.3 million (US$31.8 million), subject to the achievement of the revised conditions as set out in the supplemental agreement. As of December 31, 2020, consideration payables of RMB37.4 million (US$5.7 million) were outstanding, including the contingent portion of RMB31.0 million (US$4.7 million). The target group owns GZ3 in Guangzhou, Guangdong Province. As of the date of completion of the acquisition, the first phase of the data center, comprising 7,648 sqm net floor area, had come into service and was 100% committed. As of December 31, 2020, we had completed the second phase of the data center, bringing an additional 3,423 sqm net floor area into service, 100% of which was committed. Subject to obtaining additional power supply, we plan to expand GZ3 further into a third phase with approximately 3,400 sqm net floor area.

Acquisition of SH11

In June 2018, we acquired all the equity interests in a target company (Cai Tuo Cloud Computing (Shanghai) Co., Ltd., or Shanghai Cai Tuo) from third parties for a cash consideration of RMB320.0 million, including contingent consideration of RMB70.0 million, subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. As of December 31, 2020, the consideration had been fully paid. The target company owns SH11 in Shanghai, China. As of December 31, 2020, the data center was fully operational with a net floor area of 4,515 sqm and was 100% committed.

Acquisition of greenfield land in Langfang for data center development, Langfang Land Site 1

In July 2019, we acquired the right of use for greenfield land with a ground area of approximately 20,000 sqm in the city of Langfang, Hebei Province (“Langfang Land Site 1 Phase 1”), located approximately 50 kilometers from Beijing, China, from the local government, for a cash consideration of RMB14.3 million. This acquired land is the first part of a contiguous site with a ground area of approximately 120,000 sqm in aggregate (“Langfang Land Site 1”) that we plan to acquire pursuant to the binding framework agreement that we entered into with the local government in February 2019.As of December 31, 2020, we were constructing our LF3 data center on Langfang Land Site 1 Phase 1. It will have a net floor area of 11,664 sqm and is 100% pre-committed.

In December 2019, we acquired the right of use for greenfield land with a ground area of approximately 44,000 sqm in the city of Langfang, Hebei Province (“Langfang Land Site 1 Phase 2”), from the local government, for a cash consideration of RMB31.2 million. As of December 31, 2020, we were constructing our LF4 and LF5 data centers on Langfang Land Site 1 Phase 2, each of which will have a net floor area of 14,832 sqm and is being developed in two phases. As of December 31, 2020, LF4 Phase 1 and Phase 2 were 100% pre-committed, LF5 Phase 1 was 100% pre-committed and LF5 Phase 2 was 40.4% pre-committed.

In December 2020, we entered into a land use right grant contract to acquire the right of use for greenfield land with a ground area of approximately 55,000 sqm in the city of Langfang, Hebei Province, from the local government, for a cash consideration of RMB38.9 million (US$6.0 million) (“Langfang Land Site 1 Phase 3”). The acquisition of Langfang Land Site 1 Phase 3 was completed in January 2021. This acquired land is the third and final phase of Langfang Land Site 1. Once developed, it will yield a total net floor area of approximately 30,000 sqm according to the initial design. As of December 31, 2020, Langfang Land Site 1 Phase 3 was held for future development.

Acquisition of BJ9

In August 2019, we entered into an equity purchase agreement to acquire all of the equity interests in a target company, Beijing Ruiwei Cloud Computing Science & Technology Co., Ltd., or Beijing Ruiwei, from a third party. The target company owns a data center which we refer to as BJ9 in Beijing, China. In December 2019, we entered into contracts with Beijing Ruiwei to operate BJ9 and with all of the existing customers of BJ9 to provide services to them in lieu of Beijing Ruiwei, pending completion of the acquisition. We completed the acquisition in December 2020 with a cash consideration of RMB817.0 million (US$125.2 million), including contingent consideration of RMB463.5 million (US$71.0 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. As of December 31, 2020, consideration payables of RMB472.2 million (US$72.4 million) were outstanding, including the contingent portion of RMB454.1 million (US$69.6 million). As of December 31, 2020, BJ9 was fully operational, with a net floor area of 8,029 sqm in service, 95.9% of which was committed.

Acquisition of GZ6

In October 2019, we acquired all the equity interests in a target company, Guangzhou Yinwu Data Science & Technology Co., Ltd., or Guangzhou Yinwu, from a third party for an aggregate cash consideration of RMB431.7 million, including contingent consideration of RMB243.7 million. As of December 31, 2020, contingent consideration payables of RMB226.7 million (US$34.7 million) were outstanding. The target company owns a data center which we refer to as GZ6 in Guangzhou, Guangdong Province. GZ6 has a net floor area of 6,608 sqm. The contingent consideration payables are subject to performance obligations, including expansion of power capacity. As of December 31, 2020, GZ6 was in service with a commitment rate of 91.9%.

Acquisition of a data center project company in Huizhou

In November 2019, we acquired all the equity interests in a target company, Huizhou Jiacheng Information, Communications & Technology Co., Ltd., or Huizhou Jiacheng, from third parties for an aggregate cash consideration of RMB15.5 million, including a contingent consideration of RMB6.0 million. The target company holds a leased property in Huizhou, Guangdong Province, located approximately 50 kilometers from Shenzhen, which we intend to convert into a data center, HZ1, with a net floor area of 12,533 sqm according to the initial design. HZ1 is being developed in two phases and was 100% pre-committed as of December 31, 2020.

Acquisition of greenfield land in Langfang for data center development, Langfang Land Site 2

In December 2019, we acquired the right of use for greenfield land with a ground area of approximately 38,000 sqm in the city of Langfang, Hebei Province, from the local government, at a site adjacent to our LF3, LF4 and LF5 data centers (“Langfang Land Site 2”), for a cash consideration of RMB26.9 million. Once developed, it will yield a total net floor area of approximately 18,000 sqm according to the initial design. Construction is expected to commence in the first half of 2021. As of December 31, 2020, Langfang Land Site 2 was held for future development.

Acquisition of brownfield site in Hong Kong for data center development

In December 2019, we acquired an existing building located in Kwai Chung, New Territories, Hong Kong, close to our existing HK1 data center project, for a purchase price of RMB788.3 million. We intend to demolish the existing building and redevelop the site, to which we hold the right of use, as our HK2 data center, with a net floor area of approximately 7,400 sqm according to the initial design. As of December 31, 2020, HK2 was held for future development.

Acquisition of greenfield land in Changshu for data center development, Changshu Land Site 1

In December 2019, we acquired the right of use for greenfield land with a ground area of approximately 67,000 sqm in the city of Changshu, Jiangsu Province, located approximately 70 kilometers from Shanghai, China, from the local government for a cash consideration of RMB19.9 million (“Changshu Land Site 1 Phase 1”). This acquired land is the first phase of a contiguous site with a ground area of approximately 140,000 sqm in aggregate that we plan to acquire pursuant to the binding framework agreement that we entered into with the local government in November 2018 (“Changshu Land Site 1”). Once Changshu Land Site 1 Phase 1 is developed, it will yield a total net floor area of approximately 33,000 sqm according to the initial design. We plan to develop three data centers on Changshu Land Site 1 Phase 1. As of December 31, 2020, the first of the three data centers, Changshu 1 (“CS1”), was under construction. CS1 is being developed in two phases. CS1 Phase 1 is expected to have a net floor area of 6,060 sqm and was 100% pre-committed and CS1 Phase 2 is expected to have a net floor area of 5,028 and was 0% pre-committed. Construction of the first phase is expected to be completed in the second half of 2021 and the second phase is expected to be completed in the first half of 2022. The remaining land area of Changshu Land Site 1 Phase 1 is held for future development.

In March 2021, we acquired the right of use for greenfield land with a ground area of approximately 73,000 sqm in the city of Changshu, Jiangsu Province, from the local government for a cash consideration of RMB25.3 million (US$3.9 million) (“Changshu Land Site 1 Phase 2”). This acquired land is the second and final phase of Changshu Land Site 1. Once Changshu Land Site 1 Phase 2 is developed, it will yield a total net floor area of approximately 33,000 sqm according to the initial design. As of December 31, 2020, Changshu Land Site 1 Phase 2 was held for future development.

Acquisition of a building for data center development in Shanghai

In December 2019, we acquired an existing building in the same area as our data center cluster in Waigaoqiao, Shanghai for a total consideration of RMB330.2 million. We intend to convert the building into a data center which we refer to as SH14. It will yield a net floor area of 11,040 sqm and is being developed in two phases. As of December 31, 2020, the first phase of the data center was in service with a net floor area of 7,000 sqm and was 100% committed, while the second phase of the data center was under construction with a net floor area of 4,040 sqm and is expected to come into service in the first half of 2022.

Acquisition of site in Shanghai for major new data center campus

In March 2020, we acquired a site in Pujiang Area, Minhang District of Shanghai, located around 25 kilometers from our existing data center cluster in Waigaoqiao, Shanghai, from a third party for a cash consideration of RMB1.37 billion (US$210.0 million). Minhang District is an established data center hub due to its proximity to submarine cable landing stations. The site consists of approximately 212,000 sqm of total ground area, with roughly half of it developed and half of it greenfield land. It will be used for a major new data center campus, which we intend to develop in multiple phases over several years. For Phase 1, we intend to convert two of the existing industrial buildings on the site into data centers (to be known as SH16 and SH17), yielding a total net floor area of approximately 22,600 sqm according to the initial design. The construction commenced in 2020. As of December 31, 2020, SH16 was in service with a net floor area of 3,734 sqm, while the first phase of SH17 was under construction with a net floor area of 6,188 sqm and is expected to come into service in the first half of 2021. Access to power has been obtained for Phase 1, while the development of subsequent phases, with roughly 49,500 sqm of potential net floor area, will be contingent upon obtaining additional power capacity.

Acquisition of greenfield land in Chongqing for data center development

In February 2020, we acquired the right of use for greenfield land with a ground area of approximately 49,000 sqm in the city of Chongqing from the local government for a consideration of RMB28.0 million (US$4.3 million) pursuant to a binding framework agreement that we entered into with the local government in August 2018 and August 2019, respectively. Once developed, it will yield an aggregate net floor area of approximately 33,000 sqm according to the initial design. We plan to develop two data centers on the site. As of March 31, 2021, the first such data center on this land, Chongqing 1 (“CQ1”), was under construction. CQ1 will yield a net floor area of approximately 8,640 sqm and is expected to come into service in late 2021. The remaining land area of this site is held for future development.

Acquisition of BJ10, BJ11 and BJ12

In June 2020, we acquired all of the equity interests in Lanting (Beijing) Information Science and Technology Co., Ltd. and its subsidiary, Lanting Xuntong (Beijing) Science and Technology Co., Ltd. (collectively, the “Lanting Entities”), from third parties. The total cash consideration, which included purchase price adjustments based on certain assets and liabilities of Lanting Entities on the date of acquisition, was initially estimated to be RMB847.6 million (US$129.9 million), including a maximum contingent consideration of RMB130.7 million (US$20.0 million). Based on information subsequently received, we identified certain adjustments to the consideration. As a result, the total cash consideration was updated to RMB788.6 million (US$120.9 million), including approximately RMB133.0 million (US$20.4 million) which is contingent upon future performance. As of December 31, 2020, consideration payables of RMB55.1 million (US$8.4 million) were outstanding, including contingent consideration of RMB50.0 million (US$7.7 million). The Lanting Entities own three data centers, which we refer to as BJ10, BJ11, and BJ12. As of December 31, 2020, the three data centers were fully operational with a total aggregate net floor area of 20,288 sqm which is 100% committed.

Acquisition of LF9

In June 2020, we completed the acquisition of all of the equity interests in a project company, Langfang Cloud Base Science & Technology Co., Ltd., or Langfang Cloud Base, from third parties for a consideration of RMB34.3 million (US$5.3 million), including a maximum contingent consideration of RMB10.3 million (US$1.6 million). The project company holds a leased property to be converted into a data center we refer to as Langfang 9 data center, or LF9, in Langfang, Hebei Province. As of December 31, 2020, we had commenced the construction of LF9 with a net floor area of 10,830 sqm which is 100% pre-committed.

Undertaking of BJ13 and BJ14 through a joint venture with CPE Fund

In July 2020, we entered into a definitive agreement with a private equity fund (“CPE Fund”) controlled by CITIC Private Equity Funds Management Co., Limited, a leading alternative asset manager in China, to form a joint venture to undertake a major new data center project in Beijing (“BJ13 and BJ14”). As of March 31, 2021, we owned a 58% controlling interest in the joint venture, while CPE Fund owned 42%. As a first step, the joint venture took an approximately 81.72% equity interest in Tenglong IoT (Beijing) Data Science and Technology Co., Ltd., or Tenglong IoT (“Project Company”) through the acquisition of shares and injection of new capital. The Project Company obtained government approval for the development of a largescale data center at a site in the Tongzhou District of Beijing. The proceeds of the capital injection were used by the Project Company to take an approximately 87.83% equity interest in a company which owns the land use right for the site. The joint venture will proceed to acquire the remaining approximately 18.28% of the Project Company when the data center development is complete and certain other conditions are met. The Project Company will buy out the remaining approximately 12.17% equity interest in the land company when certain conditions are met. CPE Fund identified and brought the joint venture opportunity to us when seeking a development partner. Based on preliminary designs, we expect BJ13 and BJ14 to generate a total net floor area of approximately 28,500 sqm, compared with the previous design of approximately 18,000 sqm, with a slightly higher power density of approximately 2.5 kW per sqm. We will assume responsibility for data center construction on a turnkey basis. On completion of the project and satisfaction of certain other conditions, we will acquire CPE Fund’s 42% equity interest in the joint venture. Based on the most recent development plan, the estimated total acquisition and development cost to GDS for 100% ownership of BJ13 and BJ14 as complete data centers was approximately RMB3.3 billion (US$0.5 billion), compared with the provisional estimation of RMB2.6 billion (US$0.4 billion), to reflect an upsized capacity of the site, subject to further adjustment based on the final design, the actual construction cost, and the amount of contingent and variable consideration payable for the minority interests in the joint venture and its subsidiaries. As of December 31, 2020, BJ13 and BJ14 were held for future development.

Acquisition of KS4

In August 2020, we acquired all the equity interests in a target company, Kunshan Wantuo Electronic & Technology Co.,Ltd. or Kunshan Wantuo, from third parties for an aggregate cash consideration of RMB15.1 million (US$2.3 million). The target company holds a leased property in Kunshan, Jiangsu Province, located approximately 6 kilometers from our existing KS1, KS2 and KS3 data centers, which we intend to convert into a data center, KS4, with a net floor area of approximately 3,500 sqm according to the initial design. As of December 31, 2020, construction had commenced.

Acquisition of greenfield land in Langfang for data center development, Langfang Land Site 3

In September 2020, we acquired all the equity interests in a target company, Langfang Zhouyu Electronic & Technology Co., Ltd., from a third party for an aggregate cash consideration of RMB5.1 million (US$0.8 million). The target company has the right of use for greenfield land with a ground area of approximately 34,700 sqm in the city of Langfang, Hebei Province, at a site (“Langfang Land Site 3”) near our LF3, LF4 and LF5 data centers in the same development zone. Once developed, it will yield a total net floor area of approximately 18,750 sqm according to the initial design. As of December 31, 2020, Langfang Land Site 3 was held for future development.

Acquisition of SH19

In November 2020, we acquired from a third partyall of the equity interests in a target group comprising two onshore entities, Shanghai Xinxin Information & Technology Co., Ltd. and Shanghai Xinxing Data Science & Technology Co., Ltd., which group owns a data center project (“SH19”) through a project company named Shanghai Guangxun Information Science & Technology Development Co., Ltd. SH19 located in the same area as our existing Waigaoqiao data center cluster. SH19 has a net floor area of 12,810 sqm, and is being developed in two phases. SH19 Phase 1, with a net floor area of 7,984 sqm, came into service in the fourth quarter of 2020. It is fully committed by one of our existing top customers. SH19 Phase 2, with a net floor area of 4,826 sqm, is currently under construction. It is expected to come into service in the second half of 2021. The cash consideration for 100% of the equity interests is RMB62.5 million (US$9.6 million), which had been fully paid as of December 31, 2020. The estimated total acquisition and development cost of SH19, including cost to date, cost to complete and acquisition premium, is approximately RMB778.0 million (US$119.2 million).

Acquisition of greenfield land in Huidong for data center development, Huidong Land Site 1

In December 2020, pursuant to the binding framework agreement that we entered into with the local government in September 2020, we acquired the right of use for greenfield land with a ground area of approximately 115,000 sqm in Huidong County, Huizhou City, Guangdong Province (“Huidong Land Site 1”) located approximately 24 kilometers from our SZ4 data center, from the local government for a cash consideration of RMB73.7 million (US$11.3 million). Once Huidong Land Site 1 is fully developed, it will yield a net floor area of approximately 72,000 sqm according to the initial design. As of December 31, 2020, Huidong Land Site 1 was held for future development.

Acquisition of greenfield land in Langfang for data center development, Langfang Land Site 4

In December 2020, we acquired from the local government a greenfield site in Langfang (“Langfang Land Site 4”), within our existing Langfang cluster, adjacent to Langfang Land Site 3, for a cash consideration of RMB72.0 million (US$11.0 million). Langfang Land Site 4 has a land area of approximately 101,000 sqm. Based on initial design, it will yield a net floor area of approximately 54,000 sqm. As of December 31, 2020, Langfang Land Site 4 was held for future development.

Acquisition of TJ1

In February 2021, we entered into an agreement to purchase from third parties all of the equity interests of two entities which will acquire and hold in aggregate 65% of the equity interests in a project company, Guofurui Data Science & Technology (Tianjin) Co., Ltd., which owns a major data center project currently under development in the Wuqing District of Tianjin (“TJ1”). TJ1 is located approximately 30 kilometers from our existing BJ1, BJ2, BJ3 and BJ9 data center cluster in the Yizhuang District of Beijing. TJ1 will have a net floor area of approximately 14,000 sqm, and is expected to come into service in the second half of 2021. The cash consideration for the 65% equity interest is RMB133.1 million (US$20.4 million), subject to adjustment, if any, pursuant to the terms of the equity purchase agreement. As of March 31, 2021, the acquisition has not been completed.

Acquisition of BJ15

In February 2021, we entered into two equity purchase agreements to respectively acquire 100% of the equity interests in two companies as a target group, namely Zhongyunxin Science & Technology Co., Ltd. and Tianjin Zhongyunxin Science & Technology Co., Ltd., which own a major data center in the Shunyi District of Beijing (“BJ15”). The total enterprise value of BJ15 is approximately RMB3.8 billion (US$0.6 billion), with a further RMB500.0 million (US$76.6 million) contingent on the acquisition by the target companies of the property interests in the site. The target companies are owned by CPE Fund and its affiliated parties. BJ15 is located adjacent to our BJ5 data center and 8 kilometers from our data center campus comprised of BJ10, BJ11 and BJ12, forming a cluster in the Shunyi District of Beijing. BJ15 has a net floor area of over 19,000 sqm. BJ15 is fully operational and currently is approximately 80% utilized. It is expected to be fully utilized in 2022. As of March 31, 2021, the acquisition has not been completed.

Acquisition of SZ8

In March 2021, we entered into an agreement to acquire 100% of the equity interests in a target company which owns a data center in the Bao’an District of Shenzhen (“SZ8”), from third parties for an aggregate cash consideration of RMB89.8 million (US$13.8 million), including contingent consideration of RMB35.9 million (US$5.5 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. SZ8 is located approximately 15 kilometers from our existing SZ1, SZ2 and SZ3 data center cluster, and is close to the headquarters of certain of our major internet and financial customers in Shenzhen. It has a net floor area of approximately 2,500 sqm and is currently under construction. It is expected to come into service in mid-2021. As of March 31, 2021, the acquisition has not been completed.

Public Offerings

The following is a summary of our public offerings since January 1, 2018.

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

Hong Kong Secondary Listing

On November 2, 2020, we completed our secondary listing on the Hong Kong Stock Exchange and public offering of 160,000,000 Class A ordinary shares, equivalent to 20,000,000 ADSs. On November 6, 2020, we announced that the underwriters had fully exercised their over-allotment option to purchase 24,000,000 additional Class A ordinary shares, equivalent to 3,000,000 ADSs, to cover over-allocations. We raised approximately US$1.9 billion in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses.

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

Strategic Cooperation with GIC

In August 2019, we entered into a strategic cooperation framework agreement with GIC, Singapore’s sovereign wealth fund, to develop and operate hyperscale B-O-T joint venture data centers at locations in China selected by our customers. Together with GIC, we will focus initially on a B-O-T data center program for a leading internet and cloud service provider, which is our strategic customer. In parallel with the framework agreement, we also signed a memorandum of understanding with the same strategic customer to develop and operate seven B-O-T data centers at several of its campuses serving different regions of China, including Nantong, Jiangsu Province, Heyuan, Guangdong Province and Wulanchabu, Inner Mongolia Autonomous Region.

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

Investment from Hillhouse

In June 2020, we issued to affiliates of Hillhouse Capital and to STT GDC a total of 62,153,848 Class A ordinary shares, equivalent to approximately 7.8 million ADSs, at a price equivalent to US$65 per ADS for a total consideration of US$505 million. Hillhouse Capital subscribed US$400 million and STT GDC subscribed US$105 million.

Partnership on Renewable Energy Initiatives

In September 2020, we and Sembcorp Industries Limited, or Sembcorp, through our respective Chinese subsidiaries, signed a memorandum of understanding to partner on renewable energy initiatives. Sembcorp, a Temasek portfolio company, has more than 700 MW of wind power assets in operation across Hebei province and Inner Mongolia autonomous region and also provides innovative water and wastewater treatment solutions in China. Under the memorandum of understanding, we and Sembcorp will work together to develop and provide renewable energy solutions for our data centers wherever accessible in China. Both companies will also seek to explore other opportunities to realize operational synergies between our green data centers and Sembcorp’s renewable power generation and water management systems.

Principal Offices

Our principal executive offices are located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Prior to September 30, 2018, our agent for service of process in the United States was Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017, U.S.A. We appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, U.S.A., as our successor agent for service of process in the United States, effective as of and after October 1, 2018.

B.          Business Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. We also build, operate and transfer data centers at other locations selected by our customers in order to fulfill their broader requirements. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. Our innovative and unique platform of interconnected data centers enables cloud service providers to expand in a flexible way in their key markets, and also enables enterprises to deploy their hybrid clouds in close proximity to the networked nodes of leading public clouds. We have a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. As of December 31, 2020, we had an aggregate net floor area of 318,272 sqm in service, 94.3% of which was committed by customers, and an aggregate net floor area of 137,070 sqm under construction, 73.9% of which was pre-committed by customers, in each case excluding B-O-T joint venture data centers.

We believe the market for high-performance data center services in China is experiencing strong growth. Demand is driven by rapid growth in the volume of data created, transmitted, processed and stored as a result of the accelerating trend of digital transformation and the rising adoption of new technologies such as cloud computing, 5G, artificial intelligence, big data, machine learning, blockchain, internet of things, augmented and virtual reality, e-payments and digital currency. Demand is also driven by PRC government policies which consistently and actively support technology-driven development and the growth of the digital economy. Recently, the PRC government has promoted the concept of “new infrastructure” which includes, among other things, largescale data centers, artificial intelligence and industrial internet. Such policy orientation is ushering in new waves of investment at all levels of the economy, which we believe will give rise to numerous opportunities we can take advantage of in the years to come.

To satisfy such demand requires data centers which are largescale, both in terms of net floor area and power capacity, highly reliable in terms of uptime, and highly efficient in terms of power usage. With increasing scale, it has become increasingly challenging to source, develop and operate new facilities that meet the required standard, in particular to secure suitable land and buildings which can be developed or converted into data center facilities and to obtain the necessary regulatory approvals and power supply in China’s primary economic hubs where demand is concentrated. As a result, we believe that there is a relative scarcity of high-performance data center capacity in these areas.

Our platform of interconnected data centers and secured expansion capacity is strategically located to address this growing demand. We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing, the primary financial, commercial, industrial and communications hubs in each region of China. We refer to the areas in and around these hubs as Tier 1 markets. Our customers typically use our data centers in Tier 1 markets to house their mission-critical, latency-sensitive data and applications. Our data center locations provide convenient access for our customers and, furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities. In the past, our data centers were mainly clustered in key urban districts within each Tier 1 market in accordance with customer preference. More recently, in order to keep pace with demand and overcome the challenge of creating new supply, we are developing more data centers at strategic locations on the outer edge of these markets, including on campuses where we can expand capacity in multiple phases. These outer edge developments, which we still consider Tier 1 markets, enable our hyperscale customers to fulfill their requirement for larger deployments of IT capacity on a single site and to upscale over time, while remaining within acceptable parameters for network latency. In addition to our presence in Tier 1 markets, we also build, operate and transfer data centers at other locations selected by our customers in order to house their offline and less critical data and applications in lower cost areas where, at times, renewable energy sources are also accessible.

From our inception, we have built up our own in-house data center design capability, which we believe is unparalleled in the industry. We were one of the first movers in developing high-performance data centers in China, anticipating the trend for IT to become increasingly mission-critical, and then in combining high availability with larger net floor area and power capacity to meet the unprecedented requirements of hyperscale cloud service providers and large internet companies. Our data centers are largescale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT. We install high power density (which refers to the ratio of power capacity to net floor area) and optimize power usage efficiency, which enables our customers to deploy their IT systems more efficiently and reduce their operating and capital costs. As a result of our advanced data center design, high technical specifications and robust operating procedures, we are able to make service level commitments related to service availability and other key metrics that meet our customers’ required standards. Within our data centers, we have also developed an innovative service platform to assist our enterprise customers to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers.

As of December 31, 2020, we served 703 customers, including PRC and global hyperscale cloud service providers and large internet companies, a diverse community of financial institutions, telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. We host the largest public cloud platforms operating in China, some of which are present in multiple GDS data centers. Agreements with our hyperscale cloud service provider and large internet customers generally have terms of three to ten years, while agreements with our financial institution and enterprise customers typically have terms of one to five years.

As of December 31, 2020, we operated 51 self-developed data centers with an aggregate net floor area of 310,128 sqm in service. We also operated capacity at approximately 19 third-party data centers with an aggregate net floor area of 8,144 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further 14 new self-developed data centers and second phases of two existing self-developed data centers with an aggregate net floor area of 137,070 sqm under construction. In addition to the above, we also operated four B-O-T joint venture data centers with a net floor area of 15,581 sqm in service, and had five B-O-T joint venture data centers with an aggregate net floor area of 19,441 sqm under construction. As of the same date, we had an estimated aggregate developable net floor area of approximately 480,000 sqm held for potential future development. Our net revenue and results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service (excluding B-O-T joint venture data centers) of 94.9%, 91.9% and 94.3% as of December 31, 2018, 2019 and 2020, respectively. We had utilization rates for our area in service (excluding B-O-T joint venture data centers) of 67.6%, 69.0% and 71.1% as of December 31, 2018, 2019 and 2020, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have entered into agreements but have not yet started to use revenue-generating services.

We have experienced significant growth in recent years. Our net revenue grew from RMB2,792.1 million in 2018 to RMB4,122.4 million in 2019, representing an increase of 47.6%, and increased to RMB5,739.0 million (US$879.5 million) in 2020, representing an increase of 39.2%. Our net loss increased from RMB430.3 million in 2018 to RMB442.1 million in 2019, and increased to RMB669.2 million (US$102.6 million) in 2020. Our adjusted EBITDA increased from RMB1,046.5 million in 2018 to RMB1,824.0 million in 2019, and increased to RMB2,680.6 million (US$410.8 million) in 2020. As of December 31, 2018, 2019 and 2020, our accumulated deficit was RMB1,615.1 million, RMB2,057.2 million and RMB2,723.6 million (US$417.4 million), respectively.

Our Business Model

Our core business operations entail the planning and sourcing of new data centers, developing such facilities, securing customer commitments, providing our colocation and managed services to customers, and maintaining high levels of service and customer satisfaction to develop and maintain long-term relationships with our customers. We focus on developing and operating what we refer to as high-performance data centers. These are data centers that feature large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems.

Sourcing

Our strong customer and industry relationships offer us insight into the size, timing, and location of future demand which is reflected in our data center capacity development plan. Based on this insight, we aim to secure land and buildings in Tier 1 markets, together with the required power capacity,for future development commensurate with anticipated demand for our services. Our in-house team begins sourcing potential sites a few years in advance of planned development. We source new data center capacity by: (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield land, redeveloping brownfield sites, converting existing industrial buildings, or fitting out and equipping purpose-built building shells; (ii) leasing existing data center capacity from third-party wholesale providers; and (iii) acquiring high-performance data centers from other companies.

Regardless of the source of our data center capacity, we ensure that the facilities meet the high-performance standards required by our target customers.

Construction

After procuring greenfield or brownfield sites or existing industrial buildings or purpose-built building shells, we design and, through cooperation with developers, contractors, and suppliers, build out the facility to achieve our advanced design and high technical specifications.

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

Marketing

We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into legally-binding pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Such pre-commitments typically come from anchor customers who require largescale capacity, such as hyperscale cloud service providers and large internet companies. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. We had pre-commitment rates of 48.4%, 63.6% and 73.9% as of December 31, 2018, 2019 and 2020, respectively. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high commitment rates for each of our data centers.

Due to the strength of customer demand, for certain sites, we deliberately do not seek pre-commitments, in order to reserve sufficient capacity for our financial institution and large enterprise customers who typically procure with a shorter lead time once data centers are in service. This also helps to ensure that we have sufficient capacity available to fulfill the anticipated expansion requirements of strategic customers who we are already serving in the same location. As a result of this sales approach, some of our data centers under construction and in service have lower pre-commitment and commitment rates, respectively.

Delivery

Once construction is complete, and the data center enters service, we re-categorize area under construction as area in service.

Anchor customers with largescale commitments typically move in over a period of 12 to 24 months, whereas financial institutions and large enterprise customers typically move in over a period of three to six months. The longer move-in period for anchor customers is due to the larger scale of their deployments and operational models, under which they increase utilization of committed data center capacity in multiple phases and in-line with the increasing load on their IT systems. During such move-in periods, customers have the right to use part or all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in the sales agreements. Such minimum billable amount typically steps up over time. In practice, during the move-in period, most customers’ actual usage and billing is higher than the minimum. Customers are not allowed to terminate their sales agreements before the end of the move-in period. See “Our Business—Our Customers—Sales Agreements.” The portion of area committed by customers which is revenue generating is referred to as area utilized. As a result of the flexibility granted to customers to use part or all of the services during the move-in period, some of our data centers have lower utilization rates.

Commitment and Utilization Rates

Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer agreements and substantial backlog. Backlog is defined as area committed or pre-committed by customers but yet to be utilized (total area committed minus area utilized at the end of each period). As of December 31, 2018, 2019 and 2020, we had backlog of 75,417 sqm, 108,856 sqm and 175,342 sqm, respectively. The increase in backlog across these periods was primarily due to higher levels of customer commitments and pre-commitments. We endeavor to provide high levels of customer service, support, and satisfaction so as to maintain long-term customer relationships and high rates of agreement renewals for our services. We had a very low incidence of sales agreements that expired without renewal or terminated early, as evidenced by our average quarterly churn rate of 0.9%, 0.5% and 0.8% for the years ended December 31, 2018, 2019 and 2020, respectively.

For our in-service data centers, we aim to maintain high levels of long-term commitment and utilization rates. We had commitment rates for our area in service (excluding B-O-T joint venture data centers) of 94.9%, 91.9% and 94.3% as of December 31, 2018, 2019 and 2020, respectively. We had utilization rates for our area in service (excluding B-O-T joint venture data centers) of 67.6%, 69.0% and 71.1% as of December 31, 2018, 2019 and 2020, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all of the revenue-generating services for which they have committed. Until the end of the move-in period, the area committed is not fully categorized as area utilized.

Due to the typical time lag for move-in, our continual expansion of our data center capacity, and the high proportion of anchor customers with largescale commitments, we expect that our utilization rate will continue to lag behind our commitment rate. For data centers that have been in operation for a longer period of time, the commitment rate and utilization rate will tend to converge, as customers have fully moved in.

Our Data Centers

Our data centers are largescale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT infrastructure. We install large power capacity, together with engineering technologies to optimize PUE, enabling our customers to deploy their IT infrastructure more efficiently and reduce their operating and capital costs.

We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing, the primary financial, commercial, industrial and communications hubs in each region of China. We refer to the areas in and around these hubs as Tier 1 markets. Our customers typically use our data centers in Tier 1 markets to house their mission-critical, latency-sensitive data and applications. Our data center locations provide convenient access for our customers and, furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities. We also build, operate and transfer data centers at other locations selected by our customers in order to fulfill their broader requirements.

In 2020, we commenced construction of 12 new self-developed data centers with a total net floor area of 105,359 sqm. As of December 31, 2020, we had an aggregate net floor area under construction of 137,070 sqm, 73.9% of which was pre-committed. In 2020, we completed construction and brought into service 12 new self-developed data centers in Tier 1 markets with a total net floor area of 65,866 sqm. In 2020, we acquired BJ10, BJ11 and BJ12 with a net floor area of 20,288 sqm which were in service when acquired and acquired SH19, of which the first phase with a net floor area of 7,984 sqm was in service when acquired and second phase with a net floor area of 4,826 sqm was under construction. As of December 31, 2020, this capacity was 94.3% committed and 71.1% utilized. In addition to the above, in 2020, we also commenced construction of six B-O-T joint venture data centers, with a total net floor area of 23,357 sqm. As of December 31, 2020, we had five B-O-T joint venture data centers under construction with an aggregate net floor area of 19,441 sqm and four B-O-T joint venture data centers in service with an aggregate net floor area of 15,581 sqm. As of December 31, 2020, all the B-O-T joint venture data centers were 100% committed or pre-committed.

The following table presents certain information relating to our data center portfolio (excluding B-O-T joint venture data centers) as of December 31, 2020:

			Area held for
	Area	Area under	future
(Sqm)	in service(1)	construction(1)	development
Location
Greater Shanghai and Jiangsu	111,715	33,295	137,592
Greater Beijing and Hebei	114,878	77,181	154,575
Greater Bay Area (2)	69,023	26,594	141,063
Chengdu and Chongqing	14,512	—	46,645
Total	310,128	137,070	479,875
Type
Self-developed	310,128	137,070	479,875
Third party	8,144	—	—
Total	318,272	137,070	479,875
(1)	Excludes 15,581 sqm net floor area relating to B-O-T joint venture data centers in service, 100% of which were committed and 19,441 sqm net floor area relating to B-O-T joint venture data centers under construction, 100% of which were pre-committed as of December 31, 2020.
(2)	Greater Bay Area includes Guangzhou, Shenzhen, Huizhou, Hong Kong and Macau.

As of December 31, 2020, our total area committed (excluding B-O-T joint venture data centers) was 401,554 sqm, of which 300,213 sqm and 101,341 sqm related to data centers in service and data centers under construction, respectively.

Self-Developed Data Centers

As of December 31, 2020, we operated 51 self-developed data centers with an aggregate net floor area of 310,128 sqm in service. As of the same date, we had a further 14 new self-developed data centers and second phases of two existing self-developed data centers with an aggregate net floor area of 137,070 sqm, under construction. In addition, we had an estimated aggregate developable net floor area of approximately 480,000 sqm held for potential future development in Tier 1 markets.

High-Performance Features. Our self-developed data centers generally feature:

●	High Availability. Over 90% of our self-developed data center capacity in service and under construction is equipped with 2N redundant delivery paths for power, cooling and other critical systems. 2N redundancy entails significant additional up-front investment and decreases the yield of net floor area in a building of a given size. By installing 2N redundancy and operating our facilities to the highest standards, we are able to satisfy the requirements of the most demanding customers for housing their mission-critical IT infrastructure.
●	High Power Density. Our self-developed data center capacity in service and under construction has an average power density of approximately 2.15 kW/sqm, which we believe is far above the average for data centers in China. High power density must be incorporated into the data center design from inception and entails increased development cost per sqm of net floor area. By installing high power density, we enable our customers to deploy their IT infrastructure more efficiently and to optimize their IT infrastructure performance. This is of particular importance to hyperscale cloud service provider and large internet customers as it reduces their IT investment and operating costs.
●	High Power Efficiency. Our self-developed data centers are designed to achieve high power efficiency, which is expressed conversely by a low PUE ratio. Our self-developed data centers had around 1.22-1.4 times PUE on average in stabilized operation, which we believe is significantly below the average for data centers in China. High power efficiency reduces operating costs, for the benefit of our customers and ourselves, and reduces our carbon footprint. A low PUE ratio is of particular importance to hyperscale cloud service provider and large internet customers who have the most demanding performance targets.

In addition to the high-performance features described above, our data centers provide flexible fit-out, sufficient floor load bearing strength and clear slab-to-slab height to support dense deployment of IT hardware, multiple layers of physical security, early fire detection monitoring and fire suppression systems, diverse connectivity, and other amenities.

We believe that this combination of high availability, high power density, high power efficiency and other features enables us to serve the most sophisticated and demanding users of data center services who seek cost efficient solutions for their requirements, without compromise on performance across multiple operating parameters.

Types of Data Centers. We have a diversified and flexible approach to developing our data center portfolio. We categorize our self-developed data centers into the following three types:

●	Purpose-Built. Purpose-built data centers are facilities which are designed and constructed specifically for use as data centers. Our purpose-built facilities comprise those that we design ourselves and for which we directly oversee the construction and fit out, as well as certain of the facilities that we lease or have acquired from third parties. Purpose-built and build-operate-transfer facilities represented approximately 42.8% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2020.
●	Converted. Conversion involves repurposing existing industrial buildings for use as data centers. We undertake conversions in order to fulfill demand where time-to-market and site opportunity do not allow us to purpose-build. We carefully select such buildings based on their suitability for use as data centers. We design and construct to the same high technical specifications as our purpose-built data centers, so as to ensure that the end product is of a comparable standard. Converted facilities represented approximately 57.2% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2020.
●	Build-Operate-Transfer. Build-operate-transfer data centers are facilities which are located in other locations to fulfill the broader requirements of our strategic customers. We undertake B-O-T projects through wholly-owned vehicles, as well as through the joint ventures which we are establishing with GIC. The projects are typically greenfield developments on the customer’s own campus.

Data Center Tenure. We hold our self-developed data center buildings either through direct ownership or lease. In China, land cannot be owned outright, but is secured through land use rights. For data center buildings which we own, we have the right to use the underlying land for up to 50 years, which is the longest permissible period, except for our Guangzhou Land where the period of the land use right is 20 years, plus ownership of the buildings and other fixed assets comprising the data center. In Hong Kong, almost all the land is leasehold land leased from the Hong Kong government. The tenure of the relevant government leases for the two parcels of brownfield land where our HK 1 and HK 2 are located that were purchased by us in 2018 and 2019 respectively will expire in June 2047 and the residue of the term of years of the relevant government leases is approximately 26 years. For data centers that we lease, we enter into long-term leases with the owners of the building generally for periods of 15 to 20 years, which is the longest permitted lease period under PRC law. However, in the case of the build-operate-transfer projects which we have undertaken to date, where the owner of the building shell is our customer, the lease term is usually 10 years.

Stage of Development. We categorize our data centers, and the corresponding net floor area, according to the following stages of development:

●	In Service. Data centers are categorized as in service once the construction of the building is complete, critical systems have been installed, the facility has passed rigorous integrated system testing, government approvals for operation are obtained, and one or more computer rooms have been fully equipped and fitted out ready for utilization by customers. Once this stage has been reached, we categorize the entire net floor area of the data center (or phase of a data center) as area in service, including the net floor area of computer rooms, if any, which may require additional capex for equipping and fitting out prior to utilization by customers.
●	Under Construction. Data centers are categorized as under construction once we have secured control of the site, obtained the necessary construction and other permits, established the design, and building and engineering works are in progress. We also categorize data centers as under construction when the shell and core are being developed by the building landlord under certain circumstances. We usually construct our data centers in a single phase. However, in some cases, we construct data centers in several distinct phases for reasons such as optimal design, sales plan, and timing of activation of power supply. When we successfully secure pre-commitments from customers, we calculate pre-commitment rate based on the area under construction.
●	Held for Future Development. Area held for future development consists of the estimated data center net floor area that we have secured for potential future development by different means, including greenfield and brownfield land which we have acquired or which we expect to acquire pursuant to binding framework agreements with local governments, building shells which we have purpose-built on land which we own, and existing buildings for which we have entered into agreements in connection with the acquisition or lease with the intention of converting or redeveloping into data centers, but which are not actively under construction. Our in-house team begins sourcing potential greenfield and brownfield land several years in advance of planned delivery. We begin construction of a facility from six months to over two years in advance of planned delivery, depending on the complexity of the project. The developable net floor area estimates are subject to a number of contingencies and uncertainties.

Self-Developed Data Centers in Service: The following table sets forth additional details concerning our portfolio of self-developed data centers in service as of December 31, 2020:

		Date ready for
		service			Area in service	Area committed		Area utilized
Market	Data center	(HHYY)	Type	Tenure	(sqm)(4)	(sqm)(4)	Commitment rate(1) (4)	(sqm)(4)	Utilization rate(2)
Greater Shanghai and Jiangsu	KS1	2H10	Purpose-Built	Owned	6,546	6,454	99%	6,178	94%
	KS2	1H20	Purpose-Built	Owned	7,771	7,771	100%	6,702	86%
	KS3	2H20	Purpose-Built	Owned	7,410	7,410	100%	6,433	87%
	SH1	2H11	Purpose-Built	Leased	6,432	6,298	98%	6,081	95%
	SH2	2H15	Purpose-Built	Leased	7,712	7,157	93%	7,004	91%
	SH3	2H16	Purpose-Built	Leased	7,950	7,941	100%	7,804	98%
	SH4	2H17	Purpose-Built	Leased	8,395	8,150	97%	7,640	91%
	SH5	1H18	Converted	Leased	2,062	1,780	86%	1,658	80%
	SH6	2H18	Purpose-Built	Leased	7,620	7,201	95%	4,150	54%
	SH7	2H19	Purpose-Built	Leased	6,365	3,517	55%	2,421	38%
	SH8	2H18	Converted	Leased	4,924	4,847	98%	4,329	88%
	SH9	1H19	Converted	Leased	3,330	3,330	100%	3,137	94%
	SH10	1H19	Converted	Leased	3,745	3,745	100%	2,147	57%
	SH11	1H18	Converted	Leased	4,515	4,515	100%	3,665	81%
	SH13	2H20	Converted	Leased	6,634	4,293	65%	1,008	15%
	SH14 Phase 1	2H20	Converted	Owned	7,000	7,000	100%	0	0%
	SH15	2H20	Converted	Leased	1,587	1,587	100%	1,079	68%
	SH16	2H20	Purpose-Built	Owned	3,734	742	20%	0	0%
	SH19 Phase 1	2H20	Converted	Leased	7,984	7,984	100%	248	3%
Greater Beijing and Hebei	BJ1	2H15	Converted	Leased	2,435	2,400	99%	2,353	97%
	BJ2	2H17	Converted	Leased	5,819	5,720	98%	5,456	94%
	BJ3	2H17	Converted	Leased	3,144	3,144	100%	3,039	97%
	BJ4	1H19	Converted	Leased	4,695	3,169	68%	2,093	45%
	BJ5	1H19	Converted	Leased	13,366	13,239	99%	11,944	89%
	BJ6	2H19	Converted	Leased	5,965	5,786	97%	4,427	74%
	BJ7	2H20	Converted	Leased	10,246	8,251	81%	795	8%
	BJ9	2H19	Converted	Leased	8,029	7,699	96%	7,507	93%
	BJ10	1H20	Converted	Leased	6,440	6,440	100%	6,100	95%
	BJ11	1H20	Converted	Leased	6,832	6,832	100%	6,474	95%
	BJ12	1H20	Converted	Leased	7,016	7,016	100%	6,010	86%
	LF1	2H19	Converted	Leased	4,949	4,949	100%	2,520	51%
	LF2	2H20	Converted	Leased	5,458	5,458	100%	0	0%
	LF6	1H20	Converted	Leased	3,787	3,787	100%	2,356	62%
	LF7	1H20	Converted	Leased	5,558	5,558	100%	3,762	68%
	LF8	2H20	Converted	Leased	2,670	2,670	100%	993	37%
	ZB1	1H18	B-O-T	Leased	5,132	5,132	100%	4,870	95%
	ZB2	2H18	B-O-T	Leased	4,662	4,662	100%	4,404	94%
	ZB3	2H18	B-O-T	Leased	4,662	4,662	100%	4,412	95%
	ZB4	1H20	B-O-T	Leased	4,012	4,012	100%	3,472	87%
Greater Bay Area	SZ1	2H14	Converted	Leased	4,286	4,272	100%	4,252	99%
	SZ2	1H16	Converted	Leased	4,308	4,308	100%	4,308	100%
	SZ3	2H16	Converted	Leased	2,678	2,667	100%	2,574	96%
	SZ4 Phase 1	2H17	Converted	Leased	4,678	4,678	100%	3,423	73%
	SZ5	2H19	Converted	Leased	20,583	20,583	100%	20,035	97%
	SZ6	2H19	Converted	Leased	2,133	113	5%	55	3%
	GZ1	1H16	Converted	Leased	6,548	6,534	100%	6,529	100%
	GZ2	2H17	Converted	Leased	6,131	6,131	100%	6,074	99%
	GZ3 Phase 1	1H18	Purpose-Built	Leased	7,648	7,648	100%	7,558	99%
	GZ3 Phase 2	2H19	Purpose-Built	Leased	3,423	3,423	100%	3,423	100%
	GZ6	2H19	Converted	Leased	6,608	6,073	92%	362	5%
Chengdu and Chongqing	CD1	1H17	Purpose-Built	Owned	6,262	6,006	96%	4,712	75%
	CD2 Phase 1	2H18	Purpose-Built	Owned	8,250	8,250	100%	1,990	24%
(1)	The ratio of area committed to area in service.
(2)	The ratio of area utilized to area in service.
(3)	We are developing our SH14, SH19, SZ4, GZ3 and CD2 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the SH14, SH19, SZ4, GZ3 and CD2 project.
(4)	Excludes 15,581 sqm net floor area relating to B-O-T joint venture data centers in service, 100% of which were committed as of December 31, 2020.

As of December 31, 2020, 15.1% of our self-developed area in service was in data center buildings which we own and 84.9% was in data center buildings which we lease. Our self-developed area in service had an average power density of approximately 2.05 kW/sqm.

Apart from the current lease period for our SZ2 data center, which expires in May 2025, in the above table, no other self-developed data center that is leased has a remaining lease period of less than five years. The lease agreement for the SZ2 data center provides that, in the event that the lessee notifies the lessor of the lessee’s request to renew the lease within three months prior to the expiration of the foregoing lease term, the lessor will be obligated to renew the lease on the same terms for another five years as long as the rental fee is not lower than the recent highest rental fee under the existing agreement, and not higher than the average rent of similar buildings in the area where the lease property is located. For self-developed data center buildings leased from third parties, we have entered into long-term leases with the owners of the buildings generally for periods of 15 to 20 years, which is the longest permitted lease period under PRC law.

Self-Developed Data Centers Under Construction. The following data table presents certain information relating to our self-developed data centers under construction as of December 31, 2020:

		Estimated date
		ready for service			Area under	Area pre-	Pre-commitment
Market	Data center	(HHYY)	Type	Tenure	construction (sqm)(2)	committed (sqm)(2)	rate (1) (2)
Greater Shanghai and Jiangsu	SH12	1H21	Purpose-Built	Leased	3,653	3,653	100%
	SH14 Phase 2	1H22	Converted	Owned	4,040	0	0%
	SH17 Phase 1	1H21	Converted	Owned	6,188	6,188	100%
	SH19 Phase 2	2H21	Converted	Leased	4,826	0	0%
	KS4	2H21	Converted	Leased	3,500	0	0%
	CS1 Phase 1	2H21	Purpose-Built	Owned	6,060	6,060	100%
	CS1 Phase 2	1H22	Purpose-Built	Owned	5,028	0	0%
Greater Beijing and Hebei	BJ8	1H21	Converted	Leased	10,911	10,911	100%
	LF3	1H21	Purpose-Built	Owned	11,664	11,664	100%
	LF4 Phase 1	2H21	Purpose-Built	Owned	7,416	7,416	100%
	LF4 Phase 2	1H22	Purpose-Built	Owned	7,416	7,416	100%
	LF5 Phase 1	2H21	Purpose-Built	Owned	7,665	7,665	100%
	LF5 Phase 2	2H22	Purpose-Built	Owned	7,167	2,893	40%
	LF9	1H21	Converted	Leased	10,830	10,830	100%
	LF10	1H21	B-O-T	Leased	10,672	10,672	100%
	HL1	1H21	B-O-T	Leased	3,440	3,440	100%
Greater Bay Area	HZ1 Phase 1	2H21	Converted	Leased	6,267	6,267	100%
	HZ1 Phase 2	1H22	Converted	Leased	6,266	6,266	100%
	GZ4	2H21	Converted	Leased	7,000	0	0%
	HK1	2H22	Purpose-Built	Owned	7,061	0	0%
(1)	The ratio of area pre-committed divided by the area under construction.
(2)	Excludes 19,441 sqm net floor area relating to B-O-T joint venture data centers under construction, 100% of which were pre-committed as of December 31, 2020.

As of December 31, 2020, 50.9% of our self-developed area under construction was in data center buildings which we own and 49.1% was in data center buildings which we lease. Our self-developed area under construction had an average power density of approximately 2.35 kW/sqm.

Self-Developed Data Center Capacity Held for Future Development. We have also secured data center capacity that we classify as held for future development. We have acquired land and entered into binding framework agreements with local governments for further land acquisitions, and we have entered into agreements in connection with the acquisition and lease for buildings which could potentially be developed into data centers with an estimated aggregate developable net floor area of approximately 480,000 sqm in Tier 1 markets as of December 31, 2020.

Self-developed data center capacity held for future development in Tier 1 markets includes the following:

(i)	SH17 Remaining Phases, the remaining capacity of SH17, an existing industrial building on the Shanghai Pujiang Site that we previously acquired. SH17 Phase 1 is already under construction;
(ii)	Shanghai Pujiang Site Remaining Phases, the remaining land area on the Shanghai Pujiang Site that we previously acquired in addition to SH17 Remaining Phases;
(iii)	Changshu Land Site 1 Phase 1 Remaining Area, the remaining land area at the Changshu Land Site 1 Phase 1 that we previously acquired, in addition to our CS1 data center where we have initiated construction;
(iv)	Changshu Land Site 1 Phase 2, the second phase at the Changshu Land Site 1 that we acquired;

(v)	KS5 and KS6, a site in Kunshan which we have leased together with KS4 on the same site, and which is approximately 6 kilometers from our existing KS1, KS2 and KS3 data centers;
(vi)	BJ13, a site in Beijing Tongzhou District, for which we formed a joint venture with CITIC PE to acquire together with BJ14;
(vii)	BJ14, a site in Beijing Tongzhou District, for which we formed a joint venture with CITIC PE to acquire together with BJ13;
(viii)	Langfang Land Site 1 Phase 3, the third and final phase of Langfang Land Site 1 that we acquired;
(ix)	Langfang Land Site 2, a greenfield site that we previously acquired, adjacent to our Langfang Land Site 1;
(x)	Langfang Land Site 3, a greenfield site that we previously acquired in the Longhe zone of Langfang;
(xi)	Langfang Land Site 4, a greenfield site that we acquired, located in the Longhe zone of Langfang close to Langfang Land Site 3 and LF7;
(xii)	LF11, an existing building that we have leased, close to LF9, located in the middle of the Anci zone of Langfang;
(xiii)	SZ4 Phase 2, an extension of an existing building in Shenzhen which we have leased and which we are developing in two phases;
(xiv)	SZ7, an existing building in Shenzhen that we have leased;
(xv)	GZ3 Phase 3, an extension of an existing building in Guangzhou which we have leased and are developing in three phases;
(xvi)	Guangzhou Land, a greenfield site in Guangzhou that we previously acquired;
(xvii)	Huidong Land Site 1, a greenfield site that we acquired in the Greater Bay Data Center Industrial Park;
(xviii)	HK2, a brownfield site in Hong Kong close to HK1 which we have previously acquired and intend to redevelop;
(xix)	CD2 Phase 2, an extension of an existing building shell in Chengdu which we own and are developing in two phases;
(xx)	CD3, a site in Chengdu adjacent to CD1 and CD2 for which we have previously acquired the underlying land; and
(xxi)	Chongqing Land, a greenfield site in Chongqing which we have previously acquired.

The following table presents certain information relating to our self-developed data centers held for future development in Tier 1 markets as of December 31, 2020

			Area Held For
			Future
			Development
Market	Data center	Tenure	(sqm)
Greater Shanghai and Jiangsu	(i) SH17 Remaining Phases	Owned	13,468
	(ii) SH Pujiang Site Remaining Phases	Owned	49,562
	(iii) CS Land Site 1 Phase 1 Remaining Area	Owned	28,911
	(iv) CS Land Site 1 Phase 2	Owned	32,851
	(v) KS5 and KS6	Leased	12,800

Greater Beijing and Hebei	(vi) BJ13	Owned	13,903
	(vii) BJ14	Owned	14,669
	(viii) LF Land Site 1 Phase 3	Owned	30,000
	(ix) LF Land Site 2	Owned	18,248
	(x) LF Land Site 3	Owned	18,750
	(xi) LF Land Site 4	Owned	54,000
	(xii) LF11	Leased	5,005

Greater Bay Area	(xiii) SZ4 Phase 2	Leased	5,268
	(xiv) SZ7	Leased	18,714
	(xv) GZ3 Phase 3	Leased	3,441
	(xvi) GZ Land	Owned	34,200
	(xvii) Huidong Land Site 1	Owned	72,000
	(xviii) HK2	Owned	7,440

Chengdu and Chongqing	(xix) CD2 Phase 2	Owned	11,286
	(xx) CD3	Owned	10,220
	(xxi) Chongqing Land	Owned	25,139

As of December 31, 2020, 90.6% of our Tier-1 market self-developed area held for future development was related to property which we own or expect to own pursuant to binding framework agreements and 9.4% was related to property which we lease or expect to lease pursuant to the relevant binding agreements.

The following table presents certain information relating to our self-developed data centers that have a further aggregate developable net floor area of approximately 1,980 sqm area held for future development in Tier 1 markets which we secured subsequent to December 31, 2020:

			Area Held For
			Future
			Development
Market	Data center	Tenure	(sqm)
Greater Shanghai and Jiangsu	SH20	Leased	1,980

In August and September 2019 we entered into two framework agreements or equivalent legal documents with relevant local governments and development agencies with a view to potentially acquiring the land use rights for certain parcels of land for the development of data centers in Wulanchabu, located approximately 300 kilometers from Beijing. The acquisition of such land use rights is subject to execution of definitive agreements.

Third-Party Data Centers

In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. For this kind of facility, we typically enter into leases for fixed terms of three to ten years. As of December 31, 2020, we operated capacity at approximately 19 third-party data centers with an aggregate net floor area of 8,144 sqm in service.

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

B-O-T Joint Venture Data Centers

In August 2019, we entered into a strategic cooperation framework agreement with GIC to develop and operate ten hyperscale build-operate-transfer data centers in locations outside Tier 1 markets in China for a leading internet and cloud service provider, which is a strategic customer of us. In parallel with the strategic cooperation framework agreement, we also signed a memorandum of understanding with the same strategic customer to develop seven build-operate-transfer data centers at several of its campuses serving different regions of China, including Nantong, Jiangsu Province, Heyuan, Guangdong Province and Wulanchabu, Inner Mongolia Autonomous Region. According to the strategic cooperation framework agreement, we will set up individual project companies to undertake the development of each data center and own 100% during the construction phase. Upon completion of each data center, subject to certain conditions, we will sell a 90% equity interest in the project company to GIC and accordingly the project company will become a joint venture. We will continue to hold the remaining 10% equity interest of the project company and provide management and operating services to the joint venture, and GIC will pay us management fees for our provision of management services. As of December 31, 2020, we had 15,581 sqm net floor area relating to four B-O-T joint venture data centers in service, 100% of which were committed, and 19,441 sqm net floor area relating to five B-O-T joint venture data centers under construction, 100% of which was pre-committed. We still held 100% of the equity interests in the project companies holding such B-O-T joint venture data centers as of December 31, 2020, as certain equity transfer conditions had not been met.

Lease Agreements Relating to Our Data Centers

We enter into leases in connection with our self-developed data centers. In addition, certain third-party data centers in which we lease capacity on a wholesale basis are subject to property lease agreements. Under relevant PRC laws and regulations, lease agreements are required to be registered or filed with the relevant housing authorities. Among the data centers that we lease, including those under construction, the majority of the lease agreements have not been filed with relevant authorities in accordance with the applicable PRC laws and regulations. The failure to register or file the lease will not affect the legal validity of the lease agreements but may subject us to fines. In order to address the situations where the relevant leases have not been registered by the lessors, we have communicated with the relevant lessors with regard to completing the registration of the relevant lease agreements to the extent practicable. However, there is no guarantee that the lessors will respond to our requests or take remedial action with regard to the lack of registration and filing, and we, or the third-party lessors, may be liable if timely rectifications are not made. A portion of any such losses will be recoverable from the lessors according to the terms of certain of the lease agreements. See “Item 3. Key Information— D. Risk Factors—Risk Factors Relating to Our Business and Industry—Our failure to comply with regulations applicable to our leased data center buildings may materially and adversely affect our ability to use such data centers.”

Our Services

We offer a broad range of services including colocation services and managed services, which includes managed hosting services and managed cloud services. We also provide certain other services, including consulting services. We primarily provide colocation services to cloud service providers while we provide both colocation services and managed services to all other customers.

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

Our data centers are high-performance, with high availability, high power density and high power efficiency, which combination is critical to satisfying the most demanding needs of hyperscale customers. Our IT infrastructure platform of interconnected data centers is located strategically in and around Tier 1 markets, enabling high performance while lowering network latency and connectivity costs. Our ecosystem has attracted all leading public cloud service providers to our platform and thereby offers value to enterprises that have hybrid clouds or need to connect to cloud service providers.

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

The presence of major public cloud platforms in our data centers enables us to offer our enterprise customers direct private connection to high capacity cloud resources of their choosing across our network infrastructure. We are able to provide such services at minimal incremental cost, while enabling our customers to enjoy a number of critical operational benefits as a result, such as high reliability, high flexibility, and high efficiency. We also assist our enterprise customers to access cloud resources by providing and reselling public cloud services offered by major cloud service providers, including certain of our major customers. This has the added benefit of assisting our cloud service provider customers with their route to market.

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

Data Center Sourcing and Development

We believe that the size, location, and quality of our facilities are key to maintaining our competitiveness. We apply the same rigor to the process of sourcing, design and construction as we do to our operations. We have a substantial in-house team dedicated to sourcing, feasibility analysis, technical design, costing and project management. The process is comprised of the following steps:

●	Planning and Sourcing. Our strong customer and industry relationships, combined with our data center presence in key markets in each region and direct sales force, afford us insight into the size, timing, and location of future demand. We incorporate this insight into a multi-year resource plan for our key markets. Our in-house team begins sourcing potential sites a few years in advance of planned delivery. We seek to secure sites both in close proximity to central business districts or to areas where there is a concentration of enterprise operations centers so as to satisfy the location preferences of our target customer segments. We consider both greenfield sites when available, and also existing industrial buildings suitable for conversion. We require security of tenure for a minimum of ten years. Our team works closely with local government authorities to obtain necessary permits and approvals, with electric utilities to obtain sufficient power infrastructure and supply, and with telecommunications carriers to ensure multi-carrier connectivity to our data centers. We generally seek to secure sites that can support a net floor area of at least 5,000 sqm per data center building and sufficient power capacity to fulfill the requirements of the customer segments which we expect to serve in the facility.
●	Design and Construction. We undertake the technical design, specification and costing in-house as we believe that these are important to ensuring the data center meets our strategic requirements. This also enables us to achieve a high level of design standardization. We continuously study new engineering and technologies to maintain an advanced design. Our in-house team also takes responsibility for construction project management, which includes scheduling, vendor selection, procurement, budget control and cost analysis, and quality supervision and assurance. We believe that these elements are important to ensure the project is completed on time, within budget and to the required quality standard. We begin construction of a facility from six months to over two years in advance of planned delivery, depending on the complexity of the project.
●	Commissioning and Fit Out. After the shell and core of a building are completed, we work with our contractors and suppliers to make the data center ready for service. This involves: (i) obtaining necessary operating permits and approvals; (ii) equipping and fitting out the critical facilities area for utilization by customers; and, (iii) pre-operational testing, also referred to as commissioning, to ensure that the facility is fully functioning and capable of providing the required service levels. We have a team dedicated to testing and commissioning before operations commence.

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

We undertake in-house all technical functions which impact data center performance, including floor planning, equipment lifecycle management, optimizing data center efficiency, surveillance of the critical facilities environment and network performance, incident response management and rectification. We also undertake in-house substantially all activities which have a direct bearing on customers, including support for setting up customer IT equipment, remote hands services, outsourced IT operations, incident and compliance reporting, and response to customer requests.

We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We have also developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for more than ten years, and received certification for ISO 22301 in September 2016. We also received certification for ISO 14001, ISO 45001, ISO 50001 in November 2020. As of December 31, 2020, we had 14 data centers awarded with “Management and Operations (“M&O”) Approved Site” awards by the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business-critical infrastructure. In 2018, we signed a three-year framework contract with the Uptime Institute to support continuous verification of operation and maintenance capabilities of our data centers. At the same time, in order to verify the unified regional operation and management capability based on our Data Center Operation Management Platform, the Uptime Institute also awarded the regional “M&O Approved Site” to GDS. We believe that our standard of data center operations, which reflects our history and culture as an IT service provider, set us apart from many data center service providers in China.

Our Customers

We had two customers that generated 27.0% and 17.4% of our total net revenue, respectively, in 2018. We had three customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019. We had two customers that generated 26.3% and 20.5% of our total net revenue, respectively, in 2020. No other customer accounted for 10% or more of our total net revenue during those periods.

We consider our customers to be the end users of our services because: (i) we are selected as vendor by our end users; (ii) we negotiate and agree all aspects of the sales agreements with our end users, including scope of work, pricing and other commercial terms, design, specification, and customization of the parts of the facility which they will use, delivery schedule, and extensive service level parameters; (iii) we work directly with our end users on the delivery, installation, cabling, testing, operation, and monitoring of their IT systems; and (iv) we generally reconcile with our end users the amount of services (including net floor area and power) which they have used and the financial amount billable for each billing period. We may enter into sales agreements directly with our customers or, at the customer’s request, provide services to our customers through agreements with intermediate contracting parties, such as the major PRC telecommunications carriers. We understand our customers may request us to provide services to them through the major PRC telecommunications carriers for commercial reasons. When a PRC telecommunications carrier acts as an intermediate contracting party, we bill them and collect cash payment from them. We have long-standing relationships with all the major PRC telecommunications carriers who are both intermediate contracting parties for the sale of our services to our customers, as well as partners providing network services to our customers and, to a significantly lesser extent, end users of our services.

As of December 31, 2020, we served 703 customers, including hyperscale cloud service providers and large internet companies, a diverse community of PRC and foreign financial institutions as well as telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. We host the largest PRC and global public cloud platforms operating in China, some of which are present in multiple GDS data centers.

Our cloud service provider, large internet, financial institution and enterprise customers accounted for 76.7%, 14.1% and 9.2% of our total area committed (excluding B-O-T joint venture data centers) as of December 31, 2020, respectively. Our two largest customers accounted for 35.8% and 22.3%, respectively, of our total area committed (excluding B-O-T joint venture data centers) as of December 31, 2020. No other customer accounted for 10% or more of our total area committed as of that date.

The following table presents the total area committed (excluding B-O-T joint venture data centers) of our top five customers, all of which are cloud service providers or large internet companies, as of December 31, 2020:

	Total area	Total area
	committed	committed
End User Customer	(sqm) (1)(2)	(%)(2)
Customer 1	143,747	35.8%
Customer 2	89,426	22.3%
Customer 3	23,183	5.8%
Customer 4	22,864	5.7%
Customer 5	19,164	4.8%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent, or have received other confirmations from, certain customers.
(2)	Excludes B-O-T joint venture data centers.

We endeavor to establish strategic relationships with key customers, particularly hyperscale cloud service providers and large internet companies who have large data center capacity requirements and who can help enhance the value of our data center ecosystem.

Sales Agreements

Contract Term

A substantial majority of our sales agreements are for multi-year service periods. Agreements with our cloud service provider and large internet customers typically have service periods of three to ten years, while agreements with our financial institution and enterprise customers typically have service periods of one to five years. The service period starts either on a date specified in the sales agreement, or within a specific time period when the data center is ready for the customer’s use and the customer has accepted delivery in accordance with the provisions of the sales agreements.

Pricing Structure

We have two main pricing structures depending on the preferences of individual customers. Most of our sales agreements with our cloud service provider and large internet customers have unbundled pricing. Under such pricing structure, we charge our customers for the right to use a specific amount of net floor area, power capacity and other services. In addition to which, we also charge our customers based on the actual amount of power which they consume. Unbundled pricing is often expressed as a price per square meter or a price per kilowatt for the right of use and a price per kilowatt/hour for power consumed. Most of our sales agreements with our financial institution and large enterprise customers have bundled pricing. Under such pricing structure, we charge our customers for the right to use a specific amount of net floor area, power capacity and other services, without any additional charge for power consumed as long as their actual power usage does not exceed a stated limit. Bundled pricing is often expressed as a price per rack or cabinet. Under both unbundled and bundled structures, the unit price which we charge per square meter, per kilowatt, per rack or cabinet is generally fixed over the term of the sales agreement, except for permitted adjustments when input power tariffs change. We do not usually charge any fee for reserving or committing capacity prior to the commencement of the service period.

Move-in Period

Commencing at the start of the service period our sales agreements typically provide for a flexible move-in period. During such period, customers have the right to use part or all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in such sales agreements. Such minimum billable amount typically steps up over time. In practice, during the move-in period, most customers’ actual usage and billing is higher than the minimum. Our sales agreements with anchor customers with largescale commitments typically allow for a move-in period of 12 to 24 months, whereas our sales agreements with financial institutions and large enterprise customers typically allow for a move-in period of three to six months.

Contract Renewal and Termination

Most of our sales agreements provide for automatic renewal at the end of the service period, subject to mutual agreement of renewal terms.

Many of our sales agreements give customers the option of early termination after the end of the move-in period, subject to a notice period of one to six months and payment by the customer of specified costs and penalties. In certain cases, we are entitled to a substantial amount of early termination damages equivalent to up to 12 months’ service fee, in addition to payment for our services already provided before such early termination. Customers may also terminate the sales agreements if we fail to perform the contracted services. In this circumstance, customers are generally required to notify us of their intention to terminate and to allow us a period of time to rectify any service failure.

We had a very low incidence of sales agreements that expired without renewal or terminated early, as evidenced by our average quarterly churn rate of 0.9%, 0.5% and 0.8% for the years ended December 31, 2018, 2019 and 2020, respectively.

Billing

We generally bill customers on a monthly or quarterly basis in arrears. On a monthly basis, we recognize revenue as service is rendered in the period. As we are billing in arrears, this results in unbilled receivables between the time when we have the unconditional right to the consideration for the services we provided to our customers (i.e. billable revenue) and the time when we actually bill our customers. Once we issue the bill at the end of the monthly or quarterly billing period, it becomes a billed receivable and then we collect cash payment. This is a recurring cycle and it is common in businesses which provide services on a long-term contract basis, recognizing revenue as services are rendered and billing in arrears. We have a very low incidence of doubtful accounts and write-offs. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.” During the years ended December 31, 2018, 2019 and 2020, we recorded RMB241 thousand, RMB133 thousand, and RMB2.2 million (US$331 thousand) of allowance for doubtful accounts in 2018, 2019 and 2020, respectively and only recorded a write-off of RMB382 thousand in 2019.

Customer Satisfaction

We endeavor to provide high levels of customer service, support, and satisfaction. We interact regularly with our customers to receive their feedback and continuously improve. In 2020, we engaged third-party research firm NielsenIQ to conduct a client satisfaction survey. NielsenIQ conducted their survey from November 29 to December 30, 2020. The survey used quota sampling, computer assisted telephone interviews, and in-depth interviews. It covered our company’s business users in an array of industries. The survey collected feedback from 279 business users. The average client satisfaction score was 9.556 out of 10. The net promoter score was 79.8%.

Our Suppliers

Our five largest suppliers accounted for less than 60% of our purchases for each of the three years ended December 31, 2018, 2019 and 2020; and none of them individually accounted for more than 30% of our annual purchases over this same period.

Sales and Marketing

Sales. Our sales activities are mainly conducted through our direct sales force. We organize our direct sales force into four geographic regions, Northern China, Southern China, Eastern China and South-western China. We incentivize our sales force to meet their annual targets through performance-based bonuses. For new customers, our sales cycle typically begins with creating a sales plan for a particular region or industry and then identifying new customers in these regions or industries. We also receive referrals from our vendors and other relationships, and often our reputation attracts customers to our services without any directed sales efforts. For our existing customers, our sales team focuses on identifying upsell opportunities.

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

Innovation, Technology and Intellectual Property

We employ a modular approach to developing, commissioning, equipping and fitting out our data center facilities. This approach allows us to cater to a range of customer requirements with regard to redundancy, power density, cooling, rack configuration and other technical specifications. The modular approach is an innovative construction technique designed to shorten the development timeline and lower costs, as advocated by leading industry participants. Additionally, we are adopting innovative pre-fabrication technology to further shorten the development period in order to meet the requirements for increasingly larger scale data centers. We were able to develop these innovative approaches as a result of having established and grown our own in-house data center design and construction project management capability, the experience gained through executing a hyperscale development program over multiple years, and by leveraging the know-how of certain of our international strategic partners.

We operate our data center facilities using a proprietary Data Center Operation Management Platform that was almost entirely developed in-house. It provides real-time monitoring of key operational metrics, allowing for greater efficiency of data center management processes. In addition, we have self-developed additional operational enhancement tools and technologies including robots, AI and smart buildings. This system was developed based on our proprietary know-how in customer service and the operation of data centers.

As of December 31, 2020, we had 117 registered computer software copyrights and 95 trademark registrations in China, one trademark registration outside China and 40 pending trademark applications in China, including registered trademarks for “GDS” and , our figure trademark. As of December 31, 2020, we had 29 patents granted and 16 patent applications in China, and had registered 11 domain names, including gds-services.com.

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

Seasonality

Our business is not materially affected by seasonality.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have in place insurance coverage up to a level which we consider to be reasonable and which covers the type of risks usually insured by companies on the same or similar types of business as ours in China. Our insurance broadly falls under the following nine categories: construction and installation, work interruption expense due to public health event, business interruption for lost profits, property and casualty, public liability, cyber security liability, directors and officers liability, employer liability and commercial employee insurance.

Competition

We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer.

We compete on the basis of our data center quality, operating track record and differentiated managed service capabilities.

We primarily compete with other carrier-neutral data center service providers, including:

●	Domestic carrier-neutral data center service providers. We compete with domestic carrier-neutral data center service providers with a presence in some of our markets, such as 21Vianet, Sinnet, Baosight and AtHub. We believe that we are well-positioned in terms of our operational track record and our ability to: deliver high-performance data center services in all key markets; maintain consistently high facility and service quality; continue capacity expansion in all key markets to accommodate growing demand; and provide differentiated managed service offerings with a unique value proposition.
●	International carrier-neutral data center service providers. We compete to a lesser extent with foreign carrier-neutral data center service providers such as Equinix, KDDI and NTT Global Data Centers, each of which has a presence in Shanghai and/or Beijing and primarily serves international customers. We believe that we distinguish ourselves by our larger capacity and more extensive market presence across the key economics hubs in China, deep operating knowledge and long track record in the China market, and long-term relationships with the telecommunications carriers.

We also face competition from the state-owned telecommunications carriers, namely China Telecom, China Unicom and China Mobile. One of the main purposes for which these carriers develop data centers is in order to facilitate the sale of related telecommunications network services. In locations outside of the key economic hubs, these three carriers may sometimes be the only available provider of data center services. We distinguish ourselves from these carriers because we are carrier-neutral, enabling our customers to connect within our facilities with all three carriers based on their cost and/or network and application requirements. Although we compete with carriers for colocation customers, our customers also rely on the connectivity that carriers provide. We believe that we also have a mutually beneficial relationship with these carriers since our data center services often help carriers attract more customers for their telecommunications services.

Risk Management and Internal Control

We have established risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations.

Information Security Risk Management

We have established a system comprised of our policy, guidelines and management task force to ensure the security of our and our customers’ information. See “—Environmental and Operational Sustainability Initiatives—Information security” for further details.

We have adopted and published a privacy policy on our website that explains how we collect, use, share and protect personal information. We sign confidentiality agreements with all our employees, customers and suppliers to prevent unauthorized disclosure of information. We also regularly conduct trainings and inspections under the supervision of our management to strengthen information security.

Anti-corruption Risk Management

We have anti-corruption compliance policies in place that clearly define requirements for our employees, vendors and suppliers to comply with applicable laws and regulations and act with integrity. See “—Environmental and Operational Sustainability Initiatives—Anti-corruption” for further details.

Business Continuity

We have established a plan and management system to ensure the continuity of our business. We conduct impact analyses of our business and our customer engagements to identify resources necessary for each line of our business and its potential risks.

As part of our business continuity plan, we have adopted an emergency operating procedure to and mitigate potential disruptions from power outages, fires or floods, typhoons, other natural disasters and public health events. We conduct an emergency drill on an annual basis and evaluate our performance during the drill to further improve our procedure. We also regularly conduct trainings with relevant personnel to ensure their preparedness to manage emergency situations and handle potential contingencies.

In order to ensure the availability of our power supplies, energy transmission as well as fire prevention and detection systems, we implement a monthly operating and inspection plan and annual maintenance plan for relevant equipment.

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

Environmental sustainability. Managing our data centers’ energy consumption and corresponding environmental impact is of great importance to us. We use energy conservation technology in our data centers, including high efficiency HVAC systems that recycle excess heat from the heating and ventilation system, and supply this heat to office areas inside the data centers or to nearby offices. We onsite renewable energy systems and other technologies, including use air side and water side free cooling We also use high-efficiency transformers, modular high-efficiency uninterruptible power supplies, and high voltage direct current to reduce energy transmission and distribution loss. Moreover, we developed a customized AI-based energy efficiency assessment tool to more precisely manage our data centers’ PUE. In 2020, our self-developed data centers achieved an average PUE of 1.22-1.4 times, compared to a global average for data centers of 1.59 times in 2020.8

We are also making progress in reducing our greenhouse gas emissions by utilizing renewable energy whenever it is available at the location of our data centers. We used renewable energy sources for over 20% of our electricity consumption in 2020. We use wind power for our four build-operate-transfer data centers in Zhangbei, Hebei Province. We use hydroelectric energy for our two self-developed data centers in Chengdu and our three self-developed data centers in Shanghai through direct purchase plans. Several of the B-O-T joint venture data centers under development will also use renewable energy.

We offset our carbon emissions by purchasing energy certificates under the International REC Standard, or I-RECs. The I-REC Standard was created by the International REC Standard Foundation to trace the origin and to prove the consumption of energy generated from renewable sources in any country in the world. The I-RECs are a recognized tool for documenting and tracking the consumption of electricity from renewable sources. We signed a letter of intent to secure a supply of I-RECs for the future as well.

Since the PRC government committed itself to peak its carbon emission by around 2030 and become carbon neutral by 2060, we expect more renewable polices to be planned or published. We believe the opportunity to access renewable energy will increase. We are actively seeking ways to increase our use of renewable energy, including by potentially contracting directly with renewable energy suppliers. See “Item 4. Information on the Company—A. History and Development of the Company—Partnership on Renewable Energy Initiatives” for details on our partnership with Sembcorp.

As of December 31, 2020, 15 of our self-developed data centers have been recognized and awarded sustainability related certifications by leading domestic and global organizations. Among the 15 data centers, three have earned Leadership in Energy and Environmental Design (LEED) certifications with two having been conferred with a gold award, three have been recognized as National Green Data Center by the MIIT and 13 have been honored as Green Data Center by Open Data Center Committee (ODCC) including four as 5A Level data center, which is regarded as the highest standard of green data center in China.

Fourteen of our facilities have obtained the Uptime Institute’s Management & Operation Stamp of Approval, which is widely recognized as the global standard of excellence for data center reliability, sustainability and efficiency.

We implement ISO14001 (Environmental Management) and ISO50001 (Energy Management) to measure, manage and improve the energy and environmental performance of our data centers.

Information security. We are dedicated to offering our customers first class disaster recovery solutions and efficient high-availability hosting, network, and cloud services. We have established an information security management task force to be responsible for identifying, evaluating, and mitigating potential information security risks related to our business operations. We have formulated GDS cyber security management policy and information security management guidelines, based on the ISO27001 information security management standard, to provide a framework for the protection of information security and all valuable information, data and intellectual property within GDS. Our information security management system assigns detailed areas of responsibility across our Company to ensure the security of information stored in and transmitted through our data centers. We published a new privacy policy in 2020 to further enhance our data privacy control. We regularly share information security notices with our employees through internal communication channels. We conduct internal and external information security audits on an annual basis. We also invite independent third-party auditors to conduct information security risk assessments on an ad hoc basis.

8  Uptime Institute: 2020 Annual Data Center Survey Results

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

We constantly make improvements to our procurement policies and processes from a compliance perspective. We conduct due diligence on our suppliers and require them to enter into non-disclosure agreements. We monitor our suppliers’ commitment to act with integrity.

Occupational Health and Safety. We are committed to providing a safe and healthy work environment for both our employees and the suppliers who work on our sites. We have established an occupational health and safety management system based on the ISO45001 standard. We conduct audits for our data centers to monitor the performance of our management systems.

Employment and talent development. We are committed to providing all of our employees with equal employment opportunities and a workplace culture of honesty, integrity, and mutual respect. We regularly update our employee handbook to address our talent recruitment principles and strongly oppose discrimination or harassment based on characteristics including race, religion, gender, age, and nationality. We have formal diversity, inclusion, and non-discrimination policies. We communicate these policies to our employees through formal channels. As of December 31, 2020, we had 1,479 full-time employees, of which, 17% were female. Female employees comprise 22% of our mid to senior level management staff, 34% senior level management staff and 18% of our board of directors are women.

COVID-19 Control

In the wake of the COVID-19 pandemic, we implemented a number of health and safety measures. We established emergency teams and launched emergency operation plans at the beginning of the COVID-19 outbreak. We immediately contacted local authorities to understand the procedures for dealing with suspected cases. We conduct daily sterilization, temperature testing, visit registration and other pandemic control activities. We provide essential goods such as masks, sanitizers, disinfectants, and continually monitor whether supplies are sufficient. We track our employees’ travel histories during Chinese New Year to determine if special arrangements are necessary. We communicated relevant information to our customers. Our in-service data center operations and construction activities remained uninterrupted by the pandemic throughout 2020. We recorded zero infections and zero COVID-19 incidents as of December 31, 2020. Refer to the discussion in “Item 5. Operating and Financial Review and Prospects” for further information relating to the impact of the pandemic on our business.

Employees

We aim to provide our employees with a fair and transparent career development platform, with training opportunities available to all employees. We adopt “growth mindset” and use 3E (Experience, Exposure and Education) as our main development methodology to provide a wide range of orientation for new hires, on-job training, internal and external knowledge sharing, formal professional training, job related certification and others. We had 893, approximately 1,100 and 1,479 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our employees by function as of December 31, 2020:

	Number of
	Employees	% of Total
Colocation services	985	66.6%
Managed services	79	5.3%
Sales and marketing	96	6.5%
Management, finance and administration	319	21.6%
Total	1,479	100.0%

To maintain the highest level of service, employee training and certification is essential to ensure that our employees meet and exceed industry requirements. Many of our engineering employees have received training and certifications from globally recognized IT service organizations, such as IBM AS/400 certifications, CCIE Safety Certified qualifications, VMware VCP and CISP Certificates.

We pay most of our employees a base salary and performance-based bonuses and provide welfare and other benefits required by law. In addition, we provide some of our employees with share-based compensation to align their interests more closely with our shareholders. We believe that our compensation and benefits packages are competitive within our industry. Our employee turnover rate in 2020 was 17.0%, which is lower than 18.2% in 2019. We have not had any labor disputes that materially interfered with our operations and we believe that our employee relations are good.

We also outsource certain operations, primarily on-site security, cleaning and greening service, part of the 24/7 on duty operations and IT and customer service delivery to reputable third-party service providers.

Facilities

Our headquarters are located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China. We also have six regional offices in Suzhou, Beijing, Chengdu, Shenzhen, Guangzhou and Hong Kong.

As of December 31, 2020, our offices were located on leased premises totaling approximately 13,000 sqm across China. We lease our office premises from third parties.

There was no single property interest of our Group that formed part of non-property activities had a carrying amount of 15% or more of our Group’s total assets as of December 31, 2020. Pursuant to section 6(2) of the Hong Kong Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this document is exempted from compliance with the requirement of section 342(1)(b) of the Companies(WUMP) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (WUMP) Ordinance, which requires a valuation report with respect to all of our interests in land or buildings.

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

On August 2, 2018, a securities class action lawsuit was filed against GDS Holdings Limited, our Chief Executive Officer Mr. Huang, and our Chief Financial Officer Mr. Daniel Newman (collectively, “Defendants”) by Hamza Ramzan, a GDS shareholder in the United States District Court for the Eastern District of Texas. The complaint purports to assert claims on behalf of a class comprising purchasers of GDS’s ADS shares during the proposed class period from March 29, 2018 to July 31, 2018. On October 26, 2018 the Court appointed GDS shareholder Yuanli He as the lead plaintiff in the lawsuit, and on December 24, 2018 plaintiffs filed a consolidated amended complaint. The amended complaint alleged, among other things, that GDS made material misstatements and omissions in its 2017 Form 20-F Annual Report with respect to the commitment rate and utilization rate at GDS’s GZ1 data center, and inflated the purchase prices for its acquisitions of the GZ2, GZ3, and SZ5 data centers. The complaint alleged violations of Section 10(b) of the U.S. Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC, against all Defendants and also alleged control person claims under Section 20(a) of the U.S. Exchange Act against our Chief Executive Officer Mr. Huang and our Chief Financial Officer Mr. Daniel Newman. The complaint sought, among other relief, class certification of the lawsuit, unspecified damages, prejudgment and postjudgment interest, costs and expenses. On February 22, 2019, Defendants filed a motion to dismiss the amended complaint in the United States District Court for the Eastern District of Texas and, alternatively, to transfer venue to the United States District Court for the Southern District of New York. On September 30, 2019, the court granted Defendants’ motion to transfer the case to the United States District Court for the Southern District of New York. Defendants then moved to dismiss the action in the United States District Court for the Southern District of New York on December 6, 2019. On April 7, 2020, the court granted Defendants’ motion and dismissed the action in its entirety against all Defendants. On May 6, 2020, plaintiffs filed a notice of appeal of that decision. On June 29, 2020, plaintiffs voluntarily withdrew their appeal, resulting in the dismissal of the case against all Defendants with prejudice.

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

Regulations Relating to Foreign Investment and Wholly Foreign Owned Enterprises

The establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993, became effective on July 1, 1994 and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018. The PRC Company Law generally governs two types of companies, namely limited liability companies and joint stock limited companies, each a limited liability company or a joint stock limited company being an enterprise legal person and liable for its debts with all its assets. The PRC Company Law shall also apply to foreign-invested companies in the form of limited liability companies or joint stock limited companies, except otherwise set out in any other regulations. On March 15, 2019, the National People’s Congress adopted the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The 2019 PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Pursuant to the 2019 PRC Foreign Investment Law, foreign investment means the investment activities within the PRC directly or indirectly conducted by foreign natural persons, enterprises, and other organizations (the “foreign investor”), including the following circumstances: a foreign investor acquires any shares, equities, portion of property, or other similar interest in an enterprise within the PRC. The PRC applies the administrative system of pre-establishment national treatment plus negative list to foreign investment. Where a foreign investor invests in a field prohibited from investment by the Negative List (2020) (as defined below), the competent department shall order cessation of investment activity, disposition of shares and assets or adoption of other necessary measures during a specified period, and restoration to the state before investment; and its illegal income, if any, shall be confiscated. Where the investment activity of a foreign investor violates any special administrative measure for restrictive access as set out in the Negative List (2020), the competent department shall order the investor to take corrective action during a specified period and adopt necessary measures to meet the requirements of the special administrative measure. Where the investment activity of a foreign investor violates the Negative List (2020), it shall be otherwise subject to corresponding legal liabilities under the applicable law.

According to Measures for Reporting of Information on Foreign Investment, promulgated by the MOFCOM and the SAMR on December 30, 2019 and became effective on January 1, 2020, foreign investors or foreign-invested enterprises shall submit their investment information to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System. Market regulators shall post the aforesaid investment information submitted by foreign investors and foreign-invested enterprises to competent commerce authorities in a timely manner. When submitting the initial report, a foreign investor shall submit the information including but not limited to basic enterprise information, the information on the investor and the actual controller thereof, and investment transaction information. Where any information in the initial report changes, a foreign-invested enterprise shall submit the report of changes through the enterprise registration system. Where a foreign investor or a foreign-invested enterprise fails to submit the investment information as required, and fails to resubmit or correct such information after being notified by the competent commerce authority, the competent commerce authority shall order it to make corrections within 20 business days; in case that it fails to make corrections within the specified period, the competent commerce authority shall impose a fine of not less than RMB100,000 but not more than RMB300,000, or a fine of RMB300,000 to RMB500,000 if other severe violations exist simultaneously.

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, which will lead the task together with the MOFCOM. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology.

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations. Industries such as value-added telecommunication services, including internet data center services, are restricted to foreign investment.

On June 23, 2020, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2020), which became effective on July 23, 2020. The Negative List (2020) expands the scope of industries in which foreign investment is permitted by reducing the number of industries that fall within the Negative List (2020). Foreign investment in value-added telecommunications services (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List (2020).

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the VATS industry.

According to the Mainland and Hong Kong Closer Economic Partnership Arrangement entered into by the MOFCOM and the Financial Department of Hong Kong on June 29, 2003 and the Mainland and Macau Closer Economic Partnership Arrangement entered into by the MOFCOM and the Department of Economy and Finance of Macau on October 17, 2003 together with their supplemental agreements, services providers from Hong Kong and Macau are permitted to set up foreign-invested enterprises in the form of a Sino-foreign equity joint venture in mainland to provide five types of specific VATS, including internet data center services, and the ultimate capital contribution percentage held by the services provider from Hong Kong and Macau is restricted to 50% or less.

On July 13, 2006, the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MIIT Circular, according to which, a foreign investor in the telecommunications service industry in China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. The MIIT Circular further requires that: (i) PRC domestic telecommunications business enterprises must not, through any form, lease, transfer or sell a telecommunications businesses operation license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications business enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications business enterprise must have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license; and (iv) all VATS providers are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MIIT Circular and cure such noncompliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its value-added telecommunications business operation license.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our consolidated VIEs.

Regulations Related to Value-Added Telecommunications Business

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish basic telecommunications services from VATS.

The Telecom Catalogue, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. The Telecom Catalogue amended on December 28, 2015 (which took effect from March 1, 2016 and was further amended on June 6, 2019), or the 2015 Telecom Catalogue, categorizes internet data centers, online data and transaction processing, on-demand voice and image communications, domestic internet virtual private networks, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, internet access and online information and data search, among others, as VATS. The “internet data center” business is defined under the 2015 Telecom Catalogue as a business that (i) uses relevant infrastructure facilities in order to render outsourcing services for housing, maintenance, system configuration and management services for clients’ internet or other network related equipment such as servers, (ii) provides the leasing of equipment, such as database systems or servers, and the storage space housing the equipment and (iii) provides lease agency services of connectivity lines and bandwidth of infrastructure facilities and other application services. Also, internet resources collaboration services business is incorporated into the definition of internet data center business under the 2015 Telecom Catalogue, and defined as “the data storage, internet application development environment, internet application deployment and running management and other services provided for users through internet or other networks in the manners of access at any time and on demand, expansion at any time and coordination and sharing, by using the equipment and resources built on database centers.” Under the 2015 Telecom Catalogue, “fixed network domestic data transmission services” is categorized as a basic telecommunications business and defined as “a domestic end-to-end data transfer business by wired mode under fixed-net, except for the internet data transfer business,” and the “domestic internet virtual private networks service” is categorized as a value-added telecommunications business and defined as “a customization business of internet closed user group network for domestic users by self-owned or leased internet network resources of the operators and adopting TCP/IP agreement.”

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

On November 30, 2012, the MIIT issued the Circular of the Ministry of Industry and Information Technology of the People’s Republic of China on Further Standardizing the Market Access-related Work for Businesses Concerning Internet Data Centers and Internet Service Providers which clarifies the application requirements and verification procedures for the licensing of IDC and internet service provider, or ISP, businesses and states that entities intending to engage in the IDC or ISP business could apply for a license since December 1, 2012.

On May 6, 2013, the Q&A was published on the website of China Academy of Information and Communications Technology. The Q&A, although not an official law or regulation, is deemed by the market as a guideline in practice which reflected the attitude of MIIT as to the application for VATS licenses, especially as to IDC services.

To comply with the above restrictions and requirements, among others, GDS Beijing has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across 11 cities in China: Beijing, Chengdu, Shanghai, Shenzhen, Suzhou, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou and Chongqing. GDS Shanghai has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across five cities in China: Beijing, Chengdu, Shanghai, Shenzhen and Suzhou, and GDS Suzhou has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across 11 cities in China: Beijing, Chengdu, Shanghai, Shenzhen, Suzhou, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou and Chongqing.

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

According to the Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-Owned Land in the Urban Areas, which is effective from May 19, 1990 and amended on November 29, 2020, after land use rights relating to a particular area of land have been granted by the State, unless any restriction is imposed, the party to whom such land use rights are granted may transfer (for a term not exceeding the term which has been granted by the State), lease or mortgage such land use rights on the conditions provided by laws and regulations. Upon a transfer of land use rights, all rights and obligations contained in the contract pursuant to which the land use rights were originally granted by the State are assigned from the transferor to the transferee. Upon expiration of the term of grant, the grantee may apply for renewal of the term. Upon approval by the relevant local land bureau, a new contract shall be entered into to renew the grant, and a grant fee shall be paid.

According to the Land Registration Regulations promulgated by the State Land Administration Bureau, the predecessor of the MLR, on December 28, 1995 and implemented on February 1, 1996, all land use rights which are duly registered are protected by the law, and the land registration is achieved by the issue of a land use right certificate by the relevant authority to the land user.

Under the Administration Law of Urban Real Property of the People’s Republic of China, which was promulgated by the SCNPC on July 5, 1994, amended on August 30, 2007, August 27, 2009 and August 26, 2019, and the amendment became effective on January 1, 2020, the land must be developed in line with the purposes of the land and the deadline for commencement of construction as stipulated in the grant contract. Where construction does not commence within one year of commencement of construction as stipulated in the grant contract, an idle land fee may be charged at a rate of not more than 20% of the fee for the grant of land use rights. Where construction does not commence within two years, land use rights may be forfeited without compensation, except where the commencement of construction is delayed due to force majeure, an act of the government or relevant government departments, or preliminary work necessary for the commencement of construction.

Regulations Related to Fire Control

Pursuant to the Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008 and April 23, 2019, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a largescale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection but still put it into use, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment

On November 30, 2016, the State Council promulgated the Administrative Regulations on the Approval and Filing of Enterprises’ Investment Projects, which became effective on February 1, 2017. On March 8, 2017, the NDRC promulgated the Measures for the Administration of the Approval and Filing of Enterprises’ Investment Projects which became effective on April 8, 2017. Under such regulation, except those concerning national security or involving the allocation of major productive forces nationwide, strategic resource development or vital public interests, among others, investment projects shall be subject to filing administration. The projects subject to filing administration shall undergo the filing formalities under the territorial principle, except as otherwise provided by the State Council. After a project has completed the filing formalities, if the legal person of the project changes, there is any material change in the construction site, scale or content of the project, or the construction of the project is given up, the construction entity shall inform the project filing authority in a timely manner through the online platform, and modify the relevant information. Provinces in China have formulated the administrative measures for the project filing administration measures within their respective administrative regions, and specified the filing authorities and their power.

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

New regulations, policies and rules have been issued with respect to the construction or development of new data centers, and rebuilding or expansion of existing data centers. For example, on January 21, 2019, the MIIT, the National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center Construction, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, reaching the PUE of newly constructed large and extra-large data centers at or below 1.4 as of the year 2022. On December 23, 2020, the NDRC, the Office of the Central Cyberspace Affairs Commission, the MIIT and National Energy Administration jointly published the Guiding Opinion on Accelerating the Construction of National Integrated Large Data Center Collaborative Innovation System, pursuant to which authorities aim to reach the PUE of large and extra-large data centers at or below 1.3 as of the year 2025. On September 6, 2018, the General Office of People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition), or the 2018 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015. The 2018 Catalogue prohibits new construction or expansion within Beijing’s municipal boundaries of data centers which are involved in providing internet data services or information processing and storage support services, except for cloud computing data centers with PUE lower than 1.4. In addition, new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services with PUE lower than 1.4 is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town. On January 2, 2019, the Shanghai Commission of Economy and Informatization, or the Shanghai CEI, and the Shanghai Development and Reform Commission, or the Shanghai DRC, jointly issued the Guideline Opinion on Coordinated Construction of Internet Data Centers in Shanghai, pursuant to which the aggregate number of newly increased IDC racks within the period from 2019 to 2020 in Shanghai should be controlled to no more than 60,000, and the PUE of newly constructed internet data centers should be at or below 1.3 and reconstructed internet data centers be at or below 1.4. On April 11, 2019, the Shenzhen DRC published a Notice on the Relevant Matters of Energy Conservation Examination for Data Centers, pursuant to which key energy consumption entities (defined as those that consume the equivalent of more than 5,000 tons of standard coal in energy) should establish an online supervision system for energy consumption and access to Guangdong’s platform for supervising such key energy consumption entities. The Notice also specifies that the newly increased amount of annual comprehensive energy consumption of data centers should be strictly controlled and the practical replacement amount for newly increased amount of energy consumption will be supported based on the PUE of the data centers. On November 9, 2020, the General Office of the People's Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average utilization rate of data centers in Guangdong Province should reach 65% and the average designed PUE of data centers in Guangdong Province should be lower than 1.3 as of the year 2022.

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

The PRC government regulates the security and confidentiality of internet users’ information. The Administrative Measures on Internet Information Service promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, the Regulations on Technical Measures of Internet Security Protection promulgated by the MPS on December 13, 2005 and the Provisions on Protecting Personal Information of Telecommunication and Internet Users promulgated by the MIIT on July 16, 2013 set forth strict requirements to protect personal information of internet users and require internet information service providers to maintain adequate systems to protect the security of such information. Personal information collected must be used only in connection with the services provided by the internet information service provider. Moreover, the Rules for Regulating the Order in the Market for Internet Information Service which was promulgated by the MIIT on December 29, 2011 and came into effect on March 15, 2012 also protect internet users’ personal information by (i) prohibiting internet information service providers from unauthorized collection, disclosure or use of their users’ personal information and (ii) requiring internet information service providers to take measures to safeguard their users’ personal information.

The Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which was approved by the SCNPC on November 7, 2016 and came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and strengthening network information management by taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, effectively addressing network security, preventing illegal and criminal activities, and maintaining the integrity, confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of critical information infrastructure, including that such network operators with operations in the PRC shall store personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law.

Regulations Related to Leases

According to the PRC Civil Code, the lease agreement shall be in writing if its term is over six months, and the term of any lease agreement shall not exceed twenty years. During the lease term, any change of ownership to the leased property does not affect the validity of the lease contract. The tenant may sub-let the leased property if it is agreed by the landlord and the lease agreement between the landlord and the tenant is still valid and binding. When the landlord is to sell a leased housing under a lease agreement, it shall give the tenant a reasonable advance notice before the sale, and the tenant has the priority to buy such leased housing on equal conditions. The tenant must pay rent on time in accordance with the lease contract. In the event of default of rental payment without reasonable cause, the landlord may ask the tenant to pay within a reasonable period of time, failing which the landlord may terminate the lease. The landlord has the right to terminate the lease agreement if the tenant sub-lets the property without consent from the landlord, or causes loss to the leased properties resulting from its using the property not in compliance with the usage as stipulated in the lease agreement, or defaults in rental payment after the reasonable period as required by the landlord, or other circumstances occurs allowing the landlord terminate the lease agreement under relevant PRC laws and regulations, or otherwise, if the landlord wishes to terminate the lease before its expiry date, prior consent shall be obtained from the tenants.

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

The PRC Trademark Law, issued in 1982 and amended in 1993, 2001, 2013 and 2019 respectively, with its implementation rules issued in 2002 and amended in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

On March 12, 1984, the SCNPC promulgated the Patent Law, which was amended in 1992, 2000 and 2008, respectively. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on December 28, 2002 and January 9, 2010, respectively. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system is premised upon the “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention, and for ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner in order to use the patent.

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law, or the LCL, which became effective as of January 1, 2008 and was amended on December 28, 2012 (effective from July 1, 2013). The LCL requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

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

Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002 and March 24, 2019, respectively, an employer is required to make contributions to a housing fund for its employees. Where an enterprise fails to deposit the housing provident funds within the time limit or underpays the funds for its employees which is in violation of the aforesaid regulations, the competent administration authority shall order it to deposit the funds within a time limit, failing in which the competent administration authority may apply to the people’s court for enforcement.

Regulations Related to Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council on January 29, 1996 (effective from April 1, 1996) as amended on January 14, 1997 and August 1, 2008 (which became effective on August 5, 2008), respectively. Under this regulation, the State does not restrict the international payment and transfer for current account items, including the goods and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, capital transfer and investments in securities, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure and became partially invalid according to the Circular on Repealing and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange promulgate by the SAFE on December 30, 2019, or Circular on Repealing and Invalidating. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, or Circular 21, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. Circular 21 was partially invalid according to Circular on Repealing and Invalidating.

In July 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or Circular 36, on July 4, 2014 (which became effective on August 4, 2014). This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under Circular 142, and annulled Circular 142 and Circular 36. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. Circular 19 was partially invalid according to Circular on Repealing and Invalidating.

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

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or Circular 28, which in principle, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Negative List (2020) on foreign investment.

On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or Circular 8. According to Circular 8, eligible enterprises are allowed to make domestic payments by using their registered capitals, foreign debts and financings from overseas listing, with no need to provide evidentiary materials concerning authenticity of each of such funds for banks in advance, provided that their funds usage shall be authentic and in line with the currently effective administrative regulations on the use of funds under capital accounts. The concerned banks may conduct random examination in accordance with the relevant requirements, in which case the certain evidentiary materials concerning authenticity of such funds may be required to be provided.

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

On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or Circular 13 (effective from June 1, 2015), which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Circular 13 was partially invalid according to Circular on Repealing and Invalidating.

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

Dividend Distribution

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the PRC Company Law, the 2019 PRC Foreign Investment Law and Regulations on Implementing the 2019 PRC Foreign Investment Law. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Related to Taxation

Enterprise Income Tax

Prior to January 1, 2008, according to the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax promulgated by the State Council on December 13, 1993 and the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises promulgated by the National People’s Congress on April 9, 1991, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by PRC tax authorities were available to foreign-invested enterprises.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which was amended in February 2017 and December 2018, respectively, and in December 2007 the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, which was amended in April 2019, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

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

Prior to January 1, 2008, according to the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises promulgated by the National People’s Congress on April 9, 1991 dividends payable to foreign investors derived by foreign enterprises from business operations in China were exempted from PRC enterprise income tax. However, such exemption was revoked by the Enterprise Income Tax Law and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued by the STA on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, according to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued by the STA on February 3, 2018 and became effective on April 1, 2018, when determining an applicant’s status as a “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in other countries or regions, whether the business operated by the applicant constitutes actual business activities, and whether the country or region which is a counterparty to the tax treaty does not levy any tax, grants tax exemption on relevant income, or levies tax at an extremely low rate, will be taken into account. Such factors will be analyzed according to the actual circumstances of each specific case. This circular further provides that applicants who intend to prove his or her status as a “beneficial owner” shall submit relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Agreements issued by the STA on October 14, 2019.

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

In November 2011, the MOF and the STA promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the MOF and the STA further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

In April 2018, the MOF and the STA jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11%, respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at a deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

In March 2019, the MOF, the STA and General Administration of Customs jointly promulgated the Announcement on Policies for Deepening the VAT Reform, or Circular 39, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Circular 39 became effective on April 1, 2019 and shall supersede existing provisions which are inconsistent with Circular 39.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the STA, the SAIC, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

C.          Organizational Structure

Our Corporate Structure

In order to comply with PRC regulations, particularly those with respect to restrictions on foreign ownership in entities providing IDC services and foreign exchange control, our preferred approach to structuring our data center operations and investments in China is to have VIEs and their subsidiaries which hold VATS licenses and provide services to customers and data center companies established as wholly foreign owned enterprises under the PRC Law which hold the data center property interests and assets. As of December 31, 2020, our VIEs included Management HoldCo, GDS Shanghai, GDS Beijing, and 22 direct and indirect subsidiaries of GDS Beijing. The reasons we have various VIEs and their subsidiaries are due to the historical development of our corporate structure at the early stage of GDS with different VIEs to serve different regions before certain of our VIEs obtained cross-regional VATS licenses, our internal restructuring conducted to comply with regulatory requirements and our various acquisitions of companies licensed to provide IDC services. See “Item 4. Information on the Company—A. History and Development of the Company.” For historical reasons and as a result of our acquisitions, several direct and indirect subsidiaries of GDS Beijing also hold data center property interests and assets. GDS Beijing, GDS Shanghai, Management HoldCo and their shareholders, have a contractual relationship with GDS Investment Company, which is the investment holding company we use to manage and control our overall data center business in the PRC.

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

The following diagrams illustrate our corporate structure as of December 31, 2020. They omit certain entities that are immaterial to our results of operations, business and financial condition. Equity interests depicted in these diagrams are held as to 100%, except where noted. The relationships between each of GDS Shanghai, GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)	Includes 58 direct and indirect subsidiaries incorporated in Hong Kong and 4 direct and indirect subsidiaries incorporated in the British Virgin Islands, Macau and Singapore, respectively. See the chart below for details on the data center holding companies.
(2)	Comprises 55 direct and indirect subsidiaries incorporated in China. See the chart below for details on the data center holding companies and their subsidiaries in China.
(3)	GDS Investment Company also holds equity interests of 39 subsidiaries in China. See the below chart for details on the subsidiaries of GDS Investment Company.
(4)	Each of the five management shareholders, namely Yilin Chen, Yan Liang, Liang Chen, Andy Wenfeng Li and Qi Wang, holds a 20% equity interests in Management HoldCo.
(5)	GDS Beijing holds a 1% equity interests in Zhangbei Yuntong Data Technology Co, Ltd., or Zhangbei Yuntong, and GDS Suzhou holds a 99% equity interests in Zhangbei Yuntong.
(6)	Weiteng Services, Weiteng Network, EDC Shanghai Waigaoqiao, Shanghai Cai Tuo and Zhangbei Yuntong operate the GZ1, GZ2, SH1, SH11 and ZB1/2/3 data centers, respectively.
(7)	In addition to the entities shown in the above diagram, GDS Shanghai holds a 20% equity interest in Wan Bo Zhi Yun Information Technology (Shanghai) Co., Ltd., or Wanbo, GDS Shanghai jointly invested in Wanbo alongside with Shanghai Minghe Entrepreneurship and Investment Partnership (Limited Partnership), or Minghe. Minghe holds a 80% equity interest in Wanbo.

Except for the data centers listed in footnote 6 to the diagram above (i.e., GZ1, GZ2, SH1, SH11 and ZB1/2/3, which are operated by the direct and indirect subsidiaries of GDS Beijing as indicated in footnote 6), our data centers are operated by the data center companies indicated in the diagram above, which in turn are held by data center holding companies indicated in the diagram above. The following diagrams illustrate the structure and details of the data center holding companies and the data center companies established as wholly foreign owned enterprises that they hold respectively. Due to page size limitations, we have split the complete diagram into the following two parts:

(1)	GDS Investment Company holds a 98.4% equity interest in Beijing Shou Rong Yun, and LINKDC PTE. LTD. holds a 1.6% equity interest in Beijing Shou Rong Yun.
(2)	GDS Investment Company holds a 58% equity interest in Beijing Linze Data Science & Technology Co., Ltd., or Beijing Linze and CPE Fund holds a 42% equity interest in Beijing Linze. Beijing Linze holds an 81.72% equity interest in Tenglong IoT, and Chongqing Yunsuhui Science & Technology Co., Ltd., holds a 18.28% equity interest in Tenglong IoT. Tenglong IoT holds an 87.83% equity interest in Beijing Yeke Nano Science and Technology Co., Ltd., or Beijing Yeke Nano, Yeke Metal Co., Ltd holds an 8.52% equity interest in Beijing Yeke Nano, and Beijing Yeke Magnetic Material Co., Ltd holds a 3.65% equity interest in Beijing Yeke Nano.
(3)	EDS II (HK) Limited holds 25% shares of OnePro Cloud Inc., or OnePro. EDS II (HK) Limited jointly invested in OnePro alongside with SBCVC Fund VI, L.P. and other third-party shareholders in July 2020.

The following table sets forth the full legal names of the data center holding companies and corresponding data center companies, and corresponding data centers as of December 31, 2020:

Data center holding company	Data center company	Data center
EDS (HK) Limited	Shenzhen Yungang EDC Technology Co., Ltd.	Shenzhen data centers SZ1, SZ2 and SZ3
EDKS (HK) Limited	Shenzhen Pingshan New Area Global Data Science & Technology Development Co., Ltd.	Shenzhen data center SZ4
RDTJ Limited	Guangzhou Shi Wan Guo Yun Lan Data Technology Co., Ltd.	Shenzhen data center SZ5
EDB II (HK) Limited	Beijing Hengpu’an Data Technology Development Co., Ltd.	Beijing data centers BJ1 and BJ2
	Beijing Hengchang Data Technology Co., Ltd.	Beijing data center BJ3
EBG (HK) Limited	Beijing Wan Qing Teng Science & Technology Co., Ltd.	Beijing data center BJ5
EDJ I (HK) Limited	Beijing Ruiwei Cloud Computing Science & Technology Co., Ltd.	Beijing data center BJ9
EDC China Holdings Limited	EDC (Chengdu) Industry Co., Ltd.	Chengdu data center CD1 and CD2
	EDC Technology (Kunshan) Co., Ltd.	Kunshan data center KS1
FEP (HK) Limited	Guojin Technology (Kunshan) Co., Ltd.	Kunshan data center KS2 and KS3
EDE I (HK) Limited	Shanghai Yungang EDC Technology Co., Ltd.	Shanghai data center SH2 and SH3
EDH (HK) Limited	Shanghai Shuchang Data Science & Technology Co., Ltd.	Shanghai data center SH4
EDE II (HK) Limited	Shanghai Wanshu Data Technology Co., Ltd.	Shanghai data center SH5
EDCD (HK) Limited	Shanghai Puchang Data Science & Technology Co., Ltd.	Shanghai data centers SH6 and SH7
EBSD (HK) Limited	Shanghai Shuyao Digital Technology Development Co., Ltd.	Shanghai data center SH8
EDP (HK) Limited	Shanghai Shuge Data Technology Co., Ltd.	Shanghai data center SH9 and SH10
EDSN (HK) Limited	Shanghai Lingying Data Technology Co., Ltd.	Shanghai data center SH12
Mapletreelog Integrated (Shanghai) (HKSAR) Limited	Fenghe Warehouse (Shanghai) Co., Ltd.	Shanghai data center SH14
EDL V (HK) Limited	Shanghai Jingshuo Data Science & Technology Co., Ltd.	Shanghai data center SH16 and SH17
FEH (HK) Limited	Shanghai Jingyao Network Technology Co., Ltd.	Shanghai data center SH16 and SH17
EDF I (HK) Limited	Changshu Wanguo Yunfeng Data Science & Technology Co., Ltd.	Changshu data center CS1
EDQ III (HK) Limited	Langfang Shucheng Data Science & Technology Co., Ltd.	Langfang data center LF3, LF4 and LF5
EDQ II (HK) Limited	Langfang Yunchen Data Science & Technology Co., Ltd.	Langfang data center LF10
PSDC Limited	Shenzhen Qian Hai Wan Chang Technology Services Co., Ltd.	Guangzhou data center GZ3
EDS I (HK) Limited	Huailai Yutang Data Science & Technology Co., Ltd.	Huailai data center HL1
EDF II (HK) Limited	Zhangjiakou Yunhong Data & Technology Co., Ltd.	Zhangbei data center ZB4
GDS Investment Company	Shanghai Shulan Data Science and Technology Co., Ltd.	Shanghai data center SH13
	Shanghai Fengtu Data Science & Technology Co. Ltd.	Shanghai data center SH14
	Shanghai Fengqing Data Science & Technology Co., Ltd.	Shanghai data center SH15
	Shanghai Xinxin Information & Technology Co., Ltd.	Shanghai data center SH19
	Kunshan Wantuo Electronic & Technology Co.,Ltd.	Kunshan data center KS4
	Shou Xin Yun (Beijing) Science & Technology Co., Ltd.	Beijing data center BJ4
	Shou Rong Yun (Beijing) Science & Technology Co., Ltd.	Beijing data center BJ6
	Beijing Wan Teng Yun Science & Technology Co., Ltd	Beijing data center BJ7
	Beijing Hua Wei Yun Science & Technology Co., Ltd	Beijing data center BJ8
	Lanting (Beijing) Information Science and Technology Co., Ltd.	Beijing data center BJ10, BJ11 and BJ12
	Lanting Xuntong (Beijing) Science and Technology Co., Ltd	Beijing data center BJ12
	Guangzhou Wanzhuo Data &Technology Co., Ltd.	Guangzhou data center GZ4
	Guangzhou Yinwu Data Science & Technology Co., Ltd.	Guangzhou data center GZ6
	Langfang Wanguo Yunxin Data Science & Technology Co., Ltd.	Langfang data centers LF1 and LF2
	Langfang Tianhong Data Science & Technology Co., Ltd.	Langfang data center LF6
	Langfang Yingshan Data Science & Technology Co., Ltd.	Langfang data center LF7
	Langfang Yunhan Data Science & Technology Co., Ltd.	Langfang data center LF8
	Langfang Cloud Base Science & Technology Co., Ltd.	Langfang data center LF9
	Shenzhen Miao Chuang Yun Science & Technology Co., Ltd.	Shenzhen data center SZ5
	Shenzhen Zhanfeng Shiye Development Co., Ltd.	Shenzhen data center SZ6
	Huizhou Jiacheng Information, Communications & Technology Co., Ltd.	Huizhou data center HZ1
EDP I (HK) Limited		Hong Kong data center HK1
(1)	The table above excludes (a) the data centers whose assets are owned by the direct and indirect subsidiaries of GDS Beijing respectively as indicated in footnote 6 on Page 125, (b) the data center holding companies and data center companies established for future development projects of data centers and (c) the data center companies for B-O-T joint venture data centers.

Contractual Arrangements with Our Affiliated Consolidated Entities

Contractual Arrangements among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai

Due to PRC legal restrictions on foreign ownership and investment in VATS, and IDC services in particular, we currently conduct these activities mainly through GDS Shanghai, GDS Beijing and its subsidiaries. Each of GDS Beijing and GDS Shanghai holds an IDC license which is required to operate our business. We effectively control GDS Beijing, GDS Shanghai and their shareholder, Management HoldCo, through a series of contractual arrangements among these consolidated VIEs, Management HoldCo’s shareholders and GDS Investment Company. These contractual arrangements allow us to:

●	exercise effective control over these consolidated VIEs;
●	receive substantially all of the economic benefits of these consolidated VIEs; and
●	have an exclusive option to purchase all or part of the equity interests in Management HoldCo, GDS Beijing and GDS Shanghai when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Management HoldCo, GDS Shanghai, GDS Beijing and its subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among GDS Investment Company, Management HoldCo, GDS Beijing, GDS Shanghai, and the shareholders of Management HoldCo, as applicable.

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

Subsidiaries of GDS Holdings Limited

An exhibit containing a list of our subsidiaries has been filed with this annual report.

D.          Property, Plants and Equipment

Please refer to “B. Business Overview—Our Data Centers” for a discussion of our property, plants and equipment.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless otherwise stated, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with U.S. GAAP. You should read the following discussion and analysis of our financial position and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including an innovative and unique managed cloud value proposition. We have a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. As of December 31, 2020, we had an aggregate net floor area of 318,272 sqm in service, 94.3% of which was committed by customers, and an aggregate net floor area of 137,070 sqm under construction, 73.9% of which was pre-committed by customers, in each case excluding B-O-T joint venture data centers.

Our results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service (excluding B-O-T joint venture data centers) of 94.9%, 91.9% and 94.3% as of December 31, 2018, 2019 and 2020, respectively. We had utilization rates for our area in service (excluding B-O-T joint venture data centers) of 67.6%, 69.0% and 71.1% as of December 31, 2018, 2019 and 2020, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all of the revenue-generating services for which they have committed.

We have experienced significant growth in recent years. Our net revenue grew from RMB2,792.1 million in 2018 to RMB4,122.4 million in 2019, representing an increase of 47.6%, and increased to RMB5,739.0 million (US$879.5 million) in 2020, representing an increase of 39.2%. Our net revenues from colocation services were RMB2,104.3 million, RMB3,261.7 million and RMB4,710.9 million (US$722.0 million) in 2018, 2019 and 2020, representing 75.4%, 79.1% and 82.1% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB655.2 million, RMB832.8 million and RMB1,006.0 million (US$154.2 million) in 2018, 2019 and 2020, representing 23.4%, 20.2% and 17.5% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB32.6 million, RMB27.9 million and RMB22.1 million (US$3.4 million) in 2018, 2019 and 2020, representing 1.2%, 0.7% and 0.4% of total net revenue over the same periods, respectively. Our net loss increased from RMB430.3 million in 2018 to RMB442.1 million in 2019, and increased to RMB669.2 million (US$102.6 million) in 2020. Our adjusted EBITDA increased from RMB1,046.5 million 2018 to RMB1,824.0 million in 2019, and increased to RMB2,680.6 million (US$410.8 million) in 2020. As of December 31, 2019 and 2020, our accumulated deficit was RMB2,057.2 million and RMB2,723.6 million (US$417.4 million), respectively.

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

Ability to Secure Commitments from Our Customers

We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into legally-binding pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. We had pre-commitment rates of 48.4%, 63.6% and 73.9% as of December 31, 2018, 2019 and 2020, respectively. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high levels of long-term commitment rates. We had commitment rates for our area in service of 94.9%, 91.9% and 94.3% as of December 31, 2018, 2019 and 2020, respectively. Our total area committed, as a leading indicator to our results of operations, increased from 183,743 sqm as of December 31, 2018 to 264,878 sqm as of December 31, 2019, and further to 401,554 sqm as of December 31, 2020.

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

Utilization of Existing Capacity

Our ability to maximize profitability depends on attaining high utilization of data center facilities. A substantial majority of our cost of revenue and operating expenses are fixed in nature. Such costs increase with each new data center and entail additional power commitment costs, depreciation from new property plant and equipment, rental costs on leased facilities and land use rights, personnel costs, and start-up costs. By adopting a modular development approach, we aim to optimize resource utilization and maximize capital efficiency to improve profitability.

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

Ability to Manage Our Development Costs

Our ability to maximize our returns depends on our ability to develop data centers on an economically feasible basis. We regularly monitor and review our equipment and construction costs related to our data center development capital expenditures to ensure we can optimize our cash outlay for capital expenditure. Our ability to manage an efficient supply chain will improve our cost of development and construction time. As part of our initiatives to improve the cost efficiency of our capital expenditure, we also participate in bulk purchasing programs for certain equipment with our strategic shareholders and major customers to leverage larger volume purchases to obtain a cost advantage.

Data Center Development and Financing Costs

Our returns depend on our ability to develop data centers at commercially acceptable terms. We have historically funded data center development through additional equity or debt financing. We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit. Such additional financing may not be available, may not be on commercially acceptable terms or may result in an increase to our financing costs. In addition, we may encounter development delays, excess development costs, or challenges in attracting or retaining customers to use our data center services. We also may not be able to secure suitable land or buildings for new data centers or at a cost or terms acceptable to us.

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

Key Performance Indicators

Our results of operations are largely determined by the amount of data center area in service, the degree to which data center capacity is committed or pre-committed as well as its utilization. Accordingly, we use the following key performance indicators as measures to evaluate our performance:

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

The following table sets forth our key performance indicators for our data center portfolio (excluding B-O-T joint venture data centers) as of December 31, 2018, 2019 and 2020.

	As of December 31,
(Sqm, %)	2018	2019		2020
Area in service	160,356	225,963	(2)	318,272	(2)
Area under construction	65,201	89,834	(2)	137,070	(2)
Area committed	152,163	207,716	(1) (2)	300,213	(1) (2)
Area pre-committed	31,580	57,162	(1) (2)	101,341	(1) (2)
Total area committed	183,743	264,878	(1) (2)	401,554	(1) (2)
Commitment rate	94.9%	91.9%		94.3%
Pre-commitment rate	48.4%	63.6%		73.9%
Area utilized	108,326	156,022		226,212
Utilization rate	67.6%	69.0%		71.1%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent with, or have received other confirmations from, certain customers.
(2)	Excludes 15,581 sqm net floor area relating to B-O-T joint venture data centers in service, 100% of which were committed and 19,441 sqm net floor area relating to B-O-T joint venture data centers under construction, 100% of which were pre-committed as of December 31, 2020.

Components of Results of Operations

The following table sets forth our net revenue, cost of revenue and gross profit, both in an absolute amount and as a percentage of net revenue, for the years indicated.

	Year Ended December 31,
	2018		2019		2020
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Net revenue
Service revenue	2,759,490	98.8	4,094,571	99.3	5,716,868	876,148	99.6
IT equipment sales	32,587	1.2	27,834	0.7	22,104	3,388	0.4
Total	2,792,077	100.0	4,122,405	100.0	5,738,972	879,536	100.0
Cost of revenue	(2,169,636)	(77.7)	(3,079,679)	(74.7)	(4,188,521)	(641,919)	(73.0)
Gross profit	622,441	22.3	1,042,726	25.3	1,550,451	237,617	27.0

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

Our customer agreements have either a variable consideration or a fixed consideration.

Sales agreements with cloud service provider and large internet customers are typically deemed to have a variable consideration for revenue recognition purposes because the total amount payable over the life of the sales agreement is not a fixed amount. Such amount varies based on the actual amount of services they use during the move-in period and their actual power consumption, which is metered and billed separately. During the move-in period, customers have the right to use all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in such sales agreements. Such minimum billable amount typically steps up over time. In practice, most customers’ actual usage and billing is higher than the minimum. From the end of the move-in period until the end of the sales agreement, customers are charged a fixed amount for the right to use all of the capacity for which they have committed, plus a usage-based charge for the actual amount of power which they consume. Revenue under such variable consideration agreements is recognized as services are rendered during the contract term, which means that revenue is recognized based on the amount of services and power which are billable. We do not charge customers or recognize any revenue for services which are pre-committed or for services which are committed but not yet billable under the terms of sales agreements as described above.

Sales agreements with our financial institution and large enterprise customers are typically deemed to have a fixed consideration for revenue recognition purposes because the total amount payable over the life of the sales agreement is a fixed amount. Sales agreements with fixed consideration include a stated amount of space, power, and other services which customers have a right to use. No separate charge is made for power consumed, unless consumption exceeds a specified maximum amount. Revenue under such fixed consideration agreements is recognized on a straight-line basis over the contract term.

We are subject to value-added tax, or VAT, at a rate of 6% on the IDC services we provide and 13% on IT equipment sales and power charges under the unbundled agreements, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide. Revenue is recognized net of applicable VAT and related surcharges.

We consider our customers to be the end users of our services. We may enter into contracts directly with our customers or provide services to our customers through agreements with intermediate contracting parties. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had two customers that generated 27.0% and 17.4% of our total net revenue, respectively, in 2018. We had three customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019. We had two customers that generated 26.3% and 20.5% of our total net revenue, respectively, in 2020. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2020, we had two customers who accounted for 35.8% and 22.3%, respectively, of our total area committed (excluding B-O-T joint venture data centers).

Cost of Revenue

Our cost of revenue consists primarily of utility costs, depreciation of property and equipment, rental costs related to our leased data centers, labor costs and others. Utility costs refer primarily to the cost of power needed to carry out our data center services. Depreciation of property and equipment primarily relates to depreciation of data center property and equipment, such as assets owned or acquired under finance leases, leasehold improvements to data centers and other long-lived assets. Rental costs relate to the data center capacity we lease under operating lease and use in providing services to our customers. Labor costs refer to compensation and benefit expenses for our engineering and operations personnel. These costs are largely fixed costs. For utility costs, there is a portion that is fixed and a portion that is variable. The fixed portion relates to the amount of power capacity which is activated and committed by the power supplier for use by a given data center. The variable portion of the utility cost relates to the amount of power actually consumed, which is metered and is largely a function of the data center utilization rate. When a new data center comes into service, we mainly incur a level of fixed utility costs that are not directly correlated with net revenue.

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

	Year Ended December 31,
	2018		2019		2020
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Selling and marketing expenses	110,570	4.0	129,901	3.2	134,937	20,680	2.4
General and administrative expenses	329,601	11.8	411,418	10.0	702,524	107,667	12.2
Research and development expenses	13,915	0.5	21,627	0.5	40,049	6,138	0.7
Total operating expenses	454,086	16.3	562,946	13.7	877,510	134,485	15.3

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

Research and Development Expenses

Research and development expenses consist primarily of compensation and benefit expenses for our research and development personnel. As we continue to invest in our proprietary data center operating systems and innovative technologies to further scale our operations, we expect our research and development expenses to increase as we continue to increase our staff and expand our research and development center.

Share-Based Compensation

The table below shows the effect of the share-based compensation expenses on our cost of revenue and operating expense line items, both in an absolute amount and as a percentage of net revenues, for the years indicated.

	Year Ended December 31,
	2018		2019		2020
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Cost of revenue	18,008	0.6	46,007	1.1	89,943	13,784	1.6
Selling and marketing expenses	25,213	0.9	39,436	0.9	54,204	8,307	0.9
General and administrative expenses	61,707	2.2	101,949	2.5	184,943	28,345	3.2
Research and development expenses	949	0.1	2,364	0.1	4,596	704	0.1
Total share-based compensation expenses	105,877	3.8	189,756	4.6	333,686	51,140	5.8

We incurred higher share-based compensation expenses in 2020 as compared to 2019 due to grants of 14,314,160 restricted shares and 11,520,312 restricted shares in August 2019 and August 2020, respectively, to employees, officers and directors. We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plans and incur further share-based compensation expenses in future periods.

See “—Critical Accounting Policies—Share-based Compensation” in this section for a description of how we account for the compensation cost from share-based payment transactions.

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

PRC

Generally, our subsidiaries and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. Those entities that are recognized as "High and New Technology Enterprise" are entitled to enterprise income tax rate of 15% as long as the relevant requirements are satisfied. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. On October 14, 2019, STA Announcement [2019] No. 35, Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of Treaty Benefits, was issued to simplify the procedures for claiming China tax treaty benefits by non-resident taxpayers.

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

Effective from June 2014, all value-added telecommunication services provided in mainland China were subject to a VAT of 6% whereas basic telecommunication services were subject to a VAT of 11%. Effective from May 2018, the VAT rate on basic telecommunication services was replaced by a new rate of 10%. On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, or the Announcement No. 39, which became effective on April 1, 2019. Pursuant to the Announcement No. 39, the generally applicable VAT rates were simplified to 13%, 9%, 6%, and nil, among which the VAT rate on basic telecommunication services was further replaced by the rate of 9% and the VAT rate on value-added telecommunication services remained at 6%. In addition, a general VAT taxpayer is allowed to offset its qualified input VAT paid on taxable purchases against the output VAT chargeable on the telecommunication services and modern services that it provides.

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

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Consolidation of VIEs

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. Our operations are primarily conducted through our VIEs, namely Management HoldCo, GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai, to comply with relevant PRC laws and regulations, which prohibit foreign investment in companies that are engaged in data center-related businesses in those regions. Individuals acting as nominee equity holders hold the legal equity interests of Management HoldCo on our behalf. The equity holders of Management HoldCo are Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, operation and delivery), Liang Chen (senior vice president, data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network Business). Management HoldCo holds the legal equity interests of GDS Beijing and GDS Shanghai on our behalf.

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

Revenue Recognition

We adopted ASC 606, Revenue from Contracts with Customers on January 1, 2018. We applied ASC 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at January 1, 2018. We elect to apply this guidance retrospectively only to contracts that are not completed contracts as of January 1, 2018.

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

Our colocation service and managed service contracts with customers contain both lease and nonlease components. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. We elected to apply the practical expedient on the contracts that meet the conditions. In addition, we have performed a qualitative analysis to determine that the non-lease component is the predominant component of our revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the conditions required to adopt the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2019 and 2020. We have elected to apply the practical expedient on a prospective basis.

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

Leases

We adopted ASC 842, Leases using a modified retrospective transition method on all leases existing at January 1, 2019, the date of initial application.

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

We have the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

We conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, we considered the impact of key factors such as changes in the general economic conditions, changes in industry and competitive environment, share price, actual revenue performance compared to previous years, and cash flow generation. Our market capitalization quoted on Nasdaq significantly outsized the carrying amount (net assets) of our company as of December 31, 2019 and 2020. In addition, we also analyzed and concluded that there was no negative impact of other key qualitative factors, such as downturn of the economic conditions or changes in industry and competitive environment, changes in our revenue, cash flow generation or other similar factors during the years ended December 31, 2018, 2019 and 2020. As a result, we concluded that there were no impairment indicators that would warrant a quantitative impairment assessment. Therefore, no impairment charge was recognized for the years ended December 31, 2018, 2019 and 2020.

Impairment of Long-Lived Assets

Long-lived assets (primary including property and equipment, operating lease right-of-use assets and prepaid land use rights) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For purposes of impairment testing of long-lived assets, we have concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there were circumstances that require a long-lived asset or asset group for certain data centers be tested for possible impairment, we compared undiscounted cash flows generated by that asset or asset group to its carrying amount. As a result of the test, the carrying amount of the long-lived assets or asset group is recoverable on an undiscounted cash flow basis. Accordingly, no impairment losses were recorded for long-lived assets for the years ended December 31, 2018, 2019 and 2020.

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

Restricted shares to directors, officers and employees

In August 2018, August 2019 and August 2020, we granted 12,941,952, 14,314,160 and 11,520,312 non-vested restricted shares, respectively, to employees, officers and directors. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as a compensation expense using the graded-vesting method. The value of restricted shares subject to performance conditions attached is recognized as a compensation expense using the graded-vesting method only when achievement of the performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

A summary of the restricted share activity is as follows:

Number of
Shares
Unvested at January 1, 2018	24,525,620
Granted	13,202,512
Vested	(7,326,620)
Forfeited	(891,008)
Unvested at December 31, 2018	29,510,504
Granted	14,551,472
Vested	(9,122,432)
Forfeited	(1,582,248)
Unvested at December 31, 2019	33,357,296
Granted	11,710,848
Vested	(12,684,640)
Forfeited	(1,364,736)
Unvested at December 31, 2020	31,018,768

We recognized restricted share related share-based compensation expenses of RMB89.8 million, RMB189.4 million and RMB333.7 million (US$51.1 million) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, total unrecognized compensation expense relating to the unvested shares was RMB574.6 million (US$88.1 million). The expense is expected to be recognized over a weighted average period of 1.73 years using the graded-vesting attribution method. We did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2018, 2019 and 2020.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	August 2018		August 2019		August 2020
Risk-free rate of return	2.047% ~ 2.418%		1.67% ~ 1.88%		0.14% ~ 0.19%
Volatility	71.85%		63.22%		59.23%
Expected dividend yield	—		—		—
Share price at grant date	US$3.125		US$5.02375		US$10.1475
	(RMB21.3)		(RMB34.6)		(RMB70.5)
Expected term	1~3	years	1~3	years	1~3	years
(1)	Volatility

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

If we were to be non-resident for PRC tax purposes, dividends paid to us from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The Enterprise Income Tax Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. We have not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2019 and 2020, as we plan to permanently reinvest these earnings in the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China— Dividends payable to our foreign investors and gains on the sale of our ADSs and/or ordinary shares by our foreign investors may become subject to PRC tax” and “—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

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

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), which reduces the number of accounting models for convertible debt instruments and convertible preferred stock and clarifies the scope and certain requirements under Subtopic 815-40. The ASU also improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity’s own equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact on the adoption of this standard will have on our consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs, which clarifies that an entity should reevaluate for each reporting period whether a callable debt security is within the scope of certain guidance in ASC 310-20 that was issued in ASU 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

A.          Results of Operations

Selected Consolidated Financial Information

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2018, 2019 and 2020. This information should be read together with our audited consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	2,792,077	100.0	4,122,405	100.0	5,738,972	879,536	100.0
Cost of revenue	(2,169,636)	(77.7)	(3,079,679)	(74.7)	(4,188,521)	(641,919)	(73.0)
Gross profit	622,441	22.3	1,042,726	25.3	1,550,451	237,617	27.0
Operating expenses
Selling and marketing expenses	(110,570)	(4.0)	(129,901)	(3.2)	(134,937)	(20,680)	(2.4)
General and administrative expenses	(329,601)	(11.8)	(411,418)	(10.0)	(702,524)	(107,667)	(12.2)
Research and development expenses	(13,915)	(0.5)	(21,627)	(0.5)	(40,049)	(6,138)	(0.7)
Income from operations	168,355	6.0	479,780	11.6	672,941	103,132	11.7
Other income (expenses)
Net interest expense	(636,973)	(22.8)	(915,676)	(22.2)	(1,287,495)	(197,317)	(22.4)
Foreign currency exchange (loss) gain, net	20,306	0.8	(6,000)	(0.1)	(21,038)	(3,224)	(0.4)
Government grants	3,217	0.1	9,898	0.3	27,050	4,146	0.5
Gain from purchase price adjustment	—	—	—	—	55,154	8,453	0.9
Others, net	5,436	0.2	5,565	0.1	4,952	759	0.1
Loss before income taxes	(439,659)	(15.7)	(426,433)	(10.3)	(548,436)	(84,051)	(9.6)
Income tax benefits (expenses)	9,391	0.3	(15,650)	(0.4)	(120,778)	(18,510)	(2.1)
Net loss	(430,268)	(15.4)	(442,083)	(10.7)	(669,214)	(102,561)	(11.7)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenue

Our net revenue increased by 39.2% to RMB5,739.0 million (US$879.5 million) in 2020 from RMB4,122.4 million in 2019. This increase was due to increases in service revenue of RMB1,622.3 million, partially offset by the decrease in IT equipment sales of RMB5.7 million. The increase in service revenue consisted of an increase in revenue from colocation services of RMB1,449.2 million and an increase in revenue from managed services and other services of RMB173.1 million. These increases in service revenue were mainly due to (i) an increase in area utilized from 156,022 sqm as of December 31, 2019 to 226,212 sqm as of December 31, 2020, as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers since December 31, 2019 and (iv) the acquisition of a data center in Guangzhou in 2019 and three data centers in Beijing in 2020, respectively.

Cost of Revenue

Our cost of revenue increased by 36.0% to RMB4,188.5 million (US$641.9 million) in 2020 from RMB3,079.7 million in 2019. This increase was primarily due to an increase of 46.6% in utility costs to RMB1,352.9 million (US$207.3 million) in 2020 from RMB922.8 million in 2019, and an increase of 33.0% in depreciation and amortization costs to RMB1,425.9 million (US$218.5 million) in 2020 from RMB1,071.7 million in 2019. Increases in both utility costs and depreciation and amortization costs were largely a result of an increase in new data center facilities. In addition, the increase in cost of revenue was also due to (i) an increase of RMB159.1 million in rental expense for operating lease, including prepaid land use rights, and service fees for third-party data centers, (ii) an increase of RMB90.3 million for network cost, (iii) an increase of RMB43.9 million for share-based compensation expenses and (iv) an increase of RMB31.2 million for personnel, maintenance and other costs. Cost of revenue as percentage of net revenue decreased to 73.0% in 2020 from 74.7% in 2019.

Operating Expenses

Our total operating expenses increased by 55.9% to RMB877.5 million (US$134.5 million) in 2020 as compared to RMB562.9 million in 2019. The increase was primarily due to an increase in share-based compensation expenses of RMB100.0 million, depreciation and amortization expenses of RMB142.3 million, operating lease cost relating to land of RMB40.8 million, personnel cost of RMB7.8 million and marketing expenses of RMB6.0 million. Our total operating expenses as a percentage of our net revenue increased to 15.3% in 2020 from 13.7% in 2019.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 3.9% to RMB134.9 million (US$20.7 million) in 2020 from RMB129.9 million in 2019. This increase was primarily attributable to the increase in marketing expenses of RMB6.0 million due to one-off marketing expenses incurred around the time of our secondary listing on the Hong Kong Stock Exchange and public offering.

General and Administrative Expenses. Our general and administrative expenses increased by 70.8% to RMB702.5 million (US$107.7 million) in 2020 from RMB411.4 million in 2019. This increase was primarily a result of (i) an increase in depreciation and amortization expenses of RMB139.9 million, (ii) an increase in share-based compensation expenses of RMB83.0 million, (iii) an increase in operating lease cost relating to land of RMB40.8 million and (iv) an increase in personnel costs of RMB17.2 million due to the expansion of our business.

Research and Development Expenses. Our research and development expenses increased by 85.2% to RMB40.0 million (US$6.1 million) in 2020 from RMB21.6 million in 2019, which was primarily due to an increase in research and development projects to enhance our existing operations.

Other Income (Expenses)

Interest Income. Our interest income decreased by 45.3% to RMB29.0 million (US$4.4 million) in 2020 from RMB53.0 million in 2019. The decrease was primarily a result of more cash used in investing and operating activities.

Interest Expenses. Our interest expenses increased by 35.9% to RMB1,316.5 million (US$201.8 million) in 2020 from RMB968.7 million in 2019. This increase was primarily a result of an increase of borrowings, finance lease and other financing obligations.

Government Grants. Income from government grants increased by 173.3% to RMB27.1 million (US$4.2 million) in 2020 from RMB9.9 million in 2019, primarily due to the additional deduction of input value-added tax.

Foreign Currency Exchange Gain (Loss), net. Changes in currency rates resulted in a loss of RMB21.0 million (US$3.2 million) in 2020 as compared to a loss of RMB6.0 million in 2019, primarily due to the depreciation of the U.S. dollar relative to Renminbi.

Gain from Purchase Price Adjustment. Gain from purchase price adjustment of RMB55.2 million (US$8.5 million) in 2020 arose because of a reduction in cash consideration pursuant to a supplemental agreement entered into with the seller related to acquisition of GZ3.

Income Tax Benefits (Expenses)

Income tax expenses were RMB120.8 million (US$18.5 million) in 2020, compared to RMB15.7 million in 2019. The income tax expenses in 2020 were primarily due to the profit generated in certain of our subsidiaries as a result of increase in utilization in the related data centers.

Net Loss

As a result of the foregoing, net loss increased to RMB669.2 million (US$102.6 million) in 2020 from RMB442.1 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For a discussion of our results of operations for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” in our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 17, 2020.

B.           Liquidity and Capital Resources

Our primary sources of liquidity have been cash flow from short-term and long-term borrowings, issuance of debt and equity securities, including in our initial public offering, follow-on public offerings, private placement (including convertible preferred shares) and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had finance lease and other financing obligations. As of December 31, 2020, we had cash of RMB16,259.5 million (US$2,491.9 million). In addition, as of December 31, 2020, total short-term debt was RMB2,407.8 million (US$369.0 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,153.4 million (US$330.0 million) and the current portion of finance lease and other financing obligations of RMB254.4 million (US$39.0 million). As of the same date, total long-term debt was RMB20,593.1 million (US$3,156.0 million), comprised of long-term borrowings (excluding current portion) of RMB10,566.7 million (US$1,619.4 million), the non-current portion of finance lease and other financing obligations of RMB8,097.9 million (US$1,241.1 million) and convertible bonds payable of RMB1,928.5 million (US$295.5 million).

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any of our cash and financing requirements. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to make payments of current accounts, such as dividends, to their offshore holding companies, in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities will be required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. There is no requirement imposed on investors to complete registration or obtain approval from appropriate government authorities before they can receive dividend payments from our company in the Cayman Islands. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Restrictions on currency exchange may limit our ability to utilize our net revenue effectively.” These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us.

As of December 31, 2020, our cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong, United States and Singapore. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “—Statutory Reserves.”

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

As a result of these laws, rules and regulations relating to statutory reserves, foreign exchange conversion and withholding taxes described above, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their offshore holding companies as dividends, loans or advances. As of December 31, 2020, we had restricted net assets of RMB13,109.9 million (US$2,009.2 million), which mainly consisted of paid-in registered capital.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in) provided by operating activities	(12,910)	293,436	320,887	49,178
Net cash used in investing activities	(4,733,050)	(5,131,231)	(9,378,007)	(1,437,242)
Net cash provided by financing activities	4,876,806	8,361,939	20,143,661	3,087,152
Effect of exchange rate changes on cash and restricted cash	206,302	164,370	(566,874)	(86,878)
Net increase in cash and restricted cash	337,148	3,688,514	10,519,667	1,612,210
Cash and restricted cash at beginning of year	1,947,600	2,284,748	5,973,262	915,442
Cash and restricted cash at end of year	2,284,748	5,973,262	16,492,929	2,527,652

Operating Activities

Cash provided by operating activities was RMB320.9 million (US$49.2 million) in 2020, primarily due to a net loss of RMB669.2 million (US$102.6 million), adjusted primary for (i) depreciation and amortization of RMB1,638.5 million (US$251.1 million), primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB333.7 million (US$51.1 million), (iii) amortization of debt issuance cost and commitment cost and debt discount of RMB160.7 million (US$24.6 million), (iv) deferred tax benefits of RMB89.7 million (US$13.8 million), (v) gain from purchase price adjustment of RMB55.2 million (US$8.5 million), (vi) operating lease cost relating to prepaid land use rights of RMB20.4 million (US$3.1 million) and (vii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB465.2 million (US$71.3 million) due to increased revenue, (ii) an increase in VAT recoverable of RMB463.6 million (US$71.1 million) mainly as a result of the capital expenditures, (iii) a decrease of accrued expenses and other payables of RMB139.9 million (US$21.4 million) and (iv) the increase in prepaid expenses of RMB53.9 million (US$8.3 million) for prepaid operating expenses, partially offset by (v) an increase in accounts payable of RMB119.2 million (US$18.3 million).

Cash provided by operating activities was RMB293.4 million in 2019, primarily due to a net loss of RMB442.1 million, adjusted for (i) depreciation and amortization of RMB1,142.0 million, primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB189.8 million, (iii) amortization of debt issuance cost and debt discount of RMB99.4 million, (iv) deferred tax benefits of RMB50.2 million and (v) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB342.2 million due to increased revenue, (ii) an increase in VAT recoverable of RMB323.0 million mainly as a result of the capital expenditures, (iii) the increase in prepaid expenses of RMB13.3 million for operating expenses and (iv) increases in other current assets and other non-current assets of RMB8.1 million and RMB8.7 million, respectively, mainly due to the increase in rental and other deposits, partially offset by (v) an increase in deferred revenue of RMB31.4 million due to the increase in sales, (vi) an increase in accounts payable of RMB22.5 million.

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

Investing Activities

Net cash used in investing activities was RMB9,378.0 million (US$1,437.2 million) in 2020, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB8,020.6 million (US$1,229.2 million) for the development of our data centers, including the deposit paid and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB1,357.4 million (US$208.0 million).

Net cash used in investing activities was RMB5,131.2 million in 2019, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB4,552.6 million for the development of our data centers, including the deposit paid and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB578.6 million.

Net cash used in investing activities was RMB4,733.1 million in 2018, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB4,258.0 million for the development of our data centers, including the deposit paid and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB475.1 million.

Financing Activities

Net cash provided by financing activities was RMB20,143.7 million (US$3,087.2 million) in 2020, which was primarily due to proceeds from borrowings, net of issuance cost, of RMB7,982.8 million (US$1,223.4 million), net proceeds from issuance of ordinary shares of RMB15,974.5 million (US$2,448.2 million), proceeds from other financing arrangements of RMB1,079.4 million (US$165.4 million), capital contribution from redeemable non-controlling shareholder of RMB105.0 million (US$16.1 million) and proceeds from exercise of stock options of RMB78.7 million (US$12.1 million), partially offset by repayment of short-term and long-term borrowings of RMB4,626.1 million (US$709.0 million), payment under finance lease and other financing obligations of RMB198.2 million (US$30.4 million), payment for purchase of property and equipment through vendor financing of RMB92.3 million (US$14.1 million), payment of redeemable preferred shares dividends of RMB65.5 million (US$10.0 million), payment of contingent consideration for acquisitions of RMB48.7 million (US$7.5 million) and payment of commitment cost of borrowings of RMB46.0 million (US$7.0 million).

Net cash provided by financing activities was RMB8,361.9 million in 2019, which was primarily due to proceeds from borrowings, net of issuance cost, of RMB5,311.5 million, net proceeds from issuance of ordinary shares of RMB4,934.1 million, net proceeds from issuance of redeemable preferred shares of RMB989.3 million, proceeds from other financing arrangements of RMB302.8 million, partially offset by repayment of short-term and long-term borrowings of RMB2,727.9 million, payment under finance lease and other financing obligations of RMB289.5 million and payment of contingent consideration for acquisitions of RMB120.1 million.

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

As of December 31, 2018, 2019 and 2020, we had RMB0.6 million, RMB15.7 million and RMB55.3 million (US$8.5 million) respectively, in our statutory reserves.

Capital Expenditures

We had capital expenditures, excluding payments related to acquisitions, of RMB4,258.0 million, RMB4,552.6 million and RMB8,020.6 million (US$1,229.2 million) in 2018, 2019 and 2020, respectively. Our capital expenditures were primarily for the purchase of equipment, prepaid land use rights reported in investing activities in the Consolidated Financial Statements and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities.

Holding Company Structure

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

For 2018, 2019 and 2020, our consolidated VIEs contributed 97.2%, 97.4% and 95.0%, respectively, of our total net revenue.

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

Convertible Senior Notes

On June 5, 2018, we issued and sold convertible senior notes due in 2025 in an aggregate principal amount of US$300 million, which bear interest at a rate of 2% per year, payable on June 1 and December 1 of each year, beginning on December 1, 2018. The convertible senior notes will mature on June 1, 2025, unless earlier redeemed, repurchased or converted in accordance with their terms. The convertible senior notes may be converted into our ADSs, at the option of the holders, at an initial conversion rate of 19.3865 of our ADSs per US$1,000 principal amount of notes, or approximately 5,815,950 ADSs, representing 46,527,600 Class A ordinary shares, assuming conversion of the entire US$300 million aggregate principal amount at the initial conversion rate.

Convertible Preferred Shares

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into 33,707,864 Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. Assuming conversion of all the Series A convertible preferred shares held by its affiliate, Ping An Overseas Holdings would have beneficially owned 2.4% of our Class A ordinary shares as of December 31, 2020. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market. Assuming that either of the two foregoing events occurred on December 31, 2020 and that all holders exercised their redemption right to require our Company to purchase all of the convertible preferred shares, the total purchase price would have been RMB1.0 billion (US$0.2 billion) and total cash would have been reduced by the same amount in the event of such redemption. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold.

Loans and borrowings

As of December 31, 2019 and 2020, we had short-term borrowings of RMB397.2 million with weighted average interest rate of 5.64%, and RMB1,230.8 million (US$188.6 million) with weighted average interest rate of 4.67%, respectively, and long-term borrowings (including current portion) of RMB8,769.0 million with weighted average interest rate of 7.40%, and RMB11,489.4 million (US$1,760.8 million) with weighted average interest rate of 6.73%, respectively, taking into consideration of debt issuance costs relating to the facilities.

Our company, through one or more of our subsidiaries, entered into secured and unsecured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from one to 15 years.

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

●	STTC ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC;
●	STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of our company, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of our company, or (c) is not or ceases to be the single largest shareholder of our company;

●	our company and GDS Investment Company are not or cease to be, directly or indirectly, the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment Company (in the case of our company), GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries;
●	Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of, and have the power to control, GDS Beijing or GDS Suzhou;
●	GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;
●	there are changes in the shareholding structure of a principal operating subsidiary of ours, as defined in the relevant loan facility agreement; and
●	the IDC license of GDS Beijing, the borrowing subsidiaries, other affiliated entities or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fails to be renewed on or before the expiry date.

There are certain other events in the loan facility agreements the occurrence of which could obligate us to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if our borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if we fail to maintain our shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) the Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if our company (i) fails to repay any financial indebtedness in an aggregate amount exceeding US$4.5 million, or, in some cases, RMB50 million (US$7.7 million), when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the PBOC in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2020, our company was in compliance with all of the abovementioned covenants.

As of December 31, 2020, we had total working capital and project financing credit of RMB23,421.4 million (US$3,589.5 million) from various financial institutions, of which the unused amount was RMB10,505.5 million (US$1,610.0 million). As of December 31, 2020, we had drawn down RMB12,915.9 million (US$1,979.4 million) under these loan facilities, of which RMB1,229.4 million (US$188.4 million), net of debt issuance costs of RMB1.2 million (US$0.2 million) was recorded in short-term loans and borrowings and RMB11,489.4 million (US$1,760.8 million), net of debt issuance costs of RMB195.9 million (US$30.0 million), was recorded in long-term loans and borrowings, respectively. Drawdowns from these credit facilities are subject to the approval of the relevant lending financial institution and are subject to the terms and conditions of each loan agreement.

Below is a summary of the key terms for the abovementioned secured and unsecured loans and borrowings, which are in RMB, USD and HKD denominations:

RMB Loans

		Facility	Drawdown
		Amount as of	Amount as of
Data		December 31,	December 31,		Facility	Facility
Center and		2020 (RMB	2020(e) (RMB		Agreement	Agreement
Corporate	Facility Type	(US$) million)	(US$) million)	Interest Rate	Begin Date	Maturity Date
BJ1-3	Term Loan	487.8 ($74.8)	487.8 ($74.8)	LPR(f) Over 5-Year +25 bps	September 2019	September 2027
	Term Loan	56.0 ($8.6)	56.0 ($8.6)	LPR(f) Over 5-Year +25 bps	September 2019	September 2027
BJ4	Term Loan	236.9 ($36.3)	203.1 ($31.1)	LPR(f) Over 5-Year +125 bps	October 2019	October 2024
	Revolving Credit Facility(a)	29.0 ($4.4)	15.7 ($2.4)	LPR(f) 1-Year +190 bps	October 2019	October 2024
BJ5	Term Loan	467.0 ($71.6)	467.0 ($71.6)	Fixed Rate of 6.3%	December 2018	December 2023
	Revolving Credit Facility(a)	60.0 ($9.2)	31.2 ($4.8)	Fixed Rate of 6.3%	December 2018	December 2023
BJ6	Term Loan	318.0 ($48.7)	318.0 ($48.7)	LPR(f) Over 5-Year +152.5 bps	August 2019	August 2024
	Revolving Credit Facility(a)	23.0 ($3.5)	8.9 ($1.4)	LPR(f) 1-Year +180.5 bps	August 2019	August 2024
BJ7-8	Term Loan	977.0 ($149.7)	799.5 ($122.5)	LPR(f) Over 5-Year +152.5 bps	April 2020	April 2025
	Revolving Credit Facility(a)	119.0 ($18.2)	20.4 ($3.1)	LPR(f) 1-Year +180.5 bps	April 2020	April 2025
CD1-2	Term Loan(b)	842.2 ($129.1)	842.2 ($129.1)	LPR(f) Over 5-Year +15 bps	April 2020	April 2030
	Term Loan	355.0 ($54.4)	63.9 ($9.8)	LPR(f) Over 5-Year +25 bps	August 2020	July 2030
CS1-3	Term Loan	1,300.0 ($199.2)	116.3 ($17.8)	LPR(f) Over 5-Year +25 bps	August 2020	August 2035
GZ1	Term Loan	125.0 ($19.2)	125.0 ($19.2)	LPR(f) Over 5-Year +181.8 bps	November 2018	November 2025
GZ2	Term Loan(b)	96.0 ($14.7)	96.0 ($14.7)	LPR(f) Over 5-Year +25 bps	December 2020	December 2028
GZ3	Term Loan	347.6 ($53.3)	347.6 ($53.3)	LPR(f) Over 5-Year +152.5 bps	June 2018	June 2023
	Term Loan	193.0 ($29.6)	193.0 ($29.6)	LPR(f) Over 5-Year +132.5 bps	June 2018	June 2023

		Facility	Drawdown
		Amount as of	Amount as of
Data		December 31,	December 31,		Facility	Facility
Center and		2020 (RMB	2020(e) (RMB		Agreement	Agreement
Corporate	Facility Type	(US$) million)	(US$) million)	Interest Rate	Begin Date	Maturity Date
	Revolving Credit Facility(a)	41.0 ($6.3)	33.8 ($5.2)	LPR(f) 1-Year +180.5 bps	June 2018	June 2023
GZ6	Term Loan	150.0 ($23.0)	114.5 ($17.5)	LPR(f) Over 5-Year +35 bps	November 2019	November 2026
	Term Loan	50.0 ($7.7)	39.9 ($6.1)	LPR(f) 1-Year +100 bps	November 2019	November 2022
KS1	Term Loan	64.4 ($9.9)	64.4 ($9.9)	PBOC Over 5-Year	July 2009	December 2022
KS2-3	Term Loan	568.0 ($87.0)	506.9 ($77.7)	LPR(f) 1-Year +59 bps	June 2019	July 2027
KS4	Term Loan	196.0 ($30.0)	- (-)	LPR(f) Over 5-Year +55 bps	December 2020	180 months after drawdown
LF3-5	Term Loan	937.0 ($143.6)	187.0 ($28.7)	LPR(f) Over 5-Year +40 bps	August 2020	August 2032
	Term Loan	1,174.0 ($179.9)	15.0 ($2.3)	LPR(f) Over 5-Year +40 bps	December 2020	July 2032
LF9	Term Loan	645.0 ($98.9)	64.7 ($9.9)	LPR(f) Over 5-Year +123 bps	December 2020	December 2030
SH1-3	Term Loan	250.1 ($38.3)	250.1 ($38.3)	PBOC Over 5-Year	June 2019	June 2027
	Term Loan	468.0 ($71.7)	468.0 ($71.7)	PBOC Over 5-Year	June 2019	June 2027
SH5	Term Loan	87.5 ($13.4)	87.5 ($13.4)	LPR(f) Over 5-Year +123 bps	December 2017	December 2027
SH6-7	Term Loan	220.6 ($33.8)	220.6 ($33.8)	Fixed Rate of 6.8%	September 2018	June 2023
	Term Loan	282.0 ($43.2)	258.0 ($39.5)	Fixed Rate of 6.7925%	September 2018	June 2022
	Revolving Credit Facility(a)	80.0 ($12.3)	33.9 ($5.2)	Fixed Rate of 5.655%	September 2018	June 2023
SH8	Term Loan	220.0 ($33.7)	220.0 ($33.7)	LPR(f) Over 5-Year +74 bps	July 2018	August 2028
SH9-10	Term Loan	278.0 ($42.6)	278.0 ($42.6)	Fixed Rate of 6.3%	January 2019	January 2024
	Revolving Credit Facility(a)	31.0 ($4.8)	13.4 ($2.0)	Fixed Rate of 6.3%	January 2019	January 2024
SH11	Term Loan	163.1 ($25.0)	163.1 ($25.0)	LPR(f) Over 5-Year +176.25 bps	August 2018	August 2023

		Facility	Drawdown
		Amount as of	Amount as of
Data		December 31,	December 31,		Facility	Facility
Center and		2020 (RMB	2020(e) (RMB		Agreement	Agreement
Corporate	Facility Type	(US$) million)	(US$) million)	Interest Rate	Begin Date	Maturity Date
	Revolving Credit Facility(a)	28.0 ($4.3)	- (-)	LPR(f) 1-Year +202.25 bps	August 2018	August 2023
SH12	Term Loan	230.0 ($35.2)	155.2 ($23.8)	LPR(f) Over 5-Year +103 bps	April 2020	April 2030
SH13	Term Loan	320.0 ($49.0)	242.1 ($37.1)	LPR(f) Over 5-Year +74 bps	December 2020	December 2032
SH14	Term Loan	560.0 ($85.8)	210.1 ($32.2)	LPR(f) Over 5-Year +135 bps	June 2020	July 2027
	Revolving Credit Facility(a)	40.0 ($6.1)	- (-)	LPR(f) 1-Year +180 bps	June 2020	July 2027
SH15	Term Loan	110.0 ($16.9)	90.4 ($13.9)	Fixed Rate of 5.88%	July 2020	July 2032
SH16-17	Term Loan(b)	709.6 ($108.8)	709.6 ($108.8)	LPR(f) Over 5-Year +50 bps	July 2020	June 2032
	Term Loan	1,240.0 ($190.0)	215.0 ($33.0)	LPR(f) Over 5-Year +50 bps	July 2020	June 2032
SH19	Term Loan	560.0 ($85.8)	79.9 ($12.2)	LPR(f) Over 5-Year +55 bps	December 2020	September 2032
SZ1-3	Term Loan	276.3 ($42.3)	276.3 ($42.3)	LPR(f) 1-Year +207 bps	November 2017	December 2023
SZ4	Term Loan	250.0 ($38.3)	238.9 ($36.6)	LPR(f) Over 5-Year +115 bps	June 2020	June 2028
SZ5	Term Loan(b)	837.0 ($128.3)	837.0 ($128.3)	LPR(f) Over 5-Year -15 bps	December 2020	December 2030
	Term Loan(b)	22.7 ($3.5)	22.7 ($3.5)	LPR(f) 1-Year +65 bps	December 2020	December 2021
ZB1-4	Term Loan	710.6 ($108.9)	678.7 ($104.0)	LPR(f) Over 5-Year +152.5 bps	March 2019	March 2024
	Term Loan	238.9 ($36.6)	132.3 ($20.3)	LPR(f) Over 5-Year +152.5 bps	March 2019	March 2024
	Revolving Credit Facility(a)	30.0 ($4.6)	5.0 ($0.8)	LPR(f) 1-Year +180.5 bps	March 2019	March 2024
BOT JV1	Bridge Loan(c)	100.0 ($15.3)	85.3 ($13.1)	LPR(f) 1-Year +224 bps	August 2019	February 2021

		Facility	Drawdown
		Amount as of	Amount as of
Data		December 31,	December 31,		Facility	Facility
Center and		2020 (RMB	2020(e) (RMB		Agreement	Agreement
Corporate	Facility Type	(US$) million)	(US$) million)	Interest Rate	Begin Date	Maturity Date
	Bridge Loan(c)	10.0 ($1.5)	- (-)	LPR(f) 1-Year +224 bps	August 2019	February 2021
BOT JV2	Bridge Loan(c)	80.0 ($12.3)	74.7 ($11.4)	LPR(f) 1-Year +198 bps	March 2020	March 2021
BOT JV3	Bridge Loan(c)	80.0 ($12.3)	42.4 ($6.5)	LPR(f) 1-Year +198 bps	March 2020	September 2021
BOT JV4	Bridge Loan(c)	110.0 ($16.9)	14.8 ($2.3)	LPR(f) 1-Year +198 bps	March 2020	November 2021
BOT JV5	Bridge Loan(c)	115.0 ($17.6)	87.1 ($13.4)	LPR(f) 1-Year +225 bps	January 2020	July 2021
BOT JV6	Bridge Loan(c)	175.0 ($26.8)	34.1 ($5.2)	LPR(f) 1-Year +205 bps	November 2020	November 2021
BOT JV7	Bridge Loan(c)	175.0 ($26.8)	2.4 ($0.4)	LPR(f) 1-Year +205 bps	November 2020	December 2021
Corporate	Term Loan(d)	12.5 ($1.9)	12.5 ($1.9)	LPR(f) 1-Year +256.25 bps	July 2019	January 2021
	Term Loan	40.0 ($6.1)	40.0 ($6.1)	LPR(f) 1-Year +107 bps	January 2020	January 2021
	Term Loan	30.0 ($4.6)	30.0 ($4.6)	LPR(f) 1-Year +117 bps	March 2020	January 2021
	Term Loan	30.0 ($4.6)	30.0 ($4.6)	Fixed Rate of 5.7%	March 2020	April 2021
	Term Loan(d)	20.0 ($3.1)	20.0 ($3.1)	LPR(f) 1-Year +65 bps	April 2020	April 2021
	Term Loan(d)	30.0 ($4.6)	30.0 ($4.6)	Fixed Rate of 4.5%	April 2020	December 2021
	Term Loan(d)	50.0 ($7.7)	50.0 ($7.7)	Fixed Rate of 5.7%	May 2020	May 2022
	Term Loan(d)	50.0 ($7.7)	50.0 ($7.7)	Fixed Rate of 5.4%	June 2020	June 2022
	Term Loan(d)	100.0 ($15.3)	100.0 ($15.3)	Fixed Rate of 4.1%	November 2020	November 2021
	Term Loan(d)	20.0 ($3.1)	20.0 ($3.1)	Fixed Rate of 4.5%	December 2020	December 2021
	Term Loan(d)	50.0 ($7.7)	50.0 ($7.7)	Fixed Rate of 4.1%	December 2020	December 2021

US Dollar Loans

		Facility	Drawdown
		Amount as of	Amount as of
Data		December 31,	December 31,		Facility	Facility
Center and		2020 (US$	2020(e) (US$		Agreement	Agreement
Corporate	Facility Type	million)	million)	Interest Rate	Begin Date	Maturity Date
SH14	Term Loan	35.0	35.0	3-Month Libor +250 bps	June 2020	July 2022
Corporate	Uncommitted Revolving Credit Facility(c)	75.0	42.0	3-Month Libor +220 bps	December 2019	Up to 24 months after each drawdown
	Uncommitted Revolving Credit Facility(c)	75.0	17.0	3-Month Libor +220 bps	April 2020	Up to 24 months after each drawdown
	Revolving Credit Facility(a)	300.0	—	3-Month Libor +400 bps	June 2020	Up to 36 months after the date of facility signing

HK Dollar Loans

		Facility	Drawdown
		Amount as of	Amount as of
		December 31,	December 31,
Data		2020	2020(e)		Facility	Facility
Center and		(HKD (US$)	(HKD (US$)		Agreement	Agreement
Corporate	Facility Type	million)	million)	Interest Rate	Begin Date	Maturity Date
HK1	Term Loan	1,043.7 ($134.6)	506.1 ($65.3)	3-Month Hibor +187.5 bps	March 2019	March 2023

Notes:

(a)Revolving Credit Facility allows our company to borrow, repay and reborrow.

(b)New facilities drawn down to refinance previous project term loans.

(c)

These loan facilities are dedicated to support the development and construction of our B-O-T JV data centers. The tenure of each loan facility is between 12-24 months, as these facilities are expected to be refinanced upon the completion of certain conditions under the strategic cooperation framework agreement between GIC and GDS.

(d)Unsecured loans.

(e)Drawdown amount does not deduct debt issuance costs of RMB197.1 million (US$30.2 million) in total.

(f)LPR refers to Loan Prime Rate.

C.          Research and Development, Patents and Licenses, etc.

Sourcing and Development

See “Item 4. Information on the Company—B. Business Overview—Data Center Sourcing and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Technology and Intellectual Property.”

D.          Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2020. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years

	(in thousands of RMB)
Short-term borrowings and interests(1)	1,266,476	1,266,476	—	—	—
Long-term borrowings and interests(1)	14,468,165	1,631,685	5,371,614	4,019,790	3,445,076
Finance lease and other financing obligations(2)	13,322,418	803,283	1,931,638	2,070,948	8,516,549
Operating lease commitments(2)	2,661,982	180,447	339,543	302,608	1,839,384
Capital commitments(3)	3,949,623	3,577,806	371,090	349	378
Other liabilities(4)	1,087,365	832,862	70,631	43,083	140,789
Total	36,756,029	8,292,559	8,084,516	6,436,778	13,942,176
(1)	The interests are calculated using the effective interest rate as of December 31, 2020 for each loan.
(2)	Represent minimum lease payments and payments for other financing obligations.
(3)	Capital commitments primarily represent purchases of equipment and maintenance services.
(4)	Other liabilities represent consideration payables for the acquisitions of SZ5, GZ3, GZ6, BJ9, BJ10, BJ11 and BJ12, the minimum lease payments for the leases not yet commenced and the commitment for purchase of land use rights.

G.           Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the U.S. Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;
●	our expansion plans;
●	our future business development, financial condition and results of operations;

●	the expected growth of the data center and cloud services market;
●	our expectations regarding demand for, and market acceptance of, our services;
●	our expectations regarding maintaining and strengthening our relationships with customers;
●	the completion of any proposed acquisition transactions, including the regulatory approvals and other conditions that must be satisfied or waived in order to complete the acquisition transactions;
●	international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity;
●	general economic and business conditions in the regions where we operate; and
●	assumptions underlying or related to any of the foregoing.

In addition, any projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect.

Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information relating to our directors, executive officers and senior management.

Name	Age	Position/Title
William Wei Huang‡	53	Chairman and chief executive officer
Daniel Newman	60	Chief financial officer
Jamie Gee Choo Khoo	56	Chief operating officer
Sio Tat Hiang†	73	Vice-chairman
Satoshi Okada‡	62	Director
Bruno Lopez†	56	Director
Lee Choong Kwong†	64	Director
Lim Ah Doo‡	71	Independent director
Bin Yu°°	51	Independent director
Zulkifli Baharudin	61	Independent director
Chang Sun‡	64	Independent director
Gary J. Wojtaszek‡	55	Director
Judy Qing Ye	50	Independent director
Jonathan King	44	Member of the executive committee
Xu Wei	48	Senior vice president, sales
Yilin Chen	50	Senior vice president, product and service
Liang Chen	46	Senior vice president, data center design
Yan Liang	45	Senior vice president, operation and delivery

†    Designated as an STT GDC appointee.

‡    Designated as a Class B director nominee and subject to Class B 20-vote-per-share voting.

°°   Designated as a director subject to Class B 20-vote-per-share voting.

We have received from each independent director an annual confirmation of his/her independence pursuant to the Hong Kong Listing Rules and we consider them as independent.

Mr. William Wei Huang is our founder, chairman of our board of directors and, since 2002, has served as our chief executive officer. From 2004 to 2020, Mr. Huang also served as a director of Haitong-Fortis Private Equity Fund Management Co., Ltd., a domestic private equity fund management company in China. Prior to founding our company, he served as a senior vice president of Shanghai Meining Computer Software Co., Ltd., which operates StockStar.com, a website primarily providing finance and securities related information and services in China.

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

Ms. Jamie Gee Choo Khoo has served as the chief operating officer of GDS since January 2019. Ms. Khoo joined the GDS senior management team in 2014, serving as deputy chief financial officer. From 1996 to 2007, Ms. Khoo worked at ST Telemedia, holding various management roles in finance, accounting and treasury as well as having responsibility for designated overseas investment entities. Prior to joining ST Telemedia, she worked for ABB (China) Holdings Limited from 1994 to 1996, Ernst & Young (Singapore) in 1994 and Baker Hughes (Singapore) from 1989 to 1993, mainly in finance and consulting roles. Ms. Khoo graduated from the National University of Singapore with a bachelor’s degree in accountancy and an MBA from the University of Hull. Ms. Khoo is a fellow member of the Institute of Singapore Chartered Accountants and a member of the Singapore Institute of Directors.

Mr. Sio Tat Hiang is vice-chairman of our board of directors and has been a director of our company since August 2014. Since 2020, Mr. Sio has been a director of ST Telemedia (the sole indirect shareholder of STT GDC), and STTC. From 2012 to 2020, Mr. Sio was a director of STT GDC and from 2017 to 2020, Mr. Sio was the chairman of the board of STT GDC. In addition, Mr. Sio currently also sits on the Boards of U Mobile Sdn Bhd, Virtus HoldCo Limited and STT Global Data Centres India Private Limited. He graduated with a bachelor’s degree in business administration with honors from the National University of Singapore and attended the London Business School Senior Executive Programme.

Mr. Satoshi Okada has been a director of our company since June 2014. From 2000 to 2005, Mr. Okada had held various management positions within the Softbank Corp. group. Since 2008, he also serves as a director of Alibaba.com Japan, which is engaged in the Alibaba related business. Mr. Okada also represented the SOFTBANK Group as a director on the board of Baozun Inc., a Nasdaq-listed company since 2014 and Alibaba.com while it was a public company in Hong Kong from 2007 to 2012.

Mr. Bruno Lopez has been a director of our company since August 2014. Mr. Lopez is the group chief executive officer of ST Telemedia’s data center business—STT GDC. Since joining ST Telemedia in 2014, Mr. Lopez has led STT GDC in its strategy to build a large portfolio of integrated data centers across a global platform in Singapore, UK, Thailand, India and in China through GDS Holdings. He is a board member and the chairman of the executive committee in GDS Holdings as well as in all these other operational platforms owned by STT GDC. An industry veteran in the telecommunications and data center sectors with more than 25 years of experience, Mr. Lopez was the chief executive officer and executive director of Keppel Data Centres where he was instrumental in leading the company’s growth and business expansion in Asia and Europe. From 2009 to 2014, he was also responsible for setting up Securus Data Property Fund, an investment fund focused on developing data center assets in the Asia-Pacific region, Europe and the Middle East, which was eventually merged with Keppel Data Centres’ assets as part of the company’s SGX listing. He received a bachelor’s degree with honors from the National University of Singapore and a master’s degree in human resource management from Rutgers University.

Mr. Lee Choong Kwong has been a director of our company since August 2014. From 2013 to 2017, Mr. Lee was ST Telemedia’s executive vice president for China. He was responsible for China investments and business development. Mr. Lee brings with him more than 20 years of China business experience. He played a key role in ST Telemedia’s investments in China. Mr. Lee received a bachelor’s degree in electrical and electronic engineering from the National University of Singapore, and a UCLA-NUS Executive MBA degree.

Mr. Lim Ah Doo has served as our director since August 2014. Mr. Lim is currently the chairman and independent non-executive director of Olam International Limited, as well as an independent non-executive director of GP Industries Limited, Singapore Technologies Engineering Ltd (STE), STT Global Data Centres India Private Limited, or GDC India, Virtus Holdco Ltd (VHL) and U Mobile Sdn Bhd. He also chairs the audit committees of GP Industries, GDC India, VHL and U Mobile, and is also a member of the audit committee of STE. Mr. Lim currently serves as a non-executive director of ST Telemedia and STTC and also chairs the audit committees of ST Telemedia and STTC. From 2016 to 2020, Mr. Lim served as an independent non-executive director of STT GDC and also chaired the audit committee of STT GDC. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). From 2003 to 2007, he was president and then vice chairman of the RGM group, a leading global resource-based group and in 2008, he served as a deputy chairman of a member of RGM Group. Mr. Lim obtained a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and an MBA from the Cranfield School of Management.

Ms. Bin Yu has served as our independent director since November 2016. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd., a company engaged in AI driven education from September 2017 to January 2020. Ms. Yu has served as an independent director of Zero2IPO Holdings Inc., a company committed to providing the industry with leading services for entrepreneurship and investment since December 2020, an independent director of Kuke Music Holding Limited, a leading provider of classical music licensing, subscription and smart education services in China since January 2021, an independent director of Baozun Inc., a Nasdaq-listed brand e-commerce solutions provider based in China since May 2015, and an independent director of iDreamSky Technology Holdings Limited, a leading mobile game publisher in China listed on the Hong Kong Stock Exchange since May 2018. From 2015 to May 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited, a company engaged in the entertainment TV programs business. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

Mr. Zulkifli Baharudin has served as our independent director since November 2016. Since 2011, he has been serving as the executive chairman of Indo-Trans Corporation, a logistics and supply chain company across Indo-China. Since 2004, he has also been serving as a managing director of Global Business Integrators Pte Ltd. Mr. Zulkifli has been the non-executive director on the Board of Virtus Holdco Limited and Omni Holdco, LLC since 2017 and 2018, respectively. Since 2013, he has also been the non-executive director at Ascott Residence Trust Management Limited. Mr. Zulkifli has been serving as a director on the Board of Ang Mo Kio Thye Hua Kwan Hospital Ltd, Thye Hua Kwan Moral Charities Limited and Thye Hua Kwan Nursing Home Limited since 2012, 2011 and 2014, respectively. Mr. Zulkifli also serves as Singapore’s Non-Resident Ambassador to the Republic of Kazakhstan and Uzbekistan. From 1997 to 2001, he also served as a nominated member of Parliament in Singapore. Mr. Zulkifli received his bachelor’s degree in estate management from the National University of Singapore.

Mr. Chang Sun has served as our independent director since April 2017. Since 2017, Mr. Sun has been the managing partner for China at TPG, a global alternative investment firm. Prior to joining TPG, he founded and was the chairman of Black Soil Group Ltd., an agriculture impact investing company. Prior to founding Black Soil in 2015, Mr. Sun was the chairman of Asia Pacific at Warburg Pincus, a global private equity firm, where he had served for 20 years. Mr. Sun also was the founder and current honorary chairman of the China Venture Capital and Private Equity Association and the founder and current executive vice chairman of the China Real Estate Developers and Investor’s Association. He is also a board member of the Lauder Institute of the Wharton School and a board member of The China Entrepreneur Club. Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Mr. Gary J. Wojtaszek has served as our director since June 2018, and had been an observer of our board of directors since October 2017. He currently serves as the founder and chief executive officer of Recreational Realty, a high growth real estate company focused on storage for marine and recreational vehicles. Prior to Recreational Realty, he served as the president and chief executive officer and a member of the board of directors of CyrusOne from July 2012 to February 2020. Prior to becoming the president of CyrusOne in August 2011, Mr. Wojtaszek served as chief financial officer of Cincinnati Bell Inc., where he had responsibility for the data center business and oversaw CyrusOne’s successful spin-off and IPO. Prior to joining Cincinnati Bell in July 2008, he was senior vice president, treasurer and chief accounting officer for the Laureate Education Corporation in Baltimore, Maryland from 2006 to 2008. Prior to that, Mr. Wojtaszek worked from 2001 to 2008 at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, which was subsequently spun off through an initial public offering. While at Agere Systems, Mr. Wojtaszek worked in a number of finance positions, ultimately serving as the vice president of corporate finance, overseeing all controllership, tax and treasury functions. Mr. Wojtaszek started his career in General Motors Company’s New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek is currently serving on the board of directors of the Lyle School of Engineering at Southern Methodist University, and the advisory board of the Lyle School of Engineering’s Datacenter Systems Engineering (DSE) Program at Southern Methodist University, Columbia University’s Lang Entrepreneur Center, Interprivate IV Infra Tech Partners, and Poema Global Holdings Corporation. Mr. Wojtaszek previously served as a director of Cincinnati Bell Inc., the Dallas Zoo, Tech Wildcatters and the Dallas Chamber of Commerce. Mr. Wojtaszek obtained a master’s degree of Business Administration from Columbia University.

Ms. Judy Qing Ye has served as our independent director since October 2018. Ms. Judy Qing Ye is the founding partner for Yimei Capital, a global alternative investment firm and has over 20 years of experience in investment. Prior to founding Yimei Capital in 2011, Ms. Ye was the chairman of EM Alternatives (“EMA”), a global private equity firm from 2008 to 2010. Prior to EMA, Ms. Ye served as director of strategic investments at Hewlett-Packard Company from 2001 to 2008. In her earlier career, Ms. Ye worked as M&A project manager at PepsiCo, New York from 1997 to 1999. Ms. Ye is also the co-founder and managing partner of NE Social Impact Fund (NESIF), a dedicated social impact investing fund in China. Ms. Ye is also the council member of United Way Worldwide, a global non-profit charitable organization. She is also the President of the Wharton Club of Shanghai and the Director of the Union of Finance Alumni of Peking University. Ms. Ye received her bachelor of arts degree from Peking University and earned her MA from Tufts University, MBA from the Wharton School at University of Pennsylvania.

Mr. Jonathan King has been a member of our executive committee since October 2016 and has been involved with our company since 2014, in his role as chief operating officer and head of investments of ST Telemedia’s data center business—STT GDC. In this role he is responsible for the performance of STT GDC’s existing platforms as well as leading its investment activities into new markets. From 2009 to 2014, Mr. King was the co-fund manager of Securus Data Property Fund, an investment fund focused on the acquisition and management of high quality data center assets in Asia-Pacific region and Europe. During that time, Mr. King played a key role in developing the portfolio of data centers that was eventually listed as Keppel DC REIT on the Singapore Exchange. Mr. King was an associate director with Macquarie Bank’s real estate group. He obtained a bachelor’s degree in engineering from the University of Sydney and a graduate diploma in finance and investment from the Financial Services Institute of Australasia.

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

Ms. Yilin Chen joined our company in 2008 and has served as our senior vice president for product and service business since March 2017. Prior to joining us, Ms. Chen held various roles in consulting, business planning and analysis, product and operations. Ms. Chen worked at HP China from 1995 to 2008, holding leadership roles related to IT solutions and service, outsourcing, business development and management. From 1992 to 1995, Ms. Chen worked at the East China Institute of Computer and Science. She graduated from Shanghai Science and Technology University with a bachelor’s degree in computer science.

Ms. Liang Chen joined our company in 2015 with responsibility for product strategy management and the delivery of data center projects, design and construction. Due to the rapid growth of our business, since September 2017, Ms. Chen’s responsibilities have focused on data center design and she is leading our company in designing and building multiple data centers. Prior to joining us, Ms. Chen worked with IBM Global Technology Service for 14 years. Ms. Chen held several leadership roles in IBM, including manager of IBM’s China data center solution design team, general manager of IBM’s data center consulting and design department and service product line manager of IBM’s Greater China data center department. Prior to joining IBM in 2001, Ms. Chen spent seven years at the East China Architectural Design and Research Institute. Ms. Chen obtained a bachelor’s degree in electrical and electronic engineering from Shanghai University and a master’s degree in electrical and electronic engineering from Tongji University.

Ms. Yan Liang joined our company in 2010 and has served as our senior vice president of operation and delivery since March 2014 with responsibility for establishing the operation governance system and management platform for data centers. Ms. Liang currently also serves on the China Data Center Committee as vice chairman with responsibility for contributing to white papers for the operation and maintenance management technology of data centers and promoting maintenance and operation in data center industry. Prior to joining us in 2010, Ms. Liang served as a director of operations and business development with COSCO’s global data center business where she had responsibility for information system centralization, construction of large data centers, establishment and promotion of ITIL operation management systems and global disaster recovery from 1997 to 2010. Ms. Liang received a bachelor’s degree from Shanghai Tie Dao University and an MBA from Fudan University.

Board Observer

In accordance with the Investor Rights Agreement entered into among Ping An Overseas Holdings and our company, we have agreed that an observer designated by Ping An Overseas Holdings may join meetings of our board of directors as an observer, subject to maintaining its shareholding at or above a specified percentage threshold. Mr. Hoi Tung, chairman and chief executive officer of China Ping An Insurance Overseas (Holdings) Limited, as well as a member of the Investment Committee of Ping An Insurance (Group) of China, was designated by Ping An Overseas Holdings after the completion of its investment to join meetings of our board of directors as an observer.

Mr. Hoi Tung is currently a member of the Investment Committee of Ping An Insurance (Group) of China and the CEO and Chairman of China Ping An Insurance Overseas (Holdings) Limited. From 2014 to 2016, Mr. Tung was the Chairman of Investment Committee of Ping An Insurance (Group) of China, Ltd. From 2004 to 2014, Mr. Tung was the Chairman and CEO of Ping An Trust Co. Ltd. Before joining Ping An, Mr. Tung was an executive director with Goldman Sachs (Asia) L.L.C., advising major financial institutions in the Asia Pacific region on restructuring, M&As and capital markets activities. Mr. Tung started his career as a management consultant with McKinsey & Co. He obtained a Master’s degree in Engineering Science from Oriel College, University of Oxford, and an MBA from INSEAD. Mr. Tung is a fellow of the Global Finance Leaders Fellowship at the Aspen Institute and also served as a selection committee member for Rhodes Scholarship in China.

Weighted Voting Rights (WVR) Structure

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Class A ordinary shares and Class B ordinary shares carry equal rights, generally rank pari passu with one another and are entitled to one vote per share at general meetings of shareholders, except for only the following matters at general meetings of shareholders, with respect to which Class B ordinary shares are entitled to 20 votes per share: (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders. These rights are categorized as a weighted voting rights structure, or WVR structure, under the Hong Kong Listing Rules. As a result, we are deemed as a company with a WVR structure. For further information about the risks associated with our WVR structure, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

As of March 31, 2021, the beneficiary of the WVR structure was Mr. Huang, the beneficial owner of the 67,590,336 Class B ordinary shares then issued and outstanding.

Subject to the provisions of our Articles of Association, our Class B ordinary shares may be converted into Class A ordinary shares at the option of the holder or automatically at the occurrence of an automatic conversion event. Such automatic conversion event refers to the first occurrence of (i) Mr. Huang having beneficial ownership in less than 5% of our issued share capital on an as converted basis; (ii) the consultation draft Foreign Investment Law of the People’s Republic of China published by the MOFCOM on January 19, 2015, or the FIL, in the form implemented not requiring VIE entities operating the PRC business to be owned or controlled (as defined in the FIL as officially promulgated by the PRC legislator) by PRC nationals or entities (including without limitation the FIL as officially promulgated by the PRC legislator grandfathering then-existing VIE Entities in the PRC); (iii) PRC law no longer requiring the conduct of the PRC business to be owned or controlled by PRC nationals or entities; (iv) the promulgation of the FIL as it relates to VIE entities is abandoned by the PRC legislator; or (v) the relevant authorities in the PRC having approved the Company’s VIE structure without the need for the VIE entities to be owned or controlled by PRC nationals or entities. Subject to the provisions of our Articles of Association, if the Class B ordinary shares are automatically converted into Class A ordinary shares, the WVR structure will thereby be terminated.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and will automatically convert into Class A ordinary shares under certain circumstances. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the company will issue 67,590,336 Class A ordinary shares. Any Class A ordinary shares which Mr. Huang directly or indirectly acquire may be converted into Class B ordinary shares.

Article 86(4) of our Articles of Association provides that for so long as Mr. Huang continues to have beneficial ownership in not less than five per cent. (5%) of the then issued share capital of our company on an as converted basis, the holders of the Class B Ordinary Shares shall have the right to nominate five (5) directors (one of which is intended to be Mr. Huang) for appointment as directors. Such directors shall be elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

Upon either (i) the automatic conversion of the Class B ordinary share, or (ii) the conversion of such of the Class B ordinary shares that results in Mr. Huang having beneficial ownership in less than five per cent. (5%) but not less than two per cent. (2%) of the then issued share capital of our company on an as converted basis, (a) any directors (other than William Wei Huang) appointed pursuant to the above provisions shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (b) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions); and (c) Mr. Huang shall continue to have the right to appoint and remove one (1) director (which is intended to be Mr. Huang).

Upon Mr. Huang having beneficial ownership in less than two per cent. (2%) of the then issued share capital of our company on an as converted basis, (a) Mr. Huang’s above appointment right shall cease and terminate, (b) any director appointed pursuant to such right shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions).

In addition, a quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or by duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in our company.

B.          Compensation

For the year ended December 31, 2020, we and our subsidiaries paid aggregate compensation of approximately US$6.6 million to our directors and executive officers as a group, of which, US$5.1 million was settled in cash and US$1.5 million was settled in restricted shares issued under our 2016 share incentive plan. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We set aside an aggregate of US$0.1 million for pensions, retirement or other benefits for our directors and executive officers in 2020.

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

Amendment and Termination of Plan

The 2014 share incentive plan automatically terminated in 2019, five years after its effective date, in accordance with its terms.

Granted Options

The total number of shares that may be issued under the 2014 share incentive plan is 29,240,000. As of March 31, 2021, options to purchase 16,000 ordinary shares were fully vested and outstanding.

We did not grant any options to our directors and executive officers under the 2014 share incentive plan in the year ended December 31, 2020. As of March 31, 2021, all options we previously granted to our directors and executive officers under the 2014 share incentive plan were fully vested and exercised.

As of March 31, 2021, individuals other than our directors and executive officers as a group held options to purchase a total of 16,000 ordinary shares of our company, with an exercise price of US$0.7792 per ordinary share.

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

The maximum aggregate number of shares which may be subject to equity awards under the 2016 share incentive plan is 56,707,560 shares, provided, however, that the maximum number of unallocated ordinary shares which may be issuable pursuant to awards under the 2016 share incentive plan shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the 2016 share incentive plan remains in effect to three percent (3%) of our then total issued and outstanding ordinary shares, if and whenever the unallocated ordinary shares which may be subject to equity awards under the 2016 share incentive plan accounts for less than one and half percent (1.5%) of our then total issued and outstanding ordinary shares, provided further that solely for the fiscal year 2020, the increase of the unallocated ordinary shares which may be issuable pursuant to awards under the plan was given effect as of the date of the approval by the shareholders at the annual general meeting on August 6, 2020 (but calculated based on the total issued and outstanding ordinary shares of the Company as of January 1, 2020). In August 2020, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 32,592,288 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,216,432,715.

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

In July 2017, August 2018, August 2019 and August 2020 we granted 13,475,060, 12,941,952, 14,314,160 and 11,520,312 non-vested restricted shares to employees, officers and directors, respectively. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

In May, August and November 2017, we issued an aggregate of 502,000 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March, May, August and November 2018, we issued a total of 260,560 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March, May, August and November 2019, we issued a total of 237,312 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March, June, July and October 2020 we issued a total of 190,536 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In January 2021 we issued a total of 34,088 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

The table below summarizes, as of March 31, 2021, the restricted shares we have granted to our directors and executive officers:

Name	Position	Numbers of Restricted Shares	Grant Date
William Wei Huang	Chairman and chief executive officer	*	December 5, 2016, July 17, 2017, August 1, 2018, August 1, 2019 and August 13, 2020.
Daniel Newman	Chief financial officer	*	December 5, 2016, July 17, 2017, August 1, 2018, August 1, 2019 and August 13, 2020.
Jamie Gee Choo Khoo	Chief operating officer	*	December 5, 2016, July 17, 2017, August 1, 2018, August 1, 2019 and August 13, 2020.
Sio Tat Hiang	Vice-chairman	*

August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.

Satoshi Okada	Director	*

August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.

Bruno Lopez	Director	*

August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.

Lee Choong Kwong	Director	*

August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.

Lim Ah Doo	Independent Director	*

August 29, 2016, May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.

Bin Yu	Independent Director	*

May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.

Zulkifli Baharudin	Independent Director	*

May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.

Chang Sun	Independent Director	*

August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.

Judy Qing Ye	Independent Director	*	March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.
Gary J. Wojtaszek	Director	*	June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.
Jonathan King	Member of the executive committee	*

May 9, 2017, August 8, 2017, November 9, 2017, March 13, 2018, May 10, 2018, August 14, 2018, November 13, 2018, March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020 and January 1, 2021.

Xu Wei	Senior vice president, sales	*	December 5, 2016, July 17, 2017, August 1, 2018, August 1, 2019 and August 13, 2020.
Yilin Chen	Senior vice president, product and service	*	December 5, 2016, July 17, 2017, August 1, 2018, August 1, 2019 and August 13, 2020.
Liang Chen	Senior vice president, data center design	*	December 5, 2016, July 17, 2017, August 1, 2018, August 1, 2019 and August 13, 2020.
Yan Liang	Senior vice president, operation and delivery	*	December 5, 2016, July 17, 2017, August 1, 2018, August 1, 2019 and August 13, 2020.
*	Less than 1% of our outstanding ordinary shares assuming conversion of all restricted shares into ordinary shares.

As of March 31, 2021, individuals other than our directors and executive officers as a group held a total of 16,472,136 restricted shares of our company, subject to various vesting schedules and conditions.

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

The functions and powers of our board of directors include, among others:

●	conducting and managing the business of our company;
●	representing our company in contracts and deals;
●	appointing attorneys for our company;
●	select senior management such as managing directors and executive directors;
●	providing employee benefits and pension;
●	managing our company’s finance and bank accounts;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	exercising any other powers conferred by the shareholders’ meetings or under our Amended and Restated Memorandum and Articles of Association.

Appointment, Nomination and Terms of Directors

Pursuant to our amended articles of association, our board of directors are classified into three classes of directors designated as Class I, Class II and Class III, each generally serving a three-year term unless earlier removed and except as described below. The Class I directors consist of Gary J. Wojtaszek, Satoshi Okada and Bruno Lopez; the Class II directors consist of Lee Chong Kwong, Lim Ah Doo, Chang Sun, and Judy Qing Ye; and the Class III directors consist of William Wei Huang, Sio Tat Hiang, Bin Yu and Zulkifli Baharudin. Class I directors initially retired from office by rotation and were up for re-election or re-appointment one year after the completion of our initial public offering. Class II directors initially retired from office by rotation and were up for re-election or re-appointment two years after the completion of our initial public offering. Class III directors initially retired from office by rotation and were up for re-election three years after the completion of our initial public offering.

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

Our amended articles of association provide that for so long as STT GDC beneficially owns: not less than 25% of our issued and outstanding share capital, they may appoint three directors to our board of directors, including our vice-chairman; less than 25%, but not less than 15%, of our issued and outstanding share capital, they may appoint two directors to our board of directors, including our vice-chairman; and less than 15%, but not less than 8%, of our issued and outstanding share capital, they may appoint one director to our board of directors, including our vice-chairman, none of which appointments will be subject to a vote by our shareholders. In addition, the above rights of STT GDC may not be amended without the approval of STT GDC. Where STT GDC beneficially owns: less than 25%, but 15% or more, of our issued and outstanding share capital, then of the directors appointed by STT GDC, only two may remain in office, and the other director, who shall be determined by STT GDC, or failing which shall be the director whose term is due to expire soonest, shall retire at the expiry of his/her term; less than 15%, but 8% or more, of our issued and outstanding share capital, then of the directors appointed by STT GDC, only one may remain in office, and the other directors, who shall be determined by STT GDC, or failing which shall be the directors whose terms are due to expire soonest, shall retire at the expiry of their respective terms; less than 8% of our issued and outstanding share capital, then the directors appointed by STT GDC may not remain in office and all shall retire at the expiry of their respective terms. Any director appointed by STT GDC who retires pursuant to the foregoing sentence may, in the sole discretion of our nominating and corporate governance committee, be re-nominated and subject to re-election at the next general meeting of our shareholders.

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

Audit Committee

Our audit committee consists of Lim Ah Doo, Bin Yu and Zulkifli Baharudin. Lim Ah Doo is the chairman of our audit committee. All members satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and satisfy the requirements for an “independent director” within the meaning of Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act. Our audit committee consists solely of independent directors.

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

The nominating and corporate governance committee is generally responsible for reviewing, evaluating and, if necessary, revising our corporate governance guidelines, reviewing and evaluating any instance of deviation from our corporate governance guidelines, as well as issuing and reviewing nominations of persons to be appointed as certain of our directors as described herein and of our officers. The nominating and corporate governance committee shall have the right to nominate three directors, all of whom shall satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules including the requirements for audit committee independence. If any of the directors nominated by the nominating and corporate governance committee (i) is not elected or (ii) ceases to be a director, then nominating and corporate governance committee or the Class B ordinary shareholders, as applicable, may appoint an interim replacement for such director. Any person so appointed shall hold office until the next general meeting of our shareholders. These three directors shall be subject to election at general meetings of shareholders as described under “—Appointment, Nomination and Terms of Directors.”

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

D.          Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.           Share Ownership

The following table sets forth information as of March 31, 2021 with respect to the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The percentages are calculated excluding the 47,715,168 Class A ordinary shares that are held by JPMorgan Chase Bank, N.A., as depositary, and reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans.

The total number of ordinary shares outstanding as of March 31, 2021 is 1,495,180,395, comprising 1,427,590,059 Class A ordinary shares (including 47,715,168 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 67,590,336 Class B ordinary shares, but excludes ordinary shares issuable upon the exercise of outstanding share options, vested but not yet issued restricted shares and ordinary shares reserved for future issuance under our share incentive plans.

Percentage of aggregate voting
power with Class A
and Class B ordinary
	Class A ordinary shares		Class B ordinary shares		shares voting on a
	Number	Percent	Number	Percent	1:20 Basis***	1:1 Basis
Directors and Executive Officers**:
William Wei Huang(1)	15,735,904	1.1%	83,326,240	100.0%	49.3%	5.4%
Daniel Newman	*	*	—	—	*	*
Jamie Gee Choo Khoo	*	*	—	—	*	*
Sio Tat Hiang	*	*	—	—	*	*
Satoshi Okada	*	*	—	—	*	*
Bruno Lopez	*	*	—	—	*	*
Lee Choong Kwong	*	*	—	—	*	*
Lim Ah Doo	*	*	—	—	*	*
Bin Yu	*	*	—	—	*	*
Zulkifli Baharudin	*	*	—	—	*	*
Chang Sun	*	*	—	—	*	*
Gary J. Wojtaszek	*	*	—	—	*	*
Judy Qing Ye	*	*	—	—	*	*
Jonathan King	*	*	—	—	*	*
Xu Wei	*	*	—	—	*	*
Yilin Chen	*	*	—	—	*	*
Liang Chen	*	*	—	—	*	*
Yan Liang	*	*	—	—	*	*

Directors and Executive Officers as a Group(2)	32,838,671	2.4%	83,326,240	100.0%	49.6%	6.0%

Principal Shareholders:
STT GDC(3)	477,288,484	34.6%	—	—	17.3%	32.2%
12 West Capital Management(4)	79,906,888	5.8%	—	—	2.9%	5.4%

*        Beneficially owns less than 1% of our outstanding shares.

**     The business address for our directors and executive officers is at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

***   For each person or group included in this column, the percentage of total voting power represents voting power based on all ordinary shares beneficially owned by such person or group. With respect to (i) the election or removal of a simple majority of our directors and (ii) any change to our amended articles of association that would adversely affect the rights of the holders of Class B ordinary shares, at general meetings of our shareholders, each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to 20 votes per share. With respect to any other matters at general meetings of our shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to one vote, voting together as a combined class. Class B ordinary shares are convertible into Class A ordinary shares. The voting power percentages are calculated including the 33,707,864 votes to which the holders of the 150,000 Series A convertible preferred shares are entitled, but excluding ordinary shares issuable upon (x) conversion of our convertible senior notes, (y) the exercise or vesting of share awards granted under our Share Incentive Plans, and the 47,715,168 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon the exercise or vesting of share awards granted under our share incentive plans. The holders of the Series A convertible preferred shares are entitled to a number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is then convertible. Since the 150,000 Series A convertible preferred shares are convertible into 33,707,864 Class A ordinary shares, the affiliates of Ping An Overseas are entitled to 33,707,864 votes on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class.

(1)	The number of ordinary shares beneficially owned is as of March 31, 2021, and consists of 15,735,904 Class A ordinary shares and 67,590,336 Class B ordinary shares, including: (i) 3,286,144 Class B ordinary shares held by Solution Leisure Investment Limited, (ii) 42,975,884 Class B ordinary shares held by EDC Group Limited, (iii) 21,328,308 Class B ordinary shares held by GDS Enterprises Limited, (iv) 1,606,988 ADSs representing 12,855,904 Class A ordinary shares beneficially owned by Mr. Huang, and (v) 2,880,000 Class A ordinary shares in the form of 360,000 ADSs underlying restricted share units that will vest within 60 days after March 31, 2021 held by Mr. Huang. Such Class A ordinary shares will convert into 15,735,904 Class B ordinary shares if directly held by Mr. Huang or an entity established or controlled by him. These 15,735,904 Class A ordinary shares are also reflected in Mr. Huang’s beneficial ownership in the adjacent column, “Class A ordinary shares.” Solution Leisure Investment Limited is a limited liability company established in the British Virgin Islands which is indirectly wholly owned by a trust of which Mr. Huang’s family is the beneficiary. EDC Group Limited is a limited liability company established in the British Virgin Islands wholly owned by Solution Leisure Investment Limited. GDS Enterprises Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is a beneficiary. The registered address of Solution Leisure Investment Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. The registered address of EDC Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(2)	Represents ordinary shares beneficially held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days after March 31, 2021 held by all of our directors and executive officers as a group.
(3)	The number of ordinary shares beneficially owned is as of October 20, 2020, as reported in Amendment No. 11 to Schedule 13D filed by ST Telemedia on October 27, 2020, after giving effect to the October 2020 Global Offering as defined therein, and represents 477,288,484 Class A ordinary shares (directly or in the form of ADSs) owned by STT GDC. STT GDC is wholly-owned by STTC. STTC is wholly-owned by ST Telemedia. Each of STT GDC, STTC and ST Telemedia is a company organized under the laws of the Republic of Singapore. The address of the principal business office of STT GDC is 3 Temasek Avenue, #28-01, Centennial Tower, Singapore 039190. The address of the principal business office of each of ST Telemedia and STTC is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. On November 14, 2017, STT GDC exercised its option to convert, and converted, the convertible bonds in a principal amount of US$50.0 million due December 30, 2019 (the “Convertible Bonds”) then held by it, together with interest accrued thereon of US$4,513,889.00, into 32,540,515 Class A ordinary shares, at a conversion price of US$1.675262 per Class A ordinary share pursuant to and in accordance with the terms and conditions of the Convertible Bonds. On January 30, 2018, we completed our public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by us and 4,425,000 ADSs offered by certain selling shareholders, at a public offering price of US$26.00 per ADS (the “January 2018 Offering”). STT GDC purchased an aggregate of 3,009,857 ADSs in the January 2018 Offering at the public offering price. On March 19, 2019, we completed our public offering of 13,731,343 ADSs at a public offering price of US$33.50 per ADS (the “March 2019 Offering”). STT GDC purchased an aggregate of 6,373,134 ADSs in the March 2019 Offering at the public offering price. On December 10, 2019, we completed our public offering of 6,318,680 ADSs at a public offering price of US$45.50 per ADS (the “December 2019 Offering”). STT GDC purchased an aggregate of 2,274,725 ADSs in the December 2019 Offering at the public offering price. On June 26, 2020, we completed our private placement of 62,153,848 Class A ordinary shares, equivalent to approximately 7.8 million ADSs, to affiliates of Hillhouse Capital and STT GDC at a purchase price of US$8.125 per share, equivalent to US$65 per ADS (the “June 2020 Private Placement”). STT GDC purchased an aggregate of 12,923,080 Class A ordinary shares in the June 2020 Private Placement at the purchase price of $8.125 per share. On November 2, 2020, we completed our Hong Kong public offering, which forms part of the global offering of 160,000,000 Class A ordinary shares at a public offering price of HK$80.88 per Class A ordinary share (the “November 2020 Global Offering”). STT GDC purchased an aggregate of 40,244,800 Class A ordinary shares in the November 2020 Global Offering at the public offering price.
(4)	The number of ordinary shares beneficially owned is as of December 31, 2020, as reported in a Schedule 13G filed by 12 West Capital Management LP, a Delaware limited partnership (“12 West Management”) on February 17, 2021, and consists of (i) 45,857,336 Class A ordinary shares in the form of 5,732,167 ADSs held by 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), (ii) 30,901,176 Class A ordinary shares in the form of 3,862,647 ADSs held by 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and (iii) 3,148,376 Class A ordinary shares in the form of 393,547 ADSs held by DC Opportunity Fund LLC, a Delaware limited liability company (“DCOF”). 12 West Management serves as the investment manager to 12 West Onshore Fund, 12 West Offshore Fund and DCOF, and possesses the sole power to vote and the sole power to direct the disposition of all securities held by them. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management. The principal business office of 12 West Management is 90 Park Avenue, 40th Floor, New York, New York 10016, United States.

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

Except as otherwise disclosed in this annual report, none of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Our WFOEs provided outsourcing and other services to the VIEs within our company with revenues being recognized by the WFOEs, and costs being recognized by the VIEs, RMB1,260.5 million, RMB2,017.0 million and RMB3,076.4 million (US$471.5 million) in 2018, 2019 and 2020, respectively. These inter-company transactions are eliminated on a consolidated basis.

Transactions with Our Shareholders

One of our subsidiaries, GDS IDC Services Pte. Ltd., or GDS Singapore, entered into a master service agreement with STT Singapore DC Pte. Ltd., STT DEFU 2 Pte. Ltd. and cloud service providers, pursuant to which GDS Singapore will provide billing and payment collection services as well as other coordination and administration services. During the year ended December 31, 2019, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million and RMB0.3 million, respectively. During the year ended December 31, 2020, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million (US$0.1 million) and RMB0.5 million (US$0.1 million), respectively.

Contractual Arrangements with Our Affiliated Consolidated Entities and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.”

Securities Issuances

The following is a summary of our securities issuances since January 1, 2018.

Ordinary Shares

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

In June 2020, we issued to affiliates of Hillhouse Capital and to STT GDC a total of 62,153,848 Class A ordinary shares, equivalent to approximately 7.8 million ADSs, at a price equivalent to US$65 per ADS for a total consideration of US$505 million. Hillhouse Capital subscribed US$400 million and STT GDC subscribed US$105 million.

On November 2, 2020, we completed our secondary listing on the Hong Kong Stock Exchange and public offering of 160,000,000 Class A ordinary shares, equivalent to 20,000,000 ADSs. On November 6, 2020, we announced that the underwriters had fully exercised their over-allotment option to purchase 24,000,000 additional Class A ordinary shares, equivalent to 3,000,000 ADSs, to cover over-allocations. We raised US$1.9 billion in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses.

Convertible Preferred Shares

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into our Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold. In March 2019, we also entered into an amendment of our investment rights agreement with STT GDC to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the investment by Ping An Overseas Holdings, whereby STT GDC has the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement.

Convertible Senior Notes

On June 5, 2018, we completed our offering of US$300 million aggregate principal amount of 2% convertible senior notes due 2025 (including full exercise of the initial purchasers’ option to purchase additional notes), raising US$291.1 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses.

Share Options and Restricted Shares

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Members (Shareholders) Agreements

Pursuant to our amended members agreement entered into on May 19, 2016, we granted the holders of our registrable securities certain preferential rights, including registration rights, information and inspection rights, drag-along rights and pre-emptive rights. The amended members agreement also provides that our board of directors consists of nine directors, including (i) four directors appointed by STT GDC, (ii) two directors appointed by holders of 75% of our then outstanding preferred shares other than the Series C preferred shares, such holders voting together as a separate class on an as-converted basis, and (iii) three directors appointed by holders of a majority of our then outstanding ordinary shares, such holders voting as a separate class. The board composition arrangements under the amended members agreement will terminate immediately prior to the effectiveness of the registration statement of our initial public offering. In addition, pursuant to our amended voting agreement entered into on May 19, 2016, the holders of our registrable securities have agreed to exercise voting rights so as to maintain the composition of the board of directors as set forth in the amended members agreement and described above. The amended voting agreement terminated on the date of the closing of our initial public offering.

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

Demand Registration Rights

Under the terms of the amended members agreement dated May 19, 2016, among us and our existing shareholders, certain holders of our registrable securities, at any time from after the earlier of (i) six months after our initial public offering and (ii) three years after August 13, 2014, until the date that is five years after the closing of our initial public offering, have the right to demand that we file a registration statement under the U.S. Securities Act covering the registration of all or part of their registrable securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected two demand registrations. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

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

Investor Rights Agreements

In October 2017, in connection with an investment from CyrusOne Inc., or CyrusOne, of US$100 million, we granted to CyrusOne registration rights substantially similar to the foregoing registration rights granted to holders of our registrable securities pursuant to our amended members agreement described above. In October 2017, we also agreed to grant to STT GDC and SBCVC preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following CyrusOne’s investment, whereby STT GDC and SBCVC had the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement. Copies of these rights agreements have been filed with this annual report.

In March 2019, in connection with an investment from Ping An Overseas Holdings of US$150 million, we entered into an investment rights agreement with Ping An Overseas Holdings in which we agreed to grant to Ping An Overseas Holdings (i) preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following Ping An Overseas Holdings’ investment, whereby Ping An Overseas Holdings had the right to subscribe for pro rata portions of any such future offerings based on its shareholding at the time of the agreement, and (ii) registration rights substantially similar to the foregoing registration rights granted to holders of our registrable securities pursuant to our amended members agreement described above. In March 2019, we also entered into an amendment of our investment rights agreement with STT GDC to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the investment by Ping An Overseas Holdings, whereby STT GDC had the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement. Copies of this rights agreement and the form of amendment have been filed with this annual report.

In December 2019, in connection with our follow-on public offering of ADSs representing Class A ordinary shares, we entered into another amendment of our investment rights agreement with STT GDC to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the follow-on public offering, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings. A copy of this amendment has been filed with this annual report.

In June 2020, in connection with investments from Hillhouse Capital and STT GDC of US$400 million and US$105 million, respectively, we granted to Hillhouse Capital registration rights substantially similar to the registration rights granted to holders of our registrable securities pursuant to our amended members agreement described above. In June 2020, we also entered into a new investment rights agreement with STT GDC to grant to STT GDC (i) preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following Hillhouse Capital investment, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings, as well as (ii) registration rights substantially identical to those provided to Hillhouse Capital. In June 2020, we also entered into an amendment of our investment rights agreement with Ping An Overseas Holdings to undertake to grant to Ping An Overseas Holdings registration rights substantially identical to those provided to Hillhouse Capital. Copies of these rights agreements and amendment have been filed with this annual report.

In August 2020, we entered into an amendment of our June 2020 investment rights agreement with STT GDC (“Amendment No. 1”) to expand the scope of their preemptive rights, to the extent permissible by applicable law, to cover any future issuances of equity or equity-linked securities we conduct anytime in the eighteen months following June 26, 2020, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings. A copy of this Amendment No. 1 has been filed with this annual report.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy and Distributions

Since our inception, except for the US$50.8 million preference dividend paid to our preferred shareholders upon completion of our initial public offering, of which US$11.4 million was paid in cash and US$39.4 million was paid in the form of 31,490,164 Class A ordinary shares based on the initial public offering price of US$10.00 per ADS and dividends on our preferred shares issued on March 19, 2019, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our Class A ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

The holder of our convertible preferred shares, i.e., an affiliate of Ping An Overseas Holdings, is entitled to receive cumulative preferred dividends which began to accrue and accumulate from the date the convertible preferred shares were issued, regardless of whether any funds of our company are legally available for the payment of such dividends. The cumulative preferred dividends generally accrue (i) during the first eight years from the issuance date, at a minimum rate of 5% per annum of a specified value for each convertible preferred share, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option, and (ii) as of the eighth anniversary of the issuance date, at a minimum rate of 7% per annum of a specified value for each convertible share, payable quarterly in arrears, in cash only, which rate shall be further increased by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding.

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

ITEM 9.    THE OFFER AND LISTING

A.          Offer and Listing Details

Our ADSs have been listed on the Nasdaq Global Market since November 2, 2016 under the ticker symbol “GDS.” Each ADS represents eight of our Class A ordinary shares.

Our ordinary shares have been listed on the Hong Kong Stock Exchange since November 2, 2020 under the stock code “9698.”

B.          Plan of Distribution

Not applicable.

C.          Markets

Our ADSs have been trading on the Nasdaq Global Market since November 2, 2016 under the ticker symbol “GDS.” Each ADS represents eight of our Class A ordinary shares.

Our ordinary shares have been listed on the Hong Kong Stock Exchange since November 2, 2020 under the stock code “9698.”

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our eighth amended and restated memorandum and articles of association contained in our Form F-1 registration statement (File No. 333-213951), as amended, initially filed with the SEC on October 4, 2016. Our shareholders conditionally adopted our eighth amended and restated memorandum and articles of association by way of a special resolution passed on October 18, 2016. Our eighth amended and restated memorandum and articles of association became effective immediately upon the completion of our initial public offering on November 7, 2016.

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

Pursuant to Section 6 of the Tax Concessions Act (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(i)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
(ii)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from December 19, 2006.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2018, 2019 and 2020.

Our principal register of members is maintained by our Principal Share Registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.

Dealings in our Class A ordinary shares registered on our Hong Kong share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.1% of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

To facilitate ADS-Class A ordinary share conversion and trading between the Nasdaq and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs and Class A Ordinary Shares — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

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

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq. United States Treasury Department guidance indicates that our ADSs are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “—Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance that our ADSs will continue to be afforded the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see “—People’s Republic of China Taxation” above), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty. In that case, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the United States, and whether or not the shares are represented by ADSs. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ended December 31, 2020 and we do not expect to be a PFIC for our taxable year ending December 31, 2021 or in future taxable years, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special—and generally very unfavorable—tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or ordinary shares provided such ADSs or ordinary shares are treated as “marketable stock.” The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to ADS holders as the ADSs are listed on the Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the ordinary shares are listed on the Nasdaq. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your adjusted basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We have filed this annual report, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

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

Foreign Exchange Risk

Almost all of our revenue and substantially all of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. From December 31, 2015 to December 31, 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the Renminbi appreciated approximately 6.7% against the U.S. dollar. While the Renminbi depreciated approximately 5.7% and 1.3%, respectively, against the U.S. dollar in 2018 and 2019, the Renminbi appreciated approximately 6.3% against the U.S. dollar in 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China was 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by ADS holders. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to ADS holders and (iii) our reimbursable expenses related to the program are not known at this time.

Payments by Depositary

In 2020, we received total payments of US$1.1 million from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

Conversion between ADSs and Class A Ordinary Shares

In connection with our initial public offering of Class A ordinary shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which is maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Conyers Trust Company (Cayman) Limited.

All Class A ordinary shares offered in the Hong Kong IPO are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register are able to convert these shares into ADSs, and vice versa.

In connection with the Hong Kong public offering, and to facilitate fungibility and conversion between ADSs and Class A ordinary shares and trading between the Nasdaq and the Hong Kong Stock Exchange, we moved a portion of our issued Class A ordinary shares that are represented by ADSs from our Cayman share register to our Hong Kong share register.

Our ADSs

Our ADSs representing our Class A ordinary shares are traded on the Nasdaq Global Market, or Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. Dollars.

ADSs may be held either:

●	directly, by having a certificated ADS, or an ADR, registered in the holder’s name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or
●	indirectly, by holding a security entitlement in ADSs through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company.

The depositary for our ADSs is JPMorgan Chase Bank, N.A., whose office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, JP Morgan Chase Bank, N.A., Hong Kong Branch, or the custodian, in exchange for ADSs.

A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Class A ordinary shares have been deposited with CCASS, the investor must transfer Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary via his or her broker.
●	If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, and deliver such conversion form to the custodian.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into Class A ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancellation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong Share Registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancellations of ADSs generally when the transfer books of the depositary or our Hong Kong or Cayman Share Registrars are closed or at any time if the depositary or we determine it advisable to do so or if it would violate any applicable law or the Depository’s policies and procedures.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancellation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2018, 2019 and 2020.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Modifications of Rights

In October 2017, in connection with an investment from CyrusOne Inc., or CyrusOne, of US$100 million, we granted to CyrusOne registration rights substantially similar to the registration rights granted to holders of our registrable securities pursuant to our amended members agreement. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders. In October 2017, we also agreed to grant to STT GDC and SBCVC preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following CyrusOne’s investment, whereby STT GDC and SBCVC had the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement. Copies of these rights agreements have been filed with this annual report.

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

In June 2020, in connection with investments from Hillhouse Capital and STT GDC of US$400 million and US$105 million, respectively, we granted to Hillhouse Capital registration rights substantially similar to the registration rights granted to holders of our registrable securities pursuant to our amended members agreement. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders. In June 2020, we also entered into a new investment rights agreement with STT GDC to grant to STT GDC (i) preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following Hillhouse Capital investment, whereby STT GDC has the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement, as well as (ii) registration rights substantially identical to those provided to Hillhouse Capital. In June 2020, we also entered into an amendment of our investment rights agreement with Ping An Overseas Holdings to undertake to grant to Ping An Overseas Holdings registration rights substantially identical to those provided to Hillhouse Capital. Copies of these rights agreements have been filed with this annual report.

In August 2020, we entered into an amendment of our June 2020 investment rights agreement with STT GDC (“Amendment No. 1”) to expand the scope of their preemptive rights, to the extent permissible by applicable law, to cover any future issuances of equity-linked securities we conduct anytime in the eighteen months following June 26, 2020, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings. A copy of this Amendment No. 1 has been filed with this annual report.

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

As of December 31, 2019, we had used a portion of the net proceeds received from our follow-on public offering in March 2019, which consisted of US$154.0 million used for the development and acquisition of new data centers as well as general corporate purposes.

As of December 31, 2020, we had fully used the net proceeds received from our follow-on public offering in March 2019, which consisted of US$291.0 million used for the development and acquisition of new data centers as well as general corporate purposes.

On December 10, 2019, we completed our follow-on public offering of 6,318,680 ADSs, including full exercise of the underwriters’ option to purchase additional ADSs, representing 50,549,440 Class A ordinary shares, raising US$278.2 million in proceeds to us before expenses but after underwriting discounts and commissions.

As of December 31, 2019, we had not used any portion of the net proceeds received from our follow-on public offering in December 2019.

As of December 31, 2020, we had fully used the net proceeds received from our follow-on public offering in December 2019, which consisted of US$278.2 million used for the development and acquisition of new data centers as well as general corporate purposes.

On November 2, 2020, we completed our secondary listing on the Hong Kong Stock Exchange and public offering of 160,000,000 Class A ordinary shares, equivalent to 20,000,000 ADSs. On November 6, 2020, we announced that the underwriters had fully exercised their over-allotment option to purchase 24,000,000 additional Class A ordinary shares, equivalent to 3,000,000 ADSs, to cover over-allocations. We raised approximately US$1.9 billion in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses.

As of December 31, 2020, we had not used any portion of the net proceeds received from our secondary listing on the Hong Kong Stock Exchange and public offering in November 2020.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the U.S. Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16B.    CODE OF ETHICS

We have adopted a code of business conduct that applies to our directors, employees, advisors and officers, including our Chief Executive Officer and Chief Financial Officer. No changes have been made to the code of business conduct since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed our code of business conduct as an exhibit to our F-1 registration statement (File No. 333-213951), as amended, initially filed with the SEC on October 4, 2016, and a copy is available to any shareholder upon request. This code of business conduct is also available on our website at investors.gds-services.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2020, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, for the years indicated.

	For the Year Ended
	December 31,
	2019	2020

	(In thousands of US dollars)
Audit Fees(1)	1,555	2,962
Audit-related Fees(2)	—	140
Tax Fees(3)	170	194
All Other Fees(4)	—	—
Total	1,725	3,296
(1)	“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, issue of comfort letters in connection with our registration statements, prospectuses and offering memoranda, and audit services in connection with our global offering and secondary listing on the Main Board of the Hong Kong Stock Exchange, assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Audit-related Fees” represents the aggregate fees billed for each of the fiscal years listed for the assurance, agreed-upon procedures, review of internal controls in connection with our global offering and secondary listing on the Main Board of the Hong Kong Stock Exchange and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)	“Tax Fees” represents the aggregate fees billed for each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees for services rendered by our principal auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

None.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act), and our ADSs, each representing eight ordinary shares, are listed on the Nasdaq Global Market. Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Exchange Act);
●	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or
●	have regularly scheduled executive sessions with only independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions.

Under Rule 19C.11 of the Hong Kong Listing Rules, we are exempt from certain corporate governance requirements of the Hong Kong Stock Exchange, including Appendix 14 of the Hong Kong Listing Rules (Corporate Governance Code and Corporate Governance Report) and Appendix 16 of the Hong Kong Listing Rules (Disclosure of Financial Information).

In connection with our listing on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange and the SFC granted certain waivers and exemptions from strict compliance with the relevant provisions of the Hong Kong Listing Rules and the SFO, respectively, and the SFC also granted a ruling under the Takeovers Codes.

Not a Public Company in Hong Kong

Section 4.1 of the Introduction to the Takeovers Codes provides that the Takeovers Codes applies to takeovers, mergers and share buy-backs affecting public companies in Hong Kong, companies with a primary listing of their equity interests in Hong Kong. According to the Note to Section 4.2 of the Introduction to the Takeovers Codes, a Grandfathered Greater China Issuer within the meaning of Rule 19C.01 of the Hong Kong Listing Rules with a secondary listing on the Hong Kong Stock Exchange will not normally be regarded as a public company in Hong Kong under Section 4.2 of the Introduction to the Takeovers Codes.

The SFC granted a ruling that we are not a “public company in Hong Kong” for the purposes of the Takeovers Codes. Therefore, the Takeovers Codes does not apply to us. In the event that the bulk of trading in our Shares migrates to Hong Kong such that we would be treated as having a dual-primary listing pursuant to Rule 19C.13 of the Hong Kong Listing Rules, the Takeover Codes will apply to us.

Disclosure of Interests under Part XV of the SFO

Part XV of the SFO imposes duties of disclosure of interests in Shares. Under the U.S. Exchange Act, which we are subject to, any person (including directors and officers of the company concerned) who acquires beneficial ownership, as determined in accordance with the rules and regulations of the SEC and which includes the power to direct the voting or the disposition of the securities, of more than 5% of a class of equity securities registered under Section 12 of the U.S. Exchange Act must file beneficial owner reports with the SEC, and such person must promptly report any material change in the information provided (including any acquisition or disposition of 1% or more of the class of equity securities concerned), unless exceptions apply. Therefore, compliance with Part XV of the SFO would subject our corporate insiders to a second level of reporting, which would be unduly burdensome to them, would result in additional costs and would not be meaningful, since the statutory disclosure of interest obligations under the U.S. Exchange Act that apply to us and our corporate insiders would provide our investors with sufficient information relating to the shareholding interests of our significant shareholders.

The SFC granted a relevant partial exemption under section 309(2) of the SFO to us, our Substantial Shareholders, directors and chief executives from strict compliance with the provisions of Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO), on the conditions that (i) the bulk of trading in the Shares is not considered to have migrated to Hong Kong on a permanent basis in accordance with Rule 19C.13 of the Hong Kong Listing Rules; (ii) all disclosures of interests filed with the SEC are also filed with the Hong Kong Stock Exchange as soon as practicable, which will then publish such disclosures in the same manner as disclosures made under Part XV of the SFO; and (iii) we will advise the SFC if there is any material change to any of the information which has been provided to the SFC, including any significant changes to the disclosure requirements in the U.S. and any significant changes in the volume of our worldwide share turnover that takes place on the Hong Kong Stock Exchange. This exemption may be reconsidered by the SFC in the event there is a material change in information provided to the SFC.

The U.S. Exchange Act and the rules and regulations promulgated thereunder require disclosure of interests by shareholders that are broadly equivalent to Part XV of the SFO. For relevant disclosure in respect of the substantial shareholder’s interests, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Communications

Rule 2.07A of the Hong Kong Listing Rules provides that a listed issuer may send or otherwise make available to the relevant holders of its securities any corporate communication by electronic means, provided that either the listed issuer has previously received from each of the relevant holders of its securities an express, positive confirmation in writing or the shareholders of the listed issuer have resolved in a general meeting that the listed issuer may send or supply corporate communications to shareholders by making them available on the listed issuer’s own website or the listed issuer’s constitutional documents contain provision to that effect, and certain conditions are satisfied.

Since our listing on the Hong Kong Stock Exchange, we made the following arrangements:

●	We issue all future corporate communications as required by the Hong Kong Listing Rules on our own website in English and Chinese, and on the Hong Kong Stock Exchange’s website in English and Chinese;
●	We continue to provide printed copies of notices of general meetings of shareholders including the proxy materials in English and Chinese to our shareholders at no costs; and
●	We have added to the “Investor Relations” page of our website which will direct investors to all of our future filings with the Hong Kong Stock Exchange.

The Hong Kong Stock Exchange granted us a waiver from strict compliance with the corporate communication requirements under Rule 2.07A of the Hong Kong Listing Rules.

Monthly Returns

Rule 13.25B of the Hong Kong Listing Rules requires a listed issuer to publish a monthly return in relation to movements in its equity securities, debt securities and any other securitized instruments, as applicable, during the period to which the monthly return relates. Pursuant to the Joint Policy Statement Regarding the Listing of Overseas Companies, or Joint Policy Statement, companies applying for a secondary listing may seek a waiver from Rule 13.25B subject to satisfying the waiver condition that the SFC has granted a partial exemption from strict compliance with Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO) in respect of disclosure of shareholders’ interests. As we have obtained a partial exemption from the SFC, the Hong Kong Stock Exchange granted a waiver from strict compliance with Rule 13.25B of the Hong Kong Listing Rules. We will disclose information about share repurchases, if any, in our quarterly earnings releases and annual reports on Form 20-F which are furnished or filed with the SEC in accordance with applicable U.S. rules and regulations.

ITEM 16H.    MINE SAFETY

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements of GDS Holdings Limited are included at the end of this annual report.

ITEM 19.    EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1**

Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

2.1**

Registrant’s Specimen American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

2.2**

Registrant’s Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

2.3

Form of Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-249704) with respect to American depositary shares representing our Class A ordinary shares, filed with the SEC on October 28, 2020).

*2.4	Description of Securities Registered under Section 12 of the U.S. Exchange Act

2.5

Registrant’s Form of Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K for October 2020 (File No. 001-37925), initially filed with the SEC on October 27, 2020).

4.1**

Sixth Amended and Restated Members Agreement, dated May 19, 2016 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.2**

Sixth Amended and Restated Voting Agreement, dated May 19, 2016 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.3**

Sixth Amended and Restated Right of First Refusal And Co-sale Agreement, dated May 19, 2016 (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.4**

Agreement Dated September 29, 2016 Between Shanghai Waigaoqiao EDC Technology Co., Ltd. and Shanghai Yungang EDC Technology Co. Ltd. as Borrowers and GDS Holdings Limited as Ultimate Parent, arranged by Credit Agricole Corporate and Investment Bank, United Overseas Bank (China) Limited Shanghai Pilot Free Trade Zone Sub-Branch, DBS Bank (China) Ltd, Shanghai Branch, Shanghai HuaRui Bank Co., Ltd. and Australia and New Zealand Bank (China) Company Limited, Shanghai Branch as Mandated Lead Arrangers with United Overseas Bank (China) Limited Shanghai Pilot Free Trade Zone Sub-Branch acting as Facility Agent and Security Agent and United Overseas Bank (China) Limited Shanghai Pilot Free Trade Zone Sub-Branch acting as Account Bank, and Credit Agricole Corporate and Investment Bank and United Overseas Bank Limited acting as Coordinating Banks relating to Term Loan Facilities (incorporated by reference to Exhibit 4.9 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.5

Agreement Dated December 6, 2017 Between EDC (Chengdu) Industry Co., Ltd. as Borrower and Jiangsu International Trust Co., Ltd. acting as Lender relating to Term Loan Facilities (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-37925), initially filed with the SEC on March 13, 2019).

4.6**

Share Swap Agreement among the Registrant, EDC Holding and the shareholders of EDC Holding, dated June 12, 2014 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

Exhibit Number	Description of Exhibit

4.7**

Subscription Agreement for up to US$250,000,000 10% Convertible and Redeemable Bond due 2019 convertible into shares in GDS Holdings, among GDS Holdings, Perfect Success Limited and STT GDC Pte. Ltd., dated December 30, 2015 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.8**

Equity Interest Pledge Agreement concerning GDS Beijing, among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.9**

Shareholder Voting Rights Proxy Agreement concerning GDS Beijing, among GDS Investment Company, GDS Beijing, William Wei Huang and Qiuping Huang, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.10**

Exclusive Call Option Agreement concerning GDS Beijing, among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.11**

Loan Agreement between William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.12**

Exclusive Technology License and Service Agreement between GDS Beijing and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.13**

Equity Interest Pledge Agreement concerning GDS Shanghai, among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.14**

Shareholder Voting Rights Proxy Agreement concerning GDS Shanghai, among GDS Investment Company, GDS Shanghai, William Wei Huang and Qiuping Huang, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.15**

Intellectual Property Rights License Agreement between GDS Shanghai and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.16**

Exclusive Call Option Agreement concerning GDS Shanghai, among William Wei Huang, Qiuping Huang, GDS Shanghai and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.17**

Exclusive Technology License and Service Agreement between GDS Shanghai and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.18**

Loan Agreement among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

Exhibit Number	Description of Exhibit

4.19**

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.20**

Forms of Employment Agreements between the Registrant and its executive officers (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.21**

Data Center Outsourcing Service Agreement (English Translation) (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.22**†

Premises and Warehouse Lease Agreement dated December 26, 2008 (English Translation) (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.23**†

Premises and Warehouse Lease Agreement dated April 15, 2011 (English Translation) (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.24**†

Premise Lease Agreement dated July 16, 2012 (English Translation) (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.25**†

Premise Lease Agreement dated March 9, 2015 (English Translation) (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.26**†

Premise Lease Agreement dated July 6, 2015 (English Translation) (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.27**†

Tenement Lease Agreement dated April 1, 2015 (English Translation) (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.28**†

Premise Lease Agreement dated November 27, 2013 (English Translation) (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

4.29**†

Premise Lease Agreement dated August 1, 2015 (English Translation) (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

*4.30	GDS Holdings Limited 2016 Equity Incentive Plan (as amended on August 6, 2020).

4.31

Information Rights Letter dated November 7, 2016 from the Registrant to STT GDC (incorporated by reference to Exhibit 4.33 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-37925), initially filed with the SEC on April 19, 2017).

4.32

Investor Rights Agreement, dated October 23, 2017, between the Registrant, Cheetah Asia Holdings LLC, CyrusOne LLC and Mr. Huang (only with respect to Article I (insofar as and only to the extent to which such Definitions are used in the other sections with respect to which Mr. Huang is entering into this Agreement), Section 2.2, and Article VI) (incorporated by reference to Exhibit 99.2 to our report on Form 6-K (File No. 001-37925), initially filed with the SEC on October 24, 2017).

4.33

Investor Rights Agreement, dated October 23, 2017, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to our report on Form 6-K (File No. 001-37925), initially filed with the SEC on October 24, 2017).

Exhibit Number	Description of Exhibit

4.34

Investor Rights Agreement, dated October 23, 2017, between the Registrant, SBCVC Fund II, L.P., SBCVC Company Limited, SBCVC Fund II-Annex, L.P., SBCVC Venture Capital and SBCVC Fund III, L.P. (incorporated by reference to Exhibit 99.4 to our report on Form 6-K (File No. 001-37925), initially filed with the SEC on October 24, 2017).

4.35

Indenture, dated June 5, 2018, between the Registrant and The Bank of New York Mellon, as Trustee, relating to the issuance of Registrant’s 2% Convertible Senior Notes due 2025 in the aggregate principal amount of US$300 million (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-37925), initially filed with the SEC on March 13, 2019).

4.36

Investor Rights Agreement, dated March 27, 2019, by and among the Registrant and PA Goldilocks Limited (incorporated by reference to Exhibit 99.4 to our Current Report on Form 6-K for March 2019 (File No. 001-37925), initially filed with the SEC on March 13, 2019).

4.37

Form of Amendment No. 1 to Investor Rights Agreement between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to the Amendment No. 7 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the SEC on March 19, 2019).

4.38††

Share Purchase Agreement by and between GDS (Shanghai) Investment Co., Ltd., Beijing Zhong Cheng Fu Jing Technology Co., Ltd., Beijing Lan Ting Data Technology Co., Ltd., Beijing Zheng He Tian Ye Economic and Trade Co., Ltd., Jun He, Lanting (Beijing) Information Science and Technology Co., Ltd., and Lanting Xuntong (Beijing) Science and Technology Co., Ltd, dated December 4, 2019 (English Translation) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K for December 2019 (File No. 001-37925), initially filed with the SEC on December 5, 2019).

4.39

Amendment No. 2 to Investor Rights Agreement, dated December 10, 2019, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to the Amendment No. 8 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the SEC on December 10, 2019).

4.40

Equity Pledge Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.41

Voting Proxy Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Beijing Wanguo Chang’an Science & Technology Co., Ltd. and Shanghai Xinwan Enterprise Management Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.42

Exclusive Call Option Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, among Shanghai Xinwan Enterprise Management Co., Ltd., Beijing Wanguo Chang’an Science & Technology Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.43

Loan Agreement, dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd., Huang Wei, Huang Qiuping and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

Exhibit Number	Description of Exhibit

4.44

Exclusive Technology License and Service Agreement, dated December 16, 2019, between Beijing Wanguo Chang’an Science & Technology Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.45

Intellectual Property Rights License Agreement, dated December 16, 2019, between Beijing Wanguo Chang’an Science & Technology Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.46

Equity Pledge Agreement with regards to Shanghai Shu’an Data Services Co., Ltd., dated December 18, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.47

Voting Proxy Agreement with regards to Shanghai Shu’an Data Services Co., Ltd., dated December 18, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Shu’an Data Services Co., Ltd. and Shanghai Xinwan Enterprise Management Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.48

Exclusive Call Option Agreement with regards to Shanghai Shu’an Data Services Co., Ltd., dated December 18, 2019, among Shanghai Xinwan Enterprise Management Co., Ltd., Shanghai Shu’an Data Services Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.49

Loan Agreement, dated December 18, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd., Huang Wei, Huang Qiuping and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.50

Exclusive Technology License and Service Agreement, dated December 18, 2019, between Shanghai Shu’an Data Services Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.51

Intellectual Property Rights License Agreement, dated December 18, 2019, between Shanghai Shu’an Data Services Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.52

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Li Wenfeng and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.53

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Liang Yan and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

Exhibit Number	Description of Exhibit

4.54

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Wang Qi and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.55

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Chen Liang and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.56

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Chen Yilin and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.57 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.57

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Li Wenfeng (English Translation) (incorporated by reference to Exhibit 4.58 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.58

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Liang Yan (English Translation) (incorporated by reference to Exhibit 4.59 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.59

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Wang Qi (English Translation) (incorporated by reference to Exhibit 4.60 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.60

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Chen Liang (English Translation) (incorporated by reference to Exhibit 4.61 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.61

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Chen Yilin (English Translation) (incorporated by reference to Exhibit 4.62 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.62

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Li Wenfeng, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.63 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.63

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Liang Yan, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.64 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

Exhibit Number	Description of Exhibit

4.64

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Wang Qi, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.65 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.65

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Chen Liang, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.66 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.66

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Chen Yilin, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.67 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.67

Loan Agreement, dated December 16, 2019, between Li Wenfeng and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.68 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.68

Loan Agreement, dated December 16, 2019, between Liang Yan and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.69

Loan Agreement, dated December 16, 2019, between Wang Qi and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.70 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.70

Loan Agreement, dated December 16, 2019, between Chen Liang and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.71 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.71

Loan Agreement, dated December 16, 2019, between Chen Yilin and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.72 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.72

Exclusive Technology License and Service Agreement, dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.73 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.73

Intellectual Property Rights License Agreement, dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.74 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020).

4.74

Amendment No. 1 to Investor Rights Agreement, dated June 26, 2020, between the Registrant and PA Goldilocks Limited (incorporated by reference to Exhibit 4.11 to our Registration Statement on Form F-3 (File No. 333-252680), initially filed with the SEC on February 3, 2021).

Exhibit Number	Description of Exhibit

4.75

Investor Rights Agreement, dated June 26, 2020, by and among the Registrant, Gaoling Fund, L.P. and YHG Investment, L.P. (incorporated by reference to Exhibit 4.12 to our Registration Statement on Form F-3 (File No. 333-252680), initially filed with the SEC on February 3, 2021).

4.76

Investor Rights Agreement, dated June 26, 2020, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 4.13 to our Registration Statement on Form F-3 (File No. 333-252680), initially filed with the SEC on February 3, 2021).

4.77

Amendment No. 1 to Investor Rights Agreement, dated August 4, 2020, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.2 to the Amendment No. 10 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the SEC on August 6, 2020).

*4.78††

Share Purchase Agreement by and between Beijing Yize Data Science & Technology Co., Ltd, Shanghai Rongyu Investment Management Center (Limited Partnership), Shuntou (Tianjin) Technology Development Partnership (Limited Partnership), Tianjin Rongxin Business Management Partnership (Limited Partnership), Tibet Lingyu Venture Capital Management Co., Ltd, Zhongyunxin Science & Technology Co., Ltd, Beijing Zhongyunxin Shunyi Data Science & Technology Co., Ltd and Tianjin Zhongyunxin Data Co., Ltd, dated February 26, 2021.

*4.79††

Share Purchase Agreement by and between Beijing Wanguo Chang’an Science & Technology Co., Ltd, Shanghai Rongyu Investment Management Center (Limited Partnership), Shuntou (Tianjin) Technology Development Partnership (Limited Partnership), Tianjin Rongxin Business Management Partnership (Limited Partnership), Tibet Lingyu Venture Capital Management Co., Ltd, Shaoyan Gao and Tianjin Zhongyunxin Science & Technology Co., Ltd, dated February 26, 2021.

*8.1	List of Subsidiaries of the Registrant

11.1**	Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King & Wood Mallesons

*101.INS	XBRL Instance Document.

*101.SCH	XBRL Taxonomy Extension Schema Document.

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

Exhibit Number	Description of Exhibit

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*       Filed herewith.

**     Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-213951), which was initially filed with the SEC on October 4, 2016.

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, our company has not filed with this annual report certain instruments defining the rights of holders of long-term debt of our company and its subsidiaries because the total amount of securities authorized under any such instruments does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such agreement to the SEC upon request.

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
Date: April 12, 2021

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

GDS Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (“the Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), as amended.

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

Realizability of deferred tax assets associated with the Company’s net operating losses carry forwards

As discussed in Note 21 to the consolidated financial statements, the Company’s net deferred tax assets were RMB146,088 thousand as of December 31, 2020. This balance was net of a valuation allowance of RMB328,821 thousand. The deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB386,999 thousand and RMB251,868 thousand, respectively. The Company evaluated the realizability of the deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized. The evaluation was based on the Company’s expectations of the future taxable income and the timing of net operating losses carry forwards expirations.

We identified the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards as a critical audit matter. A high degree of auditor judgment was required to evaluate the future taxable income that would be sufficient to realize the net operating losses carry forwards before their expiration.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s deferred tax assets valuation allowance assessment process. This included controls related to the development of the forecast of future taxable income and timing of realization of net operating losses carry forwards. We evaluated the utilization rates of certain data centers used in the development of the forecast of future taxable income, by comparing the utilization rates of such data centers to the historical actual utilization rates and the Company’s business plans for those data centers which were approved by the board of directors. To assess the Company’s ability to accurately forecast revenue, we compared the Company’s historical revenue forecasts of certain data centers to actual results. We performed sensitivity analysis over the Company’s assumptions used to determine the amount and the timing of forecasted taxable income to assess the impact of changes in those assumptions on the realization of the net operating losses carry forwards prior to expiration.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China

April 12, 2021

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
Assets
Current assets
Cash	3	5,810,938	16,259,457
Restricted cash	3	34,299	86,829
Accounts receivable, net of allowance for doubtful accounts	4	879,962	1,480,335
Value-added-tax (“VAT”) recoverable		129,994	155,620
Prepaid expenses		80,913	163,986
Other current assets		148,603	172,579
Total current assets		7,084,709	18,318,806

Property and equipment, net	5	19,184,639	29,596,061
Intangible assets, net	6	394,628	785,322
Prepaid land use rights, net	7	747,187	678,190
Operating lease right-of-use assets	12	796,679	3,059,700
Goodwill	8	1,905,840	2,596,393
Deferred tax assets	21	72,931	146,088
Restricted cash	3	128,025	146,643
VAT recoverable		888,483	1,445,521
Other non-current assets		289,410	486,071
Total assets		31,492,531	57,258,795

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB254,000 and RMB343,944 as of December 31, 2019 and 2020, respectively)	9	1,137,737	2,153,390
Accounts payable (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB181,448 and RMB194,325 as of December 31, 2019 and 2020, respectively)		1,675,966	3,657,112
Accrued expenses and other payables (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB160,401 and RMB152,534 as of December 31, 2019 and 2020, respectively)	11	817,883	1,395,981
Deferred revenue (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB68,003 and RMB90,192 as of December 31, 2019 and 2020, respectively)	4	90,316	96,668
Operating lease liabilities, current (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB31,869 and RMB50,888 as of December 31, 2019 and 2020, respectively)	12	55,139	86,258
Finance lease and other financing obligations, current (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB125,318 and RMB31,629 as of December 31, 2019 and 2020, respectively)	12	222,473	254,412

Total current liabilities		3,999,514	7,643,821

Long-term borrowings, excluding current portion (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB12,500 and RMB60,042 as of December 31, 2019 and 2020, respectively)	9	8,028,473	10,566,746
Convertible bonds payable	10	2,049,654	1,928,466
Operating lease liabilities, non-current (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB66,387 and RMB361,502 as of December 31, 2019 and 2020, respectively)	12	709,998	1,542,895
Finance lease and other financing obligations, non-current (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB921,965 and RMB982,209 as of December 31, 2019 and 2020, respectively)	12	4,751,121	8,097,881
Deferred tax liabilities (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB76,297 and RMB91,036 as of December 31, 2019 and 2020, respectively)	21	252,672	462,007
Other long-term liabilities (including amounts of the consolidated VIEs without resource to the primary beneficiary of RMB29,950 and RMB34,281 as of December 31, 2019 and 2020, respectively)	13	345,537	349,257
Total liabilities		20,136,969	30,591,073

Mezzanine Equity
Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2019 and 2020; Redemption value of RMB1,061,981 and RMB980,910 as of December 31, 2019 and 2020, respectively; Liquidation value of RMB1,537,636 and RMB2,576,578 as of December 31, 2019 and 2020, respectively)	14	1,061,981	980,910
Redeemable non-controlling interests	15	—	120,820
Total mezzanine equity		1,061,981	1,101,730

Shareholders’ Equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 authorized; 1,148,842,379 and 1,427,590,059 Class A ordinary shares issued and outstanding as of December 31, 2019 and 2020, respectively; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2019 and 2020)	18	412	507
Additional paid-in capital		12,403,043	28,728,717
Accumulated other comprehensive loss		(52,684)	(439,635)
Accumulated deficit		(2,057,190)	(2,723,597)
Total shareholders’ equity		10,293,581	25,565,992
Commitments and contingencies	26

Total liabilities, mezzanine equity and shareholders' equity		31,492,531	57,258,795

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2018	2019	2020

Net revenue	20	2,792,077	4,122,405	5,738,972
Cost of revenue		(2,169,636)	(3,079,679)	(4,188,521)
Gross profit		622,441	1,042,726	1,550,451

Operating expenses
Selling and marketing expenses		(110,570)	(129,901)	(134,937)
General and administrative expenses		(329,601)	(411,418)	(702,524)
Research and development expenses		(13,915)	(21,627)	(40,049)
Income from operations		168,355	479,780	672,941

Other income (expenses):
Interest income		19,213	53,017	29,011
Interest expenses		(656,186)	(968,693)	(1,316,506)
Foreign currency exchange gain (loss), net		20,306	(6,000)	(21,038)
Government grants		3,217	9,898	27,050
Gain from purchase price adjustment		—	—	55,154
Others, net		5,436	5,565	4,952
Loss before income taxes		(439,659)	(426,433)	(548,436)

Income tax benefits (expenses)	21	9,391	(15,650)	(120,778)
Net loss		(430,268)	(442,083)	(669,214)

Net loss attributable to redeemable non-controlling interests		—	—	2,807
Net loss attributable to GDS Holdings Limited shareholders		(430,268)	(442,083)	(666,407)

Accretion to redemption value of redeemable non-controlling interests		—	—	(18,627)
Net loss available to GDS Holdings Limited shareholders		(430,268)	(442,083)	(685,034)

Change in redemption value of redeemable preferred shares	14	—	(17,760)	—
Cumulative dividend on redeemable preferred shares	14	—	(40,344)	(52,709)
Net loss available to GDS Holdings Limited ordinary shareholders		(430,268)	(500,187)	(737,743)

Loss per ordinary share
Basic and diluted	23	(0.43)	(0.45)	(0.59)

Weighted average number of ordinary share outstanding
Basic and diluted	23	990,255,959	1,102,953,366	1,253,559,523

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2018	2019	2020

Net loss	(430,268)	(442,083)	(669,214)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	61,434	86,570	(386,951)
Comprehensive loss	(368,834)	(355,513)	(1,056,165)
Comprehensive loss attributable to redeemable non-controlling interests	—	—	2,807
Comprehensive loss attributable to GDS Holdings Limited shareholders	(368,834)	(355,513)	(1,053,358)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

					Accumulated
				Additional	other		Total
		Ordinary Shares		paid-in	comprehensive	Accumulated	Shareholders’
	Note	Number	Amount	capital	(loss)/income	deficit	equity

Balance at January 1, 2018		941,269,679	320	5,861,445	(200,688)	(1,185,565)	4,475,512

Impact of change in accounting policy		—	—	—	—	726	726
Adjusted balance at January 1, 2018		941,269,679	320	5,861,445	(200,688)	(1,184,839)	4,476,238

Loss for the year		—	—	—	—	(430,268)	(430,268)
Other comprehensive income		—	—	—	61,434	—	61,434
Total comprehensive loss		—	—	—	61,434	(430,268)	(368,834)

Issuance of ordinary shares	18	65,800,000	21	1,283,287	—	—	1,283,308
Shares surrendered		(36)	—	—	—	—	—
Share-based compensation	19	—	—	105,877	—	—	105,877
Exercise of share options	19	3,614,464	—	18,979	—	—	18,979
Vesting of restricted shares	19	7,066,060	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	260,560	—	6,357	—	—	6,357
Settlement of share options and restricted share awards with shares held by depository bank		(10,941,084)	—	—	—	—	—

Balance at December 31, 2018 and January 1, 2019		1,007,069,643	341	7,275,945	(139,254)	(1,615,107)	5,521,925

Loss for the year		—	—	—	—	(442,083)	(442,083)
Other comprehensive income		—	—	—	86,570	—	86,570
Total comprehensive loss		—	—	—	86,570	(442,083)	(355,513)

Issuance of ordinary shares	18	160,400,184	55	4,934,071	—	—	4,934,126
Shares surrendered		(8)	—	—	—	—	—
Shares issued to depository bank	23	48,962,896	16	(16)	—	—	—
Redeemable preferred shares dividends	14	—	—	(40,344)	—	—	(40,344)
Change in redemption value of redeemable preferred shares	14	—	—	(17,760)	—	—	(17,760)
Share-based compensation	19	—	—	189,756	—	—	189,756
Exercise of share options	19	10,150,336	—	53,407	—	—	53,407
Vesting of restricted shares	19	8,885,120	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	237,312	—	7,984	—	—	7,984
Settlement of share options and restricted share awards with shares held by depository bank		(19,272,768)	—	—	—	—	—

Balance at December 31, 2019 and January 1, 2020		1,216,432,715	412	12,403,043	(52,684)	(2,057,190)	10,293,581

Loss for the year (Note i)		—	—	—	—	(666,407)	(666,407)
Other comprehensive loss		—	—	—	(386,951)	—	(386,951)
Total comprehensive loss		—	—	—	(386,951)	(666,407)	(1,053,358)

Issuance of ordinary shares	18	246,153,848	84	15,974,433	—	—	15,974,517
Shares issued to depository bank	23	32,592,288	11	(11)	—	—	—
Conversion of convertible bonds	10	1,544	—	65	—	—	65
Accretion to redemption value of redeemable non-controlling interests	15	—	—	(18,627)	—	—	(18,627)
Redeemable preferred shares dividends	14	—	—	(52,709)	—	—	(52,709)
Share-based compensation	19	—	—	333,686	—	—	333,686
Exercise of share options	19	14,222,096	—	78,748	—	—	78,748
Vesting of restricted shares	19	12,494,104	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	190,536	—	10,089	—	—	10,089
Settlement of share options and restricted share awards with shares held by depository bank		(26,906,736)	—	—	—	—	—

Balance at December 31, 2020		1,495,180,395	507	28,728,717	(439,635)	(2,723,597)	25,565,992

Note i: Exclude net loss attributable to redeemable non-controlling interests of RMB2,807.

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2018	2019	2020

Cash flows from operating activities:
Net loss		(430,268)	(442,083)	(669,214)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of debt issuance and commitment cost and debt discount		61,373	99,380	160,699
Depreciation and amortization		741,507	1,142,032	1,638,474
Operating lease cost relating to prepaid land use rights		—	—	20,412
Net loss (gain) on disposal of property and equipment		2,212	(703)	(256)
Share-based compensation expenses	19	105,877	189,756	333,686
Gain from purchase price adjustment		—	—	(55,154)
Loss from equity method investment		—	1,213	3,375
Allowance for doubtful accounts	4	241	274	2,037
Deferred tax benefit	21	(36,597)	(50,172)	(89,739)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable		(157,708)	(342,191)	(465,189)
VAT recoverable		(221,390)	(323,044)	(463,630)
Prepaid expenses		(14,153)	(13,320)	(53,933)
Other current assets		(11,477)	(8,095)	65,756
Other non-current assets		(37,035)	(8,678)	(72,099)
Accounts payable		25,292	22,540	119,163
Deferred revenue		17,468	31,417	6,285
Accrued expenses and other payables		(56,693)	(20,434)	(139,891)
Other long-term liabilities		(1,559)	1,299	9,015
Operating leases		—	14,245	(28,910)

Net cash (used in) provided by operating activities		(12,910)	293,436	320,887

Cash flows from investing activities:
Payments for purchase of property and equipment and land use rights		(4,260,977)	(4,557,686)	(8,037,002)
Cash acquired from the business combinations	8	466	12,091	4,801
Cash paid for the business combinations		(359,372)	(190,066)	(1,172,518)
Cash paid for the asset acquisitions	8	(115,167)	(363,939)	(180,910)
Cash paid for equity investments		—	(6,000)	(4,500)
Deposits paid for potential acquisitions		(1,000)	(30,700)	(4,300)
Proceeds from sale of property and equipment		13,896	5,069	16,422
Deposits paid for construction of property and equipment		(10,896)	—	—

Net cash used in investing activities		(4,733,050)	(5,131,231)	(9,378,007)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2018	2019	2020

Cash flows from financing activities:
Proceeds from short-term borrowings		943,088	467,744	1,156,215
Proceeds from long-term borrowings		2,814,197	5,000,510	6,939,140
Repayment of short-term borrowings		(776,224)	(758,941)	(438,925)
Repayment of long-term borrowings		(834,154)	(1,968,913)	(4,187,184)
Payment of issuance cost of borrowings		(91,124)	(156,742)	(112,512)
Payment of commitment cost of borrowings		—	—	(45,968)
Proceeds from exercise of stock options		16,866	55,469	78,748
Net proceeds from issuance of convertible bonds	10	1,867,304	—	—
Net proceeds from issuance of ordinary shares	18	1,283,308	4,934,126	15,974,517
Net proceeds from issuance of redeemable preferred shares	14	—	989,349	—
Payment of redeemable preferred shares dividends	14	—	(25,014)	(65,489)
Capital contribution from non-controlling shareholder	15	—	—	105,000
Payment under finance leases and other financing obligations	12	(190,718)	(289,467)	(198,234)
Proceeds from other financing arrangements		—	302,761	1,079,370
Payment for purchase of property and equipment through vendor financing		—	(68,864)	(92,299)
Payment of contingent consideration for the acquisition of subsidiaries		(155,737)	(120,079)	(48,718)

Net cash provided by financing activities		4,876,806	8,361,939	20,143,661

Effect of exchange rate changes on cash and restricted cash		206,302	164,370	(566,874)

Net increase in cash and restricted cash		337,148	3,688,514	10,519,667
Cash and restricted cash at beginning of year		1,947,600	2,284,748	5,973,262

Cash and restricted cash at end of year		2,284,748	5,973,262	16,492,929

Supplemental disclosures of cash flow information
Interest paid		633,063	841,388	1,113,443
Income tax paid		3,371	17,031	211,612
Supplemental disclosures of non-cash investing and financing activities
Changes in consideration payable for the acquisition of subsidiaries		148,217	239,096	718,546
Settlement of liability-classified restricted share award	19	6,357	7,984	10,089
Conversion of convertible bonds	10	—	—	65

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

(a)  Description of business

GDS Holdings Limited (the “Parent” or “GDS Holdings”) was incorporated in the Cayman Islands on December 1, 2006. GDS Holdings and its consolidated subsidiaries and consolidated variable interest entities (collectively referred to as “the Company”) are principally engaged in providing colocation, managed hosting and managed cloud services in the People’s Republic of China (the “PRC” excluding Taiwan, the Hong Kong (the “Hong Kong SAR”) and the Macau for the purposes of these consolidated financial statements only) and Hong Kong SAR. The Company operates its data centers in Hong Kong SAR, Shanghai Municipality, Beijing Municipality, Chongqing Municipality, Jiangsu Province, Guangdong Province, Sichuan Province, Hebei Province and Inner Mongolia of the PRC and serves customers that primarily operate in the cloud, internet and banking industries.

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

Prior to December 2019, the equity holders of GDS Beijing and GDS Shanghai were William Wei Huang, CEO of the Company, and his relative. In order to enhance corporate governance and facilitate administration of the VIEs, in December 2019, GDS Holdings completed transfer of ownership of the 100% equity interest of GDS Beijing and GDS Shanghai from William Wei Huang and his relative to a newly established holding company, Management HoldCo. The entire equity interest in Management HoldCo is held by a number of management personnel designated by the Board of Directors of GDS Holdings. In conjunction with the transfer of legal ownership, GDS (Shanghai) Investment Co., Ltd. (“GDS Investment Company”), a subsidiary of GDS Holdings, entered into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the previous contractual arrangements with GDS Beijing and GDS Shanghai on substantially the same terms under such previous contractual arrangements. The previous contractual arrangements were terminated simultaneously when the current contractual arrangements came into effect, and the subsidiary of GDS Holdings under the previous and current contractual arrangements is the same entity, namely GDS Investment Company. GDS Holdings also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. William Wei Huang acts as the Chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing and GDS Shanghai and their subsidiaries respectively. Other management members of GDS and board appointee serve as directors and officers of Management HoldCo., GDS Investment Company, GDS Beijing and GDS Shanghai and their subsidiaries.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

This restructuring could reduce risk by allocating ownership of the VIEs among a larger number of individual management shareholders, and strengthen corporate governance with the establishment of the board of directors of the VIEs and their subsidiaries. This restructuring could also create a more stable ownership structure by avoiding reliance on a single or small number of natural persons, and by buffering the ownership of the VIEs with an additional layer of legal entities, creating an institutional structure that is tied to the Company’s management philosophy and culture.

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

Shareholder Voting Rights Proxy Agreements. Pursuant to the shareholder voting rights proxy agreements, each of GDS Beijing, GDS Shanghai, Management HoldCo and each of its shareholders has irrevocably appointed the PRC citizen(s) as designated by GDS Investment Company to act as GDS Beijing’s, GDS Shanghai’s, Management HoldCo’s and its such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Management HoldCo, GDS Beijing, GDS Beijing’s subsidiaries, GDS Shanghai and GDS Shanghai’s subsidiaries requiring shareholder approval, and appointing directors and executive officers. GDS Investment Company is also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of GDS Beijing, GDS Shanghai, Management HoldCo and its shareholders with prior notice to Management HoldCo or its such shareholders. Each shareholder voting rights proxy agreement will remain in force for so long as Management HoldCo remains a shareholder of GDS Beijing or GDS Shanghai and the shareholder remains a shareholder of Management HoldCo, as applicable.

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

Loan Agreements. Pursuant to the loan agreements between GDS Investment Company and Management HoldCo or its shareholders, GDS Investment Company has agreed to extend loans in an aggregate amount of RMB310,100 to Management HoldCo solely for the capitalization of GDS Beijing and GDS Shanghai and RMB1,000 to the shareholders of Management HoldCo solely for the capitalization of Management HoldCo. Pursuant to the loan agreements, GDS Investment Company has the right to require repayment of the loans upon delivery of thirty-day’s prior notice to Management HoldCo or its shareholders, as applicable, and Management HoldCo or its shareholders can repay the loans by either sale of their equity interests in GDS Beijing and GDS Shanghai or Management HoldCo, as applicable, to GDS Investment Company or its designated person(s) pursuant to their respective exclusive call option agreements, or other methods as determined by GDS Investment Company pursuant to its articles of association and the applicable PRC laws and regulations.

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

The Company has been advised by its PRC legal counsel that each of the VIE agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws and the ownership structure of the VIEs does not violate applicable PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. There can be no assurance that the PRC authorities will take a view that is not contrary to or otherwise different. If the current ownership structure of the Company and the VIE Agreements are determined to be in violation of any existing or future PRC laws and regulations, the PRC government could:

●	Levy fines on the Company or confiscate income of the Company;
●	Revoke or suspend the VIEs’ business or operating licenses;
●	Discontinue or place restrictions or onerous conditions on VIE’s operations;
●	Require the Company to discontinue their operations in the PRC;
●	Require the Company to undergo a costly and disruptive restructuring;
●	Take other regulatory or enforcement actions that could be harmful to the Company’s business.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries.

	As of December 31,
	2019	2020
Assets
Current assets
Cash	730,960	1,310,269
Accounts receivable, net of allowance for doubtful accounts	858,764	1,388,128
VAT recoverable	46,817	85,760
Prepaid expenses	39,124	76,505
Other current assets	32,929	13,259
Total current assets	1,708,594	2,873,921

Property and equipment, net	2,911,727	2,760,618
Intangible assets, net	159,860	194,230
Operating lease right-of-use assets	91,329	430,525
Deferred tax assets	34,157	43,126
Restricted cash	29,508	49,905
VAT recoverable	136,011	113,684
Other non-current assets	75,873	115,315
Total assets	5,147,059	6,581,324

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	493,614	628,721
Accounts payable	181,448	194,325
Accrued expenses and other payables	160,401	152,534
Deferred revenue	68,003	90,192
Operating lease liabilities, current	31,869	50,888
Finance lease and other financing obligations, current	125,318	31,629
Total current third-party liabilities	1,060,653	1,148,289

Long-term borrowings, excluding current portion	1,335,084	1,213,020
Operating lease liabilities, non-current	66,387	361,502
Finance lease and other financing obligations, non-current	921,965	982,209
Deferred tax liabilities	76,297	91,036
Other long-term liabilities	29,950	34,281
Total third-party liabilities	3,490,336	3,830,337
Amounts due to GDS Holdings and its non-VIE subsidiaries, net	1,534,768	2,531,025
Total liabilities	5,025,104	6,361,362

As of December 31, 2019 and 2020, accounts receivable of RMB83,468 and RMB66,969, respectively, and property and equipment of RMB114,344 and RMB102,248, respectively, of VIEs were pledged solely to secure banking borrowings of VIEs.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Net revenue, net (loss) income, operating, investing and financing cash flows of the VIEs that were included in the Company’s consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Years ended December 31,
	2018	2019	2020

Net revenue	2,712,875	4,013,561	5,453,802
Net (loss) income	(59,757)	99,857	129,254
Net cash provided by operating activities	739,848	414,424	899,132
Net cash used in investing activities	(1,063,826)	(201,995)	(278,744)
Net cash provided by (used in) financing activities	614,575	(43,547)	(20,682)

The unrecognized revenue-producing assets that are held by the VIEs comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

Costs recognized by the VIEs for outsourcing and other services provided by other entities within the Company were RMB1,260,481, RMB2,017,032 and RMB3,076,398 for the years ended December 31, 2018, 2019 and 2020, respectively, net of the services provided to other entities within the Company. These inter-company transactions are eliminated in the consolidated financial statements.

(b)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the allowance for credit losses, the realization of deferred income tax assets, the fair value of share-based compensation awards, the recoverability of long-lived assets, valuation of right-of-use assets and the fair value of the asset retirement obligation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)   Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2019 and 2020.

(d)   Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s use, as security for bank borrowings, related interests and certain special capital expenditures. Upon repayment of bank borrowings and the related interests, the deposits are released by the bank and available for general use by the Company.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(e)   Fair value of financial instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (Note 17 to the consolidated financial statements):

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

(f)   Contract balances

The timing of revenue recognition, billings and cash collections result in accounts receivable, contract assets and contract liabilities (i.e. deferred revenue). Accounts receivable are recorded at the invoice amount, net of an allowance for doubtful account and is recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Prior to the adoption of ASC 326, Financial Instruments - Credit Loss, the Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the accounts receivable aging, and the customers’ repayment patterns. The Company reviews its allowance for doubtful accounts on a customer-by-customer basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Upon adoption of ASC 326 starting from January 1, 2020, the provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Company uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Company’s control. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. The Company does not have any off-balance-sheet credit exposure related to its customers.

A contract asset exists when the Company has transferred products or provided services to its customers but customer payment is contingent upon satisfaction of additional performance obligations. Contract assets are recorded in other current assets and other non-current assets in the consolidated balance sheet.

Deferred revenue (a contract liability) is recognized when the Company has an unconditional right to a payment before it transfers goods or services to customers.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(g)   Fulfilment costs

Fulfilment costs are capitalized when all three of the criteria are met: a) the costs relate directly to a contract or an anticipated contract that the Company can specifically identify; b) the costs generate or enhance resources of the Company that will be used in satisfying or continuing to satisfy future performance obligations; and c) the costs are expected to be recovered. The asset recognized from capitalizing the costs to obtain or fulfill a contract is amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. As of December 31, 2019 and 2020, the Company recorded capitalized fulfilment cost of nil and RMB128,983 in other non-current assets.

(h)   Equity method investments

The Company’s investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are generally accounted for under the equity method of accounting, as the Company concluded it does not have control, but has the ability to exercise significant influence over the investees. Equity method investments are initially measured at cost, and are subsequently adjusted for cash contributions, distributions and the Company’s share of the income and losses of the investees. The Company records its equity method investment in other non-current assets on the consolidated balance sheet. The Company’s proportionate share of the income or loss from its equity method investment are recorded in others, net on the consolidated statement of operations. The Company reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees’ fair value. The Company did not record any impairment charges related to its equity method investment for the years ended December 31, 2019 and 2020.

(i)   Property and equipment

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

(j)    Leases

The Company is a lessee in several non-cancellable operating leases and finance leases, primarily for data centers, lands, offices and other equipment. The Company adopted ASC 842 , Leases, on January 1, 2019, using a modified retrospective method.

The Company determines if an arrangement is or contains a lease at its inception.

The Company recognizes lease liabilities and right-of-use (“ROU”) assets at lease commencement date. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and is subsequently measured at amortized cost using the effective-interest method. Since most of the Company’s leases do not provide an implicit rate, the Company uses its own incremental borrowing rate on a collateralized basis in determining the present value of unpaid lease payments.

ROU assets are initially measured at cost, which consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. For operating leases, the Company recognizes a single lease cost on a straight-line basis over the remaining lease term. For finance leases, the ROU assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. Amortization of the ROU assets are recognized and presented separately from interest expense on the lease liability. For leases acquired in business combinations or asset acquisitions, ROU assets also include unamortized balance of an asset or liability recognized in accordance with ASC 805 relating to favorable or unfavorable lease terms.

ROU assets for operating and finance leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC 360-10, Property, Plant, and Equipment—Overall, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Prior to the adoption of ASC 842, Leases, prepayment for land use rights are presented as prepaid land use rights on the consolidated balance sheet and are measured at cost and subsequently amortized using the straight-line method. Upon the adoption of ASC 842 on January 1, 2019, land use rights acquired are assessed in accordance with ASC 842 and recognized in operating lease ROU assets if they meet the definition of operating lease, or property and equipment if they meet the definition of finance lease.

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

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The corresponding asset retirement costs are capitalized as part of the cost of leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the term of the lease subsequent to the initial measurement. The Company accretes the liability in relation to the asset retirement obligations over time and the accretion expense is recorded in cost of revenue.

Asset retirement obligations are recorded in other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability:

Asset retirement obligations as of January 1, 2018	17,648
Additions	16,391
Accretion expense	1,840
Asset retirement obligations as of December 31, 2018	35,879
Additions	13,572
Accretion expense	2,990
Asset retirement obligations as of December 31, 2019	52,441
Additions	20,384
Accretion expense	4,084
Asset retirement obligations as of December 31, 2020	76,909

(l)   Intangible assets

Intangible assets acquired in the acquisitions comprised of customer relationships and licenses.

The weighted-average amortization period by major intangible asset class is as follows:

Customer relationships	5-15 years
Licenses	20 years

Customer relationships represent the orders, backlog and customer lists, which arise from contractual rights or through means other than contracts. Customer relationships are amortized using a straight-line method, as the pattern in which the economic benefits of the intangible assets are consumed or used up cannot be reliably determined. The amortization period of customer relationships is determined based on the remaining contractual period of the contracts with the customers at the time of acquisition and an estimate of the contract renewal period.

Licenses are amortized using a straight-line method over the estimated beneficial period. The amortization period of licenses is determined based on the terms of those licenses.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(m)   Prepaid land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR acquired before the adoption of ASC 842, and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the remaining terms of the land use right ranging from 26 to 41 years.

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

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. In assessing the qualitative factors, the Company considered the impact of key factors such as changes in the general economic conditions, changes in industry and competitive environment, stock price, actual revenue performance compared to previous years, and cash flow generation. Based on the results of the qualitative assessment completed as of December 31, 2020, there were no indicators of impairment. No impairment losses were recorded for goodwill for the years ended December 31, 2018, 2019 and 2020.

(o)   Impairment of long-lived assets

Long-lived assets (primarily including property and equipment, operating lease ROU assets and prepaid land use rights) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived assets or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the purposes of impairment testing of long-lived assets, the Company has concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there were circumstances that require a long-lived asset or asset group for certain data centers be tested for possible impairment, the Company compared undiscounted cash flows generated by that asset or asset group to its carrying amount. As a result of the test, the carrying amount of the long-lived assets or asset group is recoverable on an undiscounted cash flow basis. Accordingly, no impairment losses were recorded for long-lived assets for the years ended December 31, 2018, 2019 and 2020.

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

As of December 31, 2019 and 2020, the Company recorded a VAT recoverable of RMB129,994 and RMB155,620 in current assets, and RMB888,483 and RMB1,445,521 in non-current assets, respectively. The Company also recorded VAT payables of RMB7,886 and RMB6,838 in accrued expenses and other payables, in the consolidated balance sheets as of December 31, 2019 and 2020, respectively.

(q)   Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At the end of each reporting period, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss.

The Company entered into interest rate swap contracts primarily for the purpose to manage the interest rate risk for the long-term borrowings. The Company has elected not to apply hedge accounting to these derivative instruments and recognized all derivatives on the Company’s consolidated balance sheets at fair value. The Company estimates the fair value of its interest rate swap contracts using a pricing model based on market observable inputs. Fair value gains or losses associated with interest rate swap contracts are recorded within interest expenses in the Company’s consolidated statements of operations. Cash received or paid for realized gains or losses associated with interest rate swap contracts are included in operating cash flows in the consolidated statements of cash flows.

For further information on derivative financial instruments, see Note 16 below.

(r)   Commitment and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

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

The Company’s colocation service and managed service contracts with customers contain both lease and nonlease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company elected to apply the practical expedient on the contracts that meet the conditions. In addition, the Company has performed a qualitative analysis to determine that the non-lease component is the predominant component of its revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the conditions required to adopt the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2019 and 2020. The Company has elected to apply the practical expedient on a prospective basis.

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

(u)    Research and development and advertising costs

Research and development and advertising costs are expensed as incurred. Research and development costs amounted to RMB13,915, RMB21,627 and RMB40,049 in 2018, 2019 and 2020, respectively. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company’s services and products.

Advertising costs amounted to RMB6,332, RMB7,454 and RMB14,778 in 2018, 2019 and 2020, respectively.

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

As of December 31, 2019 and 2020, deferred government grants of RMB6,507 and RMB6,196 are recorded in other long-term liabilities, respectively. Deferred government grants of RMB6,003 and nil are recorded in accrued expenses and other payables in the consolidated balance sheets as of December 31, 2019 and 2020, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(w)   Capitalized interest

A reconciliation of total interest costs to ‘‘Interest expenses’’ as reported in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Years ended December 31,
	2018	2019	2020

Total interest costs	749,730	1,040,898	1,402,015
Less: interest costs capitalized	(93,544)	(72,205)	(85,509)

Interest expenses	656,186	968,693	1,316,506

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

Unamortised debt issuance costs of RMB273,822 and RMB226,085 are presented as a reduction of debt as of December 31, 2019 and 2020, respectively.

(y)    Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

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

For further information on share-based compensation, see Note 19 below.

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

(bb) Foreign currency translation and foreign currency risks

The functional currency of GDS Holdings is the United States dollar(“USD”) whereas the functional currency of its PRC subsidiaries and consolidated VIEs in PRC, subsidiaries in Hong Kong SAR and subsidiaries in Singapore is the RMB, Hong Kong dollar (“HKD”) and Singapore dollar (“SGD”), respectively. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and restricted cash denominated in RMB amounted to RMB2,119,758 and RMB3,554,424 as of December 31, 2019 and 2020, respectively.

As of December 31, 2020, the Company’s cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong SAR, US and Singapore, and were denominated in the following currencies:

	RMB	USD	HKD	JPY	EUR	SGD
In PRC	3,528,438	1,337,547	—	—	—	—
In Hong Kong SAR	25,986	511,405	185,909	35,821	146	—
In US	—	10,271	—	—	—	—
In Singapore	—	97,757	—	—	—	1,927
Total in original currency	3,554,424	1,956,980	185,909	35,821	146	1,927
RMB equivalent	3,554,424	12,769,100	156,461	2,265	1,175	9,504

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

(dd) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) available to the Company’s ordinary shareholders is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s redeemable preferred shares (Note 14) are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.

Diluted earnings (loss) per share is calculated by dividing net income (loss) available to the Company’s ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents include the ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method) and conversion of redeemable preferred shares and convertible bonds (using the as-if-converted method). Potential dilutive securities are not included in the calculation of diluted earnings (loss) per share if the impact is anti-dilutive.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(ee) Changes in accounting principle

1)

The Company adopted ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement on January 1, 2020. This ASU changes the fair value measurement disclosure requirements of ASC 820. Under this ASU, key provisions include new, eliminated and modified disclosure. The adoption of this ASU does not have a material impact on the consolidated financial statements.

2)

The Company adopted ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment on January 1, 2020. This ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU is applied on a prospective basis. The adoption of this standard does not have impact on the Company’s consolidated financial statements.

3)

The Company adopted ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326” on January 1, 2020 using the modified retrospective approach. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASC 326 eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. This adoption did not have material impact on the Company’s consolidated financial statements.

(ff) Recently issued accounting standards

In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740), Simplifying the Accounting for Income Taxes, which simplifies accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public entities, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted including adoption in any interim period for periods for which financial statements have not yet been issued. The adoption of this standard is not expected to have a significant impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The adoption of this standard is not expected to have a significant impact on its consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), which reduces the number of accounting models for convertible debt instruments and convertible preferred stock and clarifies the scope and certain requirements under Subtopic 815-40. The ASU also improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity’s own equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact on the adoption of this standard will have on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables - Nonrefundable Fees and Other Costs, which clarifies that an entity should reevaluate for each reporting period whether a callable debt security is within the scope of certain guidance in ASC 310-20 that was issued in ASU 2017-08, Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The adoption of this standard is not expected to have a significant impact on its consolidated financial statements.

3     CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As of December 31,
	2019	2020

Cash	5,810,938	16,259,457
Restricted cash - current assets	34,299	86,829
Restricted cash - non-current assets	128,025	146,643

Total cash and restricted cash shown in the consolidated statements of cash flows	5,973,262	16,492,929

Restricted cash included in non-current assets was to secure the repayment of long-term bank borrowings and related interests.

4     CONTRACT BALANCES

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2019	2020

Accounts receivable	881,177	1,482,498
Less: allowance for doubtful accounts	(133)	(2,163)
Accounts receivable, net	881,044	1,480,335

Including:
- Current portion	879,962	1,480,335
- Non-current portion	1,082	—

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2019 and 2020, the accounts receivable expected to be received after one year amounted to RMB1,082 and nil were recorded in other non-current assets in the consolidated balance sheet, respectively.

Accounts receivable of RMB520,382 and RMB819,578 was pledged as security for bank loans (Note 9) as of December 31, 2019 and 2020, respectively. Accounts receivable of RMB128,353 was pledged as security for finance lease and other financing obligations (Note 12) as of December 31, 2020.

The following table presents the movement of the allowance for doubtful accounts:

	Years ended December 31,
	2018	2019	2020

Balance at the beginning of the year	—	241	133
Allowance made during the year	241	274	2,032
Write-off during the year	—	(382)	—
Foreign exchange impact	—	—	(2)
Balance at the end of the year	241	133	2,163

During the years ended December 31, 2018, 2019 and 2020, the Company made an allowance on accounts receivable of RMB241, RMB274 and RMB2,032, respectively.

Deferred Revenue

The opening and closing balances of the Company’s deferred revenue are as following:

Deferred revenue

Beginning balance as of January 1, 2020	105,735
Increase	5,804

Closing balance as of December 31, 2020	111,539

The difference between the opening and closing balances of the Company’s deferred revenue primarily results from the timing difference between the satisfaction of the Company’s performance obligation and the customer’s payment. As of December 31, 2019 and 2020, the deferred revenue expected to be recognized as revenue after one year amounted to RMB15,419 and RMB14,871, respectively, were recorded in other long-term liabilities in the consolidated balance sheet. The amounts of revenue recognized during the years ended December 31, 2018, 2019 and 2020 from the opening deferred revenue balance was RMB43,192, RMB66,500 and RMB96,084, respectively.

Remaining performance obligations

The Company elected to apply the practical expedient that allows the Company not to disclose the remaining performance obligations for variable considerations. This includes usage-based contracts for certain colocation and managed hosting services.

As of December 31, 2020, approximately RMB 2,261,990 of total revenues and deferred revenues, excluding any variable considerations, are expected to be recognized in future periods, the majority of which will be recognized over the next four years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2020
At cost:
Land	855,310	808,651
Buildings	5,964,048	9,552,953
Data center equipment	5,567,606	10,694,057
Leasehold improvement	6,111,733	7,307,207
Furniture and office equipment	61,974	97,039
Vehicles	4,115	4,383
	18,564,786	28,464,290
Less: Accumulated depreciation	(2,580,320)	(4,127,504)
	15,984,466	24,336,786
Construction in progress	3,200,173	5,259,275
Property and equipment, net	19,184,639	29,596,061
(1)	The carrying amounts of the Company’s property and equipment acquired under finance leases and other financing arrangement were RMB6,070,349 and RMB8,207,825 as of December 31, 2019 and 2020, respectively.
(2)	Depreciation of property and equipment (including assets acquired under finance leases and other financing arrangement) was RMB682,451, RMB1,057,171 and RMB1,543,130 for the years ended December 31, 2018, 2019 and 2020, respectively, and included in the following captions:

	Years ended December 31,
	2018	2019	2020

Cost of revenue	674,560	1,045,446	1,418,846
General and administrative expenses	7,319	10,448	120,604
Research and development expenses	572	1,277	3,680
	682,451	1,057,171	1,543,130

(3)	Property and equipment with net a book value of RMB2,493,872 and RMB3,497,447 was pledged as security for bank loans (Note 9) and other financing obligations (Note 12) as of December 31, 2019 and 2020, respectively.
(4)	As of December 31, 2019 and 2020, payables for purchase of property and equipment that are contractually due beyond one year of RMB231,458 and RMB139,162, respectively, are recorded in other long-term liabilities in the consolidated balance sheets.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

6     INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

		As of December 31,
	Note	2019	2020

Customer relationships	8	547,322	952,100
Licenses		6,000	15,782
		553,322	967,882
Less: accumulated amortization		(158,694)	(182,560)
Intangible assets, net		394,628	785,322

The Company’s customer relationships were acquired in business combinations (Note 8). Amortization of intangible assets was RMB52,974, RMB58,312 and RMB68,688 for the years ended December 31, 2018, 2019 and 2020, respectively.

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2021	114,844
2022	114,844
2023	113,302
2024	106,443
2025	92,131
Thereafter	243,758
Total	785,322

7     PREPAID LAND USE RIGHTS

Prepaid land use rights, representing the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR acquired before the adoption of ASC 842, consisted of the following:

	As of December 31,
	2019	2020

Prepaid land use rights	782,319	736,695
Less: Accumulated amortization	(35,132)	(58,505)
Prepaid land use rights, net	747,187	678,190

Amortization of prepaid land use rights was RMB6,082, RMB26,393 and RMB26,656 for the years ended December 31, 2018, 2019 and 2020, respectively.

Prepaid land use rights with a net book value of RMB741,032 and RMB678,190 were pledged as security for bank loans (Note 9) as of December 31, 2019 and 2020, respectively.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

8     BUSINESS COMBINATIONS

The movement of goodwill is set out as below:

	As of December 31,
	2019	2020

Balance at the beginning of the year	1,751,970	1,905,840
Addition during the year	153,870	746,015
Measurement period adjustments	—	(55,462)
Balance at end of year	1,905,840	2,596,393

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. The goodwill is not deductible for tax purposes. Goodwill is assigned to the design, build-out and operation of data centers reporting unit.

Guangzhou 3 Acquisition

On May 2, 2018, the Company consummated an acquisition of all equity interests in a target group comprising onshore and offshore entities from third parties for an aggregate cash consideration of RMB262,244 (including contingent considerations of RMB245,244). As of the acquisition date, the Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB262,244. As of December 31, 2019, the fair value of remaining consideration payable was RMB118,336, of which RMB95,274 and RMB23,062 were recorded in other payables and other long-term liabilities, respectively. Pursuant to a supplemental agreement entered into between the seller and the Company in May 2020, both parties agreed to reduce the total cash consideration (including contingent consideration) from RMB262,244 to RMB207,310, subject to the achievement of the revised conditions as set out in the supplemental agreement. The adjustment of the cash consideration of RMB55,154 was recognized as gain from purchase price adjustment in the consolidated statement of operations for the year ended December 31, 2020. As of December 31, 2020, the fair value of remaining consideration payable was RMB36,412, which was recorded in other payables. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

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

The amounts of net revenue and net loss of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2018 amounted to RMB85,298 and RMB11,727, respectively.

Shanghai 11 Acquisition

On June 1, 2018, the Company consummated an acquisition of all equity interests in a target entity from third parties for an aggregate cash consideration of RMB320,000 (including contingent considerations of RMB70,000). As of the acquisition date, the Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB320,000. As of December 31, 2020, the Company had fully paid the consideration.

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

	Note
Fair value of consideration	(i)	319,119
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(404)
Property and equipment		(233,405)
Identifiable intangible assets	(ii)	(57,000)
Other assets		(94,647)
Accounts payable		91,136
Deferred tax liabilities		9,995
Other liabilities		5,377
Total identifiable net assets		(278,948)
Goodwill	(iii)	40,171
Note (i):	The fair value of the consideration represents the present value of the purchase price of RMB320,000.
Note (ii):	Identifiable intangible assets acquired consisted of customer relationships of RMB23,000 with an estimated useful life of 10 years and favourable lease of RMB34,000 with an estimated useful life of 13.6 years. The favourable lease was reclassified to operating lease ROU assets upon adoption of ASC 842, Leases, on January 1, 2019.
Note (iii):	Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target entity with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes.

The amounts of net revenue and net loss of the target entity included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2018 amounted to RMB35,489 and RMB2,924, respectively.

Guangzhou 6 Acquisition

On October 18, 2019, the Company consummated an acquisition of all equity interests in a target entity from a third party for an aggregate cash consideration of RMB431,727 (including contingent considerations of RMB243,736). As of the acquisition date, the Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB431,727. As of December 31, 2020, the fair value of remaining consideration payable was RMB225,920, which was recorded in other payables. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

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
Note (iv):

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target entity with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes.

The amounts of net revenue and net loss of the target entity included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2019 amounted to nil and RMB8,816, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Beijing 10, Beijing 11 and Beijing 12 Acquisition

On June 5, 2020, the Company consummated an acquisition of all equity interests in a target group from third parties. The target group owns three data center projects (“Beijing 10, Beijing 11 and Beijing 12”) in Beijing, China. Pursuant to the share purchase agreement, the considerations included purchase price adjustments resulting from the differences between the fair value of certain assets and liabilities on the date of acquisition compared to the estimated fair value used to determine the closing considerations. The Company initially estimated the considerations to be RMB847,586 (including contingent considerations of RMB130,720). Subsequent to the Company’s reporting of the provisional amounts recognized for this acquisition in its consolidated financial statements as of and for the six months ended June 30, 2020, additional information was obtained related to facts and circumstances that existed as of the acquisition date. Based on the additional information, the Company has revised its estimate for the aggregate cash consideration to RMB788,554 (including contingent considerations of RMB133,032) and the fair value measurements of certain assets acquired and liabilities assumed.

The identifiable assets acquired and liabilities assumed were recorded at their provisional amounts on the acquisition date and consisted of the following major items.

		Estimated
		fair value, as		Estimated
		previously	Adjustments	fair value, as
	Note	reported	(Note (v))	adjusted
Fair value of consideration		847,586	(59,032)	788,554
Effective settlement of pre-existing relationships upon consolidation	(i)	34,477		34,477
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(2,349)		(2,349)
Accounts receivable		(81,027)	(2,107)	(83,134)
Property and equipment	(ii)	(1,971,432)	(36,176)	(2,007,608)
Operating lease ROU assets		(94,821)		(94,821)
Identifiable intangible assets	(iii)	(191,000)		(191,000)
Other assets		(149,956)	7,327	(142,629)
Accounts payable		727,043	29,864	756,907
Finance lease and other financing obligations, current		171,979	2,980	174,959
Operating lease liabilities, current		6,092	890	6,982
Finance lease and other financing obligations, non-current		1,062,114		1,062,114
Operating lease liabilities, non-current		92,360		92,360
Deferred tax liabilities		13,833		13,833
Other liabilities		38,586	792	39,378
Total identifiable net assets		(378,578)	3,570	(375,008)
Goodwill	(iv)	503,485	(55,462)	448,023
Note (i):	Prior to the acquisition, the Company had receivables from the target group of RMB34,477, which was effectively settled upon completion of the acquisition.
Note (ii):	Property and equipment acquired included properties acquired under finance lease of RMB632,427.
Note (iii):	Identifiable intangible assets acquired consisted of customer relationships of RMB191,000 with an estimated useful life of 7.6 years.
Note (iv):	Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target group with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes.
Note (v):	The adjustments noted in the table above were a result of information obtained subsequent to the Company’s initial reporting of provisional amounts in accordance with ASC 805, Business Combinations.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company estimated that, pursuant to the share purchase agreement, all specified conditions related to the contingent considerations would be met and the Company would be required to settle full amount of the revised purchase price of RMB788,554. As of December 31, 2020, the fair value of remaining consideration payable was RMB55,094, which was recorded in other payables. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

The amounts of net revenue and net profit of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2020 amounted to RMB281,926 and RMB14,083, respectively.

Shanghai 19 Acquisition

On November 17, 2020, the Company consummated an acquisition of all equity interests in a target group from third parties for an aggregate cash consideration of RMB62,480, which was fully paid during 2020.

The target group owns a data center project (“Shanghai 19 Phase I and II”) in Shanghai, China.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration		62,480
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(2,001)
Property and equipment		(372,093)
Operating lease ROU assets		(215,230)
Identifiable intangible assets	(i)	(56,100)
Other assets		(18,354)
Accounts payable		360,381
Operating lease liabilities, current		2,676
Operating lease liabilities, non-current		186,532
Deferred tax liabilities		16,322
Other liabilities		69,122
Total identifiable net assets		(28,745)
Goodwill	(ii)	33,735
Note (i):	Identifiable intangible assets acquired consisted of customer relationships of RMB56,100 with an estimated useful life of 12.1 years.
Note (ii):	Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target group with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes.

The amounts of net revenue and net loss of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2020 were immaterial.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Beijing 9 Acquisition

On December 18, 2020, the Company consummated an acquisition of all equity interests in a target entity from a third party for an aggregate cash consideration of RMB816,969 (including contingent considerations of RMB463,496). As of December 31, 2020, the fair value of remaining consideration payable was RMB448,304, which was recorded in other payables. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

The target entity owns a data center project (“Beijing 9”) in Beijing, China.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their provisional amounts on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration	(i)	793,043
Effective settlement of pre-existing relationships upon consolidation	(ii)	(65,706)
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(451)
Accounts receivable		(55,072)
Property and equipment	(iii)	(403,556)
Operating lease ROU assets		(82,729)
Identifiable intangible assets	(iv)	(202,500)
Other assets		(70,149)
Accounts payable		16,472
Finance lease and other financing obligations, current		8,028
Operating lease liabilities, current		6,568
Finance lease and other financing obligations, non-current		117,002
Operating lease liabilities, non-current		95,729
Deferred tax liabilities		44,965
Other liabilities		7,151
Total identifiable net assets		(518,542)
Goodwill	(v)	208,795

Note (i): The fair value of consideration represents the present value of the estimated purchase price of RMB811,507 after deduction of a contingent consideration of RMB5,462 not expected to be paid.

Note (ii):Prior to the acquisition, the Company had payables to the target entity of RMB65,706, which was effectively settled upon completion of the acquisition.

Note (iii):Property and equipment acquired included properties acquired under finance lease of RMB101,113.

Note (iv):Identifiable intangible assets acquired consisted of customer relationships of RMB202,500 with an estimated useful life of 6.5 years.

Note (v):Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target entity with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes.

The amounts of net revenue and net profit of the target entity included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2020 were immaterial.

Supplemental pro forma financial information as if the acquisitions had occurred as of the earliest date presented has not been provided as the acquisitions are not material to the Company’s results of operations in 2020.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Asset acquisitions in 2018, 2019 and 2020

In 2018, 2019 and 2020, the Company consummated several acquisitions of certain target entities. These target entities did not meet the definition of a business as of the acquisition date in accordance with ASC 805 Business Combinations, and the acquisitions were accounted for as assets acquisitions. The primary assets acquired were properties self-owned or under finance leases, equipment and leasehold improvements.

9     LOANS AND BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2019	2020

Short-term borrowings	397,213	1,230,756
Current portion of long-term borrowings	740,524	922,634
Sub-total	1,137,737	2,153,390
Long-term borrowings, excluding current portion	8,028,473	10,566,746
Total loans and borrowings	9,166,210	12,720,136

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of December 31,
	2019	2020

Unsecured short-term loans and borrowings	80,000	221,436
Secured short-term loans and borrowings	317,213	1,009,320
	397,213	1,230,756

Short-term borrowings were secured by the following assets:

	As of December 31,
	2019	2020

Accounts receivable	11,535	76,547

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2019 and 2020 were 5.64% and 4.67% per annum, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of December 31,
	2019	2020

Unsecured long-term loans and borrowings	42,500	112,500
Secured long-term loans and borrowings	8,726,497	11,376,880
	8,768,997	11,489,380

Long-term borrowings were secured by the following assets:

	As of December 31,
	2019	2020

Accounts receivable	508,847	743,031
Property and equipment, net	2,493,872	2,918,670
Prepaid land use rights, net	741,032	678,190
Operating lease ROU assets	—	599,120
	3,743,751	4,939,011

The weighted average interest rates of long-term borrowings as of December 31, 2019 and 2020 were 7.40% and 6.73% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

The outstanding long-term borrowings mature serially from 2021 to 2034. The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to December 31, 2020 are as follows:

Long-term borrowings
Twelve months ending December 31,
2021	922,634
2022	1,585,344
2023	2,581,585
2024	2,020,680
2025	1,406,764
Thereafter	2,972,373
11,489,380

The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 15 years.

As of December 31, 2020, the Company had total working capital and project financing credit facilities of RMB23,421,419 from various financial institutions, of which the unused amount was RMB10,505,516. As of December 31, 2020, the Company had drawn down RMB12,915,903, of which RMB1,229,377 (net of debt issuance costs of RMB1,211) was recorded in short-term loans and borrowings and RMB11,489,380 (net of debt issuance costs of RMB195,935) was recorded in long-term loans and borrowings, respectively. Drawdowns from the credit facility are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, the Company could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule:

(i)	STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of the equity interests of STT GDC Pte. Ltd. (“STT GDC”);
(ii)	STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of GDS Holdings, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of GDS Holdings, or (c) is not or ceases to be the single largest shareholder of GDS Holdings;
(iii)	GDS Holdings and GDS Investment Company are not or cease to be, directly or indirectly, the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment Company (in the case of GDS Holdings), GDS Beijing, Global Data Solutions Co., Ltd. (“GDS Suzhou”), a subsidiary company of GDS Beijing and the relevant borrowing subsidiaries;

(iv)	Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou;
(v)	GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;
(vi)	there are changes in the shareholding structure of a principal operating subsidiary of GDS Holdings, as defined in the relevant loan facility agreement; and
(vii)	the IDC license of GDS Beijing, the borrowing subsidiaries, other affiliated entities, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fail to be renewed on or before the expiry date.

There are certain other events in the loan facility agreements the occurrence of which could obligate GDS Holdings to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule,including, among others, if the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if GDS Holdings fails to maintain its shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement : (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) The Stock Exchange of Hong Kong Limited; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if the Company (i) fails to repay any financial indebtedness in an aggregate amount exceeding US$4,500, or,in some cases, RMB50,000, when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the People’s Bank of China (“PBOC”) in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2020, the Company was in compliance with all of the abovementioned covenants.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

10   CONVERTIBLE BONDS PAYABLE

Convertible Notes due June 1, 2025 issued by the Company (“Convertible Bonds due 2025”)

On June 5, 2018, the Company completed its issuance of Convertible Bonds due 2025 in an aggregate principal amount of US$300,000. The related issuance costs of US$8,948 were deducted from principal of the Convertible Bonds due 2025 and amortized over the period from issuance to the first put date (i.e. June 1, 2023) using the effective interest rate method. As of December 31, 2020, accrued interests of RMB3,262 were recorded in accrued expenses.

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

The Company determined that the embedded conversion option of the Convertible Bonds due 2025 was not required to be accounted for as an embedded derivative pursuant to ASC 815 Derivatives and Hedging. The Company also determined that there was no embedded beneficial conversion feature (“BCF”) attributable to Convertible Bonds due 2025 at the commitment date because the initial conversion price of Convertible Bonds due 2025 was greater than the fair value of the Company’s ordinary shares. Contingent BCF will be assessed upon occurrence of an adjusting event to the conversion price. The Company also determined there was no other embedded derivative to be separated from the Convertible Bonds due 2025.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In the year ended December 31, 2020, Convertible Bonds with principal amount of US$10 were converted into ordinary shares as the holders exercised their conversion option. The Company recorded additional paid-in capital of RMB65 upon conversion. As of December 31, 2020, the outstanding principal amount of Convertible Bonds due 2025 was US$299,990.

The effective interest rate of the convertible bonds, after considering the related issuance cost, was 2.65% as of December 31, 2019 and 2020, respectively.

11   ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2019	2020

Accrued interest expenses	43,776	65,390
Accrued debt issuance costs and other financing costs	28,082	32,512
Income tax payable	93,307	102,683
Other tax payables	28,259	39,372
Consideration payables for acquisitions	362,032	888,693
Deferred government grants	6,003	—
Accrued payroll and welfare benefits	97,486	114,632
Accrued professional fees	41,630	15,281
Accrued data center outsourcing service fees	17,989	1,928
Amount due to related parties	11,988	15,360
Amount due to a financial institution	34,190	83,305
Other accrued operating expenses	38,020	27,152
Other payables	15,121	9,673
	817,883	1,395,981

12   LEASES

The Company enters into lease arrangements primarily for data center spaces, office spaces and equipment.

Data center buildings and land leases

During the year ended December 31, 2020, the Company entered into lease agreements with the landlords to lease the building and land, including those acquired through acquisition of subsidiaries, for certain data centers. The Company assessed the lease classification of the building and land components separately at the commencement date. During the year ended December 31, 2020, the Company recorded additional finance lease liabilities of RMB1,634,419 and operating lease liabilities of RMB768,613 through the above new lease agreements or acquisition of subsidiaries.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Equipment lease

During the year ended December 31, 2020, the Company entered into lease agreements with a third-party lessor for the leases of certain equipment in Hebei, China, in which the underlying assets needs to be constructed. The lessor purchased these underlying assets prior to the lease commencement for the construction based on the Company’s specifications and supervision. The Company had the right to obtain the partially constructed underlying assets at any point during the construction period by making a payment to the lessor, and the Company concluded that it controls the underlying assets before the lease commencement in accordance with ASC 842-40-55-5. Accordingly, the Company recorded an asset for the estimated construction costs incurred for the equipment and a liability for those costs funded by the lessor during the construction period. Upon completion of the construction, the Company will assess if the arrangement qualifies for sales recognition under the sale and lease back accounting guidance. The obligations under above lease arrangements are recognized as other financing obligations.

In 2019, the Company also entered into two lease agreements with a third-party lessor for the leases of certain equipment in Hebei, China. As the ownership of the underlying assets will be transferred to the Company by the end of the lease term, such leases are recognized as finance leases. The relevant leases commenced when the Company received the equipment. The amount paid by the lessor to its vendor for equipment which was not received by the Company at December 31, 2019, was recognized as other financing obligations. Such other financing obligations were reclassified to finance lease obligation upon commencement of the lease in the year ended December 31, 2020.

The components of lease cost are as follows:

	Years ended December 31,
	2019	2020

Finance lease cost:
- Amortization of right-of-use assets	222,101	423,075
- Interest on lease liabilities	299,511	465,692
Operating lease cost	100,469	195,869
Short-term lease cost	5,004	19,987
Variable lease cost (Note)	—	(55,599)

Total lease cost	627,085	1,049,024

Note:  During the year ended December 31, 2020, the Company was granted lease concessions of RMB55,188 by certain landlords due to the effects of the COVID-19 pandemic. The lease concessions were primarily in the form of rent reduction. Such concessions were recognized as variable lease cost (credit) in the period when the concession was granted. In addition, the Company recognized variable lease cost (credit) of RMB411 in the year ended December 31, 2020 for certain finance leases with floating interest rate.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Supplemental cash flow information related to leases is as follows:

	Years ended December 31,
	2019	2020

Cash paid for amounts included in measurement of lease liabilities (Note):
- Operating cash flows from finance leases	(248,417)	(389,679)
- Operating cash flows from operating leases	(116,295)	(141,480)
- Financing cash flows from finance leases	(302,679)	(198,234)

Non-cash information on lease liabilities arising from obtaining ROU assets
- Finance leases	708,757	1,099,698
- Operating leases	333,775	553,154

Note: The above table does not include cash paid for purchase of land use rights and initial direct costs of leases of RMB800,431 and RMB744,761 in the years ended December 31, 2019 and 2020 , respectively, which are included in “Payments for purchase of property and equipment and land use rights” in the consolidated statements of cash flows.

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

	As of December 31,
	2019	2020

Weighted average remaining lease term:
- Finance leases	15.2	13.7
- Operating leases	15.6	15.6

Weighted average discount rate:
- Finance leases	6.91%	7.00%
- Operating leases	6.35%	6.23%

Maturities of lease and other financing obligations were as follows:

	As of December 31, 2019					As of December 31, 2020
			Total of					Total of
			finance lease					finance lease
		Other	and other	Operating			Other	and other	Operating
	Finance lease	financing	financing	lease		Finance lease	financing	financing	lease
	obligations	obligations	obligations	obligations	Total	obligations	obligations	obligations	obligations	Total
Within 1 year	502,261	32,232	534,493	97,993	632,486	577,933	225,350	803,283	180,447	983,730
After 1 year but within 2 years	399,200	37,462	436,662	72,046	508,708	600,348	354,625	954,973	190,243	1,145,216
After 2 years but within 3 years	399,843	72,845	472,688	64,151	536,839	620,461	356,204	976,665	149,300	1,125,965
After 3 years but within 4 years	414,126	69,248	483,374	64,086	547,460	650,855	377,930	1,028,785	151,545	1,180,330
After 4 years but within 5 years	429,902	65,688	495,590	64,547	560,137	681,090	361,073	1,042,163	151,063	1,193,226
After 5 years	5,905,408	163,480	6,068,888	880,855	6,949,743	7,792,794	723,755	8,516,549	1,839,384	10,355,933
Total	8,050,740	440,955	8,491,695	1,243,678	9,735,373	10,923,481	2,398,937	13,322,418	2,661,982	15,984,400

Less: total future interest	(3,387,232)	(121,742)	(3,508,974)	(478,541)	(3,987,515)	(4,343,379)	(578,822)	(4,922,201)	(1,032,829)	(5,955,030)
Less: estimated construction costs	—	(9,127)	(9,127)	—	(9,127)	—	(47,924)	(47,924)	-	(47,924)

Present value of lease and other financing obligations	4,663,508	310,086	4,973,594	765,137	5,738,731	6,580,102	1,772,191	8,352,293	1,629,153	9,981,446
Including:
- Current portion			222,473	55,139	277,612			254,412	86,258	340,670
- Non-current portion			4,751,121	709,998	5,461,119			8,097,881	1,542,895	9,640,776

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2020, the Company has additional leases, primarily for data center buildings, that have not yet commenced with total future lease payments of RMB279,376. These leases are expected to commence in fiscal year 2021 with lease terms of 1 year to 20 years.

Lease and other financing obligations were secured by the following assets:

	As of December 31,
	2019	2020

Accounts receivable	—	128,353
Property and equipment, net	—	578,777
	—	707,130

13   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of December 31,
	2019	2020

Consideration payable for acquisitions	23,062	97,457
Payables for purchase of property and equipment	231,459	139,162
Deferred revenue - non-current (Note 4)	15,419	14,871
Deferred government grants	6,507	6,196
Interest rate swap contracts (Note 16)	10,408	—
Asset retirement obligations	52,441	76,909
Others	6,241	14,662
Total	345,537	349,257

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

The movement of redeemable preferred shares is set out as below:

Redeemable
preferred shares
Balance at January 1, 2019	—
Issuance of redeemable preferred shares	989,349
Change in redemption value of redeemable preferred shares	17,760
Accrual of redeemable preferred shares dividends	40,344
Settlement of redeemable preferred shares dividends	(25,014)
Foreign exchange impact	39,542

Balance at December 31, 2019	1,061,981
Accrual of redeemable preferred shares dividends	52,709
Settlement of redeemable preferred shares dividends	(65,489)
Foreign exchange impact	(68,291)

Balance at December 31, 2020	980,910

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

In addition, if, at any time beginning on March 15, 2022, (i) the volume-weighted average price ("VWAP") per ADS of the GDS Holdings equals or exceeds US$53.40 (adjusted as according to anti-dilution provisions) for at least 20 trading days in any period of 30 consecutive trading days and (ii) the average daily trading volume of the ADS for such 20 qualifying trading days is at least US$10,000 in the aggregate, at the Company’s election, all of the preferred shares then outstanding shall be converted into a number of Class A Ordinary Shares based on the conversion rate then in effect.

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

Repurchase at the Option of the Holder Upon a Fundamental Change

Upon the occurrence of a Fundamental Change, as defined in the share subscription agreement, each holder of preferred shares shall have the right to require the Company to repurchase all or any portion of such holder’s preferred shares at a purchase price per preferred share equal to the greater of

(i)	the sum of (x) 100% multiplied by the Stated Value per preferred share plus (y) an amount equal to accrued but unpaid dividends on such preferred share after the immediately preceding Regular Dividend Payment Date to but excluding the date of repurchase, plus (z) solely in the event that such Fundamental Change occurs prior to the third anniversary of the Issue Date, the present value of all undeclared dividends from the date of redemption to, and including, the third anniversary of the Issue Date, in each case, discounted to the date of redemption on the basis of actual days elapsed (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, which is the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, plus 50 basis points, and
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

The Company has classified these preferred shares as mezzanine equity in the consolidated balance sheets since they are contingently redeemable upon a Fundamental Change or include liquidation preference provisions that are not solely within the Company’s control. The Company evaluated the embedded conversion, call and put options in the preferred shares to determine if they require bifurcation and are accounted for as derivatives, and concluded that there were no embedded derivatives to be bifurcated from the preferred share pursuant to ASC 815. The Company also determined that there was no BCF attributable to the preferred shares because the initial conversion price was higher than the fair value of the Company’s ordinary shares.

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

15   REDEEMABLE NON-CONROLLING INTERESTS

In July 2020, the Company formed a joint venture (“JV”) to undertake a new data center project in Beijing (“Beijing 13” and “Beijing 14”, previously referred to as “Beijing 13” which was then split to two data center projects according to the design) with a private equity fund (“CPE Fund”) controlled by CITIC Private Equity Funds Management Co., Limited. The Company owns a 58% controlling interest in the JV, while CPE Fund owns 42%. On completion of the project and satisfaction of certain other conditions, the Company is required to acquire CPE Fund’s 42% equity interest in the JV, the consideration of which will be calculated based on the power capacity, sales contract with customers and the assets and liabilities of the JV at that time.

The non-controlling interest of JV is redeemable for cash when specified conditions are met, which are not events that are certain to occur. However, the occurrence of these conditions and therefore the Company’s redemption obligations are not solely within the control of the Company. Pursuant to ASC 480-10-S99 and the related guidance, the redeemable non-controlling interest in the JV is accounted for as temporary equity and measured at redemption value. The initial carrying amount of the redeemable non-controlling interests was the capital injection received from CPE Fund in July 2020. The change of the carrying amount of the redeemable non-controlling interests, other than the capital injection received and the net income or loss attributable to redeemable non-controlling interests, is recognized as accretion to redemption value of redeemable non-controlling interests in the consolidated statements of operations and charged against retained earnings or, in the absence of retained earnings, against additional paid-in capital.

The change in the carrying amount of redeemable non-controlling interests is as follows:

Year ended
December 31, 2020
Capital injection from CPE Fund	105,000
Net loss attributable to redeemable non-controlling interests	(2,807)
Accretion to redemption value of redeemable non-controlling interests	18,627

120,820

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

16   DERIVATIVE FINANCIAL INSTRMENTS

As of December 31, 2019 and 2020, the Company had outstanding interest rate swap contracts with notional amounts of US$118,500 and nil, respectively.

The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2019:

	Consolidated balance
	sheets location	As of December 31, 2019

Interest rate swap contracts (not designated as hedging instruments)	Accrued expenses and other payables	351
Interest rate swap contracts (not designated as hedging instruments)	Other long-term liabilities	10,408

The following table reflects the location in the consolidated statements of operations and the amount of realized and unrealized gains/(losses) recognized for the derivative contracts not designated as hedging instruments for the years ended December 31, 2018, 2019 and 2020:

	Consolidated
	statements of	Years ended December 31,
	operations location	2018	2019	2020

Interest rate swap contracts (not designated as hedging instruments) — realized loss	Interest expenses	(75)	(1,652)	(19,814)
Interest rate swap contracts (not designated as hedging instruments) — unrealized (loss) gain	Interest expenses	156	(10,606)	10,039

		81	(12,258)	(9,775)

17   FAIR VALUE MEASUREMENT

The Company did not have financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2020. As of December 31, 2019, the Company’s financial assets and liabilities measured at fair value on a recurring basis were as follows:

Fair value measurement using
Level 2 inputs

Liabilities
- Interest rate swap contracts (Note 16)	10,759

Following is a description of the valuation techniques that the Company uses to measure fair value of other financial assets and financial liabilities:

●	Short-term financial instruments (cash, restricted cash, accounts receivable and payable, short-term borrowings, and accrued expenses and other payables) — cost approximates fair value because of the short maturity period.

GDS HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)
●	Long-term borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry various interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.
●	Convertible Bonds payable—the estimated fair value was RMB2,448,646 and RMB3,683,816 as of December 31, 2019 and 2020 , respectively. The fair value was measured based on the price in the open market.

18   ORDINARY SHARES

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

In June 2020, two investors, Hillhouse Capital (“Hillhouse”) and STT GDC, purchased, through a private placement, of US$400,000 and US$105,000 respectively of 62,153,848 newly issued Class A ordinary shares of the Company at a price equivalent to US$65 per ADS(or US$8.125 per share). The Company received net proceeds of US$500,784 (RMB3,533,285) from this private placement, after deducting underwriting commissions and other issuance costs.

On November 2, 2020, the Company successfully completed its secondary listing in Hong Kong and public offering of 160,000,000 Class A ordinary shares (or 20,000,000 ADSs) at a price of HK$80.88 per share. On November 6, 2020, the underwriters had fully exercised their over-allotment option in respect of 24,000,000 shares (or 3,000,000 ADSs). The Company received net proceeds from this offering of RMB12,441,232, after deducting underwriting discounts and commissions and the offering expenses payable by the Company.

As of December 31, 2020, the Company’s outstanding share capital consisted of 1,427,590,059 Class A ordinary shares and 67,590,336 Class B ordinary shares.

19   SHARE-BASED COMPENSATION

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company adopted the 2016 Equity Incentive Plan (“the 2016 Plan”) in August 2016 for the granting of share options, stock appreciation rights and other stock-based award (collectively referred to as the “Awards”) to key employees and directors. The maximum aggregate number of ordinary shares, which may be subject to Awards under the Plan, is 56,707,560 ordinary shares, provided, however, that the maximum number of unallocated ordinary shares which may be issuable pursuant to Awards are subject to certain automatic approval mechanism up to 3% of total issued and outstanding ordinary shares of the Company, if and whenever the unallocated ordinary shares which may be subject to equity awards under the 2016 Plan accounts for less than 1.5% of the Company’s total issued and outstanding ordinary shares.

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

A summary of the option activity is as follows:

			Weighted
			average
		Weighted	grant-date
	Number	average	fair value
	of options	exercise price	per option
		(RMB)	(RMB)
Options outstanding at January 1, 2018	28,087,236	5.1	3.2
Granted	500,000	5.0	31.2
Exercised	(3,614,464)	5.2	4.5
Forfeited	(193,340)	5.0	6.2

Options outstanding at December 31, 2018	24,779,432	5.3	2.2
Granted	—
Exercised	(10,150,336)	5.6	3.5
Forfeited	—

Options outstanding at December 31, 2019	14,629,096	5.4	1.7
Granted	—
Exercised	(14,222,096)	5.5	1.6
Forfeited	—

Options outstanding at December 31, 2020	407,000	5.1	1.6

Options vested and expected to be vested at December 31, 2020	407,000	5.1	1.6

Total intrinsic value of options exercised was RMB77,917 , RMB266,863 and RMB633,606, respectively, for the years ended December 31, 2018, 2019 and 2020.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table summarizes information with respect to stock options outstanding and stock options exercisable as of December 31, 2020:

Weighted
		average	Weighted
	Number	remaining	average
	of shares	contractual life	exercise price
		(years)	(RMB)
Options outstanding and exercisable	407,000	0.3	5.1

As of December 31, 2019 and 2020, there were no unvested employee or non-employee stock options. Aggregate intrinsic value of options outstanding and exercisable as of December 31, 2020 was RMB29,015.

Settlement of liability-classified restricted shares award

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

In March, June, July and October 2020, the Company issued a total of 190,536 fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB10,089.

Pursuant to ASC 480-10-25-14, such award that is share-settleable for a fixed monetary amount is a liability-classified award and therefore is re-measured each reporting period until settlement.

Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

Restricted shares to directors, officers and employees

In July 2018 , August 2019 and August 2020, the Company granted non-vested restricted shares of 12,941,952, 14,314,160 and 11,520,312, respectively, to employees, officers and directors. The restricted share awards contained service and market conditions, or service and performance conditions, which are tied to the financial performance of the Company. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

A summary of the restricted share activity is as follows:

		Weighted average grant-
	Number of	date fair value per share
	Shares	(RMB)

Unvested at January 1, 2018	24,525,620	5.3
Granted	13,202,512	14.5
Vested	(7,326,620)	6.0
Forfeited	(891,008)	5.9

Unvested at December 31, 2018	29,510,504	9.3
Granted	14,551,472	34.2
Vested	(9,122,432)	9.3
Forfeited	(1,582,248)	10.7

Unvested at December 31, 2019	33,357,296	22.4
Granted	11,710,848	66.7
Vested	(12,684,640)	14.1
Forfeited	(1,364,736)	25.1

Unvested at December 31, 2020	31,018,768	42.4

The Company recognized share-based compensation expenses of RMB89,804, RMB189,447 and RMB333,686 for the years ended December 31, 2018, 2019 and 2020, respectively, for the restricted share awards. As of December 31, 2020, total unrecognized compensation expense relating to the unvested shares was RMB574,564. The expense is expected to be recognized over a weighted average period of 1.73 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2018, 2019 and 2020.

Total intrinsic value of restricted shares vested was RMB160,264, RMB311,923 and RMB827,396, respectively, for the years ended December 31, 2018, 2019 and 2020. Aggregate intrinsic value of unvested restricted shares as of December 31, 2020 was RMB2,369,023.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	August 2018	August 2019	August 2020
Risk-free rate of return	2.047% - 2.418%	1.67% - 1.88%	0.14% - 0.19%
Volatility	71.85%	63.22%	59.23%
Expected dividend yield	0.00%	0.00%	0.00%
Share price at grant date	US$3.125	US$5.02375	US$10.1475
	(RMB21.3)	(RMB34.6)	(RMB70.5)
Expected term	1 – 3 years	1 – 3 years	1 – 3 years

(1)	Volatility

Expected volatility is assumed based on the historical volatility of the Company’s comparable companies or the Company in the period equal to the expected term of each grant.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(2)	Risk-free interest rate

Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

A summary of share-based compensation expenses for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Years ended December 31,
	2018	2019	2020

Costs of revenue	18,008	46,007	89,943
Selling and marketing expenses	25,213	39,436	54,204
General and administrative expenses	61,707	101,949	184,943
Research and development expenses	949	2,364	4,596
Total share-based compensation expenses	105,877	189,756	333,686

20   REVENUE

Net revenue consisted of the following:

	Years ended December 31,
	2018	2019	2020

Colocation services	2,104,259	3,261,745	4,710,923
Managed service and others	655,231	832,826	1,005,945
Service revenue	2,759,490	4,094,571	5,716,868
Equipment sales	32,587	27,834	22,104
Total	2,792,077	4,122,405	5,738,972

21   INCOME TAX

Pursuant to the rules and regulations of the Cayman Islands, GDS Holdings is not subject to any income tax in the Cayman Islands.

Two PRC entities are entitled to PRC Corporate Income Tax (“CIT”) rate of 15% in those years that being recognized as "High and New Technology Enterprise" as long as the relevant requirements are satisfied. All the other PRC subsidiaries and consolidated VIEs of the Company are subject to CIT rate of 25%.

The Company’s Hong Kong SAR subsidiaries are subject to the Hong Kong SAR Profits Tax rate of 16.5%. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2 million of assessable profits earned will be taxed at half the current tax rate (8.25)% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one entity in the group to benefit from the progressive rates.

The Company’s Singapore subsidiaries are subject to the Singapore CIT rate of 17%.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Years ended December 31,
	2018	2019	2020
Loss (income) before income taxes:
PRC	237,232	68,080	(19,765)
Other jurisdictions	202,427	358,353	568,201
Total loss before income taxes	439,659	426,433	548,436

Current tax expenses:
PRC	27,206	65,819	210,503
Other jurisdictions	—	3	14
Total current tax expenses	27,206	65,822	210,517

Deferred tax benefits:
PRC	(36,597)	(50,172)	(89,739)
Other jurisdictions	—	—	—
Total deferred tax benefits	(36,597)	(50,172)	(89,739)

Total income taxes (benefits) expenses	(9,391)	15,650	120,778

The actual income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC statutory income tax rate to loss before income taxes due to the following:

	Years ended December 31,
	2018	2019	2020

PRC enterprise income tax rate	25.0%	25.0%	25.0%
Non-PRC resident enterprises not subject to income tax	(9.2)%	(21.4)%	(27.6)%
Tax differential for entities in non-PRC jurisdiction	(1.2)%	(1.4)%	(1.3)%
Preferential tax rate	0.0%	0.0%	(0.3)%
Tax effect of current year permanent differences	(1.3)%	1.5%	1.0%
Expiration of unused net operating losses	(10.1)%	(1.4)%	(1.3)%
Non-taxable income	0.0%	0.0%	2.5%
Change in valuation allowance	(1.0)%	(8.7)%	(21.3)%
Return to provision adjustment	(0.1)%	2.7%	1.3%
	2.1%	(3.7)%	(22.0)%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
Deferred tax assets:
Allowance for accounts receivable	12	1,959
Government subsidy	3,127	1,549
Accrued expenses	27,601	24,597
Asset retirement obligation	13,110	19,227
Net operating losses carry forwards	267,159	386,999
Total gross deferred tax assets	311,009	434,331
Valuation allowance on deferred tax assets	(205,976)	(328,821)
Deferred tax assets, net of valuation allowance	105,033	105,510

Deferred tax liabilities:
Property and equipment	(171,656)	(154,480)
Intangible assets	(97,102)	(195,093)
Prepaid land use rights	(1,612)	(1,572)
Leases	(9,568)	(70,284)
Accounts receivable	(4,836)	—
Total deferred tax liabilities	(284,774)	(421,429)

Net deferred tax liabilities	(179,741)	(315,919)

Analysis as:
Deferred tax assets	72,931	146,088
Deferred tax liabilities	(252,672)	(462,007)
Net deferred tax liabilities	(179,741)	(315,919)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	Years ended December 31,
	2018	2019	2020

Balance at the beginning of the year	152,241	155,852	205,976
Increase during the year	3,611	50,124	122,845
Balance at the end of the year	155,852	205,976	328,821

As of December 31, 2020, the Company’s net deferred tax assets were RMB146,088, which is net of a valuation allowance of RMB328,821. The deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB386,999 and RMB251,868, respectively as of December 31, 2020. This valuation allowance was related to the deferred tax assets of certain subsidiaries of the Company. These entities were in a cumulative loss position with net operating losses carry forwards which are subject to expiration. Management evaluated the realizability of the deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized, based on the Company’s expectations of future taxable income and timing of net operating losses carry forwards expirations. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB1,421,451 as of December 31, 2020, of which RMB42,278, RMB97,573, RMB299,356, RMB375,780 and RMB606,464 will expire if unused by December 31, 2021, 2022, 2023 , 2024 and 2025, respectively.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The 2008 Enterprise Income Tax Law (the “EIT Law”) includes a provision specifying that legal entities organized outside the PRC are considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that GDS Holdings and its subsidiaries registered outside the PRC are deemed resident enterprises, GDS Holdings and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2019 and 2020, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC.

22   DISTRIBUTION OF PROFIT

Pursuant to the laws and regulations of the PRC, the PRC entities are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. The general reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividend.

These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted portion amounted to RMB7,367,536 and RMB13,109,939 as of December 31, 2019 and 2020, respectively, including non-distributable general reserve fund of RMB15,712 and RMB55,333 as of December 31, 2019 and 2020, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

23   LOSS PER ORDINARY SHARE

The computation of basic and diluted loss per share is as follows:

	Years ended December 31,
	2018	2019	2020

Net loss	(430,268)	(442,083)	(669,214)

Net loss attributable to redeemable non-controlling interests	—	—	2,807
Accretion to redemption value of redeemable non-controlling interests	—	—	(18,627)
Change in redemption value of redeemable preferred shares	—	(17,760)	—
Cumulative dividend on redeemable preferred shares	—	(40,344)	(52,709)
Net loss available to ordinary shareholders	(430,268)	(500,187)	(737,743)

Weighted average number of ordinary shares outstanding - basic and diluted	990,255,959	1,102,953,366	1,253,559,523

Loss per ordinary share - basic and diluted	(0.43)	(0.45)	(0.59)

During the years ended December 31, 2018, 2019 and 2020, the Company issued nil, 48,962,896 and 32,592,288 ordinary shares, respectively, to its share depository bank, which have been and will continue to be used to settle stock option and restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

The following securities were excluded from the computation of diluted loss per share as inclusion would have been anti-dilutive. The share options and restricted shares below represented the maximum number of shares to be issued.

	Years ended December 31,
	2018	2019	2020

Share options/restricted shares	54,289,936	47,986,392	31,425,768
Convertible bonds payable	46,527,600	46,527,600	46,526,049
Total	100,817,536	94,513,992	77,951,817

24   SEGMENT INFORMATION

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

During the years ended December 31, 2018, 2019 and 2020, substantially all of the Company’s operations are in the PRC. As of December 31, 2019 and 2020, the long-lived assets amounted to RMB1,605,892 and RMB1,627,832, respectively, were located in Hong Kong SAR, and substantially all of the remaining long-lived assets were in the PRC.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

25   MAJOR CUSTOMERS

During the year ended December 31, 2018, the Company had three contracting customers, which generated over 10% of the Company’s total revenues or RMB563,698, RMB490,523 and RMB376,881, respectively. During the year ended December 31, 2019, the Company had three contracting customers, which generated over 10% of the Company’s total revenues or RMB1,010,794, RMB712,780 and RMB535,990, respectively. During the year ended December 31, 2020, the Company had three contracting customers, which generated over 10% of the Company’s total revenues or RMB1,347,165, RMB847,620 and RMB674,621, respectively.

26   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

Capital commitments outstanding at December 31, 2019 and 2020 not provided for in the financial statements were as follows:

	As of December 31,
	2019	2020

Contracted for	2,722,084	3,949,623

Commitment for purchase of land use rights was RMB4,500 and RMB20,650 as of December 31, 2019 and 2020 , respectively.

(b)   Lease commitments

The Company’s lease commitments are disclosed in Note 12.

(c)   Litigation contingencies

In August 2018, the Company and its chief executive officer and chief financial officer were named as defendants in a consolidated class action lawsuit filed in the United States District Court. The complaints in the action allege that the Company’s registration statements contained misstatements or omissions regarding its business, operation, and compliance in violation of the U.S. securities laws. As of December 31, 2019, the Company had unpaid legal cost and other related costs of approximately RMB5,748 pertaining to this. On April 7, 2020, the US District Court for the Southern District of New York granted the motion of the defendants (including GDS Holdings, its chief executive officer and chief financial officer) to dismiss the class action lawsuit. On May 6, 2020, plaintiffs filed a notice of appeal of that decision. On June 29, 2020, plaintiffs voluntarily withdrew their appeal, resulting in the dismissal of the case against all Defendants with prejudice.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

27   RELATED PARTY TRANSACTIONS

In 2018, 2019 and 2020, the related parties of the Company are as follows:

Name of party	Relationship

STT GDC	Principal ordinary shareholder of the Company
STT Singapore DC Pte. Ltd.	Subsidiary of STT GDC
STT DEFU 2 Pte. Ltd.	Subsidiary of STT GDC

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Company entered into the following material related party transactions.

(a)   Major transactions with related parties

		Years ended December 31,
		2018	2019	2020

Commission income	(Note)
STT Singapore DC Pte. Ltd.		—	624	553
STT DEFU 2 Pte. Ltd.		—	332	485
		—	956	1,038

(b)  Major balances with related parties

		As of December 31,
		2019	2020

Amount due to related parties:	(Note)
STT Singapore DC Pte. Ltd.		5,350	7,938
STT DEFU 2 Pte. Ltd.		6,638	7,422
		11,988	15,360

Note: During the year ended December 31, 2019, the Company successfully referred a customer to STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. and recognized RMB624 and RMB332, respectively, as commission income. Income earned is based on amount billed on behalf of these two related parties to the ultimate customer amounting to RMB55,392 and RMB43,069, respectively. As of December 31, 2019, amount due to related parties represents the service fee received on behalf of the related parties for one of their customers located in China, which is recorded in accrued expenses and other payables.

During the year ended December 31, 2020, the Company recognized RMB553 and RMB485, respectively, as commission income from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. Income earned is based on amount billed on behalf of these two related parties to the ultimate customer amounting to RMB40,503 and RMB40,256, respectively. As of December 31, 2020, amount due to related parties represents the service fee received on behalf of the related parties for one of their customers, which is recorded in accrued expenses and other payables.

These amounts due to related parties are trade in nature and are settled on a recurring basis.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

28   PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. As of December 31, 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Balance Sheets

	As of December 31,
	2019	2020
Assets

Current assets
Cash	2,560,388	12,312,249
Prepaid expenses	7,048	39,187
Other current assets	21,537	23,136
Total current assets	2,588,973	12,374,572
Restricted cash	27,225	—
Investment and loans to subsidiaries	11,539,590	16,146,058
Other non-current assets	4,954	3,616
Total assets	14,160,742	28,524,246

Liabilities, Mezzanine Equity and Shareholders’ Equity

Current liabilities
Accounts payable	7,168	12,451
Accrued expenses and other payables	49,546	29,790
Due to subsidiaries	928	868
Total current liabilities	57,642	43,109

Long-term borrowings	681,235	—
Convertible bonds payable	2,049,654	1,928,466
Other long-term liabilities	16,649	5,769
Total liabilities	2,805,180	1,977,344

Mezzanine equity
Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2019 and December 31, 2020, respectively; Redemption value of RMB1,061,981 and RMB980,910 as of December 31, 2019 and December 31, 2020, respectively; Liquidation value of RMB1,537,636 and RMB2,576,578 as of December 31, 2019 and December 31, 2020, respectively)	1,061,981	980,910
Total mezzanine equity	1,061,981	980,910

Shareholders' equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 authorized; 1,148,842,379 and 1,427,590,059 Class A ordinary shares issued and outstanding as of December 31, 2019 and 2020, respectively; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2019 and 2020, respectively)	412	507
Additional paid-in capital	12,403,043	28,728,717
Accumulated other comprehensive loss	(52,684)	(439,635)
Accumulated deficit	(2,057,190)	(2,723,597)
Total shareholders’ equity	10,293,581	25,565,992
Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	14,160,742	28,524,246

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Operations

	Years ended December 31,
	2018	2019	2020

Net revenue	—	—	—
Cost of revenue	(21,132)	(50,201)	(94,312)
Gross loss	(21,132)	(50,201)	(94,312)

Operating expenses
Selling and marketing expenses	(26,595)	(40,721)	(58,649)
General and administrative expenses	(96,581)	(153,854)	(224,934)
Research and development expenses	(949)	(2,364)	(4,596)
Loss from operations	(145,257)	(247,140)	(382,491)

Other income (expenses):
Interest income	14,907	48,020	18,641
Interest expenses	(48,809)	(128,539)	(155,605)
Equity in loss of subsidiaries	(251,085)	(114,418)	(144,153)
Others, net	(24)	(6)	(2,799)
Loss before income taxes	(430,268)	(442,083)	(666,407)

Income tax expenses	—	—	—
Net loss	(430,268)	(442,083)	(666,407)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2018	2019	2020

Net loss	(430,268)	(442,083)	(666,407)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	61,434	86,570	(386,951)
Comprehensive loss	(368,834)	(355,513)	(1,053,358)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

	Years ended December 31,
	2018	2019	2020

Operating activities:
Net cash used in operating activities	(33,729)	(48,514)	(45,269)

Investing activities:
Increase of due from subsidiaries	(3,846,353)	(4,473,682)	(4,940,005)
Net cash used in investing activities	(3,846,353)	(4,473,682)	(4,940,005)

Financing activities:
Proceeds from long-term borrowings	413,433	268,100	—
Payment of issuance cost of borrowings	(25,751)	—	(10,619)
Payment of commitment cost of borrowings	—	—	(45,968)
Repayment of long-term borrowings	—	—	(657,820)
Proceeds from exercise of stock options	16,866	55,469	78,748
Net proceeds from issuance of convertible bonds	1,867,304	—	—
Net proceeds from issuance of ordinary shares	1,283,308	4,934,126	15,974,517
Net proceeds from issuance of redeemable preferred shares	—	989,349	—
Payment of redeemable preferred shares dividends	—	(25,014)	(65,489)
Net cash provided by financing activities	3,555,160	6,222,030	15,273,369
Effect of exchange rate changes on cash and restricted cash	143,216	70,291	(563,459)

Net (decrease) increase in cash and restricted cash	(181,706)	1,770,125	9,724,636
Cash and restricted cash at beginning of year	999,194	817,488	2,587,613
Cash and restricted cash at end of year	817,488	2,587,613	12,312,249

Supplemental disclosures of cash flow information
Interest paid	24,308	88,818	92,509

Supplemental disclosures of non-cash investing and financing activities
Settlement of liability-classified restricted share award	6,357	7,984	10,089
Conversion of convertible bonds	—	—	65

29   SUBSEQUENT EVENTS

a)	Acquisition of Beijing 15

In February 2021, the Company entered into share purchase agreements to acquire all equity interests in a target group, which owns a data center (Beijing 15, formerly known as Beijing 14) in Beijing, China, from third parties. The cash consideration will be determined from the estimated total enterprise value of RMB4,330,000 (including contingent portion related to future performance), deducting assumed liabilities (net of certain receivables) on the target group’s financial position and any capital expenditure to be incurred on the closing date. The completion of the acquisition is subject to the fulfilment of certain customary closing conditions.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

b)	Acquisition of Shenzhen 8

In March 2021, the Company entered into a share purchase agreement to acquire all equity interests in a target company, which owns a data center project (Shenzhen 8) in Shenzhen, Guangdong Province, China, from a third party for an estimated purchase price of RMB89,773, which includes contingent considerations of RMB35,909 and is subject to adjustment depending on the target company’s financial position on the closing date. The completion of the acquisition is subject to the fulfilment of certain customary closing conditions.

c)	Acquisition of Tianjin 1

In February 2021, the Company entered into a share purchase agreement to acquire 65% equity interest in a target group which owns a data center project (Tianjin 1) in Tianjin, China from 3rd parties for an estimated aggregate purchase price of RMB133,060, subject to adjustment depending on the target group’s financial position on the closing date. The completion of the acquisition is subject to the fulfilment of certain customary closing conditions.

d)	New project loan facilities

From January 1 to April 9, 2021, four of the subsidiaries of the Company entered into various facility agreements with various third-party banks for a total amount of RMB944,000 with various maturity dates.