Form 20-F
period 2021-12-31
GDS Holdings Ltd
filed 2022-04-28
CIK 1526125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                       to

Commission file number 001-37925

GDS Holdings Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

F4/F5, Building C, Sunland International No. 999 Zhouhai Road Pudong, Shanghai 200137 People’s Republic of China
(Address of principal executive offices)

Contact Person: Mr. Daniel Newman Chief Financial Officer +86-21-2029 2200 F4/F5, Building C, Sunland International No. 999 Zhouhai Road Pudong, Shanghai 200137 People’s Republic of China
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

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2021	1,427,590,059
Class B ordinary shares were outstanding as of December 31, 2021	67,590,336

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

☐ Yes    ☐ No

GDS HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2021

i

Conventions That Apply to This Annual Report on Form 20-F

Unless we indicate otherwise, references in this annual report on Form 20-F to:

●	“2019 PRC Foreign Investment Law” are to the PRC Foreign Investment Law promulgated by the National People’s Congress in March 2019, which became effective on January 1, 2020;
●	“ADSs” are to our American depositary shares, each of which represents eight Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“area committed” are to that part of our area in service which is committed to customers pursuant to customer agreements remaining in effect;
●	“area held for future development” are to the estimated net floor area that we have secured for potential future development by different means, which are not actively under construction;
●	“area in service” are to the entire net floor area of data centers (or phases of data centers) which are ready for service;
●	“area pre-committed” are to that part of our area under construction which is pre-committed to customers pursuant to customer agreements remaining in effect;
●	“area under construction” are to the entire net floor area of data centers (or phases of data centers) which are actively under construction and have not yet reached the stage of being ready for service;
●	“area utilized” are to that part of our area in service that is committed to customers and revenue generating pursuant to the terms of customer agreements remaining in effect;
●	“Articles” or “Articles of Association” are to our Articles of Association (as amended from time to time), adopted on June 29, 2021 and effective on June 29, 2021;
●	“build-operate-transfer data centers” or “B-O-T data centers” are to data centers that we undertake to build and operate for specific customers for their exclusive use, and transfer to such customers at the end of the contract period;
●	“carrier-neutral” or “cloud-neutral” are to data centers that are not owned, operated, or tied to any one network or cloud service provider, respectively;
●	“CBIRC” are to the China Banking and Insurance Regulatory Commission;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, and the special administrative regions of Hong Kong and Macau;
●	“Circular 82” are to the Notice Regarding the Determination of Chinese-controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017;
●	“Class A ordinary shares” are to Class A ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at our general meeting;

●	“Class B ordinary shares” are to Class B ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring weighted voting rights in our company such that a holder of a Class B ordinary share is entitled to 20 votes per share on resolutions tabled at our general meeting for (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances;
●	“commitment rate” are to the ratio of area committed to area in service;
●	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“Controlling Shareholders” are to Mr. Huang and STT GDC, unless the context otherwise requires; such term has the meaning ascribed to it under the Hong Kong Listing Rules;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“Data Center Operation Management Platform” are to the platform we developed and operate which provides real-time information on many aspects of data center operating performance;
●	“DTC” are to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;
●	“Entity List” are to the list maintained by the United States or U.S. Department of Commerce identifying foreign entities believed to be involved, or pose a significant risk of being or becoming involved, in activities contrary to the national security or foreign policy interests of the United States and which are prohibited from acquiring some or all items subject to the U.S. Export Administration Regulations, or EAR;
●	“ESG report” or “Environmental, Social and Governance Report” are to our 2020 ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-37925) on November 30, 2021;
●	“foreign private issuer” are to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
●	“GDS Beijing” are to Beijing Wanguo Chang’an Science and Technology Co., Ltd., a limited liability company established in the PRC on May 30, 2006 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Holdings,” “company,” “our company,” “we,” “our” or “us” are to GDS Holdings Limited, a company incorporated in the Cayman Islands with limited liability on December 1, 2006 and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time;
●	“GDS Investment Company” are to GDS (Shanghai) Investment Co., Ltd. (formerly known as Shanghai Free Trade Zone GDS Management Co., Ltd.), a limited liability company established in the PRC on December 30, 2015 and our wholly-owned indirect subsidiary;
●	“GDS Shanghai” are to Shanghai Shu’an Data Services Co., Ltd., a limited liability company established in the PRC on May 4, 2011 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Suzhou” are to Global Data Solutions Co., Ltd., a limited liability company established in the PRC on September 30, 2000 and a wholly-owned subsidiary of GDS Beijing;
●	“GIC” are to GIC Private Limited, Singapore’s sovereign wealth fund;

●	“gross floor area” are either to the total internal area of buildings which we own, or to the total area under lease with respect to buildings which we lease;
●	“Group,” “our Group” or “the Group” are to GDS Holdings Limited and its subsidiaries (including the variable interest entities) from time to time;
●	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“IDC(s)” are to internet data center(s);
●	“M&A Rules” are to the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors jointly issued by MOFCOM, SASAC, STA, CSRC, SAIC and SAFE on August 8, 2006, effective on September 8, 2006 and further amended on June 22, 2009 by MOFCOM;
●	“Macau” or “Macau S.A.R.” are to the Macau Special Administrative Region of the PRC;
●	“Management HoldCo” are to Shanghai Xinwan Enterprise Management Co., Ltd., a limited liability company established in the PRC on October 16, 2019; as of March 31, 2022, the shareholders of Management HoldCo were Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, design, operation and delivery), Liang Chen (head of data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network business); such shareholders were designated by the board of directors of our company;
●	“Memorandum” or “Memorandum of Association” are to our memorandum of association (as amended from time to time);
●	“MIIT” are to the Ministry of Industry and Information Technology;
●	“MOFCOM” are to the Ministry of Commerce of the PRC;
●	“move-in period” are to the period commencing when part of the area committed under a particular customer agreement becomes area utilized and ending when all of the area committed under such customer agreement becomes area utilized in accordance with the terms of such customer agreement remaining in effect;
●	“Mr. Huang” are to Mr. William Wei Huang, the founder, chairman of the board, and chief executive officer of our company and a Controlling Shareholder;
●	“Nasdaq” are to the Nasdaq Global Market;
●	“NDRC” are to the National Development and Reform Commission;

●	“Negative List (2021)” are to the Special Administrative Measures (Negative List) for Foreign Investment Access, most recently jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and which became effective on January 1, 2022, as amended, supplemented or otherwise modified from time to time;
●	“net floor area” are to the total internal area of the computer rooms within each data center where customers can house, power and cool their computer systems and networking equipment;
●	“ordinary shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.00005 per share;
●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“PRC government” or “State” are to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
●	“pre-commitment rate” are to the ratio of area pre-committed to area under construction;
●	“Principal Share Registrar” are to Conyers Trust Company (Cayman) Limited;
●	“PUE” are to power usage effectiveness;
●	“PUE ratio” are to power usage effectiveness ratio, a metric used to determine the energy efficiency of a data center; it is determined by dividing the total amount of power consumed by the data center by the total amount of power consumed directly by customers to operate their IT systems housed in the data center;
●	“ready for service” are to data centers (or phases of data centers) which have passed commissioning and testing, obtained government approvals for operation, are fully supplied with power, and contain one or more computer rooms fully equipped and fitted out ready for utilization by customers;
●	“RMB” or “Renminbi” are to Renminbi, the lawful currency of the PRC;
●	“SAFE” are to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
●	“SAFE Circular 37” are to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by SAFE with effect from July 4, 2014;
●	“SAIC” are to the State Administration for Industry and Commerce of the PRC, currently known as the PRC State Administration for Market Regulation;
●	“SASAC” are to the State-owned Assets Supervision and Administration Commission of the State Council;
●	“SCNPC” are to the Standing Committee of the National People’s Congress of the PRC;
●	“SEC” are to the United States Securities and Exchange Commission;

●	“self-developed data centers” are to data centers operated by us that we either purpose-build from the ground up, develop from building shells purpose-built for us, convert from existing buildings, acquire, or build, operate, and transfer pursuant to contacts with specific customers;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shareholder(s)” are to holder(s) of ordinary shares and, where the context requires, ADSs;
●	“sqm” are to square meters;
●	“STA” are to the State Taxation Administration of the PRC;
●	“State Council” are to the PRC State Council;
●	“STT GDC” are to STT GDC Pte. Ltd., a private limited liability company incorporated in Singapore on November 21, 2012, and a wholly owned subsidiary of STT Communications Ltd, which is in turn a wholly owned subsidiary of Singapore Technologies Telemedia Pte. Ltd, or ST Telemedia;
●	“Takeovers Codes” are to the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong;
●	“third-party data centers” are to data center net floor area operated by us that we lease on a wholesale basis from other data center providers and use to provide data center services to our customers;
●	“Tier 1 markets” are to the areas in and around the cities of Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing;
●	“total area committed” are to the sum of area committed and area pre-committed;
●	“UK” or “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland;
●	“U.S.” or “United States” are to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
●	“US$” or “U.S. dollars” are to the legal currency of the United States;
●	“utilization rate” are to the ratio of area utilized to area in service;
●	“variable interest entities,” “VIE” or “VIEs” are to the variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the VATS licenses, or other business operation licenses or approvals, in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;

●	“VAT” are to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
●	“VATS” are to value-added telecommunications services;
●	“VIE structure” or “Contractual Arrangements with Affiliated Consolidated Entities” or “contractual arrangements with the consolidated VIEs” are to the variable interest entity structure; and
●	“WFOE(s)” are to wholly foreign owned enterprise(s) incorporated in the PRC which is/are directly or indirectly wholly owned by our company.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude Class A ordinary shares issuable upon (i) conversion of our convertible senior notes and (ii) conversion of our convertible preferred shares.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021.

Our ADSs are listed on the Nasdaq Global Market under the ticker symbol “GDS.” Our ordinary shares are listed on the Hong Kong Stock Exchange under the stock code “9698.”

Special Note Regarding Forward-Looking Statements

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.    KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated Affiliated Entities

GDS Holdings Limited is not an operating company in China, but instead is a Cayman Islands holding company. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in telecommunications-related businesses, including the provision of VATS. Our internet data center businesses are classified as VATS by the PRC government. Accordingly, we operate substantially all of these business operations in China through the consolidated VIEs and their subsidiaries, as well as through our subsidiaries, and rely on contractual arrangements, described below, to control the business operations of the consolidated VIEs. GDS Holdings Limited has no equity ownership in the consolidated VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 97.4%, 95.0% and 96.1% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to a company incorporated in the Cayman Islands and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time. Investors in our ADSs are not purchasing an equity interest in the consolidated VIEs and their subsidiaries in China, but instead are purchasing an equity interest in a Cayman Islands holding company and its subsidiaries (excluding the VIEs and their subsidiaries).

Our wholly-owned PRC subsidiary, the consolidated VIEs and their shareholders have entered into a series of contractual arrangements, including equity interest pledge agreements, shareholder voting rights proxy agreements, exclusive technology license and service agreements, intellectual property rights license agreements, exclusive call option agreements and loan agreements. The terms in each set of contractual arrangements with the consolidated VIEs and their shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.” We rely on these contractual arrangements to control the business operations of the consolidated VIEs. As a result of these contractual arrangements, we are the primary beneficiary of Management HoldCo, GDS Shanghai, GDS Beijing and their respective subsidiaries, and, therefore, have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIEs and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the consolidated VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The individual management shareholders of our Management HoldCo may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the contractual arrangements. It is uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate businesses which are classified as VATS by the PRC government and are prohibited or restricted to foreign investment. Furthermore, if future legislation mandates further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance, and business operations could be materially and adversely affected. Further, if our corporate structure or contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, we could be subject to severe penalties, and the relevant regulatory authorities would have broad discretion in dealing with such violations. As a result, we would be unable to direct the activities of the consolidated VIEs and their subsidiaries, receive their economic benefits and/or claim our contractual control rights over the assets of the VIEs and their subsidiaries that conduct substantially all of our operations in China, we would no longer be able to consolidate such VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect our financial condition and results of operations, and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure -Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

In addition, we face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data security and protection, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States, Hong Kong or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of our securities to significantly decline or become worthless. For more details of the risks we face related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in People’s Republic of China.”

The PRC government’s significant authority in regulating our operations, as well as its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations of this nature may cause the value of our securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in People’s Republic of China—Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in People’s Republic of China—We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.”

Cash Flows through our Organization

GDS Holdings Limited is a holding company with no material operations of its own. As a result, although other means are available for us to obtain financing at the holding company level, our company’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries. We conduct our operations primarily through our subsidiaries and consolidated VIEs and their subsidiaries. GDS Holdings Limited provides continuing financial support to our subsidiaries for business expansion, while our subsidiaries also obtain financings through borrowings from various financial institutions. Meanwhile, for compliance purpose, the VIEs and their subsidiaries are the contracting party for our IDC service agreements, and our subsidiaries, as the owners of most of the self-developed data center assets, provide outsourcing and other services to the VIEs. Once the VIEs and their subsidiaries receive service fee from the customers, they can settle the corresponding outsourcing and service fees to our subsidiaries accordingly. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Under PRC laws and regulations, our subsidiaries and the VIEs and their subsidiaries incorporated in China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. As of December 31, 2021, the restricted net assets were RMB20,939.9 million (US$3,285.9 million), including those of the VIEs and their subsidiaries of RMB210.1 million (US$33.0 million) and our subsidiaries of RMB20,729.8 million (US$3,252.9 million), which mainly consisted of paid-in registered capital. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure —We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

Under PRC laws, GDS Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or intercompany loans, and to our VIEs and their subsidiaries only through intercompany loans, subject to satisfaction of applicable government registration and approval requirements.

In the years ended December 31, 2019, 2020 and 2021, GDS Holdings Limited, through the intermediate holding companies, made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB4,473.7 million, RMB4,940.0 million and RMB9,935.4 million (US$1,559.1 million), respectively.

In the years ended December 31, 2019, 2020 and 2021, GDS Holdings Limited and our subsidiaries did not provide any additional intercompany loans to the VIEs or their subsidiaries and the VIEs and their subsidiaries did not repay any existing intercompany loans to GDS Holdings Limited and our subsidiaries.

The Holding Foreign Companies Accountable Act

In December 2020, the U.S. enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. If the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit such company’s securities from being traded on any of the U.S. national securities exchanges, such as the NYSE and Nasdaq Stock Market, or in the U.S. “over-the-counter” markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three, and thus would reduce the time before our ADSs may be prohibited from trading or delisted from the Nasdaq Global Market. On December 2, 2021, the SEC announced that it had adopted final amendments to its rules implementing the HFCA Act. Furthermore, on December 16, 2021, pursuant to the HFCA Act the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in China or Hong Kong, including our independent registered public accounting firm. Accordingly, our securities may be prohibited from trading on the NYSE or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs being delisted. While the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing (Draft for Comments) on April 2, 2022, which if officially promulgated and implemented, could allow the PCAOB to inspect accounting firms in China, maintaining the listing of our ADSs depends on full compliance with PCAOB audit inspections, and there can be no assurance that these draft rules will be officially promulgated or implemented, and if so, that we or our auditor will be able to comply with requirements imposed by U.S. regulators. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the consolidated VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the consolidated VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries, the consolidated VIEs and their subsidiaries in China, including, among others, the VATS licenses, fixed-asset investment project filings and energy conservation review opinions. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may fail to obtain, maintain and update licenses or permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, the consolidated VIEs and their subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with acquisitions conducted by foreign investors or future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long it will take to obtain such approval or complete such filing.”

A.          [Reserved]

B.          Capitalization and Indebtedness

Not required.

C.          Reasons for the Offer and Use of Proceeds

Not required.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs and/or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Relating to Our Business and Industry

●	A slowdown in the demand for data center capacity or managed services could have a material adverse effect on us;
●	Any inability to manage the growth of our operations could disrupt our business and reduce our profitability;
●	If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected;
●	Our business requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services; and
●	The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries;
●	Our contractual arrangements with the consolidated VIEs may result in adverse tax consequences to us; and
●	We rely on contractual arrangements with the consolidated VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

Risks Related to Doing Business in the People’s Republic of China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies; and
●	We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

Risks Related to Our ADSs and Class A Ordinary Shares

●	The trading prices of our ADSs and ordinary shares may be volatile, which could result in substantial losses to you;
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and/or ordinary shares and trading volume could decline;
●	Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares;
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and/or ordinary shares for return on your investment; and
●	The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ADSs and/or ordinary shares.

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

We have experienced significant growth in recent years. Our net revenue grew from RMB4,122.4 million in 2019 to RMB5,739.0 million in 2020, representing an increase of 39.2%, and further increased to RMB7,818.7 million (US$1,226.9 million) in 2021, representing an increase of 36.2%. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a managed service agreement and provide consulting services. Our net revenues from colocation services were RMB3,261.7 million, RMB4,710.9 million and RMB6,514.3 million (US$1,022.2 million) in 2019, 2020 and 2021, representing 79.1%, 82.1% and 83.3% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB832.8 million, RMB1,006.0 million and RMB1,300.1 million (US$204.0 million) in 2019, 2020 and 2021, representing 20.2%, 17.5% and 16.6% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB27.9 million, RMB22.1 million and RMB4.3 million (US$0.7 million) in 2019, 2020 and 2021, representing 0.7%, 0.4% and 0.1% of total net revenue over the same periods, respectively. Our operations have also expanded in recent years through increases in the number and size of the data center facilities we operate, which we expect will continue to grow. Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion increases the challenges we face in:

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

We have substantial indebtedness. As of December 31, 2021, we had total consolidated indebtedness of RMB35,761.1 million (US$5,611.7 million), including borrowings, finance lease and other financing obligations and convertible bonds. Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

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

As a result of the covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our current or future borrowings could increase the level of financial risk to us and, to the extent that the interest rates are not fixed and rise, or that borrowings are refinanced at higher rates, our available cash flow and financial condition could be adversely affected. Recent reports that the Federal Open Market Committee of the U.S. Federal Reserve System has signaled as many as six more increases in the target range for the federal funds rate for the remaining of 2022 could significantly increase our borrowing costs, reduce our available cash flow and adversely affect our financial condition.

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

In May 2019, one of GDS Beijing’s subsidiaries, GDS Suzhou, obtained its own IDC license. In September and November 2019, the other two of GDS Beijing’s subsidiaries, Beijing Wan Chang Yun Science & Technology Co., Ltd., or Beijing Wan Chang Yun, and Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode obtained their own IDC license, respectively. Two other subsidiaries of the VIEs plan to apply for and obtain their own IDC licenses prior to the expiry of the existing authorizations under which they provide IDC services. While we do not foresee any legal impediment based on our experience with IDC license applications, there can be no assurance that these subsidiaries will be able to obtain approvals from the MIIT for their own IDC licenses in a timely manner or at all, or obtain such approvals for an expansion of authorization by GDS Beijing to allow the other subsidiaries of the VIEs to provide IDC services under the auspices of GDS Beijing’s IDC license. There also can be no assurance that we will be able to renew such authorizations and expansions in due course.

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

To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we will likely need to raise additional funds through equity, equity-linked or debt financings in the future in order to meet our operating and capital needs. In this regard, at our annual general meeting, or AGM, held on June 29, 2021, our shareholders passed ordinary resolutions authorizing our board of directors to approve the allotment or issuance, in the 12-month period from the date of the AGM, of ordinary shares or other equity or equity-linked securities of our company up to an aggregate twenty percent (20%) of our existing issued share capital at the date of the AGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by our company). Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Recently, the Russia-Ukraine war, the deterioration of the U.S.-China relationship, and increased regulatory scrutiny have limited, and may continue to limit, our ability to raise, and our flexibility in raising, additional funds. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19. In March 2020, the World Health Organization declared COVID-19 to be a pandemic. As part of its efforts to contain the spread of COVID-19, from time to time governments in the PRC and Southeast Asia have taken and may continue to take a number of actions, including quarantining and otherwise treating individuals who are infected with COVID-19, asking residents to remain at home and to avoid public gatherings, among other actions. COVID-19 has resulted in temporary closures of many corporate offices, retail stores, and manufacturing facilities and factories. Most of our revenues are generated in and our workforce are located in China. Consequently, our business could be materially and adversely impacted by the effects of COVID-19 or other pandemics or epidemics.

The construction of new data centers or the expansion of existing data centers might be significantly delayed because of temporary closures of our construction sites and shortages of workers due to travel restrictions that have been or may be imposed in China or Southeast Asia. The completion of pending acquisitions of data centers might also be delayed or suffer other adverse impacts due to the impact of COVID-19. If the construction of new data centers, the expansion of existing data centers, or the completion of our pending acquisitions of data centers cannot be completed or delivered on time, we may be unable to meet our customer demand as expected, which may adversely and materially affect our business, results of operations and financial condition. Business disruptions caused by the COVID-19 pandemic may also adversely and materially affect the business operations and financial condition of many of our customers. Any prolonged disruption of our businesses or those of our customers or business partners could negatively impact our results of operations and financial condition. We have experienced slower cash collection as a result of the COVID-19 pandemic, for administrative reasons unrelated to our customers’ ability to pay, which has resulted in an increase in our accounts receivable. An increase in our accounts receivable and any decrease in our recovery rate on accounts receivable could impact our cash flow, increase our need to fund operations from other sources of capital and impact our operations and business. Our customers may encounter cash flow or operating difficulties, which may reduce their demand for our services, further delay their payments to us thereby increasing our accounts receivable turnover days, or even increase the risk that they may default on their payment obligations. Any of these events would negatively affect our operating results. In response to the pandemic, we temporarily suspended our offline customer acquisition activities and business travel to ensure the safety and health of our employees. Certain of our employees have been required to work from home on business days, in accordance with lockdown policies implemented by municipal health authorities. The measures we took or are taking may reduce our business operation capacity and are likely to negatively affect our operating results.

In addition, our results of operations could be adversely affected to the extent that this pandemic harms the Chinese economy or global economy in general. The costs of constructing, developing and operating data centers are substantial. See “—The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements.” Expanding our data center capacity and growing our business requires substantial amounts of capital. If our existing cash resources are insufficient to meet our needs to expand our data center capacity and grow our business, we may seek to raise capital by selling equity or equity-linked securities, debt securities or by arranging financing and incurring indebtedness through borrowing from banks. Any economic slowdown in China, Southeast Asia or worldwide due to COVID-19 may result in a shortage of available credit and insufficient funds for our future expansion or growth, and we may not be able to raise additional capital, obtain additional financing from banks or other financial institutions, or draw down our existing loans and financing facilities. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially. This in turn could limit our capital expenditures and cause our revenues to decrease, and our business, results of operations and financial condition may be materially and adversely affected as a result.

While many of the restrictions on movements have been relaxed, there is great uncertainty around the future of the COVID-19 outbreak and how it will impact our operations in mainland China, Hong Kong and Southeast Asia. In particular, we cannot accurately forecast the potential impact of additional outbreaks as government restrictions are relaxed, further shelter-in-place or other government restrictions implemented in response to such outbreaks, or the impact on the ability of our customers to remain in business as a result of the ongoing pandemic or such additional outbreaks. With the uncertainties surrounding the COVID-19 outbreak , including the availability of effective vaccines or cure, the threat to our business disruption and the related financial impact remains.

If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.

As of December 31, 2019, 2020 and 2021, our accounts receivable, net, amounted to RMB880.0 million, RMB1,480.3 million and RMB1,732.7 million (US$271.9 million). Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, increased from 62.7 days in 2019 to 75.3 days in 2020, as a higher proportion of our contracts were billed quarterly in arrears as opposed to monthly in arrears. In addition, we experienced slower cash collection for administrative reasons as a result of the COVID-19 pandemic, unrelated to our customers’ ability to pay. Our accounts receivable turnover days remained relatively stable at 75.0 days in 2021.

The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be adversely affected.

Increasingly stringent regulatory requirements or restrictions on data center development may adversely affect our results of operations.

The development and operation of data centers in China are subject to stringent regulatory requirements and various governmental authorizations are required to be obtained for the construction and operation of data centers, among which the fixed-asset investment project filings and energy conversation review opinions are the primary governmental authorizations for the construction and operation of data centers. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.”

In addition to national laws and regulations, various provincial and municipal governments also issued in the past few years local regulations to impose additional regulatory requirements and tighten enforcement of such regulatory requirements on the construction and operation of data centers in order to conserve energy and reduce carbon emission. As the regulatory regime for the construction and operation of data centers has a relatively short history and has been constantly evolving, relevant government authorities have broad discretion in the interpretation and enforcement of relevant regulatory requirements and the regulatory practice may vary significantly in terms of time and place. Local requirements and regulatory practice have been further tightened following the announcement of the PRC government’s carbon neutrality policy initiative in 2021.

For example, the Development and Reform Commission of Shenzhen Municipality, or Shenzhen DRC, issued regulations in the first half of 2017 to tighten the requirements for energy conservation review of fixed-asset investment projects for data centers by requiring all such projects to obtain an energy conservation review opinion from Shenzhen DRC regardless of the amount of their energy consumption and conditioning its approval of power supply applications on the receipt of such energy conservation review opinion. The Energy Bureau of Guangdong Province published the Notice on the Investigation and Punishment of Illegal Energy Use and the Notice on the Rectification of Data Center Projects Violating Laws and Regulations in Guangdong Province in June 2021 and October 2021 respectively to strengthen the supervision of power consumption of data centers and required that data centers without energy conservation review opinion to be ordered to shut down if rectification cannot be completed within the prescribed period. For more details and examples, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.”

The increasingly stringent regulatory requirements or restrictions may have a material adverse effect and affect our results of operations. While we have been making every effort to comply with the relevant regulatory requirements, we cannot assure you that we have obtained, and will be able to obtain the required governmental authorizations (including the fixed-asset investment project filings and energy conversation review opinions) for all our data centers in a timely manner or at all due to the constantly evolving regulatory requirements and practices. Furthermore, we cannot assure you that we will be able to complete required rectification in a timely manner or at all, due to the lack of the required approvals, filings and licenses (including the fixed-asset investment project filings and energy conversation review opinions) if we are ordered to do so by the relevant government authorities, which may result in fines and suspension or shutdown of the operations of the relevant data centers.

Limited availability of power resources may adversely affect our results of operations.

We are a large consumer of power, which for the purpose of these risk factors discussion refers to electrical power supplied through the electrical grid, rather than through our own on-site solar or diesel generators. We use electricity to house, power and cool the computer systems and networking equipment that support our customers’ mission-critical IT infrastructure. Therefore, we need an increasing supply of electricity to grow our business and we are subject to risks associated with obtaining access to enough power.

In China, the government sets annual “Dual-Control” targets to limit the increase in electricity consumption in each province both in absolute terms and relative to GDP in order to conserve energy and reduce carbon emission. China’s central and local governments began implementing “Dual-Control” targets during the thirteenth Five-Year Plan, from 2016-2020. In September 2021, the NDRC issued the “Program for Improving the Dual-Control of Energy Consumption Intensity and Total Volume”, or the Program, which seeks to improve the original policy through promoting the achievement of the carbon peak and carbon neutrality. According to the Program, connection should be made between the issuance of energy conservation review opinion and the “Dual-Control” targets, and the energy consumption review of newly established heavy power-consuming projects shall be strictly controlled and coordinated with local “Dual-Control” targets. Local authorities in the Tier 1 markets have imposed various stringent requirements as to the energy conservation review of data center projects. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.” If demand for power in a particular area exceeds the government consumption targets, we may not be able to access the increased power supply which we need to grow our business. Furthermore, local governments may take actions, such as suspending power supply, to reduce consumption to targeted levels. This may force us to rely on backup generators at higher cost, which may harm our financial condition and results of operations.

More stringent regulatory requirements imposed by local authorities in the Tier 1 markets may also limit our ability to obtain the regulatory approvals for the development and operation of data centers, which are essential for us to obtain power supply and expand our business.

Mission-critical data centers such as ours, require high levels of redundancy, particular in respect of power infrastructure. For more information about our data centers’ technical features, see “Item 4. Information on the Company—B. Business Overview—Our Data Centers—Self Developed Data Centers—High Performance Features.” We are subject to risks associated with obtaining access to power supply and power infrastructure from local utilities. In China, we rely on two utility suppliers, State Grid and Southern Grid, each of which has a monopoly over electricity transmission in its areas of operation. We must coordinate extensively with them and finance the construction of necessary power infrastructure, including infrastructure assets located off-site. If local utilities are unable to meet our requirements, we may not be able to grow our business and provide service to our customers on time or at all.

China’s regulatory regime regarding energy conservation has continued to evolve to achieve national targets for peak carbon consumption and carbon neutrality. The government has established platforms for trading of certified carbon emissions reductions, renewable power, and renewable energy certificates. Further, our customers increasingly request that we provide them with renewable energy solutions. We describe our approach to increasing renewable energy usage in our ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-37925), on November 30, 2021.

Renewable energy supply is very limited in Tier 1 markets, as these markets are generally located in Chinese eastern regions and further from China’s renewable sources. We may not be able to obtain sufficient supply or find alternative solutions to enable us to meet our targets or satisfy our customer requirements. Furthermore, renewable energy may come at a cost premium. If we incur this premium, we may not be able to pass the cost to our customers, even though we expect that they will also be seeking to reduce their carbon footprint, which will negatively affect our future operating results and financial condition.

Our customers’ requirements and overall demand for power may increase as they adopt new technologies, for example, for virtualization of hardware resources and for specialized processing of artificial intelligence. As a result, the average amount of power utilized per server is increasing, which in turn increases power consumption required to cool the data center facilities. Pursuant to our colocation service agreements, we provide our customers with a committed level of power supply availability. Although we aim to improve the energy efficiency of the data center facilities that we operate, there can be no assurance such data center facilities will be able to provide sufficient power to meet the growing needs of our customers. Our customers’ demand for power may exceed the power capacity in our older data centers, which may limit our ability to fully utilize the net floor area of these data centers. We may lose customers, or our customers may reduce the services purchased from us due to increased power costs and limited availability of power resources, or we may incur costs for data center capacity which we cannot utilize, which would reduce our net revenue and have a material and adverse effect on our cost of revenue and results of operations.

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

China’s power market is regulated and undergoing reform which may affect our ability to optimize power usage and costs.

Costs of power account for a significant portion of our cost of revenue. Power costs may be included in the costs for our services, or we may charge our customers separately for actual power consumed.

The NDRC is introducing gradual market-oriented reform to the power markets. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation.” As a result, we are starting to enter into direct power purchase agreements with power generators, while continuing to purchase through State Grid and Southern Grid. At this early stage of reform, we see power costs increasing. While we believe ongoing reform may enable us to purchase power at normalized or even lower costs by purchasing through a competitive market in the long-term, power costs may remain elevated in the short to medium term, which may adversely affect our results of operations.

As part of the reform, in October 2021, the NDRC expanded the price range of coal-fired power generation, by expanding the range of transaction prices. The government raised the ceiling from 10% to 20% above the floor, which has allowed electricity tariffs to rise above historic levels. While we believe that increase is temporary, we are paying for this increased cost and only able to recover a limited proportion from our customers. For more information about risks arising from fixed price agreements with our customers, see “—We enter into fixed price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.”

Implementation of China’s “East Data and West Computation” policy subjects us to regulatory and economic uncertainty.

In December 2020, the NDRC, CAC, MIIT and National Energy Administration jointly released the Guiding Opinions on Accelerating the Construction of a National Integrated Large Data Center Collaborative Innovation System, or the guiding opinions. The guiding opinions proposed the construction of a nationwide integrated data center system. The above four agencies have since issued a series of related policy documents, including the Implementation Plan for Computing Power Hubs of the National Integrated Large Data Center Collaborative Innovation System, or the Implementation Plan, in May 2021, which introduced the policy of “East Data and West Computation.” By moving data that does not require intensive computation from eastern regions to the resource-rich western regions, the “East Data and West Computation” policy aims to optimize the use of the national resources, correct the imbalance in supply and demand of computing capacity and promote the overall development of data centers in both western and eastern regions.

The Implementation Plan and other policy documents identify eight computing hubs in eastern and western China, and designate ten data center clusters in specific locations within these hubs to complete the overall layout of the national integrated big data center system. We have started to develop and operate hyperscale data centers in some of the hubs designated by the “East Data and West Computation” policy to meet customer demand prior to the introduction of such policy and will continue to do so to meet increased customer demand. Most of our existing data center capacity, including area in service, area under construction and area held for future development is located within the four computing hubs in eastern China and a portion of it is in the ten designated data center cluster. We therefore believe our long-term strategy is aligned with the policy aims. Nevertheless, there are uncertainties on how the policy will be implemented in practice and how this policy will affect the customer demand. For example, through the policy, government authorities may allocate more energy quota to certain areas within the ten designated data center clusters where we have not yet secured resources and remove favorable land and tax policies in areas outside such data center clusters where we have already secured resources, which may have adverse effects on our business.

Implementation of the “East Data and West Computation” policy may result in unfavorable business conditions in any region we operate currently or expect to operate, and could have a material and adverse effect on our results of operations.

We have a history of net losses and negative cash flows from operating activities and may continue to incur losses and experience negative cash flows from operating activities in the future.

We incurred net losses of RMB442.1 million, RMB669.2 million and RMB1,191.2 million (US$186.9 million) in 2019, 2020 and 2021, respectively, and we may incur losses in the future. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center capacity, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in China, Southeast Asia and elsewhere, as well as general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in data center capacity, increased headcount and increased utility expenses.

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

Our operations are subject to hazards and risks normally associated with the daily operations of our data center facilities. Currently, we maintain insurance policies in the following categories: construction and installation, work interruption expense due to public health event, business interruption for lost profits, property and casualty, public liability, cyber security liability, directors and officers liability, employer liability and commercial employee insurance. Our business interruption insurance for lost profits includes coverage for business interruptions, our property and casualty insurance includes coverage for equipment breakdowns and our commercial employee insurance includes employee group insurance and senior management medical insurance. We believe our insurance coverage adequately covers the risks of our daily business operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations and subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

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

Most of our self-developed data centers are located in properties that we hold under long-term leases. Such leases generally have 15 to 20-year terms from inception. In some instances, we may negotiate an option to purchase the leased premises and facilities or a right of first refusal for the renewal of the existing leases according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into ten agreements in respect of data centers in operation with parties who have not produced evidence of proper legal title of the premises, and although we may seek damages from such parties, such leases may be void and we may be forced to relocate The ten agreements are in relation to thirteen leased data centers which collectively accounted for approximately 5.7%, 9.8% and 10.2% of our revenues in the years ended December 31, 2019, 2020 and 2021, respectively, and approximately 8.9%, 8.6% and 11.8% of total area committed as of December 31, 2019, 2020 and 2021, respectively. Except for one data center, which accounted for 0.9%, 0.9%, and 0.5% of net revenues in the years ended December 31, 2019, 2020 and 2021 and 0.4%, 0.2% and 0.1% of total area committed as of December 31, 2019, 2020 and 2021, the owners of the premises for the twelve other data centers (including the owners of nine B-O-T data centers, who are the end users or their affiliates) have confirmed such property ownership certificates are in the process of being obtained without any foreseen legal or regulatory difficulties; in addition, as advised by our PRC legal counsel, as the owners have obtained relevant construction planning permits with regard to the construction of the premises, the relevant leases will be deemed valid and effective by a court in case of any dispute. Fourteen of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected. Furthermore, certain portions of our data center operations are located in third-party data centers that we lease from wholesale data center providers. Our agreements with third parties are typically five years but may also be up to ten years. Under some of such agreements, we have the right of first refusal to renew the agreements subject to mutual agreement with the third parties. Some of such agreements allow the third parties to terminate the agreements early, subject to a notification period requirement and the payment of a pre-determined termination fee, which in some cases may not be sufficient to cover any direct and indirect losses we might incur as a result. Although historically we have successfully renewed all agreements we wanted to renew, and we do not believe that any of our agreements will be terminated early in the future, there can be no assurance that the counterparties will not terminate any of our agreements prior to its expiration date. We plan to renew our existing agreements with third parties upon expiration or migrate our operations to the data centers leased or owned by our company. However, we may not be able to renew these agreements on commercially acceptable terms, if at all, or the space in data centers that we lease or own may not be adequate for us to relocate such operations, and we may experience an increase in our payments under such agreements. Any adverse change to our ability to exert operational control over any of the data center facilities we operate could have a material adverse effect on our ability to operate these data center facilities at the standards required for us to meet our service level commitments to our customers.

We generate significant revenue from data centers located in only a few locations and a significant disruption to any location could materially and adversely affect our operations.

We generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. As of March 31, 2022, most of our data centers (self-developed and third-party) were located in our Tier 1 markets. Furthermore, several of our data centers are located on campuses or clusters in close proximity to each other in specific districts within our Tier 1 markets. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

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

We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had three customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019, two customers that generated 26.3% and 20.5%, respectively, in 2020, and two customers that generated 23.7% and 22.2% of our total net revenue, respectively, in 2021. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2021, we had two customers who accounted for 40.5% and 16.6%, respectively, of our total area committed. No other customer accounted for 10% or more of our total area committed. Moreover, for several of our data centers, a limited number of customers accounted for or are expected to account for a substantial majority of area committed or area utilized, including some cases where a single customer accounted for all area committed or area utilized. If there are delays in the move-in, whereby the net floor area they are committed to is not utilized as expected, or there is contract termination in relation to these customers, then our net revenue and results of operations would be materially and adversely affected.

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

Some of our customers may develop their own data center facilities. Other customers with their own existing data centers may choose to expand their data center operations in the future. In the event that any of our key customers were to develop or expand their data centers, we may lose business or face pressure as to the pricing of our services. Although we believe that the trend is for companies in China and Southeast Asia to outsource more of their data center facilities and operations to colocation data center service providers, there can be no assurance that this trend will continue. In addition, if we fail to offer services that are cost-competitive and operationally advantageous as compared with services provided in-house by our customers, we may lose customers or fail to attract new customers. If we lose a customer, there is no assurance that we would be able to replace that customer at the same or a higher rate, or at all, and our business and results of operations would suffer.

We may be unable to achieve high agreement renewal rates.

We seek to renew customer agreements when those agreements are due for renewal. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and to secure high rates of agreement renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service agreements with our existing customers or re-commit space relating to expired service agreements to new customers if our current customers do not renew their agreements. In the event of a customer’s termination or non-renewal of expired agreements, or a renewal of an expired agreement for fewer services or less area than it had previously utilized, our ability to enter into services agreements so that new or other existing customers utilize the expired existing space in a timely manner will impact our results of operations. If such expired existing space is not utilized by new or other existing customers in a timely manner, our service revenue and results of operations may be negatively impacted. Our quarterly churn rate, which we define as the ratio of quarterly service revenue from agreements which terminated or expired without renewal during the quarter to the total quarterly service revenue for the preceding quarter, averaged 0.5%, 0.8% and 0.4% in 2019, 2020 and 2021, respectively. During 2022, data center service agreements with our customers with respect to 6.6% of our total area committed as of December 31, 2021 will become due for renewal.

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

Our customers operate in a limited number of industries, particularly in the cloud services, internet and financial services industries. As of December 31, 2021, customers from the cloud services, internet and financial services industries accounted for 69.1%, 19.8% and 5.7% of our total area committed, respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services, internet and financial services industries. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the demand for our services.

We enter into fixed price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.

Our data center services are generally provided on a fixed price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed price agreements, we bear the risk of failing to accurately estimate our projected costs, including power costs as we may not accurately predict our customer’s ultimate power usage once the agreement is implemented, and failing to efficiently utilize our resources to deliver our services, and there can be no assurance that we will be able to reduce the risk of estimating, planning and performing our agreements. In light of the NDRC’s market-oriented reforms for coal-fired power, electricity prices may fluctuate while the reforms are being implemented at various levels of government. See “Item 4. Information on the Company-B. Business Overview-Regulatory Matters-Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation.” For fixed priced agreements, we may absorb higher power costs which may result in higher cost of revenue. Any failure to accurately estimate the resources and time required for a project, or any other factors that may impact our costs, could adversely affect our profitability and results of operations.

Our customer agreement commitments are subject to reduction and potential cancellation.

Many of our customer agreements allow for early termination, subject to payment of specified costs and penalties, which are usually less than the revenues we would expect to receive under such agreements. Our customer agreement commitments could significantly decrease if any of the customer agreements is terminated either pursuant to, or in violation of, the terms of such agreement. In addition, our customer agreement commitments during a particular future period may be reduced for reasons outside of our customers’ control, such as general prevailing economic conditions. It is difficult to predict how market forces, or PRC or U.S. government policies, in particular, the severe and continued deterioration of bilateral relations between the PRC and the U.S., may continue to impact the PRC economy as well as related demand for our colocation and managed services going forward. See “—Geopolitical tensions have led to a heightened trend towards trade, technology and even finance “decoupling” between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business operations and results of operations.” If our customer agreement commitments are significantly reduced, our results of operations could be materially and adversely affected.

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

We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer. Policies promoted by the PRC government concerning the concept of “new infrastructure” may encourage and result in a new wave of investment in, among other things, largescale data centers, artificial intelligence and industrial internet at all levels of the economy. Accordingly, there may be an increase in the number of companies engaging in the data center services business due to the numerous opportunities presented by such policies, which may result in increased competition in our industry.

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

A buildup of new data centers or reduced demand for data center services could result in an oversupply of data center capacity in large commercial centers in China and Southeast Asia. Excess data center capacity could lower the value of data center services and limit the number of economically attractive markets that are available to us for expansion, which could negatively impact our business and results of operations.

Export control and economic or trade sanctions could subject us to regulatory investigations or other actions, and may limit our ability to sell to certain customers, which could materially and adversely affect our competitiveness and business operations.

Our operations expose us to risks related to export controls and economic and trade sanctions. In recent years, the U.S. government and other governments have threatened and/or imposed export controls, economic sanctions, or other trade restrictions on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, as well as taken other actions against Huawei and related persons. This has raised further concerns as to whether, in the future, China-based companies, including us, may be subject to additional regulatory challenges or enhanced restrictions in a wide range of areas such as data security, telecommunications, artificial intelligence, technologies deployed for surveillance purposes, import/export of technology or other business activities. We may also face restrictions on transactions with certain customers, business partners and other persons.

For example, the U.S. government has added several Chinese companies and institutions, including Huawei, to the Entity List under the U.S. Export Administration Regulation, or EAR, and imposed targeted economic and trade restrictions on them that effectively bar their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin content. The Entity List identifies foreign parties that are prohibited from acquiring—whether by export, re-export, or transfer in-country—some or all items subject to the EAR, unless the exporter secures a license. Licenses, and exceptions to the license requirement, are rarely granted to exporters. Exporting, re-exporting or transferring items subject to the EAR in violation of licensing requirements could result in criminal and/or civil penalties. The U.S. Department of Commerce has indicated that engaging in activities contrary to U.S. national security and/or foreign policy interests would be grounds for inclusion on the Entity List. The Company provided colocation services to two PRC companies (which belong to the same group) on the Entity List during the years ended December 31, 2019, 2020 and 2021.

Furthermore, on November 12, 2020, former U.S. President Trump issued Executive Order 13959 on Addressing the Threat from Securities Investments that Finance Communist Chinese Military Companies which prohibits any transaction in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of any identified company. On June 3, 2021, U.S. President Biden issued Executive Order 14032 amending Executive Order 13959. As amended, Executive Order 13959 continues to prohibit certain transactions involving the purchase or sale of publicly traded securities of designated companies. Restrictions are applicable to certain entities designated as Chinese Military-Industrial Complex Companies, or CMICs, who have been placed on the CMIC List. While the CMIC List is not a blocking sanctions list, it is possible that in the future more severe sanctions may be imposed by the U.S. government on CMICs. Additional companies, including China-based technology companies, have been added to the CMIC List for their alleged involvement in supporting surveillance of ethnic and religious minorities in Xinjiang, China and for their alleged involvement in efforts to develop and use biotechnology and other technologies for military application and human rights abuses. Additionally, the United States has ended trade preferences for Hong Kong as well as imposed sanctions on certain officials of Hong Kong and the PRC government.

Export control and economic sanctions laws and regulations are complex and likely subject to frequent changes, and the interpretation and enforcement of the relevant regulations involve substantial uncertainties, which may be driven by political and/or other factors that are out of our control or heightened by national security concerns. Such potential restrictions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of our technology, products and solutions, hinder the stability of our supply chain, and may result in negative publicity, require significant management time and attention and subject us to fines, penalties or orders that we cease or modify our existing business practices, any of which may have a material and adverse effect on our business, financial condition and results of operations.

These restrictions, and similar or more expansive restrictions or sanctions may be imposed by the U.S. or other governments in the future that may adversely affect our ability to work with certain existing and future customers and business partners. This, in turn, could possibly lead to the modification or cancellation of our existing customer contracts, all of which would harm our business. Furthermore, our association with customers or business partners that are or become subject to U.S. regulatory scrutiny or export restrictions could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, customers of our customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial conditions or prospects.

Additionally, given the important role played by China-based companies, these developments may materially and adversely affect certain of our suppliers’ and customers’ abilities to acquire technologies, systems, devices or components that may be critical to their technology infrastructure, service offerings and business operations, and further cause a turmoil to their industries including telecommunications, information technology infrastructure and consumer electronics, which may, in turn, materially and adversely affect their demand for our services and affect our business, financial condition and results of operations. These restrictions or sanctions, even those targeting specific entities unrelated to us, could nevertheless also negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the U.S., Europe or other countries, which could significantly harm our competitiveness. There can be no assurance that we will not be affected by current or future export controls or economic and trade sanctions regulations.

Geopolitical tensions have led to a heightened trend towards trade, technology and even finance “de-coupling” between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business operations and results of operations.

In recent years, there has been a deterioration in the relationship between China and the United States which has resulted in intense potential conflicts between the two countries in trade, technology and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China and Chinese companies. Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation and decision of the National People’s Congress on improving the electoral system of the Hong Kong, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government. Export controls, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies, some of which are existing or potential customers and/or suppliers to us. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies. These have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other Chinese technology companies, including us, in a wide range of areas such as data security, emerging technologies, “dual-use” commercial technologies and applications that could be deployed for surveillance or military purposes, import/export of technology or other business activities. For instance, in 2019 and 2020, the U.S. government announced several executive orders and regulations effectively barring American firms from selling, exporting, re-exporting, or transferring U.S.-origin technology, components and software, among other items, to Chinese technology companies and their respective affiliates. In May 2020, the U.S. Bureau of Industry and Security announced plans to restrict certain Chinese companies and their overseas-related affiliates’ ability to use U.S. technology and software to design and manufacture their products. In August 2020, the U.S. State Department expanded their “Clean Network” program to cover, among others, availability of apps from Chinese companies and storage of data sensitive to U.S. citizens and businesses on cloud-based storage systems run by Chinese companies, including Alibaba. Various executive orders issued by former U.S. President Trump have also led to escalating political tensions between the U.S. and China, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay. When such measures become effective, any transaction that is related to such target companies by any such person, or with respect to any such property, subject to the jurisdiction of the United States, with such target companies shall be prohibited. In March 2021, the Federal Communications Commission, or the FCC, said it had identified five Chinese companies that posed a threat to U.S. national security. In November 2021, the U.S. enacted the Secure Equipment Act, which stops companies judged to be a security threat from receiving new telecoms equipment licenses, and directs the Federal Communications Commission not to review applications from such companies ruled a threat. The Secure Equipment Act signifies that equipment from Huawei, ZTE and three other Chinese companies cannot be used in U.S. telecoms networks. In November 2021, the U.S. Department of Commerce added a dozen more China-based companies to the Entity List. In February 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022. In response, in March 2022 the U.S. Senate passed an amended bill based on the U.S. Innovation and Competition Act that it passed in 2021. If differences between the bills are resolved and an amended bill is enacted, the bill may seek to reduce U.S. reliance on semiconductors manufactured in China and provide funding to encourage and strengthen U.S. scientific, technological and educational initiatives, as well as research and development, to help the U.S. compete economically against China. Accordingly, if enacted the America COMPETES Act of 2022 may place further strain on the U.S.-China relationship. These restrictions or regulations, and similar or more expansive restrictions or regulations that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. There can be no assurance that the current and/or future restrictions or regulations implemented by the U.S. government, or authorities in other jurisdictions, and related developments, will not have a negative impact on our business operations or reputation.

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

The laws and regulations regarding VATS, licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries not included in the Special Management Measures (Negative List) of the Catalog are permitted industries. Industries such as VATS, including internet data center services, are restricted to foreign investment. The Special Management Measures (Foreign Investment Permitted Negative List) of the Catalog has been superseded by the Special Management Measures (Negative List) (2018) and the Encouraged Foreign Investment Industry Catalog has been superseded by Encouraged Foreign Investment Industry Catalog (2019). On December 27, 2021, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2021), which became effective on January 1, 2022. Foreign investment in VATS (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List (2021). Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses.

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

GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen, Chengdu, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou , Wulanchabu, Wuhan, Nantong and Chongqing. In order to adapt to the new regulatory requirements and address pre-existing customer agreements, we converted GDS Suzhou into a domestic company wholly owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from Further Success Limited, or FSL, a limited liability company established in the British Virgin Islands, in order to enable GDS Suzhou to provide IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. The MIIT approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu, so that they are now authorized to provide IDC services. As part of the VIE restructuring, we converted and changed the shareholding of Shanghai Waigaoqiao EDC Technology Co, Ltd., or EDC Shanghai Waigaoqiao, in the same way as GDS Suzhou, and the MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao is also authorized to provide IDC services, and the MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include Shenzhen Yaode. As the result of our acquisition of BJ10, BJ11 and BJ12, we have acquired all of the equity interests in Lanting (Beijing) Information Science and Technology Co., Ltd., or Lanting Information, which therefore has been converted into a foreign-invested company. The existing customer agreements of BJ10, BJ11 and BJ12 were entered into by Lanting Information as an IDC service provider before our acquisition. As part of the acquisition, Lanting Information canceled its IDC license prior to the closing and the relevant counterparties have completed the assignment of all of the rights and obligations of Lanting Information as the IDC service provider under these customer agreements to GDS Beijing as the IDC service provider. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are the VIEs and their subsidiaries.

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

We have learned that the MIIT will not approve any expansion of authorization by an IDC license holder to its subsidiary, and that it will not allow any such subsidiary of an IDC license holder to renew its current authorization in the future. Instead, the MIIT will require subsidiaries of IDC license holders to apply for their own IDC licenses. Although, to our knowledge, such policy is not supported by any published laws or regulations, we have been making efforts to comply with this regulatory development. GDS Suzhou has already obtained its own IDC license in May 2019. Beijing Wan Chang Yun and Shenzhen Yaode have obtained their own IDC license respectively in September and November 2019. Two other subsidiaries of the VIEs plan to apply for and obtain their own IDC licenses prior to the expiry of the existing authorizations under which they provide IDC services going forward. However, we cannot assure you that we will be able to obtain approvals from the MIIT for their own IDC Licenses in a timely manner or at all, or obtain approvals from the MIIT for an expansion of authorization from GDS Beijing under its IDC license to allow IDC services to be provided by the other subsidiaries of the VIEs, who rely on such authorizations and expansions to provide IDC services, or that we will be able to renew such authorizations and expansions in due course. Based on our experience with IDC license applications, we do not foresee any legal impediment for such subsidiaries to obtain their IDC licenses. In the unlikely event that such subsidiaries fail to obtain their IDC licenses, we plan to have such subsidiaries assign relevant customer agreements to GDS Beijing so that GDS Beijing will provide the IDC services under such customer agreements, as GDS Beijing’s IDC license covers the locations and scope of IDC services provided by such subsidiaries. However, we will need to obtain customers’ consent to the foregoing assignment, and there can be no assurance that we will be able to obtain such consents from customers before the authorization expires. If any of these situations occur, our business, financial condition, expected growth and prospects would be materially and adversely affected.

Some of the consolidated VIEs may be regarded as being non-compliant with the regulations on VATS, due to operating beyond the permitted scope of their IDC licenses.

One of the consolidated VIEs, GDS Shanghai, obtained a regional IDC license for the Shanghai area in January 2012. Nevertheless, GDS Shanghai provided IDC services in cities outside of Shanghai, which were beyond the scope of its then-effective IDC license. GDS Shanghai upgraded its IDC license to a cross-regional license in April 2016, according to which GDS Shanghai is allowed to provide IDC services in Beijing, Shanghai, Suzhou, Shenzhen and Chengdu. A subsidiary of one of the consolidated VIEs, GDS Suzhou, was historically authorized to provide general IDC services under the auspices of an IDC license held by GDS Beijing but such authorization approved by MIIT did not include internet resources collaboration services. Nevertheless, GDS Suzhou signed agreements with clients to provide internet resources collaboration services. In 2018, we further expanded GDS Beijing’s authorization to GDS Suzhou so that GDS Suzhou also was allowed to provide internet resources collaboration services. In addition, in 2016, 2017 and 2018, GDS Beijing and GDS Suzhou entered into IDC service agreements with relevant customers, according to which GDS Beijing and GDS Suzhou have been providing IDC services to their respective customers through third-party data centers in Tianjin. In 2017, GDS Beijing entered into an IDC services agreement with a certain customer, according to which GDS Beijing has been providing IDC services since 2018 in our three data centers located at Zhangjiakou, Hebei Province. However, GDS Beijing’s IDC license and its authorization granted to GDS Suzhou have not included the Tianjin and Zhangjiakou areas until 2019, when GDS Beijing has upgraded its IDC license to cover the Zhangjiakou, Langfang and Tianjin areas, and GDS Suzhou has obtained its own IDC license whereby GDS Suzhou is also allowed to provide general IDC services in broad geographic scope including Tianjin and Zhangjiakou. However, although such approvals have been obtained, we cannot assure you that any agreements signed before GDS Beijing and GDS Suzhou obtained such approvals may not be deemed as historical non-compliance. If the MIIT regards GDS Shanghai, GDS Suzhou and GDS Beijing as being historically non-compliant, penalties which could be several times more than the net revenue generated from these services, could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected. It is also possible that the PRC government may prohibit a historically non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

One of our subsidiaries, GDS (Hong Kong) Limited, entered into IDC service agreements with customers outside China, which may be regarded as non-compliance with the regulations on foreign investment restriction and VATS, by providing IDC service without qualification.

In 2015 and 2016, GDS (Hong Kong) Limited, or GDS HK, which is one of our Hong Kong incorporated subsidiaries, entered into IDC service agreements with a few customers outside China, while the actual service provider was intended to be GDS Beijing or EDC Shanghai Waigaoqiao. These IDC service agreements may be regarded as non-compliant, because the law prohibits foreign entities from providing IDC services in the PRC.

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

As of December 31, 2021, we operated an aggregate net floor area of 8,982 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

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

We derive most our revenues in China and use , our figure trademarks, in a majority of our services. We have registered the figure trademark in China and the trademark in Hong Kong in several categories that cover our services areas and we plan to register the figure trademark in China in certain additional categories. We have also registered the pure text of “GDS” as a trademark in several categories that cover our services areas, however, a third party has also registered the pure text of “GDS” as a trademark in certain IT-related services. As the services for which the third-party trademark is registered are also IT-related and could be construed as similar to ours in some respects, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, if we use the pure text of GDS (which we have not registered as a trademark with respect to all services we provide) as our trademark, we may be required to explore the possibility of acquiring this trademark or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional costs. In addition, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using trademark or technology containing the allegedly intellectual property. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that require us to alter our processes or methodologies so as not to infringe upon a third party’s intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

If our customers’ proprietary intellectual property or confidential information is misappropriated or disclosed by us or our employees in violation of applicable laws and contractual arrangements, we could be exposed to protracted and costly legal proceedings and lose customers.

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

We are expanding our operations to new markets outside of mainland China and Hong Kong, which subject us to additional regulatory, economic and political risks, and we may not be able to effectively implement our international expansion plans.

We are expanding our operations in new markets outside of mainland China and Hong Kong. In the second half of 2021, we announced new development projects in Macau, Malaysia and Indonesia. In addition, we began providing data center services in Singapore at third-party data centers. We are currently evaluating other expansion opportunities as well.

Our ability to effectively implement our international plans will depend on, among other things, our ability to source and develop additional data centers on an economically feasible basis, and our ability to secure commitments from customers. Our new markets may have different competitive conditions and may subject us to operating considerations that are different from those we have experienced in mainland China and Hong Kong, which, in turn, may adversely affect our ability to develop and operate data centers in these new markets.

International expansion involves operational risks related to zoning, regulatory approvals, and construction. Our lack of operating experience in new markets may adversely impact our ability to successfully develop new data centers. To successfully develop our data center facilities in these new markets, we must work closely with local government regulators, power suppliers and carriers, where our proposed data centers are located, and third-party technical personnel with whom we have limited experience. Should a significant vendor working on any such development project breach their contractual obligations during the construction process, we could experience significant delays, increased costs to complete the project and other issues that may negatively impact our business.

We are subject to a variety of national, regional and local laws and regulations in the markets where we do business, notably mainland China, Hong Kong and Southeast Asia, some of which may conflict with each other and all of which are subject to change. These laws and regulations include telecommunication regulations, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses. Any new regulations or policies pertaining to our business may result in significant additional expenses to us and customers, which could cause a significant reduction in demand for data center services. Changes in applicable laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines.

Undertaking and managing international expansion may subject us to additional risks, including:

●	protectionist laws and business practices favoring local competition;
●	greater difficulty or delay in accounts receivable collection;

●	difficulties in staffing and managing foreign operations, including negotiating with foreign labor unions or workers’ councils;
●	political and economic instability;
●	unexpected changes in regulatory, tax and political environments;
●	fluctuations in exchange rates between the Renminbi, the Hong Kong dollar, Macanese pataca, the U.S. dollar, the Singapore dollar and Malaysian ringgit;
●	difficulties in repatriating funds from certain countries;
●	difficulties in managing across cultures and in foreign languages;
●	our ability to obtain, transfer or maintain licenses required by governmental entities with respect to our business;
●	our ability to secure and maintain the necessary physical and telecommunications infrastructure;
●	compliance with anti-bribery and corruption laws;
●	compliance with evolving governmental regulation with which we have little experience; and
●	compliance with evolving and varied regulations related to the ongoing COVID-19 pandemic.

As we further expand into overseas markets in Southeast Asia, we may face risks associated with a lack of market knowledge or understanding of the local economy and culture, forging new business relationships in the area and unfamiliarity with local government procedures. In addition, due diligence, transaction and structuring costs in Southeast Asia may be higher than those we may face in mainland China and Hong Kong. We may mitigate such risks through extensive diligence and research and associations with experienced local partners; however, we cannot assure you that all such risks will be eliminated.

As we further expand in Southeast Asia, specifically in Singapore, Malaysia and Indonesia, adverse developments in the economic, political, or regulatory environment of these countries may materially adversely affect our business and operating results.

We provide data center services in Singapore at third-party data centers and have data center capacity held for future development in Malaysia and Indonesia. Our expansion in these countries in Southeast Asia involves strategically locating projects in and around Singapore. Consequently, we may be exposed to adverse developments in the economic, political and regulatory environments in these markets, and particularly in Singapore.

Our growth in this region is dependent on the Singapore government’s “Singapore Plus” strategy, which seeks to stimulate cooperation among regional neighbors, so that each country may take advantage of its relative strengths and complement neighboring countries’ relative strengths. For example, companies may establish their research facilities in Singapore and their production facilities in neighboring countries. The governments of Malaysia and Indonesia have each sought to promote the development of the region through preferential policies in in special economic zones, such as tax exemptions for businesses or individuals. Any change in the policies of the Singapore, Malaysia and Indonesia governments as they relate to promoting regional development may adversely impact our business. As a result, our business and results of operations could be materially and adversely affected.

Due to land and energy restrictions in Singapore, data centers supporting businesses that require accessing the data connectivity hubs in Singapore may be located in neighboring countries and data must be transferred across political borders. The cross-border transfer of data raises data security concerns for the governments in which we operate and the companies who are our customers and suppliers. Our ability to develop profitable data centers is dependent on acceptance and implementation of a data management framework and cross border flows within the Association of Southeast Asian Nations, or ASEAN, for transferring data across borders. We are cooperating with government authorities to clarify our concerns regarding data protection, but there can be no assurance that a data management framework will be fully accepted by market participants such that cross-border transfer of data will no longer raise data privacy concern, which will affect our ability to develop data centers and attract customers to them. Furthermore, as there are uncertain existing laws and regulations regarding data security, we cannot assure you that we will comply with such laws and regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition as well as price of our securities.

Establishing data centers in and around Singapore requires providing sufficient network connectivity and capacity for our customers to transfer data to and from equipment that they locate in the data center facilities that we operate. We are therefore dependent on telecommunications carriers, including those with undersea cable options connecting our data centers to Singapore. Although we believe we are developing and will maintain good relationships with local and global telecommunications carriers, there can be no assurance that they will provide the network services that our customers require on commercially acceptable terms at each of the data centers where we operate, if at all. We cannot guarantee that we will be able to source sufficient and/or redundant connectivity from telecommunications carriers to Singapore to satisfy our customers’ requirements for deployment of IT infrastructure in neighboring countries. In addition, if any telecommunications carrier increases the price of their network services, it would have a negative impact on the overall cost-effectiveness of data center services in the region, which could cause our customers’ demand for our services to decline and would materially and adversely affect our business and results of operations.

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

We have entered into onshore and offshore joint ventures with several third-party partners, including GIC and CPE Fund. See “Item 4. Information on the Company—A. History and Development of the Company” for additional details about our relationship with GIC. We may continue to evaluate and establish potential joint ventures and strategic partnerships with other appropriate partners to further develop our business.

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

The recovery since the economic downturns of 2008 and 2009 has been uneven and is facing new challenges. These include the United Kingdom’s exit from the European Union, the outbreak of a trade war between the PRC and the United States, the imposition of additional tariffs on bilateral imports in 2018 and 2019, the slower growth of the PRC economy since 2012, as well as the outbreak and global spread of a novel strain of coronavirus, or COVID-19, in early 2020 and the severe deterioration of bilateral relations between the PRC and the United States in 2019, 2020 and 2021, all of which have contributed to uncertainty about the global economy. See “—Geopolitical tensions have led to a heightened trend towards trade, technology and even finance “de-coupling” between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business operations and results of operations.” There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including those of the United States and the PRC. There have been concerns about the economic effects of rising tensions between the PRC and surrounding Asian countries. Economic conditions in the PRC are sensitive to global economic conditions. International conditions and any new or escalating trade war can lead to disruption in our supply chain and higher costs of capital expenditures. There also have been concerns over unrest across the globe, including in the Middle East, Africa and Hong Kong, which have contributed to volatility in financial and other markets. In particular, actual or perceived social unrest in Hong Kong, one of our Tier 1 markets, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and reduce our net revenue.

The recent outbreak of war between Russia and Ukraine has significantly impacted global economic markets. Russia’s recent military interventions in Ukraine have also led to, and may continue to lead to, additional economic or trade sanctions being imposed against Russia by the U.S., European Union and other countries. We cannot predict the progress or outcome of the situation in Russia and Ukraine, as the conflict and governmental reactions are rapidly evolving. Prolonged unrest, intensified military activities, and more extensive economic or trade sanctions impacting Russia and Ukraine could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, financial condition, liquidity and business outlook. Any disruptions or continuing or worsening slowdown in the global economy or the PRC economy, whether as a result of the COVID-19 pandemic, trade conflicts, the Russia-Ukraine war, the deterioration of the U.S.-China relationship, or other reasons, could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have a negative impact on our business, financial condition and results of operations. A decrease in economic activity, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers’ expenditures and, as a result, may also adversely affect our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet our liquidity needs. Any periods of continuing or worsening increased or heightened volatility in financial, equity and other markets, particularly due to investor concerns relating to the COVID-19 pandemic and the deterioration of the U.S.-China relationship, or the Russia-Ukraine war could limit our ability to raise funds, pursue further business expansion and maintain revenue growth. See “—The uncertain economic environment may have an adverse impact on our business and financial condition” above.

Our success depends to a substantial degree upon our senior management, including Mr. Huang, and key personnel, and our business operations may be negatively affected if we fail to attract and retain highly competent senior management.

We depend to a significant degree on the continuous service of Mr. Huang, our founder, chairman and chief executive officer, and our experienced senior management team and other key personnel such as project managers and other middle management. If one or more members of our senior management team or key personnel resigns, it could disrupt our business operations and create uncertainty as we search for and integrate a replacement. If any member of our senior management leaves us to join a competitor or to form a competing company, any resulting loss of existing or potential customers to any such competitor could have a material adverse effect on our business, financial condition and results of operations. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. We have entered into employment agreements with our senior management and key personnel. We have also entered into confidentiality agreements with our personnel which contain nondisclosure covenants that survive indefinitely as to our trade secrets. Additionally, pursuant to these confidentiality agreements, any inventions and creations of our employees relating to the company’s business that are completed within twelve months after termination of employment shall be transferred to the company without payment of consideration, and the employees shall assist the company in applying for corresponding patents or other rights. However, these employment agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce the confidentiality agreements we have with our personnel. In addition, we do not maintain key man life insurance for any of the senior members of our management team or our key personnel.

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

For example, we have two parcels of land, one in Chengdu and one in Kunshan, over which we have obtained land use rights, but which may be treated as “idle land” by the respective local government authorities. We suspended the development of one parcel of land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one third of the total land area. The development of one parcel of land in Kunshan was not timely commenced before the December 2012 deadline. We have received approvals from the local government authorities to commence construction on the rest of such land parcel in Chengdu and the parcel of land in Kunshan, respectively, and we commenced construction after receiving such approvals. As of December 31, 2021, we have obtained the property ownership certificate of the data centers on the parcel in Kunshan, and made progress in construction on the parcel in Chengdu. Our PRC legal counsel, based on their consultation with the local authorities, has advised us that it is unlikely the local authorities will order penalties against us or require us to forfeit the relevant land by invoking the laws and regulations in relation to “idle land” or for breach of relevant land use right grant contracts and/or the investment/framework agreements.

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

We review our goodwill for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We are required to perform an annual goodwill impairment test. As of December 31, 2021, we carried RMB7,076.5 million (US$1,110.5 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

We are subject to anti-corruption laws of mainland China, Hong Kong, Macau, Singapore, Malaysia and Indonesia as well as the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

We operate our business in various countries and regions, including mainland China, Hong Kong, Macau, Singapore, Malaysia and Indonesia and are thus subject to the laws and regulations related to anti-corruption of mainland China, Hong Kong, Macau, Singapore, Malaysia and Indonesia, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we have implemented and conducted additional policies and procedures designed, and providing training, to ensure that we, our employees, business partners and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, business partners and other third parties would always obey our policies and procedures. Further, there is discretion and interpretation in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, business partners and other third parties with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our colocation facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities, officials or other business counterparties, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S., mainland China, Hong Kong , Macau, Singapore, Malaysia or Indonesia authorities or the authorities of any other foreign jurisdictions, could adversely impact our reputation, cause us to lose customer sales and access to colocation facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy, including any increases in the target range for the federal funds rate announced by the Federal Open Market Committee of the U.S. Federal Reserve System, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future or what impact this will have on our results of operations.

Substantially all of our net revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs and/or ordinary shares in U.S. dollars.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries or PRC joint ventures are foreign-invested enterprises, or their subsidiaries. See List of Subsidiaries of the Registrant, Exhibit 8.1 to this annual report, for a complete list of our wholly owned subsidiaries and joint ventures incorporated in the PRC. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with the consolidated VIEs and their shareholders. These contractual arrangements provide us with effective control over the consolidated VIEs, and enable us to receive substantially all of the economic benefits of the consolidated VIEs and their subsidiaries in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in the consolidated VIEs when permissible under PRC laws. See List of Subsidiaries of the Registrant, Exhibit 8.1 to this annual report, for a complete list of the consolidated VIEs and their subsidiaries. For a description of the contractual arrangements among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, the consolidated VIEs and their shareholders is valid, legally binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, or the Telecommunications Regulations, and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the MIIT, or other authorities that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. In addition, such laws and regulations could change or be interpreted differently in the future.

If our corporate and contractual structure constituting part of the VIE structure is deemed by the MIIT, MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we could be forced to relinquish control of, and our interests in the operations of, the consolidated VIEs and their subsidiaries, and/or be forced to modify such structure to comply with regulatory requirements as interpreted by such authorities. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, we could be subject to severe penalties. The relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

Furthermore, the enforceability of the agreements under the contractual arrangements has not been tested in a court of law, and new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. In addition, relevant PRC regulatory authorities could disallow the VIE structure. See “—Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If any of the foregoing were to occur, and as a result we were unable to direct the activities of the consolidated VIEs, receive their economic benefits and/or claim our contractual control rights over the assets of the VIEs and their subsidiaries that conduct substantially all of our operations in China, we would no longer be able to consolidate such VIEs in our consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect our financial condition and results of operations, and cause the value of our securities, including our ADSs and ordinary shares, to significantly decline or become worthless. For the years ended December 31, 2019, 2020 and 2021, the VIEs and their subsidiaries contributed 97.4%, 95.0% and 96.1%, respectively, of our total net revenue.

Our contractual arrangements with the consolidated VIEs may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the consolidated VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of the consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to the consolidated VIEs for underpaid taxes; or (ii) limiting the ability of the consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with the consolidated VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with the consolidated VIEs and their shareholders to operate our business in China. We enhanced the structure of the variable interest entities and certain other variable interest entities, or the VIE Enhancement, in order to further improve control over the variable interest entities, reduce key man risks associated with having certain individuals be the equity holders of the variable interest entities, and address the uncertainty resulting from any potential disputes between us and the individual equity holders of the variable interest entities that may arise. As part of the VIE Enhancement, the entire equity interests of GDS Beijing and GDS Shanghai were transferred to a holding company, Management HoldCo. The entire equity interest in Management HoldCo is held by a number of management personnel designated by our board of directors. In conjunction with the transfer of legal ownership, GDS Investment Company, one of our subsidiaries, entered into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the previous contractual arrangements with GDS Beijing and GDS Shanghai on substantially the same terms under such previous contractual arrangements. We also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the boards of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

For a description of the abovementioned contractual arrangements, see “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.” In 2019, 2020 and 2021, 97.4%, 95.0% and 96.1% of our total net revenue, respectively, were attributed to the VIEs and their subsidiaries. See “Item 4. Information on the Company—C. Our Corporate Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIEs. If the consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the consolidated VIEs, and our ability to conduct our business and our financial condition and results of operation may be materially and adversely affected. See “—Risks Related to Doing Business in the People’s Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The individual management shareholders of our Management HoldCo may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in China, we rely on the individual management shareholders of our Management HoldCo to abide by the obligations under such contractual arrangements. In particular, GDS Beijing and GDS Shanghai are wholly-owned by Management HoldCo, which, as of March 31, 2022, is in turn owned by five individual management shareholders designated by our board, each holding 20% equity interest in Management HoldCo, namely Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, design, operation and delivery), Liang Chen (head of data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network business) (together referred as “Individual Management Shareholders”). The interests of such Individual Management Shareholders in their individual capacities as the shareholders of Management HoldCo may differ from the interests of our company as a whole, as what is in the best interests of Management HoldCo, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the consolidated VIEs to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the Individual Management Shareholders may encounter; provided that we could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in Management HoldCo to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of Management HoldCo as provided under the shareholder voting rights proxy agreements, directly appoint new directors of Management HoldCo. We rely on the shareholders of the consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors and executive officers have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

In order to enhance corporate governance and facilitate administration of the VIEs and their subsidiaries, we have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the boards of directors of Management HoldCo, GDS Investment Company, GDS Beijing and certain subsidiaries of GDS Beijing and GDS Shanghai. Other management members of us and board appointees serve as directors and officers of Management HoldCo., GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai. These enhancements to the corporate governance and management of the VIEs and their subsidiaries may help to mitigate some of the conflict of interest and other risks detailed above; however, we cannot assure you that the enhancements will be effective in preventing or mitigating such risks.

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

Our Articles of Association provide that Class B ordinary shares are entitled to 20 votes per ordinary share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors. Mr. Huang beneficially owns 100% of the Class B ordinary shares issued and outstanding, and any additional Class A ordinary shares which Mr. Huang directly or indirectly acquires may be converted into Class B ordinary shares. In addition, for so long as there are Class B ordinary shares outstanding, the Class B shareholders are entitled (i) to nominate five of our directors, and (ii) to have 20 votes per ordinary share with respect to the election and removal of a simple majority, or six, of our directors. In addition, our Articles of Association provide that STT GDC (a wholly owned subsidiary of STT Communications Ltd., or STTC, which is in turn a wholly owned subsidiary of Singapore Technologies Telemedia Pte Ltd, or ST Telemedia), has the right to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital. Such appointments will not be subject to a vote by our shareholders. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Appointment, Nomination and Terms of Directors.”

Furthermore, as of April 15, 2022, two of our principal shareholders—STT GDC and Mr. Huang, our founder, chairman and chief executive officer—beneficially owned approximately 36.4% of our outstanding Class A ordinary shares and 100% of our outstanding Class B ordinary shares, respectively. On matters where Class A and Class B ordinary shares vote on a 1:1 basis, STT GDC exercises 31.9% of the aggregate voting power. On matters where Class A and Class B ordinary shares vote on a 1:20 basis, Mr. Huang exercises 49.2% of the aggregate voting power. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

These actions may be taken even if they are opposed by our other shareholders, including the holders of our ADSs and/or ordinary shares. We have granted special rights to STT GDC and certain of our other shareholders. The rights granted to STT GDC include an anti-dilution right, directors’ appointment rights, right to requisition an extraordinary general meeting, committee rights, registration rights and information rights, which enable STT GDC to maintain its significant shareholding in and influence over our Company. In particular, STT GDC’s anti-dilution right entitles it to subscribe for up to a 35% pro rata ordinary share of future issuances of equity or equity linked securities by our Company any time on or before June 25, 2023. We have also granted registration rights to certain other shareholders, including STT GDC and PA Goldilocks Limited, an affiliate of China Ping An Insurance Overseas (Holdings) Limited (a subsidiary of Ping An Insurance (Group) Company of China). If any shareholders exercise their registration rights, we will incur costs and be required to divert management attention and resources associated with facilitating the registration of their ordinary shares. We have also granted Ping An Overseas Holdings the right to designate an observer to join meetings of our board of directors, subject to maintaining its shareholders at or above a specified percentage threshold.

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

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial, contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, business operation or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

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

While the PRC economy has experienced significant growth in the past three decades, such growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. See “—There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with substantial operations in China. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. PCAOB, on our auditors. In addition, the PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “—There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.” Any such regulatory oversight or control actions, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and could cause the value of our securities, including our ADSs, to significantly decline or become worthless.

There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries, the VIEs and their subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may change from time to time and have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. For example, although under the PRC Anti-monopoly Law, companies conducting certain investments and acquisitions relating to businesses in China must file with the anti-monopoly enforcement agency, in advance of any transaction where the parties’ revenues exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party, it has been long debated in the past whether transactions involving companies with a VIE structure, including us, are subject to such prior filing requirements, namely filing of notification of concentration of undertaking. However, the enforcement of notification of concentration of undertaking filing requirement by companies with a VIE structure has been strengthening. In April 2020, the SAMR, which is the anti-monopoly enforcement agency, published a case of concentration of undertaking where a VIE structure was involved (such case was closed in July 2020 and unconditional approval was granted). In December 2020, the SAMR, for the first time, formally penalized three internet companies with a VIE structure for failure to make the filing. Since then, the SAMR has been reviewing historical cases of concentrations of undertaking of certain major internet companies with a VIE structure, and past failure to file prior notification of concentrations of undertaking may be investigated and penalized. Although we have not received any investigation or enquiry from the SAMR related to the filing of notification of concentration of undertaking, there can be no assurance that we will not be subject to such enquiries or any penalty in connection with any such enquiry in the future. Any failure or perceived failure to comply with the anti-monopoly laws and regulations, as well as the related government policies and guidance, by us or our top customers, may result in governmental investigations or enforcement actions, litigations or claims against us or our top customers and could have an adverse effect on our business, financial condition and results of operations.

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

We are subject to extensive national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including without limitation, among others and in addition to specific industry-related regulations, the following aspects:

●	construction or development of new data centers or renovation, rebuilding or expansion of existing data centers;
●	banking regulations, as a result of the colocation services we provide to banks and financial institutions, including regulations governing the use of subcontractors in the management and maintenance of facilities;
●	environmental protection laws and regulations;
●	security laws and regulations;
●	establishment of or changes in shareholder of foreign investment enterprises;
●	foreign exchange;
●	taxes, duties and fees;
●	customs;
●	land planning and land use rights;
●	energy conservation and emission reduction; and
●	cyber security and information protection laws and regulations, including the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, the Data Security Law of the People’s Republic of China, or the Data Security Law, and the Administrative Measures for the Graded Protection of Information Security.

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations (including obtaining of all relevant approvals required for the development and operation of data centers). Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations. For example, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions” for information regarding regulations of banking and financial institutions that outsource their data center services to us, and “—Regulations Related to Land Use Rights” for information regarding restrictions on the new construction or expansion of data centers within the boundaries of the Beijing municipality. We cannot assure you that we will comply with the requirements of all new laws and regulations. For example, the PRC Civil Code, which was passed on May 28, 2020 by the National People’s Congress and became effective in January 2021, replaces among other laws, the General Provisions of the PRC Civil Law, the PRC Marriage Law, the PRC Guarantee Law, the PRC Contract Law, the PRC Property Law and the PRC Tort Liability Law. It remains to be seen how the PRC Civil Code will be implemented and enforced in practice. In addition, in March 2021, the National People’s Congress published the Fourteenth Five-Year Plan for the National Economic and Social Development of the People’s Republic of China and the Outline of the Long-term Goals for 2035, according to which the PRC government aims to reach the goal of achieving net-zero carbon dioxide emissions by offsetting emissions of carbon dioxide by 2060, namely carbon neutrality, through various measures including afforestation, energy conservation and emission reduction. To achieve the carbon neutrality goal, the PRC government may promulgate more laws and regulations in the future. These laws and regulations may compel us to source more renewable energy, and we may be unable to do on commercially acceptable terms. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

The PRC Cyber Security Law and Data Security Law are relatively new, and subject to change and uncertain interpretation by regulators. These laws could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

Additionally, the Cyber Security Law came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. However, the Cyber Security Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cyber Security law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of laws, implementing regulations and guidelines to be issued by relevant authorities. Numerous regulations, guidelines and other measures have been and are expected to be adopted under the Cyber Security Law. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Information Security and Confidentiality of User Information.” Currently, the Cyber Security Law and relevant regulations, guidelines and other measures have not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cyber Security Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder.

Furthermore, the PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. As of the date of this annual report, we have not been designated as operator of critical information infrastructure by the PRC governmental authorities. While we do not have access to our customers’ data stored on the servers collocated in our data centers, we cannot rule out the possibility that data related to our operations may be deemed important data/core data or we may be deemed to be a critical information infrastructure operator, which would subject us to additional supervisory requirements. Any incompliance on such additional supervisory requirements may subject us to fines, order to rectify, suspension of users registration, revocation of business certificate and other penalties, which may have material adverse effect on our business, operations and financial condition as well as the price of our securities.

In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. The Data Security Law provides that the state shall establish a data security review mechanism on data processing activities that do or may affect national security. Pursuant to the Cybersecurity Review Measures effective on February 15, 2022, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security and network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the cybersecurity related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. Further, pursuant to the Cyber Data Security Regulations (Draft for Comments), or the Draft Regulations released by the CAC in November 2021, data processors shall apply for a cybersecurity review for certain activities. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Information Security and Confidentiality of User Information.” As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong exchange, we will face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. We have not been involved in any investigations on cybersecurity review initiated by the CAC or other competent authorities and we have not received any inquiry, notice, warning, or sanction in such respect. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. We cannot assure you that our future offering will be subject to cybersecurity review by the CAC or other competent authorities, and if so, we may not be able to pass such review.

We believe that we are in compliance with the regulations and policies that have been issued by the CAC and other competent PRC regulatory authorities on cybersecurity as of the date of this annual report. We have formulated a cyber security management policy and information security management guidelines to comply with the requirements under the Cyber Security Law. See “Item 4. Information on the Company—B. Business Overview—Environmental and Operational Sustainability Initiatives—Information security” for details on measures we have taken to manage information security risk. However, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law or other cybersecurity related laws and regulations, and we may be held liable in the event of any breach of the relevant requirements under the Cyber Security Law or other relevant laws and regulations. Furthermore, as uncertainties remain regarding the interpretation and implementation of applicable PRC laws and regulations, we cannot assure you that we will comply with such laws and regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition as well as price of our securities.

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

The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with acquisitions conducted by foreign investors or future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long it will take to obtain such approval or complete such filing.

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

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company-B. Business Overview-Regulatory Matters-Regulations Related to M&A and Overseas Listings.”

The PRC government authorities have recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted overseas and foreign investment in China-based companies like us. In July 2021, the relevant PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to, among other things, strengthen the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. In December 2021, the CSRC published the Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Administration Measures. Pursuant to these drafts, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC, and the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Failure to complete the record-filing under the Draft Provisions may subject a PRC domestic company to a warning or a fine of RMB1 million to RMB10 million. If the circumstances are serious, the PRC domestic company may be ordered to suspend its business, or its permits or businesses license may be revoked.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. At a press conference held by the CSRC on December 24, 2021, a CSRC officer expressed that the record-filing requirement would be imposed starting from the new listing and new financing activities like follow-on financing and the sufficient transition period would be given for the existing public companies offering their securities on the oversea stock exchanges before the effectiveness of these drafts. At the press conference, the CSRC officer also answered questions relating to the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant variable interest entity structure may seek overseas listing after completion of the CSRC filings. Nevertheless, the CSRC officer did not specify what qualify as compliant variable interest entity structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings of our future offshore offerings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rejected. Any failure to obtain (including possible rescission of such approval) or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may require us to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who were granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company. Since our company became an overseas listed company upon completion of our initial public offering, we and directors, executive officers and other employees of our PRC subsidiaries, the VIEs and their subsidiaries and any individuals who have been granted options have been subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, or SAFE Circular 7, according to which, among others, employees, directors, supervisors and other management members of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. One of our subsidiaries, as the domestic qualified agent, has completed the registration under SAFE Circular 7 for our share incentive plans and we are making efforts to comply with these requirements stipulated in SAFE Circular 7. Failure to complete the SAFE registrations or meet other requirements may subject relevant participants in our share incentive plans to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

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

On June 29, 2007, the SCNPC enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to fifteen days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund intercompany loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries, VIEs and their subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of December 31, 2021, the restricted net assets were RMB20,939.9 million (US$3,285.9 million), including those of the VIEs and their subsidiaries of RMB210.1 million (US$33.0 million) and our subsidiaries of RMB20,729.8 million (US$3,252.9 million), which mainly consisted of paid-in registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the STA, on December 10, 2009. Pursuant to STA Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest.STA Bulletin 7 does not apply to transactions of sale of ordinary shares by investors through a public stock exchange where such ordinary shares were acquired from a transaction through a public stock exchange.

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

Substantially all of our net revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries, VIEs or their subsidiaries. Currently, certain of our PRC subsidiaries, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize net revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs and/or ordinary shares, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries, VIEs or their subsidiaries.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding investors that invest in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, Department of Justice or DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the concerns. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on the U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the report are expected to be subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible delisting from the Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

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

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight with auditors of U.S. listed companies with significant operations in China. More recently, as part of increased regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the U.S. enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit such company’s securities from being traded on any of the U.S. national securities exchanges, such as the NYSE and Nasdaq Stock Market, or in the U.S. “over-the-counter” markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three, and thus, would reduce the time before our ADSs may be prohibited from trading or delisted from the Nasdaq. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements under the HFCA Act. On December 2, 2021, the SEC announced that it had adopted final amendments to its rules implementing the HFCA Act, thereby finalizing the interim final rules that it had adopted in March 2021, with two modifications to clarify application of the requirements to variable interest entities, and to require tagging of information such as auditor name and location. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. On September 22, 2021, the PCAOB adopted PCAOB Rule 6100 as final, and on November 5, 2021, the SEC announced that it had approved PCAOB Rule 6100, giving it immediate effect. Accordingly, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs being delisted. Furthermore, on December 16, 2021, pursuant to the HFCA Act the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including our independent registered public accounting firm. In March 2022, the SEC identified eleven “commission-identified issuers” that are not in compliance with the accounting-related procedures of the HFCA Act and could be subject to potential delisting from U.S. exchanges over time. Under the current regulatory framework, we will likely be identified as such by the SEC in the future. There also can be no assurance that, once we have a “non-inspection” year, we or our auditor will be able to take remedial measures in a timely manner, and as a result, there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. While the CSRC has released the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing (Draft for Comments)on April 2, 2022, which, if progmultaed and implemented, could allow the PCAOB to inspect accounting firms in China, maintaining the listing of our ADSs depends on full compliance with PCAOB audit inspections, and there can be no assurance that these draft rules will be officially progmulated or implemented, our auditor or us will be able to comply with requirements imposed by U.S. regulators. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance. If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring incremental compliance costs. Notwithstanding the foregoing, in the event that the Hong Kong Stock Exchange deemed us as having a dual primary listing in Hong Kong, we will be permitted to retain our existing weighted voting rights structure and our variable interest entity structure. See “—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

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

In December 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the U.S. Exchange Act.

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

The perception among investors, due to current and proposed rules and regulations relating to the ability of the PCAOB to inspect our auditors, political tensions between the United States and China, and other matters, that the Company is at heightened risk of delisting from Nasdaq, could negatively affect the market price of our securities and trading volume of our ADSs. There have been recent media reports on deliberations within the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. See “—The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.” If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring incremental compliance costs. Notwithstanding the foregoing, in the event that the Hong Kong Stock Exchange deemed us as having a dual primary listing in Hong Kong, we will be permitted to retain our existing weighted voting rights structure and our variable interest entity structure. See “—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

Additionally, any actual delisting determination could seriously decrease or eliminate the value of an investment in our ADSs. We could face substantial material adverse consequences, including, but not limited to, among other things: limited availability for market quotations for our ADSs; reduced liquidity with respect to our shares; a reduced number of investors willing to hold or acquire our shares, which could negatively impact our ability to raise equity financing; an impaired ability to provide equity incentives to our employees; and limited news and analyst coverage. Additionally, many of our loan agreements include a covenant that we maintain our shares listed on at least one of the following stock exchanges before the maturity date: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) the Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. The breach of such covenant could result in a default with respect to the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately. This, in turn, could cause our other debt, to become due and payable as a result of cross-default or acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

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

In addition to the above factors, the prices and trading volumes of our ADSs and/or ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, customers or suppliers;
●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other data center services companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market for data center services;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	any actual or alleged illegal acts of our senior management or other key employees;
●	actual or expected changes in monetary and fiscal policies adopted by central banks and financial authorities, particularly any increases in the target range for the federal funds rate announced by the Federal Open Market Committee of the U.S. Federal Reserve System;
●	actual or expected increases in prices for commodities, consumer prices, and inflation rates;
●	fluctuations in exchange rates between the Renminbi, the Hong Kong dollar, and the U.S. dollar;
●	political or market instability or disruptions, and actual or perceived social unrest in the United States, Hong Kong, or other jurisdictions;

●	release or expiry of lock-up or other transfer restrictions on our ADSs and/or ordinary shares;
●	sales or perceived potential sales or other dispositions of existing or additional ADSs and/or ordinary shares or other equity or equity-linked securities; and
●	attacks by short sellers, including the publication of negative opinions regarding us and our business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. See “—Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares.”

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

Sales of our ADSs, ordinary shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline significantly. As of April 15, 2022, we had 1,524,432,995 ordinary shares outstanding, comprising 1,456,842,659 Class A ordinary shares (including 63,514,816 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 67,590,336 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act. All of the other Class A ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act.

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

ADS holders do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our Articles of Association, the minimum notice period required to convene a general meeting will be 14 calendar days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Class A ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to them or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to them in a timely manner, but there can be no assurance that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, they will not be able to call a shareholders’ meeting.

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

Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries, the consolidated VIEs and their subsidiaries that have substantive business operations in China. As a result, certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands with no business operations. We conduct a substantial portion of our operations through our wholly-foreign owned enterprises, the consolidated VIEs and their subsidiaries in the PRC, and majority of our assets are located in the PRC. We do not and are not, and holders of our ADSs and ordinary shares do not and are not, legally permitted to have any, or more than the permitted percentage of, equity interest in the consolidated VIEs as current PRC laws and regulations restrict foreign ownership and investment in, among other areas, the business of providing VATS, including internet data center services. As a result, we provide the services that may be subject to such restrictions in the PRC through the VIEs and their subsidiaries, and we operate our businesses in the PRC through certain contractual arrangements with the consolidated VIEs. For a summary of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.” Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the consolidated VIEs. In addition, some of our directors and executive officers and the experts named in this document do not reside within the U.S. or Hong Kong, and most of their assets are not located in the U.S. or Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States or in Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). The courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in such jurisdiction under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong courts would be enforceable in the Cayman Islands.

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

We have adopted Articles of Association that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs and/or ordinary shares may fall and the voting and other rights of the holders of our ADSs and/or ordinary shares may be materially and adversely affected. In addition, our Articles of Association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, as defined in our Articles of Association, including: a provision that entitles Class B ordinary shares to 20 votes per share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors; a provision that entitles Class B shareholders to nominate five of our directors; a provision that allows one of our principal shareholders to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital; and a classified board with staggered terms for our directors, which will prevent the replacement of a majority of directors at one time.

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

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;
●	the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure.

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

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

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

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ADSs and ordinary shares over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong . If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong. See “—Risks Related to Doing Business in the People’s Republic of China—The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time” and “—Risks Related to Doing Business in the People’s Republic of China—The perception among investors that the Company is at heightened risk of delisting from Nasdaq could negatively affect the market price of our securities and trading volume of our ADSs. If a delisting were to occur, we would face material adverse consequences.” If the Hong Kong Stock Exchange were to regard us has having a dual primary listing or primary listing in Hong Kong, we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring incremental compliance costs. Notwithstanding the foregoing, in the event that the Hong Kong Stock Exchange deemed us as having a dual primary listing in Hong Kong, we will be permitted to retain our existing weighted voting rights structure and our variable interest entity structure.

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

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of the VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the stock of the VIEs. If it is determined, contrary to our view, that we do not own the stock of the VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information-E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

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

We operate our business through our wholly-owned subsidiaries, joint ventures, the VIEs and their subsidiaries. We own 100% of the shares in EDC Holding, an exempted company also incorporated in the Cayman Islands, through which we indirectly hold 100% of the equity interests in holding companies in Hong Kong, many of which own our data centers through one or more data center companies. Through EDC Holding we also indirectly hold 100% of the equity interests in GDS Investment Company.

The following are our key business milestones:

In 2001, we started our business as an IT service provider. Our initial focus was on business continuity and disaster recovery solutions. Many of our early customers were financial service institutions with demanding IT compliance standards. To guarantee the reliability and availability of services to them, we leased data center capacity from third parties.

In 2009, after realizing that there was a shortage of qualified data center capacity in key markets, we began developing our own data centers, thereby entering the data center business. We established our presence in Shanghai and Chengdu in 2010 and 2011, by bringing three data centers into service in these markets. From 2013 to 2014, we expanded our footprint to Beijing and Shenzhen and completed the construction of three data centers in these markets. By 2014, we had developed a supply of capacity in all of China’s Tier 1 markets.

In 2014, we received a major infusion of capital to fund data center development from STT GDC. We have since established a long-term strategic partnership with STT GDC, which has made several subsequent rounds of investment in us. STT GDC is a wholly owned subsidiary of ST Telemedia. STT GDC is an experienced and strategic data center player which owns a portfolio of data centers in Singapore, UK, Thailand, India, Indonesia, South Korea, Japan and in China through GDS. As of April 15, 2022, STT GDC is our single largest shareholder and we benefit from STT GDC’s industry expertise, access to potential customer and supplier relationships, and solid corporate governance guidance.

In 2016, we completed our initial public offering on NASDAQ under the symbol “GDS”.

In 2017, we began developing B-O-T data centers for specific customers. In August 2019, we entered into a strategic cooperation framework agreement with GIC, Singapore’s sovereign wealth fund, to develop and operate hyperscale B-O-T data centers for a strategic customer on a joint venture basis. According to the agreement, we will own 10% equity interest in the joint venture asset companies and GIC will own 90%. In September 2021, we entered into a new master joint venture investment agreement with GIC, pursuant to which the two parties will form joint ventures for the investment and development of hyperscale B-O-T data centers for several customers. According to the new agreement, we will own 51% equity interest in the joint venture asset companies and GIC will own 49%. We will continue to provide management and operation services to the joint ventures and earn recurring service fees. As of December 31, 2021, we completed the sale of a 49% equity interest of the project company of HL1 Phase 1 data center to GIC, as the first B-O-T joint venture data center pursuant to the new master joint venture investment agreement.

In 2018, we expanded our footprint of self-developed data centers to Hong Kong by purchasing an industrial property for conversion to a data center.

In 2020, we completed our secondary listing on the Hong Kong Stock Exchange under the stock code of “9698.”

In 2021, we entered the Macau market, and launched our Southeast Asia plan by acquiring two parcels of greenfield land in Malaysia and Indonesia, both in the proximity of Singapore, as part of our “Singapore Plus” strategy in the region.

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

B.Business Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. We also build, operate and transfer data centers at other locations selected by our customers to fulfill their broader requirements. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems.

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

We have a 21-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. As of December 31, 2021, we had an aggregate net floor area of 487,883 sqm in service, 93.8% of which was committed by customers, and an aggregate net floor area of 161,515 sqm under construction, 61.3% of which was pre-committed by customers.

We believe the market for high-performance data center services in China is experiencing strong growth. Demand is driven by rapid growth in the volume of data created, transmitted, processed and stored as a result of the accelerating trend of digital transformation and the rising adoption of new technologies such as cloud computing, 5G, artificial intelligence, big data, machine learning, blockchain, internet of things, augmented and virtual reality, e-payments and digital currency. Demand is also driven by PRC government policies which consistently and actively support technology-driven development and the growth of the digital economy. The PRC government has promoted the concept of “new infrastructure” which includes, among other things, largescale data centers, artificial intelligence and industrial internet. Such policy orientation is ushering in new waves of investment at all levels of the economy, which we believe will give rise to numerous opportunities in the years to come.

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

Our platform of interconnected data centers and secured expansion capacity is strategically located to address this growing demand. We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing, the primary financial, commercial, industrial and communications hubs in each region of China. We refer to the areas in and around these hubs as Tier 1 markets. Our customers typically use our data centers in Tier 1 markets to house their mission-critical, latency-sensitive data and applications. Our data center locations provide convenient access for our customers and, furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities. In the past, our data centers were mainly clustered in key urban districts within each Tier 1 market in accordance with customer preference. In order to keep pace with demand and overcome the challenge of creating new supply, we are also developing more data centers at strategic locations on the outer edge of these markets, including on campuses where we can expand capacity in multiple phases. These outer edge developments, which we still consider Tier 1 markets, enable our hyperscale customers to fulfill their requirement for larger deployments of IT capacity on a single site and to upscale over time, while remaining within acceptable parameters for network latency. In addition to our presence in Tier 1 markets, we also build, operate and transfer data centers at other locations selected by our customers in order to house their offline and less critical data and applications in lower cost areas where, at times, renewable energy sources are also accessible.

During 2021, we launched our Southeast Asia strategy to develop data centers in strategic locations in and around Singapore to better serve our customers’ requirements in the region. Through this “Singapore Plus” strategy, we seek to support customers who will benefit from a network of interconnected data centers in the region.

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

As of December 31, 2021, we served 760 customers, including PRC and global hyperscale cloud service providers and large internet companies, a diverse community of financial institutions, telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. We host the largest public cloud platforms operating in China, some of which are present in multiple GDS data centers. Agreements with our hyperscale cloud service provider and large internet customers generally have terms of three to ten years, while agreements with our financial institution and enterprise customers typically have terms of one to five years.

As of December 31, 2021, we operated 81 self-developed data centers with an aggregate net floor area of 478,901 sqm in service. We also operated capacity at 22 third-party data centers with an aggregate net floor area of 8,982 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further 15 new self-developed data centers and multiple phases of eight existing self-developed data centers with an aggregate net floor area of 161,515 sqm under construction. As of the same date, we had an estimated aggregate developable net floor area of approximately 475,239 sqm held for potential future development. Our net revenue and results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service of 92.1%, 94.6% and 93.8% as of December 31, 2019, 2020 and 2021, respectively. We had utilization rates for our area in service of 67.9%, 70.3% and 65.5% as of December 31, 2019, 2020 and 2021, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have entered into agreements but have not yet started to use revenue-generating services.

We have experienced significant growth in recent years. Our net revenue grew from RMB4,122.4 million in 2019 to RMB5,739.0 million in 2020, representing an increase of 39.2%, and increased to RMB7,818.7 million (US$1,226.9 million) in 2021, representing an increase of 36.2%. Our net loss increased from RMB442.1 million in 2019 to RMB669.2 million in 2020, and increased to RMB1,191.2 million (US$186.9 million) in 2021. Our adjusted EBITDA increased from RMB1,824.0 million in 2019 to RMB2,680.6 million in 2020, and increased to RMB3,703.4 million (US$581.1 million) in 2021. As of December 31, 2019, 2020 and 2021, our accumulated deficit was RMB2,057.2 million, RMB2,723.6 million and RMB3,910.8 million (US$613.7 million), respectively.

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

Sourcing

Our strong customer and industry relationships offer us insight into the size, timing, and location of future demand which is reflected in our data center capacity development plan. Based on this insight, we aim to secure land and buildings in Tier 1 markets, together with the required power capacity and regulatory approvals, including energy quota under the energy conservation review opinion, for future development commensurate with anticipated demand for our services. Our in-house team begins sourcing potential sites a few years in advance of planned development. We source new data center capacity by: (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield land, redeveloping brownfield sites, converting existing industrial buildings, or fitting out and equipping purpose-built building shells; (ii) leasing existing data center capacity from third-party wholesale providers; and (iii) acquiring high-performance data centers from other companies.

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

Marketing

We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into legally-binding pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Such pre-commitments typically come from anchor customers who require largescale capacity, such as hyperscale cloud service providers and large internet companies. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. We had pre-commitment rates of 66.5%, 77.4% and 61.3% as of December 31, 2019, 2020 and 2021, respectively. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high commitment rates for each of our data centers.

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

Anchor customers with largescale commitments typically move in over a period of 12 to 24 months, whereas financial institutions and large enterprise customers typically move in over a period of three to six months. The longer move-in period for anchor customers is due to the larger scale of their deployments and operational models, under which they increase utilization of committed data center capacity in multiple phases and in line with the increasing load on their IT systems. During such move-in periods, customers have the right to use part or all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in the sales agreements. Such minimum billable amount typically steps up over time. In practice, during the move-in period, most customers’ actual usage and billing is higher than the minimum. Customers are not allowed to terminate their sales agreements before the end of the move-in period. See “Our Business—Our Customers—Sales Agreements.” The portion of area committed by customers which is revenue generating is referred to as area utilized. As a result of the flexibility granted to customers to use part or all of the services during the move-in period, some of our data centers have lower utilization rates.

Commitment and Utilization Rates

Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer agreements and substantial backlog. Backlog is defined as area committed or pre-committed by customers but yet to be utilized (total area committed minus area utilized at the end of each period). As of December 31, 2019, 2020 and 2021, we had backlog of 120,521 sqm, 203,369 sqm and 237,347 sqm, respectively. The increase in backlog across these periods was primarily due to higher levels of customer commitments and pre-commitments. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and high rates of agreement renewals for our services. We had a very low incidence of sales agreements that expired without renewal or terminated early, as evidenced by our average quarterly churn rate of 0.5%, 0.8% and 0.4% for the years ended December 31, 2019, 2020 and 2021, respectively.

For our in-service data centers, we aim to maintain high levels of long-term commitment and utilization rates. We had commitment rates for our area in service of 92.1%, 94.6% and 93.8% as of December 31, 2019, 2020 and 2021, respectively. We had utilization rates for our area in service of 67.9%, 70.3% and 65.5% as of December 31, 2019, 2020 and 2021, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all the revenue-generating services for which they have committed. Until the end of the move-in period, the area committed is not fully categorized as area utilized.

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

We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing, the primary financial, commercial, industrial and communications hubs in each region of China. We refer to the areas in and around these hubs as Tier 1 markets. Our customers typically use our data centers in Tier 1 markets to house their mission-critical, latency-sensitive data and applications. Our data center locations provide convenient access for our customers and, furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities. We also build, operate and transfer data centers at other locations selected by our customers in order to fulfill their broader requirements. We have also begun developing data centers in Southeast Asia by developing data centers in strategic locations in and around Singapore to better serve our customers’ requirements in the region.

In 2021, we commenced construction of 14 new self-developed data centers and multiple phases of two existing data centers and data centers through acquisitions with a total net floor area of 121,872 sqm. As of December 31, 2021, we had an aggregate net floor area under construction of 161,515 sqm, 61.3% of which was pre-committed. In 2021, we completed construction and brought into service 18 new self-developed data centers with a total net floor area of 116,477 sqm. In 2021, we acquired SZ9 with a net floor area of 2,217 sqm, BJ15 with a net floor area of 19,166 sqm, BJ17 and BJ18 with an aggregate net floor area of 3,698 sqm, BJ20, BJ21, BJ22 and BJ23 with an aggregate net floor area of 11,632 sqm which were all in service when acquired. As of December 31, 2021, we had an aggregate net floor area in service of 487,883 sqm, this capacity was 93.8% committed and 65.5% utilized.

The following table presents certain information relating to our data center portfolio as of December 31, 2021:

			Area held for
	Area	Area under	future
(Sqm)	in service	construction	development
Location
Beijing - Tianjin - Hebei	221,608	77,968	43,529
Yangtze River Delta	157,356	39,272	121,942
Greater Bay Area(1)	81,794	35,635	210,195
Chengdu - Chongqing	14,537	8,640	38,005
Other (China)	11,666	—	33,568
Southeast Asia	923	—	28,000
Total	487,883	161,515	475,239
Type
Self-developed	409,990	158,075	475,239
B-O-T	68,910	3,440	—
Third party	8,982	—	—
Total	487,883	161,515	475,239
(1)	Greater Bay Area includes Hong Kong and Macau.

As of December 31, 2021, our total area committed was 556,822 sqm, of which 457,838 sqm and 98,983 sqm related to data centers in service and data centers under construction, respectively.

Self-Developed Data Centers

As of December 31, 2021, we operated 81 self-developed data centers with an aggregate net floor area of 478,901 sqm in service. As of the same date, we had a further 15 new self-developed data centers and multiple phases of eight existing self-developed data centers with an aggregate net floor area of 161,515 sqm, under construction. In addition, we had an estimated aggregate developable net floor area of approximately 475,239 sqm held for potential future development.

High-Performance Features. Our self-developed data centers generally feature:

●	High Availability. Over 90% of our self-developed data center capacity in service and under construction is equipped with 2N redundant delivery paths for power, cooling and other critical systems. 2N redundancy entails significant additional up-front investment and decreases the yield of net floor area in a building of a given size. By installing 2N redundancy and operating our facilities to the highest standards, we are able to satisfy the requirements of the most demanding customers for housing their mission-critical IT infrastructure.
●	High Power Density. Our self-developed data center capacity in service and under construction has an average power density of approximately 2.24 kW/sqm, which we believe is far above the average for data centers in China. High power density must be incorporated into the data center design from inception and entails increased development cost per sqm of net floor area. By installing high power density, we enable our customers to deploy their IT infrastructure more efficiently and to optimize their IT infrastructure performance. This is of particular importance to hyperscale cloud service provider and large internet customers as it reduces their IT investment and operating costs.
●	High Power Efficiency. Our self-developed data centers are designed to achieve high power efficiency, which is expressed conversely by a low PUE ratio. In 2021, our self-developed data centers in stabilized operation had an average PUE of around 1.3, which we believe is significantly below the average for data centers in China. High power efficiency reduces operating costs, for the benefit of our customers and ourselves, and reduces our carbon footprint. A low PUE ratio is of particular importance to hyperscale cloud service provider and large internet customers who have the most demanding performance targets.

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

Types of Data Centers. We have a diversified and flexible approach to developing our data center portfolio. We categorize our self-developed data centers into the following three types:

●	Purpose-Built. Purpose-built data centers are facilities which are designed and constructed specifically for use as data centers. Our purpose-built facilities comprise those that we design ourselves and for which we directly oversee the construction and fit out, as well as certain of the facilities that we lease or have acquired from third parties. Purpose-built and build-operate-transfer facilities represented approximately 50.2% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2021.
●	Converted. Conversion involves repurposing existing industrial buildings for use as data centers. We undertake conversions in order to fulfill demand where time-to-market and site opportunity do not allow us to purpose-build. We carefully select such buildings based on their suitability for use as data centers. We design and construct to the same high technical specifications as our purpose-built data centers, so as to ensure that the end product is of a comparable standard. Converted facilities represented approximately 49.8% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2021.

●	Build-Operate-Transfer. Build-operate-transfer data centers are facilities which are located in other locations to fulfill the broader requirements of our strategic customers. We undertake B-O-T projects through wholly-owned vehicles, as well as through the joint ventures which we are establishing with GIC. The projects are typically greenfield developments on the customer’s own campus.

Data Center Tenure. We hold our self-developed data center buildings either through direct ownership or lease. In China, land cannot be owned outright, but is secured through land use rights. For data center buildings which we own, we have the right to use the underlying land for up to 50 years, which is the longest permissible period, plus ownership of the buildings and other fixed assets comprising the data center. In Hong Kong, almost all the land is leasehold land leased from the Hong Kong government. The tenure of the relevant government leases for the three parcels of brownfield land where HK1, HK2 and HK4 are located that were purchased by us in 2018, 2019 and 2021 respectively will expire in June 2047 and the residue of the term of years of the relevant government leases is approximately 25 years. For data centers that we lease, we enter into long-term leases with the owners of the building generally for periods of 15 to 20 years, which is the longest permitted lease period under PRC law. However, in the case of the build-operate-transfer projects which we have undertaken to date, where the owner of the building shell is our customer, the lease term is usually ten years.

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

Self-Developed Data Centers in Service: The following table sets forth additional details concerning our portfolio of self-developed data centers in service as of December 31, 2021:

		Date ready for			Area in	Area		Area
		service			service	committed	Commitment	utilized	Utilization
Market	Data center(1)	(HHYY)	Type	Tenure	(sqm)	(sqm)	rate(2)	(sqm)	rate(3)
Beijing - Tianjin - Hebei	BJ1	2H15	Convert	Lease	2,435	2,429	100%	2,355	97%
	BJ2	2H17	Convert	Lease	5,819	5,632	97%	5,357	92%
	BJ3	2H17	Convert	Lease	3,144	3,144	100%	3,034	97%
	BJ4	1H19	Convert	Lease	4,695	3,639	78%	2,687	57%
	BJ5	1H19	Convert	Lease	13,366	13,302	100%	12,570	94%
	BJ6	2H19	Convert	Lease	5,965	5,786	97%	5,115	86%
	BJ7	2H20	Convert	Lease	10,246	9,456	92%	2,339	23%
	BJ8	1H21	Convert	Lease	10,383	10,383	100%	4,592	44%
	BJ9	2H19	Convert	Lease	8,029	7,245	90%	7,106	89%
	BJ10	1H20	Convert	Lease	6,440	6,440	100%	6,128	95%
	BJ11	1H20	Convert	Lease	6,832	6,832	100%	6,552	96%
	BJ12	1H20	Convert	Lease	7,016	7,016	100%	6,673	95%
	BJ15	1H21	Convert	Lease	19,166	19,166	100%	16,967	89%
	BJ16	2H21	Convert	Lease	8,678	7,705	89%	2,787	32%
	BJ17	2H21	Purpose-Built	Own	1,849	1,849	100%	1,780	96%
	BJ18	2H21	Purpose-Built	Own	1,849	1,849	100%	1,462	79%
	BJ20	2H21	Convert	Own	2,507	543	22%	31	1%
	BJ21	2H21	Convert	Own	3,347	—	0%	—	0%
	BJ22	2H21	Convert	Own	3,321	—	0%	—	0%
	BJ23	2H21	Convert	Own	2,457	—	0%	—	0%
	LF1	2H19	Convert	Lease	4,949	4,949	100%	3,285	66%
	LF2	2H20	Convert	Lease	5,458	5,458	100%	3,628	66%
	LF3	1H21	Purpose-Built	Own	11,868	11,868	100%	3,011	25%
	LF4 Phase 1	2H21	Purpose-Built	Own	6,921	6,921	100%	—	0%
	LF6	1H20	Convert	Lease	3,787	3,787	100%	3,614	95%
	LF7	1H20	Convert	Lease	5,558	5,558	100%	3,762	68%
	LF8	2H20	Convert	Lease	2,670	2,670	100%	2,335	87%
	LF9	1H21	Convert	Lease	10,820	10,820	100%	1,457	13%
	LF10	1H21	Purpose-Built	B-O-T	10,456	10,456	100%	2,180	21%
	HL1 Phase 1	1H21	Purpose-Built	B-O-T	3,440	3,440	100%	2,852	83%
	TJ1 Phase 1	2H21	Purpose-Built	Own	6,432	3,441	53%	257	4%
	ZB1	1H18	Purpose-Built	B-O-T	5,132	5,132	100%	4,870	95%
	ZB2	2H18	Purpose-Built	B-O-T	4,662	4,662	100%	4,404	94%
	ZB3	2H18	Purpose-Built	B-O-T	4,662	4,662	100%	4,412	95%
	ZB4	1H20	Purpose-Built	B-O-T	4,012	4,012	100%	3,684	92%
Yangtze River Delta	SH1	2H11	Purpose-Built	Lease	6,432	6,272	98%	5,961	93%
	SH2	2H15	Purpose-Built	Lease	7,712	7,697	100%	7,075	92%
	SH3	2H16	Purpose-Built	Lease	7,950	7,944	100%	7,894	99%
	SH4	2H17	Purpose-Built	Lease	8,395	8,395	100%	8,085	96%
	SH5	1H18	Convert	Lease	2,062	1,851	90%	1,843	89%
	SH6	2H18	Purpose-Built	Lease	7,620	6,873	90%	5,814	76%
	SH7	2H19	Purpose-Built	Lease	6,366	5,299	83%	3,606	57%
	SH8	2H18	Convert	Lease	4,924	4,884	99%	4,800	97%
	SH9	1H19	Convert	Lease	3,330	3,330	100%	3,330	100%
	SH10	1H19	Convert	Lease	3,745	3,745	100%	3,584	96%
	SH11	1H18	Convert	Lease	4,515	4,515	100%	3,803	84%
	SH12	1H21	Purpose-Built	Lease	3,567	3,567	100%	—	0%
	SH13	2H20	Convert	Lease	6,634	4,657	70%	2,826	43%
	SH14 Phase 1	2H20	Convert	Own	7,000	7,000	100%	5,615	80%
	SH15	2H20	Convert	Lease	1,587	1,587	100%	1,382	87%
	SH16	2H20	Purpose-Built	Own	3,736	2,385	64%	905	24%
	SH17 Phase 1	1H21	Convert	Own	5,472	5,472	100%	900	16%
	SH17 Phase 2	2H21	Convert	Own	6,123	4,220	69%	996	16%
	SH19 Phase 1	2H20	Convert	Lease	7,984	7,984	100%	5,393	68%
	KS1	2H10	Purpose-Built	Own	6,546	6,478	99%	6,252	96%
	KS2	1H20	Purpose-Built	Own	7,771	7,771	100%	6,977	90%
	KS3	2H20	Purpose-Built	Own	7,410	7,410	100%	6,994	94%
	CS1 Phase 1	2H21	Purpose-Built	Own	5,992	5,992	100%	1,037	17%
	CS2 Phase 1	2H21	Purpose-Built	Own	2,866	2,866	100%	921	32%
	NT1	2H19	Purpose-Built	B-O-T	3,888	3,888	100%	3,769	97%
	NT2	1H20	Purpose-Built	B-O-T	3,888	3,888	100%	2,945	76%
	NT3	2H20	Purpose-Built	B-O-T	3,917	3,917	100%	116	3%
	NT4	1H21	Purpose-Built	B-O-T	4,650	4,650	100%	—	0%
	NT5	1H21	Purpose-Built	B-O-T	4,650	4,650	100%	—	0%
Greater Bay Area	SZ1	2H14	Convert	Lease	4,286	4,265	100%	4,230	99%
	SZ2	1H16	Convert	Lease	4,308	4,308	100%	4,308	100%
	SZ3	2H16	Convert	Lease	2,678	2,528	94%	2,496	93%
	SZ4	2H17	Convert	Lease	4,678	4,678	100%	3,615	77%
	SZ5	2H19	Convert	Lease	20,583	20,583	100%	20,462	99%
	SZ6	2H19	Convert	Lease	2,133	—	0%	—	0%
	SZ8	2H21	Convert	Lease	2,494	2,408	97%	925	37%
	SZ9	2H21	Convert	Lease	2,217	2,217	100%	289	13%
	GZ1	1H16	Convert	Lease	6,548	6,537	100%	6,531	100%
	GZ2	2H17	Convert	Lease	6,131	6,131	100%	6,101	100%
	GZ3	2H19	Purpose-Built	Lease	11,071	11,071	100%	11,031	100%
	GZ6	2H19	Convert	Lease	6,608	6,233	94%	4,357	66%
	HY1	1H21	Purpose-Built	B-O-T	3,888	3,888	100%	—	0%
Chengdu - Chongqing	CD1	1H17	Purpose-Built	Own	6,262	6,202	99%	4,731	76%
	CD2 Phase 1	2H18	Purpose-Built	Own	8,250	8,250	100%	4,417	54%
Other (China)	UL1	1H20	Purpose-Built	B-O-T	3,889	3,889	100%	3,554	91%
	UL2	1H21	Purpose-Built	B-O-T	3,889	3,889	100%	1,759	45%
	UL3	2H21	Purpose-Built	B-O-T	3,889	3,889	100%	—	0%
(1)	We are developing our LF4, HL1, TJ1, SH14, SH17, SH19, CS1, CS2 and CD2 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the LF4, HL1, TJ1, SH14, SH17, SH19, CS1, CS2 and CD2 project.
(2)	The ratio of area committed to area in service.
(3)	The ratio of area utilized to area in service.

As of December 31, 2021, 22.5% of our self-developed area in service was in data center buildings which we own and 77.5% was in data center buildings which we lease. Our self-developed area in service had an average power density of approximately 2.16 kW/sqm.

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

Self-Developed Data Centers Under Construction. The following data table presents certain information relating to our self-developed data centers under construction as of December 31, 2021:

		Estimated date
		ready for service			Area under	Area pre-	Pre-commitment
Market	Data center (1)	(HHYY)	Type	Tenure	construction (sqm)	committed (sqm)	rate (2)
Beijing - Tianjin - Hebei	BJ13 Phase 1	1H22	Purpose-Built	Own	5,465	5,465	100%
	BJ13 Phase 2	1H23	Purpose-Built	Own	8,438	8,438	100%
	BJ14 Phase 1	1H23	Purpose-Built	Own	8,140	2,713	33%
	LF4 Phase 2	2H22	Purpose-Built	Own	7,416	7,416	100%
	LF5 Phase 1	1H22	Purpose-Built	Own	7,665	7,665	100%
	LF5 Phase 2	1H23	Purpose-Built	Own	7,167	2,893	40%
	LF11	2H22	Convert	Lease	2,345	2,345	100%
	LF12	2H22	Convert	Lease	2,660	2,660	100%
	LF13 Phase 1	2H22	Purpose-Built	Own	5,672	5,672	100%
	LF13 Phase 2	1H23	Purpose-Built	Own	5,672	5,672	100%
	LF14	1H23	Purpose-Built	Own	6,904	—	0.0%
	HL1 Phase 2	2H22	B-O-T	Lease	3,440	3,440	100%
	TJ1 Phase 2	2H22	Purpose-Built	Own	6,984	—	0%
Yangtze River Delta	SH14 Phase 2	2H23	Convert	Own	4,040	—	0%
	SH17 Phase 3	2H22	Convert	Own	7,280	4,338	60%
	SH19 Phase 2	2H22	Convert	Lease	4,826	—	0%
	KS4	1H23	Convert	Lease	3,500	—	0%
	CS1 Phase 2	1H22	Purpose-Built	Own	5,028	5,028	100%
	CS2 Phase 2	1H22	Purpose-Built	Own	2,866	2,866	100%
	CS2 Phase 3	1H23	Purpose-Built	Own	5,732	5,732	100%
	CS3 Phase 1	2H22	Purpose-Built	Own	6,000	6,000	100%
Greater Bay Area	SZ10	2H22	Convert	Lease	1,601	625	39%
	GZ4	2H23	Convert	Lease	7,000	—	0%
	HZ1 Phase 1	1H22	Convert	Lease	6,267	6,267	100%
	HZ1 Phase 2	1H23	Convert	Lease	6,267	6,267	100%
	HK1	1H22	Purpose-Built	Own	7,061	3,162	45%
	HK2	2024	Purpose-Built	Own	7,440	—	0.0%
Chengdu - Chongqing	CQ1 Phase 1	1H22	Purpose-Built	Own	4,320	4,320	100%
	CQ1 Phase 2	2024	Purpose-Built	Own	4,320	—	0%
(1)	We are developing our LF4, HL1, TJ1, SH14, SH17, SH19, CS1, CS2 and CD2 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the LF4, HL1, TJ1, SH14, SH17, SH19, CS1, CS2 and CD2 project.
(2)	The ratio of area pre-committed divided by the area under construction.

As of December 31, 2021, 76.5% of our self-developed area under construction was in data center buildings which we own and 23.5% was in data center buildings which we lease. Our self-developed area under construction had an average power density of approximately 2.48 kW/sqm.

Self-Developed Data Center Capacity Held for Future Development. We have also secured data center capacity that we classify as held for future development. We have acquired land and entered into binding framework agreements with local governments for further land acquisitions, and we have entered into agreements in connection with the acquisition and lease for buildings which could potentially be developed into data centers with an estimated aggregate developable net floor area of approximately 475,239 sqm as of December 31, 2021.

The following table presents certain information relating to our self-developed data centers held for future development as of December 31, 2021:

Area Held For Future
Market	Development (sqm)
Beijing - Tianjin - Hebei	43,529
Yangtze River Delta	121,942
Greater Bay Area	210,195
Chengdu - Chongqing	38,005
Other (China)	33,568
Southeast Asia	28,000
Total	475,239

Third-Party Data Centers

In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. For this kind of facility, we typically enter into leases for fixed terms of three to ten years. As of December 31, 2021, we operated capacity at approximately 22 third-party data centers with an aggregate net floor area of 8,982 sqm in service.

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

B-O-T Joint Venture Data Centers

In August 2019, we entered into a strategic cooperation framework agreement with GIC, Singapore’s sovereign wealth fund, to develop and operate hyperscale B-O-T data centers for a strategic customer on a joint venture basis. According to the agreement, we will own 10% equity interest in the joint venture asset companies and GIC will own 90%. In parallel with the framework agreement, we also signed a memorandum of understanding with the same strategic customer to develop and operate seven B-O-T data centers.

In September 2021, we entered into a new master joint venture investment agreement with GIC, pursuant to which the two parties will form joint ventures for the investment and development of hyperscale B-O-T data centers for several customers. According to the new agreement, we will own 51% equity interest in the joint venture asset companies and GIC will own 49%. We will continue to provide management and operation services to the joint ventures and earn recurring service fees. As of December 31, 2021, we completed the sale of a 49% equity interest of the project company of HL1 Phase 1 data center to GIC, as the first B-O-T joint venture data center pursuant to the new master joint venture investment agreement.

As of December 31, 2021, we had 68,910 sqm net floor area relating to 15 B-O-T data centers in service, 100% of which were committed, and 3,440 sqm net floor area relating to second phase of one existing B-O-T data center under construction, 100% of which was pre-committed. Apart from HL1 Phase 1, a B-O-T joint venture data center of which we currently own 51% and GIC owns 49%, we still hold 100% of the equity interests in the project companies holding all the other B-O-T data centers as of December 31, 2021.

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

Managed Cloud Services. The adoption of cloud computing continues to rise and has become a key element of IT strategy for enterprises globally. We believe that our data centers are well-suited for the hosting of cloud platforms. As a result, we have succeeded in attracting most of the largest cloud service providers in China to collocate their public cloud platforms in our data centers.

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

Data Center Sourcing and Development

We believe that the size, location, and quality of our facilities are key to maintaining our competitiveness. We apply the same rigor to the process of sourcing, design and construction as we do to our operations. We have a substantial in-house team dedicated to sourcing, feasibility analysis, technical design, costing and project management. The process is comprised of the following steps:

●	Planning and Sourcing. Our strong customer and industry relationships, combined with our data center presence in key markets in each region and direct sales force, afford us insight into the size, timing, and location of future demand. We incorporate this insight into a multi-year resource plan for our key markets. Our in-house team begins sourcing potential sites a few years in advance of planned delivery. We seek to secure sites both in close proximity to central business districts or to areas where there is a concentration of enterprise operations centers so as to satisfy the location preferences of our target customer segments. We consider both greenfield sites when available, and also existing industrial buildings suitable for conversion. We require security of tenure for a minimum of ten years. Our team works closely with local government authorities to obtain necessary permits and approvals, including energy quota under the energy conservation review opinion, and with telecommunications carriers to ensure multi-carrier connectivity to our data centers. We generally seek to secure sites that can support a net floor area of at least 5,000 sqm per data center building and sufficient power capacity to fulfill the requirements of the customer segments which we expect to serve in the facility.
●	Design and Construction. We undertake the technical design, specification and costing in-house as we believe that these are important to ensuring the data center meets our strategic requirements. This also enables us to achieve a high level of design standardization. We continuously study new engineering and technologies to maintain an advanced design. Our in-house team also takes responsibility for construction project management, which includes scheduling, vendor selection, procurement, budget control and cost analysis, and quality supervision and assurance. We believe that these elements are important to ensure the project is completed on time, within budget and to the required quality standard. We begin construction of a facility from six months to over two years in advance of planned delivery, depending on the complexity of the project.
●	Commissioning and Fit Out. After the shell and core of a building are completed, we work with our contractors and suppliers to make the data center ready for service. This involves: (i) obtaining necessary operating permits and approvals; (ii) equipping and fitting out the critical facilities area for utilization by customers; and, (iii) pre-operational testing, also referred to as commissioning, to ensure that the facility is fully functioning and capable of providing the required service levels. We have a team dedicated to testing and commissioning before operations commence.

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

We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We have also developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for more than ten years, and received certification for ISO 22301 in September 2016. We also received certification for ISO 14001, ISO 45001, ISO 50001 in November 2020. As of December 31, 2021, we had 20 data centers awarded with “Management and Operations (“M&O”) Approved Site” awards by the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business-critical infrastructure. In 2018, we signed a three-year framework contract with the Uptime Institute to support continuous verification of operation and maintenance capabilities of our data centers. At the same time, in order to verify the unified regional operation and management capability based on our Data Center Operation Management Platform, the Uptime Institute also awarded the regional “M&O Approved Site” to GDS. We believe that our standard of data center operations, which reflects our history and culture as an IT service provider, set us apart from many data center service providers in China.

Our Customers

We had three customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019. We had two customers that generated 26.3% and 20.5% of our total net revenue, respectively, in 2020. We had two customers that generated 23.7% and 22.2% of our total net revenue, respectively, in 2021. No other customer accounted for 10% or more of our total net revenue during those periods.

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

As of December 31, 2021, we served 760 customers, including hyperscale cloud service providers and large internet companies, a diverse community of PRC and foreign financial institutions as well as telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. We host the largest PRC and global public cloud platforms operating in China, some of which are present in multiple GDS data centers.

Our cloud service provider, large internet, financial institution and enterprise customers accounted for 69.1%, 19.8% and 11.1% of our total area committed as of December 31, 2021, respectively. Our two largest customers accounted for 40.5% and 16.6%, respectively, of our total area committed as of December 31, 2021. No other customer accounted for 10% or more of our total area committed as of that date.

The following table presents the total area committed of our top five customers, all of which are cloud service providers or large internet companies, as of December 31, 2021:

	Total area	Total area
	committed	committed
End User Customer	(sqm)(1)	(%)
Customer 1	225,777	40.5%
Customer 2	92,241	16.6%
Customer 3	26,409	4.7%
Customer 4	23,295	4.2%
Customer 5	23,011	4.1%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent, or have received other confirmations from, certain customers.

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

We had a very low incidence of sales agreements that expired without renewal or terminated early, as evidenced by our average quarterly churn rate of 0.5%, 0.8% and 0.4% for the years ended December 31, 2019, 2020 and 2021, respectively.

Billing

We generally bill customers on a monthly or quarterly basis in arrears. On a monthly basis, we recognize revenue as service is rendered in the period. As we are billing in arrears, this results in unbilled receivables between the time when we have the unconditional right to the consideration for the services we provided to our customers (i.e. billable revenue) and the time when we actually bill our customers. Once we issue the bill at the end of the monthly or quarterly billing period, it becomes a billed receivable and then we collect cash payment. This is a recurring cycle and it is common in businesses which provide services on a long-term contract basis, recognizing revenue as services are rendered and billing in arrears. We have a very low incidence of doubtful accounts and write-offs. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.” During the years ended December 31, 2019, 2020 and 2021, we recorded RMB0.3 million, RMB2.0 million, and RMB10.1 million (US$1.6 million) of allowance for doubtful accounts, respectively, and only recorded a write-off of RMB382 thousand in 2019.

Customer Satisfaction

We endeavor to provide high levels of customer service, support, and satisfaction. We interact regularly with our customers to receive their feedback and continuously improve. In 2021, we engaged third-party research firm NielsenIQ to conduct a client satisfaction survey. NielsenIQ conducted their survey from November 8 to December 27, 2021. The survey used quota sampling, computer assisted telephone interviews, and in-depth interviews. It covered our company’s business users in an array of industries. The survey collected feedback from 282 business users. The average client satisfaction score was 9.585 out of 10. The net promoter score was 83.4%.

Our Suppliers

Our five largest suppliers accounted for less than 60% of our purchases in our operating expenditures for each of the three years ended December 31, 2019, 2020 and 2021; and none of them individually accounted for more than 30% of our annual purchases for the year ended December 31, 2019 and 2020 and one of them accounted for more than 30% but less than 40% of our annual purchase for the year ended December 31, 2021.

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

As of December 31, 2021, we had 151 registered computer software copyrights and 148 trademark registrations in China, 1 trademark registration outside China and 10 pending trademark applications in China, including registered trademarks for “GDS” and , our figure trademark. As of December 31, 2021, we had 65 patents granted and 60 patent applications in China, and had registered 17 domain names, including gds-services.com.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have in place insurance coverage up to a level which we consider to be reasonable and which covers the type of risks usually insured by companies on the same or similar types of business as ours in China. Our insurance broadly falls under the following categories: construction and installation, work interruption expense due to public health event, business interruption for lost profits, property and casualty, public liability, cyber security liability, directors and officers liability, employer liability and commercial employee insurance.

Competition

We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer.

We compete on the basis of our data center quality, operating track record and differentiated managed service capabilities.

We primarily compete with other carrier-neutral data center service providers, including:

●	Domestic carrier-neutral data center service providers. We compete with domestic carrier-neutral data center service providers with a presence in some of our markets. We believe that we are well-positioned in terms of our operational track record and our ability to: deliver high-performance data center services in all key markets; maintain consistently high facility and service quality; continue capacity expansion in all key markets to accommodate growing demand; and provide differentiated managed service offerings with a unique value proposition.
●	International carrier-neutral data center service providers. We compete to a lesser extent with foreign carrier-neutral data center service providers. We believe that we distinguish ourselves by our larger capacity and more extensive market presence across the key economics hubs in China, deep operating knowledge and long track record in the China market, and long-term relationships with the telecommunications carriers.

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

Risk Management and Internal Control

We have established risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations. We described these risk management and internal control systems in our ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-37925) on November 30, 2021. See “—Environmental and Operational Sustainability Initiatives” for more information regarding our ESG report.

Information Security Risk Management

We have formulated cyber security management policies and guidelines, based on the ISO 27001 information security management standard, to provide a framework for the protection of our information security and all valuable information, data and intellectual property within our company.

We have established a corporate information security committee to oversee our information security, and under the committee we have established several sub-committees to manage relevant topics. We conduct internal and external information security audits on an annual basis. We also invite independent third-party auditors to conduct information security risk assessments on an ad hoc basis.

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

As part of our business continuity plan, we have adopted an emergency operating procedure to mitigate potential disruptions from power outages, fires or floods, typhoons, other natural disasters and public health events. We conduct an emergency drill on an annual basis and evaluate our performance during the drill to further improve our procedure. We also regularly conduct trainings with relevant personnel to ensure their preparedness to manage emergency situations and handle potential contingencies.

In order to ensure the availability of our power supplies, energy transmission as well as fire prevention and detection systems, we implement a monthly operating and inspection plan and annual maintenance plan for relevant equipment.

Environmental and Operational Sustainability Initiatives

We published our inaugural ESG report in November 2021, becoming the first data center company in China committed to achieving both carbon neutrality and 100% renewable energy usage by 2030. In that ESG report, we announced our ESG vision “connecting a smart infrastructure platform to a sustainable future”. We are dedicated to facilitating digital transformation by providing the world’s leading innovators with a unique, open and sustainable smart infrastructure platform. As a market leader, we have the responsibility to lead our industry toward a more sustainable future. To this end, we seek to build sustainability into everything we do. Our commitment is founded on three key pillars:

•Minimize impact on the environment;

•Create value for all stakeholders; and

•Engender trust via rigorous governance.

The ESG report describes ESG topics that we consider as material to our business, how we manage them, our current performance, our long-term targets, and our strategies to achieving those long-term targets. For more information, please refer to the ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-37925) on November 30, 2021.

We plan to publish our 2021 ESG report later this year, which will describe our 2021 ESG performance and initiatives. Below is a summary of 2021 ESG highlights:

Environmental. In 2021, we used renewable energy sources for over 30% of our electricity consumption. We signed an agreement with CGN New Energy to procure approximately 30,000 GWh GECs (Green Electricity Certificates, a type of renewable energy certificates in China) from 2021 to 2030. In 2021, our self-developed data centers in stabilized operation in 2021 had an average PUE of around 1.3. As of December 31, 2021, 26 of our self-developed data centers have been recognized and awarded sustainability related certifications by leading domestic and global organizations.

Social. In 2021, 26% of our mid to senior level management staff, 35% senior level management staff and 18% of our board of directors were women. Average training hours per employee per year was 38.2.

Governance. In 2021, 100% employee received compliance and anticorruption training. We engaged an external third-party to audit our implementation of FCPA and other anti-corruption related policies. 100% of our employee received cyber security training. We established an ESG management framework and sustainability committee.

COVID-19 Control

We continue to implement a number of health and safety measures to address COVID-19. We conduct daily sterilization, temperature testing, visit registration and other pandemic control activities. We provide essential goods such as masks, sanitizers, disinfectants, and continually monitor whether supplies are sufficient. We track our employees’ travel histories to determine if special arrangements are necessary. We communicated relevant information to our customers. Our in-service data center operations and construction activities remained uninterrupted by the pandemic throughout 2021. We encouraged our staff to be vaccinated against COVID-19. As of December 31, 2021, over 93% of our employees received at least two rounds of vaccine injections.

Employees

We aim to provide our employees with a fair and transparent career development platform, with training opportunities available to all employees. We adopt “growth mindset” and use 3E (Experience, Exposure and Education) as our main development methodology to provide a wide range of orientations for new hires, on-job training, internal and external knowledge sharing, formal professional training, job related certification and others. We had approximately 1,100, 1,479 and 1,878 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the number of our employees by function as of December 31, 2021:

	Number of
	Employees	% of Total
Colocation services	1,299	69.2%
Managed services	86	4.6%
Sales and marketing	103	5.5%
Management, finance and administration	390	20.8%
Total	1,878	100.0%

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

Facilities

Our headquarters are located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China. We also have regional offices in Suzhou, Beijing, Chengdu, Shenzhen, Guangzhou, Hong Kong and Singapore.

As of December 31, 2021, our offices were located on leased premises totaling approximately 11,569 sqm across China. We lease our office premises from third parties.

There was no single property interest of our Group that formed part of non-property activities had a carrying amount of 15% or more of our Group’s total assets as of December 31, 2021. Pursuant to section 6(2) of the Hong Kong Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this document is exempted from compliance with the requirement of section 342(1)(b) of the Companies(WUMP) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (WUMP) Ordinance, which requires a valuation report with respect to all of our interests in land or buildings.

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

Our internet data center businesses are classified as VATS by the PRC government. Current PRC laws, rules and regulations restrict foreign ownership of companies that engage in telecommunications-related businesses, including the provision of VATS. As a result, we operate our internet data center businesses through the VIEs and their subsidiaries, each of which is ultimately owned by PRC citizens and certain of which hold the licenses associated with these businesses. As the development of the internet and telecommunications industry in China is still evolving, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and future Chinese laws and regulations applicable to the data center services industry. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Doing Business in the People’s Republic of China.”

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

Pursuant to the 2019 PRC Foreign Investment Law, foreign investment means the investment activities within the PRC directly or indirectly conducted by foreign natural persons, enterprises, and other organizations (the “foreign investor”), including the following circumstances: a foreign investor acquires any shares, equities, portion of property, or other similar interest in an enterprise within the PRC. The PRC applies the administrative system of pre-establishment national treatment plus negative list to foreign investment. Where a foreign investor invests in a field prohibited from investment by the Negative List (2021) (as defined below), the competent department shall order cessation of investment activity, disposition of shares and assets or adoption of other necessary measures during a specified period, and restoration to the state before investment; and its illegal income, if any, shall be confiscated. Where the investment activity of a foreign investor violates any special administrative measure for restrictive access as set out in the Negative List (2021), the competent department shall order the investor to take corrective action during a specified period and adopt necessary measures to meet the requirements of the special administrative measure. Where the investment activity of a foreign investor violates the Negative List (2021), it shall be otherwise subject to corresponding legal liabilities under the applicable law.

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

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations. Industries such as VATS, including internet data center services, are restricted to foreign investment.

On December 27, 2021, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2021), which became effective on January 1, 2022. The Negative List (2021) expands the scope of industries in which foreign investment is permitted by reducing the number of industries that fall within the Negative List (2021). Foreign investment in value-added telecommunications services (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List (2021).

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and April 7, 2022 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less.

According to the Mainland China and Hong Kong Closer Economic Partnership Arrangement entered into by the MOFCOM and the Financial Department of Hong Kong on June 29, 2003 and the Mainland and Macau Closer Economic Partnership Arrangement entered into by the MOFCOM and the Department of Economy and Finance of Macau on October 17, 2003 together with their supplemental agreements, services providers from Hong Kong and Macau are permitted to set up foreign-invested enterprises in the form of a Sino-foreign equity joint venture in mainland to provide five types of specific VATS, including internet data center services, and the ultimate capital contribution percentage held by the services provider from Hong Kong and Macau is restricted to 50% or less.

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

On June 29, 2021, the MIIT promulgated the Circular on Deepening the Reform of the “Separation of Certificates and Licenses,” according to which the prior examination and approval of foreign investment in value-added telecommunications services is cancelled nationwide, and the corresponding examination of foreign investment will be included during the process of the issuance of VATS licenses.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through the VIEs and their subsidiaries.

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

On March 1, 2009, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating License, or the original Telecom License Measures, which took effect on April 10, 2009. The original Telecom License Measures set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses. With respect to licenses for value-added telecommunications businesses, the original Telecom License Measures distinguish between licenses for business conducted in a single province, which are issued by the provincial-level counterparts of the MIIT and licenses for cross-regional businesses, which are issued by the MIIT. The licenses for foreign invested telecommunications business operators need to be applied with MIIT. An approved telecommunications services operator must conduct its business in accordance with the specifications stated on its telecommunications business operating license. Pursuant to the original Telecom License Measures, cross-regional VATS licenses shall be approved and issued by the MIIT with five-year terms. On July 3, 2017, the MIIT issued the Telecom License Measures, which took effect on September 1, 2017 and replaced the original Telecom License Measures. The changes mainly include among others, (i) the establishment of a telecommunications business integrated management online platform; (ii) provisions allowing the holder of a telecommunications business license (including the IDC license) to authorize a company, of which such license holder holds at least 51% of the equity interests indirectly, to engage in the relevant telecommunications business; and (iii) the cancellation of the requirement of an annual inspection of telecommunications business licenses, instead, requiring license holders to complete an annual report.

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

To comply with the above restrictions and requirements, among others, GDS Beijing has obtained a cross-regional value-added telecommunications license which permits it to provide data center services, including internet resources collaboration services, across 14 cities in China: Beijing, Chengdu, Shanghai, Shenzhen, Suzhou, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou, Wulanchabu, Nantong, Wuhan and Chongqing. GDS Shanghai has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across five cities in China: Beijing, Chengdu, Shanghai, Shenzhen and Suzhou, and GDS Suzhou has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across 44 cities in China which can be divided into three categories: (i) data center services (including internet resources collaboration services), including Beijing, Tianjin, Zhangjiakou, Langfang, Dalian, Mudanjiang, Shanghai, Suzhou, Jiaxing, Yichang, Guangzhou, Shenzhen, Haikou, Chongqing, Chengdu and Lanzhou; (ii) data center services without internet resources collaboration services, including Changzhou, Nantong, Yancheng, Jinhua, Taizhou, Xiaogan, Wuhan, Zhuhai, Zhaoqing, Huizhou and Heyuan; and (iii) data center services limited to internet resources collaboration services, including Taiyuan, Wulanchabu, Changchun, Hefei, Fuzhou, Nanchang, Jinan, Zhengzhou, Changsha, Nanning, Guiyang, Kunming, Lhase, Xian, Xining, Yinchuan and Urumqi.

On January 17, 2017, the MIIT issued the Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market, or the 2017 MIIT Circular, according to which the MIIT determined to clear up and regulate the internet access service market nationwide from the issuance date of the 2017 MIIT Circular until March 31, 2018. The 2017 MIIT Circular provides, among others, that (i) an enterprise that holds the corresponding telecom business license, including the relevant VATS license, shall not provide, in the name of technical cooperation or other similar ways, qualifications or resources to any unlicensed enterprises for their illegal operation of the telecom business, (ii) if an enterprise with its IDC license obtained prior to the implementation of 2015 Telecom Catalogue effective on March 1, 2016, has actually carried out internet resources collaboration services, it shall make a written commitment to its original license issuing authority before March 31, 2017 to meet the relevant requirements for business licensing and obtain the corresponding telecom business license by the end of 2017, failure of which will result in such enterprise not being able to continue operating the business of internet resources collaboration services as it currently does as of January 1, 2018, and (iii) without the approval of the MIIT, enterprises are not allowed to carry out cross-border business operations by setting up on its own or leasing private network circuits (including virtual private networks, or VPNs) or other information channels.

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

On December 30, 2021, the CBIRC issued Notice of the General Office of the China Banking and Insurance Regulatory Commission on Issuing the Measures for the Regulation of Risks in the Information Technology Outsourcing by Banking and Insurance Institutions, or Circular 141. Circular 141 puts forward comprehensive requirements for IT outsourcing of banking and insurance institutions, including the requirements on IT outsourcing governance, access, monitoring and evaluation, risk management. According to such measures, IT outsourcing refers to the activities that banking and insurance institutions entrust the information technology activities originally handled by themselves to service providers for processing. According to Circular 141, the CBIRC is responsible for supervising banking and insurance institutions in their access management of information technology outsourcing service providers conducting risk assessment and rating of such service providers and establishing a risk monitoring and verification mechanism. For the outsourcing services providers, including those that are engaged in providing outsourcing services of operation and maintenance, such as outsourcing of operation and maintenance of the physical environment data centers (machine room), and etc., a banking and insurance institution shall submit a report to the CBIRC or the local CBIRC office 20 business days before entering into an outsourcing contract, and the CBIRC or the local CBIRC office may take measures, such as risk alert, interview, regulatory inquiry or requiring the banking and insurance institution to suspend or stop relevant outsourcing activities, for outsourcing risks of the banking and insurance institution if the outsourcing services are with high risks. Outsourcing service providers may not subcontract material services to others. The CBIRC requires the contracts between the outsourcing services providers and the banking and insurance institutions specify, among other things, that outsourcing services providers should comply with the laws and regulations and other internal management requirements for banking and insurance institutions and accept the supervision and review as conducted by the CBIRC.

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

Regulations Related to Fire Control

Pursuant to the Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008, April 23, 2019 and April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a largescale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection but still put it into use, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

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

Under the Measures for the Energy Conservation Review of Fixed-Asset Investment Projects, which was promulgated by the NDRC on November 27, 2016, and effective from January 1, 2017, for an enterprise investment project, the construction entity shall, before commencing construction, obtain the energy conservation review opinion issued by the energy conservation review authority. The construction entity shall not commence the construction of a project which fails to undergo energy conservation review in accordance with the provisions of these Measures or fails to pass energy conservation review, and if the project has been completed, it shall not be put into production and use. In the case of any major change in the construction content and energy efficiency level of a fixed-asset investment project passing energy conservation review, the construction entity shall file an amendment application with the energy conservation review authority. Shanghai, Beijing, Shenzhen, Guangdong, Chengdu, Hebei, Jiangsu, Inner Mongolia and other provinces and cities have formulated detailed regulations on the review of energy conservation of fixed-asset investment within their jurisdictions, and reinforced interim and post-filing supervision.

New regulations, policies and rules have been issued with respect to the construction or development of new data centers, and rebuilding or expansion of existing data centers. For example,

●	On January 2, 2019, the Shanghai Commission of Economy and Informatization, or the Shanghai CEI, and the Shanghai Development and Reform Commission, or the Shanghai DRC, jointly issued the Guideline Opinion on Coordinated Construction of Internet Data Centers in Shanghai, pursuant to which the aggregate number of newly increased IDC racks within the period from 2019 to 2020 in Shanghai should be controlled to no more than 60,000, and the PUE of newly constructed data centers should be at or below 1.3 and reconstructed data centers be at or below 1.4.
●	On January 21, 2019, the MIIT, the National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center Construction, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, reaching the PUE of newly constructed large and extra-large data centers at or below 1.4 as of the year 2022.
●	On April 11, 2019, the Shenzhen DRC published a Notice on the Relevant Matters of Energy Conservation Review for Data Centers, pursuant to which key energy consumption entities (defined as those that consume the equivalent of more than 5,000 tons of standard coal in energy) should establish an online supervision system for energy consumption and access to Guangdong’s platform for supervising such key energy consumption entities. The Notice also specifies that the newly increased amount of annual comprehensive energy consumption of data centers should be strictly controlled and the practical replacement amount for newly increased amount of energy consumption will be supported based on the PUE of the data centers.
●	On November 5, 2020, the General Office of the People’s Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average utilization rate of data centers in Guangdong Province should reach 65% and the average designed PUE of data centers in Guangdong Province should be lower than 1.3 as of the year 2022.
●	The NDRC, the Office of the Central Cyberspace Affairs Commission, the MIIT and National Energy Administration jointly published the Guiding Opinion on Accelerating the Construction of National Integrated Big Data Center Collaborative Innovation System on December 23, 2020, and the Implementation Plan for Carrying Out Target Requirements on Carbon Neutrality and Promoting the Green and High-quality Development of New Infrastructure such as Data Centers and 5G Networks on November 30, 2021, pursuant to which authorities aim to reach the PUE of large and extra-large data centers at or below 1.3 as of the year 2025.
●	On April 7, 2021, the Shanghai CEI, and the Shanghai DRC, jointly issued the Notice on Coordinated Construction of Data Centers in Shanghai in 2021, pursuant to which the aggregate scale of new data center projects to be supported in 2021 (first batch) in Shanghai shall be around 30,000 standard racks, and the PUE of newly constructed data centers should be at or below 1.3 and reconstructed data centers be at or below 1.4.

●	On April 25, 2021, the Energy Bureau of Guangdong Province published the Notice on Clarifying the Relevant Requirements for Energy Consumption Guarantee of Data Centers in Guangdong Province, pursuant to which the newly increased IDC racks will not be supported in Guangdong Province in principle from 2021 to 2022, except for the integration of existing resources and the construction of projects with marginal computing demand (small data centers with less than 1000 standard racks), and from 2023-2025, if the utilization rate of data centers in Guangdong Province could reach 70% or above, subject to the reduction of energy consumption, the energy conservation review opinion could be considered to be issued.
●	On April 27, 2021, the Beijing Municipal Bureau of Economy and Information Technology issued the Implementation Plan on Coordinated Development of Data Centers in Beijing (2021-2023), or the 2021-2023 Implementation Plan, which stipulates lower PUE and other energy conservation requirements applicable to upgrade of existing data centers and new construction of data centers in Beijing.
●	On July 4, 2021, the MIIT published the Three Year Action Plan on the Development of New Data Center (2021-2023), pursuant to which the PUE of large and above data centers which are newly constructed shall be at or below 1.3 as of the year 2023.
●	On February 14, 2022, the General Office of People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015 and 2018. The 2022 Catalogue prohibits new construction or expansion within Beijing’s municipal boundaries of data centers which are involved in providing internet data services or information processing and storage support services, except for those meeting the requirements of the 2021- 2023 Implementation Plan. In addition, new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, and new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services, except for edge data centers and computing infrastructure meeting the requirements of the 2021-2023 Implementation Plan, is prohibited within the boundaries of Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town.
●	On February 28, 2022, the Chongqing Commission of Economy and Informatization, or the Chongqing CEI, the Chongqing Development and Reform Commission, or the Chongqing DRC, the Chongqing Municipal Bureau of Ecology and Environment, the Chongqing Administration for Industry and Commerce, or the Chongqing AIC, and the Energy Bureau of Chongqing jointly published the Implementation Plan of Chongqing’s Strict Energy Efficiency Constraints Promoting Energy Conservation and Carbon Reduction in Key Areas, pursuant to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.3, and the PUE of the existing data centers aim to be at or below 1.5 as the year of 2025.

Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation

On October 21, 2019, the NDRC promulgated the Guiding Opinions on Deepening the Reform of the Formation Mechanism on Feed-in Electricity Price for Coal-Fired Power Generation, which stipulates that the feed-in electricity price for coal-fired power generation will be liberalized in an orderly manner, and a market-based feed-in electricity price mechanism will be established accordingly.

On October 11, 2021, the NDRC further promulgated the Notice on Further Deepening the Market-Oriented Reform of Feed-in Electricity Price for Coal-Fired Power Generation, or the Notice, which restates the goal of “liberating the two ends”, i.e. the liberalization of the feed-in electricity price for coal-fired power generation and the liberalization of the user-side sales. On the power generation side, according to the Notice, all coal-fired power generation will enter the electricity market in principle, and a market-based electricity price mechanism will be established. It expands the fluctuation range of coal-fired power generation market transaction prices from the current float of no more than 10%, and in principle no more than 15%, to a fluctuation of no more than 20% in principle, and the market transaction price of high energy-consuming enterprises is not subject to a rise of 20% limit. On the electricity consumption side, the Notice encourages all industrial and commercial users to enter the electricity market and purchase electricity at market prices. At the same time, the Notice clarifies that for industrial and commercial users who have not directly purchased electricity from the electricity market, the power grid companies will purchase electricity as agents, and the agent power purchase price will be established through market-oriented methods.

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

Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

The Personal Information Protection Law, or the PIPL, which was promulgated by the SCNPC on August 20, 2021 and took effect on November 1, 2021, provides detailed rules for processing personal information and further improves the personal information protection system. It aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The PIPL requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. The PIPL also specified the rules for handling “sensitive personal information,” which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking.

The Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which was approved by the SCNPC on November 7, 2016 and came into effect on June 1, 2017, provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and strengthen network information management by taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, effectively addressing network security, preventing illegal and criminal activities, and maintaining the integrity, confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of critical information infrastructure, including that such network operators with operations in the PRC shall store personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law.

On December 28, 2021, the CAC, the NDRC, the MIIT, the MPS, the Ministry of State Security, the MOF, the MOFCOM, the PBOC, the SAMR, the NRTA, the CSRC, the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provides that, among others, a critical information infrastructure operator which engages in data processing activities or an online platform operator conducts data processing, either of which affects or may affect national security shall be subject to the cybersecurity review. In addition to the abovementioned circumstance under which the relevant operators are mandatorily imposed with the obligation to apply for cybersecurity reviews, the Cybersecurity Review Measures also provides that if the members of the cybersecurity review working mechanism consider that certain network products and services and data processing activities affect or may affect national security, the Cybersecurity Review Office shall report to the CAC for approval and initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing. Many of the legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. For example, the Cybersecurity Review Measures provides that operators engaging in data processing who hold more than one million users’ individual information and seek listing aboard shall file for cybersecurity review with the Cybersecurity Review Office under the CAC and the concepts of “listing aboard” and “hold” are still unclear.

On November 14, 2021, the CAC published the Draft Cyber Data Security Regulations (Draft for Comments), which specified that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. According to the Cyber Data Security Regulations (Draft for Comments), data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. In addition, data processors that are listed overseas shall carry out an annual data security assessment.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021 and defined “critical information infrastructure” as the important network facilities or information systems of key industries or fields, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations on Protection of Critical Information Infrastructure provided that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations on Protection of Critical Information Infrastructure also mandated that each critical information infrastructure operator shall establish a cybersecurity protection system and accountability system, and the principal person in-charge of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector, or the Protection Departments, shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector. The result of the determination of critical information infrastructure operator shall be informed to the relevant operator by the Protection Departments, and notified to the public security department of the State Council as well.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment), or the Draft Security Assessment Measures. According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; and (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. However, as the Draft Security Assessment Measures was released for public comments only, there still exist substantial uncertainties with respect to its enactment timetable and final provisions.

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

On March 12, 1984, the SCNPC promulgated the Patent Law, which was amended in 1992, 2000, 2008 and 2020, respectively. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on December 28, 2002 and January 9, 2010, respectively. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system is premised upon the “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention, for ten years in the case of utility models, and for 15 years in the case of designs. A third-party user must obtain consent or a proper license from the patent owner in order to use the patent.

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

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or Circular 28, which in principle, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Negative List (2021) on foreign investment.

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

Dividend Distribution

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the PRC Company Law, the 2019 PRC Foreign Investment Law and Regulations on Implementing the 2019 PRC Foreign Investment Law. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

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

In order to regulate overseas securities offering and listing activities by domestic companies in direct or indirect form, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic companies (Draft for Comments), and the Draft Listing Administration Provisions for the Filing of Overseas Securities Offering and Listing by Domestic companies (Draft for Comments), collectively the New Draft Overseas Listing Regulations on December 24, 2021. Pursuant to such regulations, PRC domestic companies which are classified as indirect overseas offering with the following criteria will be required to complete filing procedure with and report to the CSRC: (i) any of the revenue, net profit, total assets or net assets of the domestic companies accounted for more than 50% of the respective audited revenue, net profit, total assets or net assets of the issuer within the latest fiscal year; (ii) a majority of the officers responsible for management of the issuer are PRC citizens or have their usual place of residence located in mainland China, the issuer’s main place of operation is within mainland China. It is unclear whether either or both of the above criteria need to be satisfied. Besides, where an issuer makes an application for initial public offering to competent overseas regulators, the issuer must submit to the CSRC filing documents within three working days after such application is submitted. The CSRC also requires the domestic companies to submit regulatory opinions, assessment opinions or approvals issued by relevant authorities as filing materials. Overseas offerings and listings that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes on shareholding, main assets, core technology or other aspects, the PRC domestic companies, their controlling shareholder or actual controller involving in certain criminal offence, material non-compliance or investigation, or directors, supervisors and senior management of the issuer involving in certain criminal offence, administrative penalties or investigation, among other circumstances, are explicitly forbidden. The New Draft Overseas Listing Regulations also require subsequent report to the CSRC on material events, such as material change in principal business and change of control. However, these regulations are unclear on whether companies that have been already listed overseas need to complete the CSRC filing.

C.          Organizational Structure

Our Corporate Structure

The diagram below summarizes our corporate structure and identifies our significant subsidiaries, consolidated VIEs and their significant subsidiaries as of December 31, 2021. The relationships among each of GDS Shanghai, GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in the diagram below are governed by contractual arrangements and do not constitute equity ownership.

(1)

EDC Ho lding Limited has 65 direct and indirect subsidiaries incorporated in Hong Kong and 6 direct and indirect subsidiaries incorporated in the British Virgin Islands, Malaysia, Macau and Singapore, respectively.

(2)	GDS Investment Company directly and indirectly holds equity interests of 62 subsidiaries in China.
(3)

Management HoldCo is held as to 20% by five management personnel designated by our board of directors namely, Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, design, operation and delivery), Liang Chen (head of data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network business), respectively. Management HoldCo is controlled by our Company through a series of contractual arrangements.

(4)

Tianjin Zhongyunxin Data Co., Ltd., or Zhongyunxin Data, currently holds a 98.728% equity interests in Beijing Zhongyunxin Shunyi Data Science & Technology Co., Ltd., or Beijing Zhongyunxin, and the rest equity interests in Beijing Zhongyunxin will be transferred to Zhongyunxin Data from a third party subject to the satisfaction of certain conditions under relevant transaction documents.

(5)

Jiangsu Wan Guo Xing Tu Data Services Co., Ltd. or Jiangsu Wan Guo Xing Tu, effectively controls a project company, Nantong Wanguo Yunzhen Data Science & Technology Co., Ltd. or Nantong Yunzhen, to operate the B-O-T data centers in Nantong, China through a series of contractual arrangements among Jiangsu Wan Guo Xing Tu, Nantong Yunzhen’s shareholder, Shanghai Xingchang Enterprise Management Company Limited or Shanghai Xingchang, and Shanghai Xingchang’s shareholders.

To comply with the PRC regulations regarding foreign investment in VATs described above, and foreign exchange control, our preferred approach to structuring our data center operations and investments in China is to have VIEs and their subsidiaries which hold VATS licenses and provide services to customers and data center companies established as wholly foreign owned enterprises under the PRC Law which hold the data center property interests and assets.

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

Contractual Arrangements with Affiliated Consolidated Entities

Due to PRC regulations that limit foreign equity ownership of entities providing VATS to less than 50%, we, similar to other entities with foreign-incorporated holding company structures operating in our industry in China, conduct a substantial part of our operations in China through contractual arrangements with the consolidated VIEs that are incorporated and 100% owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens.

As a result of these contractual arrangements, we control Management HoldCo, GDS Shanghai, GDS Beijing and 30 direct and indirect subsidiaries of GDS Beijing as of December 31, 2021, and have consolidated the financial information of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai

The currently effective contractual arrangements by and among our wholly-owned PRC subsidiary, the consolidated VIEs, and the consolidated VIEs’ shareholders include (i) certain equity interest pledge agreements, shareholder voting rights proxy agreement, exclusive call option agreements and certain loan agreements, which provide us with effective control over the consolidated VIEs; (ii) certain exclusive technology license and service agreements and intellectual property rights license agreement, which allow us to receive substantially all of the benefits generated from the operations of the consolidated VIEs and their subsidiaries. These contractual arrangements allow us to:

●	exercise effective control over these consolidated VIEs;
●	receive substantially all of the economic benefits of these consolidated VIEs and their subsidiaries; and
●	have an exclusive option to purchase all or part of the equity interests in Management HoldCo, GDS Beijing and GDS Shanghai when and to the extent permitted by PRC law.

As a result of our contractual arrangements with the consolidated VIEs and their shareholders, we are the primary beneficiary of Management HoldCo, GDS Shanghai, GDS Beijing and its subsidiaries, and, therefore, have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIEs. If the consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties regarding the interpretation and enforcement of the relevant laws and regulations. The enforceability of the agreements under the contractual arrangements has not been tested in a court of law. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any record holder of equity interest in the consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

For the years ended December 31, 2019, 2020 and 2021, the VIEs and their subsidiaries contributed 97.4%, 95.0% and 96.1%, respectively, of our total net revenue.

Currently, there are five individual management shareholders, each holding a 20% equity interest in Management HoldCo, namely Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, design, operation and delivery), Liang Chen (head of data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network business). In conjunction with the transfer of ownership, we have, through GDS Investment Company, entered into a set of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai on substantially the same terms as those under the previous contractual arrangements with GDS Beijing and GDS Shanghai. We have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai, respectively. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

We believe that this restructuring reduces risk by allocating ownership of the consolidated VIEs among a larger number of individual management shareholders, and strengthens corporate governance with the establishment of the boards of directors in the consolidated VIEs and their subsidiaries. We also believe that this restructuring creates a more stable ownership structure by avoiding reliance on a single or small number of natural persons, and by buffering the ownership of the consolidated VIEs with an additional layer of legal entities, creating an institutional structure that is tied to our management and culture.

The following is a summary of the currently effective contractual arrangements by and among GDS Investment Company, Management HoldCo, GDS Beijing, GDS Shanghai, and the shareholders of Management HoldCo, as applicable, that provide us with effective control of the consolidated VIEs and their respective subsidiaries and that enable us to receive substantially all of the economic benefits from their operations.

Agreements that Provide us with Effective Control over GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, Management HoldCo has pledged all of its equity interest in GDS Beijing and GDS Shanghai as a continuing first priority security interest, as applicable, to respectively guarantee GDS Beijing’s, GDS Shanghai’s and Management HoldCo’s performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and service agreement, loan agreement, exclusive call option agreement, shareholder voting rights proxy agreement, and intellectual property rights license agreement. If GDS Beijing or GDS Shanghai or Management HoldCo breaches their contractual obligations under these agreements, GDS Investment Company, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of GDS Beijing and GDS Shanghai in accordance with PRC law. Management HoldCo agrees that, during the term of the equity interest pledge agreements, it will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Investment Company. The equity interest pledge agreements remain effective until GDS Beijing and GDS Shanghai and Management HoldCo discharge all their obligations under the contractual arrangements. We have registered the equity pledge by both GDS Beijing and GDS Shanghai in favor of GDS Investment Company with the relevant office of the Administration for Market Regulation in accordance with the relevant PRC laws and regulations.

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

Agreements that Provide us with Effective Control over our Management HoldCo

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Management HoldCo has pledged all of his or her equity interest in Management HoldCo as a continuing first priority security interest, as applicable, to respectively guarantee Management HoldCo’s and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and service agreement, loan agreement, exclusive call option agreement, shareholder voting rights proxy agreement, and intellectual property rights license agreement. If Management HoldCo or any of its shareholders breaches their contractual obligations under these agreements, GDS Investment Company, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Management HoldCo in accordance with PRC law. Each of the shareholders of Management HoldCo agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Investment Company. The equity interest pledge agreements remain effective until Management HoldCo and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge by Management HoldCo in favor of GDS Investment Company with the relevant office of the Administration for Market Regulation in accordance with the relevant PRC laws and regulations.

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

Intellectual Property Rights License Agreement. Pursuant to an intellectual property rights license agreement between GDS Investment Company and each of GDS Beijing and GDS Shanghai, GDS Beijing and GDS Shanghai has granted GDS Investment Company an exclusive license to use for free any or all of the intellectual property rights owned by each of them from time to time, and without the parties’ prior written consent, GDS Beijing and GDS Shanghai cannot take any actions, including without limitation to, transferring or licensing outside its ordinary course of business any intellectual property rights to any third parties, which may affect or undermine GDS Investment Company’s use of the licensed intellectual property rights from GDS Beijing and GDS Shanghai. The parties have also agreed under the agreement that GDS Investment Company should own the new intellectual property rights developed by it regardless of whether such development is dependent on any of the intellectual property rights owned by GDS Beijing and GDS Shanghai. This agreement can only be early terminated by prior mutual consent of the parties and need to be renewed upon GDS Investment Company’s unilateral request.

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

Intellectual Property Rights License Agreement. Pursuant to an intellectual property rights license agreement between GDS Investment Company and Management HoldCo, Management HoldCo has granted GDS Investment Company an exclusive license to use for free any or all of the intellectual property rights owned by Management HoldCo from time to time, and without the parties’ prior written consent, Management HoldCo cannot take any actions, including without limitation to, transferring or licensing outside its ordinary course of business any intellectual property rights to any third parties, which may affect or undermine GDS Investment Company’s use of the licensed intellectual property rights from Management HoldCo. The parties have also agreed under the agreement that GDS Investment Company should own the new intellectual property rights developed by it regardless of whether such development is dependent on any of the intellectual property rights owned by Management HoldCo. This agreement can only be early terminated by prior mutual consent of the parties and need to be renewed upon GDS Investment Company’s unilateral request.

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

In the opinion of King & Wood Mallesons, our PRC counsel:

●	the ownership structures of GDS Investment Company, Management HoldCo, GDS Shanghai and GDS Beijing, currently do not violate any of the applicable PRC laws or regulations currently in effect; and
●	the contractual arrangements among GDS Investment Company, Management HoldCo, GDS Shanghai, GDS Beijing, and the shareholders of Management HoldCo, are governed by PRC law, and are currently valid, legally binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not violate any of the applicable PRC laws or regulations currently in effect.

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

Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. In China, we are carrier and cloud neutral, which enables our customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including an innovative and unique managed cloud value proposition. We have a 21-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. As of December 31, 2021, we had an aggregate net floor area of 487,883 sqm in service, 93.8% of which was committed by customers, and an aggregate net floor area of 161,515 sqm under construction, 61.3% of which was pre-committed by customers.

Our results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service of 92.1%, 94.6% and 93.8% as of December 31, 2019, 2020 and 2021, respectively. We had utilization rates for our area in service of 67.9%, 70.3% and 65.5% as of December 31, 2019, 2020 and 2021, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all of the revenue-generating services for which they have committed.

We have experienced significant growth in recent years. Our net revenue grew from RMB4,122.4 million in 2019 to RMB5,739.0 million in 2020, representing an increase of 39.2%, and increased to RMB7,818.7 million (US$1,226.9 million) in 2021, representing an increase of 36.2%. Our net revenues from colocation services were RMB3,261.7 million, RMB4,710.9 million and RMB6,514.3 million (US$1,022.2 million) in 2019, 2020 and 2021, representing 79.1%, 82.1% and 83.3% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB832.8 million, RMB1,006.0 million and RMB1,300.1 million (US$204.0 million) in 2019, 2020 and 2021, representing 20.2%, 17.5% and 16.6% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB27.9 million, RMB22.1 million and RMB4.3 million (US$0.7 million) in 2019, 2020 and 2021, representing 0.7%, 0.4% and 0.1% of total net revenue over the same periods, respectively. Our net loss increased from RMB442.1 million in 2019 to RMB669.2 million in 2020, and increased to RMB1,191.2 million (US$186.9 million) in 2021. Our adjusted EBITDA increased from RMB1,824.0 million 2019 to RMB2,680.6 million in 2020, and increased to RMB3,703.4 million (US$581.1 million) in 2021. As of December 31, 2020 and 2021, our accumulated deficit was RMB2,723.6 million and RMB3,910.8 million (US$613.7 million), respectively.

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

If we are unable to obtain suitable land or buildings for new data centers or to do so at an acceptable cost to us or experience delays or increased costs during the data center design and construction development process which includes securing the power and relevant energy quota under the energy conservation review opinion, our ability to grow our revenue and improve our results of operations would be negatively affected. Additionally, if demand slows unexpectedly or we source and develop data centers too rapidly, the resulting overcapacity would adversely affect our results of operations.

Ability to Secure Commitments from Our Customers

We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into legally-binding pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. We had pre-commitment rates of 66.5%, 77.4% and 61.3% as of December 31, 2019, 2020 and 2021, respectively. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high levels of long-term commitment rates. We had commitment rates for our area in service of 92.1%, 94.6% and 93.8% as of December 31, 2019, 2020 and 2021, respectively. Our total area committed, as a leading indicator to our results of operations, increased from 276,542 sqm as of December 31, 2019 to 438,100 sqm as of December 31, 2020, and further to 556,822 sqm as of December 31, 2021.

Pricing Structure and Power Costs

Our results of operations will be affected by our ability to operate our data centers efficiently in terms of power consumption. Our data centers require significant levels of power supply to support their operations. Depending on the agreement, we agree with our customer to either charge them for actual power consumed or we factor it into a fixed price. Accordingly, the customer’s actual power usage during the life of the agreement will affect its profitability to us. In October 2021, the NDRC announced a partial transition from fixed-rate to market rate mechanism for coal-fired power trading prices. As this reform is implemented, we may absorb higher operating expenses for our fixed price customer agreements. Optimal configuration of customers and power usage within each data center will affect our results of operations.

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

Utilization rate: the ratio of area utilized to area in service.

The following table sets forth our key performance indicators for our data center portfolio as of December 31, 2019, 2020 and 2021.

	As of December 31,
(Sqm, %)	2019		2020		2021
Area in service	229,851		333,853		487,883
Area under construction	97,610		158,035		161,515
Area committed	211,604	(1)	315,794	(1)	457,838	(1)
Area pre-committed	64,939	(1)	122,306	(1)	98,983	(1)
Total area committed	276,542	(1)	438,100	(1)	556,822	(1)
Commitment rate	92.1%		94.6%		93.8%
Pre-commitment rate	66.5%		77.4%		61.3%
Area utilized	156,022		234,731		319,475
Utilization rate	67.9%		70.3%		65.5%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent with, or have received other confirmations from, certain customers.

Components of Results of Operations

The following table sets forth our net revenue, cost of revenue and gross profit, both in an absolute amount and as a percentage of net revenue, for the years indicated.

	Year Ended December 31,
	2019		2020		2021
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Net revenue
Service revenue	4,094,571	99.3	5,716,868	99.6	7,814,404	1,226,251	99.9
IT equipment sales	27,834	0.7	22,104	0.4	4,277	671	0.1
Total	4,122,405	100.0	5,738,972	100.0	7,818,681	1,226,922	100.0
Cost of revenue	(3,079,679)	(74.7)	(4,188,521)	(73.0)	(6,039,252)	(947,690)	(77.2)
Gross profit	1,042,726	25.3	1,550,451	27.0	1,779,429	279,232	22.8

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

We consider our customers to be the end users of our services. We may enter into contracts directly with our customers or provide services to our customers through agreements with intermediate contracting parties. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had three customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019. We had two customers that generated 26.3% and 20.5% of our total net revenue, respectively, in 2020. We had two customers that generated 23.7% and 22.2% of our total net revenue, respectively, in 2021. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2021, we had two customers who accounted for 40.5% and 16.6%, respectively, of our total area committed.

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

	Year Ended December 31,
	2019		2020		2021
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Selling and marketing expenses	129,901	3.2	134,937	2.4	148,614	23,321	1.9
General and administrative expenses	411,418	10.0	702,524	12.2	1,021,950	160,366	13.1
Research and development expenses	21,627	0.5	40,049	0.7	39,343	6,174	0.5
Total operating expenses	562,946	13.7	877,510	15.3	1,209,907	189,861	15.5

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

	Year Ended December 31,
	2019		2020		2021
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Cost of revenue	46,007	1.1	89,943	1.6	110,291	17,308	1.4
Selling and marketing expenses	39,436	0.9	54,204	0.9	53,560	8,405	0.7
General and administrative expenses	101,949	2.5	184,943	3.2	219,328	34,417	2.8
Research and development expenses	2,364	0.1	4,596	0.1	8,096	1,270	0.1
Total share-based compensation expenses	189,756	4.6	333,686	5.8	391,275	61,400	5.0

We incurred higher share-based compensation expenses in 2021 as compared to 2020 due to grants of 11,520,312 restricted shares and 11,929,608 restricted shares in August 2020 and August 2021, respectively, to employees, officers and directors. We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plans and incur further share-based compensation expenses in future periods.

See “Critical Accounting Policies and Estimates—Share-based Compensation” in this section for a description of how we account for the compensation cost from share-based payment transactions.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands and conduct our business primarily through our PRC subsidiaries in the PRC. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends by us to our shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

GDS Holdings and our Hong Kong SAR entities are subject to the Hong Kong SAR profits tax at the rate of 16.5%. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2.0 million of assessable profits earned will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one entity in the group to benefit from the progressive rates.

Singapore

Our subsidiaries in Singapore are subject to enterprise income tax on their taxable income in Singapore at a rate of 17%.

Malaysia

Our subsidiary in Malaysia is subject to enterprise income tax on its taxable income in Malaysia at a rate of 24%.

Indonesia

Our subsidiary in Indonesia is subject to enterprise income tax on its taxable income in Indonesia at a rate of 22%.

Macau

Our subsidiaries in Macau are subject to enterprise income tax on their taxable income in Macau at a rate of 12%.

PRC

Generally, our subsidiaries, VIEs and their subsidiaries in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. Those entities that are recognized as “High and New Technology Enterprise” are entitled to enterprise income tax rate of 15% as long as the relevant requirements are satisfied. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Effective from June 2014, all value-added telecommunication services, or VATS, provided in mainland China were subject to a VAT of 6% whereas basic telecommunication services were subject to a VAT of 11%. Effective from May 2018, the VAT rate on basic telecommunication services was replaced by a new rate of 10%. On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, or the Announcement No. 39, which became effective on April 1, 2019. Pursuant to the Announcement No. 39, the generally applicable VAT rates were simplified to 13%, 9%, 6%, and nil, among which the VAT rate on basic telecommunication services was further replaced by the rate of 9% and the VAT rate on VATS remained at 6%. In addition, a general VAT taxpayer is allowed to offset its qualified input VAT paid on taxable purchases against the output VAT chargeable on the telecommunication services and modern services that it provides.

A.Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2019, 2020 and 2021. This information should be read together with our audited consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	4,122,405	100.0	5,738,972	100.0	7,818,681	1,226,922	100.0
Cost of revenue	(3,079,679)	(74.7)	(4,188,521)	(73.0)	(6,039,252)	(947,690)	(77.2)
Gross profit	1,042,726	25.3	1,550,451	27.0	1,779,429	279,232	22.8
Operating expenses
Selling and marketing expenses	(129,901)	(3.2)	(134,937)	(2.4)	(148,614)	(23,321)	(1.9)
General and administrative expenses	(411,418)	(10.0)	(702,524)	(12.2)	(1,021,950)	(160,366)	(13.1)
Research and development expenses	(21,627)	(0.5)	(40,049)	(0.7)	(39,343)	(6,174)	(0.5)
Income from operations	479,780	11.6	672,941	11.7	569,522	89,371	7.3
Other income (expenses)
Net interest expense	(915,676)	(22.2)	(1,287,495)	(22.4)	(1,604,292)	(251,748)	(20.5)
Foreign currency exchange loss, net	(6,000)	(0.1)	(21,038)	(0.4)	(7,644)	(1,200)	(0.1)
Government grants	9,898	0.3	27,050	0.5	88,209	13,842	1.1
Gain from purchase price adjustment	—	—	55,154	0.9	7,010	1,100	0.1
Others, net	5,565	0.1	4,952	0.1	(1,557)	(244)	(0.0)
Loss before income taxes	(426,433)	(10.3)	(548,436)	(9.6)	(948,752)	(148,879)	(12.1)
Income tax expenses	(15,650)	(0.4)	(120,778)	(2.1)	(242,461)	(38,047)	(3.1)
Net loss	(442,083)	(10.7)	(669,214)	(11.7)	(1,191,213)	(186,926)	(15.2)

Key Financial Metrics

We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year Ended December 31,
	2019	2020	2021
Other Consolidated Financial Data:
Gross margin(1)	25.3%	27.0%	22.8%
Operating margin(2)	11.6%	11.7%	7.3%
Net margin(3)	(10.7)%	(11.7)%	(15.2)%

(1)Gross profit as a percentage of net revenue.

(2)Income from operations as a percentage of net revenue.

(3)Net loss as a percentage of net revenue.

Non-GAAP Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	1,824,021	2,680,561	3,703,352	581,137
Adjusted EBITDA margin(2)	44.2%	46.7%	47.4%	47.4%
Adjusted gross profit(3)	2,163,442	3,071,744	4,166,388	653,798
Adjusted gross profit margin(4)	52.5%	53.5%	53.3%	53.3%

(1)Adjusted EBITDA is defined as net income or net loss (computed in accordance with GAAP) excluding net interest expenses, incomes tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment.

(2)Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.

(3)Adjusted gross profit is defined as gross profit (computed in accordance with U.S. GAAP), excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue.

(4)Adjusted gross profit margin is defined as adjusted gross profit as a percentage of net revenue.

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted gross profit can provide useful supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

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

The following table reconciles our adjusted EBITDA in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Net loss	(442,083)	(669,214)	(1,191,213)	(186,926)
Net interest expenses	915,676	1,287,495	1,604,292	251,748
Income tax expenses	15,650	120,778	242,461	38,047
Depreciation and amortization	1,142,032	1,638,474	2,616,898	410,648
Operating lease cost relating to prepaid land use rights	—	20,412	40,422	6,343
Accretion expenses for asset retirement costs	2,990	4,084	6,227	977
Share-based compensation expenses	189,756	333,686	391,275	61,400
Gain from purchase price adjustment	—	(55,154)	(7,010)	(1,100)
Adjusted EBITDA	1,824,021	2,680,561	3,703,352	581,137

The following table reconciles our adjusted gross profit in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is gross profit:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Gross profit	1,042,726	1,550,451	1,779,429	279,232
Depreciation and amortization	1,071,719	1,425,906	2,265,181	355,456
Operating lease cost relating to prepaid land use rights	—	1,360	5,260	825
Accretion expenses for asset retirement costs	2,990	4,084	6,227	977
Share-based compensation expenses	46,007	89,943	110,291	17,308
Adjusted gross profit	2,163,442	3,071,744	4,166,388	653,798

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenue

Our net revenue increased by 36.2% to RMB7,818.7 million (US$1,226.9 million) in 2021 from RMB5,739.0 million in 2020. This increase was due to increases in service revenue of RMB2,097.5 million, partially offset by the decrease in IT equipment sales of RMB17.8 million. The increase in service revenue consisted of an increase in revenue from colocation services of RMB1,803.3 million and an increase in revenue from managed services and other services of RMB294.2 million. These increases in service revenue were mainly due to an increase in area utilized from 234,731 sqm as of December 31, 2020 to 319,475 sqm as of December 31, 2021, as a result of (i) customers with commitments moving into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers since December 31, 2020 and (iv) the acquisitions in 2020 and 2021.

Cost of Revenue

Our cost of revenue increased by 44.2% to RMB6,039.3 million (US$947.7 million) in 2021 from RMB4,188.5 million in 2020. This increase was primarily due to an increase of 56.9% in utility costs to RMB2,122.6 million (US$333.1 million) in 2021 from RMB1,352.9 million in 2020, and an increase of 58.9% in depreciation and amortization costs to RMB2,265.2 million (US$355.5 million) in 2021 from RMB1,425.9 million in 2020. Increases in both utility costs and depreciation and amortization costs were largely a result of an increase in new data center facilities. In addition, the increase in cost of revenue was also due to (i) an increase of RMB125.9 million for personnel costs, (ii) an increase of RMB28.7 million for network cost, (iii) an increase of RMB20.3 million for share-based compensation expenses and (iv) an increase of RMB66.9 million for other costs as a result of our business expansion. Cost of revenue as percentage of net revenue increased to 77.2% in 2021 from 73.0% in 2020.

Operating Expenses

Our total operating expenses increased by 37.9% to RMB1,209.9 million (US$189.9 million) in 2021 as compared to RMB877.5 million in 2020. The increase was primarily due to an increase in depreciation and amortization expenses of RMB139.1 million, personnel cost of RMB50.3 million, professional fees of RMB47.5 million, share-based compensation expenses of RMB37.2 million and operating lease cost relating to prepaid land use rights of RMB16.1 million. Our total operating expenses as a percentage of our net revenue increased to 15.5% in 2021 from 15.3% in 2020.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 10.1% to RMB148.6 million (US$23.3 million) in 2021 from RMB134.9 million in 2020. This increase was primarily attributable to the increase in personnel cost of RMB12.5 million due to expansion of business.

General and Administrative Expenses. Our general and administrative expenses increased by 45.5% to RMB1,022.0 million (US$160.4 million) in 2021 from RMB702.5 million in 2020. This increase was primarily a result of (i) an increase in depreciation and amortization expenses of RMB137.1 million, (ii) an increase in professional fee of RMB47.5 million, (iii) an increase in share-based compensation expenses of RMB34.4 million, (iv) an increase in personnel cost of RMB32.3 million, (v) an increase in operating lease cost relating to prepaid land use rights of RMB16.1 million and (vi) an increase in allowance for doubtful accounts of RMB8.0 million.

Research and Development Expenses. Our research and development expenses were stable at RMB39.3 million (US$6.2 million) in 2021, as compared to RMB40.0 million in 2020.

Other Income (Expenses)

Interest Income. Our interest income increased by 73.9% to RMB50.4 million (US$7.9 million) in 2021 from RMB29.0 million in 2020. The increase was primarily a result of greater cash balance from the public offering in our secondary listing on the Hong Kong Stock Exchange in late 2020.

Interest Expenses. Our interest expenses increased by 25.7% to RMB1,654.7 million (US$259.7 million) in 2021 from RMB1,316.5 million in 2020. This increase was primarily a result of an increase of borrowings, finance lease and other financing obligations.

Government Grants. Income from government grants increased by 226.1% to RMB88.2 million (US$13.8 million) in 2021 from RMB27.1 million in 2020, primarily due to the additional deduction of input value-added tax.

Foreign Currency Exchange Gain (Loss), net. Changes in currency rates resulted in a loss of RMB7.6 million (US$1.2 million) in 2021 as compared to a loss of RMB21.0 million in 2020, primarily due to the depreciation of the U.S. dollar relative to Renminbi.

Gain from Purchase Price Adjustment. Gain from purchase price adjustment was RMB7.0 million (US$1.1 million) in 2021, which was for the reduction of the present value of the purchase price considerations pursuant to a supplemental agreement entered into with the seller for acquisition of BJ15 and BJ16. The gain from purchase price adjustment of RMB55.2 million in 2020 was due to a reduction in cash consideration pursuant to a supplemental agreement entered into with the seller related to acquisition of GZ3.

Income Tax Benefits (Expenses)

Income tax expenses were RMB242.5 million (US$38.0 million) in 2021, compared to RMB120.8 million in 2020. The income tax expenses in 2021 were primarily due to the profit generated in certain of our subsidiaries, the VIEs and their subsidiaries as a result of increase in utilization in the related data centers.

Net Loss

As a result of the foregoing, net loss increased to RMB1,191.2 million (US$186.9 million) in 2021 from RMB669.2 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For a discussion of our results of operations for the fiscal year ended December 31, 2020 compared with the fiscal year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” in our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 12, 2021.

Variable Interest Entity Financial Information

The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for our company, the non-VIE subsidiaries, and the VIEs and their subsidiaries for the years and as of the dates presented.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	Year Ended December 31, 2021
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company	(1)(2)	(1)(3)	adjustments (4)	Total

	(in thousands of RMB)
Net revenue	—	5,509,950	7,858,926	(5,550,195)	7,818,681
Cost of revenue	(116,151)	(4,183,067)	(7,277,551)	5,537,517	(6,039,252)
Net (loss) income	(1,187,218)	(766,614)	112,257	650,362	(1,191,213)

	Year Ended December 31, 2020
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company	(1)(2)	(1)(3)	adjustments (4)	Total

	(in thousands of RMB)
Net revenue	—	3,432,737	5,469,066	(3,162,831)	5,738,972
Cost of revenue	(94,312)	(2,353,533)	(4,908,730)	3,168,054	(4,188,521)
Net (loss) income	(666,407)	(281,936)	129,254	149,875	(669,214)

	Year Ended December 31, 2019
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company	(1)(2)	(1)(3)	adjustments (4)	Total

	(in thousands of RMB)
Net revenue	—	2,182,473	4,030,058	(2,090,126)	4,122,405
Cost of revenue	(50,201)	(1,624,878)	(3,499,949)	2,095,349	(3,079,679)
Net (loss) income	(442,083)	(218,416)	99,857	118,559	(442,083)
(1)

The VIEs and their subsidiaries were contracting party in IDC service agreements, while our non-VIE subsidiaries provided outsourcing and other services by charging service fees to the VIEs and their subsidiaries.

(2)Net revenue of the non-VIE subsidiaries disclosed above comprises of the following items:

•	net revenue for provision of services and sales of equipment to third parties of RMB108.8 million, RMB285.2 million and RMB302.3 million (US$47.4 million) in 2019, 2020 and 2021, respectively;
•

net revenue for provision of outsourcing and other services to the VIEs and their subsidiaries of RMB2,017.0 million, RMB3,076.4 million and RMB5,160.6 million (US$809.8 million) in 2019, 2020 and 2021, respectively; and

•

other sales, which mainly represented the equipment sales, to the VIEs and their subsidiaries, of RMB56.6 million, RMB71.2 million and RMB47.0 million (US$7.4 million) in 2019, 2020 and 2021, respectively.

(3)	Net revenue of the VIEs disclosed above comprises of the following items:
•

net revenue for provision of services and sales of equipment to third parties of RMB4,013.6 million, RMB5,453.8 million and RMB7,516.3 million (US$1,179.5 million) in 2019, 2020, and 2021, respectively, which is the net revenue of VIEs and their subsidiaries disclosed in Note 2(a) to our consolidated financial statements;

•

net revenue for provision of construction services, research and development services and colocation and managed services to the non-VIE subsidiaries of RMB16.5 million, RMB15.3 million and RMB342.6 million (US$53.8 million) in 2019, 2020 and 2021, respectively.

(4)	To eliminate the above intra-group transactions and our company’s equity in loss of subsidiaries, the VIEs and their subsidiaries.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Assets
Current assets
Cash	3,288,955	5,340,629	1,338,525	—	9,968,109
Accounts receivable, net of allowance for doubtful accounts	—	55,515	1,677,171	—	1,732,686
Other current assets	1,960,145	474,552	328,383	—	2,763,080
Total current assets excluding amounts due from the entities within the Group	5,249,100	5,870,696	3,344,079	—	14,463,875
Property and equipment, net (1)	—	38,004,637	2,671,567	(52,701)	40,623,503
Goodwill	—	7,076,505	—	—	7,076,505
Deferred tax assets (1)	—	146,783	32,949	6,764	186,496
Other non-current assets	777	8,634,199	645,507	1,581	9,282,064
Total assets excluding investments, loans and amounts due from the entities within the Group	5,249,877	59,732,820	6,694,102	(44,356)	71,632,443
Investments, loans and amounts due from the entities within the Group (2)	25,260,616	4,655,577	1,595,878	(31,512,071)	—
Total assets	30,510,493	64,388,397	8,289,980	(31,556,427)	71,632,443

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	3,148,188	2,373,825	426,000	—	5,948,013
Accounts payable	899	3,470,382	430,518	—	3,901,799
Finance lease and other financing obligations, current	—	670,984	28,161	—	699,145
Other current liabilities	32,395	2,532,593	351,298	—	2,916,286
Total current third-party liabilities	3,181,482	9,047,784	1,235,977	—	13,465,243
Long-term borrowings, excluding current portion	—	17,384,745	899,769	—	18,284,514
Convertible bonds payable	1,895,846	—	—	—	1,895,846
Finance lease and other financing obligations, non-current	—	7,968,184	965,356	—	8,933,540
Other non-current liabilities	—	2,841,841	315,297	—	3,157,138
Total third-party liabilities	5,077,328	37,242,554	3,416,399	—	45,736,281
Amounts due to the entities within the Group (2)	849	26,987,554	4,543,735	(31,532,138)	—
Total liabilities	5,078,177	64,230,108	7,960,134	(31,532,138)	45,736,281
Total mezzanine equity	958,480	404,673	—	—	1,363,153
Total equity	24,473,836	(246,384)	329,846	(24,289)	24,533,009
Total liabilities, mezzanine equity and equity	30,510,493	64,388,397	8,289,980	(31,556,427)	71,632,443

	As of December 31, 2020
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Assets
Current assets
Cash	12,312,249	2,636,939	1,310,269	—	16,259,457
Accounts receivable, net of allowance for doubtful accounts	—	92,207	1,388,128	—	1,480,335
Other current assets	62,323	341,167	175,524	—	579,014
Total current assets excluding amounts due from the entities within the Group	12,374,572	3,070,313	2,873,921	—	18,318,806
Property and equipment, net (1)	—	26,886,337	2,760,618	(50,894)	29,596,061
Goodwill	—	2,596,393	—	—	2,596,393
Deferred tax assets (1)	—	95,116	43,126	7,846	146,088
Other non-current assets	3,616	5,692,591	903,659	1,581	6,601,447
Total assets excluding investments, loans and amounts due from the entities within the Group	12,378,188	38,340,750	6,581,324	(41,467)	57,258,795
Investments, loans and amounts due from the entities within the Group (2)	16,146,058	3,481,226	838,340	(20,465,624)	—
Total assets	28,524,246	41,821,976	7,419,664	(20,507,091)	57,258,795

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	—	1,524,669	628,721	—	2,153,390
Accounts payable	12,451	3,450,336	194,325	—	3,657,112
Finance lease and other financing obligations, current	—	222,783	31,629	—	254,412
Other current liabilities	29,790	1,255,503	293,614	—	1,578,907
Total current third-party liabilities	42,241	6,453,291	1,148,289	—	7,643,821
Long-term borrowings, excluding current portion	—	9,353,726	1,213,020	—	10,566,746
Convertible bonds payable	1,928,466	—	—	—	1,928,466
Finance lease and other financing obligations, non-current	—	7,115,672	982,209	—	8,097,881
Other non-current liabilities	5,769	1,861,571	486,819	—	2,354,159
Total third-party liabilities	1,976,476	24,784,260	3,830,337	—	30,591,073
Amounts due to the entities within the Group (2)	868	16,778,947	3,369,365	(20,149,180)	—
Total liabilities	1,977,344	41,563,207	7,199,702	(20,149,180)	30,591,073
Total mezzanine equity	980,910	120,820	—	—	1,101,730
Total equity	25,565,992	137,949	219,962	(357,911)	25,565,992
Total liabilities, mezzanine equity and equity	28,524,246	41,821,976	7,419,664	(20,507,091)	57,258,795

(1)

The consolidation adjustments are to eliminate the unrealized profit primary for (a) sales of equipment from non-VIE subsidiaries to the VIEs and their subsidiaries and (b) the construction services provided by the VIEs and their subsidiaries to the non-VIE subsidiaries.

(2)

Equity method has been used to account for our company’s investments in the subsidiaries. The consolidation adjustments are to eliminate intra-group balances in respect of investment, loans and other amounts due from and due to the entities within the Group.

Selected Condensed Consolidated Cash Flows Information

	Year Ended December 31, 2021
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities (1)	(83,019)	546,919	744,493	(7,030)	1,201,363
Net cash used in investing activities (1)(2)	(9,935,432)	(13,493,527)	(205,041)	9,942,462	(13,691,538)
Net cash provided by (used in) financing activities (2)	3,100,066	15,515,622	(561,101)	(9,935,432)	8,119,155

	Year Ended December 31, 2020
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (2)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities	(45,269)	(532,976)	899,132	—	320,887
Net cash used in investing activities	(4,940,005)	(9,099,263)	(278,744)	4,940,005	(9,378,007)
Net cash provided by (used in) financing activities	15,273,369	9,830,979	(20,682)	(4,940,005)	20,143,661

	Year Ended December 31, 2019
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (2)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities	(48,514)	(72,474)	414,424	—	293,436
Net cash used in investing activities	(4,473,682)	(4,929,236)	(201,995)	4,473,682	(5,131,231)
Net cash provided by (used in) financing activities	6,222,030	6,657,138	(43,547)	(4,473,682)	8,361,939

(1)	The consolidation adjustments represent the elimination of intra-group profit of the construction services paid by the non-VIE subsidiaries to one of the VIE's subsidiaries, which resulted in operating cash inflows for the VIE's subsidiary and investing cash outflows for the non-VIE subsidiaries.
(2)	The consolidation adjustments are primarily to eliminate (a) our company’s investment in, loans and advances to the non-VIE subsidiaries with (b) the capital, advances and loans received by the non-VIE subsidiaries from our company.

B.Liquidity and Capital Resources

Our primary sources of liquidity have been net proceeds from operations, cash flow from short-term and long-term borrowings, issuance of debt and equity securities, including in our initial public offering, follow-on public offerings, private placement (including convertible preferred shares) and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had finance lease and other financing obligations. As of December 31, 2021, we had cash of RMB9,968.1 million (US$1,564.2 million). In addition, as of December 31, 2021, total short-term debt was RMB6,647.2 million (US$1,043.1 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB5,948.0 million (US$933.4 million) and the current portion of finance lease and other financing obligations of RMB699.1 million (US$109.7 million). As of the same date, total long-term debt was RMB29,113.9 million (US$4,568.6 million), comprised of long-term borrowings (excluding current portion) of RMB18,284.5 million (US$2,869.2 million), the non-current portion of finance lease and other financing obligations of RMB8,933.5 million (US$1,401.9 million) and convertible bonds payable of RMB1,895.8 million (US$297.5 million). As of December 31, 2021, the unused amount of working capital and project financing credit was RMB7,362.7 million (US$1,155.4 million).

Based on our current level of operations and available cash, we believe that we have sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks. Subsequent to December 31, 2021, we had completed the private placement of convertible senior notes due 2029 (the “2029 Notes”) with net proceeds, after commission but before expenses, amounted to US$616.9 million to certain investors. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and the consolidated VIEs and, therefore, provide for our own liquidity. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiaries, or any newly formed PRC subsidiaries, incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of their after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries.

Our main sources of cash funding for the VIEs and their subsidiaries have included intercompany loans and cash advances from GDS Holdings, our subsidiaries and cash generated from operations. In the years ended December 31, 2019, 2020 and 2021, GDS Holdings and our subsidiaries did not provide any additional intercompany loans to the VIEs and their subsidiaries and the VIEs and their subsidiaries did not repay any existing intercompany loans to GDS Holdings and our subsidiaries. As of December 31, 2020 and 2021, the VIEs and their subsidiaries held cash and cash equivalents of RMB1,310.3 million and RMB1,338.5 million (US$210.0 million), respectively.

In the years ended December 31, 2019, 2020 and 2021, our company, through the intermediate holding companies, made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB4,473.7 million, RMB4,940.0 million and RMB9,935.4 million (US$1,559.1 million), respectively.

PRC entities need to appropriate reserve funds of 10% before distributing earnings until such reserve reaches 50% of paid in capital. Except as otherwise disclosed elsewhere in this annual report, there was no restriction or limitation on our company’s ability to receive earnings from our subsidiaries or to distribute them to U.S. investors during the years ended December 31, 2019, 2020 and 2021. Likewise, there was no restriction or limitation on the consolidated VIEs to settle obligations under the consolidated VIE contractual arrangements. As of December 31, 2021, certain subsidiaries, the VIEs and their subsidiaries had retained earnings of RMB1,291.7 million (US$202.7 million) in aggregate. No dividend or distribution was made through our subsidiaries or consolidated VIEs to our company during the years ended December 31, 2019, 2020 and 2021.

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

As of December 31, 2021, our cash and restricted cash were deposited in major financial institutions located in mainland China, Hong Kong, United States, Singapore and Malaysia. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “—Statutory Reserves.”

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

As a result of these laws, rules and regulations relating to statutory reserves, foreign exchange conversion and withholding taxes described above, our subsidiaries, the VIEs and their subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their offshore holding companies as dividends, loans or advances. As of December 31, 2021, we had restricted net assets of RMB20,939.9 million (US$3,285.9 million), including those of the VIEs and their subsidiaries of RMB210.1 million (US$33.0 million) and our subsidiaries of RMB20,729.8 million (US$3,252.9 million), which mainly consisted of paid-in registered capital.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	293,436	320,887	1,201,363	188,521
Net cash used in investing activities	(5,131,231)	(9,378,007)	(13,691,538)	(2,148,502)
Net cash provided by financing activities	8,361,939	20,143,661	8,119,155	1,274,074
Effect of exchange rate changes on cash and restricted cash	164,370	(566,874)	(95,542)	(14,994)
Net increase (decrease) in cash and restricted cash	3,688,514	10,519,667	(4,466,562)	(700,901)
Cash and restricted cash at beginning of year	2,284,748	5,973,262	16,492,929	2,588,100
Cash and restricted cash at end of year	5,973,262	16,492,929	12,026,367	1,887,199

Operating Activities

Cash provided by operating activities was RMB1,201.4 million (US$188.5 million) in 2021, primarily due to a net loss of RMB1,191.2 million (US$186.9 million), adjusted primary for (i) depreciation and amortization of RMB2,616.9 million (US$410.6 million), primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB391.3 million (US$61.4 million), (iii) amortization of debt issuance and commitment cost and debt discount of RMB200.1 million (US$31.4 million), (iv) operating lease cost relating to prepaid land use rights of RMB40.4 million (US$6.3 million), (v) deferred tax benefits of RMB48.5 million (US$7.6 million), (vi) allowance for doubtful accounts of RMB10.1 million (US$1.6 million), (vii) gain from purchase price adjustment of RMB7.0 million (US$1.1 million), and (viii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in VAT recoverable of RMB631.6 million (US$99.1 million) mainly as a result of the capital expenditures, (ii) a decrease of accrued expenses and other payables of RMB121.8 million (US$19.1 million) and (iii) an increase in other current assets and other non-current assets of RMB55.5 million (US$8.7 million) and RMB53.7 million (US$8.4 million), respectively, mainly due to the increase in rental and other deposits, partially offset by (iv) an increase in operating leases of RMB50.7 million (US$8.0 million).

Cash provided by operating activities was RMB320.9 million in 2020, primarily due to a net loss of RMB669.2 million, adjusted primary for (i) depreciation and amortization of RMB1,638.5 million, primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB333.7 million, (iii) amortization of debt issuance cost and commitment cost and debt discount of RMB160.7 million, (iv) deferred tax benefits of RMB89.7 million, (v) gain from purchase price adjustment of RMB55.2 million, (vi) operating lease cost relating to prepaid land use rights of RMB20.4 million and (vii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB465.2 million due to increased revenue, (ii) an increase in VAT recoverable of RMB463.6 million mainly as a result of the capital expenditures, (iii) a decrease of accrued expenses and other payables of RMB139.9 million and (iv) the increase in prepaid expenses of RMB53.9 million for prepaid operating expenses, partially offset by (v) an increase in accounts payable of RMB119.2 million.

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

Investing Activities

Net cash used in investing activities was RMB13,691.5 million (US$2,148.5 million) in 2021, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB9,699.1 million (US$1,522.0 million) for the development of our data centers, after deducting the proceeds from disposal of property and equipment, and payments for acquisitions of RMB4,013.3 million (US$629.8 million), partially offset by the receipts from collection of loans acquired in our acquisitions of RMB20.9 million (US$3.3 million).

Net cash used in investing activities was RMB9,378.0 million in 2020, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB8,020.6 million for the development of our data centers, including the deposit paid and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB1,357.4 million.

Net cash used in investing activities was RMB5,131.2 million in 2019, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB4,552.6 million for the development of our data centers, including the deposit paid and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB578.6 million.

Financing Activities

Net cash provided by financing activities was RMB8,119.2 million (US$1,274.1 million) in 2021, which was primarily due to proceeds from borrowings, net of issuance cost, of RMB16,035.2 million (US$2,516.3 million), capital contribution from non-controlling shareholders of RMB225.9 million (US$35.5 million) and proceeds from other financing arrangements of RMB50.3 million (US$7.9 million), partially offset by repayment of short-term and long-term borrowings of RMB6,080.2 million (US$954.1 million), payment of deferred contingent consideration for acquisitions of RMB926.2 million (US$145.3 million), payment for purchase of property and equipment through vendor financing of RMB808.2 million (US$126.8 million), payment under finance lease and other financing obligations of RMB265.5 million (US$41.7 million), payment for acquisition of non-controlling interests of RMB65.1 million (US$10.2 million) and payment of redeemable preferred shares dividends of RMB49.2 million (US$7.7 million).

Net cash provided by financing activities was RMB20,143.7 million in 2020, which was primarily due to proceeds from borrowings, net of issuance cost, of RMB7,982.8 million, net proceeds from issuance of ordinary shares of RMB15,974.5 million, proceeds from other financing arrangements of RMB1,079.4 million, capital contribution from redeemable non-controlling shareholder of RMB105.0 million and proceeds from exercise of stock options of RMB78.7 million, partially offset by repayment of short-term and long-term borrowings of RMB4,626.1 million, payment under finance lease and other financing obligations of RMB198.2 million, payment for purchase of property and equipment through vendor financing of RMB92.3 million, payment of redeemable preferred shares dividends of RMB65.5 million, payment of deferred contingent consideration for acquisitions of RMB48.7 million and payment of commitment cost of borrowings of RMB46.0 million.

Net cash provided by financing activities was RMB8,361.9 million in 2019, which was primarily due to proceeds from borrowings, net of issuance cost, of RMB5,311.5 million, net proceeds from issuance of ordinary shares of RMB4,934.1 million, net proceeds from issuance of redeemable preferred shares of RMB989.3 million, proceeds from other financing arrangements of RMB302.8 million, partially offset by repayment of short-term and long-term borrowings of RMB2,727.9 million, payment under finance lease and other financing obligations of RMB289.5 million and payment of deferred contingent consideration for acquisitions of RMB120.1 million.

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

As of December 31, 2019, 2020 and 2021, PRC entities had RMB15.7 million, RMB55.3 million and RMB66.1 million (US$10.4 million) respectively, in their statutory reserves.

Capital Expenditures

We had capital expenditures, excluding payments related to acquisitions and receipts from collection of loans, of RMB4,552.6 million, RMB8,020.6 million and RMB9,699.1 million (US$1,522.0 million) in 2019, 2020 and 2021, respectively. Our capital expenditures were primarily for the purchase of equipment, prepaid land use rights reported in investing activities in the Consolidated Financial Statements and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities.

Holding Company Structure

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and the VIEs and, therefore, provide for our own liquidity. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiaries, or any newly formed PRC subsidiaries, incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of their after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries.

For 2019, 2020 and 2021, the VIEs and their subsidiaries contributed 97.4%, 95.0% and 96.1%, respectively, of our total net revenue.

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

Convertible Senior Notes due 2025

On June 5, 2018, we issued and sold convertible senior notes due in 2025 (the “2025 Notes”) in an aggregate principal amount of US$300 million, which bear interest at a rate of 2% per year, payable on June 1 and December 1 of each year, beginning on December 1, 2018. The 2025 Notes will mature on June 1, 2025, unless earlier redeemed, repurchased or converted in accordance with their terms. The 2025 Notes may be converted into our ADSs, at the option of the holders, at an initial conversion rate of 19.3865 of our ADSs per US$1,000 principal amount of notes, or approximately 5,815,950 ADSs, representing 46,527,600 Class A ordinary shares, assuming conversion of the entire US$300 million aggregate principal amount at the initial conversion rate.

Convertible Preferred Shares

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into 33,707,864 Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. Assuming conversion of all the Series A convertible preferred shares held by its affiliate, Ping An Overseas Holdings would have beneficially owned 2.3% of our Class A ordinary shares as of December 31, 2021. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq. Assuming that either of the two foregoing events occurred on December 31, 2021 and that all holders exercised their redemption right to require our Company to purchase all of the convertible preferred shares, the total purchase price would have been RMB1.0 billion (US$0.2 billion) and total cash would have been reduced by the same amount in the event of such redemption. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold.

Convertible Senior Notes due 2029

On March 8, 2022 we issued and sold US$620 million in aggregate principal amount of convertible senior notes due in 2029 (the “2029 Notes”) to Sequoia China Infrastructure Fund I, STT GDC, and an Asian sovereign wealth fund with which we have a strategic relationship. The 2029 Notes bear interest at rate of 0.25% per year, payable on each March 8 and September 8, commencing on September 8, 2022. The 2029 Notes will mature on March 8, 2029, unless earlier redeemed, repurchased or converted in accordance with their terms. The conversion price will initially be US$50 per ADS, corresponding to an initial conversion rate of 20 ADSs (or 160 Class A ordinary shares) per US$1,000 principal amount of the Notes, or approximately 12,400,000 ADSs, representing 99,200,000 Class A ordinary shares, assuming conversion of the entire US$620 million aggregate principal amount at the initial conversion rate. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date.

Loans and borrowings

As of December 31, 2020 and 2021, we had short-term borrowings of RMB1,230.8 million with weighted average interest rate of 4.67%, and RMB4,639.7 million (US$728.1 million) with weighted average interest rate of 4.91%, respectively, and long-term borrowings (including current portion) of RMB11,489.4 million with weighted average interest rate of 6.73%, and RMB19,592.9 million (US$3,074.5 million) with weighted average interest rate of 5.53%, respectively, taking into consideration of debt issuance costs relating to the facilities.

Our company, through one or more of our subsidiaries, the VIEs and their subsidiaries entered into secured and unsecured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from one to 15 years.

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

There are certain other events in the loan facility agreements the occurrence of which could obligate us to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if our borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if we fail to maintain our shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) the Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if our company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding US$4.5 million, or, in some cases, RMB50 million (US$7.8 million), when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the PBOC in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2021, our company was in compliance with all of the abovementioned covenants.

As of December 31, 2021, we had total working capital and project financing credit of RMB31,433.2 million (US$4,932.6 million) from various financial institutions, of which the unused amount was RMB7,362.7 million (US$1,155.4 million). As of December 31, 2021, we had drawn down RMB24,070.6 million (US$3,777.2 million) under these loan facilities, of which RMB4,297.4 million (US$674.4 million), net of debt issuance costs of RMB39.9 million (US$6.3 million) was recorded in short-term loans and borrowings and RMB19,592.9 million (US$3,074.5 million), net of debt issuance costs of RMB140.4 million (US$22.0 million), was recorded in long-term loans and borrowings, respectively. Drawdowns from these credit facilities are subject to the approval of the relevant lending financial institution and are subject to the terms and conditions of each loan agreement.

Below is a summary of the abovementioned secured and unsecured loans and borrowings, which are in RMB, USD and HKD denominations:

RMB Loans

	Total Facility Amount as of	Total Drawdown Amount as of
Purpose	December 31, 2021 (RMB (US$) million)	December 31, 2021(3) (RMB (US$) million)
Data Centers(1)	24,849.9 ($3,899.5)	19,528.4 ($3,064.4)
Corporate(2)	326.9 ($51.3)	246.9 ($38.8)

USD Loans

	Total Facility Amount as of	Total Drawdown Amount as of
Purpose	December 31, 2021 (US$ million)	December 31, 2021(3) (US$ million)
Data Centers(1)	185.0	87.2
Corporate(2)	600.0	500.0

HKD Loans

	Total Facility Amount as of	Drawdown Amount as of
Purpose	December 31, 2021 (HKD (US$) million)	December 31, 2021(3) (HKD (US$) million)
Data Centers(1)	1,530.7 ($196.4)	674.4 ($86.5)

(1)Refers to loans for which the use of proceeds is for development and acquisition of new data centers and related operating costs.

(2)Refer to loans for which the use of proceeds is for working capital and general corporate purposes.

(3)Drawdown amount does not deduct debt issuance costs of RMB180.3 million (US$28.3 million) in total.

The following table sets forth our short-term and long-term borrowings as of December 31, 2021:

		Payment due by period
		Less than			More than 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of RMB)
Short-term borrowings(1)	4,337,332	4,337,332	—	—	—
Long-term borrowings(1)	19,733,246	1,352,671	4,139,162	4,825,972	9,415,441
(1)	Refers to loans from financial institutions for data center project financing, working capital and general corporate purposes. Does not include interests or debt issuance costs.

C.Research and Development, Patents and Licenses, etc.

Sourcing and Development

See “Item 4. Information on the Company—B. Business Overview—Data Center Sourcing and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Technology and Intellectual Property.”

D.Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2021. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.Critical Accounting Policies and Estimates

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

Consolidation of VIEs

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. Our operations are primarily conducted through the VIEs and their subsidiaries, to comply with relevant PRC laws and regulations, which prohibit foreign investment in companies that are engaged in data center-related businesses. Individuals acting as nominee equity holders hold the legal equity interests of Management HoldCo on our behalf. The equity holders of Management HoldCo are Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, design, operation and delivery), Liang Chen (head of data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network Business). Management HoldCo holds the legal equity interests of GDS Beijing and GDS Shanghai on our behalf.

A series of contractual arrangements, including equity interest pledge agreements, shareholder voting rights proxy agreements, exclusive technology license and service agreements, intellectual property rights license agreements, exclusive call option agreements and loan agreements(collectively, referred to as “VIE Arrangements”), were entered among GDS Investment Company, GDS Beijing, GDS Shanghai and Management HoldCo, as well as among GDS Investment Company, Management HoldCo and the equity holders of Management HoldCo. Through these agreements, Management HoldCo and the equity holders of Management HoldCo have granted all their legal rights, including voting rights, dividends rights, and disposition rights, of their equity interests in Management HoldCo, GDS Beijing and GDS Shanghai to us. Accordingly, Management HoldCo and the equity holders of Management HoldCo do not have (i) rights to make decisions about the activities of Management HoldCo, GDS Beijing and GDS Shanghai or (ii) rights to receive the expected residual returns of Management HoldCo, GDS Beijing and GDS Shanghai.

Under the terms of the VIE Arrangements, we have (i) the right to receive service fees on a yearly basis at an amount equivalent to all of the net profits of Management HoldCo, GDS Beijing and GDS Shanghai under the exclusive technology license and service agreements when such services are provided; (ii) the right to receive all dividends declared by Management HoldCo, GDS Beijing and GDS Shanghai and the right to all undistributed earnings of Management HoldCo, GDS Beijing and GDS Shanghai; (iii) the right to receive the residual benefits of the Management HoldCo, GDS Beijing and GDS Shanghai through its exclusive option to acquire 100% of the equity interests in Management HoldCo, GDS Beijing and GDS Shanghai, to the extent permitted under PRC law; and (iv) the right to require the shareholders of Management HoldCo, GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai to appoint the PRC citizen (s) as designated by us to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Management HoldCo, GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Management HoldCo, GDS Beijing and GDS Shanghai, and appointing directors and executive officers.

In accordance with ASC 810, we have a controlling financial interest in Management HoldCo, GDS Beijing and GDS Shanghai because we have (i) the power to direct activities of Management HoldCo, GDS Beijing and GDS Shanghai that most significantly impact their economic performance; and (ii) the right to receive expected residual return of Management HoldCo, GDS Beijing and GDS Shanghai that could potentially be significant to Management HoldCo, GDS Beijing and GDS Shanghai.

The significant judgments used and assumptions made in our determination that we are the primary beneficiary of Management HoldCo, GDS Beijing and GDS Shanghai were the terms of the VIE Arrangements and our financial support to Management HoldCo, GDS Beijing and GDS Shanghai. Accordingly, we have included the financial statements of Management HoldCo, GDS Beijing and GDS Shanghai in our consolidated financial statements.

Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, the consolidated VIEs and their shareholders is valid, legally binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control our VIEs may preclude us from consolidating these companies in the future.

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

Contracts with customers for colocation services and managed services include (i) those provide for variable considerations that are primarily based on the usage of such services, and revenues on such contracts are recognized based on the agreed usage-based fees as the actual services are rendered throughout the contract term; and (ii) those provide for a fixed consideration over the contract service period, and revenues on such contracts are recognized on a straight-line basis over the term of the contract.

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

Our colocation service and managed service contracts with customers contain both lease and non-lease components. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. We elected to apply the practical expedient on the contracts that meet the conditions. In addition, we have performed a qualitative analysis to determine that the non-lease component is the predominant component of our revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the conditions required to adopt the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2019, 2020 and 2021. We have elected to apply the practical expedient on a prospective basis.

Revenue recognized for colocation or managed hosting and cloud services delivered prior to billing is recorded within accounts receivable. We generally bill the customer on a monthly or quarterly basis in arrears.

Cash received in advance from customers prior to the delivery of the colocation or managed hosting and cloud services is recorded as deferred revenue.

The sale of IT equipment is recognized when the customer obtains control of the equipment, which is typically when delivery has occurred, the customer accepts the equipment and we have no performance obligation after the delivery.

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

Sales of IT equipment is generally recognized on a gross basis as we are primarily responsible for fulfilling the contract, assume inventory risk and have discretion in establishing the price when selling to the customer.

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

Leases

We are lessee in a number of non-cancellable operating leases and finance leases, primarily for data centers, lands, offices and other equipment. We adopted ASC 842, Leases, on January 1, 2019, using a modified retrospective method.

We determine if an arrangement is or contains a lease at its inception.

We recognize lease liabilities and right-of-use ("ROU") assets at lease commencement date. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and are subsequently measured at amortized cost using the effective-interest method. Since most of our leases do not provide an implicit rate, we use our own incremental borrowing rate in determining the present value of unpaid lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that we would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The judgments used in the valuation of incremental borrowing rate of the leases are inherently subjective. Different assumptions or estimates could result in different accounting treatment for a lease.

Business Combinations and Goodwill

We account for our business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations.

The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in macroeconomic conditions, the industry and market considerations, cost factors, overall financial performance, other relevant entity-specific events, and events affecting a reporting unit and share price.. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit.

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

We conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, we considered the impact of abovementioned events or circumstances. Our market capitalization quoted on Nasdaq significantly outsized the carrying amount (net assets) of our company as of December 31, 2020 and 2021. Therefore, no impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

Impairment of Long-Lived Assets

Long-lived assets (primary including property and equipment, operating lease right-of-use assets and prepaid land use rights) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For purposes of impairment testing of long-lived assets, we have concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there were circumstances that require a long-lived asset or asset group for certain data centers be tested for possible impairment, we compared undiscounted cash flows generated by that asset or asset group to its carrying amount. The assumptions and estimates of undiscounted and discounted future cash flows require significant judgment and are inherently uncertain. No impairment losses were recorded for long-lived assets for the years ended December 31, 2019, 2020 and 2021.

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

Restricted shares to directors, officers and employees

In August 2019, August 2020 and August 2021, we granted 14,314,160, 11,520,312 and 11,929,608 non-vested restricted shares, respectively, to employees, officers and directors. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as a compensation expense using the graded-vesting method. The value of restricted shares subject to performance conditions attached is recognized as a compensation expense using the graded-vesting method only when achievement of the performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

A summary of the restricted share activity is as follows:

Number of
Shares
Unvested at January 1, 2019	29,510,504
Granted	14,551,472
Vested	(9,122,432)
Forfeited	(1,582,248)
Unvested at December 31, 2019	33,357,296
Granted	11,710,848
Vested	(12,684,640)
Forfeited	(1,364,736)
Unvested at December 31, 2020	31,018,768
Granted	12,107,888
Vested	(12,632,104)
Forfeited	(1,563,832)
Unvested at December 31, 2021	28,930,720

We recognized restricted share related share-based compensation expenses of RMB189.4 million, RMB333.7 million and RMB391.3 million (US$61.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, total unrecognized compensation expense relating to the unvested shares was RMB422.4 million (US$66.3 million). The expense is expected to be recognized over a weighted average period of 1.53 years using the graded-vesting attribution method. We did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2019, 2020 and 2021.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	August 2019		August 2020		August 2021
Risk-free rate of return	1.67% ~ 1.88%		0.14% ~ 0.19%		0.07% ~ 0.33%
Volatility	63.22%		59.23%		49.271% - 50.295%
Expected dividend yield	—		—		—
Share price at grant date	US$5.02375		US$10.1475		US$7.45
	(RMB34.6)		(RMB70.5)		(RMB48.2)
Expected term	1~3	years	1~3	years	1~3	years
(1)	Volatility

Expected volatility is assumed based on our historical volatility in the period equal to the expected term of each grant.

(2)	Risk-free interest rate

Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(3)	Dividend yield

We estimated the dividend yield based on our expected dividend policy over the expected terms of the restricted shares.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The evaluation is based on our estimates of the future taxable income. The future taxable income incorporates our best estimate of utilization rates of relevant data centers based on historical actual utilization rates and our business plans for those data centers which are approved by the board of directors. Such key assumptions are sensitive to variation, such that minor changes could have an impact on the evaluation of the realizability of the deferred tax assets. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

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

If we were to be non-resident for PRC tax purposes, dividends paid to us from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The Enterprise Income Tax Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. We have not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2020 and 2021, as we plan to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China— Dividends payable to our foreign investors and gains on the sale of our ADSs and/or ordinary shares by our foreign investors may become subject to PRC tax” and “—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), which reduces the number of accounting models for convertible debt instruments and convertible preferred stock and clarifies the scope and certain requirements under Subtopic 815-40. The ASU also improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity’s own equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. We adopted this standard in the first quarter of 2022, and the adoption of this standard did not have a significant impact on our consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force), which provides certain guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of other Topic. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted, and should be adopted prospectively to modifications or exchanges occurring on or after the effective date. We adopted this standard in the first quarter of 2022, and the adoption of this standard did not have a significant impact on our consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease. It requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. We adopted this standard in the first quarter of 2022, and the adoption of this standard did not have a significant impact on our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted, and should be adopted prospectively to business combinations occurring on or after the effective date of the amendments. We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model. The ASU is effective for fiscal years beginning after December 15, 2021, with early adoption permitted, and should be adopted either (1) prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. We adopted this standard in the first quarter of 2022, and the adoption of this standard did not have a significant impact on our consolidated financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information relating to our directors, executive officers and senior management.

Name	Age	Position/Title
William Wei Huang‡	54	Chairman and chief executive officer
Daniel Newman	61	Chief financial officer
Jamie Gee Choo Khoo	57	Chief operating officer
Sio Tat Hiang†	74	Vice-chairman
Satoshi Okada‡	63	Director
Bruno Lopez†	57	Director
Lee Choong Kwong†	65	Director
Lim Ah Doo‡	72	Independent director
Bin Yu°°	52	Independent director
Zulkifli Baharudin	62	Independent director
Chang Sun‡	65	Independent director
Gary J. Wojtaszek‡	56	Director
Judy Qing Ye	51	Independent director
Jonathan King	45	Member of the executive committee
Yilin Chen	51	Senior vice president, product and service
Yan Liang	46	Senior vice president, design, operation and delivery
Kejing Zhang	39	Senior vice president, sales

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

Mr. Satoshi Okada has been a director of our company since June 2014. From 2000 to 2005, Mr. Okada had held various management positions within the Softbank Corp. group. Since 2008, he also serves as a director of Alibaba.com Japan, which is engaged in the Alibaba related business. Mr. Okada also serves as a director on the board of Baozun Inc., a Nasdaq-listed company since 2014 and Alibaba.com while it was a public company in Hong Kong from 2007 to 2012.

Mr. Bruno Lopez has been a director of our company since August 2014. Mr. Lopez is President and Group Chief Executive Officer of STT GDC—the data center business of Singapore Technologies Telemedia Pte Ltd, or ST Telemedia. He is responsible for the overall leadership, direction, growth and development of the STT GDC group. He is also concurrently Deputy Chief Executive Officer at ST Telemedia. Since joining ST Telemedia in 2014, Mr. Lopez has led STT GDC in its strategy to build a large portfolio of integrated data centers across a global platform in Singapore, UK, Thailand, India, Indonesia, South Korea, Japan and in China through GDS. He is a board member and the chairman of the executive committee in GDS as well as in all these other operational platforms owned by STT GDC. An industry veteran in the telecommunications and data center sectors with more than 25 years of experience, Mr. Lopez was the chief executive officer and executive director of Keppel Data Centres where he was instrumental in leading the company’s growth and business expansion in Asia and Europe. From 2009 to 2014, he was also responsible for setting up Securus Data Property Fund, an investment fund focused on developing data center assets in the Asia-Pacific region, Europe and the Middle East, which was eventually merged with Keppel Data Centres’ assets as part of the company’s SGX listing. He received a bachelor’s degree with honors from the National University of Singapore and a master’s degree in human resource management from Rutgers University.

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

Mr. Lim Ah Doo has served as our director since August 2014. Mr. Lim is currently the chairman and independent non-executive director of Olam Group Limited, formerly known as Olam International Limited, as well as an independent non-executive director of GP Industries Limited, Singapore Technologies Engineering Ltd (STE), STT Global Data Centres India Private Limited, or GDC India, Virtus Holdco Ltd (VHL) and U Mobile Sdn Bhd. He also chairs the audit committees of GP Industries, GDC India, VHL and U Mobile, and is also a member of the audit committee of STE. Mr. Lim currently serves as a non-executive director of ST Telemedia and STTC and also chairs the audit committees of ST Telemedia and STTC. From 2016 to 2020, Mr. Lim served as an independent non-executive director of STT GDC and also chaired the audit committee of STT GDC. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). From 2003 to 2007, he was president and then vice chairman of the RGM group, a leading global resource-based group and in 2008, he served as a deputy chairman of a member of RGM Group. Mr. Lim obtained a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and an MBA from the Cranfield School of Management.

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

Mr. Chang Sun has served as our independent director since April 2017. Since 2017, Mr. Sun has been the managing partner/Chairman for China at TPG, a global alternative investment firm. Prior to joining TPG, he founded and was the chairman of Black Soil Group Ltd., an agriculture impact investing company. Prior to founding Black Soil in 2015, Mr. Sun was the chairman of Asia Pacific at Warburg Pincus, a global private equity firm, where he had served for 20 years. Mr. Sun also was the founder and current honorary chairman of the China Venture Capital and Private Equity Association and the founder and current executive vice chairman of the China Real Estate Developers and Investor’s Association. He is also a board member of the Lauder Institute of the Wharton School and a board member of The China Entrepreneur Club. Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Mr. Gary J. Wojtaszek has served as our director since June 2018, and had been an observer of our board of directors since October 2017. Mr. Wojtaszek has extensive experience founding, growing, leading, and monetizing private and public companies of scale. He is the founder and CEO of Recreational Realty, which designs, builds, and operates premium class facilities geared towards the needs of the recreational vehicle enthusiast. From August 2011 to February 2020, he served as President and Chief Executive Officer of CyrusOne, Inc., a real estate investment trust that builds and manages carrier-neutral hyperscale data centers globally. Prior to CONE, Mr. Wojtaszek served as chief financial officer and board member of Cincinnati Bell Inc., where he had responsibility for the data center business and oversaw CyrusOne’s successful creation, spin-off, and IPO. Before joining Cincinnati Bell in July 2008, he was senior vice president, treasurer, and chief accounting officer for the Laureate Education Corporation from 2006 to 2008 helping with the leveraged buyout of the company to KKR. He worked at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, from 2001 to 2008, which was subsequently spun off through an IPO. While at Agere Systems, Mr. Wojtaszek worked in a number of senior finance positions, helping with the restructuring and repositioning of the company following the 2001 financial crisis. Mr. Wojtaszek started his career in the General Motors New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek currently serves on the Board of Talen Energy which is one of the largest power generation providers in the United States. He also is a board member of Quantum Loophole, developer of master planned data center communities in the U.S, Poema Global and Infra Tech Partners. Mr. Wojtaszek serves as an industry advisor to global investment firm, The Carlyle Group, Inc. and Actis, a leading global investor in sustainable infrastructure as well as Southern Methodist University. He has a BA from Rutgers University and a MBA from Columbia University.

Ms. Judy Qing Ye has served as our independent director since October 2018. Ms. Judy Qing Ye is the founding partner for Yimei Capital, a global alternative investment firm and has over 20 years of experience in investment. Prior to founding Yimei Capital in 2011, Ms. Ye was the Asia Head of EM Alternatives (“EMA”), a global private equity firm from 2008 to 2010. Prior to EMA, Ms. Ye served as director of strategic investments at Hewlett-Packard Company from 2001 to 2008. In her earlier career, Ms. Ye worked as M&A project manager at PepsiCo, New York from 1997 to 1999. Ms. Ye is also the co-founder and managing partner of NE Social Impact Fund (NESIF), a dedicated social impact investing fund in China. Ms. Ye is also the council member of United Way Shanghai, a global non-profit charitable organization. She is also the President of the Wharton Club of Shanghai and the Director of the Union of Finance Alumni of Peking University (UFAPKU). Ms. Ye received her bachelor of economics degree from Peking University and earned her MA from Tufts University, MBA from the Wharton School at University of Pennsylvania.

Mr. Jonathan King has been a member of our executive committee since October 2016 and has been involved with our company since 2014, in his role as chief operating officer and head of investments of ST Telemedia’s data center business—STT GDC. In this role he is responsible for the performance of STT GDC’s existing platforms as well as leading its investment activities into new markets. From 2009 to 2014, Mr. King was the co-fund manager of Securus Data Property Fund, an investment fund focused on the acquisition and management of high-quality data center assets in Asia-Pacific region and Europe. During that time, Mr. King played a key role in developing the portfolio of data centers that was eventually listed as Keppel DC REIT on the Singapore Exchange. Mr. King was an associate director with Macquarie Bank’s real estate group. He obtained a bachelor’s degree in engineering from the University of Sydney and a graduate diploma in finance and investment from the Financial Services Institute of Australasia.

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

Ms. Yan Liang joined our company in 2010 and has served as our senior vice president of operation and delivery since March 2014 with responsibility for establishing the operation governance system and management platform for data centers. Ms. Liang is currently also responsible for data center design and leads our company’s design team. Ms. Liang serves on the China Data Center Committee as vice chairman with responsibility for contributing to white papers for the operation and maintenance management technology of data centers and promoting maintenance and operation in data center industry. Prior to joining us in 2010, Ms. Liang served as a director of operations and business development with COSCO’s global data center business where she had responsibility for information system centralization, construction of large data centers, establishment and promotion of ITIL operation management systems and global disaster recovery from 1997 to 2010. Ms. Liang received a bachelor’s degree from Shanghai Tie Dao University and an MBA from Fudan University.

Mr. Kejing Zhang joined our company in 2015 as our senior vice president of sales, and is responsible for sales operations and management. Prior to joining us, Mr. Zhang was a director of wholesale business of China Unicom (Europe) Operations Limited from 2010 to 2014, with responsibility for sales and business development with telco carries in European and African regions. Mr. Zhang was majored in electronic engineering and received a Ph.D. from Queen Mary and Westfield College to the University of London.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country (i.e. People’s Republic of China) Law	No
Total Number of Directors	11
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	9	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country (i.e. People’s Republic of China) Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

As of March 31, 2022, the beneficiary of the WVR structure was Mr. Huang, the beneficial owner of the 67,590,336 Class B ordinary shares then issued and outstanding.

Subject to the provisions of our Articles of Association, our Class B ordinary shares may be converted into Class A ordinary shares at the option of the holder or automatically at the occurrence of an automatic conversion event. Such automatic conversion event refers to the first occurrence of (i) Mr. Huang having beneficial ownership in less than 5% of our issued share capital on an as converted basis; (ii) the consultation draft Foreign Investment Law of the People’s Republic of China published by the MOFCOM on January 19, 2015, or the FIL, in the form implemented not requiring VIE entities operating the PRC business to be owned or controlled (as defined in the FIL as officially promulgated by the PRC legislator) by PRC nationals or entities (including without limitation the FIL as officially promulgated by the PRC legislator grandfathering then-existing VIE Entities in the PRC); (iii) PRC law no longer requiring the conduct of the PRC business to be owned or controlled by PRC nationals or entities; (iv) the promulgation of the FIL as it relates to VIE entities is abandoned by the PRC legislator; or (v) the relevant authorities in the PRC having approved the VIE structure without the need for the VIE entities to be owned or controlled by PRC nationals or entities. Subject to the provisions of our Articles of Association, if the Class B ordinary shares are automatically converted into Class A ordinary shares, the WVR structure will thereby be terminated.

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

Upon either (i) the automatic conversion of the Class B ordinary share, or (ii) the conversion of such of the Class B ordinary shares that results in Mr. Huang ceasing to have beneficial ownership in not less than five per cent. (5%) but continuing to have beneficial ownership in not less than two per cent. (2%) of the then issued share capital of our company on an as converted basis, (a) the nomination and appointment rights under the above provisions shall cease and terminate; (b) any directors (other than William Wei Huang) appointed pursuant to the above provisions shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions); and (d) Mr. Huang shall continue to have the right to appoint and remove one (1) director (which is intended to be Mr. Huang).

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

In addition, a quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or by duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in our company, save that for any general meeting requisitioned by one or more shareholders holding at the date of deposit of the requisition not less than 10% of the voting rights in our company, two shareholders entitled to vote and present in person or by proxy or by duly authorized representative, representing not less than 10% of the aggregate voting power in our company throughout the meeting shall form a quorum.

B.           Compensation

For the year ended December 31, 2021, we and our subsidiaries paid aggregate compensation of approximately US$8.0 million to our directors and executive officers as a group, of which, US$6.3 million was settled in cash and US$1.7 million was settled in restricted shares issued under our 2016 share incentive plan. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We set aside an aggregate of US$0.1 million for pensions, retirement or other benefits for our directors and executive officers in 2021.

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

Granted Options

The total number of shares that may be issued under the 2014 share incentive plan is 29,240,000. As of April 15, 2022, there was no option outstanding the 2014 share incentive plan.

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

The maximum aggregate number of shares which may be subject to equity awards under the 2016 share incentive plan is 56,707,560 shares, provided, however, that the maximum number of unallocated ordinary shares which may be issuable pursuant to awards under the 2016 share incentive plan shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the 2016 share incentive plan remains in effect to three percent (3%) of our then total issued and outstanding ordinary shares, if and whenever the unallocated ordinary shares which may be subject to equity awards under the 2016 share incentive plan accounts for less than one and half percent (1.5%) of our then total issued and outstanding ordinary shares, provided further that solely for the fiscal year 2020, the increase of the unallocated ordinary shares which may be issuable pursuant to awards under the plan was given effect as of the date of the approval by the shareholders at the annual general meeting on August 6, 2020 (but calculated based on the total issued and outstanding ordinary shares of the Company as of January 1, 2020). In August 2020, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 32,592,288 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,216,432,715. In January 2022, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 29,252,600 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,495,180,395.

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

Granted Restricted Shares

In August 2019, August 2020 and August 2021, we granted 14,314,160, 11,520,312 and 11,929,608 non-vested restricted shares to employees, officers and directors, respectively. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

In March, May, August and November 2019, we issued a total of 237,312 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In March, June, July and October 2020 we issued a total of 190,536 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In January, June, July and October 2021, we issued a total of 178,280 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

The table below summarizes, as of April 15, 2022, the restricted shares we have granted to our directors and executive officers:

Name	Position	Numbers of Restricted Shares	Grant Date
William Wei Huang	Chairman and chief executive officer	*	August 1, 2019, August 13, 2020 and August 2, 2021.
Daniel Newman	Chief financial officer	*	August 1, 2019, August 13, 2020 and August 2, 2021.
Jamie Gee Choo Khoo	Chief operating officer	*	August 1, 2019, August 13, 2020 and August 2, 2021.
Sio Tat Hiang	Vice-chairman	*

March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.

Satoshi Okada	Director	*

March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.

Bruno Lopez	Director	*

March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.

Name	Position	Numbers of Restricted Shares	Grant Date
Lee Choong Kwong	Director	*

March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.

Lim Ah Doo	Independent Director	*

March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.

Bin Yu	Independent Director	*

March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.

Zulkifli Baharudin	Independent Director	*

March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.

Chang Sun	Independent Director	*

March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.

Judy Qing Ye	Independent Director	*

March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019 March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.

Gary J. Wojtaszek	Director	*	June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.
Jonathan King	Member of the executive committee	*

March 13, 2019, May 14, 2019, August 13, 2019, November 14, 2019, March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021 and January 1, 2022.

Yilin Chen	Senior vice president, product and service	*	August 1, 2019, August 13, 2020 and August 2, 2021.
Yan Liang	Senior vice president, design, operation and delivery	*	August 1, 2019, August 13, 2020 and August 2, 2021.
Kejing Zhang	Senior vice president, sales	*	August 1, 2019, August 13, 2020 and August 2, 2021.
*	Less than 1% of our outstanding ordinary shares assuming conversion of all restricted shares into ordinary shares.

As of April 15, 2022, individuals other than our directors and executive officers as a group held a total of 16,585,560 restricted shares of our company, subject to various vesting schedules and conditions.

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

Appointment, Nomination and Terms of Directors

Pursuant to our Articles of Association, our board of directors are classified into three classes of directors designated as Class I, Class II and Class III, each generally serving a three-year term unless earlier removed and except as described below. The Class I directors consist of Gary J. Wojtaszek, Satoshi Okada and Bruno Lopez; the Class II directors consist of Lee Chong Kwong, Lim Ah Doo, Chang Sun, and Judy Qing Ye; and the Class III directors consist of William Wei Huang, Sio Tat Hiang, Bin Yu and Zulkifli Baharudin.

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

Our Articles of Association provide that for so long as STT GDC beneficially owns: not less than 25% of our issued and outstanding share capital, they may appoint three directors to our board of directors, including our vice-chairman; less than 25%, but not less than 15%, of our issued and outstanding share capital, they may appoint two directors to our board of directors, including our vice-chairman; and less than 15%, but not less than 8%, of our issued and outstanding share capital, they may appoint one director to our board of directors, including our vice-chairman, none of which appointments will be subject to a vote by our shareholders. In addition, the above rights of STT GDC may not be amended without the approval of STT GDC. Where STT GDC beneficially owns: less than 25%, but 15% or more, of our issued and outstanding share capital, then of the directors appointed by STT GDC, only two may remain in office, and the other director, who shall be determined by STT GDC, or failing which shall be the director whose term is due to expire soonest, shall retire at the expiry of his/her term; less than 15%, but 8% or more, of our issued and outstanding share capital, then of the directors appointed by STT GDC, only one may remain in office, and the other directors, who shall be determined by STT GDC, or failing which shall be the directors whose terms are due to expire soonest, shall retire at the expiry of their respective terms; less than 8% of our issued and outstanding share capital, then the directors appointed by STT GDC may not remain in office and all shall retire at the expiry of their respective terms. Any director appointed by STT GDC who retires pursuant to the foregoing sentence may, in the sole discretion of our nominating and corporate governance committee, be re-nominated and subject to re-election at the next general meeting of our shareholders.

Our Articles of Association further provide that for so long as there are Class B ordinary shares outstanding: (i) the Class B shareholders shall be entitled to nominate five of our directors (and such Class B shareholders shall have 20 votes per shares with respect to the resolutions approving the appointment or removal of such directors); and (ii) the nominating and corporate governance committee shall nominate one director, which shall satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules including the requirements for audit committee independence. As of and after such time as there ceases to be any Class B ordinary shares outstanding, all of the directors nominated by Class B shareholders shall retire from office at the expiry of their respective terms, and, if re-nominated, be subject to re-election at a subsequent general meeting of shareholders. Prior to such time, if any of the directors nominated by or subject to election by Class B shareholders at 20 votes per share (i) is not elected or (ii) ceases to be a director, then the Class B shareholders may appoint an interim replacement for each such director. Any person so appointed shall hold office until the next general meeting of our shareholders and be subject to re-nomination and re-election at such meeting.

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

The nominating and corporate governance committee is generally responsible for reviewing, evaluating and, if necessary, revising our corporate governance guidelines, reviewing and evaluating any instance of deviation from our corporate governance guidelines, as well as issuing and reviewing nominations of persons to be appointed as certain of our directors as described herein and of our officers. The nominating and corporate governance committee shall have the right to nominate three directors, all of whom shall satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules including the requirements for audit committee independence. If any of the directors nominated by the nominating and corporate governance committee (i) is not elected or (ii) ceases to be a director, then nominating and corporate governance committee or the Class B ordinary shareholders, as applicable, may appoint an interim replacement for such director. Any person so appointed shall hold office until the next general meeting of our shareholders. These three directors shall be subject to election at general meetings of shareholders as described under ”—Appointment, Nomination and Terms of Directors.”

In November 2019, the nominating and corporate governance committee approved the establishment of the long-term succession planning review committee as its subcommittee, initially consisting of Zulkifli Baharudin, Judy Qing Ye, Bruno Lopez and Sio Tat Hiang. The authority and responsibility of the long-term succession planning review committee are to conduct a periodic review and assessment of succession policies for the CEO and other senior management members of our company and to make related recommendations to the nominating and corporate governance committee and the board of directors.

In November 2021, the nominating and corporate governance committee approved the establishment of the sustainability committee as its subcommittee, initially consisting of the Company’s Chief Financial Officer, Chief Operating Officer, General Counsel, Head of Resources and Energy and Head of Human Resources. The authority and responsibility of the sustainability committee are to develop ESG strategies, monitor the implementation of ESG strategies and conduct quarterly and annual ESG performance monitoring.

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

Corporate Governance

Our board of directors has adopted a code of business conduct, which is applicable to all of our directors, officers and employees. We have made our code of business conduct publicly available on our website.

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

D.          Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.           Share Ownership

The following table sets forth information as of April 15, 2022 with respect to the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The percentages are calculated excluding the 63,514,816 Class A ordinary shares that are issued and held by JPMorgan Chase Bank, N.A., as depositary, and reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans.

The total number of ordinary shares outstanding as of April 15, 2022 is 1,524,432,995, comprising 1,456,842,659 Class A ordinary shares (including 63,514,816 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 67,590,336 Class B ordinary shares, but excludes ordinary shares issuable (i) under our share incentive plans that have not yet been issued, (ii) upon conversion of our convertible senior notes, and (iii) upon conversion of our convertible preferred shares.

Percentage of aggregate voting
power with Class A
and Class B ordinary
	Class A ordinary shares		Class B ordinary shares		shares voting on a
	Number	Percent	Number	Percent	1:20 Basis***	1:1 Basis
Directors and Executive Officers**:
William Wei Huang(1)	19,148,704	1.4%	86,739,040	100.0%	49.2%	5.6%
Daniel Newman	*	*	—	—	*	*
Jamie Gee Choo Khoo	*	*	—	—	*	*
Sio Tat Hiang	*	*	—	—	*	*
Satoshi Okada	*	*	—	—	*	*
Bruno Lopez	*	*	—	—	*	*
Lee Choong Kwong	*	*	—	—	*	*
Lim Ah Doo	*	*	—	—	*	*
Bin Yu	*	*	—	—	*	*
Zulkifli Baharudin	*	*	—	—	*	*
Chang Sun	*	*	—	—	*	*
Gary J. Wojtaszek	*	*	—	—	*	*
Judy Qing Ye	*	*	—	—	*	*
Jonathan King	*	*	—	—	*	*
Yilin Chen	*	*	—	—	*	*
Yan Liang	*	*	—	—	*	*
Kejing Zhang	*	*	—	—	*	*
Directors and Executive Officers as a Group(2)	35,100,903	2.5%	86,739,040	100.0%	49.5%	6.1%

Principal Shareholders:
STT GDC(3)	493,288,484	35.0%	—	—	17.2%	31.9%

*        Beneficially owns less than 1% of our outstanding shares.

**     The business address for our directors and executive officers is at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

***   For each person or group included in this column, the percentage of total voting power represents voting power based on all ordinary shares beneficially owned by such person or group. With respect to (i) the election or removal of a simple majority of our directors and (ii) any change to our Articles of Association that would adversely affect the rights of the holders of Class B ordinary shares, at general meetings of our shareholders, each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to 20 votes per share. With respect to any other matters at general meetings of our shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to one vote, voting together as a combined class. Class B ordinary shares are convertible into Class A ordinary shares. The voting power percentages are calculated including the 33,707,864 votes to which the holders of the 150,000 Series A convertible preferred shares are entitled, but excluding ordinary shares issuable upon (x) conversion of our convertible senior notes, (y) the exercise or vesting of share awards granted under our Share Incentive Plans, and the 63,514,816 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon the exercise or vesting of share awards granted under our share incentive plans. The holders of the Series A convertible preferred shares are entitled to a number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is then convertible. Since the 150,000 Series A convertible preferred shares are convertible into 33,707,864 Class A ordinary shares, the affiliates of Ping An Overseas are entitled to 33,707,864 votes on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class.

(1)	The number of ordinary shares beneficially owned is as of April 15, 2022, and consists of 19,148,704 Class A ordinary shares and 67,590,336 Class B ordinary shares, including: (i) 3,286,144 Class B ordinary shares held by Solution Leisure Investment Limited, (ii) 42,975,884 Class B ordinary shares held by EDC Group Limited, (iii) 21,328,308 Class B ordinary shares held by GDS Enterprises Limited, (iv) 2,033,588 ADSs representing 16,268,704 Class A ordinary shares beneficially owned by Mr. Huang, and (v) 2,880,000 Class A ordinary shares in the form of 360,000 ADSs underlying restricted share units that will vest within 60 days after April 15, 2022 held by Mr. Huang. Such Class A ordinary shares will convert into 19,148,704 Class B ordinary shares if directly held by Mr. Huang or an entity established or controlled by him. These 19,148,704 Class A ordinary shares are also reflected in Mr. Huang’s beneficial ownership in the adjacent columns under “Class A ordinary shares.” Solution Leisure Investment Limited is a limited liability company established in the British Virgin Islands which is indirectly wholly owned by a trust of which Mr. Huang’s family is the beneficiary. EDC Group Limited is a limited liability company established in the British Virgin Islands wholly owned by Solution Leisure Investment Limited. GDS Enterprises Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is a beneficiary. The registered address of Solution Leisure Investment Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. The registered address of EDC Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2)	Represents ordinary shares beneficially held by all of our directors and executive officers as a group and ordinary shares (in the form of ADS) underlying restricted share units that will vest within 60 days after April 15, 2022 held by all of our directors and executive officers as a group.
(3)	The number of ordinary shares beneficially owned is as of February 20, 2022, as reported in Amendment No. 12 to Schedule 13D filed by ST Telemedia on February 22, 2022, after giving effect to the February 2022 Convertible Notes Offering as defined therein, and represents 477,288,484 Class A ordinary shares (directly or in the form of ADSs) owned by STT GDC. STT GDC is wholly-owned by STTC. STTC is wholly-owned by ST Telemedia. Each of STT GDC, STTC and ST Telemedia is a company organized under the laws of the Republic of Singapore. The address of the principal business office of STT GDC is 3 Temasek Avenue, #28-01, Centennial Tower, Singapore 039190. The address of the principal business office of each of ST Telemedia and STTC is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. On November 14, 2017, STT GDC exercised its option to convert, and converted, the convertible bonds in a principal amount of US$50.0 million due December 30, 2019 (the “Convertible Bonds”) then held by it, together with interest accrued thereon of US$4,513,889.00, into 32,540,515 Class A ordinary shares, at a conversion price of US$1.675262 per Class A ordinary share pursuant to and in accordance with the terms and conditions of the Convertible Bonds. On January 30, 2018, we completed our public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by us and 4,425,000 ADSs offered by certain selling shareholders, at a public offering price of US$26.00 per ADS (the “January 2018 Offering”). STT GDC purchased an aggregate of 3,009,857 ADSs in the January 2018 Offering at the public offering price. On March 19, 2019, we completed our public offering of 13,731,343 ADSs at a public offering price of US$33.50 per ADS (the “March 2019 Offering”). STT GDC purchased an aggregate of 6,373,134 ADSs in the March 2019 Offering at the public offering price. On December 10, 2019, we completed our public offering of 6,318,680 ADSs at a public offering price of US$45.50 per ADS (the “December 2019 Offering”). STT GDC purchased an aggregate of 2,274,725 ADSs in the December 2019 Offering at the public offering price. On June 26, 2020, we completed our private placement of 62,153,848 Class A ordinary shares, equivalent to approximately 7.8 million ADSs, to affiliates of Hillhouse Capital and STT GDC at a purchase price of US$8.125 per share, equivalent to US$65 per ADS (the “June 2020 Private Placement”). STT GDC purchased an aggregate of 12,923,080 Class A ordinary shares in the June 2020 Private Placement at the purchase price of $8.125 per share. On November 2, 2020, we completed our Hong Kong public offering, which forms part of the global offering of 160,000,000 Class A ordinary shares at a public offering price of HK$80.88 per Class A ordinary share (the “November 2020 Global Offering”). STT GDC purchased an aggregate of 40,244,800 Class A ordinary shares in the November 2020 Global Offering at the public offering price. On March 8, 2022, we completed our offering of unsecured 0.25% convertible senior notes due 2029 (the “February 2022 Convertible Notes Offering”). STT GDC subscribed for and purchased US$100 million principal amount of the unsecured 0.25% convertible senior notes due 2029. The 493,288,484 Class A ordinary shares (directly or in the form of ADSs) owned by STT GDC include 16,000,000 Class A ordinary shares which STT GDC beneficially owns by virtue of holding US$100 million principal amount of the unsecured 0.25% convertible senior notes due 2029.

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into our Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold.

On March 8, 2022, we completed a private placement of US$620 million in aggregate principal amount of 0.25% convertible senior notes due 2029 to Sequoia China Infrastructure Fund I, STT GDC, and an Asian sovereign wealth fund with which we have a strategic relationship. The notes will mature on March 8, 2029. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$1,000 principal amount of converted notes, a number of ADSs or Class A ordinary shares calculated pursuant to the then effective conversion rate. The notes may be converted at an initial conversion rate of 20 ADSs (or 160 Class A ordinary shares) per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$50 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

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

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Transactions with Our Shareholders

One of our subsidiaries, GDS IDC Services Pte. Ltd., or GDS Singapore, entered into a master service agreement with STT Singapore DC Pte. Ltd., STT DEFU 2 Pte. Ltd. and cloud service providers, pursuant to which GDS Singapore will provide billing and payment collection services as well as other coordination and administration services. During the year ended December 31, 2019, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million and RMB0.3 million, respectively. During the year ended December 31, 2020, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million and RMB0.5 million, respectively. During the year ended December 31, 2021, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.5 million (US$0.1 million) and RMB0.5 million (US$0.1 million), respectively.

Contractual Arrangements with Affiliated Consolidated Entities and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.”

Securities Issuances

The following is a summary of our securities issuances since January 1, 2019.

Ordinary Shares

On March 19, 2019, we completed our follow-on public offering of 13,731,343 ADSs, including full exercise of the underwriters’ option to purchase additional ADSs, representing 109,850,744 Class A ordinary shares, raising US$445.0 million in proceeds to us before expenses but after underwriting discounts and commissions.

On December 10, 2019, we completed our follow-on public offering of 6,318,680 ADSs, including full exercise of the underwriters’ option to purchase additional ADSs, representing 50,549,440 Class A ordinary shares, raising US$278.2 million in proceeds to us before expenses but after underwriting discounts and commissions. In December 2019, we also entered into an amendment of our investment rights agreement with STT GDC, or Amendment No. 2, to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the follow-on public offering, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings.

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

Convertible Preferred Shares

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into our Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold. In March 2019, we also entered into an amendment of our investment rights agreement with STT GDC to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the investment by Ping An Overseas Holdings, whereby STT GDC has the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement.

Convertible Senior Notes

On March 8, 2022, we completed a private placement of US$620 million in aggregate principal amount of 0.25% convertible senior notes due 2029 to Sequoia China Infrastructure Fund I, STT GDC, and an Asian sovereign wealth fund with which we have a strategic relationship. The notes will mature on March 8, 2029. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$1,000 principal amount of converted notes, a number of ADSs or Class A ordinary shares calculated pursuant to the then effective conversion rate. The notes may be converted at an initial conversion rate of 20 ADSs (or 160 Class A ordinary shares) per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$50 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

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

The drag-along rights terminated effective upon the closing of our initial public offering. The pre-emptive rights terminated immediately prior to the closing of our initial public offering. All registration rights terminated on the fifth anniversary of the consummation of our initial public offering.

On November 7, 2016, we entered into an information rights agreement with STT GDC, pursuant to which we granted certain information rights to STT GDC for so long as it has the right to appoint directors under our Articles of Association. A copy of the information rights agreement has been filed with this annual report.

Investor Rights Agreements

In March 2019, in connection with an investment from Ping An Overseas Holdings of US$150 million, we entered into an investment rights agreement with Ping An Overseas Holdings in which we agreed to grant to Ping An Overseas Holdings (i) preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following Ping An Overseas Holdings’ investment, whereby Ping An Overseas Holdings had the right to subscribe for pro rata portions of any such future offerings based on its shareholding at the time of the agreement, and (ii) registration rights substantially similar to the registration rights formerly enjoyed by holders of our registrable securities pursuant to our amended members agreement described above. In March 2019, we also entered into an amendment of our investment rights agreement with STT GDC to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the investment by Ping An Overseas Holdings, whereby STT GDC had the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement. Copies of this rights agreement and the form of amendment have been filed with this annual report.

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

In August 2020, we entered into an amendment of our June 2020 investment rights agreement with STT GDC, or Amendment No. 1, to expand the scope of their preemptive rights, to the extent permissible by applicable law, to cover any future issuances of equity or equity-linked securities we conduct anytime in the eighteen months following June 26, 2020, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings. A copy of this Amendment No. 1 has been filed with this annual report.

In February 2022, we entered into a second amendment of our June 2020 investment rights agreement with STT GDC (“Amendment No. 2”) to (i) extend their preemptive rights to cover any allotment and issuance of equity or equity-linked securities we conduct anytime on or before June 25, 2023, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings, and (ii) grant STT GDC certain registration rights until such time that their registrable securities can be sold pursuant to Rule 144 under the Securities Act without volume limitations. A copy of this Amendment No. 2 has been filed with this annual report.

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

ITEM 9.    THE OFFER AND LISTING

A.          Offer and Listing Details

Our ADSs have been listed on the Nasdaq since November 2, 2016 under the ticker symbol “GDS.” Each ADS represents eight of our Class A ordinary shares.

Our ordinary shares have been listed on the Hong Kong Stock Exchange since November 2, 2020 under the stock code “9698.”

B.          Plan of Distribution

Not applicable.

C.          Markets

Our ADSs have been trading on the Nasdaq since November 2, 2016 under the ticker symbol “GDS.” Each ADS represents eight of our Class A ordinary shares.

Our ordinary shares have been listed on the Hong Kong Stock Exchange since November 2, 2020 under the stock code “9698.”

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles contained in our Form 6-K report (File No. 001-37925), initially filed with the SEC on June 29, 2021. Our shareholders conditionally adopted our amended and restated memorandum of association by way of a special resolution passed on October 18, 2016. Our amended and restated memorandum of association became effective immediately upon the completion of the Company’s initial public offering of Class A Ordinary Shares represented by ADS on the Nasdaq, on November 7, 2016. Our shareholders conditionally adopted our ninth amended and restated articles of association by way of a special resolution passed on June 29, 2021. Our ninth amended and restated articles of association became effective from June 29, 2021.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2019, 2020 and 2021. GDS Holdings was subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2020 and 2021.

Our principal register of members is maintained by our Principal Share Registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.

Dealings in our Class A ordinary shares registered on our Hong Kong share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.1% of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required). The above mentioned rate of ad valorem stamp duty has increased, effective from August 1, 2021, to 0.26% of the consideration for, or (if greater) the value of, the shares transferred, with 0.13% payable by each of the seller and purchaser.

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

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our ADSs and Class A ordinary shares. This summary is only applicable to ADSs and Class A ordinary shares held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);
●	a partnership or other pass-through entity for United States federal income tax purposes;
●	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or
●	a person whose “functional currency” is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions (other than certain pro rata distributions of our shares) on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq. United States Treasury Department guidance indicates that our ADSs are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “—Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will be eligible for the reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. Consequently, there can be no assurance that our ADSs will continue to be eligible for the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see “—People’s Republic of China Taxation” above), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty. In that case, dividends we pay on our Class A ordinary shares would be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the United States, and whether or not the shares are represented by ADSs. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. See “—People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as foreign-source income and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a foreign tax credit, you may, at your election, deduct any otherwise creditable PRC withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes and subject to generally applicable limitations under United States law.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under United States federal income tax principles, the distribution ordinarily would be treated, first, as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or Class A ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or Class A ordinary shares), and, second, the balance in excess of adjusted basis ordinarily would be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine our earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that distributions will generally be reported to the Internal Revenue Service, or IRS, and taxed to you as dividends (as discussed above), even if they might ordinarily be treated as a tax-free return of capital or as capital gain.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ended December 31, 2021 and we do not expect to be a PFIC for our taxable year ending December 31, 2022 or in future taxable years, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules. For United States federal income tax purposes, we consider ourselves to own the stock of the VIEs. If it is determined, contrary to our view, that we do not own the stock of the VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), that would alter the composition of our income and assets for purposes of testing our PFIC status, and may cause us to be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special—and generally very unfavorable—tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in any subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares, provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to ADS holders as the ADSs are listed on the Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. The Class A ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes. There also can be no assurance that the Class A ordinary shares will be “ regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your ADSs or Class A ordinary shares at the end of the year over your adjusted basis in the ADSs or Class A ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the ADSs or Class A ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or Class A ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted basis in the ADSs or Class A ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or Class A ordinary shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A different election, known as the “qualified electing fund,” or “QEF” election, is generally available to holders of PFIC stock, but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gain for each taxable year, computed according to United States federal income tax principles. We do not intend, however, to determine our earnings and profits or net capital gain under United States federal income tax principles, nor do we intend to provide United States Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You will not, however, be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your adjusted basis in the ADSs or Class A ordinary shares, both as determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long- term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). However, pursuant to recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, if you do not elect to treat any gain as PRC source gain under the Treaty, any PRC tax imposed on such gain would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our Class A ordinary shares or ADSs, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Certain United States Holders are required to report information relating to our ADSs or Class A ordinary shares, subject to certain exceptions (including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax returns for each year in which they hold ADSs or Class A ordinary shares. Significant penalties can apply if you are required to file this form and you fail to do so. You are urged to consult your own tax advisor regarding this and other information reporting requirements relating to your ownership of the ADSs or Class A ordinary shares.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. From December 31, 2015 to December 31, 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the Renminbi appreciated approximately 6.7% against the U.S. dollar. While the Renminbi depreciated approximately 5.7% and 1.3%, respectively, against the U.S. dollar in 2018 and 2019, the Renminbi appreciated approximately 6.3% and 2.3%, respectively, against the U.S. dollar in 2020 and 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China was 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.          Warrants and Rights

Not applicable.

C.          Other Securities

Not applicable.

D.          American Depositary Shares

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 for each 100 ADSs (or portion thereof) issued
Cancellation of ADSs, including in the case of termination of the deposit agreement	$5.00 for each 100 ADSs (or portion thereof) cancelled
Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase ADSs or additional ADSs	A fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities
Depositary services	An aggregate fee of $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary bank in administering the ADRs
Transfer of ADRs	$1.50 per certificate presented for transfer

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

Payments by Depositary

In 2021, we did not receive any payments from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

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

Our ADSs

Our ADSs representing our Class A ordinary shares are traded on the Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. Dollars.

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

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ADSs and ordinary shares should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ADSs and Class A ordinary shares must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancellation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2019, 2020 and 2021.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Modifications of Rights

In March 2019, in connection with an investment from Ping An Overseas Holdings, of US$150 million, we entered into an amendment of our investment rights agreement with STT GDC, or Amendment No. 1, to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the investment by Ping An Overseas Holdings, whereby STT GDC has the right to subscribe for pro rata portions of any such future offerings based on their shareholdings at the time of the agreement. A copy of the form of this Amendment No. 1 has been filed with this annual report.

In December 2019, in connection with our follow-on public offering of ADSs representing Class A ordinary shares, we entered into an amendment of our investment rights agreement with STT GDC, or Amendment No. 2, to extend their preemptive rights with respect to future private issuances of equity or equity-linked securities we conduct anytime in the eighteen months following the offering, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings. A copy of this Amendment No. 2 has been filed with this annual report.

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

In August 2020, we entered into an amendment of our June 2020 investment rights agreement with STT GDC, or Amendment No. 1, to expand the scope of their preemptive rights, to the extent permissible by applicable law, to cover any future issuances of equity-linked securities we conduct anytime in the eighteen months following June 26, 2020, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings. A copy of this Amendment No. 1 has been filed with this annual report.

In February 2022, we entered into a second amendment of our June 2020 investment rights agreement with STT GDC, or Amendment No. 2, to (i) extend their preemptive rights to cover any allotment and issuance of equity or equity-linked securities we conduct anytime on or before June 25, 2023, whereby STT GDC has the right to subscribe for up to 35% of any such future offerings, and (ii) grant STT GDC certain registration rights until such time that their registrable securities can be sold pursuant to Rule 144 under the Securities Act without volume limitations. A copy of this Amendment No. 2 has been filed with this annual report.

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

As of December 31, 2021, we had used a portion of the net proceeds received from our secondary listing on the Hong Kong Stock Exchange and public offering in November 2020. This portion consisted of US$1.5 billion for the development and acquisition of new data centers as well as general corporate purposes.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2021, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, for the years indicated.

	For the Year Ended
	December 31,
	2020	2021

	(In thousands of US dollars)
Audit Fees(1)	2,962	2,400
Audit-related Fees(2)	140	—
Tax Fees(3)	194	203
All Other Fees(4)	—	—
Total	3,296	2,603
(1)	“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, issue of comfort letters in connection with our registration statements, prospectuses and offering memoranda, and audit services in connection with our global offering and secondary listing on the Main Board of the Hong Kong Stock Exchange, assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Audit-related Fees” represents the aggregate fees billed for each of the fiscal years listed for the assurance, agreed-upon procedures, review of internal controls in connection with our global offering and secondary listing on the Main Board of the Hong Kong Stock Exchange and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)	“Tax Fees” represents the aggregate fees billed for each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees for services rendered by our principal auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

None.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act), and our ADSs, each representing eight ordinary shares, are listed on the Nasdaq. Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to:

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

ITEM 16H.    MINE SAFETY

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements of GDS Holdings Limited are included at the end of this annual report.

ITEM 19.    EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1**

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our report on Form 6-K (File No. 001-37925), initially filed with the SEC on June 29, 2021).

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

4.30

GDS Holdings Limited 2016 Equity Incentive Plan (as amended on August 6, 2020) (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-37925), initially filed with the SEC on April 12, 2021)

4.31

Information Rights Letter dated November 7, 2016 from the Registrant to STT GDC (incorporated by reference to Exhibit 4.33 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-37925), initially filed with the SEC on April 19, 2017).

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

4.78††

Share Purchase Agreement by and between Beijing Yize Data Science & Technology Co., Ltd, Shanghai Rongyu Investment Management Center (Limited Partnership), Shuntou (Tianjin) Technology Development Partnership (Limited Partnership), Tianjin Rongxin Business Management Partnership (Limited Partnership), Tibet Lingyu Venture Capital Management Co., Ltd, Zhongyunxin Science & Technology Co., Ltd, Beijing Zhongyunxin Shunyi Data Science & Technology Co., Ltd and Tianjin Zhongyunxin Data Co., Ltd, dated February 26, 2021 (incorporated by reference to Exhibit 4.78 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-37925), initially filed with the SEC on April 12, 2021)

4.79††

Share Purchase Agreement by and between Beijing Wanguo Chang’an Science & Technology Co., Ltd, Shanghai Rongyu Investment Management Center (Limited Partnership), Shuntou (Tianjin) Technology Development Partnership (Limited Partnership), Tianjin Rongxin Business Management Partnership (Limited Partnership), Tibet Lingyu Venture Capital Management Co., Ltd, Shaoyan Gao and Tianjin Zhongyunxin Science & Technology Co., Ltd, dated February 26, 2021 (incorporated by reference to Exhibit 4.79 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-37925), initially filed with the SEC on April 12, 2021)

4.80

Amendment No. 2 to Investor Rights Agreement, dated February 20, 2022, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022).

4.81

Convertible Note Purchase Agreement, dated February 21, 2022, among the Registrant, SCC Infrastructure I 2021-A (BVI), L.P., SCC Infrastructure I Holdco A, Ltd., Reco Millienium Pte Ltd and Ceningan Investment Pte Ltd, relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$520 million (incorporated by reference to Exhibit 4.2 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022).

4.82

Form of Indenture between the Registrant and The Bank of New York Mellon, London Branch as Trustee, relating to the issuance of Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$520 million (incorporated by reference to Exhibit 4.3 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022).

4.83

Convertible Note Purchase Agreement, dated February 21, 2022, between the Registrant and STT GDC Pte. Ltd., relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$100 million (incorporated by reference to Exhibit 4.4 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022).

Exhibit Number	Description of Exhibit

4.84

Form of Convertible Note Instrument between the Registrant and STT GDC Pte. Ltd., relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$100 million (incorporated by reference to Exhibit 4.5 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022).

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
Date: April 28, 2022

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

GDS Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (“the Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Realizability of deferred tax assets associated with the Company’s net operating losses carry forwards

As discussed in Note 2(y) and Note 21 to the consolidated financial statements, the Company’s deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB713,135 thousand and RMB637,083 thousand, respectively, as of December 31, 2021. The Company evaluated the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized. The evaluation was based on the Company’s estimates of the future taxable income. The future taxable income incorporates the Company’s best estimate of utilization rates of relevant data centers based on historical actual utilization rates and the Company’s business plans for those data centers which were approved by the board of directors.

We identified the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards as a critical audit matter. A high degree of auditor judgment was required in assessing the utilization rates of certain data centers used to evaluate the future taxable income.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to the Company’s deferred tax assets valuation allowance assessment process. This included the control related to the determination of the utilization rates. We evaluated the utilization rates of certain data centers used in the development of the forecast of future taxable income, by comparing the utilization rates of such data centers to the historical actual utilization rates and the Company’s business plans for those data centers which were approved by the board of directors. We performed sensitivity analysis over the Company’s assumptions used to determine the amount and the timing of forecasted taxable income to assess the impact of changes in those assumptions on the Company’s realizability assessment.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China

April 28, 2022

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
Assets
Current assets
Cash	3	16,259,457	9,968,109
Restricted cash	3	86,829	2,014,304
Accounts receivable, net of allowance for doubtful accounts	4	1,480,335	1,732,686
Value-added-tax (“VAT”) recoverable		155,620	229,090
Prepaid expenses		163,986	202,744
Other current assets		172,579	316,942
Total current assets		18,318,806	14,463,875

Property and equipment, net	5	29,596,061	40,623,503
Intangible assets, net	6	785,322	1,282,636
Prepaid land use rights, net	7	678,190	634,953
Operating lease right-of-use assets	12	3,059,700	4,030,205
Goodwill	8	2,596,393	7,076,505
Deferred tax assets	21	146,088	186,496
Restricted cash	3	146,643	43,954
VAT recoverable		1,445,521	2,218,944
Other non-current assets		486,071	1,071,372
Total assets		57,258,795	71,632,443

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 343,944 and RMB 233,326 as of December 31, 2020 and 2021, respectively)	9	2,153,390	5,948,013
Accounts payable (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 194,325 and RMB 430,518 as of December 31, 2020 and 2021, respectively)	11	3,657,112	3,901,799
Accrued expenses and other payables (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 152,534 and RMB 223,563 as of December 31, 2020 and 2021, respectively)	11	1,395,981	2,679,555
Deferred revenue (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 90,192 and RMB 87,364 as of December 31, 2020 and 2021, respectively)	4	96,668	90,992
Operating lease liabilities, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 50,888 and RMB 40,371 as of December 31, 2020 and 2021, respectively)	12	86,258	145,739
Finance lease and other financing obligations, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 31,629 and RMB 28,161 as of December 31, 2020 and 2021, respectively)	12	254,412	699,145

Total current liabilities		7,643,821	13,465,243

Long-term borrowings, excluding current portion (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 60,042 and RMB 13,733 as of December 31, 2020 and 2021, respectively)	9	10,566,746	18,284,514
Convertible bonds payable	10	1,928,466	1,895,846
Operating lease liabilities, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 361,502 and RMB 172,458 as of December 31, 2020 and 2021, respectively)	12	1,542,895	1,883,560
Finance lease and other financing obligations, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 982,209 and RMB 965,356 as of December 31, 2020 and 2021, respectively)	12	8,097,881	8,933,540
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 91,036 and RMB 76,460 as of December 31, 2020 and 2021, respectively)	21	462,007	734,278
Other long-term liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB 34,281 and RMB 66,379 as of December 31, 2020 and 2021, respectively)	13	349,257	539,300
Total liabilities		30,591,073	45,736,281

Mezzanine Equity
Redeemable preferred shares (US $0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of RMB 980,910 and RMB 958,480 as of December 31, 2020 and 2021, respectively; Liquidation preference of RMB 2,576,578 and RMB 1,269,027 as of December 31, 2020 and 2021, respectively)	14	980,910	958,480
Redeemable non-controlling interests	15	120,820	404,673
Total mezzanine equity		1,101,730	1,363,153

GDS Holdings Limited Shareholders’ Equity
Ordinary shares (US $0.00005 par value; 2,002,000,000 authorized; 1,427,590,059 Class A ordinary shares issued and outstanding as of December 31, 2020 and 2021; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2020 and 2021)	18	507	507
Additional paid-in capital		28,728,717	28,983,330
Accumulated other comprehensive loss		(439,635)	(599,186)
Accumulated deficit		(2,723,597)	(3,910,815)
Total GDS Holdings Limited shareholders’ equity		25,565,992	24,473,836
Non-controlling interests		—	59,173
Total equity		25,565,992	24,533,009
Commitments and contingencies	26

Total liabilities, mezzanine equity and equity		57,258,795	71,632,443

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2019	2020	2021

Net revenue	20	4,122,405	5,738,972	7,818,681
Cost of revenue		(3,079,679)	(4,188,521)	(6,039,252)
Gross profit		1,042,726	1,550,451	1,779,429

Operating expenses
Selling and marketing expenses		(129,901)	(134,937)	(148,614)
General and administrative expenses		(411,418)	(702,524)	(1,021,950)
Research and development expenses		(21,627)	(40,049)	(39,343)
Income from operations		479,780	672,941	569,522

Other income (expenses):
Interest income		53,017	29,011	50,445
Interest expenses		(968,693)	(1,316,506)	(1,654,737)
Foreign currency exchange loss, net		(6,000)	(21,038)	(7,644)
Government grants		9,898	27,050	88,209
Gain from purchase price adjustment	8	—	55,154	7,010
Others, net		5,565	4,952	(1,557)
Loss before income taxes		(426,433)	(548,436)	(948,752)

Income tax expenses	21	(15,650)	(120,778)	(242,461)
Net loss		(442,083)	(669,214)	(1,191,213)

Net loss attributable to non-controlling interests		—	—	1,403
Net loss attributable to redeemable non-controlling interests	15	—	2,807	2,592
Net loss attributable to GDS Holdings Limited shareholders		(442,083)	(666,407)	(1,187,218)

Accretion to redemption value of redeemable non-controlling interests	15	—	(18,627)	(77,644)
Net loss available to GDS Holdings Limited shareholders		(442,083)	(685,034)	(1,264,862)

Change in redemption value of redeemable preferred shares	14	(17,760)	—	—
Cumulative dividend on redeemable preferred shares	14	(40,344)	(52,709)	(49,073)
Net loss available to GDS Holdings Limited ordinary shareholders		(500,187)	(737,743)	(1,313,935)

Loss per Class A and Class B ordinary share
Basic and diluted	23	(0.45)	(0.59)	(0.90)

Weighted average number of ordinary share outstanding
Basic and diluted	23	1,102,953,366	1,253,559,523	1,452,906,722

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2019	2020	2021

Net loss	(442,083)	(669,214)	(1,191,213)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	86,570	(386,951)	(159,714)
Comprehensive loss	(355,513)	(1,056,165)	(1,350,927)
Comprehensive loss attributable to non-controlling interests	—	—	1,566
Comprehensive loss attributable to redeemable non-controlling interests	—	2,807	2,592
Comprehensive loss attributable to GDS Holdings Limited shareholders	(355,513)	(1,053,358)	(1,346,769)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

					Accumulated		Total GDS
				Additional	other		Holdings Limited	Non-
		Ordinary Shares		paid-in	comprehensive	Accumulated	shareholders’	controlling	Total
	Note	Number	Amount	capital	(loss)/income	deficit	equity	interests	equity

Balance at January 1, 2019		1,007,069,643	341	7,275,945	(139,254)	(1,615,107)	5,521,925	—	5,521,925

Loss for the year		—	—	—	—	(442,083)	(442,083)	—	(442,083)
Other comprehensive income		—	—	—	86,570	—	86,570	—	86,570
Total comprehensive loss		—	—	—	86,570	(442,083)	(355,513)	—	(355,513)

Issuance of ordinary shares	18	160,400,184	55	4,934,071	—	—	4,934,126	—	4,934,126
Shares surrendered		(8)	—	—	—	—	—	—	—
Shares issued to depository bank	23	48,962,896	16	(16)	—	—	—	—	—
Redeemable preferred shares dividends	14	—	—	(40,344)	—	—	(40,344)	—	(40,344)
Change in redemption value of redeemable preferred shares	14	—	—	(17,760)	—	—	(17,760)	—	(17,760)
Share-based compensation	19	—	—	189,756	—	—	189,756	—	189,756
Exercise of share options	19	10,150,336	—	53,407	—	—	53,407	—	53,407
Vesting of restricted shares	19	8,885,120	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	237,312	—	7,984	—	—	7,984	—	7,984
Settlement of share options and restricted share awards with shares held by depository bank		(19,272,768)	—	—	—	—	—	—	—

Balance at December 31, 2019 and January 1, 2020		1,216,432,715	412	12,403,043	(52,684)	(2,057,190)	10,293,581	—	10,293,581

Loss for the year (Note i)		—	—	—	—	(666,407)	(666,407)	—	(666,407)
Other comprehensive loss		—	—	—	(386,951)	—	(386,951)	—	(386,951)
Total comprehensive loss		—	—	—	(386,951)	(666,407)	(1,053,358)	—	(1,053,358)

Issuance of ordinary shares	18	246,153,848	84	15,974,433	—	—	15,974,517	—	15,974,517
Shares issued to depository bank	23	32,592,288	11	(11)	—	—	—	—	—
Conversion of convertible bonds	10	1,544	—	65	—	—	65	—	65
Accretion to redemption value of redeemable non-controlling interests	15	—	—	(18,627)	—	—	(18,627)	—	(18,627)
Redeemable preferred shares dividends	14	—	—	(52,709)	—	—	(52,709)	—	(52,709)
Share-based compensation	19	—	—	333,686	—	—	333,686	—	333,686
Exercise of share options	19	14,222,096	—	78,748	—	—	78,748	—	78,748
Vesting of restricted shares	19	12,494,104	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	190,536	—	10,089	—	—	10,089	—	10,089
Settlement of share options and restricted share awards with shares held by depository bank		(26,906,736)	—	—	—	—	—	—	—

Balance at December 31, 2020 and January 1, 2021		1,495,180,395	507	28,728,717	(439,635)	(2,723,597)	25,565,992	—	25,565,992

Loss for the year (Note ii)		—	—	—	—	(1,187,218)	(1,187,218)	(1,403)	(1,188,621)
Other comprehensive loss		—	—	—	(159,551)	—	(159,551)	(163)	(159,714)
Total comprehensive loss		—	—	—	(159,551)	(1,187,218)	(1,346,769)	(1,566)	(1,348,335)

Accretion to redemption value of redeemable non-controlling interests	15	—	—	(77,644)	—	—	(77,644)	—	(77,644)
Redeemable preferred shares dividends	14	—	—	(49,073)	—	—	(49,073)	—	(49,073)
Acquisition of subsidiaries	8	—	—	—	—	—	—	56,519	56,519
Capital contribution from non-controlling interests		—	—	—	—	—	—	17,147	17,147
Acquisition of non-controlling interests		—	—	(25,267)	—	—	(25,267)	(39,846)	(65,113)
Sales of equity interests of a subsidiary		—	—	2,093	—	—	2,093	26,919	29,012
Share-based compensation	19	—	—	391,275	—	—	391,275	—	391,275
Exercise of share options	19	407,000	—	2,082	—	—	2,082	—	2,082
Vesting of restricted shares	19	12,453,824	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	178,280	—	11,147	—	—	11,147	—	11,147
Settlement of share options and restricted share awards with shares held by depository bank		(13,039,104)	—	—	—	—	—	—	—

Balance at December 31, 2021		1,495,180,395	507	28,983,330	(599,186)	(3,910,815)	24,473,836	59,173	24,533,009

Note i: Exclude net loss attributable to redeemable non-controlling interests of RMB2,807 for the year ended December 31, 2020.

Note ii: Exclude net loss attributable to redeemable non-controlling interests of RMB2,592 for the year ended December 31, 2021.

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2019	2020	2021

Cash flows from operating activities:
Net loss		(442,083)	(669,214)	(1,191,213)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of debt issuance and commitment cost and debt discount		99,380	160,699	200,069
Depreciation and amortization		1,142,032	1,638,474	2,616,898
Operating lease cost relating to prepaid land use rights		—	20,412	40,422
Net gain on disposal of property and equipment		(703)	(256)	(1,763)
Share-based compensation expenses	19	189,756	333,686	391,275
Gain from purchase price adjustment		—	(55,154)	(7,010)
Loss from equity method investment		1,213	3,375	968
Allowance for doubtful accounts	4	274	2,037	10,070
Deferred tax benefit	21	(50,172)	(89,739)	(48,463)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable		(342,191)	(465,189)	(37,992)
VAT recoverable		(323,044)	(463,630)	(631,562)
Prepaid expenses		(13,320)	(53,933)	(35,192)
Other current assets		(8,095)	65,756	(55,452)
Other non-current assets		(8,678)	(72,099)	(53,702)
Accounts payable		22,540	119,163	35,496
Deferred revenue		31,417	6,285	24,470
Accrued expenses and other payables		(20,434)	(139,891)	(121,828)
Other long-term liabilities		1,299	9,015	15,190
Operating leases		14,245	(28,910)	50,682

Net cash provided by operating activities		293,436	320,887	1,201,363

Cash flows from investing activities:
Payments for purchase of property and equipment and land use rights		(4,557,686)	(8,037,002)	(9,700,536)
Cash acquired from the business combinations	8	12,091	4,801	57,236
Cash paid for the business combinations	8	(190,066)	(1,172,518)	(3,451,941)
Cash paid for the asset acquisitions	8	(363,939)	(180,910)	(179,770)
Cash paid for equity investments		(6,000)	(4,500)	(3,000)
Deposits and prepayments for potential acquisitions		(30,700)	(4,300)	(435,804)
Receipts from collection of loans		—	—	20,866
Proceeds from sale of property and equipment		5,069	16,422	1,411

Net cash used in investing activities		(5,131,231)	(9,378,007)	(13,691,538)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2019	2020	2021

Cash flows from financing activities:
Proceeds from short-term borrowings		467,744	1,156,215	3,775,353
Proceeds from long-term borrowings		5,000,510	6,939,140	12,409,833
Repayment of short-term borrowings		(758,941)	(438,925)	(902,659)
Repayment of long-term borrowings		(1,968,913)	(4,187,184)	(5,177,495)
Payment of issuance cost and commitment cost of borrowings		(156,742)	(158,480)	(150,008)
Proceeds from exercise of stock options		55,469	78,748	2,082
Net proceeds from issuance of ordinary shares	18	4,934,126	15,974,517	—
Net proceeds from issuance of redeemable preferred shares	14	989,349	—	—
Payment of redeemable preferred shares dividends	14	(25,014)	(65,489)	(49,221)
Capital contribution from non-controlling shareholders	15	—	105,000	225,948
Payment under finance leases and other financing obligations	12	(289,467)	(198,234)	(265,481)
Proceeds from other financing arrangements		302,761	1,079,370	50,312
Payment for purchase of property and equipment through vendor financing		(68,864)	(92,299)	(808,200)
Payment of contingent consideration for the acquisition of subsidiaries		(120,079)	(48,718)	(926,196)
Payment for acquisition of non-controlling interests		—	—	(65,113)

Net cash provided by financing activities		8,361,939	20,143,661	8,119,155

Effect of exchange rate changes on cash and restricted cash		164,370	(566,874)	(95,542)

Net increase (decrease) in cash and restricted cash		3,688,514	10,519,667	(4,466,562)
Cash and restricted cash at beginning of year		2,284,748	5,973,262	16,492,929

Cash and restricted cash at end of year		5,973,262	16,492,929	12,026,367

Supplemental disclosures of cash flow information
Interest paid		841,388	1,113,443	1,538,974
Income tax paid		17,031	211,612	252,071
Supplemental disclosures of non-cash investing and financing activities
Non-cash effect of acquisitions of subsidiaries		239,096	718,546	2,044,575
Settlement of liability-classified restricted share award	19	7,984	10,089	11,147
Conversion of convertible bonds	10	—	65	—

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

(a)  Description of business

GDS Holdings Limited (the “Parent” or “GDS Holdings”) was incorporated in the Cayman Islands on December 1, 2006. GDS Holdings and its consolidated subsidiaries and consolidated variable interest entities (collectively referred to as “the Company”) are principally engaged in providing colocation, managed hosting and managed cloud services in the People’s Republic of China (the “PRC” excluding Taiwan, the Hong Kong Special Administrative Region (the “Hong Kong SAR”) and the Macau Special Administrative Region for the purposes of these consolidated financial statements only), Hong Kong SAR, Singapore and Malaysia. The Company operates its data centers in Hong Kong SAR, Shanghai Municipality, Beijing Municipality, Chongqing Municipality, Jiangsu Province, Guangdong Province, Sichuan Province, Hebei Province and Inner Mongolia of the PRC and serves customers that primarily operate in the cloud, internet and banking industries.

(b)  Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousand.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of consolidation

The accompanying consolidated financial statements include the financial statements of GDS Holdings Limited, its subsidiaries and consolidated variable interest entities  and variable interest entities’ subsidiaries for which GDS Holdings is the primary beneficiary.

The Company’s data  center  related operations are mainly conducted through Shanghai Xinwan Enterprise Management Co., Ltd. (“Management HoldCo”), Beijing Wanguo Chang’an Science and Technology Co., Ltd. (“GDS Beijing”), GDS Beijing’s subsidiaries and Shanghai Shu’an Data Services Co., Ltd. (“GDS Shanghai”) (referred to as the “VIEs” only under the Consolidated Financial Statements) to comply with the PRC laws and regulations, which prohibit foreign investments in companies that are engaged in data center related business. Individuals acting as nominee equity holders ultimately hold the legal equity interests of the VIEs on behalf of GDS Holdings.

Prior to December 2019, the equity holders of GDS Beijing and GDS Shanghai were William Wei Huang, CEO of GDS Holdings, and his relative. In order to enhance corporate governance and facilitate administration of the VIEs, in December 2019, GDS Holdings completed transfer of ownership of the 100% equity interest of GDS Beijing and GDS Shanghai from William Wei Huang and his relative to a newly established holding company, Management HoldCo. The entire equity interest in Management HoldCo is held by a number of management personnel designated by the board of directors of GDS Holdings. In conjunction with the transfer of legal ownership, GDS (Shanghai) Investment Co., Ltd. (“GDS Investment Company”), a subsidiary of GDS Holdings,  entered into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the previous contractual arrangements with GDS Beijing and GDS Shanghai on substantially the same terms under such previous contractual arrangements. The previous contractual arrangements were terminated simultaneously when the current contractual arrangements came into effect, and the subsidiary of GDS Holdings under the previous and current contractual arrangements is the same entity, namely GDS Investment Company. GDS Holdings also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. William Wei Huang acts as the Chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing and GDS Shanghai and their subsidiaries respectively. Other management members of GDS and board appointee serve as directors and officers of Management HoldCo., GDS Investment Company, GDS Beijing and GDS Shanghai and their subsidiaries.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

This restructuring could reduce risk by allocating ownership of the VIEs among a larger number of individual management shareholders, and strengthen corporate governance with the establishment of the board of directors of the VIEs and their subsidiaries. This restructuring could also create a more stable ownership structure by avoiding reliance on a single or small number of natural persons, and by buffering the ownership of the VIEs with an additional layer of legal entities.

A series of contractual arrangements, including equity interest pledge agreements, shareholder voting rights proxy agreements, exclusive technology license and service agreements, intellectual property rights license agreements, exclusive call option agreements and loan agreements (collectively, referred to as “VIE Agreements”) were entered into among GDS Beijing, GDS Shanghai, Management HoldCo, its shareholders and GDS Investment Company.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Management HoldCo has pledged all of his or her equity interest in Management HoldCo as a continuing first priority security interest in favor of GDS Investment Company, as applicable, to respectively guarantee Management HoldCo’s and its shareholders’ performance of their obligations under the relevant contractual arrangement, and Management HoldCo has pledged all of its equity interest in GDS Beijing and GDS Shanghai as a continuing first priority security interest in favor of GDS Investment Company, as applicable, to respectively guarantee their performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and service agreement, loan agreement, exclusive call option agreement, and shareholder voting rights proxy agreement, and intellectual property rights license agreement. If GDS Beijing or GDS Shanghai or Management HoldCo or any of its shareholders breaches their contractual obligations under these agreements, GDS Investment Company, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Management HoldCo, GDS Beijing and GDS Shanghai in accordance with PRC law. Management HoldCo and each of its shareholders agrees that, during the term of the equity interest pledge agreements, it or he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Investment Company. The equity interest pledge agreements remain effective until GDS Beijing and GDS Shanghai and Management HoldCo and its shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered by Management HoldCo, GDS Beijing and GDS Shanghai in favor of GDS Investment Company with the relevant office of the Administration for Market Regulation in accordance with the relevant PRC laws and regulations.

Shareholder Voting Rights Proxy Agreements. Pursuant to the shareholder voting rights proxy agreements, each of GDS Beijing, GDS Shanghai, Management HoldCo and each of its shareholders has irrevocably appointed the PRC citizen(s) as designated by GDS Investment Company to act as GDS Beijing’s, GDS Shanghai’s, Management HoldCo’s and GDS Beijing’s, GDS Shanghai’s and Management HoldCo’s shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Management HoldCo, GDS Beijing, GDS Beijing’s subsidiaries, GDS Shanghai and GDS Shanghai’s subsidiaries requiring shareholder approval, and appointing directors and executive officers. GDS Investment Company is also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of GDS Beijing, GDS Shanghai, Management HoldCo and its shareholders with prior notice to Management HoldCo or its such shareholders. Each shareholder voting rights proxy agreement will remain in force for so long as Management HoldCo remains a shareholder of GDS Beijing or GDS Shanghai and the shareholder remains a shareholder of Management HoldCo, as applicable.

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

Intellectual Property Rights License Agreements. Pursuant to an intellectual property rights license agreement between GDS Investment Company and each of Management HoldCo, GDS Beijing and GDS Shanghai, Management HoldCo, GDS Beijing and GDS Shanghai has granted GDS Investment Company an exclusive license to use for free any or all of the intellectual property rights owned by each of them from time to time, and without the parties’ prior written consent, Management HoldCo, GDS Beijing and GDS Shanghai cannot take any actions, including without limitation to, transferring or licensing outside its ordinary course of business any intellectual property rights to any third parties, which may affect or undermine GDS Investment Company’s use of the licensed intellectual property rights from Management HoldCo, GDS Beijing and GDS Shanghai. The parties have also agreed under the agreement that GDS Investment Company should own the new intellectual property rights developed by it regardless of whether such development is dependent on any of the intellectual property rights owned by Management HoldCo, GDS Beijing and GDS Shanghai. This agreement can only be early terminated by prior mutual consent of the parties and need to be renewed upon GDS Investment Company’s unilateral request.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Under the terms of the VIE Agreements, GDS Holdings has (i) the right to receive service fees on a yearly basis at an amount equivalent to all of the net profits of the VIEs under the exclusive technology license and services agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law; and (iv) the right to require each of the shareholder of the VIEs to appoint the PRC citizen(s) as designated by GDS Investment Company to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of the VIEs requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in the VIEs, and appointing directors and executive officers.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, GDS Holdings has a controlling financial interest in the VIEs because GDS Holdings has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. There is currently no contractual arrangement that would require GDS Holdings to provide additional financial support to the VIEs. As GDS Holdings is conducting certain businesses mainly through the VIEs, GDS Holdings may provide such support on a discretionary basis in the future, which could expose GDS Holdings to a loss. The terms of the VIE Agreements and financial support from GDS Holdings to the VIEs were considered in determining that GDS Holdings is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in GDS Holdings’s consolidated financial statements.

Under the terms of the VIE Agreements, the VIEs’ equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to GDS Holdings. All of the equity (net assets) or deficits (net liabilities) and net income (loss) of the VIEs are attributed to GDS Holdings.

The Company has been advised by its PRC legal counsel that each of the VIE agreements is valid, legally binding and enforceable in accordance with its terms and applicable PRC laws and the ownership structure of the VIEs does not violate applicable PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. There can be no assurance that the PRC authorities will take a view that is not contrary to or otherwise different. If the current ownership structure of the Company and the VIE Agreements are determined to be in violation of any existing or future PRC laws and regulations, the PRC government could:

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

The imposition of any of these government actions could result in the termination of the VIE agreements, which would result in GDS Holdings losing the (i) ability to direct the activities of the VIEs and (ii) rights to receive substantially all the economic benefits and residual returns from the VIEs and thus result in the deconsolidation of the VIEs in GDS Holdings’s consolidated financial statements.

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

	As of December 31,
	2020	2021
Assets
Current assets
Cash	1,310,269	1,338,525
Accounts receivable, net of allowance for doubtful accounts	1,388,128	1,677,171
VAT recoverable	85,760	138,304
Prepaid expenses	76,505	90,848
Other current assets	13,259	99,231
Total current assets	2,873,921	3,344,079

Property and equipment, net	2,760,618	2,671,567
Intangible assets, net	194,230	175,004
Operating lease right-of-use assets	430,525	204,825
Deferred tax assets	43,126	32,949
Restricted cash	49,905	—
VAT recoverable	113,684	111,982
Other non-current assets	115,315	153,696
Total assets	6,581,324	6,694,102

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	628,721	426,000
Accounts payable	194,325	430,518
Accrued expenses and other payables	152,534	223,563
Deferred revenue	90,192	87,364
Operating lease liabilities, current	50,888	40,371
Finance lease and other financing obligations, current	31,629	28,161
Total current third-party liabilities	1,148,289	1,235,977

Long-term borrowings, excluding current portion	1,213,020	899,769
Operating lease liabilities, non-current	361,502	172,458
Finance lease and other financing obligations, non-current	982,209	965,356
Deferred tax liabilities	91,036	76,460
Other long-term liabilities	34,281	66,379
Total third-party liabilities	3,830,337	3,416,399
Amounts due to GDS Holdings and its non-VIE subsidiaries, net	2,531,025	2,947,857
Total liabilities	6,361,362	6,364,256

As of December 31, 2020 and 2021, restricted cash of RMB49,905 and nil, respectively,accounts receivable of RMB66,969 and RMB70,945, respectively, other non-current assets of nil and RMB14,691, respectively, and property and equipment of RMB102,248 and RMB46,007, respectively, of VIEs were pledged solely to secure banking borrowings of VIEs.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Net revenue, net (loss) income, operating, investing and financing cash flows of the VIEs that were included in the Company’s consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Years ended December 31,
	2019	2020	2021

Net revenue	4,013,561	5,453,802	7,516,345
Net income	99,857	129,254	112,257
Net cash provided by operating activities	414,424	899,132	744,493
Net cash used in investing activities	(201,995)	(278,744)	(205,041)
Net cash used in financing activities	(43,547)	(20,682)	(561,101)

The unrecognized revenue-producing assets that are held by the VIEs comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

Costs recognized by the VIEs for outsourcing and other services provided by other entities within the Company were RMB2,017,032, RMB3,076,398 and RMB5,160,638 for the years ended December 31, 2019, 2020 and 2021, respectively, net of the related services provided to other entities within the Company. These inter-company transactions are eliminated in the consolidated financial statements.

(b)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the realization of deferred income tax assets, the fair value of share-based compensation awards, the recoverability of long-lived assets, and incremental borrowing rate of leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)   Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2020 and 2021.

(d)   Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s use, as security for bank borrowings, related interests and certain  construction projects. Upon repayment of bank borrowings and the related interests and completion of construction  projects, the deposits are released by the bank and available for general use by the Company.

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

Upon adoption of ASC 326 starting from January 1, 2020, the provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Company uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Company’s control. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. The Company does not have any off-balance-sheet credit exposure related to its customers. The adoption did not have material impact on the Company’s consolidated financial statements for the year ended December 31, 2020.

A contract asset exists when the Company has transferred products or provided services to its customers but customer payment is contingent upon satisfaction of additional performance obligations. Contract assets are recorded in other current assets in the consolidated balance sheet.

Deferred revenue (a contract liability) is recognized when the Company has an unconditional right to a payment before it transfers goods or services to customers.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(g)   Fulfilment costs

Fulfilment costs are capitalized when all three of the criteria are met: a) the costs relate directly to a contract or an anticipated contract that the Company can specifically identify; b) the costs generate or enhance resources of the Company that will be used in satisfying or continuing to satisfy future performance obligations; and c) the costs are expected to be recovered. The asset recognized from capitalizing the costs to fulfill a contract is amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. As of December 31, 2020 and 2021, the Company recorded capitalized fulfilment cost of RMB128,983 and RMB80,742, respectively, in other non-current assets.

(h)   Equity method investments

The Company’s investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are generally accounted for under the equity method of accounting, as the Company concluded it does not have control, but has the ability to exercise significant influence over the investees. Equity method investments are initially measured at cost, and are subsequently adjusted for cash contributions, distributions and the Company’s share of the income and losses of the investees. The Company records its equity method investment in other non-current assets on the consolidated balance sheet. The Company’s proportionate share of the income or loss from its equity method investment are recorded in others, net on the consolidated statement of operations. The Company reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees’ fair value. The Company did not record any impairment charges related to its equity method investment for the years ended December 31, 2019, 2020 and 2021.

(i)   Property and equipment

Property and equipment are carried at cost less accumulated depreciation and any recorded impairment. Property and equipment acquired under finance leases are initially recorded at the present value of minimum lease payments. Buildings and equipment under finance leases, land, leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset or improvement.

Gains or losses arising from the disposal of an item of property and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives of self-owned property and equipment are presented below.

Buildings	30 years
Data center equipment
– Machinery	10 - 20 years
– Other equipment	3 - 5 years
Furniture and office equipment	3 - 5 years
Vehicles	5 years

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. For assets acquired under a finance lease, the assets are amortized in a manner consistent with the Company’s depreciation policy for owned assets if the lease transfers ownership to the Company by the end of the lease term or contains a bargain-purchase-option. Otherwise, assets acquired under a finance lease are amortized over the lease term.

(j)    Leases

The Company is a lessee in a number of non-cancellable operating leases and finance leases, primarily for data centers, lands, offices and other equipment. The Company adopted ASC 842, Leases, on January 1, 2019, using a modified retrospective method.

The Company determines if an arrangement is or contains a lease at its inception.

The Company recognizes lease liabilities and right-of-use (“ROU”) assets at lease commencement date. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and is subsequently measured at amortized cost using the effective-interest method. Since most of the Company’s leases do not provide an implicit rate, the Company uses its own incremental borrowing rate in determining the present value of unpaid lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

ROU assets are initially measured at cost, which consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. For operating leases, the Company recognizes a single lease cost on a straight-line basis over the remaining lease term. For finance leases, the ROU assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. Amortization of the ROU assets are recognized and presented separately from interest expense on the lease liability. For leases acquired in business combinations or asset acquisitions, ROU assets are measured at the same amount as the lease liability as adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms.

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

The Company records an asset and related financing obligation for the estimated construction costs under build-to-suit lease arrangements where it controls the asset during construction. Upon completion of the construction and commencement of the lease terms, the Company assesses whether these arrangements qualify for sales recognition under the sale-leaseback transaction. If the arrangements do not qualify for sales recognition under the sale-leaseback accounting guidance, the Company continues to be the deemed owner of the build-to-suit assets for financial reporting purposes. The Company accounted for costs incurred relating to the construction of the underlying assets before the lease commencement dates in accordance with ASC 360 on its balance sheet. In addition, lease payments less the portion considered to be interest expense decrease the financing liability.

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

Asset retirement obligations are recorded in other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability:

Asset retirement obligations as of January 1, 2019	35,879
Additions	13,572
Accretion expense	2,990
Asset retirement obligations as of December 31, 2019	52,441
Additions	20,384
Accretion expense	4,084
Asset retirement obligations as of December 31, 2020	76,909
Additions	22,745
Accretion expense	6,227
Settlement	(998)
Asset retirement obligations as of December 31, 2021	104,883

(l)   Intangible assets

Intangible assets acquired in the acquisitions comprised of customer contracts and licenses.

The weighted-average amortization period by major intangible asset class is as follows:

Customer contracts	5-15 years
Licenses	20 years

The amortization period of customer contracts is determined based on the remaining contractual period of the contracts with the customers at the time of acquisition and an estimate of the contract renewal period.

Licenses are amortized using a straight-line method over the terms of those licenses.

(m)   Prepaid land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR before the adoption of ASC 842, and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the remaining terms of the land use right ranging from 25 to 40 years.

(n)  Business combinations and goodwill

The Company accounts for our business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in macroeconomic conditions, the industry and market considerations, cost factors, overall financial performance, other relevant entity-specific events, and events affecting a reporting unit and share price. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit.

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. In assessing the qualitative factors, the Company considered the impact of abovementioned events or circumstances. No impairment losses were recorded for goodwill for the years ended December 31, 2019, 2020 and 2021.

(o)   Impairment of long-lived assets

Long-lived assets (primarily including property and equipment, operating lease ROU assets and prepaid land use rights) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived assets or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the purposes of impairment testing of long-lived assets, the Company has concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. No impairment losses were recorded for long-lived assets for the years ended December 31, 2019, 2020 and 2021.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(p)   Value-added-tax (“VAT”)

Entities that are VAT general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity-by-entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward indefinitely to offset future net VAT payables. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, in the consolidated balance sheets.

As of December 31, 2020 and 2021, the Company recorded a VAT recoverable of RMB155,620 and RMB229,090 as current assets, and RMB1,445,521 and RMB2,218,944 as non-current assets, respectively. The Company also recorded VAT payables of RMB6,838 and RMB19,251 in accrued expenses and other payables, in the consolidated balance sheets as of December 31, 2020 and 2021, respectively.

At each balance sheet date, the Company reviews the balance of VAT recoverable for recoverability, taking into consideration of the indefinite life of the VAT recoverable as well as the Company’s forecasted operating results and capital spendings. The Company has not made an allowance for the recoverability of the VAT recoverable, as the balance is expected to be utilized to offset against VAT payables more than one year from December 31, 2021.

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

Contracts with customers for colocation services and managed services  include i) those provide for variable considerations that are primarily based on the usage of such services.  Revenues on such contracts are recognized based on the agreed usage-based fees as the actual services are rendered throughout the contract term; and ii) those provide for a fixed consideration over the contract service period. Revenue on such contracts is recognized on a straight-line basis over the term of the contract.

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

The Company’s colocation service and managed service contracts with customers contain both lease and non-lease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company elected to apply the practical expedient on the contracts that meet the criteria. In addition, the Company has performed a qualitative analysis to determine that the non-lease component is the predominant component of its revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the criteria for the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2019, 2020 and 2021. The Company has elected to apply the practical expedient on a prospective basis.

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

Sales of IT equipment is generally recognized on a gross basis as the Company is primarily responsible for fulfilling the contract, assumes inventory risk and has discretion in establishing the price when selling to the customer.

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

(t)    Cost of revenues

Cost of revenues consists primarily of utility costs, depreciation of property and equipment, lease costs, labor costs and other costs directly attributable to the provision of the service revenue and sales of IT equipment.

(u)    Research and development and advertising costs

Research and development and advertising costs are expensed as incurred. Research and development costs amounted to RMB21,627, RMB40,049 and RMB39,343 in 2019, 2020 and 2021, respectively. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company’s services and products.

Advertising costs amounted to RMB7,454, RMB14,778 and RMB15,043 in 2019, 2020 and 2021, respectively.

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

As of December 31, 2020 and 2021, deferred government grants of RMB6,196 and RMB22,245 are recorded in other long-term liabilities, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(w)   Capitalized interest

A reconciliation of total interest costs to ‘‘Interest expenses’’ as reported in the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Years ended December 31,
	2019	2020	2021

Total interest costs	1,040,898	1,402,015	1,805,434
Less: interest costs capitalized	(72,205)	(85,509)	(150,697)

Interest expenses	968,693	1,316,506	1,654,737

Interest costs that are directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. The capitalization of interest costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalization of interest costs is ceased when the asset is substantially complete and ready for its intended use.

(x)   Debt issuance costs and commitment costs

Debt issuance costs are capitalized and are amortized over the life of the related debts based on the effective interest method. Debt commitment costs are capitalized and are amortized over the commitment period of the facility on a straight-line basis. Such amortization is included as a component of interest expense.

Unamortised debt issuance costs of RMB226,085 and RMB197,119 are presented as a reduction of debt as of December 31, 2020 and 2021, respectively. Unamortised debt commitment costs of RMB28,919 and nil are presented as other current assets as of December 31, 2020 and 2021, respectively.

(y)    Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The evaluation is based on the Company’s estimates of the future taxable income. The future taxable income incorporates the Company’s best estimate of utilization rates of relevant data centers based on historical actual utilization rates and the Company’s business plans for those data centers which are approved by the board of directors. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(z)    Share-based compensation

The Company accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity -classified awards. The grant-date fair value of the award is recognized as compensation expense, net of forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses , net of forfeitures, over the performance period when the performance goal becomes probable to achieve. The Company also adjusts the compensation cost based on the probability of performance goal achievement at the end of each reporting period. The rewards are earned upon attainment of identified performance goals.

Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses , net of forfeitures, over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

The Company recognizes the estimated compensation cost of service-based restricted share based on the fair value of its ordinary shares on the date of the grant, net of forfeitures, over its respective vesting term.

The Company accounts for forfeitures when they occur. Compensation cost previously recognized are reversed in the period the award is forfeited before completion of the requisite service period.

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

(bb) Foreign currency translation and foreign currency risks

The functional currency of GDS Holdings is the United States dollar (“USD”), whereas the functional currency of its PRC subsidiaries and consolidated VIEs in PRC, subsidiaries in Hong Kong SAR, subsidiaries in Singapore and subsidiary in Malaysia is the RMB, Hong Kong dollar (“HKD”), Singapore dollar (“SGD”) and Malaysian Ringgit (“MYR”), respectively. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC.

Transactions denominated in currencies other than the functional currency are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet dates. Non-monetary items that are denominated in foreign currency are measured at the historical costs by using the exchange rates at the dates of the initial transactions. Exchange gains and losses are recognized in profit or loss and are reported in foreign currency exchange gain (loss) on a net basis.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and restricted cash denominated in RMB amounted to RMB3,554,424 and RMB5,809,753 as of December 31, 2020 and 2021, respectively.

As of December 31, 2021, the Company’s cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong SAR, US and Singapore, and were denominated in the following currencies:

	RMB	USD	HKD	JPY	EUR	SGD	MYR
In PRC	5,788,295	205,328	—	—	—	—	—
In Hong Kong SAR	21,458	160,565	106,301	45,234	146	—	—
In US	—	80,009	—	—	—	—	—
In Singapore	—	505,299	—	—	—	12,552	—
In Malaysia	—	365	—	—	—	—	12
Total in original currency	5,809,753	951,566	106,301	45,234	146	12,552	12
RMB equivalent	5,809,753	6,066,900	86,912	2,507	1,057	59,220	18

(cc) Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash, restricted cash, and accounts receivable. The Company’s investment policy requires cash and restricted cash to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Company regularly evaluates the credit standing of the counterparties or financial institutions.

The Company conducts credit evaluations on its customers prior to transfer the control of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments. Historically, credit losses on accounts receivable have been insignificant.

(dd) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, under the two-class method in accordance with ASC 260, net income (loss) available to the Company’s ordinary shareholders is allocated between  Class A and Class B ordinary shares and other participating securities based on participating rights in undistributed earnings on a proportionate basis. The Company’s redeemable preferred shares (Note 14) are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders, in addition to the cumulative preferential dividend they enjoy. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.

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

(ee) Changes in accounting principle

1)

The Company adopted ASU 2019-12, Income Tax (Topic 740), Simplifying the Accounting for Income Taxes on January 1, 2021. This ASU simplifies accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The adoption of this ASU did not have a material impact on the consolidated financial statements.

2)

The Company adopted ASU 2020-01, Investments – Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) on January 1, 2021. This ASU clarifies the interaction for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The adoption of this standard did not have a material impact on the consolidated financial statements.

3)

The Company adopted ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables - Nonrefundable Fees and Other Costs on January 1, 2021. This ASU clarifies that an entity should reevaluate for each reporting period whether a callable debt security is within the scope of certain guidance in ASC 310-20 that was issued in ASU 2017-08, Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The adoption of this standard did not have a material impact on the consolidated financial statements.

(ff)Recently issued accounting standards

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), which reduces the number of accounting models for convertible debt instruments and convertible preferred stock and clarifies the scope and certain requirements under Subtopic 815-40. The ASU also improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity’s own equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. The Company adopted this standard in the first quarter of 2022, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force), which provides certain guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of other Topic. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted, and should be adopted prospectively to modifications or exchanges occurring on or after the effective date. The Company adopted this standard in the first quarter of 2022, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, Lessors-Certain Leases with Variable Lease. It requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. The Company adopted this standard in the first quarter of 2022, and the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted, and should be adopted prospectively to business combinations occurring on or after the effective date of the amendments.  The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model. The ASU is effective for fiscal years beginning after December 15, 2021, with early adoption permitted, and should be adopted either (1) prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. The Company adopted this standard in the first quarter of 2022, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

3     CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As of December 31,
	2020	2021

Cash	16,259,457	9,968,109
Restricted cash - current assets	86,829	2,014,304
Restricted cash - non-current assets	146,643	43,954

Total cash and restricted cash shown in the consolidated statements of cash flows	16,492,929	12,026,367

Restricted cash was primarily to secure the repayment of bank borrowings and related interests.

4     CONTRACT BALANCES

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2020	2021

Accounts receivable	1,482,498	1,744,810
Less: allowance for doubtful accounts	(2,163)	(12,124)
Accounts receivable, net	1,480,335	1,732,686

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Accounts receivable of RMB819,578 and RMB1,040,521 was pledged as security for bank loans (Note 9) as of December 31, 2020 and 2021, respectively. Accounts receivable of RMB128,353 and RMB110,391 was pledged as security for finance lease and other financing obligations (Note 12) as of December 31, 2020 and 2021, respectively.

The following table presents the movement of the allowance for doubtful accounts:

	Years ended December 31,
	2019	2020	2021

Balance at the beginning of the year	241	133	2,163
Allowance made during the year	274	2,032	10,070
Write-off during the year	(382)	—	—
Foreign exchange impact	—	(2)	(109)
Balance at the end of the year	133	2,163	12,124

During the years ended December 31, 2019, 2020 and 2021, the Company made an allowance on accounts receivable of RMB274, RMB2,032 and RMB10,070, respectively.

Deferred Revenue

The opening and closing balances of the Company’s deferred revenue are as following:

Deferred revenue

Beginning balance as of January 1, 2021	111,539
Increase	24,361

Closing balance as of December 31, 2021	135,900

The difference between the opening and closing balances of the Company’s deferred revenue primarily results from the timing difference between the satisfaction of the Company’s performance obligation and the customer’s payment. As of December 31, 2020 and 2021, the deferred revenue expected to be recognized as revenue after one year amounted to RMB14,871 and RMB44,908, respectively, were recorded in other long-term liabilities in the consolidated balance sheet. The amounts of revenue recognized during the years ended December 31, 2019, 2020 and 2021 from the opening deferred revenue balance was RMB66,500, RMB96,084 and RMB104,640, respectively.

Remaining performance obligations

The Company enters into certain usage-based contracts for colocation and managed services in which revenues are based on the agreed usage-based fees as the actual services are rendered throughout the contract term. The Company elected to apply the practical expedient under ASC606-10-50-14(b) that allows the Company not to disclose the remaining performance obligations for variable considerations, which are charged based on the agreed unit price and number of racks in usage, in connection with these contracts with remaining durations ranging from 1 year to 15 years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2021, the revenues, excluding any variable considerations, expected to be recognized in future periods related to remaining performance obligations that are unsatisfied were as follows:

Revenue expected to be recognized	RMB

Within 1 year	1,084,635
After 1 year but within 2 years	1,208,157
After 2 years but within 3 years	1,251,249
After 3 years but within 4 years	1,197,587
After 4 years but within 5 years	1,040,895
After 5 years	2,403,630

Total	8,186,153

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
At cost:
Land	808,651	1,552,704
Buildings	9,552,953	12,178,017
Data center equipment	10,694,057	17,710,351
Leasehold improvement	7,307,207	8,230,992
Furniture and office equipment	97,039	137,691
Vehicles	4,383	4,606
	28,464,290	39,814,361
Less: Accumulated depreciation	(4,127,504)	(6,425,293)
	24,336,786	33,389,068
Construction in progress	5,259,275	7,234,435
Property and equipment, net	29,596,061	40,623,503

(1)	The carrying amounts of the Company’s property and equipment acquired under finance leases and other financing arrangement were RMB8,207,825 and RMB8,867,222 as of December 31, 2020 and 2021, respectively.
(2)	Depreciation of property and equipment (including assets acquired under finance leases and other financing arrangement) was RMB1,057,171, RMB1,543,130 and RMB2,399,451 for the years ended December 31, 2019, 2020 and 2021, respectively, and included in the following captions:

	Years ended December 31,
	2019	2020	2021

Cost of revenue	1,045,446	1,418,846	2,264,620
General and administrative expenses	10,448	120,604	129,128
Research and development expenses	1,277	3,680	5,703
	1,057,171	1,543,130	2,399,451

(3)	Property and equipment with net a book value of RMB3,497,447 and RMB4,479,259 was pledged as security for bank loans (Note 9) and other financing obligations (Note 12) as of December 31, 2020 and 2021, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(4)	As of December 31, 2020 and 2021, payables for purchase of property and equipment that are contractually due beyond one year of RMB139,162 and nil, respectively, are recorded in other long-term liabilities (Note 13) in the consolidated balance sheets.

6     INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

		As of December 31,
	Note	2020	2021

Customer contracts	8	952,100	1,641,900
Licenses		15,782	15,782
		967,882	1,657,682
Less: accumulated amortization		(182,560)	(375,046)
Intangible assets, net		785,322	1,282,636

The Company’s customer contracts were acquired in business combinations (Note 8). Amortization of intangible assets was RMB58,312, RMB68,688 and RMB192,486 for the years ended December 31, 2019, 2020 and 2021, respectively.

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2022	235,290
2023	233,748
2024	226,890
2025	212,577
2026	206,387
Thereafter	167,744
Total	1,282,636

7     PREPAID LAND USE RIGHTS

Prepaid land use rights, representing the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR acquired before the adoption of ASC 842, consisted of the following:

	As of December 31,
	2020	2021

Prepaid land use rights	736,695	716,492
Less: Accumulated amortization	(58,505)	(81,539)
Prepaid land use rights, net	678,190	634,953

Amortization of prepaid land use rights was RMB26,393, RMB26,656 and RMB24,961 for the years ended December 31, 2019, 2020 and 2021, respectively.

Prepaid land use rights with a net book value of RMB678,190 and RMB634,953 were pledged as security for bank loans (Note 9) as of December 31, 2020 and 2021, respectively.

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

8     ACQUISITIONS AND GOODWILL

The movement of goodwill is set out as below:

	As of December 31,
	2020	2021

Balance at the beginning of the year	1,905,840	2,596,393
Addition during the year	746,015	4,463,504
Measurement period adjustments	(55,462)	16,608
Balance at end of year	2,596,393	7,076,505

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. The goodwill is not deductible for tax purposes. Goodwill is assigned to the design, build-out and operation of data centers reporting unit.

Guangzhou 6 Acquisition

On October 18, 2019, the Company consummated an acquisition of all equity interests in a target company from a third party for an aggregate cash consideration of RMB431,727 (including contingent considerations of RMB243,736).

The target entity owns a data center project (“Guangzhou 6”) in Guangzhou, China.

The amounts of net revenue and net loss of the target entity included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2019 were immaterial.

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

Beijing 9 Acquisition

On December 18, 2020, the Company consummated an acquisition of all equity interests in a target company from a third party for an aggregate cash consideration of RMB816,969 (including contingent considerations of RMB463,496).

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Shanghai 19 Acquisition

On November 17, 2020, the Company consummated an acquisition of all equity interests in a target group from third parties for an aggregate cash consideration of RMB62,480. The target group owns a data center project (“Shanghai 19 Phase I and II”) in Shanghai, China.

The amounts of net revenue and net profit of the target entity included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2020 were immaterial.

Beijing 15 and Beijing 16 Acquisition

On April 30, 2021, the Company consummated an acquisition of all equity interests in a target group, which owns one in-service data center (Beijing 15) and one in-development data center (Beijing 16) by converting a vacant building located at the site of Beijing 15 in Beijing, China, from third parties. The provisional cash consideration for the equity interest was RMB3,176,354, subject to the final confirmation on certain conditions.

Pursuant to a supplemental agreement entered into between the seller and the Company in October 2021, both parties agreed to revise the terms of payment of the purchase price consideration and its payment conditions, resulting in the reduction of the present value of the purchase price consideration of RMB7,007, which was recognized as gain from purchase price adjustment in the consolidated statement of operations for the year ended December 31, 2021.

The amounts of net revenue and net loss of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2021 were RMB354,281 and RMB23,663, respectively.

Beijing 20, Beijing 21, Beijing 22 and Beijing 23 Acquisition

On December 17, 2021, the Company consummated an acquisition of 90% equity interests in a target group, which owns four data center projects (Beijing 20, Beijing 21, Beijing 22 and Beijing 23) in Beijing, China, from third parties for an aggregate cash consideration of RMB1,303,714.

The amounts of net revenue and net loss of the target group included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2021 were immaterial.

Other Business Combinations

In the year ended December 31, 2021, the Company also consummated other acquisitions of data center projects, including Beijing 17, Beijing 18, Beijing 19, Shenzhen 9 and Shenzhen 10, for an aggregate provisional cash consideration of RMB768,107.

The amounts of net revenue and net loss of the target companies included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2020 and 2021 were immaterial.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The allocations of purchase price as of the date of acquisitions for the years ended December 31, 2019, 2020 and 2021 are summarized as follows.

	2019	2020	2021
	Note (i)(ii)	Note (iii)(iv)(v)	Note (vi)(vii)
Fair value of consideration	423,075	1,660,685	5,230,362
Effective settlement of pre-existing relationships upon consolidation	—	(31,229)	20,000
Other net assets acquired	(255,245)	(547,815)	(256,650)
Identifiable intangible assets	(15,000)	(449,600)	(689,800)
Deferred tax liabilities	1,040	75,120	159,592
Total identifiable net assets	(269,205)	(922,295)	(786,858)
Goodwill	153,870	707,161	4,463,504
Note (i):	Other net assets acquired primarily include property and equipment of RMB493,026, accounts payable of RMB118,486 and finance lease and other financing obligations of RMB174,194.
Note (ii):	Identifiable intangible assets acquired consisted of customer contracts of RMB15,000 with an estimated useful life of 7.8 years.
Note (iii):	Other net assets acquired primarily include property and equipment of RMB2,783,257, accounts payable of RMB1,133,760 and finance lease and other financing obligations of RMB1,362,103.
Note (iv):	Identifiable intangible assets acquired consisted of customer contracts of RMB449,600 with estimated useful lives from 6.5 to 12.1 years.
Note (v):

During the one-year measurement period from the acquisition date, the Company recorded adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill of RMB55,462 in the year ended December 31, 2020 and increase to goodwill of RMB16,608 in the years ended December 31, 2021, respectively. The adjustments were a result of information obtained subsequent to the Company’s initial reporting of provisional amounts in accordance with ASC 805, Business Combinations.

Note (vi):

Other net assets acquired primarily included property and equipment of RMB2,974,715, accounts receivable of RMB224,307, accounts payable of RMB412,380, short-term borrowings of RMB461,494, long-term borrowings of RMB840,000 and finance lease and other financing obligations of RMB1,463,851.

Note (vii):	Identifiable intangible assets acquired consisted of customer contracts of RMB689,800 with estimated useful lives from 5.7 to 7 years.

Supplemental pro forma financial information as if the acquisitions had occurred as of the beginning of the comparable prior annual reporting period has not been provided as each of the acquisitions, individually and in aggregate, were not material to the Company’s results of operations during the respective year of the acquisitions.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Asset Acquisitions

In 2019, 2020 and 2021, the Company consummated several acquisitions of certain target entities. These target entities did not meet the definition of a business as of the acquisition date in accordance with ASC 805 Business Combinations, and the acquisitions were accounted for as assets acquisitions. The primary assets acquired were properties self-owned or under finance leases, equipment and leasehold improvements. The Company has elected an accounting policy to measure non-controlling interests in asset acquisition at carryover basis, which is based on the carrying amounts within the acquired entity. Non-controlling interests with a total amount of RMB56,519 was recognized upon these acquisitions in the year ended December 31, 2021.

9     LOANS AND BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2020	2021

Short-term borrowings	1,230,756	4,639,674
Current portion of long-term borrowings	922,634	1,308,339
Sub-total	2,153,390	5,948,013
Long-term borrowings, excluding current portion	10,566,746	18,284,514
Total loans and borrowings	12,720,136	24,232,527

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of December 31,
	2020	2021

Unsecured short-term loans and borrowings	221,436	512,387
Secured short-term loans and borrowings	1,009,320	4,127,287
	1,230,756	4,639,674

Short-term borrowings were secured by the following assets:

	As of December 31,
	2020	2021

Accounts receivable	76,547	65,985
Property and equipment, net	—	397,285
Operating lease ROU assets	—	81,397

	76,547	544,667

As of December 31, 2020 and 2021, short-term borrowings of the consolidated VIEs of RMB89,400 and RMB18,460, respectively, were guaranteed by GDS Holdings Limited and its subsidiaries.

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2020 and 2021 were 4.67% and 4.91% per annum, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of December 31,
	2020	2021

Unsecured long-term loans and borrowings	112,500	60,000
Secured long-term loans and borrowings	11,376,880	19,532,853
	11,489,380	19,592,853

Long-term borrowings were secured by the following assets:

	As of December 31,
	2020	2021

Accounts receivable	743,031	974,536
Property and equipment, net	2,918,670	2,629,904
Prepaid land use rights, net	678,190	634,953
Operating lease ROU assets	599,120	1,537,304
Other non-current assets	—	14,691
	4,939,011	5,791,388

As of December 31, 2020 and 2021, long-term borrowings of the consolidated VIEs of RMB1,348,355 and RMB1,060,250, respectively, were guaranteed by GDS Holdings Limited and its subsidiaries.

In addition to the above assets pledged for secured borrowings, some of the borrowings were guaranteed by the equity interests of the subsidiaries of GDS Holdings Limited.

The weighted average interest rates of long-term borrowings as of December 31, 2020 and 2021 were 6.73% and 5.53% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

The outstanding long-term borrowings mature serially from 2022 to 2036. The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to December 31, 2021 are as follows:

Long-term borrowings
Twelve months ending December 31,
2022	1,308,339
2023	2,117,151
2024	1,951,579
2025	2,231,414
2026	2,555,507
Thereafter	9,428,863
19,592,853

The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 15 years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2021, the Company had total working capital and project financing credit facilities of RMB31,433,242 from various financial institutions, of which the unused amount was RMB7,362,664. As of December 31, 2021, the Company had drawn down RMB24,070,578 from such facilities, of which RMB4,297,406 (net of debt issuance costs of RMB39,926) was recorded in short-term loans and borrowings and RMB19,592,853 (net of debt issuance costs of RMB140,393) was recorded in long-term loans and borrowings, respectively. In addition, the Company also had other short-term loans and borrowings from non-financial institutions which were assumed through certain acquisitions of subsidiaries. Drawdowns from the credit facility  from financial institutions are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, the Company could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule:

(i)	STT GDC Pte. Ltd. (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of GDS Holdings, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of GDS Holdings, or (c) is not or ceases to be the single largest shareholder of GDS Holdings;
(ii)	GDS Holdings and GDS Investment Company are not or cease to be, directly or indirectly, the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment Company (in the case of GDS Holdings), GDS Beijing, Global Data Solutions Co., Ltd. (“GDS Suzhou”), a subsidiary company of GDS Beijing and the relevant borrowing subsidiaries;

(iii)	Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou;
(iv)	GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;
(v)	there are changes in the shareholding structure of a principal operating subsidiary of GDS Holdings, as defined in the relevant loan facility agreement; and
(vi)	the IDC license of GDS Beijing, the borrowing subsidiaries, other affiliated entities, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fails to be renewed on or before the expiry date.

There are certain other events in the loan facility agreements the occurrence of which could obligate GDS Holdings to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule,including, among others, if the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if GDS Holdings fails to maintain its shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement : (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) The Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if the Company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding US$4,500 thousand, or,in some cases, RMB50,000, when due or within any originally applicable grace period;  (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the People’s Bank of China (“PBOC”) in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2021, the Company was in compliance with all of the abovementioned covenants.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

10   CONVERTIBLE BONDS PAYABLE

Convertible Notes due June 1, 2025 issued by the Company (“Convertible Bonds due 2025”)

On June 5, 2018, the Company completed its issuance of Convertible Bonds due 2025 in an aggregate principal amount of US$300 million. The related issuance costs of US$8,948 thousand were deducted from principal of the Convertible Bonds due 2025 and amortized over the period from issuance to the first put date (i.e. June 1, 2023) using the effective interest rate method. In the year ended December 31, 2021, interest expenses of RMB50,337 was recorded for the Convertible Bonds, including RMB38,720 for the contractual interest and RMB11,617 for the amortization of the issuance costs. As of December 31, 2020 and 2021, accrued interests of RMB3,262 and RMB3,187, respectively, were recorded in accrued expenses.

The key terms of the Convertible Bonds due 2025 are summarized as follows:

Maturity Date

●	June 1, 2025

Interest

●	2.0% per annum, accruing from June 5, 2018 (computed on the basis of a 360-day year composed of twelve 30-day months), payable semiannually in arrears on June 1 and December 1 of each year

Repurchase of Notes

●	Holders will have the right to require the Company to repurchase for cash all of their notes, or any portion of the principal thereof that is equal to US$1 thousand or an integral multiple of US$1 thousand, on June 1, 2023 or if a fundamental change occurs at any time.

Tax redemption

●	The Company may redeem, at its option, all but not part of the Convertible Bonds due 2025 if it becomes obligated to pay to the holder of any note ‘‘additional amounts’’ (which are more than a de minimis amount) as a result of any change in tax law at the price equal to 100% of the principal amount together with accrued and unpaid interest. Upon receiving notice of redemption, each holder will have the right to elect to: convert its notes; or not have its notes redeemed and GDS Holdings will not pay any additional amounts as a result of such change in tax law.

Conversion rights

●	Holders may convert their notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date.
●	The conversion rate is initially 19.3865 ADSs of the Company per US$1 thousand principal amount of notes (equivalent to an initial conversion price of approximately US$51.58 per ADS), and subject to changes under certain anti-dilution conditions.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In the year ended December 31, 2020, Convertible Bonds with principal amount of US$10 thousand were converted into ordinary shares as the holders exercised their conversion option. The Company recorded additional paid-in capital of RMB65 upon conversion. As of December 31, 2020 and 2021, the outstanding principal amount of Convertible Bonds due 2025 was US$299,990 thousand.

The effective interest rate of the convertible bonds, after considering the related issuance cost, was 2.65%as of December 31, 2020 and 2021, respectively.

11	ACCOUNTS PAYABLE AND ACCRUED EXPENSES AND OTHER PAYABLES

Accounts payable consisted of the following:

	As of December 31,
	2020	2021
Accounts payable for operating expenses	270,507	328,331
Accounts payable for purchase of property and equipment	3,386,605	3,573,468
	3,657,112	3,901,799

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2020	2021

Consideration payables for acquisitions	888,693	1,855,261
Accrued payroll and welfare benefits	114,632	184,220
Accrued interest expenses	65,390	141,642
Income tax payable	102,683	139,667
Other tax payables	39,372	40,986
Accrued debt issuance costs and other financing costs	32,512	25,930
Amount due to related parties	15,360	24,145
Others	137,339	267,704
	1,395,981	2,679,555

12   LEASES

The Company enters into lease arrangements primarily for data center spaces, office spaces and equipment.

Data center buildings and land leases

During the year ended December 31, 2021, the Company entered into lease agreements with the landlords to lease the building and land, including those acquired through acquisition of subsidiaries, for certain data centers. The Company assessed the lease classification of the building and land components separately at the commencement date. During the year ended December 31, 2021, the Company recorded additional finance lease liabilities of RMB429,208 and operating lease liabilities of RMB419,586 through new lease agreements and acquisition of subsidiaries.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of lease cost are as follows:

	Years ended December 31,
	2019	2020	2021

Finance lease cost:
- Amortization of right-of-use assets	222,101	423,075	546,437
- Interest on lease liabilities	299,511	465,692	592,835
Operating lease cost	100,469	195,869	313,752
Short-term lease cost	5,004	19,987	23,715
Variable lease cost (Note)	—	(55,599)	(786)

Total lease cost	627,085	1,049,024	1,475,953

Note:  During the years ended December 31, 2020 and 2021, the Company was granted lease concessions of RMB55,188 and nil, respectively,by certain landlords due to the effects of the COVID-19 pandemic. The lease concessions were primarily in the form of rent reduction. Such concessions were recognized as variable lease cost (credit) in the period when the concession was granted. In addition, the Company recognized variable lease cost (credit) of RMB411 and RMB786 in the years ended December 31, 2020 and 2021, respectively, for certain finance lease and other financing obligations with floating interest rate.

Supplemental cash flow information related to leases is as follows:

	Years ended December 31,
	2019	2020	2021

Cash paid for amounts included in measurement of lease liabilities (Note):
- Operating cash flows from finance leases	(248,417)	(389,679)	(591,189)
- Operating cash flows from operating leases	(116,295)	(141,480)	(236,589)
- Financing cash flows from finance leases	(302,679)	(198,234)	(265,481)

Non-cash information on lease liabilities arising from obtaining ROU assets
- Finance leases	708,757	1,099,698	25,731
- Operating leases	333,775	553,154	368,069

Note: The above table does not include cash paid for purchase of land use rights and initial direct costs of leases of RMB800,431,RMB744,761 and RMB875,162 in the years ended December 31, 2019, 2020 and 2021, respectively, which are included in “Payments for purchase of property and equipment and land use rights” in the consolidated statements of cash flows.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

	As of December 31,
	2020	2021

Weighted average remaining lease term:
- Finance leases	13.7	12.0
- Operating leases	15.6	13.7

Weighted average discount rate:
- Finance leases	7.00%	6.94%
- Operating leases	6.23%	5.87%

Maturities of lease and other financing obligations were as follows:

	As of December 31, 2020					As of December 31, 2021
			Total of					Total of
			finance lease					finance lease
		Other	and other	Operating			Other	and other	Operating
	Finance lease	financing	financing	lease		Finance lease	financing	financing	lease
	obligations	obligations	obligations	obligations	Total	obligations	obligations	obligations	obligations	Total
Within 1 year	577,933	225,350	803,283	180,447	983,730	621,196	701,350	1,322,546	260,935	1,583,481
After 1 year but within 2 years	600,348	354,625	954,973	190,243	1,145,216	640,445	713,338	1,353,783	246,970	1,600,753
After 2 years but within 3 years	620,461	356,204	976,665	149,300	1,125,965	672,306	714,084	1,386,390	249,383	1,635,773
After 3 years but within 4 years	650,855	377,930	1,028,785	151,545	1,180,330	714,035	454,918	1,168,953	212,829	1,381,782
After 4 years but within 5 years	681,090	361,073	1,042,163	151,063	1,193,226	735,219	417,214	1,152,433	178,627	1,331,060
After 5 years	7,792,794	723,755	8,516,549	1,839,384	10,355,933	7,623,211	473,110	8,096,321	1,935,590	10,031,911
Total	10,923,481	2,398,937	13,322,418	2,661,982	15,984,400	11,006,412	3,474,014	14,480,426	3,084,334	17,564,760

Less: total future interest	(4,343,379)	(578,822)	(4,922,201)	(1,032,829)	(5,955,030)	(4,192,322)	(608,178)	(4,800,500)	(1,055,035)	(5,855,535)
Less: estimated construction costs	-	(47,924)	(47,924)	-	(47,924)	-	(47,241)	(47,241)	-	(47,241)

Present value of lease and other financing obligations	6,580,102	1,772,191	8,352,293	1,629,153	9,981,446	6,814,090	2,818,595	9,632,685	2,029,299	11,661,984
Including:
- Current portion			254,412	86,258	340,670			699,145	145,739	844,884
- Non-current portion			8,097,881	1,542,895	9,640,776			8,933,540	1,883,560	10,817,100

As of December 31, 2021, the Company has additional leases, primarily for data center buildings, that have not yet commenced with total future lease payments of RMB70,928. These leases are expected to commence in fiscal year 2022 with lease terms of 1 year to 20 years.

Lease and other financing obligations were secured by the following assets:

	As of December 31,
	2020	2021

Accounts receivable	128,353	110,391
Equipment, net	578,777	1,452,070
	707,130	1,562,461

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

13   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of December 31,
	2020	2021

Consideration payable for acquisitions	97,457	261,000
Asset retirement obligations	76,909	96,862
Deferred revenue – non-current (Note 4)	14,871	44,908
Deferred government grants	6,196	22,245
Payables for purchase of property and equipment	139,162	—
Others	14,662	114,285
Total	349,257	539,300

14   REDEEMABLE PREFERRED SHARES

On March 27, 2019 (the “Issue Date”), GDS Holdings completed its issuance of 150,000 Convertible Preferred Shares (“redeemable preferred shares”) to an investor at the subscription price of US$1 thousand per share with total consideration of US$150 million.

The movement of redeemable preferred shares is set out as below:

Redeemable
preferred shares
Balance at January 1, 2019	—
Issuance of redeemable preferred shares	989,349
Change in redemption value of redeemable preferred shares	17,760
Accrual of redeemable preferred shares dividends	40,344
Settlement of redeemable preferred shares dividends	(25,014)
Foreign exchange impact	39,542

Balance at December 31, 2019	1,061,981
Accrual of redeemable preferred shares dividends	52,709
Settlement of redeemable preferred shares dividends	(65,489)
Foreign exchange impact	(68,291)

Balance at December 31, 2020	980,910
Accrual of redeemable preferred shares dividends	49,073
Settlement of redeemable preferred shares dividends	(49,221)
Foreign exchange impact	(22,282)
Balance at December 31, 2021	958,480

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Key terms of the convertible preferred shares

Dividends

The holders of the preferred shares are entitled to receive, in priority to the holders of the ordinary shares, cumulative preferred share dividends which are payable quarterly in arrears on March 15, June 15, September 15 and December 15, commencing on June 15, 2019 (each such payment date being a “Regular Dividend Payment Date”). The dividends are 5.0% per annum of the respective preferred shares Stated Value (i.e. the subscription price of preferred shares plus any accrued dividends that are not paid on Regular Dividend Payment Date) (and shall be adjusted to an amount equal to the ordinary share dividend rate if higher). The dividend rate will increase to 7.0% per annum and further increase by 50 basis points each quarter thereafter if the Company has not redeemed all of the preferred shares outstanding as of the eighth anniversary of the Issue Date. The dividends are computed on a basis of a 360-day year and the actual number of days elapsed. Dividends may, at the option of the Company, be paid in cash only, be paid in cash or in additional preferred shares, or a combination thereof.

Conversion

The holders of preferred shares have the right to convert any or all of their holdings of preferred shares Stated Value into Class A Ordinary Shares based on the conversion rate then in effect.

In addition, if, at any time beginning on March 15, 2022, (i) the volume-weighted average price (“VWAP”) per ADS of the GDS Holdings equals or exceeds US$53.40 (adjusted as according to anti-dilution provisions) for at least 20 trading days in any period of 30 consecutive trading days and (ii) the average daily trading volume of the ADS for such 20 qualifying trading days is at least US$10 million in the aggregate, at the Company’s election, all of the preferred shares then outstanding shall be converted into a number of Class A Ordinary Shares based on the conversion rate then in effect.

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

The Company incurred issuance cost of US$2,646 thousand for the issuance of such preferred shares, which was treated as an adjustment to the initial value of the redeemable preferred shares. The Company has elected to measure the redeemable preferred shares by recognizing changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As a result, such issuance cost is immediately recognized as a change in redemption value and charged against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

15   REDEEMABLE NON-CONTROLLING INTERESTS

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

The change in the carrying amount of redeemable non-controlling interests is as follows:

	Year ended December 31,
	2020	2021
Balance at beginning of the year	—	120,820
Capital injection from CPE Fund	105,000	208,801
Net loss attributable to redeemable non-controlling interests	(2,807)	(2,592)
Accretion to redemption value of redeemable non-controlling interests	18,627	77,644
Balance at end of the year	120,820	404,673

16   DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2020 and 2021, the Company did not have outstanding interest rate swap contracts.

The following table reflects the location in the consolidated statements of operations and the amount of realized and unrealized gains/(losses) recognized for the derivative contracts not designated as hedging instruments for the years ended December 31, 2019, 2020 and 2021:

	Consolidated
	statements of	Years ended December 31,
	operations location	2019	2020	2021

Interest rate swap contracts (not designated as hedging instruments) — realized loss	Interest expenses	(1,652)	(19,814)	—
Interest rate swap contracts (not designated as hedging instruments) — unrealized (loss) gain	Interest expenses	(10,606)	10,039	—
		(12,258)	(9,775)	—

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

17   FAIR VALUE MEASUREMENT

The Company did not have financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2021.

Following is a description of the valuation techniques that the Company uses to measure fair value of other financial assets and financial liabilities:

●	Short-term financial instruments (cash, restricted cash, accounts receivable and payable, short-term borrowings, and accrued expenses and other payables) — cost approximates fair value because of the short maturity period.
●	Long-term borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry various interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.
●	Convertible Bonds payable—the estimated fair value was RMB3,683,816 and RMB2,246,231 as of December 31, 2020 and 2021, respectively. The fair value was measured based on the price in the open market.

18   ORDINARY SHARES

On March 19, 2019, the Company completed a public offering in which the Company offered and sold 13,731,343 ADSs (or 109,850,744 Class A ordinary shares), including 1,791,044 ADSs (or 14,328,352 Class A ordinary shares) purchased by the underwriters by exercising their option. The Company raised a total of US$444,699 thousand (RMB2,982,242) in proceeds from this public offering, net of underwriting discounts and commissions and other issuance costs.

On December 10, 2019, the Company completed a public offering in which the Company offered and sold 6,318,680 ADSs (or 50,549,440 Class A ordinary shares), including 824,175 ADSs (or 6,593,400 Class A ordinary shares) purchased by the underwriters by exercising their option. The Company raised a total of US$277,256 thousand (RMB1,951,884) in proceeds from this public offering, net of underwriting discounts and commissions and other issuance costs.

In June 2020, two investors, Hillhouse Capital (“Hillhouse”) and STT GDC, purchased, through a private placement, of US$400 million and US$105 million respectively of 62,153,848 newly issued Class A ordinary shares of the Company at a price equivalent to US$65 per ADS (or US$8.125 per share). The Company received net proceeds of US$500,784 thousand (RMB3,533,285) from this private placement, after deducting underwriting commissions and other issuance costs.

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

As of December 31, 2021, the Company’s outstanding share capital consisted of 1,427,590,059 Class A ordinary shares and 67,590,336 Class B ordinary shares. A holder of a Class A ordinary share is conferred one vote per share on any resolution tabled at the general meeting of GDS Holdings. A holder of a Class B ordinary share is entitled to 20 votes per share on resolutions tabled at the general meeting of GDS Holdings for (i) the election or removal of a simple majority, or six, of directors; and (ii) any change to Articles of Association that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances.

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

A summary of the option activity is as follows:

			Weighted
			average
		Weighted	grant-date
	Number	average	fair value
	of options	exercise price	per option
		(RMB)	(RMB)
Options outstanding at January 1, 2019	24,779,432	5.3	2.2
Granted	—
Exercised	(10,150,336)	5.6	3.5
Forfeited	—

Options outstanding at December 31, 2019	14,629,096	5.4	1.7
Granted	—
Exercised	(14,222,096)	5.5	1.6
Forfeited	—

Options outstanding at December 31, 2020	407,000	5.1	1.6
Granted	—
Exercised	(407,000)	5.1	1.6
Forfeited	—

Options outstanding at December 31, 2021	—

Options vested and expected to be vested at December 31, 2021	—

Total intrinsic value of options exercised was RMB266,863, RMB633,606 and RMB27,775, respectively, for the years ended December 31, 2019, 2020 and 2021.

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

In January, June, July and October 2021, the Company issued a total of 178,280 fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB11,147.

Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

Restricted shares to directors, officers and employees

In August 2019, August 2020 and August 2021, the Company granted non-vested restricted shares of 14,314,160, 11,520,312 and 11,929,608, respectively, to employees, officers and directors. The restricted share awards contained service and market conditions, or service and performance conditions, which are tied to the financial performance of the Company. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, when all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

A summary of the restricted share activity is as follows:

		Weighted average grant-
	Number of	date fair value per share
	Shares	(RMB)

Unvested at January 1, 2019	29,510,504	9.3
Granted	14,551,472	34.2
Vested	(9,122,432)	9.3
Forfeited	(1,582,248)	10.7

Unvested at December 31, 2019	33,357,296	22.4
Granted	11,710,848	66.7
Vested	(12,684,640)	14.1
Forfeited	(1,364,736)	25.1

Unvested at December 31, 2020	31,018,768	42.4
Granted	12,107,888	31.6
Vested	(12,632,104)	29.3
Forfeited	(1,563,832)	37.7

Unvested at December 31, 2021	28,930,720	43.9

The Company recognized share-based compensation expenses of RMB189,447, RMB333,686 and RMB391,275 for the years ended December 31, 2019, 2020 and 2021, respectively, for the restricted share awards. As of December 31, 2021, total unrecognized compensation expense relating to the unvested shares was RMB422,369. The expense is expected to be recognized over a weighted average period of 1.53 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2019, 2020 and 2021.

Total intrinsic value of restricted shares vested was RMB311,923, RMB827,396 and RMB674,147, respectively, for the years ended December 31, 2019, 2020 and 2021. Aggregate intrinsic value of unvested restricted shares as of December 31, 2021 was RMB1,087,349.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	August 2019	August 2020	August 2021
Risk-free rate of return	1.67% - 1.88%	0.14% - 0.19%	0.07% - 0.33%
Volatility	63.22%	59.23%	49.271% - 50.295%
Expected dividend yield	0.00%	0.00%	0.00%
Share price at grant date	US$5.02375	US$10.1475	US$7.45
	(RMB34.6)	(RMB70.5)	(RMB48.2)
Expected term	1 – 3 years	1 – 3 years	1 – 3 years

(1)	Volatility

Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected term of each grant.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(2)	Risk-free interest rate

Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

A summary of share-based compensation expenses for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Years ended December 31,
	2019	2020	2021

Costs of revenue	46,007	89,943	110,291
Selling and marketing expenses	39,436	54,204	53,560
General and administrative expenses	101,949	184,943	219,328
Research and development expenses	2,364	4,596	8,096
Total share-based compensation expenses	189,756	333,686	391,275

20   REVENUE

Net revenue consisted of the following:

	Years ended December 31,
	2019	2020	2021

Colocation services	3,261,745	4,710,923	6,514,268
Managed service and others	832,826	1,005,945	1,300,136
Service revenue	4,094,571	5,716,868	7,814,404
Equipment sales	27,834	22,104	4,277
Total	4,122,405	5,738,972	7,818,681

21   INCOME TAX

Pursuant to the rules and regulations of the Cayman Islands, GDS Holdings is not subject to any income tax in the Cayman Islands in 2019 and 2020. It was registered as a Hong Kong SAR tax resident and subject to the Hong Kong SAR Profits Tax rate of 16.5% in 2021.

Three PRC entities are entitled to PRC Corporate Income Tax (“CIT”) rate of 15% in those years that being recognized as “High and New Technology Enterprise” as long as the relevant requirements are satisfied. Certain PRC entities satisfying the criteria of “Small and Micro Businesses” enjoy lower income tax rates. All the other PRC subsidiaries and consolidated VIEs of the Company are subject to CIT rate of 25%.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company’s Singapore and Malaysia subsidiaries are subject to the Singapore CIT rate of 17% and the Malaysia CIT rate of 24%, respectively.

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Years ended December 31,
	2019	2020	2021
Loss (income) before income taxes:
PRC	68,080	(19,765)	287,250
Other jurisdictions	358,353	568,201	661,502
Total loss before income taxes	426,433	548,436	948,752

Current tax expenses:
PRC	65,819	210,503	290,924
Other jurisdictions	3	14	—
Total current tax expenses	65,822	210,517	290,924

Deferred tax benefits:
PRC	(50,172)	(89,739)	(48,463)
Other jurisdictions	—	—	—
Total deferred tax benefits	(50,172)	(89,739)	(48,463)

Total income taxes expenses	15,650	120,778	242,461

The actual income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC statutory income tax rate to loss before income taxes due to the following:

	Years ended December 31,
	2019	2020	2021

PRC enterprise income tax rate	25.0%	25.0%	25.0%
Non-PRC resident enterprises not subject to income tax	(21.4)%	(27.6)%	0.0%
Tax differential for entities in non-PRC jurisdiction	(1.4)%	(1.3)%	(0.2)%
Preferential tax rate	0.0%	(0.3)%	0.6%
Tax effect of current year permanent differences	1.5%	1.0%	(5.4)%
Expiration of unused net operating losses	(1.4)%	(1.3)%	(1.5)%
Non-taxable income and non-deductible expenses	0.0%	2.5%	(14.2)%
Change in valuation allowance	(8.7)%	(21.3)%	(31.0)%
Return to provision adjustment	2.7%	1.3%	1.1%
	(3.7)%	(22.0)%	(25.6)%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021
Deferred tax assets:
Allowance for accounts receivable	1,959	2,858
Government subsidy	1,549	5,561
Accrued expenses	24,597	47,068
Asset retirement obligation	19,227	24,167
Operating lease liabilities	411,289	467,734
Finance lease and other financing obligations	1,577,663	1,636,506
Net operating losses carry forwards	386,999	713,135
Other non-current assets	—	41,853
Other non-current liabilities	—	26,621
Total gross deferred tax assets	2,423,283	2,965,503
Valuation allowance on deferred tax assets	(328,821)	(775,528)
Deferred tax assets, net of valuation allowance	2,094,462	2,189,975

Deferred tax liabilities:
Property and equipment	(1,663,342)	(1,687,122)
Intangible assets	(195,093)	(319,037)
Prepaid land use rights	(1,572)	(1,532)
Operating lease right-of-use assets	(550,374)	(711,444)
Other current assets	—	(18,622)
Total deferred tax liabilities	(2,410,381)	(2,737,757)

Net deferred tax liabilities	(315,919)	(547,782)

Analysis as:
Deferred tax assets	146,088	186,496
Deferred tax liabilities	(462,007)	(734,278)
Net deferred tax liabilities	(315,919)	(547,782)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	Years ended December 31,
	2019	2020	2021

Balance at the beginning of the year	155,852	205,976	328,821
Increase during the year	50,124	122,845	446,707
Balance at the end of the year	205,976	328,821	775,528

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2021, the Company’s net deferred tax assets were RMB186,496, which is net of a valuation allowance of RMB775,528. The deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB713,135 and RMB637,083, respectively as of December 31, 2021. This valuation allowance was related to the deferred tax assets of certain subsidiaries and consolidated VIEs of the Company. These entities were in a cumulative loss position with net operating losses carry forwards which are subject to expiration. The Company evaluated the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized, based on the Company’s expectations of future taxable income and timing of net operating losses carry forwards expirations. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. The Company considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries and consolidated VIEs amounted to RMB2,725,999 as of December 31, 2021, of which RMB87,190, RMB303,687, RMB352,655, RMB674,998 and RMB1,307,469 will expire if unused by December 31, 2022, 2023, 2024, 2025 and 2026, respectively.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2020 and 2021, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC.

22   RESTRICTED NET ASSETS

Pursuant to the laws and regulations of the PRC, the PRC entities are required to allocate at least 10% of their after-tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. The general reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividend.

These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted portion amounted to RMB 13,109,939 and RMB 20,939,896 as of December 31, 2020 and 2021, respectively, including non-distributable general reserve fund of RMB 55,333 and RMB 66,098 as of December 31, 2020 and 2021, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

23   LOSS PER CLASS A and CLASS B ORDINARY SHARE

The computation of basic and diluted loss per share is as follows:

	Years ended December 31,
	2019	2020	2021

Net loss	(442,083)	(669,214)	(1,191,213)
Net loss attributable to non-controlling interests	—	—	1,403
Net loss attributable to redeemable non-controlling interests	—	2,807	2,592
Accretion to redemption value of redeemable non-controlling interests	—	(18,627)	(77,644)
Change in redemption value of redeemable preferred shares	(17,760)	—	—
Cumulative dividend on redeemable preferred shares	(40,344)	(52,709)	(49,073)
Net loss available to GDS Holdings Limited ordinary shareholders	(500,187)	(737,743)	(1,313,935)

Weighted average number of ordinary shares outstanding - basic and diluted	1,102,953,366	1,253,559,523	1,452,906,722

Loss per ordinary share - basic and diluted	(0.45)	(0.59)	(0.90)

The following table sets forth the computation of basic and diluted loss per Class A and Class B ordinary share:

	Years ended December 31,
	2019		2020		2021
	Class A	Class B	Class A	Class B	Class A	Class B
Allocation of net loss available to GDS Holdings Limited ordinary shareholders	(469,535)	(30,652)	(697,965)	(39,778)	(1,252,810)	(61,125)
Weighted average number of ordinary shares outstanding - basic and diluted	1,035,363,030	67,590,336	1,185,969,187	67,590,336	1,385,316,386	67,590,336
Loss per ordinary share - basic and diluted	(0.45)	(0.45)	(0.59)	(0.59)	(0.90)	(0.90)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

During the years ended December 31, 2019, 2020 and 2021, the Company issued 48,962,896, 32,592,288 and nil ordinary shares, respectively, to its share depository bank, which have been and will continue to be used to settle stock option and restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

The following securities were excluded from the computation of diluted loss per share as inclusion would have been either the performance condition relating to the securities have not been satisfied or anti-dilutive. The share options and restricted shares below represented the maximum number of shares to be issued.

	Years ended December 31,
	2019	2020	2021

Share options/restricted shares	47,986,392	31,425,768	28,930,720
Convertible bonds payable	46,527,600	46,526,049	46,526,049
Total	94,513,992	77,951,817	75,456,769

24   SEGMENT INFORMATION

The Company has one operating segment, which is the design, build-out and operation of data centers. The Company’s chief operating decision maker is the chief executive officer of the Company who reviews the Company’s consolidated results of operations in assessing performance of and making decisions about resource allocations to this segment.

During the years ended December 31, 2019, 2020 and 2021, substantially all of the Company’s operations are in the PRC. As of December 31, 2020 and 2021, the long-lived assets amounted to RMB1,627,832 and RMB2,670,937, respectively, were located in Hong Kong SAR, nil and RMB167,818, respectively, were located in Singapore and substantially all of the remaining long-lived assets were in the PRC.

25   MAJOR CUSTOMERS AND SUPPLIERS

During the year ended December 31, 2019, the Company had three contracting customers, which generated over 10% of the Company’s total revenues or RMB1,010,794, RMB712,780 and RMB535,990, respectively. During the year ended December 31, 2020, the Company had three contracting customers, which generated over 10% of the Company’s total revenues or RMB1,347,165, RMB847,620 and RMB674,621, respectively. During the year ended December 31, 2021, the Company had four contracting customers, which generated over 10% of the Company’s total revenues or RMB1,736,295, RMB964,414, RMB873,378 and RMB785,528, respectively.

During the years ended December 31, 2019, 2020 and 2021, the numbers of major suppliers of the Company were two, two and one, respectively, from whom the purchase amounts from each of them accounted for over 10% of the Company’s operating expenditures. Severe impact can result from total or partial loss of the business relationship.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

26   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

Capital commitments outstanding as of December 31, 2020 and 2021 not provided for in the financial statements were as follows:

	As of December 31,
	2020	2021

Contracted for	3,949,623	3,790,769

In addition, commitment for purchase of land use rights was RMB20,650 and RMB90,938 as of December 31, 2020 and 2021, respectively.

(b)   Lease commitments

The Company’s lease commitments are disclosed in Note 12.

27   RELATED PARTY TRANSACTIONS

In 2019, 2020 and 2021, the related parties of the Company are as follows:

Name of party	Relationship

STT GDC	Principal ordinary shareholder of the Company
STT Singapore DC Pte. Ltd.	Subsidiary of STT GDC
STT DEFU 2 Pte. Ltd.	Subsidiary of STT GDC

The Company entered into the following material related party transactions.

(a)   Major transactions with related parties

		Years ended December 31,
		2019	2020	2021

Commission income	(Note)
STT Singapore DC Pte. Ltd.		624	553	546
STT DEFU 2 Pte. Ltd.		332	485	464
		956	1,038	1,010

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)  Major balances with related parties

		As of December 31,
		2020	2021

Amount due to related parties:	(Note)
STT Singapore DC Pte. Ltd.		7,938	13,905
STT DEFU 2 Pte. Ltd.		7,422	10,239
		15,360	24,144

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

During the year ended December 31, 2021, the Company recognized RMB546 and RMB464, respectively, as commission income from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. Income earned is based on amount billed on behalf of these two related parties to the ultimate customer amounting to RMB45,345 and RMB39,818, respectively.  As of December 31, 2021, amount due to related parties represents the service fee received on behalf of the related parties for one of their customers, which is recorded in accrued expenses and other payables.

These amounts due to related parties are trade in nature and are settled on a recurring basis.

28   PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and the consolidated VIEs. As of December 31, 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Balance Sheets

	As of December 31,
	2020	2021
Assets

Current assets
Cash	12,312,249	3,288,955
Restricted cash	—	1,944,589
Prepaid expenses	39,187	10,836
Other current assets	23,136	4,720
Total current assets	12,374,572	5,249,100
Investment, loans and amounts due from subsidiaries and consolidated VIEs	16,146,058	25,260,616
Other non-current assets	3,616	777
Total assets	28,524,246	30,510,493

Liabilities, Mezzanine Equity and Shareholders’ Equity

Current liabilities
Short-term borrowings	—	3,148,188
Accounts payable	12,451	899
Accrued expenses and other payables	29,790	32,395
Due to subsidiaries	868	849
Total current liabilities	43,109	3,182,331

Convertible bonds payable	1,928,466	1,895,846
Other long-term liabilities	5,769	—
Total liabilities	1,977,344	5,078,177

Mezzanine equity
Redeemable preferred shares (US$ 0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of RMB 980,910 and RMB 958,480 as of December 31, 2020 and 2021, respectively; Liquidation preference of RMB 2,576,578 and RMB 1,269,027 as of December 31, 2020 and 2021, respectively)	980,910	958,480
Total mezzanine equity	980,910	958,480

Shareholders' equity
Ordinary shares (US$ 0.00005 par value; 2,002,000,000 authorized; 1,427,590,059 Class A ordinary shares issued and outstanding as of December 31, 2020 and 2021; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2020 and 2021)	507	507
Additional paid-in capital	28,728,717	28,983,330
Accumulated other comprehensive loss	(439,635)	(599,186)
Accumulated deficit	(2,723,597)	(3,910,815)
Total shareholders’ equity	25,565,992	24,473,836
Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	28,524,246	30,510,493

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Operations

	Years ended December 31,
	2019	2020	2021

Net revenue	—	—	—
Cost of revenue	(50,201)	(94,312)	(116,151)
Gross loss	(50,201)	(94,312)	(116,151)

Operating expenses
Selling and marketing expenses	(40,721)	(58,649)	(54,768)
General and administrative expenses	(153,854)	(224,934)	(285,077)
Research and development expenses	(2,364)	(4,596)	(8,096)
Loss from operations	(247,140)	(382,491)	(464,092)

Other income (expenses):
Interest income	48,020	18,641	25,215
Interest expenses	(128,539)	(155,605)	(95,313)
Equity in loss of subsidiaries and consolidated VIEs	(114,418)	(144,153)	(653,251)
Others, net	(6)	(2,799)	223
Loss before income taxes	(442,083)	(666,407)	(1,187,218)

Income tax expenses	—	—	—
Net loss	(442,083)	(666,407)	(1,187,218)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2019	2020	2021

Net loss	(442,083)	(666,407)	(1,187,218)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	86,570	(386,951)	(159,714)
Comprehensive loss	(355,513)	(1,053,358)	(1,346,932)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

	Years ended December 31,
	2019	2020	2021

Operating activities:
Net cash used in operating activities	(48,514)	(45,269)	(83,019)

Investing activities:
Investment, loans and advances to subsidiaries	(4,473,682)	(4,940,005)	(9,935,432)
Net cash used in investing activities	(4,473,682)	(4,940,005)	(9,935,432)

Financing activities:
Proceeds from short-term borrowings	—	—	3,187,850
Proceeds from long-term borrowings	268,100	—	—
Payment of issuance cost of borrowings	—	(10,619)	(40,645)
Payment of commitment cost of borrowings	—	(45,968)	—
Repayment of long-term borrowings	—	(657,820)	—
Proceeds from exercise of stock options	55,469	78,748	2,082
Net proceeds from issuance of ordinary shares	4,934,126	15,974,517	—
Net proceeds from issuance of redeemable preferred shares	989,349	—	—
Payment of redeemable preferred shares dividends	(25,014)	(65,489)	(49,221)
Net cash provided by financing activities	6,222,030	15,273,369	3,100,066
Effect of exchange rate changes on cash and restricted cash	70,291	(563,459)	(160,320)

Net increase (decrease) in cash and restricted cash	1,770,125	9,724,636	(7,078,705)
Cash and restricted cash at beginning of year	817,488	2,587,613	12,312,249
Cash and restricted cash at end of year	2,587,613	12,312,249	5,233,544

Supplemental disclosures of cash flow information
Interest paid	88,818	92,509	38,243

Supplemental disclosures of non-cash investing and financing activities
Settlement of liability-classified restricted share award	7,984	10,089	11,147
Conversion of convertible bonds	—	65	—

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

29   SUBSEQUENT EVENTS

Private Placement of Convertible Senior Notes

On March 8, 2022, the Company completed the private placement of convertible senior notes due 2029 (the “Notes”) with aggregate principal of US$ 620,000 thousand to certain investors. The Notes bore an annual interest rate of 0.25% and are convertible into American Depositary Shares (“ADSs”) or Class A ordinary shares of the Company at the option of the holders, at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date at a conversion price initially being US$ 50 per ADS, subject to customary anti-dilution adjustments. The Company has the right to force a conversion by the holders of all (but not some only) of the relevant series of Notes at any time on or after the fifth anniversary of the issuance of the Notes in exchange for ADSs or Class A ordinary shares at the then-prevailing conversion rate, provided certain conditions are met. In addition, the Company has the right to redeem all (but not some only) of the relevant series of Notes upon the occurrence of certain changes in tax law subject to a right of holders of such Notes to elect not to have their Notes to be redeemed. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes in cash on the fifth anniversary of the issuance of the Notes, or in the event of certain fundamental changes, in each case at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.