Form 20-F
period 2022-12-31
GDS Holdings Ltd
filed 2023-04-04
CIK 1526125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2022	1,456,842,655
Class B ordinary shares were outstanding as of December 31, 2022	67,590,336

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes    ☐ No

GDS HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2022

i

Conventions That Apply to This Annual Report on Form 20-F

Unless we indicate otherwise, references in this annual report on Form 20-F to:

●	“2019 PRC Foreign Investment Law” are to the PRC Foreign Investment Law promulgated by the National People’s Congress in March 2019, which became effective on January 1, 2020;
●	“ADSs” are to our American depositary shares, each of which represents eight Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“area committed” are to that part of our area in service which is committed to customers pursuant to customer agreements remaining in effect;
●	“area held for future development” are to the estimated net floor area that we have secured for potential future development by different means, which are not actively under construction;
●	“area in service” are to the entire net floor area of data centers (or phases of data centers) which are ready for service;
●	“area pre-committed” are to that part of our area under construction which is pre-committed to customers pursuant to customer agreements remaining in effect;
●	“area under construction” are to the entire net floor area of data centers (or phases of data centers) which are actively under construction and have not yet reached the stage of being ready for service;
●	“area utilized” are to that part of our area in service that is committed to customers and revenue generating pursuant to the terms of customer agreements remaining in effect;
●	“Articles” or “Articles of Association” are to our Articles of Association (as amended from time to time), adopted on June 29, 2021 and effective on June 29, 2021;
●	“build-operate-transfer data centers” or “B-O-T data centers” are to data centers that we undertake to build and operate for specific customers for their exclusive use, and transfer to such customers at the end of the contract period;
●	“carrier-neutral” or “cloud-neutral” are to data centers that are not owned, operated, or tied to any one network or cloud service provider, respectively;
●	“CBIRC” are to the China Banking and Insurance Regulatory Commission, the predecessor of the State Administration for Financial Regulation of the PRC;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, and the special administrative regions of Hong Kong and Macau;
●	“Circular 82” are to the Notice Regarding the Determination of Chinese-controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017;
●	“Class A ordinary shares” are to Class A ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at our general meeting;

●	“Class B ordinary shares” are to Class B ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring weighted voting rights in our company such that a holder of a Class B ordinary share is entitled to 20 votes per share on resolutions tabled at our general meeting for (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances;
●	“commitment rate” are to the ratio of area committed to area in service;
●	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“Controlling Shareholders” are to Mr. Huang and STT GDC, unless the context otherwise requires; such term has the meaning ascribed to it under the Hong Kong Listing Rules;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“Data Center Operation Management Platform” are to the platform we developed and operate which provides real-time information on many aspects of data center operating performance;
●	“DTC” are to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;
●	“Entity List” are to the list maintained by the United States or U.S. Department of Commerce identifying foreign entities believed to be involved, or pose a significant risk of being or becoming involved, in activities contrary to the national security or foreign policy interests of the United States and which are prohibited from acquiring some or all items subject to the U.S. Export Administration Regulations, or EAR;
●	“ESG report” or “Environmental, Social and Governance Report” are to all ESG reports that we have issued, namely, our 2020 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on November 30, 2021, and our 2021 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on December 1, 2022;
●	“foreign private issuer” are to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
●	“GDS Beijing” are to Beijing Wanguo Chang’an Science and Technology Co., Ltd., a limited liability company established in the PRC on May 30, 2006 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Holdings,” “company,” “our company,” “we,” “our” or “us” are to GDS Holdings Limited, a company incorporated in the Cayman Islands with limited liability on December 1, 2006 and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time;
●	“GDS International”, are to DigitalLand Holdings Limited, a company incorporated in the Cayman Islands with limited liability on May 18, 2022, which is the holding company of its consolidated subsidiaries and the consolidated affiliated entities conducting international business and operation outside mainland China;
●	“GDS Investment Company” are to GDS (Shanghai) Investment Co., Ltd. (formerly known as Shanghai Free Trade Zone GDS Management Co., Ltd.), a limited liability company established in the PRC on December 30, 2015 and our wholly-owned indirect subsidiary;
●	“GDS Shanghai” are to Shanghai Shu’an Data Services Co., Ltd., a limited liability company established in the PRC on May 4, 2011 and a wholly-owned subsidiary of Management HoldCo;

●	“GDS Suzhou” are to Global Data Solutions Co., Ltd., a limited liability company established in the PRC on September 30, 2000 and a wholly-owned subsidiary of GDS Beijing;
●	“GIC” are to GIC Private Limited, Singapore’s sovereign wealth fund;
●	“gross floor area” are either to the total internal area of buildings which we own, or to the total area under lease with respect to buildings which we lease;
●	“Group,” “our Group” or “the Group” are to GDS Holdings Limited and its subsidiaries (including the variable interest entities) from time to time;
●	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“IDC(s)” are to internet data center(s);
●	“M&A Rules” are to the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors jointly issued by MOFCOM, SASAC, STA, CSRC, SAIC and SAFE on August 8, 2006, effective on September 8, 2006 and further amended on June 22, 2009 by MOFCOM;
●	“Macau” or “Macau S.A.R.” are to the Macau Special Administrative Region of the PRC;
●	“Management HoldCo” are to Shanghai Xinwan Enterprise Management Co., Ltd., a limited liability company established in the PRC on October 16, 2019; as of February 28, 2023, the shareholders of Management HoldCo were Yilin Chen (senior vice president, product and service and Southeast Asia business), Yan Liang (senior vice president, design, operation and delivery), Kejing Zhang (senior vice president, sales), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business); such shareholders were designated by the board of directors of our company;
●	“Memorandum” or “Memorandum of Association” are to our memorandum of association (as amended from time to time);
●	“MIIT” are to the Ministry of Industry and Information Technology;
●	“MOFCOM” are to the Ministry of Commerce of the PRC;
●	“move-in period” are to the period commencing when part of the area committed under a particular customer agreement becomes area utilized and ending when all of the area committed under such customer agreement becomes area utilized in accordance with the terms of such customer agreement remaining in effect;
●	“Mr. Huang” are to Mr. William Wei Huang, the founder, chairman of the board, and chief executive officer of our company and a Controlling Shareholder;
●	“Nasdaq” are to the Nasdaq Global Market;

●	“NDRC” are to the National Development and Reform Commission;
●	“Negative List (2021)” are to the Special Administrative Measures (Negative List) for Foreign Investment Access, most recently jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and which became effective on January 1, 2022, as amended, supplemented or otherwise modified from time to time;
●	“net floor area” are to the total internal area of the computer rooms within each data center where customers can house, power and cool their computer systems and networking equipment;
●	“ordinary shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.00005 per share;
●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“PRC government” or “State” are to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
●	“pre-commitment rate” are to the ratio of area pre-committed to area under construction;
●	“Principal Share Registrar” are to Conyers Trust Company (Cayman) Limited;
●	“PUE” are to power usage effectiveness;
●	“PUE ratio” are to power usage effectiveness ratio, a metric used to determine the energy efficiency of a data center; it is determined by dividing the total amount of power consumed by the data center by the total amount of power consumed directly by customers to operate their IT systems housed in the data center;
●	“ready for service” are to data centers (or phases of data centers) which have passed commissioning and testing, obtained government approvals for operation, are fully supplied with power, and contain one or more computer rooms fully equipped and fitted out ready for utilization by customers;
●	“RMB” or “Renminbi” are to Renminbi, the lawful currency of the PRC;
●	“SAFE” are to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
●	“SAFE Circular 37” are to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by SAFE with effect from July 4, 2014;
●	“SAIC” or “SAMR” are to the State Administration for Industry and Commerce of the PRC, currently known as the PRC State Administration for Market Regulation;
●	“SASAC” are to the State-owned Assets Supervision and Administration Commission of the State Council;
●	“SCNPC” are to the Standing Committee of the National People’s Congress of the PRC;
●	“SEC” are to the United States Securities and Exchange Commission;

●	“self-developed data centers” are to data centers operated by us that we either purpose-build from the ground up, develop from building shells purpose-built for us, convert from existing buildings, acquire, or build, operate, and transfer pursuant to contacts with specific customers;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shareholder(s)” are to holder(s) of ordinary shares and, where the context requires, ADSs;
●	“sqm” are to square meters;
●	“STA” are to the State Taxation Administration of the PRC;
●	“State Council” are to the PRC State Council;
●	“STT GDC” are to STT GDC Pte. Ltd., a private limited liability company incorporated in Singapore on November 21, 2012, and a wholly owned subsidiary of STT Communications Ltd., which is in turn a wholly owned subsidiary of Singapore Technologies Telemedia Pte. Ltd., or ST Telemedia;
●	“Takeovers Codes” are to the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong;
●	“third-party data centers” are to data center net floor area operated by us that we lease on a wholesale basis from other data center providers and use to provide data center services to our customers;
●	“Tier 1 markets” are to the areas in and around the cities of Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing;
●	“total area committed” are to the sum of area committed and area pre-committed;
●	“UK” or “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland;
●	“U.S.” or “United States” are to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
●	“US$” or “U.S. dollars” are to the legal currency of the United States;
●	“utilization rate” are to the ratio of area utilized to area in service;
●	“variable interest entities,” “VIE” or “VIEs” are to the variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the VATS licenses, or other business operation licenses or approvals, in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;

●	“VAT” are to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
●	“VATS” are to value-added telecommunications services;
●	“VIE structure” or “Contractual Arrangements with Affiliated Consolidated Entities” or “contractual arrangements with the consolidated VIEs” are to the variable interest entity structure; and
●	“WFOE(s)” are to wholly foreign owned enterprise(s) incorporated in the PRC which is/are directly or indirectly wholly owned by our company.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude Class A ordinary shares issuable upon (i) conversion of our convertible senior notes and (ii) conversion of our convertible preferred shares.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022.

Our ADSs are listed on the Nasdaq under the ticker symbol “GDS.” Our ordinary shares are listed on the Hong Kong Stock Exchange under the stock code “9698.”

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

ITEM 3.    KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated Affiliated Entities

GDS Holdings Limited is not an operating company in China, but instead is a Cayman Islands holding company. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in telecommunications-related businesses, including the provision of VATS. Our internet data center businesses are classified as VATS by the PRC government. Accordingly, we operate substantially all of these business operations in China through the consolidated VIEs and their subsidiaries, as well as through our subsidiaries, and rely on contractual arrangements, described below, to control the business operations of the consolidated VIEs. GDS Holdings Limited has no equity ownership in the consolidated VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 95.0%, 96.1% and 96.1% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to a company incorporated in the Cayman Islands and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time. Investors in our ADSs are not purchasing an equity interest in the consolidated VIEs and their subsidiaries in China, but instead are purchasing an equity interest in a Cayman Islands holding company and its subsidiaries (excluding the VIEs and their subsidiaries).

Our wholly-owned PRC subsidiaries, the consolidated VIEs and their shareholders have entered into a series of contractual arrangements, including equity interest pledge agreements, shareholder voting rights proxy agreements, exclusive technology license and service agreements, intellectual property rights license agreements, exclusive call option agreements and loan agreements. The terms in each set of contractual arrangements with the consolidated VIEs and their shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.” We rely on these contractual arrangements to control the business operations of the consolidated VIEs. As a result of these contractual arrangements, we are the primary beneficiary of Management HoldCo, GDS Shanghai, GDS Beijing and their respective subsidiaries, and, therefore, have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIEs and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The individual management shareholders of our Management HoldCo may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

Under PRC laws and regulations, our subsidiaries and the VIEs and their subsidiaries incorporated in China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. As of December 31, 2022, the restricted net assets were RMB24,955.7 million (US$3,618.2 million), including those of the VIEs and their subsidiaries of RMB284.6 million (US$41.3 million) and our subsidiaries of RMB24,671.1 million (US$3,577.0 million), which mainly consisted of paid-in registered capital. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure —We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

Under PRC laws, GDS Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or intercompany loans, and to our VIEs and their subsidiaries only through intercompany loans, subject to satisfaction of applicable government registration and approval requirements.

In the years ended December 31, 2020, 2021 and 2022, GDS Holdings Limited, through the intermediate holding companies, made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB4,940.0 million, RMB9,935.4 million and RMB6,312.5 million (US$915.2 million), respectively.

In the years ended December 31, 2020, 2021 and 2022, GDS Holdings Limited and our subsidiaries did not provide any additional intercompany loans to the VIEs or their subsidiaries and the VIEs and their subsidiaries did not repay any existing intercompany loans to GDS Holdings Limited and our subsidiaries.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, KPMG Huazhen LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by KPMG Huazhen LLP on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC, or MOF, in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the Nasdaq and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, or threatened with such a prohibition, the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and ordinary shares. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

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

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, the consolidated VIEs and their subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with acquisitions conducted by foreign investors or future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long it will take to obtain such approval or complete such filing.”

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

Risks Relating to Our Business and Industry

●	A slowdown in the demand for data center capacity or managed services could have a material adverse effect on us;
●	Any inability to manage the growth of our operations could disrupt our business and reduce our profitability;
●	If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected;
●	Our business requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services;
●	The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements;
●	Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers could adversely affect our financial condition and results of operations;
●	We are expanding our operations to new markets outside of mainland China and Hong Kong, which subject us to additional regulatory, economic and political risks, and we may not be able to effectively implement our international expansion plans; and

●	As we further expand in Southeast Asia, specifically in Singapore, Malaysia and Indonesia, adverse developments in the economic, political, or regulatory environment of these countries may materially adversely affect our business and operating results.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries;
●	Our contractual arrangements with the consolidated VIEs may result in adverse tax consequences to us; and
●	We rely on contractual arrangements with the consolidated VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

Risks Related to Doing Business in the People’s Republic of China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies; and
●	We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

Risks Related to Our ADSs and Class A Ordinary Shares

●	The trading prices of our ADSs and ordinary shares may be volatile, which could result in substantial losses to you;
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and/or ordinary shares and trading volume could decline;
●	Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares;
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and/or ordinary shares for return on your investment; and
●	The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ADSs and/or ordinary shares.

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

Adverse developments in the data center market, in the industries in which our customers operate, or in demand for cloud computing could lead to a decrease in the demand for data center capacity or managed services, which could have a material adverse effect on us. We face risks including:

●	a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors;

●	a reduction in cloud adoption or a slowdown in the growth of the internet generally as a medium for commerce and communication and the use of cloud-based platforms and services in particular;
●	a downturn in the market for data center capacity generally, which could be caused by an oversupply of or reduced demand for space, and a downturn in cloud-based data center demand in particular; and
●	the rapid development of new technologies or the adoption of new industry standards that render our or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or that they become insolvent.
●	a downturn in the overall economic environment, which causes material challenges to our customers in their own business, as a result of which they may move-in more slowly to our data centers, reduce the area utilized by them, pay only the minimum billable amount stated in customer agreements, or seek to renegotiate, terminate early, or not renew such agreements at expiry.

To the extent that any of these or other adverse conditions occur, they are likely to impact market demand and pricing for our services.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

We have experienced significant growth in recent years. Our net revenue grew from RMB5,739.0 million in 2020 to RMB7,818.7 million in 2021, representing an increase of 36.2%, and further increased to RMB9,325.6 million (US$1,352.1 million) in 2022, representing an increase of 19.3%. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a managed service agreement and provide consulting services. Our net revenues from colocation services were RMB4,710.9 million, RMB6,514.3 million and RMB7,943.3 million (US$1,151.7 million) in 2020, 2021 and 2022, representing 82.1%, 83.3% and 85.2% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB1,006.0 million, RMB1,300.1 million and RMB1,374.6 million (US$199.3 million) in 2020, 2021 and 2022, representing 17.5%, 16.6% and 14.7% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB22.1 million, RMB4.3 million and RMB7.7 million (US$1.1 million) in 2020, 2021 and 2022, representing 0.4%, 0.1% and 0.1% of total net revenue over the same periods, respectively.

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

We have been expanding, and plan to continue to expand, the nature and scope of our service offerings, particularly into the area of managed cloud services, including direct private connection to major cloud platforms, an innovative service platform for managing hybrid clouds. The success of our expanded service offerings depends, in part, upon demand for such services by new and existing customers and our ability to meet their demand in a cost-effective manner. We may face a number of challenges in expanding our service offerings, including:

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

We have substantial indebtedness. As of December 31, 2022, we had total consolidated indebtedness of RMB42,891.0 million (US$6,218.6 million), including borrowings, finance lease and other financing obligations and convertible bonds. Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

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

As a result of the covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our current or future borrowings could increase the level of financial risk to us and, to the extent that the interest rates are not fixed and rise, or that borrowings are refinanced at higher rates, our available cash flow and financial condition could be adversely affected. Increases in the target range for China’s loan prime rate (LPR) and the federal funds rate adopted by the Federal Open Market Committee of the U.S. Federal Reserve System could significantly increase our borrowing costs, reduce our available cash flow and adversely affect our financial condition.

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

Loans under certain of our data center financing arrangements are subject to a heightened risk of repayment being required on an immediate or accelerated basis, which could reduce our available cash flow and adversely affect our financial condition.

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

In mid-August 2019, the PBOC decided to reform the formation mechanism of the Loan Prime Rate, or LPR, and authorized the National Interbank Funding Center to release LPR monthly, which may impact the interest rate on our variable rate debt. Uncertainty on future LPR reforms and rate changes may impact our indebtedness. In addition, the interest rates of our offshore credit facilities are based on a spread over Secured Overnight Financing Rate, or SOFR, Hong Kong Interbank Offer Rate, or HIBOR, and Kuala Lumpur InterBank Offered Rate, or KLIBOR. As a result, the interest expenses associated with such indebtedness will be subject to the potential impact of any fluctuation in SOFR, HIBOR and KLIBOR. Uncertainty on future SOFR, HIBOR and KLIBOR reforms and rate changes may impact our indebtedness.

We will likely require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we have raised and will likely need to continue to raise additional funds through equity, equity-linked, debt, offshore fund financings and disposal of assets in the future in order to meet our operating and capital needs. In this regard, at our annual general meeting, or AGM, held on June 30, 2022, our shareholders passed ordinary resolutions authorizing our board of directors to approve the allotment or issuance, in the 12-month period from the date of the AGM, of ordinary shares or other equity or equity-linked securities of our company up to an aggregate thirty percent (30%) of our existing issued share capital at the date of the AGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by our company). Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. The Russia-Ukraine conflict, the deterioration of the U.S.-China relationship, and increased regulatory scrutiny have limited, and may continue to limit, our ability to raise, and our flexibility in raising, additional funds. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

If Mr. Huang’s beneficial ownership in our company falls below 5%, our dual-class share structure will terminate and a change of control would be triggered under certain of our material commercial and loan agreements, and our business development, financial condition and future prospects may be materially and adversely affected.

Subject to the provisions of our Articles of Association, our Class B ordinary shares will automatically convert into Class A ordinary shares upon the occurrence of an automatic conversion event, which events include, among others, Mr. Huang having beneficial ownership in less than 5% of our issued share capital on an as converted basis. As of March 15, 2023, Mr. Huang beneficially owned (whether in the form of ordinary shares or ADSs) 84,047,840 ordinary shares, representing 5.39% of our total issued share capital.

Mr. Huang has in the past entered into, and may in the future enter into, certain transactions from time to time, including derivative transactions, that have and could have the effect of reducing Mr. Huang’s beneficial ownership in our company. Mr. Huang informed our company that certain variable pre-paid forward sale contract transactions in respect of 42,457,504 ordinary shares beneficially owned by him, which transactions he originally entered into between May 2020 and June 2022,would expire between March 2023 and December 2023. If Mr. Huang chooses to settle these transactions by transferring ownership of the 42,457,504 ordinary shares to the counterparties, his beneficial ownership interest in our total issued share capital may decrease to below 5%, which would trigger an automatic conversion event, unless the 5% threshold contained in our Articles of Association is reduced or he otherwise acquires beneficial ownership of additional shares to keep his beneficial ownership at or above 5% or such other threshold if so reduced.

Should this happen, all Class B ordinary shares would automatically convert into Class A ordinary shares, and the dual-class share structure would thereby be terminated. This would constitute a change of control for the purposes of certain of our, or our subsidiaries’ and the consolidated entities’, sales agreements and domestic loan facility agreements, and if such provisions under the domestic loan agreements are triggered, which could give the lenders the right to demand early repayment under these domestic loan agreements. Such change of control may result in actual, potential or alleged breaches or early termination of other contracts or agreements. The change of control potentially may also have implications for the purposes of China’s national security review regime and anti-monopoly merger filing requirements, if applicable. The occurrence of any of the foregoing may have a material and adverse effect on our business development, financial condition and future prospects.

On March 30, 2023, Mr. Huang acquired beneficial ownership of an additional 3,888,000 of our ordinary shares, representing 0.25% of our total issued share capital through the accelerated vesting of certain restricted share units previously granted to him under our 2016 share incentive plan. The Compensation Committee and our board of directors approved this accelerated vesting as a temporary measure to provide Mr. Huang with the flexibility of settling part of the aforementioned variable pre-paid forward sale contract transactions with other of his shareholdings without triggering an automatic conversion event that would otherwise result in the termination of the dual-class shareholding structure and the occurrence of the change of control implications described above. The ordinary shares Mr. Huang received upon the accelerated vesting of the foregoing restricted share units are subject to a lock-up (including a prohibition on pledges or derivative transactions) as well as a claw-back arrangement with us, pending a longer-term solution to the issues surrounding the potential change in control trigger. In addition, the automatic conversion event could be triggered if Mr. Huang is further diluted due to our financing activities in which we issue additional equity or equity-linked securities. If we issue additional equity or equity-linked securities in any further financings, Mr. Huang’s shareholdings could fall below the 5% which would trigger an automatic conversion event in our dual-class structure, and this could happen even if he cash settles the variable pre-paid forward contracts described above.

Our board of directors continues to explore additional possible measures to maintain the stability of its corporate governance structure and dual-class shareholding structure in the best interests of the Company, with due consideration given to the possible negative ramifications of a potential automatic conversion event on the operations and prospects of our group.

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

In addition, our results of operations could be adversely affected to the extent that this pandemic harms the Chinese economy or global economy in general. The costs of constructing, developing and operating data centers are substantial. See “—The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements.” Expanding our data center capacity and growing our business requires substantial amounts of capital. If our existing cash resources are insufficient to meet our needs to expand our data center capacity and grow our business, we may seek to raise capital by selling equity or equity-linked securities, debt securities, disposing of our assets or by arranging financing and incurring indebtedness through borrowing from banks. Any economic slowdown in China, Southeast Asia or worldwide due to COVID-19 may result in a shortage of available credit and insufficient funds for our future expansion or growth, and we may not be able to raise additional capital, obtain additional financing from banks or other financial institutions, or draw down our existing loans and financing facilities. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially. This in turn could limit our capital expenditures and cause our revenues to decrease, and our business, results of operations and financial condition may be materially and adversely affected as a result.

While many of the restrictions on movements have been relaxed, there is great uncertainty around the future of the COVID-19 outbreak and how it will impact our operations in mainland China, Hong Kong and Southeast Asia. In particular, we cannot accurately forecast the potential impact of additional outbreaks as government restrictions are relaxed, further shelter-in-place or other government restrictions implemented in response to such outbreaks, or the impact on the ability of our customers to remain in business as a result of the ongoing pandemic or such additional outbreaks. With the uncertainties surrounding the COVID-19 outbreak, including the availability of effective vaccines or cure, the threat to our business disruption and the related financial impact remains.

If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.

As of December 31, 2020, 2021 and 2022, our accounts receivable, net, amounted to RMB1,480.3 million, RMB1,732.7 million and RMB2,406.0 million (US$348.8 million). Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, remained stable at 75.3 days in 2020 and 75.0 days in 2021, and increased to 81.0 days in 2022, as a higher proportion of our contracts were billed quarterly in arrears as opposed to monthly in arrears. In addition, we experienced slower accounts receivable collection for administrative reasons as a result of the COVID-19 pandemic and lockdowns in several cities where our customers are located.

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

The development and operation of data centers in China are subject to stringent regulatory requirements and various governmental authorizations are required to be obtained for the construction and operation of data centers, among which the fixed-asset investment project filings and energy conversation review opinions are the primary governmental authorizations for the construction and operation of data centers. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.”

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

Local requirements and regulatory practice have been further tightened following the announcement of the PRC government’s carbon neutrality policy initiative in 2021. For example, the Energy Bureau of Guangdong Province published the Notice on the Investigation and Punishment of Illegal Energy Use, the Notice on the Rectification of Data Center Projects Violating Laws and Regulations in Guangdong Province and the Letter on Cooperation in Taking Control Measures for Power Consumption of Projects Violating Laws and Regulation in June 2021, October 2021 and July 2022 respectively to strengthen the supervision of power consumption of data centers, required that data centers without energy conservation review opinion be ordered to shut down if rectification cannot be completed within the prescribed period and conditioned the approval of power supply and its installation applications on the receipt of the energy conservation review opinion. For more details and examples, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.”

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

In China, the government sets annual “Dual-Control” targets to limit the increase in electricity consumption in each province both in absolute terms and relative to GDP in order to conserve energy and reduce carbon emission. China’s central and local governments began implementing “Dual-Control” targets during the thirteenth Five-Year Plan, from 2016-2020. In September 2021, the NDRC issued the “Program for Improving the Dual-Control of Energy Consumption Intensity and Total Volume”, or the Program, which seeks to improve the original policy through promoting the achievement of the carbon peak and carbon neutrality. According to the Program, connection should be made between the issuance of energy conservation review opinion and the “Dual-Control” targets, and the energy consumption review of newly established heavy power-consuming projects shall be strictly controlled and coordinated with local “Dual-Control” targets. Local authorities in the Tier 1 markets have also imposed various stringent requirements as to the energy conservation review in connection with the “Dual-Control” targets. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.” These stringent regulatory requirements imposed by local authorities in the Tier 1 markets may also limit our ability to obtain the regulatory approvals for the development and operation of data centers, which are essential for us to obtain power supply and expand our business. If demand for power in a particular area exceeds the government consumption targets, we may not be able to access the increased power supply which we need to grow our business. Furthermore, local governments may take actions, such as suspending power supply, to reduce consumption to targeted levels. This may force us to rely on backup generators at higher cost, which may harm our financial condition and results of operations.

Mission-critical data centers such as ours, require high levels of redundancy, particularly in respect of power infrastructure. For more information about our data centers’ technical features, see “Item 4. Information on the Company—B. Business Overview—Our Data Centers—Self Developed Data Centers—High Performance Features.” We are subject to risks associated with obtaining access to power supply and power infrastructure from local utilities. In China, we rely on two utility suppliers, State Grid and Southern Grid, each of which has a monopoly over electricity transmission in its areas of operation. We must coordinate extensively with them and finance the construction of necessary power infrastructure, including infrastructure assets located off-site. If local utilities are unable to meet our requirements, we may not be able to grow our business and provide service to our customers on time or at all.

China’s regulatory regime regarding energy conservation has continued to evolve to achieve national targets for peak carbon consumption and carbon neutrality. The government has established platforms for trading of certified carbon emissions reductions, renewable power, and renewable energy certificates. According to the Circular of Further Effectively Conducting the Work Concerning Non-inclusion of Newly Added Renewable Energy Consumption in the Total Energy Consumption Control, or the Circular 1258, promulgated by the NDRC, the National Bureau of Statistics and the National Energy Administration on August 15, 2022, the statistical accounting of data on cross-provincial and provincial transaction, consumption and settlement of renewable energy shall be strengthened, and renewable energy certificates, as certificates for the consumption of power generated from renewable energy, may be traded on the renewable energy certificates trading platform, the establishment of which is vigorously promoted. Further, our customers increasingly request that we provide them with renewable energy solutions. We describe our approach to increasing renewable energy usage in our 2021 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on December 1, 2022.

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

The NDRC is introducing gradual market-oriented reform to the power markets. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation.” As a result, we are starting to enter into direct power purchase agreements with power generators, while continuing to purchase through State Grid and Southern Grid. At this early stage of reform, we see power costs increasing. While we believe ongoing reform may enable us to purchase power at normalized or even lower costs by purchasing through a competitive market in the long-term, power costs may remain elevated in the short to medium term, which may adversely affect our results of operations.

As part of the reform, in October 2021, the NDRC expanded the price range of coal-fired power generation, by expanding the range of transaction prices. The government raised the ceiling from 10% to 20% above the floor, which has allowed electricity tariffs to rise above historic levels. Additionally, the NDRC provided that the market transaction price of high energy-consuming enterprises is not subject to such 20% ceiling. Although the NDRC did not provide a clear definition for “high energy-consuming enterprises”, data centers were mentioned alongside traditional high energy consuming industries, such as steel, electrolytic aluminum, cement and calcium carbide, by the NDRC when it came to the goal of “Dual-Control” under the Opinions on Enforcing Energy Efficiency Constraints to Promote Energy Conservation and Carbon Reduction in Key Fields published on October 18, 2021. Some local authorities have also considered data centers as a high energy consuming industry under certain documents related to energy conservation and the power markets. For example, the Beijing Development and Reform Commission, or the Beijing DRC, and other departments explicitly classified data centers as a high energy consuming industry in the Implementation Plan for Further Strengthening Energy Conservation in Beijing published on December 6, 2022. The Zhejiang Provincial Development and Reform Commission made similar classification under the Implementation Opinions of Zhejiang Province on Establishing and Improving Ladder Electricity Tariffs for High Energy Consuming Industries and Penalty Electricity Tariffs for Unit Product Exceeding Energy Consumption Limits (Draft for Comments) published on October 3, 2021. With respect to specific enterprises who are subject to rules and regulations related to high energy consumption, the NDRC further required local authorities to publish a list of high energy-consuming enterprises based on the national energy efficiency benchmark in key areas of high energy consuming industries in connection with the power market system under the Notice on Signing and Performing Medium and Long Term Electric Power Contracts in 2023 published on December 2, 2022. While as of the date of this annual report, we have not been asked to pay electricity tariff above the 20% ceiling. There is a trend to designate data centers as a key industry in terms of high energy consumption and therefore we cannot assure you that we will not be considered as high energy consuming enterprises in the future, which will lead to the potential increase in power cost and may affect our capacity to recover such increased power cost from our customers. For more information about risks arising from fixed price agreements with our customers, see “—We enter into fixed price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.”

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

The Implementation Plan and other policy documents identify eight computing hubs in eastern and western China, and designate ten data center clusters in specific locations within these hubs to complete the overall layout of the national integrated big data center system. We have started to develop and operate hyperscale data centers in some of the hubs designated by the “East Data and West Computation” policy to meet customer demand prior to the introduction of such policy and will continue to do so to meet increased customer demand. Most of our existing data center capacity, including area in service, area under construction and area held for future development is located within the four computing hubs in eastern China and a portion of it is in the ten designated data center clusters. We therefore believe our long-term strategy is aligned with the policy aims. Nevertheless, there are uncertainties on how the policy will be implemented in practice and how this policy will affect the customer demand. For example, through the policy, government authorities may allocate more energy quota to certain areas within the ten designated data center clusters where we have not yet secured resources and remove favorable land and tax policies in areas outside such data center clusters where we have already secured resources, which may have adverse effects on our business.

In addition, more stringent regulatory requirements in terms of key aspects such as PUE and utilization rate have been imposed in the designated data center clusters following the introduction of “East Data and West Computation” policy. For example, the NDRC, CAC, MIIT and National Energy Administration jointly published the Reply on Agreeing the Construction of National Integrated Computing Hubs in Chengdu-Chongqing Region on February 7, 2022 to provide that the average utilization rate of data centers in Tianfu and Chongqing data center clusters shall be no less than 65% and the PUE of these data center clusters shall be at or below 1.25. The Shanghai Commission of Economy and Informatization, or the Shanghai CEI, and the Shanghai Development and Reform Commission, or the Shanghai DRC, jointly issued the Implementation Plan for Carbon Peak in Shanghai’s New Infrastructure Field on November 29, 2022 to provide that the PUE of data centers which are located in the Yangtze River Delta hub shall be at or below 1.25 during the Fourteenth Five-year plan period. In addition, the NDRC, CAC, MIIT and National Energy Administration jointly published the Reply on Agreeing the Construction of National Integrated Computing Hubs in Guangdong-Hong Kong-Macao Greater Bay Area on February 7, 2022, and the Guangdong Development and Reform Commission, or the Guangdong DRC, and the Department of Industry and Information Technology of Guangdong Province, or the Guangdong IIT, jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers on December 2, 2022, according to which, 1) the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25 while the average PUE of other data centers in Guangdong province shall be at or below 1.3; and 2) the average utilization rate of data centers in Shaoguan data center cluster shall be no less than 65% while the average utilization rate of other data centers in Guangdong province should aim to be no less than 80%. While we have been making every effort to develop and operate our data centers in some of the hubs designated by the “East Data and West Computation” policy in compliance with the relevant regulatory requirements, we cannot assure you that we have complied, and will be able to comply with the required regulatory requirements for all our data centers in a timely manner or at all due to the constantly evolving regulatory requirements and practices.

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

We incurred net losses of RMB669.2 million, RMB1,191.2 million and RMB1,266.1 million (US$183.6 million) in 2020,2021 and 2022, respectively, and we may incur losses in the future. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center capacity, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in China, Southeast Asia and elsewhere, as well as general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in data center capacity, increased headcount and increased utility expenses.

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

Any significant or prolonged failure in the data center facilities we operate or services we provide would lead to significant costs and disruptions and would reduce our net revenue, harm our business reputation, and have a material adverse effect on our results of operation.

The data center facilities we operate are subject to failure. Any significant or prolonged failure in any data center facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the cooling equipment, generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our net revenue. Any failure or downtime in one of the data center facilities that we operate could affect many of our customers. The destruction or severe impairment of any of the data center facilities we operate could result in significant downtime of our services and catastrophic loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including:

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

Furthermore, we generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. As of February 28, 2023, most of our data centers (self-developed and third-party) were located in our Tier 1 markets. Several of our data centers are located on campuses or clusters in close proximity to each other in specific districts within our Tier 1 markets. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

We have in the past experienced, and may in the future experience, interruptions in service due to power outages or other technical failures or for reasons outside of our control, including a service interruption that caused system downtime to certain banking and financial institution customers and other customers. These interruptions in service, regardless of whether they result in breaches of the service level agreements we have with customers, may negatively affect our relationships with customers, including resulting in customers terminating their agreements with us or seeking damages from us or other compensatory actions. Interruptions in service may also have consequences for customers, such as banking and financial institutions, that are under the oversight of industry regulators, including the State Administration for Financial Regulation, or SAFR, and other PRC regulatory agencies. In response to such interruptions in service, industry regulators have taken, and may in the future take, various regulatory actions, including notifications or citations to our customers, over which they have oversight. Such regulatory actions with respect to our customers, including banking and financial institutions, could negatively impact our relationships with such customers, lead to audits of our services, inspections of our facilities, place restrictions or prohibitions upon the ability of such institutions to use our services, and thereby negatively affect our business operations and results of operations. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure and sourcing, designing the best facilities possible and implementing rigorous operational procedures to maintain programs to manage risk. However, we cannot assure you that such interruptions in service will not occur again in the future, or that such incidents will not result in the loss of customers and revenue, our paying compensation to customers, reputational damage to us, penalties or fines against us, and would not have a material and adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions.” Service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with customers and materially and adversely affect our business.

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

If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could, among others, result in liability for penalties and loss of customers, and cause material and negative effect to our revenue growth, profitability and results of operations.

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

We may be vulnerable to cyber security failures, data security breaches and operational risks which could disrupt or have a material adverse effect on our operations, our financial condition and results of operations.

A party who is able to compromise cyber security, data security and/or other measures protecting the data center facilities we operate, any of the data stored in such data center facilities, or their IT systems, could misappropriate our or our customers’ proprietary information or cause interruptions or malfunctions in our operations. As we provide assurances to our customers that we provide the highest level of security, such a compromise could be particularly harmful to our brand and reputation. We face the ongoing risk of threats to, attacks on and incidents involving cyber security, data security, and the IT systems of ours. For example, a non-critical customer support IT system of ours was recently a target of cyber-attacks and hacking activities. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by failures or breaches in cyber security or data security. In addition, as we continue expanding our service offerings in managed cloud services, including direct private connection to major cloud platforms and the provision of cloud infrastructure, we will face greater risks from potential threats, attacks and incidents because the provision of cloud-related services will increase the flow of internet user data through the data center facilities we operate and create broader public access to our system. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any cyber security failures or data security breaches that may occur could expose us to increased risk of lawsuits, regulatory investigations and penalties, negative publicity, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our operations, financial condition and results of operations.

Risks and deficiencies in cyber security and/or data security may also be identified in the course of government inspections, which could subject us to fines and other sanctions. During construction of certain of our facilities, government inspectors have cited security risks at our construction sites and subjected us and our legal representative to fines for such risks. We cannot assure you that similar fines and sanctions will not occur in the future, or that such fines and sanctions will not result in damage to our business and reputation, which could have a material and adverse effect on our results of operations.

In addition, any assertions of alleged breaches in cyber security or data security or IT systems failures made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition and results of operations.

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

Most of our self-developed data centers are located in properties that we hold under long-term leases. Such leases generally have 15 to 20-year terms from inception. In some instances, we may negotiate an option to purchase the leased premises and facilities or a right of first refusal for the renewal of the existing leases according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into six agreements in respect of data centers in operation with parties who have not produced evidence of proper legal title of the premises, and although we may seek damages from such parties, such leases may be void and we may be forced to relocate The six agreements are in relation to nine leased data centers which collectively accounted for approximately 7.6%, 8.5% and 7.6% of our revenues in the years ended December 31, 2020, 2021 and 2022, respectively, and approximately 10.5%, 9.2% and 8.3% of total area committed as of December 31, 2020, 2021 and 2022 respectively. We are also in the process of entering into the leases for two data centers in operation with parties who have not produced evidence of proper legal title of the premises. Thirteen of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had two customers that generated 26.3% and 20.5% of our total net revenue, respectively, in 2020, two customers that generated 23.7% and 22.2% of our total net revenue, respectively, in 2021, and two customers that generated 25.1% and 19.9% of our total net revenue, respectively, in 2022. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2022, we had two customers who accounted for 37.7% and 14.6%, respectively, of our total area committed. No other customer accounted for 10% or more of our total area committed. Moreover, for several of our data centers, a limited number of customers accounted for or are expected to account for a substantial majority of area committed or area utilized, including some cases where a single customer accounted for all area committed or area utilized.

Delay in customer move-in results in less area utilized by the customer which is already committed. If the customer’s move-in rate is slower than the typical move-in period of 12 to 24 months, the customer may either pay the minimum billable amount or we may renegotiate with the customer on a case by case basis. If there are contract terminations in relation to these customers, then our net revenue and results of operations would be materially and adversely affected. In 2022, we were notified by one of our major customers that they were going to move out of several of our data centers in Beijing, which we believe is a major churn event. We expect this churn will occur in 2023. There are a number of factors that could cause us to lose major customers. Because many of our agreements involve services that are mission-critical to our customers, any failure by us to meet a customer’s expectations could result in cancellation or non-renewal of the agreement. Our service agreements usually allow our customers to terminate their agreements with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice is given. In addition, our customers may decide to reduce spending on our services due to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Furthermore, our customers, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may demand price reductions or reduce the scope of services to be provided by us, any of which could reduce our profitability. In addition, our reliance on any individual customer for a significant portion of our net revenue may give that customer a degree of pricing leverage against us when negotiating agreements and terms of services with us.

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

We seek to renew customer agreements when those agreements are due for renewal. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and to secure high rates of agreement renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service agreements with our existing customers or re-commit space relating to expired service agreements to new customers if our current customers do not renew their agreements. In the event of a customer’s termination or non-renewal of expired agreements, or a renewal of an expired agreement for fewer services or less area than it had previously utilized, our ability to enter into services agreements so that new or other existing customers utilize the expired existing space in a timely manner will impact our results of operations. If such expired existing space is not utilized by new or other existing customers in a timely manner, our service revenue and results of operations may be negatively impacted. Our quarterly churn rate, which we define as the ratio of quarterly service revenue from agreements which terminated or expired without renewal during the quarter to the total quarterly service revenue for the preceding quarter, averaged 0.8%, 0.4% and 0.5% in 2020, 2021 and 2022, respectively. During 2023, data center service agreements with our customers with respect to 10.2% of our total area committed as of December 31, 2022 will become due for renewal.

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

Our major customers operate in a limited number of industries, particularly in the cloud services and internet sector. Factors that adversely affect these industries or information technology spending in these industries may adversely affect our business.

Our major customers operate in a limited number of industries, particularly in the cloud services and internet sector. As of December 31, 2022, customers from the cloud services and internet sector accounted for 63.1% and 24.8% of our total area committed, respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services and internet sector. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the demand for our services.

We enter into fixed price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.

Our data center services are generally provided on a fixed price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed price agreements, we bear the risk of failing to accurately estimate our projected costs, including power costs as we may not accurately predict our customer’s ultimate power usage once the agreement is implemented, and failing to efficiently utilize our resources to deliver our services, and there can be no assurance that we will be able to reduce the risk of estimating, planning and performing our agreements. In light of the NDRC’s market-oriented reforms for coal-fired power, electricity prices may fluctuate while the reforms are being implemented at various levels of government. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation.” For fixed priced agreements, we may absorb higher power costs which may result in higher cost of revenue. Any failure to accurately estimate the resources and time required for a project, or any other factors that may impact our costs, could adversely affect our profitability and results of operations.

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

We face competition from the state-owned telecommunications carriers, namely China Telecom, China Unicom and China Mobile, ) domestic and international carrier-neutral data center service providers and other global telecommunications carriers. Our current and future competitors may vary by size and service offerings and geographic presence. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

We operate in a competitive market, and we face pricing pressure for our services. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. Although we offer a broad range of data center services, our competitors that specialize in only one of our service offerings may have competitive advantages in that offering. With respect to all of our colocation services, our competitors may offer such services at rates below current market rates or below the rates we currently charge our customers. With respect to both our colocation and managed services offerings, our competitors may offer services in a greater variety that are more sophisticated or that are more competitively priced than the services we offer. We may be required to lower our prices to remain competitive, which may decrease our margins and adversely affect our business prospects, financial condition and results of operations.

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

Our operations expose us to risks related to export controls and economic and trade sanctions. In recent years, the U.S. government and other governments have threatened and/or imposed export controls, economic sanctions, or other trade restrictions on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, as well as taken other actions against Huawei and related persons. This has raised further concerns as to whether, in the future, China-based companies, including us, may be subject to additional regulatory challenges or enhanced restrictions in a wide range of areas such as data security, telecommunications, artificial intelligence, semiconductor manufacturing, technologies deployed for surveillance purposes, import/export of technology or other business activities. We may also face restrictions on transactions with certain customers, business partners and other persons.

For example, the U.S. government has added hundreds of Chinese companies and institutions, including Huawei, to the Entity List under the U.S. Export Administration Regulation, or EAR, and imposed targeted export controls and trade restrictions on them that could effectively bar their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin content. The Entity List identifies foreign parties that are prohibited from obtaining—whether by export, re-export, or transfer in-country—some or all items subject to the EAR, unless the exporter secures a license. Licenses and exceptions to the license requirement are rarely granted or available to exporters. Exporting, re-exporting or transferring items in violation of the EAR could result in criminal and/or civil penalties. The U.S. Department of Commerce has indicated that engaging in activities contrary to U.S. national security and/or foreign policy interests would be grounds for inclusion on the Entity List. The Company provided colocation services to three PRC companies (two of which belong to the same group) on the Entity List during the years ended December 31, 2020, 2021 and 2022.

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

Additionally, given the important role played by China-based companies in our business, these developments may materially and adversely affect certain of our suppliers’ and customers’ abilities to acquire technologies, systems, devices or components that may be critical to their technology infrastructure, service offerings and business operations, and further cause a turmoil to their industries including telecommunications, information technology infrastructure and consumer electronics, which may, in turn, materially and adversely affect their demand for our services and affect our business, financial condition and results of operations. These restrictions or sanctions, even those targeting specific entities unrelated to us, could nevertheless also negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the U.S., Europe or other countries, which could significantly harm our competitiveness. There can be no assurance that we will not be affected by current or future export controls or economic and trade sanctions regulations.

Geopolitical tensions have led to a heightened trend towards trade, technology and even finance “de-coupling” between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business operations and results of operations.

In recent years, there has been a deterioration in the relationship between China and the United States which has resulted in intense potential conflicts between the two countries in trade, technology and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China and Chinese companies. Political tensions between the United States and China have escalated in recent years due to, among other things, the ongoing trade war between the two countries, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation and decision of the National People’s Congress on improving the electoral system of the Hong Kong, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government. Export controls, economic and trade sanctions have been imposed and/or threatened by the U.S. government on a number of Chinese technology companies, some of which are existing or potential customers and/or suppliers to us. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies. These have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other Chinese technology companies, including us, in a wide range of areas such as data security, emerging technologies, semiconductor manufacturing, artificial intelligence, “dual-use” commercial technologies and applications that could be deployed for surveillance or military purposes, import/export of technology or other business activities. For instance, in 2019 and 2020, the U.S. government announced several executive orders and regulations effectively barring American firms from selling, exporting, re-exporting, or transferring U.S.-origin technology, components and software, among other items, to Chinese technology companies and their respective affiliates. In May 2020, the U.S. Bureau of Industry and Security, or BIS, announced plans to restrict certain Chinese companies and their overseas-related affiliates’ ability to use U.S. technology and software to design and manufacture their products. In August 2020, the U.S. State Department expanded their “Clean Network” program to cover, among others, availability of apps from Chinese companies and storage of data sensitive to U.S. citizens and businesses on cloud-based storage systems run by Chinese companies, including Alibaba. Various executive orders issued by former U.S. President Trump have also led to escalating political tensions between the U.S. and China, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay. When such measures become effective, any transaction that is related to such target companies by any such person, or with respect to any such property, subject to the jurisdiction of the United States, with such target companies shall be prohibited. In March 2021, the Federal Communications Commission, or the FCC, said it had identified five Chinese companies that posed a threat to U.S. national security. In November 2021, the U.S. enacted the Secure Equipment Act, which stops companies judged to be a security threat from receiving new telecoms equipment licenses, and directs the FCC not to review applications from such companies ruled a threat. The Secure Equipment Act signifies that equipment from Huawei, ZTE and three other Chinese companies cannot be used in U.S. telecoms networks. In August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. In October, 2022, BIS released broad changes in export control regulations, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. These restrictions or regulations, and similar or more expansive restrictions or regulations that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability and our customers’ ability to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. There can be no assurance that the current and/or future restrictions or regulations implemented by the U.S. government, or authorities in other jurisdictions, and related developments, will not have a negative impact on our business operations or reputation.

In addition, if any additional existing or potential customers and/or suppliers of ours or any other parties that have collaborative relationships with us or our affiliates, or our company, were to become targeted under sanctions or export control restrictions, this may result in significant interruption in our business, regulatory investigations and reputational harm to us. Media reports on alleged violation of export control or economic and trade sanctions or data security and privacy laws, by us or by our customers, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions or data security and privacy laws and rules, even in situations where the potential amount or fine involved may be relatively small, our businesses could be severely interrupted and our reputation could be significantly harmed.

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

Any further escalation in trade or other tensions between the United States and China or news and rumors of any escalation, could introduce uncertainties to China’s economy and the global economy which in turn could affect the Chinese economy generally, including the use of mobile, web-based commerce as well as our customers’ cloud-based platforms and services. Any such decline in the technology industry, reduction in cloud adoption or slowdown in the growth of the internet and the use of our customers’ platforms and services may lead to decreased demand for data center capacity or managed services, which could have a material and adverse effect on our business, results of operations and financial condition. Foreign policies of the United States tend to be followed by certain other countries, and those countries may adopt similar policies in their relationships with China and Chinese companies.

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

The laws and regulations regarding VATS licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries not included in the Special Management Measures (Negative List) of the Catalog are permitted industries. Industries such as VATS, including internet data center services, are restricted to foreign investment. The Special Management Measures (Foreign Investment Permitted Negative List) of the Catalog has been superseded by the Special Management Measures (Negative List) (2018) and the Encouraged Foreign Investment Industry Catalog has been superseded by Encouraged Foreign Investment Industry Catalog (2019). On December 27, 2021, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2021), which became effective on January 1, 2022. Foreign investment in VATS (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List (2021). Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses.

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

GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen, Chengdu, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou, Wulanchabu, Wuhan, Nantong and Chongqing. In order to adapt to the new regulatory requirements and address pre-existing customer agreements, we converted GDS Suzhou into a domestic company wholly owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from Further Success Limited, or FSL, a limited liability company established in the British Virgin Islands, in order to enable GDS Suzhou to provide IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. The MIIT approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu, so that they are now authorized to provide IDC services. As part of the VIE restructuring, we converted and changed the shareholding of Shanghai Waigaoqiao EDC Technology Co, Ltd., or EDC Shanghai Waigaoqiao, in the same way as GDS Suzhou, and the MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao is also authorized to provide IDC services, and the MIIT has approved GDS Beijing’s application to expand its IDC license coverage to include Shenzhen Yaode. As the result of our acquisition of BJ10, BJ11 and BJ12, we have acquired all of the equity interests in Lanting (Beijing) Information Science and Technology Co., Ltd., or Lanting Information, which therefore has been converted into a foreign-invested company. The existing customer agreements of BJ10, BJ11 and BJ12 were entered into by Lanting Information as an IDC service provider before our acquisition. As part of the acquisition, Lanting Information canceled its IDC license prior to the closing and the relevant counterparties have completed the assignment of all of the rights and obligations of Lanting Information as the IDC service provider under these customer agreements to GDS Beijing as the IDC service provider. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are the VIEs and their subsidiaries.

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

As of December 31, 2022, we operated an aggregate net floor area of 7,563 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

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

Our failure to maintain our relationships with various cloud service providers may adversely affect our business, operating results and financial condition.

We derive the majority of our revenue from cloud service providers. Since our agreements with key cloud service providers in China are non-exclusive, these companies may decide in the future to partner with more of our competitors, develop in-house data center capabilities or terminate their agreements with us, any of which could adversely and materially affect our business expansion plan and expected growth.

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

We are expanding our operations in new markets outside of mainland China and Hong Kong, such as Singapore, Malaysia and Indonesia. In addition, we began providing data center services in Singapore at third-party data centers. We are currently evaluating other expansion opportunities as well.

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

International expansion involves operational risks related to zoning, regulatory approvals, and construction. Our lack of operating experience in new markets may adversely impact our ability to successfully develop new data centers. To successfully develop our data center facilities in these new markets, we must work closely with local government regulators, power suppliers and carriers, where our proposed data centers are located, and third-party technical personnel with whom we have limited experience. Should a significant vendor working on any such development project breach their contractual obligations during the construction process, we could experience significant delays, increased costs to complete the project and other issues that may negatively impact our business. See “Item 4. Information on the Company—B. Business Overview-Regulatory Matters-Singapore Regulations,” “—Malaysia Regulations” and “—Indonesia Regulations.”

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

Undertaking and managing international expansion may subject us to additional risks, including:

●	protectionist laws and business practices favoring local competition;
●	greater difficulty or delay in accounts receivable collection;

●	difficulties in staffing and managing foreign operations, including negotiating with foreign labor unions or workers’ councils;
●	political and economic instability, as well as geopolitical tensions among the PRC, the U.S. and/or member states in the Association of Southeast Asian Nations, or ASEAN; see”—Geopolitical tensions have led to a heightened trend towards trade, technology and even finance “decoupling” between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business operations and results of operations”;
●	unexpected changes in regulatory, tax and political environments;
●	fluctuations in exchange rates between the Renminbi and other currencies, including but not limited to the Hong Kong dollar, Macanese pataca, the U.S. dollar, the Singapore dollar, Malaysian ringgit and Indonesian rupiah;
●	difficulties in repatriating funds from certain countries;
●	difficulties in managing across cultures and in foreign languages;
●	our ability to obtain, transfer or maintain licenses required by governmental entities with respect to our business;
●	our ability to secure and maintain the necessary physical and telecommunications infrastructure;
●	compliance with anti-bribery and corruption laws;
●	compliance with evolving governmental regulation with which we have little experience; and
●	compliance with evolving and varied regulations related to the ongoing COVID-19 pandemic.

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

We provide data center services in Singapore at third-party data centers and have data center capacity under construction or held for future development in Malaysia and Indonesia. Our expansion in these countries in Southeast Asia involves strategically locating projects in and around Singapore. Consequently, we may be exposed to adverse developments in the economic, political and regulatory environments in these markets, and particularly in Singapore.

Our expansion in Southeast Asia is contingent upon the increasing demand from our customers to expand into markets such as Singapore, Malaysia, and Indonesia. Any fluctuations in our customers’ demand or pace of deployment in these markets could have a significant impact on our operations. Establishing data centers in and around Singapore requires providing sufficient network connectivity and capacity for our customers to transfer data to and from equipment that they locate in the data center facilities that we operate. Due to land and energy restrictions in Singapore, data centers supporting businesses that require accessing the data connectivity hubs in Singapore may be located in neighboring countries and data must be transferred across political borders.

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

If we are unable to establish and scale up data center funds, our business, results of operations and financial condition may be materially and adversely affected.

In March 2023, we signed a limited partnership agreement with a sovereign wealth fund to establish an investment fund that proposes to invest in China data centers. The establishment of this data center fund remains subject to the satisfaction of various conditions, including, among others, obtaining necessary regulatory approvals and the execution of ancillary agreements.

Establishing this and additional data center funds, both offshore and onshore, is an important part of our financing plans and strategy, over the near and long term, to monetize existing data center assets while financing investment in new data center projects and acquisitions. However, we face a number of challenges that may affect our ability to successfully establish and manage data center funds, including:

●	highly complex structuring requirements, in order to comply with PRC regulations applicable to the data center sector business and industry in China;
●	our ability to take to continue to take responsibility for colocation and managed services delivery and operations under relevant customer agreements for data centers in which the funds invest, given the highly demanding and complex nature of such agreements;
●	the intensely competitive nature of the fund management business generally;
●	challenges in attracting and retaining investors for the data center funds, since such funds are relatively new in China, there is not a well-established investor base for such funds, and alternative investment opportunities may be available on more favorable terms; and
●	significant challenges in disposing investments from portfolios of the data center funds to achieve investment performance and realize rates of return that meet the expectations of investors, as there is not a well-established market for buying and selling data centers as an asset class.

Any of these factors may prevent us from being successful in establishing and managing data center funds. Even if we succeed in establishing one or more data center funds, the investment performance achieved and rates of return realized by such funds may fail to meet investor expectations. We therefore may be unable to establish and scale up data center funds in order to meet our financing objectives. If we are unable to establish and scale up data center funds, our business, results of operations and financial condition may be materially and adversely affected.

As data security and data privacy laws and regulations involve uncertainties, any non-compliance with such laws and regulations may subject us to fines and/or other sanctions which may have a material adverse effect on us.

The cross-border transfer of data raises data security concerns for the governments in which we operate and the companies who are our customers and suppliers. Our ability to develop profitable data centers is dependent on acceptance and implementation of a data management framework and cross border flows within ASEAN transferring data across borders. We are cooperating with government authorities to clarify our concerns regarding data protection, but there can be no assurance that a data management framework will be fully accepted by market participants such that cross-border transfer of data will no longer raise data privacy concern, which will affect our ability to develop data centers and attract customers to them. Furthermore, as existing laws and regulations regarding data security involve uncertainties, we cannot assure you that we will comply with such laws and regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have a material adverse effect on our business, operations and financial condition as well as price of our securities.

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

We have entered into onshore and offshore joint ventures with several third-party partners, including GIC. See “Item 4. Information on the Company—A. History and Development of the Company” for additional details about our relationship with GIC. We may continue to evaluate and establish potential joint ventures and strategic partnerships with other appropriate partners to further develop our business.

We may not realize the anticipated benefits from these joint ventures and strategic partnerships. The success of these joint ventures and strategic partnerships will depend, in part, on the successful partnership between the relevant partner and us. Such a partnership is subject to the risks outlined below, and more generally, to the same types of business risks as would impact our business operations when pursued on a cooperative basis:

●	we may not have the right to exercise sole decision-making authority regarding the joint venture and strategic partnerships;
●	our partner may become bankrupt or fail to pay the relevant consideration for the cooperation with us;
●	our partner’s interests may not be aligned with our interests, our partner may have economic, tax or other business interests or goals which are inconsistent with our business interests or goals, and may take actions contrary to our policies or objectives;
●	our partner may take actions unrelated to our business agreement but which reflect adversely on us because of our joint venture;
●	changes in the terms of the arrangements of our partnerships may materially and adversely affect our ability to complete or operate projects we are pursuing or contemplating through joint venture partnerships;
●	disputes between us and our partner may result in litigation or arbitration that would increase our expenses and prevent our management from focusing their time and effort on our business; and
●	we may in certain circumstances be liable for the actions of our partner or guarantee all or a portion of the joint venture’s liabilities.

A failure to successfully partner, or a failure to realize our expectations for the joint ventures and strategic partnerships, could materially impact our business, financial condition and results of operations.

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

The failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our financial condition and results of operations.

In March 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or FDIC, as receiver. In the same month, each of Signature Bank and Silvergate Capital Corp. were swept into receivership. A statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money after one business day of closure, including funds held in uninsured deposit accounts. Although we do not have any funds deposited with SVB and Signature Bank as of the date of this annual report, we regularly maintain large cash balances with other financial institutions that are uninsured. Any failure of a financial or depository institution to return deposits to us could materially and adversely impact our cash and cash equivalents, operating liquidity and financial condition.

A downturn in the PRC or global economy could reduce the demand for our services, which could materially and adversely affect our business and financial condition.

There is considerable uncertainty over the global economy and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including those of the United States and the PRC. There have been concerns about the economic effects of rising tensions between the PRC and the United States, as well as between the PRC and surrounding Asian countries. See “Geopolitical tensions have led to a heightened trend towards trade, technology and even finance “de-coupling” between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business operations and results of operations.” Economic conditions in the PRC are sensitive to global economic conditions. International conditions and any new or escalating trade war can lead to disruption in our supply chain and higher costs of capital expenditures.

The continuing conflict between Russia and Ukraine has significantly impacted global economic markets. Russia’s military interventions in Ukraine have also led to, and may continue to lead to, additional economic or trade sanctions being imposed against Russia by the U.S., European Union and other countries. We cannot predict the progress or outcome of the situation in Russia and Ukraine, as the conflict and governmental reactions continue to evolve. Prolonged unrest, intensified military activities, and more extensive economic or trade sanctions impacting Russia and Ukraine could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, financial condition, liquidity and business outlook. Any disruptions or continuing or worsening slowdown in the global economy or the PRC economy, whether as a result of the deterioration of the U.S.-China relationship, the Russia-Ukraine conflict, or other reasons, could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have a negative impact on our business, financial condition and results of operations. A decrease in economic activity, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers’ expenditures and, as a result, may also adversely affect our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet our liquidity needs. Any periods of continuing or worsening increased or heightened volatility in financial, equity and other markets, particularly due to investor concerns relating to the deterioration of the U.S.-China relationship, or the Russia-Ukraine conflict could limit our ability to raise funds, pursue further business expansion and maintain revenue growth. See “—The uncertain economic environment may have an adverse impact on our business and financial condition” above.

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

We review our fixed assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indicators of impairment include, but are not limited to, a sustained significant decrease in the market price of or the cash flows expected to be derived from a property. A significant amount of judgment is involved in determining the presence of an indicator of impairment. If the total of the expected undiscounted future cash flows is less than the carrying amount of a property on our balance sheet, a loss is recognized for the difference between the fair value and carrying value of the asset. The evaluation of anticipated cash flows requires a significant amount of judgment regarding assumptions that could differ materially from actual results in future periods, including assumptions regarding future occupancy, contract rates and estimated costs to service the contracts. Any impairment charge could have a material adverse effect on us. We recorded an impairment loss of RMB12.8 million (US$1.9 million) related to the property and equipment during the year ended December 31, 2022. No impairment loss was recorded in the years ended December 31, 2020 and 2021.

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

For example, we have two parcels of land, one in Chengdu and one in Kunshan, over which we have obtained land use rights, but which may be treated as “idle land” by the respective local government authorities. We suspended the development of one parcel of land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one-third of the total land area. The development of one parcel of land in Kunshan was not timely commenced before the December 2012 deadline. We have received approvals from the local government authorities to commence construction on the rest of such land parcel in Chengdu and the parcel of land in Kunshan, respectively, and we commenced construction after receiving such approvals. As of December 31, 2022, we have obtained the property ownership certificate of the data centers on the parcel in Kunshan, and made progress in construction on the parcel in Chengdu. Our PRC legal counsel, based on their consultation with the local authorities, has advised us that it is unlikely the local authorities will order penalties against us or require us to forfeit the relevant land by invoking the laws and regulations in relation to “idle land” or for breach of relevant land use right grant contracts and/or the investment/framework agreements.

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

We review our goodwill for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We are required to perform an annual goodwill impairment test. As of December 31, 2022, we carried RMB7,076.5 million (US$1,026.0 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

We are subject to anti-corruption laws of mainland China, Hong Kong, Macau, Singapore, Malaysia and Indonesia as well as the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

We operate our business in various countries and regions, including mainland China, Hong Kong, Macau, Singapore, Malaysia and Indonesia and are thus subject to the laws and regulations related to anti-corruption of mainland China, Hong Kong, Macau, Singapore, Malaysia and Indonesia, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we have implemented and conducted additional policies and procedures designed, and providing training, to ensure that we, our employees, business partners and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, business partners and other third parties would always obey our policies and procedures. Further, there is discretion and interpretation in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, business partners and other third parties with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our colocation facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities, officials or other business counterparties, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S., mainland China, Hong Kong, Macau, Singapore, Malaysia or Indonesia authorities or the authorities of any other foreign jurisdictions, could adversely impact our reputation, cause us to lose customer sales and access to colocation facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

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

At the same time, we have also began investing in developing data centers internationally, particularly in Southeast Asian countries where currency swings may be volatile due to political or macro-economic factors. Any revaluation of each respective country’s currency may materially impact our financials.

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

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, the consolidated VIEs and their shareholders is valid, legally binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, or the Telecommunications Regulations, and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the MIIT, or other authorities that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. In addition, such laws and regulations could change or be interpreted differently in the future.

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

Furthermore, the enforceability of the agreements under the contractual arrangements has not been tested in a court of law, and new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. In addition, relevant PRC regulatory authorities could disallow the VIE structure. See “—Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If any of the foregoing were to occur, and as a result we were unable to direct the activities of the consolidated VIEs, receive their economic benefits and/or claim our contractual control rights over the assets of the VIEs and their subsidiaries that conduct substantially all of our operations in China, we would no longer be able to consolidate such VIEs in our consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect our financial condition and results of operations, and cause the value of our securities, including our ADSs and ordinary shares, to significantly decline or become worthless. For the years ended December 31, 2020, 2021 and 2022, the VIEs and their subsidiaries contributed 95.0%, 96.1% and 96.1%, respectively, of our total net revenue.

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

For a description of the abovementioned contractual arrangements, see “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.” In 2020, 2021 and 2022, 95.0%, 96.1% and 96.1% of our total net revenue, respectively, were attributed to the VIEs and their subsidiaries. See “Item 4. Information on the Company—C. Our Corporate Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIEs. If the consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

In connection with our operations in China, we rely on the individual management shareholders of our Management HoldCo to abide by the obligations under such contractual arrangements. In particular, GDS Beijing and GDS Shanghai are wholly-owned by Management HoldCo, which, as of February 28, 2023, is in turn owned by five individual management shareholders designated by our board, each holding 20% equity interest in Management HoldCo, namely Yilin Chen (senior vice president, product and service and Southeast Asia business), Yan Liang (senior vice president, design, operation and delivery), Kejing Zhang (senior vice president, sales), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), together referred as “Individual Management Shareholders.” The interests of such Individual Management Shareholders in their individual capacities as the shareholders of Management HoldCo may differ from the interests of our company as a whole, as what is in the best interests of Management HoldCo, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the consolidated VIEs to breach or refuse to renew the existing contractual arrangements with us.

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

Furthermore, as of March 15, 2023, two of our principal shareholders—STT GDC and Mr. Huang, our founder, chairman and chief executive officer—beneficially owned approximately 36.7% of our outstanding Class A ordinary shares and 100% of our outstanding Class B ordinary shares, respectively. On matters where Class A and Class B ordinary shares vote on a 1:1 basis, STT GDC exercises 31.8% of the aggregate voting power. On matters where Class A and Class B ordinary shares vote on a 1:20 basis, Mr. Huang exercises 44.6% of the aggregate voting power. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

On March 15, 2019, the National People’s Congress adopted the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The 2019 PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation. For example, the 2019 PRC Foreign Investment Law adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for future legislations to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

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

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with substantial operations in China. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as any future inability of the U.S. PCAOB to inspect or investigate our auditors completely. In addition, the PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “—There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.” Any such regulatory oversight or control actions, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and could cause the value of our securities, including our ADSs, to significantly decline or become worthless.

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

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations (including obtaining of all relevant approvals required for the development and operation of data centers). Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations. For example, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions” for information regarding regulations of banking and financial institutions that outsource their data center services to us, and “—Regulations Related to Land Use Rights” for information regarding restrictions on the new construction or expansion of data centers within the boundaries of the Beijing municipality. We cannot assure you that we will comply with the requirements of all new laws and regulations. For example, the PRC Civil Code, which was passed on May 28, 2020 by the National People’s Congress and became effective in January 2021, replaces among other laws, the General Provisions of the PRC Civil Law, the PRC Marriage Law, the PRC Guarantee Law, the PRC Contract Law, the PRC Property Law and the PRC Tort Liability Law. It remains to be seen how the PRC Civil Code will be implemented and enforced in practice. In addition, in March 2021, the National People’s Congress published the Fourteenth Five-Year Plan for the National Economic and Social Development of the People’s Republic of China and the Outline of the Long-term Goals for 2035, according to which the PRC government aims to reach the goal of achieving net-zero carbon dioxide emissions by offsetting emissions of carbon dioxide by 2060, namely carbon neutrality, through various measures including afforestation, energy conservation and emission reduction. To achieve the carbon neutrality goal, the PRC government has promulgated certain regulations and may promulgate more laws and regulations in the future. For example, the Circular 1258 provides that with the consumption of the power generated from renewable energy sources in 2020 in all regions as the base, the consumption of the power generated from renewable energy sources (mainly includes wind energy, solar energy, hydropower, biomass power and geothermal energy) newly added each year compared with the previous year during the Fourteenth Five-Year Plan period shall be deducted at the time of assessment of total national and regional energy consumption, which is an important measure for the “Dual-Control” targets. These laws and regulations may compel us to source more renewable energy, and we may be unable to do on commercially acceptable terms. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

The PRC Cyber Security Law and Data Security Law are relatively new, and subject to change and uncertain interpretation by regulators. These laws could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

Additionally, the Cyber Security Law came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. However, the Cyber Security Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cyber Security law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of laws, implementing regulations and guidelines to be issued by relevant authorities. Numerous regulations, guidelines and other measures have been and are expected to be adopted under the Cyber Security Law. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Information Security and Confidentiality of User Information.” Currently, the Cyber Security Law and relevant regulations, guidelines and other measures have not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cyber Security Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder.

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

In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. The Data Security Law provides that the state shall establish a data security review mechanism on data processing activities that do or may affect national security. Pursuant to the Cybersecurity Review Measures effective on February 15, 2022, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security and network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the cybersecurity related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. Further, pursuant to the Cyber Data Security Regulations (Draft for Comments), or the Draft Regulations released by the CAC in November 2021, data processors shall apply for a cybersecurity review for certain activities. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Information Security and Confidentiality of User Information.” As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong exchange, we will face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. We have not been involved in any investigations on cybersecurity review initiated by the CAC or other competent authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. We cannot assure you that our future offering will be subject to cybersecurity review by the CAC or other competent authorities, and if so, we may not be able to pass such review.

We believe that we are in compliance with the regulations and policies that have been issued by the CAC and other competent PRC regulatory authorities on cybersecurity in all material respects as of the date of this annual report. We have formulated a cyber security management policy and information security management guidelines to comply with the requirements under the Cyber Security Law. See “Item 4. Information on the Company—B. Business Overview—Environmental and Operational Sustainability Initiatives—Information security” for details on measures we have taken to manage information security risk. However, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law or other cybersecurity related laws and regulations, and we may be held liable in the event of any breach of the relevant requirements under the Cyber Security Law or other relevant laws and regulations. Furthermore, as uncertainties remain regarding the interpretation and implementation of applicable PRC laws and regulations, we cannot assure you that we will comply with such laws and regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition as well as price of our securities.

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, King & Wood Mallesons, that the CSRC approval was not required in the context of our initial public offering or follow-on public offerings under the M&A Rules because we had not acquired any equity interests or assets of a PRC company owned by its Controlling Shareholders or beneficial owners who are PRC companies or individuals, as such terms are defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or another PRC regulatory body subsequently determines that its approval was needed for our initial public offering or follow-on public offerings or such approval is needed for any future offerings, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering or follow-on public offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs and/or ordinary shares.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company-B. Business Overview-Regulatory Matters-People’s Republic of China Regulations-Regulations Related to M&A and Overseas Listings.”

The PRC government authorities have indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted overseas and foreign investment in China-based companies like us. On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, or together with the Trial Measures, the New Regulations on Filing. The New Regulations on Filing were formally implemented on March 31, 2023. The New Regulations on Filing provides, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after the application for overseas listing submitted. However, listed companies like us, which are called as “the stock enterprises”, are not required to apply for the filing immediately until they involved in matters required filings, such as follow-on financing activities. For details about the Trial Measures, please refer to “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to M&A and Overseas Listings.”

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

SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005, requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Huang completed the initial SAFE registration pursuant to SAFE Circular 75 in 2012, and is in the process of applying for amendment of such registration. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries, VIEs and their subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of December 31, 2022, the restricted net assets were RMB24,955.7 million (US$3,618.2 million), including those of the VIEs and their subsidiaries of RMB284.6 million (US$41.3 million) and our subsidiaries of RMB24,671.1 million (US$3,577.0 million), which mainly consisted of paid-in registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs and/or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares and/or ADSs, and any gain realized from the transfer of our ordinary shares and/or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs and/or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs and/or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs and/or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs and/or ordinary shares may decline significantly.

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

The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports are expected to be completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

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

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, as amended, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, KPMG Huazhen LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by KPMG Huazhen LLP on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the Nasdaq and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, or threatened with such a prohibition, the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and ordinary shares. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

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

The perception among investors, due to current and proposed rules and regulations relating to the ability of the PCAOB to inspect our auditors, political tensions between the United States and China, and other matters, that the Company is at heightened risk of delisting from Nasdaq, could negatively affect the market price of our securities and trading volume of our ADSs. There have been recent media reports on deliberations within the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. See “—The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.” If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring incremental compliance costs. Notwithstanding the foregoing, in the event that the Hong Kong Stock Exchange deemed us as having a dual primary listing in Hong Kong, we will be permitted to retain our existing weighted voting rights structure and our variable interest entity structure. See “—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

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

In addition to the above factors, the prices and trading volumes of our ADSs and/or ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, customers or suppliers;
●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other data center services companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market for data center services;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	any actual or alleged illegal acts of our senior management or other key employees;
●	actual or expected changes in monetary and fiscal policies adopted by central banks and financial authorities, particularly any increases in the target range for the federal funds rate announced by the Federal Open Market Committee of the U.S. Federal Reserve System;
●	actual or expected increases in prices for commodities, consumer prices, and inflation rates;
●	fluctuations in exchange rates between the Renminbi, the Hong Kong dollar, the U.S. dollar, the Macanese pataca, the Singapore dollar, the Malaysian ringgit and the Indonesian rupiah;
●	litigation, government investigation or other legal or regulatory proceeding;
●	political or market instability or disruptions, and actual or perceived social unrest in the United States, Hong Kong, or other jurisdictions;
●	release or expiry of lock-up or other transfer restrictions on our ADSs and/or ordinary shares;
●	sales or perceived potential sales or other dispositions of existing or additional ADSs and/or ordinary shares or other equity or equity-linked securities; and
●	attacks by short sellers, including the publication of negative opinions regarding us and our business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. See “—Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares.”

Any of these factors may result in large and sudden changes in the volume and trading prices of our ADSs and/or ordinary shares. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies and industries, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, in 2015 and early 2020. Any additional volatility or further declines in securities markets, such as the Nasdaq, on which our ADSs are listed, and the Hong Kong Stock Exchange, on which our ordinary shares are listed, may have a material and adverse effect on the prices and trading volumes of our ADSs and/or ordinary shares. Furthermore, any fluctuations in the prices and/or trading volumes of our securities, regardless of the underlying cause of such fluctuations, may attract the attention or scrutiny of governmental or regulatory authorities, which could have further material and adverse effects on the prices and trading volumes of our ADSs and/or ordinary shares.

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

Sales of our ADSs, ordinary shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline significantly. As of March 15, 2023, we had 1,468,842,655 ordinary shares outstanding, comprising 1,456,842,659 Class A ordinary shares (including 57,232,624 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 55,590,336 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act. All of the other Class A ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act.

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

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ADSs and ordinary shares over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong. If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong. See “—Risks Related to Doing Business in the People’s Republic of China—The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future” and “—Risks Related to Doing Business in the People’s Republic of China—The perception among investors that the Company is at heightened risk of delisting from Nasdaq could negatively affect the market price of our securities and trading volume of our ADSs. If a delisting were to occur, we would face material adverse consequences.” If the Hong Kong Stock Exchange were to regard us has having a dual primary listing or primary listing in Hong Kong, we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring incremental compliance costs. Notwithstanding the foregoing, in the event that the Hong Kong Stock Exchange deemed us as having a dual primary listing in Hong Kong, we will be permitted to retain our existing weighted voting rights structure and our variable interest entity structure.

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

In 2014, we received a major infusion of capital to fund data center development from STT GDC. We have since established a long-term strategic partnership with STT GDC, which has made several subsequent rounds of investment in us. STT GDC is a wholly owned subsidiary of ST Telemedia. STT GDC is an experienced and strategic data center player which owns a portfolio of data centers in Singapore, UK, Thailand, India, Indonesia, South Korea, Japan and in China through GDS. As of March 15, 2023, STT GDC is our single largest shareholder and we benefit from STT GDC’s industry expertise, access to potential customer and supplier relationships, and solid corporate governance guidance.

In 2016, we completed our initial public offering on NASDAQ under the symbol “GDS.”

In 2017, we began developing B-O-T data centers for specific customers. In August 2019, we entered into a strategic cooperation framework agreement with GIC, Singapore’s sovereign wealth fund, to develop and operate hyperscale B-O-T data centers for a strategic customer on a joint venture basis. According to the agreement, we will own 10% equity interests in the joint venture asset companies and GIC will own 90%. In September 2021, we entered into a new master joint venture investment agreement with GIC, pursuant to which the two parties will form joint ventures for the investment and development of hyperscale B-O-T data centers for several customers. According to the new agreement, we will own 51% equity interest in the joint venture asset companies and GIC will own 49%. We will continue to provide management and operation services to the joint ventures and earn recurring service fees. As of December 31, 2022, we completed the sale of a 49% equity interests of the project company of HL1 Phase 1 data center and UL1 data center to GIC, as the first two B-O-T joint venture data centers pursuant to the new master joint venture investment agreement.

In 2018, we expanded our footprint of self-developed data centers to Hong Kong by purchasing an industrial property for conversion to a data center.

In 2020, we completed our secondary listing on the Hong Kong Stock Exchange under the stock code of “9698.”

In 2021, we expanded our presence to Southeast Asia by acquiring two parcels of greenfield land in Johor, Malaysia and Batam, Indonesia, both in close proximity to Singapore, as part of our Singapore-Johor-Batam strategy in the region.

In 2022, we commenced construction on our greenfield land in Johor, Malaysia and took steps to acquire additional land at the same site in order to secure a pipeline for future development as we scale up our Singapore-Johor-Batam strategy. We also successfully secured an anchor customer commitment for our Malaysia site.

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

B.Business Overview

We are a leading developer and operator of high-performance data centers in mainland China and Hong Kong. Our facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. We also build, operate and transfer data centers at other locations in mainland China selected by our customers to fulfill their broader requirements and recently expanded our presence to serve the Southeast Asia Region.

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

We offer colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds. Our innovative and unique platform of interconnected data centers enables cloud service providers to expand in a flexible way in their key markets, and also enables enterprises to deploy their hybrid clouds in close proximity to the networked nodes of leading public clouds.

We have a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services. As of December 31, 2022, we had an aggregate net floor area of 515,787 sqm in service, 95.5% of which was committed by customers, and an aggregate net floor area of 192,713 sqm under construction, 71.5% of which was pre-committed by customers.

We believe the market for high-performance data center services in mainland China and Hong Kong continue to grow at a strong underlying rate. Demand is driven by rapid growth in the volume of data created, transmitted, processed and stored as a result of the accelerating trend of digital transformation and the rising adoption of new technologies such as cloud computing, 5G, artificial intelligence, big data, machine learning, blockchain, internet of things, augmented and virtual reality, e-payments and digital currency. This has been strongly endorsed and further encouraged by the PRC government policies which consistently and actively support technology-driven development and the growth of the digital economy. The PRC government has promoted the concept of “new infrastructure” which includes, among other things, largescale data centers, artificial intelligence and industrial internet. The PRC government has rolled out plan for overall layout of the country’s digital development. According to the plan, important progress will be made in the construction of a digital China by 2025, with effective interconnectivity in digital infrastructure, a significantly improved digital economy, and major breakthroughs achieved in digital technology innovation. A newly formed National Bureau of Data will be responsible for overall coordination and promoting the development of digital China.

Our platform of interconnected data centers and secured expansion capacity is strategically located to address this growing demand. We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, Chengdu/Chongqing and Hong Kong, the primary financial, commercial, industrial and communications hubs in each region. We refer to the areas in and around these hubs as Tier 1 markets. Our customers typically use our data centers in Tier 1 markets to house their mission-critical, latency-sensitive data and applications. Our data locations provide convenient access for our customers and, furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities.

In the past, our data centers were mainly clustered in key urban districts within each Tier 1 market in accordance with customer preference. In order to keep pace with demand and overcome the challenge of creating new supply, we are also developing more data centers at strategy locations on the outer edge of these markets, including on campuses we can expand capacity in multiple phases. These outer edge developments, which we still consider Tier 1 markets, enable our hyperscale customers to fulfill their requirement for larger developments of IT capacity on a single site and to upscales over time, while remaining within acceptable parameters for network latency. In addition to our presence in Tier 1 markets, we also build, operate and transfer data centers at other locations selected by our customers in order to house their offline and less critical data and applications in lower cost areas where, at times, renewable energy sources are also accessible.

In recent years, we have seen strong growth in demand for high-performance data center services in Southeast Asia. We believe that a large part of this demand originates from our home market customers in China as they seek to capture opportunities arising from the take-off of the digital economy in Southeast Asia. In order to better serve our customs’ requirements, we have begun to expand our presence to Southeast Asia. In 2021, we acquired two parcels of greenfield land in Johor, Malaysia and Batam, Indonesia, both in close proximity to Singapore, as part of our Singapore-Johor-Batam strategy to serve the region. In 2022, we commenced construction on our greenfield land in Johor and took steps to acquire additional land at the same site in order to secure a pipeline for future development as we scale up. We also successfully secured an anchor customer commitment for this project. At the same time, we are progressing preparations to commence construction at our greenfield land in Batam. We believe that our developments in Johor and Batam, where we are one of the first movers, will enable us to support customers who require largescale, low cost capacity in diverse locations with low-latency connectivity to the major network hubs in Singapore. It follows a development pattern of urban and outer edge data centers which we have successfully deployed in and around Tier 1 markets in China.

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

As of December 31, 2022, we served 830 customers, including PRC and global hyperscale cloud service providers and large internet companies, a diverse community of financial institutions, telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. We host the largest public cloud platforms operating in China, some of which are present in multiple GDS data centers. Agreements with our hyperscale cloud service provider and large internet customers generally have terms of three to ten years, while agreements with our financial institution and enterprise customers typically have terms of one to five years.

As of December 31, 2022, we operated 86 self-developed data centers with an aggregate net floor area of 508,224 sqm in service. We also operated capacity at 20 third-party data centers with an aggregate net floor area of 7,563 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we aslo had an aggregate net floor area of 192,713 sqm under construction. In total, we have 103 self-developed data centers in service and under construction. As of the same date, we had an estimated aggregate developable net floor area of approximately 329,283 sqm held for potential future development. Our net revenue and results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service of 94.6%, 93.8% and 95.5% as of December 31, 2020, 2021 and 2022, respectively. We had utilization rates for our area in service of 70.3%, 65.5% and 71.8% as of December 31, 2020, 2021 and 2022, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have entered into agreements but have not yet started to use revenue-generating services.

We have experienced significant growth in recent years. Our net revenue grew from RMB5,739.0 million in 2020 to RMB7,818.7 million in 2021, representing an increase of 36.2%, and increased to RMB9,325.6 million (US$1,352.1 million) in 2022, representing an increase of 19.3%. Our net loss increased from RMB669.2 million in 2020 to RMB1,191.2 million in 2021, and increased to RMB1,266.1 million (US$183.6 million) in 2022. Our adjusted EBITDA increased from RMB2,680.6 million in 2020 to RMB3,703.4 million in 2021, and increased to RMB4,251.4 million (US$616.4 million) in 2022. As of December 31, 2020, 2021 and 2022, our accumulated deficit was RMB2,723.6 million, RMB3,910.8 million and RMB5,179.7 million (US$751.0 million), respectively.

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

Marketing

We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Such pre-commitments typically come from anchor customers who require largescale capacity, such as hyperscale cloud service providers and large internet companies. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. We had pre-commitment rates of 77.4%, 61.3% and 71.5% as of December 31, 2020, 2021 and 2022, respectively. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high commitment rates for each of our data centers.

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

Anchor customers with largescale commitments typically move in over a period of 12 to 24 months, whereas financial institutions and large enterprise customers typically move in over a period of three to six months. The longer move-in period for anchor customers is due to the larger scale of their deployments and operational models, under which they increase utilization of committed data center capacity in multiple phases and in line with the increasing load on their IT systems. During such move-in periods, customers have the right to use part or all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in the sales agreements. Such minimum billable amount typically steps up over time. Customers are usually not allowed to terminate their sales agreements before the end of the move-in period. See “Our Business—Our Customers—Sales Agreements.” The portion of area committed by customers which is revenue generating is referred to as area utilized. As a result of the flexibility granted to customers to use part or all of the services during the move-in period, some of our data centers have lower utilization rates.

Commitment and Utilization Rates

Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer agreements and substantial backlog. Backlog is defined as area committed or pre-committed by customers but yet to be utilized (total area committed minus area utilized at the end of each period). As of December 31, 2020, 2021 and 2022, we had backlog of 203,369 sqm, 237,347 sqm and 260,168 sqm, respectively. The increase in backlog across these periods was primarily due to higher levels of customer commitments and pre-commitments. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and high rates of agreement renewals for our services. Our average quarterly churn rate was 0.8%, 0.4% and 0.5% for the years ended December 31, 2020, 2021 and 2022, respectively.

For our in-service data centers, we aim to maintain high levels of long-term commitment and utilization rates. We had commitment rates for our area in service of 94.6%, 93.8% and 95.5% as of December 31, 2020, 2021 and 2022, respectively. We had utilization rates for our area in service of 70.3%, 65.5% and 71.8% as of December 31, 2020, 2021 and 2022, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all the revenue-generating services for which they have committed. Until the end of the move-in period, the area committed is not fully categorized as area utilized.

Due to the typical time lag for move-in, the continual expansion of our data center capacity, and the high proportion of anchor customers with largescale commitments, we expect that our utilization rate will continue to lag behind our commitment rate. For data centers that have been in operation for a longer period of time, the commitment rate and utilization rate will tend to converge, as customers have fully moved in.

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

In 2022, we commenced construction of 6 new self-developed data centers and multiple phases of 2 existing data centers. As of December 31, 2022, we had an aggregate net floor area under construction of 192,713 sqm, 71.5% of which was pre-committed. In 2022, we completed construction and brought into service 5 new self-developed data centers and second phase of 1 existing self-developed data center with a total net floor area of 29,323 sqm. As of December 31, 2022, we had an aggregate net floor area in service of 515,787 sqm, this capacity was 95.5% committed and 71.8% utilized.

The following table presents certain information relating to our data center portfolio as of December 31, 2022:

				Area held for
		Area	Area under	future
(Sqm)		in service	construction	development
Location
Mainland China	Beijing - Tianjin - Hebei	234,627	80,661	27,966
	Yangtze River Delta	167,513	36,406	115,262
	Greater Bay Area(1)	80,450	28,223	94,200
	Chengdu - Chongqing	18,988	4,190	38,005
	Other	13,066	2,800	29,368
International	Hong Kong	—	14,501	14,482
	Southeast Asia	1,145	25,933	10,000
	Total	515,787	192,713	329,283
Type
Self-developed		439,314	189,273	329,283
B-O-T		68,910	3,440	—
Third party		7,563	—	—
Total		515,787	192,713	329,283
(1)	Greater Bay Area excludes self-developed data centers in Hong Kong, but includes 3rd party data centers in Hong Kong and Macau.

As of December 31, 2022, our total area committed was 630,716 sqm, of which 492,832 sqm and 137,884 sqm related to data centers in service and data centers under construction, respectively.

Self-Developed Data Centers

As of December 31, 2022, we operated 86 self-developed data centers with an aggregate net floor area of 508,224 sqm in service. As of the same date, we also had an aggregate net floor area of 192,713 sqm under construction. In total, we have 103 self-developed data centers in service and under construction. In addition, we had an estimated aggregate developable net floor area of approximately 329,283 sqm held for potential future development.

High-Performance Features. Our self-developed data centers generally feature:

●	High Availability. Approximately 90% of our self-developed data center capacity in service and under construction is equipped with 2N redundant and the remaining is equipped with distributed redundant N+1 delivery paths for power system. Either 2N or distributed N+1 redundancy entails significant additional up-front investment and decreases the yield of net floor area in a building of a given size. Combining 2N or distributed N+1 redundant power system, N+1 concurrent maintainable cooling system and other critical systems to operate our facilities to meet the highest standards, we are able to satisfy the requirements of the most demanding customers for housing their mission-critical IT infrastructure.
●	High Power Density. Our self-developed data center capacity in service has an average power density of approximately 2.17 kW/sqm while our self-developed data center capacity of under construction has an average power density of approximately 2.39 kW/sqm. High power density must be incorporated into the data center design from inception and entails increased development cost per sqm of net floor area. By installing high power density, we enable our customers to deploy their IT infrastructure more efficiently and to optimize their IT infrastructure performance. This is of particular importance to hyperscale cloud service provider and large internet customers as it reduces their IT investment and operating costs.

●	High Power Efficiency. Our self-developed data centers are designed to achieve high power efficiency, which is expressed conversely by a low PUE ratio. In 2022, our self-developed data centers with IT power usage of 30% or above had an average PUE of around 1.29. High power efficiency reduces operating costs, for the benefit of our customers and ourselves, and reduces our carbon footprint. A low PUE ratio is of particular importance to hyperscale cloud service provider and large internet customers who have the most demanding performance targets.

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

Types of Data Centers. We have a diversified and flexible approach to developing our data center portfolio. We categorize our self-developed data centers into the following two types:

●

Purpose-Built. Purpose-built data centers are facilities which are designed and constructed specifically for use as data centers. Our purpose-built facilities comprise those that we design ourselves and for which we directly oversee the construction and fit out, as well as certain of the facilities that we lease or have acquired from third parties. In addition, our build-operate-transfer data centers are also purposed-built data centers. Build-operate-transfer data centers are facilities which are located in other locations to fulfill the broader requirements of our strategic customers. We undertake B-O-T projects through wholly-owned vehicles, as well as through the joint ventures which we are establishing with GIC. The projects are typically greenfield developments on the customer’s own campus. Purpose-built and build-operate-transfer facilities represented approximately 51.8% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2022.

●

Converted. Conversion involves repurposing existing industrial buildings for use as data centers. We undertake conversions in order to fulfill demand where time-to-market and site opportunity do not allow us to purpose-build. We carefully select such buildings based on their suitability for use as data centers. We design and construct to the same high technical specifications as our purpose-built data centers, so as to ensure that the end product is of a comparable standard. Converted facilities represented approximately 48.2% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2022.

Data Center Tenure. We hold our self-developed data center buildings either through direct ownership or lease. In China, land cannot be owned outright, but is secured through land use rights. For data center buildings which we own, we have the right to use the underlying land for up to 50 years, which is the longest permissible period, plus ownership of the buildings and other fixed assets comprising the data center. In Hong Kong, almost all the land is leasehold land leased from the Hong Kong government. The tenure of the relevant government leases for the two parcels of brownfield land where HK1 and HK2 are located that were purchased by us in 2018 and 2019 respectively will expire in June 2047 and the residue of the term of years of the relevant government leases is approximately 25 years. In Malaysia, the land parcel where NTP1, NTP2 and NTP3 are located is all freehold land. In the “free trade zone” of Batam, Indonesia, where the land parcel acquired in Nongsa, or Nongsa Land, is located, land is technically leased from the governing authority. Our ownership of Nongsa Land is represented by “right to build” and “license to use” permits from the relevant authorities. The residue of the term of these permits is around 21 years as they expire on January 2044. For data centers that we lease, we enter into long-term leases with the owners of the building generally for periods of 15 to 20 years, which is the longest permitted lease period under PRC law. However, in the case of the build-operate-transfer projects which we have undertaken to date, where the owner of the building shell is our customer, the lease term is usually ten years.

Our owned facilities and leased facilities (including B-O-T projects) represented approximately 40.1% and 59.9% respectively by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2022.

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

Self-Developed Data Centers in Service: The following table sets forth additional details concerning our portfolio of self-developed data centers in service as of December 31, 2022:

		Date ready for			Area in	Area		Area
		service			service	committed	Commitment	utilized	Utilization
Market	Data center(1)	(HHYY)	Type	Tenure	(sqm)	(sqm)	rate(2)	(sqm)	rate(3)
Beijing - Tianjin - Hebei	BJ1	2H15	Convert	Lease	2,435	2,427	99.7%	2,368	97.3%
	BJ2	2H17	Convert	Lease	5,819	5,327	91.5%	4,240	72.9%
	BJ3	2H17	Convert	Lease	3,144	3,144	100.0%	3,021	96.1%
	BJ4	1H19	Convert	Lease	4,695	3,688	78.6%	3,410	72.6%
	BJ5	1H19	Convert	Lease	13,366	13,243	99.1%	13,159	98.4%
	BJ6	2H19	Convert	Lease	5,965	5,585	93.6%	5,076	85.1%
	BJ7	2H20	Convert	Lease	10,246	10,240	99.9%	3,911	38.2%
	BJ8	1H21	Convert	Lease	10,383	10,383	100.0%	5,816	56.0%
	BJ9	2H19	Convert	Lease	8,029	7,326	91.2%	6,778	84.4%
	BJ10	1H20	Convert	Lease	6,440	6,440	100.0%	6,057	94.0%
	BJ11	1H20	Convert	Lease	6,832	6,832	100.0%	6,505	95.2%
	BJ12	1H20	Convert	Lease	7,016	7,016	100.0%	6,492	92.5%
	BJ13 Phase 1	2H22	Purpose-Built	Own	5,499	5,499	100.0%	—	0.0%
	BJ15	1H21	Convert	Lease	19,166	19,166	100.0%	17,824	93.0%
	BJ16	2H21	Convert	Lease	8,678	8,678	100.0%	2,787	32.1%
	BJ17	2H21	Purpose-Built	Own	1,849	1,849	100.0%	1,835	99.2%
	BJ18	2H21	Purpose-Built	Own	1,849	1,849	100.0%	1,830	99.0%
	BJ20	2H21	Convert	Own	2,507	406	16.2%	181	7.2%
	BJ21	2H21	Convert	Own	3,347	3,347	100.0%	1,646	49.2%
	BJ22	2H21	Convert	Own	3,321	3,321	100.0%	448	13.5%
	BJ23	2H21	Convert	Own	2,457	—	0.0%	—	0.0%
	LF1	2H19	Convert	Lease	4,949	4,949	100.0%	4,949	100.0%
	LF2	2H20	Convert	Lease	5,458	5,458	100.0%	4,915	90.1%
	LF3	1H21	Purpose-Built	Own	11,868	11,868	100.0%	4,955	41.8%
	LF4 Phase 1	2H21	Purpose-Built	Own	6,921	6,921	100.0%	2,753	39.8%
	LF5 Phase 1	1H22	Purpose-Built	Own	7,606	7,606	100.0%	804	10.6%
	LF6	1H20	Convert	Lease	3,787	3,787	100.0%	3,667	96.8%
	LF7	1H20	Convert	Lease	5,558	5,558	100.0%	3,762	67.7%
	LF8	2H20	Convert	Lease	2,670	2,670	100.0%	2,449	91.7%
	LF9	1H21	Convert	Lease	10,820	10,820	100.0%	2,916	27.0%
	LF10	1H21	Purpose-Built	B-O-T	10,456	10,456	100.0%	7,719	73.8%
	HL1 Phase 1	1H21	Purpose-Built	B-O-T	3,440	3,440	100.0%	3,350	97.4%
	TJ1 Phase 1	2H21	Purpose-Built	Own	6,432	4,010	62.3%	3,112	48.4%
	ZB1	1H18	Purpose-Built	B-O-T	5,132	5,132	100.0%	4,870	94.9%
	ZB2	2H18	Purpose-Built	B-O-T	4,662	4,662	100.0%	4,407	94.5%
	ZB3	2H18	Purpose-Built	B-O-T	4,662	4,662	100.0%	4,412	94.6%
	ZB4	1H20	Purpose-Built	B-O-T	4,012	4,012	100.0%	3,812	95.0%
Yangtze River Delta	SH1	2H11	Purpose-Built	Lease	6,432	6,080	94.5%	5,875	91.3%
	SH2	2H15	Purpose-Built	Lease	7,712	7,702	99.9%	7,268	94.2%
	SH3	2H16	Purpose-Built	Lease	7,950	7,860	98.9%	7,774	97.8%
	SH4	2H17	Purpose-Built	Lease	8,395	8,260	98.4%	7,966	94.9%
	SH5	1H18	Convert	Lease	2,062	1,898	92.1%	1,830	88.8%
	SH6	2H18	Purpose-Built	Lease	7,620	6,179	81.1%	5,322	69.8%
	SH7	2H19	Purpose-Built	Lease	6,366	5,743	90.2%	3,825	60.1%
	SH8	2H18	Convert	Lease	4,924	4,719	95.8%	4,556	92.5%
	SH9	1H19	Convert	Lease	3,330	3,330	100.0%	3,330	100.0%
	SH10	1H19	Convert	Lease	3,745	3,745	100.0%	3,616	96.5%
	SH11	1H18	Convert	Lease	4,515	4,515	100.0%	3,781	83.8%
	SH12	1H21	Purpose-Built	Lease	3,567	2,660	74.6%	45	1.3%
	SH13	2H20	Convert	Lease	6,634	4,715	71.1%	3,073	46.3%
	SH14 Phase 1	2H20	Convert	Own	7,000	7,000	100.0%	6,855	97.9%
	SH15	2H20	Convert	Lease	1,587	1,587	100.0%	1,507	95.0%
	SH16	2H20	Purpose-Built	Own	3,736	3,452	92.4%	2,185	58.5%
	SH17 Phase 1	1H21	Convert	Own	5,472	5,472	100.0%	1,380	25.2%
	SH17 Phase 2	2H21	Convert	Own	6,123	6,123	100.0%	4,040	66.0%
	SH18 Phase 1	2H22	Convert	Own	7,501	5,574	74.3%	960	12.8%
	SH19 Phase 1	2H20	Convert	Lease	7,984	7,984	100.0%	5,402	67.7%
	KS1	2H10	Purpose-Built	Own	6,546	6,466	98.8%	6,164	94.2%
	KS2	1H20	Purpose-Built	Own	7,771	7,771	100.0%	7,308	94.0%
	KS3	2H20	Purpose-Built	Own	7,410	7,410	100.0%	6,911	93.3%
	CS1 Phase 1	2H21	Purpose-Built	Own	5,992	5,992	100.0%	1,992	33.3%
	CS2 Phase 1	2H21	Purpose-Built	Own	2,866	2,866	100.0%	2,118	73.9%
	CS2 Phase 2	1H22	Purpose-Built	Own	2,866	2,866	100.0%	868	30.3%
	NT1	2H19	Purpose-Built	B-O-T	3,888	3,888	100.0%	3,792	97.5%
	NT2	1H20	Purpose-Built	B-O-T	3,888	3,888	100.0%	3,701	95.2%
	NT3	2H20	Purpose-Built	B-O-T	3,917	3,917	100.0%	3,721	95.0%
	NT4	1H21	Purpose-Built	B-O-T	4,650	4,650	100.0%	3,738	80.4%
	NT5	1H21	Purpose-Built	B-O-T	4,650	4,650	100.0%	3,220	69.2%
Greater Bay Area	SZ1	2H14	Convert	Lease	4,286	4,273	99.7%	4,261	99.4%
	SZ2	1H16	Convert	Lease	4,308	4,308	100.0%	2,154	50.0%
	SZ3	2H16	Convert	Lease	2,678	2,534	94.6%	2,485	92.8%
	SZ4	2H17	Convert	Lease	4,678	4,222	90.3%	4,128	88.2%
	SZ5	2H19	Convert	Lease	20,583	20,583	100.0%	19,950	96.9%
	SZ6	2H19	Convert	Lease	2,133	—	0.0%	—	0.0%
	SZ8	2H21	Convert	Lease	2,494	2,432	97.5%	1,711	68.6%
	SZ9	2H21	Convert	Lease	2,217	2,217	100.0%	871	39.3%
	GZ1	1H16	Convert	Lease	6,548	6,537	99.8%	6,468	98.8%
	GZ2	2H17	Convert	Lease	6,131	6,131	100.0%	6,101	99.5%
	GZ3	2H19	Purpose-Built	Lease	11,071	11,071	100.0%	11,025	99.6%
	GZ6	2H19	Convert	Lease	6,608	5,729	86.7%	5,005	75.7%
	HY1	1H21	Purpose-Built	B-O-T	3,888	3,888	100.0%	—	0.0%
Chengdu - Chongqing	CD1	1H17	Purpose-Built	Own	6,262	5,958	95.1%	4,039	64.5%
	CD2 Phase 1	2H18	Purpose-Built	Own	8,250	8,250	100.0%	4,938	59.8%
	CQ1 Phase 1	1H22	Purpose-Built	Own	4,451	4,451	100.0%	352	7.9%
Other (China)	WH1 Phase 1	1H22	Convert	Lease	1,400	1,400	100.0%	1,235	88.2%
	UL1	1H20	Purpose-Built	B-O-T	3,889	3,889	100.0%	3,698	95.1%
	UL2	1H21	Purpose-Built	B-O-T	3,889	3,889	100.0%	3,550	91.3%
	UL3	2H21	Purpose-Built	B-O-T	3,889	3,889	100.0%	2,521	64.8%
(1)

We are developing our BJ13, LF4, LF5, HL1, TJ1, SH14, SH17, SH18, SH19, CS1, CS2, CD2,CQ1 and WH1 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the BJ13, LF4, LF5, HL1, TJ1, SH14, SH17, SH18, SH19, CS1, CS2, CD2, CQ1 and WH1 project.

(2)	The ratio of area committed to area in service.
(3)	The ratio of area utilized to area in service.

As of December 31, 2022, 26.7% of our self-developed area in service was in data center buildings which we own and 73.3% was in data center buildings which we lease.

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

Self-Developed Data Centers Under Construction. The following data table presents certain information relating to our self-developed data centers under construction as of December 31, 2022:

		Estimated date
		ready for service			Area under	Area pre-	Pre-commitment
Market	Data center (1)	(HHYY)	Type	Tenure	construction (sqm)	committed (sqm)	rate (2)
Beijing - Tianjin - Hebei	BJ13 Phase 2	2024	Purpose-Built	Own	8,404	8,404	100.0%
	BJ14 Phase 1	2024	Purpose-Built	Own	8,140	8,140	100.0%
	BJ14 Phase 2	1H23	Purpose-Built	Own	4,050	4,050	100.0%
	BJ14 Phase 3	2024	Purpose-Built	Own	2,774	—	0.0%
	LF4 Phase 2	2024	Purpose-Built	Own	7,416	7,416	100.0%
	LF5 Phase 2	2025 & Beyond	Purpose-Built	Own	7,167	2,893	40.4%
	LF11	2024	Convert	Lease	2,345	2,345	100.0%
	LF12	2025 & Beyond	Convert	Lease	2,660	2,660	100.0%
	LF13 Phase 1	2H23	Purpose-Built	Own	5,672	5,672	100.0%
	LF13 Phase 2	2024	Purpose-Built	Own	5,672	5,672	100.0%
	LF14	2025 & Beyond	Purpose-Built	Own	6,904	6,904	100.0%
	LF15 Phase 1	2H23	Purpose-Built	Own	9,034	9,034	100.0%
	HL1 Phase 2	2025 & Beyond	Purpose-Built	B-O-T	3,440	3,440	100.0%
	TJ1 Phase 2	2024	Purpose-Built	Own	6,984	3,797	54.4%
Yangtze River Delta	SH14 Phase 2	2025 & Beyond	Convert	Own	4,040	—	0.0%
	SH17 Phase 3	2H23	Convert	Own	7,280	6,268	86.1%
	SH19 Phase 2	2024	Convert	Lease	4,826	—	0.0%
	KS4	2025 & Beyond	Convert	Lease	3,500	—	0.0%
	CS1 Phase 2	2025 & Beyond	Purpose-Built	Own	5,028	5,028	100.0%
	CS2 Phase 3	2H23	Purpose-Built	Own	5,732	5,732	100.0%
	CS3 Phase 1	2025 & Beyond	Purpose-Built	Own	6,000	6,000	100.0%
Greater Bay Area	SZ10	1H23	Convert	Lease	1,601	625	39.0%
	SZ11 Phase 1	2024	Convert	Lease	3,545	—	0.0%
	SZ11 Phase 2	2025 & Beyond	Convert	Lease	3,545	—	0.0%
	GZ4	2025 & Beyond	Convert	Lease	7,000	—	0.0%
	HZ1 Phase 1	2024	Convert	Lease	6,267	6,267	100.0%
	HZ1 Phase 2	2025 & Beyond	Convert	Lease	6,267	6,267	100.0%
Chengdu – Chongqing	CQ1 Phase 2	2025 & Beyond	Purpose-Built	Own	4,190	—	0.0%
Other (China)	WH1 Phase 2	2025 & Beyond	Convert	Lease	2,800	—	0.0%
Hong Kong	HK1 Phase 1	1H23	Purpose-Built	Own	2,797	2,797	100.0%
	HK1 Phase 2	2H23	Purpose-Built	Own	4,264	2,541	59.6%
	HK2	2024	Purpose-Built	Own	7,440	—	0.0%
Southeast Asia	NTP1	2H23	Purpose-Built	Own	8,718	8,718	100.0%
	NTP2	2H23	Purpose-Built	Own	8,718	8,718	100.0%
	NTP3	2024	Purpose-Built	Own	8,497	8,497	100.0%
(1)

We are developing our BJ13, BJ14, LF4, LF5, LF13, LF15, HL1, TJ1, SH14, SH17, SH19, CS1, CS2, CS3, SZ11, HZ1, CQ1, WH1 and HK1 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the BJ13, BJ14, LF4, LF5, LF13, LF15, HL1, TJ1, SH14, SH17, SH19, CS1, CS2, CS3, SZ11, HZ1, CQ1, WH1 and HK1 project.

(2)	The ratio of area pre-committed divided by the area under construction.

As of December 31, 2022, 75.2% of our self-developed area under construction was in data center buildings which we own and 24.8% was in data center buildings which we lease.

Self-Developed Data Center Capacity Held for Future Development. We have also secured data center capacity that we classify as held for future development. We have acquired land and entered into binding framework agreements with local governments for further land acquisitions, and we have entered into agreements in connection with the acquisition and lease for buildings which could potentially be developed into data centers with an estimated aggregate developable net floor area of approximately 329,283 sqm as of December 31, 2022.

The following table presents certain information relating to our self-developed data centers held for future development as of December 31, 2022:

		Area Held For Future
Market		Development (sqm)
Mainland China	Beijing - Tianjin - Hebei	27,966
	Yangtze River Delta	115,262
	Greater Bay Area	94,200
	Chengdu - Chongqing	38,005
	Other	29,368
International	Hong Kong	14,482
	Southeast Asia	10,000
	Total	329,283

Third-Party Data Centers

In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. For this kind of facility, we typically enter into leases for fixed terms of three to ten years. As of December 31, 2022, we operated capacity at approximately 20 third-party data centers with an aggregate net floor area of 7,563 sqm in service.

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

In September 2021, we entered into a new master joint venture investment agreement with GIC, pursuant to which the two parties will form joint ventures for the investment and development of hyperscale B-O-T data centers for several customers. According to the new agreement, we will own 51% equity interests in the joint venture asset companies and GIC will own 49%. We will continue to provide management and operation services to the joint ventures and earn recurring service fees. As of December 31, 2022, we completed the sale of a 49% equity interests of the project company of HL1 Phase 1 data center and UL1 data center to GIC, as the first two B-O-T joint venture data centers pursuant to the new master joint venture investment agreement.

As of December 31, 2022, we had 68,910 sqm net floor area relating to 15 B-O-T data centers in service, 100% of which were committed, and 3,440 sqm net floor area relating to second phase of 1 existing B-O-T data center under construction, 100% of which was pre-committed. Apart from HL1 Phase 1 and UL1, two B-O-T joint venture data centers of which we currently own 51% and GIC owns 49%, we still hold 100% of the equity interests in the project companies holding all the other B-O-T data centers as of December 31, 2022.

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

We design and build our facilities using a modular approach, which involves an innovative construction method using pre-fabrication technology to shorten development time, improve quality control and achieve costs savings. This approach provides a flexible and efficient solution to meet the growing demands of modern cloud-based platforms and customers.

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

We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We have also developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for more than ten years, and received certification for ISO 22301 in September 2016. We also received certification for ISO 14001, ISO 45001, ISO 50001 in November 2020. As of December 31, 2022, we had 26 data centers awarded with Management and Operations, or M&O, Approved Site awards by the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business-critical infrastructure. In 2018, we signed a three-year framework contract with the Uptime Institute to support continuous verification of operation and maintenance capabilities of our data centers. At the same time, in order to verify the unified regional operation and management capability based on our Data Center Operation Management Platform, the Uptime Institute also awarded the regional “M&O Approved Site” to GDS. We believe that our standard of data center operations, which reflects our history and culture as an IT service provider, set us apart from many data center service providers in China.

Our Customers

We had two customers that generated 26.3% and 20.5% of our total net revenue, respectively, in 2020. We had two customers that generated 23.7% and 22.2% of our total net revenue, respectively, in 2021. We had two customers that generated 25.1% and 19.9% of our total net revenue, respectively, in 2022. No other customer accounted for 10% or more of our total net revenue during those periods.

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

As of December 31, 2022, we served 830 customers, including hyperscale cloud service providers and large internet companies, a diverse community of PRC and foreign financial institutions as well as telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. We host the largest PRC and global public cloud platforms operating in China, some of which are present in multiple GDS data centers.

Our cloud service provider, large internet, financial institution and enterprise customers accounted for 63.1%, 24.8% and 12.1% of our total area committed as of December 31, 2022, respectively. Our two largest customers accounted for 37.7% and 14.6%, respectively, of our total area committed as of December 31, 2022. No other customer accounted for 10% or more of our total area committed as of that date.

The following table presents the total area committed of our top five customers, all of which are cloud service providers or large internet companies, as of December 31, 2022:

	Total area	Total area
	committed	committed
End User Customer	(sqm)(1)	(%)
Customer 1	237,986	37.7%
Customer 2	92,043	14.6%
Customer 3	34,177	5.4%
Customer 4	32,004	5.1%
Customer 5	25,324	4.0%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent, or have received other confirmations from, certain customers.

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

Our average quarterly churn rate was 0.8%, 0.4% and 0.5% for the years ended December 31, 2020, 2021 and 2022, respectively.

In 2022, we were notified by one of our major customers that they were going to move out of several of our data centers in Beijing, which we believe is a major churn event. We expect this churn will occur in 2023. See “Risk Factors—Risks Relating to Our Business and Industry—Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers could adversely affect our financial condition and results of operations.”

Billing

We generally bill customers on a monthly or quarterly basis in arrears. On a monthly basis, we recognize revenue as service is rendered in the period. As we are billing in arrears, this results in unbilled receivables between the time when we have the unconditional right to the consideration for the services we provided to our customers (i.e. billable revenue) and the time when we actually bill our customers. Once we issue the bill at the end of the monthly or quarterly billing period, it becomes a billed receivable and then we collect cash payment. This is a recurring cycle and it is common in businesses which provide services on a long-term contract basis, recognizing revenue as services are rendered and billing in arrears. We have a very low incidence of doubtful accounts and write-offs. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.” During the years ended December 31, 2020, 2021 and 2022, we recorded RMB2.0 million, RMB10.1 million and RMB9.9 million (US$1.4 million) of allowance for doubtful accounts, respectively.

Customer Satisfaction

We endeavor to provide high levels of customer service, support, and satisfaction. We interact regularly with our customers to receive their feedback and continuously improve. In 2022, we engaged third-party research firm NielsenIQ to conduct a client satisfaction survey. NielsenIQ conducted their survey from November 28, 2022 to January 6, 2023. The survey used quota sampling, computer assisted telephone interviews, and in-depth interviews. It covered our company’s business users in an array of industries. The survey collected feedback from 289 business users. The average client satisfaction score was 9.619 out of 10. The net promoter score was 88%.

Our Suppliers

Our five largest suppliers accounted for less than 70% of our purchases in our operating expenditures for each of the three years ended December 31, 2020, 2021 and 2022; and none of them individually accounted for more than 30% of our annual purchases for the year ended December 31, 2020 and one of them accounted for more than 30% but less than 40% of our annual purchase for the year ended December 31, 2021 and one of them accounted for more than 40% but less than 50% of our annual purchase for the year ended December 31, 2022.

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

As of December 31, 2022, we had 176 registered computer software copyrights and 139 trademark registrations in China, 1 trademark registration outside China and 48 pending trademark applications in China, 105 pending trademark applications outside China, including registered trademarks for “万国数据” “GDS” and , our figure trademark. As of December 31, 2022, we had 112 patents granted and 78 patent applications in mainland China, 7 patent applications outside China and had registered 17 domain names, including gds-services.com.

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

In 2021, we launched our Southeast Asia business to develop data centers in strategic locations in and around Singapore to better serve our customers’ requirements in the region. Competition in these markets include domestic Chinese and international carrier-neutral data center service providers, as well as domestic Chinese and global telecommunications carriers. We believe our first-mover advantage in having secured capacity in close proximity to Singapore and our strong customer relationships differentiate us from our competitors in the region. We believe that we also have a mutually beneficial relationship with domestic Chinese and international carriers since our data center services often help attract more customers for their telecommunications services.

Risk Management and Internal Control

We have established risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations. We described these risk management and internal control systems in our 2020 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on November 30, 2021. See “—Environmental and Operational Sustainability Initiatives” for more information regarding our 2020 ESG report.

Information Security Risk Management

We have formulated cyber security management policies and guidelines, based on the ISO 27001 information security management and ISO 27701 privacy information management standard, to provide a framework for the protection of our information security and all valuable information, data and intellectual property within our company.

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

Environmental and Operational Sustainability Initiatives

We published our second annual ESG report in December 2022, wherein we explain our progress in 2021 toward fulfilling our ESG commitments. For more information, please refer to our 2021 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on December 1, 2022.

We plan to publish our 2022 ESG report later this year, which will describe our 2022 ESG performance and initiatives. Below is a summary of 2022 ESG highlights:

Environmental. In 2022, over 35% of our electricity consumption was from renewable energy sources. The renewable energy we used includes renewable energy direct purchase and renewable energy certificates. Our self-developed data centers with an IT power usage of 30% or more had an average PUE of around 1.29. As of December 31, 2022, 34 of our self-developed data centers have been recognized and awarded sustainability related certifications by leading domestic and global organizations.

Social. In 2022, 27% of our mid to senior level management staff, 37% senior level management staff and 18% of our board of directors were women. Average training hours per employee per year was 36.4. The annual employee turnover rate was 14.1%.

Governance. In 2022, 100% of our employees received compliance and anticorruption training. 100% of our employees received cyber security training. We established an ESG management framework and sustainability committee.

Employees

We aim to provide our employees with a fair and transparent career development platform, with training opportunities available to all employees. We adopt “growth mindset” and use 3E (Experience, Exposure and Education) as our main development methodology to provide a wide range of orientations for new hires, on-job training, internal and external knowledge sharing, formal professional training, job related certification and others. We had approximately 1,479, 1,878 and 2,185 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the number of our employees by function as of December 31, 2022:

	Number of
	Employees	% of Total
Colocation services	1,558	71.30%
Managed services	145	6.64%
Sales and marketing	110	5.03%
Management, finance and administration	372	17.03%
Total	2,185	100.00%

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

Facilities

Our headquarters are located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China. We also have regional offices in Suzhou, Beijing, Chengdu, Shenzhen, Guangzhou, Hong Kong, Singapore and Malaysia.

As of December 31, 2022, our offices were located on leased premises totaling approximately 12,250 sqm across China, Singapore and Malaysia. We lease our office premises from third parties.

There was no single property interest of our Group that formed part of non-property activities had a carrying amount of 15% or more of our Group’s total assets as of December 31, 2022. Pursuant to section 6(2) of the Hong Kong Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this document is exempted from compliance with the requirement of section 342(1)(b) of the Companies (WUMP) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (WUMP) Ordinance, which requires a valuation report with respect to all of our interests in land or buildings.

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

People’s Republic of China Regulations

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

Pursuant to the 2019 PRC Foreign Investment Law, foreign investment means the investment activities within the PRC directly or indirectly conducted by foreign natural persons, enterprises, and other organizations, or the foreign investor, including the following circumstances: a foreign investor acquires any shares, equities, portion of property, or other similar interest in an enterprise within the PRC. The PRC applies the administrative system of pre-establishment national treatment plus negative list to foreign investment. Where a foreign investor invests in a field prohibited from investment by the Negative List (2021), the competent department shall order cessation of investment activity, disposition of shares and assets or adoption of other necessary measures during a specified period, and restoration to the state before investment; and its illegal income, if any, shall be confiscated. Where the investment activity of a foreign investor violates any special administrative measure for restrictive access as set out in the Negative List (2021), the competent department shall order the investor to take corrective action during a specified period and adopt necessary measures to meet the requirements of the special administrative measure. Where the investment activity of a foreign investor violates the Negative List (2021), it shall be otherwise subject to corresponding legal liabilities under the applicable law.

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

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less, except as otherwise provided by the state.

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

The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. The Telecom Catalogue amended on December 28, 2015 (which took effect from March 1, 2016 and was further amended on June 6, 2019), or the 2015 Telecom Catalogue, categorizes internet data centers, online data and transaction processing, on-demand voice and image communications, domestic internet virtual private networks, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, internet access and online information and data search, among others, as VATS. The “internet data center” business is defined under the 2015 Telecom Catalogue as a business that (i) uses relevant infrastructure facilities in order to render outsourcing services for housing, maintenance, system configuration and management services for clients’ internet or other network related equipment such as servers, (ii) provides the leasing of equipment, such as database systems or servers, and the storage space housing the equipment and (iii) provides lease agency services of connectivity lines and bandwidth of infrastructure facilities and other application services. Also, internet resources collaboration services business is incorporated into the definition of internet data center business under the 2015 Telecom Catalogue, and defined as “the data storage, internet application development environment, internet application deployment and running management and other services provided for users through internet or other networks in the manners of access at any time and on demand, expansion at any time and coordination and sharing, by using the equipment and resources built on database centers.” Under the 2015 Telecom Catalogue, “fixed network domestic data transmission services” is categorized as a basic telecommunications business and defined as “a domestic end-to-end data transfer business by wired mode under fixed-net, except for the internet data transfer business,” and the “domestic internet virtual private networks service” is categorized as a value-added telecommunications business and defined as “a customization business of internet closed user group network for domestic users by self-owned or leased internet network resources of the operators and adopting TCP/IP agreement.”

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

Under the Measures for the Energy Conservation Review of Fixed-Asset Investment Projects, which was promulgated by the NDRC on November 27, 2016, and effective from January 1, 2017, for an enterprise investment project, the construction entity shall, before commencing construction, obtain the energy conservation review opinion issued by the energy conservation review authority. The construction entity shall not commence the construction of a project which fails to undergo energy conservation review in accordance with the provisions of these Measures or fails to pass energy conservation review, and if the project has been completed, it shall not be put into production and use. In the case of any major change in the construction content and energy efficiency level of a fixed-asset investment project passing energy conservation review, the construction entity shall file an amendment application with the energy conservation review authority. Shanghai, Beijing, Shenzhen, Guangdong, Chengdu, Hebei, Jiangsu, Inner Mongolia and other provinces and cities have formulated detailed regulations on the review of energy conservation of fixed-asset investment within their jurisdictions, and reinforced interim and post-filing supervision. On November 25, 2022, the NDRC published the Measures for the Energy Conservation Review of Fixed-Asset Investment Projects (Draft for Comments), which if officially published and implemented, provides that projects which are divided and constructed into several phases shall conduct energy conservation acceptance by each phase before being put into operation.

New regulations, policies and rules have been issued with respect to the construction or development of new data centers, and rebuilding or expansion of existing data centers. For example,

●	On January 21, 2019, the MIIT, the National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center Construction, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, reaching the PUE of newly constructed large and extra-large data centers at or below 1.4 in the year 2022 and PUE of existing large and extra-large data centers at or below 1.8 by way of technical upgrade.
●	On November 5, 2020, the General Office of the People’s Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average utilization rate of data centers in Guangdong Province shall reach 65% and the average designed PUE of data centers in Guangdong Province shall be lower than 1.3 in the year 2022.
●	The NDRC, the Office of the Central Cyberspace Affairs Commission, the MIIT and National Energy Administration jointly published the Guiding Opinion on Accelerating the Construction of National Integrated Big Data Center Collaborative Innovation System on December 23, 2020, pursuant to which the PUE of large and extra-large data centers shall be at or below 1.3 in the year 2025.
●	The NDRC, the Office of the Central Cyberspace Affairs Commission, the MIIT and National Energy Administration jointly published the Implementation Plan for Carrying Out Target Requirements on Carbon Neutrality and Promoting the Green and High-quality Development of New Infrastructure such as Data Centers and 5G Networks on November 30, 2021, pursuant to which authorities aim to reach: 1) the average PUE of newly constructed large and extra-large data centers shall be at or below 1.3 and the average PUE of such data centers in national hubs shall further be at or below 1.25 in the year 2025; 2) data centers of which the PUE is above 1.5 shall be upgraded; and 3) the overall utilization rate of data centers shall be significantly improved and the utilization rate of data centers in western areas shall be increased from 30% to over 50%.
●	On April 25, 2021, the Energy Bureau of Guangdong Province published the Notice on Clarifying the Relevant Requirements for Energy Consumption Guarantee of Data Centers in Guangdong Province, pursuant to which: 1) the newly increased IDC racks will not be supported in Guangdong Province in principle from 2021 to 2022, except for the integration of existing resources and the construction of projects with marginal computing demand (small data centers with less than 1,000 standard racks), and from 2023-2025, if the utilization rate of data centers in Guangdong Province could reach 70% or above, subject to the reduction of energy consumption, the energy conservation review opinion could be considered to be issued to newly constructed data center projects or expansion projects of data centers; and 2) the PUE of data centers shall be below 1.3 during the Fourteenth Five-year plan period.

●	On April 27, 2021, the Beijing Municipal Bureau of Economy and Information Technology, or the Beijing EIT, issued the Implementation Plan on Coordinated Development of Data Centers in Beijing (2021-2023), or the 2021-2023 Implementation Plan, which stipulates that:1) data centers involved in providing backup and storage services with outdated functions of which the PUE is above 2.0, the average single rack capacity is below 2.5 kilowatts or the average utilization rate is below 30% shall be gradually shut down; 2) data centers of which the PUE is above 1.8 or the average single rack capacity is below 3 kilowatts shall be upgraded (the PUE of cloud computing data centers shall be at or below 1.3 and the PUE of edge data centers shall be at or below 1.6 after such upgrade); and 3) the PUE of newly constructed cloud data centers shall be at or below 1.3 and the average single rack capacity of such data centers shall be at or above 6 kilowatts.
●	On July 4, 2021, the MIIT published the Three Year Action Plan on the Development of New Data Center (2021-2023), pursuant to which the PUE of large and above scale data centers which are newly constructed shall be at or below 1.3 and the PUE of such data centers located in severe cold areas should aim to be at or below 1.25 by the end of year 2023.
●	On July 22, 2021, the Beijing DRC published the Several Provisions on Further Strengthening the Energy Conservation Review of Data Center Projects, which provides, among other things, that: 1) renewable energy usage plan shall be included in the energy conservation report, and renewable energy usage ratio of newly constructed data centers shall be increased gradually, which could be realized by means of renewable power trading and renewable energy certificates trading. The renewable energy usage level of data centers for the previous year shall be verified based on their energy conservation review opinions and energy conservation reports, and in accordance with the Technical Guidelines for Verification and Evaluation of Annual Renewable Energy Utilization Levels in Data Centers (Trial) published by the Beijing DRC on March 3, 2023; 2) for new construction or expansion of data centers, the PUE of such data centers shall be at or below 1.3, 1.25, 1.2 and 1.15 correspondingly if the annual energy consumption is less than 10,000 tons of standard coal, less than 20,000 tons of standard coal but not less than 10,000 tons of standard coal, less than 30,000 tons of standard coal but not less than 20,000 tons of standard coal, and not less than 30,000 tons of standard coal (energy equivalent value); 3) change formalities shall be conducted if the utilization rate of data centers is less than 80% within two years after the issuance of the energy conservation review opinion; and 4) differential power price shall be applicable to data centers of which the PUE is more than 1.4.
●	On February 14, 2022, the General Office of People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015 and 2018. The 2022 Catalogue prohibits new construction or expansion within Beijing’s municipal boundaries of data centers which are involved in providing internet data services or information processing and storage support services, except for those meeting the 2021- 2023 Implementation Plan. In addition, new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, and new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services, except for edge data centers and computing infrastructure meeting the requirements of the 2021-2023 Implementation Plan, is prohibited within the boundaries of Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town.
●	On February 28, 2022, the Chongqing Commission of Economy and Informatization, or the Chongqing CEI, the Chongqing Development and Reform Commission, or the Chongqing DRC, the Chongqing Municipal Bureau of Ecology and Environment, the Chongqing Administration for Industry and Commerce, or the Chongqing AIC, and the Energy Bureau of Chongqing jointly published the Implementation Plan of Chongqing’s Strict Energy Efficiency Constraints Promoting Energy Conservation and Carbon Reduction in Key Areas, pursuant to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.3, and the PUE of the existing data centers aim to be at or below 1.5 in the year 2025.
●	On May 7, 2022, the Beijing EIT and the Beijing DRC jointly published the Comprehensive Governance Work Plan of Data Centers with Low Energy Efficiency, according to which the issuance of energy conservation review opinion may be withheld for areas where energy intensity or carbon intensity does not decrease but increases, or for areas or individual projects where the overall utilization rate of data centers which have been put into operation for one year with an annual energy consumption of 2,000 tons or more of standard coal is less than 50%.

●	On June 24, 2022, the Shanghai CEI and the Shanghai DRC jointly issued the Implementation Opinions on Promoting the Healthy and Orderly Development of Data Centers in Shanghai, according to which construction entity shall operate data centers within two years after obtaining the energy consumption quota, otherwise, the energy consumption quota may be withdrawn by the competent governmental authority if appropriate. The Implementation Opinions on Promoting the Healthy and Orderly Development of Data Centers in Shanghai also provides that commitment made by the construction entity such as the equity structure, the construction plan and the energy conservation measures shall not be arbitrarily changed within the specified period of time after data centers are put into operation, and if the construction entity, after making rectification, still fails to meet the commitment resulting in serious inconsistency, the construction entity may be unable to apply for new projects in Shanghai in the future.
●	On August 22, 2022, the NDRC, the MIIT, the Ministry of Finance of the People’s Republic of China, the Ministry of Ecology and Environment of the People’s Republic of China, the Ministry of Housing and Urban-Rural Development of the People’s Republic of China, the State-owned Assets Supervision and Administration Commission of the State Council and the National Energy Administration jointly published the Action Plan for Green and Low Carbon Development in the Information and Communication Industry (2022-2025), according to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.3 in the year 2025.
●	On September 29, 2022, the Shanghai Municipal People’s Government published the Implementation Measures for Energy Conservation Review of Fixed Assets Investment Projects in Shanghai, according to which the impact of energy consumption projects on “Dual Control” and carbon peak targets should be evaluated when it comes to the review of the energy conservation report.
●	On September 30, 2022, the Chongqing CEI, the Chongqing DRC, the Chongqing Municipal Bureau of Ecology and Environment, the Chongqing AIC, the Chongqing Finance Bureau and the Chongqing State-owned Assets Supervision and Administration Commission jointly published the Chongqing Industrial Energy Efficiency Improvement Action Plan, according to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.25 in the year 2025.
●	On October 10, 2022, the Shanghai Municipal People’s Government published the Comprehensive Work Implementation Plan for Energy Conservation and Emission Reduction in Shanghai during the “14th Five Year Plan”, according to which the PUE of newly constructed data centers and existing data centers after technical upgrade shall be at or below 1.3 and 1.4 respectively.
●	On November 29, 2022, the Shanghai CEI and the Shanghai DRC jointly issued the Implementation Plan for Carbon Peak in Shanghai’s New Infrastructure Field, according to which: 1) the PUE of data centers which are newly constructed shall be at or below 1.3 and the PUE of large data centers which are located in the Yangtze River Delta Hub shall be at or below 1.25 during the Fourteenth Five-year plan period; 2) the PUE of newly constructed data centers and the existing data centers aims to be at or below 1.25 and 1.4 respectively during the Fifteenth Five-year plan period; and 3) the PUE of data centers with low energy efficiency aims to be at or below 1.4 after technical upgrade.
●	On December 2, 2022, the Guangdong DRC and the Guangdong IIT jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers, according to which: 1) the average PUE of data centers which are newly constructed (other than the data centers located in data center clusters of national hubs) in Guangdong province shall be at or below 1.3; 2) the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25; 3) the PUE of the existing data centers should aim to be at or below 1.5 after technical upgrade; and 4) the average utilization rate of data centers in Guangdong Province should aim to reach 80%.
●	On December 16, 2022, the Shanghai CEI issued a Notice on Collecting the Proposed New Data Center Project in 2022, according to which the total designed rack capacity of a project should be no less than 18 MW and the average designed rack capacity of a single rack should be no less than 6 kW.

The MIIT published the Supervision Measures for Industrial Energy Conservation on December 22, 2022, which became effective on February 1, 2023, and a Notice on Carrying out Supervision of Industrial Energy Conservation in 2022 on July 28, 2022. According to such regulations, the industrial energy conservation supervision department supervises and inspects the implementation of the laws and regulations regarding the energy conservation related matters in data centers and penalties may be imposed in case of any failure to comply with these laws and regulations. Local authorities have also imposed various requirements as to the supervision of energy conservation. For example, the Beijing DRC issued a Notice on Carrying out Energy Conservation Supervision in Beijing in 2022 on April 2, 2022, pursuant to which supervision of the energy conservation related matters will be carried out for fixed assets investment projects which have obtained the energy conservation review since 2020.

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

On December 23, 2022, the NDRC issued a Notice on Further Improving Power Purchase Agency for Power Grid Enterprises. On January 4, 2023, the National Energy Administration issued the Key Points of Energy Regulatory Work in 2023. Pursuant to these regulations, the scope of power grid enterprises as power purchase agents should be narrowed down and industrial and commercial users are encouraged to enter the electricity market directly. Local authorities have also promulgated various requirements as to the electricity market. For example, on December 14, 2022, the Beijing Municipal Commission of Urban Management issued a Notice of the Electricity Market Trading Scheme and Green Electricity Trading Scheme in Beijing in 2023, according to which industrial and commercial users of 10 kV and above should directly participate in market transactions in principle, and other industrial and commercial users should be encouraged to purchase electricity directly from the electricity market.

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

The Personal Information Protection Law, or the PIPL, which was promulgated by the SCNPC on August 20, 2021 and took effect on November 1, 2021, provides detailed rules for processing personal information and further improves the personal information protection system. It aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The PIPL requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. The PIPL also specifies the rules for handling “sensitive personal information,” which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, the MPS, the Ministry of State Security, the Ministry of Finance, the MOFCOM, the PBOC, the SAMR, the National Radio and Television Administration, or the NRTA, the CSRC, the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provides that, among others, a critical information infrastructure operator which engages in data processing activities or an online platform operator conducts data processing, either of which affects or may affect national security shall be subject to the cybersecurity review. In addition to the abovementioned circumstance under which the relevant operators are mandatorily imposed with the obligation to apply for cybersecurity reviews, the Cybersecurity Review Measures also provides that if the members of the cybersecurity review working mechanism consider that certain network products and services and data processing activities affect or may affect national security, the Cybersecurity Review Office shall report to the CAC for approval and initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing. Many of the legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. For example, the Cybersecurity Review Measures provides that operators engaging in data processing who hold more than one million users’ individual information and seek listing aboard shall file for cybersecurity review with the Cybersecurity Review Office under the CAC and the concepts of “listing aboard” and “hold” are still unclear.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, and it became effective on September 1, 2022, which requires data processors apply to the national cyberspace administration through the local cyberspace administration at the provincial level under any of the following circumstances: (i) the data processor provides important data abroad, (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad, (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad, or (iv) any circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration. PRC government authorities may have wide discretion in the interpretation and enforcement of the Security Assessment Measures, including whether we have exported “important data” as defined thereunder, and thus there is uncertainty as to whether we may be subject to security assessment. As there are still uncertainties regarding the further enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure that whether these provisions will be applicable to us.

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

The PRC Trademark Law, issued in 1982 and amended in 1993, 2001, 2013 and 2019 respectively, with its implementation rules issued in 2002 and amended in 2014, protects registered trademarks. According to the PRC Trademark Law, the PRC Trademark Office of the State Administration for Industry and Commerce, the predecessor of the Trademark Office of China National Intellectual Property Administration, handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

SAFE Circular 37

SAFE Circular 37 replaced the former circular commonly known as Circular 75 promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or Circular 13 (effective from June 1, 2015), which has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Circular 13 was partially invalid according to Circular on Repealing and Invalidating.

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

Foreign Debts

On January 5, 2023, NDRC issued the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which became effective on February 10, 2023, provides that enterprises borrowing foreign debts must complete formalities for examination and registration of foreign debts and report and disclose the relevant information. Enterprises must complete examination and registration and obtain the Certificate of Examination and Registration from NDRC before they could legally borrow foreign debts. In addition, enterprises must submit information of utilization of foreign debts, repayment, planned arrangements and major business indicators to NDRC at the end of each January and July. Since this regulation is relatively new, uncertainties exist in relation to its interpretation and implementation.

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

In addition, the Measures for the Security Review of Foreign Investment, or the NSR Measures, was jointly issued by the NDRC and MOFCOM on December 19, 2020, and effective from January 18, 2021. The NSR Measures specify, among other things, provisions concerning the national security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures. According to the NSR Measures, the national security review working mechanism, or the NSR Authority, is empowered to be responsible for overseeing, coordinating and guiding the national security review procedures, and all foreign investment in the defense-related sectors and the investment resulting in foreign investors’ acquisition of the control of the PRC target in certain other important sectors (including important infrastructure and important information technology and internet products and services) are subject to national security review, while there is no further guidance on the exact coverage of such important sectors nor a clear definition of the “control”, and the NSR Authority has a very broad discretion to interpret and determine in practice.

In order to regulate overseas securities offering and listing activities by domestic companies in direct or indirect form, on February 17, 2023, the CSRC released the New Regulations on Filing. Under New Regulations on Filing, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. According to the New Regulations on Filing, if the issuer meets the following conditions at the same time, its offering and listing will be deemed as an “indirect overseas offering and listing by a domestic company”: (i) the revenues, total profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts and any index accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the main parts of business activities are conducted in PRC or its principal place of business is located in PRC, or the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC. In case of an overseas initial public offering or listing, it shall file with the CSRC within three working days after submitting the application documents for issuance and listing abroad. However, listed companies are not required to apply for the filing immediately until they involved in matters required filings, such as follow-on financing activities. Pursuant to the newly promulgated New Regulations on Filing, as for companies seeking offering and listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and approve the filing of the offering and listing of such companies if they duly meet the compliance requirements. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and VIE agreements. If we fail to timely complete the relevant filing procedures for our further offering, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary in China, delay of or restriction on the repatriation of the proceeds from this offering into China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or circumstances may become advisable for us, to halt our offerings before settlement and delivery of the shares offered.

Hong Kong Regulations

While there is no specific regulatory approval required for companies, including foreign entities, to develop and operate data centers in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business.

This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Laws and Regulations related to Town Planning and Land Use Rights of Data Centers

Generally, companies do not face restrictions on the purchase and ownership of land and buildings. Under Hong Kong’s Town Planning Ordinance (Chapter 131 of the Laws of Hong Kong), or the TPO, land in Hong Kong is zoned for different purposes under the Outline Zoning Plans, or the OZPs. Data centers may only be operated in certain areas under the OZPs including areas zoned as “Commercial”, “Industrial” and more. Permission may also be given from the Town Planning Board for certain other areas, including areas zoned as “Comprehensive Development Area” to be used as data centers.

In addition to the town planning restrictions under the TPO, the use of any specific land lot in Hong Kong is also subject to the land lease governing the lot on which the property stands and containing restrictions on the land use and other requirements maintained by, among others, the Lands Department, or LandsD.

Companies developing and operating data centers in Hong Kong may source potential land supply by either directly acquiring land from the Hong Kong government or to convert existing lands and properties by way of applying for either a lease modification or waiver on lease restrictions as part of the Hong Kong government’s initiative to provide concessionary measures to facilitate data center development.

The Practice Notes No.3/2012, No.3/2012A and No.3/2012B published by LandsD in 2016, or the PNs, introduced measures to incentivize the relevant land owners to apply for a lease modification or a land exchange for development of an industrial lot for high-tier data center use. According to the PNs, relevant owners or developers may submit an application for development of an industrial land lot for a high-tier data center use up to or less than the maximum permissible development intensity permitted under the relevant statutory town plan or, where the statutory town plan does not specify the maximum permissible development intensity, the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong), or the BO. LandsD would assess the land premium payable by the owner, which will be an amount “equivalent to the difference between the value of the land under the current lease conditions and its value under the proposed modified lease conditions.” Furthermore, an administrative fee is also payable for LandsD to process the application.

Further, the PNs permit owners of industrial buildings located in certain areas under the OZPs apply for a waiver, at zero waiver fee, for changing the use of such part(s) of the industrial building as a data center if, as at the date of the submission of such application, the age of the industrial building is not less than 15 years. The granting of this type of waiver is subject to, among others, a number of salient terms (such as compliance with the BO.

Laws and Regulations related to the Building Design and Use

The Buildings Energy Efficiency Ordinance (Chapter 610 of the Laws of Hong Kong) under the purview of the Electrical and Mechanical Services Department governs the efficiency of the mechanical and electrical installations used in data centers, including the cooling equipment and standby generators.

The Building (Planning) Regulations (Chapter 123F of the Laws of Hong Kong) stipulates the requirements and control on the development intensity of buildings, including buildings used as data centers and the Buildings Department has issued various practice notes promulgating guidelines for sustainable building design, the policies on the calculations of gross floor area of buildings and energy efficiency of buildings with respect to, among others, data centers.

Laws and Regulations relating to Inland Revenue

Companies carrying out business in Hong Kong are subject to the profits tax regime under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), or the IRO. The IRO is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of person, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business.

As at December 31, 2022, the standard profits tax rate for corporations was at 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation.

Laws and Regulations relating to Protection of Personal Data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles, or the Data Protection Principles, contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO.

The six Data Protection Principles are:

●	Principle 1 – purpose and manner of collection of personal data;
●	Principle 2 – accuracy and duration of retention of personal data;
●	Principle 3 – use of personal data;
●	Principle 4 – security of personal data;

●	Principle 5 – information to be generally available; and
●	Principle 6 – access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data, or the Privacy Commissioner. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;
●	if the data user holds such data, to be supplied with a copy of such data; and
●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

With respect to cross-border data transfer, the PDPO does not restrict the transfer of personal data outside of Hong Kong as at December 31, 2022 (while section 33 of the PDPO lists out certain restrictions on cross border personal data transfer, the section has, however, not been in force). In 2014, the Privacy Commissioner published its guidance on cross-border data transfer, with recommended good practices in cross-border data transfer. This was a guide for voluntary compliance.

Laws and Regulations relating to Employment

The relevant legislations that govern employment matters in Hong Kong include: (i) the Employment Ordinance (Chapter 57 of the Laws of Hong Kong); (ii) Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong); (iii) Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong); (iv) Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong); (v) Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong); and (vi) Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong).

According to the legislations above, although there is no specific requirement that employment contracts must be in written form, an employer is required to provide particulars of the terms of employment to the employee upon request. Wages should not be lower than the statutory minimum wage and shall be paid to the employees within seven days from the end of the relevant wage period. Employers also required to take out sufficient employees compensation insurance in respect of their liability to compensate employees for any injury or accident arising out of and in the course of employment. In addition, all employers are required to provide a safe and healthy work environment to all employees and put in place appropriate measures in the workplace. Violations of the relevant legislation may result in the imposition of fines or imprisonments and also claims from the employees.

Macau Laws and Regulations

Laws and regulations in relation to data centers

Lease regime

Under the Macau law, the act of letting out the physical space of the data center shall be categorized as “Leasing of Immovable Property” as governed by article 969 et seq of the Macau Civil Code, as approved by Decree Law no 39/99/M dated August 3, 1999.

The main obligations of the lessor are to (i) deliver the leased object to the lessee and (ii) ensure the enjoyment of the leased object by the lessee under its original purpose, without prejudice to the special provisions as agreed by the parties in the lease agreement which are not contrary against the compulsory provisions under the Macau law.

The agreement of the lease of immovable property in Macau must be made in written from and subject to signature notarization. The lack of the said compulsory form shall trigger the nullity of the agreement unless any party intentionally infringes such regulation for the purpose of taking it as an advantage in bad faith.

Moreover, even if a definite term is set forth, the expiration of lease agreement of immovable property is still subject to a termination notice serving to the other party in advance in a certain period before its expiry. If no termination notice in advance is served on time, the lease will be automatically renewed under the same terms and conditions but a term of one year will be extended if the original term is more than one year.

Furthermore, the lessor is not entitled to serve the termination notice to the lessee to terminate the lease upon its expiry if the lease has not lasted for three years (even if the term of the lease is less than three years).

The business of letting out physical space of the data center is not subject to any governmental license, permit or authorization in Macau.

Laws and Regulations in relation to Environment Protection and Pollution

The fundamentals of the legal regime of environmental protection law of Macau, which is applicable to every individual and corporate entity, are the Basic Law of Macau, Law no. 2/91/M dated March 11, 1991, or Law no. 2/91/M, which is also known as the environmental law, and series of international conventions in related fields applicable to Macau.

Article 119 of the Basic Law of Macau states that “The Macau Special Administrative Region shall carry out the protection of environment in accordance with law.” To implement this article together with the Law no. 2/91/M and other applicable international conventions, numbers of environmental legislations in form of law, decree law and administrative regulations have been enacted in various fields such as natural heritage protection, air, sea and sound pollution, hygiene of environment, chemical goods, etc.

As a general rule prescribed in the Law no. 2/91/M, any violation of the environmental legislations will subject to civil liability, administrative fine or criminal punishment depending on different violations and also administrative injunction is possible to be granted to cease environmental infringement.

According to article 8 paragraph 1 of the Law no. 2/91/M, everyone is entitled to air quality suiting basic health and well-being, whether in public spaces, residential areas, workplace and others. Moreover, the paragraph 3 of the said article of the Law no. 2/91/M stipulates that any installation, machine or means of transportation whose activity may affect the air quality must be equipped with a device or other means that can ensure compliance with legal emission limits under the penalty of being banned.

In what respects water quality, it is forbidden under article 23 paragraph 1 of the Law no. 2/91/M to discharge in marine jurisdictions any substances, liquid or solid residues that may, somehow, pollute the water, beaches, shoreline, as well as flora and sauna, such as oil products or oil containing mixtures, or other chemical substances set in applicable international agreements or conventions.

Furthermore, in Macau, there is a general rule prescribed in General Regulation of Public Place, as approved by Administrative Regulation no. 28/2004 dated August 16, 2004, that every work involved solid waste shall be arranged and conducted in order to avoid and reduce to the most extent the risk to public health and environmental damage. Under the said General Regulation of Public Place, drain water or any contaminated fluid or gas must not be released to public place.

Regarding noise pollution, it is restricted by the provisions as set out in Law no. 8/2014 dated August 25, 2014, or Law no. 8/2014, which is also known as the law for “Prevention and Control of Environmental Noise”, and its subordinate rule Chief Executive Dispatch no. 248/2014 dated September 1, 2014, or Chief Executive Dispatch no. 248/2014, which sets out the applicable acoustic standard in this aspect in order to replace the Decree Law no. 54/94/M dated November 14, 1994 and its subordinate rule Order no. 241/94/M dated November 14, 1994. Under the Law no. 8/2014, as supplemented by its subordinate rule Chief Executive Dispatch no. 248/2014, the installation and operation of new industrial, commercial or service units is not permitted, nor the expansion of existing units, when they may produce disturbing noise.

The regulatory authority in charge of environmental protection matters is the Macau Environmental Protection Bureau which has promulgated certain environmental protection guidelines in relation to different kind pollution in connection to construction site, such as renovation, demolition and noise. However, police authorities are also legally entitled to monitor the compliance of regulation.

Laws and Regulations in relation to Labor

The labor legal framework of Macau is regulated by Law no. 7/2008 dated August 18, 2008, or Law no. 7/2008, and the regime of hiring non-resident workers is governed by Law no. 21/2009 dated October 27, 2009, or Law no. 21/2009.

Pursuant to article 17 of Law no. 7/2008, employment of a local adult is not subject to written form and can be made by verbal contract. However, under the Macau labor laws, a fixed-term employment is an exceptional regime based on the temporary necessity of the enterprise subject to written contract in which the rationale of temporary necessity must be specified.

Furthermore, the remuneration of employees must be paid by the legal tender of Macau, i.e. the Macau Patacas.

In accordance with Law no. 21/2009, for the purpose to work in Macau, non-residents must obtain a valid work permit issued by the Macau Labor Bureau and register themselves as non-resident employees with the Immigration Department of the Macau Public Security Police Force.

The granting of work permit shall be filled to the Macau Labor Bureau by the employer with the reasons to hire foreign workers, instead of local resident, along with provision of supporting documents (e.g. vacancy registration with Macau Labor Bureau, contracts to prove the lack of manpower for the massive works).

Should the work permit be granted, the Macau Labor Bureau will set out the valid period of the work permit (the term of any labor contract pursuant to the work permit must not out of the valid period of the related work permit) and requirements for the validity of the work permit (e.g. determination of work site, undertaking to hire a certain number of local workers). If any of the validity requirements becomes violated, the related work permit may be revoked.

Tax Issues

Industrial Tax

Pursuant to the Regulation of Industrial Tax, as approved by Law No. 15/77/M dated December 31, 1977, all entities who exercise any commercial or industrial activities are subject to the Industrial Tax.

Industrial Tax is charged every year based on the fixed rates of the activities as stated in the General Table of Activities as annexed in the same Regulation of Industrial Tax. However, most of the items subject to Industrial Tax were waived by the Macau government in recent years by the budget legislation of each year.

Complementary Income Tax

The Complementary Income Tax shall be considered as profit tax in commercial or industrial activities which charges on the actual profit or estimated profit of the taxpayer pursuant to the article 4 of the Regulation of Complementary Income Tax, as approved by Law no. 21/78/M dated September 9, 1978.

Taxpayers of Complementary Income Tax are classified as either Group A or Group B.

Group A taxpayers are those entities (i) with capital not less than one million Macau Patacas (MOP$1,000,000.00); or (ii) average taxable profits in three consecutive years of over five hundred thousand Macau Patacas (MOP500,000.00); or (iii) requesting to change to Group A from Group B by declaration. Besides the above, all other taxpayers are under Group B.

For the Group A taxpayer, the Complementary Income Tax is assessed based on its actual profit and each of the Group A taxpayers, along with a licensed accountant/auditor, is required to submit the following documents to the Macau Financial Bureau within April to June each year:

●	Income declaration under the given tax form;
●	Copy of the meeting minutes approving the accounts;
●	Copies of consolidated balance sheet and profit and loss account in accordance with the Official Plan of Accounting;
●	Worksheets due to adjustments and the trial balance;
●	Depreciation schedule under the given tax form;
●	Usage of reserve fund under the given tax form;
●	Supporting documents of bad debts; and
●	Technical report in relation to inventory value and the criteria of valuation, general administrative costs and other necessary information for determining the taxable profits.

A Group B taxpayer is not required to engage a licensed accountant/auditor nor submit the aforementioned mandatory documents that a Group A taxpayer is required to submit for tax reporting. However, a Group B taxpayer is still required to report its profit or deficit within February to March each year. The Macau Financial Bureau shall determine the estimated profit based on the type and performance of the industry that the taxpayer practices and other factors that the same authority thinks relevant, and shall issue the taxpayer an assessment letter in which the estimated profit and the tax amount will be stated on July of the respective year. Should the Group B taxpayer accept the estimated profit and pay the tax amount, the tax duties shall be complied with.

Singapore Regulations

Regulatory approvals for establishment of local subsidiaries developing and operating data centers generally

There is no specific regulatory approval required for foreign companies such as our company, to establish local subsidiaries to develop and operate data centers in Singapore. Singapore does not impose restrictions on the foreign development and operation of data centers.

Regulatory approvals, licenses and permits for the development and operation of data centers

Except for data center operators that deploy any telecommunication infrastructure or offer telecommunication services to third parties in the course of its data center operations, no specific telecommunication regulatory approvals are required for the development and operation of data centers in Singapore.

However, it is common for data center operators to provide bandwidth and connectivity services to their customers and cross-sell connectivity services. Our company would need to obtain the relevant telecommunication license(s) should we decide to do so.

There are no foreign equity limits imposed on telecommunication licensees in Singapore. Should our company be required to obtain the relevant telecommunication license(s), we do not foresee any issues arising from being a foreign investor, so long as we incorporate a local company or register as a local branch of a foreign company in Singapore to apply and hold the requisite telecommunication licence(s). In this regard, the Companies Act 1967 requires that every company incorporated in Singapore must have at least one (1) director who is ordinarily resident in Singapore.

Likewise, there are no requirements/restrictions on foreign investment in the relevant industries that our company conducts business in.

Regulatory requirements/restrictions on the purchase and ownership of land and buildings by foreign investors and their local subsidiaries

Generally, foreign investors and their local subsidiaries do not face restrictions on the purchase and ownership of land and buildings. Land in Singapore may be zoned for industrial, commercial or residential purposes. There are no restrictions for foreign individuals or entities to purchase and own commercial or industrial properties in Singapore. However, foreign investors would need to apply to the government for approval to purchase certain types of residential properties pursuant to the Residential Property Act 1976. Such a restriction is unlikely to be relevant to our company given that data centers are unlikely to occupy land zoned for residential purposes.

Regulatory requirements/restrictions on land use rights and constructions

Typically, data centers in Singapore occupy land managed and administered by Jurong Town Corporation, or JTC. JTC is a statutory board under the Ministry of Trade and Industry that spearheads industrial development in Singapore. Principally, JTC administers such data centers as a landlord/lessor through leases with tenures of approximately 30 years.

JTC leases typically provide that the lessee is to commence business operations within 6-12 months from the completion of development of the property. Furthermore, the lessee is normally obliged to conduct continuous operations of the property only for an authorized use throughout the lease term. Any disposal of interests (including assignment and disposal) under the JTC leases would also require the consent of JTC. The lessee is also required to construct the building within a building period, typically within 3 to 5 years, if the lessee is allocated land directly from JTC.

In view of policy intents of recent times, there may be sustainability requirements imposed by JTC and other regulatory bodies. In 2019, the Singapore government sought to manage the growth of data centers by imposing a moratorium on new data center projects. This moratorium has since been lifted subject to certain prescribed environmental standards and restrictions. Relevant government authorities have launched a pilot Data Centre – Call for Application Exercise, or data center-CFA, that will “facilitate the building of new data center capacity and allow for the calibrated and sustainable growth of data centers in Singapore”. Under the data center-CFA, there are several key evaluation requirements, namely (1) Sustainability: Best-in-class Resource Efficiency and Decarbonization; (2) Strategic: Strengthening Singapore as a regional and/or international connectivity hub; and (3) Economic: Broader contributions to Singapore’s economic objectives.

Given the stated reasons for the moratorium, it is anticipated that any future data center projects approved by the Singapore government must meet substantial sustainability requirements.

Regulatory requirements/restrictions pertaining to construction

Under the Planning Act 1998, planning permission from the Urban Redevelopment Authority or URA is required for any development or building project in Singapore. The owner or developer of industrial land has to appoint a Qualified Person, or QP (such as registered architects, registered surveyors and/or professional engineers) to prepare plans and submit a development application to URA via the CORENET eSS (COnstruction and Real Estate NETwork e-Submission System). The Master Plan, a statutory land use plan available on the URA website, sets out land use zoning and the gloss plot ratio for each (potential) development site, and forms the basis of consideration of possible approval of any development works.

Under the Building Control Act 1989, major building works and building plans would require consent from the Building and Construction Authority. Depending on the specific development, regulatory approval from various other technical government departments would be required.

There are various associated regulatory requirements which governs the process of and licensing of all aspects of the construction. These include work health and safety (construction) regulations, noise control regulations, and environmental public health regulations.

Before a constructed building can be occupied in Singapore, a Temporary Occupation Permit, or TOP, or Certificate of Statutory Completion, or CSC, is needed to be applied for. TOP can be applied for when certain requisites are complied with, while CSC can be applied for only when all requirements are complied with and for the building to be occupied on a permanent basis.

Regulatory requirements/restrictions on cross-border data transfer and privacy protection applicable to data center operators

The Personal Data Protection Act 2012, or PDPA, is the primary data protection legislation in Singapore, and it is administered and enforced by the regulator for data protection, the Personal Data Protection Commission, or PDPC.

Every organization (including data center operators) will be required to comply with the PDPA to the extent it carries out any collection, use or disclosure of personal data in Singapore.

There is no requirement for data to be hosted, stored, or processed in Singapore, or any cross-border prohibition for the transfer of data out of Singapore. However, the transfer of personal data out of Singapore is permitted subject to compliance with certain conditions.

The PDPC may give an organisation such directions as it thinks fit to ensure the organisation’s compliance with the PDPA, including for the organisation to (a) stop collecting, using or disclosing personal data in contravention of the PDPA; and/or (b) destroy personal data collected in contravention of the PDPA.

The PDPC also has the power to impose financial penalties on organizations that are found to have intentionally or negligently breached the data protection obligations under the PDPA of (a) up to S$1 million, or (b) 10% of the organisation’s annual turnover in Singapore (on organizations with an annual turnover in Singapore exceeding $10 million), whichever is higher.

Malaysia Regulations

The following is a summary of the material laws and regulations or requirements that affect our business activities in Malaysia or the rights of our shareholders to receive dividends and other distributions from us.

Regulations on Telecommunications Business

The Communications and Multimedia Act 1998, or CMA, together with the Communications and Multimedia (Licensing) Regulations 2000, or CMA Licensing Regulations, are the primary legislative instruments that regulate the licensing regime of the communications and multimedia industry in Malaysia, which is under the regulatory purview of the Malaysian Communications and Multimedia Commission, or MCMC.

MCMC had issued the Advisory Notice on Cloud Service on 15 October 2021, followed by the Information Paper on Regulating Cloud Services on 17 December 2021, both of which came into force on 1 April 2022, to provide that the licensing requirement under the Applications Service Providers Class, or ASP (C), license will be applicable to the provision of cloud services to end users in Malaysia under certain circumstances in the form of Infrastructure-as-a-Service (IaaS) or Platform-as-a-Service (PaaS). Where there is provision of any form of connectivity services over than cloud services, a Network Facilities Provider Individual (NFP(I)) and/or Network Service Provider Individual (NSP(I)) license will be required as well.

Regulations on Foreign Investment Restrictions

In the telecommunications sector, foreign equity restriction requirements apply for individual licenses (e.g. NFP(I) and/or NSP(I) licenses), where foreign entities may own up to 49% of the equity, while the remaining 51% must be held by Malaysians, of which at least 30% must be held by Bumiputera, i.e., Malay and local indigenous people in Malaysia.

Regulations on Dealings with Land

The National Land Code requires that all land dealings be registered in order to confer title or interest on the new proprietor or interest holder. In order to conduct certain dealings in relation to any land in Malaysia as a foreign entity, we need to obtain State Authority Consent pursuant to the National Land Code. The Guideline on the Acquisition of Properties, which is effective since 1 March 2014, further prescribes the permitted properties which may be acquired by foreign interests as well as procedures on the acquisition of properties by foreign interests.

Regulations on Development of Land and Construction of Buildings

The Town and Country Planning Act 1976 requires any person intending to commence, undertake or carry out any development, to obtain a planning permission from the local planning authority.

The Lembaga Pembangunan Industri Pembinaan Malaysia Act 1994, or the Construction Industry Development Board Act 1994, facilitates the registration and accreditation of contractors that are carrying out construction works.

The Street, Drainage and Building Act 1974 requires that a certificate of completion and compliance be issued by a local authority before occupation of a building.

Regulations on Business Licenses and Employment Related Registrations

The Local Government Act 1976 empowers every local authority to grant a license or permit for any trade, occupation or premises and such license shall be subject to such conditions and restrictions as the local authority may prescribe.

The Companies Act 2016 provides for the registration, administration and dissolution of companies and corporations, and allows foreign companies to elect whether to incorporate a local Malaysian company or establish a local branch office in Malaysia.

The Income Tax Act 1967 requires local companies to register for an income tax reference number with the Inland Revenue Board of Malaysia upon commencing business in respect of itself as a taxable person and as an employer.

As an employer, we will also be required to register with and make the relevant contributions to the Employment Provident Fund, the Social Security Organisation, the Human Resources Development Fund, and the Employment Insurance System under SOCSO, pursuant to the Employees Provident Fund Act 1991, the Employees’ Social Security Act 1969, the Employment Insurance System Act 2017, and the Pembangunan Sumber Manusia Berhad Act 2001, or the Human Resources Development Corporation Act 2001.

Regulations on Operations and Facilities

The Fire Services Act 1988 governs the protection of persons and property from fire risks or emergencies, where every designated premises under the Fire Services (Designated Premises) Order 1998 shall require a fire certificate issued by the Director General of Fire and Rescue.

The Occupational Safety and Health Act 1994 imposes a duty on employers to ensure, so far as is practicable, the safety, health, and welfare at work of their employees.

The Factories and Machinery Act 1967 regulates the registration and inspection of machineries. Pursuant to the Factories and Machinery (Notification, Certificate of Fitness and Inspection) Regulations 1970, the owner of every steam boiler, unfired pressure vessel or hoisting machine (e.g. lifts) is required to have a valid certificate of fitness in respect of the same.

The Environmental Quality Act 1974 establishes standards for controlling air emissions, industrial effluents, sewage and wastes. For the purpose of establishing a data centre in Malaysia, we will appoint qualified persons to conduct an environmental impact assessment and to submit a report thereof.

The Electricity Supply Act 1990, or ESA, provides for the regulation of the electricity supply industry, the supply of electricity at reasonable prices, the licensing of any electrical installation, the control of any electrical installation, plant and equipment with respect to matters relating to the safety of persons and the efficient use of electricity and for purposes connected therewith.

The Water Services Industry Act 2006 was enacted on 10 July 2006 to regulate water supply and water sewerage services in Peninsular Malaysia, including the requirement to obtain a license from the National Water Services Commission if we own or operate a water supply system or sewerage facilities or services, and comply with prescribed requirements governing the standards and prohibitions in respect of water supply and sewerage services.

Regulations on Cybersecurity

Apart from the telecommunications licensing regime, the CMA also regulates information security and network reliability and integrity in Malaysia. For example, it prohibits the use of network facilities or network services for the commission of any offence under Malaysian laws, prohibits use of equipment or devices in order to obtain unauthorized access to any network services and prohibits interception of any communications unless with lawful authority.

On 18 December 2015, MCMC registered and issued the Technical Code on Specification for Green Data Centers, which is the voluntary industry code developed by the technical standards forum of the industry, in order to provide the minimum requirements and best practices for green data centers to improve the energy efficiency of data centers and reduce the carbon footprint of the industry. On 15 October 2018, MCMC had also registered and issued the Technical Code on Information and Network Security – Cloud Service Provider Selection, which sets out guidelines applicable to all organizations in general and provides the selection criteria for cloud service providers. Compliance with these Technical Codes are not mandatory, unless specifically directed by MCMC.

The Personal Data Protection Act 2010, or PDPA, is the main legislation governing the processing of personal data in Malaysia. If we obtain a license under the CMA, we will then proceed to register as a data user under the PDPA, pursuant to the Personal Data Protection (Class of Data Users) Order 2013 which provides that a data user which belongs to any of the classes of data users (one of which includes being a licensee under the CMA), is required to obtain a certificate of registration under the PDPA.

The Computer Crimes Act 1997 provides for offences relating to the misuse of computers and criminalizes the act of gaining unauthorized access into computers or networks, spreading of malicious codes, such as viruses, worms and Trojan horses, unauthorized modification of any program or data on a computer as well as wrongful communication of any means of access to a computer to an unauthorized person.

In cases where computer or Internet-related crime activities are involved, but do not specifically fall within the ambit of any of the previous mentioned statutes, such as online fraud, cheating, theft, criminal defamation, intimidation, gambling and pornography, such offences may be charged under the Penal Code, which is the primary legislation dealing with criminal offences in Malaysia.

Indonesia Regulations

Regulatory approvals, licenses and permits for the development and operation of data centers

General licenses

Under Regulation 5/2021, Business Identification Number (Nomor Induk Berusaha, or NIB) is required for all Klasifikasi Baku Lapangan Usaha Indonesia, or KBLI. KBLI refers to the Indonesian Business Sector Classification under the Business Line Regulation. KBLI is a list of business activity classifications, organized by ‘KBLI numbers/codes’. The codes describe the scope of the business activities that can be undertaken. Every company in Indonesia is required to secure general licenses as set out below.

1.	NIB or Business Identification Number

NIB is a 13-digit number that serves as a proof of registration of a business actor to carry out business activities and/or activities in certain line of business. The NIB is issued by the Online Single Submission, or OSS Body. The NIB is also valid as the following licenses or approvals, among others: an Import Identification Number (Angka Pengenal Import or API) and a customs access rights.

2.	NPWP or Taxpayer Identification Number

Under DG Tax Regulation 21/2019, NPWP is required for all KBLIs. NPWP is the identification number given to taxable entities as an identifier of the taxable entity in executing its rights and obligations pertaining to taxes.

Operational Licenses

In addition to the general licenses, companies in Indonesia must hold an Operational License. However, this will depend on the KBLI code in which the company’s business activity is classified in. For data center companies in Indonesia, the typical KBLI codes and associated Operational Licenses are set out below.

1.	For the colocation service, KBLI code 68111 (Self-owned or leased real estate)

This KBLI includes the activities of buying, selling, leasing and operating real estate, both privately owned and leased, such as apartment, residential, and non-residential buildings (such as exhibitions, private storage facilities, malls, shopping centers and others). This includes land sale activities, the development of buildings to be privately operated (for leasing spaces in the building), the distribution of real estate to be plots of land without developing the land.

The risk level for an Indonesian company with foreign shareholding (or also called PMA company) conducting the business under the KBLI code 68111 is classified as medium-low. Accordingly, the required Operational License for this is an unverified Standard Certificate.

2.	For the telecom connectivity service, KBLI code 61922 (Data communication system services)

This KBLI includes the data communication system service activities that can be used for sending voice, images, data, information, and packages. This service is provided with a guarantee of continuity, quality, and safety. Based on Regulation 5/2021, a PMA company conducting business under this KBLI code 61922 will be considered a high-risk business. Therefore, such company will be required to obtain an Operational License in the form of a Telecommunication Service License from the Ministry of Communication and Information Technology.

Regulatory requirements/restrictions on the purchase and ownership of land and buildings by foreign investors and their local subsidiaries

In general, Indonesian law recognizes several underlying land titles. The following are the two most common forms of recognizing land ownership for the purposes of developing and operating a data center.

1.	Foreign entity with local representatives

Indonesian law stipulates that a foreign entity having a representative office in Indonesia may be granted a Right to Use (Hak Pakai) parcels of land for a maximum of 30 years, and this can be extended for another 20 years and renewed for an additional period of 30 years.

2.	Foreign investment company

Pursuant to the Investment Law (as amended), foreign investment is an investing activity to conduct business in Indonesia by using foreign capital (fully or partially). A PMA company can be established for that purpose and can own land via a Right to Build (Hak Guna Bangunan, or HGB). The HGB is granted for a maximum period of 30 years which can be extended for a maximum period of 20 years and further renewed for an additional period of 30 years.

Regulatory approvals/restrictions on electricity and water services for data centers

1.	Electricity Supply

Public electricity supply is mainly provided by PT PLN (Persero), or PLN, a state-owned entity tasked to generate, transmit and supply electricity for the entire of Indonesia. The exception for this “monopoly” is electricity supplied to industrial parks which is commonly provided by private companies having a cooperation with the industrial park operator. To become PLN’s customer, the business entity will have to enter into a power purchase agreement, or PPA, with PLN in accordance with the Minister of Energy and Mineral Resources (MEMR) Regulation No. 28 of 2016 (as amended from time to time). Further, the customer will be required to pay a connection fee and subscription security deposit as a requirement for PLN to be able to supply electricity as prescribed under the PPA. The PPA will also govern other technical terms, including but not limited to, the construction and handover of the electrical installation which will be used to supply such electricity.

2.	Water Supply

Law 17/2019 mandates that water resources must be controlled by the state and used for the utmost prosperity of the community. Therefore, individuals, community groups or business entities may not possess or control water resources, and such control remains with the central and regional governments whereby commercialization of water must be undertaken through the drinking water supply system (sistem penyelenggaraan air minum, or SPAM) framework operated by the state-owned company, or BUMN, or its regional counterpart, BUMD.

However, GR 122/2015 permits private entities to enter into a joint-cooperation with the relevant BUMN and/or BUMD to develop its for its own use a drinking water supply system (sistem penyelenggaraan air minum untuk memenuhi kebutuhan sendiri, or Own-use SPAM) for areas outside BUMN and BUMD’s service coverage. The cooperation between BUMN/ BUMD and private entity can be carried out either by way of business-to-business (B2B) or public-private partnership (PPP) schemes.

Regulatory requirements/restrictions on cross-border data transfer and privacy protection applicable to data center operators

Indonesia passed the data protection law, or PDP Law on 17 October 2022 and it will be Indonesia’s first principal personal data protection legislation that will offer a new regime of personal data protection rules in Indonesia. The existing laws and regulations with provisions on personal data protection (which are all governed in a sector-specific manner) will still apply, provided that they do not contradict the provisions under the PDP Law.

Under the PDP Law, a cross-border data transfer is allowed by a controller of personal data, or Controller, a party that determines the means and purposes of personal data processing activities. The PDP Law requires that a cross-border data transfer can only be done after the Controllers:

(a)	have ensured that the destination country where the recipient is domiciled at has personal data protection rules applied at the same level or higher level than that of Indonesia; or
(b)	if (a) is not satisfied, the Controller must ensure that there are proper and binding personal data protection safeguards (e.g. data transfer/data sharing agreements or binding corporate rules) in place for the transfer; or
(c)	if (a) and (b) are not satisfied, the Controller must obtain the consent of the relevant data subject (i.e. that he/she consents to the cross-border personal data transfer even though point (a) and (b) are unable to be fulfilled).

There is generally no restriction for companies in Indonesia to transfer data overseas, although overseas data transfer is restricted in certain sectors. These sectors include the healthcare, banking/financial services, and telecommunications sectors. Data center companies (particularly that only focus on providing colocation services) are not subject to the above sector-specific requirements. Accordingly, if an Indonesian company operates its data center services without a telecommunication license, then it will be allowed to transfer data overseas.

C.	Organizational Structure

Our Corporate Structure

The diagram below summarizes our corporate structure and identifies our significant subsidiaries, consolidated VIEs and their significant subsidiaries as of December 31, 2022. The relationships among each of GDS Shanghai, GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in the diagram below are governed by contractual arrangements and do not constitute equity ownership.

(1)

EDC Holding Limited has 61 direct and indirect subsidiaries incorporated in Hong Kong and 17 direct and indirect subsidiaries incorporated in the British Virgin Islands, Malaysia, Macau, Cayman and Singapore, respectively.

(2)	GDS Investment Company directly and indirectly holds equity interests of 68 subsidiaries in China.
(3)

Management HoldCo is held as to 20% by five management personnel designated by our board of directors namely, Yilin Chen (senior vice president, product and service and Southeast Asia business), Yan Liang (senior vice president, design, operation and delivery), Kejing Zhang (senior vice president, sales), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), respectively. Management HoldCo is controlled by our Company through a series of contractual arrangements.

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

As a result of these contractual arrangements, we control Management HoldCo, GDS Shanghai, GDS Beijing and 36 direct and indirect subsidiaries of GDS Beijing as of December 31, 2022, and have consolidated the financial information of these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

For the years ended December 31, 2020, 2021 and 2022, the VIEs and their subsidiaries contributed 95.0%, 96.1% and 96.1%, respectively, of our total net revenue.

Currently, there are five individual management shareholders, each holding a 20% equity interest in Management HoldCo, namely Yilin Chen (senior vice president, product and service and Southeast Asia business), Yan Liang (senior vice president, design, operation and delivery), Kejing Zhang (senior vice president, sales), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business). In conjunction with the transfer of ownership, we have, through GDS Investment Company, entered into a set of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai on substantially the same terms as those under the previous contractual arrangements with GDS Beijing and GDS Shanghai. We have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai, respectively. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

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

In the opinion of King & Wood Mallesons, our PRC counsel:

●	the ownership structures of GDS Investment Company, Management HoldCo, GDS Shanghai and GDS Beijing, do not violate any of the applicable PRC laws or regulations currently in effect; and
●	the contractual arrangements among GDS Investment Company, Management HoldCo, GDS Shanghai, GDS Beijing, and the shareholders of Management HoldCo, are governed by PRC law, and are currently valid, legally binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not violate any of the applicable PRC laws or regulations currently in effect.

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

Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. In China, we are carrier and cloud neutral, which enables our customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including an innovative and unique managed cloud value proposition. We have a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. As of December 31, 2022, we had an aggregate net floor area of 515,787 sqm in service, 95.5% of which was committed by customers, and an aggregate net floor area of 192,713 sqm under construction, 71.5% of which was pre-committed by customers.

Our results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service of 94.6%, 93.8% and 95.5% as of December 31, 2020, 2021 and 2022, respectively. We had utilization rates for our area in service of 70.3%, 65.5% and 71.8% as of December 31, 2020, 2021 and 2022, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all of the revenue-generating services for which they have committed.

We have experienced significant growth in recent years. Our net revenue grew from RMB5,739.0 million in 2020 to RMB7,818.7 million in 2021, representing an increase of 36.2%, and increased to RMB9,325.6 million (US$1,352.1 million) in 2022, representing an increase of 19.3%. Our net revenues from colocation services were RMB4,710.9 million, RMB6,514.3 million and RMB7,943.3 million (US$1,151.7 million) in 2020, 2021 and 2022, representing 82.1%, 83.3% and 85.2% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB1,006.0 million, RMB1,300.1 million and RMB1,374.6 million (US$199.3 million) in 2020, 2021 and 2022, representing 17.5%, 16.6% and 14.7% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB22.1 million, RMB4.3 million and RMB7.7 million (US$1.1 million) in 2020, 2021 and 2022, representing 0.4%, 0.1% and 0.1% of total net revenue over the same periods, respectively. Our net loss increased from RMB669.2 million in 2020 to RMB1,191.2 million in 2021, and increased to RMB1,266.1 million (US$183.6 million) in 2022. Our adjusted EBITDA increased from RMB2,680.6 million in 2020 to RMB3,703.4 million in 2021, and increased to RMB4,251.4 million (US$616.4 million) in 2022. As of December 31, 2020, 2021 and 2022, our accumulated deficit was RMB2,723.6 million, RMB3,910.8 million and RMB5,179.7 million (US$751.0 million), respectively.

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

Ability to Secure Commitments from Our Customers

We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into legally-binding pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. We had pre-commitment rates of 77.4%, 61.3% and 71.5% as of December 31, 2020, 2021 and 2022, respectively. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high levels of long-term commitment rates. We had commitment rates for our area in service of 94.6%, 93.8% and 95.5% as of December 31, 2020, 2021 and 2022, respectively. Our total area committed, as a leading indicator to our results of operations, increased from 438,100 sqm as of December 31, 2020 to 556,822 sqm as of December 31, 2021, and further to 630,716 sqm as of December 31, 2022.

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

Ability to Manage Our Development Costs

Our ability to maximize our returns depends on our ability to develop data centers on an economically feasible basis. We regularly monitor and review our equipment and construction costs related to our data center development capital expenditures to ensure we can optimize our cash outlay for capital expenditure. Our ability to manage an efficient supply chain will improve our cost of development and construction time. As part of our initiatives to improve the cost efficiency of our capital expenditure, we also participate in bulk purchasing programs for certain equipment with our strategic partners and major customers to leverage larger volume purchases to obtain a cost advantage.

Data Center Development and Financing Costs

Our returns depend on our ability to develop data centers at commercially acceptable terms. We have historically funded data center development through additional equity or debt financing. We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit. Such additional financing may not be available, or may not be on commercially acceptable terms or may result in an increase to our financing costs. In addition, we may encounter development delays, excess development costs, or challenges in attracting or retaining customers to use our data center services. We also may not be able to secure suitable land or buildings for new data centers or at a cost or terms acceptable to us.

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

Utilization rate: the ratio of area utilized to area in service.

The following table sets forth our key performance indicators for our data center portfolio as of December 31, 2020, 2021 and 2022.

	As of December 31,
(Sqm, %)	2020		2021		2022
Area in service	333,853		487,883		515,787
Area under construction	158,035		161,515		192,713
Area committed	315,794	(1)	457,838	(1)	492,832	(1)
Area pre-committed	122,306	(1)	98,983	(1)	137,884	(1)
Total area committed	438,100	(1)	556,822	(1)	630,716	(1)
Commitment rate	94.6%		93.8%		95.5%
Pre-commitment rate	77.4%		61.3%		71.5%
Area utilized	234,731		319,475		370,547
Utilization rate	70.3%		65.5%		71.8%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent with, or have received other confirmations from, certain customers.

Components of Results of Operations

The following table sets forth our net revenue, cost of revenue and gross profit, both in an absolute amount and as a percentage of net revenue, for the years indicated.

	Year Ended December 31,
	2020		2021		2022
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Net revenue
Service revenue	5,716,868	99.6	7,814,404	99.9	9,317,891	1,350,967	99.9
IT equipment sales	22,104	0.4	4,277	0.1	7,740	1,122	0.1
Total	5,738,972	100.0	7,818,681	100.0	9,325,631	1,352,089	100.0
Cost of revenue	(4,188,521)	(73.0)	(6,039,252)	(77.2)	(7,389,774)	(1,071,417)	(79.2)
Gross profit	1,550,451	27.0	1,779,429	22.8	1,935,857	280,672	20.8

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

Our managed services include managed hosting and managed cloud services. Our managed hosting services comprise a broad range of value-added services, covering each layer of the data center IT value chain. Our suite of managed hosting services includes technical services, network management services, data storage services, system security services, database services and server middleware services. Our suite of managed cloud services includes direct private connection to leading public clouds, an innovative service platform for managing hybrid cloud.

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

We are subject to value-added tax, or VAT, at a rate of 6% on the IDC services we provide, 9% on leasing of immovable properties and 13% on IT equipment sales and power charges under the unbundled agreements, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide. Revenue is recognized net of applicable VAT and related surcharges.

We consider our customers to be the end users of our services. We may enter into contracts directly with our customers or provide services to our customers through agreements with intermediate contracting parties. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had two customers that generated 26.3% and 20.5% of our total net revenue, respectively, in 2020. We had two customers that generated 23.7% and 22.2% of our total net revenue, respectively, in 2021. We had two customers that generated 25.1% and 19.9% of our total net revenue, respectively, in 2022. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2022, we had two customers who accounted for 37.7% and 14.6%, respectively, of our total area committed.

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

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, research and development expenses and impairment loss of long-lived assets. The following sets forth our selling and marketing expenses, general and administrative expenses, research and development expenses and impairment loss of long-lived assets, both in an absolute amount and as a percentage of net revenue, for the years indicated.

	Year Ended December 31,
	2020		2021		2022
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Selling and marketing expenses	134,937	2.4	148,614	1.9	150,433	21,811	1.6
General and administrative expenses	702,524	12.2	1,021,950	13.1	1,185,080	171,820	12.7
Research and development expenses	40,049	0.7	39,343	0.5	35,806	5,191	0.4
Impairment loss of long-lived assets	—	—	—	—	12,759	1,850	0.2
Total operating expenses	877,510	15.3	1,209,907	15.5	1,384,078	200,672	14.9

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

	Year Ended December 31,
	2020		2021		2022
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Cost of revenue	89,943	1.6	110,291	1.4	97,055	14,071	1.0
Selling and marketing expenses	54,204	0.9	53,560	0.7	41,685	6,044	0.4
General and administrative expenses	184,943	3.2	219,328	2.8	146,781	21,281	1.6
Research and development expenses	4,596	0.1	8,096	0.1	5,294	768	0.1
Total share-based compensation expenses	333,686	5.8	391,275	5.0	290,815	42,164	3.1

We incurred less share-based compensation expenses in 2022 as compared to 2021 due to lower fair value share granted and some forfeiture of shares to employees, officers and directors. We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plans and incur further share-based compensation expenses in future periods.

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

The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced income) Bill 2022 (“the new FSIE regime”) has been enacted in Hong Kong on 14 December 2022 and will have effect from 1 January 2023 onwards. This is to address the European Union's inclusion of Hong Kong in the “grey list” in concern of any risk of double non-taxation arising from the tax exemption of offshore passive income for companies in Hong Kong without substantial economic substance. From 1 January 2023, offshore passive income (including interest income, dividend income or gain on disposal of equity interest (where applicable)), that is received or deemed to be received in Hong Kong (i.e., identical to the “received” concept in Singapore), would need to meet additional requirements, including, amongst others, the economic substance requirements (i.e. similar to offshore jurisdictions like Cayman Islands, BVI, etc.) in order to continue to be entitled to the offshore income tax exemption in Hong Kong. The Company will monitor the regulatory developments and continue to evaluate the impact on our financial statements, if any.

Singapore

Our subsidiaries in Singapore are subject to enterprise income tax on their taxable income in Singapore at a rate of 17%, except for GDS IDC Services Pte. Ltd. which was granted the Development and Expansion Incentive under the International Headquarters Award making it enjoy a concessionary enterprise income tax rate of 10% from March 1, 2022 to February 28, 2027 for its qualifying activities.

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

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. On October 14, 2019, STA Announcement 2019 No. 35, Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of Treaty Benefits, was issued to simplify the procedures for claiming China tax treaty benefits by non-resident taxpayers.

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

A.Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2020, 2021 and 2022. This information should be read together with our audited consolidated financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	5,738,972	100.0	7,818,681	100.0	9,325,631	1,352,089	100.0
Cost of revenue	(4,188,521)	(73.0)	(6,039,252)	(77.2)	(7,389,774)	(1,071,417)	(79.2)
Gross profit	1,550,451	27.0	1,779,429	22.8	1,935,857	280,672	20.8
Operating expenses
Selling and marketing expenses	(134,937)	(2.4)	(148,614)	(1.9)	(150,433)	(21,811)	(1.6)
General and administrative expenses	(702,524)	(12.2)	(1,021,950)	(13.1)	(1,185,080)	(171,820)	(12.7)
Research and development expenses	(40,049)	(0.7)	(39,343)	(0.5)	(35,806)	(5,191)	(0.4)
Impairment loss of long-lived assets	—	—	—	—	(12,759)	(1,850)	(0.1)
Income from operations	672,941	11.7	569,522	7.3	551,779	80,000	5.9
Other income (expenses)
Interest income	29,011	0.5	50,445	0.6	42,460	6,156	0.5
Interest expenses	(1,316,506)	(22.9)	(1,654,737)	(21.1)	(1,887,887)	(273,718)	(20.3)
Foreign currency exchange (loss) gain, net	(21,038)	(0.4)	(7,644)	(0.1)	1,272	184	0.0
Government grants	27,050	0.5	88,209	1.1	95,581	13,858	1.0
Gain from purchase price adjustment	55,154	0.9	7,010	0.1	205,000	29,722	2.2
Others, net	4,952	0.1	(1,557)	(0.0)	1,912	277	0.1
Loss before income taxes	(548,436)	(9.6)	(948,752)	(12.1)	(989,883)	(143,521)	(10.6)
Income tax expenses	(120,778)	(2.1)	(242,461)	(3.1)	(276,235)	(40,050)	(3.0)
Net loss	(669,214)	(11.7)	(1,191,213)	(15.2)	(1,266,118)	(183,571)	(13.6)

Key Financial Metrics

We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year Ended December 31,
	2020	2021	2022
Other Consolidated Financial Data:
Gross margin(1)	27.0%	22.8%	20.8%
Operating margin(2)	11.7%	7.3%	5.9%
Net margin(3)	(11.7)%	(15.2)%	(13.6)%

(1)Gross profit as a percentage of net revenue.

(2)Income from operations as a percentage of net revenue.

(3)Net loss as a percentage of net revenue.

Non-GAAP Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	2,680,561	3,703,352	4,251,406	616,395
Adjusted EBITDA margin(2)	46.7%	47.4%	45.6%	45.6%
Adjusted gross profit(3)	3,071,744	4,166,388	4,773,007	692,020
Adjusted gross profit margin(4)	53.5%	53.3%	51.2%	51.2%
(1)	Adjusted EBITDA is defined as net income or net loss (computed in accordance with GAAP) excluding net interest expenses, incomes tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets.
(2)	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.
(3)	Adjusted gross profit is defined as gross profit (computed in accordance with U.S. GAAP), excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue.
(4)	Adjusted gross profit margin is defined as adjusted gross profit as a percentage of net revenue.

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted gross profit can provide useful supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment loss of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

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

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets, each of which has been and may continue to be incurred in our business.

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

The following table reconciles our adjusted EBITDA in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Net loss	(669,214)	(1,191,213)	(1,266,118)	(183,571)
Net interest expenses	1,287,495	1,604,292	1,845,427	267,562
Income tax expenses	120,778	242,461	276,235	40,050
Depreciation and amortization	1,638,474	2,616,898	3,189,074	462,372
Operating lease cost relating to prepaid land use rights	20,412	40,422	101,848	14,767
Accretion expenses for asset retirement costs	4,084	6,227	6,366	923
Share-based compensation expenses	333,686	391,275	290,815	42,164
Gain from purchase price adjustment	(55,154)	(7,010)	(205,000)	(29,722)
Impairment loss of long-lived assets	—	—	12,759	1,850
Adjusted EBITDA	2,680,561	3,703,352	4,251,406	616,395

The following table reconciles our adjusted gross profit in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is gross profit:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Gross profit	1,550,451	1,779,429	1,935,857	280,672
Depreciation and amortization	1,425,906	2,265,181	2,722,785	394,766
Operating lease cost relating to prepaid land use rights	1,360	5,260	10,944	1,587
Accretion expenses for asset retirement costs	4,084	6,227	6,366	923
Share-based compensation expenses	89,943	110,291	97,055	14,072
Adjusted gross profit	3,071,744	4,166,388	4,773,007	692,020

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenue

Our net revenue increased by 19.3% to RMB9,325.6 million (US$1,352.1 million) in 2022 from RMB7,818.7 million in 2021. This increase was due to increases in service revenue of RMB1,503.5 million and IT equipment sales of RMB3.5 million, respectively. The increase in service revenue consisted of an increase in revenue from colocation services of RMB1,429.0 million and an increase in revenue from managed services and other services of RMB74.5 million. These increases in service revenue were mainly due to (i) an increase in area utilized from 319,475 sqm as of December 31, 2021 to 370,547 sqm as of December 31, 2022, as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers since December 31, 2021 and (iv) the acquisitions in 2021 which generate revenue from acquired business in 2022.

Cost of Revenue

Our cost of revenue increased by 22.4% to RMB7,389.8 million (US$1,071.4 million) in 2022 from RMB6,039.3 million in 2021. This increase was primarily due to an increase of 31.4% in utility costs to RMB2,789.6 million (US$404.5 million) in 2022 from RMB2,122.6 million in 2021, and an increase of 20.2% in depreciation and amortization costs to RMB2,722.8 million (US$394.8 million) in 2022 from RMB2,265.2 million in 2021. Increase in utility costs were largely a result of an increase in power tariff and new data center facilities. Increase in depreciation and amortization costs were largely a result of new data center facilities in service. In addition, the increase in cost of revenue was also due to (i) an increase of RMB73.4 million for personnel costs, (ii) an increase of RMB51.2 million for network cost and (iii) an increase of RMB101.3 million for other costs. Cost of revenue as percentage of net revenue increased to 79.2% in 2022 from 77.2% in 2021.

Operating Expenses

Our total operating expenses increased by 14.4% to RMB1,384.1 million (US$200.7 million) in 2022 as compared to RMB1,209.9 million in 2021. The increase was primarily due to an increase in depreciation and amortization expenses of RMB114.6 million, personnel cost of RMB46.2 million, operating lease cost relating to prepaid land use rights of RMB55.7 million and offset by the decrease of share-based compensation expenses of RMB87.2 million. Our total operating expenses as a percentage of our net revenue decreased to 14.9% in 2022 from 15.5% in 2021.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 1.2% to RMB150.4 million (US$21.8 million) in 2022 from RMB148.6 million in 2021.

General and Administrative Expenses. Our general and administrative expenses increased by 16.0% to RMB1,185.1 million (US$171.8 million) in 2022 from RMB1,022.0 million in 2021. This increase was primarily a result of (i) an increase in depreciation and amortization expenses of RMB113.8 million, (ii) an increase in operating lease cost relating to prepaid land use rights of RMB55.7 million, (iii) an increase in personnel cost of RMB36.2 million and (iv) an increase in taxes of RMB23.6 million, partially offset by a decrease of share-based compensation expenses of RMB72.5 million.

Research and Development Expenses. Our research and development expenses decreased by 9.0% to RMB35.8 million (US$5.2 million) in 2022 from RMB39.3 million in 2021. This decrease was primarily attributable to the decrease of share-based compensation.

Impairment Loss of Long-Lived Assets. Impairment loss of long-lived assets of RMB12.8 million (US$1.9 million) was provided in 2022 based on the excess of the carrying amount over the fair value of a data center.

Other Income (Expenses)

Interest Income. Our interest income decreased by 15.8% to RMB42.5 million (US$6.2 million) in 2022 from RMB50.4 million in 2021 primarily a result of decrease cash balance.

Interest Expenses. Our interest expenses increased by 14.1% to RMB1,887.9 million (US$273.7 million) in 2022 from RMB1,654.7 million in 2021. This increase was primarily a result of an increase of borrowings, finance lease and other financing obligations and convertible bonds payable.

Government Grants. Income from government grants increased by 8.4% to RMB95.6 million (US$13.9 million) in 2022 from RMB88.2 million in 2021, primarily due to the additional deduction of input VAT.

Foreign Currency Exchange (Loss) Gain, net. Changes in currency rates resulted in a gain of RMB1.3 million (US$0.2 million) in 2022 as compared to a loss of RMB7.6 million in 2021, primarily due to appreciation of the U.S. dollar relative to Renminbi.

Gain from Purchase Price Adjustment. Gain from purchase price adjustment was RMB205.0 million (US$29.7 million) in 2022, which was arising from the reduction in consideration based on achievement of conditions during the year ended December 31, 2022 pursuant to a supplement agreement entered into between the seller and us in October 2021.

Income Tax Benefits (Expenses)

Income tax expenses were RMB276.2 million (US$40.1 million) in 2022, compared to RMB242.5 million in 2021. Our income tax expenses are comprised primarily of current tax expense, mainly attributable to certain profitable subsidiaries in China, and partially offset by deferred tax impact. The deferred tax impact mainly includes reverse of valuation allowance as result of more profitable subsidiaries in China and the amortization of deferred tax liabilities arising from acquisitions.

Net Loss

As a result of the foregoing, net loss increased to RMB1,266.1 million (US$183.6 million) in 2022 from RMB1,191.2 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a discussion of our results of operations for the fiscal year ended December 31, 2021 compared with the fiscal year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 28, 2022.

Variable Interest Entity Financial Information

The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for our company, the non-VIE subsidiaries, and the VIEs and their subsidiaries for the years and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	Year Ended December 31, 2022
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company(4)	(1)(2)	(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	13,852	6,729,191	9,232,419	(6,649,831)	9,325,631
Cost of revenue	(102,565)	(5,360,481)	(8,564,676)	6,637,948	(7,389,774)
Net (loss) income	(1,268,890)	(916,959)	223,925	695,806	(1,266,118)

	Year Ended December 31, 2021
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company	(1)(2)	(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	—	5,509,950	7,858,926	(5,550,195)	7,818,681
Cost of revenue	(116,151)	(4,183,067)	(7,277,551)	5,537,517	(6,039,252)
Net (loss) income	(1,187,218)	(766,614)	112,257	650,362	(1,191,213)

	Year Ended December 31, 2020
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company	(1)(2)	(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	—	3,432,737	5,469,066	(3,162,831)	5,738,972
Cost of revenue	(94,312)	(2,353,533)	(4,908,730)	3,168,054	(4,188,521)
Net (loss) income	(666,407)	(281,936)	129,254	149,875	(669,214)
(1)

The VIEs and their subsidiaries were contracting parties in IDC service agreements, while our non-VIE subsidiaries provided outsourcing and other services by charging service fees to the VIEs and their subsidiaries.

(2)Net revenue of the non-VIE subsidiaries disclosed above comprises of the following items:

•	net revenue for provision of services and sales of equipment to third parties of RMB285.2 million, RMB302.3 million and RMB366.8 million (US$53.2 million) in 2020, 2021 and 2022, respectively;
•	net revenue for provision of outsourcing and other services to the VIEs and their subsidiaries of RMB3,076.4 million, RMB5,160.6 million and RMB6,336.9 million (US$918.8 million) in 2020, 2021 and 2022, respectively; and
•	other sales, which mainly represented the equipment sales, to the VIEs and their subsidiaries, of RMB71.2 million, RMB47.0 million and RMB25.5 million (US$3.7 million) in 2020, 2021 and 2022, respectively.
(3)	Net revenue of the VIEs disclosed above comprises of the following items:
•	net revenue for provision of services and sales of equipment to third parties of RMB5,453.8 million, RMB7,516.3 million and RMB8,958.9 million (US$1,298.9 million) in 2020, 2021 and 2022, respectively, which is the net revenue of VIEs and their subsidiaries disclosed in Note 2(a) to our consolidated financial statements;
•	net revenue for provision of construction services, research and development services and colocation and managed services to the non-VIE subsidiaries of RMB15.3 million, RMB342.6 million and RMB273.6 million (US$39.7 million) in 2020, 2021 and 2022, respectively.
(4)	Net revenue of our company in the year ended December 31, 2022 represents the management service fee charged to the non-VIE subsidiaries.
(5)	To eliminate the above intra-group transactions and our company’s equity in gain or loss of subsidiaries, the VIEs and their subsidiaries.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	Company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Assets
Current assets
Cash	760,716	5,521,083	2,326,332	—	8,608,131
Accounts receivable, net of allowance for doubtful accounts	—	34,663	2,371,362	—	2,406,025
Other current assets	32,522	622,293	282,105	—	936,920
Total current assets excluding amounts due from the entities within the Group	793,238	6,178,039	4,979,799	—	11,951,076
Property and equipment, net (1)	—	44,527,860	2,441,858	(53,090)	46,916,628
Goodwill	—	7,076,505	—	—	7,076,505
Deferred tax assets (1)	—	184,969	38,348	5,682	228,999
Other non-current assets	184	8,120,000	518,981	1,581	8,640,746
Total assets excluding investments, loans and amounts due from the entities within the Group	793,422	66,087,373	7,978,986	(45,827)	74,813,954
Investments, loans and amounts due from the entities within the Group (2)	30,891,361	5,973,081	1,418,045	(38,282,487)	—
Total assets	31,684,783	72,060,454	9,397,031	(38,328,314)	74,813,954

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	1,045,252	2,320,515	258,200	—	3,623,967
Convertible bonds payable, current	2,083,829	—	—	—	2,083,829
Accounts payable	1,188	2,598,364	493,332	—	3,092,884
Finance lease and other financing obligations, current	—	420,457	33,398	—	453,855
Other current liabilities	49,670	870,834	428,336	—	1,348,840
Total current third-party liabilities	3,179,939	6,210,170	1,213,266	—	10,603,375
Long-term borrowings, excluding current portion	—	22,796,671	721,387	—	23,518,058
Convertible bonds payable	4,294,985	—	—	—	4,294,985
Finance lease and other financing obligations, non-current	—	7,984,686	931,580	—	8,916,266
Other non-current liabilities	—	3,039,878	256,737	—	3,296,615
Total third-party liabilities	7,474,924	40,031,405	3,122,970	—	50,629,299
Amounts due to the entities within the Group (2)	141,798	33,299,980	5,720,290	(39,162,068)	—
Total liabilities	7,616,722	73,331,385	8,843,260	(39,162,068)	50,629,299
Total mezzanine equity	1,047,012	—	—	—	1,047,012
Total equity	23,021,049	(1,270,931)	553,771	833,754	23,137,643
Total liabilities, mezzanine equity and equity	31,684,783	72,060,454	9,397,031	(38,328,314)	74,813,954

	As of December 31, 2021
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	Company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Assets
Current assets
Cash	3,288,955	5,340,629	1,338,525	—	9,968,109
Accounts receivable, net of allowance for doubtful accounts	—	55,515	1,677,171	—	1,732,686
Other current assets	1,960,145	474,552	328,383	—	2,763,080
Total current assets excluding amounts due from the entities within the Group	5,249,100	5,870,696	3,344,079	—	14,463,875
Property and equipment, net (1)	—	38,004,637	2,671,567	(52,701)	40,623,503
Goodwill	—	7,076,505	—	—	7,076,505
Deferred tax assets (1)	—	146,783	32,949	6,764	186,496
Other non-current assets	777	8,634,199	645,507	1,581	9,282,064
Total assets excluding investments, loans and amounts due from the entities within the Group	5,249,877	59,732,820	6,694,102	(44,356)	71,632,443
Investments, loans and amounts due from the entities within the Group (2)	25,260,616	4,655,577	1,595,878	(31,512,071)	—
Total assets	30,510,493	64,388,397	8,289,980	(31,556,427)	71,632,443

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	3,148,188	2,373,825	426,000	—	5,948,013
Accounts payable	899	3,470,382	430,518	—	3,901,799
Finance lease and other financing obligations, current	—	670,984	28,161	—	699,145
Other current liabilities	32,395	2,532,593	351,298	—	2,916,286
Total current third-party liabilities	3,181,482	9,047,784	1,235,977	—	13,465,243
Long-term borrowings, excluding current portion	—	17,384,745	899,769	—	18,284,514
Convertible bonds payable	1,895,846	—	—	—	1,895,846
Finance lease and other financing obligations, non-current	—	7,968,184	965,356	—	8,933,540
Other non-current liabilities	—	2,841,841	315,297	—	3,157,138
Total third-party liabilities	5,077,328	37,242,554	3,416,399	—	45,736,281
Amounts due to the entities within the Group (2)	849	26,987,554	4,543,735	(31,532,138)	—
Total liabilities	5,078,177	64,230,108	7,960,134	(31,532,138)	45,736,281
Total mezzanine equity	958,480	404,673	—	—	1,363,153
Total equity	24,473,836	(246,384)	329,846	(24,289)	24,533,009
Total liabilities, mezzanine equity and equity	30,510,493	64,388,397	8,289,980	(31,556,427)	71,632,443
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

Selected Condensed Consolidated Cash Flows Information

	Year Ended December 31, 2022
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities(1)	(68,391)	1,398,869	1,533,548	(5,959)	2,858,067
Net cash used in investing activities(1)(2)	(6,312,513)	(11,137,047)	(143,796)	6,318,472	(11,274,884)
Net cash provided by (used in) financing activities(2)	1,502,678	10,035,477	(369,324)	(6,312,513)	4,856,319

	Year Ended December 31, 2021
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities(1)	(83,019)	546,919	744,493	(7,030)	1,201,363
Net cash used in investing activities(1)(2)	(9,935,432)	(13,493,527)	(205,041)	9,942,462	(13,691,538)
Net cash provided by (used in) financing activities(2)	3,100,066	15,515,622	(561,101)	(9,935,432)	8,119,155

	Year Ended December 31, 2020
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities(1)	(45,269)	(532,976)	899,132	—	320,887
Net cash used in investing activities(1)(2)	(4,940,005)	(9,099,263)	(278,744)	4,940,005	(9,378,007)
Net cash provided by (used in) financing activities(2)	15,273,369	9,830,979	(20,682)	(4,940,005)	20,143,661
(1)	The consolidation adjustments represent the elimination of intra-group payments from the non-VIE subsidiaries to one of the VIE’s subsidiaries, for the construction services rendered.
(2)

The consolidation adjustments are primarily to eliminate (a) our company’s investment in, loans and advances to the non-VIE subsidiaries with (b) the capitals, advances and loans received by the non-VIE subsidiaries from our company.

B.Liquidity and Capital Resources

Our primary sources of liquidity have been net proceeds from operations, cash flow from short-term and long-term borrowings, issuance of debt and equity securities, including in our initial public offering, follow-on public offerings, private placement (including convertible preferred shares) and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had finance lease and other financing obligations. As of December 31, 2022, we had cash of RMB8,608.1 million (US$1,248.1 million). In addition, as of December 31, 2022, total short-term debt was RMB6,161.7 million (US$893.3 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB3,624.0 million (US$525.4 million), the current portion of convertible bonds payable of RMB2,083.8 million (US$302.1 million) and the current portion of finance lease and other financing obligations of RMB453.9 million (US$65.8 million). As of the same date, total long-term debt was RMB36,729.3 million (US$5,325.2 million), comprised of long-term borrowings (excluding current portion) of RMB23,518.1 million (US$3,409.8 million), the non-current portion of finance lease and other financing obligations of RMB8,916.3 million (US$1,292.7 million) and the non-current portion of convertible bonds payable of RMB4,295.0 million (US$622.7 million). As of December 31, 2022, the unused amount of working capital and project financing credit was RMB10,730.5 million (US$1,555.8 million).

Based on our current level of operations and available cash, we believe that we have sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities, borrow from banks or dispose our assets. Subsequent to December 31, 2022, we had completed the private placement to certain investors of convertible senior notes due 2030, or the 2030 Notes, with net proceeds, after commission but before expenses, amounting to US$572.8 million. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially.

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

Our main sources of cash funding for the VIEs and their subsidiaries have included intercompany loans and cash advances from GDS Holdings, our subsidiaries and cash generated from operations. In the years ended December 31, 2020, 2021 and 2022, GDS Holdings and our subsidiaries did not provide any additional intercompany loans to the VIEs and their subsidiaries and the VIEs and their subsidiaries did not repay any existing intercompany loans to GDS Holdings and our subsidiaries. As of December 31, 2021 and 2022, the VIEs and their subsidiaries held cash and cash equivalents of RMB1,338.5 million and RMB2,326.3 million (US$377.3 million), respectively.

In the years ended December 31, 2020, 2021 and 2022, our company, through the intermediate holding companies, made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB4,940.0 million, RMB9,935.4 million and RMB6,312.5 million (US$915.2 million), respectively.

PRC entities need to appropriate reserve funds of 10% before distributing earnings until such reserve reaches 50% of paid in capital. Except as otherwise disclosed elsewhere in this annual report, there was no restriction or limitation on our company’s ability to receive earnings from our subsidiaries or to distribute them to U.S. investors during the years ended December 31, 2020, 2021 and 2022. Likewise, there was no restriction or limitation on the consolidated VIEs to settle obligations under the consolidated VIE contractual arrangements. As of December 31, 2022, certain subsidiaries, the VIEs and their subsidiaries had retained earnings of RMB2,031.0 million (US$294.5 million) in aggregate. No dividend or distribution was made through our subsidiaries or consolidated VIEs to our company during the years ended December 31, 2020, 2021 and 2022.

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

As of December 31, 2022, our cash and restricted cash were deposited in major financial institutions located in mainland China, Hong Kong, United States, Singapore, Malaysia, Macau and Indonesia. We currently believe that such limitations on payment in foreign currencies will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “—Statutory Reserves.”

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

As a result of these laws, rules and regulations relating to statutory reserves, foreign exchange conversion and withholding taxes described above, our subsidiaries, the VIEs and their subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their offshore holding companies as dividends, loans or advances. As of December 31, 2022, the restricted net assets were RMB24,955.7 million (US$3,618.2 million), including those of the VIEs and their subsidiaries of RMB284.6 million (US$41.3 million) and our subsidiaries of RMB24,671.1 million (US$3,577.0 million), which mainly consisted of paid-in registered capital.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	320,887	1,201,363	2,858,067	414,380
Net cash used in investing activities	(9,378,007)	(13,691,538)	(11,274,884)	(1,634,704)
Net cash provided by financing activities	20,143,661	8,119,155	4,856,318	704,101
Effect of exchange rate changes on cash and restricted cash	(566,874)	(95,542)	416,198	60,343
Net increase (decrease) in cash and restricted cash	10,519,667	(4,466,562)	(3,144,301)	(455,880)
Cash and restricted cash at beginning of year	5,973,262	16,492,929	12,026,367	1,743,659
Cash and restricted cash at end of year	16,492,929	12,026,367	8,882,066	1,287,779

Operating Activities

Cash provided by operating activities was RMB2,858.1 million (US$414.4 million) in 2022, primarily due to a net loss of RMB1,266.1 million (US$183.6 million), adjusted primarily for (i) depreciation and amortization of RMB3,189.1 million (US$462.4 million), primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB290.8 million (US$42.2 million), (iii) amortization of debt issuance and commitment cost and debt discount of RMB154.9 million (US$22.5 million), (iv) operating lease cost relating to prepaid land use rights of RMB101.8 million (US$14.8 million), (v) deferred tax benefit of RMB99.2 million (US$14.4 million), (vi) gain from purchase price adjustment of RMB205.0 million (US$29.7 million) and (vii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) a decrease in VAT recoverable of RMB1,182.5 million (US$171.4 million) mainly as a result of VAT refund, (ii) an increase in accounts receivable of RMB678.8 million (US$98.4 million), (iii) an increase in accounts payable of RMB189.7 million (US$27.5 million) and (iv) a decrease in accrued expenses and other payables of RMB123.5 million (US$17.9 million).

Cash provided by operating activities was RMB1,201.4 million in 2021, primarily due to a net loss of RMB1,191.2 million, adjusted primary for (i) depreciation and amortization of RMB2,616.9 million, primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB391.3 million, (iii) amortization of debt issuance and commitment cost and debt discount of RMB200.1 million, (iv) operating lease cost relating to prepaid land use rights of RMB40.4 million, (v) deferred tax benefits of RMB48.5 million, (vi) allowance for doubtful accounts of RMB10.1 million, (vii) gain from purchase price adjustment of RMB7.0 million, and (viii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in VAT recoverable of RMB631.6 million mainly as a result of the capital expenditures, (ii) a decrease of accrued expenses and other payables of RMB121.8 million and (iii) an increase in other current assets and other non-current assets of RMB55.5 million and RMB53.7 million, respectively, mainly due to the increase in rental and other deposits, partially offset by (iv) an increase in operating leases of RMB50.7 million.

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

Investing Activities

Net cash used in investing activities was RMB11,274.9 million (US$1,634.7 million) in 2022, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB7,803.7 million (US$1,131.4 million) for the development of our data centers, after deducting the proceeds from disposal of property and equipment, and payments for acquisitions and investments, net of refund of deposits for potential acquisitions, of RMB3,471.2 million (US$503.3 million).

Net cash used in investing activities was RMB13,691.5 million in 2021, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB9,699.1 million for the development of our data centers, after deducting the proceeds from disposal of property and equipment, and payments for acquisitions of RMB4,013.3 million, partially offset by the receipts from collection of loans acquired in our acquisitions of RMB20.9 million.

Net cash used in investing activities was RMB9,378.0 million in 2020, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB8,020.6 million for the development of our data centers, including the deposit paid and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB1,357.4 million.

Financing Activities

Net cash provided by financing activities was RMB4,856.3 million (US$704.1 million) in 2022, which was primarily due to proceeds from borrowings of RMB11,889.2 million (US$1,723.8 million), proceeds from issuance of convertible bonds of RMB3,917.0 million (US$567.9 million), proceeds from other financing arrangements of RMB845.3 million (US$122.6 million) and proceeds from sales of equity interests of subsidiaries of RMB69.8 million (US$10.1 million), partially offset by repayment of short-term and long-term borrowings of RMB9,585.4 million (US$1,389.8 million), payment under finance lease and other financing obligations of RMB1,138.5 million (US$165.1 million), payment for acquisition of redeemable non-controlling interests of RMB593.8 million (US$86.1 million), payment of deferred contingent consideration for acquisitions of RMB280.4 million (US$40.7 million), payment of debt issuance cost of RMB109.4 million (US$15.9 million), payment for purchase of property and equipment through vendor financing of RMB105.9 million (US$15.4 million), and payment of redeemable preferred shares dividends of RMB51.6 million (US$7.5 million).

Net cash provided by financing activities was RMB8,119.2 million in 2021, which was primarily due to proceeds from borrowings, net of issuance cost, of RMB16,035.2 million, capital contribution from non-controlling shareholders of RMB225.9 million and proceeds from other financing arrangements of RMB50.3 million, partially offset by repayment of short-term and long-term borrowings of RMB6,080.2 million, payment of deferred contingent consideration for acquisitions of RMB926.2 million, payment for purchase of property and equipment through vendor financing of RMB808.2 million, payment under finance lease and other financing obligations of RMB265.5 million, payment for acquisition of non-controlling interests of RMB65.1 million and payment of redeemable preferred shares dividends of RMB49.2 million.

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

As of December 31, 2020, 2021 and 2022, PRC entities had RMB55.3 million, RMB66.1 million and RMB146.9 million (US$21.3 million), respectively, in their statutory reserves.

Capital Expenditures

We had capital expenditures, excluding payments related to acquisitions and investments and receipts from collection of loans, of RMB8,020.6 million, RMB9,699.1 million and RMB7,803.7 million (US$1,131.4 million) in 2020, 2021 and 2022, respectively. Our capital expenditures were primarily for the purchase of equipment, prepaid land use rights reported in investing activities in the Consolidated Financial Statements and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities.

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

For the years ended December 31, 2020, 2021 and 2022, the VIEs and their subsidiaries contributed 95.0%, 96.1% and 96.1%, respectively, of our total net revenue.

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

Convertible Senior Notes due 2025

On June 5, 2018, we issued and sold convertible senior notes due in 2025, or the 2025 Notes, in an aggregate principal amount of US$300 million, which bear interest at a rate of 2% per year, payable on June 1 and December 1 of each year, beginning on December 1, 2018. The 2025 Notes will mature on June 1, 2025, unless earlier redeemed, repurchased or converted in accordance with their terms. The 2025 Notes are subject to repurchase by us, at the option of the holders, on June 1, 2023 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. The 2025 Notes may be converted into our ADSs, at the option of the holders, at an initial conversion rate of 19.3865 of our ADSs per US$1,000 principal amount of notes, or approximately 5,815,950 ADSs, representing 46,527,600 Class A ordinary shares, assuming conversion of the entire US$300 million aggregate principal amount at the initial conversion rate.

Convertible Preferred Shares

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into 33,707,864 Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. Assuming conversion of all the Series A convertible preferred shares held by its affiliate, Ping An Overseas Holdings would have beneficially owned 2.3% of our Class A ordinary shares as of December 31, 2022. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq. Assuming that either of the two foregoing events occurred on December 31, 2022 and that all holders exercised their redemption right to require our Company to purchase all of the convertible preferred shares, the total purchase price would have been RMB1.0 billion (US$0.2 billion) and total cash would have been reduced by the same amount in the event of such redemption. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold.

Convertible Senior Notes due 2029

On March 8, 2022 we issued and sold US$620 million in aggregate principal amount of convertible senior notes due in 2029, or the 2029 Notes, to Sequoia China Infrastructure Fund I, STT GDC, and an Asian sovereign wealth fund with which we have a strategic relationship. The 2029 Notes bear interest at rate of 0.25% per year, payable on each March 8 and September 8, commencing on September 8, 2022. The 2029 Notes will mature on March 8, 2029, unless earlier redeemed, repurchased or converted in accordance with their terms. The 2029 Notes are subject to repurchase by us, at the option of the holders, on March 8, 2027 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. The 2029 Notes may be converted into our ADSs, at the initial conversion price of US$50 per ADS, corresponding to an initial conversion rate of 20 ADSs (or 160 Class A ordinary shares) per US$1,000 principal amount of the Notes, or approximately 12,400,000 ADSs, representing 99,200,000 Class A ordinary shares, assuming conversion of the entire US$620 million aggregate principal amount at the initial conversion rate. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date.

Convertible Senior Notes due 2030

On January 20, 2023 we issued and sold US$580 million in aggregate principal amount of convertible senior notes due in 2030, or the 2030 Notes, to various private equity funds and institutional investors, including a sovereign wealth fund. The 2030 Notes bear interest at rate of 4.50% per year, payable on each July 31 and January 31, commencing on July 31, 2023. The 2030 Notes will mature on January 31, 2030, unless earlier redeemed, repurchased or converted in accordance with their terms. The 2030 Notes are subject to repurchase by us, at the option of the holders, on January 31, 2028 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest.The 2030 Notes may be converted into our ADSs, at the initial conversion priceof US$24.50 per ADS, corresponding to an initial conversion rate of 40.8163 ADSs per US$1,000 principal amount of the Notes, or 23,673,454 ADSs, representing 189,387,632 Class A ordinary shares, assuming conversion of the entire US$580 million aggregate principal amount at the initial conversion rate. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date.

Loans and borrowings

As of December 31, 2021 and 2022, we had short-term borrowings of RMB4,639.7 million with weighted average interest rate of 4.91%, and RMB1,652.2 million (US$239.5 million) with weighted average interest rate of 7.94%, respectively, and long-term borrowings (including current portion) of RMB19,592.9 million with weighted average interest rate of 5.53%, and RMB25,489.8 million (US$3,695.7 million) with weighted average interest rate of 5.44%, respectively, taking into consideration of debt issuance costs relating to the facilities.

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

The secured loan facilities can be divided into onshore project loan facilities and offshore project loan facilities (including Hong Kong and Malaysia).

Below are the terms and conditions for onshore project loan facilities:

●	STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of our company, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of our company, or (c) is not or ceases to be the single largest shareholder of our company;
●	our company and GDS Investment Company are not or cease to be, directly or indirectly, the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment Company (in the case of our company), GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries;
●	Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of, and have the power to control, GDS Beijing or GDS Suzhou;
●	GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;
●	GDS Holdings is not or ceases to be, directly or indirectly, the legal and beneficial owner of all equity interests held by it in the relevant borrowing subsidiaries, or have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control the relevant borrowing subsidiaries;
●	there are changes in the shareholding structure of a principal operating subsidiary of ours, as defined in the relevant loan facility agreement; and
●	the IDC license of GDS Beijing, the borrowing subsidiaries, other affiliated entities or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fails to be renewed on or before the expiry date.

Below are the terms and conditions for offshore project loan facilities:

●	STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of our company, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of our company, or (c) is not or ceases to be the single largest shareholder of our company
●	GDS Holdings is not or ceases to be, directly or indirectly, the legal and beneficial owner of 100% of the issued share capital of, or have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control the relevant borrowing subsidiaries;
●	GDS Holdings (a) is not or ceases to be, directly or indirectly, the single largest shareholder of, (b) is not or ceases to be, directly or indirectly, the beneficial owner of at least 40% of the issued share capital of, or (c) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 50.1% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of the relevant borrowing subsidiaries;
●	GDS International is not or ceases to be, directly or indirectly, the beneficial owner of 100% of the issued share capital of the relevant borrowing subsidiaries; and
●	There are changes in the shareholding structure of a principal operating subsidiary of GDS Holdings, as defined in the relevant loan facility agreement.

There are certain other events in the loan facility agreements the occurrence of which could obligate us to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if our borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if we fail to maintain our shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) the Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio, gross leverage ratio and tangible net worth, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if our company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding US$4.5 million, or, in some cases, RMB50 million (US$7.2 million), when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the PBOC in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2022, our company was in compliance with all of the abovementioned covenants.

As of December 31, 2022, we had total working capital and project financing credit of RMB37,767.3 million (US$5,475.7 million) from various financial institutions, of which the unused amount was RMB10,730.5 million (US$1,555.8 million). As of December 31, 2022, we had drawn down RMB27,036.9 million (US$3,920.0 million) under these loan facilities, of which RMB1,389.3 million (US$201.4 million), net of debt issuance costs of RMB3.5 million (US$0.5 million) was recorded in short-term loans and borrowings and RMB25,489.8 million (US$3,695.7 million), net of debt issuance costs of RMB154.2 million (US$22.4 million), was recorded in long-term loans and borrowings, respectively. Drawdowns from these credit facilities are subject to the approval of the relevant lending financial institution and are subject to the terms and conditions of each loan agreement.

Below is a summary of the abovementioned secured and unsecured loans and borrowings, which are in RMB, USD, HKD and MYR denominations:

RMB Loans

	Total Facility Amount as of	Total Drawdown Amount as of
Purpose	December 31, 2022 (RMB (US$) million)	December 31, 2022(3) (RMB (US$) million)
Data Centers(1)	32,104.8 ($4,654.8)	23,635.1 ($3,426.8)
Corporate(2)	93.7 ($13.6)	93.7 ($13.6)

USD Loans

	Total Facility Amount as of	Total Drawdown Amount as of
Purpose	December 31, 2022 (US$ million)	December 31, 2022(3) (US$ million)
Data Centers(1)	35.0	35.0
Corporate(2)	300.0	150.0

HKD Loans

	Total Facility Amount as of	Drawdown Amount as of
Purpose	December 31, 2022 (HKD (US$) million)	December 31, 2022(3) (HKD (US$) million)
Data Centers(1)	3,180.7 ($412.0)	1,980.8 ($256.5)

MYR Loans

	Total Facility Amount as of	Drawdown Amount as of
Purpose	December 31, 2022 (MYR (US$) million)	December 31, 2022(3) (MYR (US$) million)
Data Centers(1)	250.0 ($57.2)	158.6 ($36.3)

(1)Refers to loans for which the use of proceeds is for development and acquisition of new data centers and related operating costs.

(2)Refer to loans for which the use of proceeds is for working capital and general corporate purposes.

(3)Drawdown amount does not deduct debt issuance costs of RMB157.8 million (US$22.9 million) in total.

The following table sets forth our short-term and long-term borrowings as of December 31, 2022:

		Payment due by period
		Less than			More than 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of RMB)
Short-term borrowings(1)	1,392,782	1,392,782	—	—	—
Long-term borrowings(1)	25,644,068	2,001,680	6,203,271	7,506,422	9,932,695
(1)	Refers to loans from financial institutions for data center project financing, working capital and general corporate purposes. Does not include interests or debt issuance costs.

C.Research and Development, Patents and Licenses, etc.

Sourcing and Development

See “Item 4. Information on the Company—B. Business Overview—Data Center Sourcing and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Technology and Intellectual Property.”

D.Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2022. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

Consolidation of VIEs

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. Our operations are primarily conducted through the VIEs and their subsidiaries, to comply with relevant PRC laws and regulations, which prohibit foreign investment in companies that are engaged in data center-related businesses. Individuals acting as nominee equity holders hold the legal equity interests of Management HoldCo on our behalf. The equity holders of Management HoldCo are Yilin Chen (senior vice president, product and service and Southeast Asia business), Yan Liang (senior vice president, design, operation and delivery), Kejing Zhang (senior vice president, sales), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business). Management HoldCo holds the legal equity interests of GDS Beijing and GDS Shanghai on our behalf.

A series of contractual arrangements, including equity interest pledge agreements, shareholder voting rights proxy agreements, exclusive technology license and service agreements, intellectual property rights license agreements, exclusive call option agreements and loan agreements, collectively referred to as “VIE Arrangements,” were entered among GDS Investment Company, GDS Beijing, GDS Shanghai and Management HoldCo, as well as among GDS Investment Company, Management HoldCo and the equity holders of Management HoldCo. Through these agreements, Management HoldCo and the equity holders of Management HoldCo have granted all their legal rights, including voting rights, dividends rights, and disposition rights, of their equity interests in Management HoldCo, GDS Beijing and GDS Shanghai to us. Accordingly, Management HoldCo and the equity holders of Management HoldCo do not have (i) rights to make decisions about the activities of Management HoldCo, GDS Beijing and GDS Shanghai or (ii) rights to receive the expected residual returns of Management HoldCo, GDS Beijing and GDS Shanghai.

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

Our colocation service and managed service contracts with customers contain both lease and nonlease components. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. We elected to apply the practical expedient on the contracts that meet the conditions. In addition, we have performed a qualitative analysis to determine that the non-lease component is the predominant component of our revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the conditions required to adopt the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2020, 2021 and 2022.

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

We recognize lease liabilities and right-of-use, or ROU, assets at lease commencement date. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and are subsequently measured at amortized cost using the effective-interest method. Since most of our leases do not provide an implicit rate, we use our own incremental borrowing rate in determining the present value of unpaid lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that we would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The judgments used in the valuation of incremental borrowing rate of the leases are inherently subjective. Different assumptions or estimates could result in different accounting treatment for a lease.

Business Combinations and Goodwill

We account for our business combinations using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations.

The acquisition method of accounting requires us to estimate fair values of separately identifiable assets acquired and liabilities assumed. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests.

The determination of fair values of the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

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

We have the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. In assessing the qualitative factors, we considered the impact of abovementioned events or circumstances. No impairment losses were recorded for goodwill for the years ended December 31, 2020, 2021 and 2022.

Impairment of Long-Lived Assets

Long-lived assets (primary including property and equipment, operating lease right-of-use assets and prepaid land use rights) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. The undiscounted cash flows incorporated our best estimate of utilization rates of relevant data centers based on historical actual utilization rates and our business plans for those data centers which are approved by the board of directors. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For purposes of impairment testing of long-lived assets, we have concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In the year ended December 31, 2022, an impairment loss of RMB12.8 million (US$1.9 million) was recognized. No impairment loss was recorded in the years ended December 31, 2020 and 2021.

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

Restricted shares to directors, officers and employees

In August 2020, August 2021 and August 2022, we granted 11,520,312, 11,929,608 and 21,488,048 non-vested restricted shares, respectively, to employees, officers and directors. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as a compensation expense using the graded-vesting method. The value of restricted shares subject to performance conditions attached is recognized as a compensation expense using the graded-vesting method only when achievement of the performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

A summary of the restricted share activity is as follows:

Number of
Shares
Unvested at January 1, 2020	33,357,296
Granted	11,710,848
Vested	(12,684,640)
Forfeited	(1,364,736)
Unvested at December 31, 2020	31,018,768
Granted	12,107,888
Vested	(12,632,104)
Forfeited	(1,563,832)
Unvested at December 31, 2021	28,930,720
Granted	21,948,320
Vested	(5,015,992)
Forfeited	(7,328,536)
Unvested at December 31, 2022	38,534,512

We recognized restricted share related share-based compensation expenses of RMB333.7 million, RMB391.3 million and RMB290.8 million (US$42.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, total unrecognized compensation expense relating to the unvested shares was RMB348.9 million (US$50.6 million). The expense is expected to be recognized over a weighted average period of 1.58 years using the graded-vesting attribution method. We did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2020, 2021 and 2022.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	August 2020		August 2021		August 2022
Risk-free rate of return	0.14% ~ 0.19%		0.07% ~ 0.33%		2.82% ~ 2.98%
Volatility	59.23%		49.271% - 50.295%		53.14% - 54.15%
Expected dividend yield	—		—		—
Share price at grant date	US$10.1475		US$7.45		US$3.365
	(RMB70.5)		(RMB48.2)		(RMB22.7)
Expected term	1~3	years	1~3	years	1~3	years
(1)	Volatility

Expected volatility is assumed based on our historical volatility in the period equal to the expected term of each grant.

(2)	Risk-free interest rate

Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(3)	Dividend yield

We estimated the dividend yield based on our expected dividend policy over the expected terms of the restricted shares.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The evaluation is based on our estimates of the future taxable income. The future taxable income incorporates our best estimate of utilization rates of relevant data centers based on historical actual utilization rates and our business plans for those data centers which are approved by the board of directors. Such key assumptions are sensitive to variation, such that minor changes could have an impact on the evaluation of the realizability of the deferred tax assets. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

Recently Issued Accounting Standards

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted, and should be adopted prospectively to business combinations occurring on or after the effective date of the amendments. We adopted this standard in the first quarter of 2023, and the adoption of this standard did not have a significant impact on our consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its supplier finance programs. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information for the relevant obligations, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The ASU should be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. We adopted this standard, except for the amendment on rollforward information for the relevant obligations, in the first quarter of 2023, and the adoption of this standard did not have a significant impact on our consolidated financial statements. We will adopt the amendment on rollforward information for the relevant obligations in the first quarter of 2024 and do not expect the adoption to have a material impact on our consolidated financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information relating to our directors, executive officers and senior management.

Name	Age	Position/Title
William Wei Huang‡	55	Chairman and chief executive officer
Daniel Newman	62	Chief financial officer
Jamie Gee Choo Khoo	58	Chief operating officer
Sio Tat Hiang†	75	Vice-chairman
Satoshi Okada‡	64	Director
Bruno Lopez†	58	Director
Lee Choong Kwong†	66	Director
Lim Ah Doo‡	73	Independent director
Bin Yu°°	53	Independent director
Zulkifli Baharudin	63	Independent director
Chang Sun‡	66	Independent director
Gary J. Wojtaszek‡	57	Director
Judy Qing Ye	52	Independent director
Jonathan King	46	Member of the executive committee
Yilin Chen	52	(Senior vice president, product and service and Southeast Asia business)
Yan Liang	47	Senior vice president, design, operation and delivery
Kejing Zhang	40	Senior vice president, sales

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

Mr. Sio Tat Hiang is vice-chairman of our board of directors and has been a director of our company since August 2014. Since 2020, Mr. Sio has been a director of ST Telemedia (the sole indirect shareholder of STT GDC), and STTC. From 2012 to 2020 Mr. Sio was a director of STT GDC, from 2017 to 2020, Mr. Sio was the chairman of the board of STT GDC and from 2017 to 2022 Mr Sio was Chairman on the Board of Virtus HoldCo Limited. In addition, Mr. Sio currently also sits on the Boards of U Mobile Sdn Bhd and STT Global Data Centers India Private Limited. He graduated with a bachelor’s degree in business administration with honors from the National University of Singapore and attended the London Business School Senior Executive Programme.

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

Mr. Bruno Lopez has been a director of our company since August 2014. Mr. Lopez is President and Group Chief Executive Officer of STT GDC—the data center business of Singapore Technologies Telemedia Pte Ltd, or ST Telemedia. He is responsible for the overall leadership, direction, growth and development of the STT GDC group. He is also concurrently Deputy Chief Executive Officer at ST Telemedia. Since joining ST Telemedia in 2014, Mr. Lopez has led STT GDC in its strategy to build a large portfolio of integrated data centers across a global platform in Singapore, UK, Thailand, India, Indonesia, South Korea, Japan, the Philippines and in China through GDS. He is a board member and the chairman of the executive committee in GDS as well as in all these other operational platforms owned by STT GDC. An industry veteran in the telecommunications and data center sectors with more than 25 years of experience, Mr. Lopez was the chief executive officer and executive director of Keppel Data Centers where he was instrumental in leading the company’s growth and business expansion in Asia and Europe. From 2009 to 2014, he was also responsible for setting up Securus Data Property Fund, an investment fund focused on developing data center assets in the Asia-Pacific region, Europe and the Middle East, which was eventually merged with Keppel Data Centres’ assets as part of the company’s SGX listing. He received a bachelor’s degree with honors from the National University of Singapore and a master’s degree in human resource management from Rutgers University.

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

Mr. Lim Ah Doo has served as our director since August 2014. Mr. Lim is currently the chairman and independent non-executive director of Olam Group Limited, formerly known as Olam International Limited, as well as an independent non-executive director of GP Industries Limited, Singapore Technologies Engineering Ltd (STE), STT Global Data Centers India Private Limited, or GDC India, Virtus Holdco Ltd (VHL) and U Mobile Sdn Bhd. He also chairs the audit committees of GP Industries, GDC India, VHL and U Mobile, and is also a member of the audit committee of STE. Mr. Lim currently serves as a non-executive director of ST Telemedia and STTC and also chairs the audit committees of ST Telemedia and STTC. From 2016 to 2020, Mr. Lim served as an independent non-executive director of STT GDC and also chaired the audit committee of STT GDC. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). From 2003 to 2007, he was president and then vice chairman of the RGM group, a leading global resource-based group and in 2008, he served as a deputy chairman of a member of RGM Group. Mr. Lim obtained a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and an MBA from the Cranfield School of Management.

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

Mr. Gary J. Wojtaszek has served as our director since June 2018, and had been an observer of our board of directors since October 2017. Mr. Wojtaszek has extensive experience founding, growing, leading, and monetizing private and public companies of scale. He is the founder and CEO of RecNation, which designs, builds, and operates premium class facilities geared towards the needs of the recreational vehicle enthusiast. From August 2011 to February 2020, he served as President and Chief Executive Officer of CyrusOne, Inc., a real estate investment trust that builds and manages carrier-neutral hyperscale data centers globally. Prior to CONE, Mr. Wojtaszek served as chief financial officer and board member of Cincinnati Bell Inc., where he had responsibility for the data center business and oversaw CyrusOne’s successful creation, spin-off, and IPO. Before joining Cincinnati Bell in July 2008, he was senior vice president, treasurer, and chief accounting officer for the Laureate Education Corporation from 2006 to 2008 helping with the leveraged buyout of the company to KKR. He worked at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, from 2001 to 2008, which was subsequently spun off through an IPO. While at Agere Systems, Mr. Wojtaszek worked in a number of senior finance positions, helping with the restructuring and repositioning of the company following the 2001 financial crisis. Mr. Wojtaszek started his career in the General Motors New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek currently serves on the Board of Talen Energy which is one of the largest power generation providers in the United States. He also is a board member of Quantum Loophole, developer of master planned data center communities in the U.S and Infra Tech Partners. Mr. Wojtaszek serves as an industry advisor to global investment firm, The Carlyle Group, Inc. and Actis, a leading global investor in sustainable infrastructure and sits on the boards of their portfolio companies NXTRA in India and Involta in the US as well as Southern Methodist University. He has a BA from Rutgers University and a MBA from Columbia University.

Ms. Judy Qing Ye has served as our independent director since October 2018. Ms. Judy Qing Ye is the managing partner for Yimei Capital, a global alternative investment firm and has over 20 years of experience in investment. Prior to founding Yimei Capital in 2011, Ms. Ye was the Asia Head of EM Alternatives (“EMA”), a global private equity firm from 2008 to 2010. Prior to EMA, Ms. Ye served as director of strategic investments at Hewlett-Packard Company from 2001 to 2008. In her earlier career, Ms. Ye worked as M&A project manager at PepsiCo, New York from 1997 to 1999. Ms. Ye is also the co-founder and managing partner of NE Social Impact Fund (NESIF), a dedicated social impact investing fund in China. Ms. Ye is also the council member of United Way Shanghai, a global non-profit charitable organization. She is also the President of the Wharton Club of Shanghai and the Director of the Union of Finance Alumni of Peking University (UFAPKU). Ms. Ye received her bachelor of economics degree from Peking University and earned her MA from Tufts University, MBA from the Wharton School at University of Pennsylvania.

Mr. Jonathan King has been a member of our executive committee since October 2016 and has been involved with our company since 2014, in his role as chief operating officer and head of investments of ST Telemedia’s data center business—STT GDC. In this role he is responsible for the performance of STT GDC’s existing platforms as well as leading its investment activities into new markets. From 2009 to 2014, Mr. King was the co-fund manager of Securus Data Property Fund, an investment fund focused on the acquisition and management of high-quality data center assets in the Asia-Pacific region and Europe. During that time, Mr. King played a key role in developing the portfolio of data centers that was eventually listed as Keppel DC REIT on the Singapore Exchange. Mr. King was an associate director with Macquarie Bank’s real estate group. He obtained a bachelor’s degree in engineering from the University of Sydney and a graduate diploma in finance and investment from the Financial Services Institute of Australasia.

Ms. Yilin Chen joined our company in 2008 and has served as our senior vice president for product and service business since March 2017 and as senior vice president for Southeast Asia business since October 2022. Prior to joining us, Ms. Chen held various roles in consulting, business planning and analysis, product and operations. Ms. Chen worked at HP China from 1995 to 2008, holding leadership roles related to IT solutions and service, outsourcing, business development and management. From 1992 to 1995, Ms. Chen worked at the East China Institute of Computer and Science. She graduated from Shanghai Science and Technology University with a bachelor’s degree in computer science.

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

Mr. Kejing Zhang joined our company in 2015 as our senior vice president of sales, and is responsible for sales operations and management. Prior to joining us, Mr. Zhang was a director of wholesale business of China Unicom (Europe) Operations Limited from 2010 to 2014, with responsibility for sales and business development with telco carriers in European and African regions. Mr. Zhang majored in electronic engineering and received a Ph.D. from Queen Mary and Westfield College to the University of London.

Board Observer

In accordance with the Investor Rights Agreement entered into between Ping An Overseas Holdings and our company, we have agreed that an observer designated by Ping An Overseas Holdings may join meetings of our board of directors as an observer, subject to maintaining its shareholding at or above a specified percentage threshold. Mr. Hoi Tung, chairman and chief executive officer of China Ping An Insurance Overseas (Holdings) Limited, as well as a member of the Investment Committee of Ping An Insurance (Group) of China, was designated by Ping An Overseas Holdings after the completion of its investment to join meetings of our board of directors as an observer.

Mr. Hoi Tung is currently the Chairman and CEO of China Ping An Insurance Overseas (Holdings) Limited. From 2014 to 2016, Mr. Tung was the Chairman of Investment Committee of Ping An Insurance (Group) of China, Ltd. From 2004 to 2014, Mr. Tung was the Chairman and CEO of Ping An Trust Co. Ltd. Before joining Ping An, Mr. Tung was an executive director with Goldman Sachs (Asia) L.L.C., advising major financial institutions in the Asia Pacific region on restructuring, M&As and capital markets activities. Mr. Tung started his career as a management consultant with McKinsey & Co. He obtained a Master’s degree in Engineering Science with first honor from Oriel College, University of Oxford, and an MBA from INSEAD. Mr. Tung is a fellow of the Global Finance Leaders Fellowship at the Aspen Institute.

Board Diversity Matrix

Board Diversity Matrix (As of March 15, 2023)
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

Our company is a foreign issuer and we have two female directors on our board of directors as of March 15, 2023. Accordingly, we meet the diversity objective under Nasdaq’s Board Diversity Rule as of March 15, 2023.

Weighted Voting Rights (WVR) Structure

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Class A ordinary shares and Class B ordinary shares carry equal rights, generally rank pari passu with one another and are entitled to one vote per share at general meetings of shareholders, except for only the following matters at general meetings of shareholders, with respect to which Class B ordinary shares are entitled to 20 votes per share: (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders. These rights are categorized as WVR structure, under the Hong Kong Listing Rules. As a result, we are deemed as a company with a WVR structure. For further information about the risks associated with our WVR structure, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

As of March 15, 2023, the beneficiary of the WVR structure was Mr. Huang, the beneficial owner of the 55,590,336 Class B ordinary shares then issued and outstanding.

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and will automatically convert into Class A ordinary shares under certain circumstances. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the company will issue 55,590,336 Class A ordinary shares. Any Class A ordinary shares which Mr. Huang directly or indirectly acquire may be converted into Class B ordinary shares.

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

Upon either (i) the automatic conversion of the Class B ordinary shares, or (ii) the conversion of such of the Class B ordinary shares that results in Mr. Huang ceasing to have beneficial ownership in not less than five per cent. (5%) but continuing to have beneficial ownership in not less than two per cent. (2%) of the then issued share capital of our company on an as converted basis, (a) the nomination and appointment rights under the above provisions shall cease and terminate; (b) any directors (other than William Wei Huang) appointed pursuant to the above provisions shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions); and (d) Mr. Huang shall continue to have the right to appoint and remove one (1) director (which is intended to be Mr. Huang).

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

B.           Compensation

For the year ended December 31, 2022, we and our subsidiaries paid aggregate compensation of approximately US$8.1 million to our directors and executive officers as a group, of which, US$6.1 million was settled in cash and US$2.0 million was settled in restricted shares issued under our 2016 share incentive plan. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We set aside an aggregate of US$0.1 million for pensions, retirement or other benefits for our directors and executive officers in 2022.

For information regarding options granted to our directors and executive officers, see “—Share Incentive Plans.”

Share Incentive Plan

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

Granted Restricted Shares

In August 2020, August 2021 and August 2022, we granted 11,520,312, 11,929,608 and 21,488,048 non-vested restricted shares to employees, officers and directors, respectively. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

In March, June, July and October 2020 we issued a total of 190,536 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In January, June, July and October 2021, we issued a total of 178,280 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In January, September and October 2022, we issued a total of 460,272 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

Mr. Huang informed our company that certain variable pre-paid forward sale contract transactions in respect of 42,457,504 ordinary shares beneficially owned by him, which transactions he originally entered into between May 2020 and June 2022, would expire between March 2023 and December 2023. If Mr. Huang chooses to settle these transactions by transferring ownership of the 42,457,504 ordinary shares to the counterparties, his beneficial ownership interest in our total issued share capital would decrease to below 5%, which would trigger an automatic conversion event, unless the 5% threshold contained in our Articles of Association is reduced or he otherwise acquires beneficial ownership of additional shares to keep his beneficial ownership at or above 5% or such other threshold if so reduced. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If Mr. Huang’s beneficial ownership in our company falls below 5%, our dual-class share structure will terminate and a change of control would be triggered under certain of our material commercial and loan agreements, and our business development, financial condition and future prospects may be materially and adversely affected.” On March 30, 2023, Mr. Huang acquired beneficial ownership of an additional 3,888,000 of our ordinary shares, representing 0.25% of our total issued share capital through the accelerated vesting of certain restricted share units previously granted to him under our 2016 share incentive plan. The Compensation Committee and our board of directors approved this accelerated vesting as a temporary measure to provide Mr. Huang with the flexibility of settling part of the aforementioned variable pre-paid forward sale contract transactions with other of his shareholdings without triggering an automatic conversion event that would otherwise result in the termination of the dual-class shareholding structure and the occurrence of the change of control implications. The ordinary shares Mr. Huang received upon the accelerated vesting of the foregoing restricted share units are subject to a lock-up (including a prohibition on pledges or derivative transactions) as well as a claw-back arrangement with us, pending a longer-term solution to the issues surrounding the potential change in control trigger.

The table below summarizes, as of March 15, 2023, the restricted shares we have granted to our directors and executive officers:

Name	Position	Numbers of Restricted Shares	Grant Date
William Wei Huang	Chairman and chief executive officer	*	August 13, 2020, August 2, 2021 and August 1,2022.
Daniel Newman	Chief financial officer	*	August 13, 2020, August 2, 2021 and August 1,2022.
Jamie Gee Choo Khoo	Chief operating officer	*	August 13, 2020, August 2, 2021 and August 1,2022.
Sio Tat Hiang	Vice-chairman	*	March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Satoshi Okada	Director	*	March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Bruno Lopez	Director	*	March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Lee Choong Kwong	Director	*	March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Lim Ah Doo	Independent Director	*	March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Bin Yu	Independent Director	*	March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Zulkifli Baharudin	Independent Director	*	March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021,

Name	Position	Numbers of Restricted Shares	Grant Date
October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Chang Sun	Independent Director	*	March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Judy Qing Ye	Independent Director	*	March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Gary J. Wojtaszek	Director	*	June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Jonathan King	Member of the executive committee	*	March 19, 2020, June 1, 2020, July 1, 2020, October 1, 2020, January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022 and October 3, 2022.
Yilin Chen	Senior vice president, product and service and Southeast Asia business	*	August 13, 2020, August 2, 2021 and August 1, 2022.
Yan Liang	Senior vice president, design, operation and delivery	*	August 13, 2020, August 2, 2021 and August 1, 2022.
Kejing Zhang	Senior vice president, sales	*	August 13, 2020, August 2, 2021 and August 1, 2022.
*	Less than 1% of our outstanding ordinary shares assuming conversion of all restricted shares into ordinary shares.

As of March 15, 2023, individuals other than our directors and executive officers as a group held a total of 25,139,272 restricted shares of our company, subject to various vesting schedules and conditions.

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

Our Articles of Association further provide that for so long as there are Class B ordinary shares outstanding: (i) the Class B shareholders shall be entitled to nominate five of our directors (and such Class B shareholders shall have 20 votes per share with respect to the resolutions approving the appointment or removal of such directors); and (ii) the nominating and corporate governance committee shall nominate one director, which shall satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules including the requirements for audit committee independence. As of and after such time as there ceases to be any Class B ordinary shares outstanding, all of the directors nominated by Class B shareholders shall retire from office at the expiry of their respective terms, and, if re-nominated, be subject to re-election at a subsequent general meeting of shareholders. Prior to such time, if any of the directors nominated by or subject to election by Class B shareholders at 20 votes per share (i) is not elected or (ii) ceases to be a director, then the Class B shareholders may appoint an interim replacement for each such director. Any person so appointed shall hold office until the next general meeting of our shareholders and be subject to re-nomination and re-election at such meeting.

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

Audit Committee

Our audit committee consists of Lim Ah Doo, Bin Yu and Zulkifli Baharudin. Lim Ah Doo is the chairman of our audit committee. All members satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and satisfy the requirements for an “independent director” within the meaning of Nasdaq Stock Market Rules and meet the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act. Our audit committee consists solely of independent directors.

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

D.          Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.           Share Ownership

The following table sets forth information as of March 15, 2023 with respect to the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The percentages are calculated excluding the 57,232,624 Class A ordinary shares that are issued and held by JPMorgan Chase Bank, N.A., as depositary, and reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans.

The total number of ordinary shares outstanding as of March 15, 2023 is 1,524,432,991, comprising 1,468,842,655 Class A ordinary shares (including 57,232,624 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plans) and 55,590,336 Class B ordinary shares, but excludes ordinary shares issuable (i) under our share incentive plans that have not yet been issued, (ii) upon conversion of our convertible senior notes, and (iii) upon conversion of our convertible preferred shares.

Percentage of aggregate voting
power with Class A
and Class B ordinary
	Class A ordinary shares		Class B ordinary shares		shares voting on a
	Number	Percent	Number	Percent	1:20 Basis***	1:1 Basis
Directors and Executive Officers**:
William Wei Huang(1)	30,337,504	2.1%	85,927,840	100.0%	44.6%	5.6%
Daniel Newman	*	*	—	—	*	*
Jamie Gee Choo Khoo	*	*	—	—	*	*
Sio Tat Hiang	*	*	—	—	*	*
Satoshi Okada	*	*	—	—	*	*
Bruno Lopez	*	*	—	—	*	*
Lee Choong Kwong	*	*	—	—	*	*
Lim Ah Doo	*	*	—	—	*	*
Bin Yu	*	*	—	—	*	*
Zulkifli Baharudin	*	*	—	—	*	*
Chang Sun	*	*	—	—	*	*
Gary J. Wojtaszek	*	*	—	—	*	*
Judy Qing Ye	*	*	—	—	*	*
Jonathan King	*	*	—	—	*	*
Yilin Chen	*	*	—	—	*	*
Yan Liang	*	*	—	—	*	*
Kejing Zhang	*	*	—	—	*	*
Directors and Executive Officers as a Group(2)	46,666,743	3.3%	85,927,840	100.0%	44.9%	6.2%

Principal Shareholders:
STT GDC(3)	493,288,484	34.6%	—	—	18.7%	31.8%
GIC(4)	202,939,884	13.0%	—	—	2.1%	3.6%

*        Beneficially owns less than 1% of our outstanding shares.

**     The business address for our directors and executive officers is at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

***   For each person or group included in this column, the percentage of total voting power represents voting power based on all ordinary shares beneficially owned by such person or group. With respect to (i) the election or removal of a simple majority of our directors and (ii) any change to our Articles of Association that would adversely affect the rights of the holders of Class B ordinary shares, at general meetings of our shareholders, each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to 20 votes per share. With respect to any other matters at general meetings of our shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to one vote, voting together as a combined class. Class B ordinary shares are convertible into Class A ordinary shares. The voting power percentages are calculated including the 33,707,864 votes to which the holders of the 150,000 Series A convertible preferred shares are entitled, but excluding ordinary shares issuable upon (x) conversion of our convertible senior notes, (y) the exercise or vesting of share awards granted under our Share Incentive Plans, and the 57,232,624 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon the exercise or vesting of share awards granted under our share incentive plans. The holders of the Series A convertible preferred shares are entitled to a number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is then convertible. Since the 150,000 Series A convertible preferred shares are convertible into 33,707,864 Class A ordinary shares, the affiliates of Ping An Overseas are entitled to 33,707,864 votes on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class.

(1)

The number of ordinary shares beneficially owned is as of March 15, 2023, and consists of 30,337,504 Class A ordinary shares and 55,590,336 Class B ordinary shares, including: (i) 28,000,000 Class B ordinary shares held by EDC Group Limited, (ii) 27,590,336 Class B ordinary shares held by GDS Enterprises Limited, (iii) 3,557,188 ADSs representing 28,457,504 Class A ordinary shares beneficially owned by Mr. Huang, and (iv) 1,880,000 Class A ordinary shares in the form of 235,000 ADSs underlying restricted share units that will vest within 60 days after March 15, 2023 held by Mr. Huang. Such 30,337,504 Class A ordinary shares will convert into 30,337,504 Class B ordinary shares if directly held by Mr. Huang or an entity established or controlled by him. These 30,337,504 Class A ordinary shares are also reflected in Mr. Huang’s beneficial ownership in the adjacent columns under “Class A ordinary shares.” EDC Group Limited is a limited liability company established in the British Virgin Islands wholly owned by Solution Leisure Investment Limited. GDS Enterprises Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is a beneficiary. The registered address of EDC Group Limited and GDS Enterprises Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Mr. Huang informed our company that certain variable pre-paid forward sale contract transactions in respect of 42,457,504 ordinary shares beneficially owned by him, which transactions he originally entered into between May 2020 and June 2022, would expire between March 2023 and December 2023. If Mr. Huang chooses to settle these transactions by transferring ownership of the 42,457,504 ordinary shares to the counterparties, his beneficial ownership interest in our total issued share capital would decrease to below 5%, which would trigger an automatic conversion event, unless the 5% threshold contained in our Articles of Association is reduced or he otherwise acquires beneficial ownership of additional shares to keep his beneficial ownership at or above 5% or such other threshold if so reduced. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If Mr. Huang’s beneficial ownership in our company falls below 5%, our dual-class share structure will terminate and a change of control would be triggered under certain of our material commercial and loan agreements, and our business development, financial condition and future prospects may be materially and adversely affected.”

(2)

Represents ordinary shares beneficially held by all of our directors and executive officers as a group and ordinary shares (in the form of ADS) underlying restricted share units that will vest within 60 days after March 15, 2023 held by all of our directors and executive officers as a group.

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

(4)

The number of ordinary shares beneficially owned is as of January 11, 2023, as reported in the Schedule 13G filed by GIC on January 18, 2023, and represents (i) 52,467,712 Class A ordinary shares, represented by (a) 5,467,924 ADSs and (b) 15,795,968 Class A ordinary shares, and (ii) 150,472,172 Class A ordinary shares, represented by (a) 51,200,000 Class A ordinary shares that GIC has the right to acquire upon conversion of US$170,000,000 principal amount of 0.25% Convertible Senior Notes due 2029 (“2029 Senior Notes”), (b) 97,959,183 Ordinary Shares that GIC has the right to acquire upon conversion of US$300,000,000 principal amount of 4.5% Convertible Senior Notes due 2030 (“2030 Senior Notes”), and (c) 1,312,988 Ordinary Shares. GIC is a company organized under the laws of the Republic of Singapore. The address of the principal business office of GIC is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912. Ceningan Investment Pte. Ltd. (“Ceningan”) shares the power to vote and the power to dispose of 125,159,184 Class A ordinary shares that Ceningan has the right to acquire upon conversion of (i) US$170,000,000 principal amount 2029 Senior Notes; and (ii) US$300,000,000 principal amount 2030 Senior Notes held directly by it with GIC Special Investments Private Limited (“GIC SI”) and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 5,467,924 ADSs, and 15,795,968 Class A ordinary shares, beneficially owned by it. GIC shares power to vote and dispose of 1,312,988 Class A ordinary shares beneficially owned by it with MAS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

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

On January 20, 2023 we completed a private placement of US$580 million in aggregate principal amount of 4.50% convertible senior notes due in 2030 to various private equity funds and institutional investors, including a sovereign wealth fund. The notes will mature on January 31, 2030. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$1,000 principal amount of converted notes, a number of ADSs or Class A ordinary shares calculated pursuant to the then effective conversion rate. The notes may be converted at an initial conversion rate of 40.8163 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$24.50 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Transactions with Our Shareholders

One of our subsidiaries, GDS IDC Services Pte. Ltd., or GDS Singapore, entered into a master service agreement with STT Singapore DC Pte. Ltd., STT DEFU 2 Pte. Ltd. and cloud service providers, pursuant to which GDS Singapore will provide billing and payment collection services as well as other coordination and administration services. During the year ended December 31, 2020, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million and RMB0.5 million, respectively. During the year ended December 31, 2021, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.5 million and RMB0.5 million, respectively. During the year ended December 31, 2022, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million (US$0.1 million) and RMB0.5 million (US$0.1 million), respectively.

Transactions with Our Associate

On September 2, 2022, we subscribed convertible bonds of US$400 thousand issued by OnePro Cloud Inc, the entity over which we have significant influence. The convertible bond has a term of 12 months with interest rate of 8% per annum and is convertible into Series A Preferred Shares of OnePro Cloud Inc. at the option of holders under certain conditions.

Contractual Arrangements with Affiliated Consolidated Entities and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.”

Securities Issuances

The following is a summary of our securities issuances since January 1, 2020.

Ordinary Shares

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

On January 20, 2023 we completed a private placement of US$580 million in aggregate principal amount of 4.50% convertible senior notes due in 2030 to various private equity funds and institutional investors, including a sovereign wealth fund. The notes will mature on January 31, 2030. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$1,000 principal amount of converted notes, a number of ADSs or Class A ordinary shares calculated pursuant to the then effective conversion rate. The notes may be converted at an initial conversion rate of 40.8163 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$24.50 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

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

D.           Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Foreign Currency Exchange and Dividend Distribution.”

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2020, 2021 and 2022. GDS Holdings was subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2020, 2021 and 2022.

Our principal register of members is maintained by our Principal Share Registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.

Dealings in our Class A ordinary shares registered on our Hong Kong share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.13% of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, regulations, rulings and judicial decisions thereunder as of the date hereof, and the current income tax treaty between the United States and the PRC, or the Treaty. Such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions (other than certain pro rata distributions of our shares) on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq. United States Treasury Department guidance indicates that our ADSs are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “—Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will be eligible for the reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. Consequently, there can be no assurance that our ADSs will continue to be eligible for the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see “—People’s Republic of China Taxation” above), we may be eligible for the benefits of the Treaty. In that case, dividends we pay on our Class A ordinary shares would be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the United States, and whether or not the shares are represented by ADSs. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. See “—People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, recently issued Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. In addition, if you are eligible for Treaty benefits, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding any applicable Treaty rate. Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ended December 31, 2022 and we do not expect to be a PFIC for our taxable year ending December 31, 2023 or in future taxable years, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules. For United States federal income tax purposes, we consider ourselves to own the stock of the VIEs. If it is determined, contrary to our view, that we do not own the stock of the VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), that would alter the composition of our income and assets for purposes of testing our PFIC status, and may cause us to be treated as a PFIC.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares (net of any Hong Kong stamp duty imposed on such proceeds) and your adjusted basis in the ADSs or Class A ordinary shares (which should similarly take into account any Hong Kong stamp duty paid in connection with the acquisition of the ADSs or Class A ordinary shares), both as determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). However, pursuant to the Foreign Tax Credit Regulations, if you do not elect to treat any gain as PRC source gain under the Treaty, any PRC tax imposed on such gain would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our Class A ordinary shares or ADSs, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

Singapore Taxation

Corporate Income tax

The tax residency of a company in Singapore is determined by where its control and management of its business decisions are made, typically the location of where a company’s board of directors’ meetings are made.

Singapore tax resident corporate taxpayers are taxed on income earned in Singapore or received in Singapore from foreign sources, unless exempted. Non-Singapore tax resident corporate taxpayers are only taxed on income earned in Singapore. The foreign-sourced income may be exempt from tax in Singapore if certain conditions are met or, if the foreign-sourced income is not tax exempt, foreign tax credit (“FTC”) can be claimed.

The prevailing corporate income tax rate in Singapore is 17.0% with the first S$200,000 of chargeable income of a company being partially exempt from tax using a tiered chargeable income system. New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption for each of the company’s first three (3) years of assessment under the same tiered chargeable income system.

Dividend Distributions

Singapore has a single tier corporate tax system, where the tax paid by a resident company on its profits is a final tax. Dividends paid to shareholders are exempt from Singapore income tax and there is no withholding tax on the dividend payments for both resident and non-resident shareholders. Foreign shareholders should consult their tax advisors to consider the tax laws and double taxation agreements of their respective countries of residence.

Capital Gains Tax

Singapore currently does not impose tax on capital gains. However, gains arising from the disposal of our ordinary shares may be taxable if such gains are considered revenue in nature or, pursuant to Section 10(1)(g) of the Singapore Income Tax Act (“SITA”), such gains constitute any form of gain or profits of any income nature.

Any gains from the disposal of our ordinary shares, if regarded as capital gains, are not taxable in Singapore unless the seller is regarded as having derived gains of an income nature in Singapore.

Section 13W of the SITA exempts gains derived by a divesting company from the disposal of ordinary shares during a continuous period of at least 24 months ending on the date immediately prior to the date of disposal of such shares, provided certain conditions are met. However, the exemption does not apply in certain scenarios, such as the disposal of shares by an insurer company or a partnership, limited partnership, or limited liability partnership with a company as a partner.

Shareholders who have adopted, or who are required to adopt, the Singapore Financial Reporting Standards (International) (“SFRS (I)”) 9 (Financial Instruments) which replaces the existing SFRS (I) 1-39 (Financial Instruments – Recognition and Measurement) for accounting purposes may be required to recognise gains or losses in accordance with the provisions of SFRS (I) 9 regardless of any disposal of our ordinary shares being made. If so, the gain or loss on the ordinary shares may be taxed or allowed as a deduction for Singapore income tax purposes notwithstanding being unrealised.

Shareholders are advised to consult their accounting and tax advisers on the Singapore tax consequences on their subscription, purchase, holding and disposal of our ordinary shares.

Malaysia Taxation

Laws and Regulations relating to Inland Revenue

In Malaysia, the tax regime is primarily governed under the Income Tax Act 1967 (“ITA”).

Income accruing in or derived from Malaysia received by a resident company is subject to Malaysian income tax. This applies to chargeable income accruing in or derived from Malaysia from business profits, dividends, interests, rents, royalties, premiums and other income.

Foreign income derived from sources outside Malaysia and received in Malaysia by a resident company is exempted from Malaysian income tax unless it is carrying on the business of banking, insurance or air and sea transport undertakings which is taxed on its worldwide income regardless of whether the income is received in Malaysia.

Section 8 of the ITA provides that a company is resident in Malaysia for a particular year if at any time during that year the management and control of its business or of any one of its business is exercised in Malaysia. Generally, a company is considered resident in Malaysia if the meetings of its board of directors are held in Malaysia.

Tax Issues

Corporate Income Tax

Currently, the corporate income tax rate is 24% on every ringgit of the chargeable income.

However, a small and medium enterprise, i.e. a resident company incorporated in Malaysia which has a paid up capital in respect of ordinary shares of RM2.5 Million or less at the beginning of the basis period for a Year of Assessment (“YA”) and having gross business income of not more than RM50 Million for the basis period for a YA, subject to certain qualifications under the ITA, is taxed at the rate of 17% on the first RM600,000 of the chargeable income of the company, and 24% for every ringgit exceeding RM600,000 for YA 2022.

Withholding Tax

Certain payments to non-resident individual or company (known as the payee) may be subject to withholding tax. The rate of withholding tax, which may vary depending on the type of payment involved, the provisions in the ITA, and the relevant tax treaty, must be deducted from payments to non-resident persons and paid to the Inland Revenue Board of Malaysia (“IRBM”) within one (1) month of paying or crediting the amount to the payee.

Service Tax

Service tax is a consumption tax levied and charged on:

(a)	any taxable service (including digital services) provided in Malaysia by a registered person in carrying on his/its business;
(b)	any imported taxable services acquired by any person who carries on business in Malaysia; and
(c)	any digital services provided by a foreign registered person to a Malaysian consumer.

The rate of service tax shall be charged at the rate of 6%. In the case of provision of services for information technology, the value of the taxable service for the imposition of service tax is the actual price of services charged to the customers. Service tax shall be charged at the point of services are rendered.

Indonesia Taxation

Corporate income tax

Based on Law No. 7 of 1983 on Income Tax as last amended by Government Regulation No. 2 of 2022 on Job Creation (“Income Tax Law”), a corporation is considered as a tax resident if it is established or domiciled in Indonesia. A non-resident corporation conducting business activities in Indonesia through a permanent establishment would be subject to similar tax obligations of a resident corporation.

Resident corporations are generally subject to corporate income tax at a flat rate of 22% of its taxable profits. However, there are exceptions from this rate, such as:

●	Qualified resident corporations that are listed at the Indonesian Stock Exchange are entitled to a reduced corporate income tax rate by 3%; therefore, the effective corporate income tax rate is 19%.
●	Small-scale resident corporations with annual gross turnover up to IDR 50 billion are entitled to 50% corporate income tax rate reduction (therefore, their effective corporate income tax rate would be 11%) which is imposed proportionally on the taxable profits on the part of gross turnover up to IDR 4.8 billion.
●	Certain resident corporations with annual gross turnover up to IDR 4.8 billion are subject to final income tax at 0.5% of its gross turnover.

Withholding tax

Based on the Income Tax Law and its implementing regulations, resident corporations are automatically appointed as withholding tax agents.

Different withholding tax rates would apply to different type of the income (e.g., employment income, dividends, lease) or different type of income recipients (i.e., a resident or non-resident, and an individual or corporation).

The general rate of withholding tax applied to a non-resident income recipient is 20% of the gross amount. However, this rate may be reduced or even exempted if the income recipient is entitled to the benefits of the tax treaty that Indonesia has with the country where the income recipient is a tax resident. To be entitled to the tax treaty benefits, the non-resident income recipient must meet all the requirements under the Indonesian domestic tax regulation on tax treaty application, including to provide a standardized certificate of domiciled required by the tax authority which is called Form DGT.

Value-added tax

Based on Law No. 8 of 1983 on Value-Added Tax (“VAT”) and Luxury-Goods Sales Tax (“LGST”) as last amended by Government Regulation No. 2 of 2022 on Job Creation (“VAT Law”), resident corporations that deliver VAT-able goods or render VAT-able services with gross turnover of more than IDR 4.8 billion annually must register themselves as VAT-able entrepreneurs.

VAT-able entrepreneurs must impose VAT (and any applicable LGST) on each of their VAT-able deliveries and issue a VAT invoice to the buyer, and then report it to the tax authority via a tax return monthly. In general, VAT-able entrepreneurs may claim the VAT that they pay on their purchases as tax credits against the VAT that they impose on their sales.

The general VAT rate is 11% (and will be 12% at the latest starting from 1 January 2025). For the export of VAT-able goods and certain VAT-able services, the VAT rate is 0%.

Other taxes

In addition to the above, resident corporations may also have other tax obligations, such as land and buildings tax, duty on the acquisition of land rights and buildings, import duties, excise, and stamp duties.

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

J.Annual Report to Security Holders

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

Foreign Exchange Risk

Almost all of our revenue and substantially all of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars. To a lesser extent, the value of your investment in our ADSs may also be affected by the exchange rate between the U.S. dollar and certain other foreign currencies used in our operations, namely, the Hong Kong dollar, Macanese pataca, the Singapore dollar, Malaysian ringgit and Indonesian rupiah, because the values of some of our business operations are effectively denominated in these currencies, while our ADSs are traded in U.S. dollars.

In particular, the conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. While the RMB appreciated approximately 6.3% and 2.3%, respectively, against the U.S. dollar in 2020 and 2021, the RMB depreciated approximately 8.2% against the U.S. dollar in 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

To the extent that we need to convert U.S. dollars for our operations into Renminbi, Hong Kong dollars, Macanese patacas, Singapore dollars, Malaysian ringgit or Indonesian rupiah, the appreciation of such foreign currencies against the U.S. dollar would have an adverse effect on the foreign currency amount we receive from the conversion. Conversely, if we decide to convert Renminbi, Hong Kong dollars, Macanese patacas, Singapore dollars, Malaysian ringgit or Indonesian rupiah into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against such foreign currencies would have a negative effect on the U.S. dollar amounts available to us.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China was 2.5%, 0.9% and 2.0% in 2020, 2021 and 2022, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

In 2022, we did not receive any payments from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

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

None of these events occurred in any of the years ended December 31, 2020, 2021 and 2022.

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

As of December 31, 2022, we had used the remainder of the net proceeds received from our secondary listing on the Hong Kong Stock Exchange and public offering in November 2020. This portion consisted of US$0.4 billion for the development and acquisition of new data centers as well as general corporate purposes.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2022, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, for the years indicated.

	For the Year Ended
	December 31,
	2021	2022

	(In thousands of US dollars)
Audit Fees(1)	2,400	2,595
Audit-related Fees(2)	—	—
Tax Fees(3)	203	323
All Other Fees(4)	—	—
Total	2,603	2,918
(1)

“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual financial statements, interim reviews in connection with securities offering, statutory audits and review of documents filed with the SEC and other statutory and regulatory filings.

(2)

“Audit-related Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for the assurance and related services rendered by our auditor that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

(3)	“Tax Fees” represents the aggregate fees billed for each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees for services rendered by our auditor other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) Please see the Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 15.3 to this annual report.

(b) For the fiscal year ended December 31, 2021, KPMG Huazhen LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On May 26, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, KPMG Huazhen LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

Our company is incorporated in the Cayman Islands. The VIEs and other operating entities being consolidated in our financial statements, or the consolidated foreign operating entities, are incorporated or otherwise organized in the PRC.

To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our company or any of the consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to KPMG Huazhen LLP) has a controlling financial interest with respect to our company or any of the consolidated foreign operating entities.

No member of the board of directors of our company or any of the consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither our memorandum nor our Articles of Association nor the articles of incorporation (or equivalent organizing document) of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J.    INSIDER TRADING POLICIES

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

4.30

GDS Holdings Limited 2016 Equity Incentive Plan (as amended on August 6, 2020) (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-37925), initially filed with the SEC on April 12, 2021).

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

4.71

Investor Rights Agreement, dated June 26, 2020, by and among the Registrant, Gaoling Fund, L.P. and YHG Investment, L.P. (incorporated by reference to Exhibit 4.12 to our Registration Statement on Form F-3 (File No. 333-252680), initially filed with the SEC on February 3, 2021).

4.72

Investor Rights Agreement, dated June 26, 2020, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 4.13 to our Registration Statement on Form F-3 (File No. 333-252680), initially filed with the SEC on February 3, 2021).

4.73

Amendment No. 1 to Investor Rights Agreement, dated August 4, 2020, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.2 to the Amendment No. 10 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the SEC on August 6, 2020).

Exhibit Number	Description of Exhibit

4.74††

Share Purchase Agreement by and between Beijing Yize Data Science & Technology Co., Ltd, Shanghai Rongyu Investment Management Center (Limited Partnership), Shuntou (Tianjin) Technology Development Partnership (Limited Partnership), Tianjin Rongxin Business Management Partnership (Limited Partnership), Tibet Lingyu Venture Capital Management Co., Ltd, Zhongyunxin Science & Technology Co., Ltd, Beijing Zhongyunxin Shunyi Data Science & Technology Co., Ltd and Tianjin Zhongyunxin Data Co., Ltd, dated February 26, 2021 (incorporated by reference to Exhibit 4.78 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-37925), initially filed with the SEC on April 12, 2021).

4.75††

Share Purchase Agreement by and between Beijing Wanguo Chang’an Science & Technology Co., Ltd, Shanghai Rongyu Investment Management Center (Limited Partnership), Shuntou (Tianjin) Technology Development Partnership (Limited Partnership), Tianjin Rongxin Business Management Partnership (Limited Partnership), Tibet Lingyu Venture Capital Management Co., Ltd, Shaoyan Gao and Tianjin Zhongyunxin Science & Technology Co., Ltd, dated February 26, 2021 (incorporated by reference to Exhibit 4.79 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-37925), initially filed with the SEC on April 12, 2021).

4.76

Amendment No. 2 to Investor Rights Agreement, dated February 20, 2022, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022).

4.77

Convertible Note Purchase Agreement, dated February 21, 2022, among the Registrant, SCC Infrastructure I 2021-A (BVI), L.P., SCC Infrastructure I Holdco A, Ltd., Reco Millennium Pte Ltd and Ceningan Investment Pte Ltd, relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$520 million (incorporated by reference to Exhibit 4.2 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022).

4.78

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

4.79

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

4.80

Form of Convertible Note Instrument between the Registrant and STT GDC Pte. Ltd., relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$100 million (incorporated by reference to Exhibit 4.5 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022).

4.81

Note Purchase Agreement, dated January 11, 2023, among the Registrant and the Persons Listed in Schedule I, relating to the issuance of the Registrant’s 4.50% Convertible Senior Notes due 2030 in the aggregate principal amount of US$580 million (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K for January 2023 (File No. 001-37925), initially filed with the SEC on January 31, 2023).

4.82

Indenture, dated January 20, 2023, between the Registrant and The Bank of New York Mellon, London Branch as Trustee, relating to the issuance of Registrant’s 4.50% Convertible Senior Notes due 2030 in the aggregate principal amount of US$580 million (incorporated by reference to Exhibit 4.2 to our Current Report on Form 6-K for January 2023 (File No. 001-37925), initially filed with the SEC on January 31, 2023).

*4.83	Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, between Zhang Kejing nd GDS (Shanghai) Investment Co., Ltd. (English Translation).

Exhibit Number	Description of Exhibit

*4.84

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Zhang Kejing (English Translation).

*4.85

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, among Zhang Kejing, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*4.86	Loan Agreement, dated August 1, 2022, among Zhang Kejing, Chen Liang and GDS (Shanghai) Investment Co., Ltd. (English Translation).

*8.1	List of Subsidiaries of the Registrant

11.1**	Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

***13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

***13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King & Wood Mallesons

***15.3	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F

*101.INS	XBRL Instance Document.

*101.SCH	XBRL Taxonomy Extension Schema Document.

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*       Filed herewith.

**     Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-213951), which was initially filed with the SEC on October 4, 2016.

***	Furnished herewith.

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
Date: April 4, 2023

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

GDS Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (“the Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Realizability of deferred tax assets associated with the Company’s net operating losses carry forwards

As discussed in Note 2(y) and Note 21 to the consolidated financial statements, the Company’s deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB993,062 thousand and RMB922,240 thousand, respectively, as of December 31, 2022. The Company evaluated the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized. The evaluation was based on the Company’s estimates of the future taxable income. The future taxable income incorporates the Company’s best estimate of utilization rates of relevant data centers based on historical actual utilization rates and the Company’s business plans for those data centers which were approved by the board of directors.

We identified the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards as a critical audit matter. A high degree of auditor judgment was required in assessing the utilization rates of certain data centers used to evaluate the future taxable income.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to the Company’s deferred tax assets valuation allowance assessment process. This included the control related to the determination of the utilization rates. We evaluated the utilization rates of certain data centers used in the development of the forecast of future taxable income, by comparing the utilization rates of such data centers to the historical actual utilization rates and the Company’s business plans for those data centers which were approved by the board of directors. We performed sensitivity analysis over the utilization rates used to determine the amount and the timing of forecasted taxable income to assess the impact of changes in utilization rates on the Company’s realizability assessment.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China

April 4, 2023

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2021	2022
Assets
Current assets
Cash	3	9,968,109	8,608,131
Restricted cash	3	2,014,304	158,075
Accounts receivable, net of allowance for doubtful accounts	4	1,732,686	2,406,025
Value-added-tax (“VAT”) recoverable		229,090	164,743
Prepaid expenses		202,744	186,807
Other current assets		316,942	427,295
Total current assets		14,463,875	11,951,076

Property and equipment, net	5	40,623,503	46,916,628
Intangible assets, net	6	1,282,636	1,047,709
Prepaid land use rights, net	7	634,953	23,002
Operating lease right-of-use assets	12	4,030,205	5,633,946
Goodwill	8	7,076,505	7,076,505
Deferred tax assets	21	186,496	228,999
Restricted cash	3	43,954	115,860
VAT recoverable		2,218,944	1,155,586
Other non-current assets		1,071,372	664,643
Total assets		71,632,443	74,813,954

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB233,326 and RMB83,502 as of December 31, 2021 and 2022, respectively)	9	5,948,013	3,623,967
Convertible bonds payable, current	10	—	2,083,829
Accounts payable (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB430,518 and RMB493,332 as of December 31, 2021 and 2022, respectively)	11	3,901,799	3,092,884
Accrued expenses and other payables (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB223,563 and RMB235,388 as of December 31, 2021 and 2022, respectively)	11	2,679,555	1,016,961
Deferred revenue (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB87,364 and RMB151,050 as of December 31, 2021 and 2022, respectively)	4	90,992	156,130
Operating lease liabilities, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB40,371 and RMB41,898 as of December 31, 2021 and 2022, respectively)	12	145,739	175,749
Finance lease and other financing obligations, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB28,161 and RMB33,398 as of December 31, 2021 and 2022, respectively)	12	699,145	453,855
Total current liabilities		13,465,243	10,603,375

Long-term borrowings, excluding current portion (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB13,733 and RMB10,231 as of December 31, 2021 and 2022, respectively)	9	18,284,514	23,518,058
Convertible bonds payable	10	1,895,846	4,294,985
Operating lease liabilities, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB172,458 and RMB134,684 as of December 31, 2021 and 2022, respectively)	12	1,883,560	1,617,986
Finance lease and other financing obligations, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB965,356 and RMB931,580 as of December 31, 2021 and 2022, respectively)	12	8,933,540	8,916,266
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB76,460 and RMB69,831 as of December 31, 2021 and 2022, respectively)	21	734,278	1,410,376
Other long-term liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB66,379 and RMB52,222 as of December 31, 2021 and 2022, respectively)	13	539,300	268,253
Total liabilities		45,736,281	50,629,299

Mezzanine Equity
Redeemable preferred shares (US $0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2021 and 2022; Redemption value of RMB958,480 and RMB1,047,012 as of December 31, 2021 and 2022, respectively; Liquidation preference of RMB1,269,027 and RMB1,047,012 as of December 31, 2021 and 2022, respectively)	14	958,480	1,047,012
Redeemable non-controlling interests	15	404,673	—
Total mezzanine equity		1,363,153	1,047,012

GDS Holdings Limited Shareholders’ Equity
Ordinary shares (US $0.00005 par value; 2,002,000,000 authorized; 1,427,590,059 and 1,456,842,655 Class A ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2021 and 2022)	18	507	516
Additional paid-in capital		28,983,330	29,048,598
Accumulated other comprehensive loss		(599,186)	(848,360)
Accumulated deficit		(3,910,815)	(5,179,705)
Total GDS Holdings Limited shareholders’ equity		24,473,836	23,021,049
Non-controlling interests		59,173	116,594
Total equity		24,533,009	23,137,643
Commitments and contingencies	26

Total liabilities, mezzanine equity and equity		71,632,443	74,813,954

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2020	2021	2022

Net revenue	20	5,738,972	7,818,681	9,325,631
Cost of revenue		(4,188,521)	(6,039,252)	(7,389,774)
Gross profit		1,550,451	1,779,429	1,935,857

Operating expenses
Selling and marketing expenses		(134,937)	(148,614)	(150,433)
General and administrative expenses		(702,524)	(1,021,950)	(1,185,080)
Research and development expenses		(40,049)	(39,343)	(35,806)
Impairment loss of long-lived assets	2(o)	—	—	(12,759)
Income from operations		672,941	569,522	551,779

Other income (expenses):
Interest income		29,011	50,445	42,460
Interest expenses	2(w)	(1,316,506)	(1,654,737)	(1,887,887)
Foreign currency exchange (loss) gain, net		(21,038)	(7,644)	1,272
Government grants		27,050	88,209	95,581
Gain from purchase price adjustment	8	55,154	7,010	205,000
Others, net		4,952	(1,557)	1,912
Loss before income taxes		(548,436)	(948,752)	(989,883)

Income tax expenses	21	(120,778)	(242,461)	(276,235)
Net loss		(669,214)	(1,191,213)	(1,266,118)

Net loss (income) attributable to non-controlling interests		—	1,403	(3,427)
Net loss attributable to redeemable non-controlling interests	15	2,807	2,592	655
Net loss attributable to GDS Holdings Limited shareholders		(666,407)	(1,187,218)	(1,268,890)

Accretion to redemption value of redeemable non-controlling interests	15	(18,627)	(77,644)	(10,801)
Adjustment to the redemption value of redeemable non-controlling interests	15	—	—	(178,982)
Net loss available to GDS Holdings Limited shareholders		(685,034)	(1,264,862)	(1,458,673)

Cumulative dividend on redeemable preferred shares	14	(52,709)	(49,073)	(51,212)
Net loss available to GDS Holdings Limited ordinary shareholders		(737,743)	(1,313,935)	(1,509,885)

Loss per Class A and Class B ordinary share
Basic and diluted	23	(0.59)	(0.90)	(1.03)

Weighted average number of ordinary share outstanding
Basic and diluted	23	1,253,559,523	1,452,906,722	1,464,447,843

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2020	2021	2022

Net loss	(669,214)	(1,191,213)	(1,266,118)
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(386,951)	(159,714)	(247,509)
Comprehensive loss	(1,056,165)	(1,350,927)	(1,513,627)
Comprehensive loss (income) attributable to non-controlling interests	—	1,566	(5,092)
Comprehensive loss attributable to redeemable non-controlling interests	2,807	2,592	655
Comprehensive loss attributable to GDS Holdings Limited shareholders	(1,053,358)	(1,346,769)	(1,518,064)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

					Accumulated		Total GDS
				Additional	other		Holdings Limited	Non-
		Ordinary Shares		paid-in	comprehensive	Accumulated	shareholders’	controlling	Total
	Note	Number	Amount	capital	(loss)/income	deficit	equity	interests	equity

Balance at January 1, 2020		1,216,432,715	412	12,403,043	(52,684)	(2,057,190)	10,293,581	—	10,293,581

Loss for the year (Note i)		—	—	—	—	(666,407)	(666,407)	—	(666,407)
Other comprehensive loss		—	—	—	(386,951)	—	(386,951)	—	(386,951)
Total comprehensive loss		—	—	—	(386,951)	(666,407)	(1,053,358)	—	(1,053,358)

Issuance of ordinary shares	18	246,153,848	84	15,974,433	—	—	15,974,517	—	15,974,517
Shares issued to depository bank	23	32,592,288	11	(11)	—	—	—	—	—
Conversion of convertible bonds	10	1,544	—	65	—	—	65	—	65
Accretion to redemption value of redeemable non-controlling interests	15	—	—	(18,627)	—	—	(18,627)	—	(18,627)
Redeemable preferred shares dividends	14	—	—	(52,709)	—	—	(52,709)	—	(52,709)
Share-based compensation	19	—	—	333,686	—	—	333,686	—	333,686
Exercise of share options	19	14,222,096	—	78,748	—	—	78,748	—	78,748
Vesting of restricted shares	19	12,494,104	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	190,536	—	10,089	—	—	10,089	—	10,089
Settlement of share options and restricted share awards with shares held by depository bank		(26,906,736)	—	—	—	—	—	—	—
Balance at December 31, 2020 and January 1, 2021		1,495,180,395	507	28,728,717	(439,635)	(2,723,597)	25,565,992	—	25,565,992

Loss for the year (Note ii)		—	—	—	—	(1,187,218)	(1,187,218)	(1,403)	(1,188,621)
Other comprehensive loss		—	—	—	(159,551)	—	(159,551)	(163)	(159,714)
Total comprehensive loss		—	—	—	(159,551)	(1,187,218)	(1,346,769)	(1,566)	(1,348,335)

Accretion to redemption value of redeemable non-controlling interests	15	—	—	(77,644)	—	—	(77,644)	—	(77,644)
Redeemable preferred shares dividends	14	—	—	(49,073)	—	—	(49,073)	—	(49,073)
Acquisition of subsidiaries	8	—	—	—	—	—	—	56,519	56,519
Capital contribution from non-controlling interests		—	—	—	—	—	—	17,147	17,147
Acquisition of non-controlling interests		—	—	(25,267)	—	—	(25,267)	(39,846)	(65,113)
Sales of non-controlling interest of a subsidiary while retaining control		—	—	2,093	—	—	2,093	26,919	29,012
Share-based compensation	19	—	—	391,275	—	—	391,275	—	391,275
Exercise of share options	19	407,000	—	2,082	—	—	2,082	—	2,082
Vesting of restricted shares	19	12,453,824	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	178,280	—	11,147	—	—	11,147	—	11,147
Settlement of share options and restricted share awards with shares held by depository bank		(13,039,104)	—	—	—	—	—	—	—
									-
Balance at December 31, 2021 and January 1, 2022		1,495,180,395	507	28,983,330	(599,186)	(3,910,815)	24,473,836	59,173	24,533,009

Loss for the year (Note iii)		—	—	—	—	(1,268,890)	(1,268,890)	3,427	(1,265,463)
Other comprehensive loss		—	—	—	(249,174)	—	(249,174)	1,665	(247,509)
Total comprehensive loss		—	—	—	(249,174)	(1,268,890)	(1,518,064)	5,092	(1,512,972)

Shares issued to depository bank	23	29,252,600	9	(9)	—	—	—	—	—
Accretion to redemption value of redeemable non-controlling interests	15	—	—	(10,801)	—	—	(10,801)	—	(10,801)
Adjustment to the redemption value of redeemable non-controlling interests	15	—	—	(178,982)	—	—	(178,982)	—	(178,982)
Redeemable preferred shares dividends	14	—	—	(51,212)	—	—	(51,212)	—	(51,212)
Capital contribution from non-controlling interests		—	—	—	—	—	—	10,362	10,362
Sales of non-controlling interest of a subsidiary while retaining control		—	—	1,738	—	—	1,738	41,967	43,705
Share-based compensation	19	—	—	290,815	—	—	290,815	—	290,815
Vesting of restricted shares	19	4,555,720	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	460,272	—	13,719	—	—	13,719	—	13,719
Settlement of restricted share awards with shares held by depository bank		(5,015,992)	—	—	—	—	—	—	—
Other		(4)	—	—	—	—	—	—	—
Balance at December 31, 2022		1,524,432,991	516	29,048,598	(848,360)	(5,179,705)	23,021,049	116,594	23,137,643

Note i:Exclude net loss attributable to redeemable non-controlling interests of RMB2,807 for the year ended December 31, 2020.

Note ii:Exclude net loss attributable to redeemable non-controlling interests of RMB2,592 for the year ended December 31, 2021.

Note iii: Exclude net loss attributable to redeemable non-controlling interests of RMB655 for the year ended December 31, 2022.

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2020	2021	2022

Cash flows from operating activities:
Net loss		(669,214)	(1,191,213)	(1,266,118)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of debt issuance and commitment cost and debt discount		160,699	200,069	154,916
Depreciation and amortization		1,638,474	2,616,898	3,189,074
Operating lease cost relating to prepaid land use rights		20,412	40,422	101,848
Net gain on disposal of property and equipment		(256)	(1,763)	(15,025)
Share-based compensation expenses	19	333,686	391,275	290,815
Impairment loss of long-lived assets	2(o)	—	—	12,759
Gain from purchase price adjustment		(55,154)	(7,010)	(205,000)
Loss from equity method investment		3,375	968	9,934
Allowance for doubtful accounts	4	2,037	10,070	9,930
Deferred tax benefit	21	(89,739)	(48,463)	(99,153)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable		(465,189)	(37,992)	(678,834)
VAT recoverable		(463,630)	(631,562)	1,182,515
Prepaid expenses		(53,933)	(35,192)	18,284
Other current assets		65,756	(55,452)	3,859
Other non-current assets		(72,099)	(53,702)	2,981
Accounts payable		119,163	35,496	189,714
Accrued expenses and other payables		(139,891)	(121,828)	(123,513)
Deferred revenue		6,285	24,470	49,557
Other long-term liabilities		9,015	15,190	2,374
Operating leases		(28,910)	50,682	27,150

Net cash provided by operating activities		320,887	1,201,363	2,858,067

Cash flows from investing activities:
Payments for purchase of property and equipment and land use rights		(8,037,002)	(9,700,536)	(7,847,305)
Cash acquired from the business combinations	8	4,801	57,236	—
Cash paid for the business combinations	8	(1,172,518)	(3,451,941)	(1,196,758)
Cash paid for the asset acquisitions	8	(180,910)	(179,770)	(2,287,199)
Cash paid for equity investments		(4,500)	(3,000)	(3,400)
(Deposits and prepayments) refund of deposits for potential acquisitions		(4,300)	(435,804)	19,000
Receipts from collection of loans		—	20,866	—
Payments for purchase of debt securities		—	—	(2,840)
Proceeds from sale of property and equipment		16,422	1,411	43,618

Net cash used in investing activities		(9,378,007)	(13,691,538)	(11,274,884)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2020	2021	2022

Cash flows from financing activities:
Proceeds from short-term borrowings		1,156,215	3,775,353	4,876,691
Proceeds from long-term borrowings		6,939,140	12,409,833	7,012,465
Repayment of short-term borrowings		(438,925)	(902,659)	(8,237,650)
Repayment of long-term borrowings		(4,187,184)	(5,177,495)	(1,347,740)
Payment of issuance cost and commitment cost of debts		(158,480)	(150,008)	(109,419)
Proceeds from exercise of stock options		78,748	2,082	—
Net proceeds from issuance of ordinary shares	18	15,974,517	—	—
Proceeds from issuance of convertible bonds	10	—	—	3,917,036
Payment of redeemable preferred shares dividends	14	(65,489)	(49,221)	(51,578)
Capital contribution from non-controlling shareholders	15	105,000	225,948	—
Proceeds from sales of non-controlling interests of subsidiaries while retaining control		—	—	69,828
Payment under finance leases and other financing obligations	12	(198,234)	(265,481)	(1,138,542)
Proceeds from other financing arrangements	12	1,079,370	50,312	845,319
Payment for purchase of property and equipment through vendor financing		(92,299)	(808,200)	(105,916)
Payment of contingent consideration for the acquisition of subsidiaries	8	(48,718)	(926,196)	(280,375)
Payment for acquisition of non-controlling interests		—	(65,113)	(593,801)

Net cash provided by financing activities		20,143,661	8,119,155	4,856,318

Effect of exchange rate changes on cash and restricted cash		(566,874)	(95,542)	416,198

Net increase (decrease) in cash and restricted cash		10,519,667	(4,466,562)	(3,144,301)
Cash and restricted cash at beginning of year		5,973,262	16,492,929	12,026,367

Cash and restricted cash at end of year		16,492,929	12,026,367	8,882,066

Supplemental disclosures of cash flow information
Interest paid		1,113,443	1,538,974	1,803,013
Income tax paid		211,612	252,071	343,349
Supplemental disclosures of non-cash investing and financing activities
Non-cash effect of acquisitions of subsidiaries		718,546	2,044,575	7,644
Settlement of liability-classified restricted share award	19	10,089	11,147	13,719
Conversion of convertible bonds	10	65	—	—
Other receivable contributed by non-controlling shareholders as capital contribution		—	—	10,362

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

(a)  Description of business

GDS Holdings Limited (the “Parent” or “GDS Holdings”) was incorporated in the Cayman Islands on December 1, 2006. GDS Holdings and its consolidated subsidiaries and consolidated variable interest entities (collectively referred to as “the Company”) are principally engaged in providing colocation, managed hosting and managed cloud services in the People’s Republic of China (the “PRC” excluding Taiwan, the Hong Kong Special Administrative Region (the “Hong Kong SAR”) and the Macau Special Administrative Region (the “Macau SAR”) for the purposes of these consolidated financial statements only), Hong Kong SAR, Singapore, Malaysia and Indonesia and serves customers who primarily are cloud service provider, large internet, financial institution and enterprise customers.

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

Shareholder Voting Rights Proxy Agreements. Pursuant to the shareholder voting rights proxy agreements, each of GDS Beijing, GDS Shanghai, Management HoldCo and each of its shareholders has irrevocably appointed the PRC citizen(s) as designated by GDS Investment Company to act as GDS Beijing’s, GDS Shanghai’s, Management HoldCo’s and GDS Beijing’s, GDS Shanghai’s, Management HoldCo’s shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Management HoldCo, GDS Beijing, GDS Beijing’s subsidiaries, GDS Shanghai and GDS Shanghai’s subsidiaries requiring shareholder approval, and appointing directors and executive officers. GDS Investment Company is also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of GDS Beijing, GDS Shanghai, Management HoldCo and its shareholders with prior notice to Management HoldCo or its such shareholders. Each shareholder voting rights proxy agreement will remain in force for so long as Management HoldCo remains a shareholder of GDS Beijing or GDS Shanghai and the shareholder remains a shareholder of Management HoldCo, as applicable.

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

	As of December 31,
	2021	2022
Assets
Current assets
Cash	1,338,525	2,326,332
Accounts receivable, net of allowance for doubtful accounts	1,677,171	2,371,362
VAT recoverable	138,304	79,163
Prepaid expenses	90,848	76,557
Other current assets	99,231	126,385
Total current assets	3,344,079	4,979,799

Property and equipment, net	2,671,567	2,441,858
Intangible assets, net	175,004	124,691
Operating lease right-of-use assets	204,825	186,795
Deferred tax assets	32,949	38,348
Restricted cash	—	32,621
VAT recoverable	111,982	26,087
Other non-current assets	153,696	148,787
Total assets	6,694,102	7,978,986

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	426,000	258,200
Accounts payable	430,518	493,332
Accrued expenses and other payables	223,563	235,388
Deferred revenue	87,364	151,050
Operating lease liabilities, current	40,371	41,898
Finance lease and other financing obligations, current	28,161	33,398
Total current third-party liabilities	1,235,977	1,213,266

Long-term borrowings, excluding current portion	899,769	721,387
Operating lease liabilities, non-current	172,458	134,684
Finance lease and other financing obligations, non-current	965,356	931,580
Deferred tax liabilities	76,460	69,831
Other long-term liabilities	66,379	52,222
Total third-party liabilities	3,416,399	3,122,970
Amounts due to GDS Holdings and its non-VIE subsidiaries, net	2,947,857	4,302,245
Total liabilities	6,364,256	7,425,215

As of December 31, 2021 and 2022, accounts receivable of RMB70,945 and RMB66,503, respectively,other  non-current assets of RMB14,691 and RMB9,337, respectively, and property and equipment of RMB46,007 and RMB45,572, respectively, of VIEs were pledged solely to secure banking borrowings of VIEs.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Net revenue, net income, operating, investing and financing cash flows of the VIEs that were included in the Company’s consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Years ended December 31,
	2020	2021	2022

Net revenue	5,453,802	7,516,345	8,958,853
Net income	129,254	112,257	223,925
Net cash provided by operating activities	899,132	744,493	1,533,548
Net cash used in investing activities	(278,744)	(205,041)	(143,796)
Net cash used in financing activities	(20,682)	(561,101)	(369,324)

The unrecognized revenue-producing assets that are held by the VIEs comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

Costs recognized by the VIEs for outsourcing and other services provided by other entities within the Company were RMB3,076,398, RMB5,160,638 and RMB6,336,874 for the years ended December 31, 2020, 2021 and 2022, respectively, net of the related services provided to other entities within the Company. These inter-company transactions are eliminated in the consolidated financial statements.

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

(c)   Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2021 and 2022.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(g)   Fulfilment costs

Fulfilment costs are capitalized when all three of the criteria are met: a) the costs relate directly to a contract or an anticipated contract that the Company can specifically identify; b) the costs generate or enhance resources of the Company that will be used in satisfying or continuing to satisfy future performance obligations; and c) the costs are expected to be recovered. The asset recognized from capitalizing the costs to fulfill a contract is amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. As of December 31, 2021 and 2022, the Company recorded capitalized fulfilment cost of RMB80,742 and RMB47,400, respectively, in other non-current assets.

(h)   Equity method investments

The Company’s investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are generally accounted for under the equity method of accounting. Equity method investments are initially measured at cost, and are subsequently adjusted for cash contributions, distributions and the Company’s share of the income and losses of the investees. The Company records its equity method investment in other non-current assets on the consolidated balance sheet. The Company’s proportionate share of the income or loss from its equity method investment are recorded in others, net on the consolidated statement of operations. The Company reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees’ fair value. The Company did not record any impairment charges related to its equity method investment for the years ended December 31, 2020, 2021 and 2022.

(i)   Property and equipment

Property and equipment are carried at cost less accumulated depreciation and any recorded impairment. Property and equipment acquired under finance leases are initially recorded at the present value of minimum lease payments. Buildings and equipment under finance leases and leasehold improvements with definite useful lives are amortized over the shorter of the lease term or the estimated useful life of the asset or improvement. Leasehold land is amortized on a straight-line basis over the lease term. Freehold land is not amortized.

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

The Company records an asset and related financing obligation for the estimated construction costs under build-to-suit lease arrangements where it controls the asset during construction. Upon completion of the construction and commencement of the lease terms, the Company assesses whether these arrangements qualify for sales recognition under the sale-leaseback transaction. If the arrangements do not qualify for sales recognition under the sale-leaseback accounting guidance, the Company continues to be the deemed owner of the build-to-suit assets for financial reporting purposes. The Company accounted for costs incurred relating to the construction of the underlying assets before the lease commencement dates in accordance with ASC 360 on its balance sheet. In addition, the financing liability is reduced by the non-interest portion of the lease payments.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The FASB has provided accounting elections for entities that provide or receive rent concessions (e.g., deferral of lease payments, reduced future lease payments) due to the COVID-19 pandemic. During years ended December 31, 2020, 2021 and 2022, the Company was granted lease concessions by certain landlords due to the effects of the COVID-19 pandemic. The Company assessed that these rent concessions qualify for the election, as these concessions did not result in a substantial increase in the rights of the lessor or the obligations of the lessee. The Company then elected to not evaluate whether these concessions are lease modifications and chose to adopt a policy to not account for these concessions as lease modifications. Instead, the Company, as a lessee that was contractually released from certain lease payments, accounts these rent concessions as negative variable lease payments (Note 12).

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

Asset retirement obligations are recorded in other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability:

Asset retirement obligations as of January 1, 2020	52,441
Additions	20,384
Accretion expense	4,084
Asset retirement obligations as of December 31, 2020	76,909
Additions	22,745
Accretion expense	6,227
Settlement	(998)
Asset retirement obligations as of December 31, 2021	104,883
Additions	4,382
Accretion expense	6,366
Foreign exchange impact	158
Settlement	(3,978)
Asset retirement obligations as of December 31, 2022	111,811

(l)   Intangible assets

Intangible assets acquired in the acquisitions comprised of customer contracts and licenses.

The weighted-average amortization period by major intangible asset class is as follows:

Customer contracts	5-15 years
Licenses	20 years

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(m)   Prepaid land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR before the adoption of ASC 842, and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the remaining terms of the land use rights. As of December 31, 2022, the remaining terms of the land use rights range from 36 to 39 years.

(n)  Business combinations and goodwill

The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations.

The acquisition method of accounting requires the Company to estimate fair values of the separately identifiable assets acquired and liabilities assumed. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests.

The determination of fair values of the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

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

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. In assessing the qualitative factors, the Company considered the impact of abovementioned events or circumstances. No impairment losses were recorded for goodwill for the years ended December 31, 2020, 2021 and 2022.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(o)   Impairment of long-lived assets

Long-lived assets (primarily including property and equipment, operating lease ROU assets and prepaid land use rights) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived assets or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the purposes of impairment testing of long-lived assets, the Company has concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In the year ended December 31, 2022, an impairment loss of long-lived assets of RMB12,759 was recognized. No impairment loss was recorded in the years ended December 31, 2020 and 2021.

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

As of December 31, 2021 and 2022, the Company recorded a VAT recoverable of RMB229,090 and RMB164,743 as current assets, and RMB2,218,944 and RMB1,155,586 as non-current assets, respectively. The Company also recorded VAT payables of RMB19,251 and RMB20,297 in accrued expenses and other payables, in the consolidated balance sheets as of December 31, 2021 and 2022, respectively.

At each balance sheet date, the Company reviews the balance of VAT recoverable for recoverability, taking into consideration of the indefinite life of the VAT recoverable as well as the Company’s forecasted operating results and capital spendings. The Company has not made an allowance for the recoverability of the VAT recoverable, as the balance is expected to be utilized to offset against VAT payables.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(r)   Commitment and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, unless it is immaterial, or an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

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

Managed cloud services are services where the Company offers direct private connection to major cloud platforms, an innovative service platform for managing hybrid clouds.

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

The Company’s colocation service and managed service contracts with customers contain both lease and non-lease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company elected to apply the practical expedient on the contracts that meet the criteria. In addition, the Company has performed a qualitative analysis to determine that the non-lease component is the predominant component of its revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the criteria for the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2020, 2021 and 2022.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(u)    Research and development and advertising costs

Research and development costs incurred during the application development stage of developing internal-use software are capitalized. Other research and development costs are expensed as incurred. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company’s services and products.

Advertising costs are expensed as incurred. Advertising costs amounted to RMB14,778, RMB15,043 and RMB8,639 in 2020, 2021 and 2022, respectively.

(v)   Government grants

Government grants are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Company for expenses incurred are recognized as a reduction of expenses in the consolidated statements of operations. Subsidies that are not associated with expenses are recognized as other income.

The Company received government subsidies for acquisition of property and equipment that required the Company to meet certain conditions. The subsidies are recorded as a liability until the conditions are met and then depreciated over the useful life of the related assets as a reduction of the depreciation charges. The Company received government subsidies that required the Company to operate in a particular area for a certain period. The Company recorded the subsidies in other long-term liabilities when the subsidies were received and subsequently recognized as government subsidy income ratably over the period the Company is required to operate in the area.

As of December 31, 2021 and 2022, deferred government grants of RMB22,245 and RMB30,741 are recorded in other long-term liabilities, respectively. As of December 31, 2021 and 2022, deferred government grants of nil and RMB7,299 are recorded as a deduction of property and equipment, net, respectively. There were no significant commitment, contingencies or provision for recapture conditions for the government subsidies received for the years ended December 31, 2021 and 2022.

(w)   Capitalized interest

A reconciliation of total interest costs to ‘‘Interest expenses’’ as reported in the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Years ended December 31,
	2020	2021	2022

Total interest costs	1,402,015	1,805,434	2,084,565
Less: interest costs capitalized	(85,509)	(150,697)	(196,678)

Interest expenses	1,316,506	1,654,737	1,887,887

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

Unamortised debt issuance costs of RMB197,119 and RMB186,313 are presented as a reduction of debt as of December 31, 2021 and 2022, respectively.

(y)    Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The evaluation is based on the Company’s estimates of the future taxable income. The future taxable income incorporates the Company’s best estimate of utilization rates of relevant data centers based on historical actual utilization rates and the Company’s business plans for those data centers which are approved by the board of directors. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

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

(aa) Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 28% to 40% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of operations when the related service is provided.

(bb) Foreign currency translation and foreign currency risks

The functional currency of GDS Holdings is the United States dollar (“USD”), whereas the functional currency of its PRC subsidiaries and consolidated VIEs in PRC, subsidiaries in Hong Kong SAR and Macau SAR, subsidiaries in Singapore, subsidiaries in Malaysia and subsidiaries in Indonesia is the RMB, Hong Kong dollar (“HKD”), Singapore dollar (“SGD”), Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”), respectively. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and restricted cash denominated in RMB amounted to RMB5,809,753 and RMB6,601,979 as of December 31, 2021 and 2022, respectively.

As of December 31, 2022, the Company’s cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong SAR, Singapore, Macau SAR, US, Malaysia and Indonesia and were denominated in the following currencies:

	RMB	USD	HKD	JPY	EUR	SGD	MYR	IDR
In PRC	6,514,881	105,587	—	—	—	—	—	—
In Hong Kong SAR	87,098	44,101	720,746	8,316	146	—	—	—
In Singapore	—	35,831	—	—	—	10,047	—	—
In Macau SAR	—	—	158,635	—	—	—	—	—
In US	—	12,046	—	—	—	—	—	—
In Malaysia	—	7,795	—	—	—	—	3,767	—
In Indonesia	—	558	—	—	—	—	—	1,938,977

Total in original currency	6,601,979	205,918	879,381	8,316	146	10,047	3,767	1,938,977
RMB equivalent	6,601,979	1,434,137	785,551	435	1,085	52,075	5,941	863

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

The Company conducts credit evaluations on its customers prior to transfer the control of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to the customer. Otherwise the Company will require the customer to pay cash, post letters of credit to secure payment or to make significant down payments. Historically, credit losses on accounts receivable have been insignificant.

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

(ee) Changes in accounting principle

1)

The Company adopted Accounting Standards Update “ASU” 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), on January 1, 2022. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock and clarifies the scope and certain requirements under Subtopic 815-40. The ASU also improves the guidance related to the disclosures and earnings-per-share for convertible instruments and contract in entity’s own equity. The adoption of this standard did not have a material impact on the consolidated financial statements.

2)

The Company adopted ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force), on January 1, 2022. This ASU provides certain guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of other Topic. The adoption of this standard did not have a material impact on the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

3)

The Company adopted ASU 2021-05, Lessors—Certain Leases with Variable Lease, on January 1, 2022. This ASU requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. The adoption of this standard did not have a material impact on the consolidated financial statements.

4)

The Company adopted ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, on January 1, 2022. This ASU requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model. The adoption of this standard did not have a material impact on the consolidated financial statements.

(ff)Recently issued accounting standards

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted, and should be adopted prospectively to business combinations occurring on or after the effective date of the amendments. The Company adopted this standard in the first quarter of 2023, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its supplier finance programs. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information for the relevant obligations, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The ASU should be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. The Company adopted this standard, except for the amendment on rollforward information for the relevant obligations, in the first quarter of 2023, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements. The Company will adopt the amendment on rollforward information for the relevant obligations in the first quarter of 2024 and does not expect the adoption to have a material impact on the Company’s consolidated financial statements.

3     CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As of December 31,
	2021	2022

Cash	9,968,109	8,608,131
Restricted cash - current assets	2,014,304	158,075
Restricted cash - non-current assets	43,954	115,860

Total cash and restricted cash shown in the consolidated statements of cash flows	12,026,367	8,882,066

Restricted cash was used primarily to secure the repayment of bank borrowings and related interests.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

4     CONTRACT BALANCES

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2021	2022

Accounts receivable	1,744,810	2,426,753
Less: allowance for doubtful accounts	(12,124)	(20,728)
Accounts receivable, net	1,732,686	2,406,025

Accounts receivable of RMB1,040,521 and RMB1,256,289 was pledged as security for bank loans (Note 9) as of December 31, 2021 and 2022, respectively. Accounts receivable of RMB110,391 and RMB145,764 was pledged as security for finance lease and other financing obligations (Note 12) as of December 31, 2021 and 2022, respectively.

The following table presents the movement of the allowance for doubtful accounts:

	Years ended December 31,
	2020	2021	2022

Balance at the beginning of the year	133	2,163	12,124
Allowance made during the year	2,032	10,070	7,744
Foreign exchange impact	(2)	(109)	860
Balance at the end of the year	2,163	12,124	20,728

Deferred Revenue

The opening and closing balances of the Company’s deferred revenue are as following:

Deferred revenue

Beginning balance as of January 1, 2022	135,900
Increase	49,933

Closing balance as of December 31, 2022	185,833

The difference between the opening and closing balances of the Company’s deferred revenue primarily results from the timing difference between the satisfaction of the Company’s performance obligation and the customer’s payment. As of December 31, 2021 and 2022, the deferred revenue expected to be recognized as revenue after one year amounted to RMB44,908 and RMB29,703, respectively, were recorded in other long-term liabilities in the consolidated balance sheet. The amounts of revenue recognized during the years ended December 31, 2020, 2021 and 2022 from the opening deferred revenue balance was RMB96,084, RMB104,640 and RMB122,378, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Remaining performance obligations

The Company enters into certain usage-based contracts for colocation and managed services in which revenues are based on the agreed usage-based fees as the actual services are rendered throughout the contract term. The Company elected to apply the practical expedient under ASC606-10-50-14(b) that allows the Company not to disclose the remaining performance obligations for variable considerations, which are charged based on the agreed unit price and number of racks in usage, in connection with these contracts with remaining durations ranging from 1 year to 14 years.

As of December 31, 2022, the revenues, excluding any variable considerations, expected to be recognized in future periods related to remaining performance obligations that are unsatisfied were as follows:

Revenue expected to be recognized	RMB

Within 1 year	1,525,645
After 1 year but within 2 years	1,296,684
After 2 years but within 3 years	1,137,459
After 3 years but within 4 years	1,004,562
After 4 years but within 5 years	735,522
After 5 years	2,298,037

Total	7,997,909

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2021	2022
At cost:
Land	1,552,704	3,302,148
Buildings	12,178,017	13,847,692
Data center equipment	17,710,351	19,603,839
Leasehold improvement	8,230,992	8,444,282
Furniture and office equipment	137,691	167,410
Vehicles	4,606	5,619
	39,814,361	45,370,990
Less: Accumulated depreciation	(6,425,293)	(9,269,587)
	33,389,068	36,101,403
Construction in progress	7,234,435	10,827,984
	40,623,503	46,929,387
Less: Impairment provision	—	(12,759)

Property and equipment, net	40,623,503	46,916,628

The carrying amounts of the Company’s property and equipment acquired under finance leases and other financing arrangement were RMB8,867,222 and RMB9,906,404 as of December 31, 2021 and 2022, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Depreciation of property and equipment (including assets acquired under finance leases and other financing arrangement) was RMB1,543,130, RMB2,399,451 and RMB2,947,200 for the years ended December 31, 2020, 2021 and 2022, respectively, and included in the following captions:

	Years ended December 31,
	2020	2021	2022

Cost of revenue	1,418,846	2,264,620	2,722,169
General and administrative expenses	120,604	129,128	218,567
Research and development expenses	3,680	5,703	6,464
	1,543,130	2,399,451	2,947,200

Property and equipment with net a book value of RMB4,479,259 and RMB12,721,652 was pledged as security for bank loans (Note 9) and other financing obligations (Note 12) as of December 31, 2021 and 2022, respectively.

6     INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

		As of December 31,
	Note	2021	2022

Customer contracts	8	1,641,900	1,641,900
Licenses		15,782	15,782
Others		—	364
		1,657,682	1,658,046
Less: accumulated amortization		(375,046)	(610,337)
Intangible assets, net		1,282,636	1,047,709

The Company’s customer contracts were acquired in business combinations (Note 8). Amortization of intangible assets was RMB68,688, RMB192,486 and RMB235,292 for the years ended December 31, 2020, 2021 and 2022, respectively.

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2023	233,766
2024	226,908
2025	212,596
2026	206,405
2027	78,483
Thereafter	89,551
Total	1,047,709

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

7     PREPAID LAND USE RIGHTS

Prepaid land use rights, representing the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR acquired before the adoption of ASC 842, consisted of the following:

	As of December 31,
	2021	2022

Prepaid land use rights	716,492	28,246
Less: Accumulated amortization	(81,539)	(5,244)
Prepaid land use rights, net	634,953	23,002

Amortization of prepaid land use rights was RMB26,656, RMB24,961 and RMB6,582 for the years ended December 31, 2020, 2021 and 2022, respectively.

In the year ended December 31, 2022, the terms of certain land use right acquired in Hong Kong SAR were modified. Accordingly, the Company reassessed the classification of the modified land use right according to ASC 842 and determined that they meet the definition of finance lease. As a result, the related net balance of prepaid land use rights was reclassified to property and equipment due to the modification.

Prepaid land use rights with a net book value of RMB634,953 and RMB17,733 were pledged as security for bank loans (Note 9) as of December 31, 2021 and 2022, respectively.

8     ACQUISITIONS AND GOODWILL

The movement of goodwill is set out as below:

	As of December 31,
	2021	2022

Balance at the beginning of the year	2,596,393	7,076,505
Addition during the year	4,463,504	—
Measurement period adjustments	16,608	—
Balance at end of year	7,076,505	7,076,505

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. The goodwill is not deductible for tax purposes. Goodwill is assigned to the design, build-out and operation of data centers reporting unit.

No business combinations were consummated in the year ended December 31, 2022.

Business Combinations in 2021

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Pursuant to a supplemental agreement entered into between the seller and the Company in October 2021, both parties agreed to revise the terms of payment of the purchase price consideration and its payment conditions, resulting in the reductions of the purchase price consideration of RMB7,007 and RMB205,000 based on achievement of conditions during the years ended December 31, 2021 and 2022, respectively. The reductions were recognized as gain from purchase price adjustment in the consolidated statement of operations for the years ended December 31, 2021 and 2022, respectively.

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

Business Combinations in 2020

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

The allocations of purchase price as of the date of acquisitions for the years ended December 31, 2020 and 2021 are summarized as follows.

	2020	2021
	Note (i)(ii)(iii)	Note (iv)(v)
Fair value of consideration	1,660,685	5,230,362
Effective settlement of pre-existing relationships upon consolidation	(31,229)	20,000

Other net assets acquired	(547,815)	(256,650)
Identifiable intangible assets	(449,600)	(689,800)
Deferred tax liabilities	75,120	159,592
Total identifiable net assets	(922,295)	(786,858)
Goodwill	707,161	4,463,504
Note (i):	Other net assets acquired primarily include property and equipment of RMB2,783,257, accounts payable of RMB1,133,760 and finance lease and other financing obligations of RMB1,362,103.
Note (ii):	Identifiable intangible assets acquired consisted of customer contracts of RMB449,600 with estimated useful lives from 6.5 to 12.1 years.
Note (iii):

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

Note (iv):

Other net assets acquired primarily included property and equipment of RMB2,974,715, accounts receivable of RMB224,307, accounts payable of RMB412,380, short-term borrowings of RMB461,494, long-term borrowings of RMB840,000 and finance lease and other financing obligations of RMB1,463,851.

Note (v):	Identifiable intangible assets acquired consisted of customer contracts of RMB689,800 with estimated useful lives from 5.7 to 7 years.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Asset Acquisitions

In 2020, 2021 and 2022, the Company consummated several acquisitions of certain target entities. These target entities did not meet the definition of a business as of the acquisition date in accordance with ASC 805 Business Combinations, and the acquisitions were accounted for as assets acquisitions. The primary assets acquired were properties self-owned or under finance leases, equipment and leasehold improvements. The Company has elected an accounting policy to measure non-controlling interests in asset acquisition at carryover basis, which is based on the carrying amounts within the acquired entity. Non-controlling interests with a total amount of nil, RMB56,519 and nil was recognized upon these acquisitions in the year ended December 31, 2020, 2021 and 2022, respectively.

9     LOANS AND BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2021	2022

Short-term borrowings	4,639,674	1,652,196
Current portion of long-term borrowings	1,308,339	1,971,771
Sub-total	5,948,013	3,623,967
Long-term borrowings, excluding current portion	18,284,514	23,518,058
Total loans and borrowings	24,232,527	27,142,025

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of December 31,
	2021	2022

Unsecured short-term loans and borrowings	512,387	1,388,192
Secured short-term loans and borrowings	4,127,287	264,004
	4,639,674	1,652,196

Short-term borrowings were secured by the following assets:

	As of December 31,
	2021	2022

Accounts receivable	65,985	—
Property and equipment, net	397,285	245,543
Operating lease ROU assets	81,397	—

	544,667	245,543

As of December 31, 2021 and 2022, short-term borrowings of the consolidated VIEs of RMB18,460 and nil, respectively, were guaranteed by GDS Holdings Limited and its subsidiaries.

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2021 and 2022 were 4.91% and 7.94% per annum, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of December 31,
	2021	2022

Unsecured long-term loans and borrowings	60,000	—
Secured long-term loans and borrowings	19,532,853	25,489,829
	19,592,853	25,489,829

Long-term borrowings were secured by the following assets:

	As of December 31,
	2021	2022

Accounts receivable	974,536	1,256,289
Other current assets	—	97,049
Property and equipment, net	2,629,904	11,103,541
Prepaid land use rights, net	634,953	17,733
Operating lease ROU assets	1,537,304	3,607,506
Other non-current assets	14,691	23,912
	5,791,388	16,106,030

As of December 31, 2021 and 2022, long-term borrowings of the consolidated VIEs of RMB1,060,250 and RMB885,854, respectively, were guaranteed by GDS Holdings Limited and its subsidiaries.

In addition to the above assets pledged for secured borrowings, some of the borrowings were guaranteed by the equity interests of the subsidiaries of GDS Holdings Limited.

The weighted average interest rates of long-term borrowings as of December 31, 2021 and 2022 were 5.53% and 5.44% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

The outstanding long-term borrowings mature serially from 2023 to 2037. The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to December 31, 2022 are as follows:

Long-term borrowings
Twelve months ending December 31,
2023	1,971,771
2024	3,454,547
2025	2,676,381
2026	3,231,850
2027	4,235,557
Thereafter	9,919,723
25,489,829

The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 15 years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2022, the Company had total working capital and project financing credit facilities of RMB37,767,305 from various financial institutions, of which the unused amount was RMB10,730,455. As of December 31, 2022, the Company had drawn down RMB27,036,850 from such facilities, of which RMB1,389,256 (net of debt issuance costs of RMB3,526) was recorded in short-term loans and borrowings and RMB25,489,829 (net of debt issuance costs of RMB154,239) was recorded in long-term loans and borrowings, respectively. In addition, the Company also had other short-term loans and borrowings from non-financial institutions which were assumed through certain acquisitions of subsidiaries. Drawdowns from the credit facility  from financial institutions are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, the Company could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule.

Specifically, the secured loan facilities can be divided into onshore project loan facilities and offshore project loan facilities (including Hong Kong SAR and Malaysia).

Below are the terms and conditions for onshore project loan facilities:

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

(v)

GDS Holdings is not or cease to be, directly or indirectly, the legal and beneficial owner of all equity interests held by it in the relevant borrowing subsidiaries, or have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control the relevant borrowing subsidiaries;

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

Below are the terms and conditions for offshore project loan facilities:

(i)STT GDC Pte. Ltd. (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of GDS Holdings, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of GDS Holdings, or (c) is not or ceases to be the single largest shareholder of GDS Holdings;

(ii)GDS Holdings is not or cease to be, directly or indirectly, the legal and beneficial owner of 100% of the issued share capital of, or have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control the relevant borrowing subsidiaries;

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(iii)GDS Holdings (a) is not or ceases to be, directly or indirectly, the single largest shareholder of, (b) is not or ceases to be, directly or indirectly, the beneficial owner of at least 40% of the issued share capital of, or (c) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 50.1% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of the relevant borrowing subsidiaries;

(iv)DigitalLand Holdings Limited is not or ceases to be, directly or indirectly, the beneficial owner of 100% of the issued share capital of the relevant borrowing subsidiaries; and

(v)There are changes in the shareholding structure of a principal operating subsidiary of GDS Holdings, as defined in the relevant loan facility agreement.

There are certain other events in the loan facility agreements the occurrence of which could obligate GDS Holdings to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if GDS Holdings fails to maintain its shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement : (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) The Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage, gross leverage ratio and tangible net worth, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if the Company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding US$4,500 thousand, or, in some cases, RMB50,000, when due or within any originally applicable grace period;  (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the People’s Bank of China (“PBOC”) in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2022, the Company was in compliance with all of the abovementioned covenants.

10   CONVERTIBLE BONDS PAYABLE

The convertible notes payable consisted of following:

	As of December 31,
	2021	2022

Convertible Notes due 2025	1,895,846	2,083,829
Convertible Notes due 2029	—	4,294,985

Total	1,895,846	6,378,814
Including:
- Current	—	2,083,829
- Non-current	1,895,846	4,294,985

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The interest expenses related to the convertible notes are as follows:

	Years ended December 31,
	2020	2021	2022

Contractual interest	41,355	38,720	48,996
Amortization of issuance cost	12,274	11,617	16,813

Total interest expenses	53,629	50,337	65,809

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
●

The conversion rate is initially 19.3865 American Depositary Shares (“ADSs”) of the Company per US$1 thousand principal amount of notes (equivalent to an initial conversion price of approximately US$51.58 per ADS), and subject to changes under certain anti-dilution conditions.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company determined that the embedded conversion option of the Convertible Bonds due 2025 was not required to be accounted for as an embedded derivative pursuant to ASC 815 Derivatives and Hedging, because it is both indexed to the Company’s own stock and classified in shareholders’ equity. The Company also determined there was no other embedded derivative to be separated from the Convertible Bonds due 2025.

In the year ended December 31, 2020, Convertible Bonds with principal amount of US$10 thousand were converted into ordinary shares as the holders exercised their conversion option. The Company recorded additional paid-in capital of RMB65 upon conversion. As of December 31, 2021 and 2022, the outstanding principal amount of Convertible Bonds due 2025 was US$299,990 thousand. As of December 31, 2022, the balance of Convertible Bonds due 2025 was presented as current liability due to holder’s repurchase option exercisable on June 1, 2023.

Convertible Notes due March 8, 2029 issued by the Company (“Convertible Bonds due 2029”)

On March 8, 2022, the Company completed its issuance of Convertible Bonds due 2029 in an aggregate principal amount of US$620 million. The related issuance costs of US$3,950 thousand were deducted from principal of the Convertible Bonds due 2029 and amortized over the period from issuance to the first put date (i.e. March 8, 2027) using the effective interest rate method.

The key terms of the Convertible Bonds due 2029 are summarized as follows:

Maturity Date

●	March 8, 2029

Interest

●	0.25% per annum, computed on the basis of a 360-day year composed of twelve 30-day months, payable semiannually in arrears on March 8 and September 8 of each year

Repurchase of Notes

●

Holders will have the right to require the Company to repurchase for cash all of their notes, or any portion of the principal thereof that is in denominations of US$200 thousand and integral multiples of US$1 thousand in excess thereof, on March 8, 2027 or if a fundamental change occurs at any time.

Tax redemption

●

The Company may redeem, at its option, all but not part of the Convertible Bonds due 2029 if it becomes obligated to pay to the holder of any note ‘‘additional amounts’’ (which are more than a de minimis amount) as a result of any change in tax law at the price equal to 100% of the principal amount together with accrued and unpaid interest. Upon receiving notice of redemption, each holder will have the right to elect to: convert its notes; or not have its notes redeemed and GDS Holdings will not pay any additional amounts as a result of such change in tax law.

Conversion rights

●

Holders may convert their notes at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting Holder elects to receive Ordinary Shares in lieu of any ADSs) immediately preceding the maturity date.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

●

The conversion rate is initially 20 ADSs of the Company per US$1 thousand principal amount of notes (equivalent to an initial conversion price of US$50 per ADS), and subject to changes under certain anti-dilution conditions.

Forced conversion

●

If (1) the Daily VWAP per ADS (or, if the ADSs are no longer traded on The NASDAQ Global Market, of the Ordinary Shares) exceeds 150% of the Conversion Price (the “Agreed Threshold”) on any twenty trading days (whether or not consecutive) during any thirty consecutive trading day period beginning on or after the 5th anniversary of March 8, 2022 (such thirty 30 consecutive trading day period being the “Forced Conversion Qualification Period”), (2) the Daily VWAP per ADS (or, if the ADSs are no longer traded on The NASDAQ Global Market, of the Ordinary Shares) for each of the last five consecutive trading days during the Forced Conversion Qualification Period is not lower than the Agreed Threshold and (3) the aggregate average daily dollar trading volume (as reported on Bloomberg) of (x) the ADSs on The NASDAQ Global Market and (y) the Ordinary Shares on the Hong Kong Stock Exchange during such Forced Conversion Qualification Period is at least US$70.0 million, then, the Company shall have the right (but not the obligation) to force the conversion of all (and not some only) of the outstanding principal amount held by such Holders into the Company’s shares at the then applicable Conversion Rate.

The Company determined that the embedded conversion option of the Convertible Bonds due 2029 was not required to be accounted for as an embedded derivative pursuant to ASC 815, Derivatives and Hedging, because it is both indexed to the Company’s own stock and classified in shareholders’ equity. The Company also determined there was no other embedded derivative to be separated from the Convertible Bonds due 2029.

The effective interest rate of the Convertible Bonds due 2025, after considering the related issuance cost, was 2.65% as of December 31, 2021 and 2022, respectively. The effective interest rate of the Convertible Bonds due 2029, after considering the related issuance cost, was 0.38% as of December 31 2022.

As of December 31, 2021 and 2022, accrued interests of RMB3,187 and RMB6,870, respectively, were recorded in accrued expenses.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

11	ACCOUNTS PAYABLE AND ACCRUED EXPENSES AND OTHER PAYABLES

Accounts payable consisted of the following:

	As of December 31,
	2021	2022
Accounts payable for operating expenses	328,331	518,788
Accounts payable for purchase of property and equipment	3,573,468	2,574,096
	3,901,799	3,092,884

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2021	2022

Consideration payables for acquisitions	1,855,261	183,220
Accrued payroll and welfare benefits	184,220	200,394
Accrued interest expenses	141,642	70,251
Income tax payable	139,667	202,589
Other tax payables	40,986	54,981
Accrued debt issuance costs and other financing costs	25,930	52,254
Amount due to related parties	24,144	16,995
Others	267,705	236,277
	2,679,555	1,016,961

12   LEASES

The Company enters into lease arrangements primarily for data center spaces, office spaces and equipment.

Data center buildings and land leases

During the year ended December 31, 2022, the Company entered into lease agreements with the landlords to lease the building and land, including those acquired through acquisition of subsidiaries, for certain data centers. The Company assessed the lease classification of the building and land components separately at the commencement date. During the year ended December 31, 2022, the Company recorded additional finance lease liabilities of RMB460,810 and operating lease liabilities of RMB149,879 through new lease agreements and acquisition of subsidiaries.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of lease cost are as follows:

	Years ended December 31,
	2020	2021	2022

Finance lease cost:
- Amortization of right-of-use assets	423,075	546,437	619,675
- Interest on lease liabilities	465,692	592,835	632,183
Operating lease cost	195,869	313,752	402,514
Short-term lease cost	19,987	23,715	44,873
Variable lease cost (Note)	(55,599)	(786)	(47,729)

Total lease cost	1,049,024	1,475,953	1,651,516

Note: During the years ended December 31, 2020, 2021 and 2022, the Company was granted lease concessions of RMB55,188, nil and RMB45,291, respectively, by certain landlords due to the effects of the COVID-19 pandemic. The lease concessions were primarily in the form of rent reduction. Such concessions were recognized as variable lease cost (credit) in the period when the concession was granted. In addition, the Company recognized variable lease cost (credit) of RMB411, RMB786 and RMB2,438 in the years ended December 31, 2020, 2021 and 2022, respectively, for certain finance lease and other financing obligations with floating interest rate.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Supplemental cash flow information related to leases is as follows:

	Years ended December 31,
	2020	2021	2022

Cash paid for amounts included in measurement of lease liabilities (Note):
- Operating cash flows from finance leases	(389,679)	(591,189)	(532,323)
- Operating cash flows from operating leases	(141,480)	(236,589)	(244,643)
- Financing cash flows from finance leases	(198,234)	(265,481)	(1,138,542)

Non-cash information on lease liabilities arising from obtaining ROU assets:
- Finance leases	1,099,698	25,731	264,958
- Operating leases	553,154	368,069	151,709

Non-cash information on lease liabilities and ROU assets derecognized for termination of leases:
- Finance leases	—	—	524,180
- Operating leases	—	—	286,774

Gain on early termination of leases:
- Finance leases	—	—	33,453
- Operating leases	—	—	10,445

Note: The above table does not include cash paid for purchase of land use rights and initial direct costs of leases of RMB744,761, RMB875,162 and RMB760,610 in the years ended December 31, 2020, 2021 and 2022, respectively, which are included in “Payments for purchase of property and equipment and land use rights” in the consolidated statements of cash flows.

The financing cash flows from finance leases include the payment of principal due to early termination of certain financing arrangements for data center equipment.

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

	As of December 31,
	2021	2022

Weighted average remaining lease term:
- Finance leases	14.8	13.8
- Operating leases	13.7	12.8

Weighted average discount rate:
- Finance leases	6.69%	6.68%
- Operating leases	5.87%	5.89%

Weighted average discount rate for other financing obligations is 7.53% and 8.18% as of December 31, 2021 and 2022, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Maturities of lease and other financing obligations were as follows:

	As of December 31, 2021					As of December 31, 2022
			Total of					Total of
			finance lease					finance lease
		Other	and other	Operating			Other	and other	Operating
	Finance lease	financing	financing	lease		Finance lease	financing	financing	lease
	obligations	obligations	obligations	obligations	Total	obligations	obligations	obligations	obligations	Total
Within 1 year	621,196	701,350	1,322,546	260,935	1,583,481	670,992	330,773	1,001,765	272,796	1,274,561
After 1 year but within 2 years	640,445	713,338	1,353,783	246,970	1,600,753	666,487	1,373,214	2,039,701	250,716	2,290,417
After 2 years but within 3 years	672,306	714,084	1,386,390	249,383	1,635,773	708,642	450,691	1,159,333	206,489	1,365,822
After 3 years but within 4 years	714,035	454,918	1,168,953	212,829	1,381,782	729,283	428,175	1,157,458	169,014	1,326,472
After 4 years but within 5 years	735,219	417,214	1,152,433	178,627	1,331,060	753,410	407,211	1,160,621	151,160	1,311,781
After 5 years	7,623,211	473,110	8,096,321	1,935,590	10,031,911	6,768,112	209,784	6,977,896	1,582,879	8,560,775
Total	11,006,412	3,474,014	14,480,426	3,084,334	17,564,760	10,296,926	3,199,848	13,496,774	2,633,054	16,129,828

Less: total future interest	(4,192,322)	(608,178)	(4,800,500)	(1,055,035)	(5,855,535)	(3,694,302)	(421,227)	(4,115,529)	(839,319)	(4,954,848)
Less: estimated construction costs	—	(47,241)	(47,241)	—	(47,241)	—	(11,124)	(11,124)	—	(11,124)

Present value of lease and other financing obligations	6,814,090	2,818,595	9,632,685	2,029,299	11,661,984	6,602,624	2,767,497	9,370,121	1,793,735	11,163,856
Including:
- Current portion			699,145	145,739	844,884			453,855	175,749	629,604
- Non-current portion			8,933,540	1,883,560	10,817,100			8,916,266	1,617,986	10,534,252

As of December 31, 2022, the Company has additional leases, primarily for data center buildings, that have not yet commenced with total future lease payments of RMB4,933,129. These leases are expected to commence after December 31, 2022 with lease terms of 1 to 30 years.

Financing transaction of Hong Kong 4 (“HK4”)

During the year ended December 31, 2022, the Company entered into a financing transaction with consideration of RMB886,312 with a third party for transferring the assets of HK4, which mainly includes the land. The transaction is accounted for as a financing transaction since the control of the assets are not considered transferred. Accordingly, the Company did not derecognize the transferred assets and the consideration received was recognized as other financing obligations.

Lease and other financing obligations were secured by the following assets:

	As of December 31,
	2021	2022

Accounts receivable	110,391	145,764
Property and equipment, net	1,452,070	1,372,568
	1,562,461	1,518,332

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

13   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of December 31,
	2021	2022

Consideration payable for acquisitions	261,000	7,644
Asset retirement obligations	96,862	102,591
Deferred revenue – non-current (Note 4)	44,908	29,703
Deferred government grants	22,245	30,741
Others	114,285	97,574
Total	539,300	268,253

14   REDEEMABLE PREFERRED SHARES

On March 27, 2019 (the “Issue Date”), GDS Holdings completed its issuance of 150,000 Convertible Preferred Shares (“redeemable preferred shares”) to an investor at the subscription price of US$1 thousand per share with total consideration of US$150 million.

The movement of redeemable preferred shares is set out as below:

Redeemable
preferred shares
Balance at January 1, 2020	1,061,981
Accrual of redeemable preferred shares dividends	52,709
Settlement of redeemable preferred shares dividends	(65,489)
Foreign exchange impact	(68,291)

Balance at December 31, 2020 and January 1, 2021	980,910
Accrual of redeemable preferred shares dividends	49,073
Settlement of redeemable preferred shares dividends	(49,221)
Foreign exchange impact	(22,282)

Balance at December 31, 2021 and January 1, 2022	958,480
Accrual of redeemable preferred shares dividends	51,212
Settlement of redeemable preferred shares dividends	(51,578)
Foreign exchange impact	88,898
Balance at December 31, 2022	1,047,012

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

In January 2022, the Company and CPE Fund re-negotiated the early exit terms and entered into a supplement agreement, pursuant to which the Company would purchase and CPE Fund would sell 42% equity interests it held in the JV for a total consideration of RMB593,801. As a result, the balance of redeemable non-controlling interest was immediately accreted to the redemption value of RMB593,801 and reclassified to accrued expenses and other payables. The consideration payable was fully settled in November 2022.

The change in the carrying amount of redeemable non-controlling interests is as follows:

	Year ended December 31,
	2021	2022
Balance at beginning of the year	120,820	404,673
Capital injection from CPE Fund	208,801	—
Net loss attributable to redeemable non-controlling interests	(2,592)	(655)
Accretion to redemption value of redeemable non-controlling interests	77,644	10,801
Adjustment to the redemption value of redeemable non-controlling interests	—	178,982
Reclassification to current liability	—	(593,801)
Balance at end of the year	404,673	—

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

16   DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2021 and 2022, the Company did not have outstanding interest rate swap contracts.

The following table reflects the location in the consolidated statements of operations and the amount of realized and unrealized gains/(losses) recognized for the derivative contracts not designated as hedging instruments for the years ended December 31, 2020, 2021 and 2022:

	Consolidated
	statements of	Years ended December 31,
	operations location	2020	2021	2022

Interest rate swap contracts (not designated as hedging instruments) — realized loss	Interest expenses	(19,814)	—	—
Interest rate swap contracts (not designated as hedging instruments) — unrealized gain	Interest expenses	10,039	—	—
		(9,775)	—	—

17   FAIR VALUE MEASUREMENT

The Company did not have financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2022.

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

●

Convertible Bonds payable—the estimated fair value was RMB2,246,231 and RMB5,281,029 as of December 31, 2021 and 2022, respectively. The fair value of Convertible Bonds due 2025 was measured based on the price in the open market and the fair value of Convertible Bonds due 2029 was measured using Binomial Model.

Non-recurring fair value measurements

Certain long-lived assets of the Company may be measured at fair value on a non-recurring basis, if determined to be impaired. As of December 31, 2022, one of the Company’s data center level asset groups was measured at fair value of RMB60,000 based on unadjusted quoted price in active market (Level 1 Inputs) and impairment loss of long-lived assets of RMB12,759 was recognized for the amount of its carrying amount exceeding the fair value.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

18   ORDINARY SHARES

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

As of December 31, 2022, the Company’s outstanding share capital consisted of 1,456,842,655 Class A ordinary shares and 67,590,336 Class B ordinary shares. A holder of a Class A ordinary share is conferred one vote per share on any resolution tabled at the general meeting of GDS Holdings. A holder of a Class B ordinary share is entitled to 20 votes per share on resolutions tabled at the general meeting of GDS Holdings for (i) the election or removal of a simple majority, or six, of directors; and (ii) any change to Articles of Association (“AoA”) that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances. Every Class B ordinary share shall automatically be re-designated and re-classified as a Class A ordinary share upon the occurrence of the automatic conversion events, including the first occur of William Wei Huang ceasing to have Beneficial Ownership in not less than 5% of the then issued share capital of the Company on an as converted basis,  as defined in AoA.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

A summary of the option activity is as follows:

Weighted
average
		Weighted	grant-date
	Number	average	fair value
	of options	exercise price	per option
		(RMB)	(RMB)
Options outstanding at December 31, 2019 and January 1, 2020	14,629,096	5.4	1.7
Granted	—
Exercised	(14,222,096)	5.5	1.6
Forfeited	—

Options outstanding at December 31, 2020 and January 1, 2021	407,000	5.1	1.6
Granted	—
Exercised	(407,000)	5.1	1.6
Forfeited	—

Options outstanding at December 31, 2021 and 2022	—

Options vested and expected to be vested at December 31, 2022	—

Total intrinsic value of options exercised was RMB633,606, RMB27,775 and nil, respectively, for the years ended December 31, 2020, 2021 and 2022.

Settlement of liability-classified restricted shares award

During the years ended December 31, 2020, 2021 and 2022, the Company issued 190,536, 178,280 and 460,272, respectively, fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB10,089, RMB11,147 and RMB13,719 for the years ended December 31, 2020, 2021 and 2022, respectively.

Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

Restricted shares to directors, officers and employees

In August 2020, August 2021 and August 2022, the Company granted non-vested restricted shares of 11,520,312, 11,929,608 and 21,488,048, respectively, to employees, officers and directors. The restricted share awards contained service and market conditions, or service and performance conditions, which are tied to the financial performance of the Company. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, when all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

A summary of the restricted share activity is as follows:

	Number of	Weighted average grant-
	Shares	date fair value per share
		(RMB)
Unvested at January 1, 2020	33,357,296	22.4
Granted	11,710,848	66.7
Vested	(12,684,640)	14.1
Forfeited	(1,364,736)	25.1

Unvested at December 31, 2020 and January 1, 2021	31,018,768	42.4
Granted	12,107,888	31.6
Vested	(12,632,104)	29.3
Forfeited	(1,563,832)	37.7

Unvested at December 31, 2021 and January 1, 2022	28,930,720	43.9
Granted	21,948,320	19.4
Vested	(5,015,992)	43.3
Forfeited	(7,328,536)	32.5

Unvested at December 31, 2022	38,534,512	32.2

The Company recognized share-based compensation expenses of RMB333,686, RMB391,275 and RMB290,815 for the years ended December 31, 2020, 2021 and 2022, respectively, for the restricted share awards. As of December 31, 2022, total unrecognized compensation expense relating to the unvested shares was RMB348,884. The expense is expected to be recognized over a weighted average period of 1.58 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2020, 2021 and 2022.

Total intrinsic value of restricted shares vested was RMB827,396, RMB674,147 and RMB132,123, respectively, for the years ended December 31, 2020, 2021 and 2022. Aggregate intrinsic value of unvested restricted shares as of December 31, 2022 was RMB691,740.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	August 2020	August 2021	August 2022
Risk-free rate of return	0.14% - 0.19%	0.07% - 0.33%	2.82% - 2.98%
Volatility	59.23%	49.271% - 50.295%	53.14% - 54.15%
Expected dividend yield	0.00%	0.00%	0.00%
Share price at grant date	US$10.1475	US$7.45	US$3.3650
	(RMB70.5)	(RMB48.2)	(RMB22.7)
Expected term	1 – 3 years	1 – 3 years	1 – 3 years

(1)	Volatility

Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected term of each grant.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(2)	Risk-free interest rate

Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

A summary of share-based compensation expenses for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Years ended December 31,
	2020	2021	2022

Costs of revenue	89,943	110,291	97,055
Selling and marketing expenses	54,204	53,560	41,685
General and administrative expenses	184,943	219,328	146,781
Research and development expenses	4,596	8,096	5,294
Total share-based compensation expenses	333,686	391,275	290,815

20   REVENUE

Net revenue consisted of the following:

	Years ended December 31,
	2020	2021	2022

Colocation services	4,710,923	6,514,268	7,943,268
Managed service and others	1,005,945	1,300,136	1,374,623
Service revenue	5,716,868	7,814,404	9,317,891
Equipment sales	22,104	4,277	7,740
Total	5,738,972	7,818,681	9,325,631

21   INCOME TAX

Pursuant to the rules and regulations of the Cayman Islands, GDS Holdings is not subject to any income tax in the Cayman Islands in 2020. It was registered as a Hong Kong SAR tax resident in 2021 and subject to the Hong Kong SAR Profits Tax rate of 16.5% in 2021 and 2022.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company’s Singapore subsidiaries are subject to the Singapore CIT rate of 17%, except for one Singapore entity which was granted the Development and Expansion Incentive under the International Headquarters Award making it enjoy a concessionary CIT rate of 10% from March 1, 2022 to February 28, 2027 for its qualifying activities.

The Company’s Malaysia, Indonesia and Macau SAR subsidiaries are subject to the Malaysia CIT rate of 24%, Indonesia CIT rate of  22% and Macau SAR CIT rate of 12%, respectively in 2021 and 2022.

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Years ended December 31,
	2020	2021	2022
(Income) loss before income taxes:
PRC	(19,765)	287,250	144,885
Other jurisdictions	568,201	661,502	844,998
Total loss before income taxes	548,436	948,752	989,883

Current tax expenses:
PRC	210,503	290,924	375,388
Other jurisdictions	14	—	—
Total current tax expenses	210,517	290,924	375,388

Deferred tax benefits:
PRC	(89,739)	(48,463)	(99,153)
Other jurisdictions	—	—	—
Total deferred tax benefits	(89,739)	(48,463)	(99,153)

Total income taxes expenses	120,778	242,461	276,235

The actual income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC statutory income tax rate to loss before income taxes due to the following:

	Years ended December 31,
	2020	2021	2022

PRC enterprise income tax rate	25.0%	25.0%	25.0%
Non-PRC resident enterprises not subject to income tax	(27.6)%	0.0%	(1.4)%
Tax differential for entities in non-PRC jurisdiction	(1.3)%	(0.2)%	(1.0)%
Preferential tax rate	(0.3)%	0.6%	0.7%
Tax effect of current year permanent differences	1.0%	(5.4)%	(3.7)%
Expiration of unused net operating losses	(1.3)%	(1.5)%	(1.6)%
Non-taxable income and non-deductible expenses	0.0%	(14.4)%	(14.1)%
Gain from purchase price adjustment	2.5%	0.2%	5.2%
Change in valuation allowance	(21.3)%	(31.0)%	(34.0)%
Return to provision adjustment	1.3%	1.1%	(3.0)%
	(22.0)%	(25.6)%	(27.9)%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
Deferred tax assets:
Allowance for accounts receivable	2,858	4,209
Government subsidy	5,561	7,685
Accrued expenses	47,068	54,223
Asset retirement obligation	24,167	27,696
Operating lease liabilities	467,734	411,972
Finance lease and other financing obligations	1,636,506	1,587,137
Net operating losses carry forwards	713,135	993,062
Other non-current assets	41,853	40,644
Other non-current liabilities	26,621	19,101
Total gross deferred tax assets	2,965,503	3,145,729
Valuation allowance on deferred tax assets	(775,528)	(1,131,256)
Deferred tax assets, net of valuation allowance	2,189,975	2,014,473

Deferred tax liabilities:
Property and equipment	(1,687,122)	(1,811,897)
Intangible assets	(319,037)	(260,519)
Prepaid land use rights	(1,532)	(1,491)
Operating lease right-of-use assets	(711,444)	(1,101,324)
Other current assets	(18,622)	(20,619)
Total deferred tax liabilities	(2,737,757)	(3,195,850)

Net deferred tax liabilities	(547,782)	(1,181,377)

Analysis as:
Deferred tax assets	186,496	228,999
Deferred tax liabilities	(734,278)	(1,410,376)
Net deferred tax liabilities	(547,782)	(1,181,377)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	Years ended December 31,
	2020	2021	2022

Balance at the beginning of the year	205,976	328,821	775,528
Increase during the year	122,845	446,707	355,728
Balance at the end of the year	328,821	775,528	1,131,256

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2022, the Company’s net deferred tax assets were RMB228,999, which is net of a valuation allowance of RMB1,131,256. The deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB993,062 and RMB922,240, respectively as of December 31, 2022. This valuation allowance was related to the deferred tax assets of certain subsidiaries and consolidated VIEs of the Company. These entities were in a cumulative loss position with net operating losses carry forwards which are subject to expiration. The Company evaluated the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized, based on the Company’s expectations of future taxable income and timing of net operating losses carry forwards expirations. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. The Company considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries and consolidated VIEs amounted to RMB3,770,802 as of December 31, 2022, of which RMB227,484, RMB274,836, RMB633,593, RMB1,237,229 and RMB1,397,660 will expire if unused by December 31, 2023, 2024, 2025, 2026 and 2027, respectively.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2021 and 2022, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC. As of December 31, 2022, the total amount of undistributed earnings from the PRC subsidiaries and the VIEs for which no withholding tax has been accrued and the unrecognized deferred tax liabilities were RMB1,853,885 and RMB279,873, respectively.

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

These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted portion amounted to RMB20,939,896 and RMB24,955,657 as of December 31, 2021 and 2022, respectively, including non-distributable general reserve fund of RMB66,098 and RMB146,856 as of December 31, 2021 and 2022, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

23   LOSS PER CLASS A and CLASS B ORDINARY SHARE

The computation of basic and diluted loss per share is as follows:

	Years ended December 31,
	2020	2021	2022

Net loss	(669,214)	(1,191,213)	(1,266,118)
Net loss (income) attributable to non-controlling interests	—	1,403	(3,427)
Net loss attributable to redeemable non-controlling interests	2,807	2,592	655
Accretion to redemption value of redeemable non-controlling interests	(18,627)	(77,644)	(10,801)
Adjustment to the redemption value of redeemable non-controlling interests	—	—	(178,982)
Cumulative dividend on redeemable preferred shares	(52,709)	(49,073)	(51,212)
Net loss available to GDS Holdings Limited ordinary shareholders	(737,743)	(1,313,935)	(1,509,885)

Weighted average number of ordinary shares outstanding - basic and diluted	1,253,559,523	1,452,906,722	1,464,447,843

Loss per ordinary share - basic and diluted	(0.59)	(0.90)	(1.03)

The following table sets forth the computation of basic and diluted loss per Class A and Class B ordinary share:

	Years ended December 31,
	2020		2021		2022
	Class A	Class B	Class A	Class B	Class A	Class B
Allocation of net loss available to GDS Holdings Limited ordinary shareholders	(697,965)	(39,778)	(1,252,810)	(61,125)	(1,440,198)	(69,687)
Weighted average number of ordinary shares outstanding - basic and diluted	1,185,969,187	67,590,336	1,385,316,386	67,590,336	1,396,857,507	67,590,336
Loss per ordinary share - basic and diluted	(0.59)	(0.59)	(0.90)	(0.90)	(1.03)	(1.03)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

During the years ended December 31, 2020, 2021 and 2022, the Company issued 32,592,288, nil and 29,252,600 ordinary shares, respectively, to its share depository bank, which have been and will continue to be used to settle stock option and restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

The following securities were excluded from the computation of diluted loss per share as inclusion would have been either the performance condition relating to the securities have not been satisfied or anti-dilutive. The share options and restricted shares below represented the maximum number of shares to be issued.

	Years ended December 31,
	2020	2021	2022

Share options/restricted shares	31,425,768	28,930,720	38,534,512
Convertible bonds payable	46,526,049	46,526,049	145,726,048
Total	77,951,817	75,456,769	184,260,560

24   SEGMENT INFORMATION

The Company has one operating segment, which is the design, build-out and operation of data centers. The Company’s chief operating decision maker is the chief executive officer of the Company who reviews the Company’s consolidated results of operations in assessing performance of and making decisions about resource allocations to this segment.

During the years ended December 31, 2020, 2021 and 2022, substantially all of the Company’s operations are in the PRC. As of December 31, 2021 and 2022, the long-lived assets amounted to RMB2,670,937 and RMB4,406,267, respectively, were located in Hong Kong SAR; RMB167,818 and RMB141,333, respectively, were located in Singapore; nil and RMB531,477, respectively, were located in Malaysia; nil and RMB33,285, respectively, were located in Indonesia and substantially all of the remaining long-lived assets were in the PRC.

25   MAJOR CUSTOMERS AND SUPPLIERS

During the year ended December 31, 2020, the Company had three contracting customers, which generated over 10% of the Company’s total revenues or RMB1,347,165, RMB847,620 and RMB674,621, respectively. During the year ended December 31, 2021, the Company had four contracting customers, which generated over 10% of the Company’s total revenues or RMB1,736,295, RMB964,414, RMB873,378 and RMB785,528, respectively. During the year ended December 31, 2022, the Company had four contracting customers, which generated over 10% of the Company’s total revenues or RMB1,895,877, RMB1,595,777, RMB1,130,799 and RMB1,031,102, respectively.

During the years ended December 31, 2020, 2021 and 2022, the numbers of major suppliers of the Company were two, one and one, respectively, from whom the purchase amounts from each of them accounted for over 10% of the Company’s operating expenditures. Severe impact can result from total or partial loss of the business relationship.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

26   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

Capital commitments outstanding as of December 31, 2021 and 2022 not provided for in the financial statements were as follows:

	As of December 31,
	2021	2022

Contracted for	3,790,769	5,241,586

In addition, commitment for purchase of land use rights was RMB90,938 and RMB516,061 as of December 31, 2021 and 2022, respectively.

(b)   Lease commitments

The Company’s lease commitments are disclosed in Note 12.

27   RELATED PARTY TRANSACTIONS

In 2020, 2021 and 2022, the related parties of the Company are as follows:

Name of party	Relationship

STT GDC	Principal ordinary shareholder of the Company
STT Singapore DC Pte. Ltd.	Subsidiary of STT GDC
STT DEFU 2 Pte. Ltd.	Subsidiary of STT GDC
OnePro Cloud Inc.	Entity over which the Company has significant influence

The Company entered into the following material related party transactions.

(a)   Major transactions with related parties

		Years ended December 31,
		2020	2021	2022

Commission income	(Note i)
STT Singapore DC Pte. Ltd.		553	546	564
STT DEFU 2 Pte. Ltd.		485	464	478
		1,038	1,010	1,042
Purchase of debt securities	(Note ii)
OnePro Cloud Inc.		—	—	2,840

Interest income of convertible bonds	(Note ii)
OnePro Cloud Inc.		—	—	75

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)  Major balances with related parties

		As of December 31,
		2021	2022

Amount due from a related party:	(Note ii)
OnePro Cloud Inc.		—	2,860

Amount due to related parties:	(Note i)
STT Singapore DC Pte. Ltd.		13,905	8,395
STT DEFU 2 Pte. Ltd.		10,239	8,600
		24,144	16,995
Note i:

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

During the year ended December 31, 2022, the Company recognized RMB564 and RMB478, respectively, as commission income from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. Income earned is based on amount billed on behalf of these two related parties to the ultimate customer amounting to RMB42,792 and RMB43,896, respectively. As of December 31, 2022, amount due to related parties represents the service fee received on behalf of the related parties for one of their customers, which is recorded in accrued expenses and other payables.

These amounts due to related parties are trade in nature and are settled on a recurring basis.

Note ii:

On September 2, 2022, the Company subscribed convertible bonds of US$400 thousand issued by OnePro Cloud Inc. The convertible bond has a term of 12 months with interest rate of 8% per annum and is convertible into Series A Preferred Shares of OnePro Cloud Inc. at the option of holders under certain conditions.

28   PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and the consolidated VIEs. As of December 31, 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Balance Sheets

	As of December 31,
	2021	2022
Assets

Current assets
Cash	3,288,955	760,716
Restricted cash	1,944,589	20,402
Prepaid expenses	10,836	9,698
Other current assets	4,720	2,422
Total current assets	5,249,100	793,238
Investment, loans and amounts due from subsidiaries and consolidated VIEs	25,260,616	30,891,361
Other non-current assets	777	184
Total assets	30,510,493	31,684,783

Liabilities, Mezzanine Equity and Shareholders’ Equity

Current liabilities
Short-term borrowings	3,148,188	1,045,252
Convertible bonds payable, current	-	2,083,829
Accounts payable	899	1,188
Accrued expenses and other payables	32,395	49,670
Due to subsidiaries	849	141,798
Total current liabilities	3,182,331	3,321,737
Convertible bonds payable	1,895,846	4,294,985
Total liabilities	5,078,177	7,616,722

Mezzanine equity
Redeemable preferred shares (US$ 0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2021 and 2022; Redemption value of RMB958,480 and RMB1,047,012 as of December 31, 2021 and 2022, respectively; Liquidation preference of RMB1,269,027 and RMB1,047,012 as of December 31, 2021 and 2022, respectively)	958,480	1,047,012
Total mezzanine equity	958,480	1,047,012

Shareholders’ equity
Ordinary shares (US$ 0.00005 par value; 2,002,000,000 authorized; 1,427,590,059 and 1,456,842,655 Class A ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2021 and 2022)	507	516
Additional paid-in capital	28,983,330	29,048,598
Accumulated other comprehensive loss	(599,186)	(848,360)
Accumulated deficit	(3,910,815)	(5,179,705)
Total shareholders’ equity	24,473,836	23,021,049
Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	30,510,493	31,684,783

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Operations

	Years ended December 31,
	2020	2021	2022

Net revenue	—	—	13,852
Cost of revenue	(94,312)	(116,151)	(102,565)
Gross loss	(94,312)	(116,151)	(88,713)

Operating expenses
Selling and marketing expenses	(58,649)	(54,768)	(42,647)
General and administrative expenses	(224,934)	(285,077)	(232,832)
Research and development expenses	(4,596)	(8,096)	(5,294)
Loss from operations	(382,491)	(464,092)	(369,486)

Other income (expenses):
Interest income	18,641	25,215	5,593
Interest expenses	(155,605)	(95,313)	(207,510)
Equity in loss of subsidiaries and consolidated VIEs	(144,153)	(653,251)	(697,277)
Others, net	(2,799)	223	(210)
Loss before income taxes	(666,407)	(1,187,218)	(1,268,890)

Income tax expenses	—	—	—
Net loss	(666,407)	(1,187,218)	(1,268,890)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2020	2021	2022

Net loss	(666,407)	(1,187,218)	(1,268,890)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(386,951)	(159,551)	(249,174)
Comprehensive loss	(1,053,358)	(1,346,769)	(1,518,064)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

	Years ended December 31,
	2020	2021	2022

Operating activities:
Net cash used in operating activities	(45,269)	(83,019)	(68,391)

Investing activities:
Investment, loans and advances to subsidiaries	(4,940,005)	(9,935,432)	(6,312,513)
Net cash used in investing activities	(4,940,005)	(9,935,432)	(6,312,513)

Financing activities:
Proceeds from short-term borrowings	—	3,187,850	4,218,790
Repayment of short-term borrowings	—	—	(6,555,105)
Payment of issuance cost and commitment cost of debts	(56,587)	(40,645)	(26,465)
Repayment of long-term borrowings	(657,820)	—	—
Proceeds from exercise of stock options	78,748	2,082	—
Net proceeds from issuance of ordinary shares	15,974,517	—	—
Proceeds from issuance of convertible bonds	—	—	3,917,036
Payment of redeemable preferred shares dividends	(65,489)	(49,221)	(51,578)
Net cash provided by financing activities	15,273,369	3,100,066	1,502,678

Effect of exchange rate changes on cash and restricted cash	(563,459)	(160,320)	425,800

Net increase (decrease) in cash and restricted cash	9,724,636	(7,078,705)	(4,452,426)
Cash and restricted cash at beginning of year	2,587,613	12,312,249	5,233,544

Cash and restricted cash at end of year	12,312,249	5,233,544	781,118

Supplemental disclosures of cash flow information
Interest paid	92,509	38,243	143,847

Supplemental disclosures of non-cash investing and financing activities
Settlement of liability-classified restricted share award	10,089	11,147	13,719
Conversion of convertible bonds	65	—	—

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

29   SUBSEQUENT EVENTS

(a)   Private Placement of Convertible Senior Notes

On January 20, 2023, the Company completed the private placement of convertible senior notes due 2030 (the “Notes”) with aggregate principal of US$ 580,000 thousand to certain investors. The Notes bore an annual interest rate of 4.50% and are convertible into ADSs or Class A ordinary shares of the Company at the option of the holders, at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date at a conversion price initially being US$ 24.50 per ADS, subject to customary anti-dilution adjustments. The Company has the right to force a conversion by the holders of all (but not some only) of the Notes at any time on or after the third anniversary of the issuance of the Notes in exchange for ADSs or Class A ordinary shares at the then-prevailing conversion rate, provided certain conditions are met. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes in cash on January 31, 2028, or in the event of certain fundamental changes, in each case at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

(b)   Waiver of Vesting Condition for Certain Restricted Share Units for William Wei Huang

William Wei Huang informed the Company that certain variable pre-paid forward sale contract transactions in respect of 42,457,504 ordinary shares beneficially owned by him, which transactions he originally entered into between May 2020 and June 2022, would expire between March 2023 and December 2023. As a result, his beneficial ownership interest in the Company’s total issued share capital may decrease to below 5% if he choose to settle these transactions by transferring ownership of the ordinary shares, which would trigger an automatic conversion event as mentioned in Note 18.

On March 30, 2023, to prevent the Automatic Conversion and the corresponding potential implication of the change of control, the vesting conditions of 3,888,000 restricted share units (“RSUs”) (equivalent of 486,000 ADSs) granted to William Wei Huang under the 2016 Plan were waived and the vesting of such RSUs was accelerated. The ordinary shares William Wei Huang received upon the accelerated vesting of the foregoing RSUs are subject to a lock-up (including a prohibition on pledges, transfer or derivative transactions) as well as a claw-back arrangement with the Company. As of date of this report, William Wei Huang’s beneficially ownership interest in the Company's total issued share capital including Class A, Class B ordinary shares and redeemable preferred shares was above 5%.