Form 20-F
period 2023-12-31
GDS Holdings Ltd
filed 2024-04-29
CIK 1526125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2023	1,480,842,655
Class B ordinary shares were outstanding as of December 31, 2023	43,590,336

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

☐ Yes    ☐ No

GDS HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2023

i

Conventions That Apply to This Annual Report on Form 20-F

Unless we indicate otherwise, references in this annual report on Form 20-F to:

●	“2019 PRC Foreign Investment Law” are to the PRC Foreign Investment Law promulgated by the National People’s Congress in March 2019, which became effective on January 1, 2020;
●	“ADSs” are to our American depositary shares, each of which represents eight Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“area committed” are to that part of our area in service which is committed to customers pursuant to customer agreements remaining in effect;
●	“area held for future development” are to the estimated net floor area that we have secured for potential future development by different means, which are not actively under construction;
●	“area in service” are to the entire net floor area of data centers (or phases of data centers) which are ready for service;
●	“area pre-committed” are to that part of our area under construction which is pre-committed to customers pursuant to customer agreements remaining in effect;
●	“area under construction” are to the entire net floor area of data centers (or phases of data centers) which are actively under construction and have not yet reached the stage of being ready for service;
●	“area utilized” are to that part of our area in service that is committed to customers and revenue generating pursuant to the terms of customer agreements remaining in effect;
●	“Articles” or “Articles of Association” are to our Articles of Association (as amended from time to time), adopted by way of a special resolution passed on June 5, 2023 and effective on June 5, 2023;
●	“build-operate-transfer data centers” or “B-O-T data centers” are to data centers that we undertake to build and operate for specific customers for their exclusive use, and transfer to such customers at the end of the contract period;
●	“carrier-neutral” or “cloud-neutral” are to data centers that are not owned, operated, or tied to any one network or cloud service provider, respectively;
●	“CBIRC” are to the China Banking and Insurance Regulatory Commission, the predecessor of the State Administration for Financial Regulation of the PRC;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” and the “PRC” are to the People’s Republic of China;
●	“Circular 82” are to the Notice Regarding the Determination of Chinese-controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017;
●	“Class A ordinary shares” are to Class A ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at our general meeting;

●	“Class B ordinary shares” are to Class B ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring weighted voting rights in our company such that a holder of a Class B ordinary share is entitled to 20 votes per share on resolutions tabled at our general meeting for (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances;
●	“commitment rate” are to the ratio of area committed to area in service;
●	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“contracting customers” are to parties with which our company enters into sales agreements, including (i) our company’s end user customers that directly enter into sales agreements with our company; and (ii) intermediate contracting parties that, at the request of our company’s end user customers, enter into sales agreements with our company, in which case our company may provide services to the end user customers through such agreements;
●	“Controlling Shareholders” are to Mr. Huang and STT GDC, unless the context otherwise requires; such term has the meaning ascribed to it under the Hong Kong Listing Rules;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“Data Center Operation Management Platform” are to the platform we developed and operate which provides real-time information on many aspects of data center operating performance;
●	“DTC” are to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;
●	“end user customers” or “customers” are to the end users of our company’s services;
●	“Entity List” are to the list maintained by the United States or U.S. Department of Commerce identifying foreign entities believed to be involved, or pose a significant risk of being or becoming involved, in activities contrary to the national security or foreign policy interests of the United States and which are prohibited from acquiring some or all items subject to the U.S. Export Administration Regulations, or EAR;
●	“foreign private issuer” are to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
●	“GDS Beijing” are to Beijing Wanguo Chang’an Science and Technology Co., Ltd., a limited liability company established in the PRC on May 30, 2006 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Holdings,” “GDSH,” “GDS,” “company,” “our company,” “we,” “our” or “us” are to GDS Holdings Limited, a company incorporated in the Cayman Islands with limited liability on December 1, 2006 and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time;
●	“GDS International“ or “GDSI” are to DigitalLand Holdings Limited, a company incorporated in the Cayman Islands with limited liability on May 18, 2022, which is the holding company of our consolidated subsidiaries and the consolidated affiliated entities conducting international business and operation outside mainland China;
●	“GDS Investment Company” are to GDS (Shanghai) Investment Co., Ltd. (formerly known as Shanghai Free Trade Zone GDS Management Co., Ltd.), a limited liability company established in the PRC on December 30, 2015 and our wholly-owned indirect subsidiary;

●	“GDS Shanghai” are to Shanghai Shu’an Data Services Co., Ltd., a limited liability company established in the PRC on May 4, 2011 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Suzhou” are to Global Data Solutions Co., Ltd., a limited liability company established in the PRC on September 30, 2000 and a wholly-owned subsidiary of GDS Beijing;
●	“GIC” are to GIC Private Limited, Singapore’s sovereign wealth fund;
●	“gross floor area” are either to the total internal area of buildings which we own, or to the total area under lease with respect to buildings which we lease;
●	“Group,” “our Group” or “the Group” are to GDS Holdings Limited and its subsidiaries (including the variable interest entities) from time to time;
●	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“IDC(s)” are to internet data center(s);
●	“M&A Rules” are to the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors jointly issued by MOFCOM, SASAC, STA, CSRC, SAIC and SAFE on August 8, 2006, effective on September 8, 2006 and further amended on June 22, 2009 by MOFCOM;
●	“Macau” or “Macau S.A.R.” are to the Macau Special Administrative Region of the PRC;
●	“Management HoldCo” are to Shanghai Xinwan Enterprise Management Co., Ltd., a limited liability company established in the PRC on October 16, 2019; as of March 31, 2024, the shareholders of Management HoldCo were Yilin Chen (senior vice president, Southeast Asia business), Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business); such shareholders were designated by the board of directors of our company;
●	“Memorandum” or “Memorandum of Association” are to our memorandum of association (as amended from time to time);
●	“MIIT” are to the Ministry of Industry and Information Technology;
●	“MOFCOM” are to the Ministry of Commerce of the PRC;
●	“move-in period” are to the period commencing when part of the area committed under a particular customer agreement becomes area utilized and ending when all of the area committed under such customer agreement becomes area utilized in accordance with the terms of such customer agreement remaining in effect;

●	“Mr. Huang” are to Mr. William Wei Huang, the founder, chairman of the board, and chief executive officer of our company and a Controlling Shareholder;
●	“Nasdaq” are to the Nasdaq Global Market;
●	“NDRC” are to the National Development and Reform Commission;
●	“Negative List (2021)” are to the Special Administrative Measures (Negative List) for Foreign Investment Access, most recently jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and which became effective on January 1, 2022, as amended, supplemented or otherwise modified from time to time;
●	“net floor area” are to the total internal area of the computer rooms within each data center where customers can house, power and cool their computer systems and networking equipment;
●	“ordinary shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.00005 per share;
●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“PRC government” or “State” are to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
●	“pre-commitment rate” are to the ratio of area pre-committed to area under construction;
●	“Principal Share Registrar” are to Conyers Trust Company (Cayman) Limited;
●	“PUE” are to power usage effectiveness;
●	“PUE ratio” are to power usage effectiveness ratio, a metric used to determine the energy efficiency of a data center; it is determined by dividing the total amount of power consumed by the data center by the total amount of power consumed directly by customers to operate their IT systems housed in the data center;
●	“ready for service” are to data centers (or phases of data centers) which have passed commissioning and testing, obtained government approvals for operation, are fully supplied with power, and contain one or more computer rooms fully equipped and fitted out ready for utilization by customers;
●	“RMB” or “Renminbi” are to Renminbi, the lawful currency of the PRC;
●	“SAFE” are to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
●	“SAFE Circular 37” are to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by SAFE with effect from July 4, 2014;
●	“SAIC” or “SAMR” are to the State Administration for Industry and Commerce of the PRC, currently known as the PRC State Administration for Market Regulation;
●	“SASAC” are to the State-owned Assets Supervision and Administration Commission of the State Council;

●	“SCNPC” are to the Standing Committee of the National People’s Congress of the PRC;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“self-developed data centers” are to data centers operated by us that we either purpose-build from the ground up, develop from building shells purpose-built for us, convert from existing buildings, acquire, or build, operate, and transfer pursuant to contacts with specific customers;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shareholder(s)” are to holder(s) of ordinary shares and, where the context requires, ADSs;
●	“sqm” are to square meters;
●	“STA” are to the State Taxation Administration of the PRC;
●	“State Council” are to the PRC State Council;
●	“STT GDC” are to STT GDC Pte. Ltd. (a company incorporated with limited liability in Singapore and a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd), or any other direct or indirect wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd to which STT GDC Pte. Ltd. has transferred all of its beneficial ownership in the issued share capital of the Company;
●	“Takeovers Codes” are to the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong;
●	“third-party data centers” are to data center net floor area operated by us that we lease on a wholesale basis from other data center providers and use to provide data center services to our customers;
●	“Tier 1 markets” are to the areas in and around the cities of Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing;
●	“total area committed” are to the sum of area committed and area pre-committed;
●	“UK” or “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland;
●	“U.S.” or “United States” are to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
●	“US$” or “U.S. dollars” are to the legal currency of the United States;
●	“utilization rate” are to the ratio of area utilized to area in service;

●	“variable interest entities,” “VIE” or “VIEs” are to the variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the VATS licenses, or other business operation licenses or approvals, in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;
●	“VAT” are to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
●	“VATS” are to value-added telecommunications services;
●	“VIE structure” or “Contractual Arrangements with Affiliated Consolidated Entities” or “contractual arrangements with the consolidated VIEs” are to the variable interest entity structure; and
●	“WFOE(s)” are to wholly foreign owned enterprise(s) incorporated in the PRC which is/are directly or indirectly wholly owned by our company.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude Class A ordinary shares issuable upon (i) conversion of our convertible senior notes and (ii) conversion of our convertible preferred shares.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023.

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

ITEM 3.    KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated Affiliated Entities

GDS Holdings Limited is not an operating company in mainland China, but instead is a Cayman Islands holding company. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in telecommunications-related businesses, including the provision of VATS. Our internet data center businesses are classified as VATS by the PRC government. Accordingly, we operate substantially all of these business operations in mainland China through the consolidated VIEs and their subsidiaries, as well as through our subsidiaries, and rely on contractual arrangements, described below, to control the business operations of the consolidated VIEs. GDS Holdings Limited has no equity ownership in the consolidated VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 96.1%, 96.1% and 95.3% of our total revenues for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to a company incorporated in the Cayman Islands and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time. Investors in our ADSs are not purchasing an equity interest in the consolidated VIEs and their subsidiaries in mainland China, but instead are purchasing an equity interest in a Cayman Islands holding company and its subsidiaries (excluding the VIEs and their subsidiaries).

The diagram below summarizes our corporate structure and identifies our significant subsidiaries, consolidated VIEs and their significant subsidiaries as of December 31, 2023. The relationships among each of GDS Shanghai, GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in the diagram below are governed by contractual arrangements and do not constitute equity ownership.

(1)	EDC Holding Limited has 61 direct and indirect subsidiaries incorporated in Hong Kong and 17 direct and indirect subsidiaries incorporated in the British Virgin Islands, Malaysia, Macau, Cayman Islands and Singapore, respectively.
(2)	GDS Investment Company directly and indirectly holds equity interests of 60 subsidiaries in mainland China.
(3)	Management HoldCo is held as to 20% by five management personnel designated by our board of directors namely, Yilin Chen (senior vice president, Southeast Asia business), Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), respectively. Management HoldCo is controlled by our Company through a series of contractual arrangements.
(4)	Since February 2024, WG Data Hub Sdn. Bhd. directly holds 100% of the shares of GDS IDC Services (Malaysia) Sdn. Bhd., GDS IDC II Services (Malaysia) Sdn. Bhd., GDS IDC III Services (Malaysia) Sdn. Bhd. and other Malaysian entities after internal restructuring.
(5)	GDS IDC Services Pte. Ltd. currently holds 70% equity interests in PT GDS Indonesia Group, and the remaining 30% equity interests are held by PT Maleo Investasi Indonesia.
(6)	Jiangsu Wan Guo Xing Tu Data Services Co., Ltd. or Jiangsu Wan Guo Xing Tu, effectively controls a project company, Nantong Wanguo Yunzhen Data Science & Technology Co., Ltd. or Nantong Yunzhen, to operate the B-O-T data centers in Nantong, China through a series of contractual arrangements among Jiangsu Wan Guo Xing Tu, Nantong Yunzhen’s shareholder, Shanghai Xingchang Enterprise Management Company Limited or Shanghai Xingchang, and Shanghai Xingchang’s shareholders.

Our wholly-owned mainland China subsidiaries, the consolidated VIEs and their shareholders have entered into a series of contractual arrangements, including equity interest pledge agreements, shareholder voting rights proxy agreements, exclusive technology license and service agreements, intellectual property rights license agreements, exclusive call option agreements and loan agreements. The terms in each set of contractual arrangements with the consolidated VIEs and their shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.” We rely on these contractual arrangements to control the business operations of the consolidated VIEs. As a result of these contractual arrangements, we are the primary beneficiary of Management HoldCo, GDS Shanghai, GDS Beijing and their respective subsidiaries, and, therefore, have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

There are also uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the contractual arrangements. It is uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate businesses which are classified as VATS by the PRC government and are prohibited or restricted to foreign investment. Furthermore, if future legislation mandates further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance, and business operations could be materially and adversely affected. Further, if our corporate structure or contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, we could be subject to severe penalties, and the relevant regulatory authorities would have discretion in dealing with such violations. As a result, we would be unable to direct the activities of the consolidated VIEs and their subsidiaries, receive their economic benefits and/or claim our contractual control rights over the assets of the VIEs and their subsidiaries that conduct substantially all of our operations in mainland China, we would no longer be able to consolidate such VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect our financial condition and results of operations, and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we may be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure - Uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

In addition, we face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data security and protection, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States, Hong Kong or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, impact our ability to offer or continue to offer securities to investors, or cause the value of our securities to significantly decline or become worthless. For more details of the risks we face related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China.”

The PRC government’s authority in regulating our operations, as well as its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers, could impact our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations of this nature may cause the value of our securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Our business operations are impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur compliance costs.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.”

The complex and changing regulatory environment in mainland China could cause material adverse changes in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People's Republic of China—The complex and changing regulatory environment in mainland China as well as changes in policies, laws, rules and regulations in the PRC could adversely affect us.”

Cash Flows through our Organization

GDS Holdings Limited is a holding company with no material operations of its own. As a result, although other means are available for us to obtain financing at the holding company level, our company’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries. We conduct our operations primarily through our subsidiaries and consolidated VIEs and their subsidiaries. GDS Holdings Limited provides continuing financial support to our subsidiaries for business expansion, while our subsidiaries also obtain financings through borrowings from various financial institutions. Meanwhile, for compliance purpose, the VIEs and their subsidiaries are the contracting party for our IDC service agreements, and our subsidiaries, as the owners of most of the self-developed data center assets, provide outsourcing and other services to the VIEs. Once the VIEs and their subsidiaries receive service fee from the customers, they can settle the corresponding outsourcing and service fees to our subsidiaries accordingly. For more details, see “Item 5. Operating and Financial Review and Prospects—B.Liquidity and Capital Resources.”

Under PRC laws and regulations, our subsidiaries and the VIEs and their subsidiaries incorporated in mainland China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. As of December 31, 2023, the restricted net assets were RMB25,030.6 million (US$3,525.5 million), including those of the VIEs and their subsidiaries of RMB299.3 million (US$42.2 million) and our subsidiaries of RMB24,731.3 million (US$3,483.3 million), which mainly consisted of paid-in registered capital. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure —We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

Under PRC laws, GDS Holdings Limited may provide funding to our mainland China subsidiaries only through capital contributions or intercompany loans, and to our VIEs and their subsidiaries only through intercompany loans, subject to satisfaction of applicable government registration and approval requirements.

In the years ended December 31, 2021, 2022 and 2023, GDS Holdings Limited, through the intermediate holding companies, made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB9,935.4 million, RMB6,312.5 million and RMB1,285.3 million (US$181.0 million), respectively.

In the years ended December 31, 2021, 2022 and 2023, GDS Holdings Limited and our subsidiaries did not provide any additional intercompany loans to the VIEs or their subsidiaries and the VIEs and their subsidiaries did not repay any existing intercompany loans to GDS Holdings Limited and our subsidiaries.

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

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC, or MOF, in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC - identified issuer in 2023 and we do not expect to be so identified in 2024 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the consolidated VIEs and their subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our mainland China subsidiaries, the consolidated VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries, the consolidated VIEs and their subsidiaries in mainland China, including, among others, the VATS licenses, fixed-asset investment project filings and energy conservation review opinions. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may fail to obtain, maintain and update licenses or permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.”

A.          [Reserved]

B.          Capitalization and Indebtedness

Not required.

C.          Reasons for the Offer and Use of Proceeds

Not required.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs and/or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	A slowdown in the demand for data center capacity or managed services could have a material adverse effect on us;
●	Any inability to manage the growth of our operations could disrupt our business and reduce our profitability;
●	If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected;
●	Our business requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services;
●	The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements;
●	Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers could adversely affect our financial condition and results of operations;
●	Our customer agreement commitments are subject to reduction, potential cancellation and non-renewal upon expiry; if renewed, the renewal may be at lower pricing terms or for a lower commitment of utilization.
●	We are expanding our operations to new markets outside of mainland China and Hong Kong, which subject us to additional regulatory, economic and political risks, and we may not be able to effectively implement our international expansion plans; and
●	As we further expand in Southeast Asia and Northeast Asia, specifically in Singapore, Malaysia, Indonesia and Japan, adverse developments in the economic, political, or regulatory environment of these countries may materially adversely affect our business and operating results.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we may be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries;
●	Our contractual arrangements with the consolidated VIEs may result in adverse tax consequences to us; and
●	We rely on contractual arrangements with the consolidated VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

Risks Related to Doing Business in the People’s Republic of China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies; and
●	We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

Risks Related to Our ADSs and Class A Ordinary Shares

●	The trading prices of our ADSs and ordinary shares may be volatile, which could result in substantial losses to you;
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and/or ordinary shares and trading volume could decline;
●	Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares;
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and/or ordinary shares for return on your investment; and
●	The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ADSs and/or ordinary shares.

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

Adverse developments in the data center market, in the industries in which our customers operate, or in demand for cloud computing could lead to a decrease in the demand for data center capacity or managed services, which could have a material adverse effect on us. We face risks including:

●	a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors;
●	a reduction in cloud adoption or a slowdown in the growth of the internet generally as a medium for commerce and communication and the use of cloud-based platforms and services in particular;
●	a downturn in the market for data center capacity generally, which could be caused by an oversupply of or reduced demand for space, and a downturn in cloud-based data center demand in particular;

●	the rapid development of new technologies or the adoption of new industry standards that render our or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or that they become insolvent; and
●	a downturn in the overall economic environment, which causes material challenges to our customers in their own business, as a result of which they may move-in more slowly to our data centers, reduce the area utilized by them, pay only the minimum billable amount stated in customer agreements, or seek to renegotiate, terminate early, or not renew such agreements at expiry.

To the extent that any of these or other adverse conditions occur, they are likely to impact market demand and pricing for our services.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

We have experienced significant growth in recent years. Our net revenue grew from RMB7,818.7 million in 2021 to RMB9,325.6 million in 2022, representing an increase of 19.3%, and increased to RMB9,956.5 million (US$1,402.3 million) in 2023, representing an increase of 6.8%. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a managed service agreement and provide consulting services. Our net revenues from colocation services were RMB6,514.3 million, RMB7,943.3 million and RMB8,669.7 million (US$1,221.1 million) in 2021, 2022 and 2023, representing 83.3%, 85.2% and 87.1% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB1,300.1 million, RMB1,374.6 million and RMB1,286.3 million (US$181.2 million) in 2021, 2022 and 2023, representing 16.6%, 14.7% and 12.9% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB4.3 million, RMB7.7 million and RMB0.6 million (US$0.1 million) in 2021, 2022 and 2023, representing 0.1%, 0.1% and 0.0% of total net revenue over the same periods, respectively.

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

In addition, we have grown our business through acquisitions in the past and intend to continue selectively pursuing strategic partnerships and acquisitions to expand our business. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. There can be no assurance that we will be able to identify, acquire and successfully integrate other businesses and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. See “-We have expanded in the past and may continue to expand in the future through acquisitions of other companies, each of which may divert our management’s attention, result in additional dilution to shareholders or use resources that are necessary to operate our business.”

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

We have substantial indebtedness. As of December 31, 2023, we had total consolidated indebtedness of RMB46,417.0 million (US$6, 537.7 million), including borrowings, finance lease and other financing obligations and convertible bonds. Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

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

We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by share pledge over equity interests of our subsidiaries, our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of our borrowing subsidiaries and/or GDS Beijing and its subsidiaries, and our company as guarantor. For example, some of these agreements contain requirements to maintain a specified minimum cash balance at all times or require that the borrowing subsidiary maintain a certain debt-to-equity ratio. We cannot provide any assurances that we will always be able to meet any covenant tests under our financing arrangements. One of our loan facility agreements requires that STT GDC, one of our major shareholders, maintains an ownership percentage in our company of at least 25%. If this condition was not maintained, pursuant to the terms of relevant facility agreements we could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule. In addition, the majority of our loan facility agreements require that the IDC license of GDS Beijing or the borrowing subsidiaries, other affiliated entities or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, be maintained and renewed on or before the expiry date of the IDC license or authorization thereunder, as applicable. As of the date of this annual report, GDS Beijing and all of its subsidiaries (including GDS Suzhou, Beijing Wan Chang Yun Science & Technology Co., Ltd., or Beijing Wan Chang Yun, Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode, Shanghai Waigaoqiao EDC Technology Co., Ltd. or EDC Shanghai Waigaoqiao, and Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu) have obtained their own IDC licenses respectively. While we do not foresee any legal impediment based on our experience with IDC license renewals, there can be no assurance that we will be able to renew and maintain these licenses in due course. If GDS Beijing or any of its subsidiaries cannot timely renew or maintain its IDC license to provide IDC services, we also could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule.

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

To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses and debt repayment obligations, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we have raised and will likely need to continue to raise additional funds through equity, equity-linked, debt, offshore fund financings and disposal of assets in the future in order to meet our operating and capital needs. In this regard, at our annual general meeting, or AGM, held on June 5, 2023, our shareholders passed ordinary resolutions authorizing our board of directors to approve the allotment or issuance, in the 12-month period from the date of the AGM, of ordinary shares or other equity or equity-linked securities of our company up to an aggregate thirty percent (30%) of our existing issued share capital at the date of the AGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by our company). Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. The Russia-Ukraine conflict, the Israel-Hamas conflict, uncertainty about the future relationship between the PRC and the U.S., and increased regulatory scrutiny have limited, and may continue to limit, our ability to raise, and our flexibility in raising, additional funds. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

If Mr. Huang’s beneficial ownership in our company falls below 2.75%, our dual-class share structure will terminate and a change of control would be triggered under certain of our material commercial and loan agreements, and our business development, financial condition and future prospects may be materially and adversely affected.

Pursuant to special resolutions approved (i) by the shareholders at our AGM held on June 5, 2023, and (ii) by respective holders of the class A ordinary shares, preferred shares and class B ordinary shares at additional meetings of shareholders held on June 5, 2023, our current amended and restated articles of association, or the New Articles, were approved and adopted in substitution for and to the exclusion of the then-existing articles of association, or the Old Articles with immediate effect after the close of the respective AGM and additional meetings of shareholders held on June 5, 2023. The New Articles reflect, among others, amendments that reduced the threshold, from not less 5% to not less than 2.75% (subject to certain exclusions), for Mr. Huang’s beneficial ownership that were specified in the Old Articles, below which threshold all Class B ordinary shares would automatically convert into Class A ordinary shares, and our dual-class share structure would thereby be terminated.

Subject to the provisions of the New Articles, our Class B ordinary shares will automatically convert into Class A ordinary shares upon the occurrence of an automatic conversion event, which events include, among others, Mr. Huang having beneficial ownership in less than 2.75% of our issued share capital on an as converted basis, subject to certain exclusions. As of March 31, 2024, Mr. Huang beneficially owned (whether in the form of ordinary shares or ADSs) 55,605,848 ordinary shares, representing 3.5% of our total issued share capital.

Mr. Huang has in the past entered into, and may in the future enter into, certain transactions from time to time, including derivative transactions (such as variable pre-paid forward sale contract transactions), that have and could have the effect of reducing Mr. Huang’s beneficial ownership in our company. If Mr. Huang chooses to settle these transactions by transferring ownership of the subject ordinary shares to the counterparties, his beneficial ownership interest in our total issued share capital may decrease to below 2.75%, which would trigger an automatic conversion event, unless he otherwise acquires beneficial ownership of additional shares to keep his beneficial ownership at or above 2.75%.

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

In addition, the automatic conversion event could be triggered if Mr. Huang is further diluted due to our financing activities in which we issue additional equity or equity-linked securities (subject to certain exclusions). If we issue additional equity or equity-linked securities in any further financings (subject to certain exclusions), Mr. Huang’s shareholdings could fall below the 2.75% threshold which would trigger an automatic conversion event in our dual-class structure, and this could happen even if he cash settles any derivative transactions that he enters into from time to time.

If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.

As of December 31, 2021, 2022 and 2023, our accounts receivable, net of allowance for credit losses, amounted to RMB1,732.7 million, RMB2,406.0 million and RMB2,545.9 million (US$358.6 million). Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, increased from 75.0 days in 2021 to 81.0 days in 2022, and increased to 90.8 days in 2023, as a higher proportion of our contracts were billed quarterly in arrears as opposed to monthly in arrears.

The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be adversely affected.

Stringent regulatory requirements or restrictions on data center development may adversely affect our results of operations.

The development and operation of data centers in mainland China are subject to stringent regulatory requirements and various governmental authorizations are required to be obtained for the construction and operation of data centers, among which the fixed-asset investment project filings and energy conversation review opinions are the primary governmental authorizations for the construction and operation of data centers. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.”

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

In addition, artificial intelligence technologies have developed rapidly in recent years. Given that the computing power, which may rely on IDC and cloud services, exerts significant influence over artificial intelligence technologies, regulations, policies and rules with respect to new data center development have been issued in order to meet the demand for data and computing power. Meanwhile, the PRC government authorities specially promulgated certain laws to regulate the algorithmic recommendation and deep synthesis technology which are closely related to the generative AI technology since the end of 2021. The laws and regulations related to artificial intelligence technology and products are at an early stage of development and still evolving. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Artificial Intelligence.”

The stringent regulatory requirements or restrictions may have a material adverse effect and affect our results of operations. While we have been making every effort to comply with the relevant regulatory requirements, we cannot assure you that we have obtained, and will be able to obtain the required governmental authorizations (including the fixed-asset investment project filings and energy conversation review opinions) for all our data centers in a timely manner or at all due to the constantly evolving regulatory requirements and practices. Furthermore, we cannot assure you that we will be able to complete required rectification in a timely manner or at all, due to the lack of the required approvals, filings and licenses (including the fixed-asset investment project filings and energy conversation review opinions) if we are ordered to do so by the relevant government authorities, which may result in fines and suspension or shutdown of the operations of the relevant data centers.

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

In mainland China, the government sets annual “Dual-Control” targets to limit the increase in electricity consumption in each province both in absolute terms and relative to GDP in order to conserve energy and reduce carbon emission. China’s central and local governments began implementing “Dual-Control” targets during the thirteenth Five-Year Plan, from 2016-2020. In September 2021, the NDRC issued the “Program for Improving the Dual-Control of Energy Consumption Intensity and Total Volume”, or the Program, which seeks to improve the original policy through promoting the achievement of the carbon peak and carbon neutrality. According to the Program, connection should be made between the issuance of energy conservation review opinion and the “Dual-Control” targets, and the energy consumption review of newly established heavy power-consuming projects shall be strictly controlled and coordinated with local “Dual-Control” targets. Following the Program, the Measures for the Energy Conservation Review of Fixed Asset Investment Projects, which was newly revised by the NDRC on March 28, 2023, and effective from June 1, 2023, further provides, among others, that the energy efficiency level and energy consumption of the project, together with the index for carbon emission and carbon emission intensity, and the carbon reduction measures (if applicable) shall be included in the energy conservation report in the application for the energy conservation review opinion. Local authorities in the Tier 1 markets have also imposed various stringent requirements as to the energy conservation review in connection with the “Dual-Control” targets. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.” These stringent regulatory requirements imposed by local authorities in the Tier 1 markets may also limit our ability to obtain the regulatory approvals for the development and operation of data centers, which are essential for us to obtain power supply and expand our business. If demand for power in a particular area exceeds the government consumption targets, we may not be able to access the increased power supply which we need to grow our business. Furthermore, local governments may take actions, such as suspending power supply, to reduce consumption to targeted levels. This may force us to rely on backup generators at higher cost, which may harm our financial condition and results of operations.

Mission-critical data centers such as ours, require high levels of redundancy, particularly in respect of power infrastructure. For more information about our data centers’ technical features, see “Item 4. Information on the Company—B. Business Overview—Our Business Model—Self-Developed Data Centers—High-Performance Features.” We are subject to risks associated with obtaining access to power supply and power infrastructure from local utilities. In mainland China, we rely on two utility suppliers, State Grid and Southern Grid, each of which has a monopoly over electricity transmission in its areas of operation. We must coordinate extensively with them and finance the construction of necessary power infrastructure, including infrastructure assets located off-site. If local utilities are unable to meet our requirements, we may not be able to grow our business and provide service to our customers on time or at all.

China’s regulatory regime regarding energy conservation has continued to evolve to achieve national targets for peak carbon consumption and carbon neutrality. The government has established platforms for trading of certified carbon emissions reductions, renewable power, and renewable energy certificates. According to the Circular of Further Effectively Conducting the Work Concerning Non-inclusion of Newly Added Renewable Energy Consumption in the Total Energy Consumption Control, or the Circular 1258, promulgated by the NDRC, the National Bureau of Statistics and the National Energy Administration on August 15, 2022, the statistical accounting of data on cross-provincial and provincial transaction, consumption and settlement of renewable energy shall be strengthened, and renewable energy certificates, as certificates for the consumption of power generated from renewable energy, may be traded on the renewable energy certificates trading platform, the establishment of which is vigorously promoted. The NDRC, the National Bureau of Statistics and the National Energy Administration further promulgated the Notice on Strengthening the Connection between Renewable Energy Certificates and Energy Conservation and Carbon Emission Reduction Policy to Vigorously Promote Non-fossil Energy Consumption on January 27, 2024, according to which the consumption of non-fossil energy is promoted for the realization of the Dual-Control of energy consumption intensity and total volume, and the role of renewable energy certificates in energy conservation and carbon emission is further emphasized. We note that local authorities, such as those in Beijing, Shanghai and Shenzhen, gradually incorporate data centers into carbon emission management by allocating carbon emission quotas to specific data center operators, after which, data center operators who are allocated carbon emission quotas are responsible for monitoring and reporting carbon emissions and are required to settle the carbon emission quotas within the prescribed time limit. Further, our customers increasingly request that we provide them with renewable energy solutions. We describe our approach to increasing renewable energy usage in our 2022 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on December 4, 2023.

Renewable energy supply is very limited in Tier 1 markets, as these markets are generally located in Chinese eastern regions and further from mainland China’s renewable sources. We may not be able to obtain sufficient supply or find alternative solutions to enable us to meet our targets or satisfy our customer requirements. Furthermore, renewable energy may come at a cost premium. If we incur this premium, we may not be able to pass the cost to our customers, even though we expect that they will also be seeking to reduce their carbon footprint, which will negatively affect our future operating results and financial condition.

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

The NDRC is introducing gradual market-oriented reform to the power markets. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation.” As a result, we are starting to enter into direct power purchase agreements with power generators, while continuing to purchase through State Grid and Southern Grid. At this early stage of reform, we see power costs increasing. On May 9, 2023, the NDRC issued a Notice on Provincial Power Grid Transmission and Distribution Price and Related Matters within the Third Regulatory Period to announce provincial power grid transmission and distribution prices of the third regulatory period (June 2023 to May 2026), and since certain charges, including the power losses in grid distribution and the pumped storage capacity power charges, are accounted for separately and included in the announced prices, the prices of the third regulatory period are generally higher than those of the second regulatory period. While we believe ongoing reform may enable us to purchase power at normalized or even lower costs by purchasing through a competitive market in the long-term, power costs may remain elevated in the short to medium term, which may adversely affect our results of operations.

As part of the reform, in October 2021, the NDRC expanded the price range of coal-fired power generation, by expanding the range of transaction prices. The government raised the ceiling from 10% to 20% above the floor, which has allowed electricity tariffs to rise above historic levels. Additionally, the NDRC provided that the market transaction price of high energy-consuming enterprises is not subject to such 20% ceiling. Although the NDRC did not provide a clear definition for “high energy-consuming enterprises”, data centers were mentioned alongside traditional high energy consuming industries, such as steel, electrolytic aluminum, cement and calcium carbide, by the NDRC when it came to the goal of “Dual-Control” under the Opinions on Enforcing Energy Efficiency Constraints to Promote Energy Conservation and Carbon Reduction in Key Fields published on October 18, 2021. Some local authorities have also considered data centers as a high energy consuming industry under certain documents related to energy conservation and the power markets. For example, the Beijing Development and Reform Commission, or the Beijing DRC, and other departments explicitly classified data centers as a high energy consuming industry in the Implementation Plan for Further Strengthening Energy Conservation in Beijing published on December 6, 2022. The Zhejiang Provincial Development and Reform Commission made similar classification under the Implementation Opinions of Zhejiang Province on Establishing and Improving Ladder Electricity Tariffs for High Energy Consuming Industries and Penalty Electricity Tariffs for Unit Product Exceeding Energy Consumption Limits (Draft for Comments) published on October 3, 2021. With respect to specific enterprises who are subject to rules and regulations related to high energy consumption, the NDRC further required local authorities to publish a list of high energy-consuming enterprises based on the national energy efficiency benchmark in key areas of high energy consuming industries in connection with the power market system under the Notice on Signing and Performing Medium and Long Term Electric Power Contracts in 2023 published on December 2, 2022. While as of the date of this annual report, we have not been asked to pay electricity tariff above the 20% ceiling, there is a trend to designate data centers as a key industry in terms of high energy consumption and therefore we cannot assure you that we will not be considered as high energy consuming enterprises in the future, which will lead to the potential increase in power cost and may affect our capacity to recover such increased power cost from our customers. For more information about risks arising from fixed price agreements with our customers, see “—We enter into fixed price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.”

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

The Implementation Plan and other policy documents identify eight computing hubs in eastern and western China, and designate ten data center clusters in specific locations within these hubs to complete the overall layout of the national integrated big data center system. We have started to develop and operate hyperscale data centers in some of the hubs designated by the “East Data and West Computation” policy to meet customer demand prior to the introduction of such policy and will continue to do so to meet increased customer demand. Most of our existing data center capacity, including area in service, area under construction and area held for future development is located within the four computing hubs in eastern China and a portion of it is in the ten designated data center clusters. We therefore believe our long-term strategy is aligned with the policy aims. Nevertheless, there are uncertainties on how the policy will be implemented in practice and how this policy will affect the customer demand. For example, according to the Implementation Opinions of the National Development and Reform Commission and Other Ministries and Commissions on In-depth Implementation of the “East-to-West Computing Resource Transfer Project” to Accelerate the Construction of a National Integrated Computing Power Network promulgated by the NDRC, the National Bureau of Data, the Office of the Central Cyberspace Affairs Commission, the MIIT and the National Energy Administration on December 25, 2023, in principle, no large or extra-large data centers shall be newly constructed outside the aforementioned computing hubs. Following these rules and regulations, government authorities may allocate more energy quota to certain areas within the ten designated data center clusters where we have not yet secured resources and remove favorable land and tax policies in areas outside such data center clusters where we have already secured resources, which may have adverse effects on our business.

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

We incurred net losses of RMB1,191.2 million, RMB1,266.1 million and RMB4,285.4 million (US$603.6 million) in 2021, 2022 and 2023, respectively, and we may incur losses in the future. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center capacity, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to renew on the same terms including same price or same commitment of utilization (see “—Our customer agreement commitments are subject to reduction, potential cancellation and non-renewal upon expiry; if renewed, the renewal may be at lower pricing terms or for a lower commitment of utilization”), our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in mainland China, Southeast Asia and elsewhere, as well as general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in data center capacity, increased headcount and increased utility expenses.

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

The data center facilities we operate are subject to failure. Any significant or prolonged failure in any data center facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the cooling equipment, generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our net revenue. Any failure or downtime in one of the data center facilities that we operate could affect many of our customers. The destruction or severe impairment of any of the data center facilities we operate could result in significant downtime of our services and catastrophic loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including:

●	power loss;
●	equipment failure;
●	human error or accidents;
●	theft, sabotage and vandalism;
●	failure by us or our suppliers to provide adequate service or maintenance to our equipment;
●	network connectivity downtime and fiber cuts;
●	security breaches to our infrastructure;
●	improper building maintenance by us or by the landlords of the data center buildings which we lease;
●	physical, electronic and cybersecurity breaches;
●	fires and fire hazards, earthquake, hurricane, tornado, flood and other natural disasters;
●	extreme temperatures;
●	water damage;
●	public health emergencies; and
●	terrorism.

Furthermore, we generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. As of March 31, 2024, most of our data centers (self-developed and third-party) were located in our Tier 1 markets. Several of our data centers are located on campuses or clusters in close proximity to each other in specific districts within our Tier 1 markets. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

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

Delays in the delivery of new data centers or the expansion of existing data centers could involve significant risks to our business.

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

If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans and we may fail to meet delivery schedules committed to customers, which could, among others, result in liability for penalties and loss of customers, and cause material and negative effect to our revenue growth, profitability and results of operations.

The occurrence of a catastrophic event or a prolonged disruption may exceed our insurance coverage by significant amounts.

Our operations are subject to hazards and risks normally associated with the daily operations of our data center facilities. Currently, we maintain insurance policies in the following categories: construction and installation, business interruption for lost profits, property and casualty, public liability, cybersecurity liability, directors and officers liability, employer liability and commercial employee insurance. Our business interruption insurance for lost profits includes coverage for business interruptions, our property and casualty insurance includes coverage for equipment breakdowns and our commercial employee insurance includes employee group insurance and senior management medical insurance. We believe our insurance coverage adequately covers the risks of our daily business operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations and subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

We may be vulnerable to cybersecurity failures, data security breaches and operational risks which could disrupt or have a material adverse effect on our operations, our financial condition and results of operations.

A party who is able to compromise cybersecurity, data security and/or other measures protecting the data center facilities we operate, any of the data stored in such data center facilities, or their IT systems, could misappropriate our or our customers’ proprietary information or cause interruptions or malfunctions in our operations. As we provide assurances to our customers that we provide the highest level of security, such a compromise could be particularly harmful to our brand and reputation. We face the ongoing risk of threats to, attacks on and incidents involving cybersecurity, data security, and the IT systems of ours. For example, a non-critical customer support IT system of ours was a target of cyber-attacks and hacking activities. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by failures or breaches in cybersecurity or data security. In addition, as we continue expanding our service offerings in managed cloud services, including direct private connection to major cloud platforms and the provision of cloud infrastructure, we will face greater risks from potential threats, attacks and incidents because the provision of cloud-related services will increase the flow of internet user data through the data center facilities we operate and create broader public access to our system. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any cybersecurity failures or data security breaches that may occur could expose us to increased risk of lawsuits, regulatory investigations and penalties, negative publicity, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our operations, financial condition and results of operations.

Risks and deficiencies in cybersecurity and/or data security may also be identified in the course of government inspections, which could subject us to fines and other sanctions. During construction of certain of our facilities, government inspectors have cited security risks at our construction sites and subjected us and our legal representative to fines for such risks. We cannot assure you that similar fines and sanctions will not occur in the future, or that such fines and sanctions will not result in damage to our business and reputation, which could have a material and adverse effect on our results of operations.

In addition, any assertions of alleged breaches in cybersecurity or data security or IT systems failures made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition and results of operations.

Our ability to provide data center services depends on the major telecommunications carriers in China providing sufficient network services to our customers in the data center facilities that we operate on commercially acceptable terms.

Our ability to provide data center services depends on the major telecommunications carriers in mainland China, namely China Telecom, China Unicom and China Mobile, providing sufficient network connectivity and capacity to enable our customers to transfer data to and from equipment that they locate in the data center facilities that we operate. Furthermore, given the limited competition among basic service providers in the telecommunications market in mainland China, we depend on the dominant carrier in each location to provide such services to our customers on commercially acceptable terms. Although we believe we have maintained good relationships with China Telecom, China Unicom and China Mobile in the past, there can be no assurance that they will continue to provide the network services that our customers require on commercially acceptable terms at each of the data centers where we operate, if at all. In addition, if China Telecom, China Unicom or China Mobile increases the price of their network services, it would have a negative impact on the overall cost-effectiveness of data center services in mainland China, which could cause our customers’ demand for our services to decline and would materially and adversely affect our business and results of operations.

Our leases for self-developed data centers or our agreements for third-party data centers could be terminated early and we may not be able to renew our existing leases and agreements on commercially acceptable terms or our rent or payment under the agreements could increase substantially in the future, which could materially and adversely affect our operations.

Most of our self-developed data centers are located in properties that we hold under long-term leases. Such leases generally have 15 to 20-year terms from inception. In some instances, we may negotiate an option to purchase the leased premises and facilities or a right of first refusal for the renewal of the existing leases according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into three agreements in respect of data centers in operation with parties who have not produced evidence of proper legal title of the premises, and although we may seek damages from such parties, such leases may be void and we may be forced to relocate The three agreements are in relation to five leased data centers which collectively accounted for approximately 3.1%, 2.6% and 2.5% of our revenues in the years ended December 31, 2021, 2022 and 2023, respectively, and approximately 4.8%, 4.3% and 3.8% of total area committed as of December 31, 2021, 2022 and 2023, respectively. Eleven of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had two customers that generated 23.7% and 22.2% of our total net revenue, respectively, in 2021, two customers that generated 25.1% and 19.9% of our total net revenue, respectively, in 2022, and two customers that generated 27.9% and 16.8% of our total net revenue, respectively, in 2023. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2023, we had two customers who accounted for 34.0% and 13.7%, respectively, of our total area committed. No other customer accounted for 10% or more of our total area committed. Moreover, for several of our data centers, a limited number of customers accounted for or are expected to account for a substantial majority of area committed or area utilized, including some cases where a single customer accounted for all area committed or area utilized.

Delay of customer move-in results in less area utilized by the customer which is already committed. If the customer’s move-in time is longer than the typical committed move-in period of 12 to 24 months, the customer may either pay the minimum billable amount or we may renegotiate with the customer on a case by case basis. If there are contract early terminations or non-renewal in relation to these customers, then our net revenue and results of operations would be materially and adversely affected. In 2023, one of our major customers moved out of several of our data centers in Beijing, which was a major churn event. There are a number of factors that could cause us to lose major customers. Because many of our agreements involve services that are mission-critical to our customers, any failure by us to meet a customer’s expectations could result in cancellation or non-renewal of the agreement. Our service agreements usually allow our customers to terminate their agreements with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice is given. In addition, our customers may decide to reduce spending on our services due to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Furthermore, our customers, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may demand price reductions or reduce the scope of services to be provided by us, any of which could reduce our profitability. In addition, our reliance on any individual customer for a significant portion of our net revenue may give that customer a degree of pricing leverage against us when negotiating agreements and terms of services with us.

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

Our customer agreement commitments are subject to reduction, potential cancellation and non-renewal upon expiry; if renewed, the renewal may be at lower pricing terms or for a lower commitment of utilization.

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

Although we seek to renew customer agreements when those agreements are due for renewal, and we endeavor to secure high rates of agreement renewals for our services on the same or better terms including price, and same commitment of utilization, there can be no assurance that we will be able to renew service agreements with our existing customers with the same or better terms, including price and same commitment of utilization, or re-commit space relating to expired service agreements to new customers if our current customers do not renew their agreements.

In addition, our customer agreement commitments during a particular future period may be reduced due to intense competition, or for reasons outside of our customers’ control, such as general prevailing economic conditions. It is difficult to predict how market forces, or PRC or U.S. government policies, in particular, and uncertainty in bilateral relations between the PRC and the U.S., may continue to impact the PRC economy as well as related demand for our colocation and managed services going forward. See “—Geopolitical tensions have led to adverse trends in the areas of trade, technology and even finance between China and the United States and these adverse trends may continue, which could negatively affect our business operations and results of operations.”

In the event of a customer’s early termination, non-renewal of expired agreements, or a renewal of an expired agreement for significantly fewer services or reduced area than it had previously utilized, or a renewal of an expired agreement for significantly lower pricing terms than it had previously paid, we may be unable to timely enter into services agreements so that the expired existing space can be utilized by new or other existing customers, our service revenue may be negatively impacted, and our results of operations could be materially and adversely affected.

Our quarterly churn rate, which we define as the ratio of quarterly service revenue from agreements which terminated or expired without renewal during the quarter to the total quarterly service revenue for the preceding quarter, averaged 0.4%, 0.5% and 1.9% in 2021, 2022 and 2023, respectively. During 2024, data center service agreements with our customers with respect to 13.8% of our total area committed as of December 31, 2023 will become due for renewal.

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

Our major customers operate in a limited number of industries, particularly in the cloud services and internet sector. As of December 31, 2023, customers from the cloud services and internet sector accounted for 56.2% and 32.5% of our total area committed, respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services and internet sector. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the demand for our services.

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

We face competition from the state-owned telecommunications carriers, namely China Telecom, China Unicom and China Mobile, domestic and international carrier-neutral data center service providers and other global telecommunications carriers. Our current and future competitors may vary by size and service offerings and geographic presence. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

We operate in a competitive market, and we face pricing pressure for our services. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. Although we offer a broad range of data center services, our competitors that specialize in only one of our service offerings may have competitive advantages in that offering. With respect to all of our colocation services, our competitors may offer such services at rates below current market rates or below the rates we currently charge our customers. With respect to both our colocation and managed service offerings, our competitors may offer services in a greater variety that are more sophisticated or that are more competitively priced than the services we offer. We may be required to lower our prices to remain competitive, which may decrease our margins and adversely affect our business prospects, financial condition and results of operations.

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

Our operations expose us to risks related to export controls and economic and trade sanctions. In recent years, the U.S. government and other governments have threatened and/or imposed export controls, economic sanctions, or other trade restrictions on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, as well as taken other actions against Huawei and related persons. This has raised further concerns as to whether, in the future, China-based companies, including us, may be subject to additional regulatory challenges or enhanced restrictions in a wide range of areas such as data security, telecommunications, artificial intelligence, cloud computing, semiconductor manufacturing, technologies deployed for surveillance purposes, import/export of technology or other business activities. We may also face restrictions on transactions with certain customers, business partners and other persons.

For example, the U.S. government has added hundreds of Chinese companies and institutions, including Huawei, to the Entity List under the U.S. Export Administration Regulation, or EAR, and imposed targeted export controls and trade restrictions on them that could effectively bar their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin content or involve certain U.S.-origin technology or software. The Entity List identifies foreign parties that are prohibited from obtaining—whether by export, re-export, or transfer in-country—some or all items subject to the EAR, unless the exporter secures a license. Licenses and exceptions to the license requirement are rarely granted or available to exporters. Exporting, re-exporting or transferring items in violation of the EAR could result in criminal and/or civil penalties. The U.S. Department of Commerce has indicated that engaging in activities contrary to U.S. national security and/or foreign policy interests would be grounds for inclusion on the Entity List.

Furthermore, on June 3, 2021, U.S. President Biden issued Executive Order 14032 amending Executive Order 13959 to prohibit certain transactions involving the purchase or sale of publicly traded securities of designated companies. Restrictions are applicable to certain entities designated as Chinese Military-Industrial Complex Companies, or CMICs, who have been placed on the CMIC List. While the CMIC List is not a blocking sanctions list, it is possible that in the future more severe sanctions may be imposed by the U.S. government on CMICs. Additional companies, including China-based technology companies, have been added to the CMIC List for their alleged involvement in supporting surveillance of ethnic and religious minorities in Xinjiang, China and for their alleged involvement in efforts to develop and use biotechnology and other technologies for military application and human rights abuses. Additionally, the United States has ended trade preferences for Hong Kong as well as imposed sanctions on certain officials of Hong Kong and the PRC government.

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

These restrictions, and similar or more expansive restrictions or sanctions may be imposed by the U.S. or other governments in the future that may adversely affect our ability to work with certain existing and future customers and business partners. This, in turn, could possibly lead to the modification or cancellation of our existing customer contracts, all of which would harm our business. Furthermore, our association with customers or business partners that are or become subject to U.S. regulatory scrutiny, export restrictions or sanctions could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, customers of our customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial conditions or prospects.

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

Geopolitical tensions have led to adverse trends in the areas of trade, technology and even finance between China and the United States and these adverse trends may continue, which could negatively affect our business operations and results of operations.

In recent years, the bilateral relationship between China and the United States has been marked by intense potential conflicts between the two countries in trade, technology and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China and Chinese companies. Uncertainty about the future relationship between China and the United States has increased in recent years due to, among other things, export controls, economic and trade sanctions which have been imposed and/or threatened by the U.S. government on a number of Chinese technology companies, some of which are existing or potential customers and/or suppliers to us. These have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other Chinese technology companies, including us, in a wide range of areas such as data security, emerging technologies, semiconductor manufacturing, artificial intelligence, cloud computing, outbound investment, “dual-use” commercial technologies and applications that could be deployed for surveillance or military purposes, import/export of technology or other business activities.

For instance, in August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. In October 2022, the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, released broad changes in export control regulations, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. In October 2023, BIS issued updated and strengthened export controls restricting the export to China of advanced computing semiconductors, semiconductor manufacturing equipment and supercomputing items, that are intended to restrict China’s ability to purchase and manufacture advanced chips, enhancing controls under the previous regulations from October 2022. The U.S. government also announced in August and November 2023, in Executive Orders and proposed regulations, that it would issue new regulations relating to artificial intelligence and cloud computing, including restrictions in investment into Chinese companies engaged in artificial intelligence, semiconductors and microelectronics, and quantum information technologies sectors, as well as potential restrictions in provision of cloud-computing services to China-based companies. These restrictions or regulations, and similar or more expansive restrictions or regulations that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to provide services to our existing or potential customers as well as our and our customers’ ability to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. There can be no assurance that the current and/or future restrictions or regulations implemented by the U.S. government, or authorities in other jurisdictions, and related developments, will not have a negative impact on our business operations or reputation.

In addition, new sanctions or export control restrictions targeting our existing or potential customers and/or suppliers of ours or any other parties that have collaborative relationships with us or our affiliates, or our company may result in significant interruption in our business, regulatory investigations and reputational harm to us. Media reports on alleged violation of export control or economic and trade sanctions or data security and privacy laws, by us or by our customers, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions or data security and privacy laws and rules, even in situations where the potential amount or fine involved may be relatively small, our businesses could be severely interrupted and our reputation could be significantly harmed.

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

China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States in May 2018, China imposed retaliatory tariffs on U.S. goods of a similar value, and in response to the tariff announcements by the United States in August 2019, China announced it would stop buying U.S. agricultural products and would not rule out import tariffs on newly purchased U.S. agricultural products. In September 2019, China unveiled several tariff exemptions for U.S. products, including various agricultural products. Even though, in January 2020, the “Phase One” trade agreement was signed between the United States and China, the future relationship between the PRC and the U.S. remains uncertain, and there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, and may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. If these measures and tariffs affect any of our customers and their business results and prospects, their demand for, or ability to pay for, our data center services may decrease, which would materially and adversely affect our results of operations. In addition, if China were to increase the tariff on any of the items imported by our suppliers and contract manufacturers from the U.S., they might not be able to find substitutes with the same quality and price in China or from other countries. As a result, our costs would increase and our business, financial condition and results of operations would be adversely affected.

Our failure to comply with regulations applicable to our leased data center buildings may materially and adversely affect our ability to use such data centers.

Among the data center buildings that we lease, including those under construction, a majority of the lease agreements have not been registered or filed with relevant authorities in accordance with the applicable PRC laws and regulations. The enforcement of this legal requirement varies depending on local practices. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. The relevant PRC law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease, and the lease agreements of several of our data centers provide that the lessor is responsible for processing the registration and must compensate us for losses caused by any breach of the obligation. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us in accordance with the terms of the lease agreement, such fine will be borne by us. In the case of one data center in Beijing, a portion of the building has been constructed without obtaining the building ownership certificate, and the part of the lease in relation to such portion may be deemed invalid if the construction has not been duly approved by the government, in which event we would not be able to use that portion of property. If the owners fail to obtain the necessary consents and/or to comply with the applicable legal requirements for the change of usage of these premises, and the relevant authority or the court orders us to use the relevant leased buildings for the designated usage only, we may not be able to continue to use these buildings for data center purposes and we may need relocate our operation there to other suitable premises. We may also be subject to administrative penalties for lack of fire safety approvals for renovation of the leased premises, and we may be ordered to suspend operations at applicable premises if we fail to timely cure any such defect. Construction or renovation of certain other of our data centers was carried out without obtaining construction (including zoning) related permits, and certain leased premises were put into use without fulfillment of construction inspection and acceptance procedures, which may cause administrative penalties to be imposed on us in the case of renovation, and may cause the use of the leased premises to be deemed illegal, and we may be forced to suspend our operations as a result. See also “—Risks Related to Doing Business in the People’s Republic of China—Our business operations are impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur compliance costs.”

We may be regarded as being non-compliant with the regulations on VATS due to the lack of IDC licenses for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects.

The laws and regulations regarding VATS licenses in the PRC are relatively new and are still evolving, and their interpretation and implementation involve uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries not included in the Special Management Measures (Negative List) of the Catalog are permitted industries. Industries such as VATS, including internet data center services, are restricted or prohibited to foreign investment. The Special Management Measures (Foreign Investment Permitted Negative List) of the Catalog has been superseded by the Special Management Measures (Negative List) (2018) and the Encouraged Foreign Investment Industry Catalog has been superseded by Encouraged Foreign Investment Industry Catalog (2019). On December 27, 2021, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2021), which became effective on January 1, 2022. Foreign investment in VATS (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List (2021). Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. On April 10, 2024, the MIIT released the Circular on the Pilot Scheme for the Further Opening of Value-Added Telecom Services to Foreign Investment, or the VAT Circular, announcing that China will remove foreign ownership restrictions on certain VATS provided within domestic pilot areas, however, the VAT Circular does not provide any further guidance on the application of foreign investment company for the VATS licenses. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations on Foreign Investment Restrictions.” Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in mainland China and the procedures and requirements for obtaining such licenses.

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

GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen, Chengdu, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou, Wulanchabu, Wuhan, Nantong and Chongqing. In order to adapt to the new regulatory requirements and address pre-existing customer agreements, we converted GDS Suzhou into a domestic company wholly owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from Further Success Limited, or FSL, a limited liability company established in the British Virgin Islands, in order to enable GDS Suzhou to provide IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. The MIIT approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu, so that they were authorized to provide IDC services, and as of the date of this annual report, GDS Suzhou and Kunshan Wanyu have obtained their own IDC licenses respectively. As part of the VIE restructuring, we converted and changed the shareholding of EDC Shanghai Waigaoqiao, in the same way as GDS Suzhou, and the MIIT approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao was also authorized to provide IDC services, and the MIIT approved GDS Beijing’s application to expand its IDC license coverage to include Shenzhen Yaode. As of the date of this annual report, EDC Shanghai Waigaoqiao and Shenzhen Yaode have obtained their own IDC licenses respectively. As the result of our acquisition of BJ10, BJ11 and BJ12, we have acquired all of the equity interests in Lanting (Beijing) Information Science and Technology Co., Ltd., or Lanting Information, which therefore has been converted into a foreign-invested company. The existing customer agreements of BJ10, BJ11 and BJ12 were entered into by Lanting Information as an IDC service provider before our acquisition. As part of the acquisition, Lanting Information canceled its IDC license prior to the closing and the relevant counterparties have completed the assignment of all of the rights and obligations of Lanting Information as the IDC service provider under these customer agreements to GDS Beijing as the IDC service provider. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are the VIEs and their subsidiaries.

However, there can be no assurance that our agreements signed before the completion of the VIE restructuring with any of our WFOEs as the service provider will not be deemed as historical non-compliance. Also, we cannot assure you that the fact that Lanting Information is the signing party of such agreements during the interim period from the cancellation date of its own IDC license to the completion date of the assignment of such agreements will not be deemed as historical non-compliance. If the MIIT regards us as existing in a state of non-compliance, penalties may potentially be assessed against us. It is possible that the amount of any such penalties may be several times more than the net revenue generated from these services. Our business, financial condition, expected growth and prospects would be materially and adversely affected if such penalties were to be assessed upon us. It is also possible that the PRC government may prohibit a non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

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

For example, the revised Telecom Catalogue came into effect in March 2016 in which the definition of the IDC business also covers the internet resources collaboration services business to reflect the developments in the telecommunications industry in mainland China and covers cloud-based services. Also, in January 2017, the MIIT issued The Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market, or the 2017 MIIT Circular, according to which an enterprise that obtained its IDC license prior to the implementation of the revised Telecom Catalogue and has actually carried out internet resources collaboration services shall make a written commitment to its original license issuing authority before March 31, 2017 to meet the relevant requirements for business licensing and obtain the corresponding telecommunication business license by the end of 2017. The 2017 MIIT Circular also requires that companies providing IDC services shall not construct communication transmission facilities without permission. Although we have successfully expanded the scope of our IDC licenses to cover internet resources collaboration services, fixed network domestic data transmission services and domestic internet virtual private network services as required under the 2017 MIIT Circular, changes in the regulatory environment of this kind are potentially disruptive to our business as they may require us to modify the way we conduct our business in order to receive licenses or otherwise comply with such requirements. We may also be deemed in non-compliance for failure to update our operation licenses in a timely manner according to such new regulatory requirements. Any such changes could increase our compliance costs, divert management’s attention or interfere with our ability to serve customers, any of which could harm our results of operations.

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

As of December 31, 2023, we operated an aggregate net floor area of 7,493 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

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

We derive the majority of our revenue from cloud service providers. Since our agreements with key cloud service providers in mainland China are non-exclusive, these companies may decide in the future to partner with more of our competitors, develop in-house data center capabilities or terminate their agreements with us, any of which could adversely and materially affect our business expansion plan and expected growth.

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

Our success depends in part upon our proprietary intellectual property rights, including certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our services. We rely on a combination of copyright, trademark, trade secrets and other intellectual property laws, nondisclosure agreements with our employees, customers and other relevant persons and other measures to protect our intellectual property, including our brand identity. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common in mainland China and enforcement of intellectual property rights by PRC regulatory agencies is inconsistent. As a result, litigation may be necessary to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the complex and changing regulatory environment as well as potential difficulties in enforcing a court judgment in mainland China, there is no guarantee that we would be able to halt any unauthorized use of our intellectual property in mainland China through litigation.

We may be subject to third-party claims of intellectual property infringement.

We derive most our revenues in mainland China and use , our figure trademarks, in a majority of our services. We have registered the figure trademark in mainland China and the trademark and in Hong Kong in several categories that cover our services areas and we plan to register the figure trademark in mainland China in certain additional categories. We have also registered the pure text of “GDS”, “万国数据” as a trademark in several categories that cover our services areas, however, a third party has also registered the pure text of “GDS”, “万国数据”as a trademark in certain IT-related services. As the services for which the third-party trademark is registered are also IT-related and could be construed as similar to ours in some respects, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, if we use the pure text of “GDS”, “万国数据” (which we have not registered as a trademark with respect to all services we provide) as our trademark, we may be required to explore the possibility of acquiring this trademark or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional costs. In addition, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using trademark or technology containing the allegedly intellectual property. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that require us to alter our processes or methodologies so as not to infringe upon a third party’s intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

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

We are expanding our operations to new markets outside of China, which subject us to additional regulatory, economic and political risks, and we may not be able to effectively implement our international expansion plans.

We are expanding our operations in new markets outside of China, such as Singapore, Malaysia, Indonesia and Japan. In addition, we began providing data center services in Singapore and Malaysia. We are currently evaluating other expansion opportunities as well.

Our ability to effectively implement our international plans will depend on, among other things, our ability to source and develop additional data centers on an economically feasible basis, and our ability to secure commitments from customers. Our new markets may have different competitive conditions and may subject us to operating considerations that are different from those we have experienced in China, which, in turn, may adversely affect our ability to develop and operate data centers in these new markets.

International expansion involves operational risks related to zoning, regulatory approvals, and construction. Our lack of operating experience in new markets may adversely impact our ability to successfully develop new data centers. To successfully develop our data center facilities in these new markets, we must work closely with local government regulators, power suppliers and carriers, where our proposed data centers are located, and third-party technical personnel with whom we have limited experience. Should a significant vendor working on any such development project breach their contractual obligations during the construction process, we could experience significant delays, increased costs to complete the project and other issues that may negatively impact our business. See “Item 4. Information on the Company—B. Business Overview-Regulatory Matters-Singapore Regulations,” “—Malaysia Regulations,” “—Indonesia Regulations” and —Japan Regulations.

We are subject to a variety of national, regional and local laws and regulations in the markets where we do business, notably China, Southeast Asia and Northeast Asia, some of which may conflict with each other and all of which are subject to change. These laws and regulations include telecommunication regulations, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses. Any new regulations or policies pertaining to our business may result in significant additional expenses to us and customers, which could cause a significant reduction in demand for data center services. Changes in applicable laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines.

Undertaking and managing international expansion may subject us to additional risks, including:

●	protectionist laws and business practices favoring local competition;
●	greater difficulty or delay in accounts receivable collection;

●	difficulties in staffing and managing foreign operations, including negotiating with foreign labor unions or workers’ councils;
●	political and economic instability, as well as geopolitical tensions among the PRC, the U.S. and/or member states in the Association of Southeast Asian Nations, or ASEAN; see “— Geopolitical tensions have led to adverse trends in the areas of trade, technology and even finance between China and the United States and these adverse trends may continue, which could negatively affect our business operations and results of operations”;
●	unexpected changes in regulatory, tax and political environments;
●	fluctuations in exchange rates between the Renminbi and other currencies, including but not limited to the Hong Kong dollar, Macanese pataca, the U.S. dollar, the Singapore dollar, Malaysian ringgit and Indonesian rupiah;
●	difficulties in repatriating funds from certain countries;
●	difficulties in managing across cultures and in foreign languages;
●	our ability to obtain, transfer or maintain licenses required by governmental entities with respect to our business;
●	our ability to secure and maintain the necessary physical and telecommunications infrastructure;
●	compliance with anti-bribery and corruption laws; and
●	compliance with evolving governmental regulation with which we have little experience.

As we further expand into overseas markets in Southeast Asia and Northeast Asia, we may face risks associated with a lack of market knowledge or understanding of the local economy and culture, forging new business relationships in the area and unfamiliarity with local government procedures. In addition, due diligence, transaction and structuring costs in Southeast Asia and Northeast Asia may be higher than those we may face in mainland China and Hong Kong. We may mitigate such risks through extensive diligence and research and associations with experienced local partners; however, we cannot assure you that all such risks will be eliminated.

As we further expand in Southeast Asia and Northeast Asia, specifically in Singapore, Malaysia, Indonesia and Japan, adverse developments in the economic, political, or regulatory environment of these countries may materially adversely affect our business and operating results.

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

If GDSH’s beneficial ownership in GDSI falls below 50% or cease to have the ability to appoint the majority of the board of directors of GDSI or otherwise ceases to have the control over the management and policies of GDSI, a change of control would be triggered under certain of GDSI’s real property leases, customer agreements and/or loan agreements, and the business development, financial condition and future prospects of GDSH and/or GDSI may be materially and adversely affected.

GDSI has entered into definitive agreements for the Investors to subscribe for US$587 million of the Series A shares newly issued by GDSI. Post-closing and on an as-converted basis, GDSH will own approximately 56.1% of the equity interest of GDSI in the form of ordinary shares. The remaining 43.9% equity interest will be held in the form of Series A shares by the Investors. GDSI expects to establish an equity incentive plan which provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of its issued share capital as of the closing of the Series A subscription. GDSH and certain Investors will have the right to appoint directors to the board of GDSI proportionate with their ownership and GDSH will appoint a majority of the GDSI board of directors at the closing of the Series A subscription.

As the business of GDSI continues to expand, it is likely that GDSI will undertake further new share issues to raise funding for its business growth. GDSH will have the opportunity to participate in such new share issues by exercising its pre-emptive rights. However, if GDSH chooses not to participate, GDSH’s beneficial ownership in GDSI may be diluted to below 50%. In addition, GDSI expects to establish an equity incentive plan which provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of its issued share capital as of the closing of the Series A subscription, and GDSI may establish additional equity incentive plans in the future. If GDSI issues new shares pursuant to such equity incentive plans, GDSH’s beneficial ownership in GDSI may be diluted to below 50%. Consequently, GDSH may cease to have the ability to appoint the majority of the board of directors of GDSI or otherwise ceases to have the control over the management and policies of GDSI, which would trigger a change of control under certain real property leases, customer agreements and loan agreements to which GDSI and/or its subsidiaries are parties. The occurrence of change of control, unless the consent to such change of control is obtained from the respective counterparties, would result in the early termination of such leases or customer agreements and damages payable to the counterparties under such leases or customer agreements, and early repayment under the loan agreements, which could have material adverse effects on the business development, financial condition and future prospects of GDSH and/or GDSI. In the event that GDSH’s beneficial ownership in GDSI is diluted to below 50% and/or GDSH ceases to have the ability to appoint the majority of the board of directors of GDSI, GDSH would no longer be able to consolidate GDSI in its consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect the financial condition and results of operations of GDSH.

If we are unable to monetize our existing data center assets, our business, results of operations and financial condition may be materially and adversely affected.

Our business, results of operations and financial condition partly depend on our ability to monetize our existing data center assets while continuously investing in new data center projects and acquisitions. We are working on various kinds of asset monetization transactions, such as data center funds, joint ventures, sale and lease-back arrangements and asset sales. For example, in March 2023, we signed a limited partnership agreement with a sovereign wealth fund to establish an investment fund that proposes to invest in mainland China data centers, and this fund remains subject to the satisfaction of various conditions. We face a number of challenges that may affect our ability to successfully engage in such asset monetization transactions, including:

●	highly complex structuring requirements, in order to comply with PRC regulations applicable to the data center sector business and industry in mainland China;
●	our ability to continue to take responsibility for colocation and managed services delivery and operations under relevant customer agreements for our existing data center assets, given the highly demanding and complex nature of such agreements;
●	intense competition for financing generally, and alternative investment opportunities may be available on more favorable terms to investors;
●	challenges in attracting and retaining investors for our existing data center assets; and

●	significant challenges in selling existing data center assets, as there is not a well-established market for this asset class.

Any of these factors may prevent us from being successful in monetizing our existing data center assets. Investment performance achieved and rates of return realized by any asset monetization transactions may fail to meet investor expectations. We therefore may be unable to establish and scale up asset monetization transactions in order to meet our financing objectives. If we are unable to monetize our existing data center assets, our business, results of operations and financial condition may be materially and adversely affected.

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

We have expanded in the past and may continue to expand in the future through acquisitions of other companies, each of which may divert our management’s attention, result in additional dilution to shareholders or use resources that are necessary to operate our business.

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

There is considerable uncertainty over the global economy and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including those of the United States and the PRC. There have been concerns about the economic effects of rising tensions between the PRC and the United States, as well as between the PRC and surrounding Asian countries. See “—Geopolitical tensions have led to adverse trends in the areas of trade, technology and even finance between China and the United States and these adverse trends may continue, which could negatively affect our business operations and results of operations.” Economic conditions in the PRC are sensitive to global economic conditions. International conditions and any new or escalating trade war can lead to disruption in our supply chain and higher costs of capital expenditures.

The continuing conflict between Russia and Ukraine, and the new conflict between Israel and Hamas, have significantly impacted global economic markets. Russia’s military interventions in Ukraine have also led to, and may continue to lead to, additional economic or trade sanctions being imposed against Russia by the U.S., European Union and other countries. We cannot predict the progress or outcome of the situation in Russia and Ukraine, or in Israel and Gaza, as the conflict and governmental reactions continue to evolve. Prolonged unrest, intensified military activities, and more extensive economic or trade sanctions impacting Russia and Ukraine could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, financial condition, liquidity and business outlook. Any disruptions or continuing or worsening slowdown in the global economy or the PRC economy, whether as a result of the Russia-Ukraine conflict, the Israel-Hamas conflict, uncertainty about the future relationship between the PRC and the U.S., or other reasons, could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have a negative impact on our business, financial condition and results of operations. A decrease in economic activity, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers’ expenditures and, as a result, may also adversely affect our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet our liquidity needs. Any periods of continuing or worsening increased or heightened volatility in financial, equity and other markets, particularly due to investor concerns relating to the Russia-Ukraine conflict, the Israel-Hamas conflict, or uncertainty about the future relationship between the PRC and the U.S., could limit our ability to raise funds, pursue further business expansion and maintain revenue growth. See “—The uncertain economic environment may have an adverse impact on our business and financial condition” above.

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

Declining valuation of long-lived assets could result in impairment charges, the determination of which involves a significant amount of judgment on our part. Any impairment charge could have a material adverse effect on us.

We test long-lived assets (including property and equipment, prepaid land use rights, operating lease right-of-use (“ROU”) assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group's carrying value over its fair value. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach and determined based on the higher of the forecasted discounted cash flows expected to result from the data center assets' operations and eventual disposition and the price market participant would pay to sub-lease and acquire the remaining data center assets, which reflects the highest and best use of the asset groups. Significant inputs used in the income approach primarily included utilization rates used to estimate the forecasted undiscounted cashflows expected to result from the data center assets' operation and discount rate. For the years ended December 31, 2022 and 2023, impairment losses of long-lived assets of RMB12.8 million and RMB3,013.4 million (US$424.4 million) were recognized, respectively. The impairment losses recognized were mainly due to lower sales price and slower move-in within fixed lease terms for the leased properties and proactive plans to consolidate certain data centers. No impairment loss was recorded for the year ended December 31, 2021.

We may need to recognize additional impairment charges going forward when actual results in future periods are materially worse than assumptions used in the impairment analysis. Any additional impairment charges may materially and adversely affect our business, financial condition and results of operations.

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

For example, we have two parcels of land, one in Chengdu and one in Kunshan, over which we have obtained land use rights, but which may be treated as “idle land” by the respective local government authorities. We suspended the development of one parcel of land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one third of the total land area. The development of one parcel of land in Kunshan was not timely commenced before the December 2012 deadline. We have received approvals from the local government authorities to commence construction on the rest of such land parcel in Chengdu and the parcel of land in Kunshan, respectively, and we commenced construction after receiving such approvals. As of December 31, 2023, we have obtained the property ownership certificate of the data centers on the parcel in Kunshan, and made progress in construction on the parcel in Chengdu. Our PRC legal counsel, based on their consultation with the local authorities, has advised us that it is unlikely the local authorities will order penalties against us or require us to forfeit the relevant land by invoking the laws and regulations in relation to “idle land” or for breach of relevant land use right grant contracts and/or the investment/framework agreements.

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

We review our goodwill for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We are required to perform an annual goodwill impairment test. As of December 31, 2023, we carried RMB7,076.5 million (US$996.7 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

We are subject to anti-corruption laws of mainland China, Hong Kong, Macau, Singapore, Malaysia, Indonesia and Japan as well as the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

We operate our business in various countries and regions, including mainland China, Hong Kong, Macau, Singapore, Malaysia, Indonesia and Japan are thus subject to the laws and regulations related to anti-corruption of mainland China, Hong Kong, Macau, Singapore, Malaysia, Indonesia and Japan, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we have implemented and conducted additional policies and procedures designed, and providing training, to ensure that we, our employees, business partners and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, business partners and other third parties would always obey our policies and procedures. Further, there is discretion and interpretation in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, business partners and other third parties with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our colocation facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities, officials or other business counterparties, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S., mainland China, Hong Kong, Macau, Singapore, Malaysia or Indonesia authorities or the authorities of any other foreign jurisdictions, could adversely impact our reputation, cause us to lose customer sales and access to colocation facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

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

Substantially all of our net revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in mainland China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs and/or ordinary shares in U.S. dollars.

At the same time, we have also began investing in developing data centers internationally, particularly in Southeast Asian countries where currency swings may be volatile due to political or macro-economic factors. Any revaluation of each respective country’s currency may materially impact our financials.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we may be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to certain categories which do not apply to us. On April 10, 2024, the MIIT released the VAT Circular, announcing that China will remove foreign ownership restrictions on certain VATS provided within domestic pilot areas, however, the VAT Circular does not provide any further guidance on the application of foreign investment company for the VATS licenses. For more details, see “Item 4. Information on the Company - B. Business Overview - Regulatory Matters - People’s Republic of China Regulations - Regulations on Foreign Investment Restrictions.”

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned mainland China subsidiaries or PRC joint ventures are foreign-invested enterprises, or their subsidiaries. See List of Subsidiaries of the Registrant, Exhibit 8.1 to this annual report, for a complete list of our wholly owned subsidiaries and joint ventures incorporated in the PRC. To comply with PRC laws and regulations, we conduct our business in mainland China through contractual arrangements with the consolidated VIEs and their shareholders. These contractual arrangements provide us with effective control over the consolidated VIEs, and enable us to receive substantially all of the economic benefits of the consolidated VIEs and their subsidiaries in consideration for the services provided by our wholly-owned mainland China subsidiaries, and have an exclusive option to purchase all of the equity interest in the consolidated VIEs when permissible under PRC laws. See List of Subsidiaries of the Registrant, Exhibit 8.1 to this annual report, for a complete list of the consolidated VIEs and their subsidiaries. For a description of the contractual arrangements among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned mainland China subsidiaries, the consolidated VIEs and their shareholders is valid, legally binding and enforceable in accordance with its terms. However, as there are uncertainties regarding the interpretation and application of PRC laws and regulations, including the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, or the Telecommunications Regulations, and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the MIIT, or other authorities that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have discretion in interpreting these laws and regulations. In addition, such laws and regulations may change or be interpreted differently in the future.

If our corporate and contractual structure constituting part of the VIE structure is deemed by the MIIT, MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we could be forced to relinquish control of, and our interests in the operations of, the consolidated VIEs and their subsidiaries, and/or be forced to modify such structure to comply with regulatory requirements as interpreted by such authorities. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, we may be subject to severe penalties. The relevant regulatory authorities would have discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down a portion or all of our networks and servers;
●	discontinuing or restricting our operations in mainland China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to restructure our corporate and contractual structure;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIEs’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, the enforceability of the agreements under the contractual arrangements has not been tested in a court of law, and new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. In addition, relevant PRC regulatory authorities could disallow the VIE structure. See “—Uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If any of the foregoing were to occur, and as a result we were unable to direct the activities of the consolidated VIEs, receive their economic benefits and/or claim our contractual control rights over the assets of the VIEs and their subsidiaries that conduct substantially all of our operations in mainland China, we would no longer be able to consolidate such VIEs in our consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect our financial condition and results of operations, and cause the value of our securities, including our ADSs and ordinary shares, to significantly decline or become worthless. For the years ended December 31, 2021, 2022 and 2023, the VIEs and their subsidiaries contributed 96.1%, 96.1% and 95.3%, respectively, of our total net revenue.

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

We rely on contractual arrangements with the consolidated VIEs and their shareholders to operate our business in mainland China. We enhanced the structure of the variable interest entities and certain other variable interest entities, or the VIE Enhancement, in order to further improve control over the variable interest entities, reduce key man risks associated with having certain individuals be the equity holders of the variable interest entities, and address the uncertainty resulting from any potential disputes between us and the individual equity holders of the variable interest entities that may arise. As part of the VIE Enhancement, the entire equity interests of GDS Beijing and GDS Shanghai were transferred to a holding company, Management HoldCo. The entire equity interest in Management HoldCo is held by a number of management personnel designated by our board of directors. In conjunction with the transfer of legal ownership, GDS Investment Company, one of our subsidiaries, entered into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the previous contractual arrangements with GDS Beijing and GDS Shanghai on substantially the same terms under such previous contractual arrangements. We also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the boards of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

For a description of the abovementioned contractual arrangements, see “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.” In 2021, 2022 and 2023, 96.1%, 96.1% and 95.3% of our total net revenue, respectively, were attributed to the VIEs and their subsidiaries. See “Item 4. Information on the Company—C. Our Corporate Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIEs. If the consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of the complex and changing regulatory environment in mainland China. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. As a result, our ability to enforce these contractual arrangements could be limited by the complex and changing regulatory environment in mainland China. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the consolidated VIEs, and our ability to conduct our business and our financial condition and results of operation may be materially and adversely affected. See “—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The individual management shareholders of our Management HoldCo may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in mainland China, we rely on the individual management shareholders of our Management HoldCo to abide by the obligations under such contractual arrangements. In particular, GDS Beijing and GDS Shanghai are wholly-owned by Management HoldCo, which, as of March 31, 2024, is in turn owned by five individual management shareholders designated by our board, each holding 20% equity interest in Management HoldCo, namely Yilin Chen (senior vice president, Southeast Asia business), Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), together referred as “Individual Management Shareholders.” The interests of such Individual Management Shareholders in their individual capacities as the shareholders of Management HoldCo may differ from the interests of our company as a whole, as what is in the best interests of Management HoldCo, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the consolidated VIEs to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the Individual Management Shareholders may encounter; provided that we could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in Management HoldCo to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of Management HoldCo as provided under the shareholder voting rights proxy agreements, directly appoint new directors of Management HoldCo. We rely on the shareholders of the consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors and executive officers have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of mainland China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our Articles of Association provide that Class B ordinary shares are entitled to 20 votes per ordinary share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors. Mr. Huang beneficially owns 100% of the Class B ordinary shares issued and outstanding, and any additional Class A ordinary shares which Mr. Huang directly or indirectly acquires may be converted into Class B ordinary shares. In addition, for so long as there are Class B ordinary shares outstanding, the Class B shareholders are entitled (i) to nominate five of our directors, and (ii) to have 20 votes per ordinary share with respect to the election and removal of a simple majority, or six, of our directors. In addition, our Articles of Association provide that STT GDC, has the right to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital. Such appointments will not be subject to a vote by our shareholders. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Appointment, Nomination and Terms of Directors.”

Furthermore, as of March 31, 2024, two of our principal shareholders—STT GDC and Mr. Huang, our founder, chairman and chief executive officer—beneficially owned approximately 35.0% of our outstanding Class A ordinary shares and 100% of our outstanding Class B ordinary shares, respectively. On matters where Class A and Class B ordinary shares vote on a 1:1 basis, STT GDC exercises 31.7% of the aggregate voting power. On matters where Class A and Class B ordinary shares vote on a 1:20 basis, Mr. Huang exercises 37.8% of the aggregate voting power. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

On March 15, 2019, the National People’s Congress adopted the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in mainland China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The 2019 PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation. For example, the 2019 PRC Foreign Investment Law adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in mainland China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for future legislations to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

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

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government drives China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, such growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. See “—The complex and changing regulatory environment in mainland China as well as changes in policies, laws, rules and regulations in the PRC could adversely affect us.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as any future inability of the U.S. PCAOB to inspect or investigate our auditors completely. In addition, the PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published new policies that affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it may in the future release regulations or policies regarding our industry that could affect our business, financial condition and results of operations. See “—Complex and changing regulatory environment in the mainland China, and changes in policies, laws, rules and regulations in the PRC that could adversely affect us.” Any such regulatory oversight actions, once taken by the PRC government, could impact our ability to offer or continue to offer securities to investors, and could cause the value of our securities, including our ADSs, to significantly decline or become worthless.

The complex and changing regulatory environment in mainland China as well as changes in policies, laws, rules and regulations in the PRC could adversely affect us.

Substantially all of our operations are conducted in mainland China, and are governed by PRC laws, rules and regulations. Our mainland China subsidiaries, the VIEs and their subsidiaries are subject to laws, rules and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value under the civil law system.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in mainland China. However, enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in mainland China or may be subject to degrees of interpretation by PRC regulatory agencies. Any failure or perceived failure to comply with the related laws, rules and regulations, by us or our top customers, may result in governmental investigations or enforcement actions, litigations or claims against us or our top customers and could have an adverse effect on our business, financial condition and results of operations.

Any administrative and court proceedings in mainland China may be protracted, resulting in costs and diversion of resources and management attention. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Our business operations are impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur compliance costs.

We are subject to national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including without limitation, among others and in addition to specific industry-related regulations, the following aspects:

●	construction or development of new data centers or renovation, rebuilding or expansion of existing data centers;
●	banking regulations, as a result of the colocation services we provide to banks and financial institutions, including regulations governing the use of subcontractors in the management and maintenance of facilities;
●	environmental protection laws and regulations;
●	security laws and regulations;

●	establishment of or changes in shareholder of foreign investment enterprises;
●	foreign exchange;
●	taxes, duties and fees;
●	customs;
●	land planning and land use rights;
●	energy conservation and emission reduction;
●	cybersecurity and information protection laws and regulations, including the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, the Data Security Law of the People’s Republic of China, or the Data Security Law, and the Administrative Measures for the Graded Protection of Information Security ; and
●	artificial intelligence laws and regulations.

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations (including obtaining of all relevant approvals required for the development and operation of data centers). Additionally, there can be no assurance that currently applicable laws or regulations will remain unchanged or no new laws or regulations will be imposed. For example, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions” for information regarding regulations of banking and financial institutions that outsource their data center services to us, and “—Regulations Related to Land Use Rights and Construction” for information regarding restrictions on the new construction or expansion of data centers within the boundaries of the Beijing municipality. We cannot assure you that we will comply with the requirements of all new laws and regulations. For example, the PRC Civil Code, which was passed on May 28, 2020 by the National People’s Congress and became effective in January 2021, replaces among other laws, the General Provisions of the PRC Civil Law, the PRC Marriage Law, the PRC Guarantee Law, the PRC Contract Law, the PRC Property Law and the PRC Tort Liability Law. It remains to be seen how the PRC Civil Code will be implemented and enforced in practice. In addition, in March 2021, the National People’s Congress published the Fourteenth Five-Year Plan for the National Economic and Social Development of the People’s Republic of China and the Outline of the Long-term Goals for 2035, according to which the PRC government aims to reach the goal of achieving net-zero carbon dioxide emissions by offsetting emissions of carbon dioxide by 2060, namely carbon neutrality, through various measures including afforestation, energy conservation and emission reduction. To achieve the carbon neutrality goal, the PRC government has promulgated certain regulations and may promulgate more laws and regulations in the future. For example, the Circular 1258 provides that with the consumption of the power generated from renewable energy sources in 2020 in all regions as the base, the consumption of the power generated from renewable energy sources (mainly includes wind energy, solar energy, hydropower, biomass power and geothermal energy) newly added each year compared with the previous year during the Fourteenth Five-Year Plan period shall be deducted at the time of assessment of total national and regional energy consumption, which is an important measure for the “Dual-Control” targets. These laws and regulations may compel us to source more renewable energy, and we may be unable to do on commercially acceptable terms. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

The PRC Cybersecurity Law and Data Security Law are relatively new, and subject to change and uncertain interpretation by regulators. These laws may result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

Additionally, the Cybersecurity Law came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in mainland China. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. However, the Cybersecurity Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cybersecurity law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of laws, implementing regulations and guidelines to be issued by relevant authorities. Numerous regulations, guidelines and other measures have been and are expected to be adopted under the Cybersecurity Law. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Information Security and Confidentiality of User Information.” Currently, the Cybersecurity Law and relevant regulations, guidelines and other measures have not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cybersecurity Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder.

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

We believe that we are in compliance with the regulations and policies that have been issued by the CAC and other competent PRC regulatory authorities on cybersecurity in all material respects as of the date of this annual report. We have formulated a cybersecurity management policy and information security management guidelines to comply with the requirements under the Cybersecurity Law. See “Item 16K. Cybersecurity” for details on measures we have taken to manage information security risk. However, we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law or other cybersecurity related laws and regulations, and we may be held liable in the event of any breach of the relevant requirements under the Cybersecurity Law or other relevant laws and regulations. Furthermore, as uncertainties remain regarding the interpretation and implementation of applicable PRC laws and regulations, we cannot assure you that we will comply with such laws and regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition as well as price of our securities.

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

The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, King & Wood Mallesons, that the CSRC approval was not required in the context of our initial public offering or follow-on public offerings under the M&A Rules because we had not acquired any equity interests or assets of a PRC company owned by its Controlling Shareholders or beneficial owners who are PRC companies or individuals, as such terms are defined under the M&A Rules. There can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinions of our PRC counsel in the future. If any other PRC regulatory body subsequently determines that its approval was needed for our initial public offering or follow-on public offerings or such approval is needed for any future offerings, we may face actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our initial public offering or follow-on public offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs and/or ordinary shares.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in mainland China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company-B. Business Overview-Regulatory Matters-People’s Republic of China Regulations-Regulations Related to Taxation-Regulations Related to M&A and Overseas Listings.”

On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, or together with the Trial Measures, the New Regulations on Filing. The New Regulations on Filing were formally implemented on March 31, 2023. The New Regulations on Filing provides, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after the application for overseas listing submitted. However, listed companies like us, which are called as “the stock enterprises”, are not required to apply for the filing immediately until they involved in matters required filings, such as follow-on financing activities. For details about the Trial Measures, please refer to “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—People’s Republic of China Regulations—Regulations Related to Taxation—Regulations Related to M&A and Overseas Listings.”

If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rejected. Any failure to obtain (including possible rescission of such approval) or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may require us to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into our mainland China subsidiaries or limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005, requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Huang completed the initial SAFE registration pursuant to SAFE Circular 75 in 2012, and is in the process of applying for amendment of such registration. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our mainland China subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our mainland China subsidiaries and limit our mainland China subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the mainland China subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who were granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company. Since our company became an overseas listed company upon completion of our initial public offering, we and directors, executive officers and other employees of our mainland China subsidiaries, the VIEs and their subsidiaries and any individuals who have been granted options have been subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, or SAFE Circular 7, according to which, among others, employees, directors, supervisors and other management members of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a mainland China subsidiary of such overseas listed company, and complete certain other procedures. One of our subsidiaries, as the domestic qualified agent, has completed the registration under SAFE Circular 7 for our share incentive plan and we are making efforts to comply with these requirements stipulated in SAFE Circular 7. Failure to complete the SAFE registrations or meet other requirements may subject relevant participants in our share incentive plan to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in mainland China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

There are significant legal and other obstacles in mainland China to providing information needed for regulatory investigations or litigation initiated by regulators outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States involves uncertainty. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

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

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund intercompany loans, service any debt we may incur outside of mainland China and pay our expenses. When our principal operating subsidiaries or the VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our mainland China subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in mainland China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries, VIEs and their subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of December 31, 2023, the restricted net assets were RMB25,030.6 million (US$3,525.5 million), including those of the VIEs and their subsidiaries of RMB299.3 million (US$42.2 million) and our subsidiaries of RMB24,731.3 million (US$3,483.3 million), which mainly consisted of paid-in registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of mainland China with “de facto management bodies” located in mainland China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The STA issued Circular 82 on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the STA general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of mainland China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

Dividends payable to our foreign investors and gains on the sale of our ADSs and/or ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs and/or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares and/or ADSs, and any gain realized from the transfer of our ordinary shares and/or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs and/or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside mainland China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs and/or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between mainland China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs and/or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs and/or ordinary shares may decline significantly.

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

There is uncertainty as to the application of STA Bulletin 7 and STA Circular 37. STA Bulletin 7 and STA Circular 37 may be determined by the tax authorities to be applicable to our historical or future offshore restructuring transactions or sale of our ordinary shares or ADSs or those of our offshore subsidiaries, with non-resident enterprises being the transferors. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in such transactions. For transfers of our ordinary shares or ADSs by investors that are non-PRC resident enterprises, our mainland China subsidiaries may be requested to assist with filings under STA Bulletin 7 and STA Circular 37. For example, in the past, we acquired EDC Holding Limited, or EDC Holding, by issuing shares of GDS Holdings, to its shareholders in exchange for all of the outstanding shares of EDC Holding that were not held by us then. In addition, certain of our direct and indirect shareholders transferred some or all of their equity interest in us through indirect transfers conducted by their respective overseas holding companies which held ordinary shares in us. As a result, the transferors and transferees in these transactions, including us may be subject to the tax filing and withholding or tax payment obligation, while our mainland China subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and mainland China subsidiaries may be required to spend valuable resources to comply with STA Bulletin 7 and STA Circular 37 or to establish that we and our non-resident enterprises should not be taxed under STA Bulletin 7 and STA Circular 37, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our net revenue effectively.

Substantially all of our net revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries, VIEs or their subsidiaries. Currently, certain of our mainland China subsidiaries, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize net revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs and/or ordinary shares, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries, VIEs or their subsidiaries.

The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, KPMG Huazhen LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by KPMG Huazhen LLP on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we were required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in our annual report as of December 31, 2022 and for the year then ended. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC-identified issuer in 2023 and we do not expect to be so identified in 2024 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

In December 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future non-compliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the U.S. Exchange Act.

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

The trading prices of our ADSs and ordinary shares have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading price of our ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our ADSs and/or ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.

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

Any of these factors may result in large and sudden changes in the volume and trading prices of our ADSs and/or ordinary shares. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies and industries, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, in 2015, early 2020. Any additional volatility or further declines in securities markets, such as the Nasdaq, on which our ADSs are listed, and the Hong Kong Stock Exchange, on which our ordinary shares are listed, may have a material and adverse effect on the prices and trading volumes of our ADSs and/or ordinary shares. Furthermore, any fluctuations in the prices and/or trading volumes of our securities, regardless of the underlying cause of such fluctuations, may attract the attention or scrutiny of governmental or regulatory authorities, which could have further material and adverse effects on the prices and trading volumes of our ADSs and/or ordinary shares.

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

Public companies that have substantially all of their operations in mainland China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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

Sales of our ADSs, ordinary shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline significantly. As of March 31, 2024, we had 1,555,180,903 ordinary shares outstanding, comprising 1,511,590,567 Class A ordinary shares (including 85,198,888 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plan) and 43,590,336 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act. All of the other Class A ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act.

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

We have adopted a share incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We intend to register all ordinary shares that we may issue under this share incentive plan. Once we register these ordinary shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our ADSs and/or ordinary shares and impede our ability to raise future capital.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce, or are held for the production of, passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

Shareholders of our company have in the past brought, and may in the future bring, securities class action lawsuits against our company following periods of instability in the market price of our ADSs and/or ordinary shares. Our company has been named as a defendant in a putative class action lawsuit currently pending in the United States District Court for the Central District of California. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.” Any further class action lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

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

In 2009, after realizing that there was a shortage of qualified data center capacity in key markets, we began developing our own data centers, thereby entering the data center business. We established our presence in Shanghai and Chengdu in 2010 and 2011, by bringing three data centers into service in these markets. From 2013 to 2014, we expanded our footprint to Beijing and Shenzhen and completed the construction of three data centers in these markets. By 2014, we had developed a supply of capacity in all of mainland China’s Tier 1 markets.

In 2014, we received a major infusion of capital to fund data center development from STT GDC. We have since established a long-term strategic partnership with STT GDC, which has made several subsequent rounds of investment in us. STT GDC is a wholly owned subsidiary of ST Telemedia. STT GDC is an experienced and strategic data center player which owns a portfolio of data centers in Singapore, UK, Thailand, India, Indonesia, South Korea, Japan and in China through GDS. As of March 31, 2024, STT GDC is our single largest shareholder and we benefit from STT GDC’s industry expertise, access to potential customer and supplier relationships, and solid corporate governance guidance.

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

In 2021, we expanded our presence to Southeast Asia by acquiring two parcels of greenfield land in Johor, Malaysia and Batam, Indonesia, both in close proximity to Singapore, as part of our Singapore-Johor-Batam strategy in the region. We also successfully secured an anchor customer commitment for our Malaysia site. Subsequently in the following years, we acquired the second parcel of land in Johor, Malaysia to fulfil the growing customer demand in the region.

In May 2022, we established DigitalLand Holdings Limited, also referred to as GDS International or GDSI, as the holding company for GDSH’s international data center assets and operations with headquarters in Singapore.

In 2023, we successfully won new capacity from Singapore government to develop a data center in Singapore under the “Call-For-Application” program that the Singapore government launched in 2022, since the moratorium put in place in 2019.

In October 2023, we formed a joint venture with Indonesia Investment Authority (INA), Indonesia’s sovereign wealth fund, to develop and expand the data center landscape in Indonesia.

In 2024, we entered into a new market in Tokyo, Japan by securing built-to-suit long term leases for two parcels of land in Fuchu, Tokyo. This signifies our first venture into Northeast Asia.

In March 2024, our wholly-owned subsidiary, GDSI, that acts as the holding company for GDSH’s international data center assets and operations, entered into definitive agreements for certain institutional private equity investors to subscribe for US$587 million of Series A convertible preferred shares newly issued by GDSI. This transaction is a significant step forward in our strategy to obtain dedicated financing for the development of our international business on a standalone basis.

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

B.Business Overview

We are a leading developer and operator of high-performance data centers in China and Southeast Asia. Our facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. We also build, operate and transfer data centers at other locations in mainland China selected by our customers to fulfill their broader requirements and expanded our presence to serve Southeast Asia and Northeast Asia.

Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to access all the major telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities.

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

We have a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services. As of December 31, 2023, we had an aggregate net floor area of 572,555 sqm in service, 92.8% of which was committed by customers, and an aggregate net floor area of 182,746 sqm under construction, 76.4% of which was pre-committed by customers.

We believe the market for high-performance data center services in mainland China continues to grow at a strong underlying rate. Demand is driven by rapid growth in the volume of data created, transmitted, processed and stored as a result of the accelerating trend of digital transformation and the rising adoption of new technologies such as cloud computing, 5G, artificial intelligence, big data, machine learning, blockchain, internet of things, augmented and virtual reality, e-payments and digital currency. This has been strongly endorsed and further encouraged by the PRC government policies which consistently and actively support technology-driven development and the growth of the digital economy. The PRC government has promoted the concept of “new infrastructure” which includes, among other things, largescale data centers, artificial intelligence and industrial internet. The PRC government has rolled out plan for overall layout of the country’s digital development. According to the plan, important progress will be made in the construction of a digital China by 2025, with effective interconnectivity in digital infrastructure, a significantly improved digital economy, and major breakthroughs achieved in digital technology innovation. A newly formed National Bureau of Data will be responsible for overall coordination and promoting the development of digital China.

Our platform of interconnected data centers and secured expansion capacity is strategically located to address this growing demand. We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, and Chengdu/Chongqing, the primary financial, commercial, industrial and communications hubs in each region. We refer to the areas in and around these hubs as Tier 1 markets. Our customers typically use our data centers in Tier 1 markets to house their mission-critical, latency-sensitive data and applications. Our data locations provide convenient access for our customers and, furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities.

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

In recent years, we have seen strong growth in demand for high-performance data center services internationally. We believe that a large part of this demand originates from our home market customers in mainland China as they seek to capture opportunities arising from the take-off of the digital economy in the international markets. In order to better serve our customers’ requirements, our international business, which we refer to as “GDS International” or “GDSI”, was officially established in 2022 with its corporate headquarters in Singapore. As of December 31, 2023, its portfolio comprises 24,203 sqm of data center capacity in service, 31,144 sqm under construction, and a further 50,109 sqm of secured pipeline across strategic locations in key hub markets in, among others, Hong Kong, Singapore, Malaysia (Johor) and Indonesia (Batam). As of December 31, 2023, GDSI has secured 52,033 sqm of commitments from global and China customers, of which 13,446 sqm is already revenue-generating.

From our inception, we have built up our own in-house data center design capability, which we believe is unparalleled in the industry. We were one of the first movers in developing high-performance data centers in mainland China, anticipating the trend for IT to become increasingly mission-critical, and then in combining high availability with larger net floor area and power capacity to meet the unprecedented requirements of hyperscale cloud service providers and large internet companies. Our data centers are largescale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT. We install high power density (which refers to the ratio of power capacity to net floor area) and optimize power usage efficiency, which enables our customers to deploy their IT systems more efficiently and reduce their operating and capital costs. As a result of our advanced data center design, high technical specifications and robust operating procedures, we are able to make service level commitments related to service availability and other key metrics that meet our customers’ required standards. Within our data centers, we have also developed an innovative service platform to assist our enterprise customers to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers. As of December 31, 2023, we served 864 customers, including PRC and global hyperscale cloud service providers and large internet companies, a diverse community of financial institutions, telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. We host the largest public cloud platforms operating in mainland China, some of which are present in multiple GDS data centers. Agreements with our hyperscale cloud service provider and large internet customers generally have terms of three to ten years, while agreements with our financial institution and enterprise customers typically have terms of one to five years.

As of December 31, 2023, we operated 93 self-developed data centers with an aggregate net floor area of 565,062 sqm in service. We also operated capacity at 19 third-party data centers with an aggregate net floor area of 7,493 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we also had an aggregate net floor area of 182,746 sqm under construction. In total, we have 105 self-developed data centers in service and under construction. As of the same date, we had an estimated aggregate developable net floor area of approximately 458,330 sqm held for potential future development. Our net revenue and results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service of 93.8%, 95.5% and 92.8% as of December 31, 2021, 2022 and 2023, respectively. We had utilization rates for our area in service of 65.5%, 71.8% and 73.1% as of December 31, 2021, 2022 and 2023, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have entered into agreements but have not yet started to use revenue-generating services.

We have experienced significant growth in recent years. Our net revenue grew from RMB7,818.7 million in 2021 to RMB9,325.6 million in 2022, representing an increase of 19.3%, and increased to RMB9,956.5 million (US$1,402.3 million) in 2023, representing an increase of 6.8%. Our net loss increased from RMB1,191.2 million in 2021 to RMB1,266.1 million in 2022, and increased to RMB4,285.4 million (US$603.6 million) in 2023. Our adjusted EBITDA increased from RMB3,703.4 million in 2021 to RMB4,251.4 million in 2022, and increased to RMB4,624.1 million (US$651.3 million) in 2023. As of December 31, 2021, 2022 and 2023, our accumulated deficit was RMB3,910.8 million, RMB5,179.7 million and RMB9,469.8 million (US$1,333.8 million), respectively.

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

Sourcing

Our strong customer and industry relationships offer us insight into the size, timing, and location of future demand which is reflected in our data center capacity development plan. Based on this insight, we aim to secure land and buildings with potential customer demand, together with the required power capacity and regulatory approvals, including energy quota under the energy conservation review opinion, for future development commensurate with anticipated demand for our services. Our in-house team begins sourcing potential sites a few years in advance of planned development. We source new data center capacity by: (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield land, redeveloping brownfield sites, converting existing industrial buildings, or fitting out and equipping purpose-built building shells; (ii) leasing existing data center capacity from third-party wholesale providers; and (iii) acquiring high-performance data centers from other companies.

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

Marketing

We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Such pre-commitments typically come from anchor customers who require largescale capacity, such as hyperscale cloud service providers and large internet companies. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. We had pre-commitment rates of 61.3%, 71.5% and 76.4% as of December 31, 2021, 2022 and 2023, respectively. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high commitment rates for each of our data centers.

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

Anchor customers with largescale commitments typically move in over a period of 12 to 24 months, whereas financial institutions and large enterprise customers typically move in over a period of three to six months. The longer move-in period for anchor customers is due to the larger scale of their deployments and operational models, under which they increase utilization of committed data center capacity in multiple phases and in line with the increasing load on their IT systems. During such move-in periods, customers have the right to use part or all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in the sales agreements. Such minimum billable amount typically steps up over time. Customers are usually not allowed to terminate their sales agreements before the end of the move-in period. See “Business Overview—Our Customers—Sales Agreements.” The portion of area committed by customers which is revenue generating is referred to as area utilized. As a result of the flexibility granted to customers to use part or all of the services during the move-in period, some of our data centers have lower utilization rates.

Commitment and Utilization Rates

Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer agreements and substantial backlog. Backlog is defined as area committed or pre-committed by customers but yet to be utilized (total area committed minus area utilized at the end of each period). As of December 31, 2021, 2022 and 2023, we had backlog of 237,347 sqm, 260,168 sqm and 252,227 sqm, respectively. We maintained a consistent level of backlog across these periods primarily due to higher levels of customer commitments and pre-commitments. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and high rates of agreement renewals for our services. Our average quarterly churn rate was 0.4%, 0.5% and 1.9% for the years ended December 31, 2021, 2022 and 2023, respectively.

For our in-service data centers, we aim to maintain high levels of long-term commitment and utilization rates. We had commitment rates for our area in service of 93.8%, 95.5% and 92.8% as of December 31, 2021, 2022 and 2023, respectively. We had utilization rates for our area in service of 65.5%, 71.8% and 73.1% as of December 31, 2021, 2022 and 2023, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all the revenue-generating services for which they have committed. Until the end of the move-in period, the area committed is not fully categorized as area utilized.

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

As of December 31, 2023, we had an aggregate net floor area in service of 572,555 sqm, with 92.8% committed and 73.1% utilized. As of December 31, 2023, we had an aggregate net floor area under construction of 182,746 sqm, with 76.4% pre-committed.

The following table presents certain information relating to our data center portfolio as of December 31, 2023:

				Area held for
		Area	Area under	future
(Sqm)		in service	construction	development
Location
Mainland China	Beijing - Tianjin - Hebei	262,503	74,348	144,268
	Yangtze River Delta	171,745	43,642	102,380
	Greater Bay Area(1)	82,051	26,622	94,200
	Chengdu - Chongqing	18,988	4,190	38,005
	Other	13,066	2,800	29,368
International	Hong Kong	2,420	12,080	14,482
	Southeast Asia	21,783	19,064	35,627
	Total	572,555	182,746	458,330
Type
Self-developed		496,151	179,306	458,330
B-O-T		68,910	3,440	—
Third party		7,493	—	—
Total		572,555	182,746	458,330
(1)	Greater Bay Area excludes self-developed data centers in Hong Kong, but includes 3rd party data centers in Hong Kong and Macau.

As of December 31, 2023, our total area committed was 670,975 sqm, of which 531,311 sqm and 139,664 sqm related to data centers in service and data centers under construction, respectively.

Self-Developed Data Centers

As of December 31, 2023, we operated 93 self-developed data centers with an aggregate net floor area of 565,062 sqm in service. As of the same date, we also had an aggregate net floor area of 182,746 sqm under construction. In total, we have 105 self-developed data centers in service and under construction. In addition, we had an estimated aggregate developable net floor area of approximately 458,330 sqm held for potential future development.

High-Performance Features. Our self-developed data centers generally feature:

●	High Availability. Approximately 90% of our self-developed data center capacity in service and under construction is equipped with 2N redundant and the remaining is equipped with distributed redundant N+1 delivery paths for power system. Either 2N or distributed N+1 redundancy entails significant additional up-front investment and decreases the yield of net floor area in a building of a given size. Combining 2N or distributed N+1 redundant power system, N+1 concurrent maintainable cooling system and other critical systems to operate our facilities to meet the highest standards, we are able to satisfy the requirements of the most demanding customers for housing their mission-critical IT infrastructure.
●	High Power Density. Our self-developed data center capacity in service and under construction has an average power density of approximately 2.2 kW/sqm. High power density must be incorporated into the data center design from inception and entails increased development cost per sqm of net floor area. By installing high power density, we enable our customers to deploy their IT infrastructure more efficiently and to optimize their IT infrastructure performance. This is of particular importance to hyperscale cloud service provider and large internet customers as it reduces their IT investment and operating costs.

●	High Power Efficiency. Our self-developed data centers are designed to achieve high power efficiency, which is expressed conversely by a low PUE ratio. In 2023, our self-developed data centers with IT power usage of 30% or above had an average PUE of around 1.28. High power efficiency reduces operating costs, for the benefit of our customers and ourselves, and reduces our carbon footprint. A low PUE ratio is of particular importance to hyperscale cloud service provider and large internet customers who have the most demanding performance targets.

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

Data Center Tenure

We hold our self-developed data center buildings either through direct ownership or lease. In mainland China, land cannot be owned outright, but is secured through land use rights. For data center buildings which we own, we have the right to use the underlying land for up to 50 years, which is the longest permissible period, plus ownership of the buildings and other fixed assets comprising the data center. In Hong Kong, almost all the land is leasehold land leased from the Hong Kong government. The tenure of the relevant government leases for the two parcels of brownfield land where HK1 and HK2 are located that were purchased by us in 2018 and 2019 respectively will expire in June 2047 and the residue of the term of years of the relevant government leases is approximately 23 years. In Malaysia, the land parcels where NTP1, NTP2, NTP3 and NTP4 are all freehold land. In the “free trade zone” of Batam, Indonesia, where the land parcel acquired in Nongsa, or Nongsa Land, is located, land is technically leased from the governing authority. Our ownership of Nongsa Land is represented by “right to build” and “license to use” permits from the relevant authorities. The residue of the term of these permits is around 20 years as they expire in January 2044. For data centers that we lease in mainland China, we enter into long-term leases with the owners of the building generally for periods of 15 to 20 years, which is the longest permitted lease period under PRC law. However, in the case of the build-operate-transfer projects which we have undertaken to date, where the owner of the building shell is our customer, the lease term is usually ten years.

Our owned facilities and leased facilities (including B-O-T projects) represented approximately 44.2% and 55.8% respectively by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2023.

As of December 31, 2023, 33.7% of our self-developed area in service was in data center buildings which we own and 66.3% was in data center buildings which we lease (including B-O-T projects).

As of December 31, 2023, 76.6% of our self-developed area under construction was in data center buildings which we own and 23.4% was in data center buildings which we lease (including B-O-T projects).

Apart from the current lease period for our SZ2 data center and ZB1, ZB2 and ZB3 data centers which expire in May 2025 and May 2028 respectively, no other self-developed data center that is leased has a remaining lease period of less than five years. The lease agreement for the SZ2 data center provides that, in the event that the lessee notifies the lessor of the lessee’s request to renew the lease within three months prior to the expiration of the foregoing lease term, the lessor will be obligated to renew the lease on the same terms for another five years as long as the rental fee is not lower than the recent highest rental fee under the existing agreement, and not higher than the average rent of similar buildings in the area where the lease property is located. For self-developed data center buildings leased from third parties, we have entered into long-term leases with the owners of the buildings generally for periods of 15 to 20 years, which is the longest permitted lease period under PRC law. For ZB1, ZB2 and ZB3, which are defined as B-O-T projects, we will transfer these projects to such customer at the end of the contract period.

B-O-T Data Centers (including B-O-T Joint Venture Data Centers)

As of December 31, 2023, we had 68,910 sqm net floor area relating to 15 B-O-T data centers in service, 100% of which were committed, and 3,440 sqm net floor area relating to second phase of one existing B-O-T data center under construction, 100% of which was pre-committed. Apart from HL1 Phase 1 and UL1, two B-O-T joint venture data centers of which we currently own 51% and GIC owns 49%, we still hold 100% of the equity interests in the project companies holding all the other B-O-T data centers as of December 31, 2023.

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

In September 2021, we entered into a new master joint venture investment agreement with GIC, pursuant to which the two parties will form joint ventures for the investment and development of hyperscale B-O-T data centers for several customers. According to the new agreement, we will own 51% equity interests in the joint venture asset companies and GIC will own 49%. We will continue to provide management and operation services to the joint ventures and earn recurring service fees. As of December 31, 2023, we completed the sale of a 49% equity interests of the project company of HL1 Phase 1 data center and UL1 data center to GIC, as the first two B-O-T joint venture data centers pursuant to the new master joint venture investment agreement.

Third-Party Data Centers

In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. For this kind of facility, we typically enter into leases for fixed terms of three to ten years. As of December 31, 2023, we operated capacity at approximately 19 third-party data centers with an aggregate net floor area of 7,493 sqm in service.

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

Lease Agreements Relating to Our Data Centers

We enter into leases in connection with our self-developed data centers. In addition, certain third-party data centers in which we lease capacity on a wholesale basis are subject to property lease agreements. Under relevant PRC laws and regulations, lease agreements are required to be registered or filed with the relevant housing authorities. Among the data centers that we lease, including those under construction, the majority of the lease agreements have not been filed with relevant authorities in accordance with the applicable PRC laws and regulations. The failure to register or file the lease will not affect the legal validity of the lease agreements but may subject us to fines. In order to address the situations where the relevant leases have not been registered by the lessors, we have communicated with the relevant lessors with regard to completing the registration of the relevant lease agreements to the extent practicable. However, there is no guarantee that the lessors will respond to our requests or take remedial action with regard to the lack of registration and filing, and we, or the third-party lessors, may be liable if timely rectifications are not made. A portion of any such losses will be recoverable from the lessors according to the terms of certain of the lease agreements. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business and Industry—Our failure to comply with regulations applicable to our leased data center buildings may materially and adversely affect our ability to use such data centers.”

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

Managed Cloud Services. The adoption of cloud computing continues to rise and has become a key element of IT strategy for enterprises globally. We believe that our data centers are well-suited for the hosting of cloud platforms. As a result, we have succeeded in attracting most of the largest cloud service providers in mainland China to collocate their public cloud platforms in our data centers.

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

We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We have also developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for more than ten years, and received certification for ISO 22301 in September 2016. We also received certification for ISO 14001, ISO 45001, ISO 50001 in November 2020 and ISO 27701 (Privacy Information Management System) in September 2022. As of December 31, 2023, we had 36 data centers awarded with Management and Operations, or M&O, Approved Site awards by the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business-critical infrastructure. In 2018, we signed a three-year framework contract with the Uptime Institute to support continuous verification of operation and maintenance capabilities of our data centers. At the same time, in order to verify the unified regional operation and management capability based on our Data Center Operation Management Platform, the Uptime Institute also awarded the regional “M&O Approved Site” to GDS. We believe that our standard of data center operations, which reflects our history and culture as an IT service provider, set us apart from many data center service providers in mainland China.

Our Customers

We had two customers that generated 23.7% and 22.2% of our total net revenue, respectively, in 2021. We had two customers that generated 25.1% and 19.9% of our total net revenue, respectively, in 2022. We had two customers that generated 27.9% and 16.8% of our total net revenue, respectively, in 2023. No other customer accounted for 10% or more of our total net revenue during those periods.

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

As of December 31, 2023, we served 864 customers, including hyperscale cloud service providers and large internet companies, a diverse community of PRC and foreign financial institutions as well as telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. We host the largest PRC and global public cloud platforms operating in mainland China, some of which are present in multiple GDS data centers.

Our cloud service provider, large internet, financial institution and enterprise customers accounted for 56.2%, 32.5% and 11.3% of our total area committed as of December 31, 2023, respectively. Our two largest customers accounted for 34.0% and 13.7%, respectively, of our total area committed as of December 31, 2023. No other customer accounted for 10% or more of our total area committed as of that date.

The following table presents the total area committed of our top five customers, all of which are cloud service providers or large internet companies, as of December 31, 2023:

	Total area	Total area
	committed	committed
End User Customer	(sqm)(1)	(%)
Customer 1	227,902	34.0%
Customer 2	91,992	13.7%
Customer 3	66,479	9.9%
Customer 4	49,720	7.4%
Customer 5	24,331	3.6%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent, or have received other confirmations from, certain customers.

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

Our average quarterly churn rate was 0.4%, 0.5% and 1.9% for the years ended December 31, 2021, 2022 and 2023, respectively.

In 2023, one of our major customer moved out of several of our data centers in Beijing, which was a major churn event. See “Risk Factors—Risks Relating to Our Business and Industry—Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers could adversely affect our financial condition and results of operations.”

Billing

We generally bill customers on a monthly or quarterly basis in arrears. On a monthly basis, we recognize revenue as service is rendered in the period. As we are billing in arrears, this results in unbilled receivables between the time when we have the unconditional right to the consideration for the services we provided to our customers (i.e. billable revenue) and the time when we actually bill our customers. Once we issue the bill at the end of the monthly or quarterly billing period, it becomes a billed receivable and then we collect cash payment. This is a recurring cycle and it is common in businesses which provide services on a long-term contract basis, recognizing revenue as services are rendered and billing in arrears. We have a very low incidence of doubtful accounts and write-offs. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.” During the years ended December 31, 2021, 2022 and 2023, we recorded RMB10.1 million, RMB9.9 million and RMB18.3 million (US$2.6 million) of allowance for credit losses, respectively.

Customer Satisfaction

We endeavor to provide high levels of customer service, support, and satisfaction. We interact regularly with our customers to receive their feedback and continuously improve. In 2023, we engaged third-party research firm NielsenIQ to conduct a client satisfaction survey. NielsenIQ conducted their survey from November 30, 2023 to December 30, 2023. The survey used quota sampling, computer assisted telephone interviews, online survey and in-depth interviews. It covered our company’s business users in an array of industries. The survey collected feedback from 306 business users. The average client satisfaction score was 9.647 out of 10. The net promoter score was 85%.

Our Suppliers

Our five largest suppliers accounted for less than 70% of our purchases in our operating expenditures for each of the three years ended December 31, 2021, 2022 and 2023; one of them accounted for more than 30% but less than 40% of our annual purchase for the year ended December 31, 2021, and more than 40% but less than 50% of our annual purchase for the year ended December 31, 2022 and 2023, respectively.

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

As of December 31, 2023, we had 203 registered computer software copyrights and 223 trademark registrations in mainland China, 37 trademark registrations outside mainland China and 50 pending trademark applications in mainland China, 70 pending trademark applications outside mainland China, including registered trademarks for “万国数据” “GDS” and , our figure trademark. As of December 31, 2023, we had 138 patents granted and 83 patent applications in mainland China, 7 patent applications outside mainland China and had registered 17 domain names, including gds-services.com.

We rely on a combination of copyright, trademark, trade secrets and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property, such as our proprietary storage and management system, for which we have registered a copyright. We also promote protection through contractual prohibitions, such as requiring our employees to enter into confidentiality and non-compete agreements which are applicable to selected employees. We derive most our revenues in mainland China and use , our figure trademark, in a majority of our services. We have registered the figure trademark in mainland China in several categories that cover our service areas and we plan to register the figure trademark in mainland China in certain additional categories. We have also registered the pure text of “GDS”, “万国数据” as a trademark in several categories that cover our services areas, however, a third party has also registered the pure text of “GDS”, “万国数据” as a trademark in certain IT-related services. It is our belief, based on our industrial experience, that our business is different from the services for which the third party registered its trademark. Nevertheless, since the services for which the third party’s trademark is registered are also IT-related and could be deemed as similar to ours to some extent, we cannot assure you that a government authority or court will hold the same view with us that such similarity will not cause confusion in the market. In such a case, if we are to use the pure text of GDS as our trademark, we may be required to explore the possibility of acquiring this trademark, or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional cost. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to third-party claims of intellectual property infringement.”

Seasonality

Our business is not materially affected by seasonality.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have in place insurance coverage up to a level which we consider to be reasonable and which covers the type of risks usually insured by companies on the same or similar types of business as ours in mainland China. Our insurance broadly falls under the following categories: construction and installation, business interruption for lost profits, property and casualty, public liability, cybersecurity liability, directors and officers liability, employer liability and commercial employee insurance.

Competition

We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer.

We compete on the basis of our data center quality, operating track record and differentiated managed service capabilities.

We primarily compete with other carrier-neutral data center service providers, including:

●	Domestic carrier-neutral data center service providers. We compete with domestic carrier-neutral data center service providers with a presence in some of our markets. We believe that we are well-positioned in terms of our operational track record and our ability to: deliver high-performance data center services in all key markets; maintain consistently high facility and service quality; continue capacity expansion in all key markets to accommodate growing demand; and provide differentiated managed service offerings with a unique value proposition.
●	International carrier-neutral data center service providers. We compete to a lesser extent with foreign carrier-neutral data center service providers. We believe that we distinguish ourselves by our larger capacity and more extensive market presence across the key economics hubs in mainland China, deep operating knowledge and long track record in the China market, and long-term relationships with the telecommunications carriers.

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

In recent years, we launched our international strategy to initially focus on Hong Kong and Southeast Asia. In 2024, we further expanded our business into the Northeast Asia region. Competition in these markets include domestic Chinese and international carrier-neutral data center service providers, as well as domestic Chinese and global telecommunications carriers. We believe our first-mover advantage, our strong customer relationships and our execution capabilities differentiate us from our competitors in the respective regions.

Risk Management and Internal Control

Our risk management and internal control system consists of policies and procedures that we consider to appropriate for our business operations. Our internal control system is built according to the latest version of the COSO Internal Control — Integrated Framework (COSO framework) released by the U.S. COSO Committee. The COSO framework is the most widely recognized model by U.S. regulatory authorities and used broadly by listed companies in the U.S. to measure the effectiveness of an organization’s internal controls. At the same time, we comply with the Enterprise Internal Control Basic Norms and Enterprise Internal Control Evaluation Guidelines issued by China’s Ministry of Finance and Hong Kong Stock Exchange listing rules Appendix 14 – Code on Corporate Governance. We continuously optimize the internal control system to ensure full compliance with all regulatory and compliance requirements, while further improving our corporate governance practices and enhancing transparency. Our risk management provides an important structure for the steady operation of enterprises. Based on the COSO framework, we have established and implemented a three-tiered enterprise risk management system, including control environment, risk assessment and control activities.

Environmental and Operational Sustainability Initiatives

We published our third annual ESG report in December 2023, wherein we explain our progress in 2022 toward fulfilling our ESG commitments. For more information, please refer to our 2022 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on December 4, 2023.

We plan to publish our 2023 ESG report later this year, which will describe our 2023 ESG performance and initiatives. Below is a summary of 2023 ESG highlights:

Environmental. In 2023, over 38% of our electricity consumption was from renewable energy sources. The renewable energy we used includes renewable energy direct purchase and renewable energy certificates. Our self-developed data centers with an IT power usage of 30% or more had an average PUE of around 1.28. As of December 31, 2023, 38 of our self-developed data centers have been recognized and awarded sustainability related certifications by leading domestic and global organizations.

Social. In 2023, 26.8% of our mid to senior level management staff, 30.4% senior level management staff and 18% of our board of directors were women. Average training hours per employee per year was 32.1. The annual employee turnover rate was 16.5%.

Governance. In 2023, 100% of our employees received compliance and anticorruption training. 100% of our employees received cybersecurity training.

Employees

We aim to provide our employees with a fair and transparent career development platform, with training opportunities available to all employees. We adopt “growth mindset” and use 3E (Experience, Exposure and Education) as our main development methodology to provide a wide range of orientations for new hires, on-job training, internal and external knowledge sharing, formal professional training, job related certification and others. We had approximately 1,878, 2,185 and 2,345 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth the number of our employees by function as of December 31, 2023:

	Number of
	Employees	% of Total
Colocation services	1,717	73.2%
Managed services	141	6.0%
Sales and marketing	110	4.7%
Management, finance and administration	377	16.1%
Total	2,345	100.0%

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

As of December 31, 2023, our offices were located on leased premises totaling approximately 12,305 sqm across China, Singapore and Malaysia. We lease our office premises from third parties.

There was no single property interest of our Group that formed part of non-property activities had a carrying amount of 15% or more of our Group’s total assets as of December 31, 2023. Pursuant to section 6(2) of the Hong Kong Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this document is exempted from compliance with the requirement of section 342(1)(b) of the Companies (WUMP) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (WUMP) Ordinance, which requires a valuation report with respect to all of our interests in land or buildings.

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

Our company has been named as a defendant in a putative class action lawsuit currently pending in the United States District Court for the Central District of California. The lawsuit alleges violation by us and certain of our directors and officers of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The lawsuit alleges that a number of SEC filings submitted by our company included false and misleading statements regarding certain financing transactions entered into by Mr. William Huang. An amended complaint was filed on December 18, 2023. On February 5, 2024, we filed a motion to dismiss the amended complaint. Plaintiffs filed an opposition to our motion to dismiss on March 4, 2024. We filed a reply in support of the motion to dismiss on March 18, 2024.

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

Our internet data center businesses are classified as VATS by the PRC government. Current PRC laws, rules and regulations restrict foreign ownership of companies that engage in telecommunications-related businesses, including the provision of VATS. As a result, we operate our internet data center businesses through the VIEs and their subsidiaries, each of which is ultimately owned by PRC citizens and certain of which hold the licenses associated with these businesses. As the development of the internet and telecommunications industry in China is still evolving, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and to address new issues that arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future Chinese laws and regulations applicable to the data center services industry. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the People’s Republic of China.”

Regulations Relating to Foreign Investment and Wholly Foreign Owned Enterprises

The establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993, became effective on July 1, 1994 and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023. The PRC Company Law generally governs two types of companies, namely limited liability companies and joint stock limited companies, each a limited liability company or a joint stock limited company being an enterprise legal person and liable for its debts with all its assets. The PRC Company Law shall also apply to foreign-invested companies in the form of limited liability companies or joint stock limited companies, except otherwise set out in any other regulations. On March 15, 2019, the National People’s Congress adopted the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The 2019 PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

Regulations on Foreign Investment Restrictions

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

On June 29, 2021, the MIIT promulgated the Circular on Deepening the Reform of the “Separation of Certificates and Licenses” according to which the prior examination and approval of foreign investment in value-added telecommunications services is cancelled nationwide, and the corresponding examination of foreign investment will be included during the process of the issuance of VATS licenses.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through the VIEs and their subsidiaries.

Although China adopts a rather stringent management upon foreign investments towards value-added telecommunication services, on 10 April 2024, the MIIT released the VAT Circular, announcing that China will remove foreign ownership restrictions on certain VATS (Newly Opened-up VAT) provided within Beijing’s national comprehensive demonstration zone for expanding opening-up in the service sector, Lingang new area of the China (Shanghai) Pilot Free Trade Zone and the pioneer area for socialist modernization in Shanghai, Hainan Free Trade Port and Shenzhen pilot demonstration area of socialism with Chinese characteristics (Pilot Areas). The Newly Opened-up VAT include IDC, content delivery networks, internet service providers, online data processing and transaction processing, information publishing platforms and information delivery services (excluding services related to internet news information, online publishing, internet radio and television, and internet culture management), and information protection and processing services. The VAT Circular states that the provincial government of the Pilot Areas proposed for implementation shall submit a pilot implementation plan to MIIT in accordance with their own circumstances. The MIIT will, in turn, organize relevant departments to conduct expert evaluation and verification, research and inspection of the safety supervision and security assurance system, among others. Upon meeting the necessary requirements, the MIIT will issue an approval to the eligible areas to proceed. The VAT Circular also provides certain requirements with respect to business operation, which mainly include: (i) operating entities which intend to provide the services under the Newly Opened-Up VAT shall be incorporated in and servicing facilities (including leasing, purchasing, and other facilities) must be placed in the same Pilot Areas; (ii) operating entities shall not purchase or rent facilities such as content delivery networks outside the Pilot Areas to carry out acceleration services; and (iii) scope of value-added telecommunications can be provided nationwide except whereby the service scope of internet service providers is limited to the Pilot Areas only, and internet service providers shall provide users with internet access services through the internet access equipment of basic telecommunications enterprises.

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

Under the Administration Law of Urban Real Property of the People’s Republic of China, which was promulgated by the SCNPC on July 5, 1994 and amended on August 30, 2007, August 27, 2009 and August 26, 2019, the land must be developed in line with the purposes of the land and the deadline for commencement of construction as stipulated in the grant contract. Where construction does not commence within one year of commencement of construction as stipulated in the grant contract, an idle land fee may be charged at a rate of not more than 20% of the fee for the grant of land use rights. Where construction does not commence within two years, land use rights may be forfeited without compensation, except where the commencement of construction is delayed due to force majeure, an act of the government or relevant government departments, or preliminary work necessary for the commencement of construction.

Regulations Related to Fire Control

Pursuant to the Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008, April 23, 2019 and April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020 and amended on August 21, 2023, the construction entity of a largescale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection but still put it into use, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

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

Under the Measures for the Energy Conservation Review of Fixed-Asset Investment Projects, which was promulgated by the NDRC on November 27, 2016, and supplemented and revised on March 28, 2023, for an enterprise investment project, the construction entity shall, before commencing construction, obtain the energy conservation review opinion issued by the energy conservation review authority. The construction entity shall not commence the construction of a project which fails to undergo energy conservation review in accordance with the provisions of these Measures or fails to pass energy conservation review, and if the project has been completed, it shall not be put into production and use. In addition, energy conservation acceptance shall be conducted before a project is put into operation. With respect to projects which are divided and constructed into several phases, the corresponding energy conservation acceptance shall be conducted in phases. In the case of any major change in the construction content and energy efficiency level of a fixed-asset investment project passing energy conservation review, the construction entity shall file an amendment application with the energy conservation review authority. Shanghai, Beijing, Guangdong, Sichuan, Chongqing, Hebei, Jiangsu, Inner Mongolia and other provinces and cities have formulated detailed regulations on the review of energy conservation of fixed-asset investment within their jurisdictions, and reinforced interim and post-filing supervision.

New regulations, policies and rules have been issued with respect to the construction or development of new data centers, and rebuilding or expansion of existing data centers. For example,

●	The NDRC, the Office of the Central Cyberspace Affairs Commission, the MIIT and National Energy Administration jointly published the Guiding Opinion on Accelerating the Construction of National Integrated Big Data Center Collaborative Innovation System on December 23, 2020, pursuant to which the PUE of large and extra-large data centers shall be at or below 1.3 in the year 2025.
●	The NDRC, the Office of the Central Cyberspace Affairs Commission, the MIIT and National Energy Administration jointly published the Implementation Plan for Carrying Out Target Requirements on Carbon Neutrality and Promoting the Green and High-quality Development of New Infrastructure such as Data Centers and 5G Networks on November 30, 2021, pursuant to which authorities aim to reach: 1) the average PUE of newly constructed large and extra-large data centers shall be at or below 1.3 and the average PUE of such data centers in national hubs shall further be at or below 1.25 in the year 2025; 2) data centers of which the PUE is above 1.5 shall be upgraded; and 3) the overall utilization rate of data centers shall be significantly improved and the utilization rate of data centers in western areas shall be increased from 30% to over 50%.
●	On April 25, 2021, the Energy Bureau of Guangdong Province published the Notice on Clarifying the Relevant Requirements for Energy Consumption Guarantee of Data Centers in Guangdong Province, pursuant to which: 1) the newly increased IDC racks will not be supported in Guangdong Province in principle from 2021 to 2022, except for the integration of existing resources and the construction of projects with marginal computing demand (small data centers with less than 1,000 standard racks), and from 2023-2025, if the utilization rate of data centers in Guangdong Province could reach 70% or above, subject to the reduction of energy consumption, the energy conservation review opinion could be considered to be issued to newly constructed data center projects or expansion projects of data centers; and 2) the PUE of data centers shall be below 1.3 during the Fourteenth Five-year plan period.
●	On April 27, 2021, the Beijing Municipal Bureau of Economy and Information Technology, or the Beijing EIT, issued the Implementation Plan on Coordinated Development of Data Centers in Beijing (2021-2023), or the 2021-2023 Implementation Plan, which stipulates that:1) data centers involved in providing backup and storage services with outdated functions of which the PUE is above 2.0, the average single rack capacity is below 2.5 kilowatts or the average utilization rate is below 30% shall be gradually shut down; 2) data centers of which the PUE is above 1.8 or the average single rack capacity is below 3 kilowatts shall be upgraded (the PUE of cloud computing data centers shall be at or below 1.3 and the PUE of edge data centers shall be at or below 1.6 after such upgrade); and 3) the PUE of newly constructed cloud data centers shall be at or below 1.3 and the average single rack capacity of such data centers shall be at or above 6 kilowatts.
●	On July 4, 2021, the MIIT published the Three Year Action Plan on the Development of New Data Center (2021-2023), pursuant to which the PUE of large and above scale data centers which are newly constructed shall be at or below 1.3 and the PUE of such data centers located in severe cold areas should aim to be at or below 1.25 by the end of year 2023.
●	On February 14, 2022, the General Office of People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015 and 2018. The 2022 Catalogue prohibits new construction or expansion within Beijing’s municipal boundaries of data centers which are involved in providing internet data services or information processing and storage support services, except for those meeting the 2021- 2023 Implementation Plan. In addition, new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, and new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services, except for edge data centers and computing infrastructure meeting the requirements of the 2021-2023 Implementation Plan, is prohibited within the boundaries of Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town.

●	On February 28, 2022, the Chongqing Commission of Economy and Informatization, or the Chongqing CEI, the Chongqing Development and Reform Commission, or the Chongqing DRC, the Chongqing Municipal Bureau of Ecology and Environment, the Chongqing Administration for Industry and Commerce, or the Chongqing AIC, and the Energy Bureau of Chongqing jointly published the Implementation Plan of Chongqing’s Strict Energy Efficiency Constraints Promoting Energy Conservation and Carbon Reduction in Key Areas, pursuant to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.3, and the PUE of the existing data centers aim to be at or below 1.5 in the year 2025.
●	On May 7, 2022, the Beijing EIT and the Beijing DRC jointly published the Comprehensive Governance Work Plan of Data Centers with Low Energy Efficiency, according to which the issuance of energy conservation review opinion may be withheld for areas where energy intensity or carbon intensity does not decrease but increases, or for areas or individual projects where the overall utilization rate of data centers which have been put into operation for one year with an annual energy consumption of 2,000 tons or more of standard coal is less than 50%.
●	On June 24, 2022, the Shanghai CEI and the Shanghai DRC jointly issued the Implementation Opinions on Promoting the Healthy and Orderly Development of Data Centers in Shanghai, according to which construction entity shall operate data centers within two years after obtaining the energy consumption quota, otherwise, the energy consumption quota may be withdrawn by the competent governmental authority if appropriate. The Implementation Opinions on Promoting the Healthy and Orderly Development of Data Centers in Shanghai also provides that commitment made by the construction entity such as the equity structure, the construction plan and the energy conservation measures shall not be arbitrarily changed within the specified period of time after data centers are put into operation, and if the construction entity, after making rectification, still fails to meet the commitment resulting in serious inconsistency, the construction entity may be unable to apply for new projects in Shanghai in the future.
●	On August 22, 2022, the NDRC, the MIIT, the Ministry of Finance of the People’s Republic of China, the Ministry of Ecology and Environment of the People’s Republic of China, the Ministry of Housing and Urban-Rural Development of the People’s Republic of China, the State-owned Assets Supervision and Administration Commission of the State Council and the National Energy Administration jointly published the Action Plan for Green and Low Carbon Development in the Information and Communication Industry (2022-2025), according to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.3 in the year 2025.
●	On September 29, 2022, the Shanghai Municipal People’s Government published the Implementation Measures for Energy Conservation Review of Fixed Assets Investment Projects in Shanghai, according to which the impact of energy consumption projects on “Dual Control” and carbon peak targets should be evaluated when it comes to the review of the energy conservation report.
●	On September 30, 2022, the Chongqing CEI, the Chongqing DRC, the Chongqing Municipal Bureau of Ecology and Environment, the Chongqing AIC, the Chongqing Finance Bureau and the Chongqing State-owned Assets Supervision and Administration Commission jointly published the Chongqing Industrial Energy Efficiency Improvement Action Plan, according to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.25 in the year 2025.
●	On October 10, 2022, the Shanghai Municipal People’s Government published the Comprehensive Work Implementation Plan for Energy Conservation and Emission Reduction in Shanghai during the “14th Five Year Plan”, according to which the PUE of newly constructed data centers and existing data centers after technical upgrade shall be at or below 1.3 and 1.4 respectively.
●	On November 29, 2022, the Shanghai CEI and the Shanghai DRC jointly issued the Implementation Plan for Carbon Peak in Shanghai’s New Infrastructure Field, according to which: 1) the PUE of data centers which are newly constructed shall be at or below 1.3 and the PUE of large data centers which are located in the Yangtze River Delta Hub shall be at or below 1.25 during the Fourteenth Five-year plan period; 2) the PUE of newly constructed data centers and the existing data centers aims to be at or below 1.25 and 1.4 respectively during the Fifteenth Five-year plan period; and 3) the PUE of data centers with low energy efficiency aims to be at or below 1.4 after technical upgrade.

●	On December 2, 2022, the Guangdong DRC and the Guangdong IIT jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers, according to which: 1) the average PUE of data centers which are newly constructed (other than the data centers located in data center clusters of national hubs) in Guangdong province shall be at or below 1.3; 2) the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25; 3) the PUE of the existing data centers should aim to be at or below 1.5 after technical upgrade; and 4) the average utilization rate of data centers in Guangdong Province should aim to reach 80%.
●	On December 16, 2022, the Shanghai CEI issued a Notice on Collecting the Proposed New Data Center Project in 2022, according to which the total designed rack capacity of a project should be no less than 18 MW and the average designed rack capacity of a single rack should be no less than 6 kW.
●	On July 3, 2023, the Beijing DRC published the Several Provisions on Further Strengthening the Energy Conservation Review of Data Center Projects, which provides, among other things, that: 1) renewable energy usage plan shall be included in the energy conservation report, and renewable energy usage ratio of newly constructed data centers shall be increased gradually, which could be realized by means of renewable power trading and renewable energy certificates trading. The renewable energy usage level of data centers for the previous year shall be verified based on their energy conservation review opinions and energy conservation reports, and in accordance with the Technical Guidelines for Verification and Evaluation of Annual Renewable Energy Utilization Levels in Data Centers (Trial) published by the Beijing DRC on March 3, 2023; 2) for new construction or expansion of data centers, the PUE of such data centers shall be at or below 1.3, 1.25, 1.2 and 1.15 correspondingly if the annual energy consumption is less than 10,000 tons of standard coal, less than 20,000 tons of standard coal but not less than 10,000 tons of standard coal, less than 30,000 tons of standard coal but not less than 20,000 tons of standard coal, and not less than 30,000 tons of standard coal (energy equivalent value); 3) change formalities shall be conducted if the utilization rate of data centers is less than 80% within two years after the issuance of the energy conservation review opinion; and 4) differential power price shall be applicable to data centers of which the PUE is more than 1.4.
●	On September 12, 2023, the Shenzhen Municipal People’s Government published a Notice on Issuing the Implementation Plan for Carbon Peaking in Shenzhen, according to which energy conservation and carbon reduction shall be strengthened in new infrastructure. Data centers of which the PUE is above 1.4 shall be upgraded and replaced, and the PUE of data centers which are newly constructed shall be at or below 1.25.

The MIIT published the Supervision Measures for Industrial Energy Conservation on December 22, 2022, which became effective on February 1, 2023, and a Notice on Carrying out Supervision of Industrial Energy Conservation in 2022 on July 28, 2022. According to such regulations, the industrial energy conservation supervision department supervises and inspects the implementation of the laws and regulations regarding the energy conservation related matters in data centers and penalties may be imposed in case of any failure to comply with these laws and regulations. Local authorities have also imposed various requirements as to the supervision of energy conservation. For example, the Beijing DRC issued a Notice on Carrying out Energy Conservation Supervision in Beijing in 2023 on April 4, 2023, pursuant to which supervision of the energy conservation related matters will be carried out for fixed assets investment projects which have obtained the energy conservation review since 2021, and with respect to key areas such as data centers, the supervision of the energy conservation related matters shall be strengthened accordingly. In addition, the Beijing DRC, the Beijing EIT, together with other authorities, jointly issued a Notice on Issuing the Implementation Plan for Further Strengthening Energy Conservation in Beijing (2024 Edition) on January 29, 2024, according to which the online monitoring of energy conservation in large data centers should be strengthened.

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

On October 11, 2021, the NDRC further promulgated the Notice on Further Deepening the Market-Oriented Reform of Feed-in Electricity Price for Coal-Fired Power Generation, or the Notice, which restates the goal of “liberating the two ends”, i.e. the liberalization of the feed-in electricity price for coal-fired power generation and the liberalization of the user-side sales. On the power generation side, according to the Notice, all coal-fired power generation will enter the electricity market in principle, and a market-based electricity price mechanism will be established. It expands the fluctuation range of coal-fired power generation market transaction prices from the current float of no more than 10% increase, and in principle no more than 15% decrease to a fluctuation of no more than 20% in principle, and the market transaction price of high energy-consuming enterprises is not subject to a rise of 20% limit. On the electricity consumption side, the Notice encourages all industrial and commercial users to enter the electricity market and purchase electricity at market prices. At the same time, the Notice clarifies that for industrial and commercial users who have not directly purchased electricity from the electricity market, the power grid companies will purchase electricity as agents, and the agent power purchase price will be established through market-oriented methods.

On December 23, 2022, the NDRC issued a Notice on Further Improving Power Purchase Agency for Power Grid Enterprises. On January 4, 2023, the National Energy Administration issued the Key Points of Energy Regulatory Work in 2023. Pursuant to these regulations, the scope of power grid enterprises as power purchase agents should be narrowed down and industrial and commercial users are encouraged to enter the electricity market directly. Local authorities have also promulgated various requirements as to the electricity market. For example, on December 13, 2023, the Beijing Municipal Commission of Urban Management issued a Notice of the Electricity Market Trading Scheme and Green Electricity Trading Scheme in Beijing in 2024, according to which industrial and commercial users of 10 kV and above should directly participate in market transactions in principle, and other industrial and commercial users should be encouraged to purchase electricity directly from the electricity market.

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

The Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, which was approved by the SCNPC on November 7, 2016 and came into effect on June 1, 2017, provides certain rules and requirements applicable to network service providers in China. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and strengthen network information management by taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, effectively addressing network security, preventing illegal and criminal activities, and maintaining the integrity, confidentiality and usability of network data. In addition, the Cybersecurity Law imposes certain requirements on network operators of critical information infrastructure, including that such network operators with operations in the PRC shall store personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cybersecurity Law.

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

Regulations Related to Artificial Intelligence

The emergence of generative artificial intelligence is driving an explosion in demand for digital infrastructure which provides scalable storage mechanisms, such as cloud storage, and accommodates the big data needs integral to artificial intelligence technologies. Following such trend, regulations, policies and rules have been issued in order to meet the demand for data and computing power propelled by the rapid evolution of artificial intelligence technologies. For example,

●	On July 4, 2021, the MIIT published the Three Year Action Plan on the Development of New Data Center (2021-2023), pursuant to which new data centers should be new infrastructures that support the economic and social digital transformation, intelligent upgrading, integration and innovation, and the collaborative development of new data centers and artificial intelligence technologies should be promoted.
●	On December 12, 2021, the State Council issued the Plan for Development of the Digital Economy During the ¡°14th Five-Year¡± Period, according to which, the intelligent upgrading of infrastructure should be promoted in an orderly manner, and the artificial intelligence infrastructure shall be efficiently deployed to enhance its capabilities of supporting the development of the ¡°intelligence plus¡± industries.
●	On July 29, 2022, the Ministry of Science & Technology, the Ministry of Education, the MIIT, the Ministry of Transport, the Ministry of Agriculture and the National Health Commission jointly issued the Guiding Opinions on Accelerating Scenario Innovation and Promoting High-quality Economic Development with High-level Application of Artificial Intelligence, according to which, efforts should be made to encourage the opening and sharing of computing power platforms, common technology platforms, industry training data sets, simulation training platforms and other artificial intelligence infrastructure resources, so as to provide computing power and algorithm resources for artificial intelligence enterprises to innovate scenarios.

●	On October 8, 2023, the MIIT, the Office of the Central Cyberspace Affairs Commission, the Ministry of Education, the National Health Commission, the PBOC, the State-owned Assets Supervision and Administration Commission of the State Council jointly issued the Action Plan for the High-quality Development of Computing Power Infrastructure, according to which, in order to suit the development of the artificial intelligence industry and business needs, focus should be put on intensively developing intelligent computing centers in computing power hubs in western China and regions with a good foundation for artificial intelligence development, and the proportion of intelligent computing power should be reasonably increased.
●	On December 25, 2023, the NDRC, the National Bureau of Data, the Office of the Central Cyberspace Affairs Commission, the MIIT and the National Energy Administration promulgated the Implementation Opinions of the National Development and Reform Commission and Other Ministries and Commissions on In-depth Implementation of the ¡°East-to-West Computing Resource Transfer Project¡± to Accelerate the Construction of a National Integrated Computing Power Network., according to which, the utilization rate of general computing power resources shall be significantly improved, the adaptation level of intelligent computing power in artificial intelligence and other fields shall be improved, and the computing power support ability of compute-intensive and data-intensive business shall be enhanced.

Meanwhile, with the development of artificial intelligence technology, the PRC government authorities specially promulgated certain laws to regulate the algorithmic recommendation and deep synthesis technology which are closely related to the generative AI technology since the end of 2021. For example, on December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, pursuant to which algorithmic recommendation service providers must fulfill certain obligations, including fulfilling their responsibilities for algorithm security in order to regulate internet information service algorithm recommendation activities and safeguard national security and social public interests.

On November 25, 2022, the CAC, the MIIT and the MPS jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect on January 10, 2023. These provisions not only emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations, but also provide that technical supporter of deep synthesis services should, among others, strengthen the management of training data and take necessary measures to ensure the security of training data, and regularly review, evaluate, and verify the mechanism for generating synthesis algorithms.

On July 10, 2023, the CAC promulgated the Interim Measures for the Management of Generative Artificial Intelligence Service, which became effective on August 15, 2023. Apart from regulating that generative artificial intelligence service providers shall carry out pre-training, optimization training, and other training data processing activities in accordance with applicable laws and regulations, the regulation provides that efforts should be made to drive the development of generative artificial intelligence infrastructure and public training data resource platforms to promote the collaboration and sharing of algorithm resources and improve the efficiency of the use of algorithm resources.

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

On March 12, 1984, the SCNPC promulgated the Patent Law, which was amended in 1992, 2000, 2008 and 2020, respectively. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on December 28, 2002, January 9, 2010 and December 11, 2023, respectively. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system is premised upon the “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention, for ten years in the case of utility models, and for 15 years in the case of designs. A third-party user must obtain consent or a proper license from the patent owner in order to use the patent.

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

On June 9, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day and was partially amended by the Notice on Further Deepening the Reform to Facilitate Cross - border Trade and Investment by the SAFE on December 4, 2023. Compared to Circular 19, Circular 16 not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party.

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

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or Circular 28, which was partially amended by the Notice on Further Deepening the Reform to Facilitate Cross - border Trade and Investment by the SAFE on December 4, 2023. Circular 28 in principle, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Negative List (2021) on foreign investment.

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

SAFE Circular 37

SAFE Circular 37 replaced the former circular commonly known as Circular 75 promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

Share Option Rules

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006 (effective from February 1, 2007), all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies issued by SAFE on February 15, 2012, or the Share Option Rules, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a mainland China subsidiary of the overseas listed company or another qualified institution selected by the mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

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

Prior to January 1, 2008, according to the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises promulgated by the National People’s Congress on April 9, 1991 dividends payable to foreign investors derived by foreign enterprises from business operations in China were exempted from PRC enterprise income tax. However, such exemption was revoked by the Enterprise Income Tax Law and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued by the STA on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a mainland China subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular mainland China subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, according to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued by the STA on February 3, 2018 and became effective on April 1, 2018, when determining an applicant’s status as a “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in other countries or regions, whether the business operated by the applicant constitutes actual business activities, and whether the country or region which is a counterparty to the tax treaty does not levy any tax, grants tax exemption on relevant income, or levies tax at an extremely low rate, will be taken into account. Such factors will be analyzed according to the actual circumstances of each specific case. This circular further provides that applicants who intend to prove his or her status as a “beneficial owner” shall submit relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Agreements issued by the STA on October 14, 2019.

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

In addition, the Measures for the Security Review of Foreign Investment, or the NSR Measures, was jointly issued by the NDRC and MOFCOM on December 19, 2020, and effective from January 18, 2021. The NSR Measures specify, among other things, provisions concerning the national security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures. According to the NSR Measures, the national security review working mechanism, or the NSR Authority, is empowered to be responsible for overseeing, coordinating and guiding the national security review procedures, and all foreign investment in the defense-related sectors and the investment resulting in foreign investors’ acquisition of the control of the PRC target in certain other important sectors (including important infrastructure and important information technology and internet products and services) are subject to national security review, while there is no further guidance on the exact coverage of such important sectors nor a clear definition of the “control”, and the NSR Authority has a very broad discretion to interpret and determine in practice. In order to regulate overseas securities offering and listing activities by domestic companies in direct or indirect form, on February 17, 2023, the CSRC released the New Regulations on Filing. Under New Regulations on Filing, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. According to the New Regulations on Filing, if the issuer meets the following conditions at the same time, its offering and listing will be deemed as an “indirect overseas offering and listing by a domestic company”: (i) the revenues, total profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts and any index accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the main parts of business activities are conducted in PRC or its principal place of business is located in PRC, or the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC. In case of an overseas initial public offering or listing, it shall file with the CSRC within three working days after submitting the application documents for issuance and listing abroad. However, listed companies are not required to apply for the filing immediately until they involved in matters required filings, such as follow-on financing activities. Pursuant to the newly promulgated New Regulations on Filing, as for companies seeking offering and listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and approve the filing of the offering and listing of such companies if they duly meet the compliance requirements. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and VIE agreements. If we fail to timely complete the relevant filing procedures for our further offering, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our mainland China subsidiary in China, delay of or restriction on the repatriation of the proceeds from this offering into China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or circumstances may become advisable for us, to halt our offerings before settlement and delivery of the shares offered.

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

The Practice Notes No. 3/2012, No. 3/2012A and No. 3/2012B published by LandsD in 2016, or the PNs, introduced measures to incentivize the relevant land owners to apply for a lease modification or a land exchange for development of an industrial lot for high-tier data center use. According to the PNs, relevant owners or developers may submit an application for development of an industrial land lot for a high-tier data center use up to or less than the maximum permissible development intensity permitted under the relevant statutory town plan or, where the statutory town plan does not specify the maximum permissible development intensity, the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong), or the BO. LandsD would assess the land premium payable by the owner, which will be an amount “equivalent to the difference between the value of the land under the current lease conditions and its value under the proposed modified lease conditions.” Furthermore, an administrative fee is also payable for LandsD to process the application.

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

As at December 31, 2023, the standard profits tax rate for corporations was at 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation.

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

Moreover, even if a definite term is set forth, the expiration of a lease agreement in relation to immovable property is still subject to a termination notice serving to the other party in advance in a certain period before its expiry. If no termination notice in advance is served on time, the lease will be automatically renewed under the same terms and conditions but a term of one year will be extended if the original term is more than one year.

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

As a general rule prescribed in the Law no. 2/91/M, any violation of the environmental legislations shall be subject to civil liability, administrative fine or criminal punishment depending on different violations and also administrative injunction is possible to be granted to cease environmental infringement.

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

Should the work permit be granted, the Macau Labor Bureau will set out the valid period of the work permit (the term of any labor contract must not be out of the valid period of the related work permit) and other requirements for the validity of the work permit (e.g. determination of work site, undertaking to hire a certain number of local workers). If any of the validity requirements becomes violated, the related work permit may be revoked.

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

Complementary Income Tax

The Complementary Income Tax shall be considered as profit tax in commercial or industrial activities which charges on the actual profit or estimated profit of a taxpayer pursuant to the article 4 of the Regulation of Complementary Income Tax, as approved by Law no. 21/78/M dated September 9, 1978.

Taxpayers of Complementary Income Tax are classified as either Group A or Group B.

Group A taxpayers are those entities (i) with capital not less than one million Macau Patacas (MOP1,000,000.00); or (ii) average taxable profits in three consecutive years of over five hundred thousand Macau Patacas (MOP500,000.00); or (iii) requesting to change to Group A from Group B by declaration. Besides the above, all other taxpayers are under Group B.

For the Group A taxpayer, the Complementary Income Tax is assessed based on its actual profit and each of the Group A taxpayers, along with a Macau licensed accountant, is required to submit the following documents to the Macau Financial Bureau within April to June each year:

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

A Group B taxpayer is not required to engage any licensed accountant nor submit the aforementioned mandatory documents that a Group A taxpayer is required to submit for tax reporting. However, a Group B taxpayer is still required to report its profit or deficit within February to March each year. The Macau Financial Bureau shall determine the estimated profit based on the type and performance of the industry that the taxpayer practices and other factors that the same authority thinks relevant, and shall issue the taxpayer an assessment letter in which the estimated profit and the tax amount will be stated on July of the respective year. Should the Group B taxpayer accept the estimated profit and pay the tax amount, the tax duties shall be complied with.

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

Regulatory requirements/restrictions on the purchase and ownership of land and buildings by foreign investors and their local subsidiaries

Generally, foreign investors and their local subsidiaries do not face restrictions on the purchase and ownership of land and buildings. Land in Singapore may be zoned for industrial, commercial or residential purposes. There are no restrictions for foreign individuals or entities to purchase and own commercial or industrial properties in Singapore. However, foreign investors would need to apply to the government for approval to purchase certain types of residential properties pursuant to the Residential Property Act 1976. Such a restriction is unlikely to be relevant to our company given that data centers are unlikely to occupy land zoned for residential purposes. In addition, measures have also been introduced to enhance Singapore’s anti-money laundering controls.

Regulatory requirements/restrictions on land use rights and constructions

Typically, data centers in Singapore occupy land managed and administered by Jurong Town Corporation, or JTC. JTC is a statutory board under the Ministry of Trade and Industry that spearheads industrial development in Singapore. Principally, JTC administers such data centers as a landlord/lessor through leases with tenures of approximately 30-years. However, JTC has required certain leases to expire by 2050.

JTC leases typically provide that the lessee is to commence business operations within 6-12 months from the completion of development of the property. Furthermore, the lessee is normally obliged to conduct continuous operations of the property only for the authorized use throughout the lease term. Any disposal of interests (including assignment and disposal) under the JTC leases would also require the consent of JTC and typically, consent can only be obtained after an initial prohibition period. The lessee is also required to construct the building within a building period, typically within 3 to 5 years, if the lessee is allocated land directly from JTC.

In view of policy intents of recent times, there may be sustainability requirements imposed by JTC and other regulatory bodies. In 2019, the Singapore government sought to manage the growth of data centers by imposing a moratorium on new data center projects. This moratorium has since been lifted subject to tightened capacity limits and efficiency standards, and other restrictions.

Given the stated reasons for the moratorium, it is anticipated that any future data center projects approved by the Singapore government must meet substantial sustainability requirements.

Regulatory requirements/restrictions pertaining to construction

Under the Planning Act 1998, planning permission from the Urban Redevelopment Authority, or URA, is required for any development or building project in Singapore. The owner or developer of industrial land has to appoint a Qualified Person, or QP (such as registered architects, registered land surveyors and/or professional engineers) to prepare plans and submit a development application to URA via the CORENET eSS (Construction and Real Estate Network e-Submission System). The Master Plan, a statutory land use plan available on the URA website, sets out the land use zoning and gloss plot ratio for each (potential) development site, and forms the basis of consideration for potential approval of any development works.

Under the Building Control Act 1989, major building works and building plans would require consent from the Building and Construction Authority. Depending on the specific development, regulatory approval from various other technical government departments would also be required.

There are various associated regulatory requirements which governs the process and licensing of all aspects of construction. These include work health and safety (construction) regulations, noise control regulations, and environmental public health regulations.

Before a constructed building can be occupied in Singapore, a Temporary Occupation Permit, or TOP, or Certificate of Statutory Completion, or CSC, is required. A CSC is issued when a building or development has complied with all statutory requirements under the Building Control Act & Regulations and has obtained all necessary clearances from the technical departments (including URA, Land Transport Authority and Public Utilities Board).

Regulatory requirements/restrictions on cross-border data transfer and privacy protection applicable to data center operators

The Personal Data Protection Act 2012, or PDPA, is the primary data protection legislation in Singapore, and it is administered and enforced by the regulator for data protection, the Personal Data Protection Commission, or PDPC.

Every organization (including data center operators) will be required to comply with the PDPA to the extent it carries out any collection, use or disclosure of personal data in Singapore. There are 10 data protection obligations contained in the PDPA which includes, among other things, (1) putting in place appropriate technical and organisational measures to protect the personal data from data breach incidents, (2) ceasing to retain personal data if the purpose for collection is no longer served and retention is no longer necessary for any other legal or business purposes, and (3) notifying the PDPC and/or the affected individuals in the event of a data breach incident (if the relevant notification thresholds have been met).

There is no data localization requirement in Singapore for data to be hosted, stored, or processed in Singapore, or any cross-border prohibition for the transfer of data out of Singapore. However, the transfer of personal data out of Singapore is permitted only if the transferor has taken appropriate steps to ensure that the overseas recipient is bound by legally enforceable obligations to provide the transferred personal data with a standard of protection that is comparable to that under the PDPA.

The PDPC may give an organisation such directions as it thinks fit to ensure the organisation’s compliance with the PDPA, including for the organisation to (a) stop collecting, using or disclosing personal data in contravention of the PDPA; and/or (b) destroy personal data collected in contravention of the PDPA.

The PDPC also has the power to impose financial penalties on organizations that are found to have intentionally or negligently breached the data protection obligations under the PDPA of (a) up to S$1 million, or (b) 10% of the organisation’s annual turnover in Singapore (on organizations with an annual turnover in Singapore exceeding S$10 million), whichever is higher.

In addition to the PDPA, the revised Cybersecurity Act 2018, or CSA, when passed, may also become applicable if our company is subsequently designated as a major foundational digital infrastructure service provider. Certain recently proposed amendments to the CSA require companies designated as major foundational digital infrastructure service providers to be responsible for the cybersecurity of such their digital infrastructure, including adhering to cybersecurity codes and standards of practice, as well as reporting prescribed cybersecurity incidents to the Cyber Security Agency.

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

MCMC had issued the Advisory Notice on Cloud Service, followed by the Information Paper on Regulating Cloud Services, both of which came into force on 1 April 2022, to provide that the licensing requirement under the Applications Service Providers Class, or ASP (C), license will be applicable to the provision of cloud services to end users in Malaysia under certain circumstances in the form of Infrastructure-as-a-Service (IaaS) or Platform-as-a-Service (PaaS). Where there is provision of any form of connectivity services other than cloud services, a Network Facilities Provider Individual (NFP(I)) and/or Network Service Provider Individual (NSP(I)) license will be required as well.

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

Regulations on Dealings with Land

The National Land Code requires that all land dealings be registered in order to confer title or interest on the new proprietor or interest holder. In order to conduct certain dealings in relation to any land in Malaysia as a foreign entity, we need to obtain State Authority Consent pursuant to the National Land Code. The Guideline on the Acquisition of Properties, which has been effective since 1 March 2014, further prescribes the permitted properties as well as procedures on the acquisition of properties by foreign interests.

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

The Companies Act 2016 provides for the registration and administration of companies and corporations, and allows foreign companies to elect whether to incorporate a local Malaysian company or establish a local branch office in Malaysia.

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

The Occupational Safety and Health Act 1994, or OSHA,imposes a duty on employers to ensure, so far as is practicable, the safety, health, and welfare at work of their employees. Effective 1 June 2024, the duty of employers under the OSHA will be expanded to include contractors, subcontractors, and employees employed by such contractors or subcontractors.

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

Regulations on Cyber Security

The Cyber Security Bill 2024, or the CS Bill, was passed by the Malaysian Government on 27 March 2024 and will come into force on a date to be published in the Gazette. If we are designated as a national critical information infrastructure (NCII) entity pursuant to the CSA, we will be required to comply with the requirements under the CSA, including to implement certain cyber security standards, processes and measures, conduct cyber security risk assessments and audits, and report to the applicable regulator and sector lead in the event of a cyber security incident.

The CSA establishes the overarching framework governing cyber security in Malaysia which shall be read together with existing laws relating to cyber security in Malaysia in separate pieces of legislation as described below.

The Personal Data Protection Act 2010, or PDPA, is the main legislation governing the processing of personal data in Malaysia. If we obtain a license under the CMA, we will then proceed to register as a data user under the PDPA, pursuant to the Personal Data Protection (Class of Data Users) Order 2013 which provides that a data user which belongs to any of the classes of data users (one of which includes being a licensee under the CMA), is required to obtain a certificate of registration under the PDPA. There is no absolute prohibition against cross-border transfers of personal data, so long as the transfer falls within one of the conditions permitting the transfer of personal data outside Malaysia as prescribed under the PDPA, which includes where the data subject has consented to the transfer of personal data outside Malaysia.

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

Indonesia Regulations

Regulatory approvals, licenses and permits for the development and operation of data centers

General licenses

Under Regulation 5/2021 (as amended by Regulation 11/2023), Business Identification Number (Nomor Induk Berusaha, or NIB) is required for all Klasifikasi Baku Lapangan Usaha Indonesia, or KBLI. KBLI refers to the Indonesian Business Sector Classification under the Business Line Regulation. KBLI is a list of business activity classifications, organized by ‘KBLI numbers/codes’. The codes describe the scope of the business activities that can be undertaken. Every company in Indonesia is required to secure general licenses as set out below.

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

Under DG Tax Regulation PER-04/PJ/2020, NPWP is required for all KBLIs. NPWP is the identification number given to taxable entities as an identifier of the taxable entity in executing its rights and obligations pertaining to taxes.

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

1.	Foreign entity with local representatives

Indonesian law stipulates that a foreign entity having a representative office in Indonesia may be granted a Right to Use (Hak Pakai) parcels of land for a maximum of 30 years, and this can be extended for another 20 years and renewed for an additional period of 30 years. The extension and renewal are subject to the satisfaction of all requirements, among others that the land is still being utilised in accordance with the land title, still conforms with the city’s spatial plan, not required by the government for public purposes and the holder still qualifies to hold the land title. Generally, Hak Pakai enables its holder to utilise and/or benefit from the land.

2.	Foreign investment company

Pursuant to the Investment Law (as amended), foreign investment is an investing activity to conduct business in Indonesia by using foreign capital (fully or partially). A PMA company can be established for that purpose and can own land via a Right to Build (Hak Guna Bangunan, or HGB). The HGB allows its holder to construct on the land and is granted for a maximum period of 30 years which can be extended for a maximum period of 20 years and further renewed for an additional period of 30 years. The extension and renewal are subject to the satisfaction of all requirements, among others that the land is still being utilised in accordance with the land title, still conforms with the city’s spatial plan, not required by the government for public purposes and the holder still qualifies to hold the land title. If the HGB is granted on a land with other party’s management right (Hak Pengelolaan), then approval from the holder of Hak Pengelolaan is also required for extension and renewal.

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

Law No. 17 of 2019 was amended by the Government Regulation in lieu of Law of the Republic of Indonesia No. 2 of 2022 on Job Creation and the amended law mandates that water resources must be controlled by the state and used for the utmost prosperity of the community. Therefore, individuals, community groups or business entities may not possess or control water resources, and such control remains with the central and regional governments whereby commercialization of water must be undertaken through the drinking water supply system (sistem penyelenggaraan air minum, or SPAM) framework operated by the state-owned company, or BUMN, or its regional counterpart, BUMD.

However, Government Regulation No. 122 of 2015 on Drinking Water Supply System permits private entities to enter into a joint-cooperation with the relevant BUMN and/or BUMD to develop its for its own use a drinking water supply system (sistem penyelenggaraan air minum untuk memenuhi kebutuhan sendiri, or Own-use SPAM) for areas outside BUMN and BUMD’s service coverage. The cooperation between BUMN/ BUMD and private entity can be carried out either by way of business-to-business (B2B) or public-private partnership (PPP) schemes.

Regulatory requirements/restrictions on cross-border data transfer and privacy protection applicable to data center operators

Indonesia’s data protection law, or Law No. 27 of 2022 on Personal Data Protection (“PDP Law”) is the principal personal data protection legislation in Indonesia. In addition to the PDP Law, there are other laws and regulations, including sector-specific regulations, that govern personal data protection and may also apply.

For data center operators, the general rules under the PDP Law applies, including on cross-border data transfers. Under the PDP Law, cross-border transfers are subject to the below requirements:

(a)	compared to Indonesia, the jurisdiction where the recipient is located must have an equivalent or higher data protection standard (or referred to as adequacy level of protection);
(b)	if (a) is unable to be fulfilled, the data exporter must put in place the appropriate and binding safeguards (e.g., contract); or
(c)	if (a) and (b) are unable to be fulfilled, the data exporter can proceed on the basis of the data subject’s consent for the cross-border personal data transfer.

Currently, there are no further guidelines on items (a) and (b) to ensure compliance with such requirements. Therefore, pending any such guidelines, it is advisable to obtain the data subject’s consent prior to conducting cross-border transfers.

Moreover, specific types of data and/or personal data controllers may be subject to sectoral localisation requirements. Sectors such as healthcare, banking/financial services, and telecommunications operate under stricter rules compared to those outlined in the PDP Law, potentially impeding or altogether prohibiting cross-border data transfers. Although data center operators (particularly those exclusively providing colocation services without holding a telecommunication license) are exempt from these sector-specific obligations, please note that certain data stored within the data center facilities might still be subject to such restrictions.

Japan Regulations

Regulations on Zoning and Construction Building

1.City Planning Act (toshi keikaku ho)

The City Planning Act (Act No. 100 of 1968) is the primary source of zoning regulations in Japan. Its main objectives are to ensure balanced land development and promote public welfare.

The following is an outline of the zoning regulations under the City Planning Act:

●	Land is divided into two main categories: “City Planning Areas” (toshi keikaku kuiki) regulated by the City Planning Act and “Non-City Planning Areas” not regulated thereby.
●	Each City Planning Area is divided into “Urbanization Promotion Areas” (shigaika kuiki) where development is promoted and “Urbanization Restricted Areas” (shigaika chosei kuiki) where development is restricted.
●	The City Planning Act defines thirteen zoning districts (yoto chiiki) within Urbanization Promotion Areas depending on the use of the land and specific building regulations under the Building Standards Act (e.g., permitted use, building coverage and floor area ratios) vary depending on the zoning districts of the subject land.
●	Developers must confirm and consult with the relevant governmental bodies to ascertain the applicable local or specific zoning or planning regulations, including the zoning districts where the planned construction of a new building is permitted (e.g., a data center) through a consultant, asset manager or broker.
●	In addition, under the City Planning Act, developers must obtain permission from the prefectural governor (or the mayor, as applicable) prior to commencing any “Development Actions”, which means altering the shape or quality of land to make it available mainly for the construction of buildings or special structures, on land located in certain areas.

2.Building Standards Act (kenchiku kizyun ho)

The Building Standards Act (Act No. 201 of 1950) stipulates, among other things, basic rules for constructing buildings, minimum engineering safety requirements, and permitted uses of buildings in each zoning district under the City Planning Act.

Under the Building Standards Act, any person who constructs certain buildings (i.e., a person who orders construction work from a general contractor) must obtain (i) a “Building Confirmation Certificate” (kakunin zumi sho) from the relevant local government or a designated confirmation and inspection body (the “Relevant Authority”) before commencing the initial building construction, extension or reconstruction, and (ii) an “Inspection Certificate” (kensa zumi sho) from the Relevant Authority upon completion of the building construction, extension or reconstruction. The Relevant Authority issues Building Confirmation Certificates only if it can confirm that the buildings in question are in compliance with specific mandatory requirements under the substantive building standards.

The Building Standards Act also governs the building coverage and floor area ratios of new buildings based on the twelve zoning districts. The building coverage ratio is the allowable area of land, while the floor area ratio is the building’s total size in relation to the land size. When the developer plans to construct a new building (e.g., a data center) on the land, it must confirm both ratio and consult with a consultant or design and construction company in advance.

Regulations on Telecommunications and Electricity Business

1.Telecommunication Business Act (denki tsushin jigyo ho)

A person who conducts a “Telecommunications Business” must be licensed under the Telecommunications Business Act (Act No. 86 of 1984) (the “TBA”). Under the TBA, a “Telecommunications Business” means a “business to provide Telecommunications Services in order to meet the demands of others”. “Telecommunications Service” means “(a) intermediating communications of others through the use of telecommunications facilities or (b) any other acts of providing telecommunications facilities for the use of communications by others”.

A TBA license is either a registration (toroku) or filing a notification (todokede) with government body (i.e., Ministry of Internal Affairs and Communications (“MIC”)). The type of license required depends on whether or not the business operator is installing telecommunications circuit facilities (e.g., coaxial cables or optic fibers) and whether or not the scale and scope of areas of the installed telecommunications circuit facilities exceed the standard specified in the relevant MIC ordinance.

In sum, whether an operator of data center needs the TBA license depends on what it will do. The “Manual to enter a Telecommunications Business (supplement)” issued by the MIC in 2005 (last amended in January 2023) (the “Manual”) lists a few examples of businesses as to whether or not they constitute a Telecommunication Business, which include the following examples:

(a)Lending a location to install servers:

If a party such as a real estate company sets up a building which has stable power supply facilities and earthquake-resistant facilities, and leases out a location where Telecommunications Business providers will install servers and the like, then it is merely lending spaces as a real estate business, and thus it would not be construed as telecom business. However, if the party procures telecommunications circuit facilities by itself and provides those facilities to users, then it would be construed that the party is reselling telecommunications services to users, and thus the party would be required to obtain the TBA license.

(b)Services lending servers or hosting services

If a party not only leases the servers or the capacity of the servers to users, but also provides a function which enables third parties to communicate (e.g., a function of sending or receiving e-mails by individuals through the servers), the party would also be construed as a party intermediating third party communications, and thus the party (i.e., the lessor of the servers or the capacity of the servers) would be required to obtain the TBA license.

2.Electricity Business Act (denki jigyo ho)

(a)License requirement

It is assumed that the data center operator will purchase electricity from an electricity retailer and provide electricity to its users/tenants within the same location (“Collective Purchase Scheme”). Provision of electricity under a Collective Purchase Scheme is not regulated under the Electricity Business Act (Act No. 170 of 1964) (the “EBA”) and therefore no license is required under the EBA for data center operator to operate the Collective Purchase Scheme. However, the Guidelines for Electricity Retail Operations for Retail Electricity Business set out that, even if such provision of electricity is not regulated under the EBA, it is desirable for a data center operator that operates a Collective Purchase Scheme to put in place consumer protection measures equivalent to what is required for electricity retailers (e.g., provision of appropriate information, such as terms of the electricity supply agreement and procedures for termination of such agreement).

(b)Other Major Requirements

The major requirements under the EBA and relevant guidelines (other than the licensing requirements) are (i) Notice of Construction (kouji keikaku todoke), (ii) filing of Safety Regulation (hoan kitei) and (iii) Appointment of a Chief Electrical Engineer and/or Chief Boiler/Turbine Engineer.

Regulations under the Foreign Exchange and Foreign Trade Act (gaikoku Kawase oyobi gaikokuboeki ho)

1.Prior notification requirement

Under the Foreign Exchange and Foreign Trade Act of Japan (the “FEFTA”), a “Foreign Investor” which is defined to include not only an entry formed under a foreign law, but also any Japanese company if 50% or more of its voting rights are held directly or indirectly by an entity formed under a foreign law and contemplates an “Inward Direct Investment etc.” which is defined to include a variety of transactions and corporate actions including acquisition of shares or equity interests of a Japanese company listed on a Japanese stock exchange and acquisition of any number of shares or voting rights of a Japanese non-listed company in certain designated businesses (the “Designated Businesses”) relating to national security is required to submit a prior notification, via the Bank of Japan, to the Minister of Finance and other ministers having jurisdictions over the businesses of the relevant issuer.

“Designated Businesses” are designated by the Minister of Finance and other ministers, and include a wide range of businesses which includes electricity and telecommunication business. It does not mean that all of telecommunication business and electricity business constitute the Designated Businesses. Rather, certain types of those business fall into the Designated Businesses.

2.Post-facto report requirement

Under the FEFTA, Foreign Investor who contemplates an Inward Direct Investment etc. is subject to a post-facto report requirement within 45 days in the following cases:

(i)	When a Foreign Investor carries out an acquisition or disposal of shares or voting rights for which a prior notification was submitted;
(ii)	When a Foreign Investor carries out an acquisition of shares or voting rights of a listed or non-listed Japanese company for which the Foreign Investor relied on any exemption under the FEFTA; and

(iii)	When a Foreign Investor carries out an acquisition of shares, voting rights or equity securities of a listed or non-listed Japanese company or a legal entity established under a special law, for which a prior notification was not submitted (because no Designated Business was involved), but the shares or voting rights substantially held by the Foreign Investor are 10% or more of the total issued shares, voting rights or equity securities of the legal entity.
C.	Organizational Structure

Our Corporate Structure

The diagram below summarizes our corporate structure and identifies our significant subsidiaries, consolidated VIEs and their significant subsidiaries as of December 31, 2023. The relationships among each of GDS Shanghai, GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in the diagram below are governed by contractual arrangements and do not constitute equity ownership.

(1)

EDC Holding Limited has 61 direct and indirect subsidiaries incorporated in Hong Kong and 17 direct and indirect subsidiaries incorporated in the British Virgin Islands, Malaysia, Macau, Cayman Islands and Singapore, respectively.

(2)	GDS Investment Company directly and indirectly holds equity interests of 60 subsidiaries in mainland China.
(3)

Management HoldCo is held as to 20% by five management personnel designated by our board of directors namely, Yilin Chen (senior vice president, Southeast Asia business), Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), respectively. Management HoldCo is controlled by our Company through a series of contractual arrangements.

(4)

Since February 2024, WG Data Hub Sdn. Bhd. directly holds 100% of the shares of GDS IDC Services (Malaysia) Sdn. Bhd., GDS IDC II Services (Malaysia) Sdn. Bhd., GDS IDC III Services (Malaysia) Sdn. Bhd. and other Malaysian entities after internal restructuring.

(5)	GDS IDC Services Pte. Ltd. currently holds 70% equity interests in PT GDS Indonesia Group, and the remaining 30% equity interests are held by PT Maleo Investasi Indonesia.
(6)

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

To comply with the PRC regulations regarding foreign investment in VATs described above, and foreign exchange control, our preferred approach to structuring our data center operations and investments in mainland China is to have VIEs and their subsidiaries which hold VATS licenses and provide services to customers and data center companies established as wholly foreign owned enterprises under the PRC Law which hold the data center property interests and assets.

In addition, for our data centers in mainland China, in order to comply with PRC regulatory requirements, particularly those with respect to company registration and tax filing, as well as local government requirements, and to facilitate the onshore financing of our data centers by financial institutions in the PRC which is generally provided on an individual data center basis, we generally establish one wholly foreign owned enterprise at the district where the data center is located to hold the property interests and assets for such data center. In a small number of cases, we establish one wholly foreign owned enterprise to hold the property interests and assets for two to three data centers located at the same or adjacent premises. Furthermore, in order to provide flexibility for obtaining offshore financing for our data centers, which usually requires the pledge of the shares of the holding companies of data centers as collateral, we usually establish Hong Kong holding companies to separately hold the equity interest of the wholly foreign owned enterprises.

Contractual Arrangements with Affiliated Consolidated Entities

Due to PRC regulations that limit foreign equity ownership of entities providing VATS to less than 50%, we, similar to other entities with foreign-incorporated holding company structures operating in our industry in mainland China, conduct a substantial part of our operations in mainland China through contractual arrangements with the consolidated VIEs that are incorporated and 100% owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens.

As a result of these contractual arrangements, we control Management HoldCo, GDS Shanghai, GDS Beijing and 29 direct and indirect subsidiaries of GDS Beijing as of December 31, 2023, and have consolidated the financial information of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai

The currently effective contractual arrangements by and among our wholly-owned mainland China subsidiary, the consolidated VIEs, and the consolidated VIEs’ shareholders include (i) certain equity interest pledge agreements, shareholder voting rights proxy agreement, exclusive call option agreements and certain loan agreements, which provide us with effective control over the consolidated VIEs; (ii) certain exclusive technology license and service agreements and intellectual property rights license agreement, which allow us to receive substantially all of the benefits generated from the operations of the consolidated VIEs and their subsidiaries. These contractual arrangements allow us to:

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

For the years ended December 31, 2021, 2022 and 2023, the VIEs and their subsidiaries contributed 96.1%, 96.1% and 95.3%, respectively, of our total net revenue.

Currently, there are five individual management shareholders, each holding a 20% equity interest in Management HoldCo, namely Yilin Chen (senior vice president, Southeast Asia business), Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business). In conjunction with the transfer of ownership, we have, through GDS Investment Company, entered into a set of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai on substantially the same terms as those under the previous contractual arrangements with GDS Beijing and GDS Shanghai. We have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai, respectively. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

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

However, there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC regulatory authorities find that the agreements that establish the structure for providing our IDC services do not comply with PRC government restrictions on foreign investment in IDC services, we may be subject to severe penalties, including being prohibited from continuing operations.

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

Overview

We are a leading developer and operator of high-performance data centers in China and Southeast Asia. Our facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to access all the major telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including an innovative and unique managed cloud value proposition. We have a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services. As of December 31, 2023, we had an aggregate net floor area of 572,555 sqm in service, 92.8% of which was committed by customers, and an aggregate net floor area of 182,746 sqm under construction, 76.4% of which was pre-committed by customers.

Our results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service of 93.8%, 95.5% and 92.8% as of December 31, 2021, 2022 and 2023, respectively. We had utilization rates for our area in service of 65.5%, 71.8% and 73.1% as of December 31, 2021, 2022 and 2023, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all of the revenue-generating services for which they have committed.

We have experienced significant growth in recent years. Our net revenue grew from RMB7,818.7 million in 2021 to RMB9,325.6 million in 2022, representing an increase of 19.3%, and increased to RMB9,956.5 million (US$1,402.3 million) in 2023, representing an increase of 6.8%. Our net revenues from colocation services were RMB6,514.3 million, RMB7,943.3 million and RMB8,669.7 million (US$1,221.1 million) in 2021, 2022 and 2023, representing 83.3%, 85.2% and 87.1% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB1,300.1 million, RMB1,374.6 million and RMB1,286.3 million (US$181.2 million) in 2021, 2022 and 2023, representing 16.6%, 14.7% and 12.9% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB4.3 million, RMB7.7 million and RMB0.6 million (US$0.1 million) in 2021, 2022 and 2023, representing 0.1%, 0.1% and 0.0% of total net revenue over the same periods, respectively. Our net loss increased from RMB1,191.2 million in 2021 to RMB1,266.1 million in 2022, and increased to RMB4,285.4 million (US$603.6 million) in 2023. Our adjusted EBITDA increased from RMB3,703.4 million in 2021 to RMB4,251.4 million in 2022, and increased to RMB4,624.1 million (US$651.3 million) in 2023. As of December 31, 2021, 2022 and 2023, our accumulated deficit was RMB3,910.8 million, RMB5,179.7 million and RMB9,469.8 million (US$1,333.8 million), respectively.

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

Ability to Secure Commitments from Our Customers

We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into legally-binding pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. We had pre-commitment rates of 61.3%, 71.5% and 76.4% as of December 31, 2021, 2022 and 2023, respectively. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high levels of long-term commitment rates. We had commitment rates for our area in service of 93.8%, 95.5% and 92.8% as of December 31, 2021, 2022 and 2023, respectively. Our total area committed, as a leading indicator to our results of operations, increased from 556,822 sqm as of December 31, 2021 to 630,716 sqm as of December 31, 2022, and further to 670,975 sqm as of December 31, 2023.

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

Utilization of Existing Capacity

Our ability to maximize profitability depends on attaining high utilization of data center facilities. A substantial majority of our cost of revenue and operating expenses are fixed in nature. Such costs increase with each new data center and entail additional power commitment costs, depreciation from new property, plant and equipment, rental costs on leased facilities and land use rights, personnel costs, and start-up costs. By adopting a modular development approach, we aim to optimize resource utilization and maximize capital efficiency to improve profitability.

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

Utilization rate: the ratio of area utilized to area in service.

The following table sets forth our key performance indicators for our data center portfolio as of December 31, 2021, 2022 and 2023.

	As of December 31,
(Sqm, %)	2021		2022		2023
Area in service	487,883		515,787		572,555
Area under construction	161,515		192,713		182,746
Area committed	457,838	(1)	492,832	(1)	531,311	(1)
Area pre-committed	98,983	(1)	137,884	(1)	139,664	(1)
Total area committed	556,822	(1)	630,716	(1)	670,975	(1)
Commitment rate	93.8%		95.5%		92.8%
Pre-commitment rate	61.3%		71.5%		76.4%
Area utilized	319,475		370,547		418,748
Utilization rate	65.5%		71.8%		73.1%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent with, or have received other confirmations from, certain customers.

Components of Results of Operations

The following table sets forth our net revenue, cost of revenue and gross profit, both in an absolute amount and as a percentage of net revenue, for the years indicated.

	Year Ended December 31,
	2021		2022		2023
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Net revenue
Service revenue	7,814,404	99.9	9,317,891	99.9	9,955,937	1,402,264	100.0
IT equipment sales	4,277	0.1	7,740	0.1	564	79	0.0
Total	7,818,681	100.0	9,325,631	100.0	9,956,501	1,402,343	100.0
Cost of revenue	(6,039,252)	(77.2)	(7,389,774)	(79.2)	(8,034,051)	(1,131,572)	(80.7)
Gross profit	1,779,429	22.8	1,935,857	20.8	1,922,450	270,771	19.3

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

We consider our customers to be the end users of our services. We may enter into contracts directly with our customers or provide services to our customers through agreements with intermediate contracting parties. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had two customers that generated 23.7% and 22.2% of our total net revenue, respectively, in 2021. We had two customers that generated 25.1% and 19.9% of our total net revenue, respectively, in 2022. We had two customers that generated 27.9% and 16.8% of our total net revenue, respectively, in 2023. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2023, we had two customers who accounted for 34.0% and 13.7%, respectively, of our total area committed.

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

We expect that our cost of revenue will continue to increase as our business expands and we expect that utility costs, depreciation and amortization and rental costs will continue to comprise the largest portion of our cost of revenue. In addition, in any given period, the increase in our cost of revenue may also outpace the growth of our net revenue depending on the timing of the development of our data centers, our ability to secure customer agreements and the utilization rate of our data centers during the period. While we strive to both secure customer commitments to our data center services so that the most data center capacity will be utilized and also to minimize the time as to when our data center area becomes operational and the customer occupies that area, these timing differences may result in fluctuation of our cost of revenue as a percentage of our net revenue between periods.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, research and development expenses and impairment losses of long-lived assets. The following sets forth our selling and marketing expenses, general and administrative expenses, research and development expenses and impairment losses of long-lived assets, both in an absolute amount and as a percentage of net revenue, for the years indicated.

	Year Ended December 31,
	2021		2022		2023
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Selling and marketing expenses	148,614	1.9	150,433	1.6	144,154	20,304	1.4%
General and administrative expenses	1,021,950	13.1	1,185,080	12.7	1,185,426	166,964	11.9%
Research and development expenses	39,343	0.5	35,806	0.4	38,159	5,375	0.4%
Impairment losses of long-lived assets	—	—	12,759	0.2	3,013,416	424,431	30.3%
Total operating expenses	1,209,907	15.5	1,384,078	14.9	4,381,155	617,074	44.0%

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

Impairment losses of long-lived assets

We test long-lived assets (including property and equipment, prepaid land use rights, operating lease ROU assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group's carrying value over its fair value. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach and determined based on the higher of the forecasted discounted cash flows expected to result from the data center assets' operations and eventual disposition and the price market participant would pay to sub-lease and acquire the remaining data center assets, which reflects the highest and best use of the asset groups. Significant inputs used in the income approach primarily included utilization rates used to estimate the forecasted undiscounted cashflows expected to result from the data center assets' operation and discount rate.

Share-Based Compensation

The table below shows the effect of the share-based compensation expenses on our cost of revenue and operating expense line items, both in an absolute amount and as a percentage of net revenues, for the years indicated.

	Year Ended December 31,
	2021		2022		2023
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Cost of revenue	110,291	1.4	97,055	1.0	116,467	16,404	1.2
Selling and marketing expenses	53,560	0.7	41,685	0.4	43,765	6,164	0.4
General and administrative expenses	219,328	2.8	146,781	1.6	166,838	23,498	1.7
Research and development expenses	8,096	0.1	5,294	0.1	9,546	1,345	0.1
Total share-based compensation expenses	391,275	5.0	290,815	3.1	336,616	47,411	3.4

We incurred higher share-based compensation expenses in 2023 as compared to 2022 due to the modification of certain terms of previously granted restricted shares and additional shares granted to employees, officers and directors. We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plan and incur further share-based compensation expenses in future periods.

See “—E. Critical Accounting Policies and Estimates—Share-based Compensation” in this section for a description of how we account for the compensation cost from share-based payment transactions.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands and conduct our business primarily through our mainland China subsidiaries in the PRC. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

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

The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced income) Bill 2022 (“the new FSIE regime”) has been enacted in Hong Kong on 14 December 2022 and will have effect from 1 January 2023 onwards. This is to address the European Union’s inclusion of Hong Kong in the “grey list” in concern of any risk of double non-taxation arising from the tax exemption of offshore passive income for companies in Hong Kong without substantial economic substance. From 1 January 2023, offshore passive income (including interest income, dividend income or gain on disposal of equity interest (where applicable)), that is received or deemed to be received in Hong Kong (i.e., identical to the “received” concept in Singapore), would need to meet additional requirements, including, amongst others, the economic substance requirements (i.e. similar to offshore jurisdictions like Cayman Islands, BVI, etc.) in order to continue to be entitled to the offshore income tax exemption in Hong Kong. The Company will monitor the regulatory developments and continue to evaluate the impact on our financial statements, if any.

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

Malaysia

Our subsidiaries in Malaysia are subject to corporate income tax rate at 24% on its chargeable income accruing in or derived from Malaysia. Certain of our subsidiaries in Malaysia are subject to partial income tax exemptions if certain conditions are met.

Indonesia

Our subsidiary in Indonesia is subject to enterprise income tax on its taxable income in Indonesia at a rate of 22%.

Macau

Our subsidiaries in Macau are subject to enterprise income tax on their taxable income in Macau at a rate of 12%.

PRC

Generally, our subsidiaries, VIEs and their subsidiaries in mainland China are subject to enterprise income tax on their taxable income in mainland China at a rate of 25%. Those entities that are recognized as “High and New Technology Enterprise” are entitled to enterprise income tax rate of 15% as long as the relevant requirements are satisfied. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. On October 14, 2019, STA Announcement [2019] No. 35, Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of Treaty Benefits, was issued to simplify the procedures for claiming China tax treaty benefits by non-resident taxpayers.

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

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

Pillar Two Income Tax

The Organization for Economic Cooperation and Development (the “OECD”), the European Union and other jurisdictions (including jurisdictions in which we have operations or presence) have committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed. In particular, the OECD's Pillar Two initiative introduces a 15% global minimum tax applied on a jurisdiction-by-jurisdiction basis and for which many jurisdictions have now committed to an effective enactment date starting January 1, 2024.

A.Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2021, 2022 and 2023. This information should be read together with our audited consolidated financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	7,818,681	100.0	9,325,631	100.0	9,956,501	1,402,343	100.0
Cost of revenue	(6,039,252)	(77.2)	(7,389,774)	(79.2)	(8,034,051)	(1,131,572)	(80.7)
Gross profit	1,779,429	22.8	1,935,857	20.8	1,922,450	270,771	19.3
Operating expenses
Selling and marketing expenses	(148,614)	(1.9)	(150,433)	(1.6)	(144,154)	(20,304)	(1.4)
General and administrative expenses	(1,021,950)	(13.1)	(1,185,080)	(12.7)	(1,185,426)	(166,964)	(11.9)
Research and development expenses	(39,343)	(0.5)	(35,806)	(0.4)	(38,159)	(5,375)	(0.4)
Impairment losses of long-lived assets	—	—	(12,759)	(0.1)	(3,013,416)	(424,431)	(30.3)
Income (loss) from operations	569,522	7.3	551,779	5.9	(2,458,705)	(346,303)	(24.7)
Other income (expenses)
Interest income	50,445	0.6	42,460	0.5	97,546	13,739	1.0
Interest expenses	(1,654,737)	(21.1)	(1,887,887)	(20.3)	(2,036,979)	(286,902)	(20.5)
Foreign currency exchange (loss) gain, net	(7,644)	(0.1)	1,272	0.0	(267)	(38)	0.0
Government grants	88,209	1.1	95,581	1.0	84,511	11,903	0.9
Gain from purchase price adjustment	7,010	0.1	205,000	2.2	0.0	0.0	0.0
Others, net	(1,557)	(0.0)	1,912	0.1	13,724	1,933	0.1
Loss before income taxes	(948,752)	(12.1)	(989,883)	(10.6)	(4,300,170)	(605,668)	(43.2)
Income tax expenses	(242,461)	(3.1)	(276,235)	(3.0)	14,777	2,081	0.2
Net loss	(1,191,213)	(15.2)	(1,266,118)	(13.6)	(4,285,393)	(603,587)	(43.0)

Key Financial Metrics

We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year Ended December 31,
	2021	2022	2023
Other Consolidated Financial Data:
Gross margin(1)	22.8%	20.8%	19.3%
Operating margin(2)	7.3%	5.9%	(24.7)%
Net margin(3)	(15.2)%	(13.6)%	(43.0)%

(1)Gross profit as a percentage of net revenue.

(2)Income (loss) from operations as a percentage of net revenue.

(3)Net loss as a percentage of net revenue.

Non-GAAP Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	3,703,352	4,251,406	4,624,099	651,288
Adjusted EBITDA margin(2)	47.4%	45.6%	46.4%	46.4%
Adjusted gross profit(3)	4,166,388	4,773,007	5,097,357	717,947
Adjusted gross profit margin(4)	53.3%	51.2%	51.2%	51.2%
(1)	Adjusted EBITDA is defined as net income or net loss (computed in accordance with GAAP) excluding net interest expenses, incomes tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets.
(2)	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.
(3)	Adjusted gross profit is defined as gross profit (computed in accordance with U.S. GAAP), excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue.
(4)	Adjusted gross profit margin is defined as adjusted gross profit as a percentage of net revenue.

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted gross profit can provide useful supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

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

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets, each of which has been and may continue to be incurred in our business.

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

The following table reconciles our adjusted EBITDA in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Net loss	(1,191,213)	(1,266,118)	(4,285,393)	(603,587)
Net interest expenses	1,604,292	1,845,427	1,939,433	273,163
Income tax expenses (benefits)	242,461	276,235	(14,777)	(2,081)
Depreciation and amortization	2,616,898	3,189,074	3,519,745	495,746
Operating lease cost relating to prepaid land use rights	40,422	101,848	108,254	15,247
Accretion expenses for asset retirement costs	6,227	6,366	6,805	958
Share-based compensation expenses	391,275	290,815	336,616	47,411
Gain from purchase price adjustment	(7,010)	(205,000)	—	—
Impairment losses of long-lived assets	—	12,759	3,013,416	424,431
Adjusted EBITDA	3,703,352	4,251,406	4,624,099	651,288

The following table reconciles our adjusted gross profit in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is gross profit:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Gross profit	1,779,429	1,935,857	1,922,450	270,771
Depreciation and amortization	2,265,181	2,722,785	3,012,843	424,350
Operating lease cost relating to prepaid land use rights	5,260	10,944	38,792	5,464
Accretion expenses for asset retirement costs	6,227	6,366	6,805	958
Share-based compensation expenses	110,291	97,055	116,467	16,404
Adjusted gross profit	4,166,388	4,773,007	5,097,357	717,947

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenue

Our net revenue increased by 6.8% to RMB9,956.5 million (US$1,402.3 million) in 2023 from RMB9,325.6 million in 2022. This increase was due to increases in service revenue of RMB638.0 million. The increase in service revenue consisted of an increase in revenue from colocation services of RMB726.4 million and partially offset by a decrease in revenue from managed services and other services of RMB88.4 million. The increases in service revenue were mainly due to (i) an increase in area utilized from 370,547 sqm as of December 31, 2022 to 418,748 sqm as of December 31, 2023, as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period and (iii) the commencement of operations of new data centers since December 31, 2022. During the second quarter of 2023, our company recognized a one-time service revenue of RMB70.7 million (US$10.0 million), arising from an early termination.

Cost of Revenue

Our cost of revenue increased by 8.7% to RMB8,034.1 million (US$1,131.6 million) in 2023 from RMB7,389.8 million in 2022. This increase was primarily due to an increase of 12.8% in utility costs to RMB3,145.3 million (US$443.0 million) in 2023 from RMB2,789.6 million in 2022, and an increase of 10.7% in depreciation and amortization costs to RMB3,012.8 million (US$424.4 million) in 2023 from RMB2,722.8 million in 2022. Increase in utility costs were largely a result of an increase in power tariff and new data center facilities. Increase in depreciation and amortization costs were largely a result of new data center facilities in service. Cost of revenue as percentage of net revenue increased to 80.7% in 2023 from 79.2% in 2022.

Operating Expenses

Our total operating expenses increased by 216.5% to RMB4,381.2 million (US$617.1 million) in 2023 as compared to RMB1,384.1 million in 2022. The increase was primarily due to an increase in impairment losses of long-lived assets of RMB3,000.7 million. Our total operating expenses as a percentage of our net revenue increased to 44.0% in 2023 from 14.9% in 2022.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 4.2% to RMB144.2 million (US$20.3 million) in 2023 from RMB150.4 million in 2022.

General and Administrative Expenses. Our general and administrative expenses were RMB1,185.4 million (US$167.0 million) in 2023, compared with RMB1,185.1 million in 2022, which was mainly resulted from (i) an increase in depreciation and amortization expenses of RMB41.0 million, (ii) an increase in share-based compensation expenses of RMB20.1 million, partially offset by (i) a decrease in operating lease cost relating to prepaid land use rights of RMB21.4 million as a result of certain data centers commencing operations in 2023, (ii) a cash reimbursement from the Company’s ADS depositary bank of RMB22.1 million in 2023 and (iii) a decrease in other expenses of RMB17.3 million.

Research and Development Expenses. Our research and development expenses increased by 6.6% to RMB38.2 million (US$5.4 million) in 2023 from RMB35.8 million in 2022. This increase was primarily attributable to the increase of share-based compensation.

Impairment Losses of Long-Lived Assets. Impairment losses of long-lived assets of RMB3,013.4 million (US$424.4 million) was provided in 2023 mainly due to lower sales price and slower move-in within fixed lease terms for the leased properties and proactive plans to consolidate certain data centers.

Other Income (Expenses)

Interest Income. Our interest income increased by 129.7% to RMB97.5 million (US$13.7 million) in 2023 from RMB42.5 million in 2022, which was primarily a result of the arrangement of several higher interest rate time deposits with the bank.

Interest Expenses. Our interest expenses increased by 7.9% to RMB2,037.0 million (US$286.9 million) in 2023 from RMB1,887.9 million in 2022. This increase was primarily a result of an increase of borrowings and convertible bonds payable.

Government Grants. Income from government grants decreased by 11.6% to RMB84.5 million (US$11.9 million) in 2023 from RMB95.6 million in 2022, primarily due to the decrease in additional deduction of input VAT.

Foreign Currency Exchange (Loss) Gain, net. Changes in currency rates resulted in a loss of RMB0.3 million (US$0.0 million) in 2023 as compared to a gain of RMB1.3 million in 2022, primarily due to depreciation of Malaysian ringgit against the U.S. dollar during 2023.

Gain from Purchase Price Adjustment. No gain from purchase price adjustment in 2023, while there was RMB205.0 million in 2022, which was arising from the reduction in consideration based on achievement of conditions during the year ended December 31, 2022 pursuant to a supplement agreement entered into between the seller and us in October 2021.

Income Tax Benefits (Expenses)

Income tax benefits were RMB14.8 million (US$2.1 million) in 2023, compared to income tax expenses of RMB276.2 million in 2022. Our income tax benefits (expenses) are comprised of current tax expense, mainly attributable to certain profitable subsidiaries in mainland China, and deferred tax impact. The deferred tax impact mainly arose from the impairment losses of long-lived assets and the amortization of deferred tax liabilities attributable to acquisitions. Significant changes from income tax expenses in 2022 to income tax benefits in 2023 were mainly attributable to (i) the decrease of current income tax expense by RMB94.2 million primarily due to the decreased taxable profits of some subsidiaries in 2023 and (ii) the increase of deferred income tax benefits by RMB196.8 million primarily due to the reversal of deferred tax liabilities as a result of impairments of purchase price allocations on long-lived assets arising from acquisitions.

Net Loss

As a result of the foregoing, net loss increased to RMB4,285.4 million (US$603.6 million) in 2023 from RMB1,266.1 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a discussion of our results of operations for the fiscal year ended December 31, 2022 compared with the fiscal year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 4, 2023.

Variable Interest Entity Financial Information

The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for our company, the non-VIE subsidiaries, and the VIEs and their subsidiaries for the years and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	Year Ended December 31, 2023
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company (4)	(1)(2)	(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	6,776	7,797,456	9,702,806	(7,550,537)	9,956,501
Cost of revenue	(121,592)	(6,172,022)	(9,270,933)	7,530,496	(8,034,051)
Net loss	(4,290,053)	(3,676,983)	(7,897)	3,689,540	(4,285,393)

	Year Ended December 31, 2022
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company (4)	(1)(2)	(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	13,852	6,729,191	9,232,419	(6,649,831)	9,325,631
Cost of revenue	(102,565)	(5,360,481)	(8,564,676)	6,637,948	(7,389,774)
Net (loss) income	(1,268,890)	(916,959)	223,925	695,806	(1,266,118)

	Year Ended December 31, 2021
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company	(1)(2)	(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	—	5,509,950	7,858,926	(5,550,195)	7,818,681
Cost of revenue	(116,151)	(4,183,067)	(7,277,551)	5,537,517	(6,039,252)
Net (loss) income	(1,187,218)	(766,614)	112,257	650,362	(1,191,213)
(1)

The VIEs and their subsidiaries were contracting parties in IDC service agreements, while our non-VIE subsidiaries provided outsourcing and other services by charging service fees to the VIEs and their subsidiaries.

(2)Net revenue of the non-VIE subsidiaries disclosed above comprises of the following items:

●	net revenue for provision of services and sales of equipment to third parties of RMB302.3 million, RMB366.8 million and RMB467.0 million (US$65.8 million) in 2021, 2022 and 2023, respectively;
●	net revenue for provision of outsourcing and other services to the VIEs and their subsidiaries of RMB5,160.6 million, RMB6,336.9 million and RMB7,312.8 million (US$1,030.0 million) in 2021, 2022 and 2023, respectively; and
●	other sales, which mainly represented the equipment sales, to the VIEs and their subsidiaries, of RMB47.0 million, RMB25.5 million and RMB17.7 million (US$2.5 million) in 2021, 2022 and 2023, respectively.
(3)	Net revenue of the VIEs disclosed above comprises of the following items:
●	net revenue for provision of services and sales of equipment to third parties of RMB7,516.3 million, RMB8,958.9 million and RMB9,489.5 million (US$1,336.6 million) in 2021, 2022 and 2023, respectively, which is the net revenue of VIEs and their subsidiaries disclosed in Note 2(a) to our consolidated financial statements;
●	net revenue for provision of construction services, research and development services, colocation and managed services and equipment sales to the non-VIE subsidiaries of RMB342.6 million, RMB273.6 million and RMB213.3 million (US$30.0 million) in 2021, 2022 and 2023, respectively.
(4)	Net revenue of our company in the year ended December 31, 2022 and 2023 represents the management service fee charged to the non-VIE subsidiaries.
(5)	To eliminate the above intra-group transactions and our company’s equity in gain or loss of subsidiaries, the VIEs and their subsidiaries.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2023
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Assets
Current assets
Cash	223,533	5,035,705	2,451,473	—	7,710,711
Accounts receivable, net of allowance for credit losses	—	87,616	2,458,297	—	2,545,913
Other current assets	4,676	441,703	280,732	(82)	727,029
Total current assets excluding amounts due from the entities within the Group	228,209	5,565,024	5,190,502	(82)	10,983,653
Property and equipment, net (1)	—	45,525,228	2,030,013	(55,747)	47,499,494
Goodwill	—	7,076,505	—	—	7,076,505
Deferred tax assets (1)	—	228,298	61,549	—	289,847
Other non-current assets	73	8,177,004	422,722	(2,608)	8,597,191
Total assets excluding investments, loans and amounts due from the entities within the Group	228,282	66,572,059	7,704,786	(58,437)	74,446,690
Investments, loans and amounts due from the entities within the Group (2)	28,499,722	6,790,903	2,306,070	(37,596,695)	—
Total assets	28,728,004	73,362,962	10,010,856	(37,655,132)	74,446,690

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (3)	—	2,300,103	435,767	98,083	2,833,953
Accounts payable	3,810	2,884,950	536,177	—	3,424,937
Finance lease and other financing obligations, current	—	508,730	39,117	—	547,847
Other current liabilities	134,090	1,026,641	338,008	—	1,498,739
Total current third-party liabilities	137,900	6,720,424	1,349,069	98,083	8,305,476
Long-term borrowings, excluding current portion	—	26,164,233	542,023	—	26,706,256
Convertible bonds payable	8,434,766	—	—	—	8,434,766
Finance lease and other financing obligations, non-current	—	6,999,867	894,318	—	7,894,185
Other non-current liabilities	—	2,785,430	196,774	—	2,982,204
Total third-party liabilities	8,572,666	42,669,954	2,982,184	98,083	54,322,887
Amounts due to the entities within the Group (2)(3)	197,112	35,801,243	6,482,798	(42,481,153)	—
Total liabilities	8,769,778	78,471,197	9,464,982	(42,383,070)	54,322,887
Total mezzanine equity	1,064,766	—	—	—	1,064,766
Total equity	18,893,460	(5,108,235)	545,874	4,727,938	19,059,037
Total liabilities, mezzanine equity and equity	28,728,004	73,362,962	10,010,856	(37,655,132)	74,446,690

	As of December 31, 2022
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Assets
Current assets
Cash	760,716	5,521,083	2,326,332	—	8,608,131
Accounts receivable, net of allowance for credit losses	—	34,663	2,371,362	—	2,406,025
Other current assets	32,522	622,293	282,105	—	936,920
Total current assets excluding amounts due from the entities within the Group	793,238	6,178,039	4,979,799	—	11,951,076
Property and equipment, net (1)	—	44,527,860	2,441,858	(53,090)	46,916,628
Goodwill	—	7,076,505	—	—	7,076,505
Deferred tax assets (1)	—	184,969	38,348	5,682	228,999
Other non-current assets	184	8,120,000	518,981	1,581	8,640,746
Total assets excluding investments, loans and amounts due from the entities within the Group	793,422	66,087,373	7,978,986	(45,827)	74,813,954
Investments, loans and amounts due from the entities within the Group (2)	30,891,361	5,973,081	1,418,045	(38,282,487)	—
Total assets	31,684,783	72,060,454	9,397,031	(38,328,314)	74,813,954

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	1,045,252	2,320,515	258,200	—	3,623,967
Convertible bonds payable, current	2,083,829	—	—	—	2,083,829
Accounts payable	1,188	2,598,364	493,332	—	3,092,884
Finance lease and other financing obligations, current	—	420,457	33,398	—	453,855
Other current liabilities	49,670	870,834	428,336	—	1,348,840
Total current third-party liabilities	3,179,939	6,210,170	1,213,266	—	10,603,375
Long-term borrowings, excluding current portion	—	22,796,671	721,387	—	23,518,058
Convertible bonds payable	4,294,985	—	—	—	4,294,985
Finance lease and other financing obligations, non-current	—	7,984,686	931,580	—	8,916,266
Other non-current liabilities	—	3,039,878	256,737	—	3,296,615
Total third-party liabilities	7,474,924	40,031,405	3,122,970	—	50,629,299
Amounts due to the entities within the Group (2)	141,798	33,299,980	5,720,290	(39,162,068)	—
Total liabilities	7,616,722	73,331,385	8,843,260	(39,162,068)	50,629,299
Total mezzanine equity	1,047,012	—	—	—	1,047,012
Total equity	23,021,049	(1,270,931)	553,771	833,754	23,137,643
Total liabilities, mezzanine equity and equity	31,684,783	72,060,454	9,397,031	(38,328,314)	74,813,954
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

(3)

Certain non-VIE subsidiaries discounted without recourse the accounts receivable from certain VIE subsidiaries with banks. Such arrangement is in substance a financing from banks on a consolidated basis. The consolidation adjustments are to recognize the borrowing from banks.

Selected Condensed Consolidated Cash Flows Information

	Year Ended December 31, 2023
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (1)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities(1)	(68,805)	1,903,422	235,448	(4,808)	2,065,257
Net cash used in investing activities(1)(2)	(1,285,317)	(6,244,114)	(86,336)	1,290,125	(6,325,642)
Net cash provided by (used in) financing activities(2)	622,659	3,830,719	(25,567)	(1,285,317)	3,142,494

	Year Ended December 31, 2022
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (1)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities(1)	(68,391)	1,398,869	1,533,548	(5,959)	2,858,067
Net cash used in investing activities(1)(2)	(6,312,513)	(11,137,047)	(143,796)	6,318,472	(11,274,884)
Net cash provided by (used in) financing activities(2)	1,502,678	10,035,477	(369,324)	(6,312,513)	4,856,319

	Year Ended December 31, 2021
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (1)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities(1)	(83,019)	546,919	744,493	(7,030)	1,201,363
Net cash used in investing activities(1)(2)	(9,935,432)	(13,493,527)	(205,041)	9,942,462	(13,691,538)
Net cash provided by (used in) financing activities(2)	3,100,066	15,515,622	(561,101)	(9,935,432)	8,119,155
(1)	The consolidation adjustments represent the elimination of intra-group payments from the non-VIE subsidiaries to one of the VIE’s subsidiaries, for the construction services rendered.
(2)

The consolidation adjustments are primarily to eliminate (a) our company’s investment in, loans and advances to the non-VIE subsidiaries with (b) the capitals, advances and loans received by the non-VIE subsidiaries from our company.

B.Liquidity and Capital Resources

Our primary sources of liquidity have been net proceeds from operations, cash flow from short-term and long-term borrowings, issuance of debt and equity securities, including in our initial public offering, follow-on public offerings, private placement (including convertible preferred shares) and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had finance lease and other financing obligations. As of December 31, 2023, we had cash of RMB7,710.7 million (US$1,086.0 million). In addition, as of December 31, 2023, total short-term debt was RMB3,381.8 million (US$476.3 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,834.0 million (US$399.2 million) and the current portion of finance lease and other financing obligations of RMB547.8 million (US$77.2 million). As of the same date, total long-term debt was RMB43,035.2 million (US$6,061.4 million), comprised of long-term borrowings (excluding current portion) of RMB26,706.3 million (US$3,761.5 million), the non-current portion of finance lease and other financing obligations of RMB7,894.2 million (US$1,111.9 million) and the convertible bonds payable of RMB8,434.8 million (US$1,188.0 million). As of December 31, 2023, the unused amount of working capital and project financing credit was RMB8,410.7 million (US$1,184.6 million).

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

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and the consolidated VIEs and, therefore, provide for our own liquidity. We conduct our operations primarily through our mainland China subsidiaries, the VIEs and their subsidiaries in mainland China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our mainland China subsidiaries, or any newly formed mainland China subsidiaries, incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under applicable PRC laws and regulations, our mainland China subsidiaries are each required to set aside a portion of their after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries.

Our main sources of cash funding for the VIEs and their subsidiaries have included intercompany loans and cash advances from GDS Holdings, our subsidiaries and cash generated from operations. In the years ended December 31, 2021, 2022 and 2023, GDS Holdings and our subsidiaries did not provide any additional intercompany loans to the VIEs and their subsidiaries and the VIEs and their subsidiaries did not repay any existing intercompany loans to GDS Holdings and our subsidiaries. As of December 31, 2022 and 2023, the VIEs and their subsidiaries held cash of RMB2,326.3 million and RMB2,451.5 million (US$345.3 million), respectively.

In the years ended December 31, 2021, 2022 and 2023, our company, through the intermediate holding companies, made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB9,935.4 million, RMB6,312.5 million and RMB1,285.3 million (US$181.0 million), respectively.

PRC entities need to appropriate reserve funds of 10% before distributing earnings until such reserve reaches 50% of paid in capital. Except as otherwise disclosed elsewhere in this annual report, there was no restriction or limitation on our company’s ability to receive earnings from our subsidiaries or to distribute them to U.S. investors during the years ended December 31, 2021, 2022 and 2023. Likewise, there was no restriction or limitation on the consolidated VIEs to settle obligations under the consolidated VIE contractual arrangements. As of December 31, 2023, certain subsidiaries, the VIEs and their subsidiaries had retained earnings of RMB2,497.3 million (US$351.7 million) in aggregate. No dividend or distribution was made through our subsidiaries or consolidated VIEs to our company during the years ended December 31, 2021, 2022 and 2023.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our mainland China subsidiaries to fund any of our cash and financing requirements. Under China’s existing foreign exchange regulations, our mainland China subsidiaries are able to make payments of current accounts, such as dividends, to their offshore holding companies, in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities will be required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. There is no requirement imposed on investors to complete registration or obtain approval from appropriate government authorities before they can receive dividend payments from our company in the Cayman Islands. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Restrictions on currency exchange may limit our ability to utilize our net revenue effectively.” These statutory limitations affect, and future covenant debt limitations might affect, our mainland China subsidiaries’ ability to pay dividends to us.

As of December 31, 2023, our cash and restricted cash were deposited in major financial institutions located in mainland China, Hong Kong, United States, Singapore, Malaysia, Macau and Indonesia. We currently believe that such limitations on payment in foreign currencies will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “—Statutory Reserves.”

We do not plan for our mainland China subsidiaries to pay dividends in the foreseeable future and we intend for those subsidiaries to retain any future earnings for use in the operation and expansion of our business in mainland China. Accordingly, our ability to pay dividends and finance debt will be affected by this current plan. In the future, we may take advantage of financing options available to us in connection with any dividend payments we may make or repayments of any offshore indebtedness we may incur. For example, we may fund dividend payments through offshore debt, whether unsecured or secured by the assets of our onshore consolidated entities. In order to service offshore debt, we may rely upon financing options through the capital markets, including issuances of equity or debt securities, the proceeds of which we may use to service offshore debt.

Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Accordingly, if in the future our mainland China subsidiaries that are considered “resident enterprises” pay dividends to the Hong Kong subsidiary that holds such mainland China subsidiary, any such dividend may be subject to a withholding tax of 10%. Such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.”

As a result of these laws, rules and regulations relating to statutory reserves, foreign exchange conversion and withholding taxes described above, our subsidiaries, the VIEs and their subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their respective net assets to their offshore holding companies as dividends, loans or advances. As of December 31, 2023, the restricted net assets were RMB25,030.6 million (US$3,525.5 million), including those of the VIEs and their subsidiaries of RMB299.3 million (US$42.2 million) and our subsidiaries of RMB24,731.3 million (US$3,483.3 million), which mainly consisted of paid-in registered capital.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	1,201,363	2,858,067	2,065,257	290,884
Net cash used in investing activities	(13,691,538)	(11,274,884)	(6,326,187)	(891,025)
Net cash provided by financing activities	8,119,155	4,856,318	3,142,494	442,611
Effect of exchange rate changes on cash and restricted cash	(95,542)	416,198	154,302	21,734
Net decrease in cash and restricted cash	(4,466,562)	(3,144,301)	(964,134)	(135,796)
Cash and restricted cash at beginning of year	16,492,929	12,026,367	8,882,066	1,251,013
Cash and restricted cash at end of year	12,026,367	8,882,066	7,917,932	1,115,217

Operating Activities

Cash provided by operating activities was RMB2,065.3 million (US$290.9 million) in 2023, primarily due to a net loss of RMB4,285.4 million (US$603.6 million), adjusted primarily for (i) depreciation and amortization of RMB3,519.7 million (US$495.7 million), primarily relating to our data center property and equipment, (ii) impairment losses of long-lived assets of RMB3,013.4 million (US$424.4 million), (iii) share-based compensation expenses of RMB336.6 million (US$47.4 million), (iv) amortization of debt issuance and commitment cost and debt discount of RMB152.3 million (US$21.4 million), (v) operating lease cost relating to prepaid land use rights of RMB108.3 million (US$15.2 million), partially offset by (vi) deferred tax benefits of RMB295.9 million (US$41.7 million) and (vii) changes in working capital. Decreases in working capital were primarily due to (i) an increase in VAT recoverable of RMB388.7 million (US$54.8 million) mainly as a result of capital expenditures, (ii) an increase in accounts receivable of RMB156.3 million (US$22.0 million), partially offest by (iii) a decrease in prepaid expenses of RMB94.4 million (US$13.3 million).

Cash provided by operating activities was RMB2,858.1 million in 2022, primarily due to a net loss of RMB1,266.1 million, adjusted primarily for (i) depreciation and amortization of RMB3,189.1 million, primarily relating to our data center property and equipment, (ii) share-based compensation expenses of RMB290.8 million, (iii) amortization of debt issuance and commitment cost and debt discount of RMB154.9 million, (iv) operating lease cost relating to prepaid land use rights of RMB101.8 million, (v) changes in working capital, partially offset by (vi) deferred tax benefits of RMB99.2 million and (vii) gain from purchase price adjustment of RMB205.0 million. Increases in working capital primarily consisted of (i) a decrease in VAT recoverable of RMB1,182.5 million mainly as a result of VAT refund, (ii) an increase in accounts payable of RMB189.7 million, partially offset by (iii) an increase in accounts receivable of RMB678.8 million and (iv) a decrease in accrued expenses and other payables of RMB123.5 million.

Cash provided by operating activities was RMB1,201.4 million in 2021, primarily due to a net loss of RMB1,191.2 million, adjusted primary for (i) depreciation and amortization of RMB2,616.9 million, primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB391.3 million, (iii) amortization of debt issuance and commitment cost and debt discount of RMB200.1 million, (iv) operating lease cost relating to prepaid land use rights of RMB40.4 million, (v) allowance for credit losses of RMB10.1 million, partially offset by (vi) deferred tax benefits of RMB48.5 million, (vii) gain from purchase price adjustment of RMB7.0 million, and (viii) changes in working capital. Decreases in working capital primarily consisted of (i) an increase in VAT recoverable of RMB631.6 million mainly as a result of the capital expenditures, (ii) a decrease of accrued expenses and other payables of RMB121.8 million and (iii) an increase in other current assets and other non-current assets of RMB55.5 million and RMB53.7 million, respectively, mainly due to the increase in rental and other deposits, partially offset by (iv) an increase in operating leases of RMB50.7 million.

Investing Activities

Net cash used in investing activities was RMB6,326.2 million (US$891.0 million) in 2023, which was primarily due to (i) the payments for purchase of property and equipment and land use rights of RMB6,021.8 million (US$848.2 million) for the development of our data centers, (ii) payments for acquisitions and investments of RMB368.7 million (US$51.9 million), partially offset by (iii) the proceeds from disposal of property and equipment RMB18.6 million (US$2.6 million), (iv) proceeds from disposal of equity investments and subsidiaries of RMB23.6 million (US$3.3 million) and (v) refund of deposits for potential acquisitions of RMB22.1 million (US$3.1 million).

Net cash used in investing activities was RMB11,274.9 million in 2022, which was primarily due to (i) the payments for purchase of property and equipment and land use rights of RMB7,847.3 million for the development of our data centers, (ii) payments for acquisitions and investments of RMB3,507.4 million, partially offset by (iii) the proceeds from disposal of property and equipment RMB43.6 million, and (iv) refund of deposits for potential acquisitions of RMB39.0 million.

Net cash used in investing activities was RMB13,691.5 million in 2021, which was primarily due to (i) the payments for purchase of property and equipment and land use rights of RMB9,700.5 million for the development of our data centers, (ii) payments for acquisitions of RMB4,138.0 million, partially offset by (iii) refund of deposits for potential acquisitions of RMB67.5 million, (iv) the receipts from collection of loans acquired in our acquisitions of RMB20.9 million and (v) the proceeds from disposal of property and equipment of RMB1.4 million.

Financing Activities

Net cash provided by financing activities was RMB3,142.5 million (US$442.6 million) in 2023, which was primarily due to proceeds from borrowings of RMB10,588.4 million (US$1,491.3 million), proceeds from issuance of convertible bonds of RMB3,926.7 million (US$553.1 million), capital contribution from non-controlling interests of RMB44.2 million (US$6.2 million), and proceeds from other financing arrangements of RMB220.0 million (US$31.0 million), partially offset by repayment of short-term and long-term borrowings of RMB8,158.5 million (US$1,149.1 million), repayment of convertible bonds payable of RMB2,128.3 million (US$299.8 million), payment under finance lease and other financing obligations of RMB986.9 million (US$139.0 million), payment of debt issuance cost of RMB287.9 million (US$40.5 million), and payment of redeemable preferred shares dividends of RMB53.9 million (US$7.6 million) and payment of deferred contingent consideration for acquisitions of RMB21.2 million (US$3.0 million).

Net cash provided by financing activities was RMB4,856.3 million in 2022, which was primarily due to proceeds from borrowings of RMB11,889.2 million, proceeds from issuance of convertible bonds of RMB3,917.0 million, proceeds from other financing arrangements of RMB845.3 million and proceeds from sales of equity interests of subsidiaries of RMB69.8 million, partially offset by repayment of short-term and long-term borrowings of RMB9,585.4 million, payment under finance lease and other financing obligations of RMB1,138.5 million, payment for acquisition of redeemable non-controlling interests of RMB593.8 million, payment of deferred contingent consideration for acquisitions of RMB280.4 million, payment of debt issuance cost of RMB109.4 million, payment for purchase of property and equipment through vendor financing of RMB105.9 million, and payment of redeemable preferred shares dividends of RMB51.6 million.

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

Statutory Reserves

Under applicable PRC laws and regulations, enterprises in mainland China are required to provide for certain statutory reserves. Pursuant to such laws and regulations, we may pay dividends only out of our after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Further, we are required to allocate at least 10% of our after-tax profits to fund the general reserve until such reserve has reached 50% of our registered capital. In addition, we may also set aside, at our or our Board’s discretion, a portion of our after-tax profits to fund the employee welfare and bonus fund. These reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends.

As of December 31, 2021, 2022 and 2023, PRC entities had RMB66.1 million, RMB146.9 million and RMB225.9 million (US$31.8 million), respectively, in their statutory reserves.

Capital Expenditures

We had capital expenditures, excluding payments related to acquisitions and investments and receipts from collection of loans acquired in our acquisitions, of RMB9,699.1 million, RMB7,803.7 million and RMB6,003.3 million (US$845.5 million) in 2021, 2022 and 2023, respectively. Our capital expenditures were primarily for the purchase of equipment, prepaid land use rights reported in investing activities in the Consolidated Financial Statements and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities.

Holding Company Structure

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and the VIEs and, therefore, provide for our own liquidity. We conduct our operations primarily through our mainland China subsidiaries, the VIEs and their subsidiaries in mainland China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our mainland China subsidiaries, or any newly formed mainland China subsidiaries, incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under applicable PRC laws and regulations, our mainland China subsidiaries are each required to set aside a portion of their after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries.

For the years ended December 31, 2021, 2022 and 2023, the VIEs and their subsidiaries contributed 96.1%, 96.1% and 95.3%, respectively, of our total net revenue.

Project Financing Structure

Our data center projects are financed with both equity and debt. We typically capitalize a portion of our data center project’s funding requirement with proceeds raised from financing offshore that is injected into mainland China as registered capital through each of our data center project-specific legal entities. Under SAFE and PRC regulations, registered capital for each legal entity can only be used for its own business use or project-designated purposes, which also follows under its registered business scope. Once the registered capital is injected into mainland China, it is often difficult to remit the proceeds back offshore or to lend it to our other onshore subsidiaries. Thus, we inject registered capital only as needed throughout the development phase of the data center project to remain flexible with our offshore capital. Concurrently, we capitalize each data center project through onshore project-specific loan facilities from banking or other financial institutions in mainland China to finance the remaining capital required in completing the data center project. Under this arrangement, each data center’s estimated cash flows are matched and committed to service its own debt obligations during the term of its loan facilities.

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

In June 2023, we repurchased approximately US$299,910,000 aggregate principal amount of the 2025 Notes. Pursuant to the indenture dated as of June 5, 2018 relating to the 2025 Notes by and between our company and The Bank of New York Mellon, as trustee, each holder had the right, at the option of such holder, to require us to repurchase all of such holder’s 2025 Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on June 1, 2023. The repurchases were consummated through holders’ exercise of their repurchase right. The repurchased 2025 Notes were canceled accordingly. 2025 Notes in the aggregate principal amount of US$80,000 remain outstanding after such repurchases.

Convertible Preferred Shares

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into 33,707,864 Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. Assuming conversion of all the Series A convertible preferred shares held by its affiliate, Ping An Overseas Holdings would have beneficially owned 2.2% of our Class A ordinary shares as of December 31, 2023. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq. Assuming that either of the two foregoing events occurred on December 31, 2023 and that all holders exercised their redemption right to require our Company to purchase all of the convertible preferred shares, the total purchase price would have been RMB1.1 billion (US$0.1 billion) and total cash would have been reduced by the same amount in the event of such redemption. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold.

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

Convertible Senior Notes due 2030

On January 20, 2023 we issued and sold US$580 million in aggregate principal amount of convertible senior notes due in 2030, or the 2030 Notes, to various private equity funds and institutional investors, including a sovereign wealth fund. The 2030 Notes bear interest at rate of 4.50% per year, payable on each July 31 and January 31, commencing on July 31, 2023. The 2030 Notes will mature on January 31, 2030, unless earlier redeemed, repurchased or converted in accordance with their terms. The 2030 Notes are subject to repurchase by us, at the option of the holders, on January 31, 2028 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. The 2030 Notes may be converted into our ADSs, at the initial conversion price of US$24.50 per ADS, corresponding to an initial conversion rate of 40.8163 ADSs per US$1,000 principal amount of the Notes, or 23,673,454 ADSs, representing 189,387,632 Class A ordinary shares, assuming conversion of the entire US$580 million aggregate principal amount at the initial conversion rate. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date.

Series A Convertible Preferred Shares Issued by DigitalLand Holdings Limited (“GDS International” or “GDSI”)

Our wholly-owned subsidiary, DigitalLand Holdings Limited (“GDS International” or “GDSI”), that acts as the holding company for GDSH’s international data center assets and operations, has entered into definitive agreements for certain institutional private equity investors (the “Investors”) to subscribe for US$587 million of Series A convertible preferred shares (the “Series A”) newly issued by GDSI. The Series A subscription price implies a pre-money equity valuation for GDSI of US$750 million. Post-Closing and on an as-converted basis, GDSH will own approximately 56.1% of the equity interest of GDSI in the form of ordinary shares. The remaining 43.9% equity interest will be held in the form of Series A shares by the Investors, including Hillhouse, Rava Partners, Boyu, Princeville Capital, Tekne Capital, among others. GDSI expects to establish an equity incentive plan which provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of its issued share capital as of the Closing at the Series A subscription price. GDSH and certain Investors will have the right to appoint directors to the Board of GDSI proportionate with their ownership. Mr. William Huang will continue in his role as Chairman of the Board of GDSI. Each Series A share will be entitled to one vote and will be convertible into one ordinary share of GDSI at any time at the holder’s option. All Series A shares will automatically convert into ordinary shares of GDSI at, or following, completion of GDSI’s IPO, subject to certain conditions.

Loans and borrowings

As of December 31, 2022 and 2023, we had short-term borrowings of RMB1,652.2 million with weighted average interest rate of 7.94%, and RMB674.0 million (US$94.9 million) with weighted average interest rate of 4.66%, respectively, and long-term borrowings (including current portion) of RMB25,489.8 million with weighted average interest rate of 5.44%, and RMB28,866.2 million (US$4,065.7 million) with weighted average interest rate of 5.17%, respectively, taking into consideration of debt issuance costs relating to the facilities.

Our company, through one or more of our subsidiaries, the VIEs and their subsidiaries entered into secured and unsecured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from one to 15 years.

More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, we could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule. See “Item 3. Key Information—D. Risk Factors—Risks to Our Business and Industry—Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.”

The secured loan facilities can be divided into onshore project loan facilities and offshore project loan facilities (including Hong Kong and Malaysia).

Below are the terms and conditions for onshore project loan facilities:

●	STT GDC is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of our company;
●	our company and GDS Investment Company are not or cease to be, directly or indirectly, the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment Company (in the case of our company), GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries;
●	Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of, and have the power to control, GDS Beijing or GDS Suzhou;
●	GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;

●	GDS Holdings is not or ceases to be, directly or indirectly, the legal and beneficial owner of all equity interests held by it in the relevant borrowing subsidiaries, or have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control the relevant borrowing subsidiaries;
●	there are changes in the shareholding structure of a principal operating subsidiary of ours, as defined in the relevant loan facility agreement;
●	there are changes in the controlling shareholders or the beneficial owners of the relevant borrowing subsidiaries which could have a material adverse effect on their performance of the loan facility agreements; and
●	the IDC license of GDS Beijing, the borrowing subsidiaries, other affiliated entities or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fails to be renewed on or before the expiry date.

Below are the terms and conditions for offshore project loan facilities:

●	GDS Holdings (a) is not or ceases to be, directly or indirectly, the single largest shareholder of, (b) is not or ceases to be, directly or indirectly, the beneficial owner of at least 40% of the issued share capital of, or (c) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 50.1% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of the relevant borrowing subsidiaries;
●	GDS International is not or ceases to be, directly or indirectly, the beneficial owner of 100% of the issued share capital of the relevant borrowing subsidiaries; and
●	There are changes in the shareholding structure of a principal operating subsidiary of GDS Holdings, as defined in the relevant loan facility agreement.

There are certain other events in the loan facility agreements the occurrence of which could obligate us to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if our borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if we fail to maintain our shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) the Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio, debt service coverage ratio, security margin ratio, gross leverage ratio and tangible net worth, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if our company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding RMB50 million (US$7.0 million), or in some cases, MYR35 million, when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the PBOC in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2023, our company was in compliance with all of the abovementioned covenants.

As of December 31, 2023, we had total working capital and project financing credit of RMB38,069.6 million (US$5,362.0 million) from various financial institutions, of which the unused amount was RMB8,410.7 million (US$1,184.6 million). As of December 31, 2023, we had drawn down RMB29,658.9 million (US$4,177.4 million) under these loan facilities, of which RMB619.4 million (US$87.2 million), net of debt issuance costs of RMB10.0 million (US$1.4 million) was recorded in short-term loans and borrowings and RMB28,836.1 million (US$4,061.5 million), net of debt issuance costs of RMB193.4 million (US$27.2 million), was recorded in long-term loans and borrowings, respectively. Drawdowns from these credit facilities are subject to the approval of the relevant lending financial institution and are subject to the terms and conditions of each loan agreement.

Below is a summary of the abovementioned secured and unsecured loans and borrowings, which are in RMB, USD, HKD and MYR denominations:

RMB Loans

	Total Facility Amount as of	Total Drawdown Amount as of
Purpose	December 31, 2023 (RMB (US$) million)	December 31, 2023(3) (RMB (US$) million)
Data Centers(1)	31,509.3 ($4,438.0)	25,124.5 ($3,538.7)
Corporate(2)	367.1 ($51.7)	367.1 ($51.7)

USD Loans

	Total Facility Amount as of	Total Drawdown Amount as of
Purpose	December 31, 2023 (US$ million)	December 31, 2023(3) (US$ million)
Data Centers(1)	28.0	28.0

HKD Loans

	Total Facility Amount as of	Drawdown Amount as of
Purpose	December 31, 2023 (HKD (US$) million)	December 31, 2023(3) (HKD (US$) million)
Data Centers(1)	3,319.9 ($423.7)	2,300.9 ($293.7)

MYR Loans

	Total Facility Amount as of	Drawdown Amount as of
Purpose	December 31, 2023 (MYR (US$) million)	December 31, 2023(3) (MYR (US$) million)
Data Centers(1)	1,937.3 ($420.6)	1,222.1 ($265.3)

(1)Refers to loans for which the use of proceeds is for development and acquisition of new data centers and related operating costs.

(2)Refer to loans for which the use of proceeds is for working capital and general corporate purposes.

(3)Drawdown amount does not deduct debt issuance costs of RMB203.4 million (US$28.6 million) in total.

The following table sets forth our short-term and long-term borrowings as of December 31, 2023:

		Payment due by period
		Less than			More than 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of RMB)
Short-term borrowings(1)	629,402	629,402	—	—	—
Long-term borrowings(1)	29,029,484	2,189,914	6,612,680	9,774,651	10,452,239
(1)	Refers to loans from financial institutions for data center project financing, working capital and general corporate purposes. Does not include interests or debt issuance costs.

C.Research and Development, Patents and Licenses, etc.

Sourcing and Development

See “Item 4. Information on the Company—B. Business Overview—Data Center Sourcing and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Innovation, Technology and Intellectual Property.”

D.Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2023. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

Consolidation of VIEs

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. Our operations are primarily conducted through the VIEs and their subsidiaries, to comply with relevant PRC laws and regulations, which prohibit foreign investment in companies that are engaged in data center-related businesses. Individuals acting as nominee equity holders hold the legal equity interests of Management HoldCo on our behalf. The equity holders of Management HoldCo are Yilin Chen (senior vice president, Southeast Asia business), Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business). Management HoldCo holds the legal equity interests of GDS Beijing and GDS Shanghai on our behalf.

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

Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned mainland China subsidiaries, the consolidated VIEs and their shareholders is valid, legally binding and enforceable in accordance with its terms. However, there are uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control our VIEs may preclude us from consolidating these companies in the future.

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

Our colocation service and managed service contracts with customers contain both lease and nonlease components. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. In addition, we have performed a qualitative analysis to determine that the non-lease component is the predominant component of our revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the conditions required to adopt the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2021, 2022 and 2023.

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

We have the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the years ended December 31, 2021 and 2022, the Company performed qualitative assessments and evaluated all abovementioned factors to conclude that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit. Therefore, no further quantitative impairment testing on goodwill was performed for the years ended December 31, 2021 and 2022. Due to the changing market conditions and fluctuations in the share price of the Company, the Company performed quantitative assessment for the year ended December 31, 2023. The Company estimated fair value using the income approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary. No impairment losses were recorded for goodwill for the years ended December 31, 2021, 2022 and 2023.

Impairment of Long-Lived Assets

We test long-lived assets (including property and equipment, prepaid land use rights, operating lease ROU assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. We determine the fair value of the data center assets based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participants would pay to sub-lease and acquire the remaining data centers assets. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach. Significant inputs used in the income approach primarily included utilization rates and discount rate. For purposes of impairment testing of long-lived assets, we have concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

When an impairment loss is recognized, it is allocated to the assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

For the years ended December 31, 2022 and 2023, impairment losses for our data centers’ long-lived assets of RMB12.8 million and RMB3,013.4 million (US$424.4 million) were recognized, respectively. No impairment loss was recorded for the year ended December 31, 2021.

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

We account for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity-classified awards. The grant-date fair value of the award is recognized as compensation expense, net of forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. We recognize compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses, net of forfeitures, over the performance period when the performance goal becomes probable to achieve. We also adjust the compensation cost based on the probability of performance goal achievement at the end of each reporting period. The rewards are earned upon attainment of identified performance goals.

Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses, net of forfeitures, over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

We account for forfeitures when they occur. Compensation cost previously recognized are reversed in the period the award is forfeited before completion of the requisite service period.

Share-based payment transactions with nonemployees in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modified award”). The incremental compensation cost is measured as the excess of the fair value of the modified award over the fair value of the original award at the modification date. Therefore, as result of the modification, the Company recognizes share-based compensation that comprising (i) the amortization of the incremental compensation cost resulting from the modification over the term of the modified award and (ii) the amortization of any unrecognized compensation cost of the original award over the term of the modified award.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model. Inputs used included risk-free rate of return, volatility, expected dividend yield, share price at grant date and expected term.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The evaluation is based on our estimate of the future taxable income. The future taxable income incorporates our best estimates of utilization rates of relevant data centers based on historical utilization rates and our business plans. Such key assumptions are sensitive to variation, such that minor changes could have an impact on the evaluation of the realizability of the deferred tax assets. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

Recently Issued Accounting Standards

In September 2022, the FASB issued ASU 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its supplier finance programs. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information for the relevant obligations, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The ASU should be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. We adopted this standard, except for the amendment on rollforward information for the relevant obligations, in the first quarter of 2023, and the adoption of this standard did not have a significant impact on our consolidated financial statements. We adopted the amendment on rollforward information for the relevant obligations in the first quarter of 2024, and the adoption of this amendment did not have a significant impact on our consolidated financial statements.

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842) - Common Control Arrangements (“ASU 2023-01”). It requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. ASU 2023-01 is effective for us from January 1, 2024, with early adoption permitted. We adopted this standard in the first quarter of 2024, and the adoption of this standard did not have a significant impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We will adopt this standard in our consolidated financial statements for the fiscal year ending December 31, 2024 and are currently in the process of evaluating the disclosure impact on the our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides additional disclosure requirements for income tax, including rate reconciliation, income taxes paid and etc. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. We will adopt this standard in our consolidated financial statements for the fiscal year ending December 31, 2025 and are currently in the process of evaluating the disclosure impact on our consolidated financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information relating to our directors, executive officers and senior management.

Name	Age	Position/Title
William Wei Huang‡	56	Chairman and chief executive officer
Daniel Newman	63	Chief financial officer
Jamie Gee Choo Khoo	59	Chief operating officer
Sio Tat Hiang†	76	Vice-chairman
Satoshi Okada‡	65	Director
Bruno Lopez†	59	Director
Liu Chee Ming†	73	Director
Lim Ah Doo‡	74	Independent director
Bin Yu°°	54	Independent director
Zulkifli Baharudin	64	Independent director
Chang Sun‡	67	Independent director
Gary J. Wojtaszek‡	58	Director
Judy Qing Ye	54	Independent director
Jonathan King	47	Member of the executive committee
Yan Liang	48	Executive vice president, data center design, operation and delivery
Kejing Zhang	41	Executive vice president, sales and service
Jessie Yixin Qian	52	Executive vice president, operation

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

Ms. Jamie Gee Choo Khoo has served as the chief operating officer of GDS since January 2019. Ms. Khoo joined the GDS senior management team in 2014, serving as deputy chief financial officer. From 1996 to 2007, Ms. Khoo worked at ST Telemedia, holding various management roles in finance, accounting and treasury as well as having responsibility for designated overseas investment entities. Prior to joining ST Telemedia, she worked for ABB (China) Holdings Limited from 1994 to 1996, Ernst & Young (Singapore) in 1994 and Baker Hughes (Singapore) from 1989 to 1993, mainly in finance and consulting roles. Ms. Khoo graduated from the National University of Singapore with a bachelor’s degree in accountancy and an MBA from the University of Hull. Ms. Khoo is a fellow member of the Institute of Singapore Chartered Accountants and a member of the Singapore Institute of Directors.Ms.Khoo will cease to be our chief operating officer and serve as the chief executive officer of GDS International upon the closing of the Series A subscription.

Mr. Sio Tat Hiang is vice-chairman of our board of directors and has been a director of our company since August 2014. Since 2020, Mr. Sio has been a director of ST Telemedia (the sole indirect shareholder of STT GDC), and STTC. From 2012 to 2020 Mr. Sio was a director of STT GDC, from 2017 to 2020, Mr. Sio was the chairman of the board of STT GDC and from 2017 to 2022 Mr Sio was Chairman of the Board of Virtus HoldCo Limited. In addition, Mr. Sio currently also sits on the Board of U Mobile Sdn Bhd and is the chairman of the board of STT Global Data Centers India Private Limited. He graduated with a bachelor’s degree in business administration with honors from the National University of Singapore and attended the London Business School Senior Executive Programme.

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

Mr. Bruno Lopez has been a director of our company since August 2014. Mr. Lopez is President and Group Chief Executive Officer of ST Telemedia Global Data Centres (STT GDC). He has been responsible for the overall leadership, direction, growth, and development of the STT GDC group since its inception in 2014. He is also concurrently Deputy Chief Executive Officer at ST Telemedia (STT). Under his leadership, STT GDC has become one of the fastest-growing data centre providers in Asia and Europe. The company has built a substantial portfolio of integrated data centres across a global platform serving all the major cloud service providers and enterprises in Singapore, India, Thailand, South Korea, Indonesia, Japan, Malaysia, and the Philippines; through VIRTUS Data Centres in the UK and Germany, and GDS in China. In addition to his role as President and Group CEO, Bruno also sits on the Board and chairs the Executive Committees in all these companies. Mr. Lopez has been instrumental in steering the company to achieve market leadership in significant economies, solidifying the STT GDC group’s reputation as a prominent player in the global data centre industry. An industry veteran with over 30 years of experience in the telecommunications and data centres industry, Bruno was most recently named to Capacity Media’s 2023 Power 100 list, recognising his contributions to the wholesale carrier and ICT industry. Mr. Lopez’s track record includes founding roles as the CEO and Executive Director of Keppel Data Centres where he played a key role in building up the company’s growth and expansion in Asia and Europe. He also established the Securus Data Property Fund, an investment fund focused on data centre assets in the Asia-Pacific region, Europe, and the Middle East, which later merged with Keppel Data Centres’ assets during the company’s SGX REIT listing. Mr. Lopez holds a Bachelor of Arts degree with Honours from the National University of Singapore and a Master’s from Rutgers University, USA.

Mr. Liu Chee Ming has been a director of our company since December 2023. Mr. Liu has over 40 years of experience across the financial services sector across Asia Pacific. Mr. Liu is currently the Managing Director of Platinum Holdings Company Limited, which he established in March 1996. Mr. Liu is an Independent Non-Executive Director of ST Telemedia since September 2020. He has also been an Independent Director of OUE Hospitality Trust Management Pte. Ltd. since June 2013. In June 2018, he was appointed as an Independent Non-Executive Director of DBS Bank (Hong Kong) Limited, where he also chairs the remuneration committee. He was also appointed as a Director of SingEx-Sphere Holdings Pte Ltd (now known as Constellar Holdings Pte. Ltd.) in April 2021 and was appointed as an Independent Non-Executive Director of MGM China Holdings Limited in May 2021. Mr. Liu was a member of the Takeovers Appeal Committee and the Deputy Chairman of the Takeovers and Mergers Panel of the Securities and Futures Commission in Hong Kong from April 2008 to March 2010, April 2014 to March 2016 and April 2018 to March 2020. Between July 2019 and July 2023, he was a member of the Listing Review Committee of the Stock Exchange of Hong Kong Limited. Mr. Liu has been a Governor of the Singapore International School (Hong Kong) since May 2006 and was appointed as the Chairman of the Board of Governors of the Singapore International School (Hong Kong) in January 2020. Mr. Liu was an Independent Supervisor of the Supervisory Committee of Dalian Wanda Commercial Properties Co., Ltd. (a company which was listed on the Hong Kong Stock Exchange and privatised in September 2016) from May 2015 to March 2019. Mr. Liu holds a Bachelor of Business Administration from the former University of Singapore.

Mr. Lim Ah Doo has served as our director since August 2014. Mr. Lim is currently chairman and independent non-executive director of Olam Group Limited, formerly known as Olam International Limited, as well as an independent non-executive director of GP Industries Limited, Singapore Technologies Engineering Ltd (STE) and U Mobile Sdn Bhd. He also chairs the audit committees of GP Industries and U Mobile, and is a member of the audit committee of STE. From 2020 to 2023, Mr. Lim was a non-executive director of ST Telemedia and STTC and chaired the audit committee of STTC. Mr Lim was a non-executive director of Virtus HoldCo Ltd and chaired Virtus audit committee from 2016 to 2022, and a non-executive director of GDC India Pte Ltd and chaired GDC India audit committee from 2016 to 2023. From 2016 to 2020, Mr. Lim served as an independent non-executive director of STT GDC and chaired the audit committee of STT GDC. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). From 2003 to 2007, he was president and then vice chairman of the RGM group International (RGMI), a leading global resource-based group and in 2008, he served as deputy chairman RGMI. Mr. Lim obtained a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and an MBA from the Cranfield School of Management.

Ms. Bin Yu has served as our independent director since November 2016. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd., a company engaged in AI driven education from September 2017 to January 2020. Ms. Yu has served as an independent director of Zero2IPO Holdings Inc., a company committed to providing the industry with leading services for entrepreneurship and investment since December 2020, and an independent director of iDreamSky Technology Holdings Limited, a leading mobile game publisher in China listed on the Hong Kong Stock Exchange since May 2018. From 2015 to May 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited, a company engaged in the entertainment TV programs business. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

Mr. Zulkifli Baharudin has served as our independent director since November 2016. Since 2011, he has been serving as the executive chairman of Indo-Trans Corporation, a logistics and supply chain company across Indo-China. Mr Zulkifli has been the non-executive director on the Board of Asian Plantations Limited and SymAsia Foundation Limited since 2014 and 2015 respectively. Mr. Zulkifli has been the non-executive director on the Board of STT GDC Indonesia JVCo Pte. Ltd and PT STT GDC Indonesia since July 2021 and September 2021 respectively. Mr. Zulkifli has been the non-executive director on the Board of NTUC Fairprice Co-Operative Limited since May 2023. Mr. Zulkifli also serves as Singapore’s Non-Resident Ambassador to the Republic of Kazakhstan and Uzbekistan. From 1997 to 2001, he also served as a nominated member of Parliament in Singapore. Mr. Zulkifli received his bachelor’s degree in estate management from the National University of Singapore.

Mr. Chang Sun has served as our independent director since April 2017. Since 2017, Mr. Sun is a firm partner and Chairman for China at TPG, a global alternative investment firm. Prior to joining TPG, he founded and was the chairman and founder of Black Soil Group Ltd., an agriculture impact investing company. Prior to founding Black Soil in 2015, Mr. Sun was the chairman of Asia Pacific at Warburg Pincus, a global private equity firm, where he had served for 20 years. Mr. Sun also is the founder and honorary chairman of the China Venture Capital and Private Equity Association and the founder and current executive vice chairman of the China Real Estate Developers and Investor’s Association. He is also a board member of the Lauder Institute of the Wharton School and a board member of The China Entrepreneur Club. Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Mr. Gary J. Wojtaszek has served as our director since June 2018, and had been an observer of our board of directors since October 2017. Mr. Wojtaszek has extensive experience founding, growing, leading, and monetizing private and public companies of scale. He is the founder and CEO of RecNation, which is the largest institutional owner of specialized boat and RV storage facilities in the United States. From August 2011 to February 2020, he served as President and Chief Executive Officer of CyrusOne, Inc., a real estate investment trust that builds and manages carrier-neutral hyperscale data centers globally and was one of the top 5 best performing REITS in the US under his leadership. Prior to CONE, Mr. Wojtaszek served as chief financial officer and board member of Cincinnati Bell Inc., where he had responsibility for the data center business and oversaw CyrusOne’s successful creation, spin-off, and IPO. Before joining Cincinnati Bell in July 2008, he held various senior financial executive positions in Semi-conductor, Automotive and Educational companies. He also is a board member of Quantum Loophole, developer of master planned data center communities in the U.S, Nxtra Data Centers in India, Involta Data Center in the US and recently served on the Board of Talen Energy which is one of the largest power generation providers in the United States overseeing its bankruptcy reorganization and the development of a data center next to a nuclear plant as part of Cumulus Data. Mr. Wojtaszek serves as an industry advisor to global investment firm, The Carlyle Group, Inc. and Actis, a leading global investor in sustainable infrastructure and sits on the board of the data center engineering program at Southern Methodist University. He has a BA from Rutgers University and a MBA from Columbia University.

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

Mr. Jonathan King has been a member of our executive committee since October 2016 and has been involved with our company since 2014, in his role as Group Chief Strategy and Investment Officer of ST Telemedia Global Data Centres (STT GDC). In this role, he is responsible for leading the growth of STT GDC into new regions in addition to managing the existing portfolio of investments. Since joining STT GDC, Mr. King has been leading the establishment and expansion of STT GDC’s high quality platforms across 10 geographies with significant presence in Asia and Europe. Prior to joining STT GDC, Mr. King was instrumental in the formation and operation of Securus Data Property Fund (Securus) where he was co-CEO. Securus was an investment fund that developed a portfolio of high quality data centres across Asia Pacific and Europe. This business has since been listed on the SGX as Keppel DC REIT (SGX: KDCREIT). Prior to this, Mr. King was an Associate Director at Macquarie Bank focused on real estate investment banking. Mr. King has over 25 years of global investment experience in the data centre, finance, real estate and engineering industries. In the data centre space, he has led over US$3.0bn of transactions since 2011. Mr. King holds a Bachelor’s Degree in Engineering (Honours) from the University of Sydney, Australia and a Graduate Diploma of Finance and Investment from Financial Services Institute of Australasia (FINSIA). He is also a Graduate Member of the Australian Institute of Company Directors (AICD).

Ms. Yan Liang joined our company in 2010 and has served as our senior vice president of data center operation and delivery since March 2014 and our executive vice president of data center design, operation and delivery since April 2024. Ms. Liang is currently also responsible for data center design and prefab products, data center operation efficiency enhancement and asset management. Ms. Liang serves on the China Data Center Committee as vice chairman with responsibility for contributing to white papers for data center operation system architecture, data center infrastructure management system, and best energy efficiency methodology.Prior to joining us in 2010, Ms. Liang served as a director of operations and business development with COSCO’s global data center business where she had responsibility for information system centralization, construction of large data centers, establishment and promotion of ITIL operation management systems and global disaster recovery from 1997 to 2010. Ms. Liang received a bachelor’s degree from Shanghai Tie Dao University and an MBA from Fudan University.

Mr. Kejing Zhang joined our company in 2015 as our senior vice president of sales, and has served as our executive vice president of sales and service since April 2024. Mr. Zhang is responsible for sales operations, management and service. Prior to joining us, Mr. Zhang was a director of wholesale business of China Unicom (Europe) Operations Limited from 2010 to 2014, with responsibility for sales and business development with telco carriers in European, Middle East and African regions. Mr. Zhang majored in electronic engineering and received a Ph.D. from Queen Mary and Westfield College to the University of London.

Ms. Jessie Yixin Qian joined our company in 2022 and has served as our executive vice president for operation since April 2024. Ms. Qian’s responsibilities include managing our business development, cost efficiency program, energy procurement process in mainland China and various operational reporting matters. Prior to joining us, she worked at the KPMG San Francisco office from 1997 to 2003 and was a partner of KPMG’s Greater China region since 2007. Ms. Qian has in-depth experience with the SEC reporting matters, internal controls and capital market transaction. Ms. Qian received a bachelor’s degree in economics from the Shanghai University and a master’s degree in accounting from the University of Southern California. Ms. Qian is a Certified Public Accountant in the United States admitted by the Accountancy Board of California.

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

Mr. Hoi Tung is currently the Chairman and CEO of China Ping An Insurance Overseas (Holdings) Limited. From 2014 to 2016, Mr. Tung was the Chairman of Investment Committee of Ping An Insurance (Group) of China, Ltd. From 2004 to 2014, Mr. Tung was the Chairman and CEO of Ping An Trust Co. Ltd. Before joining Ping An, Mr. Tung was an executive director with Goldman Sachs (Asia) L.L.C., advising major financial institutions in the Asia Pacific region on restructuring, M&As and capital markets activities. Mr. Tung started his career as a management consultant with McKinsey & Co. He obtained a Master’s degree in Engineering Science with first honor from Oriel College, University of Oxford, and an MBA from INSEAD. Mr. Tung is a member of the Provost’s Court of his alma mater Oriel College, Oxford, and an inaugural member of the Global Finance Leader’s Fellowship at the Aspen Institute.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2024)
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

Our company is a foreign issuer and we have two female directors on our board of directors as of March 31, 2024. Accordingly, we meet the diversity objective under Nasdaq’s Board Diversity Rule as of March 31, 2024.

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

As of March 31, 2024, the beneficiary of the WVR structure was Mr. Huang, the beneficial owner of the 43,590,336 Class B ordinary shares then issued and outstanding.

Subject to the provisions of our Articles of Association, our Class B ordinary shares may be converted into Class A ordinary shares at the option of the holder or automatically at the occurrence of an automatic conversion event. Such automatic conversion event refers to the first occurrence of (i) Mr. Huang having beneficial ownership in less than 2.75% of our issued share capital on an as converted basis (subject to certain exclusions); (ii) the consultation draft Foreign Investment Law of the People’s Republic of China published by the MOFCOM on January 19, 2015, or the FIL, in the form implemented not requiring VIE entities operating the PRC business to be owned or controlled (as defined in the FIL as officially promulgated by the PRC legislator) by PRC nationals or entities (including without limitation the FIL as officially promulgated by the PRC legislator grandfathering then-existing VIE Entities in the PRC); (iii) PRC law no longer requiring the conduct of the PRC business to be owned or controlled by PRC nationals or entities; (iv) the promulgation of the FIL as it relates to VIE entities is abandoned by the PRC legislator; or (v) the relevant authorities in the PRC having approved the VIE structure without the need for the VIE entities to be owned or controlled by PRC nationals or entities. Subject to the provisions of our Articles of Association, if the Class B ordinary shares are automatically converted into Class A ordinary shares, the WVR structure will thereby be terminated.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and will automatically convert into Class A ordinary shares under certain circumstances. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the company will issue 43,590,336 Class A ordinary shares. Any Class A ordinary shares which Mr. Huang directly or indirectly acquire may be converted into Class B ordinary shares.

Article 86(4) of our Articles of Association provides that for so long as Mr. Huang continues to have beneficial ownership in not less than two point seventy five per cent. (2.75%) of the then issued share capital of our company on an as converted basis (subject to certain exclusions), the holders of the Class B Ordinary Shares shall have the right to nominate five (5) directors (one of which is intended to be Mr. Huang) for appointment as directors. Such directors shall be elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

Upon either (i) the automatic conversion of the Class B ordinary shares, or (ii) the conversion of such of the Class B ordinary shares that results in Mr. Huang ceasing to have beneficial ownership in not less than two point seventy five per cent. (2.75%) but continuing to have beneficial ownership in not less than two per cent. (2%) of the then issued share capital of our company on an as converted basis (subject to certain exclusions), (a) the nomination and appointment rights under the above provisions shall cease and terminate; (b) any directors (other than William Wei Huang) appointed pursuant to the above provisions shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions); and (d) Mr. Huang shall continue to have the right to appoint and remove one (1) director (which is intended to be Mr. Huang).

Upon Mr. Huang having beneficial ownership in less than two per cent. (2%) of the then issued share capital of our company on an as converted basis (subject to certain exclusions), (a) Mr. Huang’s above appointment right shall cease and terminate, (b) any director appointed pursuant to such right shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions).

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

B.           Compensation

For the year ended December 31, 2023, we and our subsidiaries paid aggregate compensation of approximately US$8.8 million to our directors and executive officers as a group, of which, US$7.0 million was settled in cash and US$1.8 million was settled in restricted shares issued under our 2016 share incentive plan. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We set aside an aggregate of US$0.1 million for pensions, retirement or other benefits for our directors and executive officers in 2023.

For information regarding options granted to our directors and executive officers, see “—Share Incentive Plan.”

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

The maximum aggregate number of shares which may be subject to equity awards under the 2016 share incentive plan is 56,707,560 shares, provided, however, that the maximum number of unallocated ordinary shares which may be issuable pursuant to awards under the 2016 share incentive plan shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the 2016 share incentive plan remains in effect to three percent (3%) of our then total issued and outstanding ordinary shares, if and whenever the unallocated ordinary shares which may be subject to equity awards under the 2016 share incentive plan accounts for less than one and half percent (1.5%) of our then total issued and outstanding ordinary shares, provided further that solely for the fiscal year 2020, the increase of the unallocated ordinary shares which may be issuable pursuant to awards under the plan was given effect as of the date of the approval by the shareholders at the annual general meeting on August 6, 2020 (but calculated based on the total issued and outstanding ordinary shares of the Company as of January 1, 2020). In August 2020, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 32,592,288 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,216,432,715. In January 2022, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 29,252,600 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,495,180,395. In January 2023, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 30,747,912 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,524,433,000.

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

Granted Restricted Shares

In August 2021, August 2022 and August 2023, we granted 11,929,608, 21,488,048 and 21,918,552 non-vested restricted shares to employees, officers and directors, respectively. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

In January, June, July and October 2021, we issued a total of 178,280 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In January, September and October 2022, we issued a total of 460,272 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In January, May, July and October, 2023, we issued a total of 1,035,704 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

The table below summarizes, as of March 31, 2024, the restricted shares we have granted to our directors and executive officers:

Name	Position	Numbers of Restricted Shares	Grant Date
William Wei Huang	Chairman and chief executive officer	*	August 2, 2021, August 1, 2022 and August 1, 2023.
Daniel Newman	Chief financial officer	*	August 2, 2021, August 1, 2022 and August 1, 2023.
Jamie Gee Choo Khoo	Chief operating officer	*	August 2, 2021, August 1, 2022 and August 1, 2023.
Sio Tat Hiang	Vice-chairman	*	January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023 and October 2, 2023.
Satoshi Okada	Director	*	January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023 and October 2, 2023.
Bruno Lopez	Director	*	January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, and October 2, 2023.
Liu Chee Ming	Director	—	Nil.
Lim Ah Doo	Independent Director	*	January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023 and October 2, 2023.
Bin Yu	Independent Director	*	January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023 and October 2, 2023.
Zulkifli Baharudin	Independent Director	*	January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023 and October 2, 2023.
Chang Sun	Independent Director	*	January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023 and October 2, 2023.
Judy Qing Ye	Independent Director	*	January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1,

Name	Position	Numbers of Restricted Shares	Grant Date
2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023 and October 2, 2023.
Gary J. Wojtaszek	Director	*	January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023 and October 2, 2023.
Jonathan King	Member of the executive committee	*	January 1, 2021, June 1, 2021, July 1, 2021, October 1, 2021, January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023 and October 2, 2023.
Yilin Chen	Senior vice president, Southeast Asia business	*	August 2, 2021, August 1, 2022 and August 1, 2023.
Yan Liang	Executive vice president, data center design, operation and delivery	*	August 2, 2021, August 1, 2022 and August 1, 2023.
Kejing Zhang	Executive vice president, sales and service	*	August 2, 2021, August 1, 2022 and August 1, 2023.
*	Less than 1% of our outstanding ordinary shares assuming conversion of all restricted shares into ordinary shares.

As of March 31, 2024, individuals other than our directors and executive officers as a group held a total of 30,973,704 restricted shares of our company, subject to various vesting schedules and conditions.

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

Appointment, Nomination and Terms of Directors

Pursuant to our Articles of Association, our board of directors are classified into three classes of directors designated as Class I, Class II and Class III, each generally serving a three-year term unless earlier removed and except as described below. The Class I directors consist of Gary J. Wojtaszek, Satoshi Okada and Bruno Lopez; the Class II directors consist of Liu Chee Ming, Lim Ah Doo, Chang Sun, and Judy Qing Ye; and the Class III directors consist of William Wei Huang, Sio Tat Hiang, Bin Yu and Zulkifli Baharudin.

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

D.          Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.           Share Ownership

The following table sets forth information as of March 31, 2024 with respect to the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The percentages are calculated excluding the 85,198,888 Class A ordinary shares that are issued and held by JPMorgan Chase Bank, N.A., as depositary, and reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plan.

The total number of ordinary shares outstanding as of March 31, 2024 is 1,555,180,903, comprising 1,511,590,567 Class A ordinary shares (including 85,198,888 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plan) and 43,590,336 Class B ordinary shares, but excludes ordinary shares issuable (i) under our share incentive plan that have not yet been issued, (ii) upon conversion of our convertible senior notes, and (iii) upon conversion of our convertible preferred shares.

Percentage of aggregate voting
power with Class A
and Class B ordinary
	Class A ordinary shares		Class B ordinary shares		shares voting on a
	Number	Percent	Number	Percent	1:20 Basis***	1:1 Basis
Directors and Executive Officers**:
William Wei Huang(1)	12,015,512	0.8%	55,605,848	100.0%	37.8%	3.5%
Daniel Newman	*	*	—	—	*	*
Jamie Gee Choo Khoo	*	*	—	—	*	*
Sio Tat Hiang	*	*	—	—	*	*
Satoshi Okada	*	*	—	—	*	*
Bruno Lopez	*	*	—	—	*	*
Liu Chee Ming	*	*	—	—	*	*
Lim Ah Doo	*	*	—	—	*	*
Bin Yu	*	*	—	—	*	*
Zulkifli Baharudin	*	*	—	—	*	*
Chang Sun	*	*	—	—	*	*
Gary J. Wojtaszek	*	*	—	—	*	*
Judy Qing Ye	*	*	—	—	*	*
Jonathan King	*	*	—	—	*	*
Yilin Chen	*	*	—	—	*	*
Yan Liang	*	*	—	—	*	*
Kejing Zhang	*	*	—	—	*	*
Directors and Executive Officers as a Group(2)	28,723,719	2.0%	55,605,848	100.0%	38.2%	4.1%

Principal Shareholders:
STT GDC(3)	493,288,484	34.2%	—	—	20.5%	31.7%
GIC(4)	201,786,576	12.8%	—	—	2.3%	3.5%
Canada Pension Plan Investment Board(5)	77,434,776	5.4%	—	—	3.3%	5.1%

*        Beneficially owns less than 1% of our outstanding shares.

**     The business address for our directors and executive officers is at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

***   For each person or group included in this column, the percentage of total voting power represents voting power based on all ordinary shares beneficially owned by such person or group. With respect to (i) the election or removal of a simple majority of our directors and (ii) any change to our Articles of Association that would adversely affect the rights of the holders of Class B ordinary shares, at general meetings of our shareholders, each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to 20 votes per share. With respect to any other matters at general meetings of our shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to one vote, voting together as a combined class. Class B ordinary shares are convertible into Class A ordinary shares. The voting power percentages are calculated including the 33,707,864 votes to which the holders of the 150,000 Series A convertible preferred shares are entitled, but excluding ordinary shares issuable upon (x) conversion of our convertible senior notes, (y) the exercise or vesting of share awards granted under our Share Incentive Plan, and the 85,198,888 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon the exercise or vesting of share awards granted under our share incentive plan. The holders of the Series A convertible preferred shares are entitled to a number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is then convertible. Since the 150,000 Series A convertible preferred shares are convertible into 33,707,864 Class A ordinary shares, the affiliates of Ping An Overseas are entitled to 33,707,864 votes on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class.

(1)

The number of ordinary shares beneficially owned is as of March 31, 2024, and consists of 12,015,512 Class A ordinary shares and 43,590,336 Class B ordinary shares, including: (i) 28,000,000 Class B ordinary shares held by EDC Group Limited, (ii) 15,590,336 Class B ordinary shares held by GDS Enterprises Limited, (iii) 500,000 ADSs representing 4,000,000 Class A ordinary shares held by Solution Leisure Investment Limited, (iv) 766,939 ADSs representing 6,135,512 Class A ordinary shares beneficially owned by Mr. Huang, and (V) 1,880,000 Class A ordinary shares in the form of 235,000 ADSs underlying restricted share units that will vest within 60 days after March 31, 2024 held by Mr. Huang. Such 12,015,512 Class A ordinary shares will convert into 12,015,512 Class B ordinary shares if directly held by Mr. Huang or an entity established or controlled by him. These 12,015,512 Class A ordinary shares are also reflected in Mr. Huang’s beneficial ownership in the adjacent columns under “Class A ordinary shares.” Each of EDC Group Limited, GDS Enterprises Limited and Solution Leisure Investment Limited is a limited liability company established in the British Virgin Islands. EDC Group Limited is wholly owned by Solution Leisure Investment Limited. Each of GDS Enterprises Limited and Solution Leisure Investment Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is a beneficiary. The registered address of each of EDC Group Limited and GDS Enterprises Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of Solution Leisure Investment Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(2)

Represents ordinary shares beneficially held by all of our directors and executive officers as a group and ordinary shares (in the form of ADS) underlying restricted share units that will vest within 60 days after March 31, 2024 held by all of our directors and executive officers as a group.

(3)

The number of ordinary shares beneficially owned is as of November 30, 2023, as reported in Amendment No. 13 to Schedule 13D filed by ST Telemedia on December 12, 2023, and represents 493,288,484 Class A ordinary shares (directly or in the form of ADSs) owned by STT GDC. STT GDC is wholly-owned by STTC. STTC is wholly-owned by ST Telemedia. Each of STT GDC, STTC and ST Telemedia is a company organized under the laws of the Republic of Singapore. The address of the principal business office of STT GDC is 3 Temasek Avenue, #28-01, Centennial Tower, Singapore 039190. The address of the principal business office of each of ST Telemedia and STTC is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. On November 14, 2017, STT GDC exercised its option to convert, and converted, the convertible bonds in a principal amount of US$50.0 million due December 30, 2019 (the “Convertible Bonds”) then held by it, together with interest accrued thereon of US$4,513,889.00, into 32,540,515 Class A ordinary shares, at a conversion price of US$1.675262 per Class A ordinary share pursuant to and in accordance with the terms and conditions of the Convertible Bonds. On January 30, 2018, we completed our public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by us and 4,425,000 ADSs offered by certain selling shareholders, at a public offering price of US$26.00 per ADS (the “January 2018 Offering”). STT GDC purchased an aggregate of 3,009,857 ADSs in the January 2018 Offering at the public offering price. On March 19, 2019, we completed our public offering of 13,731,343 ADSs at a public offering price of US$33.50 per ADS (the “March 2019 Offering”). STT GDC purchased an aggregate of 6,373,134 ADSs in the March 2019 Offering at the public offering price. On December 10, 2019, we completed our public offering of 6,318,680 ADSs at a public offering price of US$45.50 per ADS (the “December 2019 Offering”). STT GDC purchased an aggregate of 2,274,725 ADSs in the December 2019 Offering at the public offering price. On June 26, 2020, we completed our private placement of 62,153,848 Class A ordinary shares, equivalent to approximately 7.8 million ADSs, to affiliates of Hillhouse Capital and STT GDC at a purchase price of US$8.125 per share, equivalent to US$65 per ADS (the “June 2020 Private Placement”). STT GDC purchased an aggregate of 12,923,080 Class A ordinary shares in the June 2020 Private Placement at the purchase price of $8.125 per share. On November 2, 2020, we completed our Hong Kong public offering, which forms part of the global offering of 160,000,000 Class A ordinary shares at a public offering price of HK$80.88 per Class A ordinary share (the “November 2020 Global Offering”). STT GDC purchased an aggregate of 40,244,800 Class A ordinary shares in the November 2020 Global Offering at the public offering price. On March 8, 2022, we completed our offering of unsecured 0.25% convertible senior notes due 2029 (the “February 2022 Convertible Notes Offering”). STT GDC subscribed for and purchased US$100 million principal amount of the unsecured 0.25% convertible senior notes due 2029. The 493,288,484 Class A ordinary shares (directly or in the form of ADSs) owned by STT GDC include 16,000,000 Class A ordinary shares which STT GDC beneficially owns by virtue of holding US$100 million principal amount of the unsecured 0.25% convertible senior notes due 2029.

(4)

The number of ordinary shares beneficially owned is as of December 31, 2023, as reported in the Schedule 13G filed by GIC on February 9, 2024, and represents (i) 51,937,496 Class A ordinary shares, represented by (a) 5,467,924 ADSs and (b) 8,194,104 Class A ordinary shares, and (ii) 149,849,080 Class A ordinary shares, represented by (a) 51,200,000 Class A ordinary shares that GIC has the right to acquire upon conversion of US$170,000,000 principal amount of 0.25% Convertible Senior Notes due 2029 (“2029 Senior Notes”), (b) 97,959,184 Ordinary Shares that GIC has the right to acquire upon conversion of US$300,000,000 principal amount of 4.5% Convertible Senior Notes due 2030 (“2030 Senior Notes”), and (c) 689,896 Ordinary Shares. GIC is a company organized under the laws of the Republic of Singapore. The address of the principal business office of GIC is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912. Ceningan Investment Pte. Ltd. (“Ceningan”) shares the power to vote and the power to dispose of 125,159,184 Class A ordinary shares that Ceningan has the right to acquire upon conversion of (i) US$170,000,000 principal amount 2029 Senior Notes; and (ii) US$300,000,000 principal amount 2030 Senior Notes held directly by it with GIC Special Investments Private Limited (“GIC SI”) and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 5,467,924 ADSs, and 8,194,104 Class A ordinary shares, beneficially owned by it. GIC shares power to vote and dispose of 689,896 Class A ordinary shares beneficially owned by it with MAS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

(5)

The number of ordinary shares beneficially owned is as of December 31, 2023, as reported in the Schedule 13G filed by the Canada Pension Plan Investment Board on February 14, 2024, and represents 77,434,776  Class A ordinary shares represented by 9,679,347 ADSs. The Canada Pension Plan Investment Board is a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), and a pension investment manager subject to the Canada Pension Plan Investment Board Act. The principal business address of the Canada Pension Plan Investment Board is One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada.

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

F.           Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Transactions with Our Shareholders

One of our subsidiaries, GDS IDC Services Pte. Ltd., or GDS Singapore, entered into a master service agreement with STT Singapore DC Pte. Ltd., STT DEFU 2 Pte. Ltd. and cloud service providers, pursuant to which GDS Singapore will provide billing and payment collection services as well as other coordination and administration services. During the year ended December 31, 2021, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.5 million and RMB0.5 million, respectively. During the year ended December 31, 2022, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million and RMB0.5 million, respectively. During the year ended December 31, 2023, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million (US$0.1 million) and RMB0.5 million (US$0.1 million), respectively.

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

Contractual Arrangements with Affiliated Consolidated Entities and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.”

Securities Issuances

The following is a summary of our or our subsidiary’s securities issuances since January 1, 2021.

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

Series A Convertible Preferred Shares

In March 2024, our wholly - owned subsidiary, DigitalLand Holdings Limited (“GDS International” or “GDSI”), that acts as the holding company for GDSH’s international data center assets and operations, has entered into definitive agreements for certain institutional private equity investors (the “Investors”) to subscribe for US$587 million of Series A convertible preferred shares (the “Series A”) newly issued by GDSI. The Series A subscription price implies a pre - money equity valuation for GDSI of US$750 million. Post - Closing and on an as - converted basis, GDSH will own approximately 56.1% of the equity interest of GDSI in the form of ordinary shares. The remaining 43.9% equity interest will be held in the form of Series A shares by the Investors, including Hillhouse, Rava Partners, Boyu, Princeville Capital, Tekne Capital, among others. GDSI expects to establish an equity incentive plan which provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of its issued share capital as of the Closing at the Series A subscription price. GDSH and certain Investors will have the right to appoint directors to the Board of GDSI proportionate with their ownership. Mr. William Huang will continue in his role as Chairman of the Board of GDSI. Each Series A share will be entitled to one vote and will be convertible into one ordinary share of GDSI at any time at the holder’s option. All Series A shares will automatically convert into ordinary shares of GDSI at, or following, completion of GDSI’s IPO, subject to certain conditions.

Share Options and Restricted Shares

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

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

Investor Rights Agreement

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

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our mainland China subsidiaries. Certain payments from our mainland China subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in mainland China. Each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

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

B.          Memorandum and Articles of Association

Pursuant to special resolutions approved by the shareholders at our annual general meeting of shareholders held on June 5, 2023, each of our current amended and restated memorandum of association and our current amended and restated articles of association were approved and adopted in substitution for and to the exclusion of the then-existing memorandum of association and articles of association, with immediate effect after the close of the annual general meeting of shareholders held on June 5, 2023. Pursuant to special resolutions approved by respective holders of the class A ordinary shares, preferred shares and class B ordinary shares at additional meetings of shareholders held on June 5, 2023, our current amended and restated articles of association were approved and adopted in substitution for and to the exclusion of the then-existing articles of association, with immediate effect after the close of the respective additional meetings of shareholders held on June 5, 2023.

For a description of our currently effective amended and restated memorandum of association and amended and restated articles of association, incorporated by reference to Exhibit 3.1 to our current report on Form 6-K for June 2023 (File No. 001-37925) furnished to the SEC on June 5, 2023, please see the Description of Securities Registered under Section 12 of the U.S. Exchange Act, which has been filed as Exhibit 2.4 to this annual report.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2021, 2022 and 2023. GDS Holdings was subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2021, 2022 and 2023.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq, are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “—Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will be eligible for the reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. Consequently, there can be no assurance that our ADSs will continue to be eligible for the reduced tax rates. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see “—People’s Republic of China Taxation” above), we may be eligible for the benefits of the Treaty. In that case, dividends we pay on our Class A ordinary shares would be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the United States, and whether or not the shares are represented by ADSs. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. See “—People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, if you are eligible for Treaty benefits, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding any applicable Treaty rate. In addition, Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under United States federal income tax principles, the distribution ordinarily would be treated, first, as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or Class A ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or Class A ordinary shares), and, second, the balance in excess of adjusted basis ordinarily would be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine our earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that distributions will generally be reported to the IRS and taxed to you as dividends (as discussed above), even if they might ordinarily be treated as a tax-free return of capital or as capital gain.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for our taxable year ended December 31, 2023 and we do not expect to be a PFIC for our taxable year ending December 31, 2024 or in future taxable years, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). However, pursuant to the Foreign Tax Credit Regulations, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our Class A ordinary shares or ADSs, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

Singapore adopts a territorial basis whereby income tax is payable on income accrued in or derived from Singapore (i.e., Singapore-sourced) or received (or deemed received) in Singapore from outside Singapore (i.e., foreign-sourced) unless otherwise specifically exempt from tax. Certain foreign-sourced income (e.g. foreign sourced dividends, foreign branch profits and foreign sourced service income) may be exempt from tax in Singapore under the foreign-sourced income exemption regime (“FSIE”) if certain conditions are met or, if theFSIE is not available, foreign tax credit may be claimed subject to conditions.

Unless the company enjoys a concessionary tax rate as granted by the relevant authorities, the prevailing corporate income tax rate in Singapore is 17%. Nonetheless, all corporate tax residents can avail of a partial tax exemption, with the first S$200,000 of chargeable income of a company being partially exempt from tax using a tiered chargeable income system. New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption for each of the company’s first three (3) years of assessment under the same tiered chargeable income system.

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

Capital Gains Tax

Singapore currently does not impose tax on capital gains. Gains on disposal of shares are not liable to Singapore income tax provided the gains are sourced outside Singapore and / or capital in nature. Gains arising from the disposal of our ordinary shares may be taxable if such gains are considered revenue in nature or, pursuant to Section 10(1)(g) of the Singapore Income Tax Act (“SITA”), such gains constitute any form of gain or profits of any income nature. Any gains from the disposal of our ordinary shares, if regarded as capital gains, will not be taxable in Singapore.

Section 13W of the SITA exempts gains derived by a divesting company from the disposal of ordinary shares made during the period 1 June 2012 to 31 December 2027 (both dates inclusive), where the divesting company had held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months ending on the date immediately prior to the date of disposal of such shares and unless listed, investee company is not in the business of trading or holding immovable property and does not undertake property development activity (except in exception scenarios).

However, the exemption does not apply in certain scenarios, such as the disposal of shares by an insurer company or a partnership, limited partnership, or limited liability partnership with one or more companies as the partners.

Section 10L

Notwithstanding the above, it should be noted that pursuant to the new Section 10L of the SITA, gains from sale of foreign assets (including foreign shares) on or after 1 January 2024 by an entity of a relevant group which are remitted / deemed remitted into Singapore, will be treated as income chargeable to tax under section 10(1)(g) of the SITA, subject to certain exclusions.

Broadly, the rules impact an entity (i) of a relevant group where the entities of the group are not all incorporated, registered or established in a single jurisdiction or where any entity of the group has a place of business in more than one jurisdiction; and (ii) which is not an excluded entity or otherwise carved out from the rules (e.g. financial institutions or entities with certain tax incentives). An excluded entity is, either a pure equity holding entity (“PEHE”) or non-PEHE, which meets the relevant economic substance requirements.

The provisions of Section 10L would override other specific tax exemption provisions (e.g. the capital treatment and / or the Section 13W safe harbor exemption).

SFRS (I) 9

Generally, companies that have adopted, or who are required to adopt, the Singapore Financial Reporting Standards (International) (“SFRS (I)”) 9 (Financial Instruments) which replaces the existing SFRS (I) 1-39 (Financial Instruments – Recognition and Measurement) for accounting purposes may be required to recognise gains or losses in accordance with the provisions of SFRS (I) 9 regardless of any disposal of our ordinary shares being made. If so, the gain or loss on the ordinary shares of a revenue nature under certain recognition criteria may be taxed or allowed as a deduction for Singapore income tax purposes notwithstanding being unrealised.

Shareholders are advised to consult their accounting and tax advisers on the Singapore tax consequences on their subscription, purchase, holding and disposal of our ordinary shares.

Malaysia Taxation

Corporate Income tax

In Malaysia, the corporate income tax regime is primarily governed under the Income Tax Act, 1967 (“ITA”).

Income accruing in or derived from Malaysia and income received in Malaysia from outside Malaysia is subject to Malaysian income tax. This applies to chargeable income from business profits, dividends, interests, rents, royalties, premiums, pensions, annuities and other income.

Foreign source dividend income brought into Malaysia from 1 January 2022 to 31 December 2026 may be exempted from tax, subject to meeting prescribed conditions. The above exemption is not applicable to a company that carries on the business of banking, insurance, sea or air transport.

Section 8 of the ITA provides that a company is resident in Malaysia for a particular year, if at any time during the basis period for a Year of Assessment (“YA”), the management and control of its business or of any one of its businesses are exercised in Malaysia. Generally, a company is considered resident in Malaysia if at least one meeting of its board of directors  is held in Malaysia in relation to the management and control of the company, even though all other meetings are held outside Malaysia.

Currently, the corporate income tax rate is 24% on every ringgit of chargeable income.

However, a small and medium enterprise (SME) is taxed at the rate of 15% for the first RM150,000 of the chargeable income, 17% on the next RM450,000 of the chargeable income, and 24% on chargeable income exceeding RM600,000 for YA 2023. An SME is defined as a resident company incorporated in Malaysia which has a paid-up capital in respect of ordinary shares of RM2.5 million or less at the beginning of the basis period for a YA and has gross business income of not more than RM50 million for the basis period for a YA. The company must not be part of a group of companies where any of its related company have an ordinary paid-up share capital of more than RM2.5 million, and with effective from YA 2024, not more than 20% of its ordinary paid-up share capital is owned (directly or indirectly) by companies incorporated outside Malaysia or non-Malaysian citizens.

Dividend Distribution

Malaysia has a single-tier tax system in relation to dividend income. Companies are not required to deduct tax from dividends paid to shareholders as the tax on profits of companies is a final tax. Hence, the dividends distributed to shareholders will be tax exempted in their hands. Corporate shareholders receiving exempt single-tier dividends can, in turn distribute such dividends to their own shareholders, who will be exempted on such receipts. There is no Malaysian withholding tax on dividends.

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

Capital Gains Tax

Capital Gains Tax (“CGT”) has been introduced in Malaysia with effect from 1 January 2024. CGT is applicable to gains made by companies, limited liability partnerships, trust bodies and co-operatives societies from:

a)	a disposal of shares of a company incorporated in Malaysia not listed on the stock exchange;
b)

a disposal of shares of a controlled company incorporated outside Malaysia which owns real property situated in Malaysia or shares of another controlled company, subject to meeting a 75% threshold condition (“Section 15C shares”); and

c)	a disposal of capital assets situated outside Malaysia, upon remittance into Malaysia.

The CGT rate imposed on gains from the disposal of capital asset is as follows:

●	Capital assets situated outside Malaysia: Prevailing income tax rate on chargeable income
●	Capital assets situated in Malaysia / deemed derived from Malaysia (i.e. Section 15C shares) which were acquired before 1 January 2024: 10% on chargeable income or 2% of gross on disposal price (at the option of the disposer)
●	Capital assets situated in Malaysia / deemed derived from Malaysia (i.e. Section 15C shares) which are acquired on or after 1 January 2024: 10% on chargeable income

Taxpayer is required to submit CGT return in a prescribed form to the IRBM within 60 days from the date of disposal of capital asset. Payment of taxes shall also be remitted within 60 days from the date of disposal of capital asset. However, for foreign source capital gains, the gains are to be included in the annual income tax return, in the YA of remittance.

Service Tax

Service tax is a consumption tax levied and charged on:

(a)	any taxable service (including digital services) provided in Malaysia by a registered person in carrying on his or its business;
(b)	any imported taxable services acquired by any person who carries on business in Malaysia; and
(c)	any digital services provided by a foreign registered person to a Malaysian consumer.

With effect from 1 March 2024, the service tax rate has been increased from 6% to 8%, except for:

a)	the provision of food and beverages services, telecommunication services, provision of parking place services or logistic services which shall be subject to service tax at 6%; and
b)	taxable service relating to credit cards or charge cards which shall be subject to a charge of RM25 for each principal and supplementary card upon activation and upon renewal date.

Indonesia Taxation

Corporate income tax

Based on Law No. 7 of 1983 on Income Tax as lastly amended by Law No. 6 of 2023 on the Enactment of the Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation (“Income Tax Law”), a corporation is considered as a tax resident if it is established or domiciled in Indonesia. A non-resident corporation conducting business activities in Indonesia through a permanent establishment would be subject to similar tax obligations of a resident corporation.

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

Value-added tax

Based on Law No. 8 of 1983 on Value-Added Tax (“VAT”) and Luxury-Goods Sales Tax (“LGST”) as lastly amended by Law No. 6 of 2023 on the Enactment of the Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation (“VAT Law”), resident corporations that deliver VAT-able goods or render VAT-able services with gross turnover of more than IDR 4.8 billion annually must register themselves as VAT-able entrepreneurs.

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

I.           Subsidiary Information

Not applicable.

J.           Annual Report to Security Holders

We intend to submit in electronic format, as an exhibit to a Current Report on Form 6-K, our annual report provided to security holders that we are required to submit to, and which was published on the website of, the Hong Kong Stock Exchange pursuant to the Hong Kong Listing Rules.

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

In particular, the conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. While the RMB appreciated approximately 2.3% against the U.S. dollar in 2021, the RMB depreciated approximately 8.2% and 2.9% against the U.S. dollar in 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

Inflation

Since our inception, inflation in mainland China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in mainland China was 0.9%, 2.0% and 0.2% in 2021, 2022 and 2023, respectively. Although we have not been materially affected by inflation in the past, we may be affected if mainland China experiences higher rates of inflation in the future.

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

Payments by Depositary

In 2023, we received total payment of US$3.1 million from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

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

None of these events occurred in any of the years ended December 31, 2021, 2022 and 2023.

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

Not applicable.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2023, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, for the years indicated.

	For the Year Ended
	December 31,
	2022	2023

	(In thousands of US dollars)
Audit Fees(1)	2,595	2,876
Audit-related Fees(2)	—	—
Tax Fees(3)	323	389
All Other Fees(4)	—	—
Total	2,918	3,265
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

Pre-Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent public accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, including audit services, audit-related services, tax services and other services, as described above.

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

Under Rule 19C.11 of the Hong Kong Listing Rules, we are exempt from certain corporate governance requirements of the Hong Kong Stock Exchange, including Appendix C1 of the Hong Kong Listing Rules (Corporate Governance Code) and Appendix D2 of the Hong Kong Listing Rules (Disclosure of Financial Information).

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

ITEM 16H.    MINE SAFETY

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a)	Not applicable.
(b)	For the fiscal year ended December 31, 2021, KPMG Huazhen LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On May 26, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, KPMG Huazhen LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

As of December 31, 2022 and for the year then ended:

●	Our company is incorporated in the Cayman Islands. The VIEs and other operating entities being consolidated in our financial statements, or the consolidated foreign operating entities, are incorporated or otherwise organized in the PRC (including Hong Kong and Macau), the Cayman Islands, the British Virgin Islands, Singapore, Malaysia, Indonesia or Japan;
●	To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our company or any of the consolidated foreign operating entities;
●	To the best of our knowledge, no governmental entity in the other applicable foreign jurisdictions with respect to the consolidated foreign operating entities (i.e. the British Virgin Islands, Hong Kong, Macau, Singapore, Malaysia, Indonesia or Japan) owns any shares of the consolidated foreign operating entity or entities that is / are incorporated or otherwise organized within its jurisdiction;
●	To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to our independent registered public accounting firm) has a controlling financial interest with respect to our company or any of the consolidated foreign operating entities;
●	No member of the board of directors of our company or any of the consolidated foreign operating entities is any official of the Chinese Communist Party; and
●	Neither our memorandum nor our Articles of Association nor the articles of incorporation (or equivalent organizing document) of any of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J.    INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.    CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have adopted a risk management and internal control system to manage the various risks that we face. Cybersecurity risk management is an important component of our overall risk management framework. We have designed and implemented a process for categorizing, classifying and handling cybersecurity incidents to enhance our cybersecurity risk management.

We have established an information security working mechanism, which is responsible for cybersecurity risk management, including information security, data security, privacy protection and supply chain cybersecurity risks, the assessment and management of significant risks posed by cybersecurity threats, as well as the prevention, monitoring, response and remediation of cybersecurity incidents. We have an independent information security team in our Information Technology Department that is dedicated to managing cybersecurity and data security risks. We have also engaged third-party service providers to conduct independent cybersecurity audits and assessments periodically and on an ad hoc basis.

We have established management systems such as an information security management system, a privacy information management system and a business continuity system. We have also established a data security management system covering the full life cycle of data to effectively improve our data security risk management posture.

We have implemented various technical measures to timely identify and address cybersecurity threats. We have also established a Cybersecurity Operations Center and a team of professionals to monitor, analyze and mitigate potential cyber threats.

Although we believe we have a robust program to protect against cybersecurity risks, we may not be able to prevent a cybersecurity incident that could have a material adverse effect on us. See “Item 3. Key Information—D. Risk Factors” for further discussion of cybersecurity risks.

Cybersecurity Governance

Our board of directors has delegated to our audit committee the responsibility for participating in and overseeing our efforts to monitor, assess and manage risks associated with cybersecurity threats or incidents. Our audit committee is responsible for receiving reports from management on any significant cybersecurity risks and incidents and for discussing improvement plans with management. In addition, our audit committee is responsible for receiving regular reports from management on cybersecurity risk governance, management and strategy and for discussing these with our internal audit team and our third-party service providers to fulfil the committee’s function of overseeing cybersecurity risks.

Our management understands and oversees the prevention, monitoring, response and remediation of cybersecurity risks and incidents, make decisions on matters related to cybersecurity risks, approve policies and procedures, and conduct regular cybersecurity risk meetings.

Our management meets regularly to be briefed on cybersecurity risk work and to report on such work to our audit committee. Our senior vice president of information technology is in charge of our information security working mechanism. He has extensive experience in cybersecurity risk. Before joining our company, he worked for several well-known large companies and was deeply involved in the establishment and management of cybersecurity risk frameworks in these companies.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements of GDS Holdings Limited are included at the end of this annual report.

ITEM 19.    EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s current report on Form 6-K for June 2023 (File No. 001-37925) furnished to the Securities and Exchange Commission on June 5, 2023).

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

Exhibit Number	Description of Exhibit

4.83

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, between Zhang Kejing and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.83 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023).

4.84

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Zhang Kejing (English Translation) (incorporated by reference to Exhibit 4.84 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023).

4.85

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, among Zhang Kejing, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.85 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023).

4.86

Loan Agreement, dated August 1, 2022, among Zhang Kejing, Chen Liang and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.86 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023).

4.87

Form of Series A Preferred Share Subscription Agreement among DigitalLand Holdings Limited, GDS Holdings Limited and The Investors Named Herein (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6 - K for March 2024 (File No. 001 - 37925), initially filed with the SEC on March 28, 2024).

*8.1	List of Subsidiaries of the Registrant

11.1**	Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

***13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

***13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King & Wood Mallesons

*97.1	Incentive Compensation Clawback Policy of the Registrant

*101.INS	XBRL Instance Document.

*101.SCH	XBRL Taxonomy Extension Schema Document.

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

Exhibit Number	Description of Exhibit

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Date: April 29, 2024

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

GDS Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (“the Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Mattes

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Realizability of deferred tax assets associated with the Company’s net operating losses carry forwards

As discussed in Note 2(x) and Note 20 to the consolidated financial statements, as of December 31, 2023, the Company’s deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB1,222,832 thousand and RMB1,052,151 thousand, respectively. The Company evaluated the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized. The evaluation was based on the Company’s estimate of the future taxable income. The future taxable income incorporates the Company’s best estimates of utilization rates of relevant data centers based on historical utilization rates and the Company’s business plans.

We identified the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards as a critical audit matter. A high degree of auditor judgment was required in assessing the utilization rates of certain data centers used to evaluate the future taxable income.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to the Company’s deferred tax assets valuation allowance assessment process. This included control related to the determination of the utilization rates. We evaluated the utilization rates of certain data centers used in the development of the forecast of future taxable income, by comparing the utilization rates of such data centers to the historical  utilization rates, the Company’s business plans and data derived from publicly available industry reports. We performed sensitivity analysis over the utilization rates used to determine the amount and the timing of forecasted taxable income to assess the impact of changes in utilization rates on the Company’s realizability assessment.

Assessment of impairment of long-lived assets of certain data centers

As discussed in Notes 2(o), 5, 6, 7 and 12 to the consolidated financial statements, as of December 31, 2023, the Company’s property and equipment, net, operating lease right-of-use assets, prepaid land use rights, net and intangible assets, net subject to amortization were RMB47,499,494 thousand, RMB5,436,288 thousand, RMB22,388 thousand and RMB688,550 thousand, respectively. These assets included the long-lived assets of the Company’s data centers. The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable.  If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. The Company determines the fair value of the data center assets based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participants would pay to sub-lease and acquire the remaining data center assets. The Company recognized impairment losses for data centers’ long-lived assets of RMB 3,013,416 thousand in the year ended December 31, 2023.

We identified the impairment of long-lived assets of certain data centers as a critical audit matter. A high degree of auditor judgment was required in assessing the utilization rates used to estimate the forecasted undiscounted cashflows expected to result from the data center assets’ operations. In addition, specialized skills and knowledge were needed to assess the Company’s discount rate used to estimate the forecasted discounted cashflows expected to result from the data center assets’ operations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s long-lived assets impairment assessment process. This included controls related to the determination of the utilization rates and the discount rate assumptions. We evaluated the utilization rates of certain data centers used in the development of the forecasted undiscounted cash flows, by comparing the utilization rates of such data centers to the historical utilization rates, the Company’s business plans and data derived from publicly available industry reports. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing it against a discount rate that was independently developed using publicly available information and data for comparable entities.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China

April 29, 2024

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2022	2023
Assets
Current assets
Cash	3	8,608,131	7,710,711
Restricted cash	3	158,075	42,135
Accounts receivable, net of allowance for credit losses	4	2,406,025	2,545,913
Value-added-tax (“VAT”) recoverable		164,743	214,385
Prepaid expenses		186,807	174,949
Other current assets		427,295	295,560
Total current assets		11,951,076	10,983,653

Non-current assets
Restricted cash	3	115,860	165,086
VAT recoverable		1,155,586	1,399,844
Property and equipment, net	5	46,916,628	47,499,494
Intangible assets, net	6	1,047,709	688,550
Prepaid land use rights, net	7	23,002	22,388
Operating lease right-of-use assets	12	5,633,946	5,436,288
Goodwill	8	7,076,505	7,076,505
Deferred tax assets	20	228,999	289,847
Other non-current assets		664,643	885,035
Total non-current assets		62,862,878	63,463,037
Total assets		74,813,954	74,446,690

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB83,502 and RMB260,509 as of December 31, 2022 and 2023, respectively)	9	3,623,967	2,833,953
Convertible bonds payable, current	10	2,083,829	—
Accounts payable (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB493,332 and RMB536,177 as of December 31, 2022 and 2023, respectively)	11	3,092,884	3,424,937
Accrued expenses and other payables (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB235,388 and RMB189,245 as of December 31, 2022 and 2023, respectively)	11	1,016,961	1,198,451
Deferred revenue (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB151,050 and RMB108,496 as of December 31, 2022 and 2023, respectively)	4	156,130	119,885
Operating lease liabilities, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB41,898 and RMB40,267 as of December 31, 2022 and 2023, respectively)	12	175,749	180,403
Finance lease and other financing obligations, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB33,398 and RMB39,117 as of December 31, 2022 and 2023, respectively)	12	453,855	547,847
Total current liabilities		10,603,375	8,305,476

Non-current liabilities
Long-term borrowings, excluding current portion (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB10,231 and RMB6,407 as of December 31, 2022 and 2023, respectively)	9	23,518,058	26,706,256
Convertible bonds payable	10	4,294,985	8,434,766
Operating lease liabilities, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB134,684 and RMB99,806 as of December 31, 2022 and 2023, respectively)	12	1,617,986	1,395,981
Finance lease and other financing obligations, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB931,580 and RMB894,318 as of December 31, 2022 and 2023, respectively)	12	8,916,266	7,894,185
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB69,831 and RMB44,490 as of December 31, 2022 and 2023, respectively)	20	1,410,376	1,282,484
Other long-term liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB52,222 and RMB52,478 as of December 31, 2022 and 2023, respectively)	13	268,253	303,739
Total non-current liabilities		40,025,924	46,017,411
Total liabilities		50,629,299	54,322,887

Mezzanine Equity
Redeemable preferred shares (US $0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2022 and 2023; Redemption value of RMB1,047,012 and RMB1,064,766 as of December 31, 2022 and 2023, respectively; Liquidation preference of RMB1,047,012 and RMB1,064,766 as of December 31, 2022 and 2023, respectively)	14	1,047,012	1,064,766
Total mezzanine equity		1,047,012	1,064,766

GDS Holdings Limited Shareholders’ Equity
Ordinary shares (US $0.00005 par value; 2,002,000,000 and 3,500,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 1,456,842,655 and 1,480,842,655 Class A ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively; 67,590,336 and 43,590,336 Class B ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)	17	516	516
Additional paid-in capital		29,048,598	29,337,095
Accumulated other comprehensive loss		(848,360)	(974,393)
Accumulated deficit		(5,179,705)	(9,469,758)
Total GDS Holdings Limited shareholders’ equity		23,021,049	18,893,460
Non-controlling interests		116,594	165,577
Total equity		23,137,643	19,059,037
Commitments and contingencies	25

Total liabilities, mezzanine equity and equity		74,813,954	74,446,690

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2021	2022	2023

Net revenue	19	7,818,681	9,325,631	9,956,501
Cost of revenue		(6,039,252)	(7,389,774)	(8,034,051)
Gross profit		1,779,429	1,935,857	1,922,450

Operating expenses
Selling and marketing expenses		(148,614)	(150,433)	(144,154)
General and administrative expenses		(1,021,950)	(1,185,080)	(1,185,426)
Research and development expenses		(39,343)	(35,806)	(38,159)
Impairment losses of long-lived assets	2(o)	—	(12,759)	(3,013,416)
Income (loss) from operations		569,522	551,779	(2,458,705)

Other income (expenses):
Interest income		50,445	42,460	97,546
Interest expenses	2(v)	(1,654,737)	(1,887,887)	(2,036,979)
Foreign currency exchange (loss) gain, net		(7,644)	1,272	(267)
Government grants		88,209	95,581	84,511
Gain from purchase price adjustment	8	7,010	205,000	—
Others, net		(1,557)	1,912	13,724
Loss before income taxes		(948,752)	(989,883)	(4,300,170)

Income tax (expenses) benefits	20	(242,461)	(276,235)	14,777
Net loss		(1,191,213)	(1,266,118)	(4,285,393)

Net loss (income) attributable to non-controlling interests		1,403	(3,427)	(4,660)
Net loss attributable to redeemable non-controlling interests	15	2,592	655	—
Net loss attributable to GDS Holdings Limited shareholders		(1,187,218)	(1,268,890)	(4,290,053)

Accretion to redemption value of redeemable non-controlling interests	15	(77,644)	(10,801)	—
Adjustment to the redemption value of redeemable non-controlling interests	15	—	(178,982)	—
Net loss available to GDS Holdings Limited shareholders		(1,264,862)	(1,458,673)	(4,290,053)

Cumulative dividend on redeemable preferred shares	14	(49,073)	(51,212)	(53,625)
Net loss available to GDS Holdings Limited ordinary shareholders		(1,313,935)	(1,509,885)	(4,343,678)

Loss per Class A and Class B ordinary share
Basic and diluted	22	(0.90)	(1.03)	(2.96)

Weighted average number of ordinary share outstanding
Basic and diluted	22	1,452,906,722	1,464,447,843	1,468,187,956

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2023

Net loss	(1,191,213)	(1,266,118)	(4,285,393)
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(159,714)	(247,509)	(125,118)
Comprehensive loss	(1,350,927)	(1,513,627)	(4,410,511)
Comprehensive loss (income) attributable to non-controlling interests	1,566	(5,092)	(5,575)
Comprehensive loss attributable to redeemable non-controlling interests	2,592	655	—
Comprehensive loss attributable to GDS Holdings Limited shareholders	(1,346,769)	(1,518,064)	(4,416,086)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

					Accumulated		Total GDS
				Additional	other		Holdings Limited	Non-
		Ordinary Shares		paid-in	comprehensive	Accumulated	shareholders’	controlling	Total
	Note	Number	Amount	capital	loss	deficit	equity	interests	equity

Balance at January 1, 2021		1,495,180,395	507	28,728,717	(439,635)	(2,723,597)	25,565,992	—	25,565,992

Loss for the year (Note i)		—	—	—	—	(1,187,218)	(1,187,218)	(1,403)	(1,188,621)
Other comprehensive loss		—	—	—	(159,551)	—	(159,551)	(163)	(159,714)
Total comprehensive loss		—	—	—	(159,551)	(1,187,218)	(1,346,769)	(1,566)	(1,348,335)

Accretion to redemption value of redeemable non-controlling interests	15	—	—	(77,644)	—	—	(77,644)	—	(77,644)
Redeemable preferred shares dividends	14	—	—	(49,073)	—	—	(49,073)	—	(49,073)
Acquisition of subsidiaries	8	—	—	—	—	—	—	56,519	56,519
Capital contribution from non-controlling interests		—	—	—	—	—	—	17,147	17,147
Acquisition of non-controlling interests		—	—	(25,267)	—	—	(25,267)	(39,846)	(65,113)
Sales of non-controlling interest of a subsidiary while retaining control		—	—	2,093	—	—	2,093	26,919	29,012
Share-based compensation	18	—	—	391,275	—	—	391,275	—	391,275
Exercise of share options	18	407,000	—	2,082	—	—	2,082	—	2,082
Vesting of restricted shares	18	12,453,824	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	18	178,280	—	11,147	—	—	11,147	—	11,147
Settlement of share options and restricted share awards with shares held by depository bank		(13,039,104)	—	—	—	—	—	—	—
Balance at December 31, 2021		1,495,180,395	507	28,983,330	(599,186)	(3,910,815)	24,473,836	59,173	24,533,009

Balance at December 31, 2021 and January 1, 2022		1,495,180,395	507	28,983,330	(599,186)	(3,910,815)	24,473,836	59,173	24,533,009

Loss for the year (Note ii)		—	—	—	—	(1,268,890)	(1,268,890)	3,427	(1,265,463)
Other comprehensive loss		—	—	—	(249,174)	—	(249,174)	1,665	(247,509)
Total comprehensive loss		—	—	—	(249,174)	(1,268,890)	(1,518,064)	5,092	(1,512,972)

Shares issued to depository bank	22	29,252,600	9	(9)	—	—	—	—	—
Accretion to redemption value of redeemable non-controlling interests	15	—	—	(10,801)	—	—	(10,801)	—	(10,801)
Adjustment to the redemption value of redeemable non-controlling interests	15	—	—	(178,982)	—	—	(178,982)	—	(178,982)
Redeemable preferred shares dividends	14	—	—	(51,212)	—	—	(51,212)	—	(51,212)
Capital contribution from non-controlling interests		—	—	—	—	—	—	10,362	10,362
Sales of non-controlling interest of a subsidiary while retaining control		—	—	1,738	—	—	1,738	41,967	43,705
Share-based compensation	18	—	—	290,815	—	—	290,815	—	290,815
Vesting of restricted shares	18	4,555,720	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	18	460,272	—	13,719	—	—	13,719	—	13,719
Settlement of restricted share awards with shares held by depository bank		(5,015,992)	—	—	—	—	—	—	—
Other		(4)	—	—	—	—	—	—	—
Balance at December 31, 2022		1,524,432,991	516	29,048,598	(848,360)	(5,179,705)	23,021,049	116,594	23,137,643

Balance at December 31, 2022 and January 1, 2023		1,524,432,991	516	29,048,598	(848,360)	(5,179,705)	23,021,049	116,594	23,137,643

Loss for the year		—	—	—	—	(4,290,053)	(4,290,053)	4,660	(4,285,393)
Other comprehensive loss		—	—	—	(126,033)	—	(126,033)	915	(125,118)
Total comprehensive loss		—	—	—	(126,033)	(4,290,053)	(4,416,086)	5,575	(4,410,511)

Redeemable preferred shares dividends	14	—	—	(53,625)	—	—	(53,625)	—	(53,625)
Capital contribution from non-controlling interests		—	—	2,039	—	—	2,039	42,146	44,185
Change in non-controlling interest of a subsidiary		—	—	(9,447)	—	—	(9,447)	9,447	—
Disposal of a subsidiary		—	—	—	—	—	—	(8,185)	(8,185)
Share-based compensation	18	—	—	336,616	—	—	336,616	—	336,616
Vesting of restricted shares	18	3,752,472	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	18	1,035,704	—	12,914	—	—	12,914	—	12,914
Settlement of restricted share awards with shares held by depository bank		(4,788,176)	—	—	—	—	—	—	—
Balance at December 31, 2023		1,524,432,991	516	29,337,095	(974,393)	(9,469,758)	18,893,460	165,577	19,059,037

Note i:Exclude net loss attributable to redeemable non-controlling interests of RMB2,592 for the year ended December 31, 2021.

Note ii: Exclude net loss attributable to redeemable non-controlling interests of RMB655 for the year ended December 31, 2022.

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2021	2022	2023

Cash flows from operating activities:
Net loss		(1,191,213)	(1,266,118)	(4,285,393)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of debt issuance and commitment cost and debt discount		200,069	154,916	152,286
Depreciation and amortization		2,616,898	3,189,074	3,519,745
Operating lease cost relating to prepaid land use rights		40,422	101,848	108,254
Net gain on disposal of property and equipment		(1,763)	(15,025)	(12,051)
Share-based compensation expenses	18	391,275	290,815	336,616
Impairment losses of long-lived assets	2(o)	—	12,759	3,013,416
Gain from purchase price adjustment		(7,010)	(205,000)	—
Loss (gain) from equity method investment		968	9,934	(110)
Gains on disposal of equity investments and subsidiaries		—	—	(5,010)
Allowance for credit losses	4	10,070	9,930	18,294
Deferred tax benefit	20	(48,463)	(99,153)	(295,931)

Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable		(37,992)	(678,834)	(156,326)
VAT recoverable		(631,562)	1,182,515	(388,734)
Prepaid expenses		(35,192)	18,284	94,431
Other current assets		(55,452)	3,859	(3,815)
Other non-current assets		(53,702)	2,981	3,652
Accounts payable		35,496	189,714	17,976
Accrued expenses and other payables		(121,828)	(123,513)	(70,384)
Deferred revenue		24,470	49,557	1,751
Other long-term liabilities		15,190	2,374	8,785
Operating leases		50,682	27,150	7,805

Net cash provided by operating activities		1,201,363	2,858,067	2,065,257

Cash flows from investing activities:
Payments for purchase of property and equipment and land use rights		(9,700,536)	(7,847,305)	(6,021,834)
Cash acquired from the business combinations	8	57,236	—	—
Cash paid for the business combinations	8	(3,451,941)	(1,196,758)	—
Cash paid for the asset acquisitions	8	(179,770)	(2,287,199)	(231,850)
Cash paid for equity investments		(3,000)	(3,400)	(3,000)
Receipts from disposal of equity investments and subsidiaries		—	—	23,630
Deposits and prepayments for potential acquisitions		(503,332)	(20,000)	(133,805)
Refund of deposits for potential acquisitions		67,528	39,000	22,107
Receipts from collection of loans acquired in acquisitions		20,866	—	—
Payments for purchase of debt securities		—	(2,840)	—
Proceeds from sale of property and equipment		1,411	43,618	18,565

Net cash used in investing activities		(13,691,538)	(11,274,884)	(6,326,187)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2021	2022	2023

Cash flows from financing activities:
Proceeds from short-term borrowings		3,775,353	4,876,691	1,395,388
Proceeds from long-term borrowings		12,409,833	7,012,465	9,192,971
Repayment of short-term borrowings		(902,659)	(8,237,650)	(2,336,360)
Repayment of long-term borrowings		(5,177,495)	(1,347,740)	(5,822,189)
Payment of issuance cost and commitment cost of debts		(150,008)	(109,419)	(287,872)
Proceeds from exercise of stock options		2,082	—	—
Proceeds from issuance of convertible bonds	10	—	3,917,036	3,926,667
Repayment of convertible bonds	10	—	—	(2,128,311)
Payment of redeemable preferred shares dividends	14	(49,221)	(51,578)	(53,923)
Capital contribution from non-controlling shareholders		225,948	—	44,185
Proceeds from sales of non-controlling interests of subsidiaries while retaining control		—	69,828	—
Payment under finance leases and other financing obligations	12	(265,481)	(1,138,542)	(986,888)
Proceeds from other financing arrangements	12	50,312	845,319	220,000
Payment for purchase of property and equipment through vendor financing		(808,200)	(105,916)	—
Payment of contingent consideration for the acquisition of subsidiaries	8	(926,196)	(280,375)	(21,174)
Payment for acquisition of non-controlling interests		(65,113)	(593,801)	—

Net cash provided by financing activities		8,119,155	4,856,318	3,142,494

Effect of exchange rate changes on cash and restricted cash		(95,542)	416,198	154,302

Net decrease in cash and restricted cash		(4,466,562)	(3,144,301)	(964,134)
Cash and restricted cash at beginning of year		16,492,929	12,026,367	8,882,066

Cash and restricted cash at end of year		12,026,367	8,882,066	7,917,932

Supplemental disclosures of cash flow information
Interest paid		1,538,974	1,803,013	2,061,889
Income tax paid		252,071	343,349	302,717

Supplemental disclosures of non-cash investing and financing activities
Non-cash effect of acquisitions of subsidiaries	8	2,044,575	7,644	100,000
Settlement of liability-classified restricted share award	18	11,147	13,719	12,914
Other receivable contributed by non-controlling shareholders as capital contributions		—	10,362	—

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

(a)  Description of business

GDS Holdings Limited (the “Parent” or “GDS Holdings”) was incorporated in the Cayman Islands on December 1, 2006. GDS Holdings and its consolidated subsidiaries and consolidated variable interest entities (collectively referred to as “the Company”) are principally engaged in providing colocation, managed hosting and managed cloud services in the People’s Republic of China (the “PRC” excluding Taiwan, the Hong Kong Special Administrative Region (the “Hong Kong SAR”) and the Macau Special Administrative Region (the “Macau SAR”) for the purposes of these consolidated financial statements only), Hong Kong SAR, Singapore, Malaysia and Indonesia and serves customers who primarily are cloud service providers, large internet, financial institution and enterprise customers.

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

The Company has been advised by its PRC legal counsel that each of the VIE agreements is valid, legally binding and enforceable in accordance with its terms and applicable PRC laws and the ownership structure of the VIEs does not violate applicable PRC Laws. However, there are uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. There can be no assurance that the PRC authorities will take a view that is not contrary to or otherwise different. If the current ownership structure of the Company and the VIE Agreements are determined to be in violation of any existing or future PRC laws and regulations, the PRC government could:

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

	As of December 31,
	2022	2023
Assets
Current assets
Cash	2,326,332	2,451,473
Restricted cash	—	1,345
Accounts receivable, net of allowance for credit losses	2,371,362	2,458,297
VAT recoverable	79,163	134,595
Prepaid expenses	76,557	36,777
Other current assets	126,385	108,015
Total current assets	4,979,799	5,190,502

Property and equipment, net	2,441,858	2,030,013
Intangible assets, net	124,691	66,474
Operating lease right-of-use assets	186,795	152,689
Deferred tax assets	38,348	61,549
Restricted cash	32,621	29,680
VAT recoverable	26,087	29,280
Other non-current assets	148,787	144,599
Total assets	7,978,986	7,704,786

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	258,200	435,767
Accounts payable	493,332	536,177
Accrued expenses and other payables	235,388	189,245
Deferred revenue	151,050	108,496
Operating lease liabilities, current	41,898	40,267
Finance lease and other financing obligations, current	33,398	39,117
Total current third-party liabilities	1,213,266	1,349,069

Long-term borrowings, excluding current portion	721,387	542,023
Operating lease liabilities, non-current	134,684	99,806
Finance lease and other financing obligations, non-current	931,580	894,318
Deferred tax liabilities	69,831	44,490
Other long-term liabilities	52,222	52,478
Total third-party liabilities	3,122,970	2,982,184
Amounts due to GDS Holdings and its non-VIE subsidiaries, net	4,302,245	4,176,728
Total liabilities	7,425,215	7,158,912

As of December 31, 2022 and 2023, accounts receivable of RMB66,503 and RMB82,930, respectively, other current assets of nil and RMB12,646, respectively, other non-current assets of RMB9,337 and RMB5,876, respectively, and property and equipment of RMB45,572 and RMB39,152, respectively, of VIEs were pledged solely to secure banking borrowings of VIEs.

As of December 31, 2022 and 2023, long-term borrowings of the consolidated VIEs of RMB885,854 and RMB710,874, respectively, were guaranteed by GDS Holdings Limited and its subsidiaries.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Net revenue, net income, operating, investing and financing cash flows of the VIEs that were included in the Company’s consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Years ended December 31,
	2021	2022	2023

Net revenue	7,516,345	8,958,853	9,489,505
Net income (loss)	112,257	223,925	(7,897)
Net cash provided by operating activities	744,493	1,533,548	235,448
Net cash used in investing activities	(205,041)	(143,796)	(86,336)
Net cash used in financing activities	(561,101)	(369,324)	(25,567)

The unrecognized revenue-producing assets that are held by the VIEs comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

Costs recognized by the VIEs for outsourcing and other services provided by other entities within the Company were RMB5,160,638, RMB6,336,874 and RMB7,312,771 for the years ended December 31, 2021, 2022 and 2023, respectively, net of the related services provided to other entities within the Company. These inter-company transactions are eliminated in the consolidated financial statements.

(b)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the impairment of goodwill, the realization of deferred income tax assets, the fair value of share-based compensation awards, the recoverability of long-lived assets, and incremental borrowing rate of leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)   Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2022 and 2023.

(d)   Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s use, primarily as security for bank borrowings, related interests and certain construction projects. Upon repayment of bank borrowings and the related interests and completion of construction projects, the deposits are released by the bank and available for general use by the Company.

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

(f)   Contract balances

The timing of revenue recognition, billings and cash collections result in accounts receivable, contract assets and contract liabilities (i.e. deferred revenue). Accounts receivable are recorded at the invoice amount, net of an allowance for credit losses and is recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Company uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Company’s control. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for credit losses. The Company does not have any off-balance-sheet credit exposure related to its customers.

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

(g)   Fulfilment costs

Fulfilment costs are capitalized when all three of the criteria are met: a) the costs relate directly to a contract or an anticipated contract that the Company can specifically identify; b) the costs generate or enhance resources of the Company that will be used in satisfying or continuing to satisfy future performance obligations; and c) the costs are expected to be recovered. The asset recognized from capitalizing the costs to fulfill a contract is amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. As of December 31, 2022 and 2023, the Company recorded capitalized fulfilment cost of RMB47,400 and RMB47,400, respectively, in other non-current assets.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(h)   Equity method investments

The Company’s investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are generally accounted for under the equity method of accounting. Equity method investments are initially measured at cost, and are subsequently adjusted for cash contributions, distributions and the Company’s share of the income and losses of the investees. The Company records its equity method investment in other non-current assets on the consolidated balance sheet. The Company’s proportionate share of the income or loss from its equity method investment are recorded in others, net on the consolidated statement of operations. The Company reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees’ fair value. The Company did not record any impairment losses related to its equity method investment for the years ended December 31, 2021, 2022 and 2023.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The FASB has provided accounting elections for entities that provide or receive rent concessions (e.g., deferral of lease payments, reduced future lease payments) due to the COVID-19 pandemic. During years ended December 31, 2021 and 2022, the Company was granted lease concessions by certain landlords due to the effects of the COVID-19 pandemic. The Company assessed that these rent concessions qualify for the election, as these concessions did not result in a substantial increase in the rights of the lessor or the obligations of the lessee. The Company then elected to not evaluate whether these concessions are lease modifications and chose to adopt a policy to not account for these concessions as lease modifications. Instead, the Company, as a lessee that was contractually released from certain lease payments, accounts these rent concessions as negative variable lease payments (Note 12).

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

Asset retirement obligations are recorded in accrued expenses and other payables and other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability:

Asset retirement obligations as of January 1, 2021	76,909
Additions	22,745
Accretion expense	6,227
Settlement	(998)
Asset retirement obligations as of December 31, 2021	104,883
Additions	4,382
Accretion expense	6,366
Foreign exchange impact	158
Settlement	(3,978)
Asset retirement obligations as of December 31, 2022	111,811
Additions	602
Accretion expense	6,805
Foreign exchange impact	32
Derecognition upon disposal of a subsidiary	(1,360)
Revision in estimated cash flows as result of lease contracts modifications	(9,258)
Settlement	(2,103)
Asset retirement obligations as of December 31, 2023	106,529

(l)   Intangible assets

Intangible assets acquired in the acquisitions comprised of customer contracts and licenses.

The weighted-average amortization period by major intangible asset class is as follows:

Customer contracts	5-15 years
Licenses	20 years
Software	5 years

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

(m)   Prepaid land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR before the adoption of ASC 842, and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the remaining terms of the land use rights. As of December 31, 2023 the remaining terms of the land use rights range from 35 to 38 years.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the years ended December 31, 2021 and 2022, the Company performed qualitative assessments and evaluated all abovementioned factors to conclude that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit. Therefore, no further quantitative impairment testing on goodwill was performed for the years ended December 31, 2021 and 2022. Due to the changing market conditions and fluctuations in the share price of the Company, the Company performed quantitative assessment for the year ended December 31, 2023. The Company estimated fair value using the income approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary. No impairment losses were recorded for goodwill for the years ended December 31, 2021, 2022 and 2023.

(o)   Impairment of long-lived assets

The Company tests long-lived assets (including property and equipment, prepaid land use rights, operating lease ROU assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. The Company determines the fair value of the data center assets based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participants would pay to sub-lease and acquire the remaining data center assets. For the purposes of impairment testing of long-lived assets, the Company has concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

When an impairment loss is recognized, the loss is allocated to the assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

For the years ended December 31, 2022 and 2023, impairment losses for the Company’s data centers’ long-lived assets of RMB12,759 and RMB3,013,416 were recognized, respectively. The impairment losses recognized were mainly due to lower performance results compared to original plans. No impairment loss was recorded for the year ended December 31, 2021.

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

As of December 31, 2022 and 2023, the Company recorded a VAT recoverable of RMB164,743 and RMB214,385 as current assets, and RMB1,155,586 and RMB1,399,844 as non-current assets, respectively. The Company also recorded VAT payables of RMB20,297 and RMB17,785 in accrued expenses and other payables, in the consolidated balance sheets as of December 31, 2022 and 2023, respectively.

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

(r)    Revenue recognition

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

The Company’s colocation service and managed service contracts with customers contain both lease and non-lease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. In addition, the Company has performed a qualitative analysis to determine that the non-lease component is the predominant component of its revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the criteria for the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2021, 2022 and 2023.

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

(t)    Research and development and advertising costs

Research and development costs incurred during the application development stage of developing internal-use software are capitalized. Other research and development costs are expensed as incurred. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company’s services and products.

Advertising costs are expensed as incurred. Advertising costs amounted to RMB15,043, RMB8,639 and RMB9,400 in 2021, 2022 and 2023, respectively.

(u)   Government grants

Government grants are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Company for expenses incurred are recognized as a reduction of expenses in the consolidated statements of operations. Subsidies that are not associated with expenses are recognized as other income.

The Company received government subsidies for acquisitions of property and equipment that required the Company to meet certain conditions. The subsidies are recorded as a liability until the conditions are met and then recognized as a deduction of property and equipment and depreciated over the useful life of the related assets as a reduction of the depreciation charges. Subsidies for obtaining the rights to use land are recorded as a liability and then amortized over the land use right period as a reduction of the amortization charges of the related land use rights. The Company received government subsidies that required the Company to operate in a particular area for a certain period. The Company recorded the subsidies in other long-term liabilities when the subsidies were received and subsequently recognized as government subsidy income ratably over the period the Company is required to operate in the area.

As of December 31, 2022 and 2023, deferred government grants are recorded as follow:

	As of December 31,
	2022	2023

Accrued expenses and other payables	—	13
Other long-term liabilities	30,741	78,494
Deduction of property and equipment, net	7,299	8,658

Government grants were recognized as follows in our consolidated statements of operations:

	Years ended December 31,
	2021	2022	2023

Reduction of cost of revenue	—	521	1,262
Reduction of general and administrative expenses	2,629	—	—
Reduction of interest expenses	—	—	4,310
Government grants	88,209	95,581	84,511

Total	90,838	96,102	90,083

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

There were no significant commitment, contingencies or provision for recapture conditions for the government subsidies received for the years ended December 31, 2021,2022 and 2023.

(v)   Capitalized interest

A reconciliation of total interest costs to ‘‘Interest expenses’’ as reported in the consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Years ended December 31,
	2021	2022	2023

Total interest costs	1,805,434	2,084,565	2,374,570
Less: interest costs capitalized	(150,697)	(196,678)	(337,591)

Interest expenses	1,654,737	1,887,887	2,036,979

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

(w)   Debt issuance costs and commitment costs

Debt issuance costs are capitalized and are amortized over the life of the related debts based on the effective interest method. Debt commitment costs are capitalized and are amortized over the commitment period of the facility on a straight-line basis. Such amortization is included as a component of interest expense.

Unamortised debt issuance costs of RMB186,313 and RMB268,441 are presented as a reduction of debt as of December 31, 2022 and 2023, respectively.

(x)    Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The evaluation is based on the Company’s estimate of the future taxable income. The future taxable income incorporates the Company’s best estimates of utilization rates of relevant data centers based on historical utilization rates and the Company’s business plans. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(y)    Share-based compensation

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

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses, net of forfeitures, over the performance period when the performance goal becomes probable to achieve. The Company also adjusts the compensation cost based on the probability of performance goal achievement at the end of each reporting period. The rewards are earned upon attainment of identified performance goals.

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

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modified award”). The incremental compensation cost is measured as the excess of the fair value of the modified award over the fair value of the original award at the modification date. Therefore, as result of the modification, the Company recognizes share-based compensation that comprising (i) the amortization of the incremental compensation cost resulting from the modification over the term of the modified award and (ii) the amortization of any unrecognized compensation cost of the original award over the term of the modified award.

For further information on share-based compensation, see Note 18 below.

(z) Employee benefits

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

(aa) Foreign currency translation and foreign currency risks

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and restricted cash denominated in RMB amounted to RMB6,601,979 and RMB7,013,932 as of December 31, 2022 and 2023, respectively.

As of December 31, 2023, the Company’s cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong SAR, Singapore, Macau SAR, US, Malaysia and Indonesia and were denominated in the following currencies:

In thousands	RMB	USD	HKD	JPY	EUR	SGD	MYR	IDR
In PRC	6,922,573	38,502	—	—	—	—	—	—
In Hong Kong SAR	90,741	10,173	113,160	20,542	146	—	—	—
In Singapore	618	8,886	18	—	—	9,132	—	—
In Macau SAR	—	—	31,323	—	—	—	—	—
In US	—	9	—	—	—	—	—	—
In Malaysia	—	22,643	—	—	—	—	47,682	—
In Indonesia	—	4,976	—	—	—	—	—	97,388,479

Total in original currency	7,013,932	85,189	144,501	20,542	146	9,132	47,682	97,388,479
RMB equivalent	7,013,932	603,370	130,946	1,031	1,150	49,105	73,502	44,896

(bb) Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash, restricted cash and accounts receivable. The Company’s investment policy requires cash and restricted cash to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Company regularly evaluates the credit standing of the counterparties or financial institutions.

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

(cc) Earnings (loss) per share

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

(dd) Changes in accounting principle

1)

The Company adopted Accounting Standards Update “ASU” 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, on January 1, 2023. This ASU require that an entity (acquirer) recognizes and measures contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The adoption of this standard did not have a material impact on the consolidated financial statements.

2)

The Company adopted ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, on January 1, 2023. This ASU eliminate the accounting guidance for Troubled Debt Restructurings (“TDRs”) by creditors in ASC 310-40, Receivables—Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance in ASC 310-20-35-9 through 35-11 to determine whether a modification results in a new loan or a continuation of an existing loan. This ASU also require that public business entities disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. The adoption of this standard did not have a material impact on the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(ee)	Recently issued accounting standards

In September 2022, the FASB issued ASU 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its supplier finance programs. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information for the relevant obligations, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The ASU should be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. The Company adopted this standard, except for the amendment on rollforward information for the relevant obligations, in the first quarter of 2023, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements. The Company adopted the amendment on rollforward information for the relevant obligations in the first quarter of 2024, and the adoption of this amendment did not have a significant impact on the Company’s consolidated financial statements.

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842) — Common Control Arrangements (“ASU 2023-01”). It requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. ASU 2023-01 is effective for the Company from January 1, 2024, with early adoption permitted. The Company adopted this standard in the first quarter of 2024, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which made improvements and clarifications on the reportable segment disclosures. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company will adopt this standard in its consolidated financial statements for fiscal year ending December 31, 2024 and is currently in the process of evaluating the disclosure impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which amended disclosure requirements for income tax, including rate reconciliation, income taxes paid and etc. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company will adopt this standard in its consolidated financial statements for fiscal year ending December 31, 2025 and is currently in the process of evaluating the disclosure impact on the Company’s consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

3     CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As of December 31,
	2022	2023

Cash	8,608,131	7,710,711
Restricted cash - current assets	158,075	42,135
Restricted cash - non-current assets	115,860	165,086

Total cash and restricted cash shown in the consolidated statements of cash flows	8,882,066	7,917,932

Restricted cash was used primarily to secure the repayment of bank borrowings, related interests and certain construction projects.

4     CONTRACT BALANCES

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2023

Accounts receivable	2,426,753	2,585,134
Less: allowance for credit losses	(20,728)	(39,221)

Accounts receivable, net	2,406,025	2,545,913

Accounts receivable of RMB1,256,289 and RMB1,740,552 was pledged as security for bank loans (Note 9) as of December 31, 2022 and 2023, respectively. Accounts receivable of RMB145,764 and RMB69,264 was pledged as security for finance lease and other financing obligations (Note 12) as of December 31, 2022 and 2023, respectively.

The following table presents the movement of the allowance for credit losses:

	Years ended December 31,
	2021	2022	2023

Balance at the beginning of the year	2,163	12,124	20,728
Allowance made during the year	10,070	7,744	18,294
Foreign exchange impact	(109)	860	199

Balance at the end of the year	12,124	20,728	39,221

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Deferred Revenue

The opening and closing balances of the Company’s deferred revenue are as following:

Deferred revenue

Beginning balance as of January 1, 2023	185,833
Increase	1,735

Closing balance as of December 31, 2023	187,568

The difference between the opening and closing balances of the Company’s deferred revenue primarily results from the timing difference between the satisfaction of the Company’s performance obligation and the customer’s payment. As of December 31, 2022 and 2023, the deferred revenue expected to be recognized as revenue after one year amounted to RMB29,703 and RMB67,683, respectively, were recorded in other long-term liabilities in the consolidated balance sheet. The amounts of revenue recognized during the years ended December 31, 2021, 2022 and 2023 from the opening deferred revenue balance was RMB104,640, RMB122,378 and RMB161,391, respectively.

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

As of December 31, 2023, the revenues, excluding any variable considerations, expected to be recognized in future periods related to remaining performance obligations that are unsatisfied were as follows:

Revenue expected to be recognized	RMB

Within 1 year	2,249,946
After 1 year but within 2 years	2,064,811
After 2 years but within 3 years	1,946,213
After 3 years but within 4 years	1,618,690
After 4 years but within 5 years	1,245,391
After 5 years	6,135,856

Total	15,260,907

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

		As of December 31,
	Note	2022	2023
At cost:
Land		3,302,148	3,440,140
Buildings		13,847,692	16,439,068
Data center equipment		19,603,839	22,958,565
Leasehold improvement		8,444,282	8,706,161
Furniture and office equipment		167,410	123,732
Vehicles		5,619	5,293
		45,370,990	51,672,959
Less: Accumulated depreciation		(9,269,587)	(12,315,886)
		36,101,403	39,357,073
Construction in progress		10,827,984	10,958,497
		46,929,387	50,315,570
Less: Impairment losses	2(o)	(12,759)	(2,816,076)

Property and equipment, net		46,916,628	47,499,494

The carrying amounts of the Company’s property and equipment acquired under finance leases and other financing arrangement were RMB9,906,404 and RMB8,036,081 as of December 31, 2022 and 2023, respectively.

Depreciation of property and equipment (including assets acquired under finance leases and other financing arrangement) was RMB2,399,451, RMB2,947,200 and RMB3,204,351 for the years ended December 31, 2021, 2022 and 2023, respectively, and included in the following captions:

	Years ended December 31,
	2021	2022	2023

Cost of revenue	2,264,620	2,722,169	2,999,008
General and administrative expenses	129,128	218,567	200,479
Research and development expenses	5,703	6,464	4,864

	2,399,451	2,947,200	3,204,351

Property and equipment with a net book value of RMB12,721,652 and RMB14,837,993 was pledged as security for bank loans (Note 9) and other financing obligations (Note 12) as of December 31, 2022 and 2023, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

6     INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

		As of December 31,
	Note	2022	2023

Customer contracts	8	1,641,900	1,518,587
Software		—	72,077
Licenses		15,782	15,782
Others		364	464
		1,658,046	1,606,910
Less: accumulated amortization		(610,337)	(801,612)
Less: impairment losses	2(o)	—	(116,748)
Intangible assets, net		1,047,709	688,550

The Company’s customer contracts were acquired in business combinations (Note 8). Amortization of intangible assets was RMB192,486, RMB235,292 and RMB314,780 for the years ended December 31, 2021, 2022 and 2023, respectively.

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2024	212,902
2025	189,909
2026	169,440
2027	43,686
2028	16,899
Thereafter	55,714
Total	688,550

7     PREPAID LAND USE RIGHTS

Prepaid land use rights, representing the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR acquired before the adoption of ASC 842, consisted of the following:

	As of December 31,
	2022	2023

Prepaid land use rights	28,246	28,246
Less: Accumulated amortization	(5,244)	(5,858)

Prepaid land use rights, net	23,002	22,388

Amortization of prepaid land use rights was RMB24,961, RMB6,582 and RMB614 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Prepaid land use rights with a net book value of RMB17,733 and RMB17,262 were pledged as security for bank loans (Note 9) as of December 31, 2022 and 2023, respectively.

8     ACQUISITIONS AND GOODWILL

The movement of goodwill is set out as below:

	As of December 31,
	2022	2023

Balance at the beginning of the year	7,076,505	7,076,505
Addition during the year	—	—
Balance at end of year	7,076,505	7,076,505

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. The goodwill is not deductible for tax purposes. Goodwill is assigned to the design, build-out and operation of data centers reporting unit.

No business combinations were consummated in the years ended December 31, 2022 and 2023.

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

The allocations of purchase price as of the date of acquisitions for the year ended December 31, 2021 are summarized as follows.

2021
Note (i)(ii)
Fair value of consideration	5,230,362
Effective settlement of pre-existing relationships upon consolidation	20,000

Other net assets acquired	(256,650)
Identifiable intangible assets	(689,800)
Deferred tax liabilities	159,592
Total identifiable net assets	(786,858)
Goodwill	4,463,504
Note (i):

Other net assets acquired primarily included property and equipment of RMB2,974,715, accounts receivable of RMB224,307, accounts payable of RMB412,380, short-term borrowings of RMB461,494, long-term borrowings of RMB840,000 and finance lease and other financing obligations of RMB1,463,851.

Note (ii):	Identifiable intangible assets acquired consisted of customer contracts of RMB689,800 with estimated useful lives from 5.7 to 7 years.

The Company settled the considerations, including contingent considerations, for the business combinations of RMB4,221,171, RMB1,460,814 and RMB19,888 in the years ended December 31, 2021, 2022 and 2023, of which interest portions were included in operating activities’ cash flows and principal portions were included in investing or financing activities’ cash flows depending on settlements within or after three months subsequent to acquisition dates, respectively.  As of December 31, 2022 and 2023, the remaining consideration payable was RMB151,620 and RMB125,457, which was recorded in other payables, respectively.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Asset Acquisitions

In 2021 and 2022, the Company consummated several acquisitions of certain target entities. These target entities did not meet the definition of a business as of the acquisition date in accordance with ASC 805 Business Combinations, and the acquisitions were accounted for as assets acquisitions. The primary assets acquired were properties self-owned or under finance leases, equipment and leasehold improvements. The Company has elected an accounting policy to measure non-controlling interests in asset acquisition at carryover basis, which is based on the carrying amounts within the acquired entity. Non-controlling interests with a total amount of RMB56,519 and nil was recognized upon these acquisitions in the years ended December 31, 2021 and 2022, respectively. No asset acquisition was consummated in the year ended December 31, 2023. In the year ended December 31, 2023, the Company recognised additional contingent consideration of RMB100,000 regarding an asset acquisition consummated in 2022 upon satisfaction of certain contingent conditions, which had not been paid as of December 31, 2023. The Company settled the considerations, including contingent considerations, of RMB396,230, RMB2,349,732 and RMB241,850 in the years ended December 31, 2021, 2022 and 2023, of which interest portions were included in operating activities’ cash flows and principal portions were included in investing or financing activities’ cash flows depending on settlements within or after three months subsequent to acquisition dates, respectively. As of December 31, 2022, the remaining consideration payables were RMB31,600 and RMB7,644, which were recorded in other payables and other long-term liabilities, respectively. As of December 31, 2023, remaining consideration payables of RMB137,569 were recorded in other payables.

9     LOANS AND BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2022	2023

Short-term borrowings	1,652,196	674,010
Current portion of long-term borrowings	1,971,771	2,159,943
Sub-total	3,623,967	2,833,953
Long-term borrowings, excluding current portion	23,518,058	26,706,256
Total loans and borrowings	27,142,025	29,540,209

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of December 31,
	2022	2023

Unsecured short-term loans and borrowings	1,388,192	409,407
Secured short-term loans and borrowings	264,004	264,603
	1,652,196	674,010

Short-term borrowings were secured by the following assets:

	As of December 31,
	2022	2023

Property and equipment, net	245,543	213,951

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In addition to the above assets pledged for secured borrowings, some of the borrowings were guaranteed by the equity interests of the subsidiaries of GDS Holdings Limited.

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2022 and 2023 were 7.94% and 4.66% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of December 31,
	2022	2023

Unsecured long-term loans and borrowings	—	30,085
Secured long-term loans and borrowings	25,489,829	28,836,114
	25,489,829	28,866,199

Long-term borrowings were secured by the following assets:

	As of December 31,
	2022	2023

Accounts receivable	1,256,289	1,740,552
Other current assets	97,049	97,307
Property and equipment, net	11,103,541	13,201,479
Prepaid land use rights, net	17,733	17,262
Operating lease ROU assets	3,607,506	3,681,166
Other non-current assets	23,912	24,272
	16,106,030	18,762,038

In addition to the above assets pledged for secured borrowings, some of the borrowings were guaranteed by the equity interests of the subsidiaries of GDS Holdings Limited.

The weighted average interest rates of long-term borrowings as of December 31, 2022 and 2023 were 5.44% and 5.17% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

The outstanding long-term borrowings mature serially from 2024 to 2038. The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to December 31, 2023 are as follows:

Long-term borrowings
Twelve months ending December 31,
2024	2,159,943
2025	2,625,548
2026	3,886,047
2027	5,275,278
2028	4,446,532
Thereafter	10,472,851
28,866,199

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 15 years.

As of December 31, 2023, the Company had total working capital and project financing credit facilities of RMB38,069,588 from various financial institutions, of which the unused amount was RMB8,410,702. As of December 31, 2023, the Company had drawn down RMB29,658,886 from such facilities, of which RMB619,370 (net of debt issuance costs of RMB10,032) was recorded in short-term loans and borrowings and RMB28,836,114 (net of debt issuance costs of RMB193,370) was recorded in long-term loans and borrowings, respectively. In addition, the Company also had other short-term loans and borrowings from non-financial institutions which were assumed through certain acquisitions of subsidiaries.

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

Below are the terms and conditions for onshore project loan facilities:

(i)	STT GDC Pte. Ltd. is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of GDS Holdings;
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
(vii)

there are changes in the controlling shareholders or the beneficial owners of the relevant borrowing subsidiaries which could have a material adverse effect on their performance of the loan facility agreements; and

(viii)

the IDC license of GDS Beijing, the borrowing subsidiaries, other affiliated entities, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fails to be renewed on or before the expiry date.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Below are the terms and conditions for offshore project loan facilities:

(i)

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

(ii)	DigitalLand Holdings Limited is not or ceases to be, directly or indirectly, the beneficial owner of 100% of the issued share capital of the relevant borrowing subsidiaries; and
(iii)	There are changes in the shareholding structure of a principal operating subsidiary of GDS Holdings, as defined in the relevant loan facility agreement.

There are certain other events in the loan facility agreements the occurrence of which could obligate GDS Holdings to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if GDS Holdings fails to maintain its shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement : (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) The Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio, debt service coverage ratio, security margin ratio, gross leverage ratio and tangible net worth, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if the Company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding RMB50,000, or in some cases, MYR35 million when due or within any originally applicable grace period;  (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the People’s Bank of China (“PBOC”) in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2023, the Company was in compliance with all of the abovementioned covenants.

10   CONVERTIBLE BONDS PAYABLE

The convertible notes payable consisted of following:

	As of December 31,
	2022	2023

Convertible Notes due 2025	2,083,829	566
Convertible Notes due 2029	4,294,985	4,373,386
Convertible Notes due 2030	—	4,060,814

Total	6,378,814	8,434,766
Including:
- Current	2,083,829	—
- Non-current	4,294,985	8,434,766

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The interest expenses related to the convertible notes are as follows:

	Years ended December 31,
	2021	2022	2023

Contractual interest	38,720	48,996	202,776
Amortization of issuance cost	11,617	16,813	20,015

Total interest expenses	50,337	65,809	222,791

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

In the year ended December 31, 2020, Convertible Bonds due 2025 with principal amount of US$10 thousand were converted into ordinary shares as the holders exercised their conversion option. The Company recorded additional paid-in capital of RMB65 upon conversion.

As of December 31, 2022 and 2023, the outstanding principal amount of Convertible Bonds due 2025 was US$299,990 thousand and US$80 thousand, respectively. As of December 31, 2022, the balance of Convertible Bonds due 2025 was presented as current liability due to holder’s repurchase option exercisable on June 1, 2023.

On June 1, 2023, certain holders exercised their right to request the Company to redeem Convertible Bonds due 2025 with principal amount of US$299,910 thousand. The remaining Convertible Bonds due 2025 with principal amount of US$80 thousand (equivalent to RMB566) were presented as a non-current liability as of December 31, 2023 as the holders’ option had expired.

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

Convertible Notes due January 31, 2030 issued by the Company (“Convertible Bonds due 2030”)

On January 20, 2023, the Company completed its issuance of Convertible Bonds due 2030 in an aggregate principal amount of US$580 million. The related issuance costs of US$7,934 thousand were deducted from principal of the Convertible Bonds due 2030 and amortized over the period from issuance to the first put date (i.e. January 31, 2028) using the effective interest rate method.

The key terms of the Convertible Bonds due 2030 are summarized as follows:

Maturity Date

●	January 31, 2030

Interest

●	4.50% per annum, computed on the basis of a 360-day year composed of twelve 30-day months, payable semiannually in arrears on January 31 and July 31 of each year

Repurchase of Notes

●	Holders will have the right to require the Company to repurchase for cash all of their notes, or any portion of the principal thereof that is in denominations of US$200 thousand and integral multiples of US$1 thousand in excess thereof, on January 31, 2028 or if a fundamental change occurs at any time.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Tax redemption

●	The Company may redeem, at its option, all but not part of the Convertible Bonds due 2030 if it becomes obligated to pay to the holder of any note ‘‘additional amounts’’ (which are more than a de minimis amount) as a result of any change in tax law at the price equal to 100% of the principal amount together with accrued and unpaid interest. Upon receiving notice of redemption, each holder will have the right to elect to: convert its notes; or not have its notes redeemed and GDS Holdings will not pay any additional amounts as a result of such change in tax law.

Conversion rights

●	Holders may convert their notes at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting Holder elects to receive Ordinary Shares in lieu of any ADSs) immediately preceding the maturity date.
●	The conversion rate is initially 40.8163 ADSs of the Company per US$1 thousand principal amount of notes (equivalent to an initial conversion price of US$24.50 per ADS), and subject to changes under certain anti-dilution conditions.

Forced conversion

●	If (1) the Daily VWAP per ADS (or, if the ADSs are no longer traded on The NASDAQ Global Market, of the Ordinary Shares) exceeds 200% of the Conversion Price (the “Agreed Threshold”) on any twenty trading days (whether or not consecutive) during any thirty consecutive trading day period beginning on or after the 3rd anniversary of January 11, 2023 (such thirty 30 consecutive trading day period being the “Forced Conversion Qualification Period”), (2) the Daily VWAP per ADS (or, if the ADSs are no longer traded on The NASDAQ Global Market, of the Ordinary Shares) for each of the last five consecutive trading days during the Forced Conversion Qualification Period is not lower than the Agreed Threshold and (3) the aggregate average daily dollar trading volume (as reported on Bloomberg) of (x) the ADSs on The NASDAQ Global Market and (y) the Ordinary Shares on the Hong Kong Stock Exchange during such Forced Conversion Qualification Period is at least US$30.0 million, then, the Company shall have the right (but not the obligation) to force the conversion of any outstanding notes into the Company’s shares at the then applicable Conversion Rate.

The Company determined that the embedded conversion option of the Convertible Bonds due 2030 was not required to be accounted for as an embedded derivative pursuant to ASC 815, Derivatives and Hedging, because it is both indexed to the Company’s own stock and classified in shareholders’ equity. The Company also determined there was no other embedded derivative to be separated from the Convertible Bonds due 2030.

The effective interest rate of the Convertible Bonds due 2025, after considering the related issuance cost, was 2.65% and 2.03% as of December 31, 2022 and 2023, respectively. The effective interest rate of the Convertible Bonds due 2029, after considering the related issuance cost, was 0.38% as of December 31 , 2022 and 2023. The effective interest rate of the Convertible Bonds due 2030, after considering the related issuance cost, was 4.87% as of December 31, 2023.

As of December 31, 2022 and 2023, accrued interests of RMB6,870 and RMB80,467, respectively, were recorded in accrued expenses.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

11	ACCOUNTS PAYABLE AND ACCRUED EXPENSES AND OTHER PAYABLES

Accounts payable consisted of the following:

	As of December 31,
	2022	2023
Accounts payable for operating expenses	518,788	538,892
Accounts payable for purchase of property and equipment	2,574,096	2,886,045
	3,092,884	3,424,937

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2022	2023

Consideration payables for acquisitions	183,220	263,026
Accrued payroll and welfare benefits	200,394	207,015
Accrued interest expenses	70,251	135,105
Income tax payable	202,589	166,923
Other tax payables	54,981	43,365
Accrued debt issuance costs and other financing costs	52,254	32,430
Amount due to related parties	16,995	17,104
Others	236,277	333,483
	1,016,961	1,198,451

12   LEASES

The Company enters into lease arrangements primarily for data center spaces, office spaces and equipment.

During the year ended December 31, 2022, the Company entered into lease agreements with the landlords to lease the building and land, including those acquired through acquisition of subsidiaries, for certain data centers. The Company assessed the lease classification of the building and land components separately at the commencement date. During the year ended December 31, 2022, the Company recorded additional finance lease liabilities of RMB460,810 and operating lease liabilities of RMB149,879 through new lease agreements and acquisition of subsidiaries. During the year ended December 31, 2023, no material additional finance lease liabilities or operating lease liabilities were recorded.

A Summary of supplemental information related to operating leases as of December 31, 2022 and 2023 is as follows:

	Note	As of December 31,
		2022	2023

Operating lease right-of-use assets, gross		5,633,946	5,516,880
Less: Impairment losses	2(o)	—	(80,592)
Operating lease right-of-use assets, net		5,633,946	5,436,288
Operating lease liabilities, current		175,749	180,403
Operating lease liabilities, non-current		1,617,986	1,395,981

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of lease cost are as follows:

	Years ended December 31,
	2021	2022	2023

Finance lease cost:
- Amortization of right-of-use assets	546,437	619,675	587,813
- Interest on lease liabilities	592,835	632,183	613,909
Operating lease cost	313,752	402,514	406,620
Short-term lease cost	23,715	44,873	54,590
Variable lease cost (Note)	(786)	(47,729)	(4,835)

Total lease cost	1,475,953	1,651,516	1,658,097

Note: During the years ended December 31, 2022, the Company was granted lease concessions of RMB45,291 by certain landlords due to the effects of the COVID-19 pandemic. The lease concessions were primarily in the form of rent reduction. Such concessions were recognized as variable lease cost (credit) in the period when the concession was granted. In addition, the Company recognized variable lease cost (credit) of RMB786, RMB2,438 and RMB4,835 in the years ended December 31, 2021, 2022 and 2023, respectively, for certain finance lease and other financing obligations with floating interest rate.

Supplemental cash flow information related to leases is as follows:

	Years ended December 31,
	2021	2022	2023

Cash paid for amounts included in measurement of lease liabilities (Note):
- Operating cash flows from finance leases	(591,189)	(532,323)	(501,090)
- Operating cash flows from operating leases	(236,589)	(244,643)	(283,085)
- Financing cash flows from finance leases	(265,481)	(1,138,542)	(986,888)

Non-cash information on lease liabilities arising from obtaining ROU assets:
- Finance leases	25,731	264,958	16,772
- Operating leases	368,069	151,709	28,307

Non-cash information on lease liabilities and ROU assets derecognized for termination of leases:
- Finance leases	—	524,180	237,330
- Operating leases	—	286,774	48,610

Gain on early termination of leases:
- Finance leases	—	33,453	39,350
- Operating leases	—	10,445	5,412

Note: The above table does not include cash paid for purchase of land use rights and initial direct costs of leases of RMB875,162, RMB760,610 and RMB15,900 in the years ended December 31, 2021, 2022 and 2023, respectively, which are included in “Payments for purchase of property and equipment and land use rights” in the consolidated statements of cash flows.

The financing cash flows from finance leases include the payment of principal due to early termination of certain financing arrangements for data center equipment.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

	As of December 31,
	2022	2023

Weighted average remaining lease term:
- Finance leases	13.8	12.7
- Operating leases	12.8	12.0

Weighted average discount rate:
- Finance leases	6.68%	6.56%
- Operating leases	5.89%	6.16%

Weighted average discount rate for other financing obligations is 8.18% and 7.58% as of December 31, 2022 and 2023, respectively.

Maturities of lease and other financing obligations were as follows:

	As of December 31, 2022					As of December 31, 2023
			Total of					Total of
			finance lease					finance lease
		Other	and other	Operating			Other	and other	Operating
	Finance lease	financing	financing	lease		Finance lease	financing	financing	lease
	obligations	obligations	obligations	obligations	Total	obligations	obligations	obligations	obligations	Total
Within 1 year	670,992	330,773	1,001,765	272,796	1,274,561	643,795	354,878	998,673	268,687	1,267,360
After 1 year but within 2 years	666,487	1,373,214	2,039,701	250,716	2,290,417	671,956	1,336,491	2,008,447	204,305	2,212,752
After 2 years but within 3 years	708,642	450,691	1,159,333	206,489	1,365,822	694,746	336,372	1,031,118	162,294	1,193,412
After 3 years but within 4 years	729,283	428,175	1,157,458	169,014	1,326,472	717,691	324,909	1,042,600	145,663	1,188,263
After 4 years but within 5 years	753,410	407,211	1,160,621	151,160	1,311,781	668,301	116,544	784,845	149,581	934,426
After 5 years	6,768,112	209,784	6,977,896	1,582,879	8,560,775	5,718,509	153,720	5,872,229	1,351,565	7,223,794
Total	10,296,926	3,199,848	13,496,774	2,633,054	16,129,828	9,114,998	2,622,914	11,737,912	2,282,095	14,020,007

Less: total future interest	(3,694,302)	(421,227)	(4,115,529)	(839,319)	(4,954,848)	(3,070,979)	(224,901)	(3,295,880)	(705,711)	(4,001,591)
Less: estimated construction costs	—	(11,124)	(11,124)	—	(11,124)	—	—	—	—	—

Present value of lease and other financing obligations	6,602,624	2,767,497	9,370,121	1,793,735	11,163,856	6,044,019	2,398,013	8,442,032	1,576,384	10,018,416
Including:
- Current portion			453,855	175,749	629,604			547,847	180,403	728,250
- Non-current portion			8,916,266	1,617,986	10,534,252			7,894,185	1,395,981	9,290,166

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2023, the Company has additional leases, primarily for data center buildings, that have not yet commenced with total future lease payments of RMB7,847,687. These leases are expected to commence after December 31, 2023 with lease terms of 20 to 30 years.

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

Lease and other financing obligations were secured by the following assets:

	As of December 31,
	2022	2023

Accounts receivable	145,764	69,264
Property and equipment, net	1,372,568	1,422,563
Operating lease ROU assets	—	19,113
	1,518,332	1,510,940

13   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of December 31,
	2022	2023

Consideration payable for acquisitions	7,644	—
Asset retirement obligations	102,591	101,675
Deferred revenue – non-current (Note 4)	29,703	67,683
Deferred government grants	30,741	78,494
Others	97,574	55,887
Total	268,253	303,739

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

The movement of redeemable preferred shares is set out as below:

Redeemable
preferred shares
Balance at January 1, 2021	980,910
Accrual of redeemable preferred shares dividends	49,073
Settlement of redeemable preferred shares dividends	(49,221)
Foreign exchange impact	(22,282)

Balance at December 31, 2021 and January 1, 2022	958,480
Accrual of redeemable preferred shares dividends	51,212
Settlement of redeemable preferred shares dividends	(51,578)
Foreign exchange impact	88,898

Balance at December 31, 2022 and January 1, 2023	1,047,012
Accrual of redeemable preferred shares dividends	53,625
Settlement of redeemable preferred shares dividends	(53,923)
Foreign exchange impact	18,052
Balance at December 31, 2023	1,064,766

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

16   FAIR VALUE MEASUREMENT

The Company did not have financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2023.

Following is a description of the valuation techniques that the Company uses to measure fair value of other financial assets and financial liabilities:

●	Short-term financial instruments (cash, restricted cash, accounts receivable and payable, short-term borrowings, and accrued expenses and other payables) — cost approximates fair value because of the short maturity period.
●	Long-term borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry various interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.
●	Convertible Bonds payable—the estimated fair value was RMB5,281,029 and RMB6,722,049 as of December 31, 2022 and 2023, respectively. The fair value of Convertible Bonds due 2025 was measured based on the price in the open market and the fair values of Convertible Bonds due 2029 and Convertible Bonds due 2030 were measured using Binomial Model.

Non-recurring fair value measurements

Certain long-lived assets of the Company may be measured at fair value based on unadjusted quoted price in active market (Level 1 Inputs) or unobservable inputs (Level 3) on a non-recurring basis, if determined to be impaired. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach and determined based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participant would pay to sub-lease and acquire the remaining data center assets, which reflects the highest and best use of the asset groups. Significant inputs used in the income approach primarily included utilization rates used to estimate the forecasted undiscounted cashflows expected to result from the data center assets’ operation and discount rate. As of December 31, 2022, one of the Company’s data center level asset groups was measured at fair value of RMB60,000 based on unadjusted quoted price in active market (Level 1 Inputs) and an impairment loss of long-lived assets of RMB12,759 was recognized for the amount of its carrying amount exceeding the fair value. As of December 31, 2023, certain of the Company’s data center level asset groups were measured at fair value of RMB1,614,347, which were determined based on income approach, and an impairment loss of long-lived assets of RMB3,013,416 was recognized for the amount of their carrying amounts exceeding the fair value.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

17   ORDINARY SHARES

In June 2023, the Annual General Meeting of the Company passed special resolution to approve that the authorized ordinary share capital of the Company was increased to US$175,000 divided into 3,500,000,000 shares of a nominal or par value of US$0.00005, of which 3,300,000,000 shall be designated as Class A ordinary shares and 200,000,000 shall be designated as Class B ordinary shares.

As of December 31, 2023, the Company’s outstanding share capital consisted of 1,480,842,655 Class A ordinary shares and 43,590,336 Class B ordinary shares. A holder of a Class A ordinary share is conferred one vote per share on any resolution tabled at the general meeting of GDS Holdings. A holder of a Class B ordinary share is entitled to 20 votes per share on resolutions tabled at the general meeting of GDS Holdings for (i) the election or removal of a simple majority, or six, of directors; and (ii) any change to Articles of Association (“AoA”) that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances. Every Class B ordinary share shall automatically be redesignated and re-classified as a Class A ordinary share upon the occurrence of the automatic conversion events, including the first occur of William Wei Huang ceasing to have Beneficial Ownership in not less than 2.75% (subject to certain exclusions) of the then issued share capital of the Company on an as converted basis,  as defined in AoA. In the year ended December 31, 2023, 24,000,000 Class B ordinary shares of the Company were converted into Class A ordinary shares.

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

A summary of the option activity is as follows:

Weighted
average
		Weighted	grant-date
	Number	average	fair value
	of options	exercise price	per option
		(RMB)	(RMB)
Options outstanding at January 1, 2021	407,000	5.1	1.6
Granted	—
Exercised	(407,000)	5.1	1.6
Forfeited	—

Options outstanding at December 31, 2021, 2022 and 2023	—

Options vested and expected to be vested at December 31, 2023	—

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Total intrinsic value of options exercised was RMB27,775 for the year ended December 31, 2021.

Settlement of liability-classified restricted shares award

During the years ended December 31, 2021, 2022 and 2023, the Company issued 178,280, 460,272 and 1,035,704, respectively, fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB11,147, RMB13,719 and RMB12,914 for the years ended December 31, 2021, 2022 and 2023, respectively.

Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

Restricted shares to directors, officers and employees

In August 2021, August 2022 and August 2023, the Company granted non-vested restricted shares of 11,929,608, 21,488,048 and 21,918,552, respectively, to employees, officers and directors. The restricted share awards contained service and market conditions, or service and performance conditions, which are tied to the financial performance of the Company. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, when all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

On July 22, 2023, the Compensation Committee of the Board of the Company approved the resolution of amendment to the restricted shares (the “Modification”). This Modification pertained to 1,124 recipients of these restricted shares.

Cancellation of 9,820,069 restricted shares accompanied by the concurrent grant of 8,239,864 replacement restricted shares is accounted for as a modification of the terms of the cancelled restricted shares (“modified restricted shares”). The incremental compensation cost of RMB204,946 is measured as the excess of the fair value of the modified restricted shares over the fair value of the original restricted shares at the modification date.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

A summary of the restricted share activity is as follows:

	Number of	Weighted average grant-
	Shares	date fair value per share
		(RMB)
Unvested at January 1, 2021	31,018,768	42.4
Granted	12,107,888	31.6
Vested	(12,632,104)	29.3
Forfeited	(1,563,832)	37.7

Unvested at December 31, 2021 and January 1, 2022	28,930,720	43.9
Granted	21,948,320	19.4
Vested	(5,015,992)	43.3
Forfeited	(7,328,536)	32.5

Unvested at December 31, 2022 and January 1, 2023	38,534,512	32.2
Granted (Note 1)	31,194,120	11.9
Vested	(4,788,176)	16.1
Forfeited (Note 2)	(15,943,658)	45.9

Unvested at December 31, 2023	48,996,888	16.4

Note 1:Including the restricted shares of 8,239,864 granted in the Modification.

Note 2:Including the restricted shares of 9,820,069 cancelled in the Modification.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company recognized share-based compensation expenses of RMB391,275, RMB290,815 and RMB336,616 for the years ended December 31, 2021, 2022 and 2023, respectively, for the restricted share awards. As of December 31, 2023, total unrecognized compensation expense relating to the unvested shares was RMB342,420. The expense is expected to be recognized over a weighted average period of 1.42 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2021, 2022 and 2023.

Total intrinsic value of restricted shares vested was RMB674,147, RMB132,123 and RMB56,674, respectively, for the years ended December 31, 2021, 2022 and 2023. Aggregate intrinsic value of unvested restricted shares as of December 31, 2023 was RMB395,614.

The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	August 2021	August 2022	July 2023	August 2023
Risk-free rate of return	0.07% - 0.33%	2.82% - 2.98%	4.94% - 5.50%	4.66%
Volatility	49.271% - 50.295%	53.14% - 54.15%	66.64% - 67.86%	61.40%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Share price at grant date	US$7.4500	US$3.3650	US$1.5000	US$1.6025
	(RMB48.2)	(RMB22.7)	(RMB10.7)	(RMB11.4)
Expected term	1 – 3 years	1 – 3 years	0.767 - 1.767 years	1 – 3 years

(1)	Volatility

Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected term of each grant.

(2)	Risk-free interest rate

Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

A summary of share-based compensation expenses for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Years ended December 31,
	2021	2022	2023

Costs of revenue	110,291	97,055	116,467
Selling and marketing expenses	53,560	41,685	43,765
General and administrative expenses	219,328	146,781	166,838
Research and development expenses	8,096	5,294	9,546
Total share-based compensation expenses	391,275	290,815	336,616

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

19   REVENUE

Net revenue consisted of the following:

	Years ended December 31,
	2021	2022	2023

Colocation services	6,514,268	7,943,268	8,669,669
Managed service and others	1,300,136	1,374,623	1,286,268
Service revenue	7,814,404	9,317,891	9,955,937
Equipment sales	4,277	7,740	564
Total	7,818,681	9,325,631	9,956,501

20   INCOME TAX

GDS Holdings was registered as a Hong Kong SAR tax resident in 2021 and subject to the Hong Kong SAR Profits Tax rate of 16.5% in 2021, 2022 and 2023.

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

The Company’s Malaysia, Indonesia and Macau SAR subsidiaries are subject to the Malaysia CIT rate of 24%, Indonesia CIT rate of  22% and Macau SAR CIT rate of 12%, respectively in 2021, 2022 and 2023. Certain Malaysia subsidiaries are subject to partial income tax exemptions if certain conditions are met.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Years ended December 31,
	2021	2022	2023
Loss before income taxes:
PRC	287,250	144,885	3,094,795
Other jurisdictions	661,502	844,998	1,205,375

Total loss before income taxes	948,752	989,883	4,300,170

Current tax expenses:
PRC	290,924	375,388	279,646
Other jurisdictions	—	—	1,508
Total current tax expenses	290,924	375,388	281,154

Deferred tax benefits:
PRC	(48,463)	(99,153)	(295,931)
Other jurisdictions	—	—	—
Total deferred tax benefits	(48,463)	(99,153)	(295,931)

Total income taxes expenses (benefits)	242,461	276,235	(14,777)

Reconciliations of the differences between the PRC statutory income tax rate and the Company’s effective income tax rate are as follows:

	Years ended December 31,
	2021	2022	2023

PRC enterprise income tax rate	25.0%	25.0%	25.0%
Non-PRC resident enterprises not subject to income tax	0.0%	(1.4)%	(0.4)%
Tax differential for entities in non-PRC jurisdiction	(0.2)%	(1.0)%	(0.6)%
Preferential tax rate	0.6%	0.7%	0.2%
Tax effect of current year permanent differences	(5.4)%	(3.7)%	(0.8)%
Expiration of unused net operating losses	(1.5)%	(1.6)%	(1.1)%
Non-taxable income and non-deductible expenses	(14.4)%	(14.1)%	(4.8)%
Gain from purchase price adjustment	0.2%	5.2%	0.0%
Change in valuation allowance	(31.0)%	(34.0)%	(18.2)%
Return to provision adjustment	1.1%	(3.0)%	1.0%
	(25.6)%	(27.9)%	0.3%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
Deferred tax assets:
Allowance for credit losses	4,209	9,585
Impairment of long-lived assets	—	753,354
Government subsidy	7,685	7,877
Accrued expenses	54,223	64,709
Asset retirement obligation	27,696	26,165
Operating lease liabilities	411,972	368,061
Finance lease and other financing obligations	1,587,137	1,475,504
Net operating losses carry forwards	993,062	1,222,832
Other non-current assets	40,644	27,714
Other non-current liabilities	19,101	12,621

Total gross deferred tax assets	3,145,729	3,968,422
Valuation allowance on deferred tax assets	(1,131,256)	(1,914,950)

Deferred tax assets, net of valuation allowance	2,014,473	2,053,472

Deferred tax liabilities:
Accounts receivable	—	(65,008)
Property and equipment	(1,811,897)	(1,690,369)
Intangible assets	(260,519)	(189,210)
Prepaid land use rights	(1,491)	(1,451)
Operating lease right-of-use assets	(1,101,324)	(1,080,936)
Other current assets	(20,619)	(19,135)

Total deferred tax liabilities	(3,195,850)	(3,046,109)

Net deferred tax liabilities	(1,181,377)	(992,637)

Analysis as:
Deferred tax assets	228,999	289,847
Deferred tax liabilities	(1,410,376)	(1,282,484)

Net deferred tax liabilities	(1,181,377)	(992,637)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	Years ended December 31,
	2021	2022	2023

Balance at the beginning of the year	328,821	775,528	1,131,256
Increase during the year	446,707	355,728	783,694

Balance at the end of the year	775,528	1,131,256	1,914,950

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2023, the Company’s net deferred tax assets and valuation allowance were RMB289,847 and RMB1,914,950, respectively. The deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB1,222,832 and RMB1,052,151, respectively as of December 31, 2023. This valuation allowance was related to the deferred tax assets of certain subsidiaries and consolidated VIEs of the Company. These entities were in a cumulative loss position with net operating losses carry forwards which are subject to expiration. The Company evaluated the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized, based on the Company’s expectations of future taxable income and timing of net operating losses carry forwards expirations. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. The Company considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries and consolidated VIEs amounted to RMB4,445,250 as of December 31, 2023, of which RMB230,439, RMB558,900, RMB1,134,804, RMB1,381,169 and RMB1,139,938 will expire if unused by December 31, 2024, 2025, 2026, 2027 and 2028, respectively.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2022 and 2023, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC. As of December 31, 2023, the total amount of undistributed earnings from the PRC subsidiaries and the VIEs for which no withholding tax has been accrued and the unrecognized deferred tax liabilities were RMB2,324,522 and RMB354,855, respectively.

21   RESTRICTED NET ASSETS

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

These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted portion amounted to RMB24,955,657 and RMB25,030,636 as of December 31, 2022 and 2023, respectively, including non-distributable general reserve fund of RMB146,856 and RMB225,917 as of December 31, 2022 and 2023, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

22   LOSS PER CLASS A and CLASS B ORDINARY SHARE

The computation of basic and diluted loss per share is as follows:

	Years ended December 31,
	2021	2022	2023

Net loss	(1,191,213)	(1,266,118)	(4,285,393)

Net loss (income) attributable to non-controlling interests	1,403	(3,427)	(4,660)
Net loss attributable to redeemable non-controlling interests	2,592	655	—
Accretion to redemption value of redeemable non-controlling interests	(77,644)	(10,801)	—
Adjustment to the redemption value of redeemable non-controlling interests	—	(178,982)	—
Cumulative dividend on redeemable preferred shares	(49,073)	(51,212)	(53,625)

Net loss available to GDS Holdings Limited ordinary shareholders	(1,313,935)	(1,509,885)	(4,343,678)

Weighted average number of ordinary shares outstanding - basic and diluted	1,452,906,722	1,464,447,843	1,468,187,956

Loss per ordinary share - basic and diluted	(0.90)	(1.03)	(2.96)

The following table sets forth the computation of basic and diluted loss per Class A and Class B ordinary share:

	Years ended December 31,
	2021		2022		2023
	Class A	Class B	Class A	Class B	Class A	Class B
Allocation of net loss available to GDS Holdings Limited ordinary shareholders	(1,252,810)	(61,125)	(1,440,198)	(69,687)	(4,194,323)	(149,355)
Weighted average number of ordinary shares outstanding - basic and diluted	1,385,316,386	67,590,336	1,396,857,507	67,590,336	1,417,704,951	50,483,004
Loss per ordinary share - basic and diluted	(0.90)	(0.90)	(1.03)	(1.03)	(2.96)	(2.96)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

During the years ended December 31, 2021, 2022 and 2023, the Company issued nil, 29,252,600 and nil ordinary shares, respectively, to its share depository bank, which have been and will continue to be used to settle stock option and restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

The following securities were excluded from the computation of diluted loss per share as inclusion would have been either the performance condition relating to the securities have not been satisfied or anti-dilutive. The share options and restricted shares below represented the maximum number of shares to be issued.

	Years ended December 31,
	2021	2022	2023

Share options/restricted shares	28,930,720	38,534,512	48,996,888
Convertible bonds payable	46,526,049	145,726,048	288,600,152
Total	75,456,769	184,260,560	337,597,040

23   SEGMENT INFORMATION

The Company has one operating segment, which is the design, build-out and operation of data centers. The Company’s chief operating decision maker is the chief executive officer of the Company who reviews the Company’s consolidated results of operations in assessing performance of and making decisions about resource allocations to this segment.

During the years ended December 31, 2021, 2022 and 2023, substantially all of the Company’s operations are in the PRC. The summary of long-lived assets as of December 31, 2022 and 2023 in each area is as follows:

	As of December 31,
	2022	2023

PRC	48,508,923	45,315,466
Hong Kong SAR	4,406,267	4,787,069
Malaysia	531,477	3,368,819
Singapore	141,333	99,207
Indonesia	33,285	76,159

Total	53,621,285	53,646,720

24   MAJOR CUSTOMERS AND SUPPLIERS

The Company defines “end user customers” or “customers” as the end users of the Company’s services. The Company defines “contracting customers” as parties with which the Company enters into sales agreements, including (i) the Company’s end user customers that directly enter into sales agreements with the Company; and (ii) intermediate contracting parties that, at the request of the Company’s end user customers, enter into sales agreements with the Company, in which case the Company may provide services to the end user customers through such agreements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

During the years ended December 31, 2021, 2022 and 2023, the Company had the following contracting customers which generated over 10% of the Company’s total net revenues:

	Years ended December 31,
	2021	2022	2023

Contracting Customer A	1,736,295	1,895,877	1,992,667
Contracting Customer B	873,378	1,595,777	1,834,843
Contracting Customer C	785,528	1,130,799	1,420,163
Contracting Customer D	964,414	1,031,102	1,128,135

During the years ended December 31, 2021, 2022 and 2023, the Company had the following end user customers which generated over 10% of the Company’s total net revenues:

	Years ended December 31,
	2021	2022	2023

End User Customer One	1,850,523	2,341,346	2,778,151
End User Customer Two	1,735,536	1,857,369	1,676,064

During the years ended December 31, 2021, 2022 and 2023, the Company generated a portion of the net revenue attributable to End User Customer One and End User Customer Two through sales agreements entered into with them directly; during the same years, the Company generated the remaining portion of the net revenue attributable to End User Customer One and End User Customer Two through sales agreements entered into with intermediate contracting parties, including Contracting Customer A, Contracting Customer B, and Contracting Customer D.

During the years ended December 31, 2021, 2022 and 2023, the portion of net revenue generated by the Company from End User Customer One through sales agreements entered into with it directly is represented by the revenue listed under Contracting Customer C; during the same years, the portion of net revenue generated by the Company from End User Customer Two through sales agreements entered into with it directly is not disclosed as a separate line item under contracting customers above as it constituted less than 10% of the Company’s total net revenues in each year.

During the years ended December 31, 2021, 2022 and 2023, the numbers of major suppliers of the Company were one, one and one, respectively, from whom the purchase amounts from each of them accounted for over 10% of the Company’s operating expenditures. Severe impact can result from total or partial loss of the business relationship.

25   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

Capital commitments outstanding as of December 31, 2022 and 2023 not provided for in the financial statements were as follows:

	As of December 31,
	2022	2023

Contracted for	5,241,586	4,412,522

In addition, commitment for purchase of land use rights was RMB516,061 and RMB707,495 as of December 31, 2022 and 2023, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)   Lease commitments

The Company’s lease commitments are disclosed in Note 12.

(c)Litigation contingencies

In June 2023, the Company and its chief executive officer and chief financial officer were named as defendants in a putative class action lawsuit filed in the United States District Court for the Central District of California. The complaints in the action alleges that a number of the Company’s SEC filings included false and misleading statements regarding certain financing transactions. After considering the likelihood of any unfavorable outcome and reasonably estimated the amount or range of any potential loss, the Company accrued RMB24,789 loss.

26   RELATED PARTY TRANSACTIONS

In 2021, 2022 and 2023, the related parties of the Company are as follows:

Name of party	Relationship

STT GDC	Principal ordinary shareholder of the Company
STT Singapore DC Pte. Ltd.	Subsidiary of STT GDC
STT DEFU 2 Pte. Ltd.	Subsidiary of STT GDC
OnePro Cloud Inc.	Entity over which the Company has significant influence

The Company entered into the following material related party transactions.

(a)   Major transactions with related parties

		Years ended December 31,
		2021	2022	2023

Commission income	(Note i)
STT Singapore DC Pte. Ltd.		546	564	562
STT DEFU 2 Pte. Ltd.		464	478	514
		1,010	1,042	1,076
Purchase of debt securities	(Note ii)
OnePro Cloud Inc.		—	2,840	—

Interest income of convertible bonds	(Note ii)
OnePro Cloud Inc.		—	75	148

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)  Major balances with related parties

		As of December 31,
		2022	2023

Amount due from a related party:	(Note ii)
OnePro Cloud Inc.		2,860	3,060

Amount due to related parties:	(Note i)
STT Singapore DC Pte. Ltd.		8,395	8,300
STT DEFU 2 Pte. Ltd.		8,600	8,804
		16,995	17,104
Note i:

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

During the year ended December 31, 2023, the Company recognized RMB562 and RMB514, respectively, as commission income from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. Income earned is based on amount billed on behalf of these two related parties to the ultimate customer amounting to RMB42,546 and RMB47,276, respectively. As of December 31, 2023, amount due to related parties represents the service fee received on behalf of the related parties for one of their customers, which is recorded in accrued expenses and other payables.

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

27   PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and the consolidated VIEs. As of December 31, 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Balance Sheets

	As of December 31,
	2022	2023
Assets

Current assets
Cash	760,716	223,533
Restricted cash	20,402	—
Prepaid expenses	9,698	737
Loans and amounts due from subsidiaries and consolidated VIEs, current	—	1,082,359
Other current assets	2,422	3,939
Total current assets	793,238	1,310,568
Non-current assets
Investment, loans and amounts due from subsidiaries and consolidated VIEs, non-current	30,891,361	27,417,363
Other non-current assets	184	73
Total non-current assets	30,891,545	27,417,436
Total assets	31,684,783	28,728,004

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	1,045,252	—
Convertible bonds payable, current	2,083,829	—
Accounts payable	1,188	3,810
Accrued expenses and other payables	49,670	134,090
Due to subsidiaries	141,798	197,112
Total current liabilities	3,321,737	335,012
Non-current liabilities
Convertible bonds payable	4,294,985	8,434,766
Total non-current liabilities	4,294,985	8,434,766
Total liabilities	7,616,722	8,769,778

Mezzanine equity
Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2022 and 2023; Redemption value of RMB1,047,012 and RMB1,064,766 as of December 31, 2022 and 2023, respectively; Liquidation preference of RMB1,047,012 and RMB1,064,766 as of December 31, 2022 and 2023, respectively)	1,047,012	1,064,766
Total mezzanine equity	1,047,012	1,064,766

Shareholders’ equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 and 3,500,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 1,456,842,655 and 1,480,842,655 Class A ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively; 67,590,336 and 43,590,336 Class B ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)	516	516
Additional paid-in capital	29,048,598	29,337,095
Accumulated other comprehensive loss	(848,360)	(974,393)
Accumulated deficit	(5,179,705)	(9,469,758)
Total shareholders’ equity	23,021,049	18,893,460

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	31,684,783	28,728,004

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Operations

	Years ended December 31,
	2021	2022	2023

Net revenue	—	13,852	6,776
Cost of revenue	(116,151)	(102,565)	(121,592)
Gross loss	(116,151)	(88,713)	(114,816)

Operating expenses
Selling and marketing expenses	(54,768)	(42,647)	(45,242)
General and administrative expenses	(285,077)	(232,832)	(230,744)
Research and development expenses	(8,096)	(5,294)	(9,546)
Loss from operations	(464,092)	(369,486)	(400,348)

Other income (expenses):
Interest income	25,215	5,593	73,008
Interest expenses	(95,313)	(207,510)	(261,152)
Equity in loss of subsidiaries and consolidated VIEs	(653,251)	(697,277)	(3,700,241)
Others, net	223	(210)	(469)
Loss before income taxes	(1,187,218)	(1,268,890)	(4,289,202)

Income tax expenses	—	—	(851)
Net loss	(1,187,218)	(1,268,890)	(4,290,053)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2021	2022	2023

Net loss	(1,187,218)	(1,268,890)	(4,290,053)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(159,551)	(249,174)	(126,033)

Comprehensive loss	(1,346,769)	(1,518,064)	(4,416,086)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

	Years ended December 31,
	2021	2022	2023

Operating activities:
Net cash used in operating activities	(83,019)	(68,391)	(68,805)

Investing activities:
Investment, loans and advances to subsidiaries	(9,935,432)	(6,312,513)	(1,285,317)
Net cash used in investing activities	(9,935,432)	(6,312,513)	(1,285,317)

Financing activities:
Proceeds from short-term borrowings	3,187,850	4,218,790	—
Repayment of short-term borrowings	—	(6,555,105)	(1,042,785)
Payment of issuance cost and commitment cost of debts	(40,645)	(26,465)	(78,989)
Proceeds from exercise of stock options	2,082	—	—
Proceeds from issuance of convertible bonds	—	3,917,036	3,926,667
Repayment of convertible bonds	—	—	(2,128,311)
Payment of redeemable preferred shares dividends	(49,221)	(51,578)	(53,923)
Net cash provided by financing activities	3,100,066	1,502,678	622,659

Effect of exchange rate changes on cash and restricted cash	(160,320)	425,800	173,878

Net decrease in cash and restricted cash	(7,078,705)	(4,452,426)	(557,585)
Cash and restricted cash at beginning of year	12,312,249	5,233,544	781,118

Cash and restricted cash at end of year	5,233,544	781,118	223,533

Supplemental disclosures of cash flow information
Interest paid	38,243	143,847	144,095

Supplemental disclosures of non-cash investing and financing activities
Settlement of liability-classified restricted share award	11,147	13,719	12,914

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

28   SUBSEQUENT EVENT

Series A Convertible Preferred Shares Issued by DigitalLand Holdings Limited (“GDSI”)

On March 26, 2024, the Company’s wholly-owned subsidiary, GDSI, that acts as the holding company for the Company’s international data center assets and operations, entered into definitive agreements with certain institutional private equity investors to issue US$587 million of Series A convertible preferred shares of GDSI to these investors. The completion of the share subscription is subject to the fulfilment of certain customary closing conditions (the “Closing”). Post-Closing and on an as-converted basis, the Company will own approximately 56.1% of the equity interest of GDSI in the form of ordinary shares. The remaining 43.9% equity interest will be held in the form of Series A convertible preferred shares by these investors.

Each Series A convertible preferred share will be entitled to one vote and will be convertible into one ordinary share of GDSI at any time at the holder’s option, subject to customary anti-dilution adjustments. All Series A convertible preferred shares will automatically convert into ordinary shares of GDSI at, or following, completion of GDSI’s IPO, subject to certain conditions. Subject to certain conditions, GDSI shall have the right at its election (but not the obligation) to redeem any of the then outstanding Series A convertible preferred shares at a price in cash as pre-determined. In addition, the holders of Series A convertible preferred shares will also be entitled to liquidation preference.