Form 20-F
period 2024-12-31
GDS Holdings Ltd
filed 2025-04-28
CIK 1526125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2024	1,511,590,567
Class B ordinary shares were outstanding as of December 31, 2024	43,590,336

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes    ☐ No

GDS HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2024

i

Conventions That Apply to This Annual Report on Form 20-F

Unless we indicate otherwise, references in this annual report on Form 20-F to:

●	“2019 PRC Foreign Investment Law” are to the PRC Foreign Investment Law promulgated by the National People’s Congress in March 2019, which became effective on January 1, 2020;
●	“ABS Scheme” are to “CITIC Securities – GDS 2025 Phase 1 Data Centers Asset-backed Securities Scheme”, a special purpose scheme set up for the purpose of acquiring the equity interests in certain project companies holding properties of a cluster of data centers from the Company, which is managed by CITIC Securities Company Limited;
●	“ABS” are to asset backed securities that were issued upon the establishment of the ABS Scheme; the ABS are 70% subscribed by a number of top tier institutional investors in China, and 30% subscribed by GDS;
●	“ADSs” are to our American depositary shares, each of which represents eight Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“area committed” are to that part of our area in service which is committed to customers pursuant to customer agreements remaining in effect;
●	“area held for future development” are to the estimated net floor area that we have secured for potential future development by different means, which are not actively under construction;
●	“area in service” are to the entire net floor area of data centers (or phases of data centers) which are ready for service;
●	“area pre-committed” are to that part of our area under construction which is pre-committed to customers pursuant to customer agreements remaining in effect;
●	“area under construction” are to the entire net floor area of data centers (or phases of data centers) which are actively under construction and have not yet reached the stage of being ready for service;
●	“area utilized” are to that part of our area in service that is committed to customers and revenue generating pursuant to the terms of customer agreements remaining in effect;
●	“Articles” or “Articles of Association” are to our Articles of Association (as amended from time to time), adopted by way of a special resolution passed on June 5, 2023 and effective on June 5, 2023;
●	“build-operate-transfer data centers” or “B-O-T data centers” are to data centers that we undertake to build and operate for specific customers for their exclusive use, and transfer to such customers at the end of the contract period;
●	“carrier-neutral” or “cloud-neutral” are to data centers that are not owned, operated, or tied to any one network or cloud service provider, respectively;
●	“CBIRC” are to the China Banking and Insurance Regulatory Commission, the predecessor of the State Administration for Financial Regulation of the PRC;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” and the “PRC” are to the People’s Republic of China;

●	“Churn rate” is to the area terminated or expired without renewal during the quarter divided by total area utilized at the end of the preceding quarter;
●	“Circular 82” are to the Notice Regarding the Determination of Chinese-controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017;
●	“Class A ordinary shares” are to Class A ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at our general meeting;
●	“Class B ordinary shares” are to Class B ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring weighted voting rights in our company such that a holder of a Class B ordinary share is entitled to 20 votes per share on resolutions tabled at our general meeting for (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances;
●	“commitment rate” are to the ratio of area committed to area in service;
●	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“contracting customers” are to parties with which our company enters into sales agreements, including (i) our company’s end user customers that directly enter into sales agreements with our company; and (ii) intermediate contracting parties that, at the request of our company’s end user customers, enter into sales agreements with our company, in which case our company may provide services to the end user customers through such agreements;
●	“Controlling Shareholders” are to Mr. Huang and STT Garnet, unless the context otherwise requires; such term has the meaning ascribed to it under the Hong Kong Listing Rules;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“Data Center Operation Management Platform” are to the platform we developed and operate which provides real-time information on many aspects of data center operating performance;
●	“DayOne” is to DayOne Data Centers Limited, formerly named DigitalLand Holdings Limited, or “GDS International” or “GDSI”. GDSI is a company incorporated in the Cayman Islands with limited liability on May 18, 2022, which was the holding company of our consolidated subsidiaries and affiliated entities conducting international business and operations outside of mainland China. On December 31, 2024, GDSI ceased to be our consolidated subsidiary and, as of that date, we owned approximately 35.6% of the equity interest of GDSI. On January 1, 2025, GDSI rebranded itself as “DayOne”. We refer to the business and/or entity of DayOne in this annual report as “DayOne”;
●	“DTC” are to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;
●	“end user customers” or “customers” are to the end users of our company’s services;
●	“Entity List” are to the list maintained by the United States or U.S. Department of Commerce identifying foreign entities believed to be involved, or pose a significant risk of being or becoming involved, in activities contrary to the national security or foreign policy interests of the United States and which are prohibited from acquiring some or all items subject to the U.S. Export Administration Regulations, or EAR;

●	“foreign private issuer” are to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
●	“GDS Beijing” are to Beijing Wanguo Chang’an Science and Technology Co., Ltd., a limited liability company established in the PRC on May 30, 2006 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Holdings,” “GDS,” “company,” “our company,” “we,” “our” or “us” are to GDS Holdings Limited, a company incorporated in the Cayman Islands with limited liability on December 1, 2006 and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time;
●	“GDS Investment Company” are to GDS (Shanghai) Investment Co., Ltd. (formerly known as Shanghai Free Trade Zone GDS Management Co., Ltd.), a limited liability company established in the PRC on December 30, 2015 and our wholly-owned indirect subsidiary;
●	“GDS Shanghai” are to Shanghai Shu’an Data Services Co., Ltd., a limited liability company established in the PRC on May 4, 2011 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Suzhou” are to Global Data Solutions Co., Ltd., a limited liability company established in the PRC on September 30, 2000 and a wholly-owned subsidiary of GDS Beijing;
●	“GIC” are to GIC Private Limited, Singapore’s sovereign wealth fund;
●	“gross floor area” are either to the total internal area of buildings which we own, or to the total area under lease with respect to buildings which we lease;
●	“Group,” “our Group” or “the Group” are to GDS Holdings Limited and its subsidiaries (including the variable interest entities) from time to time;
●	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“IDC(s)” are to internet data center(s);
●	“M&A Rules” are to the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors jointly issued by MOFCOM, SASAC, STA, CSRC, SAIC and SAFE on August 8, 2006, effective on September 8, 2006 and further amended on June 22, 2009 by MOFCOM;
●	“Macau” or “Macau S.A.R.” are to the Macau Special Administrative Region of the PRC;

●	“Management HoldCo” are to Shanghai Xinwan Enterprise Management Co., Ltd., a limited liability company established in the PRC on October 16, 2019; as of March 31, 2025, the shareholders of Management HoldCo were Yilin Chen (former senior vice president, Southeast Asia business), Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business); such shareholders were designated by the board of directors of our company;
●	“Memorandum” or “Memorandum of Association” are to our memorandum of association (as amended from time to time);
●	“MIIT” are to the Ministry of Industry and Information Technology;
●	“MOFCOM” are to the Ministry of Commerce of the PRC;
●	“move-in period” are to the period commencing when part of the area committed under a particular customer agreement becomes area utilized and ending when all of the area committed under such customer agreement becomes area utilized in accordance with the terms of such customer agreement remaining in effect;
●	“Mr. Huang” are to Mr. William Wei Huang, the founder, chairman of the board, and chief executive officer of our company and a Controlling Shareholder;
●	“Nasdaq” are to the Nasdaq Global Market;
●	“NDRC” are to the National Development and Reform Commission;
●	“Negative List (2024)” are to the Special Management Measures (Negative List) for the Access of Foreign Investment, most recently jointly promulgated by the MOFCOM and the NDRC on September 6, 2024 and which became effective on November 1, 2024, as amended, supplemented or otherwise modified from time to time;
●	“net floor area” are to the total internal area of the computer rooms within each data center where customers can house, power and cool their computer systems and networking equipment;
●	“ordinary shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.00005 per share;
●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“PRC government” or “State” are to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
●	“pre-commitment rate” are to the ratio of area pre-committed to area under construction;
●	“Principal Share Registrar” are to Conyers Trust Company (Cayman) Limited;
●	“PUE” are to power usage effectiveness;
●	“PUE ratio” are to power usage effectiveness ratio, a metric used to determine the energy efficiency of a data center; it is determined by dividing the total amount of power consumed by the data center by the total amount of power consumed directly by customers to operate their IT systems housed in the data center;

●	“ready for service” are to data centers (or phases of data centers) which have passed commissioning and testing, obtained government approvals for operation, are fully supplied with power, and contain one or more computer rooms fully equipped and fitted out ready for utilization by customers;
●	“RMB” or “Renminbi” are to Renminbi, the lawful currency of the PRC;
●	“SAFE” are to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
●	“SAFE Circular 37” are to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by SAFE with effect from July 4, 2014;
●	“SAIC” or “SAMR” are to the State Administration for Industry and Commerce of the PRC, currently known as the PRC State Administration for Market Regulation;
●	“SASAC” are to the State-owned Assets Supervision and Administration Commission of the State Council;
●	“SCNPC” are to the Standing Committee of the National People’s Congress of the PRC;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“self-developed data centers” are to data centers operated by us that we either purpose-build from the ground up, develop from building shells purpose-built for us, convert from existing buildings, acquire, or build, operate, and transfer pursuant to contacts with specific customers;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shareholder(s)” are to holder(s) of ordinary shares and, where the context requires, ADSs;
●	“sqm” are to square meters;
●	“STA” are to the State Taxation Administration of the PRC;
●	“State Council” are to the PRC State Council;
●	“STT Garnet” are to STT Garnet Pte. Ltd. (a company incorporated with limited liability in Singapore and a wholly-owned subsidiary of STT Communications Ltd, which is a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd, which is a wholly-owned subsidiary of Temasek Holdings (Private) Limited);
●	“STT GDC” are to STT GDC Pte. Ltd. (a company incorporated with limited liability in Singapore and a subsidiary of STT Communications Ltd, which is a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd, which is a wholly-owned subsidiary of Temasek Holdings (Private) Limited). On May 29, 2024, STT GDC entered into an investor rights assignment agreement with STT Garnet and us, in connection with an internal portfolio rationalization by STT GDC, to transfer all of its beneficial interest in the Company to STT Garnet;
●	“Takeovers Codes” are to the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong;
●	“third-party data centers” are to data center net floor area operated by us that we lease on a wholesale basis from other data center providers and use to provide data center services to our customers;

●	“Tier 1 markets” are to the areas in and around the cities of Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing;
●	“total area committed” are to the sum of area committed and area pre-committed;
●	“UK” or “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland;
●	“U.S.” or “United States” are to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
●	“US$” or “U.S. dollars” are to the legal currency of the United States;
●	“utilization rate” are to the ratio of area utilized to area in service;
●	“variable interest entities,” “VIE” or “VIEs” are to the variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the VATS licenses, or other business operation licenses or approvals, in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;
●	“VAT” are to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
●	“VATS” are to value-added telecommunications services;
●	“VIE structure” or “Contractual Arrangements with Affiliated Consolidated Entities” or “contractual arrangements with the consolidated VIEs” are to the variable interest entity structure; and
●	“WFOE(s)” are to wholly foreign owned enterprise(s) incorporated in the PRC which is/are directly or indirectly wholly owned by our company.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude Class A ordinary shares issuable upon (i) conversion of our convertible senior notes and (ii) conversion of our convertible preferred shares.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024.

Our ADSs are listed on the Nasdaq under the ticker symbol “GDS.” Our ordinary shares are listed on the Hong Kong Stock Exchange under the stock code “9698.”

Discontinued Operations and Basis of Presentation

We accounted for the international business and operations outside mainland China conducted by GDSI as discontinued operations as a result of our loss of control over GDSI on December 31, 2024. On January 1, 2025, GDSI rebranded itself as “DayOne”, and we refer to the business and/or entity of DayOne in this annual report as “DayOne.” As of December 31, 2024, DayOne continued to be our equity investee in which we held a 35.6% stake and which continues to be a significant contributor to our overall results of operations and shareholder value.

In March 2024, our then-consolidated subsidiary, DayOne, that served as the holding company for GDS’s international data center assets and operations, entered into definitive agreements with certain institutional private equity investors to subscribe for US$587 million of Series A convertible preferred shares newly issued by DayOne. In May 2024, DayOne entered into amendments to the definitive agreements for the Series A new issue, including increasing the size of the new issue to US$672 million at the same pre-money equity valuation. In October 2024, DayOne entered into definitive agreements with certain institutional private equity investors to subscribe for US$1.0 billion of Series B convertible preferred shares newly issued by DayOne. In December 2024, DayOne entered into amendments to the definitive agreements for the Series B convertible preferred shares new issue initially announced in October 2024, as a result of which the new issue was upsized from US$1.0 billion to US$1.2 billion at the same pre-money equity valuation. Following the closing of DayOne’s Series B equity financing on December 31, 2024, GDS’s equity interest in DayOne was diluted from 52.7% to 35.6%. As of December 31, 2024, we owned approximately 35.6% of the equity interest of DayOne in the form of ordinary shares on an as-converted basis. As a result, we deconsolidated DayOne as a subsidiary and began to recognize DayOne as an equity investee.

As a result of the above transactions, the international business and operations outside mainland China conducted by DayOne have been accounted for as discontinued operations in accordance with U.S. GAAP in our audited consolidated financial statements. As we operated DayOne’s business as a consolidated subsidiary for all of fiscal year 2024 until the last day of the year, we have included information and descriptions of the business and operations of DayOne in this annual report, while noting that it is accounted for as discontinued operations in accordance with U.S. GAAP. In Item 5. “Operating and Financial Review and Prospects” and other items relating to our financial results of operations, the international business and operation outside mainland China conducted by DayOne are discussed as discontinued operations in accordance with U.S. GAAP. In the consolidated financial statements for the year ended December 31, 2024, DayOne’s operational results and cash flows have been excluded from our financial results from continuing operations and have been separately itemized and disclosed under discontinued operations. Retrospective adjustments to the historical statements of operations and cash flows have also been made to provide a consistent basis of comparison for the financial results. Furthermore, retrospective adjustments have been made to categorize and label DayOne’s assets and liabilities as “assets or liabilities of discontinued operations” on the balance sheets for the comparative periods. Additionally, DayOne’s operating metrics have been excluded from our operating metrics and have been separately itemized and disclosed as discontinued operations.

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

ITEM 3.    KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated Affiliated Entities

GDS Holdings Limited is not an operating company in mainland China, but instead is a Cayman Islands holding company. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in telecommunications-related businesses, including the provision of VATS. Our internet data center businesses are classified as VATS by the PRC government. Accordingly, we operate substantially all of these business operations in mainland China through the consolidated VIEs and their subsidiaries, as well as through our subsidiaries, and rely on contractual arrangements, described below, to control the business operations of the consolidated VIEs. GDS Holdings Limited has no equity ownership in the consolidated VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 96.7%, 97.0% and 96.1% of our total revenues for the years of 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to GDS Holdings Limited, a company incorporated in the Cayman Islands with limited liability on December 1, 2006 and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time. Investors in our ADSs are not purchasing an equity interest in the consolidated VIEs and their subsidiaries in mainland China, but instead are purchasing an equity interest in a Cayman Islands holding company and its subsidiaries (excluding the VIEs and their subsidiaries).

In addition, aside from our direct operations through our consolidated subsidiaries and consolidated VIEs, we also derive a significant proportion of our value and results of operations from DayOne, our equity investee, in which we hold a 35.6% equity stake and which develops and operates data centers in Southeast Asia and Northeast Asia. See “Item 4—Information on the Company—B. Business Overview—Our Equity Investment in DayOne” and “Item 5—Operating and Financial Review and Prospects—Overview—Discontinued Operations” elsewhere in this annual report.

The diagram below summarizes our corporate structure and identifies our significant subsidiaries, consolidated VIEs and their significant subsidiaries as of December 31, 2024. The relationships among each of GDS Shanghai, GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in the diagram below are governed by contractual arrangements and do not constitute equity ownership. Our significant equity investee, DayOne, is not depicted in this chart as we no longer consolidate its results of operations with ours, but account for it as an equity investee.

(1)	EDC Holding Limited has 61 direct and indirect subsidiaries incorporated in Hong Kong and 19 direct and indirect subsidiaries incorporated in the British Virgin Islands, Macau, the Cayman Islands and Singapore, respectively.
(2)	GDS Investment Company directly and indirectly holds equity interests of 62 subsidiaries in mainland China.
(3)	Management HoldCo is held as to 20% by five management personnel designated by our board of directors namely, Yilin Chen (former senior vice president, Southeast Asia business), whose equity interest in Management HoldCo is being transferred to one of the Company’s key management personnel, Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), respectively. Management HoldCo is controlled by our Company through a series of contractual arrangements.
(4)	Jiangsu Wan Guo Xing Tu Data Services Co., Ltd. or Jiangsu Wan Guo Xing Tu, effectively controls a project company, Nantong Wanguo Yunzhen Data Science & Technology Co., Ltd. or Nantong Yunzhen, to operate the B-O-T data centers in Nantong, China through a series of contractual arrangements among Jiangsu Wan Guo Xing Tu, Nantong Yunzhen’s shareholder, Shanghai Xingchang Enterprise Management Company Limited or Shanghai Xingchang, and Shanghai Xingchang’s shareholders.
(5)

Our consolidated mainland China subsidiaries, the consolidated VIEs and their shareholders have entered into a series of contractual arrangements, including equity interest pledge agreements, shareholder voting rights proxy agreements, exclusive technology license and service agreements, intellectual property rights license agreements, exclusive call option agreements and loan agreements. The terms in each set of contractual arrangements with the consolidated VIEs and their shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.” We rely on these contractual arrangements to control the business operations of the consolidated VIEs. As a result of these contractual arrangements, we are the primary beneficiary of Management HoldCo, GDS Shanghai, GDS Beijing and their respective subsidiaries, and, therefore, have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

The complex and changing regulatory environment in mainland China could cause material adverse changes in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—The complex and changing regulatory environment in mainland China as well as changes in policies, laws, rules and regulations in the PRC could adversely affect us.”

Cash Flows through our Organization

GDS Holdings Limited is a holding company with no material operations of its own. As a result, although other means are available for us to obtain financing at the holding company level, our company’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries. We conduct our operations primarily through our subsidiaries and consolidated VIEs and their subsidiaries. In addition, we hold a significant equity interest in DayOne, our former consolidated subsidiary and current equity investee company. GDS Holdings Limited provides continuing financial support to our subsidiaries for business expansion, while our subsidiaries also obtain financings through borrowings from various financial institutions. Meanwhile, for compliance purpose, the VIEs and their subsidiaries are the contracting party for our IDC service agreements, and our subsidiaries, as the owners of most of the self-developed data center assets, provide outsourcing and other services to the VIEs. Once the VIEs and their subsidiaries receive service fees from the customers, they can settle the corresponding outsourcing and service fees to our subsidiaries accordingly. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Under PRC laws and regulations, our subsidiaries and the VIEs and their subsidiaries incorporated in mainland China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. As of December 31, 2024, the restricted net assets were RMB26,125.2 million (US$3,579.1 million), including those of the VIEs and their subsidiaries of RMB320.7 million (US$43.9 million) and our subsidiaries of RMB25,804.5 million (US$3,535.2 million), which mainly consisted of paid-in registered capital. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure —We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

Under PRC laws, GDS Holdings Limited may provide funding to our mainland China subsidiaries only through capital contributions or intercompany loans, and to our VIEs and their subsidiaries only through intercompany loans, subject to satisfaction of applicable government registration and approval requirements.

In the years ended December 31, 2022, 2023 and 2024, GDS Holdings Limited made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB6,312.5 million, RMB1,285.3 million and RMB1,448.4 million (US$198.4 million), respectively. In the year ended December 31, 2024, GDS Holdings Limited received repayments from non-VIE subsidiaries of RMB1,656.4 million (US$226.9 million).

In the years ended December 31, 2022 and 2023, GDS Holdings Limited and our subsidiaries did not provide any additional intercompany loans to the VIEs or their subsidiaries and the VIEs and their subsidiaries did not repay any existing intercompany loans to GDS Holdings Limited and our subsidiaries. In the year ended December 31, 2024, GDS Holdings Limited and our subsidiaries did not provide any additional intercompany loans to the VIEs or their subsidiaries and the VIEs and their subsidiaries repaid RMB132.0 million (US$18.1 million) of existing intercompany loans to our subsidiaries.

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC, or MOF, in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC - identified issuer following the filing of our annual reports in 2023 and 2024, and we do not expect to be so identified following the filing of our annual report in 2025 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Risks Relating to Our Business and Industry

●	A slowdown in the demand for data center capacity or managed services could have a material adverse effect on us;
●	Our business is increasingly exposed to risks arising from the rapid development and adoption of artificial intelligence technologies, including uncertainties in infrastructure demands, investment returns and regulatory environment, all of which could materially and adversely affect our business, financial condition and results of operations;
●	Any inability to manage the growth of our operations could disrupt our business and reduce our profitability;
●	If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected;
●	Our business requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services;
●	The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements;
●	Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.
●	Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers or from any major contract with any customer could adversely affect our financial condition and results of operations;
●	Our customer agreement commitments are subject to reduction, potential cancellation and non-renewal upon expiry; if renewed, the renewal may be at lower pricing terms or for a lower commitment of utilization;
●	We face significant risks associated with our minority equity investment in DayOne, our former consolidated subsidiary and current equity investee company, including lack of control, limited visibility and exposure to complex international markets, any of which could materially and adversely affect our financial results and the value of our investment; and
●	We may be unable to maintain current pricing levels for our data center services in China, and a continued or accelerated decline in market prices could materially and adversely affect our revenue, margins and overall financial performance.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we may be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries;
●	Our contractual arrangements with the consolidated VIEs may result in adverse tax consequences to us; and
●	We rely on contractual arrangements with the consolidated VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

Risks Related to Doing Business in the People’s Republic of China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies; and
●	We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

Risks Related to Our ADSs and Class A Ordinary Shares

●	The trading prices of our ADSs and ordinary shares may be volatile, which could result in substantial losses to you;
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and/or ordinary shares and trading volume could decline;
●	Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares;
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and/or ordinary shares for return on your investment; and
●	The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ADSs and/or ordinary shares.

Risks Relating to Our Business and Industry

A slowdown in the demand for data center capacity or managed services could have a material adverse effect on us.

Adverse developments in the data center market, in the industries in which our customers operate, or in demand for cloud and artificial intelligence technologies could lead to a decrease in the demand for data center capacity or managed services, which could have a material adverse effect on us. We face risks including:

●	a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors;
●	a reduction in cloud and artificial intelligence adoption, or a slowdown in the growth of the internet generally as a medium for commerce and communication and the use of cloud-based platforms and artificial intelligence technologies in particular;

●	a downturn in the market for data center capacity generally, which could be caused by an oversupply of or reduced demand for space, and a downturn in cloud-based data center demand in particular;
●	the rapid development of new technologies or the adoption of new industry standards that render our or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or that they become insolvent; and
●	a downturn in the overall economic environment, which causes material challenges to our customers in their own business, as a result of which they may move-in more slowly to our data centers, reduce the area utilized by them, pay only the minimum billable amount stated in customer agreements, or seek to renegotiate, terminate early, or not renew such agreements at expiry.

To the extent that any of these or other adverse conditions occur, they are likely to impact market demand and pricing for our services.

Our business is increasingly exposed to risks arising from the rapid development and adoption of artificial intelligence technologies, including uncertainties in infrastructure demands, investment returns and regulatory environment, all of which could materially and adversely affect our business, financial condition and results of operations.

We are making significant investments to support the growing demand for artificial intelligence technologies, including generative AI, which are driving increased requirements for high-performance computing infrastructure. Our data centers serve hyperscale and large enterprise customers that are increasingly adopting AI-related applications, which require greater computing power, storage and power density. While we believe this trend supports long-term demand for our services, the rapid development and evolving nature of artificial intelligence technologies present a number of risks and uncertainties that could adversely affect our business, financial condition and results of operations.

Although we anticipate that AI adoption will continue to be a key driver of data center demand in China, there can be no assurance that our investments to support AI workloads will achieve the expected return. AI development and deployment involve a range of risks, including potential misuse by third parties, intellectual property infringement, the generation of inaccurate or harmful content, bias or discrimination in algorithmic outcomes, privacy breaches and cybersecurity vulnerabilities. As a provider of data center colocation service, we may have limited visibility into, or control over, how our infrastructure is used by customers deploying artificial intelligence technologies, which could expose us to legal or reputational risks. Moreover, demand for AI infrastructure could be negatively impacted by broader industry developments, including a slowdown in AI adoption, public backlash or ethical concerns regarding automation, unfavorable changes in regulations, or a reduction in overall cloud and digital transformation initiatives. In such cases, demand for our high-performance data center services could decline, resulting in underutilization of capacity and lower returns on investment. AI-related workloads also require specialized infrastructure, including high power density, advanced cooling systems and efficient resource utilization. Meeting these technical requirements may involve significant capital expenditures to upgrade existing facilities or construct new data centers purpose-built for AI applications. There can be no assurance that customer demand will justify these investments or that we will be able to recover these costs through pricing.

In addition, we face increasing competition from other domestic and international data center operators and cloud service providers that are enhancing their AI capabilities. If competitors offer more cost-effective or technically advanced solutions, we may lose business opportunities or face pricing pressures, which could adversely impact our revenue and margins.

Furthermore, artificial intelligence technologies remain at an early stage of regulatory oversight. For instance, the U.S. government has introduced stringent export controls on certain semiconductor manufacturing and advanced computing-related items that are critical to the development and adoption of AI technologies in China, and may continue to expand and tighten these restrictions in the future. These restrictions may impact AI-related demand for data centers in China. These laws and related enforcement practices are still developing, and future regulatory actions could impose additional compliance obligations on us or our customers, restrict certain uses of our infrastructure, or result in fines, penalties or reputational damage. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Artificial Intelligence.”

As such, while we believe the continued adoption of AI technologies presents a significant long-term opportunity, the associated legal, regulatory, operational and competitive risks could materially and adversely affect our business, financial condition and results of operations.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

Our net revenue grew from RMB9,268.1 million in 2022 to RMB9,782.4 million in 2023, representing an increase of 5.5%, and increased to RMB10,322.1 million (US$1,414.1 million) in 2024, representing an increase of 5.5%. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a managed service agreement and provide consulting services. Our net revenues from colocation services were RMB7,920.2 million, RMB8,535.2 million and RMB9,169.5 million (US$1,256.2 million) in 2022, 2023 and 2024, representing 85.5%, 87.3% and 88.8% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB1,340.2 million, RMB1,246.7 million and RMB1,152.4 million (US$157.9 million) in 2022, 2023 and 2024, representing 14.4%, 12.7% and 11.2% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB7.7 million, RMB0.5 million and RMB0.2 million(US$24.7 thousand) in 2022, 2023, and 2024, representing 0.1%, 0.0% and 0.0% of total net revenue over the same periods, respectively.

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

The data center business is capital-intensive. If we are unsuccessful in raising the required funding, we will not be able to meet our anticipated capital expenditure requirements.

The costs of constructing, developing and operating data centers are substantial. Further, we may encounter development delays, excess development costs, or delays in developing space for our customers to utilize. We also may not be able to secure suitable land or buildings for new data centers or at a cost or terms acceptable to us. We are required to fund the costs of constructing, developing and operating our data centers with cash retained from operations, capital recycled from our asset monetization program, as well as from financings from bank and other borrowings. Moreover, the costs of constructing, developing and operating data centers have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to operate our data centers profitably. Based on our current expansion plans, we do not expect that our net revenue in the short term will be sufficient to offset increases in these costs, or that our business operations in the short term will generate capital sufficient to meet our anticipated capital requirements. If we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

We have substantial indebtedness. As of December 31, 2024, we had total consolidated indebtedness of RMB43,062.6 million (US$5,899.6 million), including borrowings, finance lease and other financing obligations and convertible bonds. Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

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

In addition, if we are unable to service our debt in a timely manner based upon cash flows from operations and from financing activities, and if we are unable to refinance our existing debt, including our convertible bonds, including in connection with events that will occur under the terms of our convertible bonds, we would become subject to default, cross-default and other adverse consequences that could affect our ability to operate as a going concern and would materially and adversely affect our business and operations and the value of your investment in our ADSs and ordinary shares. For example, we issued and sold US$620 million in aggregate principal amount of convertible senior notes due in 2029, which are subject to repurchase by us, at the option of the holders, on March 8, 2027 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest.

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

We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by share pledge over equity interests of our subsidiaries, our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of our borrowing subsidiaries and/or GDS Beijing and its subsidiaries, and our company as guarantor. For example, some of these agreements contain requirements to maintain a specified minimum cash balance at all times or require that the borrowing subsidiary maintain a certain debt-to-equity ratio. We cannot provide any assurances that we will always be able to meet any covenant tests under our financing arrangements. In addition, the majority of our loan facility agreements require that the IDC license of GDS Beijing or the borrowing subsidiaries, other affiliated entities or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, be maintained and renewed on or before the expiry date of the IDC license or authorization thereunder, as applicable. As of the date of this annual report, GDS Beijing and its subsidiaries (including GDS Suzhou, Beijing Wan Chang Yun Science & Technology Co., Ltd., or Beijing Wan Chang Yun, Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode, Shanghai Waigaoqiao EDC Technology Co., Ltd. or EDC Shanghai Waigaoqiao, Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu and Langfang Shengman Technology Co., Ltd., or Langfang Shengman) have obtained their own IDC licenses respectively. While we do not foresee any legal impediment based on our experience with IDC license renewals, there can be no assurance that we will be able to renew and maintain these licenses in due course. If GDS Beijing or any of its subsidiaries cannot timely renew or maintain its IDC license to provide IDC services, we also could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule.

In mid-August 2019, the PBOC decided to reform the formation mechanism of the Loan Prime Rate, or LPR, and authorized the National Interbank Funding Center to release LPR monthly, which may impact the interest rate on our variable rate debt. Uncertainty on future LPR reforms and rate changes may impact our indebtedness. In addition, the interest rate of our offshore credit facility is based on a spread over Secured Overnight Financing Rate, or SOFR. As a result, the interest expenses associated with such indebtedness will be subject to the potential impact of any fluctuation in SOFR. Uncertainty on future SOFR reforms and rate changes may impact our indebtedness.

We will likely require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses and debt repayment obligations, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we have raised and will likely need to continue to raise additional funds through equity, equity-linked, debt, offshore fund financings and offerings as well as disposal of assets in the future in order to meet our operating and capital needs. In this regard, at our annual general meeting, or AGM, held on June 27, 2024, our shareholders passed ordinary resolutions authorizing our board of directors to approve the allotment or issuance, in the 12-month period from the date of the AGM, of ordinary shares or other equity or equity-linked securities of our company up to an aggregate thirty percent (30%) of our existing issued share capital at the date of the AGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by our company). Additional debt or equity financing and offerings may not be available when needed or, if available, may not be available on satisfactory terms. The uncertainty in the global economy and politics and increased regulatory scrutiny have limited, and may continue to limit, our ability to raise, and our flexibility in raising, additional funds. Our inability to obtain additional funds through debt and/or equity financing and offerings, or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

In particular, if we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of the holders of our ordinary shares. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

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

Subject to the provisions of the New Articles, our Class B ordinary shares will automatically convert into Class A ordinary shares upon the occurrence of an automatic conversion event, which events include, among others, Mr. Huang having beneficial ownership in less than 2.75% of our issued share capital on an as converted basis, subject to certain exclusions. As of March 31, 2025, Mr. Huang beneficially owned (whether in the form of ordinary shares or ADSs) 57,789,176 ordinary shares, representing 3.6% of our total issued share capital.

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

As of December 31, 2022, 2023 and 2024, our accounts receivable, net of allowance for credit losses, amounted to RMB2,404.0 million, RMB2,493.1 million and RMB3,022.0 million (US$414.0 million). Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, increased from 81.1 days in 2022 to 91.4 days in 2023, and increased to 97.8 days in 2024, as a higher proportion of our contracts were billed quarterly in arrears as opposed to monthly in arrears. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be adversely affected.

Stringent regulatory requirements or restrictions on data center development may adversely affect our results of operations.

The development and operation of data centers in mainland China are subject to stringent regulatory requirements and various governmental authorizations are required to be obtained for the construction and operation of data centers, among which the fixed-asset investment project filings and energy conversation review opinions are the primary governmental authorizations for the construction and operation of data centers. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.”

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

Local requirements and regulatory practice have been further tightened following the announcement of the PRC government’s carbon neutrality policy initiative in 2021. For example, the Energy Bureau of Guangdong Province published the Notice on the Investigation and Punishment of Illegal Energy Use, the Notice on the Rectification of Data Center Projects Violating Laws and Regulations in Guangdong Province and the Letter on Cooperation in Taking Control Measures for Power Consumption of Projects Violating Laws and Regulation in June 2021, October 2021 and July 2022 respectively to strengthen the supervision of power consumption of data centers, required that data centers without energy conservation review opinion be ordered to shut down if rectification cannot be completed within the prescribed period and conditioned the approval of power supply and its installation applications on the receipt of the energy conservation review opinion. For more details and examples, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.”

In addition, artificial intelligence technologies have developed rapidly in recent years. Given that the computing power, which may rely on IDC and cloud services, exerts significant influence over artificial intelligence technologies, regulations, policies and rules with respect to new data center development have been issued in order to meet the demand for data and computing power. Meanwhile, the PRC government authorities specially promulgated certain laws to regulate the algorithmic recommendation and deep synthesis technology which are closely related to the generative AI technology since the end of 2021. The laws and regulations related to artificial intelligence technology and products are at an early stage of development and still evolving. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Artificial Intelligence.”

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

In mainland China, the government sets annual “Dual-Control” targets to limit the increase in electricity consumption in each province both in absolute terms and relative to GDP in order to conserve energy and reduce carbon emission. China’s central and local governments began implementing “Dual-Control” targets during the thirteenth Five-Year Plan, from 2016-2020. In September 2021, the NDRC issued the “Program for Improving the Dual-Control of Energy Consumption Intensity and Total Volume”, or the Program, which seeks to improve the original policy through promoting the achievement of the carbon peak and carbon neutrality. According to the Program, connection should be made between the issuance of energy conservation review opinion and the “Dual-Control” targets, and the energy consumption review of newly established heavy power-consuming projects shall be strictly controlled and coordinated with local “Dual-Control” targets. Following the Program, the Measures for the Energy Conservation Review of Fixed Asset Investment Projects, which was newly revised by the NDRC on March 28, 2023, and effective from June 1, 2023, further provides, among others, that the energy efficiency level and energy consumption of the project, together with the index for carbon emission and carbon emission intensity, and the carbon reduction measures (if applicable) shall be included in the energy conservation report in the application for the energy conservation review opinion. Local authorities in the Tier 1 markets have also imposed various stringent requirements as to the energy conservation review in connection with the “Dual-Control” targets. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.” These stringent regulatory requirements imposed by local authorities in the Tier 1 markets may also limit our ability to obtain the regulatory approvals for the development and operation of data centers, which are essential for us to obtain power supply and expand our business. If demand for power in a particular area exceeds the government consumption targets, we may not be able to access the increased power supply which we need to grow our business. Furthermore, local governments may take actions, such as suspending power supply, to reduce consumption to targeted levels. This may force us to rely on backup generators at higher cost, which may harm our financial condition and results of operations.

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

China’s regulatory regime regarding energy conservation has continued to evolve to achieve national targets for peak carbon consumption and carbon neutrality. The government has established platforms for trading of certified carbon emissions reductions, renewable power, and renewable energy certificates, the role of renewable energy certificates in energy conservation and carbon emission has been further emphasized and the increase of the proportion of renewable energy power consumption in industries including the data center industry, will be accelerated with a target of reaching a level of no less than the average level of the total national renewable energy power consumption standard by 2030, and the proportion of renewable energy power consumption in newly built data centers in national hubs should be over 80% and will be further increased from the baseline of at least 80%. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.” We note that local authorities, such as those in Beijing, Shanghai and Shenzhen, gradually incorporate data centers into carbon emission management by allocating carbon emission quotas to specific data center operators, after which, data center operators who are allocated carbon emission quotas are responsible for monitoring and reporting carbon emissions and are required to settle the carbon emission quotas within the prescribed time limit. Further, our customers increasingly request that we provide them with renewable energy solutions. We describe our approach to increasing renewable energy usage in our 2023 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on August 27, 2024.

Renewable energy supply is very limited in Tier 1 markets, as these markets are generally located in Chinese eastern regions and further from mainland China’s renewable sources. Although it can be expected that the supply of renewable energy will be more abundant in the long term and the entry of long-term power purchase agreements with new energy power generation enterprises may become a trend, we may not be able to obtain sufficient renewable energy supply or find alternative solutions to enable us to meet our targets or satisfy our customer requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation.” Furthermore, the price of feed-in electricity generated with new energy is currently unpredictable, and renewable energy may come at a cost premium. If we incur this premium, we may not be able to pass the cost to our customers, even though we expect that they will also be seeking to reduce their carbon footprint, which will negatively affect our future operating results and financial condition.

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

The NDRC is introducing gradual market-oriented reform to the power markets. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation.” As a result, we are starting to enter into direct power purchase agreements with power trading companies affiliated with power generators, while continuing to purchase through State Grid and Southern Grid. At this early stage of reform, we see power costs increasing. On May 9, 2023, the NDRC issued a Notice on Provincial Power Grid Transmission and Distribution Price and Related Matters within the Third Regulatory Period to announce provincial power grid transmission and distribution prices of the third regulatory period (June 2023 to May 2026), and since certain charges, including the power losses in grid distribution and the pumped storage capacity power charges, are accounted for separately and included in the announced prices, the prices of the third regulatory period are generally higher than those of the second regulatory period. While we believe ongoing reform may enable us to purchase power at normalized or even lower costs by purchasing through a competitive market in the long-term, power costs may remain elevated in the short to medium term, which may adversely affect our results of operations.

As part of the reform, in October 2021, the NDRC expanded the price range of coal-fired power generation, by expanding the range of transaction prices. The government raised the ceiling from 10% to 20% above the floor, which has allowed electricity tariffs to rise above historic levels. Additionally, it has been specified that the market transaction price of high energy-consuming enterprises is not subject to the 20% ceiling, and high energy-consuming industries are strictly forbidden from being granted electricity tariff discounts. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation.” Although there is a lack of a clear definition for “high energy-consuming enterprises” or “high energy-consuming industries”, data centers were mentioned alongside traditional high energy consuming industries, such as steel, electrolytic aluminum, cement and calcium carbide, by the NDRC when it came to the goal of “Dual-Control” under the Opinions on Enforcing Energy Efficiency Constraints to Promote Energy Conservation and Carbon Reduction in Key Fields published on October 18, 2021. Some local authorities have also considered data centers as a high energy consuming industry under certain documents related to energy conservation and the power markets. For example, the Beijing Development and Reform Commission, or the Beijing DRC, and other departments explicitly classified data centers as a high energy consuming industry in the Implementation Plan for Further Strengthening Energy Conservation in Beijing (2024 Version) published on January 29, 2024. The Zhejiang Provincial Development and Reform Commission made similar classification under the Implementation Opinions of Zhejiang Province on Establishing and Improving Ladder Electricity Tariffs for High Energy Consuming Industries and Penalty Electricity Tariffs for Unit Product Exceeding Energy Consumption Limits (Draft for Comments) published on October 3, 2021. With respect to specific enterprises who are subject to rules and regulations related to high energy consumption, the NDRC further required local authorities to publish a list of high energy-consuming enterprises based on the national energy efficiency benchmark in key areas of high energy consuming industries in connection with the power market system under the Notice on Signing and Performing Medium and Long Term Electric Power Contracts in 2023 published on December 2, 2022. While as of the date of this annual report, we have not been asked to pay electricity tariff above the 20% ceiling, there is a trend to designate data centers as a key industry in terms of high energy consumption and therefore we cannot assure you that we will not be considered as high energy consuming enterprises in the future, which will lead to the potential increase in power cost and may affect our capacity to recover such increased power cost from our customers. For more information about risks arising from fixed price agreements with our customers, see “—We enter into fixed price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.”

Furthermore, no matter at a state level or at a local level, policies have been rolled out to apply differential electricity tariffs to data centers. On August 24, 2024, the Cyberspace Administration of China, or the CAC, the NDRC, the MIIT, the Ministry of Natural Resources, the Ministry of Ecology and Environment, the Ministry of Housing and Urban-Rural Development, the Ministry of Transport, the Ministry of Agriculture and Rural Affairs, the SAMR, and the National Bureau of Statistics promulgated the Implementation Guidelines for Coordinated Digital and Green Transformation and Development, according to which, data centers have been specifically included in the scenario of application of differential electricity tariffs, with the electricity tariffs determined according to the actual operational PUE of data centers. Some local authorities, such as those in Jiangsu and Beijing, have promulgated regulations imposing punitive or differential electricity tariffs on data centers whose PUE or energy consumption exceeds the specified threshold. PUE is also influenced by our clients’ power usage during their move-in process, which is beyond our control. Fluctuations in our clients’ power consumption can lead to higher electricity tariffs, potentially having a negative impact on our operations.

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

The Implementation Plan and other policy documents identify eight computing hubs in eastern and western China, and designate ten data center clusters in specific locations within these hubs to complete the overall layout of the national integrated big data center system. We have started to develop and operate hyperscale data centers in some of the hubs designated by the “East Data and West Computation” policy to meet customer demand prior to the introduction of such policy and will continue to do so to meet increased customer demand. Most of our existing data center capacity, including area in service, area under construction and area held for future development is located within the four computing hubs in eastern China and a portion of it is in the ten designated data center clusters. We therefore believe our long-term strategy is aligned with the policy aims. Nevertheless, there are uncertainties on how the policy will be implemented in practice and how this policy will affect the customer demand. For example, according to the Implementation Opinions of the National Development and Reform Commission and Other Ministries and Commissions on In-depth Implementation of the “East-to-West Computing Resource Transfer Project” to Accelerate the Construction of a National Integrated Computing Power Network promulgated by the NDRC, the National Bureau of Data, the Office of the Central Cyberspace Affairs Commission, the MIIT and the National Energy Administration on December 25, 2023, in principle, no large or extra-large data centers shall be newly constructed outside the aforementioned computing hubs. According to the Notice on Issuing the Special Action Plan for the Green and Low - Carbon Development of Data Centers promulgated by the NDRC, the MIIT, the National Energy Administration and the National Bureau of Data on July 3, 2024, newly - built large and extra - large data centers should be primarily located within the scope of the clusters of national data center hubs under the integrated national computing power network, and the national hubs, provincial data centers and edge data centers shall be arranged in an orderly manner at different levels. Furthermore, in principle, no new data center clusters, large data center or extra - large data center may be planned or constructed in cities where existing data centers have been in operation for over one year with an overall utilization rate of less than 50%. By the end of 2025, over 60% of the newly - added computing power nationwide is projected to be in the hubs, and the utilization rate of computing resources in these hubs will be significantly higher than the national average. Following these rules and regulations, government authorities may allocate more energy quota to certain areas within the ten designated data center clusters where we have not yet secured resources and remove favorable land and tax policies in areas outside such data center clusters where we have already secured resources, which may have adverse effects on our business.

In addition, more stringent regulatory requirements in terms of key aspects such as PUE and utilization rate have been imposed in the designated data center clusters following the introduction of “East Data and West Computation” policy. For example, the NDRC, CAC, MIIT and National Energy Administration jointly published the Reply on Agreeing the Construction of National Integrated Computing Hubs in Chengdu-Chongqing Region on February 7, 2022 to provide that the average utilization rate of data centers in Tianfu and Chongqing data center clusters shall be no less than 65% and the PUE of these data center clusters shall be at or below 1.25. The Shanghai Commission of Economy and Informatization, or the Shanghai CEI, and the Shanghai Development and Reform Commission, or the Shanghai DRC, jointly issued the Implementation Plan for Carbon Peak in Shanghai’s New Infrastructure Field on November 29, 2022 to provide that the PUE of data centers which are located in the Yangtze River Delta hub shall be at or below 1.25 during the Fourteenth Five-year plan period. The Shanghai CEI, the Shanghai DRC, Shanghai Municipal Finance Bureau, the Shanghai Branch of PBOC, the Shanghai Municipal Tax Service of STA, Shanghai Municipal Administration for Market Regulation and Shanghai Office of the National Financial Regulatory Administration jointly published a Notice on Issuing the Special Campaign for Promoting Large - scale Equipment Renewals in Industrial Fields and Expanding the Application of Innovation Products in Shanghai on May 31, 2024, according to which, the PUE of newly constructed data centers shall be at or below 1.25 and “outdated, small and scattered” data centers shall be included in the catalog of restricted and phased - out industries, and the PUE of such data centers shall aim to be at or below 1.4 after upgrade. The Sichuan DRC, the Sichuan Commission of Economy and Informatization, the Sichuan Communications Administration of, and the Sichuan Energy Bureau jointly published an Action Plan for High - Quality Development of Sichuan Province’s Computing Power Infrastructure (2024 - 2027) on November 15, 2024, according to which, the PUE of data centers shall in average be below 1.3 by 2027. In addition, the NDRC, CAC, MIIT and National Energy Administration jointly published the Reply on Agreeing the Construction of National Integrated Computing Hubs in Guangdong-Hong Kong-Macao Greater Bay Area on February 7, 2022, and the Guangdong Development and Reform Commission, or the Guangdong DRC, and the Department of Industry and Information Technology of Guangdong Province, or the Guangdong IIT, jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers on December 2, 2022, according to which, 1) the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25 while the average PUE of other data centers in Guangdong province shall be at or below 1.3; and 2) the average utilization rate of data centers in Shaoguan data center cluster shall be no less than 65% while the average utilization rate of other data centers in Guangdong province should aim to be no less than 80%. While we have been making every effort to develop and operate our data centers in some of the hubs designated by the “East Data and West Computation” policy in compliance with the relevant regulatory requirements, we cannot assure you that we have complied, and will be able to comply with the required regulatory requirements for all our data centers in a timely manner or at all due to the constantly evolving regulatory requirements and practices.

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

We incurred net losses of RMB1,266.1 million and RMB4,285.4 million in 2022 and 2023, respectively. Although we recorded net income of RMB3,303.8 million (US$452.6 million) in 2024 primarily due to gain on deconsolidation of DayOne, we may incur losses in the future. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center capacity, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to renew on the same terms including same price or same commitment of utilization (see “—Our customer agreement commitments are subject to reduction, potential cancellation and non-renewal upon expiry; if renewed, the renewal may be at lower pricing terms or for a lower commitment of utilization”), our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in mainland China, as well as general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in data center capacity, increased headcount and increased utility expenses.

The data center business is capital-intensive. Constructing, developing and operating our data centers require significant capital expenditures. We need to fund these costs with various forms of financing, in addition to cash retained from operations. We have historically funded data center development through additional equity or debt financing. We expect to continue to fund future developments through debt financing, capital recycle from asset monetization or through the issuance of additional equity securities if necessary and when market conditions permit. If we are unable to secure such additional financing, it will have a material adverse effect on our business and we may have to limit operations in a manner inconsistent with our development plans. If additional funds are raised through the issuance of equity securities or convertible debt securities, it will be dilutive to our shareholders and could result in a decrease in our stock price. In addition, if there are other factors that negatively impact our cash flow, such as the credit risk associated with accounts receivable or the ability to recover VAT on a timely basis, our cash flow and ability to fund our operations and capital expenditures would be negatively affected. If we are unable to obtain requisite financing needed to fund our planned operations and expansion, it would have a material adverse effect on our business.

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

Furthermore, we generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. As of March 31, 2025, most of our data centers (self-developed and third-party) were located in our Tier 1 markets. Several of our data centers are located on campuses or clusters in close proximity to each other in specific districts within our Tier 1 markets. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

We have in the past experienced, and may in the future experience, interruptions in service due to power outages or other technical failures or for reasons outside of our control, including a service interruption that caused system downtime to certain banking and financial institution customers and other customers. These interruptions in service, regardless of whether they result in breaches of the service level agreements we have with customers, may negatively affect our relationships with customers, including resulting in customers terminating their agreements with us or seeking damages from us or other compensatory actions. Interruptions in service may also have consequences for customers, such as banking and financial institutions, that are under the oversight of industry regulators, including the State Administration for Financial Regulation, or SAFR, and other PRC regulatory agencies. In response to such interruptions in service, industry regulators have taken, and may in the future take, various regulatory actions, including notifications or citations to our customers, over which they have oversight. Such regulatory actions with respect to our customers, including banking and financial institutions, could negatively impact our relationships with such customers, lead to audits of our services, inspections of our facilities, place restrictions or prohibitions upon the ability of such institutions to use our services, and thereby negatively affect our business operations and results of operations. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure and sourcing, designing the best facilities possible and implementing rigorous operational procedures to maintain programs to manage risk. However, we cannot assure you that such interruptions in service will not occur again in the future, or that such incidents will not result in the loss of customers and revenue, our paying compensation to customers, reputational damage to us, penalties or fines against us, and would not have a material and adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions.” Service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with customers and materially and adversely affect our business.

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

Our operations are subject to hazards and risks normally associated with the daily operations of our data center facilities. Currently, we maintain insurance policies in the following categories: construction and erection all risks, business interruption, property all risks, public liability, cybersecurity liability, directors and officers liability, employer liability and commercial employee insurance. Our business interruption insurance includes coverage for gross loss; our property all risks insurance includes coverage for equipment breakdowns; and our commercial employee insurance includes employee group insurance and senior management medical insurance. We believe our insurance coverage adequately covers the risks of our daily business operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations and subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

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

Most of our self-developed data centers are located in properties that we hold under long-term leases. Such leases generally have 15 to 20-year terms from inception. In some instances, we may negotiate an option to purchase the leased premises and facilities or a right of first refusal for the renewal of the existing leases according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into one agreement in respect of a data center in operation with a party who has not produced evidence of proper legal title of the premises, and although we may seek damages from the party, the lease may be void and we may be forced to relocate. The agreement is in relation to one leased data center which collectively accounted for approximately 0.03%, 0.12% and 0.34% of our revenues in the years ended December 31, 2022, 2023 and 2024, respectively, and approximately 0.4%, 0.3% and 0.3% of total area committed as of December 31, 2022, 2023 and 2024, respectively. Eleven of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers or from any major contract with any customer could adversely affect our financial condition and results of operations.

We consider our customers to be the end users of our services. We may enter into agreements directly with our customers or provide services to our customers through agreements with intermediate contracting parties. See “Item 4. Information on the Company—B. Business Overview—Our Customers.”

We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had two customers that generated 25.3% and 20.0% of our total net revenue, respectively, in 2022, two customers that generated 28.3% and 17.1% of our total net revenue, respectively, in 2023, and two customers that generated 29.0% and 14.4% of our total net revenue, respectively, in 2024. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2024, we had two customers who accounted for 33.7% and 14.3%, respectively, of our total area committed. No other customer accounted for 10% or more of our total area committed. Moreover, for several of our data centers, a limited number of customers accounted for or are expected to account for a substantial majority of area committed or area utilized, including some cases where a single customer accounted for all area committed or area utilized.

Delay of customer move-in results in less area utilized by the customer which is already committed. If the customer’s move-in time is longer than the typical committed move-in period of 12 to 24 months, the customer may either pay the minimum billable amount or we may renegotiate with the customer on a case by case basis. If there are contract early terminations or non-renewal in relation to these customers, then our net revenue and results of operations would be materially and adversely affected. Our churn rate, which we define as area terminated or expired without renewal during the quarter divided by total area utilized at the end of the preceding quarter, averaged approximately 1.4% and 1.2% in 2023 and 2024, respectively. There are a number of factors that could cause us to experience early termination or non-renewal of contracts. Because many of our agreements involve services that are mission-critical to our customers, any failure by us to meet a customer’s expectations could result in cancellation or non-renewal of the agreement. Moreover, as a single major contract may relate to a significant amount of area committed and utilized, accordingly, higher churn can create uncertainty and lack of stability in our maintaining consistent area committed and area utilized, therefore our revenue can be adversely affected by higher churn rate or by the termination of any one or more major contract.

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

Our major customers operate in a limited number of industries, particularly in the cloud services and internet sector. As of December 31, 2024, for continuing operations, customers from the cloud services and internet sector accounted for 55.1% and 31.8% of our total area committed, respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services and internet sector. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the revenue derived from such customers.

We enter into fixed price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.

Our data center services are generally provided on a fixed price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed price agreements, we bear the risk of failing to accurately estimate our projected costs, including power costs as we may not accurately predict our customer’s ultimate power usage once the agreement is implemented, and failing to efficiently utilize our resources to deliver our services, and there can be no assurance that we will be able to reduce the risk of estimating, planning and performing our agreements. In light of the NDRC’s market-oriented reforms for coal-fired power, electricity prices may fluctuate while the reforms are being implemented at various levels of government. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation.” For fixed priced agreements, we may absorb higher power costs which may result in higher cost of revenue. Any failure to accurately estimate the resources and time required for a project, or any other factors that may impact our costs, could adversely affect our profitability and results of operations.

We may be unable to maintain current pricing levels for our data center services in China, and a continued or accelerated decline in market prices could materially and adversely affect our revenue, margins and overall financial performance.

Despite continued demand growth for digital infrastructure and cloud services in China, the data center industry has experienced a sustained downward trend in service pricing in recent years. This trend reflects a combination of structural and cyclical pressures, including significant new capacity coming online, intensified competition from both domestic and international providers, evolving customer preferences, and increased pricing transparency. In particular, hyperscale and large enterprise customers, which represent a substantial portion of our revenue base, often possess considerable bargaining power and leverage economies of scale to negotiate lower rates, longer payment terms, or other commercial concessions.

Although we strive to maintain or improve pricing in our customer contracts through value-added services, premium locations, and high service quality, there can be no assurance that we will be able to sustain our historical pricing levels. As industry supply continues to expand, particularly in key Tier 1 and emerging Tier 2 markets, we may be required to enter into new or renewed customer agreements at lower rates or less favorable terms. In some cases, we may face pressure to offer volume-based discounts or extended move-in periods to secure or retain strategic clients.

Furthermore, certain regulatory and macroeconomic developments, such as government-imposed limitations on power usage by data centers, regional planning constraints, or shifting customer investment strategies, could contribute to excess capacity in specific markets, further exacerbating pricing pressure. These dynamics are especially pronounced in certain municipalities where approval pipelines have led to concentrated development, intensifying competition and pushing down utilization rates across operators.

A sustained decline in pricing for our data center services could significantly impact our revenue growth, gross margins, and return on invested capital, particularly given the high fixed cost structure and capital intensity of our business. Declining average revenue per square meter or per kilowatt could also impair our ability to recover upfront capital expenditures and reduce the attractiveness of new development projects.

If pricing pressure continues or intensifies, and we are unable to offset the impact through cost efficiencies, operational scale, or higher-value service offerings, our business, financial condition and results of operations could be materially and adversely affected.

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

Our operations expose us to risks related to export controls and economic and trade sanctions. In recent years, the U.S. government and other governments have threatened and/or imposed export controls, economic sanctions, or other trade restrictions on a number of China-based technology companies, including Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, as well as taken other actions against Huawei and related persons. This has raised further concerns as to whether, in the future, China-based companies, including us, may be subject to additional regulatory challenges or enhanced restrictions in a wide range of areas such as data security, telecommunications, artificial intelligence, cloud computing, semiconductor manufacturing, technologies deployed for surveillance purposes, import/export of technology or other business activities. We may also face restrictions on transactions with certain customers, business partners and other persons.

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

Geopolitical tensions have led to adverse trends in the areas of trade, technology and finance between China and the United States and these adverse trends may continue, which could negatively affect our business operations and results of operations.

In recent years, the bilateral relationship between China and the United States has been marked by intense conflicts between the two countries in trade, technology and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China and Chinese companies. Uncertainty about the future relationship between China and the United States has increased in recent years due to, among other things, export controls, economic and trade sanctions which have been imposed and/or threatened by the U.S. government on a number of Chinese technology companies, some of which are existing or potential customers and/or suppliers to us. These have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other Chinese technology companies, including us, in a wide range of areas such as data security, emerging technologies, semiconductor manufacturing, artificial intelligence, cloud computing, outbound investment, “dual-use” commercial technologies and applications that could be deployed for surveillance or military purposes, import/export of technology or other business activities.

For instance, in August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. In October 2022, the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, released broad changes in export control regulations, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. In October 2023, BIS issued updated and strengthened export controls restricting the export to China of advanced computing semiconductors, semiconductor manufacturing equipment and supercomputing items, that are intended to restrict China’s ability to purchase and manufacture advanced chips, enhancing controls under the previous regulations from October 2022. More recently, in December 2024, BIS introduced additional export controls on advanced computing and semiconductor manufacturing items, and in January 2025, BIS issued additional rules expanding controls worldwide on advanced computing integrated circuits and model weights for AI models. On January 20, 2025, President Trump issued a memorandum titled “America First Trade Policy” directing the Department of Commerce to review existing measures to enhance export controls and eliminate loopholes. This review could lead to additional AI-related controls against China as well as potential restrictions on the provision of certain kinds of AI-related cloud-computing services globally to China-based companies.

Furthermore, the U.S. has adopted new laws and regulations limiting cross-border data transfer. For example, on December 27, 2024, the U.S. Department of Justice issued a final rule implementing Executive Order 14117 of February 28, 2024 “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” Effective on April 8, 2025, this final rule aims to prohibit and restrict certain data transactions involving access to U.S. sensitive personal data or U.S. government-related data by countries of concern, including China, and by covered persons, including us.

These restrictions or regulations, and similar or more expansive restrictions or regulations that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to provide services to our existing or potential customers as well as our and our customers’ ability to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. For instance, the development and adoption of AI technologies in China may rely on access to semiconductor manufacturing items and advanced computing software and hardware, including integrated circuits and model weights for AI models. The U.S. government has placed stringent export controls on some of these items and may continue to expand and tighten these restrictions going forward. To the extent that companies in China, including our customers in China, are unable to access alternative sources of such restricted items, including advanced computing software and hardware, with comparable operating performance and cost-efficiency, the development and adoption of AI technologies in China may be negatively impacted. This could, in turn, reduce AI-related demand for data centers in China. There can be no assurance that the current and/or future restrictions or regulations implemented by the U.S. government, or authorities in other jurisdictions, and related developments, will not have a negative impact on our business operations or reputation.

In addition, new sanctions or export control restrictions targeting our existing or potential customers and/or suppliers of ours or any other parties that have business relationships with us or our affiliates, or our company may result in significant interruption in our business, regulatory investigations and reputational harm to us. Media reports on alleged violation of export control or economic and trade sanctions or data security and privacy laws, by us or by our customers or suppliers, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions or data security and privacy laws and rules, even in situations where the potential amount or fine involved may be relatively small, our businesses could be severely interrupted and our reputation could be significantly harmed.

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

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in these jurisdictions, as well as DayOne’s business and operations and our investment in DayOne, and our financial condition and results of operations. In particular, the U.S. government has advocated for and taken steps towards restricting trade in certain goods, particularly from China. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no certainty as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. For example, in September 2024, the United States implemented tariff increases on certain goods and technologies imported from China, including electric vehicles, chips, battery technologies, solar panels, certain medical equipment and other goods. In addition, on February 1, 2025, President Trump issued an executive order imposing a 10% tariff on imports from China, which was amended on March 3, 2025, raising tariffs on imports from China to 20%. More recently, on April 2, 2025, President Trump imposed an additional 34% tariff on all imports from China, which was subsequently increased to 125% on April 9, 2025. The United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. On December 6, 2024, the U.S. Department of Commerce issued a final rule titled “Securing the Information and Communications Technology and Services Supply Chain” pursuant to Executive Order 13873 of May 15, 2019. This final rule, which came into effect on February 4, 2025, establishes procedures for reviewing and potentially prohibiting or restricting certain transactions involving the provision of information and communications technology and services, including cloud-computing services, by China-based companies to the U.S. Furthermore, the U.S. Department of Commerce Bureau of Industry and Security has announced that it is developing the ICTS Class Rule: Cloud Computing and Data Center Products and Services notice of proposed rulemaking to place controls on cloud computing products and services and data center products and services provided by China-based companies in the U.S. market.

In addition, the United States has been considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, the Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us and our related entities, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies or delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of our company or our related entities, whether or not they are listed on U.S. exchanges, and holders of our debt and equity securities may be required or forced to divest, which could result in significant loss to them. In November 2020, the U.S. administration issued U.S. Executive Order 13959, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom Corporation Limited, China Mobile Limited and China Unicom (Hong Kong) Limited were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to include Chinese defense and surveillance technology companies. In April 2023, certain U.S. senators also called for the imposition of sanctions on Chinese cloud companies.

In addition, in October 2024, the U.S. Treasury Department issued a final rule titled “Provisions Pertaining to U.S. Investments in Certain National Security Technologies and Products in Countries of Concern” to implement Executive Order 14105 of August 9, 2023 (the “Outbound Investment Rule”). The Outbound Investment Rule establishes a new national security regulatory framework, aimed at restricting outbound investment from the United States in specific sensitive industries and sectors in China (including the Special Administrative Regions of Hong Kong and Macau). This rule, which became effective on January 2, 2025, specifically targets investments involving any “covered foreign person” which includes persons and entities associated with countries of concern, currently only China, that engage in certain activities in three sectors: (i) semiconductor and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. Depending on the activity in question, the Outbound Investment Rule imposes obligations on U.S. persons, either prohibiting, or requiring notification to the U.S. government concerning, “covered transactions,” which is defined to include, among other things, acquisitions of equity interests or provision of certain debt financing to covered foreign persons, brownfield or greenfield investment in China, or entry into a joint venture with a covered person, unless an enumerated exception applies, such as investment in publicly traded securities (such as the ADSs).

While we do not currently believe that GDS Holdings Limited is a covered foreign person, the Outbound Investment Rule is new and there are significant uncertainties in how the regulation will be applied, interpreted and enforced. The Outbound Investment Rule could still result in limitations to our ability to raise additional capital or contingent equity capital from U.S. investors, and our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our business, financial condition and prospects. In addition, on February 21, 2025, President Trump issued a memorandum titled “America First Investment Policy,” instructing the U.S. Treasury Department and other regulatory agencies to explore the expansion of sectors and technologies covered by the Outbound Investment Rule. The U.S. government may potentially broaden the scope of this rule and/or implement additional laws and regulations to further restrict outbound investment from the U.S. to, or involving, China.

China and other countries have retaliated and may further retaliate in response to new trade policies, investment restrictions, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States, in 2018 and 2019, China announced it would stop buying U.S. agricultural products and imposed tariffs on over US$185 billion worth of U.S. goods. Although China subsequently granted tariff exemptions for certain U.S. products as a result of trade talks and the phase one trade deal agreed with the United States, it is uncertain whether there will be any further material changes to China’s tariff policies. On February 4, 2025, in response to the executive order issued by President Trump on February 1, 2025, China announced retaliatory tariffs on a set of energy and manufactured products imported from the U.S., which took effect on February 10, 2025. On March 4, 2025, in response to the U.S. government’s announcement of an additional 10% tariff on all Chinese exports to the U.S., China imposed a package of countermeasures targeting the United States, including additional tariffs of up to 15% on key U.S. agricultural products, effective on March 10, 2025. On April 4, 2025, following the U.S. government’s announcement of an additional 34% tariff imposed on all Chinese goods, China responded with a new set of countermeasures, including a reciprocal 34% tariff on all imports from the U.S. Subsequently, on April 10, 2025, as a further response, China raised tariff on all imports from the U.S. to 125%.

The future relationship between China and the United States remains uncertain, and there can be no assurances that the United States or China will not increase tariffs or impose additional tariffs in the future. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, and may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. If these measures and tariffs affect any of our customers and their business results and prospects, their demand for, or ability to pay for, our data center services may decrease, which would materially and adversely affect our results of operations. In addition, if China were to increase the tariff on any of the items imported by our suppliers from the U.S., they might not be able to find substitutes with the same quality and price in China or from other countries. As a result, our costs would increase and our business, financial condition and results of operations would be adversely affected.

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

The laws and regulations regarding VATS licenses in the PRC are relatively new and are still evolving, and their interpretation and implementation involve uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries not included in the Special Management Measures (Negative List) of the Catalog are permitted industries. Industries such as VATS, including internet data center services, are restricted or prohibited to foreign investment. The Special Management Measures (Foreign Investment Permitted Negative List) of the Catalog has been superseded by the Special Management Measures (Negative List) for the Access of Foreign Investment (2018), the Special Management Measures (Negative List) for the Access of Foreign Investment (2019), the Special Management Measures (Negative List) for the Access of Foreign Investment (2020), the Special Management Measures (Negative List) for the Access of Foreign Investment (2021) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2024), and the Encouraged Foreign Investment Industry Catalog has been superseded by the Encouraged Foreign Investment Industry Catalog (2019), the Encouraged Foreign Investment Industry Catalog (2020) and the Encouraged Foreign Investment Industry Catalog (2022). On September 6, 2024, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2024), which became effective on November 1, 2024. Foreign investment in VATS (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List (2024). Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. On April 10, 2024, the MIIT released the Circular on the Pilot Scheme for the Further Opening of Value-Added Telecom Services to Foreign Investment, or the VAT Circular, announcing that China will remove foreign ownership restrictions on certain VATS provided within domestic Pilot Areas, and following the VAT Circular, the relevant local Communications Administrations in Beijing, Shanghai, Shenzhen and Hainan successively released the relevant guidelines on the application of VAT licenses within the Pilot Areas. However, the relevant regulatory authorities would have discretion in granting approval on the VAT licenses under the VAT Circular. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations on Foreign Investment Restrictions.” Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in mainland China and the procedures and requirements for obtaining such licenses.

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

As of December 31, 2024, we operated an aggregate net floor area of 4,613 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

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

We face significant risks associated with our minority equity investment in DayOne, our former consolidated subsidiary and current equity investee company, including lack of control, limited visibility and exposure to complex international markets, any of which could materially and adversely affect our financial results and the value of our investment.

Following the closing of DayOne’s Series B equity financing on December 31, 2024, we hold a 35.6% equity interest in DayOne, our former consolidated subsidiary and international business unit, now accounted for as an equity investee and as discontinued operation under U.S. GAAP. DayOne develops and operates data centers across Southeast Asia and Northeast Asia, including in Singapore, Malaysia, Indonesia, Thailand, Hong Kong and Japan. Although DayOne continues to be a significant contributor to our overall results of operations and shareholder value, we no longer have control over DayOne’s strategic direction, operational decisions or business execution. Although we remain a major shareholder in DayOne and have board appointment rights, we do not have full voting control, board control or other governance rights that would allow us to control and direct DayOne’s decisions or operations.

As a minority investor, we are exposed to substantial risks associated with our lack of control and limited ability to protect our interests. We are not able to direct DayOne’s business plans, investment pacing, risk management, financial discipline or compliance practices. Our ability to protect the value of our investment is dependent on the actions and performance of DayOne’s other shareholders, all of which are also minority investors, board and management team, over whom we have no direct authority. Furthermore, we have limited visibility into DayOne’s day-to-day operations, long-term financial planning or risk exposures, all of which could materially affect our investment return.

Furthermore, there is significant uncertainty as to how and when we may be able to recover or realize value from our investment in DayOne. While we have the right to initiate an initial public offering for DayOne, subject to certain qualifications under the terms of the shareholders agreement with DayOne, given that we do not control DayOne or its exit strategy, we may not be able to monetize our equity stake in a timely manner or at a desirable valuation. There can be no assurance that DayOne will pursue a liquidity event or that any such transaction would provide a favorable return to us. In addition, as a privately held company, DayOne’s shares may be illiquid, and we may not have the ability to sell or transfer our stake on acceptable terms or at all. The value of our investment may also be impaired if DayOne’s business underperforms, incurs further losses or fails to meet its development or financing goals. There can also be no certainty that DayOne will be financially able to issue dividends, or if it is able that it will determine to do so.

Our minority investment in DayOne also exposes us to a variety of risks related to international operations in markets that differ significantly from our core business in mainland China. The development, construction and operation of data centers in Southeast Asia and other international markets involve substantial regulatory, legal and operational complexity. DayOne is required to navigate local zoning regulations, environmental laws, telecommunications rules, tax codes, construction permitting, land use approvals, and other legal and compliance frameworks across multiple jurisdictions, some of which are still developing and may be inconsistent or conflicting across regions.

In particular, the success of DayOne’s projects depends on obtaining timely approvals from local governments and coordinating with third-party contractors, utilities and network carriers. DayOne’s ability to secure adequate and redundant power and network connectivity in countries such as Singapore, Malaysia and Indonesia is essential to supporting customer deployment, and any failure to do so could limit its ability to attract or retain key customers. DayOne’s expansion in Southeast Asia also depends heavily on market demand from customers who wish to grow their IT presence in these regions. Any changes in customer strategy, reduced demand or delayed deployments could result in underutilized capacity, which would negatively impact DayOne’s financial performance and, in turn, our investment income.

Additionally, DayOne faces increased operational risk associated with large capital expenditures and long development cycles. The data center industry in these markets is highly competitive, with both global and regional operators investing aggressively in capacity. If DayOne is unable to achieve economies of scale, secure customer pre-commitments, or execute efficiently, it may incur significant costs without generating commensurate revenue, which would adversely affect our investment returns. Delays, cost overruns or disputes with local contractors or vendors could further impair project timelines and profitability.

Moreover, each of these jurisdictions presents unique political, economic and regulatory risks. Shifts in data sovereignty laws, tax policies, labor regulations or trade policies could increase operating costs or hinder DayOne’s ability to do business. Compliance failures or legal violations in any of these countries could result in fines, loss of licenses or reputational harm. Any such event could materially reduce the value of our investment and expose us to reputational and financial risks despite our minority role. While we remain optimistic about the long-term growth of digital infrastructure in Southeast Asia and Northeast Asia, there is no guarantee that DayOne will be able to execute its strategy successfully or deliver returns that justify our investment. Loss from operations of discontinued operations, net of income taxes related to DayOne was RMB161.6 million, RMB359.4 million and RMB400.8 million (US$54.9 million) in 2022, 2023 and 2024, respectively. Given the scale and capital intensity of international data center projects, we expect DayOne will continue to incur substantial costs in the near term, and our investment income and financial results will remain sensitive to its performance. Our continued reliance on DayOne as a significant equity investee introduces material uncertainty and volatility to our financial results. Any deterioration in DayOne’s business or external environment could materially and adversely affect our profitability, financial condition, and ability to generate shareholder value.

While we are indemnified by DayOne in accordance with the contractual arrangements between DayOne and us, our guarantees and undertakings for DayOne might expose us to potential liabilities and complex financial assessments following the deconsolidation.

Prior to our deconsolidation of DayOne, we provided certain guarantees and undertakings for DayOne in connection with certain DayOne’s bank facilities, lease agreements and customer agreements, which would continue to exist after the deconsolidation.

While DayOne has the obligation to indemnify us under our agreement with DayOne, such guarantees or undertakings may expose us to financial liabilities that could materially adversely affect our balance sheet and cash flow, especially if the underlying projects do not perform as anticipated. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Our Associate.” Furthermore, these arrangements were established prior to our deconsolidation of DayOne on December 31, 2024, which complicates the assessment of their impact on our financial position and operational flexibility. In addition, we cannot assure you that any request for early repayment under the loan agreements, or early termination of leases or customer agreements and any damages payable to counterparties under these agreements, would not result in disputes or litigation. Any disagreements regarding the terms of the agreements or the extent of liabilities could potentially escalate into legal disputes and negatively affect our financial standing.

If we are unable to monetize our existing data center assets, our business, results of operations and financial condition may be materially and adversely affected.

Our business, results of operations and financial condition partly depend on our ability to monetize our existing data center assets while continuously investing in new data center projects and acquisitions. We are working on various kinds of asset monetization transactions, such as public REITs, ABS Scheme, data center funds, joint ventures, sale and lease-back arrangements and private asset sales. For example, in March 2025, we entered into definitive agreements to monetize a 70% equity interest in several of our data centers through the ABS, with the transaction backed by top-tier institutional investors, led by China Life Insurance Company Limited. As of the date of this annual report, the ABS have been successfully issued and listed in the Shanghai Stock Exchange. However, there are additional risks associated with these transactions, including uncertainties in meeting performance targets and potential impacts on our proceeds, which could affect our contingent consideration and therefore our financial obligations under existing undertakings. We also face a number of challenges that may affect our ability to successfully execute such asset monetization transactions, including:

●	the highly complex and lengthy process in securing regulatory approvals for the issuance and listing of REITs;
●	highly complex structuring requirements, in order to comply with PRC regulations applicable to the data center sector business and industry in mainland China;
●	potential market price volatility of the ABS and REITs and the impact of the underlying project performance on the cash flow and valuation of the ABS and REITs;
●	our ability to continue to take responsibility for colocation and managed services delivery and operations under relevant customer agreements for our existing data center assets, given the highly demanding and complex nature of such agreements;
●	intense competition for financing generally, and alternative investment opportunities may be available on more favorable terms to investors;
●	challenges in securing sufficient investor interests for our operational or development data center assets and successfully negotiating mutually acceptable commercial and legal terms for the proposed transactions; and
●	limited investor willingness to transact in the data center sector in China as there is not a well-established market with any generally accepted valuation benchmark for this asset class.

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

The assets we sold in the monetization program involving the ABS Scheme and failure to comply with relevant laws and regulations may adversely impact our financial performance and profitability and may subject us to potential liabilities.

The future performance of the assets we sold under the monetization transaction involving the ABS Scheme may adversely affect the returns on our long-term investment in the ABS and impact our financial performance. Although the underlying assets have been deconsolidated following the sale, we remain exposed to certain financial outcomes based on their future performance. Specifically, our returns from the ABS could be adversely impacted in several ways. First, a portion of the consideration payable to us under the asset sale agreement is contingent upon the performance of the underlying assets. If these assets underperform, we may receive reduced contingent consideration or none at all. In addition, we re-invested part of the cash proceeds from the asset sale into the ABS Scheme, which is accounted for as a long-term investment. Any deterioration in the financial results of the underlying projects may result in lower-than-expected dividends from the ABS over the life of the securities. Finally, our ability to realize value from the ABS investment, whether through a sale of the ABS or upon the liquidation of the underlying assets, depends on the operational and financial performance of those assets. A decline in asset value or market demand at the time of liquidation may lead to diminished returns. Any of these factors could negatively affect our profitability, financial condition, and ability to generate stable long-term returns.

We are also subject to regulatory and compliance risks arising from the evolving legal framework governing ABS and public REITs in China. The legal and regulatory environment for ABS in China is relatively new and continues to develop. In 2014, the CSRC issued the Administrative Provisions on Asset Securitization of Securities Companies and Subsidiaries of Fund Management Companies and related guidelines, which set out requirements for participants in securitization transactions traded on exchange market regulated by the CSRC. As the original right holder in our ABS transaction, we are required under these regulations to provide timely, accurate and complete information to the ABS manager. While we have not been subject to penalties to date, uncertainties remain regarding the interpretation and future application of these regulatory requirements, and there is no assurance that we will not be subject to regulatory scrutiny or penalties in the future as the ABS framework continues to evolve. Additionally, the REITs market in China is subject to complex supervision and regulatory changes, and any future involvement in public REITs could expose us to additional compliance obligations and regulatory risks. Any developments or compliance failures related to ABS and REITs could materially and adversely affect our financial results and business operations.

As data security and data privacy laws and regulations involve uncertainties, any non-compliance with such laws and regulations may subject us to fines and/or other sanctions which may have a material adverse effect on us.

The cross-border transfer of data raises data security concerns for the governments in which we operate and the companies who are our customers and suppliers. Our ability to develop profitable data centers is dependent on acceptance and implementation of a data management framework and cross border flows transferring data across borders. We are cooperating with government authorities to clarify our concerns regarding data protection, but there can be no assurance that a data management framework will be fully accepted by market participants such that cross-border transfer of data will no longer raise data privacy concern, which will affect our ability to develop data centers and attract customers to them. Furthermore, as existing laws and regulations regarding data security involve uncertainties, we cannot assure you that we will comply with such laws and regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have a material adverse effect on our business, operations and financial condition as well as price of our securities.

We have expanded in the past and may continue to expand in the future through acquisitions of other companies, each of which may divert our management’s attention, result in additional dilution to shareholders or use resources that are necessary to operate our business.

In the past, we have grown our business through acquisitions and we may continue to evaluate and enter into discussions regarding potential strategic acquisition transactions and alliances to further expand our business, and, from time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. However, such pending acquisitions are subject to uncertainties and may not be completed due to failure to satisfy all closing conditions as a result of inaccuracy or breach of representations and warranties of, or non-compliance with covenants by, either party or other reasons. If we are presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including data centers, that are complementary to our core business. Our integration of the acquired entities or assets into our business may not be successful and may not enable us to generate the expected revenues or expand into new services, customer segments or operating locations as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, litigation, corrupt practices of prior owners, problems with data center design or operation, or other issues not discovered in the due diligence process or addressed through acquisition agreements, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and customers as a result of our integration of new businesses.

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

The conflict between Russia and Ukraine, and between Israel and Hamas, as well as escalating trade wars between the U.S. and its trading partners have significantly impacted global economic markets. We cannot predict the progress or outcome of these situations as the conflict and governmental reactions continue to evolve. In particular, the rising trade tensions between the U.S. and its trading partners are generating significant economic uncertainty and hindering investment decisions. Prolonged unrest, intensified military activities, and more extensive economic or trade sanctions could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, financial condition, liquidity and business outlook. Any disruptions or continuing or worsening slowdown in the global economy or the PRC economy, whether as a result of the Russia-Ukraine conflict, the Israel-Hamas conflict, escalating international trade wars and uncertainty about the future relationship between the PRC and the U.S., or other reasons, could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have a negative impact on our business, financial condition and results of operations. A decrease in economic activity, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers’ expenditures and, as a result, may also adversely affect our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet our liquidity needs. Any periods of continuing or worsening increased or heightened volatility in financial, equity and other markets, particularly due to investor concerns relating to the Russia-Ukraine conflict, the Israel-Hamas conflict, trade war or uncertainty about the future relationship between the PRC and the U.S., could limit our ability to raise funds, pursue further business expansion and maintain revenue growth. See “—The uncertain economic environment may have an adverse impact on our business and financial condition” above.

Our success depends to a substantial degree upon our senior management, including Mr. Huang, and key personnel, and our business operations may be negatively affected if we fail to attract and retain highly competent senior management.

We depend to a significant degree on the continuous service of Mr. Huang, our founder, chairman and chief executive officer, and our experienced senior management team and other key personnel such as project managers and other middle management. If one or more members of our senior management team or key personnel resigns, it could disrupt our business operations and create uncertainty as we search for and integrate a replacement. If any member of our senior management leaves us to join a competitor or to form a competing company, any resulting loss of existing or potential customers to any such competitor could have a material adverse effect on our business, financial condition and results of operations. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. We have entered into employment agreements with our senior management and key personnel. We have also entered into confidentiality agreements with our personnel which contain nondisclosure covenants that survive indefinitely as to our trade secrets. Additionally, pursuant to these confidentiality agreements, any inventions and creations of our employees relating to the company’s business that are completed within twelve months after termination of employment shall be transferred to the company without payment of consideration, and the employees shall assist the company in applying for corresponding patents or other rights. In addition, if our key personnel are unable to devote sufficient attention, resources and efforts to our business, our business and results of operations could be adversely affected. Currently, Mr. Huang has entered into an employment agreement with DayOne and acts as a director and the chairman of DayOne, our significant equity investee, and accordingly, devotes a portion of his time and energy to the business of DayOne in addition to his duties with our company. Furthermore, our employment agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce the confidentiality agreements we have with our personnel. In addition, we do not maintain key man life insurance for any of the senior members of our management team or our key personnel.

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

We test long-lived assets (including property and equipment, prepaid land use rights, operating lease right-of-use (“ROU”) assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach and determined based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participant would pay to sub-lease and acquire the remaining data center assets, which reflects the highest and best use of the asset groups. Significant inputs used in the income approach primarily included utilization rates used to estimate the forecasted undiscounted cashflows expected to result from the data center assets’ operation and discount rate. For the years ended December 31, 2022 and 2023, impairment losses of long-lived assets of RMB12.8 million and RMB3,013.4 million were recognized, respectively. No impairment losses of long-lived assets were recognized for the year ended December 31, 2024. The impairment losses recognized were mainly due to lower sales price and slower move-in within fixed lease terms for the leased properties and proactive plans to consolidate certain data centers.

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

For example, we have two parcels of land, one in Chengdu and one in Kunshan, over which we have obtained land use rights, but which may be treated as “idle land” by the respective local government authorities. We suspended the development of one parcel of land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one third of the total land area. The development of one parcel of land in Kunshan was not timely commenced before the December 2012 deadline. We have received approvals from the local government authorities to commence construction on the rest of such land parcel in Chengdu and the parcel of land in Kunshan, respectively, and we commenced construction after receiving such approvals. As of December 31, 2024, we have obtained the property ownership certificate of the data centers on the parcel in Kunshan, and made progress in construction on the parcel in Chengdu. Our PRC legal counsel, based on their consultation with the local authorities, has advised us that it is unlikely the local authorities will order penalties against us or require us to forfeit the relevant land by invoking the laws and regulations in relation to “idle land” or for breach of relevant land use right grant contracts and/or the investment/framework agreements.

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

We review our goodwill for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We are required to perform an annual goodwill impairment test. As of December 31, 2024, we carried RMB5,886.4 million (US$806.4 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

We are subject to anti-corruption laws of mainland China, Hong Kong and Macau, as well as the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

We operate our business and invest in various countries and regions, including mainland China, Hong Kong and Macau. Thus, we are subject to the laws and regulations related to anti-corruption of mainland China, Hong Kong and Macau, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we have implemented and conducted additional policies and procedures designed, and providing training, to ensure that we, our employees, business partners and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, business partners and other third parties would always obey our policies and procedures. Further, there is discretion and interpretation in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, business partners and other third parties with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our colocation facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities, officials or other business counterparties, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S., mainland China, Hong Kong or Macau authorities or the authorities of any other foreign jurisdictions, could adversely impact our reputation, cause us to lose customer sales and access to colocation facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations. In addition, investigation of any potential violations by DayOne of the FCPA or other anti-corruption laws by Hong Kong, Macau, Singapore, Malaysia, Indonesia, Thailand or Japan authorities or the authorities of any other foreign jurisdictions, could adversely impact the value of our investment in DayOne and our results of operations.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to certain categories which do not apply to us. On April 10, 2024, the MIIT released the VAT Circular, announcing that China will remove foreign ownership restrictions on certain VATS provided within domestic Pilot Areas, and following the VAT Circular, the relevant local Communications Administrations in Beijing, Shanghai, Shenzhen and Hainan successively released the relevant guidelines on the application of VAT licenses within the Pilot Areas. However, the relevant regulatory authorities would have discretion in granting approval on the VAT licenses under the VAT Circular. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations on Foreign Investment Restrictions.”

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned mainland China subsidiaries or PRC joint ventures are foreign-invested enterprises, or their subsidiaries. See List of Subsidiaries of the Registrant, Exhibit 8.1 to this annual report, for a complete list of our wholly owned subsidiaries and joint ventures incorporated in the PRC. To comply with PRC laws and regulations, we conduct our business in mainland China through contractual arrangements with the consolidated VIEs and their shareholders. These contractual arrangements provide us with effective control over the consolidated VIEs, and enable us to receive substantially all of the economic benefits of the consolidated VIEs and their subsidiaries in consideration for the services provided by our consolidated mainland China subsidiaries, and have an exclusive option to purchase all of the equity interest in the consolidated VIEs when permissible under PRC laws. See List of Subsidiaries of the Registrant, Exhibit 8.1 to this annual report, for a complete list of the consolidated VIEs and their subsidiaries. For a description of the contractual arrangements among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our consolidated mainland China subsidiaries, the consolidated VIEs and their shareholders is valid, legally binding and enforceable in accordance with its terms. However, as there are uncertainties regarding the interpretation and application of PRC laws and regulations, including the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, or the Telecommunications Regulations, and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the MIIT, or other authorities that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have discretion in interpreting these laws and regulations. In addition, such laws and regulations may change or be interpreted differently in the future.

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

Furthermore, the enforceability of the agreements under the contractual arrangements has not been tested in a court of law, and new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. In addition, relevant PRC regulatory authorities could disallow the VIE structure. See “—Uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If any of the foregoing were to occur, and as a result we were unable to direct the activities of the consolidated VIEs, receive their economic benefits and/or claim our contractual control rights over the assets of the VIEs and their subsidiaries that conduct substantially all of our operations in mainland China, we would no longer be able to consolidate such VIEs in our consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect our financial condition and results of operations, and cause the value of our securities, including our ADSs and ordinary shares, to significantly decline or become worthless. For the years ended December 31, 2022, 2023 and 2024, the VIEs and their subsidiaries contributed 99.6%, 99.2% and 97.7%, respectively, of our total net revenue.

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

For a description of the abovementioned contractual arrangements, see “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.” In 2022, 2023 and 2024, 96.7%, 97.0% and 96.1% of our total net revenue, respectively, were attributed to the VIEs and their subsidiaries. See “Item 4. Information on the Company—C. Our Corporate Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIEs. If the consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of the complex and changing regulatory environment in mainland China. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

In connection with our operations in mainland China, we rely on the individual management shareholders of our Management HoldCo to abide by the obligations under such contractual arrangements. In particular, GDS Beijing and GDS Shanghai are wholly-owned by Management HoldCo, which, as of March 31, 2025, is in turn owned by five individual management shareholders designated by our board, each holding 20% equity interest in Management HoldCo, namely Yilin Chen (former senior vice president, Southeast Asia business), whose equity interest in Management HoldCo is being transferred to one of the Company’s key management personnel, Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), together referred as “Individual Management Shareholders.” The interests of such Individual Management Shareholders in their individual capacities as the shareholders of Management HoldCo may differ from the interests of our company as a whole, as what is in the best interests of Management HoldCo, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the consolidated VIEs to breach or refuse to renew the existing contractual arrangements with us.

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

Our Articles of Association provide that Class B ordinary shares are entitled to 20 votes per ordinary share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors. Mr. Huang beneficially owns 100% of the Class B ordinary shares issued and outstanding, and any additional Class A ordinary shares which Mr. Huang directly or indirectly acquires may be converted into Class B ordinary shares. In addition, for so long as there are Class B ordinary shares outstanding, the Class B shareholders are entitled (i) to nominate five of our directors, and (ii) to have 20 votes per ordinary share with respect to the election and removal of a simple majority, or six, of our directors. In addition, our Articles of Association provide that STT Garnet, has the right to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital. Such appointments will not be subject to a vote by our shareholders. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Appointment, Nomination and Terms of Directors.”

As of March 31, 2025, two of our principal shareholders—STT Garnet and Mr. Huang, our founder, chairman and chief executive officer—beneficially owned approximately 34.7% of our outstanding Class A ordinary shares and 100% of our outstanding Class B ordinary shares, respectively. On matters where Class A and Class B ordinary shares vote on a 1:1 basis, STT Garnet exercises 31.4% of the aggregate voting power. On matters where Class A and Class B ordinary shares vote on a 1:20 basis, Mr. Huang exercises 37.6% of the aggregate voting power. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

These actions may be taken even if they are opposed by our other shareholders, including the holders of our ADSs and/or ordinary shares. We have granted special rights to STT Garnet and certain of our other shareholders. The rights granted to STT Garnet include directors’ appointment rights, right to requisition an extraordinary general meeting, committee appointment rights, registration rights and information rights, which enable STT Garnet to maintain its significant influence over our Company. We have also granted registration rights to certain other shareholders, including STT Garnet and PA Goldilocks Limited, an affiliate of China Ping An Insurance Overseas (Holdings) Limited (a subsidiary of Ping An Insurance (Group) Company of China). If any shareholders exercise their registration rights, we will incur costs and be required to divert management attention and resources associated with facilitating the registration of their ordinary shares. We have also granted Ping An Overseas Holdings the right to designate an observer to join meetings of our board of directors, subject to maintaining its shareholders at or above a specified percentage threshold.

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

On March 15, 2019, the National People’s Congress adopted the 2019 PRC Foreign Investment Law and on December 26, 2019, the State Council further issued the Regulations on Implementing the 2019 PRC Foreign Investment Law, both of which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in mainland China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The 2019 PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation. For example, the 2019 PRC Foreign Investment Law adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in mainland China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for future legislations to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

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

We are subject to national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including without limitation, among others and in addition to specific industry-related regulations, the following aspects:

●	construction or development of new data centers or renovation, rebuilding or expansion of existing data centers;
●	banking regulations, as a result of the colocation services we provide to banks and financial institutions, including regulations governing the use of subcontractors in the management and maintenance of facilities;
●	environmental protection laws and regulations;
●	security laws and regulations;

●	establishment of or changes in shareholder of foreign investment enterprises;
●	foreign exchange;
●	taxes, duties and fees;
●	customs;
●	land planning and land use rights;
●	energy conservation and emission reduction;
●	cybersecurity and information protection laws and regulations, including the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, the Data Security Law of the People’s Republic of China, or the Data Security Law, and the Administrative Measures for the Graded Protection of Information Security; and
●	artificial intelligence laws and regulations.

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations (including obtaining of all relevant approvals required for the development and operation of data centers). Additionally, there can be no assurance that currently applicable laws or regulations will remain unchanged or no new laws or regulations will be imposed. For example, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions” for information regarding regulations of banking and financial institutions that outsource their data center services to us, and “—Regulations Related to Land Use Rights and Construction” for information regarding restrictions on the new construction or expansion of data centers within the boundaries of the Beijing municipality. We cannot assure you that we will comply with the requirements of all new laws and regulations. For example, the PRC Civil Code, which was passed on May 28, 2020 by the National People’s Congress and became effective in January 2021, replaces among other laws, the General Provisions of the PRC Civil Law, the PRC Marriage Law, the PRC Guarantee Law, the PRC Contract Law, the PRC Property Law and the PRC Tort Liability Law. It remains to be seen how the PRC Civil Code will be implemented and enforced in practice. In addition, in March 2021, the National People’s Congress published the Fourteenth Five-Year Plan for the National Economic and Social Development of the People’s Republic of China and the Outline of the Long-term Goals for 2035, according to which the PRC government aims to reach the goal of achieving net-zero carbon dioxide emissions by offsetting emissions of carbon dioxide by 2060, namely carbon neutrality, through various measures including afforestation, energy conservation and emission reduction. To achieve the carbon neutrality goal, the PRC government has promulgated certain regulations and may promulgate more laws and regulations in the future. For example, the Circular 1258 provides that with the consumption of the power generated from renewable energy sources in 2020 in all regions as the base, the consumption of the power generated from renewable energy sources (mainly includes wind energy, solar energy, hydropower, biomass power and geothermal energy) newly added each year compared with the previous year during the Fourteenth Five-Year Plan period shall be deducted at the time of assessment of total national and regional energy consumption, which is an important measure for the “Dual-Control” targets. These laws and regulations may compel us to source more renewable energy, and we may be unable to do on commercially acceptable terms. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

The PRC Cybersecurity Law and Data Security Law are relatively new, and subject to change and uncertain interpretation by regulators. These laws may result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

Additionally, the Cybersecurity Law came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in mainland China. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. However, the Cybersecurity Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cybersecurity law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of laws, implementing regulations and guidelines to be issued by relevant authorities. Numerous regulations, guidelines and other measures have been and are expected to be adopted under the Cybersecurity Law. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Information Security and Confidentiality of User Information.” Currently, the Cybersecurity Law and relevant regulations, guidelines and other measures have not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cybersecurity Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder.

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

In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. The Data Security Law provides that the state shall establish a data security review mechanism on data processing activities that do or may affect national security. Pursuant to the Cybersecurity Review Measures effective on February 15, 2022, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security and network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Information Security and Confidentiality of User Information.” Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the cybersecurity related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. We have not been involved in any investigations on cybersecurity review initiated by the CAC or other competent authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. We cannot assure you that our future offering will be subject to cybersecurity review by the CAC or other competent authorities, and if so, we may not be able to pass such review.

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

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in mainland China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company-B. Business Overview-Regulatory Matters Related to Our Business -People’s Republic of China Regulations-Regulations Related to M&A and Overseas Listings.”

On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, or together with the Trial Measures, the New Regulations on Filing. The New Regulations on Filing were formally implemented on March 31, 2023. The New Regulations on Filing provides, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after the application for overseas listing submitted. However, listed companies like us, which are called as “the stock enterprises”, are not required to apply for the filing immediately until they involved in matters required filings, such as follow-on financing activities. For details about the Trial Measures, please refer to “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to M&A and Overseas Listings.”

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in mainland China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries, VIEs and their subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of December 31, 2024, the restricted net assets were RMB26,125.2 million (US$3,579.1 million), including those of the VIEs and their subsidiaries of RMB320.7 million (US$43.9 million) and our subsidiaries of RMB25,804.5 million (US$3,535.2 million), which mainly consisted of paid-in registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the STA, on December 10, 2009. Pursuant to STA Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. STA Bulletin 7 does not apply to transactions of sale of ordinary shares by investors through a public stock exchange where such ordinary shares were acquired from a transaction through a public stock exchange.

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we were required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in our annual report as of December 31, 2022 and for the year then ended. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC-identified issuer following the filing of our annual reports in 2023 and 2024 and we do not expect to be so identified following the filing of our annual report in 2025 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

The perception among investors, due to current and proposed rules and regulations relating to the ability of the PCAOB to inspect our auditors, political tensions between the United States and China, and other matters, that the Company is at heightened risk of delisting from Nasdaq, could negatively affect the market price of our securities and trading volume of our ADSs. There have been recent media reports on deliberations within the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. On April 9, 2025, amid the escalating trade war between the U.S. and China, the U.S. Secretary of the State, Scott Bessent, indicated the possibility of delisting U.S. - listed China - based issuers. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. See “—The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.” If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring incremental compliance costs. Notwithstanding the foregoing, in the event that the Hong Kong Stock Exchange deemed us as having a dual primary listing in Hong Kong, we will be permitted to retain our existing weighted voting rights structure and our variable interest entity structure. See “—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

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

Sales of our ADSs, ordinary shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline significantly. As of March 31, 2025, we had 1,555,180,903 ordinary shares outstanding, comprising 1,511,590,567 Class A ordinary shares (including 70,923,856 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plan) and 43,590,336 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act. All of the other Class A ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year and we do not expect to become one for our current taxable year or in the foreseeable future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce, or are held for the production of, passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

Shareholders of our company have in the past brought, and may in the future bring, securities class action lawsuits against our company following periods of instability in the market price of our ADSs and/or ordinary shares. Our company was named as a defendant in a putative class action lawsuit currently pending in the United States District Court for the Central District of California. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.” Any further class action lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

We are exposed to risks associated with the potential spin-off of one or more of our businesses.

We are exposed to risks associated with the potential spin-off listing of one or more of our businesses. As a secondary listed issuer on the Hong Kong Stock Exchange, we are exempted from strict compliance with certain requirements in Practice Note 15 to the Hong Kong Listing Rules regarding our ability to spin-off a subsidiary entity and list on the Hong Kong Stock Exchange or other stock exchanges. While we currently do not have any concrete or definitive plan with respect to any spin-off listing, we may consider a spin-off listing for one or more of our businesses in the future. For example, our ABS have been successfully issued and listed in the Shanghai Stock Exchange, and our ABS Scheme is specifically designed to facilitate an eventual injection of the ABS into a public REIT vehicle when qualified. In addition, we have the right and may consider initiating an initial public offering for DayOne, subject to certain qualifications under the terms of the shareholders agreement with DayOne. Under the Hong Kong Listing Rules, any spin-off listing should not render our company incapable of fulfilling the eligibility requirements under Rules 8.05 and 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the listing of our ordinary shares on the Hong Kong Stock Exchange (calculated cumulatively if more than one entity is spun-off). In the event that we proceed with a spin-off, our interest in the entity to be spun-off will be reduced accordingly.

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

In 2014, we received a major infusion of capital to fund data center development from STT GDC. We have since established a long-term strategic partnership with STT GDC, which has made several subsequent rounds of investment in us. STT GDC is an indirect subsidiary of Singapore Technologies Telemedia Pte Ltd. STT GDC is an experienced and strategic data center player which owns a portfolio of data centers in Singapore, UK, Thailand, India, Indonesia, South Korea, Japan and in China through GDS. We benefit from STT GDC’s industry expertise, access to potential customer and supplier relationships, and solid corporate governance guidance. On May 29, 2024, STT GDC entered into an investor rights assignment agreement with STT Garnet and us, in connection with an internal portfolio rationalization by STT GDC, to transfer all of its beneficial interest in the Company to STT Garnet.

In 2016, we completed our initial public offering on NASDAQ under the symbol “GDS.”

In 2020, we completed our secondary listing on the Hong Kong Stock Exchange under the stock code of “9698.”

In May 2022, we established DigitalLand Holdings Limited, now known as DayOne, as the holding company for GDS’s international data center assets and operations with headquarters in Singapore and its own dedicated management. In order to optimize performance, DayOne has transitioned to become independent of GDS and now operates on a standalone basis.

In March 2024 and May 2024, respectively, our then consolidated subsidiary, DayOne, that acted as the holding company for GDS’s international data center assets and operations, entered into definitive agreements for certain institutional private equity investors to subscribe for a total of US$672 million of Series A convertible preferred shares newly issued by DayOne. In October 2024 and December 2024, respectively, DayOne entered into definitive agreements for certain institutional private equity investors to subscribe for a total of US$1.2 billion of Series B convertible preferred shares newly issued by DayOne. In order to optimize performance by enabling DayOne to become independent of GDS, we decided not to participate in DayOne’s Series A and Series B equity financings. As a result, DayOne was able to establish a strong and diversified shareholder base consisting of leading global investors. Following the closings of DayOne’s Series A and Series B equity financings, as of December 31, 2024, GDS’s equity interest in DayOne was diluted to 35.6%, and we no longer consolidate DayOne for accounting purposes and apply the equity method of accounting to account for our investment in DayOne instead. The operations outside China conducted by DayOne are accounted for as discontinued operations. For details, see “Discontinued Operations and Basis of Presentation.”

In March 2025, we entered into definitive agreements to monetize, on a net basis, a 70% equity interest in certain of our data centers, at an implied enterprise value (“EV”) to EBITDA multiple of around 13 times. In a first-of-a-kind transaction, we sold a 100% equity interest in certain data center project companies to a purchaser, which is a special purpose vehicle, forming part of an ABS Scheme. Pursuant to the ABS Scheme, ABS were issued to finance the purchase. The ABS were 70% subscribed by top-tier institutional investors in China, led by China Life Insurance Company Limited (“China Life”), while we subscribed for the remaining 30% and retained the right to ongoing operation of the underlying data center assets. As of the date of this annual report, the ABS have been successfully issued and listed in the Shanghai Stock Exchange. The ABS Scheme is specifically designed to facilitate an eventual injection of the ABS into a public REIT vehicle when qualified.

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

B.Business Overview

We are a leading developer and operator of high-performance data centers in China. In addition, we have a significant minority investment in DayOne, our equity investee, which develops and operates data centers in Southeast Asia and Northeast Asia. Accordingly, we derive shareholder value from our consolidated business in China and from our deconsolidated, but highly material, equity investment in DayOne.

Our facilities in mainland China are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to access all the major telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities.

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

We have a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services. As of December 31, 2024, we had an aggregate net floor area of 613,583 sqm in service, 91.9% of which was committed by customers, and an aggregate net floor area of 102,691 sqm under construction, 64.1% of which was pre-committed by customers.

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

In recent years, we have seen strong growth in demand for high-performance data center services internationally. We believe that a significant part of this demand originates from the top tier of China and global technology companies, with many of which we have existing customer relationships. In order to better serve our customers’ requirements, we established DayOne in 2022, with its corporate headquarters in Singapore and its own dedicated management. In order to optimize performance, DayOne has transitioned within a short period of time to become independent of GDS with a strong and diversified shareholder base consisting of leading global investors. Following the closing of DayOne’s Series B equity financing on December 31, 2024, we owned approximately 35.6% of the equity interest of DayOne in the form of ordinary shares on an as-converted basis, and therefore no longer consolidate DayOne for accounting purposes.

From its inception, DayOne focused on creating a new global data center hub known as SIJORI, which integrates Singapore, Johor in Malaysia, and the Riau Islands in Indonesia. Building on its success in SIJORI, DayOne is entering the Tokyo and Greater Bangkok markets with new developments. DayOne also has a presence in Hong Kong. As of December 31, 2024, DayOne had total power committed of 469 MW, power capacity in service of 132 MW, power capacity under construction of 369 MW, and power utilized of 123 MW.

From our inception, we have built up our own in-house data center design capability, which we believe is unparalleled in the industry. We were one of the first movers in developing high-performance data centers in mainland China, anticipating the trend for IT to become increasingly mission-critical, and then in combining high availability with larger net floor area and power capacity to meet the unprecedented requirements of hyperscale cloud service providers and large internet companies. Our data centers are largescale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT. We install high power density (which refers to the ratio of power capacity to net floor area) and optimize power usage efficiency, which enables our customers to deploy their IT systems more efficiently and reduce their operating and capital costs. As a result of our advanced data center design, high technical specifications and robust operating procedures, we are able to make service level commitments related to service availability and other key metrics that meet our customers’ required standards. Within our data centers, we have also developed an innovative service platform to assist our enterprise customers to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers. As of December 31, 2024, we served 926 customers, including PRC and global hyperscale cloud service providers and large internet companies, a diverse community of financial institutions, telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. We host the largest public cloud platforms operating in mainland China, some of which are present in multiple GDS data centers. Agreements with our hyperscale cloud service provider and large internet customers generally have terms of three to ten years, while agreements with our financial institution and enterprise customers typically have terms of one to five years.

As of December 31, 2024, we operated 91 self-developed data centers with an aggregate net floor area of 608,970 sqm in service. We also operated capacity at third-party data centers with an aggregate net floor area of 4,613 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we also had an aggregate net floor area of 102,691 sqm under construction. In total, we have 96 self-developed data centers in service and under construction, and we have a total capacity of 716,274 sqm. As of the same date, we had an estimated aggregate developable net floor area of approximately 388,922 sqm held for potential future development. Our net revenue and results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service of 95.5%, 92.5% and 91.9% as of December 31, 2022, 2023 and 2024, respectively. We had utilization rates for our area in service of 71.8%, 73.9% and 73.8% as of December 31, 2022, 2023 and 2024, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have entered into agreements but have not yet started to use revenue-generating services.

Our net revenue grew from RMB9,268.1 million in 2022 to RMB9,782.4 million in 2023, representing an increase of 5.5%, and increased to RMB10,322.1 million (US$1,414.1 million) in 2024, representing an increase of 5.5%. Our net loss increased from RMB1,266.1 million in 2022 to RMB4,285.4 million in 2023. Our net income was RMB3,303.8 million (US$452.6 million) in 2024, including gain on deconsolidation of subsidiaries. Our adjusted EBITDA increased from RMB4,333.7 million in 2022 to RMB4,733.0 million in 2023, and increased to RMB4,876.4 million (US$668.1 million) in 2024. As of December 31, 2022, 2023 and 2024, our accumulated deficit was RMB5,179.7 million, RMB9,469.8 million and RMB6,044.4 million (US$828.1 million), respectively.

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

Anchor customers with largescale commitments typically move in over a period of 6 to 24 months, whereas financial institutions and large enterprise customers typically move in over a period of 3 to 12 months. The longer move-in period for anchor customers is due to the larger scale of their deployments and operational models, under which they increase utilization of committed data center capacity in multiple phases and in line with the increasing load on their IT systems. During such move-in periods, customers have the right to use part or all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in the sales agreements. Such minimum billable amount typically steps up over time. Customers are usually not allowed to terminate their sales agreements before the end of the move-in period. See “Business Overview—Our Customers—Sales Agreements.” The portion of area committed by customers which is revenue generating is referred to as area utilized. As a result of the flexibility granted to customers to use part or all of the services during the move-in period, some of our data centers have lower utilization rates.

Commitment and Utilization Rates

Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer agreements and substantial backlog. Backlog is defined as area committed or pre-committed by customers but yet to be utilized (total area committed minus area utilized at the end of each period). As of December 31, 2022, 2023 and 2024, we had backlog of 228,787 sqm, 213,640 sqm and 176,904 sqm, respectively. We maintained a consistent level of backlog across these periods primarily due to higher levels of customer commitments and pre-commitments. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and high rates of agreement renewals for our services. Our churn rate, which we define as area terminated or expired without renewal during the quarter divided by total area utilized at the end of the preceding quarter, averaged approximately 1.4% and 1.2% in 2023 and 2024, respectively.

For our in-service data centers, we aim to maintain high levels of long-term commitment and utilization rates. We had commitment rates for our area in service of 95.5%, 92.5% and 91.9% as of December 31, 2022, 2023 and 2024, respectively. We had utilization rates for our area in service of 71.8%, 73.9% and 73.8% as of December 31, 2022, 2023 and 2024, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all the revenue-generating services for which they have committed. Until the end of the move-in period, the area committed is not fully categorized as area utilized.

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

As of December 31, 2024, we had an aggregate net floor area in service of 613,583 sqm, with 91.9% committed and 73.8% utilized. As of December 31, 2024, we had an aggregate net floor area under construction of 102,691 sqm, with 64.1% pre-committed.

The following table presents certain information relating to our data center portfolio as of December 31, 2024:

	Area	Area under
(Sqm)	in service	construction
Location
Beijing - Tianjin - Hebei	309,630	52,112
Yangtze River Delta	187,376	23,234
Greater Bay Area(1)	84,524	20,356
Chengdu - Chongqing	18,988	4,190
Other	13,066	2,800
Total	613,583	102,691
Type
Self-developed	553,248	99,251
B-O-T	55,722	3,440
Third party	4,613	—
Total	613,583	102,691
(1)	Greater Bay Area excludes self-developed data centers in Hong Kong, but includes 3rd party data centers in Hong Kong and Macau.

In addition, we had an estimated aggregate developable net floor area of approximately 388,922 sqm held for potential future development, the majority of which is located in Tier 1 markets.

As of December 31, 2024, our total area committed was 629,997 sqm, of which 564,139 sqm and 65,858 sqm related to data centers in service and data centers under construction, respectively.

Self-Developed Data Centers

As of December 31, 2024, we operated 91 self-developed data centers with an aggregate net floor area of 608,970 sqm in service. As of the same date, we also had an aggregate net floor area of 102,691 sqm under construction. In total, we have 96 self-developed data centers in service and under construction. In addition, we had an estimated aggregate developable net floor area of approximately 388,922 sqm held for potential future development.

High-Performance Features. Our self-developed data centers generally feature:

●	High Availability. Approximately 90% of our self-developed data center capacity in service and under construction is equipped with 2N redundant and the remaining is equipped with distributed redundant N+1 delivery paths for power system. Either 2N or distributed N+1 redundancy entails significant additional up-front investment and decreases the yield of net floor area in a building of a given size. Combining 2N or distributed N+1 redundant power system, N+1 concurrent maintainable cooling system and other critical systems to operate our facilities to meet the highest standards, we are able to satisfy the requirements of the most demanding customers for housing their mission-critical IT infrastructure.

●	High Power Density. Our self-developed data center capacity in service and under construction has an average power density of approximately 2.2 kW/sqm, in which the portion under construction has an average power density of approximately 2.35 kW/sqm. Meanwhile, our capacity held for future development has an average power density of approximately 2.5 kW/sqm. High power density must be incorporated into the data center design from inception and entails increased development cost per sqm of net floor area. By installing high power density, we enable our customers to deploy their IT infrastructure more efficiently and to optimize their IT infrastructure performance. This is of particular importance to hyperscale cloud service provider and large internet customers as it reduces their IT investment and operating costs.
●	High Power Efficiency. Our self-developed data centers are designed to achieve high power efficiency, which is expressed conversely by a low PUE ratio. In 2024, our self-developed data centers, which commenced operations after 2020 and have an IT power utilization rate of 30% or higher, have achieved an average PUE of around 1.24. High power efficiency reduces operating costs, for the benefit of our customers and ourselves, and reduces our carbon footprint. A low PUE ratio is of particular importance to hyperscale cloud service provider and large internet customers who have the most demanding performance targets.

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

Our owned facilities, and leased facilities which include B-O-T projects, represented approximately 42.9% and 57.1% respectively by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2024.

As of December 31, 2024, 39.4% of our self-developed area in service was in data center buildings which we own and 60.6% was in data center buildings which we lease.

As of December 31, 2024, 63.9% of our self-developed area under construction was in data center buildings which we own and 36.1% was in data center buildings which we lease.

For self-developed data center buildings leased from third parties, we have entered into long-term leases with the owners of the buildings generally for periods of 15 to 20 years, which is the longest permitted lease period under PRC law.

B-O-T Data Centers (including B-O-T Joint Venture Data Centers)

As of December 31, 2024, we had 55,722 sqm net floor area relating to 12 B-O-T data centers in service, 100% of which were committed, and 3,440 sqm net floor area relating to second phase of one existing B-O-T data center under construction, 100% of which was pre-committed. Apart from HL1 Phase 1 and UL1, two B-O-T joint venture data centers of which we currently own 51% and GIC owns 49%, we still hold 100% of the equity interests in the project companies holding all the other B-O-T data centers as of December 31, 2024.

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

In 2024, we transferred three B-O-T data centers to the customer on an accelerated basis and continue to provide management and operation services to the customer and earn recurring service fees.

Third-Party Data Centers

In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. For this kind of facility, we typically enter into leases for fixed terms of three to ten years. As of December 31, 2024, we operated capacity at third-party data centers with an aggregate net floor area of 4,613 sqm in service.

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

Our Equity Investment in DayOne

In recent years, we have seen strong growth in demand for high-performance data center services internationally. We believe that a significant part of this demand originates from the top tier of China and global technology companies, with many of which we have existing customer relationships.

In order to better serve our customers’ requirements, in May 2022, we established DigitalLand Holdings Limited, now known as DayOne, to act as the holding company for GDS’s international data center assets and operations, with its corporate headquarters in Singapore and its own dedicated management. In order to optimize performance, DayOne has transitioned within a short period of time to become independent of GDS and now operates on a standalone basis.

In March 2024 and May 2024, respectively, DayOne entered into definitive agreements for certain institutional private equity investors to subscribe for a total of US$672 million of Series A convertible preferred shares newly issued by DayOne. In October 2024 and December 2024, respectively, DayOne entered into definitive agreements for certain institutional private equity investors to subscribe for a total of US$1.2 billion of Series B convertible preferred shares newly issued by DayOne. Consistent with our objective of enabling DayOne to become independent of GDS, we decided not to participate in DayOne’s Series A and Series B equity financings. As a result, DayOne was able to establish a strong and diversified shareholder base consisting of leading global investors.

Following the closing of DayOne’s Series B equity financing on December 31, 2024, we owned approximately 35.6% of the equity interest of DayOne in the form of ordinary shares on an as-converted basis, and therefore no longer consolidate DayOne for accounting purposes.

From its inception, DayOne focused on creating a new global data center hub known as SIJORI, which integrates Singapore, Johor in Malaysia, and the Riau Islands in Indonesia. Building on its success in SIJORI, DayOne is entering the Tokyo and Greater Bangkok markets with new developments. DayOne also has a presence in Hong Kong. As of December 31, 2024, DayOne had total power committed of 469 MW, power capacity in service of 132 MW, power capacity under construction of 369 MW, and power utilized of 123 MW.

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

We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We have also developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for more than ten years, and received certification for ISO 22301 in September 2016. We also received certification for ISO 14001, ISO 45001, ISO 50001 in November 2020 and ISO 27701 (Privacy Information Management System) in September 2022. As of December 31, 2024, we had 25 data centers awarded with Management and Operations, or M&O, Approved Site awards by the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business-critical infrastructure.

Our Customers

We had two customers that generated 25.3% and 20.0% of our total net revenue, respectively, in 2022. We had two customers that generated 28.3% and 17.1% of our total net revenue, respectively, in 2023. We had two customers that generated 29.0% and 14.4% of our total net revenue, respectively, in 2024. No other customer accounted for 10% or more of our total net revenue during those periods.

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

As of December 31, 2024, we served 926 customers, including hyperscale cloud service providers and large internet companies, a diverse community of PRC and foreign financial institutions as well as telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. We host the largest PRC and global public cloud platforms operating in mainland China, some of which are present in multiple GDS data centers.

Our cloud service provider, large internet, financial institution and enterprise customers accounted for 55.1%, 31.8% and 13.0% of our total area committed as of December 31, 2024, respectively. Our two largest customers accounted for 33.7% and 14.3%, respectively, of our total area committed as of December 31, 2024. No other customer accounted for 10% or more of our total area committed as of that date.

The following table presents the total area committed of our top five customers, all of which are cloud service providers or large internet companies, as of December 31, 2024:

	Total area	Total area
	committed	committed
End User Customer	(sqm)(1)	(%)
Customer 1	212,570	33.7%
Customer 2	90,364	14.3%
Customer 3	53,217	8.4%
Customer 4	47,308	7.5%
Customer 5	24,629	3.9%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent, or have received other confirmations from, certain customers.

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

Move-in Period

Commencing at the start of the service period our sales agreements typically provide for a flexible move-in period. During such period, customers have the right to use part or all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in such sales agreements. Such minimum billable amount typically steps up over time. Our sales agreements with anchor customers with largescale commitments typically allow for a move-in period of 6 to 24 months, whereas our sales agreements with financial institutions and large enterprise customers typically allow for a move-in period of 3 to 12 months.

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

Our churn rate, which we define as area terminated or expired without renewal during the quarter divided by total area utilized at the end of the preceding quarter, averaged approximately 1.4% and 1.2% in 2023 and 2024, respectively.

Billing

We generally bill customers on a monthly or quarterly basis in arrears. On a monthly basis, we recognize revenue as service is rendered in the period. As we are billing in arrears, this results in unbilled receivables between the time when we have the unconditional right to the consideration for the services we provided to our customers (i.e. billable revenue) and the time when we actually bill our customers. Once we issue the bill at the end of the monthly or quarterly billing period, it becomes a billed receivable and then we collect cash payment. This is a recurring cycle and it is common in businesses which provide services on a long-term contract basis, recognizing revenue as services are rendered and billing in arrears. We have a very low incidence of doubtful accounts and write-offs. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.” We recorded RMB9.9 million and RMB18.3 million of allowance for credit losses in the years ended December 31, 2022 and 2023, respectively, and reversed RMB13.2 million (US$1.8 million) of allowance for credit losses in the year ended December 31, 2024.

Customer Satisfaction

We endeavor to provide high levels of customer service, support, and satisfaction. We interact regularly with our customers to receive their feedback and continuously improve. In 2024, we engaged third-party research firm NielsenIQ to conduct a client satisfaction survey. NielsenIQ conducted their survey from December 2 to December 27, 2024. The survey used quota sampling, computer assisted telephone interviews, online survey and in-depth face to face interviews. It covered our company’s business users in an array of industries. The survey collected feedback from 338 business users. The average client satisfaction score was 9.68 out of 10. The net promoter score was increased to 91% in 2024 from 85% in 2023.

Our Suppliers

Our five largest suppliers accounted for less than 70% of our purchases in our operating expenditures for each of the three years ended December 31, 2022, 2023 and 2024; one of them accounted for more than 40% but less than 50% of our annual purchase for the year ended December 31, 2022 and 2023, respectively and accounted for more than 50% but less than 60% of our annual purchase for the year ended December 31, 2024.

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

As of December 31, 2024, we had 224 registered computer software copyrights and 212 trademark registrations in mainland China, 39 trademark registrations outside mainland China and two pending trademark applications in mainland China, 68 pending trademark applications outside mainland China, including registered trademarks for “万国数据” “GDS” and , our figure trademark. As of December 31, 2024, we had 156 patents granted and 146 patent applications in mainland China, seven patent applications outside mainland China and had registered 17 domain names, including gds-services.com.

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

Risk Management and Internal Control

Our risk management and internal control system consists of policies and procedures that we consider to appropriate for our business operations. Our internal control system is built according to the latest version of the COSO Internal Control — Integrated Framework (COSO framework) released by the U.S. COSO Committee. The COSO framework is the most widely recognized model by U.S. regulatory authorities and used broadly by listed companies in the U.S. to measure the effectiveness of an organization’s internal controls. At the same time, we comply with the Enterprise Internal Control Basic Norms and Enterprise Internal Control Evaluation Guidelines issued by China’s Ministry of Finance and Hong Kong Stock Exchange listing rules Appendix C3 – Code on Corporate Governance. We continuously optimize the internal control system to ensure full compliance with all regulatory and compliance requirements, while further improving our corporate governance practices and enhancing transparency. Our risk management provides an important structure for the steady operation of enterprises. Based on the COSO framework, we have established and implemented a three-tiered enterprise risk management system, including control environment, risk assessment and control activities.

Environmental and Operational Sustainability Initiatives

We published our fourth annual ESG report in August 2024, wherein we explain our progress in 2023 toward fulfilling our ESG commitments. For more information, please refer to our 2023 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on August 27, 2024.

We plan to publish our 2024 ESG report later this year, which will describe our 2024 ESG performance and initiatives. Below is a summary of 2024 ESG highlights:

Environmental. In 2024, around 40% of our operation related electricity consumption was from renewable energy sources. The renewable energy we used includes renewable energy purchased directly from grid and renewable energy certificates. Our self-developed data centers that began operations after 2020 and have an IT power utilization rate of 30% or higher, have achieved an average PUE (Power Usage Effectiveness) of around 1.24. Through various carbon emission reduction measures, carbon emissions in 2024 were reduced by over one million metric tons. As of December 31, 2024, 42 of our self-developed data centers have been recognized and awarded sustainability-related certifications by leading domestic and global organizations.

Social. In 2024, 27.75% of our mid to senior level management staff, 31.58% senior level management staff and 18% of our board of directors were women. Average training hours per employee per year was 32.4. The annual employee turnover rate was 13.2%.

Governance. In 2024, 100% of our employees received compliance and anticorruption training. 100% of our employees received cybersecurity training.

Employees

We aim to provide our employees with a fair and transparent career development platform, with training opportunities available to all employees. We adopt “growth mindset” and use 3E (Experience, Exposure and Education) as our main development methodology to provide a wide range of orientations for new hires, on-job training, internal and external knowledge sharing, formal professional training, job related certification and others. We had approximately 2,185, 2,345 and 2,276 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the number of our employees by function as of December 31, 2024:

	Number of
	Employees	% of Total
Colocation services	1,719	75.5%
Managed services	128	5.6%
Sales and marketing	111	4.9%
Management, finance and administration	318	14.0%
Total	2,276	100.0%

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

Facilities

Our headquarters are located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China. We also have regional offices in Suzhou, Beijing, Chengdu, Shenzhen, Guangzhou and Hong Kong.

As of December 31, 2024, our offices were located on leased premises totaling approximately 8,696 sqm across China, including Hong Kong and Macau. We lease our office premises from third parties.

There was no single property interest of our Group that formed part of non-property activities had a carrying amount of 15% or more of our Group’s total assets as of December 31, 2024. Pursuant to section 6(2) of the Hong Kong Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this document is exempted from compliance with the requirement of section 342(1)(b) of the Companies (WUMP) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (WUMP) Ordinance, which requires a valuation report with respect to all of our interests in land or buildings.

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

Our company was named as a defendant in a putative class action lawsuit filed in the United States District Court for the Central District of California. The lawsuit alleged violation by us and certain of our directors and officers of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The lawsuit alleged that a number of SEC filings submitted by our company included false and misleading statements regarding certain financing transactions entered into by Mr. William Huang. An amended complaint was filed on December 18, 2023. On February 5, 2024, we filed a motion to dismiss the amended complaint. Plaintiffs filed an opposition to our motion to dismiss on March 4, 2024, and we filed a reply in support of the motion to dismiss on March 18, 2024. On June 17, 2024, plaintiffs filed a motion for preliminary approval of class action settlement. The settlement agreement was preliminary approved on October 9, 2024. On February 10, 2025, the court heard the motion for final approval of the settlement, and tentatively granted approval, pending receipt of further information regarding administrative fees. As of the date of this annual report, final approval of the settlement is pending.

Other than as described above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, could have a material adverse effect on our business, financial condition or results of operation.

Regulatory Matters Related to Our Business

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

Pursuant to the 2019 PRC Foreign Investment Law, foreign investment means the investment activities within the PRC directly or indirectly conducted by foreign natural persons, enterprises, and other organizations, or the foreign investor, including the following circumstances: a foreign investor acquires any shares, equities, portion of property, or other similar interest in an enterprise within the PRC. The PRC applies the administrative system of pre-establishment national treatment plus negative list to foreign investment. Where a foreign investor invests in a field prohibited from investment by the Negative List (2024), the competent department shall order cessation of investment activity, disposition of shares and assets or adoption of other necessary measures during a specified period, and restoration to the state before investment; and its illegal income, if any, shall be confiscated. Where the investment activity of a foreign investor violates any special administrative measure for restrictive access as set out in the Negative List (2024), the competent department shall order the investor to take corrective action during a specified period and adopt necessary measures to meet the requirements of the special administrative measure. Where the investment activity of a foreign investor violates the Negative List (2024), it shall be otherwise subject to corresponding legal liabilities under the applicable law.

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

On September 6, 2024, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2024), which became effective on November 1, 2024. The Negative List (2024) expands the scope of industries in which foreign investment is permitted by reducing the number of industries that fall within the Negative List (2021). Foreign investment in value-added telecommunications services (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List (2024).

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

Although China adopts a rather stringent management upon foreign investments towards value-added telecommunication services, on 10 April 2024, the MIIT released the VAT Circular, announcing that China will remove foreign ownership restrictions on certain VATS (Newly Opened-up VAT) provided within Beijing’s national comprehensive demonstration zone for expanding opening-up in the service sector, Lingang new area of the China (Shanghai) Pilot Free Trade Zone and the pioneer area for socialist modernization in Shanghai, Hainan Free Trade Port and Shenzhen pilot demonstration area of socialism with Chinese characteristics (Pilot Areas). The Newly Opened-up VAT include IDC, content delivery networks, internet service providers, online data processing and transaction processing, information publishing platforms and information delivery services (excluding services related to internet news information, online publishing, internet radio and television, and internet culture management), and information protection and processing services. The VAT Circular states that the provincial government of the Pilot Areas proposed for implementation shall submit a pilot implementation plan to MIIT in accordance with their own circumstances. The MIIT will, in turn, organize relevant departments to conduct expert evaluation and verification, research and inspection of the safety supervision and security assurance system, among others. Upon meeting the necessary requirements, the MIIT will issue an approval to the eligible areas to proceed. Pursuant to the VAT Circular, the Beijing Communications Administration, Shanghai Communications Administration, Shenzhen Communications Administration and Industry and Information Technology Bureau, and Hainan Communications Administration successively released the relevant application guidelines for foreign investments to value-added telecommunication services within the Pilot Areas, namely the Policy Interpretation on the Pilot Program for Expanding the Opening-up of Value-added Telecommunications Services in Beijing on November 26, 2024, the Pilot Service Guidelines for Expanding the Opening-up of Value-added Telecommunications Services on November 25, 2024, the Notice on the Commencement of the Application Process for Foreign-invested Enterprises in the Pilot Program for Expanding the Opening-up of Value-added Telecommunications Services on November 26, 2024 and the Online Application Guidelines for the Pilot Program for Expanding the Opening-up of Value-added Telecommunications Services in the Hainan Free Trade Port on November 28, 2024. Pursuant to such guidelines, enterprises registered in the Pilot Areas which meet the specified requirements may submit applications for value-added telecommunications license. Such requirements mainly include, in addition to those same as the requirements for domestic enterprises to apply for a value-added telecommunications license, certain requirements provided under the VAT Circular: (i) operating entities which intend to provide the services under the Newly Opened-Up VAT shall be incorporated in and servicing facilities (including leasing, purchasing, and other facilities) must be placed in the same Pilot Areas; (ii) operating entities shall not purchase or rent facilities such as content delivery networks outside the Pilot Areas to carry out acceleration services; and (iii) scope of value-added telecommunications can be provided nationwide except whereby the service scope of internet service providers is limited to the Pilot Areas only, and internet service providers shall provide users with internet access services through the internet access equipment of basic telecommunications enterprises.

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

To comply with the above restrictions and requirements, among others, GDS Beijing has obtained a cross-regional value-added telecommunications license which permits it to provide data center services, including internet resources collaboration services, across 14 cities in China: Beijing, Chengdu, Shanghai, Shenzhen, Suzhou, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou, Wulanchabu, Nantong, Wuhan and Chongqing. GDS Shanghai has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across five cities in China: Beijing, Chengdu, Shanghai, Shenzhen and Suzhou, and GDS Suzhou has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across 44 cities in China which can be divided into three categories: (i) data center services (including internet resources collaboration services), including Beijing, Tianjin, Zhangjiakou, Langfang, Dalian, Mudanjiang, Shanghai, Suzhou, Jiaxing, Yichang, Guangzhou, Shenzhen, Haikou, Chongqing, Chengdu and Lanzhou; (ii) data center services without internet resources collaboration services, including Changzhou, Nantong, Yancheng, Jinhua, Taizhou, Xiaogan, Wuhan, Zhuhai, Zhaoqing, Huizhou and Heyuan; and (iii) data center services limited to internet resources collaboration services, including Taiyuan, Wulanchabu, Changchun, Hefei, Fuzhou, Nanchang, Jinan, Zhengzhou, Changsha, Nanning, Guiyang, Kunming, Lhasa, Xian, Xining, Yinchuan and Urumqi.

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

Under the Measures for the Energy Conservation Review of Fixed-Asset Investment Projects, which was promulgated by the NDRC on November 27, 2016, supplemented and revised on March 28, 2023 and became effective on June 1, 2023, for an enterprise investment project, the construction entity shall, before commencing construction, obtain the energy conservation review opinion issued by the energy conservation review authority. The construction entity shall not commence the construction of a project which fails to undergo energy conservation review in accordance with the provisions of these Measures or fails to pass energy conservation review, and if the project has been completed, it shall not be put into production and use. In addition, energy conservation acceptance shall be conducted before a project is put into operation. With respect to projects which are divided and constructed into several phases, the corresponding energy conservation acceptance shall be conducted in phases. In the case of any major change in the construction content and energy efficiency level of a fixed-asset investment project passing energy conservation review, the construction entity shall file an amendment application with the energy conservation review authority. Shanghai, Beijing, Guangdong, Sichuan, Chongqing, Hebei, Jiangsu, Inner Mongolia and other provinces and cities have formulated detailed regulations on the review of energy conservation of fixed-asset investment within their jurisdictions, and reinforced interim and post-filing supervision.

New regulations, policies and rules have been issued with respect to the construction or development of new data centers, and rebuilding or expansion of existing data centers. For example,

●	The NDRC, the Office of the Central Cyberspace Affairs Commission, the MIIT and National Energy Administration jointly published the Guiding Opinion on Accelerating the Construction of National Integrated Big Data Center Collaborative Innovation System on December 23, 2020, pursuant to which, the PUE of large and extra-large data centers shall be at or below 1.3 in the year 2025.
●	The NDRC, the Office of the Central Cyberspace Affairs Commission, the MIIT and National Energy Administration jointly published the Implementation Plan for Carrying Out Target Requirements on Carbon Neutrality and Promoting the Green and High-quality Development of New Infrastructure such as Data Centers and 5G Networks on November 30, 2021, pursuant to which authorities aim to reach: 1) the average PUE of newly constructed large and extra-large data centers shall be at or below 1.3 and the average PUE of such data centers in national hubs shall further be at or below 1.25 in the year 2025; 2) data centers of which the PUE is above 1.5 shall be upgraded; and 3) the overall utilization rate of data centers shall be significantly improved and the utilization rate of data centers in western areas shall be increased from 30% to over 50%.
●	On April 25, 2021, the Energy Bureau of Guangdong Province published the Notice on Clarifying the Relevant Requirements for Energy Consumption Guarantee of Data Centers in Guangdong Province, pursuant to which: 1) the newly increased IDC racks will not be supported in Guangdong Province in principle from 2021 to 2022, except for the integration of existing resources and the construction of projects with marginal computing demand (small data centers with less than 1,000 standard racks), and from 2023-2025, if the utilization rate of data centers in Guangdong Province could reach 70% or above, subject to the reduction of energy consumption, the energy conservation review opinion could be considered to be issued to newly constructed data center projects or expansion projects of data centers; and 2) the PUE of data centers shall be below 1.3 during the Fourteenth Five-year plan period.
●	On July 4, 2021, the MIIT published the Three Year Action Plan on the Development of New Data Center (2021-2023), pursuant to which the PUE of large and above scale data centers which are newly constructed shall be at or below 1.3 and the PUE of such data centers located in severe cold areas should aim to be at or below 1.25 by the end of year 2023.
●	On February 14, 2022, the General Office of People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015 and 2018. The 2022 Catalogue prohibits new construction or expansion within Beijing’s municipal boundaries of data centers which are involved in providing internet data services or information processing and storage support services, except for those meeting the 2021- 2023 Implementation Plan. In addition, new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, and new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services, except for edge data centers and computing infrastructure meeting the requirements of the 2021-2023 Implementation Plan, is prohibited within the boundaries of Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town.
●	On February 28, 2022, the Chongqing Commission of Economy and Informatization, or the Chongqing CEI, the Chongqing Development and Reform Commission, or the Chongqing DRC, the Chongqing Municipal Bureau of Ecology and Environment, the Chongqing Administration for Industry and Commerce, or the Chongqing AIC, and the Energy Bureau of Chongqing jointly published the Implementation Plan of Chongqing’s Strict Energy Efficiency Constraints Promoting Energy Conservation and Carbon Reduction in Key Areas, pursuant to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.3, and the PUE of the existing data centers aim to be at or below 1.5 in the year 2025.
●	On May 7, 2022, the Beijing EIT and the Beijing DRC jointly published the Comprehensive Governance Work Plan of Data Centers with Low Energy Efficiency, according to which the issuance of energy conservation review opinion may be withheld for areas where energy intensity or carbon intensity does not decrease but increases, or for areas or individual projects where the overall utilization rate of data centers which have been put into operation for one year with an annual energy consumption of 2,000 tons or more of standard coal is less than 50%.

●	On June 24, 2022, the Shanghai CEI and the Shanghai DRC jointly issued the Implementation Opinions on Promoting the Healthy and Orderly Development of Data Centers in Shanghai, according to which construction entity shall operate data centers within two years after obtaining the energy consumption quota, otherwise, the energy consumption quota may be withdrawn by the competent governmental authority if appropriate. The Implementation Opinions on Promoting the Healthy and Orderly Development of Data Centers in Shanghai also provides that commitment made by the construction entity such as the equity structure, the construction plan and the energy conservation measures shall not be arbitrarily changed within the specified period of time after data centers are put into operation, and if the construction entity, after making rectification, still fails to meet the commitment resulting in serious inconsistency, the construction entity may be unable to apply for new projects in Shanghai in the future.
●	On August 22, 2022, the NDRC, the MIIT, the Ministry of Finance of the People’s Republic of China, the Ministry of Ecology and Environment of the People’s Republic of China, the Ministry of Housing and Urban-Rural Development of the People’s Republic of China, the State-owned Assets Supervision and Administration Commission of the State Council and the National Energy Administration jointly published the Action Plan for Green and Low Carbon Development in the Information and Communication Industry (2022-2025), according to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.3 in the year 2025.
●	On September 29, 2022, the Shanghai Municipal People’s Government published the Implementation Measures for Energy Conservation Review of Fixed Assets Investment Projects in Shanghai, according to which the impact of energy consumption projects on “Dual Control” and carbon peak targets should be evaluated when it comes to the review of the energy conservation report.
●	On September 30, 2022, the Chongqing CEI, the Chongqing DRC, the Chongqing Municipal Bureau of Ecology and Environment, the Chongqing AIC, the Chongqing Finance Bureau and the Chongqing State-owned Assets Supervision and Administration Commission jointly published the Chongqing Industrial Energy Efficiency Improvement Action Plan, according to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.25 in the year 2025.
●	On October 10, 2022, the Shanghai Municipal People’s Government published the Comprehensive Work Implementation Plan for Energy Conservation and Emission Reduction in Shanghai during the “14th Five Year Plan”, according to which the PUE of newly constructed data centers and existing data centers after technical upgrade shall be at or below 1.3 and 1.4 respectively.
●	On November 29, 2022, the Shanghai CEI and the Shanghai DRC jointly issued the Implementation Plan for Carbon Peak in Shanghai’s New Infrastructure Field, according to which: 1) the PUE of data centers which are newly constructed shall be at or below 1.3 and the PUE of large data centers which are located in the Yangtze River Delta Hub shall be at or below 1.25 during the Fourteenth Five-year plan period; 2) the PUE of newly constructed data centers and the existing data centers aims to be at or below 1.25 and 1.4 respectively during the Fifteenth Five-year plan period; and 3) the PUE of data centers with low energy efficiency aims to be at or below 1.4 after technical upgrade.
●	On December 2, 2022, the Guangdong DRC and the Guangdong IIT jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers, according to which: 1) the average PUE of data centers which are newly constructed (other than the data centers located in data center clusters of national hubs) in Guangdong province shall be at or below 1.3; 2) the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25; 3) the PUE of the existing data centers should aim to be at or below 1.5 after technical upgrade; and 4) the average utilization rate of data centers in Guangdong Province should aim to reach 80%.
●	On December 16, 2022, the Shanghai CEI issued a Notice on Collecting the Proposed New Data Center Project in 2022, according to which the total designed rack capacity of a project should be no less than 18 MW and the average designed rack capacity of a single rack should be no less than 6 kW.

●	On July 3, 2023, the Beijing DRC published the Several Provisions on Further Strengthening the Energy Conservation Review of Data Center Projects, which provides, among other things, that: 1) renewable energy usage plan shall be included in the energy conservation report, and renewable energy usage ratio of newly constructed data centers shall be increased gradually, which could be realized by means of renewable power trading and renewable energy certificates trading. The renewable energy usage level of data centers for the previous year shall be verified based on their energy conservation review opinions and energy conservation reports, and in accordance with the Technical Guidelines for Verification and Evaluation of Annual Renewable Energy Utilization Levels in Data Centers (Trial) published by the Beijing DRC on March 3, 2023; 2) for new construction or expansion of data centers, the PUE of such data centers shall be at or below 1.3, 1.25, 1.2 and 1.15 correspondingly if the annual energy consumption is less than 10,000 tons of standard coal, less than 20,000 tons of standard coal but not less than 10,000 tons of standard coal, less than 30,000 tons of standard coal but not less than 20,000 tons of standard coal, and not less than 30,000 tons of standard coal (energy equivalent value); 3) change formalities shall be conducted if the utilization rate of data centers is less than 80% within two years after the issuance of the energy conservation review opinion; and 4) differential power price shall be applicable to data centers of which the PUE is more than 1.4.
●	On September 12, 2023, the Shenzhen Municipal People’s Government published a Notice on Issuing the Implementation Plan for Carbon Peaking in Shenzhen, according to which energy conservation and carbon reduction shall be strengthened in new infrastructure. Data centers of which the PUE is above 1.4 shall be upgraded and replaced, and the PUE of data centers which are newly constructed shall be at or below 1.25.
●	On April 23, 2024, the Shanghai Municipal People’s Government published a Notice on Issuing the Action Plan for Promoting Renewal of Large-scale Equipment and Trade-ins of Consumer Goods (2024-2027) in Shanghai, according to which, the green and low-carbon transformation of data centers shall be promoted. The energy efficiency entry threshold for projects shall be raised, and the PUE of newly constructed data centers shall be at or below 1.25. The upgrading and transformation of existing data centers shall be accelerated, and small, inefficient, high-energy-consuming and “outdated, small and scattered” data centers shall be included into the catalog of restricted and phased-out industries. The promotion and application of efficient cooling technologies and new energy sources shall be increased, and to strive to achieve a PUE of no more than 1.4 after transformation, realizing an annual energy saving of more than 50,000 tons of standard coal.
●	On April 24, 2024, the Beijing EIT and the Beijing Communications Administration jointly published a Notice on Issuing the Implementation Plan of the Construction of Computing Power Infrastructure (2024-2027) in Beijing, according to which, the PUE of all existing data centers shall be at or below 1.35 by the end of 2027. Existing data centers are encouraged to be upgraded and transformed into intelligent computing centers without increasing the total energy consumption, or to adopt efficient system designs such as liquid cooling, modular power supplies, and modular data rooms to reduce PUE and CUE indicators and those that cannot complete energy-saving renovations and fail to transform into intelligent computing centers shall be guided to be relocated, shut down, or exit.
●	On May 31, 2024, the Shanghai CEI, the Shanghai DRC, Shanghai Municipal Finance Bureau, the Shanghai Branch of PBOC, the Shanghai Municipal Tax Service of STA, Shanghai Municipal Administration for Market Regulation and Shanghai Office of the National Financial Regulatory Administration jointly published a Notice on Issuing the Special Campaign for Promoting Large-scale Equipment Renewals in Industrial Fields and Expanding the Application of Innovation Products in Shanghai, according to which, the PUE of newly constructed data centers shall be at or below 1.25. “Outdated, small and scattered” data centers shall be included in the catalog of restricted and phased-out industries, and the PUE of such data centers shall aim to be at or below 1.4 after upgrade.
●	On July 3, 2024, the NDRC, the MIIT, the National Energy Administration and the National Bureau of Data jointly published a Notice on Issuing the Special Action Plan for the Green and Low-Carbon Development of Data Centers, pursuant to which, by the end of 2025, the national data center layout will be more rational, with an overall utilization rate of no less than 60%. The average PUE will drop to below 1.5, the renewable energy utilization rate will increase by an average of 10% annually, and the average energy and carbon efficiency per unit of computing power will be significantly improved; in the city areas where existing data centers have been built and in operation for over one year with an overall utilization rate of less than 50%, in principle no new data center clusters or large and extra-large data center projects will be planned and constructed; by the end of 2025, the PUE of newly built and rebuilt large and super-large data centers will be reduced to below 1.25, and the PUE of national hub data center projects shall not be higher than 1.2.

●	On July 11, 2024, the Shenzhen Municipal People’s Government published a Notice on Issuing the Implementation Plan for National Peak Carbon Dioxide Emissions Pilot in Shenzhen, according to which, data centers with a PUE higher than 1.4 will be gradually transformed or eliminated and the PUE of newly constructed data centers shall be at or below 1.25.

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

New regulations, policies and rules have been issued with respect to the consumption and settlement of renewable energy. For example,

●	On August 15, 2022, the NDRC, the National Bureau of Statistics and the National Energy Administration promulgated the Circular of Further Effectively Conducting the Work Concerning Non-inclusion of Newly Added Renewable Energy Consumption in the Total Energy Consumption Control, or the Circular 1258, according to which, the statistical accounting of data on cross-provincial and provincial transaction, consumption and settlement of renewable energy shall be strengthened, and renewable energy certificates, as certificates for the consumption of power generated from renewable energy, may be traded on the renewable energy certificates trading platform, the establishment of which is vigorously promoted.
●	On January 27, 2024, the NDRC, the National Bureau of Statistics and the National Energy Administration further promulgated the Notice on Strengthening the Connection between Renewable Energy Certificates and Energy Conservation and Carbon Emission Reduction Policy to Vigorously Promote Non-fossil Energy Consumption, according to which, the consumption of non-fossil energy is promoted for the realization of the Dual-Control of energy consumption intensity and total volume, the electricity from renewable energy certificates trading will be taken into calculation of the energy conservation evaluation and assessment index and the scope of renewable energy certificates trading will be further enlarged.
●	On July 3, 2024, the NDRC, the MIIT, the National Energy Administration and the National Bureau of Statistics promulgated the Notice on Issuing the Special Action Plan for the Green and Low-Carbon Development of Data Centers, which provides that, by the end of 2025, a two-way coordination mechanism for computing power and electricity will be initially formed, and the proportion of renewable energy power in newly built data centers in national hubs will exceed 80%.
●	On October 18, 2024, the NDRC, the MIIT, the Ministry of Housing and Urban-Rural Development, the Ministry of Transport, the National Energy Administration and the National Data Bureau promulgated the Guiding Opinions of the National Development and Reform Commission and Other Departments for Implementing the Renewable Energy Substitution Action, which provides that the steady increase in the proportion of renewable energy used in newly built data centers will be promoted year by year.
●	On March 6, 2025, the NDRC, the MIIT, the MOFCOM, the National Data Bureau and the National Energy Administration promulgated the Opinion of the National Development and Reform Commission and Other Departments on Promoting the High-quality Development of the Renewable Energy Certificate Market, according to which, the increase of the proportion of renewable energy power consumption in industries including data centers, etc., will be speeded up with a target of reaching a level of no lower than the average level of the total national renewable energy power consumption responsibility weight by 2030, and the proportion of renewable energy power consumption in newly built data centers in national hub node areas will be further increased on the basis of 80%.

Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation

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

On December 23, 2022, the NDRC issued a Notice on Further Improving Power Purchase Agency for Power Grid Enterprises. On January 4, 2023, the National Energy Administration issued the Key Points of Energy Regulatory Work in 2023. Pursuant to these regulations, the scope of power grid enterprises as power purchase agents should be narrowed down and industrial and commercial users are encouraged to enter the electricity market directly. Local authorities have also promulgated various requirements. For example, on December 12, 2024, the Beijing Municipal Commission of Urban Management issued a Notice on the Issuance of Electricity Market Trading Scheme and Green Electricity Trading Scheme in Beijing in 2025, which became effective on January 1, 2025 and according to which, in principle, all electricity users which are subject to industrial and commercial electricity prices should directly participate in market transactions.

On May 23, 2024, the State Council promulgated the 2024-2025 Energy Conservation and Carbon Reduction Action Plan, which states the goal to improve the pricing policy, to implement the coal-fired power capacity price, to deepen the reform of market-oriented reform of new energy feed-in electricity tariffs and to study to improve the energy storage pricing mechanism. It also provides that high energy-consuming industries are strictly forbidden from being granted with electricity tariffs discount and the tiered electricity tariff system applicable to high energy-consuming industries should be improved in comprehensive consideration of energy consumption and environmental performance levels.

On January 6, 2025, the National Energy Administration issued the Key Points of Energy Regulatory Work in 2025, which states that the optimization of coal-fired power capacity pricing mechanism will be further promoted and in the areas where power spot markets have been developed, users are encouraged to actively participate in system adjustment and to participate in the market by quoting volume and price and in the areas where power spot markets have not been developed, time-segmented trading will be carried out to effectively guide users to reduce peak demand and fill valley demand.

On January 27, 2025, the NDRC and the National Energy Administration promulgated the Notice of the National Development and Reform Commission and the National Energy Administration on Deepening the Market-oriented Reform of Price of Feed-in Electricity Generated with New Energy to Promote High-quality Development of New Energy, according to which, all feed-in electricity generated by new energy projects including wind power generation and solar power generation shall in principle enter the power market with the feed-in electricity price to be formed through market transactions and it is encouraged for new energy power generation enterprises to enter into multi-year power purchase agreements with electricity users to manage market risks in advance and form a stable supply and demand relationship.

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

The PRC government regulates the security and confidentiality of internet users’ information. The Administrative Measures on Internet Information Service promulgated by the State Council on September 25, 2000 and respectively amended on January 8, 2011 and December 6, 2024, the Regulations on Technical Measures of Internet Security Protection promulgated by the MPS on December 13, 2005 and the Provisions on Protecting Personal Information of Telecommunication and Internet Users promulgated by the MIIT on July 16, 2013 set forth strict requirements to protect personal information of internet users and require internet information service providers to maintain adequate systems to protect the security of such information. Personal information collected must be used only in connection with the services provided by the internet information service provider. Moreover, the Rules for Regulating the Order in the Market for Internet Information Service which was promulgated by the MIIT on December 29, 2011 and came into effect on March 15, 2012 also protect internet users’ personal information by (i) prohibiting internet information service providers from unauthorized collection, disclosure or use of their users’ personal information and (ii) requiring internet information service providers to take measures to safeguard their users’ personal information.

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

On December 28, 2021, the Cyberspace Administration of China, or the CAC, the NDRC, the MIIT, the MPS, the Ministry of State Security, the Ministry of Finance, the MOFCOM, the PBOC, the SAMR, the National Radio and Television Administration, or the NRTA, the CSRC, the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provides that, among others, a critical information infrastructure operator which engages in data processing activities or an online platform operator conducts data processing, either of which affects or may affect national security shall be subject to the cybersecurity review. In addition to the abovementioned circumstance under which the relevant operators are mandatorily imposed with the obligation to apply for cybersecurity reviews, the Cybersecurity Review Measures also provides that if the members of the cybersecurity review working mechanism consider that certain network products and services and data processing activities affect or may affect national security, the Cybersecurity Review Office shall report to the CAC for approval and initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing. Many of the legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. For example, the Cybersecurity Review Measures provides that operators engaging in data processing who hold more than one million users’ individual information and seek listing aboard shall file for cybersecurity review with the Cybersecurity Review Office under the CAC and the concepts of “listing aboard” and “hold” are still unclear. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021 and defined “critical information infrastructure” as the important network facilities or information systems of key industries or fields, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations on Protection of Critical Information Infrastructure provided that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations on Protection of Critical Information Infrastructure also mandated that each critical information infrastructure operator shall establish a cybersecurity protection system and accountability system, and the principal person in-charge of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector, or the Protection Departments, shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector. The result of the determination of critical information infrastructure operator shall be informed to the relevant operator by the Protection Departments, and notified to the public security department of the State Council as well.

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

On September 24, 2024, the State Council promulgated the Cyber Data Security Regulations, which became effective on January 1, 2025, and it specifies that cyber data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing cyber data. According to the Cyber Data Security Regulations, cyber data processors shall, in accordance with the provisions of laws and administrative regulations and the mandatory requirements of national standards, and on the basis of classified protection of cyber security, strengthen the protection of cyber data security, establish and perfect the system of cyber data security management, and take technical measures such as encryption, backup, access control and security authentication as well as other necessary measures to protect cyber data from being falsified, destroyed, divulged or illegally acquired or used, dispose of cyber data security incidents, prevent illegal and criminal activities aiming at and using cyber data, and assume primary responsibility for the security of the cyber data processed by them. Furthermore, cyber data processors that provides services for state agencies or critical information infrastructure operators, or participates in the construction, operation and maintenance of other public infrastructure or public service systems, shall perform its obligation of cyber data security protection and provide secure, stable and continuous services in accordance with the provisions of laws and regulations and contractual stipulations.

On January 13, 2025, the General Office of the MIIT issued the Notice on Strengthening the Customer Data Security Protection in Internet Data Centers, which provides that “IDCs” as new-generation information infrastructure, shall specify interface of security responsibilities (including to specify protection responsibilities and obligations of all the signing parties based on the cooperation mode and content under the customer contracts, third-party service provider contracts, etc.), strengthen organizational building and organizational safeguard, enhance customer management, reinforce the safeguard of the security of customer data, properly handle emergency incidents, provide capability of security protection services, safeguard the security of computer room facilities, properly manage the supply chain of equipment, secure data storage and computing, ensure data transmission security, and strengthen safety management of key services, etc. Along with this notice, the Implementation Guidelines for Customer Data Protection in Internet Data Centers are issued to provide guidance for IDCs to promote their customer data protection.

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

●	On July 4, 2021, the MIIT published the Three Year Action Plan on the Development of New Data Center (2021-2023), pursuant to which new data centers should be new infrastructures that support the economic and social digital transformation, intelligent upgrading, integration and innovation, and the collaborative development of new data centers and artificial intelligence technologies should be promoted.
●	On December 12, 2021, the State Council issued the Plan for Development of the Digital Economy During the 14th Five-Year Period, according to which, the intelligent upgrading of infrastructure should be promoted in an orderly manner, and the artificial intelligence infrastructure shall be efficiently deployed to enhance its capabilities of supporting the development of the intelligence plus industries.
●	On July 29, 2022, the Ministry of Science & Technology, the Ministry of Education, the MIIT, the Ministry of Transport, the Ministry of Agriculture and Rural Affairs and the National Health Commission jointly issued the Guiding Opinions on Accelerating Scenario Innovation and Promoting High-quality Economic Development with High-level Application of Artificial Intelligence, according to which, efforts should be made to encourage the opening and sharing of computing power platforms, common technology platforms, industry training data sets, simulation training platforms and other artificial intelligence infrastructure resources, so as to provide computing power and algorithm resources for artificial intelligence enterprises to innovate scenarios.

●	On October 8, 2023, the MIIT, the Office of the Central Cyberspace Affairs Commission, the Ministry of Education, the National Health Commission, the PBOC, the State-owned Assets Supervision and Administration Commission of the State Council jointly issued the Action Plan for the High-quality Development of Computing Power Infrastructure, according to which, in order to suit the development of the artificial intelligence industry and business needs, focus should be put on intensively developing intelligent computing centers in computing power hubs in western China and regions with a good foundation for artificial intelligence development, and the proportion of intelligent computing power should be reasonably increased.
●	On December 25, 2023, the NDRC, the National Bureau of Data, the Office of the Central Cyberspace Affairs Commission, the MIIT and the National Energy Administration promulgated the Implementation Opinions of the National Development and Reform Commission and Other Ministries and Commissions on In-depth Implementation of the East-to-West Computing Resource Transfer Project to Accelerate the Construction of a National Integrated Computing Power Network., according to which, the utilization rate of general computing power resources shall be significantly improved, the adaptation level of intelligent computing power in artificial intelligence and other fields shall be improved, and the computing power support ability of compute-intensive and data-intensive business shall be enhanced.
●	On June 5, 2024, the MIIT, the Office of the Central Cyberspace Affairs Commission, the NDRC, the National Standardization Administration of PRC jointly issued a Notice on Issuing the Guidelines for the Establishment of the National Comprehensive Standardization System for the Artificial Intelligence Industry (2024 Version), according to which, the standards for computing power centers regulate the technical requirements and assessment methods for infrastructure such as large-scale computing clusters for artificial intelligence, new data centers, intelligent computing centers, basic network communications, computing power networks and data storage.
●	On July 3, 2024, the NDRC, the MIIT, National Energy Administration and the National Bureau of Data jointly published a Notice on Issuing the Special Action Plan for the Green and Low-Carbon Development of Data Centers, according to which, the layout of major productive forces based on artificial intelligence shall be strengthened, and the new energy and water and the capability to guarantee resources demanded by data centers shall be taken into account in guiding the standard construction of intelligent computing centers and promoting the production of agglomeration effects.

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

On July 10, 2023, the CAC, the NDRC, the Ministry of Education, the Ministry of Science and Technology, the MIIT, the MPS, the State Administration of Radio and Television jointly promulgated the Interim Measures for the Management of Generative Artificial Intelligence Service, which became effective on August 15, 2023. Apart from regulating that generative artificial intelligence service providers shall carry out pre-training, optimization training, and other training data processing activities in accordance with applicable laws and regulations, the regulation provides that efforts should be made to drive the development of generative artificial intelligence infrastructure and public training data resource platforms to promote the collaboration and sharing of algorithm resources and improve the efficiency of the use of algorithm resources.

On March 7, 2025, the CAC, the MIIT, the MPS and the State Administration of Radio and Television jointly issued the Notice on Promulgation of the Measures for Labeling AI-Generated or Composed Content, which will become effective on September 1, 2025, pursuant to which, internet information service providers have the obligations to add explicit or implicit labels to the AI-generated or composed content in certain circumstances.

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

The PRC Trademark Law, issued in 1982 and amended in 1993, 2001, 2013 and 2019, respectively, with its implementation rules issued in 2002 and amended in 2014, protects registered trademarks. According to the PRC Trademark Law, the PRC Trademark Office of the State Administration for Industry and Commerce, the predecessor of the Trademark Office of China National Intellectual Property Administration, handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or Circular 28, which was partially amended by the Notice on Further Deepening the Reform to Facilitate Cross - border Trade and Investment by the SAFE on December 4, 2023. Circular 28 in principle, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Negative List (2024) on foreign investment.

On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or Circular 8. According to Circular 8, eligible enterprises are allowed to make domestic payments by using their registered capitals, foreign debts and financings from overseas listing, with no need to provide evidentiary materials concerning authenticity of each of such funds for banks in advance, provided that their funds usage shall be authentic and in line with the currently effective administrative regulations on the use of funds under capital accounts. The concerned banks may conduct random examination in accordance with the relevant requirements, in which case certain evidentiary materials concerning authenticity of such funds may be required to be provided.

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

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which was amended in February 2017 and December 2018, respectively, and in December 2007 the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, which were amended in April 2019 and December 2024, respectively, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

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

Prior to January 1, 2008, according to the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises promulgated by the National People’s Congress on April 9, 1991 dividends payable to foreign investors derived by foreign enterprises from business operations in China were exempted from PRC enterprise income tax. However, such exemption was revoked by the Enterprise Income Tax Law and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued by the STA on January 29, 2008, supplemented and revised on February 29, 2008 and annulled on May 26, 2023, and the Arrangement between Mainland China and the Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a mainland China subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular mainland China subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, according to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued by the STA on February 3, 2018 and became effective on April 1, 2018, when determining an applicant’s status as a “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in other countries or regions, whether the business operated by the applicant constitutes actual business activities, and whether the country or region which is a counterparty to the tax treaty does not levy any tax, grants tax exemption on relevant income, or levies tax at an extremely low rate, will be taken into account. Such factors will be analyzed according to the actual circumstances of each specific case. This circular further provides that applicants who intend to prove his or her status as a “beneficial owner” shall submit relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Agreements issued by the STA on October 14, 2019.

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

Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services, sales of services, intangible assets and real properties, and importation of goods are generally required to pay a value-added tax, or VAT. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, which will be effective on January 1, 2026. The Provisional Regulations on Value-Added Tax of the PRC will be annulled upon the effectiveness of the Value-Added Tax Law of the PRC.

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

As at December 31, 2024, the standard profits tax rate for corporations was at 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation.

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

The granting of work permit shall be filed to the Macau Labor Bureau by the employer with the reasons to hire foreign workers, instead of local resident, along with provision of supporting documents (e.g. vacancy registration with Macau Labor Bureau, contracts to prove the lack of manpower for the massive works).

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

Regulatory Matters Related to DayOne, Our Equity Investee

Singapore Regulations

Regulatory approvals for establishment of local subsidiaries developing and operating data centers generally

There is no specific regulatory approval required for foreign companies such as our company, to establish local subsidiaries to develop and operate data centers in Singapore. While Singapore does not impose restrictions on the foreign development and operation of data centers, the Infocomm Media Development Authority (IMDA) published Singapore’s Green Data Centre Roadmap on May 30, 2024 to chart the sustainable, continued growth of data centers and to support Singapore’s ambitions to grow the digital economy.

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

Regulatory requirements/restrictions on land use rights and constructions

Typically, data centers in Singapore occupy land managed and administered by Jurong Town Corporation, or JTC. JTC is a statutory board under the Ministry of Trade and Industry that spearheads industrial development in Singapore. Principally, JTC administers such data centers as a landlord/lessor through leases with tenures of 20 up to 30-years. In 2025, JTC refined the land lease framework to better accommodate the needs of lessees. Under the new framework, greenfield allocations involving new construction will benefit from an additional three-year lease period dedicated to the building phase, ensuring that lessees can fully utilize the intended lease term. Furthermore, the framework introduces greater flexibility for 20-year leases, allowing them to be extended with two additional five-year renewal terms, contingent upon the lessee’s commitment to new investments. However, JTC has required certain leases to expire by 2050.

JTC leases typically provide that the lessee is to commence business operations within 6-12 months from the completion of development of the property. Furthermore, the lessee is normally obliged to conduct continuous operations of the property only for the authorized use throughout the lease term. There are also sustainability and energy efficiency requirements. For JTC fresh allocations, renewals, and extensions, JTC will mandate that lessees meet a fixed minimum investment criterion concerning fixed asset investments. In 2025, JTC expanded the definition of plant and machinery (P&M) investments to encompass verifiable investments in innovation, research and development, digitalization, and intellectual property creation. Any disposal of interests (including assignment and disposal) under the JTC leases would also require the consent of JTC and typically, consent can only be obtained after an initial prohibition period. The lessee is also required to construct the building within a building period, typically within 3 to 5 years, if the lessee is allocated land directly from JTC.

In view of recent policy considerations, there are sustainability requirements implemented by JTC and other regulatory bodies for the development of data centers. In 2019, the Singapore government sought to manage the growth of data centers by imposing a moratorium on new data center projects. This moratorium has since been lifted in 2022, transitioning to a more selective approach through the pilot “Data Centre - Call for Application (DC-CFA)” exercise launched on July 20, 2022. Under this initiative, applicants must achieve a number of requirements, including at least a Platinum certification under the BCA-IMDA Green Mark for New Data Centre scheme launched on October 18, 2024, power usage effectiveness of 1.3 or better at 100% load and provide proposals on offsetting the data center’s carbon emissions footprint.

These measures aim to ensure that any future data center projects align with Singapore’s climate change commitments.

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

Under the Building Control Act 1989, major building works and building plans would require consent from the Building and Construction Authority. Depending on the specific development, regulatory approval from various other technical government departments would also be required, before commencing construction.

There are various associated regulatory requirements which governs the process and licensing of all aspects of construction. These include work health and safety (construction) regulations, noise control regulations, and environmental public health regulations.

On September 10, 2024, the Building Control (Amendment) Bill was passed to introduce the new Mandatory Energy Improvement (MEI) regime, aimed at reducing energy consumption in energy-intensive buildings like data centers. The MEI regime will require owners of energy-intensive buildings to engage a professional to carry out an energy audit and implement measures to reduce the building’s energy consumption.

Before a constructed building can be occupied in Singapore, a Temporary Occupation Permit, or TOP, or Certificate of Statutory Completion, or CSC, is required. A CSC is issued when a building or development has complied with all statutory requirements under the Building Control Act & Regulations and has obtained all necessary clearances from relevant technical departments (including URA, Land Transport Authority and Public Utilities Board).

Regulatory requirements/restrictions on cross-border data transfer and privacy protection applicable to data center operators

The Personal Data Protection Act 2012, or PDPA, is the primary data protection legislation in Singapore, and it is administered and enforced by the regulator for data protection, the Personal Data Protection Commission, or PDPC.

Every organization (including data center operators) will be required to comply with the PDPA to the extent it carries out any collection, use or disclosure of personal data in Singapore. There are 10 data protection obligations contained in the PDPA which includes, among other things, (1) putting in place appropriate technical and organizational measures to protect the personal data from data breach incidents, (2) ceasing to retain personal data if the purpose for collection is no longer served and retention is no longer necessary for any other legal or business purposes, and (3) notifying the PDPC and/or the affected individuals in the event of a data breach incident (if the relevant notification thresholds have been met).

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

In addition to the PDPA, the revised Cybersecurity Act 2018, or CSA, seeks to regulate providers of Foundational Digital Infrastructure service, or FDI service. It is currently contemplated that cloud computing services and data center facility services would fall within FDI services. Hence, if our company is subsequently designated as an FDI service provider, we will have additional obligations in relation to the cybersecurity of our digital infrastructure, including adhering to cybersecurity codes and standards of practice, as well as reporting prescribed cybersecurity incidents to the Cyber Security Agency. However, the date that the amendments to the CSA regulating providers of FDI services will take effect has yet to be notified.

To address concerns beyond cybersecurity risks, in February 2025, the Infocomm Media Development Authority (“IMDA”) issued a set of advisory guidelines on the resilience and security of data centers which encourage data center operators to establish objectives, policies, procedures and processes to achieve business continuity targets, implement and operate business continuity management system, monitor and measure business continuity management system’ performance and conformance, and take corrective and preventive actions to improve business continuity management system performance. Whilst the advisory guidelines are voluntary, it is expected that some of the recommendations will be codified in a Digital Infrastructure Act that Singapore is looking to introduce to systematically regulate important digital infrastructure such as major cloud service providers and data center operators.

Malaysia Regulations

The following is a summary of the material laws and regulations or requirements that affect DayOne’s business activities in Malaysia or our rights as its shareholders to receive dividends and other distributions from DayOne.

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

As a holder of an ASP(C) licence (to the extent that the service provided utilizes internet access to enable communication between users) or a NSP (I) licence under the CMA, there are additional obligations under Online Safety Bill 2024, or OSB in relation to the regulation of harmful content on our services. The OSB was passed by the Malaysian Parliament on December 16, 2024 and is currently awaiting royal assent and publication in the Federal Gazette before it becomes law. It will come into operation on a date to be appointed by the Malaysian Government.

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

Regulations on Dealings with Land

The National Land Code requires that all land dealings be registered in order to confer title or interest on the new proprietor or interest holder. In order to conduct certain dealings in relation to any land in Malaysia as a foreign entity, we need to obtain State Authority Consent pursuant to the National Land Code. The Guideline on the Acquisition of Properties, as updated on July 13, 2022, further prescribes the permitted properties as well as procedures on the acquisition of properties by foreign interests. However, an exception to the requirement for State Authority Consent may be available to us where we are a Malaysia Digital Status company.

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

The Occupational Safety and Health Act 1994, or OSHA, imposes a duty on employers to ensure, so far as is practicable, the safety, health, and welfare at work of their employees. Effective June 1, 2024, the duty of employers under the OSHA will be expanded to include contractors, subcontractors, and employees employed by such contractors or subcontractors.

The Environmental Quality Act 1974 establishes standards for controlling air emissions, industrial effluents, sewage and wastes. For the purpose of establishing a data center in Malaysia, we will appoint qualified persons to conduct an environmental impact assessment and to submit a report thereof.

The Electricity Supply Act 1990, or ESA, provides for the regulation of the electricity supply industry, the supply of electricity at reasonable prices, the licensing of any electrical installation, the control of any electrical installation, plant and equipment with respect to matters relating to the safety of persons and the efficient use of electricity and for purposes connected therewith.

The Water Services Industry Act 2006 was enacted on July 10, 2006 to regulate water supply and water sewerage services in Peninsular Malaysia, including the requirement to obtain a license from the National Water Services Commission if we own or operate a water supply system or sewerage facilities or services, and comply with prescribed requirements governing the standards and prohibitions in respect of water supply and sewerage services.

The Energy Efficiency and Conservation Act 2024, or EECA, came into force on January 1, 2025 to improve energy efficiency across various sectors, by regulating and imposing obligations on energy consumers who consume more than 21,600 gigajoules of energy per annum within Peninsular Malaysia. These obligations include appointing a registered energy manager, developing and implementing an energy management system, conducting energy audits, and submitting reports of such audits to the Energy Commission.

Regulations on Cyber Security

The Cyber Security Act 2024, or CSA, came into force on August 26, 2024 to establish the security measures to strengthen Malaysia’s cyber security resilience, particularly in relation to national critical information infrastructures (NCII). If we are designated as a NCII entity pursuant to the CSA, we will be required to comply with the requirements under the CSA, including to implement certain cyber security standards, processes and measures, conduct cyber security risk assessments and audits, and report to the applicable regulator and sector lead in the event of a cyber security incident.

The CSA establishes the overarching framework governing cyber security in Malaysia which shall be read together with its subsidiary legislations and existing laws relating to cyber security in Malaysia in separate pieces of legislation as described below.

The Personal Data Protection Act 2010, or PDPA, is the main legislation governing the processing of personal data in Malaysia. If we obtain a license under the CMA, we will then proceed to register as a data controller under the PDPA, pursuant to the Personal Data Protection (Class of Data Users) Order 2013 which provides that a data controller which belongs to any of the classes of data controllers (one of which includes being a licensee under the CMA), is required to obtain a certificate of registration under the PDPA. There is no absolute prohibition against cross-border transfers of personal data, so long as the transfer falls within one of the conditions permitting the transfer of personal data outside Malaysia as prescribed under the PDPA, which includes where the data subject has consented to the transfer of personal data outside Malaysia. Effective June 1, 2025, we will be required to appoint a data protection officer to oversee compliance with the data protection laws and serve as the primary contact point with the Personal Data Protection Commissioner and data subjects under the PDPA, if we meet the criteria stipulated under the Personal Data Protection Guideline: Data Protection Officer. For instance, this appointment obligation will apply where we process personal data of more than 20,000 data subjects, or if we process sensitive personal data or financial information of more than 10,000 data subjects. The Data Sharing Act 2025, DSA, regulates the sharing and handling of data controlled by a public sector agency. Where we are engaged by a public sector agency to conduct any data migration, data integration or data analytics work using shared data regulated under the DSA, we will be required to comply with the security requirements imposed by the DSA. Currently, the DSA has not officially came into force, and it will come into operation on a date to be appointed by the Malaysian Government.

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

NIB is a 13-digit number that serves as a proof of registration of a business actor to carry out business activities and/or activities in certain line of business. The NIB is issued by the Online Single Submission, or OSS Body. The NIB is also valid as the following licenses or approvals, among others: an Import Identification Number (Angka Pengenal Import or API) and a customs access rights (Hak Akses Kepabeanan).

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

This KBLI includes the activities of buying, selling, leasing and operating real estate, both privately owned and leased, such as apartment, residential, and non-residential buildings (such as storages/warehouse facilities, malls, shopping centers and others) as well as the provision of houses and flats or apartments, furnished or unfurnished, for permanent use, whether on a monthly or yearly basis. This includes land sale activities, the development of buildings to be privately operated (for leasing spaces in the building), the distribution of real estate to be plots of land without developing the land, and the operation of residential areas for movable houses.

The risk level for an Indonesian company with foreign shareholding (or also called PMA company) conducting the business under the KBLI code 68111 is classified as medium-low. Accordingly, the required Operational License for this is an unverified Standard Certificate.

2.	For the telecom connectivity service, KBLI code 61922 (Data communication system services)

This KBLI includes the data communication system service activities that can be used for sending voice, images, data, information, and packages. This service is provided with a guarantee of continuity, quality, and safety. Based on Regulation 5/2021, a PMA company conducting business under this KBLI code 61922 will be considered a high-risk business. Therefore, such company will be required to obtain an Operational License in the form of a Telecommunication Service License (Izin Penyelenggaraan Jasa Sistem Komunikasi Data) from the Ministry of Communication and Digital Affairs and obtain a certificate of operability based on the Operability Test (Uji Laik Operasi).

Regulatory requirements/restrictions on the purchase and ownership of land and buildings by foreign investors and their local subsidiaries

In general, Indonesian law recognizes several underlying land titles. The following are the two most common forms of recognizing land ownership for the purposes of developing and operating a data center.

1.	Foreign entity with local representatives

Indonesian law stipulates that a foreign entity having a representative office in Indonesia may be granted a Right to Use (Hak Pakai) parcels of land for a maximum of 30 years, and this can be extended for another 20 years and renewed for an additional period of 30 years. The extension and renewal are subject to the satisfaction of all requirements, among others that the land is still being utilized in accordance with the land title, still conforms with the city’s spatial plan, not required by the government for public purposes and the holder still qualifies to hold the land title. Generally, Hak Pakai enables its holder to utilize and/or benefit from the land.

2.	Foreign investment company

Pursuant to the Law No 25 of 2007 on Investment (as amended by Law No. 6 of 2023 on Stipulation of the Government Regulation in lieu of Law of the Republic of Indonesia No 2 of 2022 on Job Creation into Law), foreign investment is an investing activity to conduct business in Indonesia by using foreign capital (fully or partially). A PMA company can be established for that purpose and can own land via a Right to Build (Hak Guna Bangunan, or HGB). The HGB allows its holder to construct on the land and is granted for a maximum period of 30 years which can be extended for a maximum period of 20 years and further renewed for an additional period of 30 years. The extension and renewal are subject to the satisfaction of all requirements, among others that the land is still being utilised in accordance with the land title, still conforms with the city’s spatial plan, not required by the government for public purposes and the holder still qualifies to hold the land title. If the HGB is granted on a land with other party’s management right (Hak Pengelolaan), then approval from the holder of Hak Pengelolaan is also required for extension and renewal.

Regulatory approvals/restrictions on electricity and water services for data centers

1.	Electricity Supply

Public electricity supply is mainly provided by PT PLN (Persero), or PLN, a state-owned entity tasked to generate, transmit and supply electricity for the entire of Indonesia. The exception for this “monopoly” applies to electricity supplied in any business areas (wilayah usaha) that have not been covered by PLN, including, among others, industrial parks which is commonly provided by private companies having a cooperation with the industrial park operator. To become PLN’s customer, the business entity will have to enter into a power purchase agreement, or PPA, with PLN with the tariff set in accordance with the Minister of Energy and Mineral Resources (MEMR) Regulation No. 7 of 2024. Further, the customer will be required to pay a connection fee and subscription security deposit as a requirement for PLN to be able to supply electricity as prescribed under the PPA. The PPA will also govern other technical terms, including but not limited to, the construction and handover of the electrical installation which will be used to supply such electricity.

2.	Water Supply

Law No. 17 of 2019 was amended by Law No. 6 of 2023 on the Stipulation of the Government Regulation in lieu of Law of the Republic of Indonesia No. 2 of 2022 on Job Creation into Law and the amended law mandates that water resources must be controlled by the state and used for the utmost prosperity of the community. Therefore, individuals, community groups or business entities may not possess or control water resources, and such control remains with the central and regional governments whereby commercialization of water must be undertaken through the drinking water supply system (Sistem Penyelenggaraan Air Minum, or SPAM) framework operated by the state-owned company, or BUMN, or its regional counterpart, BUMD.

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

Moreover, specific types of data and/or personal data controllers may be subject to sectoral localization requirements. Sectors such as healthcare, banking/financial services, crypto assets, public institutions, and telecommunications operate under stricter rules compared to those outlined in the PDP Law, potentially impeding or altogether prohibiting cross-border data transfers. Although data center operators (particularly those exclusively providing colocation services without holding a telecommunication license) are exempt from these sector-specific obligations, please note that certain data stored within the data center facilities might still be subject to such restrictions.

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
(iii)	When a Foreign Investor carries out an acquisition of shares, voting rights or equity securities of a listed or non-listed Japanese company or a legal entity established under a special law, for which a prior notification was not submitted (because no Designated Business was involved), but the shares or voting rights substantially held by the Foreign Investor are 10% or more of the total issued shares, voting rights or equity securities of the legal entity.

Other Regulations on Operation of Data Centers

1.Fire Service Act (shobou hou)

●	A person who has the authority to manage specified facilities is obligated to appoint a fire prevention manager and have the fire prevention manager prepare a disaster prevention plan.

Depending on which entity holds the authority to manage facilities, this obligation can be outsourced to a property manager or other vendor.

●	The parties involved in specified facilities (owner, occupant, or manager) are obligated to install, maintain, and inspect fire defense equipment in accordance with the technical standards. Which involved party is obligated to do so can be determined by a contract between them.
●	The storage and handling of specified hazardous materials must conform to technical standards. In addition, the owner, manager, or occupant of storage or handling facilities for the hazardous materials owes other obligations, such as the obligation to maintain compliance with technical standards, the obligation to appoint a hazardous material safety supervisor, and the obligation to conduct periodic inspections.

2.Noise Regulation Act (souon kisei hou)

Those who have installed certain factories and other facilities in designated areas must comply with the noise regulatory standards. The owner of the data center, which has developed the data center that is subject to regulations under Noise Regulation Act, will be responsible for the violation of the noise regulatory standards.

3.Act on the Rational Use of Energy and Switching to Non-fossil Energy (shouene hou)

●	Under the Act, the criteria to ensure the appropriate and effective implementation of the rationalization of energy use are announced. For date centers, among other criteria, PUE, an international benchmark for data center energy consumption efficiency is used as a benchmark, and the current target level is set at 1.4. The business operators are not obliged to achieve the target level, but obliged to report the status of achievement of the target level and other relevant matters.
●	The Act obliges business operators that have business facilities whose total annual energy consumption amount is 1,500 kl (crude oil equivalent) or more to, among others:
(i)	appoint an energy manager and other positions stipulated in the Act;
(ii)	submit regular reports on energy usage and other items including the percentage of non-fossil energy used by the business operator and the status of efforts to switch to non-fossil energy; and
(iii)	submit medium-to-long-term plans including medium-to-long-term goals and initiatives for the transition to non-fossil energy.
C.	Organizational Structure

Our Corporate Structure

The diagram below summarizes our corporate structure and identifies our significant subsidiaries, consolidated VIEs and their significant subsidiaries as of December 31, 2024. The relationships among each of GDS Shanghai, GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in the diagram below are governed by contractual arrangements and do not constitute equity ownership. Our significant equity investee, DayOne, is not depicted in this chart as we no longer consolidate its results of operations with ours, but account for it as an equity investee.

(1)

EDC Holding Limited has 61 direct and indirect subsidiaries incorporated in Hong Kong and 19 direct and indirect subsidiaries incorporated in the British Virgin Islands, Macau, the Cayman Islands and Singapore, respectively.

(2)	GDS Investment Company directly and indirectly holds equity interests of 62 subsidiaries in mainland China.
(3)

Management HoldCo is held as to 20% by five management personnel designated by our board of directors namely, Yilin Chen (former senior vice president, Southeast Asia business), Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), respectively. Management HoldCo is controlled by our Company through a series of contractual arrangements.

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

To comply with the PRC regulations regarding foreign investment in VATS described above, and foreign exchange control, our preferred approach to structuring our data center operations and investments in mainland China is to have VIEs and their subsidiaries which hold VATS licenses and provide services to customers and data center companies established as wholly foreign owned enterprises under the PRC Law. The same wholly foreign owned enterprises also hold the data center property interests and assets.

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

As a result of these contractual arrangements, we control Management HoldCo, GDS Shanghai, GDS Beijing and 29 direct and indirect subsidiaries of GDS Beijing as of December 31, 2024, and have consolidated the financial information of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai

The currently effective contractual arrangements by and among our consolidated mainland China subsidiary, the consolidated VIEs, and the consolidated VIEs’ shareholders include (i) certain equity interest pledge agreements, shareholder voting rights proxy agreement, exclusive call option agreements and certain loan agreements, which provide us with effective control over the consolidated VIEs; (ii) certain exclusive technology license and service agreements and intellectual property rights license agreement, which allow us to receive substantially all of the benefits generated from the operations of the consolidated VIEs and their subsidiaries. These contractual arrangements allow us to:

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

For the years ended December 31, 2022, 2023 and 2024, the VIEs and their subsidiaries contributed 96.7%, 97.0% and 96.1%, respectively, of our total net revenue.

Currently, there are five individual management shareholders, each holding a 20% equity interest in Management HoldCo, namely Yilin Chen (former senior vice president, Southeast Asia business), whose equity interest in Management HoldCo is being transferred to one of the Company's key management personnel, Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business). In conjunction with the transfer of ownership, we have, through GDS Investment Company, entered into a set of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai on substantially the same terms as those under the previous contractual arrangements with GDS Beijing and GDS Shanghai. We have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai, respectively. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

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

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are a leading developer and operator of high-performance data centers in China. In addition, we have a significant minority investment in DayOne, our equity investee, which develops and operates data centers in Southeast Asia and Northeast Asia. Accordingly, we derive shareholder value from our consolidated business in China and from our deconsolidated, but highly material, equity investment in DayOne.

In March 2024 and May 2024, respectively, our then consolidated subsidiary, DayOne, that acted as the holding company for GDS’s international data center assets and operations, entered into definitive agreements for certain institutional private equity investors to subscribe for a total of US$672 million of Series A convertible preferred shares newly issued by DayOne. In October 2024 and December 2024, respectively, DayOne entered into definitive agreements for certain institutional private equity investors to subscribe for a total of US$1.2 billion of Series B convertible preferred shares newly issued by DayOne. In order to optimize performance by enabling DayOne to become independent of GDS, we decided not to participate in DayOne’s Series A and Series B equity financings. As a result, DayOne was able to establish a strong and diversified shareholder base consisting of leading global investors. Following the closings of DayOne’s Series A and Series B equity financings, as of December 31, 2024, GDS’s equity interest in DayOne was diluted to 35.6%, and we no longer consolidate DayOne for accounting purposes and apply the equity method of accounting to account for our investment in DayOne instead. The operations outside China conducted by DayOne are accounted for as discontinued operations. For details, see “Discontinued Operations and Basis of Presentation.”

Unless otherwise stated, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with U.S. GAAP. You should read the following discussion and analysis of our financial position and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. In addition, our consolidated financial statements and the financial data included in this annual report reflect our recent discontinued operations discussed above, and retrospective adjustments have been made throughout the relevant periods to provide a consistent basis of comparison for the financial results. In addition, to assist in evaluating the discontinued operations disclosure, we have included certain operation and financial measures of discontinued operations and have divided the analysis into separate discussions for continuing operations and discontinued operations. Furthermore, our discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

Overview – Continuing Operations

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to access all the major telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including an innovative and unique managed cloud value proposition. We have a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services. As of December 31, 2024, we had an aggregate net floor area of 613,583 sqm in service, 91.9% of which was committed by customers, and an aggregate net floor area of 102,691 sqm under construction, 64.1% of which was pre-committed by customers.

Our results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service of 95.5%, 92.5% and 91.9% as of December 31, 2022, 2023 and 2024, respectively. We had utilization rates for our area in service of 71.8%, 73.9% and 73.8% as of December 31, 2022, 2023 and 2024, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all of the revenue-generating services for which they have committed.

Our net revenue grew from RMB9,268.1 million in 2022 to RMB9,782.4 million in 2023, representing an increase of 5.5%, and increased to RMB10,322.1 million (US$1,414.1 million) in 2024, representing an increase of 5.5%. Our net loss from continuing operations increased from RMB1,104.6 million in 2022 to RMB3,926.0 million in 2023, and decreased to RMB770.9 million (US$105.6 million) in 2024. Our adjusted EBITDA increased from RMB4,333.7 million in 2022 to RMB4,733.0 million in 2023, and increased to RMB4,876.4 million (US$668.1 million) in 2024. As of December 31, 2022, 2023 and 2024, our accumulated deficit was RMB5,179.7 million, RMB9,469.8 million and RMB6,044.4 million (US$828.1 million), respectively.

Key Factors Affecting Our Results of Operations – Continuing Operations

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

Ability to Source and Develop Data Centers

Our revenue growth depends on our ability to source and develop additional data centers. We endeavor to ensure continuous availability of data center capacity to satisfy customer demand by maintaining a supply of high-performance data centers in various stages of development—from identifying a pipeline of sites, to developing appropriate sites, to data centers under construction to available net floor areas in existing data centers. We expand our sourcing of new data center area by (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield land, redeveloping brownfield sites, converting existing industrial buildings, or fitting out and equipping purpose-built building shells, (ii) leasing existing data center capacity from third-party wholesale providers, and (iii) acquiring high-performance data centers from other companies. Our ability to maintain a growing supply of data center assets directly affects our revenue growth potential.

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

Ability to Secure Commitments from Our Customers

We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into legally-binding pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high levels of long-term commitment rates. We had commitment rates for our area in service of 95.5%, 92.5% and 91.9% as of December 31, 2022, 2023 and 2024, respectively. Our total area committed, as a leading indicator to our results of operations, increased from 598,300 sqm as of December 31, 2022 to 618,942 sqm as of December 31, 2023, and further to 629,997 sqm as of December 31, 2024.

Pricing Structure and Power Costs

Our results of operations will be affected by our ability to operate our data centers efficiently in terms of power consumption. Our data centers require significant levels of power supply to support their operations. Depending on the agreement, we agree with our customer to either charge them for actual power consumed or we factor it into a fixed price. Accordingly, the customer’s actual power usage during the life of the agreement will affect its profitability to us. In October 2021, the NDRC announced a partial transition from fixed-rate to market rate mechanism for coal-fired power trading prices. As this reform is implemented, we may absorb higher operating expenses for our fixed price customer agreements. Optimal configuration of customers and power usage within each data center will affect our results of operations. In addition, notwithstanding high demand for data center services in China, the trend in pricing has been downward in recent years due to capacity, competition and customer expectations. If prices continue to trend downward, our revenues and margins will be negatively affected. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be unable to maintain current pricing levels for our data center services in China, and a continued or accelerated decline in market prices could materially and adversely affect our revenue, margins and overall financial performance.”

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

Performance and Contribution of Our Equity Investment in DayOne

Following the closing of DayOne’s Series B equity financing on December 31, 2024, we own approximately 35.6% of the equity interest of DayOne in the form of ordinary shares on an as-converted basis. Our investment in DayOne has been and is expected to continue to be a significant contributor to our results of operations and shareholder value. The DayOne discontinued operations accounted for net loss of RMB161.6 million, RMB359.4 million and RMB400.8 million (US$54.9 million) in 2022, 2023 and 2024, respectively, not taking into account the gain on deconsolidation. As DayOne’s business continues to grow and DayOne continues to expand its operations, we expect that the performance of DayOne will continue to have a significant impact, which may be positive or adverse, on our investment income, results of operations and shareholder value.

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

Utilization rate: the ratio of area utilized to area in service.

The following table sets forth our key performance indicators for our data center portfolio as of December 31, 2022, 2023 and 2024.

	As of December 31,
(Sqm, %)	2022		2023		2024
Area in service	514,642		548,352		613,583
Area under construction	152,279		151,602		102,691
Area committed	491,687	(1)	507,108	(1)	564,139	(1)
Area pre-committed	106,613	(1)	111,834	(1)	65,858	(1)
Total area committed	598,300	(1)	618,942	(1)	629,997	(1)
Commitment rate	95.5%		92.5%		91.9%
Pre-commitment rate	70.0%		73.8%		64.1%
Area utilized	369,513		405,302		453,094
Utilization rate	71.8%		73.9%		73.8%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent with, or have received other confirmations from, certain customers.

Components of Results of Operations

The following table sets forth our net revenue, cost of revenue and gross profit, both in an absolute amount and as a percentage of net revenue, for the years indicated.

	Year Ended December 31,
	2022		2023		2024
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Net revenue
Service revenue	9,260,361	99.9	9,781,884	100.0	10,321,888	1,414,093	100.0
IT equipment sales	7,740	0.1	564	0.0	180	25	0.0
Total	9,268,101	100.0	9,782,448	100.0	10,322,068	1,414,118	100.0
Cost of revenue	(7,316,603)	(78.9)	(7,831,222)	(80.1)	(8,099,439)	(1,109,619)	(78.5)
Gross profit	1,951,498	21.1	1,951,226	19.9	2,222,629	304,499	21.5

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

We consider our customers to be the end users of our services. We may enter into contracts directly with our customers or provide services to our customers through agreements with intermediate contracting parties. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had two customers that generated 25.3% and 20.0% of our total net revenue, respectively, in 2022. We had two customers that generated 28.3% and 17.1% of our total net revenue, respectively, in 2023. We had two customers that generated 29.0% and 14.4% of our total net revenue, respectively, in 2024. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2024, we had two customers who accounted for 33.7% and 14.3%, respectively, of our total area committed.

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

	Year Ended December 31,
	2022		2023		2024
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Selling and marketing expenses	146,521	1.6	140,890	1.4	116,440	15,952	1.1
General and administrative expenses	1,047,072	11.4	965,982	9.9	917,877	125,748	8.9
Research and development expenses	31,912	0.3	38,159	0.4	36,319	4,976	0.4
Impairment losses of long-lived assets	12,759	0.1	3,013,416	30.8	—	—	0.0
Total operating expenses	1,238,264	13.4	4,158,447	42.5	1,070,636	146,676	10.4

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

Research and Development Expenses

Research and development expenses consist primarily of compensation and benefit expenses for our research and development personnel. We expect to continue to invest in our proprietary data center operating systems and innovative technologies to further scale our operations.

Impairment losses of long-lived assets

We test long-lived assets (including property and equipment, prepaid land use rights, operating lease right-of-use assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach and determined based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participant would pay to sub-lease and acquire the remaining data center assets, which reflects the highest and best use of the asset groups. Significant inputs used in the income approach primarily included utilization rates used to estimate the forecasted undiscounted cashflows expected to result from the data center assets’ operation and discount rate.

Share-Based Compensation

The table below shows the effect of the share-based compensation expenses on our cost of revenue and operating expense line items, both in an absolute amount and as a percentage of net revenues, for the years indicated.

	Year Ended December 31,
	2022		2023		2024
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Cost of revenue	97,055	1.0	116,467	1.2	92,402	12,659	0.9
Selling and marketing expenses	41,685	0.4	43,765	0.4	25,033	3,430	0.2
General and administrative expenses	146,781	1.6	162,866	1.7	165,648	22,694	1.6
Research and development expenses	5,294	0.1	9,546	0.1	9,207	1,261	0.1
Others, net	—	0.0	3,972	0.0	4,197	575	0.1
Total share-based compensation expenses	290,815	3.1	336,616	3.4	296,487	40,619	2.9

We incurred less share-based compensation expenses in 2024 as compared to 2023 due to less share awards granted in line with the strategy of cost saving and a decrease in fair value of restricted shares. We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plan and incur further share-based compensation expenses in future periods.

See “—E. Critical Accounting Policies and Estimates—Share-based Compensation” in this section for a description of how we account for the compensation cost from share-based payment transactions.

Overview – Discontinued Operations

DayOne has total power committed of 469 MW as of December 31, 2024. Power capacity in service, power capacity under construction and power utilized was 132 MW, 369 MW and 123 MW, respectively, as of December 31, 2024.

	As of December 31,
(MW)	2023	2024
Power In Service	75	132
Power Under Construction	196	369
Held For Future Development	404	712
Total Secured Capacity	675	1,213
Customer Commitments(1)	121	469
Utilized Capacity	74	123
(1)	Includes data center power for which we have entered into non-binding agreements or letters of intent with, or have received other confirmations from, certain customers.

The following table sets forth a summary of results of discontinued operations for the years ended December 31, 2022, 2023 and 2024.

	Year Ended December 31,
	2022		2023		2024
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Net revenue	57,530	100.0	175,737	100.0	1,262,063	172,902	100.0
Cost of revenue	(62,607)	(108.8)	(194,570)	(110.7)	(859,254)	(117,717)	(68.1)
Operating expenses	(159,472)	(277.2)	(233,249)	(132.7)	(400,336)	(54,846)	(31.7)
(Loss) income from operations	(164,549)	(286.0)	(252,082)	(143.4)	2,473	339	0.2
Net interest expenses	(9,503)	(16.5)	(107,286)	(61.0)	(280,652)	(38,449)	(22.2)
Other income (expenses)	12,487	21.7	792	0.4	(65,493)	(8,973)	(5.2)
Loss from operations of discontinued operations before income taxes	(161,565)	(280.8)	(358,576)	(204.0)	(343,672)	(47,083)	(27.2)
Income tax benefits (expenses)	—	0.0	(800)	(0.5)	(57,124)	(7,826)	(4.5)
Loss from operations of discontinued operations, net of income taxes	(161,565)	(280.8)	(359,376)	(204.5)	(400,796)	(54,909)	(31.7)
Gain on deconsolidation of subsidiaries	—	0.0	—	0.0	4,475,539	613,146	354.6
(Loss) income from discontinued operations, net of income taxes	(161,565)	(280.8)	(359,376)	(204.5)	4,074,743	558,237	322.9

In evaluating the business of discontinued operations, we consider and use the following non-GAAP measures as supplemental measures to review and assess the operating performance:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	(82,318)	(98,523)	332,286	45,522
Adjusted EBITDA margin(2)	(143.1)%	(56.1)%	26.3%	26.3%
(1)

Adjusted EBITDA for discontinued operations is defined as loss from operations of discontinued operations, net of income taxes excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs.

(2)	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.

Our investment in DayOne has been and is expected to continue to be a significant contributor to our results of operations and shareholder value. Our management and board of directors use adjusted EBITDA, a non-GAAP financial measure, to evaluate the operation of DayOne, which is itemized as discontinued operation for the years ended December 31, 2022, 2023 and 2024. The following table reconciles the adjusted EBITDA of discontinued operations in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is loss from operations of discontinued operations, net of income taxes:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Loss from operations of discontinued operations, net of income taxes	(161,565)	(359,376)	(400,796)	(54,909)
Net interest expenses	9,503	107,286	280,652	38,449
Income tax expenses (benefits)	—	800	57,124	7,826
Non-cash items(1)	69,744	152,767	395,306	54,156
Adjusted EBITDA	(82,318)	(98,523)	332,286	45,522
(1)	Non-cash items include depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs.

Net revenue of discontinued operations grew from RMB57.5 million in 2022 to RMB175.7 million in 2023, representing an increase of 205.5%, and increased to RMB1,262.1 million (US$172.9 million) in 2024, representing an increase of 618.2%. Loss of discontinued operations, net of income taxes increased from RMB161.6 million in 2022 to RMB359.4 million in 2023, and increased to RMB400.8 million (US$54.9 million) in 2024. Adjusted EBITDA for discontinued operations increased from loss of RMB82.3 million in 2022 to loss of RMB98.5 million in 2023, and recorded profit of RMB332.3 million (US$45.5 million) in 2024.

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

PRC

Generally, our subsidiaries, VIEs and their subsidiaries in mainland China are subject to enterprise income tax on their taxable income in mainland China at a rate of 25%. Those entities that are recognized as “High and New Technology Enterprise” are entitled to enterprise income tax rate of 15% as long as the relevant requirements are satisfied. Certain entities satisfying the criteria of “Small and Micro Businesses” enjoy lower income tax rates. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Pillar Two Income Tax

The Organization for Economic Cooperation and Development (the “OECD”), the European Union and other jurisdictions (including jurisdictions in which we have operations or presence) have committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed. In particular, the OECD’s Pillar Two initiative introduces a 15% global minimum tax applied on a jurisdiction-by-jurisdiction basis and for which many jurisdictions have now committed to an effective enactment date starting January 1, 2024.

A.Results of Operations

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2022, 2023 and 2024. This information should be read together with our audited consolidated financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2022		2023		2024
		% of net		% of net			% of net
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	9,268,101	100.0	9,782,448	100.0	10,322,068	1,414,118	100.0
Cost of revenue	(7,316,603)	(78.9)	(7,831,222)	(80.1)	(8,099,439)	(1,109,619)	(78.5)
Gross profit	1,951,498	21.1	1,951,226	19.9	2,222,629	304,499	21.5
Operating expenses
Selling and marketing expenses	(146,521)	(1.6)	(140,890)	(1.4)	(116,440)	(15,952)	(1.1)
General and administrative expenses	(1,047,072)	(11.3)	(965,982)	(9.9)	(917,877)	(125,748)	(8.9)
Research and development expenses	(31,912)	(0.3)	(38,159)	(0.4)	(36,319)	(4,976)	(0.4)
Impairment losses of long-lived assets	(12,759)	(0.1)	(3,013,416)	(30.8)	—	—	0.0
Income (loss) from continuing operations	713,234	7.7	(2,207,221)	(22.6)	1,151,993	157,823	11.1
Other income (expenses)
Interest income	42,231	0.5	94,008	1.0	89,780	12,300	0.9
Interest expenses	(1,878,155)	(20.3)	(1,936,537)	(19.8)	(1,924,631)	(263,674)	(18.7)
Foreign currency exchange (loss) gain, net	(11,098)	(0.1)	(1,573)	(0.0)	18,942	2,595	0.2
Government grants	95,204	1.0	84,410	0.9	27,253	3,734	0.3
Gain from purchase price adjustment	205,000	2.2	—	0.0	—	—	0.0
Others, net	5,266	0.1	25,319	0.2	21,804	2,987	0.2
Loss from continuing operations before income taxes	(828,318)	(8.9)	(3,941,594)	(40.3)	(614,859)	(84,235)	(6.0)
Income tax (expenses) benefits	(276,235)	(3.0)	15,577	0.2	(156,053)	(21,379)	(1.5)
Net loss from continuing operations	(1,104,553)	(11.9)	(3,926,017)	(40.1)	(770,912)	(105,614)	(7.5)
Loss from operations of discontinued operations, net of income taxes	(161,565)	(1.8)	(359,376)	(3.7)	(400,796)	(54,909)	(3.9)
Gain on deconsolidation of subsidiaries, net of nil income taxes	—	0.0	—	0.0	4,475,539	613,146	43.4
(Loss) income from discontinued operations	(161,565)	(1.8)	(359,376)	(3.7)	4,074,743	558,237	39.5
Net (loss) income	(1,266,118)	(13.7)	(4,285,393)	(43.8)	3,303,831	452,623	32.0

Key Financial Metrics

We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year Ended December 31,
	2022	2023	2024
Other Consolidated Financial Data:
Gross margin(1)	21.1%	19.9%	21.5%
Operating margin(2)	7.7%	(22.6)%	11.1%
Net margin(3)	(13.7)%	(43.8)%	32.0%

(1)Gross profit as a percentage of net revenue.

(2)Income (loss) from continuing operations as a percentage of net revenue.

(3)Net (loss) income as a percentage of net revenue.

Non-GAAP Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	4,333,724	4,733,004	4,876,436	668,070
Adjusted EBITDA margin(2)	46.8%	48.4%	47.2%	47.2%
Adjusted gross profit(3)	4,788,629	5,087,630	5,314,174	728,038
Adjusted gross profit margin(4)	51.7%	52.0%	51.5%	51.5%
(1)	Adjusted EBITDA is defined as net income or net loss (computed in accordance with GAAP) excluding income (loss) from discontinued operations, net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets.
(2)	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.
(3)	Adjusted gross profit is defined as gross profit (computed in accordance with U.S. GAAP), excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue.
(4)	Adjusted gross profit margin is defined as adjusted gross profit as a percentage of net revenue.

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted gross profit can provide useful supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue. In addition, we exclude income (loss) from discontinued operation from our adjusted EBITDA and adjusted EBITDA margin to measure our financial performance from continuing operations, which will be consistent with our future financial performance measurements.

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

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of income (loss) from discontinued operations, net interest expenses, income tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets, each of which has been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted EBITDA and adjusted EBITDA margin in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss and net income or net loss margin:

	Year Ended December 31,
	2022		2023		2024
		% of net		% of net			% of net
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in thousands, except for percentages)
Net (loss) income	(1,266,118)	(13.7)	(4,285,393)	(43.8)	3,303,831	452,623	32.0
Loss (income) from discontinued operations	161,565	1.8	359,376	3.7	(4,074,743)	(558,237)	(39.5)
Net loss from continuing operations	(1,104,553)	(11.9)	(3,926,017)	(40.1)	(770,912)	(105,614)	(7.5)
Net interest expenses	1,835,924	19.8	1,842,529	18.8	1,834,851	251,374	17.8
Income tax expenses (benefits)	276,235	3.0	(15,577)	(0.2)	156,053	21,379	1.5
Depreciation and amortization	3,120,302	33.7	3,368,474	34.4	3,243,004	444,290	31.4
Operating lease cost relating to prepaid land use rights	100,876	1.1	106,964	1.1	110,126	15,087	1.0
Accretion expenses for asset retirement costs	6,366	0.1	6,599	0.1	6,827	935	0.1
Share-based compensation expenses	290,815	3.1	336,616	3.5	296,487	40,619	2.9
Gain from purchase price adjustment	(205,000)	(2.2)	—	0.0	—	—	0.0
Impairment losses of long-lived assets	12,759	0.1	3,013,416	30.8	—	—	0.0
Adjusted EBITDA	4,333,724	46.8	4,733,004	48.4	4,876,436	668,070	47.2

The following table reconciles our adjusted gross profit and adjusted gross profit margin in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is gross profit and gross profit margin:

	Year Ended December 31,
	2022		2023		2024
		% of net		% of net			% of net
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in thousands, except for percentages)
Gross profit	1,951,498	21.1	1,951,226	19.9	2,222,629	304,499	21.5
Depreciation and amortization	2,722,766	29.4	2,974,546	30.4	2,947,444	403,798	28.6
Operating lease cost relating to prepaid land use rights	10,944	0.1	38,792	0.4	44,872	6,147	0.4
Accretion expenses for asset retirement costs	6,366	0.1	6,599	0.1	6,827	935	0.1
Share-based compensation expenses	97,055	1.0	116,467	1.2	92,402	12,659	0.9
Adjusted gross profit	4,788,629	51.7	5,087,630	52.0	5,314,174	728,038	51.5

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenue

Our net revenue increased by 5.5% to RMB10,322.1 million (US$1,414.1 million) in 2024 from RMB9,782.4 million in 2023. This increase was due to increases in service revenue of RMB540.0 million, mainly due to an increase in area utilized from 405,302 sqm as of December 31, 2023 to 453,094 sqm as of December 31, 2024, as (i) customers with commitments moved into the data center area, and (ii) new service contracts were signed by customers who commenced utilizing services during the period.

Cost of Revenue

Our cost of revenue increased by 3.4% to RMB8,099.4 million (US$1,109.6 million) in 2024 from RMB7,831.2 million in 2023. This increase was primarily due to an increase of 9.3% in utility costs to RMB3,360.8 million (US$460.4 million) in 2024 from RMB3,076.2 million in 2023, and an increase of 9.2% in personnel costs to RMB512.1 million (US$70.2 million) in 2024 from RMB469.1 million in 2023. The increase in utility costs was largely a result of an increase in customer power utilized and new data center facilities. Increase in personnel costs was largely a result of increased headcount. Cost of revenue as a percentage of net revenue decreased to 78.5% in 2024 from 80.1% in 2023.

Operating Expenses

Our total operating expenses decreased by 74.3% to RMB1,070.6 million (US$146.7 million) in 2024 as compared to RMB4,158.4 million in 2023. The decrease was primarily due to impairment losses of long-lived assets of RMB3,013.4 million in 2023. Our total operating expenses as a percentage of our net revenue decreased to 10.4% in 2024 from 42.5% in 2023.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 17.4% to RMB116.4 million (US$16.0 million) from RMB140.9 million in 2023, which was mainly due to the decrease in share-based payment expenses of RMB18.7 million.

General and Administrative Expenses. Our general and administrative expenses were RMB917.9 million (US$125.7 million) in 2024, compared with RMB966.0 million in 2023, which decrease mainly resulted from (i) a decrease in depreciation and amortization expenses of RMB96.1 million and (ii) a decrease in allowance for credit losses of RMB31.5 million, partially offset by (i) an increase in personnel cost of RMB19.8 million as a result of increased headcount in 2024, (ii) a cash reimbursement from the Company’s ADS depositary bank of RMB22.1 million in 2023, (iii) an increase in taxes of RMB14.9 million, and (iv) an increase in other expenses of RMB22.7 million.

Research and Development Expenses. Our research and development expenses decreased by 4.8% to RMB36.3 million (US$5.0 million) from RMB38.2 million in 2023. This decrease was primarily attributable to cost control in 2024.

Impairment losses of long-lived assets. Impairment losses of long-lived assets of RMB3,013.4 million were provided in 2023 mainly due to lower sales price and slower move-in within fixed lease terms for the leased properties and proactive plans to consolidate certain data centers. No impairment losses were provided in 2024.

Other Income (Expenses)

Interest Income. Our interest income decreased by 4.5% to RMB89.8 million (US$12.3 million) in 2024 from RMB94.0 million in 2023, which was primarily a result of a decrease in income generating deposits held during 2024.

Interest Expenses. Our interest expenses decreased by 0.6% to RMB1,924.6 million (US$263.7 million) in 2024 from RMB1,936.5 million in 2023. This decrease was primarily a result of lower interest rate.

Government Grants. Income from government grants decreased by 67.7% to RMB27.3 million in 2024 from RMB84.4 million in 2023, primarily due to the expiration of certain government support policies.

Foreign Currency Exchange (Loss) Gain, net. Changes in currency exchange rates resulted in a gain of RMB18.9 million (US$2.6 million) in 2024 as compared to a loss of RMB1.6 million in 2023, primarily due to the exchange gain from cash balances denominated in U.S. dollar held by our PRC entities as RMB depreciated against U.S. dollar during 2024.

Income Tax Benefits (Expenses)

Income tax expenses were RMB156.1 million (US$21.4 million) in 2024, compared to income tax benefits of RMB15.6 million in 2023. Our income tax benefits (expenses) are comprised of current tax expense, mainly attributable to certain profitable subsidiaries in mainland China, and deferred tax impact. In 2023, the income tax benefits mainly arose from the impairment losses of long-lived assets and the amortization of deferred tax liabilities attributable to acquisitions. The income tax expenses in 2024 consisted of current tax expenses of RMB337.6 million (US$46.3 million) arising from the profit generated by certain subsidiaries in mainland China and deferred tax benefits of RMB181.6 million (US$24.9 million) mainly due to the amortization of deferred tax liabilities attributable to acquisitions.

(Loss) Income from Discontinued Operations

Income from discontinued operations was RMB4,074.7 million (US$558.2 million) in 2024, consisting of loss from operations of discontinued operations, net of income taxes, of RMB400.8 million (US$54.9 million) and gain on deconsolidation of subsidiaries, net of nil income taxes of RMB4,475.5 million (US$613.1 million). In 2023, loss from discontinued operations represented loss from operations of discontinued operations, net of income taxes of RMB359.4 million. The increase in loss from operations of discontinued operations, net of income taxes was mainly due to greater operating expenses for business expansion, partially offset by the increase in gross profit resulting from the increase in area utilized.

Net (Loss) Income

As a result of the foregoing, net income was RMB3,303.8 million (US$452.6 million) in 2024, compared to a net loss of RMB4,285.4 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenue

Our net revenue increased by 5.5% to RMB9,782.4 million in 2023 from RMB9,268.1 million in 2022. This increase was due to increases in service revenue of RMB521.5 million, mainly due to an increase in area utilized from 369,513 sqm as of December 31, 2022 to 405,302 sqm as of December 31, 2023, as (i) customers with commitments moved into the data center area, and (ii) the signing of new service contracts by customers who commenced utilizing services during the period.

Cost of Revenue

Our cost of revenue increased by 7.0% to RMB7,831.2 million in 2023 from RMB7,316.6 million in 2022. This increase was primarily due to an increase of 10.9% in utility costs to RMB3,076.2 million in 2023 from RMB2,773.0 million in 2022, and an increase of 9.2% in depreciation and amortization costs to RMB2,974.5 million in 2023 from RMB2,722.8 million in 2022. Increase in utility costs was largely a result of an increase in power tariff and new data center facilities. Increase in depreciation and amortization costs was largely a result of new data center facilities in service. Cost of revenue as percentage of net revenue increased to 80.1% in 2023 from 78.9% in 2022.

Operating Expenses

Our total operating expenses increased by 235.8% to RMB4,158.4 million in 2023 as compared to RMB1,238.3 million in 2022. The increase was primarily due to an increase in impairment losses of long-lived assets of RMB3,000.7 million. Our total operating expenses as a percentage of our net revenue increased to 42.5% in 2024 from 13.4% in 2023.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 3.8% to RMB140.9 million from RMB146.5 million in 2022.

General and Administrative Expenses. Our general and administrative expenses were RMB966.0 million in 2023, compared with RMB1,047.1 million in 2022, which was mainly resulted from (i) a decrease in operating lease cost relating to prepaid land use rights expenses of RMB39.5 million as a result of certain data centers commencing operations in 2023, (ii) a decrease in professional fees of RMB20.7 million, (iii) a cash reimbursement from the Company’s ADS depositary bank of RMB22.1 million in 2023 and (iv) a decrease in other expenses of RMB14.9 million, partially offset by an increase in share-based compensation of RMB16.1 million as a result of increased headcount in 2023.

Research and Development Expenses. Our research and development expenses increased by 19.6% to RMB38.2 million in 2023 from RMB31.9 million in 2022. This increase was primarily attributable to more research and development activities incurred.

Impairment Losses of Long-Lived Assets. Impairment losses of long-lived assets of RMB3,013.4 million was provided in 2023 mainly due to lower sales price and slower move-in within fixed lease terms for the leased properties and proactive plans to consolidate certain data centers.

Other Income (Expenses)

Interest Income. Our interest income increased by 122.6% to RMB94.0 million in 2023 from RMB42.2 million in 2022, which was primarily a result of the arrangement of several higher interest rate time deposits with the bank.

Interest Expenses. Our interest expenses increased by 3.1% to RMB1,936.5 million in 2023 from RMB1,878.2 million in 2022. This increase was primarily a result of an increase in borrowings and convertible bonds payable.

Government Grants. Income from government grants decreased by 11.3% to RMB84.4 million in 2023 from RMB95.2 million in 2022, primarily due to the decrease in additional deduction of input VAT.

Foreign Currency Exchange (Loss) Gain, net. Changes in currency rates resulted in a loss of RMB1.6 million in 2023 as compared to a loss of RMB11.1 million in 2022, primarily due to fluctuation of U.S. dollar against the RMB.

Income Tax Benefits (Expenses)

Income tax benefits were RMB15.6 million in 2023, compared to income tax expenses of RMB276.2 million in 2022. Our income tax benefits (expenses) are comprised of current tax expense, mainly attributable to certain profitable subsidiaries in mainland China, and deferred tax impact. The deferred tax impact mainly arose from the impairment losses of long-lived assets and the amortization of deferred tax liabilities attributable to acquisitions. Significant changes from income tax expenses in 2022 to income tax benefits in 2023 were mainly attributable to (i) the decrease of current income tax expense by RMB95.0 million primarily due to the decreased taxable profits of some subsidiaries in 2023 and (ii) the increase of deferred income tax benefits by RMB196.8 million primarily due to the reversal of deferred tax liabilities as a result of impairments of purchase price allocations on long-lived assets arising from acquisitions.

Loss from Discontinued Operations

Loss from discontinued operations increased by 122.4% to RMB359.4 million in 2023 from RMB161.6 million in 2022, primarily due to expansion of the international business in the early stages of its development.

Net Loss

As a result of the foregoing, net loss increased to RMB4,285.4 million in 2023 from RMB1,266.1 million in 2022.

Variable Interest Entity Financial Information

The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for our company, the non-VIE subsidiaries, and the VIEs and their subsidiaries for the years and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	Year Ended December 31, 2024
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company (4)	(1)(2)	(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	6,952	8,252,368	10,086,220	(8,023,472)	10,322,068
Cost of revenue	(97,174)	(6,480,910)	(9,526,368)	8,005,013	(8,099,439)
Net (loss) income from continuing operations	(1,050,153)	(393,073)	214,697	457,617	(770,912)
Income (loss) from discontinued operations	4,475,539	(375,346)	—	(25,450)	4,074,743
Net income (loss)	3,425,386	(768,419)	214,697	432,167	3,303,831

	Year Ended December 31, 2023
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company (4)	(1)(2)	(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	6,776	7,623,403	9,702,806	(7,550,537)	9,782,448
Cost of revenue	(121,592)	(5,988,643)	(9,270,933)	7,549,946	(7,831,222)
Net loss from continuing operations	(4,290,053)	(3,325,083)	(7,897)	3,697,016	(3,926,017)
Loss from discontinued operations	—	(351,900)	—	(7,476)	(359,376)
Net loss	(4,290,053)	(3,676,983)	(7,897)	3,689,540	(4,285,393)

	Year Ended December 31, 2022
		Non-VIE	VIEs and their
	Our	subsidiaries	subsidiaries	Consolidation	Consolidated
	company (4)	(1)(2)	(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	13,852	6,671,661	9,232,419	(6,649,831)	9,268,101
Cost of revenue	(102,565)	(5,297,874)	(8,564,676)	6,648,512	(7,316,603)
Net (loss) income from continuing operations	(1,268,890)	(755,394)	223,925	695,806	(1,104,553)
Loss from discontinued operations	—	(161,565)	—	—	(161,565)
Net (loss) income	(1,268,890)	(916,959)	223,925	695,806	(1,266,118)
(1)

The VIEs and their subsidiaries were contracting parties in IDC service agreements, while our non-VIE subsidiaries provided outsourcing and other services by charging service fees to the VIEs and their subsidiaries.

(2)Net revenue of the non-VIE subsidiaries disclosed above comprises of the following items:

●	net revenue for provision of services and sales of equipment to third parties of RMB309.3 million, RMB291.2 million and RMB364.9 million (US$50.0 million) in 2022, 2023 and 2024, respectively;
●	net revenue for provision of outsourcing and other services to the VIEs and their subsidiaries of RMB6,336.9 million, RMB7,312.8 million and RMB7,792.6 million (US$1,067.6 million) in 2022, 2023 and 2024, respectively;
●	net revenue for services provided to discontinued operations, mainly including commission and procurement services fees of nil, RMB1.7 million and RMB38.2 million (US$5.2 million) in 2022, 2023 and 2024, respectively; and
●	other sales, which mainly represented the equipment sales, to the VIEs and their subsidiaries, of RMB25.5 million, RMB17.7 million and RMB56.7 million (US$7.8 million) in 2022, 2023 and 2024, respectively.

(3)Net revenue of the VIEs disclosed above comprises of the following items:

●	net revenue for provision of services and sales of equipment to third parties of RMB8,958.9 million, RMB9,489.5 million and RMB9,919.0 million (US$1,358.9 million) in 2022, 2023 and 2024, respectively, which is the net revenue of VIEs and their subsidiaries disclosed in Note 2(a) to our consolidated financial statements;
●	net revenue for provision of construction services, research and development services, colocation and managed services and equipment sales to the non-VIE subsidiaries of RMB273.6 million, RMB213.3 million and RMB167.2 million (US$22.9 million) in 2022, 2023 and 2024, respectively.
(4)	Net revenue of our company in the year ended December 31, 2022, 2023 and 2024 represents the management service fee charged to the non-VIE subsidiaries and discontinued operations.
(5)	To eliminate the above intra-group transactions and our company’s equity in gain or loss of subsidiaries, the VIEs and their subsidiaries.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2024
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Assets
Current assets
Cash	1,498,062	4,510,777	1,858,820	—	7,867,659
Accounts receivable, net of allowance for credit losses	—	25,296	2,996,660	—	3,021,956
Other current assets	54,910	338,571	329,975	—	723,456
Total current assets excluding amounts due from the entities within the Group	1,552,972	4,874,644	5,185,455	—	11,613,071
Property and equipment, net (1)	—	38,361,913	1,895,324	(53,104)	40,204,133
Goodwill	—	5,886,379	—	—	5,886,379
Deferred tax assets	—	322,037	58,970	267	381,274
Long-term investment in equity investees	7,537,604	6,951	—	—	7,544,555
Other non-current assets	61	7,633,291	388,649	(2,785)	8,019,216
Total assets excluding investments, loans and amounts due from the entities within the Group	9,090,637	57,085,215	7,528,398	(55,622)	73,648,628
Investments, loans and amounts due from the entities within the Group (2)	24,778,969	6,515,232	2,185,432	(33,479,633)	—
Total assets	33,869,606	63,600,447	9,713,830	(33,535,255)	73,648,628

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (3)	1,435,924	2,402,957	404,801	97,967	4,341,649
Accounts payable	1,066	2,089,567	502,672	—	2,593,305
Finance lease and other financing obligations, current	—	590,999	45,153	—	636,152
Other current liabilities	121,665	1,015,895	369,432	—	1,506,992
Total current third-party liabilities	1,558,655	6,099,418	1,322,058	97,967	9,078,098
Long-term borrowings, excluding current portion	—	21,507,145	399,043	(203)	21,905,985
Convertible bonds payable	8,576,583	—	—	—	8,576,583
Finance lease and other financing obligations, non-current	—	6,750,459	851,192	—	7,601,651
Other non-current liabilities	—	2,645,285	172,393	—	2,817,678
Total third-party liabilities	10,135,238	37,002,307	2,744,686	97,764	49,979,995
Amounts due to the entities within the Group (2) (3)	195,666	35,934,659	6,208,573	(42,338,898)	—
Total liabilities	10,330,904	72,936,966	8,953,259	(42,241,134)	49,979,995
Total mezzanine equity	1,080,656	—	—	—	1,080,656
Total equity	22,458,046	(9,336,519)	760,571	8,705,879	22,587,977
Total liabilities, mezzanine equity and equity	33,869,606	63,600,447	9,713,830	(33,535,255)	73,648,628

	As of December 31, 2023
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Assets
Current assets
Cash	223,533	4,679,803	2,451,473	—	7,354,809
Accounts receivable, net of allowance for credit losses	—	34,762	2,458,297	—	2,493,059
Other current assets	4,676	850,459	280,732	(82)	1,135,785
Total current assets excluding amounts due from the entities within the Group	228,209	5,565,024	5,190,502	(82)	10,983,653
Property and equipment, net (1)	—	38,116,668	2,030,013	(48,258)	40,098,423
Goodwill	—	5,886,379	—	—	5,886,379
Deferred tax assets	—	228,298	61,549	—	289,847
Other non-current assets	73	16,768,201	422,722	(2,608)	17,188,388
Total assets excluding investments, loans and amounts due from the entities within the Group	228,282	66,564,570	7,704,786	(50,948)	74,446,690
Investments, loans and amounts due from the entities within the Group (2)	28,499,722	6,790,903	2,306,070	(37,596,695)	—
Total assets	28,728,004	73,355,473	10,010,856	(37,647,643)	74,446,690

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (3)	—	2,048,500	435,767	98,083	2,582,350
Accounts payable	3,810	2,209,909	536,177	—	2,749,896
Finance lease and other financing obligations, current	—	508,730	39,117	—	547,847
Other current liabilities	134,090	1,953,285	338,008	—	2,425,383
Total current third-party liabilities	137,900	6,720,424	1,349,069	98,083	8,305,476
Long-term borrowings, excluding current portion	—	22,546,032	542,023	—	23,088,055
Convertible bonds payable	8,434,766	—	—	—	8,434,766
Finance lease and other financing obligations, non-current	—	6,999,867	894,318	—	7,894,185
Other non-current liabilities	—	6,403,631	196,774	—	6,600,405
Total third-party liabilities	8,572,666	42,669,954	2,982,184	98,083	54,322,887
Amounts due to the entities within the Group (2) (3)	197,112	35,801,243	6,482,798	(42,481,153)	—
Total liabilities	8,769,778	78,471,197	9,464,982	(42,383,070)	54,322,887
Total mezzanine equity	1,064,766	—	—	—	1,064,766
Total equity	18,893,460	(5,115,724)	545,874	4,735,427	19,059,037
Total liabilities, mezzanine equity and equity	28,728,004	73,355,473	10,010,856	(37,647,643)	74,446,690
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

Selected Condensed Consolidated Cash Flows Information

	Year Ended December 31, 2024
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (1)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities of continuing operations	(274,168)	2,500,421	(5,129)	(1,462)	2,219,662
Net cash used in operating activities of discontinued operations	—	(281,297)	—	—	(281,297)
Net cash (used in) provided by operating activities (1)	(274,168)	2,219,124	(5,129)	(1,462)	1,938,365
Net cash provided by (used in) investing activities of continuing operations	208,016	(1,473,249)	(236,574)	(338,554)	(1,840,361)
Net cash used in investing activities of discontinued operations	—	(6,920,177)	—	—	(6,920,177)
Net cash provided by (used in) investing activities (1) (2)	208,016	(8,393,426)	(236,574)	(338,554)	(8,760,538)
Net cash provided by (used in) financing activities of continuing operations	1,348,792	(1,181,940)	(332,573)	340,016	174,295
Net cash provided by financing activities of discontinued operations	—	16,883,042	—	—	16,883,042
Net cash provided by (used in) financing activities (2)	1,348,792	15,701,102	(332,573)	340,016	17,057,337

	Year Ended December 31, 2023
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (1)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities of continuing operations	(68,805)	2,197,441	235,448	(4,808)	2,359,276
Net cash used in operating activities of discontinued operations	—	(294,019)	—	—	(294,019)
Net cash (used in) provided by operating activities (1)	(68,805)	1,903,422	235,448	(4,808)	2,065,257
Net cash used in investing activities of continuing operations	(1,285,317)	(3,416,796)	(86,336)	272,859	(4,515,590)
Net cash used in investing activities of discontinued operations	—	(2,827,863)	—	—	(2,827,863)
Net cash used in investing activities(1)(2)	(1,285,317)	(6,244,659)	(86,336)	272,859	(7,343,453)
Net cash provided by (used in) financing activities of continuing operations	622,659	937,895	(25,567)	(268,051)	1,266,936
Net cash provided by financing activities of discontinued operations	—	2,892,824	—	—	2,892,824
Net cash provided by (used in) financing activities(2)	622,659	3,830,719	(25,567)	(268,051)	4,159,760

	Year Ended December 31, 2022
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (1)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities of continuing operations	(68,391)	1,451,317	1,533,548	(54,238)	2,862,236
Net cash used in by operating activities of discontinued operations	—	(52,448)	—	—	(52,448)
Net cash (used in) provided by operating activities (1)	(68,391)	1,398,869	1,533,548	(54,238)	2,809,788
Net cash used in investing activities of continuing operations	(6,312,513)	(9,156,202)	(143,796)	5,079,455	(10,533,056)
Net cash used in investing activities of discontinued operations	—	(1,980,845)	—	—	(1,980,845)
Net cash used in investing activities(1)(2)	(6,312,513)	(11,137,047)	(143,796)	5,079,455	(12,513,901)
Net cash provided by (used in) financing activities of continuing operations	1,502,678	7,377,632	(369,324)	(5,025,217)	3,485,769
Net cash provided by financing activities of discontinued operations	—	2,657,845	—	—	2,657,845
Net cash provided by (used in) financing activities(2)	1,502,678	10,035,477	(369,324)	(5,025,217)	6,143,614
(1)	The consolidation adjustments represent the elimination of intra-group payments from the non-VIE subsidiaries to one of the VIE’s subsidiaries, for the construction services rendered.
(2)

The consolidation adjustments are primarily to eliminate (a) our company’s investment in, loans and advances to the non-VIE subsidiaries with (b) the capitals, advances and loans received by the non-VIE subsidiaries from our company.

B.Liquidity and Capital Resources

Our primary sources of liquidity have been net proceeds from operations, cash flow from short-term and long-term borrowings, issuance of debt and equity securities, including in our initial public offering, follow-on public offerings, private placement (including convertible preferred shares) and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had finance lease and other financing obligations. As of December 31, 2024, we had cash of RMB7,867.7 million (US$1,077.9 million). In addition, as of December 31, 2024, total short-term debt was RMB4,978.4 million (US$682.0 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB4,341.6 million (US$594.8 million), the current portion of finance lease and other financing obligations of RMB636.2 million (US$87.2 million) and the current portion of convertible bonds of RMB0.6 million (US$0.1 million). As of the same date, total long-term debt was RMB38,084.2 million (US$5,217.5 million), comprised of long-term borrowings (excluding current portion) of RMB21,906.0 million (US$3,001.1 million), the non-current portion of finance lease and other financing obligations of RMB7,601.7 million (US$1,041.4 million) and the non-current portion of convertible bonds payable of RMB8,576.6 million (US$1,175.0 million). As of December 31, 2024, the unused amount of working capital and project financing credit was RMB3,316.8 million (US$454.4 million).

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

Our main sources of cash funding for the VIEs and their subsidiaries have included intercompany loans and cash advances from GDS Holdings, our subsidiaries and cash generated from operations. In the years ended December 31, 2022 and 2023, GDS Holdings and our subsidiaries did not provide any additional intercompany loans to the VIEs and their subsidiaries and the VIEs and their subsidiaries did not repay any existing intercompany loans to GDS Holdings and our subsidiaries. In the year ended December 31, 2024, GDS Holdings and our subsidiaries did not provide any additional intercompany loans to the VIEs or their subsidiaries and the VIEs and their subsidiaries repaid RMB132.0 million (US$18.1 million) of existing intercompany loans to GDS Holdings and our subsidiaries. As of December 31, 2022, 2023 and 2024, the VIEs and their subsidiaries held cash of RMB2,326.3 million, RMB2,451.5 million and RMB1,858.8 million (US$254.7 million), respectively.

In the years ended December 31, 2022 and 2023, our company, through the intermediate holding companies, made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB6,312.5 million and RMB1,285.3 million, respectively. In the year ended December 31, 2024, GDS Holdings received repayments from discontinued operations of RMB1,059.0 million (US$145.1 million) and made capital contributions or provided intercompany loans to other non-VIE subsidiaries of RMB851.0 million (US$116.6 million).

PRC entities need to appropriate reserve funds of 10% before distributing earnings until such reserve reaches 50% of paid in capital. Except as otherwise disclosed elsewhere in this annual report, there was no restriction or limitation on our company’s ability to receive earnings from our subsidiaries or to distribute them to U.S. investors during the years ended December 31, 2022, 2023 and 2024. Likewise, there was no restriction or limitation on the consolidated VIEs to settle obligations under the consolidated VIE contractual arrangements. As of December 31, 2024, certain subsidiaries, the VIEs and their subsidiaries had retained earnings of RMB3,334.7 million (US$456.9 million) in aggregate. No dividend or distribution was made through our subsidiaries or consolidated VIEs to our company during the years ended December 31, 2022, 2023 and 2024.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, GDS Holdings may rely on dividend payments from our mainland China subsidiaries to fund any of our cash and financing requirements. Under China’s existing foreign exchange regulations, our mainland China subsidiaries are able to make payments of current accounts, such as dividends, to their offshore holding companies, in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities will be required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. There is no requirement imposed on investors to complete registration or obtain approval from appropriate government authorities before they can receive dividend payments from GDS Holdings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Restrictions on currency exchange may limit our ability to utilize our net revenue effectively.” These statutory limitations affect, and future covenant debt limitations might affect, our mainland China subsidiaries’ ability to pay dividends to us.

As of December 31, 2024, our cash and restricted cash were deposited in major financial institutions located in mainland China, Hong Kong, Macau, Singapore and the United States. We currently believe that such limitations on payment in foreign currencies will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “—Statutory Reserves.”

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

As a result of these laws, rules and regulations relating to statutory reserves, foreign exchange conversion and withholding taxes described above, our subsidiaries, the VIEs and their subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their respective net assets to their offshore holding companies as dividends, loans or advances. As of December 31, 2024, the restricted net assets were RMB26,125.2 million (US$3,579.1 million), including those of the VIEs and their subsidiaries of RMB320.7 million (US$43.9 million) and our subsidiaries of RMB25,804.5 million (US$3,535.2 million), which mainly consisted of paid-in registered capital.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities from continuing operations	2,862,236	2,359,276	2,219,662	304,093
Net cash used in operating activities from discontinued operations	(52,448)	(294,019)	(281,297)	(38,538)
Net cash provided by operating activities	2,809,788	2,065,257	1,938,365	265,555
Net cash used in investing activities from continuing operations	(10,533,056)	(4,515,590)	(1,840,361)	(252,128)
Net cash used in investing activities from discontinued operations	(1,980,845)	(2,827,863)	(6,920,177)	(948,060)
Net cash used in investing activities	(12,513,901)	(7,343,453)	(8,760,538)	(1,200,188)
Net cash provided by financing activities from continuing operations	3,485,769	1,266,936	174,295	23,878
Net cash provided by financing activities from discontinued operations	2,657,845	2,892,824	16,883,042	2,312,967
Net cash provided by financing activities	6,143,614	4,159,760	17,057,337	2,336,845
Effect of exchange rate changes on cash and restricted cash	416,198	154,302	(13,592)	(1,862)
Net (decrease) increase in cash and restricted cash	(3,144,301)	(964,134)	10,221,572	1,400,350
Cash and restricted cash at beginning of year	12,026,367	8,882,066	7,917,932	1,084,752
Cash and restricted cash at end of year	8,882,066	7,917,932	18,139,504	2,485,102
Less: Cash and restricted cash of discontinued operations at end of year or deconsolidation date	(668,156)	(420,610)	(10,045,974)	(1,376,293)
Cash and restricted cash of continuing operations at end of year	8,213,910	7,497,322	8,093,530	1,108,809

Operating Activities

Cash provided by operating activities from continuing operations was RMB2,219.7 million (US$304.1 million) in 2024, primarily due to net loss from continuing operations of RMB770.9 million (US$105.6 million), adjusted primarily for (i) depreciation and amortization of RMB3,243.0 million (US$444.3 million), primarily relating to our data center property and equipment, (ii) share-based compensation expenses of RMB296.5 million (US$40.6 million), (iii) amortization of debt issuance and commitment cost and debt discount of RMB110.7 million (US$15.2 million) and (iv) operating lease cost relating to prepaid land use rights of RMB110.1 million (US$15.1 million), partially offset by (v) deferred tax benefits of RMB181.6 million (US$24.9 million), (vi) net gain on disposal of property and equipment of RMB31.7 million (US$4.3 million) and (vii) changes in working capital. Changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB665.9 million (US$91.2 million) and (ii) an increase in VAT recoverable of RMB115.8 million (US$15.9 million) mainly as a result of capital expenditures, partially offset by (iii) a decrease in other current assets of RMB109.8 million (US$15.0 million), (iv) an increase in accrued expenses and other payables of RMB104.0 million (US$14.2 million), and (v) a decrease in other non-current assets of RMB70.8 million (US$9.7 million).

Cash provided by operating activities from continuing operations was RMB2,359.3 million in 2023, primarily due to net loss of continuing operations of RMB3,926.0 million, adjusted primarily for (i) depreciation and amortization of RMB3,368.5 million, primarily relating to our data center property and equipment, (ii) impairment losses of long-lived assets of RMB3,013.4 million, (iii) share-based compensation expenses of RMB336.6 million, (iv) amortization of debt issuance and commitment cost and debt discount of RMB140.6 million and (v) operating lease cost relating to prepaid land use rights of RMB107.0 million, partially offset by (vi) deferred tax benefits of RMB295.9 million and (vii) changes in working capital. Changes in working capital primarily consisted of (i) an increase in VAT recoverable of RMB388.3 million mainly as a result of capital expenditures, partially offset by (ii) an increase in accounts payable of RMB106.5 million and (iii) a decrease in other current assets of RMB39.5 million.

Cash provided by operating activities from continuing operations was RMB2,862.2 million in 2022, primarily due to a net loss of continuing operations of RMB1,104.6 million, adjusted primarily for (i) depreciation and amortization of RMB3,120.3 million, primarily relating to our data center property and equipment, (ii) share-based compensation expenses of RMB290.8 million, (iii) amortization of debt issuance and commitment cost and debt discount of RMB151.8 million, (iv) operating lease cost relating to prepaid land use rights of RMB100.9 million and (v) changes in working capital, partially offset by (vi) gain from purchase price adjustment of RMB205.0 million and (vii) deferred tax benefits of RMB99.2 million. Changes in working capital primarily consisted of (i) a decrease in VAT recoverable of RMB1,182.5 million mainly as a result of VAT refund, (ii) an increase in accounts payable of RMB186.7 million and (iii) an increase in deferred revenue of RMB49.0 million, partially offset by (iv) an increase in accounts receivable of RMB695.8 million, (v) an increase in other non-current assets of RMB103.7 million and (vi) a decrease in accrued expenses and other payables of RMB93.7 million.

Cash used in operating activities from discontinued operations was RMB52.4 million, RMB294.0 million and RMB281.3 million (US$38.5 million) in 2022, 2023 and 2024, respectively.

Investing Activities

Net cash used in investing activities from continuing operations was RMB1,840.4 million (US$252.1 million) in 2024, which was primarily due to (i) the payments for purchase of property and equipment and land use rights of RMB3,169.3 million (US$434.2 million) for the development of our data centers and (ii) payments for acquisitions and investments of RMB82.8 million (US$11.3 million), partially offset by (iii) receipts of loan repayments from discontinued operations of RMB1,168.8 million (US$160.1 million), (iv) the proceeds from disposal of property and equipment of RMB203.9 million (US$27.9 million) and (v) proceeds from disposal of subsidiaries of RMB39.0 million (US$5.3 million).

Net cash used in investing activities from continuing operations was RMB4,515.6 million in 2023, which was primarily due to (i) the payments for purchase of property and equipment and land use rights of RMB3,194.0 million for the development of our data centers, (ii) payments for acquisitions and investments of RMB346.5 million and (iii) payments for investments and loans to discontinued operations of RMB1,017.3 million, partially offset by (iv) the proceeds from disposal of property and equipment of RMB18.6 million, and (v) proceeds from disposal of equity investments and subsidiaries of RMB23.6 million.

Net cash used in investing activities from continuing operations was RMB10,533.1 million in 2022, which was primarily due to (i) the payments for purchase of property and equipment and land use rights of RMB5,866.5 million for the development of our data centers, (ii) payments for acquisitions and investments of RMB3,468.4 million and (iii) payments for investments and loans to discontinued operations of RMB1,239.0 million, partially offset by (iv) proceeds from sale of property and equipment of RMB43.6 million.

Net cash used in investing activities from discontinued operations was RMB1,980.8 million, RMB2,827.9 million and RMB6,920.2 million (US$948.1 million) in 2022, 2023 and 2024, respectively.

Financing Activities

Net cash provided by financing activities from continuing operations was RMB174.3 million (US$23.9 million) in 2024, which was primarily due to proceeds from borrowings of RMB6,655.9 million (US$911.9 million) and proceeds from other financing arrangements of RMB200.0 million (US$27.4 million), partially offset by repayment of borrowings of RMB6,062.8 million (US$825.7 million), payment under finance lease and other financing obligations of RMB545.9 million (US$74.8 million), payment of debt issuance cost of RMB54.8 million (US$7.5 million) and payment of redeemable preferred shares dividends of RMB54.2 million (US$7.4 million).

Net cash provided by financing activities from continuing operations was RMB1,266.9 million in 2023, which was primarily due to proceeds from borrowings of RMB6,244.5 million, proceeds from issuance of convertible bonds of RMB3,926.7 million and proceeds from other financing arrangements of RMB220.0 million, partially offset by repayment of borrowings of RMB5,746.8 million, repayment of convertible bonds payable of RMB2,128.3 million, payment under finance lease and other financing obligations of RMB986.9 million, payment of debt issuance cost of RMB187.1 million, payment of redeemable preferred shares dividends of RMB53.9 million and payment of deferred contingent consideration for acquisitions of RMB21.2 million.

Net cash provided by financing activities from continuing operations was RMB3,485.8 million in 2022, which was primarily due to proceeds from borrowings of RMB10,498.4 million, proceeds from issuance of convertible bonds of RMB3,917.0 million, proceeds from other financing arrangements of RMB845.3 million and proceeds from sales of equity interests of subsidiaries of RMB69.8 million, partially offset by repayment of borrowings of RMB9,585.4 million, payment under finance lease and other financing obligations of RMB1,138.5 million, payment for acquisition of redeemable non-controlling interests of RMB593.8 million, payment of deferred contingent consideration for acquisitions of RMB280.4 million, payment for purchase of property and equipment through vendor financing of RMB105.9 million, payment of debt issuance cost of RMB89.2 million, and payment of redeemable preferred shares dividends of RMB51.6 million.

Net cash provided by financing activities from discontinued operations was RMB2,657.8 million, RMB2,892.8 million and RMB16,883.0 million (US$2,313.0 million) in 2022, 2023 and 2024, respectively.

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

As of December 31, 2022, 2023 and 2024, PRC entities had RMB146.9 million, RMB225.9 million and RMB316.7 million (US$43.4 million), respectively, in their statutory reserves.

Capital Expenditures

We had capital expenditures for continuing operations, excluding payments related to acquisitions and investments and receipts from collection of loans acquired in our acquisitions, of RMB5,822.8 million, RMB3,175.4 million and RMB2,965.4 million (US$406.3 million) in 2022, 2023 and 2024, respectively. Our capital expenditures were primarily for the purchase of equipment, prepaid land use rights reported in investing activities in the consolidated financial statements and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities.

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

For the years ended December 31, 2022, 2023 and 2024, the VIEs and their subsidiaries contributed 96.7%, 97.0% and 96.1%, respectively, of our total net revenue.

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

Convertible Preferred Shares

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. If the aggregate amounts of dividend on its ordinary shares are higher than the cumulative preferred share dividends over the four consecutive quarters, the holders of preferred shares have the right to receive the dividend in an amount equal to the dividend paid to the holders of ordinary shares (treating each holder of convertible preferred shares as being the holder of the number of Class A ordinary shares into which such holder’s convertible preferred shares would be converted if such shares were converted at the end of each period). The convertible preferred shares are convertible into 33,707,864 Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. Assuming conversion of all the Series A convertible preferred shares held by its affiliate, Ping An Overseas Holdings would have beneficially owned 2.2% of our Class A ordinary shares as of December 31, 2024. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq. Assuming that either of the two foregoing events occurred on December 31, 2024 and that all holders exercised their redemption right to require our Company to purchase all of the convertible preferred shares, the total purchase price would have been RMB1.1 billion (US$0.1 billion) and total cash would have been reduced by the same amount in the event of such redemption. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold.

Convertible Senior Notes due 2029

On March 8, 2022, we issued and sold US$620 million in aggregate principal amount of convertible senior notes due in 2029, or the 2029 Notes, to Sequoia China Infrastructure Fund I, STT GDC, and an Asian sovereign wealth fund with which we have a strategic relationship. On May 29, 2024, in connection with an internal portfolio rationalization by STT GDC, all the 2029 Notes previously held by STT GDC were transferred to STT Garnet.

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

Series A Convertible Preferred Shares Issued by DayOne

In March 2024, our then-consolidated subsidiary, DigitalLand Holdings Limited (now known as “DayOne”), that acted as the holding company for GDS’s international data center assets and operations, entered into definitive agreements for certain institutional private equity investors (the “Series A Investors”) to subscribe for US$587 million of Series A convertible preferred shares (the “Series A”) newly issued by DayOne. In June 2024, DayOne entered into amendments to the definitive agreements for the Series A convertible preferred shares new issue initially announced in March 2024, as a result of which the new issue has been upsized from US$587 million to US$672 million at the same pre-money equity valuation. The Series A subscription price implies a pre-money equity valuation for DayOne of US$750 million. Post-closing and on an as-converted basis, GDS owned approximately 52.7% of the equity interest of DayOne in the form of ordinary shares. The remaining 47.3% equity interest was held in the form of Series A shares by the Series A Investors, including Hillhouse, Rava Partners, Boyu, Princeville Capital, Tekne Capital, among others. DayOne established an equity incentive plan which provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of its issued share capital as of the closing at the Series A subscription price. GDS and certain Series A Investors have the right to appoint directors to the Board of DayOne proportionate with their ownership. Mr. William Huang continues in his role as Chairman of the Board of DayOne. Each Series A share is entitled to one vote and will be convertible into one ordinary share of DayOne at any time at the holder’s option. All Series A shares will automatically convert into ordinary shares of DayOne at, or following, completion of DayOne’s IPO, subject to certain conditions.

Series B Convertible Preferred Shares Issued by DayOne

In October 2024, our then-consolidated subsidiary, DayOne further entered into definitive agreements for certain institutional private equity investors, including Coatue Management and The Baupost Group, to subscribe for US$1.0 billion of Series B convertible preferred shares newly issued by DayOne. In December 2024, DayOne entered into amendments to the definitive agreements for the Series B convertible preferred shares new issue initially announced in October 2024, as a result of which the new issue has been upsized from US$1.0 billion to US$1.2 billion at the same pre-money equity valuation. The upsize was mainly committed by renowned new investors, including the SoftBank Vision Fund and Kenneth Griffin, CEO of Citadel. The Series B subscription price implied a pre-money equity valuation for DayOne of approximately US$2.5 billion. The Series B subscription price per share represented a 75% premium to the subscription price for the Series A new issue which DayOne entered into during March 2024. Following the closing of DayOne’s Series B equity financing on December 31, 2024, GDS owned approximately 35.6% of the equity interest of DayOne in the form of ordinary shares on an as-converted basis, and therefore no longer consolidates DayOne for accounting purposes. DayOne established an additional equity incentive plan which, together with its existing equity incentive plan, provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of DayOne’s share capital in issue at closing. GDS and certain Series B investors have the right to appoint directors to the Board of DayOne proportionate with their ownership. Mr. William Huang continues in his role as Chairman of the Board of DayOne. Each Series B share is entitled to one vote and will be convertible into one ordinary share of DayOne at any time at the holder’s option. All Series B shares will automatically convert into ordinary shares of DayOne at, or following, completion of DayOne’s IPO, subject to certain conditions.

Loans and borrowings

As of December 31, 2023 and 2024, we had short-term borrowings of RMB422.4 million with weighted average interest rate of 3.17%, and RMB1,798.5 million (US$246.4 million) with weighted average interest rate of 6.39%, respectively, and long-term borrowings (including current portion) of RMB25,248.0 million with weighted average interest rate of 4.84%, and RMB24,449.1 million (US$3,349.5 million) with weighted average interest rate of 4.12%, respectively, taking into consideration of debt issuance costs relating to the facilities.

Our company, through one or more of our subsidiaries, the VIEs and their subsidiaries entered into secured and unsecured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from one to fifteen years.

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

The secured loan facilities can be divided into onshore project loan facilities and offshore project loan facilities.

Below are the terms and conditions for onshore project loan facilities:

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

There are certain other events in the loan facility agreements the occurrence of which could obligate us to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if our borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if we fail to maintain our shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) the Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the gross leverage ratio and net debt to EDBITA ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if our company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding RMB50 million (US$6.8 million), when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the PBOC in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2024, our company was in compliance with all of the abovementioned covenants.

As of December 31, 2024, we had total working capital and project financing credit facilities of RMB29,318.6 million (US$4,016.6 million) from various financial institutions, of which the unused amount was RMB3,316.8 million (US$454.4 million). As of December 31, 2024, we had drawn down RMB26,001.8 million (US$3,562.2 million) under these loan facilities, of which RMB1,793.9 million (US$245.8 million), net of debt issuance costs of RMB3.8 million (US$0.5 million) was recorded in short-term borrowings and RMB24,141.0 million (US$3,307.3 million), net of debt issuance costs of RMB63.1 million (US$8.6 million), was recorded in long-term borrowings, respectively. Drawdowns from these credit facilities are subject to the approval of the relevant lending financial institution and are subject to the terms and conditions of each loan agreement.

Below is a summary of the abovementioned secured and unsecured borrowings, which are in RMB and USD denominations:

RMB Loans

	Total Credit Facility as of	Total Drawdown Amount as of
Purpose	December 31, 2024 (RMB (US$) million)	December 31, 2024(3) (RMB (US$) million)
Data Centers(1)	27,323.3 ($3,743.3)	24,006.5 ($3,288.9)
Corporate(2)	366.4 ($50.2)	366.4 ($50.2)

USD Loans

	Total Credit Facility as of	Total Drawdown Amount as of
Purpose	December 31, 2024 (US$ million)	December 31, 2024(3) (US$ million)
Data Centers(1)	26.6	26.6
Corporate(2)	200.0	200.0

(1)Refers to loans for which the use of proceeds is for development and acquisition of new data centers and related operating costs.

(2)Refer to loans for which the use of proceeds is for working capital and general corporate purposes.

(3)Drawdown amount does not deduct debt issuance costs of RMB66.9 million (US$9.2 million) in total.

The following table sets forth our short-term and long-term borrowings as of December 31, 2024:

		Payment due by period
		Less than			More than 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of RMB)
Short-term borrowings(1)	1,797,680	1,797,680	—	—	—
Long-term borrowings(1)	24,204,090	2,553,220	6,050,996	5,468,535	10,131,339
(1)	Refers to loans from financial institutions for data center project financing, working capital and general corporate purposes. Does not include interests or debt issuance costs.

C.Research and Development, Patents and Licenses, etc.

Sourcing and Development

See “Item 4. Information on the Company—B. Business Overview—Data Center Sourcing and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Innovation, Technology and Intellectual Property.”

D.Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2024. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

Consolidation of VIEs

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. Our operations are primarily conducted through the VIEs and their subsidiaries, to comply with relevant PRC laws and regulations, which prohibit foreign investment in companies that are engaged in data center-related businesses. Individuals acting as nominee equity holders hold the legal equity interests of Management HoldCo on our behalf. The equity holders of Management HoldCo are Yilin Chen (former senior vice president, Southeast Asia business), Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business). Management HoldCo holds the legal equity interests of GDS Beijing and GDS Shanghai on our behalf.

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

Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our consolidated mainland China subsidiaries, the consolidated VIEs and their shareholders is valid, legally binding and enforceable in accordance with its terms. However, there are uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control our VIEs may preclude us from consolidating these companies in the future.

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

Our colocation service and managed service contracts with customers contain both lease and non-lease components. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. In addition, we have performed a qualitative analysis to determine that the non-lease component is the predominant component of our revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the conditions required to adopt the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2022, 2023 and 2024.

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

We recognize lease liabilities and right-of-use, or ROU, assets at lease commencement date. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and are subsequently measured at amortized cost using the effective-interest method. Since most of our leases do not provide an implicit rate, we use our own incremental borrowing rate in determining the present value of unpaid lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that we would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The judgments used, which mainly include credit spread and credit rating of lessee, in the valuation of incremental borrowing rate of the leases are inherently subjective. Different assumptions or estimates could result in different accounting treatment for a lease.

Equity method investments

Our investments in entities in which we can exercise significant influence but do not own a majority equity interest or control are generally accounted for under the equity method of accounting. Equity method investments are initially measured at cost, except for the retained investments in the common stock of an investee (including a joint venture) in a deconsolidation transaction which are initially measured at fair value. Key estimates and assumptions used to determine the fair value include the amount and timing of future expected cash flows, and discount rate. Basis differences are the differences between our initial cost of the investment and our proportionate share of the individual assets and liabilities of the investee (historical carrying value). When an investee meets the definition of a business, any excess of the initial cost of the investment over the proportional fair value of the assets and liabilities of the investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. Equity method investments are subsequently adjusted for our share of the income and losses of the investees and adjustments related to (i) elimination of intra-entity profits and losses, (ii) amortization of any basis differences subject to amortization, (iii) our share of changes in the investee’s capital and other comprehensive income. Our proportionate share of the income or loss from its equity method investment is recorded in others, net on the consolidated statement of operations as the amount is immaterial for the years ended December 31, 2022, 2023 and 2024. Our proportionate share of other comprehensive income is recorded in other comprehensive income. We review our investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees’ fair value. We did not record any impairment losses related to our equity method investment for the years ended December 31, 2022, 2023 and 2024.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized, which is the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is not deductible for tax purposes. Goodwill acquired in a business combination is assigned to reporting units that are expected to benefit from the synergies of the combination. When we reorganize our reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned to the reporting units affected using a relative fair value allocation approach.

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

We have the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the years ended December 31, 2022 and 2024, the Company performed qualitative assessments and evaluated all abovementioned factors to conclude that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit. Therefore, no further quantitative impairment testing on goodwill was performed for the years ended December 31, 2022 and 2024. Due to the changing market conditions and fluctuations in the share price of the Company, the Company performed quantitative assessment for the year ended December 31, 2023. The Company estimated fair value using the income approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary. No impairment losses were recorded for goodwill for the years ended December 31, 2022, 2023 and 2024.

Impairment of Long-Lived Assets

We test long-lived assets (including property and equipment, prepaid land use rights, operating lease right-of-use assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. We determine the fair value of the data center assets based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participants would pay to sub-lease and acquire the remaining data centers assets. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach. Significant inputs used in the income approach primarily included utilization rates and discount rate. For purposes of impairment testing of long-lived assets, we have concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

When an impairment loss is recognized, it is allocated to the assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

For the years ended December 31, 2022 and 2023, impairment losses for our data centers’ long-lived assets of RMB12.8 million and RMB3,013.4 million were recognized, respectively. No impairment loss was recorded for the year ended December 31, 2024.

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

Recently Issued Accounting Standards

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which required disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. It should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. We will adopt the disclosure requirements from annual reports for fiscal year ending December 31, 2027 and are currently in the process of evaluating the disclosure impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarified the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. This ASU also made additional clarifications to assist stakeholders in applying the guidance. This ASU also clarified that the induced conversion guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. This ASU permits an entity to apply the new guidance on either a prospective or a retrospective basis. We will adopt the requirements from annual reports for fiscal year ending December 31, 2026 and are currently in the process of evaluating the impact on our consolidated financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information relating to our directors, executive officers and senior management.

Name	Age	Position/Title
William Wei Huang‡	57	Chairman and chief executive officer
Daniel Newman	64	Chief financial officer
Sio Tat Hiang†	77	Vice-chairman
Satoshi Okada‡	66	Director
Bruno Lopez†	60	Director
Liu Chee Ming†	74	Director
Lim Ah Doo‡	75	Independent director
Bin Yu°°	55	Independent director
Zulkifli Baharudin	65	Independent director
Chang Sun‡	68	Independent director
Gary J. Wojtaszek‡	59	Director
Judy Qing Ye	55	Independent director
Jonathan King	48	Member of the executive committee
Yan Liang	49	Executive vice president, data center design, operation and delivery
Kejing Zhang	42	Executive vice president, sales and service
Jessie Yixin Qian	53	Executive vice president, operation

†    Designated as an STT Garnet appointee.

‡    Designated as a Class B director nominee and subject to Class B 20-vote-per-share voting.

°°   Designated as a director subject to Class B 20-vote-per-share voting.

We have received from each independent director an annual confirmation of his/her independence pursuant to the Hong Kong Listing Rules and we consider them as independent.

Mr. William Wei Huang is our founder, chairman of our board of directors and, since 2002, has served as our chief executive officer. From 2004 to 2020, Mr. Huang also served as a director of Haitong-Fortis Private Equity Fund Management Co., Ltd., a domestic private equity fund management company in China. Prior to founding our company, he served as a senior vice president of Shanghai Meining Computer Software Co., Ltd., which operates StockStar.com, a website primarily providing finance and securities related information and services in China. Mr. Huang also acts as a director and the chairman of DayOne, our equity investee, which was our consolidated subsidiary until December 31, 2024.

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

Mr. Sio Tat Hiang is vice-chairman of our board of directors and has been a director of our company since August 2014. Since 2020, Mr. Sio has been a director of Singapore Technologies Telemedia Pte Ltd (the sole indirect shareholder of STT GDC), and STT Communications Ltd. From 2012 to 2020 Mr. Sio was a director of STT GDC, from 2017 to 2020 Mr. Sio was the chairman of the board of STT GDC and from 2017 to 2022 Mr. Sio was the Chairman of the Board of Virtus HoldCo Limited. In addition, Mr. Sio currently also sits on the Board of U Mobile Sdn Bhd and is the chairman of the board of STT Global Data Centers India Private Limited. He graduated with a bachelor’s degree in business administration with honors from the National University of Singapore and attended the London Business School Senior Executive Programme.

Mr. Satoshi Okada has been a director of our company since June 2014. From 2000 to 2005, Mr. Okada had held various management positions within the Softbank Corp. group. Since 2008, he also serves as a director of Alibaba.com Japan, which is engaged in the Alibaba related business. Mr. Okada also serves as a director on the board of Baozun Inc., a Nasdaq-listed company since 2014 and Alibaba.com while it was a public company in Hong Kong from 2007 to 2012. Mr. Okada also acts as a director of DayOne, our equity investee, which was our consolidated subsidiary until December 31, 2024.

Mr. Bruno Lopez has been a director of our company since August 2014. Mr. Lopez is President and Group Chief Executive Officer of ST Telemedia Global Data Centres (STT GDC). He has been responsible for the overall leadership, strategic direction, growth and development of the STT GDC group since its inception in 2014. He concurrently serves as Deputy Chief Executive Officer at Singapore Technologies Telemedia Pte Ltd. Under his leadership, STT GDC has become one of the fastest-growing data center providers across Asia and Europe. The company has built a substantial portfolio of integrated data centers across a global platform, serving all the major cloud service providers and enterprises in Singapore, India, Thailand, South Korea, Indonesia, Japan, Philippines, Malaysia and Vietnam; and through VIRTUS Data Centres in the UK, Germany and Italy. Mr. Lopez oversees the strategic and operational priorities of these companies in various jurisdictions, serving our global customers. His leadership has been instrumental in steering the company to market leadership positions in key economies, establishing STT GDC as a prominent player in the global data centre industry. An industry veteran with over 30 years of experience in the telecommunications and data center industry, Mr. Lopez was recently awarded The Tech Capital’s 2024 Global Digital Infrastructure Leader Award recognizing his dedication, expertise, and innovation in shaping the future of digital infrastructure and technology. Mr. Lopez’s track record includes founding roles as the CEO and Executive Director of Keppel Data Centres where he played a key role in building up the company’s growth and expansion across Asia and Europe. He also established the Securus Data Property Fund, an investment fund focused on data center assets in the Asia-Pacific region, Europe, and the Middle East, which later merged with Keppel Data Centres’ assets during the company’s SGX REIT listing. Mr. Lopez holds a Bachelor of Arts degree with Honours from the National University of Singapore and a Master’s degree from Rutgers University, USA.

Mr. Liu Chee Ming has been a director of our company since December 2023. Mr. Liu has over 40 years of experience across the financial services sector across Asia Pacific. Mr. Liu is currently the Managing Director of Platinum Holdings Company Limited, which he established in March 1996. Mr. Liu is an Independent Non-Executive Director of Singapore Technologies Telemedia Pte Ltd since September 2020. He has also been an Independent Director of OUE Hospitality Trust Management Pte. Ltd. since June 2013. In June 2018, he was appointed as an Independent Non-Executive Director of DBS Bank (Hong Kong) Limited, where he also chairs the remuneration committee. He was also appointed as a Director of SingEx-Sphere Holdings Pte Ltd (now known as Constellar Holdings Pte. Ltd.) in April 2021 and was appointed as an Independent Non-Executive Director of MGM China Holdings Limited in May 2021. Mr. Liu was a member of the Takeovers Appeal Committee and the Deputy Chairman of the Takeovers and Mergers Panel of the Securities and Futures Commission in Hong Kong from April 2008 to March 2010, April 2014 to March 2016 and April 2018 to March 2020. Between July 2019 and July 2023, he was a member of the Listing Review Committee of the Stock Exchange of Hong Kong Limited. Mr. Liu has been a Governor of the Singapore International School (Hong Kong) since May 2006 and was appointed as the Chairman of the Board of Governors of the Singapore International School (Hong Kong) in January 2020. Mr. Liu was an Independent Supervisor of the Supervisory Committee of Dalian Wanda Commercial Properties Co., Ltd. (a company which was listed on the Hong Kong Stock Exchange and privatized in September 2016) from May 2015 to March 2019. Mr. Liu holds a Bachelor of Business Administration from the former University of Singapore.

Mr. Lim Ah Doo has served as our director since August 2014. He is currently chairman and independent non-executive director of Olam Group Limited, formerly known as Olam International Limited, as well as a director of U Mobile Sdn Bhd. He was previously an independent director of ST Engineering and a member of its audit committee from 2015 to 2024, and a director of Singapore Technologies Telemedia Pte Ltd and STT Communications Ltd and chairman of STT Communications Ltd’s audit committee from 2020 to 2023. Prior to that at various times from 2016 to 2023, he acted as a director and audit committee chairman of STT GDC and its subsidiaries Virtus and STT GDC India. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). From 2003 to 2007, he was president and then vice chairman of the RGM group International (RGMI), a leading global resource-based group and in 2008, he served as deputy chairman RGMI. Mr. Lim obtained a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and an MBA from the Cranfield School of Management. Mr. Lim also acts as a director and the co-chairman of DayOne, our equity investee, which was our consolidated subsidiary until December 31, 2024.

Ms. Bin Yu has served as our independent director since November 2016. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd., a company engaged in AI driven education from September 2017 to January 2020. Ms. Yu has served as an independent non-executive director and the chairperson of the audit and risk committee of DPC Dash Ltd, a company listed on the Hong Kong Stock Exchange since December 2024, a director of Baozun Inc., a company listed on NASDAQ since June 2024, an independent director of Zero2IPO Holdings Inc., a company committed to providing the industry with leading services for entrepreneurship and investment since December 2020, and an independent director of iDreamSky Technology Holdings Limited, a leading mobile game publisher in China listed on the Hong Kong Stock Exchange since May 2018. From 2015 to May 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited, a company engaged in the entertainment TV programs business. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

Mr. Zulkifli Baharudin has served as our independent director since November 2016. Since 2011, he has been serving as the executive chairman of Indo-Trans Corporation, a logistics and supply chain company across Indo-China. Mr. Zulkifli has been the non-executive director on the Board of Asian Plantations Limited since 2014. Mr. Zulkifli has been the non-executive director on the Board of STT GDC Indonesia JVCo Pte. Ltd and PT STT GDC Indonesia since July 2021 and September 2021, respectively. Mr. Zulkifli has been the non-executive director on the Board of NTUC Fairprice Co-Operative Limited since May 2023. Mr. Zulkifli also serves as Singapore’s Non-Resident Ambassador to the Republic of Kazakhstan and Uzbekistan. From 1997 to 2001, he also served as a nominated member of Parliament in Singapore. Mr. Zulkifli received his bachelor’s degree in estate management from the National University of Singapore.

Mr. Chang Sun has served as our independent director since April 2017. Mr. Sun is a Senior Advisor to TPG Global. Prior to joining TPG, he was chairman and founder of Black Soil Group, a private Investment holding company. From 1995 to 2015, Mr. Sun was a partner at Warburg Pincus and served as chairman of Asia Pacific for the firm and a member of the firm’s Executive Management Group. From 1992 to 1995, Mr. Sun worked as an Executive Director in the Investment Banking Division and Principal Investment Area of Goldman Sachs (Asia). He also worked as an associate at Lepercq, de Neuflize & Co., a boutique investment bank in New York, and at the United Nations headquarters as a professional translator. Mr. Sun holds a Bachelor of Arts degree from the Beijing Foreign Studies University and a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania. Mr. Sun is the founder and honorary Chairman of the China Venture Capital Association (CVCA) and the founder and Executive Vice Chairman of the China Real Estate Developers and Investors’ Association (CREDIA). He is a member of the Board of Governors of the Lauder Institute at the Wharton School, and a board member of the China Entrepreneurs Club (CEC). Mr. Sun is also an adjunct professor at United International College of Hong Kong Baptist University and an Industry Supervisor at PBC School of Finance of Tsinghua University.

Mr. Gary J. Wojtaszek has served as our director since June 2018, and had been an observer of our board of directors since October 2017. Mr. Wojtaszek has extensive experience founding, growing, leading, and monetizing private and public companies of scale. He is the founder and CEO of RecNation, which is the largest institutional owner of specialized boat and RV storage facilities in the United States. From August 2011 to February 2020, he served as President and Chief Executive Officer of CyrusOne, Inc., a real estate investment trust that builds and manages carrier-neutral hyperscale data centers globally and was one of the top 5 best performing REITS in the US under his leadership. Prior to CONE, Mr. Wojtaszek served as chief financial officer and board member of Cincinnati Bell Inc., where he had responsibility for the data center business and oversaw CyrusOne’s successful creation, spin-off, and IPO. Before joining Cincinnati Bell in July 2008, he held various senior financial executive positions in Semi-conductor, Automotive and Educational companies. He also is a board member of Quantum Loophole, developer of master planned data center communities in the U.S., Nxtra Data Centers in India, Involta Data Center in the US and recently served on the Board of Talen Energy which is one of the largest power generation providers in the United States overseeing its bankruptcy reorganization and the development of a data center next to a nuclear plant as part of Cumulus Data. Mr. Wojtaszek serves as an industry advisor to global investment firm, The Carlyle Group, Inc. and Actis, a leading global investor in sustainable infrastructure and sits on the board of the data center engineering program at Southern Methodist University. He has a BA from Rutgers University and a MBA from Columbia University. Mr. Wojtaszek also acts as a director and the vice - chairman of DayOne, our equity investee, which was our consolidated subsidiary until December 31, 2024.

Ms. Judy Qing Ye has served as our independent director since October 2018. Ms. Judy Qing Ye is the advisor for Yimei Capital and affiliates, a global alternative investment firm and has nearly 20 years of experience in investment. Prior to that, she worked in strategic investment department at Hewlett-Packard Company in Silicon Valley starting 2001. In her earlier career, Ms. Ye worked as M&A project manager at PepsiCo, New York. Ms. Ye also served on the board of NE Social Impact Fund (NESIF), a dedicated social impact investing fund in China. Ms. Ye is also the council member of United Way Shanghai, a global non-profit charitable organization. She also served as President of the Wharton Club of Shanghai and is currently the Director of the Union of Finance Alumni of Peking University (UFAPKU). Ms. Ye received her bachelor of economics degree from Peking University and earned her MA from Tufts University, MBA from the Wharton School at University of Pennsylvania.

Mr. Jonathan King has been a member of our executive committee since October 2016 and has been involved with our company since 2014, in his role as Group Chief Strategy and Investment Officer of ST Telemedia Global Data Centres (STT GDC). In this role, he is responsible for leading the growth of STT GDC into new regions in addition to managing the existing portfolio of investments. Since joining STT GDC, Mr. King has been leading the establishment and expansion of STT GDC’s high quality platforms across 11 geographies with significant presence in Asia and Europe. Prior to joining STT GDC, Mr. King was instrumental in the formation and operation of Securus Data Property Fund (Securus) where he was co-CEO. Securus was an investment fund that developed a portfolio of high quality data centers across Asia Pacific and Europe. This business has since been listed on the SGX as Keppel DC REIT (SGX: KDCREIT). Prior to this, Mr. King was an Associate Director at Macquarie Bank focused on real estate investment banking. Mr. King has over 25 years of global investment experience in the data center, finance, real estate and engineering industries. In the data centre space, he has led over US$3.0bn of transactions since 2011. Mr. King holds a Bachelor’s Degree in Engineering (Honours) from the University of Sydney, Australia and a Graduate Diploma of Finance and Investment from Financial Services Institute of Australasia (FINSIA). He is also a Graduate Member of the Australian Institute of Company Directors (AICD).

Ms. Yan Liang joined our company in 2010 and has served as our senior vice president of data center operation and delivery since March 2014 and our executive vice president of data center design, operation and delivery since April 2024. Ms. Liang is currently also responsible for data center design and prefab products, data center operation efficiency enhancement and asset management. Ms. Liang serves on the China Data Center Committee as vice chairman with responsibility for contributing to white papers for data center operation system architecture, data center infrastructure management system, and best energy efficiency methodology. Prior to joining us in 2010, Ms. Liang served as a director of operations and business development with COSCO’s global data center business where she had responsibility for information system centralization, construction of large data centers, establishment and promotion of ITIL operation management systems and global disaster recovery from 1997 to 2010. Ms. Liang received a bachelor’s degree from Tongji University and an MBA from Fudan University.

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

Ms. Jessie Yixin Qian joined our company in 2022 and has served as our executive vice president for operation since April 2024. Ms. Qian’s responsibilities include corporate business and operation management, energy procurement process and ESG initiatives. Prior to joining us, she worked at the KPMG San Francisco office from 1997 to 2003 and was a partner of KPMG’s Greater China region since 2007. Ms. Qian has in-depth experience with the SEC reporting matters, internal controls and capital market transactions. Ms. Qian received a bachelor’s degree in economics from the Shanghai University and a master’s degree in accounting from the University of Southern California. Ms. Qian is a Certified Public Accountant in the United States admitted by the Accountancy Board of California.

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

As of March 31, 2025, the beneficiary of the WVR structure was Mr. Huang, the beneficial owner of the 43,590,336 Class B ordinary shares then issued and outstanding.

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

B.           Compensation

For the year ended December 31, 2024, we and our subsidiaries paid aggregate compensation of approximately US$12.9 million to our directors and executive officers as a group, of which, US$7.1 million was settled in cash and US$5.8 million was settled in restricted shares issued under our 2016 share incentive plan. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We set aside an aggregate of US$0.1 million for pensions, retirement or other benefits for our directors and executive officers in 2024.

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

The maximum aggregate number of shares which may be subject to equity awards under the 2016 share incentive plan is 56,707,560 shares, provided, however, that the maximum number of unallocated ordinary shares which may be issuable pursuant to awards under the 2016 share incentive plan shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the 2016 share incentive plan remains in effect to three percent (3%) of our then total issued and outstanding ordinary shares, if and whenever the unallocated ordinary shares which may be subject to equity awards under the 2016 share incentive plan accounts for less than one and half percent (1.5%) of our then total issued and outstanding ordinary shares, provided further that solely for the fiscal year 2020, the increase of the unallocated ordinary shares which may be issuable pursuant to awards under the plan was given effect as of the date of the approval by the shareholders at the annual general meeting on August 6, 2020 (but calculated based on the total issued and outstanding ordinary shares of the Company as of January 1, 2020). In August 2020, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 32,592,288 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,216,432,715. In January 2022, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 29,252,600 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,495,180,395. In January 2023, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 30,747,912 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,524,432,991.

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

Granted Restricted Shares

In August 2022, August 2023 and August 2024, we granted 21,488,048, 21,918,552 and 19,076,032 non-vested restricted shares to employees, officers and directors, respectively. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance.

In January, September and October 2022, we issued a total of 460,272 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In January, May, July and October, 2023, we issued a total of 1,035,704 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In January, September and December, 2024, we issued a total of 1,839,320 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

In 2024, we also granted 1,331,192 fully vested restricted shares to employees, officers and directors as compensation for the services rendered.

The table below summarizes, as of March 31, 2025, the restricted shares we have granted to our directors and executive officers:

Name	Position	Numbers of Restricted Shares	Grant Date
William Wei Huang	Chairman and chief executive officer	*	August 1, 2022, August 1, 2023 and August 1, 2024.
Daniel Newman	Chief financial officer	*	August 1, 2022, August 1, 2023 and August 1, 2024.
Sio Tat Hiang	Vice-chairman	*	January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024 and December 18, 2024.
Satoshi Okada	Director	*	January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024 and December 18, 2024.
Bruno Lopez	Director	*	January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024 and December 18, 2024.
Liu Chee Ming	Director	*	September 3, 2024 and December 18, 2024.
Lim Ah Doo	Independent Director	*	January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024 and December 18, 2024.
Bin Yu	Independent Director	*	January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024 and December 18, 2024.
Zulkifli Baharudin	Independent Director	*	January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024 and December 18, 2024.
Chang Sun	Independent Director	*	January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024 and December 18, 2024.
Judy Qing Ye	Independent Director	*	January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024 and December 18, 2024.
Gary J. Wojtaszek	Director	*	January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024 and December 18, 2024.
Jonathan King	Member of the executive committee	*	January 1, 2022, September 1, 2022, October 3, 2022, March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024 and December 18, 2024.
Yan Liang	Executive vice president, data center design, operation and delivery	*	August 1, 2022, August 1, 2023 and August 1, 2024.
Kejing Zhang	Executive vice president, sales and service	*	August 1, 2022, August 1, 2023 and August 1, 2024.
Jessie Yixin Qian	Executive vice president, operation	*	August 1, 2022, August 1, 2023 and August 1, 2024.
*	Less than 1% of our outstanding ordinary shares assuming conversion of all restricted shares into ordinary shares.

As of March 31, 2025, individuals other than our directors and executive officers as a group held a total of 27,218,216 restricted shares of our company, subject to various vesting schedules and conditions.

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

Our board currently consists of eleven (11) directors. Unless otherwise determined by us in a general meeting, our board will consist of not less than two (2) directors. There is no maximum number of directors unless otherwise determined by our shareholders in a general meeting, provided, however, that for so long as STT Garnet has the right to appoint one or more directors to our board of directors, any change in the total number of directors on our board shall require the prior approval of the director or directors appointed by STT Garnet.

Our Articles of Association provide that for so long as STT Garnet beneficially owns: not less than 25% of our issued and outstanding share capital, they may appoint three directors to our board of directors, including our vice-chairman; less than 25%, but not less than 15%, of our issued and outstanding share capital, they may appoint two directors to our board of directors, including our vice-chairman; and less than 15%, but not less than 8%, of our issued and outstanding share capital, they may appoint one director to our board of directors, including our vice-chairman, none of which appointments will be subject to a vote by our shareholders. In addition, the above rights of STT Garnet may not be amended without the approval of STT Garnet. Where STT Garnet beneficially owns: less than 25%, but 15% or more, of our issued and outstanding share capital, then of the directors appointed by STT Garnet, only two may remain in office, and the other director, who shall be determined by STT Garnet, or failing which shall be the director whose term is due to expire soonest, shall retire at the expiry of his/her term; less than 15%, but 8% or more, of our issued and outstanding share capital, then of the directors appointed by STT Garnet, only one may remain in office, and the other directors, who shall be determined by STT Garnet, or failing which shall be the directors whose terms are due to expire soonest, shall retire at the expiry of their respective terms; less than 8% of our issued and outstanding share capital, then the directors appointed by STT Garnet may not remain in office and all shall retire at the expiry of their respective terms. Any director appointed by STT Garnet who retires pursuant to the foregoing sentence may, in the sole discretion of our nominating and corporate governance committee, be re-nominated and subject to re-election at the next general meeting of our shareholders.

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

D.          Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.           Share Ownership

The following table sets forth information as of March 31, 2025 with respect to the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The percentages are calculated excluding the 70,923,856 Class A ordinary shares that are issued and held by JPMorgan Chase Bank, N.A., as depositary, and reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plan.

The total number of ordinary shares outstanding as of March 31, 2025 is 1,555,180,903, comprising 1,511,590,567 Class A ordinary shares (including 70,923,856 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plan) and 43,590,336 Class B ordinary shares, but excludes ordinary shares issuable (i) under our share incentive plan that have not yet been issued, (ii) upon conversion of our convertible senior notes, and (iii) upon conversion of our convertible preferred shares.

Percentage of aggregate voting
power with Class A
and Class B ordinary
	Class A ordinary shares		Class B ordinary shares		shares voting on a
	Number	Percent	Number	Percent	1:20 Basis***	1:1 Basis
Directors and Executive Officers**:
William Wei Huang(1)	14,198,840	1.0%	57,789,176	100.0%	37.6%	3.5%
Daniel Newman	*	*	—	—	*	*
Sio Tat Hiang	*	*	—	—	*	*
Satoshi Okada	*	*	—	—	*	*
Bruno Lopez	*	*	—	—	*	*
Liu Chee Ming	*	*	—	—	*	*
Lim Ah Doo	*	*	—	—	*	*
Bin Yu	*	*	—	—	*	*
Zulkifli Baharudin	*	*	—	—	*	*
Chang Sun	*	*	—	—	*	*
Gary J. Wojtaszek	*	*	—	—	*	*
Judy Qing Ye	*	*	—	—	*	*
Jonathan King	*	*	—	—	*	*
Yan Liang	*	*	—	—	*	*
Kejing Zhang	*	*	—	—	*	*
Jessie Yixin Qian	*	*	—	—	*	*
Directors and Executive Officers as a Group(2)	32,867,471	2.3%	57,789,176	100.0%	37.9%	4.1%

Principal Shareholders:
STT Garnet(3)	493,288,484	33.9%	—	—	20.3%	31.4%
GIC(4)	201,786,576	12.7%	—	—	2.2%	3.5%

*        Beneficially owns less than 1% of our outstanding shares.

**     The business address for our directors and executive officers is at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

***   For each person or group included in this column, the percentage of total voting power represents voting power based on all ordinary shares beneficially owned by such person or group. With respect to (i) the election or removal of a simple majority of our directors and (ii) any change to our Articles of Association that would adversely affect the rights of the holders of Class B ordinary shares, at general meetings of our shareholders, each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to 20 votes per share. With respect to any other matters at general meetings of our shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to one vote, voting together as a combined class. Class B ordinary shares are convertible into Class A ordinary shares. The voting power percentages are calculated including the 33,707,864 votes to which the holders of the 150,000 Series A convertible preferred shares are entitled, but excluding ordinary shares issuable upon (x) conversion of our convertible senior notes, (y) the exercise or vesting of share awards granted under our Share Incentive Plan, and the 70,923,856 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon the exercise or vesting of share awards granted under our share incentive plan. The holders of the Series A convertible preferred shares are entitled to a number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is then convertible. Since the 150,000 Series A convertible preferred shares are convertible into 33,707,864 Class A ordinary shares, the affiliates of Ping An Overseas are entitled to 33,707,864 votes on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class.

(1)

The number of ordinary shares beneficially owned is as of March 31, 2025, and consists of 14,198,840 Class A ordinary shares and 43,590,336 Class B ordinary shares, including: (i) 28,000,000 Class B ordinary shares held by EDC Group Limited, (ii) 15,590,336 Class B ordinary shares held by GDS Enterprises Limited, (iii) 500,000 ADSs representing 4,000,000 Class A ordinary shares held by Solution Leisure Investment Limited, (iv) 984,855 ADSs representing 7,878,840 Class A ordinary shares beneficially owned by Mr. Huang, and (v) 2,320,000 Class A ordinary shares in the form of 290,000 ADSs underlying restricted share units that will vest within 60 days after March 31, 2025 held by Mr. Huang. Such 14,198,840 Class A ordinary shares will convert into 14,198,840 Class B ordinary shares if directly held by Mr. Huang or an entity established or controlled by him. These 14,198,840 Class A ordinary shares are also reflected in Mr. Huang’s beneficial ownership in the adjacent columns under “Class A ordinary shares.” Each of EDC Group Limited, GDS Enterprises Limited and Solution Leisure Investment Limited is a limited liability company established in the British Virgin Islands. EDC Group Limited is wholly owned by Solution Leisure Investment Limited. Each of GDS Enterprises Limited and Solution Leisure Investment Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is a beneficiary. The registered address of each of EDC Group Limited and GDS Enterprises Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of Solution Leisure Investment Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(2)

Represents ordinary shares beneficially held by all of our directors and executive officers as a group and ordinary shares (in the form of ADS) underlying restricted share units that will vest within 60 days after March 31, 2025 held by all of our directors and executive officers as a group.

(3)

The number of ordinary shares beneficially owned is as of February 19, 2025, as reported in Amendment No. 15 to Schedule 13D filed by Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”) on February 19, 2025, and represents 493,288,484 Class A ordinary shares (directly or in the form of ADSs) owned by STT Garnet. STT Garnet is wholly-owned by STT Communications Ltd (“STTC”). STTC is wholly-owned by ST Telemedia, which is a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”). Each of STT Garnet, STTC, ST Telemedia and Temasek is a company organized under the laws of the Republic of Singapore. The address of the principal business office of STT Garnet, STTC and ST Telemedia is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. The address of the principal business office of Temasek is 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891.

The 493,288,484 Class A ordinary shares currently owned by STT Garnet were owned by STT GDC. On November 14, 2017, STT GDC exercised its option to convert, and converted, the convertible bonds in a principal amount of US$50.0 million due December 30, 2019 (the “Convertible Bonds”) then held by it, together with interest accrued thereon of US$4,513,889.00, into 32,540,515 Class A ordinary shares, at a conversion price of US$1.675262 per Class A ordinary share pursuant to and in accordance with the terms and conditions of the Convertible Bonds. On January 30, 2018, we completed our public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by us and 4,425,000 ADSs offered by certain selling shareholders, at a public offering price of US$26.00 per ADS (the “January 2018 Offering”). STT GDC purchased an aggregate of 3,009,857 ADSs in the January 2018 Offering at the public offering price. On March 19, 2019, we completed our public offering of 13,731,343 ADSs at a public offering price of US$33.50 per ADS (the “March 2019 Offering”). STT GDC purchased an aggregate of 6,373,134 ADSs in the March 2019 Offering at the public offering price. On December 10, 2019, we completed our public offering of 6,318,680 ADSs at a public offering price of US$45.50 per ADS (the “December 2019 Offering”). STT GDC purchased an aggregate of 2,274,725 ADSs in the December 2019 Offering at the public offering price. On June 26, 2020, we completed our private placement of 62,153,848 Class A ordinary shares, equivalent to approximately 7.8 million ADSs, to affiliates of Hillhouse Capital and STT GDC at a purchase price of US$8.125 per share, equivalent to US$65 per ADS (the “June 2020 Private Placement”). STT GDC purchased an aggregate of 12,923,080 Class A ordinary shares in the June 2020 Private Placement at the purchase price of $8.125 per share. On November 2, 2020, we completed our Hong Kong public offering, which forms part of the global offering of 160,000,000 Class A ordinary shares at a public offering price of HK$80.88 per Class A ordinary share (the “November 2020 Global Offering”). STT GDC purchased an aggregate of 40,244,800 Class A ordinary shares in the November 2020 Global Offering at the public offering price. On March 8, 2022, we completed our offering of unsecured 0.25% convertible senior notes due 2029 (the “February 2022 Convertible Notes Offering”). STT GDC subscribed for and purchased US$100 million principal amount of the unsecured 0.25% convertible senior notes due 2029. On May 29, 2024, in connection with an internal portfolio rationalization by STT GDC, all the Class A Shares and the unsecured 0.25% convertible senior notes due 2029 previously held by STT GDC were transferred to STT Garnet. The 493,288,484 Class A ordinary shares (directly or in the form of ADSs) currently owned by STT Garnet include 16,000,000 Class A ordinary shares which STT Garnet beneficially owns by virtue of holding US$100 million principal amount of the unsecured 0.25% convertible senior notes due 2029.

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

On March 8, 2022, we completed a private placement of US$620 million in aggregate principal amount of 0.25% convertible senior notes due 2029 to Sequoia China Infrastructure Fund I, STT GDC, and an Asian sovereign wealth fund with which we have a strategic relationship. On May 29, 2024, in connection with an internal portfolio rationalization by STT GDC, all the unsecured 0.25% convertible senior notes due 2029 previously held by STT GDC were transferred to STT Garnet. The notes will mature on March 8, 2029. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$1,000 principal amount of converted notes, a number of ADSs or Class A ordinary shares calculated pursuant to the then effective conversion rate. The notes may be converted at an initial conversion rate of 20 ADSs (or 160 Class A ordinary shares) per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$50 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

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

None.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Transactions with Our Shareholders

DayOne Data Centers Singapore Pte. Ltd. (formerly known as GDS IDC Services Pte. Ltd.), or DayOne Singapore, is wholly owned by DayOne, which was the holding company of our consolidated subsidiaries and the consolidated affiliated entities conducting international business and operation outside mainland China. Following the closing of DayOne’s Series B equity financing on December 31, 2024, we own approximately 35.6% of the equity interest of DayOne in the form of ordinary shares on an as - converted basis, and therefore deconsolidated DayOne as a subsidiary and recognized DayOne as an equity investee.

In December 2018, DayOne Singapore entered into a master service agreement with STT Singapore DC Pte. Ltd., STT DEFU 2 Pte. Ltd. and cloud service providers, pursuant to which DayOne Singapore will provide billing and payment collection services as well as other coordination and administration services. During the year ended December 31, 2022, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million and RMB0.5 million, respectively. During the year ended December 31, 2023, we recognized agency commissions from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB0.6 million and RMB0.5 million, respectively. During the year ended December 31, 2024, we recognized agency commissions and marketing support fees from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. of RMB2.2 million (US$0.3 million) and RMB2.2 million (US$0.3 million), respectively.

Transactions with Our Associate

On September 2, 2022, we subscribed convertible bonds of US$400 thousand issued by OnePro Cloud Inc, the entity over which we have significant influence. The convertible bond has a term of 12 months with interest rate of 8% per annum and is convertible into Series A Preferred Shares of OnePro Cloud Inc. at the option of holders under certain conditions.

Prior to our deconsolidation of DayOne, several intra - group arrangements existed between continuing and discontinued operations, which were eliminated as intercompany transactions and were not separately reflected in our previously issued financial statements. Such intercompany transactions mainly included sales commission, procurement services, license grant, guarantees and management support services. Upon our deconsolidation of DayOne, the intra - group balances with DayOne became related party balances. As of December 31, 2024, amount due from DayOne mainly represents receivables for the service fees charged to DayOne, and the amount due to DayOne mainly represents payables for the data center service fees received from customer on its behalf.

Prior to our deconsolidation of DayOne, we provided certain guarantees and undertakings for DayOne in connection with certain DayOne’s bank facilities, lease agreements and customer agreements, which would continue to exist after the deconsolidation. As of December 31, 2024, we provided the following major guarantees and undertakings for DayOne: (i) bank facility guarantees: we provided guarantees to DayOne for bank borrowing facilities with total amount of RMB9,967.9 million (US$1,365.6 million), which mature from May 2025 to August 2028. As of December 31, 2024, total outstanding principal balance of the borrowings under these facilities was RMB6,299.1 million (US$863.0 million). We also provided guarantees to DayOne for the bank facilities for issuance of letter of guarantee with total amount of RMB1,969.6 million (US$269.8 million). As of December 31, 2024, the balance of outstanding letter of guarantees issued under such facilities was RMB1,753.3 million (US$240.2 million); (ii) lease agreement guarantees: we provided unconditional and irrevocable guarantees to DayOne for the performance in certain lease agreements with landlords. These leases had lease terms of up to 30 years; and (iii) customer agreements guarantees: we provided guarantees for DayOne for its performance under certain data center service agreements with customers with term up to 25 years subject to extension. As of December 31, 2024, we estimated that our risks under the guarantees were remote.

Contractual Arrangements with Affiliated Consolidated Entities and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.”

Securities Issuances

The following is a summary of our or our subsidiary’s securities issuances since January 1, 2022.

Convertible Senior Notes

On March 8, 2022, we completed a private placement of US$620 million in aggregate principal amount of 0.25% convertible senior notes due 2029 to Sequoia China Infrastructure Fund I, STT GDC, and an Asian sovereign wealth fund with which we have a strategic relationship. On May 29, 2024, in connection with an internal portfolio rationalization by STT GDC, all the unsecured 0.25% convertible senior notes due 2029 previously held by STT GDC were transferred to STT Garnet. The notes will mature on March 8, 2029. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$1,000 principal amount of converted notes, a number of ADSs or Class A ordinary shares calculated pursuant to the then effective conversion rate. The notes may be converted at an initial conversion rate of 20 ADSs (or 160 Class A ordinary shares) per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$50 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

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

Series A Convertible Preferred Shares issued by DayOne

In March 2024, our then-consolidated subsidiary, DigitalLand Holdings Limited (now known as “DayOne”), that acted as the holding company for GDS’s international data center assets and operations, entered into definitive agreements for certain institutional private equity investors (the “Series A Investors”) to subscribe for US$587 million of Series A convertible preferred shares (the “Series A”) newly issued by DayOne. In June 2024, DayOne entered into amendments to the definitive agreements for the Series A convertible preferred shares new issue initially announced in March 2024, as a result of which the new issue has been upsized from US$587 million to US$672 million at the same pre-money equity valuation. The Series A subscription price implies a pre-money equity valuation for DayOne of US$750 million. Post-closing and on an as-converted basis, GDS owned approximately 52.7% of the equity interest of DayOne in the form of ordinary shares. The remaining 47.3% equity interest was held in the form of Series A shares by the Series A Investors, including Hillhouse, Rava Partners, Boyu, Princeville Capital, Tekne Capital, among others. DayOne established an equity incentive plan which provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of its issued share capital as of the closing at the Series A subscription price. GDS and certain Series A Investors have the right to appoint directors to the Board of DayOne proportionate with their ownership. Mr. William Huang continues in his role as Chairman of the Board of DayOne. Each Series A share is entitled to one vote and will be convertible into one ordinary share of DayOne at any time at the holder’s option. All Series A shares will automatically convert into ordinary shares of DayOne at, or following, completion of DayOne’s IPO, subject to certain conditions.

Series B Convertible Preferred Shares issued by DayOne

In October 2024, our then consolidated subsidiary, DayOne further entered into definitive agreements for certain institutional private equity investors, including Coatue Management and The Baupost Group, to subscribe for US$1.0 billion of Series B convertible preferred shares newly issued by DayOne. In December 2024, DayOne entered into amendments to the definitive agreements for the Series B convertible preferred shares initially announced in October 2024, as a result of which the new issue was upsized from US$1.0 billion to US$1.2 billion at the same pre - money equity valuation. The upsize was mainly committed by renowned new investors, including the SoftBank Vision Fund and Kenneth Griffin, CEO of Citadel. The Series B subscription price implies a pre - money equity valuation for DayOne of approximately US$2.5 billion. The Series B subscription price per share represented a 75% premium to the subscription price for the Series A new issue which DayOne entered into during March 2024. Following the closing of DayOne’s Series B equity financing on December 31, 2024, GDS owned approximately 35.6% of the equity interest of DayOne in the form of ordinary shares on an as - converted basis, and therefore no longer consolidate DayOne for accounting purposes. DayOne established an additional equity incentive plan which, together with its existing equity incentive plan, provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of DayOne’s share capital in issue at closing. GDS and certain Series B investors have the right to appoint directors to the Board of DayOne proportionate with their ownership. Mr. William Huang continues in his role as Chairman of the Board of DayOne. Each Series B share is entitled to one vote and will be convertible into one ordinary share of DayOne at any time at the holder’s option. All Series B shares will automatically convert into ordinary shares of DayOne at, or following, completion of DayOne’s IPO, subject to certain conditions.

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

On November 7, 2016, we entered into an information rights agreement with STT GDC, pursuant to which we granted certain information rights to STT GDC for so long as it has the right to appoint directors under our Articles of Association. A copy of the information rights agreement has been filed as Exhibit 4.31 with this annual report. On May 29, 2024, an investor rights assignment agreement was entered among STT GDC, STT Garnet and us, pursuant to which we agreed to grant certain information rights to STT Garnet for so long as it has the right to appoint one or more directors under our Articles of Association, as well as registration rights, in connection with the transfer by STT GDC of all of its interest in the Company to STT Garnet.

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

On May 29, 2024, in connection with an internal portfolio rationalization by STT GDC, STT GDC entered into an investor rights assignment agreement to transfer all of its beneficial interest in the Company to STT Garnet, including all the Class A Shares and the unsecured 0.25% convertible senior notes due 2029 previously held by STT GDC. The investor rights assignment agreement has been filed as Exhibit 4.89 and the joinder agreement has been filed as Exhibit 4.90 with this annual report.

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

The holder of our convertible preferred shares, i.e., an affiliate of Ping An Overseas Holdings, is entitled to receive cumulative preferred dividends which began to accrue and accumulate from the date the convertible preferred shares were issued, regardless of whether any funds of our company are legally available for the payment of such dividends. The cumulative preferred dividends generally accrue (i) during the first eight years from the issuance date, at a minimum rate of 5% per annum of a specified value for each convertible preferred share, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option, and (ii) as of the eighth anniversary of the issuance date, at a minimum rate of 7% per annum of a specified value for each convertible share, payable quarterly in arrears, in cash only, which rate shall be further increased by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. If the aggregate amounts of dividend on its ordinary shares are higher than the cumulative preferred share dividends over the four consecutive quarters, the holders of preferred shares have the right to receive the dividend in an amount equal to the dividend paid to the holders of ordinary shares (treating each holder of convertible preferred shares as being the holder of the number of Class A ordinary shares into which such holder’s convertible preferred shares would be converted if such shares were converted at the end of each period).

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

D.           Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Foreign Currency Exchange and Dividend Distribution.”

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

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that GDS Holdings is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2022, 2023 and 2024. GDS Holdings was subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2022, 2023 and 2024.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for our taxable year ended December 31, 2024 and we do not expect to be a PFIC for our taxable year ending December 31, 2025 or in the foreseeable future, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

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

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares, provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are “regularly traded” on a “qualified exchange or other market” (each within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to ADS holders as the ADSs are listed on the Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. The Class A ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes. There also can be no assurance that the Class A ordinary shares will be “ regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your ADSs or Class A ordinary shares at the end of the year over your adjusted basis in the ADSs or Class A ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the ADSs or Class A ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or Class A ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election, and thereafter will be capital loss.

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

In particular, the conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. The RMB depreciated approximately 8.2%, 2.9% and 2.8% against the U.S. dollar in 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Inflation

Since our inception, inflation in mainland China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in mainland China was 2.0%, 0.2% and 0.2% in 2022, 2023 and 2024, respectively. Although we have not been materially affected by inflation in the past, we may be affected if mainland China experiences higher rates of inflation in the future.

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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

Fees for the transfer and registration of ordinary shares charged by the Principal Share Registrar in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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

Payments by Depositary

In 2024, we received total payment of US$0.6 million from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

Conversion between ADSs and Class A Ordinary Shares

In connection with our initial public offering of Class A ordinary shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which is maintained by the Hong Kong Share Registrar. Our Cayman share register continues to be maintained by the Principal Share Registrar.

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

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancellations of ADSs generally when the transfer books of the depositary or register of members maintained by our Hong Kong Share Registrar or Cayman Share Registrar are closed or at any time if the depositary or we determine it advisable to do so or if it would violate any applicable law or the Depository’s policies and procedures.

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

None of these events occurred in any of the years ended December 31, 2022, 2023 and 2024.

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

On May 29, 2024, in connection with an internal portfolio rationalization by STT GDC, STT GDC entered into an investor rights assignment agreement with STT Garnet and us to transfer all of its beneficial interest in the Company to STT Garnet, including all the Class A Shares and the unsecured 0.25% convertible senior notes due 2029 previously held by STT GDC.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2024, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, for the years indicated.

	For the Year Ended
	December 31,
	2023	2024

	(In thousands of US dollars)
Audit Fees(1)	2,876	3,313
Audit-related Fees(2)	—	148
Tax Fees(3)	389	332
All Other Fees(4)	—	—
Total	3,265	3,793
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

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.    INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq and the Hong Kong Stock Exchange.

Our insider trading policies are filed as Exhibit 11.2 to this annual report on Form 20-F.

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

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s current report on Form 6-K for June 2023 (File No. 001-37925) furnished to the Securities and Exchange Commission on June 5, 2023)

2.1

Registrant’s Specimen American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

2.2

Registrant’s Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

2.3

Form of Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-249704) with respect to American depositary shares representing our Class A ordinary shares, filed with the SEC on October 28, 2020)

*2.4	Description of Securities Registered under Section 12 of the U.S. Exchange Act

2.5

Registrant’s Form of Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K for October 2020 (File No. 001-37925), initially filed with the SEC on October 27, 2020)

4.1

Sixth Amended and Restated Members Agreement, dated May 19, 2016 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.2

Sixth Amended and Restated Voting Agreement, dated May 19, 2016 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.3

Sixth Amended and Restated Right of First Refusal And Co-sale Agreement, dated May 19, 2016 (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.4

Agreement Dated September 29, 2016 Between Shanghai Waigaoqiao EDC Technology Co., Ltd. and Shanghai Yungang EDC Technology Co. Ltd. as Borrowers and GDS Holdings Limited as Ultimate Parent, arranged by Credit Agricole Corporate and Investment Bank, United Overseas Bank (China) Limited Shanghai Pilot Free Trade Zone Sub-Branch, DBS Bank (China) Ltd, Shanghai Branch, Shanghai HuaRui Bank Co., Ltd. and Australia and New Zealand Bank (China) Company Limited, Shanghai Branch as Mandated Lead Arrangers with United Overseas Bank (China) Limited Shanghai Pilot Free Trade Zone Sub-Branch acting as Facility Agent and Security Agent and United Overseas Bank (China) Limited Shanghai Pilot Free Trade Zone Sub-Branch acting as Account Bank, and Credit Agricole Corporate and Investment Bank and United Overseas Bank Limited acting as Coordinating Banks relating to Term Loan Facilities (incorporated by reference to Exhibit 4.9 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.5

Agreement Dated December 6, 2017 Between EDC (Chengdu) Industry Co., Ltd. as Borrower and Jiangsu International Trust Co., Ltd. acting as Lender relating to Term Loan Facilities (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-37925), initially filed with the SEC on March 13, 2019)

4.6

Share Swap Agreement among the Registrant, EDC Holding and the shareholders of EDC Holding, dated June 12, 2014 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

Exhibit Number	Description of Exhibit

4.7

Subscription Agreement for up to US$250,000,000 10% Convertible and Redeemable Bond due 2019 convertible into shares in GDS Holdings, among GDS Holdings, Perfect Success Limited and STT GDC Pte. Ltd., dated December 30, 2015 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.8

Equity Interest Pledge Agreement concerning GDS Beijing, among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.9

Shareholder Voting Rights Proxy Agreement concerning GDS Beijing, among GDS Investment Company, GDS Beijing, William Wei Huang and Qiuping Huang, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.10

Exclusive Call Option Agreement concerning GDS Beijing, among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.11

Loan Agreement between William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.12

Exclusive Technology License and Service Agreement between GDS Beijing and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.13

Equity Interest Pledge Agreement concerning GDS Shanghai, among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.14

Shareholder Voting Rights Proxy Agreement concerning GDS Shanghai, among GDS Investment Company, GDS Shanghai, William Wei Huang and Qiuping Huang, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.15

Intellectual Property Rights License Agreement between GDS Shanghai and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.16

Exclusive Call Option Agreement concerning GDS Shanghai, among William Wei Huang, Qiuping Huang, GDS Shanghai and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.17

Exclusive Technology License and Service Agreement between GDS Shanghai and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.18

Loan Agreement among William Wei Huang, Qiuping Huang and GDS Investment Company, dated April 13, 2016 (English Translation) (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

Exhibit Number	Description of Exhibit

4.19

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.20

Forms of Employment Agreements between the Registrant and its executive officers (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.21

Data Center Outsourcing Service Agreement (English Translation) (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.22†

Premises and Warehouse Lease Agreement dated December 26, 2008 (English Translation) (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.23†

Premises and Warehouse Lease Agreement dated April 15, 2011 (English Translation) (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.24†

Premise Lease Agreement dated July 16, 2012 (English Translation) (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.25†

Premise Lease Agreement dated March 9, 2015 (English Translation) (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.26†

Premise Lease Agreement dated July 6, 2015 (English Translation) (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.27†

Tenement Lease Agreement dated April 1, 2015 (English Translation) (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.28†

Premise Lease Agreement dated November 27, 2013 (English Translation) (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.29†

Premise Lease Agreement dated August 1, 2015 (English Translation) (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

4.30

GDS Holdings Limited 2016 Equity Incentive Plan (as amended on August 6, 2020) (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-37925), initially filed with the SEC on April 12, 2021)

4.31

Information Rights Letter dated November 7, 2016 from the Registrant to STT GDC (incorporated by reference to Exhibit 4.33 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-37925), initially filed with the SEC on April 19, 2017)

4.32

Investor Rights Agreement, dated October 23, 2017, between the Registrant, Cheetah Asia Holdings LLC, CyrusOne LLC and Mr. Huang (only with respect to Article I (insofar as and only to the extent to which such Definitions are used in the other sections with respect to which Mr. Huang is entering into this Agreement), Section 2.2, and Article VI) (incorporated by reference to Exhibit 99.2 to our report on Form 6-K (File No. 001-37925), initially filed with the SEC on October 24, 2017)

Exhibit Number	Description of Exhibit

4.33

Investor Rights Agreement, dated October 23, 2017, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to our report on Form 6-K (File No. 001-37925), initially filed with the SEC on October 24, 2017)

4.34

Investor Rights Agreement, dated October 23, 2017, between the Registrant, SBCVC Fund II, L.P., SBCVC Company Limited, SBCVC Fund II-Annex, L.P., SBCVC Venture Capital and SBCVC Fund III, L.P. (incorporated by reference to Exhibit 99.4 to our report on Form 6-K (File No. 001-37925), initially filed with the SEC on October 24, 2017)

4.35

Indenture, dated June 5, 2018, between the Registrant and The Bank of New York Mellon, as Trustee, relating to the issuance of Registrant’s 2% Convertible Senior Notes due 2025 in the aggregate principal amount of US$300 million (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-37925), initially filed with the SEC on March 13, 2019)

4.36

Investor Rights Agreement, dated March 27, 2019, by and among the Registrant and PA Goldilocks Limited (incorporated by reference to Exhibit 99.4 to our Current Report on Form 6-K for March 2019 (File No. 001-37925), initially filed with the SEC on March 13, 2019)

4.37

Form of Amendment No. 1 to Investor Rights Agreement between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to the Amendment No. 7 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the SEC on March 19, 2019)

4.38††

Share Purchase Agreement by and between GDS (Shanghai) Investment Co., Ltd., Beijing Zhong Cheng Fu Jing Technology Co., Ltd., Beijing Lan Ting Data Technology Co., Ltd., Beijing Zheng He Tian Ye Economic and Trade Co., Ltd., Jun He, Lanting (Beijing) Information Science and Technology Co., Ltd., and Lanting Xuntong (Beijing) Science and Technology Co., Ltd, dated December 4, 2019 (English Translation) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K for December 2019 (File No. 001-37925), initially filed with the SEC on December 5, 2019)

4.39

Amendment No. 2 to Investor Rights Agreement, dated December 10, 2019, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to the Amendment No. 8 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the SEC on December 10, 2019)

4.40

Equity Pledge Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.41

Voting Proxy Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Beijing Wanguo Chang’an Science & Technology Co., Ltd. and Shanghai Xinwan Enterprise Management Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.42

Exclusive Call Option Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, among Shanghai Xinwan Enterprise Management Co., Ltd., Beijing Wanguo Chang’an Science & Technology Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Exhibit

4.43

Loan Agreement, dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd., Huang Wei, Huang Qiuping and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.44

Exclusive Technology License and Service Agreement, dated December 16, 2019, between Beijing Wanguo Chang’an Science & Technology Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.45

Intellectual Property Rights License Agreement, dated December 16, 2019, between Beijing Wanguo Chang’an Science & Technology Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.46

Equity Pledge Agreement with regards to Shanghai Shu’an Data Services Co., Ltd., dated December 18, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.47

Voting Proxy Agreement with regards to Shanghai Shu’an Data Services Co., Ltd., dated December 18, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Shu’an Data Services Co., Ltd. and Shanghai Xinwan Enterprise Management Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.48

Exclusive Call Option Agreement with regards to Shanghai Shu’an Data Services Co., Ltd., dated December 18, 2019, among Shanghai Xinwan Enterprise Management Co., Ltd., Shanghai Shu’an Data Services Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.49

Loan Agreement, dated December 18, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd., Huang Wei, Huang Qiuping and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.50

Exclusive Technology License and Service Agreement, dated December 18, 2019, between Shanghai Shu’an Data Services Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.51

Intellectual Property Rights License Agreement, dated December 18, 2019, between Shanghai Shu’an Data Services Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.52

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Li Wenfeng and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Exhibit

4.53

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Liang Yan and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.54

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Wang Qi and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.55

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, between Chen Yilin and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.57 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.56

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Li Wenfeng (English Translation) (incorporated by reference to Exhibit 4.58 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.57

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Liang Yan (English Translation) (incorporated by reference to Exhibit 4.59 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.58

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Wang Qi (English Translation) (incorporated by reference to Exhibit 4.60 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.59

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Chen Yilin (English Translation) (incorporated by reference to Exhibit 4.62 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.60

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Li Wenfeng, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.63 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.61

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Liang Yan, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.64 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.62

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Wang Qi, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.65 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Exhibit

4.63

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated December 16, 2019, among Chen Yilin, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.67 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.64

Loan Agreement, dated December 16, 2019, between Li Wenfeng and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.68 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.65

Loan Agreement, dated December 16, 2019, between Liang Yan and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.66

Loan Agreement, dated December 16, 2019, between Wang Qi and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.70 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.67

Loan Agreement, dated December 16, 2019, between Chen Yilin and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.72 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.68

Exclusive Technology License and Service Agreement, dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.73 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.69

Intellectual Property Rights License Agreement, dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.74 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.70

Amendment No. 1 to Investor Rights Agreement, dated June 26, 2020, between the Registrant and PA Goldilocks Limited (incorporated by reference to Exhibit 4.11 to our Registration Statement on Form F-3 (File No. 333-252680), initially filed with the SEC on February 3, 2021)

4.71

Investor Rights Agreement, dated June 26, 2020, by and among the Registrant, Gaoling Fund, L.P. and YHG Investment, L.P. (incorporated by reference to Exhibit 4.12 to our Registration Statement on Form F-3 (File No. 333-252680), initially filed with the SEC on February 3, 2021)

4.72

Investor Rights Agreement, dated June 26, 2020, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 4.13 to our Registration Statement on Form F-3 (File No. 333-252680), initially filed with the SEC on February 3, 2021)

4.73

Amendment No. 1 to Investor Rights Agreement, dated August 4, 2020, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.2 to the Amendment No. 10 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the SEC on August 6, 2020)

Exhibit Number	Description of Exhibit

4.74††

Share Purchase Agreement by and between Beijing Yize Data Science & Technology Co., Ltd, Shanghai Rongyu Investment Management Center (Limited Partnership), Shuntou (Tianjin) Technology Development Partnership (Limited Partnership), Tianjin Rongxin Business Management Partnership (Limited Partnership), Tibet Lingyu Venture Capital Management Co., Ltd, Zhongyunxin Science & Technology Co., Ltd, Beijing Zhongyunxin Shunyi Data Science & Technology Co., Ltd and Tianjin Zhongyunxin Data Co., Ltd, dated February 26, 2021 (incorporated by reference to Exhibit 4.78 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-37925), initially filed with the SEC on April 12, 2021)

4.75††

Share Purchase Agreement by and between Beijing Wanguo Chang’an Science & Technology Co., Ltd, Shanghai Rongyu Investment Management Center (Limited Partnership), Shuntou (Tianjin) Technology Development Partnership (Limited Partnership), Tianjin Rongxin Business Management Partnership (Limited Partnership), Tibet Lingyu Venture Capital Management Co., Ltd, Shaoyan Gao and Tianjin Zhongyunxin Science & Technology Co., Ltd, dated February 26, 2021 (incorporated by reference to Exhibit 4.79 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-37925), initially filed with the SEC on April 12, 2021)

4.76

Amendment No. 2 to Investor Rights Agreement, dated February 20, 2022, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022)

4.77

Convertible Note Purchase Agreement, dated February 21, 2022, among the Registrant, SCC Infrastructure I 2021-A (BVI), L.P., SCC Infrastructure I Holdco A, Ltd., Reco Millennium Pte Ltd and Ceningan Investment Pte Ltd, relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$520 million (incorporated by reference to Exhibit 4.2 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022)

4.78

Form of Indenture between the Registrant and The Bank of New York Mellon, London Branch as Trustee, relating to the issuance of Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$520 million (incorporated by reference to Exhibit 4.3 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022)

4.79

Convertible Note Purchase Agreement, dated February 21, 2022, between the Registrant and STT GDC Pte. Ltd., relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$100 million (incorporated by reference to Exhibit 4.4 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022)

4.80

Form of Convertible Note Instrument between the Registrant and STT GDC Pte. Ltd., relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$100 million (incorporated by reference to Exhibit 4.5 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022)

4.81

Note Purchase Agreement, dated January 11, 2023, among the Registrant and the Persons Listed in Schedule I, relating to the issuance of the Registrant’s 4.50% Convertible Senior Notes due 2030 in the aggregate principal amount of US$580 million (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K for January 2023 (File No. 001-37925), initially filed with the SEC on January 31, 2023)

4.82

Indenture, dated January 20, 2023, between the Registrant and The Bank of New York Mellon, London Branch as Trustee, relating to the issuance of Registrant’s 4.50% Convertible Senior Notes due 2030 in the aggregate principal amount of US$580 million (incorporated by reference to Exhibit 4.2 to our Current Report on Form 6-K for January 2023 (File No. 001-37925), initially filed with the SEC on January 31, 2023)

Exhibit Number	Description of Exhibit

4.83

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, between Zhang Kejing and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.83 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023)

4.84

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Zhang Kejing (English Translation) (incorporated by reference to Exhibit 4.84 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023)

4.85

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, among Zhang Kejing, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.85 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023)

4.86

Loan Agreement, dated August 1, 2022, among Zhang Kejing, Chen Liang and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.86 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023)

4.87

Form of Series A Preferred Share Subscription Agreement among DigitalLand Holdings Limited, GDS Holdings Limited and The Investors Named Herein (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6 - K for March 2024 (File No. 001 - 37925), initially filed with the SEC on March 28, 2024)

4.88

Form of Series B Preferred Share Subscription Agreement among DigitalLand Holdings Limited and The Investors Named Herein (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K for October 2024 (File No. 001-37925), initially filed with the SEC on October 31, 2024)

*4.89††	Investor Rights Assignment Agreement, dated May 29, 2024, among the Registrant, STT GDC Pte. Ltd. and STT Garnet Pte. Ltd.

*4.90††	Joinder Agreement, dated May 29, 2024, entered into by STT Garnet Pte. Ltd. and acknowledged and agreed by the Registrant

*8.1	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

*11.2	Insider Trading Policies

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King & Wood Mallesons

Exhibit Number	Description of Exhibit

97.1

Incentive Compensation Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023 (File No. 001-37925), initially filed with the SEC on April 29, 2024)

*101.INS	Inline XBRL Instance Document

*101.SCH	Inline XBRL Taxonomy Extension Schema Document

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

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
Date: April 28, 2025

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

GDS Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (“the Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matters

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

Realizability of deferred tax assets associated with the Company’s net operating losses carry forwards

As discussed in Note 2(w) and Note 21 to the consolidated financial statements, as of December 31, 2024, the Company’s deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB1,281,372 thousand and RMB940,183 thousand, respectively. The Company evaluated the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized. The evaluation was based on the Company’s estimate of the future taxable income. The future taxable income incorporates the Company’s best estimates of utilization rates of relevant data centers based on historical utilization rates and the Company’s business plans.

We identified the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards as a critical audit matter. A high degree of auditor judgment was required in assessing the utilization rates of certain data centers used to evaluate the future taxable income.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the determination of the utilization rates used in the future taxable income forecast. We evaluated the utilization rates of certain data centers, by comparing the utilization rates of such data centers to the historical utilization rates, the Company’s business plans and data derived from publicly available industry reports. We performed sensitivity analysis over the utilization rates used to determine the amount and the timing of forecasted taxable income to assess the impact of changes in utilization rates on the Company’s realizability assessment of deferred tax assets.

Assessment of impairment of long-lived assets of certain data centers

As discussed in Notes 2(n), 6, 7 and 13 to the consolidated financial statements, as of December 31, 2024, the Company’s property and equipment, net, intangible assets, net, prepaid land use rights, net and operating lease right-of-use assets were RMB40,204,133 thousand, RMB481,114 thousand, RMB21,774 thousand and RMB5,193,408 thousand respectively. These assets included the long-lived assets of the Company’s data centers. The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, by comparing the carrying amount of an asset group with its estimated undiscounted future cash flows.

We identified the impairment of long-lived assets of certain data centers as a critical audit matter. A high degree of auditor judgment was required in assessing the utilization rates used to estimate the forecasted undiscounted cashflows expected to result from the data center assets’ operations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal control related to the determination of the utilization rates used to estimate the forecasted undiscounted cashflows. We evaluated the utilization rates of certain data centers used in the development of the forecasted undiscounted cash flows, by comparing the utilization rates of such data centers to the historical utilization rates, the Company’s business plans and data derived from publicly available industry reports. We performed sensitivity analysis over the utilization rates of certain data centers to assess its impact on the data centers’ forecasted undiscounted cash flows.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China

April 28, 2025

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2023	2024
Assets
Current assets
Cash	4	7,354,809	7,867,659
Restricted cash	4	39,367	67,419
Accounts receivable, net of allowance for credit losses	5	2,493,059	3,021,956
Value-added-tax (“VAT”) recoverable		214,385	240,506
Other current assets		444,466	415,531
Current assets of discontinued operations	3	437,567	—
Total current assets		10,983,653	11,613,071

Non-current assets
Restricted cash	4	103,146	158,452
VAT recoverable		1,398,426	1,489,532
Property and equipment, net	6	40,098,423	40,204,133
Intangible assets, net	7	688,290	481,114
Prepaid land use rights, net		22,388	21,774
Operating lease right-of-use assets	13	5,310,723	5,193,408
Goodwill	8	5,886,379	5,886,379
Deferred tax assets	21	289,847	381,274
Long-term investments in equity investees	9	7,298	7,544,555
Other non-current assets		747,123	674,936
Non-current assets of discontinued operations	3	8,910,994	—
Total non-current assets		63,463,037	62,035,557
Total assets		74,446,690	73,648,628

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB260,509 and RMB254,176 as of December 31, 2023 and 2024, respectively)	10	2,582,350	4,341,649
Convertible bonds payable, current	11	—	575
Accounts payable (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB536,177 and RMB502,672 as of December 31, 2023 and 2024, respectively)	12	2,749,896	2,593,305
Accrued expenses and other payables (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB189,245 and RMB253,236 as of December 31, 2023 and 2024, respectively)	12	1,145,374	1,298,097
Deferred revenue (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB108,496 and RMB82,633 as of December 31, 2023 and 2024, respectively)	5	119,885	90,975
Operating lease liabilities, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB40,267 and RMB33,563 as of December 31, 2023 and 2024, respectively)	13	132,811	117,345
Finance lease and other financing obligations, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB39,117 and RMB45,153 as of December 31, 2023 and 2024, respectively)	13	547,847	636,152
Current liabilities of discontinued operations	3	1,027,313	—
Total current liabilities		8,305,476	9,078,098

Non-current liabilities
Long-term borrowings, excluding current portion (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB6,407 and RMB2,230 as of December 31, 2023 and 2024, respectively)	10	23,088,055	21,905,985
Convertible bonds payable	11	8,434,766	8,576,583
Operating lease liabilities, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB99,806 and RMB81,881 as of December 31, 2023 and 2024, respectively)	13	1,344,264	1,279,726
Finance lease and other financing obligations, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB894,318 and RMB851,192 as of December 31, 2023 and 2024, respectively)	13	7,894,185	7,601,651
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB44,490 and RMB32,746 as of December 31, 2023 and 2024, respectively)	21	1,282,484	1,240,731
Other long-term liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB52,478 and RMB57,766 as of December 31, 2023 and 2024, respectively)	14	303,528	297,221
Non-current liabilities of discontinued operations	3	3,670,129	—
Total non-current liabilities		46,017,411	40,901,897
Total liabilities		54,322,887	49,979,995

Mezzanine Equity
Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2023 and 2024; Redemption value of RMB1,064,766 and RMB1,080,656 as of December 31, 2023 and 2024, respectively; Liquidation preference of RMB1,064,766 and RMB1,080,656 as of December 31, 2023 and 2024, respectively)	15	1,064,766	1,080,656
Total mezzanine equity		1,064,766	1,080,656

GDS Holdings Limited Shareholders’ Equity
Ordinary shares (US$0.00005 par value; 3,500,000,000 shares authorized as of December 31, 2023 and 2024; 1,480,842,655 and 1,511,590,567 Class A ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively; 43,590,336 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024)	18	516	527
Additional paid-in capital		29,337,095	29,596,268
Accumulated other comprehensive loss		(974,393)	(1,094,377)
Accumulated deficit		(9,469,758)	(6,044,372)
Total GDS Holdings Limited shareholders’ equity		18,893,460	22,458,046
Non-controlling interests		165,577	129,931
Total equity		19,059,037	22,587,977
Commitments and contingencies	26

Total liabilities, mezzanine equity and equity		74,446,690	73,648,628

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2022	2023	2024

Net revenue	20	9,268,101	9,782,448	10,322,068
Cost of revenue		(7,316,603)	(7,831,222)	(8,099,439)
Gross profit		1,951,498	1,951,226	2,222,629

Operating expenses
Selling and marketing expenses		(146,521)	(140,890)	(116,440)
General and administrative expenses		(1,047,072)	(965,982)	(917,877)
Research and development expenses		(31,912)	(38,159)	(36,319)
Impairment losses of long-lived assets	2(n)	(12,759)	(3,013,416)	—
Income (loss) from continuing operations		713,234	(2,207,221)	1,151,993

Other income (expenses):
Interest income		42,231	94,008	89,780
Interest expenses	2(u)	(1,878,155)	(1,936,537)	(1,924,631)
Foreign currency exchange (loss) gain, net		(11,098)	(1,573)	18,942
Government grants		95,204	84,410	27,253
Gain from purchase price adjustment		205,000	—	—
Others, net		5,266	25,319	21,804
Loss from continuing operations before income taxes		(828,318)	(3,941,594)	(614,859)

Income tax (expenses) benefits	21	(276,235)	15,577	(156,053)
Net loss from continuing operations		(1,104,553)	(3,926,017)	(770,912)

Discontinued operations
Loss from operations of discontinued operations, net of income taxes	3	(161,565)	(359,376)	(400,796)
Gain on deconsolidation of subsidiaries, net of nil income taxes	3	—	—	4,475,539
(Loss) income from discontinued operations		(161,565)	(359,376)	4,074,743

Net (loss) income		(1,266,118)	(4,285,393)	3,303,831

Net loss from continuing operations		(1,104,553)	(3,926,017)	(770,912)
Net income from continuing operations attributable to non-controlling interests		(3,427)	(5,026)	(6,209)
Net loss from continuing operations attributable to redeemable non-controlling interests	16	655	—	—
Net loss from continuing operations attributable to GDS Holdings Limited shareholders		(1,107,325)	(3,931,043)	(777,121)

(Loss) income from discontinued operations		(161,565)	(359,376)	4,074,743
Net loss from discontinued operations attributable to non-controlling interests		—	366	7,317
Net loss from discontinued operations attributable to redeemable non-controlling interests	16	—	—	120,447
Net (loss) income from discontinued operations attributable to GDS Holdings Limited shareholders		(161,565)	(359,010)	4,202,507

Net (loss) income attributable to GDS Holdings Limited shareholders		(1,268,890)	(4,290,053)	3,425,386

Accretion to redemption value of redeemable non-controlling interests of continuing operations	16	(10,801)	—	—
Adjustment to the redemption value of redeemable non-controlling interests of continuing operations	16	(178,982)	—	—
Net (loss) income available to GDS Holdings Limited shareholders		(1,458,673)	(4,290,053)	3,425,386

Cumulative dividend on redeemable preferred shares	15	(51,212)	(53,625)	(54,232)
Net (loss) income available to GDS Holdings Limited ordinary shareholders		(1,509,885)	(4,343,678)	3,371,154

(Loss) income per Class A and Class B ordinary share
Continuing operations - Basic and diluted	23	(0.92)	(2.71)	(0.52)
Discontinued operations – Basic and diluted	23	(0.11)	(0.25)	2.79
Total – Basic and diluted	23	(1.03)	(2.96)	2.27

Weighted average number of ordinary share outstanding
Basic and diluted	23	1,464,447,843	1,468,187,956	1,475,079,754

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2022	2023	2024

Net (loss) income	(1,266,118)	(4,285,393)	3,303,831
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(247,509)	(125,118)	74,741
Defined benefit plan, net of nil tax	—	—	(41)
Amounts reclassified from accumulated other comprehensive loss	—	—	(96,957)
Comprehensive (loss) income	(1,513,627)	(4,410,511)	3,281,574
Comprehensive income attributable to non-controlling interests	(5,092)	(5,575)	(1,076)
Comprehensive loss attributable to redeemable non-controlling interests	655	—	24,904
Comprehensive (loss) income attributable to GDS Holdings Limited shareholders	(1,518,064)	(4,416,086)	3,305,402

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

					Accumulated		Total GDS
				Additional	other		Holdings Limited	Non-
		Ordinary Shares		paid-in	comprehensive	Accumulated	shareholders’	controlling	Total
	Note	Number	Amount	capital	loss	deficit	equity	interests	equity

Balance at January 1, 2022		1,495,180,395	507	28,983,330	(599,186)	(3,910,815)	24,473,836	59,173	24,533,009

Loss for the year (Note i)		—	—	—	—	(1,268,890)	(1,268,890)	3,427	(1,265,463)
Other comprehensive loss		—	—	—	(249,174)	—	(249,174)	1,665	(247,509)
Total comprehensive loss		—	—	—	(249,174)	(1,268,890)	(1,518,064)	5,092	(1,512,972)

Shares issued to depository bank	23	29,252,600	9	(9)	—	—	—	—	—
Accretion to redemption value of redeemable non-controlling interests	16	—	—	(10,801)	—	—	(10,801)	—	(10,801)
Adjustment to the redemption value of redeemable non-controlling interests	16	—	—	(178,982)	—	—	(178,982)	—	(178,982)
Redeemable preferred shares dividends	15	—	—	(51,212)	—	—	(51,212)	—	(51,212)
Capital contribution from non-controlling interests		—	—	—	—	—	—	10,362	10,362
Sales of non-controlling interest of a subsidiary while retaining control		—	—	1,738	—	—	1,738	41,967	43,705
Share-based compensation	19	—	—	290,815	—	—	290,815	—	290,815
Vesting of restricted shares	19	4,555,720	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	460,272	—	13,719	—	—	13,719	—	13,719
Settlement of restricted share awards with shares held by depository bank		(5,015,992)	—	—	—	—	—	—	—
Other		(4)	—	—	—	—	—	—	—
Balance at December 31, 2022		1,524,432,991	516	29,048,598	(848,360)	(5,179,705)	23,021,049	116,594	23,137,643

Balance at December 31, 2022 and January 1, 2023		1,524,432,991	516	29,048,598	(848,360)	(5,179,705)	23,021,049	116,594	23,137,643

Loss for the year		—	—	—	—	(4,290,053)	(4,290,053)	4,660	(4,285,393)
Other comprehensive loss		—	—	—	(126,033)	—	(126,033)	915	(125,118)
Total comprehensive loss		—	—	—	(126,033)	(4,290,053)	(4,416,086)	5,575	(4,410,511)

Redeemable preferred shares dividends	15	—	—	(53,625)	—	—	(53,625)	—	(53,625)
Capital contribution from non-controlling interests		—	—	2,039	—	—	2,039	42,146	44,185
Change in non-controlling interest of a subsidiary		—	—	(9,447)	—	—	(9,447)	9,447	—
Disposal of a subsidiary		—	—	—	—	—	—	(8,185)	(8,185)
Share-based compensation	19	—	—	336,616	—	—	336,616	—	336,616
Vesting of restricted shares	19	3,752,472	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	1,035,704	—	12,914	—	—	12,914	—	12,914
Settlement of restricted share awards with shares held by depository bank		(4,788,176)	—	—	—	—	—	—	—
Balance at December 31, 2023		1,524,432,991	516	29,337,095	(974,393)	(9,469,758)	18,893,460	165,577	19,059,037

Balance at December 31, 2023 and January 1, 2024		1,524,432,991	516	29,337,095	(974,393)	(9,469,758)	18,893,460	165,577	19,059,037

Income (loss) for the year (Note ii)		—	—	—	—	3,425,386	3,425,386	(1,108)	3,424,278
Other comprehensive loss (Note iii)		—	—	—	(119,984)	—	(119,984)	2,184	(117,800)
Total comprehensive (loss) income		—	—	—	(119,984)	3,425,386	3,305,402	1,076	3,306,478

Shares issued to depositary bank	23	30,747,912	11	(11)	—	—	—	—	—
Redeemable preferred shares dividends	15	—	—	(54,232)	—	—	(54,232)	—	(54,232)
Capital contribution from non-controlling interests		—	—	—	—	—	—	274,445	274,445
Deconsolidation of subsidiaries	3	—	—	—	—	—	—	(311,167)	(311,167)
Share-based compensation	19	—	—	296,487	—	—	296,487	—	296,487
Vesting of restricted shares	19	17,068,048	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	19	1,839,320	—	16,929	—	—	16,929	—	16,929
Settlement of restricted share awards with shares held by depository bank		(18,907,368)	—	—	—	—	—	—	—
Balance at December 31, 2024		1,555,180,903	527	29,596,268	(1,094,377)	(6,044,372)	22,458,046	129,931	22,587,977

Note i: Exclude net loss attributable to redeemable non-controlling interests of RMB655 for the year ended December 31, 2022.

Note ii: Exclude net loss attributable to redeemable non-controlling interests of RMB120,447 for the year ended December 31, 2024.

Note iii:	Exclude other comprehensive income attributable to redeemable non-controlling interests of RMB95,543 for the year ended December 31, 2024.

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2022	2023	2024

Cash flows from operating activities:
Net (loss) income		(1,266,118)	(4,285,393)	3,303,831
Net loss (income) from discontinued operations		161,565	359,376	(4,074,743)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Amortization of debt issuance and commitment cost and debt discount		151,803	140,625	110,724
Depreciation and amortization		3,120,302	3,368,474	3,243,004
Operating lease cost relating to prepaid land use rights		100,876	106,964	110,126
Net gain on disposal of property and equipment		(15,025)	(12,051)	(31,665)
Share-based compensation expenses	19	290,815	336,616	296,487
Impairment losses of long-lived assets	2(n)	12,759	3,013,416	—
Gain from purchase price adjustment		(205,000)	—	—
Loss (gain) from equity method investment		9,934	(110)	347
Gains on disposal of equity investments and subsidiaries		—	(5,010)	—
Allowance for (reversal of) credit losses	5	9,930	18,294	(13,173)
Deferred tax benefit	21	(99,153)	(295,931)	(181,576)

Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable		(695,818)	(106,484)	(665,882)
VAT recoverable		1,182,515	(388,279)	(115,809)
Other current assets		33,740	39,508	109,813
Other non-current assets		(103,723)	18,684	70,769
Accounts payable		186,716	(1,629)	(15,632)
Accrued expenses and other payables		(93,691)	36,889	104,011
Deferred revenue		49,042	2,202	(45,721)
Other long-term liabilities		2,374	8,785	10,504
Operating leases		28,393	4,330	4,247

Net cash provided by operating activities from continuing operations		2,862,236	2,359,276	2,219,662
Net cash used in operating activities from discontinued operations		(52,448)	(294,019)	(281,297)
Net cash provided by operating activities		2,809,788	2,065,257	1,938,365

Cash flows from investing activities:
Payments for purchase of property and equipment and land use rights		(5,866,460)	(3,193,971)	(3,169,287)
Cash paid for the business combinations	8	(1,196,758)	—	—
Cash paid for the asset acquisitions	8	(2,287,199)	(231,850)	(85,191)
Cash paid for equity investments		(3,400)	(3,000)	—
Cash paid for investments and loans to discontinued operations		(1,239,017)	(1,017,266)	(553,490)
Receipts of loan repayments from discontinued operations		—	—	1,722,304
Receipts from disposal of equity investments and subsidiaries		—	23,630	39,000
Deposits and prepayments for potential acquisitions		(20,000)	(133,805)	—
Refund of deposits for potential acquisitions		39,000	22,107	2,400
Payments for purchase of debt securities		(2,840)	—	—
Proceeds from sale of property and equipment		43,618	18,565	203,903

Net cash used in investing activities from continuing operations		(10,533,056)	(4,515,590)	(1,840,361)
Net cash used in investing activities from discontinued operations		(1,980,845)	(2,827,863)	(6,920,177)
Net cash used in investing activities		(12,513,901)	(7,343,453)	(8,760,538)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2022	2023	2024

Cash flows from financing activities:
Proceeds from short-term borrowings		4,631,764	371,329	1,893,432
Proceeds from long-term borrowings		5,866,598	5,873,121	4,762,498
Repayment of short-term borrowings		(8,237,650)	(1,328,639)	(394,817)
Repayment of long-term borrowings		(1,347,740)	(4,418,188)	(5,631,958)
Payment of issuance cost and commitment cost of debts		(89,174)	(187,058)	(54,780)
Proceeds from issuance of convertible bonds	11	3,917,036	3,926,667	—
Repayment of convertible bonds	11	—	(2,128,311)	—
Payment of redeemable preferred shares dividends	15	(51,578)	(53,923)	(54,169)
Proceeds from sales of non-controlling interests of subsidiaries while retaining control		69,828	—	—
Payment under finance leases and other financing obligations	13	(1,138,542)	(986,888)	(545,911)
Proceeds from other financing arrangements		845,319	220,000	200,000
Payment for purchase of property and equipment through vendor financing		(105,916)	—	—
Payment of contingent consideration for the acquisition of subsidiaries	8	(280,375)	(21,174)	—
Payment for acquisition of non-controlling interests		(593,801)	—	—

Net cash provided by financing activities from continuing operations		3,485,769	1,266,936	174,295
Net cash provided by financing activities from discontinued operations		2,657,845	2,892,824	16,883,042
Net cash provided by financing activities		6,143,614	4,159,760	17,057,337

Effect of exchange rate changes on cash and restricted cash		416,198	154,302	(13,592)

Net (decrease) increase in cash and restricted cash		(3,144,301)	(964,134)	10,221,572
Cash and restricted cash at beginning of year		12,026,367	8,882,066	7,917,932
Cash and restricted cash at end of year		8,882,066	7,917,932	18,139,504
Less: Cash and restricted cash of discontinued operations at end of year or deconsolidation date		(668,156)	(420,610)	(10,045,974)
Cash and restricted cash of continuing operations at end of year		8,213,910	7,497,322	8,093,530

Supplemental disclosures of cash flow information
Interest paid		1,803,013	2,061,889	2,096,087
Income tax paid		343,349	302,717	389,837

Supplemental disclosures of non-cash investing and financing activities
Non-cash effect of acquisitions of subsidiaries	8	7,644	100,000	53,551
Settlement of liability-classified restricted share award	19	13,719	12,914	16,929
Other receivable contributed by non-controlling shareholders as capital contributions		10,362	—	—

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

(a)   Description of business

GDS Holdings Limited (“GDS Holdings”) was incorporated in the Cayman Islands on December 1, 2006. GDS Holdings and its consolidated subsidiaries and consolidated variable interest entities (collectively referred to as “the Company”) are principally engaged in providing colocation, managed hosting and managed cloud services in the People’s Republic of China (the “PRC” excluding Taiwan, the Hong Kong Special Administrative Region (the “Hong Kong SAR”) and the Macau Special Administrative Region (the “Macau SAR”)) for the purposes of these consolidated financial statements only), Hong Kong SAR and Macau SAR and serves customers who primarily are cloud service providers, large internet, financial institution and enterprise customers.

The Company’s business outside the PRC were mainly operated through DayOne Data Centers Limited, previously known as DigitalLand Holdings Limited, and its subsidiaries (collectively, “DayOne”), which was deconsolidated on December 31, 2024 (Note 3).

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

The imposition of any of these government actions could result in the termination of the VIE agreements, which would result in GDS Holdings losing the (i) ability to direct the activities of the VIEs and (ii) rights to receive substantially all the economic benefits and residual returns from the VIEs and thus result in the deconsolidation of the VIEs in GDS Holdings’ consolidated financial statements.

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

	As of December 31,
	2023	2024
Assets
Current assets
Cash	2,451,473	1,858,820
Restricted cash	1,345	3,080
Accounts receivable, net of allowance for credit losses	2,458,297	2,996,660
VAT recoverable	134,595	170,726
Other current assets	144,792	156,169
Total current assets	5,190,502	5,185,455

Non-current assets
Property and equipment, net	2,030,013	1,895,324
Intangible assets, net	66,474	55,393
Operating lease right-of-use assets	152,689	124,230
Deferred tax assets	61,549	58,970
Restricted cash	29,680	46,322
VAT recoverable	29,280	48,976
Other non-current assets	144,599	113,728
Total non-current assets	2,514,284	2,342,943
Total assets	7,704,786	7,528,398

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	435,767	404,801
Accounts payable	536,177	502,672
Accrued expenses and other payables	189,245	253,236
Deferred revenue	108,496	82,633
Operating lease liabilities, current	40,267	33,563
Finance lease and other financing obligations, current	39,117	45,153
Total current third-party liabilities	1,349,069	1,322,058

Non-current liabilities
Long-term borrowings, excluding current portion	542,023	399,043
Operating lease liabilities, non-current	99,806	81,881
Finance lease and other financing obligations, non-current	894,318	851,192
Deferred tax liabilities	44,490	32,746
Other long-term liabilities	52,478	57,766
Total non-current third-party liabilities	1,633,115	1,422,628
Total third-party liabilities	2,982,184	2,744,686
Amounts due to GDS Holdings and its non-VIE subsidiaries, net	4,176,728	4,023,141
Total liabilities	7,158,912	6,767,827

As of December 31, 2023 and 2024, accounts receivable of RMB82,930 and RMB77,129, respectively, other current assets of RMB12,646 and RMB17,018, respectively, other non-current assets of RMB5,876 and RMB4,049, respectively, and property and equipment of RMB39,152 and RMB27,731, respectively, of VIEs were pledged solely to secure banking borrowings of VIEs.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2023 and 2024, long-term borrowings of the consolidated VIEs of RMB710,874 and RMB547,438, respectively, were guaranteed by GDS Holdings Limited and its subsidiaries.

Net revenue, net income (loss), operating, investing and financing cash flows of the VIEs that were included in the Company’s consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Years ended December 31,
	2022	2023	2024

Net revenue	8,958,853	9,489,505	9,919,021
Net income (loss)	223,925	(7,897)	214,697
Net cash provided by (used in) operating activities	1,533,548	235,448	(5,129)
Net cash used in investing activities	(143,796)	(86,336)	(236,574)
Net cash used in financing activities	(369,324)	(25,567)	(332,573)

The unrecognized revenue-producing assets that are held by the VIEs comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

(b)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the fair value of retained equity method investment upon deconsolidation, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the impairment of goodwill, the realization of deferred income tax assets, the fair value of share-based compensation awards, the recoverability of long-lived assets, and incremental borrowing rate of leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)   Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2023 and 2024.

(d)   Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s use, primarily as security for bank borrowings, related interests and certain construction projects. Upon repayment of bank borrowings and the related interests and completion of construction projects, the deposits are released by the bank and available for general use by the Company. Restricted cash is classified as current asset if it is expected to be released for general use by the Company within one year. Otherwise, it is classified as non - current asset.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(g)   Equity method investments

The Company’s investments in entities in which the Company can exercise significant influence but do not own a majority equity interest or control are generally accounted for under the equity method of accounting. Equity method investments are initially measured at cost, except for the retained investments in the common stock of an investee (including a joint venture) in a deconsolidation transaction which are initially measured at fair value. Key estimates and assumptions used to determine the fair value include the amount and timing of future expected cash flows and discount rate. Basis differences are the differences between the Company’s initial cost of the investment and its proportionate share of the individual assets and liabilities of the investee (historical carrying value). When an investee meets the definition of a business, any excess of the initial cost of the investment over the proportional fair value of the assets and liabilities of the investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. Equity method investments are subsequently adjusted for the Company’s share of the income and losses of the investees and adjustments related to (i) elimination of intra-entity profits and losses, (ii) amortization of any basis differences subject to amortization, (iii) the Company’s share of changes in the investee’s capital and other comprehensive income. The Company’s proportionate share of the income or loss from its equity method investment is recorded in others, net on the consolidated statement of operations as the amount is immaterial for the years ended December 31, 2022, 2023 and 2024. The Company’s proportionate share of other comprehensive income is recorded in other comprehensive income. The Company reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees’ fair value. The Company did not record any impairment losses related to its equity method investment for the years ended December 31, 2022, 2023 and 2024.

(h)   Property and equipment

Property and equipment are carried at cost less accumulated depreciation and any recorded impairment. Property and equipment acquired under finance leases are initially recorded at the present value of minimum lease payments. Buildings and equipment under finance leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset or improvement. Leasehold land is amortized on a straight-line basis over the lease term.

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

The Company recognizes lease liabilities and right-of-use (“ROU”) assets at lease commencement date. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and is subsequently measured at amortized cost using the effective-interest method. Since most of the Company’s leases do not provide an implicit rate, the Company uses its own incremental borrowing rate in determining the present value of unpaid lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The judgments used, which mainly include credit spread and credit rating of lessee, in the valuation of incremental borrowing rate of the leases are inherently subjective. Different assumptions or estimates could result in different accounting treatment for a lease.

ROU assets are initially measured at cost, which consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. For operating leases, the Company recognizes a single lease cost on a straight-line basis over the remaining lease term. For finance leases, the ROU assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. Amortization of the ROU assets are recognized and presented separately from interest expense on the lease liability. For leases acquired in business combinations or asset acquisitions, ROU assets are measured at the same amount as the lease liability as adjusted to reflect lease prepayments and favorable or unfavorable terms of the lease when compared with market terms.

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

The FASB has provided accounting elections for entities that provide or receive rent concessions (e.g., deferral of lease payments, reduced future lease payments) due to the COVID-19 pandemic. During years ended December 31, 2021 and 2022, the Company was granted lease concessions by certain landlords due to the effects of the COVID-19 pandemic. The Company assessed that these rent concessions qualify for the election, as these concessions did not result in a substantial increase in the rights of the lessor or the obligations of the lessee. The Company then elected to not evaluate whether these concessions are lease modifications and chose to adopt a policy to not account for these concessions as lease modifications. Instead, the Company, as a lessee that was contractually released from certain lease payments, accounts these rent concessions as negative variable lease payments (Note 13).

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(j)   Asset retirement costs

The Company’s asset retirement obligations are primarily related to certain data center buildings, which are required to be returned to the landlords in their original condition.

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

Asset retirement obligations are recorded in accrued expenses and other payables and other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability of continuing operations:

Asset retirement obligations as of January 1, 2022	104,883
Additions	4,382
Accretion expense	6,366
Foreign exchange impact	158
Settlement	(3,978)
Asset retirement obligations as of December 31, 2022	111,811
Additions	602
Accretion expense	6,599
Foreign exchange impact	27
Derecognition upon disposal of a subsidiary	(1,360)
Revision in estimated cash flows as result of lease contracts modifications	(9,258)
Settlement	(2,103)
Asset retirement obligations as of December 31, 2023	106,318
Accretion expense	6,827
Foreign exchange impact	35
Revision in estimated cash flows as result of lease contracts modifications	(587)
Settlement	(490)
Asset retirement obligations as of December 31, 2024	112,103

(k)   Intangible assets

Intangible assets acquired in the acquisitions comprised of customer contracts and licenses.

The weighted-average amortization period by major intangible asset class is as follows:

Customer contracts	5-15 years
Licenses	20 years
Software	5 years

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(l)   Prepaid land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR before the adoption of ASC 842, and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the remaining terms of the land use rights. As of December 31, 2024 the remaining terms of the land use rights range from 34 to 37 years.

(m)  Business combinations and goodwill

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

The determination of fair values of the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the expected cash flows and industry comparisons.

Non-controlling interests for business combinations are measure at fair value at the acquisition date. The Company has elected an accounting policy to measure non-controlling interests in asset acquisition at carryover basis, which is based on the carrying amounts within the acquired entity.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized, which is the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is not deductible for tax purposes. Goodwill acquired in a business combination is assigned to reporting units that are expected to benefit from the synergies of the combination. When the Company reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned to the reporting units affected using a relative fair value allocation approach.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the years ended December 31, 2022 and 2024, the Company performed qualitative assessments and evaluated all abovementioned factors to conclude that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit. Therefore, no further quantitative impairment testing on goodwill was performed for the years ended December 31, 2022 and 2024. Due to the changing market conditions and fluctuations in the share price of the Company, the Company performed quantitative assessment for the years ended December 31, 2023. The Company estimated fair value using the income approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary. No impairment losses were recorded for goodwill for the years ended December 31, 2022, 2023 and 2024.

(n)   Impairment of long-lived assets

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

For the years ended December 31, 2022 and 2023, impairment losses for the Company’s data centers’ long-lived assets of RMB12,759 and RMB3,013,416 were recognized, respectively. The impairment losses recognized were mainly due to lower performance results compared to original plans. No impairment loss was recorded for the year ended December 31, 2024.

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

(p)   Commitment and contingencies

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

(q)   Revenue recognition

The Company recognizes revenue as the Company satisfies a performance obligation by transferring control over goods or services to a customer. For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Company does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time. Revenue is measured as the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

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

The Company’s colocation service and managed service contracts with customers contain both lease and non-lease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. In addition, the Company has performed a qualitative analysis to determine that the non-lease component is the predominant component of its revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the criteria for the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2022, 2023 and 2024.

Revenue recognized for colocation or managed hosting and cloud services delivered is recorded within accounts receivable if the Company has an unconditional right to the consideration. Otherwise, it is recorded as contract assets. The Company generally bills the customer on a monthly or quarterly basis in arrears.

Cash received in advance from customers prior to the transfer of the control of the colocation or managed hosting and cloud services is recorded as deferred revenue.

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

(r)   Cost of revenues

Cost of revenues consists primarily of utility costs, depreciation of property and equipment, lease costs, labor costs and other costs directly attributable to the provision of the service revenue and sales of IT equipment.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(s)   Research and development costs

Research and development costs incurred during the application development stage of developing internal-use software are capitalized. Other research and development costs are expensed as incurred. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company’s services and products.

(t)   Government grants

Government grants are recognized when receivable and when all the conditions for their receipt have been met. Subsidies that compensate the Company for expenditures incurred are recognized as a reduction of such expenditures. Subsidies that are not directly associated with expenditures are recognized as government grants in other income.

The Company received government subsidies for acquisitions of property and equipment that required the Company to meet certain conditions. The subsidies are recorded as a liability until the conditions are met and then recognized as a deduction of property and equipment and depreciated over the useful life of the related assets as a reduction of the depreciation charges. The Company received government subsidies that required the Company to operate in a particular area for a certain period. The Company recorded the subsidies as a liability when the subsidies were received and subsequently recognized as government grants in other income ratably over the period the Company is required to operate in the area.

As of December 31, 2023 and 2024, deferred government grants are recorded as follow:

	As of December 31,
	2023	2024

Accrued expenses and other payables	13	38
Other long-term liabilities	78,494	114,209
Deduction of property and equipment, net	8,658	9,909

Government grants for continuing operations were recognized as follows in the consolidated statements of operations:

	Years ended December 31,
	2022	2023	2024

Reduction of cost of revenue	521	1,262	1,787
Reduction of interest expenses	—	4,310	3,250
Government grants	95,204	84,410	27,253

Total	95,725	89,982	32,290

There were no significant commitment, contingencies or provision for recapture conditions for the government subsidies received for the years ended December 31, 2022, 2023 and 2024.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(u)   Capitalized interest

A reconciliation of total interest costs to ‘‘Interest expenses’’ for continuing operations as reported in the consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Years ended December 31,
	2022	2023	2024

Total interest costs	2,042,128	2,159,539	2,043,662
Less: interest costs capitalized	(163,973)	(223,002)	(119,031)

Interest expenses	1,878,155	1,936,537	1,924,631

Interest costs that are directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. The capitalization of interest costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalization of interest costs is ceased when the asset is substantially complete and ready for its intended use. Other interest costs are recognized as an expense in the period in which they are incurred.

(v)   Debt issuance costs and commitment costs

Debt issuance costs are capitalized and are amortized over the life of the related debts based on the effective interest method. Debt commitment costs are capitalized and are amortized over the commitment period of the facility on a straight-line basis. Such amortization is included as a component of interest expense.

Unamortised debt issuance costs of RMB 169,264 and RMB139,016 are presented as a reduction of debt as of December 31, 2023 and 2024, respectively.

(w)   Income tax

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

(x)   Share-based compensation

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

For further information on share-based compensation, see Note 19 below.

(y)   Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 28% to 40% on a standard salary base as determined by local social security bureau. The Company has no further commitments beyond its monthly contributions. Contributions to the defined contribution plans are charged to the consolidated statements of operations when the related service is provided.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(z)   Foreign currency translation and foreign currency risks

The functional currency of GDS Holdings is the United States dollar (“USD”), whereas the functional currency of its PRC subsidiaries and consolidated VIEs in PRC, subsidiaries in Hong Kong SAR and Macau SAR, subsidiaries in Singapore is the RMB, Hong Kong dollar (“HKD”) and Singapore dollar (“SGD”), respectively. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and restricted cash denominated in RMB amounted to RMB7,013,932 and RMB6,258,846 as of December 31, 2023 and 2024, respectively.

As of December 31, 2024, the Company’s cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong SAR, Macau SAR, US and Singapore and were denominated in the following currencies:

In thousands	RMB	USD	HKD	JPY	EUR	SGD
In PRC	6,172,001	168,833	—	—	—	—
In Hong Kong SAR	84,883	67,771	45,071	32,630	147	—
In Macau SAR	—	—	31,254	—	—	—
In US	—	7	—	—	—	—
In Singapore	1,962	1,460	—	—	—	9,406

Total in original currency	6,258,846	238,071	76,325	32,630	147	9,406
RMB equivalent	6,258,846	1,711,367	70,677	1,492	1,096	50,052

(aa) Concentration of credit risk

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

(bb) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, under the two-class method in accordance with ASC 260, net income (loss) available to the Company’s ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities based on participating rights in undistributed earnings on a proportionate basis. The Company’s redeemable preferred shares (Note 15) are participating securities since the holders of these securities have the right to participate in dividends together with ordinary shareholders, in addition to the cumulative preferential dividend they enjoy. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.

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

(cc) Changes in accounting principle

1)

The Company adopted the amendment on rollforward information for the relevant obligations in Accounting Standards Update “ASU” 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, in the first quarter of 2024. This ASU requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its supplier finance programs. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information for the relevant obligations, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The ASU should be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. The Company adopted this standard, except for the amendment on rollforward information for the relevant obligations, in the first quarter of 2023 and the amendment on rollforward information for the relevant obligations in the first quarter of 2024, and the adoption of this amendment did not have a significant impact on the Company’s consolidated financial statements.

2)

The Company adopted ASU 2023-01, Leases (Topic 842) — Common Control Arrangements (“ASU 2023-01”) in the first quarter of 2024. This ASU requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

3)

The Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures in the year ended December 31, 2024. This ASU made improvements and clarifications on the reportable segment disclosures. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

(dd) Recently issued accounting standards

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which required disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. It should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company will adopt the disclosure requirements from annual reports for fiscal year ending December 31, 2027 and is currently in the process of evaluating the disclosure impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarified the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. This ASU also made additional clarifications to assist stakeholders in applying the guidance. This ASU also clarified that the induced conversion guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. This ASU permits an entity to apply the new guidance on either a prospective or a retrospective basis. The Company will adopt the requirements from annual reports for fiscal year ending December 31, 2026 and is currently in the process of evaluating the impact on the Company’s consolidated financial statements.

3     DISCONTINUED OPERATIONS

DayOne Data Centers Limited was incorporated in the Cayman Islands on May 18, 2022 and is principally engaged in providing colocation outside PRC and serves customers who primarily are cloud service providers and large internet companies. Upon the closing of DayOne’s Series B Preferred Shares issuance on December 31, 2024, GDS Holdings’s equity interest in DayOne was diluted to 35.6% which resulted in GDS Holding’s lost of control over DayOne. Accordingly, the Company deconsolidated DayOne and its subsidiaries (the “Deconsolidation”) on December 31, 2024 and started to recognize DayOne as an equity method investee.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Before the Deconsolidation, substantially all of the Company’s business outside PRC, mainly including Malaysia, Indonesia, Hong Kong and Singapore, representing a major geographic area of the Company, was run by DayOne. The Deconsolidation of DayOne is a strategic shift for the Company to dispose its business outside PRC and has a major effect on the Company’s operations. As a result, DayOne’s operations that were deconsolidated qualify for reporting as discontinued operations.

Prior to the Deconsolidation, several intra-group arrangements existed between continuing and discontinued operations, which were eliminated as intercompany transactions and were not separately reflected in the Company’s previously issued financial statements. Such intercompany transactions mainly included sales commission, procurement services, license grant, guarantees and management support services. Sales commission, procurement service fees and license fees are reinstated according to ASC 606 and included in net revenue in the consolidated statements of operations for all the years presented since they are expected to continue after Deconsolidation and become part of the Company’s recurring revenue-generating activities. The Company reinstated net revenue of nil, RMB1,684 and RMB34,404 for these services for the years ended December 31, 2022, 2023 and 2024, respectively. Guarantee fees and management support service fees are reinstated according to ASC 610-20 and included in others, net in the consolidated statements of operations for all the years presented since they are related to transition services which are not within core business of the continuing operations. The Company reinstated other income of RMB60,964, RMB85,292 and RMB59,017 for these services for the years ended December 31, 2022, 2023 and 2024, respectively.

By reference to the elimination of unrealized profit in Company’s share of the income and losses of the investees in the equity method investment, the elimination of unrealized profit for above-mentioned fees capitalized by DayOne in its property and equipment is included in the financial results of discontinued operations, which amounted to nil, RMB7,476 and RMB25,450, respectively, for the years ended December 31, 2022, 2023 and 2024.

The financial results of DayOne presented in discontinued operations reflect the results of DayOne until the Deconsolidation, adjusted for the transactions discussed above. The following table presents the financial results of discontinued operations:

	Years ended December 31,
	2022	2023	2024

Net revenue	57,530	175,737	1,262,063
Cost of revenue	(62,607)	(194,570)	(859,254)
Operating expenses	(159,472)	(233,249)	(400,336)
(Loss) income from operations	(164,549)	(252,082)	2,473
Net interest expenses	(9,503)	(107,286)	(280,652)
Other income (expenses)	12,487	792	(65,493)
Loss from operations of discontinued operations before income taxes	(161,565)	(358,576)	(343,672)
Income tax expenses	—	(800)	(57,124)
Loss from operations of discontinued operations, net of income taxes	(161,565)	(359,376)	(400,796)
Gain on deconsolidation of subsidiaries, net of nil income taxes	—	—	4,475,539
(Loss) income from discontinued operations, net of income taxes	(161,565)	(359,376)	4,074,743

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The assets, liabilities related to DayOne and presented as assets and liabilities of discontinued operations in the consolidated balance sheets are as follows:

		As of December
	Note	31, 2023
Cash		355,902
Accounts receivable, net of allowance for credit losses		52,854
Other current assets		28,811
Total current assets		437,567

Property and equipment, net		7,401,071
Goodwill	(a)	1,190,126
Other non-current assets		319,797
Total non-current assets		8,910,994
Total assets		9,348,561

Short-term borrowings and current portion of long-term borrowings		251,603
Other current liabilities	(b)	775,710
Total current liabilities		1,027,313

Long-term borrowings, excluding current portion		3,618,201
Other non-current liabilities		51,928
Total non-current liabilities		3,670,129
Total liabilities		4,697,442
Note (a)

Representing the goodwill assigned to discontinued operations as a result of the Company’s reorganization of its reporting structure in 2024. Comparative balance was also retrospectively adjusted to provide a consistent basis of comparison.

Note (b)	Excluding amount due to continuing operations of RMB1,299,930.

4     CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As of December 31,
	2023	2024

Cash	7,354,809	7,867,659
Restricted cash - current assets	39,367	67,419
Restricted cash - non-current assets	103,146	158,452

Total cash and restricted cash of continuing operations shown in the consolidated statements of cash flows	7,497,322	8,093,530

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

5     CONTRACT BALANCES

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2024

Accounts receivable	2,532,280	3,048,182
Less: allowance for credit losses	(39,221)	(26,226)

Accounts receivable, net	2,493,059	3,021,956

Accounts receivable of RMB1,694,012 and RMB2,383,419 was pledged as security for bank loans (Note 10) as of December 31, 2023 and 2024, respectively. Accounts receivable of RMB69,264 and RMB133,788 was pledged as security for finance lease and other financing obligations (Note 13) as of December 31, 2023 and 2024, respectively.

The following table presents the movement of the allowance for credit losses:

	Years ended December 31,
	2022	2023	2024

Balance at the beginning of the year	12,124	20,728	39,221
Allowance made (reversal of allowance) during the year	7,744	18,294	(13,173)
Foreign exchange impact	860	199	178

Balance at the end of the year	20,728	39,221	26,226

Deferred Revenue

The opening and closing balances of the Company’s deferred revenue, including current and non-current portion, are as following:

Deferred revenue

Beginning balance as of January 1, 2024	187,568
Decrease	(45,724)

Closing balance as of December 31, 2024	141,844

The difference between the opening and closing balances of the Company’s deferred revenue primarily results from the timing difference between the satisfaction of the Company’s performance obligation and the customer’s payment. As of December 31, 2023 and 2024, the deferred revenue expected to be recognized as revenue after one year amounted to RMB67,683 and RMB50,869, respectively, were recorded in other long-term liabilities in the consolidated balance sheet. The amounts of revenue recognized during the years ended December 31, 2022, 2023 and 2024 from the opening deferred revenue balance was RMB122,378, RMB161,391 and RMB144,983, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Remaining performance obligations

The Company enters into certain usage-based contracts for colocation and managed services in which revenues are based on the agreed usage-based fees as the actual services are rendered throughout the contract term. The Company elected to apply the practical expedient under ASC606-10-50-14(b) that allows the Company not to disclose the remaining performance obligations for variable considerations, which are charged based on the agreed unit price and number of racks in usage, in connection with these contracts with remaining durations ranging from 1 year to 9 years.

As of December 31, 2024, the revenues, excluding any variable considerations, expected to be recognized in future periods related to remaining performance obligations that are unsatisfied were as follows:

Revenue expected to be recognized	RMB

Within 1 year	1,403,758
After 1 year but within 2 years	1,103,844
After 2 years but within 3 years	939,796
After 3 years but within 4 years	621,200
After 4 years but within 5 years	572,226
After 5 years	1,244,489

Total	5,885,313

6     PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

		As of December 31,
	Note	2023	2024
At cost:
Leasehold land		850,242	868,820
Buildings		15,139,795	16,125,870
Data center equipment		21,468,868	24,936,431
Leasehold improvement		8,706,161	9,103,258
Furniture and office equipment		120,847	105,371
Vehicles		4,464	4,506
		46,290,377	51,144,256
Less: Accumulated depreciation		(12,033,960)	(14,689,668)
		34,256,417	36,454,588
Construction in progress		8,658,082	6,564,474
		42,914,499	43,019,062
Less: Impairment losses	2(n)	(2,816,076)	(2,814,929)
Property and equipment, net		40,098,423	40,204,133

The carrying amounts of the Company’s property and equipment acquired under finance leases and build-to-suit leases were RMB5,877,488 and RMB5,452,571 as of December 31, 2023 and 2024, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Depreciation of property and equipment (including assets acquired under finance leases and other financing arrangement) for continuing operations was RMB2,884,396, RMB3,053,194 and RMB3,027,954 for the years ended December 31, 2022, 2023 and 2024, respectively, and included in the following captions:

	Years ended December 31,
	2022	2023	2024

Cost of revenue	2,722,150	2,960,711	2,937,193
General and administrative expenses	155,782	87,619	86,675
Research and development expenses	6,464	4,864	4,086

	2,884,396	3,053,194	3,027,954

Property and equipment with a net book value of RMB10,478,896 and RMB9,756,698 was pledged as security for bank loans (Note 10) and other financing obligations (Note 13) as of December 31, 2023 and 2024, respectively.

7     INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

		As of December 31,
	Note	2023	2024

Customer contracts		1,518,587	1,451,341
Software		72,077	77,180
Licenses		15,782	6,000
Others		204	464
		1,606,650	1,534,985
Less: accumulated amortization		(801,612)	(955,507)
Less: impairment losses	2(n)	(116,748)	(98,364)
Intangible assets, net		688,290	481,114

Amortization of intangible assets was RMB235,292, RMB314,666 and RMB214,436 for the years ended December 31, 2022, 2023 and 2024, respectively.

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2025	188,041
2026	173,397
2027	48,919
2028	19,808
2029	14,714
Thereafter	36,235
Total	481,114

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

8     ACQUISITIONS AND GOODWILL

Before April 1, 2024, goodwill was assigned to the Company’s sole reporting unit, which was the design, build-out and operation of data centers reporting unit. With the reorganization of reporting structure on April 1, 2024, the Company changed the composition of reporting units, representing DayOne and the remaining operations of the Company. Accordingly, goodwill was reassigned to these two reporting units, among which RMB1,190,126 was assigned to DayOne and subsequently derecognized upon Deconsolidation. There was no other movement of goodwill during the year ended December 31, 2023 and 2024.

Business Combinations

No business combinations were consummated in the years ended December 31, 2022, 2023 and 2024.

The Company settled the considerations, including contingent considerations, for the business combinations of RMB1,460,814, RMB19,888 and nil in the years ended December 31, 2022, 2023 and 2024, respectively, of which interest portions were included in operating activities’ cash flows and principal portions were included in investing or financing activities’ cash flows depending on settlements within or after three months subsequent to acquisition dates. As of December 31, 2023 and 2024, the remaining consideration payable was RMB125,457 and RMB118,730, respectively, which was recorded in other payables.

Asset Acquisitions

In 2022 to 2024, the Company consummated several acquisitions of certain target entities. These target entities did not meet the definition of a business as of the acquisition date in accordance with ASC 805 Business Combinations, and the acquisitions were accounted for as assets acquisitions. The primary assets acquired were properties self-owned or under finance leases, equipment and leasehold improvements.

In the year ended December 31, 2023 and 2024, the Company recognised additional contingent consideration of RMB100,000 and RMB100,223, respectively, for its asset acquisitions consummated in prior years upon satisfaction of certain contingent conditions. The Company settled the considerations, including contingent considerations, of RMB2,349,732, RMB241,850 and RMB85,191 for its asset acquisitions for continuing operations in the years ended December 31, 2022, 2023 and 2024, of which interest portions were included in operating activities’ cash flows and principal portions were included in investing or financing activities’ cash flows depending on settlements within or after three months subsequent to acquisition dates, respectively. As of December 31, 2023 and 2024, remaining consideration payables of RMB137,569 and RMB191,120, respectively, were recorded in other payables.

9     LONG-TERM INVESTMENTS IN EQUITY INVESTEES

As of December 31, 2024, long-term investments in equity investees mainly included the investment in DayOne. With GDS Holdings’s equity interest in DayOne diluted to 35.6% and its losing control over DayOne, the Company deconsolidated DayOne on December 31, 2024 and recognized investment in DayOne amounted to RMB7,537,604 which was the fair value as of the deconsolidation date. The investment in DayOne is subsequently accounted for using equity method.

The financial information of DayOne is summarized below in accordance with Rule 4-08 of Regulation S-X:

As of December 31, 2024
Current assets	10,490,288
Non-current assets	18,276,507
Current liabilities	6,741,094
Non-current liabilities	6,497,228
Redeemable preferred shares	13,239,989
Non-controlling interests	311,167

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As DayOne was deconsolidated on December 31, 2024, the Company’s share of its profit or loss under equity method in 2024 is immaterial.

As of December 31, 2024

Carrying value of investment in DayOne	7,537,604
Proportionate share of DayOne’s net tangible and intangible assets	5,525,585
Basis difference	2,012,019

Basis difference assigned to:
Tangible and intangible assets	99,153
Goodwill	1,934,680
Deferred tax liabilities	(21,814)
2,012,019

10    BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2023	2024

Short-term borrowings	422,407	1,798,531
Current portion of long-term borrowings	2,159,943	2,543,118
Sub-total	2,582,350	4,341,649
Long-term borrowings, excluding current portion	23,088,055	21,905,985
Total borrowings	25,670,405	26,247,634

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of December 31,
	2023	2024

Unsecured short-term borrowings	409,407	1,798,531
Secured short-term borrowings	13,000	—
	422,407	1,798,531

The secured short-term borrowings were guaranteed by the equity interests of the subsidiaries of GDS Holdings Limited.

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2023 and 2024 were 3.17% and 6.39% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of December 31,
	2023	2024

Unsecured long-term borrowings	30,085	30,743
Secured long-term borrowings	25,217,913	24,418,360
	25,247,998	24,449,103

Long-term borrowings were secured by the following assets:

	As of December 31,
	2023	2024

Accounts receivable	1,694,012	2,383,419
Other current assets	97,307	87,225
Property and equipment, net	9,056,333	8,310,725
Prepaid land use rights, net	17,262	16,791
Operating lease ROU assets	3,681,166	3,639,061
Other non-current assets	24,272	19,052
	14,570,352	14,456,273

In addition to the above assets pledged for secured borrowings, some of the borrowings were guaranteed by the equity interests of the subsidiaries of GDS Holdings Limited.

The weighted average interest rates of long-term borrowings as of December 31, 2023 and 2024 were 4.84% and 4.12% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

The outstanding long-term borrowings mature serially from 2025 to 2038. The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to December 31, 2024 are as follows:

Long-term borrowings
Twelve months ending December 31,
2025	2,543,118
2026	2,856,779
2027	3,167,191
2028	3,205,937
2029	2,525,396
Thereafter	10,150,682
24,449,103

The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 15 years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2024, the Company had total working capital and project financing credit facilities of RMB29,318,570 from various financial institutions, of which the unused amount was RMB3,316,800. As of December 31, 2024, the Company had drawn down RMB26,001,770 from such facilities, of which RMB1,793,891 (net of debt issuance costs of RMB3,789) was recorded in short-term borrowings and RMB24,140,983 (net of debt issuance costs of RMB63,107) was recorded in long-term borrowings, respectively. In addition, the Company also had certain borrowings from non-financial institutions.

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

Below are the terms and conditions for project loan facilities as of December 31, 2024:

(i)

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

(ii)	Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou;
(iii)

GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;

(iv)

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
(vi)

there are changes in the controlling shareholders or the beneficial owners of the relevant borrowing subsidiaries which could have a material adverse effect on their performance of the loan facility agreements; and

(vii)

the IDC license of GDS Beijing, the borrowing subsidiaries, other affiliated entities, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fails to be renewed on or before the expiry date.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

There are certain other events in the loan facility agreements the occurrence of which could obligate GDS Holdings to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if GDS Holdings fails to maintain its shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) The Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the gross leverage ratio and net debt to EBITDA ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if the Company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding RMB50,000 when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the People’s Bank of China (“PBOC”) in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2024, the Company was in compliance with all of the abovementioned covenants.

11   CONVERTIBLE BONDS PAYABLE

The convertible notes payable consisted of following:

	As of December 31,
	2023	2024

Convertible Notes due 2025	566	575
Convertible Notes due 2029	4,373,386	4,444,327
Convertible Notes due 2030	4,060,814	4,132,256

Total	8,434,766	8,577,158
Including:
- Current	—	575
- Non-current	8,434,766	8,576,583

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The interest expenses related to the convertible notes are as follows:

	Years ended December 31,
	2022	2023	2024

Contractual interest	48,996	202,776	196,665
Amortization of issuance cost	16,813	20,015	16,342

Total interest expenses	65,809	222,791	213,007

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

On June 1, 2023, certain holders exercised their right to request the Company to redeem Convertible Bonds due 2025 with principal amount of US$299,910 thousand. The remaining Convertible Bonds due 2025 with principal amount of US$80 thousand were presented as a non - current liability as of December 31, 2023 as the holders’ option had expired, and as a current liability as of December 31, 2024 as it will be due within one year.

As of December 31, 2023 and 2024, the outstanding principal amount of Convertible Bonds due 2025 was US$80 thousand.

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

The effective interest rate of the Convertible Bonds due 2025, after considering the related issuance cost, was 2.03% as of December 31, 2023 and 2024, respectively. The effective interest rate of the Convertible Bonds due 2029, after considering the related issuance cost, was 0.38% as of December 31, 2023 and 2024. The effective interest rate of the Convertible Bonds due 2030, after considering the related issuance cost, was 4.87% as of December 31, 2023 and 2024.

As of December 31, 2023 and 2024, accrued interests for the convertible bonds of RMB80,467 and RMB81,668, respectively, were recorded in accrued expenses.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

12	ACCOUNTS PAYABLE AND ACCRUED EXPENSES AND OTHER PAYABLES

Accounts payable consisted of the following:

	As of December 31,
	2023	2024
Accounts payable for operating expenses	511,049	481,597
Accounts payable for purchase of property and equipment	2,238,847	2,111,708
	2,749,896	2,593,305

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2023	2024

Consideration payables for acquisitions	263,026	309,850
Accrued payroll and welfare benefits	199,978	204,047
Accrued interest expenses	117,064	125,090
Income tax payable	166,918	118,605
Other tax payables	42,441	44,500
Accrued debt issuance costs and other financing costs	30,579	32,372
Amount due to related parties	—	9,491
Others	325,368	454,142
	1,145,374	1,298,097

13   LEASES

Modification on financing transaction of Hong Kong 4 (“HK4”)

During the year ended December 31, 2022, the Company entered into a financing transaction with consideration of RMB886,312 with a third party for transferring the assets of HK4, which mainly includes the land. The transaction is accounted for as a financing transaction since the control of the assets are not considered transferred. Accordingly, the Company did not derecognize the transferred assets and the consideration received was recognized as other financing obligations. In the year ended December 31, 2024, the two parties entered into amendment agreements and extended the term of the financing by two years.

A summary of supplemental information related to operating leases as of December 31, 2023 and 2024 is as follows:

		As of December 31,
	Note	2023	2024

Operating lease right-of-use assets, gross		5,391,315	5,274,000
Less: Impairment losses	2(n)	(80,592)	(80,592)
Operating lease right-of-use assets, net		5,310,723	5,193,408
Operating lease liabilities, current		132,811	117,345
Operating lease liabilities, non-current		1,344,264	1,279,726

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of lease cost of continuing operations are as follows:

	Years ended December 31,
	2022	2023	2024

Finance lease cost:
- Amortization of right-of-use assets	557,075	495,074	440,629
- Interest on lease liabilities	632,183	613,909	562,968
Operating lease cost	356,163	351,104	330,943
Short-term lease cost	44,103	54,215	61,189
Variable lease cost (Note)	(47,729)	(4,835)	(3,358)

Total lease cost	1,541,795	1,509,467	1,392,371

Note: During the years ended December 31, 2022, the Company was granted lease concessions of RMB45,291 by certain landlords due to the effects of the COVID-19 pandemic. The lease concessions were primarily in the form of rent reduction. Such concessions were recognized as variable lease cost (credit) in the period when the concession was granted. In addition, the Company recognized variable lease cost (credit) of RMB2,438, RMB4,835 and RMB3,358 in the years ended December 31, 2022, 2023 and 2024, respectively, for certain finance lease and other financing obligations with floating interest rate.

Supplemental cash flow information related to leases of continuing operations is as follows:

	Years ended December 31,
	2022	2023	2024

Cash paid for amounts included in measurement of lease liabilities (Note):
- Operating cash flows from finance leases	(532,323)	(501,090)	(438,532)
- Operating cash flows from operating leases	(199,019)	(232,342)	(216,387)
- Financing cash flows from finance leases	(1,138,542)	(986,888)	(545,911)

Non-cash information on lease liabilities arising from obtaining ROU assets:
- Finance leases	264,958	16,772	—
- Operating leases	143,771	28,225	49,640

Non-cash information on lease liabilities and ROU assets derecognized for termination of leases:
- Finance leases	524,180	237,330	—
- Operating leases	286,774	48,610	—

Gain on early termination of leases:
- Finance leases	33,453	39,350	—
- Operating leases	10,445	5,412	—

Note: The above table does not include cash paid for purchase of land use rights and initial direct costs of leases of RMB7,190, RMB15,900 and nil for continuing operations in the years ended December 31, 2022, 2023 and 2024, respectively, which are included in “Payments for purchase of property and equipment and land use rights” in the consolidated statements of cash flows.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The financing cash flows from finance leases include the payment of principal due to early termination of certain financing arrangements for data center equipment.

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

	As of December 31,
	2023	2024

Weighted average remaining lease term:
- Finance leases	12.7	11.8
- Operating leases	12.7	12.0

Weighted average discount rate:
- Finance leases	6.56%	6.57%
- Operating leases	6.20%	6.15%

Weighted average discount rate for other financing obligations is 7.58% and 7.37% as of December 31, 2023 and 2024, respectively.

Maturities of lease and other financing obligations were as follows:

	As of December 31, 2023					As of December 31, 2024
			Total of					Total of
			finance lease					finance lease
		Other	and other	Operating			Other	and other	Operating
	Finance lease	financing	financing	lease		Finance lease	financing	financing	lease
	obligations	obligations	obligations	obligations	Total	obligations	obligations	obligations	obligations	Total
Within 1 year	643,795	354,878	998,673	216,838	1,215,511	693,373	404,653	1,098,026	196,052	1,294,078
After 1 year but within 2 years	671,956	1,336,491	2,008,447	171,113	2,179,560	693,058	411,108	1,104,166	159,315	1,263,481
After 2 years but within 3 years	694,746	336,372	1,031,118	141,321	1,172,439	717,908	1,625,281	2,343,189	156,743	2,499,932
After 3 years but within 4 years	717,691	324,909	1,042,600	145,663	1,188,263	669,546	149,770	819,316	149,715	969,031
After 4 years but within 5 years	668,301	116,544	784,845	149,581	934,426	698,531	84,861	783,392	154,118	937,510
After 5 years	5,718,509	153,720	5,872,229	1,351,565	7,223,794	5,013,131	166,727	5,179,858	1,197,588	6,377,446
Total	9,114,998	2,622,914	11,737,912	2,176,081	13,913,993	8,485,547	2,842,400	11,327,947	2,013,531	13,341,478

Less: total future interest	(3,070,979)	(224,901)	(3,295,880)	(699,006)	(3,994,886)	(2,681,576)	(408,568)	(3,090,144)	(616,460)	(3,706,604)

Present value of lease and other financing obligations	6,044,019	2,398,013	8,442,032	1,477,075	9,919,107	5,803,971	2,433,832	8,237,803	1,397,071	9,634,874
Including:
- Current portion			547,847	132,811	680,658			636,152	117,345	753,497
- Non-current portion			7,894,185	1,344,264	9,238,449			7,601,651	1,279,726	8,881,377

Lease and other financing obligations were secured by the following assets:

	As of December 31,
	2023	2024

Accounts receivable	69,264	133,788
Property and equipment, net	1,422,563	1,445,973
Operating lease ROU assets	19,113	18,521
	1,510,940	1,598,282

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

14   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of December 31,
	2023	2024

Asset retirement obligations	101,464	103,214
Deferred revenue - non-current (Note 5)	67,683	50,869
Deferred government grants	78,494	114,209
Others	55,887	28,929
Total	303,528	297,221

15   REDEEMABLE PREFERRED SHARES

On March 27, 2019 (the “Issue Date”), GDS Holdings completed its issuance of 150,000 Convertible Preferred Shares (“redeemable preferred shares”) to an investor at the subscription price of US$1 thousand per share with total consideration of US$150 million.

The movement of redeemable preferred shares is set out as below:

Redeemable
preferred shares
Balance at January 1, 2022	958,480
Accrual of redeemable preferred shares dividends	51,212
Settlement of redeemable preferred shares dividends	(51,578)
Foreign exchange impact	88,898

Balance at December 31, 2022 and January 1, 2023	1,047,012
Accrual of redeemable preferred shares dividends	53,625
Settlement of redeemable preferred shares dividends	(53,923)
Foreign exchange impact	18,052

Balance at December 31, 2023 and January 1, 2024	1,064,766
Accrual of redeemable preferred shares dividends	54,232
Settlement of redeemable preferred shares dividends	(54,169)
Foreign exchange impact	15,827
Balance at December 31, 2024	1,080,656

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Key terms of the convertible preferred shares

Dividends

The holders of the preferred shares are entitled to receive, in priority to the holders of the ordinary shares, cumulative preferred share dividends which are payable quarterly in arrears on March 15, June 15, September 15 and December 15, commencing on June 15, 2019 (each such payment date being a “Regular Dividend Payment Date”). The dividends are 5.0% per annum of the respective preferred shares Stated Value (i.e. the subscription price of preferred shares plus any accrued dividends that are not paid on Regular Dividend Payment Date). The dividend rate will increase to 7.0% per annum and further increase by 50 basis points each quarter thereafter if the Company has not redeemed all of the preferred shares outstanding as of the eighth anniversary of the Issue Date. The dividends are computed on a basis of a 360-day year and the actual number of days elapsed. Dividends may, at the option of the Company, be paid in cash only, be paid in cash or in additional preferred shares, or a combination thereof. If the aggregate amounts of dividend on its ordinary shares are higher than the cumulative preferred share dividends over the four consecutive quarters, the holders of preferred shares have the right to receive the dividend in an amount equal to the dividend paid to the holders of ordinary shares (treating each holder of Convertible Preferred Shares as being the holder of the number of Class A Ordinary Shares into which such holder’s Convertible Preferred Shares would be converted if such shares were converted at the end of each period).

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

The Company incurred issuance cost of US$2,646 thousand for the issuance of such preferred shares, which was treated as an adjustment to the initial value of the redeemable preferred shares. The Company has elected to measure the redeemable preferred shares by recognizing changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. Change in redemption value is charged against additional paid-in capital, as a result of absence of retained earnings.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

16   REDEEMABLE NON-CONTROLLING INTERESTS

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

In June and July 2024, DayOne issued 67,200,000 shares of Series A preferred shares (“DayOne Series A Preferred Shares”) to several investors at the price of US$10 per share. Upon completion of the issuance, DayOne Series A Preferred Shareholders owned 47.3% of total equity interest in DayOne. DayOne Series A Preferred Shares are redeemable for cash when specified conditions are met. Since the occurrence of these conditions and therefore the Company’s redemption obligations are not solely within the control of the Company, the redeemable non-controlling interests in DayOne were accounted for as temporary equity. Pursuant to ASC 480 - 10 - S99 - 3A, since it is not probable that the redeemable non - controlling interests in DayOne will become redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary. The Company attributes the comprehensive income or loss of DayOne to the redeemable non-controlling interests pursuant to ASC 810.

The change in the carrying amount of redeemable non-controlling interests is as follows:

	Year ended December 31,
	2022	2023	2024
Balance at beginning of the year	404,673	—	—
Issuance of Series A Preferred Shares of DayOne	—	—	4,695,667
Net loss attributable to redeemable non-controlling interests	(655)	—	(120,447)
Other comprehensive income attributable to redeemable non-controlling interests	—	—	95,543
Accretion to redemption value of redeemable non-controlling interests	10,801	—	—
Adjustment to the redemption value of redeemable non-controlling interests	178,982	—	—
Reclassification to current liability	(593,801)	—	—
Deconsolidation (Note 3)	—	—	(4,670,763)
Balance at end of the year	—	—	—

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

17   FAIR VALUE MEASUREMENT

The Company did not have financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2024.

Following is a description of the valuation techniques that the Company uses to measure fair value of other financial assets and financial liabilities:

●	Short-term financial instruments (cash, restricted cash, accounts receivable and payable, short-term borrowings, and accrued expenses and other payables) — cost approximates fair value because of the short maturity period.
●	Long-term borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry various interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.
●	Convertible Bonds payable—the estimated fair value was RMB6,722,049 and RMB8,763,243 as of December 31, 2023 and 2024, respectively. The fair value of Convertible Bonds due 2025 was measured based on the price in the open market and the fair values of Convertible Bonds due 2029 and Convertible Bonds due 2030 were measured using Binomial Model.

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

Equity method investments for the retained investments in the common stock of an investee (including a joint venture) in a deconsolidation transaction are initially measured at fair value on a non - recuring basis. As of December 31, 2024, the long - term investments in DayOne were measured at fair value of RMB7,537,604. The fair value of retained investment in DayOne was measured using a discounted cash flow approach.

18   ORDINARY SHARES

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2024, the Company’s outstanding share capital consisted of 1,511,590,567 Class A ordinary shares and 43,590,336 Class B ordinary shares. A holder of a Class A ordinary share is conferred one vote per share on any resolution tabled at the general meeting of GDS Holdings. A holder of a Class B ordinary share is entitled to 20 votes per share on resolutions tabled at the general meeting of GDS Holdings for (i) the election or removal of a simple majority, or six, of directors; and (ii) any change to Articles of Association (“AoA”) that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances. Every Class B ordinary share shall automatically be redesignated and re-classified as a Class A ordinary share upon the occurrence of the automatic conversion events, including the first occur of William Wei Huang ceasing to have Beneficial Ownership in not less than 2.75% (subject to certain exclusions) of the then issued share capital of the Company on an as converted basis, as defined in AoA. In the year ended December 31, 2023, 24,000,000 Class B ordinary shares of the Company were converted into Class A ordinary shares.

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

Settlement of liability-classified restricted shares award

During the years ended December 31, 2022, 2023 and 2024, the Company issued 460,272, 1,035,704 and 1,839,320 respectively, fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB13,719, RMB12,914 and RMB16,929 for the years ended December 31, 2022, 2023 and 2024, respectively.

Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

Restricted shares to directors, officers and employees

In August 2022, August 2023 and August 2024, the Company granted non-vested restricted shares of 21,488,048, 21,918,552 and 19,076,032, respectively, to employees, officers and directors. The restricted share awards contained service and market conditions, or service and performance conditions, which are tied to the financial performance of the Company. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, when all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

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

In 2024, the Company granted 1,331,192 fully vested restricted shares to its employees, officers and directors as compensation for the services rendered. The value of restricted shares was immediately recognized as compensation expense according to the share price as of grant date.

A summary of the restricted share activity is as follows:

	Number of	Weighted average grant-
	Shares	date fair value per share
		(RMB)
Unvested at January 1, 2022	28,930,720	43.9
Granted	21,948,320	19.4
Vested	(5,015,992)	43.3
Forfeited	(7,328,536)	32.5

Unvested at December 31, 2022 and January 1, 2023	38,534,512	32.2
Granted (Note a)	31,194,120	11.9
Vested	(4,788,176)	16.1
Forfeited (Note b)	(15,943,658)	45.9

Unvested at December 31, 2023 and January 1, 2024	48,996,888	16.4
Granted	22,246,544	11.3
Vested	(18,907,368)	16.0
Forfeited	(4,898,088)	27.5

Unvested at December 31, 2024	47,437,976	13.0

Note a:Including the restricted shares of 8,239,864 granted in the Modification.

Note b:Including the restricted shares of 9,820,069 cancelled in the Modification.

The Company recognized share-based compensation expenses of RMB290,815, RMB336,616 and RMB296,487 for the years ended December 31, 2022, 2023 and 2024, respectively, for the restricted share awards. As of December 31, 2024, total unrecognized compensation expense relating to the unvested shares was RMB230,062. The expense is expected to be recognized over a weighted average period of 1.56 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2022, 2023 and 2024.

Total intrinsic value of restricted shares vested was RMB132,123, RMB56,674 and RMB201,716, respectively, for the years ended December 31, 2022, 2023 and 2024. Aggregate intrinsic value of unvested restricted shares as of December 31, 2024 was RMB1,447,686.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The fair value of the non - vested restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	August 2022	July 2023	August 2023	August 2024
Risk-free rate of return	2.82% - 2.98%	4.94% - 5.50%	4.66%	4.01%
Volatility	53.14% - 54.15%	66.64% - 67.86%	61.40%	65.18%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Share price at grant date	US$3.3650	US$1.5000	US$1.6025	US$1.3963
	(RMB22.7)	(RMB10.7)	(RMB11.4)	(RMB10.0)
Expected term	1 – 3 years	0.767 - 1.767 years	1 – 3 years	1 – 3 years

(1)	Volatility

Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected term of each grant.

(2)	Risk-free interest rate

Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

A summary of share-based compensation expenses for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Years ended December 31,
	2022	2023	2024

Costs of revenue	97,055	116,467	92,402
Selling and marketing expenses	41,685	43,765	25,033
General and administrative expenses	146,781	162,866	165,648
Research and development expenses	5,294	9,546	9,207
Others, net (Note)	—	3,972	4,197
Total share-based compensation expenses	290,815	336,616	296,487

Note:	Represent the share-based compensation expenses included in management support service fees charged to discontinued operations.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

20   REVENUE

Net revenue consisted of the following:

	Years ended December 31,
	2022	2023	2024

Colocation services	7,920,150	8,535,180	9,169,454
Managed service and others	1,340,211	1,246,704	1,152,434
Service revenue	9,260,361	9,781,884	10,321,888
Equipment sales	7,740	564	180
Total	9,268,101	9,782,448	10,322,068

21   INCOME TAX

GDS Holdings was registered as a Hong Kong SAR tax resident in 2021 and subject to the Hong Kong SAR Profits Tax rate of 16.5% since 2022.

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

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries and VIEs for the years from 2020 to 2024 are open to examination by the PRC tax authorities.

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

The Company’s Macau SAR subsidiaries are subject to the Macau SAR CIT rate of 12%.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The operating results before income tax and the provision for income taxes of continuing operations by tax jurisdictions for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Years ended December 31,
	2022	2023	2024
Loss (income) from continuing operations before income taxes:
PRC	144,885	3,093,763	(189,790)
Other jurisdictions	683,433	847,831	804,649

Total loss from continuing operations before income taxes	828,318	3,941,594	614,859

Current tax expenses:
PRC	375,388	279,646	337,629
Other jurisdictions	—	708	—
Total current tax expenses	375,388	280,354	337,629

Deferred tax benefits:
PRC	(99,153)	(295,931)	(181,576)
Total deferred tax benefits	(99,153)	(295,931)	(181,576)

Total income taxes expenses (benefits)	276,235	(15,577)	156,053

Reconciliations of the differences between the PRC statutory income tax rate and the Company’s effective income tax rate are as follows:

	Years ended December 31,
	2022	2023	2024

PRC enterprise income tax rate	25.0%	25.0%	25.0%
Non-PRC resident enterprises not subject to income tax	(0.9)%	(0.2)%	(0.9)%
Tax differential for entities in non-PRC jurisdiction	(0.7)%	(0.3)%	(1.1)%
Preferential tax rate	0.8%	0.2%	0.8%
Tax effect of current year permanent differences	(2.4)%	(0.1)%	(0.8)%
Expiration of unused net operating losses	(1.9)%	(1.2)%	(7.2)%
Non-taxable income and non-deductible expenses	(17.2)%	(5.3)%	(29.1)%
Gain from purchase price adjustment	6.2%	0.0%	0.0%
Change in valuation allowance	(39.1)%	(18.9)%	(12.5)%
Return to provision adjustment	(3.1)%	1.2%	0.4%
	(33.3)%	0.4%	(25.4)%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
Deferred tax assets:
Allowance for credit losses	9,585	8,183
Impairment of long-lived assets	753,354	651,752
Government subsidy	7,877	7,062
Accrued expenses	64,709	108,303
Asset retirement obligation	26,165	27,422
Operating lease liabilities	368,061	342,036
Finance lease and other financing obligations	1,475,504	1,423,607
Net operating losses carry forwards	1,157,548	1,281,372
Other non-current assets	27,714	38,472
Other non-current liabilities	12,621	6,271

Total gross deferred tax assets	3,903,138	3,894,480
Valuation allowance on deferred tax assets	(1,849,408)	(1,926,197)

Deferred tax assets, net of valuation allowance	2,053,730	1,968,283

Deferred tax liabilities:
Accounts receivable	(65,008)	(16,481)
Property and equipment	(1,690,627)	(1,616,276)
Intangible assets	(189,210)	(128,563)
Prepaid land use rights	(1,451)	(1,411)
Operating lease right-of-use assets	(1,080,936)	(1,047,918)
Other current assets	(19,135)	(17,091)

Total deferred tax liabilities	(3,046,367)	(2,827,740)

Net deferred tax liabilities	(992,637)	(859,457)

Analysis as:
Deferred tax assets	289,847	381,274
Deferred tax liabilities	(1,282,484)	(1,240,731)

Net deferred tax liabilities	(992,637)	(859,457)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	Years ended December 31,
	2022	2023	2024

Balance at the beginning of the year	760,958	1,104,859	1,849,408
Increase during the year	343,901	744,549	76,789

Balance at the end of the year	1,104,859	1,849,408	1,926,197

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2024, the Company’s net deferred tax assets and valuation allowance were RMB381,274 and RMB1,926,197, respectively. The deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB1,281,372 and RMB940,183, respectively as of December 31, 2024. This valuation allowance was related to the deferred tax assets of certain subsidiaries and consolidated VIEs of the Company. These entities were in a cumulative loss position with net operating losses carry forwards which are subject to expiration. The Company evaluated the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized, based on the Company’s expectations of future taxable income and timing of net operating losses carry forwards expirations. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. The Company considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries and consolidated VIEs amounted to RMB4,999,581 as of December 31, 2024, of which RMB424,452, RMB1,001,411, RMB1,234,242, RMB1,012,356, RMB1,253,019, RMB26,748, nil, RMB17,205, RMB14,809 and RMB15,339 will expire if unused by December 31, 2025, 2026, 2027, 2028, 2029, 2030, 2031, 2032, 2033 and 2034, respectively.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2023 and 2024, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC. As of December 31, 2024, the total amount of undistributed earnings from the PRC subsidiaries and the VIEs for which no withholding tax has been accrued and the unrecognized deferred tax liabilities were RMB3,107,831 and RMB482,640, respectively.

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

These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted portion amounted to RMB25,030,636 and RMB26,125,225 as of December 31, 2023 and 2024, respectively, including non-distributable general reserve fund of RMB225,917 and RMB316,714 as of December 31, 2023 and 2024, respectively.

23   (LOSS) INCOME PER CLASS A and CLASS B ORDINARY SHARE

The computation of basic and diluted (loss) income per share is as follows:

	Years ended December 31,
	2022	2023	2024

Net loss from continuing operations attributable to GDS Holdings Limited shareholders	(1,107,325)	(3,931,043)	(777,121)

Net (loss) income from discontinued operations attributable to GDS Holdings Limited shareholders	(161,565)	(359,010)	4,202,507
Net (loss) income attributable to GDS Holdings Limited shareholders	(1,268,890)	(4,290,053)	3,425,386
Accretion to redemption value of redeemable non-controlling interests of continuing operations	(10,801)	—	—
Adjustment to the redemption value of redeemable non-controlling interests of continuing operations	(178,982)	—	—
Cumulative dividend on redeemable preferred shares	(51,212)	(53,625)	(54,232)
Net income attributable to preferred shareholders based on the participating rights	—	—	(22,295)

Net (loss) income available for distribution	(1,509,885)	(4,343,678)	3,348,859

Weighted average number of ordinary shares outstanding - basic and diluted	1,464,447,843	1,468,187,956	1,475,079,754

(Loss) income per ordinary share - basic and diluted
Continuing operations	(0.92)	(2.71)	(0.52)
Discontinued operations	(0.11)	(0.25)	2.79
Total	(1.03)	(2.96)	2.27

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table sets forth the computation of basic and diluted loss per Class A and Class B ordinary share:

	Years ended December 31,
	2022		2023		2024
	Class A	Class B	Class A	Class B	Class A	Class B
Allocation of net loss available to GDS Holdings Limited ordinary shareholders	(1,440,198)	(69,687)	(4,194,323)	(149,355)	3,249,896	98,963
Weighted average number of ordinary shares outstanding - basic and diluted	1,396,857,507	67,590,336	1,417,704,951	50,483,004	1,431,489,418	43,590,336
Loss per ordinary share - basic and diluted	(1.03)	(1.03)	(2.96)	(2.96)	2.27	2.27

During the years ended December 31, 2022, 2023 and 2024, the Company issued 29,252,600, nil and 30,747,912 ordinary shares, respectively, to its share depository bank, which have been and will continue to be used to settle restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

The following securities were excluded from the computation of diluted (loss) income per share as inclusion would have been either the performance condition relating to the securities have not been satisfied or anti-dilutive. The share options and restricted shares below represented the maximum number of shares to be issued.

	Years ended December 31,
	2022	2023	2024

Restricted shares	38,534,512	48,996,888	47,437,976
Convertible bonds payable	145,726,048	288,600,152	288,600,152
Total	184,260,560	337,597,040	336,038,128

24   SEGMENT INFORMATION

The Company’s chief operating decision maker is the chief executive officer of the Company. The chief executive officer evaluates performance, makes operating decisions and allocates resources primarily based on net revenue and net loss, two GAAP Measures, and Adjusted Earnings before Interest, Taxes, Depreciation, and Amortization (“adjusted EBITDA”), a non-GAAP measure, all on a consolidated basis and for the reportable segment. The Company believes that net revenue, net loss and adjusted EBITDA provide management, investors and creditors with useful measures of the operational results of its business and increase the period-to-period comparability of the Company’s operating profitability and comparability with other companies. Before April 1, 2024, the Company had one operating segment, which is the design, build-out and operation of data centers. With the reorganization of reporting structure on April 1, 2024, DayOne, the discontinued operation, was then identified as an operating segment in accordance with ASC 280-10-50, as the chief operating decision maker of GDS started to assess the performance of DayOne separately from other operations and allocate resources between DayOne and other operations.

As DayOne is reported in discontinued operations, according to ASC 280-10-55-7, no segment information is required to be disclosed for it.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Regarding to the continuing operations, the most directly comparable GAAP measure to adjusted EBITDA for the segment is net loss from continuing operations. The Company defines adjusted EBITDA for the segment as net loss from continuing operations (computed in accordance with GAAP) excluding interest income, interest expenses, incomes tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following table present information about profit or loss:

	Years ended December 31,
	2022	2023	2024

Net revenue from external customers:
– Service revenue	9,260,361	9,780,200	10,287,484
– Equipment sales	7,740	564	180
	9,268,101	9,780,764	10,287,664
Net revenue from discontinued operations:
– Service revenue	—	1,684	34,404
Net revenue	9,268,101	9,782,448	10,322,068
Cost of revenue	(7,316,603)	(7,831,222)	(8,099,439)
Operating expenses (Note i)	(1,238,264)	(4,158,447)	(1,070,636)
Other segment items (Note ii)	(1,541,552)	(1,734,373)	(1,766,852)
Income tax (expenses) benefits	(276,235)	15,577	(156,053)
Net loss from continuing operations	(1,104,553)	(3,926,017)	(770,912)
Plus (deduct):
Depreciation and amortization	3,120,302	3,368,474	3,243,004
Impairment losses of long-lived assets	12,759	3,013,416	—
Interest income	(42,231)	(94,008)	(89,780)
Interest expenses	1,878,155	1,936,537	1,924,631
Other adjustments (Note iii)	469,292	434,602	569,493
Adjusted EBITDA	4,333,724	4,733,004	4,876,436
Other information:
(Loss) gain from equity method investment	(9,934)	110	(347)
Note i:	Operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and impairment losses of long-lived assets.
Note ii:	Other segment items include interest income, interest expenses, foreign currency exchange (loss) gain, net, government grants, gain from purchase price adjustment and others, net.
Note iii:

Other adjustments include operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and income tax expenses (benefits).

The following table present information about assets:

	As of December 31,
	2023	2024

Investment in equity method investees	958	7,538,215
Total assets, excluding assets of discontinued operations	65,098,129	73,648,628

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table present information about expenditures for additions to long-lived assets:

	Years ended December 31,
	2022	2023	2024

Payments for purchase of property and equipment and land use rights	5,866,460	3,193,971	3,169,287

During the years ended December 31, 2022, 2023 and 2024, substantially all of the Company’s continuing operations are in the PRC. The summary of long-lived assets as of December 31, 2023 and 2024 in each area is as follows:

	As of December 31,
	2023	2024

PRC	45,315,466	45,108,954
Hong Kong SAR	804,272	786,390
Others	86	5,085

Total	46,119,824	45,900,429

25   MAJOR CUSTOMERS AND SUPPLIERS

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

During the years ended December 31, 2022, 2023 and 2024, the Company had the following contracting customers which generated over 10% of the Company’s total net revenues:

	Years ended December 31,
	2022	2023	2024

Contracting Customer A	1,895,877	1,992,667	1,550,688
Contracting Customer B	1,595,777	1,834,843	1,881,021
Contracting Customer C	1,130,799	1,411,645	1,432,073
Contracting Customer D	1,031,102	1,128,135	1,352,796

During the years ended December 31, 2022, 2023 and 2024, the Company had the following end user customers which generated over 10% of the Company’s total net revenues:

	Years ended December 31,
	2022	2023	2024

End User Customer One	2,341,346	2,769,633	2,991,061
End User Customer Two	1,857,369	1,676,064	1,491,313

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

During the years ended December 31, 2022, 2023 and 2024, the Company generated a portion of the net revenue attributable to End User Customer One and End User Customer Two through sales agreements entered into with them directly; during the same years, the Company generated the remaining portion of the net revenue attributable to End User Customer One and End User Customer Two through sales agreements entered into with intermediate contracting parties, including Contracting Customer A, Contracting Customer B, and Contracting Customer D.

During the years ended December 31, 2022, 2023 and 2024, the portion of net revenue generated by the Company from End User Customer One through sales agreements entered into with it directly is represented by the revenue listed under Contracting Customer C; during the same years, the portion of net revenue generated by the Company from End User Customer Two through sales agreements entered into with it directly is not disclosed as a separate line item under contracting customers above as it constituted less than 10% of the Company’s total net revenues in each year.

During the years ended December 31, 2022, 2023 and 2024, the Company has one major supplier from whom the Company purchases over 10% of its operating expenditures. Severe impact can result from total or partial loss of the business relationship.

26   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

Capital commitments outstanding for continuing operations as of December 31, 2023 and 2024 not provided for in the financial statements were as follows:

	As of December 31,
	2023	2024

Contracted for	2,727,429	1,974,182

In addition, commitment for purchase of land use rights for continuing operations was RMB328,498 and RMB335,675 as of December 31, 2023 and 2024, respectively.

(b)   Lease commitments

The Company’s lease commitments are disclosed in Note 13.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(c)   Litigation contingencies

In June 2023, the Company and its chief executive officer and chief financial officer were named as defendants in a putative class action lawsuit filed in the United States District Court for the Central District of California. The complaints in the action alleges that a number of the Company’s SEC filings included false and misleading statements regarding certain financing transactions. In June 2024, the parties reached a settlement in the amount of US$3 million, with no admission of liability or wrongdoing, and plaintiffs filed a motion for preliminary approval of class action settlement. The settlement agreement was preliminary approved in October 2024. In February 2025, the court heard the motion for final approval of the settlement and tentatively granted approval. As of the date of this annual report, final approval of the settlement is pending.

(d)   Guarantees

As of December 31, 2024, the Company provided the following guarantees to DayOne:

(1)	Bank facility guarantees:

The Company provided guarantees to DayOne for bank borrowing facilities with total amount of RMB9,967,914, which mature from May 2025 to August 2028. As of December 31, 2024, total outstanding principal balance of the borrowings under these facilities was RMB6,299,118. The Company also provided guarantees to DayOne for the bank facilities for issuance of letter of guarantee with total amount of RMB1,969,559. As of December 31, 2024, the balance of outstanding letter of guarantees issued under such facilities was RMB1,753,294.

(2)	Lease agreement guarantees:

The Company provided unconditional and irrevocable guarantees to DayOne for the performance in certain lease agreements with landlords. These leases had lease terms of up to 30 years.

(3)	Sales agreement guarantees:

The Company provided guarantees to DayOne for the performance under certain data center service agreements with customers with terms up to 25 years subject to extension.

As of December 31, 2024, the Company estimated that its risks under the guarantees were remote.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

27   RELATED PARTY TRANSACTIONS

In 2022, 2023 and 2024, the related parties of the Company are as follows:

Name of party	Relationship

STT Garnet Pte. Ltd. (“STT Garnet”)	Principal ordinary shareholder of the Company
STT GDC Pte. Ltd.	Former principal ordinary shareholder of the Company, transferred the equity of the Company to STT Garnet in 2024 (Note)
STT Singapore DC Pte. Ltd.	Subsidiary of STT GDC Pte. Ltd.
STT DEFU 2 Pte. Ltd.	Subsidiary of STT GDC Pte. Ltd.
OnePro Cloud Inc.	Entity over which the Company has significant influence
DayOne	Consolidated subsidiaries before Deconsolidation; Entities over which the Company has significant influence after Deconsolidation

Note: Certain directors and officers of STT GDC Pte. Ltd. and its sole indirect shareholder, Singapore Technologies Telemedia Pte. Ltd., are also directors and key members of Board Committees of the Company.

The Company entered into the following material related party transactions.

(a)   Major transactions with related parties

		Years ended December 31,
		2022	2023	2024

Continuing operations:

Purchase of debt securities	(Note i)
OnePro Cloud Inc.		2,840	—	—

Interest income of convertible bonds	(Note i)
OnePro Cloud Inc.		75	148	—

Discontinued operations:

Commission and market support fee income	(Note ii)
STT Singapore DC Pte. Ltd.		564	562	2,236
STT DEFU 2 Pte. Ltd.		478	514	2,199
		1,042	1,076	4,435

The guarantees provided by the Company to DayOne are disclosed in Note 26.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)  Major balances with related parties

		As of December 31,
		2023	2024

Amount due from related parties of continuing operations:
DayOne	(Note iii)	—	51,176
OnePro Cloud Inc.	(Note i)	3,060	3,106
		3,060	54,282

Amount due to related parties of continuing operations:
DayOne	(Note iii)	—	9,491

Amount due to related parties of discontinued operations:
STT Singapore DC Pte. Ltd.	(Note ii)	8,300	—
STT DEFU 2 Pte. Ltd.	(Note ii)	8,804	—
		17,104	—
Note i:

On September 2, 2022, the Company subscribed convertible bonds of US$400 thousand issued by OnePro Cloud Inc. The convertible bond has a term of 12 months with interest rate of 8% per annum and is convertible into Series A Preferred Shares of OnePro Cloud Inc. at the option of holders under certain conditions.

Note ii:

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

During the year ended December 31, 2024, the Company recognized RMB2,236 and RMB2,199, respectively, as commission and market support fee income from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. Income earned is based on amount billed on behalf of these two related parties to the ultimate customer amounting to RMB44,299 and RMB52,068, respectively.

These amounts due to related parties are trade in nature and are settled on a recurring basis.

The balances were derecognized from the consolidated balance sheet of the Company upon Deconsolidation.

Note iii:

Upon Deconsolidation, the intra-group balances with DayOne became related party balances. As of December 31, 2024, amount due from DayOne mainly represents receivables for the service fees charged to DayOne (Note 3), and the amount due to DayOne mainly represents payables for the data center service fees received from customer on its behalf.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

28   PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and the consolidated VIEs. As of December 31, 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Balance Sheets

	As of December 31,
	2023	2024
Assets

Current assets
Cash	223,533	1,498,062
Restricted cash	—	27,316
Loans and amounts due from subsidiaries and consolidated VIEs, current	1,082,359	—
Other current assets	4,676	27,594
Total current assets	1,310,568	1,552,972
Non-current assets
Long-term investments in equity investees	—	7,537,604
Investment, loans and amounts due from subsidiaries and consolidated VIEs, non-current	27,417,363	24,778,969
Other non-current assets	73	61
Total non-current assets	27,417,436	32,316,634

Total assets	28,728,004	33,869,606

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	—	1,435,924
Convertible bonds payable, current	—	575
Accounts payable	3,810	1,066
Accrued expenses and other payables	134,090	121,090
Due to subsidiaries	197,112	195,666
Total current liabilities	335,012	1,754,321
Non-current liabilities
Convertible bonds payable	8,434,766	8,576,583
Total non-current liabilities	8,434,766	8,576,583
Total liabilities	8,769,778	10,330,904

Mezzanine equity
Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2023 and 2024; Redemption value of RMB1,064,766 and RMB1,080,656 as of December 31, 2023 and 2024, respectively; Liquidation preference of RMB1,064,766 and RMB1,080,656 as of December 31, 2023 and 2024, respectively)	1,064,766	1,080,656
Total mezzanine equity	1,064,766	1,080,656

Shareholders’ equity
Ordinary shares (US$0.00005 par value; 3,500,000,000 shares authorized as of December 31, 2023 and 2024; 1,480,842,655 and 1,511,590,567 Class A ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively; 43,590,336 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024)	516	527
Additional paid-in capital	29,337,095	29,596,268
Accumulated other comprehensive loss	(974,393)	(1,094,377)
Accumulated deficit	(9,469,758)	(6,044,372)
Total shareholders’ equity	18,893,460	22,458,046

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	28,728,004	33,869,606

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Operations

	Years ended December 31,
	2022	2023	2024

Net revenue	13,852	6,776	6,952
Cost of revenue	(102,565)	(121,592)	(97,174)
Gross loss	(88,713)	(114,816)	(90,222)

Operating expenses
Selling and marketing expenses	(42,647)	(45,242)	(25,444)
General and administrative expenses	(232,832)	(230,744)	(238,611)
Research and development expenses	(5,294)	(9,546)	(9,207)
Loss from operations	(369,486)	(400,348)	(363,484)

Other income (expenses):
Interest income	5,593	62,606	63,429
Interest expenses	(207,510)	(261,152)	(321,923)
Equity in loss of subsidiaries and consolidated VIEs	(697,277)	(3,700,241)	(441,777)
Gain on disposal of subsidiaries	—	—	4,475,539
Others, net	(210)	9,933	15,046
(Loss) income before income taxes	(1,268,890)	(4,289,202)	3,426,830

Income tax expenses	—	(851)	(1,444)
Net (loss) income	(1,268,890)	(4,290,053)	3,425,386

Condensed Statements of Comprehensive (Loss) Income

	Years ended December 31,
	2022	2023	2024

Net (loss) income	(1,268,890)	(4,290,053)	3,425,386
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(249,174)	(126,033)	(23,008)
Defined benefit plan, net of nil tax	—	—	(19)
Amounts reclassified from accumulated other comprehensive loss	—	—	(96,957)
Comprehensive (loss) income	(1,518,064)	(4,416,086)	3,305,402

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

	Years ended December 31,
	2022	2023	2024

Operating activities:
Net cash used in operating activities	(68,391)	(68,805)	(274,168)

Investing activities:
Investment, loans and advances paid to subsidiaries	(6,312,513)	(1,285,317)	(1,448,353)
Repayment of loans from subsidiaries	—	—	1,656,369
Net cash (used in) provided by investing activities	(6,312,513)	(1,285,317)	208,016

Financing activities:
Proceeds from short-term borrowings	4,218,790	—	1,420,720
Repayment of short-term borrowings	(6,555,105)	(1,042,785)	—
Payment of issuance cost and commitment cost of debts	(26,465)	(78,989)	(17,759)
Proceeds from issuance of convertible bonds	3,917,036	3,926,667	—
Repayment of convertible bonds	—	(2,128,311)	—
Payment of redeemable preferred shares dividends	(51,578)	(53,923)	(54,169)
Net cash provided by financing activities	1,502,678	622,659	1,348,792

Effect of exchange rate changes on cash and restricted cash	425,800	173,878	19,205

Net (decrease) increase in cash and restricted cash	(4,452,426)	(557,585)	1,301,845
Cash and restricted cash at beginning of year	5,233,544	781,118	223,533

Cash and restricted cash at end of year	781,118	223,533	1,525,378

Supplemental disclosures of cash flow information
Interest paid	143,847	144,095	272,345
Income tax paid	—	854	1,446
Supplemental disclosures of non-cash investing and financing activities
Settlement of liability-classified restricted share award	13,719	12,914	16,929

29   SUBSEQUENT EVENTS

In March 2025, the Company sold 100% equity interest in certain data centers to a purchaser, which is a special purpose vehicle established for Asset Backed Security (the “ABS”).The total consideration is determined based on an implied enterprise value of RMB2,980,100 which may be subject to changes based on (1) the net liability balance as of the closing date and estimated subsequent capital expenditures amount and (2) the status of subsequent milestone fulfilment. In conjunction with the sale, the Company concurrently subscribed 30% equity interests of the purchaser through the ABS. The other 70% of equity interest was subscribed by institutional investors in China. The Company is still in the process of determining the fair value of 30% equity interest in the ABS.