Form 20-F
period 2025-12-31
GDS Holdings Ltd
filed 2026-04-29
CIK 1526125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2025	1,559,430,567*
Class B ordinary shares were outstanding as of December 31, 2025	43,590,336

*

This number excludes 6,000,000 ADSs representing 48,000,000 ordinary shares issued upon closing of our delta placement of borrowed ADSs which we lent to an affiliate of the underwriter of such delta placement pursuant to an ADS lending agreement.

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

☐ Yes    ☐ No

GDS HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2025

i

Conventions That Apply to This Annual Report on Form 20-F

Unless we indicate otherwise, references in this annual report on Form 20-F to:

●	“2019 PRC Foreign Investment Law” are to the PRC Foreign Investment Law promulgated by the National People’s Congress in March 2019, which became effective on January 1, 2020;
●	“ABS Scheme” are to “CITIC Securities – GDS 2025 Phase 1 Data Centers Asset-backed Securities Scheme”, a special purpose scheme set up for the purpose of acquiring the equity interests in certain project companies holding properties of a cluster of data centers from the Company, which is managed by CITIC Securities Company Limited;
●	“ABS” are to asset backed securities that were issued upon the establishment of the ABS Scheme; the ABS are 70% subscribed by a number of top tier institutional investors in China, and 30% subscribed by GDS;
●	“ADSs” are to our American depositary shares, each of which represents eight Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“area committed” are to that part of our area in service which is committed to customers pursuant to customer agreements remaining in effect;
●	“area held for future development” are to the estimated data center capacity that we have secured for potential future development by different means, which are not actively under construction, including powered land, and land for which power applications are in progress and we expect to acquire pursuant to binding framework agreements with local governments;
●	“area in service” are to the entire net floor area of data centers (or phases of data centers) which are ready for service;
●	“area pre-committed” are to that part of our area under construction which is pre-committed to customers pursuant to customer agreements remaining in effect;
●	“area under construction” are to the entire net floor area of data centers (or phases of data centers) which are actively under construction and have not yet reached the stage of being ready for service;
●	“area utilized” are to that part of our area in service that is committed to customers and revenue generating pursuant to the terms of customer agreements remaining in effect;
●	“Articles” or “Articles of Association” are to our Articles of Association (as amended from time to time), adopted by way of a special resolution passed on March 10, 2026 and effective on March 10, 2026;
●	“build-operate-transfer data centers” or “B-O-T data centers” are to data centers that we undertake to build and operate for specific customers for their exclusive use, and transfer to such customers at the end of the contract period;
●	“carrier-neutral” or “cloud-neutral” are to data centers that are not owned, operated, or tied to any one network or cloud service provider, respectively;
●	“CBIRC” are to the China Banking and Insurance Regulatory Commission, the predecessor of the State Administration for Financial Regulation of the PRC;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” and the “PRC” are to the People’s Republic of China;

●	“Churn rate” is to the area terminated or expired without renewal during the quarter divided by total area utilized at the end of the preceding quarter;
●	“Circular 82” are to the Notice Regarding the Determination of Chinese-controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017;
●	“Class A ordinary shares” are to Class A ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at our general meeting;
●	“Class B ordinary shares” are to Class B ordinary shares in the share capital of our company with a par value of US$0.00005 each, conferring weighted voting rights in our company such that a holder of a Class B ordinary share is entitled to 50 votes per share on resolutions tabled at our general meeting for (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances;
●	“commitment rate” are to the ratio of area committed to area in service;
●	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“contracting customers” are to parties with which our company enters into sales agreements, including (i) our company’s end user customers that directly enter into sales agreements with our company; and (ii) intermediate contracting parties that, at the request of our company’s end user customers, enter into sales agreements with our company, in which case our company may provide services to the end user customers through such agreements;
●	“Controlling Shareholder” is to Mr. Huang, unless the context otherwise requires; such term has the meaning ascribed to it under the Hong Kong Listing Rules;
●	“C-REITs” are to the publicly listed infrastructure Real Estate Investment Trusts (REITs) registered and offered in the PRC;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“Data Center Operation Management Platform” are to the platform we developed and operate which provides real-time information on many aspects of data center operating performance;
●	“DayOne” is to DayOne Data Centers Limited, formerly named DigitalLand Holdings Limited, or “GDS International” or “GDSI”. GDSI is a company incorporated in the Cayman Islands with limited liability on May 18, 2022, which was the holding company of our consolidated subsidiaries and affiliated entities conducting international business and operations outside of mainland China. On December 31, 2024, GDSI ceased to be our consolidated subsidiary. On January 1, 2025, GDSI rebranded itself as “DayOne”. We refer to the business and/or entity of DayOne in this annual report as “DayOne”;
●	“DTC” are to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;
●	“end user customers” or “customers” are to the end users of our company’s services;
●	“Entity List” are to the list maintained by the United States or U.S. Department of Commerce identifying foreign entities believed to be involved, or pose a significant risk of being or becoming involved, in activities contrary to the national security or foreign policy interests of the United States and which are prohibited from acquiring some or all items subject to the U.S. Export Administration Regulations, or EAR;

●	“established markets” are to the areas in and around the cities of Shanghai, Beijing, Shenzhen, Guangzhou, Chengdu and Chongqing;
●	“foreign private issuer” are to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
●	“GDS Beijing” are to Beijing Wanguo Chang’an Science and Technology Co., Ltd., a limited liability company established in the PRC on May 30, 2006 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Holdings,” “GDS,” “company,” “our company,” “we,” “our” or “us” are to GDS Holdings Limited, a company incorporated in the Cayman Islands with limited liability on December 1, 2006 and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time;
●	“GDS Investment Company” are to GDS (Shanghai) Investment Co., Ltd. (formerly known as Shanghai Free Trade Zone GDS Management Co., Ltd.), a limited liability company established in the PRC on December 30, 2015 and our wholly-owned indirect subsidiary;
●	“GDS Shanghai” are to Shanghai Shu’an Data Services Co., Ltd., a limited liability company established in the PRC on May 4, 2011 and a wholly-owned subsidiary of Management HoldCo;
●	“GDS Suzhou” are to Global Data Solutions Co., Ltd., a limited liability company established in the PRC on September 30, 2000 and a wholly-owned subsidiary of GDS Beijing;
●	“GIC” are to GIC Private Limited, Singapore’s sovereign wealth fund;
●	“gross floor area” are either to the total internal area of buildings which we own, or to the total area under lease with respect to buildings which we lease;
●	“Group,” “our Group” or “the Group” are to GDS Holdings Limited and its subsidiaries (including the variable interest entities) from time to time;
●	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“IDC(s)” are to internet data center(s);
●	“M&A Rules” are to the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors jointly issued by MOFCOM, SASAC, STA, CSRC, SAIC and SAFE on August 8, 2006, effective on September 8, 2006 and further amended on June 22, 2009 by MOFCOM;
●	“Macau” or “Macau S.A.R.” are to the Macau Special Administrative Region of the PRC;

●	“Management HoldCo” are to Shanghai Xinwan Enterprise Management Co., Ltd., a limited liability company established in the PRC on October 16, 2019; as of March 31, 2026, the shareholders of Management HoldCo were Hui Zhou (senior vice president, public affairs and Northern China business), Yan Liang (executive vice president, data center operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business); such shareholders were designated by the board of directors of our company;
●	“Memorandum” or “Memorandum of Association” are to our memorandum of association (as amended from time to time);
●	“MIIT” are to the Ministry of Industry and Information Technology;
●	“MOFCOM” are to the Ministry of Commerce of the PRC;
●	“move-in period” are to the period commencing when part of the area committed under a particular customer agreement becomes area utilized and ending when all of the area committed under such customer agreement becomes area utilized in accordance with the terms of such customer agreement remaining in effect;
●	“Mr. Huang” are to Mr. William Wei Huang, the founder, chairman of the board, and chief executive officer of our company and its Controlling Shareholder;
●	“Nasdaq” are to the Nasdaq Global Market;
●	“NDRC” are to the National Development and Reform Commission;
●	“Negative List (2024)” are to the Special Management Measures (Negative List) for the Access of Foreign Investment, most recently jointly promulgated by the MOFCOM and the NDRC on September 6, 2024 and which became effective on November 1, 2024, as amended, supplemented or otherwise modified from time to time;
●	“net floor area” are to the total internal area of the computer rooms within each data center where customers can house, power and cool their computer systems and networking equipment;
●	“ordinary shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.00005 per share;
●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“PRC government” or “State” are to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
●	“pre-commitment rate” are to the ratio of area pre-committed to area under construction;
●	“Principal Share Registrar” are to Conyers Trust Company (Cayman) Limited;
●	“PUE” are to power usage effectiveness;
●	“PUE ratio” are to power usage effectiveness ratio, a metric used to determine the energy efficiency of a data center; it is determined by dividing the total amount of power consumed by the data center by the total amount of power consumed directly by customers to operate their IT systems housed in the data center;

●	“ready for service” are to data centers (or phases of data centers) which have passed commissioning and testing, obtained government approvals for operation, are fully supplied with power, and contain one or more computer rooms fully equipped and fitted out ready for utilization by customers;
●	“RMB” or “Renminbi” are to Renminbi, the lawful currency of the PRC;
●	“SAFE” are to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
●	“SAFE Circular 37” are to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by SAFE with effect from July 4, 2014;
●	“SAIC” or “SAMR” are to the State Administration for Industry and Commerce of the PRC, currently known as the PRC State Administration for Market Regulation;
●	“SASAC” are to the State-owned Assets Supervision and Administration Commission of the State Council;
●	“SCNPC” are to the Standing Committee of the National People’s Congress of the PRC;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“self-developed data centers” are to data centers operated by us that we either purpose-build from the ground up, develop from building shells purpose-built for us, convert from existing buildings, acquire, or build, operate, and transfer pursuant to contacts with specific customers;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shareholder(s)” are to holder(s) of ordinary shares and, where the context requires, ADSs;
●	“sqm” are to square meters;
●	“STA” are to the State Taxation Administration of the PRC;
●	“State Council” are to the PRC State Council;
●	“STT Garnet” are to STT Garnet Pte. Ltd. (a company incorporated with limited liability in Singapore and a wholly-owned subsidiary of STT Communications Ltd, which is a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd, which is a wholly-owned subsidiary of Temasek Holdings (Private) Limited);
●	“STT GDC” are to STT GDC Pte. Ltd. (a company incorporated with limited liability in Singapore and a subsidiary of STT Communications Ltd, which is a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd, which is a wholly-owned subsidiary of Temasek Holdings (Private) Limited). On May 29, 2024, STT GDC entered into an investor rights assignment agreement with STT Garnet and us, in connection with an internal portfolio rationalization by STT GDC, to transfer all of its beneficial interest in the Company to STT Garnet;
●	“Takeovers Codes” are to the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong;
●	“third-party data centers” are to data center net floor area operated by us that we lease on a wholesale basis from other data center providers and use to provide data center services to our customers;

●	“total area committed” are to the sum of area committed and area pre-committed;
●	“UK” or “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland;
●	“U.S.” or “United States” are to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
●	“US$” or “U.S. dollars” are to the legal currency of the United States;
●	“utilization rate” are to the ratio of area utilized to area in service;
●	“variable interest entities,” “VIE” or “VIEs” are to the variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the VATS licenses, or other business operation licenses or approvals, in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;
●	“VAT” are to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
●	“VATS” are to value-added telecommunications services;
●	“VIE structure” or “Contractual Arrangements with Affiliated Consolidated Entities” or “contractual arrangements with the consolidated VIEs” are to the variable interest entity structure; and
●	“WFOE(s)” are to wholly foreign owned enterprise(s) incorporated in the PRC which is/are directly or indirectly wholly owned by our company.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude Class A ordinary shares issuable upon (i) conversion of our convertible senior notes and (ii) conversion of our convertible preferred shares.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025.

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

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the U.S. Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;
●	our expansion plans;
●	our future business development, financial condition and results of operations;
●	the expected growth of the data center and cloud services market;
●	our expectations regarding demand for, and market acceptance of, our services;
●	our expectations regarding maintaining and strengthening our relationships with customers;
●	the completion of any proposed acquisition and/or monetization transactions, including the regulatory approvals and other conditions that must be satisfied or waived in order to complete such transactions;
●	international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity;
●	general economic and business conditions in the regions where we operate; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 3.         KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated Affiliated Entities

GDS Holdings Limited is not an operating company in mainland China, but instead is a Cayman Islands holding company. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in telecommunications-related businesses, including the provision of VATS. Our internet data center businesses are classified as VATS by the PRC government. Accordingly, we operate substantially all of these business operations in mainland China through the consolidated VIEs and their subsidiaries, as well as through our subsidiaries, and rely on contractual arrangements, described below, to control the business operations of the consolidated VIEs. GDS Holdings Limited has no equity ownership in the consolidated VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 97.0%, 96.1% and 97.5% of our total revenues for the years of 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to GDS Holdings Limited, a company incorporated in the Cayman Islands with limited liability on December 1, 2006 and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time. Investors in our ADSs are not purchasing an equity interest in the consolidated VIEs and their subsidiaries in mainland China, but instead are purchasing an equity interest in a Cayman Islands holding company and its subsidiaries (excluding the VIEs and their subsidiaries).

In addition, aside from our direct operations through our consolidated subsidiaries and consolidated VIEs, we also derive shareholder value from DayOne, a Singapore-headquartered data center platform, in which we hold a minority equity interest. See “Item 4—Information on the Company—B. Business Overview—Our Equity Investment in DayOne.”

The diagram below summarizes our corporate structure and identifies our significant subsidiaries, consolidated VIEs and their significant subsidiaries as of December 31, 2025. The relationships among each of GDS Shanghai, GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in the diagram below are governed by contractual arrangements and do not constitute equity ownership.

(1)	EDC Holding Limited has 61 direct and indirect subsidiaries incorporated in Hong Kong and 19 direct and indirect subsidiaries incorporated in the British Virgin Islands, Macau, the Cayman Islands and Singapore, respectively.
(2)	GDS Investment Company directly and indirectly holds equity interests of 61 subsidiaries in mainland China.
(3)	Management HoldCo is held as to 20% by five management personnel designated by our board of directors namely, Hui Zhou (senior vice president, public affairs and Northern China business), Yan Liang (executive vice president, data center operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), respectively. Management HoldCo is controlled by our Company through a series of contractual arrangements.
(4)	Langfang Zhouyu Electronic & Technology Co., Ltd. or Langfang Zhouyu, effectively controls a project company, Langfang Shengman Technology Co., Ltd. or Langfang Shengman, to operate data centers in Langfang, China through a series of contractual arrangements among Langfang Zhouyu, Langfang Shengman’s shareholder, GDS Beijing, and Langfang Shengman.
(5)	Changshu Wanguo Yunfeng Data Science & Technology Co., Ltd. or Changshu Wanguo Yunfeng, effectively controls a project company, Changshu Yuntu Huichuang Data Technology Co., Ltd. or Changshu Yuntu Huichuang, to operate data centers in Changshu, China through a series of contractual arrangements among Changshu Wanguo Yunfeng, Changshu Yuntu Huichuang’s shareholder, GDS Suzhou, and Changshu Yuntu Huichuang.

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

Under PRC laws and regulations, our subsidiaries and the VIEs and their subsidiaries incorporated in mainland China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. As of December 31, 2025, the restricted net assets were RMB26,248.4 million (US$3,753.5 million), including those of the VIEs and their subsidiaries of RMB356.5 million (US$51.0 million) and our subsidiaries of RMB25,891.9 million (US$3,702.5 million), which mainly consisted of paid-in registered capital. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure —We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

Under PRC laws, GDS Holdings Limited may provide funding to our mainland China subsidiaries only through capital contributions or intercompany loans, and to our VIEs and their subsidiaries only through intercompany loans, subject to satisfaction of applicable government registration and approval requirements.

In the years ended December 31, 2023, 2024 and 2025, GDS Holdings Limited made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB1,285.3 million, RMB1,448.4 million and RMB889.0 million (US$127.1 million), respectively. In the year ended December 31, 2025, GDS Holdings Limited received repayments from non-VIE subsidiaries of RMB8.2 million (US$1.2 million).

In the years ended December 31, 2023 and 2025, GDS Holdings Limited and our subsidiaries did not provide any additional intercompany loans to the VIEs or their subsidiaries and the VIEs and their subsidiaries did not repay any existing intercompany loans to GDS Holdings Limited and our subsidiaries. In the year ended December 31, 2024, GDS Holdings Limited and our subsidiaries did not provide any additional intercompany loans to the VIEs or their subsidiaries and the VIEs and their subsidiaries repaid RMB132.0 million of existing intercompany loans to our subsidiaries.

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we were required to satisfy an additional disclosure requirement for SEC-identified issuers that are also foreign issuers in our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023.

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC, or MOF, in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC - identified issuer following the filing of our annual reports in 2023, 2024 and 2025, and we do not expect to be so identified following the filing of our annual report in 2026 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Adverse developments in the data center market, in the industries in which our customers operate, or in demand for cloud and artificial intelligence technologies could lead to a decrease in the demand for data center capacity or managed services, which could have a material adverse effect on us. We face risks including:

●	a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors;
●	a reduction in cloud adoption, a decline in investment in artificial intelligence technologies including large language model training, inference and agentic adoption, or a slowdown in the growth of the internet generally as a medium for commerce and communication and the use of cloud-based platforms and artificial intelligence technologies in particular;
●	a downturn in the market for data center capacity generally, which could be caused by an oversupply of or reduced demand for data center services, and a downturn in cloud-based and artificial intelligence data center demand in particular;
●	the rapid development of new technologies or the adoption of new industry standards that render our or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or that they become insolvent; and
●	a downturn in the overall economic environment, which causes material challenges to our customers in their own business, as a result of which they may move-in more slowly to our data centers, reduce the area utilized by them, pay only the minimum billable amount stated in customer agreements, or seek to renegotiate, terminate early, or not renew such agreements at expiry.

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

Our net revenue grew from RMB9,782.4 million in 2023 to RMB10,322.1 million in 2024, representing an increase of 5.5%, and increased to RMB11,432.3 million (US$1,634.8 million) in 2025, representing an increase of 10.8%. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a managed service agreement and provide consulting services. Our net revenues from colocation services were RMB8,535.2 million, RMB9,169.5 million and RMB10,373.4 million (US$1,483.4 million) in 2023, 2024 and 2025, representing 87.3%, 88.8% and 90.8% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were RMB1,246.7 million, RMB1,152.4 million and RMB1,054.7 million (US$150.8 million) in 2023, 2024 and 2025, representing 12.7%, 11.2% and 9.2% of total net revenue over the same periods, respectively.

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

The costs of constructing, developing and operating data centers are substantial. Further, we may encounter development delays, excess development costs, or delays in developing space for our customers to utilize. We also may not be able to secure suitable land or buildings for new data centers or at a cost or terms acceptable to us. We are required to fund the costs of constructing, developing and operating our data centers with cash retained from operations, capital recycled from our asset monetization program, as well as from financings from bank and other borrowings. Moreover, the costs of constructing, developing and operating data centers have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to operate our data centers profitably. Based on our current expansion plans, we do not expect that our net revenue in the short term will be sufficient to offset increases in these capital expenditures, or that our business operations in the short term will generate capital sufficient to meet our anticipated capital requirements. If we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

We have substantial indebtedness. As of December 31, 2025, we had total consolidated indebtedness of RMB46,210.4 million (US$6,608.0 million), including borrowings, finance lease and other financing obligations and convertible bonds. Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

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

In addition, if we are unable to service our debt in a timely manner based upon cash flows from operations and from financing activities, and if we are unable to refinance our existing debt, including our convertible bonds, including in connection with events that will occur under the terms of our convertible bonds, we would become subject to default, cross-default and other adverse consequences that could affect our ability to operate as a going concern and would materially and adversely affect our business and operations and the value of your investment in our ADSs and ordinary shares. For example, we have issued and sold US$1,750 million aggregate principal amount of convertible senior notes that are currently outstanding, comprising US$620 million aggregate principal amount of convertible senior notes due 2029, US$580 million aggregate principal amount of convertible senior notes due 2030 and US$550 million aggregate principal amount of convertible senior notes due 2032, all of which are subject to repurchase by us, at the option of the holders, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest on March 8, 2027, January 31, 2028 and June 1, 2029, respectively.

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

We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by share pledge over equity interests of our subsidiaries, our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of our borrowing subsidiaries and/or GDS Beijing and its subsidiaries, and our company as guarantor. For example, some of these agreements contain requirements to maintain a specified minimum cash balance at all times or require that the borrowing subsidiary maintain a certain debt-to-equity ratio. We cannot provide any assurances that we will always be able to meet any covenant tests under our financing arrangements. In addition, the majority of our loan facility agreements require that the IDC license of GDS Beijing or the borrowing subsidiaries, other affiliated entities or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, be maintained and renewed on or before the expiry date of the IDC license or authorization thereunder, as applicable. As of the date of this annual report, GDS Beijing and its subsidiaries (including GDS Suzhou, Beijing Wan Chang Yun Science & Technology Co., Ltd., or Beijing Wan Chang Yun, Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode, Shanghai Waigaoqiao EDC Technology Co., Ltd. or EDC Shanghai Waigaoqiao and Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu) have obtained their own IDC licenses respectively. While we do not foresee any legal impediment based on our experience with IDC license renewals, there can be no assurance that we will be able to renew and maintain these licenses in due course. If GDS Beijing or any of its subsidiaries cannot timely renew or maintain its IDC license to provide IDC services, we also could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule.

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

To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses and debt repayment obligations, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we have raised and will likely need to continue to raise additional funds through equity, equity-linked, debt, offshore fund financings and offerings as well as disposal of assets in the future in order to meet our operating and capital needs. In this regard, at our annual general meeting, or AGM, held on June 26, 2025, our shareholders passed ordinary resolutions authorizing our board of directors to approve the allotment or issuance, in the 12-month period from the date of the AGM, of ordinary shares or other equity or equity-linked securities of our company up to an aggregate thirty percent (30%) of our existing issued share capital at the date of the AGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by our company). Additional debt or equity financing and offerings may not be available when needed or, if available, may not be available on satisfactory terms. The uncertainty in the global economy and politics and increased regulatory scrutiny have limited, and may continue to limit, our ability to raise, and our flexibility in raising, additional funds. Our inability to obtain additional funds through debt and/or equity financing and offerings, or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

Pursuant to special resolutions approved (i) by the shareholders at our extraordinary general meeting, or EGM, held on March 10, 2026, and (ii) by respective holders of the class A ordinary shares, Series A preferred shares, Series B preferred shares and class B ordinary shares at additional meetings of shareholders held on March 10, 2026, our current amended and restated articles of association, or the New Articles, were approved and adopted in substitution for and to the exclusion of the then-existing articles of association, or the Old Articles, with immediate effect after the close of the respective EGM and additional meetings of shareholders held on March 10, 2026.

Subject to the provisions of the New Articles, our Class B ordinary shares will automatically convert into Class A ordinary shares upon the occurrence of an automatic conversion event, which events include, among others, Mr. Huang having beneficial ownership in less than 2.75% of our issued share capital on an as converted basis, subject to certain exclusions. As of March 31, 2026, Mr. Huang beneficially owned (whether in the form of ordinary shares or ADSs) 48,459,704 ordinary shares, representing 2.9% of our total issued share capital.

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

If we are unable to meet our customers’ evolving regulatory requirements, our ability to renew or secure customer agreements may be materially and adversely affected.

A number of our customers, particularly those in the financial services and internet sectors, are themselves subject to evolving regulatory requirements, and there can be no assurance that such requirements will not, in turn, result in new demands on us. For instance, certain customers have recently indicated that, as part of their regulatory compliance assessments instructed by their governmental authorities, they will only contract with data center service providers controlled by Chinese nationals or entities when entering into new contracts or renewing existing ones. In light of these customer-imposed requirements, we held EGM and separate additional class meetings on March 10, 2026 to approve and effect the New Articles to increase the voting power attached to the Class B ordinary shares from twenty (20) votes per share to fifty (50) votes per share. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We cannot assure you that our actions will fully satisfy the requirements of all such customers. Moreover, such customers may impose additional requirements on us in the future, whether due to evolving regulatory expectations or new interpretations from regulatory authorities regarding the qualifications of IDC service providers. There can be no assurance that we will be able to meet any such future requirements, which would materially and adversely affect our ability to renew existing customer agreements or enter into new ones.

If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.

As of December 31, 2023, 2024 and 2025, our accounts receivable, net of allowance for credit losses, amounted to RMB2,493.1, million, RMB3,022.0 million and RMB2,467.4 million (US$352.8 million). Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, increased from 91.4 days in 2023 to 97.8 days in 2024, and decreased to 87.6 days in 2025, as we accelerated and improved our receivable collection process in 2025. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be adversely affected.

Stringent regulatory requirements or restrictions on data center development may adversely affect our results of operations.

The development and operation of data centers in mainland China are subject to stringent regulatory requirements and various governmental authorizations are required to be obtained for the construction and operation of data centers, among which the fixed-asset investment project filings and energy conversation review opinions are the primary governmental authorizations for the construction and operation of data centers. We cannot rule out the possibility that our data centers business may be subject to more complex review processes and heightened scrutiny across a broader range of criteria. Starting from 2025, new regulatory review processes have been introduced for approval applications of newly constructed hyperscale data centers exceeding a certain threshold in the PRC. These review processes may include, without limitation, our industry experience, qualifications, funding sources, and customer demand. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.”

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

Local requirements and regulatory practice have been further tightened following the announcement of the PRC government’s carbon neutrality policy initiative in 2021. For example, the Energy Bureau of Guangdong Province published the Notice on the Investigation and Punishment of Illegal Energy Use, the Notice on the Rectification of Data Center Projects Violating Laws and Regulations in Guangdong Province and the Letter on Cooperation in Taking Control Measures for Power Consumption of Projects Violating Laws and Regulation in June 2021, October 2021 and July 2022 respectively to strengthen the supervision of power consumption of data centers, required that data centers without energy conservation review opinion be ordered to shut down if rectification cannot be completed within the prescribed period and conditioned the approval of power supply and its installation applications on the receipt of the energy conservation review opinion. Recently, the government authorities in certain province have set more specific rectification deadlines for some existing projects without the required energy conservation review opinion, and failure to meet such deadlines will result in shutdown and loss of grid power supply. For more details and examples, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.”

In addition, artificial intelligence technologies have developed rapidly in recent years. Given that the computing power, which may rely on IDC and cloud services, plays a critical role in the advancement of artificial intelligence technologies, regulations, policies and rules with respect to new data center development have been issued in order to meet the demand for data and computing power. Meanwhile, the PRC government authorities specially promulgated certain laws to regulate the algorithmic recommendation and deep synthesis technology which are closely related to the generative AI technology since the end of 2021. The laws and regulations related to artificial intelligence technology and products are at an early stage of development and still evolving. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Artificial Intelligence.”

The stringent regulatory requirements or restrictions may have a material adverse effect and affect our results of operations. While we have been making every effort to comply with the relevant regulatory requirements, we cannot assure you that we have obtained, and will be able to obtain the required governmental authorizations (including the fixed-asset investment project filings and energy conversation review opinions) for all our data centers in a timely manner or at all due to the constantly evolving regulatory requirements and practices. Furthermore, we cannot assure you that we will be able to complete required rectification in a timely manner or at all, due to the lack of the required approvals, filings and licenses (including the fixed-asset investment project filings and energy conversation review opinions) if we are ordered to do so by the relevant government authorities, which may result in fines and suspension or shutdown of the operations of the relevant data centers and potential liabilities for breach of the relevant customer contracts.

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

In mainland China, since the thirteenth Five-Year Plan (2016-2020), the government has consistently implemented “Dual-Control on Energy Consumption” policies to limit the increase in electricity consumption in each province both in absolute terms and relative to GDP in order to conserve energy and reduce carbon emission. Starting from the fifteenth Five-Year Plan period (2026–2030), China will continue implementing the “Dual‑Control on Carbon Emissions”. In 2024, the General Office of the State Council issued the Work Plan for Accelerating the Development of a Dual‑Control System for Carbon Emissions, or the Plan. The Plan provides that during the fifteenth Five-Year Plan period, a dual‑control system for carbon emissions shall be implemented with a primary focus on intensity control and a secondary focus on total‑volume control, and that a comprehensive evaluation and assessment system for carbon peaking and carbon neutrality shall be established to ensure the timely achievement of the carbon peaking target. After carbon peaking is achieved, the “Dual‑Control on Carbon Emissions” system shall shift to one with a primary focus on total‑volume control and a secondary focus on intensity control, and an evaluation and assessment system for carbon neutrality goals shall be put in place. Following the Plan, the NDRC issued the Measures for the Energy Conservation Review and Carbon Emission Assessment of Fixed Asset Investment Projects, which took effect on September 1, 2025 and replaced the former Measures for Energy Conservation Review of Fixed Asset Investment Projects. While maintaining the review of project energy consumption and other relevant aspects under the original energy conservation review system, the new measures further stipulate that the results of the carbon emission assessment shall be incorporated into the energy conservation review opinion. Local authorities in the established markets have also imposed the corresponding implementation measures and various stringent requirements as to the energy conservation review and carbon emission assessment. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.” These stringent regulatory requirements imposed by local authorities in the established markets may also limit our ability to obtain the regulatory approvals for the development and operation of data centers, which are essential for us to obtain power supply and expand our business. If demand for power in a particular area does not comply with local carbon emission control requirements or targets, we may not be able to obtain the regulatory approvals and access the increased power supply which we need to grow our business. Furthermore, local governments may take actions, such as implementing differential electricity pricing, requiring the use of green electricity to offset excess consumption, mandating comprehensive rectification to reduce electricity consumption, or even suspending power supply, to achieve carbon emission control targets. This may increase our electricity costs and force us to take corresponding countermeasures, which may harm our financial condition and results of operations.

Mission-critical data centers such as ours, require high levels of redundancy, particularly in respect of power infrastructure. For more information about our data centers’ technical features, see “Item 4. Information on the Company—B. Business Overview—Our Business Model—Self-Developed Data Centers—High-Performance Features.” We are subject to risks associated with obtaining access to power supply and power infrastructure from local utilities. In mainland China, we rely on three utility suppliers, State Grid, Southern Grid and Mengxi Grid, each of which has a monopoly over electricity transmission in its areas of operation. We must coordinate extensively with them and finance the construction of necessary power infrastructure, including infrastructure assets located off-site. If local utilities are unable to meet our requirements, we may not be able to grow our business and provide service to our customers on time or at all.

China’s regulatory regime regarding energy conservation has continued to evolve to achieve national targets for peak carbon consumption and carbon neutrality. The government has established platforms for trading of certified carbon emissions reductions, renewable power, and renewable energy certificates, the role of renewable energy certificates in energy conservation and carbon emission has been further emphasized and the increase of the proportion of renewable energy power consumption in industries including the data center industry, will be accelerated with a target of reaching a level of no less than the average level of the total national renewable energy power consumption standard by 2030, and the proportion of renewable energy power consumption in newly built data centers in national hubs should be over 80% and will be further increased from the baseline of at least 80%. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment.” We note that local authorities, such as those in Beijing, Shanghai and Shenzhen, gradually incorporate data centers into carbon emission management by allocating carbon emission quotas to specific data center operators, after which, data center operators who are allocated carbon emission quotas are responsible for monitoring and reporting carbon emissions and are required to settle the carbon emission quotas within the prescribed time limit. Further, our customers increasingly request that we provide them with renewable energy solutions. We describe our approach to increasing renewable energy usage in our 2024 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on July 29, 2025.

Renewable energy supply is very limited in established markets, as these markets are generally located in Chinese eastern regions and further from mainland China’s renewable sources. Meanwhile, according to the Opinion of the National Development and Reform Commission and Other Departments on Promoting the High-quality Development of the Renewable Energy Certificate Market, the green electricity consumption proportion for data centers shall be, in general, no less than the national average level of the total renewable energy power consumption responsibility weight by 2030; for newly built data centers in national hubs, the green electricity consumption proportion shall be further increased from the baseline of 80%.According to the Notice of the National Development and Reform Commission and the National Energy Administration on Deepening the Market-oriented Reform of Price of Feed-in Electricity Generated with New Energy to Promote High-quality Development of New Energy jointly issued by the NDRC and National Energy Administration on January 27, 2025, for new energy projects that commenced operation after June 1, 2025, the mechanism electricity price shall be determined through market-based bidding, and the portion of electricity covered by such mechanism will be gradually reduced each year. Meanwhile, the portion covered by the aforementioned mechanism will no longer be eligible for bilateral green power transactions with end-users. This new policy could result in uncertainties in the supply of green electricity and the price of green electricity certificates. Although it can be expected that the supply of renewable energy will be more abundant in the long term and the entry of long-term power purchase agreements with new energy power generation enterprises may become a trend, we may not be able to obtain sufficient renewable energy supply or find alternative solutions to enable us to meet our targets or satisfy our customer requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation.” Furthermore, the renewable energy may come at a cost premium. If we incur this premium, we may not be able to pass the cost to our customers, even though we expect that they will also be seeking to reduce their carbon footprint, which will negatively affect our future operating results and financial condition.

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

The NDRC is introducing gradual market-oriented reform to the power markets. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation.” As a result, we are starting to enter into direct power purchase agreements with power trading companies affiliated with power generators, while continuing to purchase through State Grid, Southern Grid and Mengxi Grid. At this early stage of reform, we see power costs increasing. On May 9, 2023, the NDRC issued a Notice on Provincial Power Grid Transmission and Distribution Price and Related Matters within the Third Regulatory Period to announce provincial power grid transmission and distribution prices of the third regulatory period (June 2023 to May 2026), and since certain charges, including the power losses in grid distribution and the pumped storage capacity power charges, are accounted for separately and included in the announced prices, the prices of the third regulatory period are generally higher than those of the second regulatory period. While we believe ongoing reform may enable us to purchase power at normalized or even lower costs by purchasing through a competitive market in the long-term, power costs may remain subject to fluctuations in the short to medium term, which may adversely affect our results of operations.

As part of the reform, in October 2021, the NDRC expanded the price range of coal-fired power generation, by expanding the range of transaction prices. The government raised the ceiling from 10% to 20% above the floor, which has allowed electricity tariffs to rise above historic levels. Additionally, it has been specified that the market transaction price of high energy-consuming enterprises is not subject to the 20% ceiling, and high energy-consuming industries are strictly forbidden from being granted electricity tariff discounts. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation.” Although there is a lack of a clear definition for “high energy-consuming enterprises” or “high energy-consuming industries”, data centers were mentioned alongside traditional high energy consuming industries, such as steel, electrolytic aluminum, cement and calcium carbide, by the NDRC when it came to the goal of “Dual-Control” under the Opinions on Enforcing Energy Efficiency Constraints to Promote Energy Conservation and Carbon Reduction in Key Fields published on October 18, 2021. Some local authorities have also considered data centers as a high energy consuming industry under certain documents related to energy conservation and the power markets. For example, the Beijing Development and Reform Commission, or the Beijing DRC, and other departments explicitly classified data centers as a high energy consuming industry in the Implementation Plan for Further Strengthening Energy Conservation in Beijing (2024 Version) published on January 29, 2024. The Jiangsu Development and Reform Commission and other relevant departments have also included data centers in the Jiangsu “Two Highs” Project Management Directory, which was published on July 17, 2025 and took effect on August 17, 2025. The Zhejiang Provincial Development and Reform Commission made similar classification under the Implementation Opinions of Zhejiang Province on Establishing and Improving Ladder Electricity Tariffs for High Energy Consuming Industries and Penalty Electricity Tariffs for Unit Product Exceeding Energy Consumption Limits (Draft for Comments) published on October 3, 2021. With respect to specific enterprises who are subject to rules and regulations related to high energy consumption, the NDRC further required local authorities to publish a list of high energy-consuming enterprises based on the national energy efficiency benchmark in key areas of high energy consuming industries in connection with the power market system under the Notice on Signing and Performing Medium and Long Term Electric Power Contracts in 2023 published on December 2, 2022. While as of the date of this annual report, we have not been asked to pay electricity tariff above the 20% ceiling, there is a trend to designate data centers as a key industry in terms of high energy consumption and therefore we cannot assure you that we will not be considered as high energy consuming enterprises in the future, which will lead to the potential increase in power cost and may affect our capacity to recover such increased power cost from our customers. For more information about risks arising from fixed price agreements with our customers, see “—We enter into fixed price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.” In addition, due to the implementation of the dual control policies on energy consumption and carbon emissions, projects identified as “Two Highs” Projects may in practice face more complex review procedures and greater challenges in obtaining energy conservation review opinions, which could limit our ability to obtain the regulatory approvals necessary for the development and operation of data centers.

Furthermore, no matter at a state level or at a local level, policies have been rolled out to apply differential electricity tariffs to data centers. On August 24, 2024, the Cyberspace Administration of China, or the CAC, the NDRC, the MIIT, the Ministry of Natural Resources, the Ministry of Ecology and Environment, the Ministry of Housing and Urban-Rural Development, the Ministry of Transport, the Ministry of Agriculture and Rural Affairs, the SAMR, and the National Bureau of Statistics promulgated the Implementation Guidelines for Coordinated Digital and Green Transformation and Development, according to which, data centers have been specifically included in the scenario of application of differential electricity tariffs, with the electricity tariffs determined according to the actual operational PUE of data centers. Some local authorities, such as those in Jiangsu and Beijing, have promulgated regulations imposing punitive or differential electricity tariffs on data centers whose PUE or energy consumption exceeds the specified threshold. Specifically, according to the Beijing Municipal Work Plan for Optimizing Existing Data Centers (2024-2027) issued by the Beijing EIT, the Beijing DRC and the Beijing Communications Administration, effective from 2026, differential electricity tariffs shall apply to data centers whose PUE value exceeds 1.35. However, PUE is also influenced by our clients’ power usage during their move-in process, which is beyond our control. Fluctuations in our clients’ power consumption can lead to higher electricity tariffs, potentially having a negative impact on our operations.

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

In addition, more stringent regulatory requirements in terms of key aspects such as PUE, utilization rate and the proportion of green electricity consumption have been imposed in the designated data center clusters following the introduction of “East Data and West Computation” policy. For example, the NDRC, CAC, MIIT and National Energy Administration jointly published the Reply on Agreeing the Construction of National Integrated Computing Hubs in Chengdu-Chongqing Region on February 7, 2022 to provide that the average utilization rate of data centers in Tianfu and Chongqing data center clusters shall be no less than 65% and the PUE of these data center clusters shall be at or below 1.25. The Shanghai Commission of Economy and Informatization, or the Shanghai CEI, the Shanghai Development and Reform Commission, or the Shanghai DRC, Shanghai Municipal Finance Bureau, the Shanghai Branch of PBOC, the Shanghai Municipal Tax Service of STA, Shanghai Municipal Administration for Market Regulation and Shanghai Office of the National Financial Regulatory Administration jointly published a Notice on Issuing the Special Campaign for Promoting Large - scale Equipment Renewals in Industrial Fields and Expanding the Application of Innovation Products in Shanghai on May 31, 2024, according to which, the PUE of newly constructed data centers shall be at or below 1.25 and “outdated, small and scattered” data centers shall be included in the catalog of restricted and phased - out industries, and the PUE of such data centers shall aim to be at or below 1.4 after upgrade. The Sichuan DRC, the Sichuan Commission of Economy and Informatization, the Sichuan Communications Administration of, and the Sichuan Energy Bureau jointly published an Action Plan for High - Quality Development of Sichuan Province’s Computing Power Infrastructure (2024 - 2027) on November 15, 2024, according to which, the PUE of data centers shall in average be below 1.3 by 2027. In addition, the NDRC, CAC, MIIT and National Energy Administration jointly published the Reply on Agreeing the Construction of National Integrated Computing Hubs in Guangdong-Hong Kong-Macao Greater Bay Area on February 7, 2022, and the Guangdong Development and Reform Commission, or the Guangdong DRC, and the Department of Industry and Information Technology of Guangdong Province, or the Guangdong IIT, jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers on December 2, 2022, according to which, 1) the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25 while the average PUE of other data centers in Guangdong province shall be at or below 1.3; and 2) the average utilization rate of data centers in Shaoguan data center cluster shall be no less than 65% while the average utilization rate of other data centers in Guangdong province should aim to be no less than 80%. The NDRC and the National Energy Administration jointly issued the Notice on the 2025 Renewable Energy Power Consumption Responsibility Weight and Related Matters on July 1, 2025, according to which, the green electricity consumption proportion for newly built data centers in national hubs shall reach 80% during 2025-2026. While we have been making every effort to develop and operate our data centers in some of the hubs designated by the “East Data and West Computation” policy in compliance with the relevant regulatory requirements, we cannot assure you that we have complied, and will be able to comply with the required regulatory requirements for all our data centers in a timely manner or at all due to the constantly evolving regulatory requirements and practices.

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

We incurred net losses of RMB4,285.4 million in 2023. We recorded net income of RMB3,303.8 million in 2024 primarily due to gain on deconsolidation of DayOne. We also recorded net income of RMB959.4 million (US$137.2 million) in 2025 primarily due to gains on deconsolidation of several data center project companies following the closing of asset monetization transactions. Excluding the impact of gain on deconsolidation of DayOne and the project companies, we still incurred net losses in 2024 and 2025. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center capacity, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to renew on the same terms including same price or same commitment of utilization (see “—Our customer agreement commitments are subject to reduction, potential cancellation and non-renewal upon expiry; if renewed, the renewal may be at lower pricing terms or for a lower commitment of utilization”), our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in mainland China, as well as general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in data center capacity, increased headcount and increased utility expenses.

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

Furthermore, we generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. As of March 31, 2026, most of our data centers (self-developed and third-party) were located in our established markets. Several of our data centers are located on campuses or clusters in close proximity to each other in specific districts within our established markets. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

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

Most of our self-developed data centers are located in properties that we hold under long-term leases. Such leases generally have 15 to 20-year terms from inception. In some instances, we may negotiate an option to purchase the leased premises and facilities or a right of first refusal for the renewal of the existing leases according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into one agreement in respect of a data center in operation with a party who has not produced evidence of proper legal title of the premises, and although we may seek damages from the party, the lease may be void and we may be forced to relocate. The agreement is in relation to one leased data center which collectively accounted for approximately 0.12%, 0.34% and 0.43% of our revenues in the years ended December 31, 2023, 2024 and 2025, respectively, and approximately 0.3%, 0.3% and 0.3% of total area committed as of December 31, 2023, 2024 and 2025, respectively. Eleven of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had two customers that generated 28.3% and 17.1% of our total net revenue, respectively, in 2023, two customers that generated 29.0% and 14.4% of our total net revenue, respectively, in 2024, and two customers that generated 29.0% and 12.0% of our total net revenue, respectively, in 2025. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2025, we had two customers who accounted for 37.9% and 11.8%, respectively, of our total area committed. No other customer accounted for 10% or more of our total area committed. Moreover, for several of our data centers, a limited number of customers accounted for or are expected to account for a substantial majority of area committed or area utilized, including some cases where a single customer accounted for all area committed or area utilized.

Delay of customer move-in results in less area utilized by the customer which is already committed. If the customer’s move-in time is longer than the typical committed move-in period of 12 to 24 months, the customer may either pay the minimum billable amount or we may renegotiate with the customer on a case by case basis. If there are contract early terminations or non-renewal in relation to these customers, then our net revenue and results of operations would be materially and adversely affected. Our churn rate, which we define as area terminated or expired without renewal during the quarter divided by total area utilized at the end of the preceding quarter, averaged approximately 1.2% and 0.9% in 2024 and 2025, respectively. There are a number of factors that could cause us to experience early termination or non-renewal of contracts. Because many of our agreements involve services that are mission-critical to our customers, any failure by us to meet a customer’s expectations could result in cancellation or non-renewal of the agreement. Moreover, as a single major contract may relate to a significant amount of area committed and utilized, accordingly, higher churn can create uncertainty and lack of stability in our maintaining consistent area committed and area utilized, therefore our revenue can be adversely affected by higher churn rate or by the termination of any one or more major contract.

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

Our major customers operate in a limited number of industries, particularly in the cloud services and internet sector. As of December 31, 2025, customers from the cloud services and internet sector accounted for 56.0% and 33.3% of our total area committed, respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services and internet sector. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the revenue derived from such customers.

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

Although we strive to maintain or improve pricing in our customer contracts through value-added services, premium locations, and high service quality, there can be no assurance that we will be able to sustain our historical pricing levels. As industry supply continues to expand, particularly in key established markets and emerging markets surrounding the established markets, we may be required to enter into new or renewed customer agreements at lower rates or less favorable terms. In some cases, we may face pressure to offer volume-based discounts or extended move-in periods to secure or retain strategic clients.

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

For example, the U.S. government has added hundreds of Chinese companies and institutions, including Huawei, to the Entity List under the U.S. Export Administration Regulation, or EAR, and imposed targeted export controls and trade restrictions on them that could effectively bar their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin content or involve certain U.S.-origin technology or software. The Entity List identifies foreign parties that are prohibited from obtaining—whether by export, re-export, or transfer in-country—some or all items subject to the EAR, unless the exporter secures a license. Licenses and exceptions to the license requirement are rarely granted or available to exporters. Exporting, re-exporting or transferring items in violation of the EAR could result in criminal and/or civil penalties. The U.S. Department of Commerce has indicated that engaging in activities contrary to U.S. national security and/or foreign policy interests would be grounds for inclusion on the Entity List. More recently on September 29, 2025, BIS issued a new interim final rule that expands the scope of U.S. export restrictions to non-U.S. entities directly or indirectly owned 50 percent or more, individually or in aggregate, by parties designated on the Entity List, the Military End User List, or by Specially Designated Nationals blocked under certain sanctions programs of the Office of Foreign Assets Control of the United States identified in the EAR. While this interim final rule has been suspended until November 9, 2026, the United States and other countries may impose other and more expansive export controls and trade restrictions targeting China and China-based companies, including us, in the future.

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

For instance, in August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. In October 2022, the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, released broad changes in export control regulations, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. In October 2023, BIS issued updated and strengthened export controls restricting the export to China of advanced computing semiconductors, semiconductor manufacturing equipment and supercomputing items, that are intended to restrict China’s ability to purchase and manufacture advanced chips, enhancing controls under the previous regulations from October 2022. In December 2024, BIS introduced additional export controls on advanced computing and semiconductor manufacturing items, and in January 2025, BIS issued additional rules, including the AI Diffusion Framework, expanding controls worldwide on advanced computing integrated circuits and model weights for AI models. Although the Trump administration rescinded the AI Diffusion Framework in May 2025, it may replace it with similar or more restrictive rules, which could reduce China’s access to advanced computing items through third countries. For example, on January 20, 2025, President Trump issued a memorandum titled “America First Trade Policy” directing the Department of Commerce to review existing measures to enhance export controls and eliminate loopholes. This review could lead to additional AI-related controls against China as well as potential restrictions on the provision of certain kinds of AI-related cloud-computing services globally to China-based companies. More recently on January 12, 2026, the U.S. House of Representatives passed the Remote Access Security Act, which, if enacted into law, would further restrict China-based companies’ access to computing resources of service providers powered by advanced U.S. chips.

In addition, the United States in recent years has placed an increasing number of Chinese entities on the Entity List and other restricted or prohibited parties lists, and has imposed complex and restrictive rules applicable to doing business with such listed entities.

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

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in these jurisdictions, as well as our investment in DayOne, and our financial condition and results of operations. In particular, the U.S. government has advocated for and taken steps towards restricting trade in certain goods, particularly from China. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no certainty as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. For example, in September 2024, the United States implemented tariff increases on certain goods and technologies imported from China, including electric vehicles, chips, battery technologies, solar panels, certain medical equipment and other goods. In addition, starting in February 2025, President Trump issued an executive order imposing a 10% tariff on imports from China, which was amended on March 3, 2025, raising tariffs on imports from China to 20%. More recently, on April 2, 2025, the U.S. government imposed a series of tariff increases on imports from China, including two sets of tariffs under the International Economic Emergency Powers Act (“IEEPA”), prompting China’s retaliatory tariffs on imports from the U.S. On November 1, 2025, the two countries reached a one-year agreement to de-escalate trade tensions. On February 20, 2026, the U.S. Supreme Court ruled that the President lacked authority to impose tariffs under IEEPA. The reciprocal and fentanyl tariffs imposed on goods imported from China are thus void ab initio, and any goods imported into the U.S. from China are no longer subject to IEEPA tariffs. In response to the court’s ruling, the Trump Administration announced a 10% global tariff under Section 122 of the Trade Act, effective February 24, 2026. The Trump Administration may seek to impose additional tariffs under other statutory authorities, including Section 301, when the Section 122 tariffs lapse. The United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. On December 6, 2024, the U.S. Department of Commerce issued a final rule titled “Securing the Information and Communications Technology and Services Supply Chain” pursuant to Executive Order 13873 of May 15, 2019. This final rule, which came into effect on February 4, 2025, establishes procedures for reviewing and potentially prohibiting or restricting certain transactions involving the provision of information and communications technology and services, including cloud-computing services, by China-based companies to the U.S. Furthermore, the U.S. Department of Commerce Bureau of Industry and Security has announced that it is developing the ICTS Class Rule: Cloud Computing and Data Center Products and Services notice of proposed rulemaking to place controls on cloud computing products and services and data center products and services provided by China-based companies in the U.S. market.

In addition, the United States has been considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, the Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us and our related entities, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies or delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of our company or our related entities, whether or not they are listed on U.S. exchanges, and holders of our debt and equity securities may be required or forced to divest, which could result in significant loss to them. In November 2020, the U.S. administration issued U.S. Executive Order 13959, as amended by Executive Order 14032 of June 3, 2021, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom Corporation Limited, China Mobile Limited and China Unicom (Hong Kong) Limited were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to include Chinese defense and surveillance technology companies. In April 2023, certain U.S. senators also called for the imposition of sanctions on Chinese cloud companies.

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

While we do not currently believe that GDS Holdings Limited is a covered foreign person, the Outbound Investment Rule is new and there are significant uncertainties in how the regulation will be applied, interpreted and enforced. The Outbound Investment Rule could still result in limitations to our ability to raise additional capital or contingent equity capital from U.S. investors, and our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our business, financial condition and prospects. In addition, on February 21, 2025, President Trump issued a memorandum titled “America First Investment Policy,” instructing the U.S. Treasury Department and other regulatory agencies to explore the expansion of sectors and technologies covered by the Outbound Investment Rule. Further, on December 18, 2025, President Trump signed into law the Fiscal Year 2026 National Defense Authorization Act, which includes the Comprehensive Outbound Investment National Security Act of 2025 (“COINS Act”). The COINS Act largely codifies the core of the current Outbound Investment Rule while making certain modifications. Among other things, the COINS Act added Cuba, Iran, North Korea, Russia, and Venezuela to the list of “countries of concern” and expanded covered technology sectors to include those related to high-performance computing and supercomputing as well as hypersonic systems. Before the U.S. Treasury issues implementing regulations, the current Outbound Investment Rule remains effective. The U.S. government may potentially broaden the scope of this rule and/or implement additional laws and regulations to further restrict outbound investment from the U.S. to, or involving, China.

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

GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen, Chengdu, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou, Wulanchabu, Wuhan, Nantong, Chongqing, Shaoguan and Ganzi. In order to adapt to the new regulatory requirements and address pre-existing customer agreements, we converted GDS Suzhou into a domestic company wholly owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from Further Success Limited, or FSL, a limited liability company established in the British Virgin Islands, in order to enable GDS Suzhou to provide IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. The MIIT approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu, so that they were authorized to provide IDC services, and as of the date of this annual report, GDS Suzhou and Kunshan Wanyu have obtained their own IDC licenses respectively. As part of the VIE restructuring, we converted and changed the shareholding of EDC Shanghai Waigaoqiao, in the same way as GDS Suzhou, and the MIIT approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao was also authorized to provide IDC services, and the MIIT approved GDS Beijing’s application to expand its IDC license coverage to include Shenzhen Yaode. As of the date of this annual report, EDC Shanghai Waigaoqiao and Shenzhen Yaode have obtained their own IDC licenses respectively. As the result of our acquisition of BJ10, BJ11 and BJ12, we have acquired all of the equity interests in Lanting (Beijing) Information Science and Technology Co., Ltd., or Lanting Information, which therefore has been converted into a foreign-invested company. The existing customer agreements of BJ10, BJ11 and BJ12 were entered into by Lanting Information as an IDC service provider before our acquisition. As part of the acquisition, Lanting Information canceled its IDC license prior to the closing and the relevant counterparties have completed the assignment of all of the rights and obligations of Lanting Information as the IDC service provider under these customer agreements to GDS Beijing as the IDC service provider. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are the VIEs and their subsidiaries.

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

As of December 31, 2025, we operated an aggregate net floor area of 3,593 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

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

Following the closing of DayOne’s Series B equity financing on December 31, 2024, we held a 35.6% equity interest in DayOne, which is a minority equity interest under U.S. GAAP. Following the completion of part of DayOne’s Series C equity financing on December 31, 2025, our equity interest in DayOne was diluted to 30.1%. As of the date of this annual report, following the closing of the upsizing of DayOne’s series C equity financing and DayOne’s repurchase of a portion of our shares in DayOne, we owned an equity interest in DayOne of approximately 19.9%. We do not have control over DayOne’s strategic direction, operational decisions or business execution. Although we remain a major shareholder in DayOne and have board appointment rights, we do not have full voting control, board control or other governance rights that would allow us to control and direct DayOne’s decisions or operations.

As a minority equity investor, we are exposed to substantial risks associated with our lack of control and limited ability to protect our interests. We are not able to direct DayOne’s business plans, investment pacing, risk management, financial discipline or compliance practices. Our ability to protect the value of our investment is dependent on the actions and performance of DayOne’s other shareholders, all of which are also minority equity investors, board and management team, over whom we have no direct authority. Furthermore, we have limited visibility into DayOne’s day-to-day operations, long-term financial planning or risk exposures, all of which could materially affect our investment return.

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

Our minority equity interest in DayOne also exposes us to a variety of risks related to international operations in markets that differ significantly from our core business in mainland China. The development, construction and operation of data centers in Southeast Asia and other international markets involve substantial regulatory, legal and operational complexity. DayOne is required to navigate local zoning regulations, environmental laws, telecommunications rules, tax codes, construction permitting, land use approvals, and other legal and compliance frameworks across multiple jurisdictions, some of which are still developing and may be inconsistent or conflicting across regions.

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

Moreover, each of these jurisdictions presents unique political, economic and regulatory risks. Shifts in data sovereignty laws, tax policies, labor regulations or trade policies could increase operating costs or hinder DayOne’s ability to do business. Compliance failures or legal violations in any of these countries could result in fines, loss of licenses or reputational harm. Any such event could materially reduce the value of our investment and expose us to reputational and financial risks despite our minority role. While we remain optimistic about the long-term growth of digital infrastructure in Southeast Asia and Northeast Asia, there is no guarantee that DayOne will be able to execute its strategy successfully or deliver returns that justify our investment. Given the scale and capital intensity of international data center projects, we expect DayOne will continue to incur substantial costs in the near term, and our investment income and financial results will remain sensitive to its performance. Our continued minority equity interest in DayOne introduces material uncertainty and volatility to our financial results. Any deterioration in DayOne’s business or external environment could materially and adversely affect our profitability, financial condition, and ability to generate shareholder value.

While we are indemnified by DayOne in accordance with the contractual arrangements between DayOne and us, our guarantees and undertakings for DayOne might expose us to potential liabilities and complex financial assessments following the deconsolidation.

Prior to our deconsolidation of DayOne, we provided certain guarantees and undertakings for DayOne in connection with certain DayOne’s bank facilities, lease agreements and customer agreements, some of which continued to exist after the deconsolidation as of the date of this annual report.

While DayOne has the obligation to indemnify us under our agreement with DayOne, such guarantees or undertakings may expose us to financial liabilities that could materially adversely affect our balance sheet and cash flow, especially if the underlying projects do not perform as anticipated. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Our Associate.” Furthermore, these arrangements were established prior to our deconsolidation of DayOne on December 31, 2024. In addition, we cannot assure you that any request for early repayment under the loan agreements, or early termination of leases or customer agreements and any damages payable to counterparties under these agreements, would not result in disputes or litigation. Any disagreements regarding the terms of the agreements or the extent of liabilities could potentially escalate into legal disputes and negatively affect our financial standing.

If we are unable to monetize our existing data center assets, our business, results of operations and financial condition may be materially and adversely affected.

Our business, results of operations and financial condition partly depend on our ability to monetize our existing data center assets while continuously investing in new data center projects and acquisitions. We are working on various kinds of asset monetization transactions, such as public REITs, ABS Scheme, data center funds, joint ventures, sale and lease-back arrangements and private asset sales. For example, in March 2025, we entered into definitive agreements to monetize a 70% equity interest in several of our data centers through the ABS, with the transaction backed by top-tier institutional investors, led by China Life Insurance Company Limited. In July 2025, we completed sale of 100% equity interest in a project company which holds two stabilized data center assets to a newly established C-REIT (the “GDS C-REIT”), with GDS subscribing for 20% of the units issued by the GDS C-REIT. Both the ABS and GDS C-REIT are listed on the Shanghai Stock Exchange. However, there are additional risks associated with these transactions, including uncertainties in meeting performance targets and potential impacts on our proceeds or asset management fee income, which could affect our contingent consideration and therefore our financial obligations under existing undertakings. We also face a number of challenges that may affect our ability to successfully execute such asset monetization transactions, including:

●	the highly complex and lengthy process in securing regulatory approvals for the issuance and listing of C-REITs as well as additional capital raising by the GDS C-REIT to acquire future asset injection from us;
●	highly complex structuring requirements, in order to comply with PRC regulations applicable to the data center sector business and industry in mainland China;
●	potential market price volatility of the ABS and GDS C-REIT and the impact of the underlying project performance on the cash flow and valuation of the ABS and GDS C-REIT;
●	our ability to continue to take responsibility for colocation and managed services delivery and operations under relevant customer agreements for our existing data center assets, given the highly demanding and complex nature of such agreements;
●	intense competition for financing generally, and alternative investment opportunities may be available on more favorable terms to investors;
●	challenges in securing sufficient investor interests for our operational or development data center assets and successfully negotiating mutually acceptable commercial and legal terms for the proposed future transactions; and
●	limited investor willingness to transact in the data center sector in China as there is not a well-established market with any generally accepted valuation benchmark for this asset class.

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

The assets we sold in the monetization program involving the ABS Scheme and C-REITs and failure to comply with relevant laws and regulations may adversely impact our financial performance and profitability and may subject us to potential liabilities.

The future performance of the assets we sold under the monetization transaction involving the ABS Scheme and GDS C-REIT may adversely affect the returns on our long-term investment in the ABS and GDS C-REIT and impact our financial performance. Although the underlying assets have been deconsolidated following the sale, we have provided certain undertakings to the relevant regulators and investors and we remain exposed to certain financial outcomes based on the underlying assets’ future performance. Specifically, our returns from the ABS and GDS C-REIT could be adversely impacted in several ways. First, a portion of the consideration payable to us from the asset sale agreement under the ABS Scheme is contingent upon the performance of the underlying assets. If these assets underperform, we may receive reduced contingent consideration or none at all. In addition, we re-invested part of the cash proceeds from the asset sale into the ABS Scheme and GDS C-REIT, which is accounted for as a long-term investment. Any deterioration in the financial results of the underlying projects may result in lower-than-expected dividends from the ABS and GDS C-REIT over the life of the securities. Finally, our ability to realize value from the ABS and GDS C-REIT investment, whether through a sale of the ABS or upon the liquidation of the underlying assets, depends on the operational and financial performance of those assets. A decline in asset value or market demand at the time of liquidation may lead to diminished returns. Any of these factors could negatively affect our profitability, financial condition, and ability to generate stable long-term returns.

We are also subject to regulatory and compliance risks arising from the evolving legal framework governing ABS and C-REITs in China. The legal and regulatory environment for the ABS and C-REITs in China is relatively new and complex and continues to develop. As the original asset owner in our ABS Scheme and GDS C-REIT transaction, we are required to provide timely, accurate and complete information to the ABS and C-REIT manager. While we have not been subject to penalties to date, uncertainties remain regarding the interpretation and future application of these regulatory requirements, and there is no assurance that we will not be subject to regulatory scrutiny or penalties in the future as the ABS and C-REIT regulatory frameworks continue to evolve. Any developments or compliance failures related to ABS and C-REITs could materially and adversely affect our financial results and business operations.

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

We may not realize the anticipated benefits from these joint ventures and strategic partnerships. The success of these joint ventures and strategic partnerships will depend, in part, on the successful partnership between the relevant partner and us. Such a partnership is subject to the risks outlined below, and more generally, to the same types of business risks that would impact our business operations when pursued on a cooperative basis:

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

The conflicts between Russia and Ukraine, between Israel and Hamas, and between the U.S.-Israel and Iran, as well as escalating trade wars between the U.S. and its trading partners have significantly impacted global economic markets. We cannot predict the progress or outcome of these situations as the conflict and governmental reactions continue to evolve. In particular, the rising trade tensions between the U.S. and its trading partners are generating significant economic uncertainty and hindering investment decisions. Prolonged unrest, intensified military activities, and more extensive economic or trade sanctions could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, financial condition, liquidity and business outlook. Any disruptions or continuing or worsening slowdown in the global economy or the PRC economy, whether as a result of the Russia-Ukraine conflict, the Israel-Hamas conflict, the U.S.-Israel conflict with Iran, escalating international trade wars and uncertainty about the future relationship between the PRC and the U.S., or other reasons, could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have a negative impact on our business, financial condition and results of operations. A decrease in economic activity, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers’ expenditures and, as a result, may also adversely affect our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet our liquidity needs. Any periods of continuing or worsening increased or heightened volatility in financial, equity and other markets, particularly due to investor concerns relating to the Russia-Ukraine conflict, the Israel-Hamas conflict, the U.S.-Israel conflict with Iran, trade war or uncertainty about the future relationship between the PRC and the U.S., could limit our ability to raise funds, pursue further business expansion and maintain revenue growth. See “—The uncertain economic environment may have an adverse impact on our business and financial condition” above.

Our success depends to a substantial degree upon our senior management, including Mr. Huang, and key personnel, and our business operations may be negatively affected if we fail to attract and retain highly competent senior management.

We depend to a significant degree on the continuous service of Mr. Huang, our founder, chairman and chief executive officer, and our experienced senior management team and other key personnel such as project managers and other middle management. If one or more members of our senior management team or key personnel resigns, it could disrupt our business operations and create uncertainty as we search for and integrate a replacement. If any member of our senior management leaves us to join a competitor or to form a competing company, any resulting loss of existing or potential customers to any such competitor could have a material adverse effect on our business, financial condition and results of operations. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. We have entered into employment agreements with our senior management and key personnel. We have also entered into confidentiality agreements with our personnel which contain nondisclosure covenants that survive indefinitely as to our trade secrets. Additionally, pursuant to these confidentiality agreements, any inventions and creations of our employees relating to the company’s business that are completed within twelve months after termination of employment shall be transferred to the company without payment of consideration, and the employees shall assist the company in applying for corresponding patents or other rights. In addition, if our key personnel are unable to devote sufficient attention, resources and efforts to our business, our business and results of operations could be adversely affected. Currently, Mr. Huang has entered into an employment agreement with DayOne and acts as a director of DayOne, in which we hold minority equity interest, and accordingly, devotes a portion of his time and energy to the business of DayOne in addition to his duties with our company. Furthermore, our employment agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce the confidentiality agreements we have with our personnel. In addition, we do not maintain key man life insurance for any of the senior members of our management team or our key personnel.

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

We test long-lived assets (including property and equipment, prepaid land use rights, operating lease right-of-use (“ROU”) assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach and determined based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participant would pay to sub-lease and acquire the remaining data center assets, which reflects the highest and best use of the asset groups. The significant unobservable inputs used in the income approach primarily included sales prices and utilization rates used to estimate the forecasted undiscounted cashflows expected to result from the data center assets’ operation, and discount rate of approximately 8.5% as of December 31, 2025. Forecasting of prices used in the future cash flows is primarily based on that of existing contracts and foreseeable renewal contracts. Forecasting of utilization rate of data centers is based on various historical utilization rates, customer contracts, business plans and market conditions for each respective data center at the time of the impairment test to achieve an estimated stabilized utilization rate of approximately 90%. For the year ended December 31, 2023, impairment losses for the Company’s data centers’ long-lived assets of RMB3,013.4 million were recognized. For the year ended December 31, 2025, impairment losses of RMB1,561.2 million (US$223.3 million) were recognized, which were mainly due to lower sales price and slower move-in of certain data centers with fixed lease terms. No impairment loss was recorded for the year ended December 31, 2024.

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

For example, we have a parcel of land in Chengdu, over which we have obtained land use rights, but which may be treated as “idle land” by the respective local government authorities. We suspended the development of one parcel of land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one third of the total land area. We have received approval from the local government authorities to commence construction on the rest of such land parcel in Chengdu and we commenced construction after receiving such approval. As of December 31, 2025, we made progress in construction on the parcel in Chengdu. Our PRC legal counsel, based on their consultation with the local authorities, has advised us that it is unlikely the local authorities will order penalties against us or require us to forfeit the relevant land by invoking the laws and regulations in relation to “idle land” or for breach of relevant land use right grant contracts and/or the investment/framework agreements.

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

We review our goodwill for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We are required to perform an annual goodwill impairment test. As of December 31, 2025, we carried RMB5,187.7 million (US$741.8 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

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

On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan Province in southwestern China and part of Qinghai Province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future that affected our established markets or another city where we have data centers or are in the process of developing data centers, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

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

Furthermore, the enforceability of the agreements under the contractual arrangements has not been tested in a court of law, and new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. In addition, relevant PRC regulatory authorities could disallow the VIE structure. See “—Uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If any of the foregoing were to occur, and as a result we were unable to direct the activities of the consolidated VIEs, receive their economic benefits and/or claim our contractual control rights over the assets of the VIEs and their subsidiaries that conduct substantially all of our operations in mainland China, we would no longer be able to consolidate such VIEs in our consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect our financial condition and results of operations, and cause the value of our securities, including our ADSs and ordinary shares, to significantly decline or become worthless. For the years ended December 31, 2023, 2024 and 2025, the VIEs and their subsidiaries contributed 97.0%, 96.1% and 97.5%, respectively, of our total net revenue.

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

For a description of the abovementioned contractual arrangements, see “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.” In 2023, 2024 and 2025, 97.0%, 96.1% and 97.5% of our total net revenue, respectively, were attributed to the VIEs and their subsidiaries. See “Item 4. Information on the Company—C. Our Corporate Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIEs. If the consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of the complex and changing regulatory environment in mainland China. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

In connection with our operations in mainland China, we rely on the individual management shareholders of our Management HoldCo to abide by the obligations under such contractual arrangements. In particular, GDS Beijing and GDS Shanghai are wholly-owned by Management HoldCo, which, as of March 31, 2026, is in turn owned by five individual management shareholders designated by our board, each holding 20% equity interest in Management HoldCo, namely Hui Zhou (senior vice president, public affairs and Northern China business), Yan Liang (executive vice president, data center operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), together referred as “Individual Management Shareholders.” The interests of such Individual Management Shareholders in their individual capacities as the shareholders of Management HoldCo may differ from the interests of our company as a whole, as what is in the best interests of Management HoldCo, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the consolidated VIEs to breach or refuse to renew the existing contractual arrangements with us.

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

Our Articles of Association provide that Class B ordinary shares are entitled to 50 votes per ordinary share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors. Mr. Huang beneficially owns 100% of the Class B ordinary shares issued and outstanding, and any additional Class A ordinary shares which Mr. Huang directly or indirectly acquires may be converted into Class B ordinary shares. In addition, for so long as there are Class B ordinary shares outstanding, the Class B shareholders are entitled (i) to nominate five of our directors, and (ii) to have 50 votes per ordinary share with respect to the election and removal of a simple majority, or six, of our directors. In addition, our Articles of Association provide that STT Garnet, has the right to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital. Such appointments will not be subject to a vote by our shareholders. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Appointment, Nomination and Terms of Directors.”

As of March 31, 2026, two of our principal shareholders—STT Garnet and Mr. Huang, our founder, chairman and chief executive officer—beneficially owned approximately 29.4% of our outstanding Class A ordinary shares and 100% of our outstanding Class B ordinary shares, respectively. On matters where Class A and Class B ordinary shares vote on a 1:1 basis, STT Garnet exercises 26.3% of the aggregate voting power. On matters where Class A and Class B ordinary shares vote on a 1:50 basis, Mr. Huang exercises 57.9% of the aggregate voting power. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which may have retroactive effect. As a result, we may not be aware of any claim of a violation or actual violation we may have committed of any of these policies and rules until sometime after such putative or actual violation. And the laws and regulations governing the internet industry in China, as well as the application and interpretation of some of them, are relatively new and quickly evolving, and they have been applied and interpreted for only a short period of time. Such unpredictability could adversely affect our business and impede our ability to continue our operations.

Our business operations are impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur compliance costs.

The PRC government has significant oversight and discretion over the conduct of our business. The PRC government has released regulations and policies that have impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene or influence our operations or the industry sectors in which we operate. We are subject to national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including without limitation, among others and in addition to specific industry-related regulations, the following aspects:

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

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others, the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations (including obtaining of all relevant approvals required for the development and operation of data centers). Additionally, there can be no assurance that currently applicable laws or regulations will remain unchanged or no new laws or regulations will be imposed, and the PRC government may also require us to obtain new permits or approvals to continue our operations. For example, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions” for information regarding regulations of banking and financial institutions that outsource their data center services to us, and “—Regulations Related to Land Use Rights and Construction” for information regarding restrictions on the new construction or expansion of data centers within the boundaries of the Beijing municipality. We cannot assure you that we will comply with the requirements of all new laws and regulations. If we fail to comply with these regulations, policies or requirements, the enforcement actions taken by the PRC government may intervene or influence our operations at any time and it could result in a material adverse change in our operations and the value of our ADSs. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business and the value of our ADSs. For example, the PRC Civil Code, which was passed on May 28, 2020 by the National People’s Congress and became effective in January 2021, replaces among other laws, the General Provisions of the PRC Civil Law, the PRC Marriage Law, the PRC Guarantee Law, the PRC Contract Law, the PRC Property Law and the PRC Tort Liability Law. It remains to be seen how the PRC Civil Code will be implemented and enforced in practice. In addition, in March 2021, the National People’s Congress published the Fourteenth Five-Year Plan for the National Economic and Social Development of the People’s Republic of China and the Outline of the Long-term Goals for 2035, according to which the PRC government aims to reach the goal of achieving net-zero carbon dioxide emissions by offsetting emissions of carbon dioxide by 2060, namely carbon neutrality, through various measures including afforestation, energy conservation and emission reduction. To achieve the carbon neutrality goal, the PRC government has promulgated certain regulations and may promulgate more laws and regulations in the future. For example, the Notice on the 2025 Renewable Energy Power Consumption Responsibility Weight and Related Matters establishes the renewable energy power consumption responsibility weights and the green electricity consumption ratios for key energy-consuming industries for the years 2025 and 2026, wherein the 2025 weight is designated as a binding target, which is an important measure for the “Dual-Control” targets. These laws and regulations may compel us to source more renewable energy, and we may be unable to do on commercially acceptable terms. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

The PRC Cybersecurity Law and Data Security Law are relatively new, and subject to change and uncertain interpretation by regulators. These laws may result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

The Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, which was approved by the SCNPC promulgated on November 7, 2016, amended on October 28, 2025 and came into effect on January 1, 2026, provides certain rules and requirements applicable to network service providers in mainland China. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. However, the Cybersecurity Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cybersecurity law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of laws, implementing regulations and guidelines to be issued by relevant authorities. Numerous regulations, guidelines and other measures have been and are expected to be adopted under the Cybersecurity Law. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Information Security and Confidentiality of User Information.” Currently, the Cybersecurity Law and relevant regulations, guidelines and other measures have not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cybersecurity Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder.

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, King & Wood, that the CSRC approval was not required in the context of our initial public offering or follow-on public offerings under the M&A Rules because we had not acquired any equity interests or assets of a PRC company owned by its controlling shareholders or beneficial owners who are PRC companies or individuals, as such terms are defined under the M&A Rules. There can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinions of our PRC counsel in the future. If any other PRC regulatory body subsequently determines that its approval was needed for our initial public offering or follow-on public offerings or such approval is needed for any future offerings, we may face actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our initial public offering or follow-on public offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs and/or ordinary shares.

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

If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rejected. Any failure to obtain (including possible rescission of such approval) or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may require us to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities. We cannot assure you that we would be able to comply with such requirements. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, delays of or restrictions on the repatriation of the proceeds from our offerings into mainland China, restrictions on our ability to remain listed on a U.S. exchange, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in mainland China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries, VIEs and their subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of December 31, 2025, the restricted net assets were RMB26,248.4 million (US$3,753.5 million), including those of the VIEs and their subsidiaries of RMB356.5 million (US$51.0 million) and our subsidiaries of RMB25,891.9 million (US$3,702.5 million), which mainly consisted of paid-in registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we were required to satisfy an additional disclosure requirement for SEC-identified issuers that are also foreign issuers in our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023.

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC-identified issuer following the filing of our annual reports in 2023, 2024 and 2025 and we do not expect to be so identified following the filing of our annual report in 2026 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Sales of our ADSs, ordinary shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline significantly. As of March 31, 2026, we had 1,603,020,903 ordinary shares outstanding, comprising 1,559,430,567 Class A ordinary shares (including 48,718,352 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plan) and 43,590,336 Class B ordinary shares but excluding 6,000,000 ADSs representing 48,000,000 ordinary shares issued upon closing of our delta placement of borrowed ADSs which we lent to an affiliate of the underwriter of such delta placement pursuant to an ADS lending agreement. All ADSs representing our Class A ordinary shares sold in our public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act. All of the other Class A ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States or Hong Kong.

Our Articles of Association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their ADSs and/or ordinary shares at a premium.

We have adopted Articles of Association that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs and/or ordinary shares may fall and the voting and other rights of the holders of our ADSs and/or ordinary shares may be materially and adversely affected. In addition, our Articles of Association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, as defined in our Articles of Association, including: a provision that entitles Class B ordinary shares to 50 votes per share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors; a provision that entitles Class B shareholders to nominate five of our directors; a provision that allows one of our principal shareholders to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital; and a classified board with staggered terms for our directors, which will prevent the replacement of a majority of directors at one time.

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

We are exposed to risks associated with the potential spin-off listing of one or more of our businesses. As a secondary listed issuer on the Hong Kong Stock Exchange, we are exempted from strict compliance with certain requirements in Practice Note 15 to the Hong Kong Listing Rules regarding our ability to spin-off a subsidiary entity and list on the Hong Kong Stock Exchange or other stock exchanges. While we currently do not have any concrete or definitive plan with respect to any spin-off listing, we may consider a spin-off listing for one or more of our businesses in the future. For example, we have successfully issued and listed the ABS and the GDS C-REIT on the Shanghai Stock Exchange, and our ABS Scheme is specifically designed to facilitate an eventual injection of the ABS into a public REIT vehicle when qualified. Under the Hong Kong Listing Rules, any spin-off listing should not render our company incapable of fulfilling the eligibility requirements under Rules 8.05 and 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the listing of our ordinary shares on the Hong Kong Stock Exchange (calculated cumulatively if more than one entity is spun-off). In the event that we proceed with a spin-off, our interest in the entity to be spun-off will be reduced accordingly.

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

In 2009, after realizing that there was a shortage of qualified data center capacity in key markets, we began developing our own data centers, thereby entering the data center business. We established our presence in Shanghai and Chengdu in 2010 and 2011, by bringing three data centers into service in these markets. From 2013 to 2014, we expanded our footprint to Beijing and Shenzhen and completed the construction of three data centers in these markets. By 2014, we had developed a supply of capacity in all of mainland China’s established markets.

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

In March 2024 and May 2024, respectively, our then consolidated subsidiary, DayOne, that acted as the holding company for GDS’s international data center assets and operations, entered into definitive agreements for certain institutional private equity investors to subscribe for a total of US$672 million of Series A convertible preferred shares newly issued by DayOne. In October 2024 and December 2024, respectively, DayOne entered into definitive agreements for certain institutional private equity investors to subscribe for a total of US$1.2 billion of Series B convertible preferred shares newly issued by DayOne. In order to optimize performance by enabling DayOne to become independent of GDS, we decided not to participate in DayOne’s Series A and Series B equity financings. As a result, DayOne was able to establish a strong and diversified shareholder base consisting of leading global investors. Following the closings of DayOne’s Series A and Series B equity financings, as of December 31, 2024, GDS’s equity interest in DayOne was diluted to 35.6%; since then we ceased consolidating DayOne for accounting purposes and have accounted for the investment in DayOne using the equity method. The operations outside China conducted by DayOne are accounted for as discontinued operations before our deconsolidation of DayOne.

In March 2025, we completed the ABS transaction for which we sold a 100% equity interest in certain data center project companies to a special purpose vehicle, or an ABS, of which 70% was subscribed by top-tier institutional investors in China, led by China Life Insurance Company Limited (“China Life”), and GDS subscribed for the remaining 30%. GDS also entered into service agreements to provide operational services to the underlying data centers. The ABS were successfully issued and listed on the Shanghai Stock Exchange.

In July 2025, we completed the sale of 100% equity interest in a project company which holds two stabilized data center assets to the GDS C-REIT. The GDS C-REIT issued 800,000,000 units in the initial public offering (“IPO”) at an offering price of RMB3.00 per unit, with GDS subscribing for 20% of the total units. The total gross proceeds received by the GDS C-REIT was RMB2,400 million. The implied EV / EBITDA at the offering price was 16.9 times, and the implied dividend yield per unit at the offering price was 5.2%. The GDS C-REIT was listed and began trading on the Shanghai Stock Exchange in August 2025 under the fund code 508060.

Following the closing of DayOne’s Series B equity financing on December 31, 2024, we owned approximately 35.6% of the equity interest of DayOne in the form of ordinary shares on an as-converted basis; since then, we ceased consolidating DayOne for accounting purposes, and account for the investment in DayOne using the equity method. In December 2025, DayOne signed an initial tranche of its Series C equity financing, totaling over US$2.0 billion, of which US$1.3 billion closed on December 31, 2025, at which point our equity interest in DayOne was diluted to 30.1%; the remainder closed in January 2026. In January 2026, DayOne completed a US$385 million repurchase of DayOne shares from us. In April 2026, following the closing of an upsizing of DayOne’s Series C equity financing, the market value of our remaining equity interest in DayOne is over US$2.2 billion (based on the assumed valuation of DayOne based on the Series C offering price). As of the date of this annual report, we owned an equity interest in DayOne of approximately 19.9%.

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

We are a leading developer and operator of high-performance data centers in China. In addition, we also hold a minority equity interest in DayOne, our equity investee, which is a Singapore-headquartered data center platform. Accordingly, we derive shareholder value from our consolidated business in China and from our minority equity investment in DayOne.

Our facilities in mainland China are strategically located across low-latency established markets and big clusters in new growth markets where demand for high-performance data center services is concentrated. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to access all the major telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities.

We have a 25-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services. As of December 31, 2025, we had an aggregate net floor area of 668,283 sqm in service, 93.0% of which was committed by customers, and an aggregate net floor area of 73,994 sqm under construction, 66.1% of which was pre-committed by customers.

We believe the market for high-performance data center services in mainland China continues to grow at a strong underlying rate. Demand is driven by rapid growth in the volume of data created, transmitted, processed and stored as a result of the accelerating trend of digital transformation and the rising adoption of new technologies such as cloud computing, 5G, artificial intelligence, big data, machine learning, blockchain, internet of things, augmented and virtual reality, e-payments and digital currency. This has been strongly endorsed and further encouraged by the PRC government policies which consistently and actively support technology-driven development and the growth of the digital economy. The PRC government has promoted the concept of “new infrastructure” which includes, among other things, large scale data centers, artificial intelligence and industrial internet. The PRC government has rolled out plan for overall layout of the country’s digital development. According to the plan, important progress will be made in the construction of a digital China, with effective interconnectivity in digital infrastructure, a significantly improved digital economy, and major breakthroughs achieved in digital technology innovation. A newly formed National Bureau of Data will be responsible for overall coordination and promoting the development of digital China.

Our platform of interconnected data centers and secured expansion capacity is strategically located to address this growing demand. We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, and Chengdu/Chongqing, the primary financial, commercial, industrial and communications hubs in each region. We refer to the areas in and around these hubs as established markets. We are also expanding into new growth markets, such as Ningxia, Shaoguan and Inner Mongolia, where there is sufficient land and power for big cluster deployments. Our customers typically use our data centers in established markets to house their mission-critical, latency-sensitive data and applications, whereas they would use the data centers in new growth markets for large scale computing purposes which are normally not latency-sensitive. Our data center locations provide convenient access for our customers in terms of multi-carrier connectivity as well as the scalability if required

We started developing data centers mainly in key urban districts within each established market in accordance with customer preference. In order to keep pace with demand and overcome the challenge of creating new supply, we have been developing more data centers at strategic locations on the outer edge of these markets, including on campuses we can expand capacity in multiple phases. These outer edge developments, which we still consider as established markets, enable our hyperscale customers to fulfill their requirement for larger developments of IT capacity on a single site and to upscale over time, while remaining within acceptable parameters for network latency. We are also expanding into new growth markets, mainly Inner Mongolia, Ningxia and Shaoguan, all national hubs, where there is sufficient land and power with competitive power tariffs, to support big cluster deployments. These sites integrate well with our existing platform, enabling us to serve the varied needs of our diversified customer base. In addition to these self-selected and developed sites, to a much smaller scale, we also build, operate and transfer (“B-O-T”) data centers at other locations selected by our customers for their capacity needs as required.

From our inception, we have built up our own in-house data center design capability, which we believe is unparalleled in the industry. We were one of the first movers in developing high-performance data centers in mainland China, anticipating the trend for IT to become increasingly mission-critical, and then in combining high availability with larger net floor area and power capacity to meet the unprecedented requirements of hyperscale cloud service providers and large internet companies. Our data centers are large scale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT. We install high power density (which refers to the ratio of power capacity to net floor area) and optimize power usage efficiency, which enables our customers to deploy their IT systems more efficiently and reduce their operating and capital costs. As a result of our advanced data center design, high technical specifications and robust operating procedures, we are able to make service level commitments related to service availability and other key metrics that meet our customers’ required standards. Within our data centers, we have also developed an innovative service platform to assist our enterprise customers to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers. As of December 31, 2025, we served 989 customers, including PRC and global hyperscale cloud service providers and large internet companies, a diverse community of financial institutions, telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. We host the largest public cloud platforms operating in mainland China, some of which are present in multiple GDS data centers. Agreements with our hyperscale cloud service provider and large internet customers generally have terms of three to ten years, while agreements with our financial institution and enterprise customers typically have terms of one to five years.

As of December 31, 2025, we operated 90 self-developed data centers with an aggregate net floor area of 664,690 sqm in service. We also operated capacity at third-party data centers with an aggregate net floor area of 3,593 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we also had an aggregate net floor area of 73,994 sqm under construction. In total, we have 98 self-developed data centers in service and under construction, and we have a total capacity of 738,684 sqm. As of the same date, we had an estimated aggregate developable resources of approximately 3.7 gigawatts held for potential future development. Our net revenue and results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service of 92.5%, 91.9% and 93.0% as of December 31, 2023, 2024 and 2025, respectively. We had utilization rates for our area in service of 73.9%, 73.8% and 75.5% as of December 31, 2023, 2024 and 2025, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have entered into agreements but have not yet started to use revenue-generating services.

Our net revenue grew from RMB9,782.4 million in 2023 to RMB10,322.1 million in 2024, representing an increase of 5.5%, and increased to RMB11,432.3 million (US$1,634.8 million) in 2025, representing an increase of 10.8%. Our net loss from continuing operations decreased from RMB3,926.0 million in 2023 to RMB770.9 million in 2024, representing a decrease of 80.4%, and we generated net income from continuing operations of RMB959.4 million (US$137.2 million) in 2025. Our adjusted EBITDA increased from RMB4,733.0 million in 2023 to RMB4,876.4 million in 2024, and increased to RMB5,403.5 million (US$772.7 million) in 2025. As of December 31, 2023, 2024 and 2025, our accumulated deficit was RMB9,469.8 million, RMB6,044.4 million and RMB5,094.7 million (US$728.5 million), respectively.

We also hold a minority equity interest in DayOne, a Singapore-headquartered data center platform. As of December 31, 2025, following the initial closing of DayOne’s Series C equity financing, we owned an equity interest in DayOne of 30.1%. As of the date of this annual report, following the closing of the upsizing of DayOne’s series C equity financing and DayOne’s repurchase of a portion of our shares in DayOne, we owned an equity interest in DayOne of approximately 19.9%. As of December 31, 2025, DayOne had total IT power committed of 1,250 MW and total IT power billable of 444 MW.

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

Anchor customers with large scale commitments typically move in over a period of 6 to 24 months, whereas financial institutions and large enterprise customers typically move in over a period of 3 to 12 months. The longer move-in period for anchor customers is due to the larger scale of their deployments and operational models, under which they increase utilization of committed data center capacity in multiple phases and in line with the increasing load on their IT systems. During such move-in periods, customers have the right to use part or all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in the sales agreements. Such minimum billable amount typically steps up over time. Customers are usually not allowed to terminate their sales agreements before the end of the move-in period. See “Business Overview—Our Customers—Sales Agreements.” The portion of area committed by customers which is revenue generating is referred to as area utilized. As a result of the flexibility granted to customers to use part or all of the services during the move-in period, some of our data centers have lower utilization rates.

Commitment and Utilization Rates

Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer agreements and substantial backlog. Backlog is defined as area committed or pre-committed by customers but yet to be utilized (total area committed minus area utilized at the end of each period). As of December 31, 2023, 2024 and 2025, we had backlog of 213,640 sqm, 176,904 sqm and 165,263 sqm, respectively. We maintained a consistent level of backlog across these periods primarily due to higher levels of customer commitments and pre-commitments. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and high rates of agreement renewals for our services. Our churn rate, which we define as area terminated or expired without renewal during the quarter divided by total area utilized at the end of the preceding quarter, averaged approximately 1.2% and 0.9% in 2024 and 2025, respectively.

For our in-service data centers, we aim to maintain high levels of long-term commitment and utilization rates. We had commitment rates for our area in service of 92.5%, 91.9% and 93.0% as of December 31, 2023, 2024 and 2025, respectively. We had utilization rates for our area in service of 73.9%, 73.8% and 75.5% as of December 31, 2023, 2024 and 2025, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all the revenue-generating services for which they have committed. Until the end of the move-in period, the area committed is not fully categorized as area utilized.

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

As of December 31, 2025, we had an aggregate net floor area in service of 668,283 sqm, with 93.0% committed and 75.5% utilized. As of December 31, 2025, we had an aggregate net floor area under construction of 73,994 sqm, with 66.1% pre-committed.

The following table presents certain information relating to our data center portfolio as of December 31, 2025:

	Area	Area under
(Sqm)	in service	construction
Location
North	364,677	34,100
East	196,768	24,831
South	86,450	10,873
West & Other	20,388	4,190
Total	668,283	73,994
Type
Self-developed	608,967	73,994
B-O-T	55,722	—
Third party	3,593	—
Total	668,283	73,994

In addition, we had estimated aggregate developable resources of approximately 3.7 gigawatts held for potential future development, the majority of which are located in new growth markets.

As of December 31, 2025, our total area committed was 670,106 sqm, of which 621,188 sqm and 48,918 sqm related to data centers in service and data centers under construction, respectively.

Self-Developed Data Centers

As of December 31, 2025, we operated 90 self-developed data centers with an aggregate net floor area of 664,690 sqm in service. As of the same date, we also had an aggregate net floor area of 73,994 sqm under construction. In total, we have 98 self-developed data centers in service and under construction. In addition, we had an estimated aggregate developable resources of approximately 3.7 gigawatts held for potential future development.

High-Performance Features. Our self-developed data centers generally feature:

●	High Availability. Approximately 90% of our self-developed data center capacity in service and under construction is equipped with 2N redundant and the remaining is equipped with distributed redundant N+1 delivery paths for power system. Either 2N or distributed N+1 redundancy entails significant additional up-front investment and decreases the yield of net floor area in a building of a given size. Combining 2N or distributed N+1 redundant power system, N+1 concurrent maintainable cooling system and other critical systems to operate our facilities to meet the highest standards, we are able to satisfy the requirements of the most demanding customers for housing their mission-critical IT infrastructure.

●	High Power Density. Our self-developed data center capacity in service and under construction has an average power density of approximately 2.34 kW/sqm, in which the portion under construction has an average power density of approximately 2.97 kW/sqm. Meanwhile, our capacity held for future development has an average power density of approximately 3.05 kW/sqm. High power density must be incorporated into the data center design from inception and entails increased development cost per sqm of net floor area. By installing high power density, we enable our customers to deploy their IT infrastructure more efficiently and to optimize their IT infrastructure performance. This is of particular importance to hyperscale cloud service provider and large internet customers as it reduces their IT investment and operating costs.
●	High Power Efficiency. Our self-developed data centers are designed to achieve high power efficiency, which is expressed conversely by a low PUE ratio. In 2025, our self-developed data centers, which commenced operations after 2020 and have an IT power utilization rate of 30% or higher, have achieved an average PUE of around 1.23. High power efficiency reduces operating costs, for the benefit of our customers and ourselves, and reduces our carbon footprint. A low PUE ratio is of particular importance to hyperscale cloud service provider and large internet customers who have the most demanding performance targets.

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

Stage of Development.

We categorize our data centers, and the corresponding net floor area, according to the following stages of development:

●	In Service. Data centers are categorized as in service once the construction of the building is complete, critical systems have been installed, the facility has passed rigorous integrated system testing, government approvals for operation are obtained, and one or more computer rooms have been fully equipped and fitted out ready for utilization by customers. Once this stage has been reached, we categorize the entire net floor area of the data center (or phase of a data center) as area in service, including the net floor area of computer rooms, if any, which may require additional capex for equipping and fitting out prior to utilization by customers.
●	Under Construction. Data centers are categorized as under construction once we have secured control of the site, obtained the necessary construction and other permits, established the design, and building and engineering works are in progress. We also categorize data centers as under construction when the shell and core are being developed by the building landlord under certain circumstances. We usually construct our data centers in a single phase. However, in some cases, we construct data centers in several distinct phases for reasons such as optimal design, sales plan, and timing of activation of power supply. When we successfully secure pre-commitments from customers, we calculate pre-commitment rate based on the area under construction.
●	Held for Future Development. Area held for future development consists of the estimated data center capacity that we have secured for potential future development by different means, including greenfield and brownfield land which power applications are in progress or which we have acquired or expect to acquire pursuant to binding framework agreements with local governments, building shells which we have purpose-built on land which we own, and existing buildings for which we have entered into agreements in connection with the acquisition or lease with the intention of converting or redeveloping into data centers, but which are not actively under construction. Our in-house team begins sourcing potential greenfield and brownfield land several years in advance of planned delivery. We begin construction of a facility from six months to over two years in advance of planned delivery, depending on the complexity of the project. The developable net floor area estimates are subject to a number of contingencies and uncertainties.

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

Our owned facilities, and leased facilities which include B-O-T projects, represented approximately 47.6% and 52.4% respectively by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2025.

As of December 31, 2025, 43.3% of our self-developed area in service was in data center buildings which we own and 56.7% was in data center buildings which we lease.

As of December 31, 2025, 86.9% of our self-developed area under construction was in data center buildings which we own and 13.1% was in data center buildings which we lease.

For self-developed data center buildings leased from third parties, we have entered into long-term leases with the owners of the buildings generally for periods of 15 to 20 years, which is the longest permitted lease period under PRC law.

B-O-T Data Centers (including B-O-T Joint Venture Data Centers)

As of December 31, 2025, we had 55,722 sqm net floor area relating to 12 B-O-T data centers in service, 100% of which were committed. Apart from two B-O-T joint venture data centers of which we currently own 51% and GIC owns 49%, we hold 100% of the equity interests in the project companies holding all the other B-O-T data centers as of December 31, 2025.

Third-Party Data Centers

In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. For this kind of facility, we typically enter into leases for fixed terms of three to ten years. As of December 31, 2025, we operated capacity at third-party data centers with an aggregate net floor area of 3,593 sqm in service.

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

Our Equity Investment in DayOne

DayOne is a Singapore-headquartered data center platform. It is previously known as DigitalLand Holdings Limited, or GDS International, or GDSI, and was established in May 2022, to act as the holding company for GDS’s international data center assets and operations. DayOne has transitioned within a short period of time to become independent of GDS and now operates on a standalone basis.

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

Following the closing of DayOne’s Series B equity financing on December 31, 2024, we owned approximately 35.6% of the equity interest of DayOne in the form of ordinary shares on an as-converted basis; since then, we ceased consolidating DayOne for accounting purposes, and account for the investment in DayOne using the equity method. In December 2025, DayOne signed an initial tranche of its Series C equity financing, totaling over US$2.0 billion, of which US$1.3 billion closed on December 31, 2025, at which point our equity interest in DayOne was diluted to 30.1%; the remainder closed in January 2026. In January 2026, DayOne completed a US$385 million repurchase of DayOne shares from us. In April 2026, following the closing of an upsizing of DayOne’s Series C equity financing, the market value of our remaining equity interest in DayOne is over US$2.2 billion (based on the assumed valuation of DayOne based on the Series C offering price). As of the date of this annual report, we owned an equity interest in DayOne of approximately 19.9%.

As of December 31, 2025, DayOne had total IT power committed of 1,250 MW and total IT power billable of 444 MW.

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

Our data centers are high-performance, with high availability, high power density and high power efficiency, which combination is critical to satisfying the most demanding needs of hyperscale customers. Our IT infrastructure platform of interconnected data centers is located strategically in and around established markets, enabling high performance while lowering network latency and connectivity costs. Our ecosystem has attracted all leading public cloud service providers to our platform and thereby offers value to enterprises that have hybrid clouds or need to connect to cloud service providers.

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

We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We have also developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for more than ten years, and received certification for ISO 22301 in September 2016. We also received certification for ISO 14001, ISO 45001, ISO 50001 in November 2020 and ISO 27701 (Privacy Information Management System) in September 2022. As of December 31, 2025, we had 29 data centers awarded with Management and Operations, or M&O, Approved Site awards by the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business-critical infrastructure.

Our Customers

We had two customers that generated 28.3% and 17.1% of our total net revenue, respectively, in 2023. We had two customers that generated 29.0% and 14.4% of our total net revenue, respectively, in 2024. We had two customers that generated 29.0% and 12.0% of our total net revenue, respectively, in 2025. No other customer accounted for 10% or more of our total net revenue during those periods.

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

As of December 31, 2025, we served 989 customers, including hyperscale cloud service providers and large internet companies, a diverse community of PRC and foreign financial institutions as well as telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. We host the largest PRC and global public cloud platforms operating in mainland China, some of which are present in multiple GDS data centers.

Our cloud service provider, large internet, financial institution and enterprise customers accounted for 56.0%, 33.3% and 10.7% of our total area committed as of December 31, 2025, respectively. Our two largest customers accounted for 37.9% and 11.8%, respectively, of our total area committed as of December 31, 2025. No other customer accounted for 10% or more of our total area committed as of that date.

The following table presents the total area committed of our top five customers, all of which are cloud service providers or large internet companies, as of December 31, 2025:

	Total area	Total area
	committed	committed
End User Customer	(sqm)(1)	(%)
Customer 1	253,826	37.9%
Customer 2	78,982	11.8%
Customer 3	59,238	8.8%
Customer 4	50,485	7.5%
Customer 5	29,164	4.4%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent, or have received other confirmations from, certain customers.

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

Pricing Structure

We have two main pricing structures depending on the preferences of individual customers. Most of our sales agreements with our cloud service provider and large internet customers have unbundled pricing. Under such pricing structure, we charge our customers for the right to use a specific amount of net floor area, power capacity and other services. In addition to which, we also charge our customers based on the actual amount of power which they consume. Unbundled pricing is often expressed as a price per square meter or a price per kilowatt for the right of use of our services and a price per kilowatt/hour for power consumed. Most of our sales agreements with our financial institution and large enterprise customers have bundled pricing. Under such pricing structure, we charge our customers for the right to use a specific amount of net floor area, power capacity and other services, without any additional charge for power consumed as long as their actual power usage does not exceed a stated limit. Bundled pricing is often expressed as a price per rack or cabinet. Under both unbundled and bundled structures, the unit price which we charge per square meter, per kilowatt, per rack or cabinet is generally fixed over the term of the sales agreement, except for permitted adjustments when input power tariffs change. We do not usually charge any fee for reserving or committing capacity prior to the commencement of the service period.

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

Our churn rate, which we define as area terminated or expired without renewal during the quarter divided by total area utilized at the end of the preceding quarter, averaged approximately 1.2% and 0.9% in 2024 and 2025, respectively.

Billing

We generally bill customers on a monthly or quarterly basis in arrears. On a monthly basis, we recognize revenue as service is rendered in the period. As we are billing in arrears, this results in unbilled receivables between the time when we have the unconditional right to the consideration for the services we provided to our customers (i.e. billable revenue) and the time when we actually bill our customers. Once we issue the bill at the end of the monthly or quarterly billing period, it becomes a billed receivable and then we collect cash payment. This is a recurring cycle and it is common in businesses which provide services on a long-term contract basis, recognizing revenue as services are rendered and billing in arrears. We have a very low incidence of doubtful accounts and write-offs. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.” We recorded RMB18.3 million, reversed RMB13.2 million and recorded RMB18.8 million (US$2.7 million) of allowance for credit losses for accounts receivable and other current assets in the years ended December 31, 2023, 2024 and 2025, respectively.

Customer Satisfaction

We endeavor to provide high levels of customer service, support, and satisfaction. We interact regularly with our customers to receive their feedback and continuously improve. In 2025, we engaged a third-party research firm to conduct a client satisfaction survey. The survey used quota sampling, computer assisted telephone interviews, online survey and in-depth face to face interviews. It covered our company’s business users in an array of industries. The survey collected feedback from 319 business users. The average client satisfaction score was 9.76 out of 10. The net promoter score was increased to 92.5% in 2025 from 91% in 2024.

Our Suppliers

Our five largest suppliers accounted for less than 70% of our purchases in our operating expenditures for each of the years ended December 31, 2023, 2024 and accounted for over 70% but less than 80% of our purchases in our operating expenditures in the year ended December 31, 2025; one of them accounted for more than 40% but less than 50% of our annual purchase for the year ended December 31, 2023, more than 50% but less than 60% of our annual purchase for the year ended December 31, 2024 and more than 60% but less than 70% of our annual purchase for the year ended December 31, 2025, respectively.

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

As of December 31, 2025, we had 246 registered computer software copyrights and 219 trademark registrations in mainland China, 86 trademark registrations outside mainland China and 27 pending trademark applications in mainland China, 16 pending trademark applications outside mainland China, including registered trademarks for “万国数据” “GDS” and , our figure trademark. As of December 31, 2025, we had 164 patents granted and 149 patent applications in mainland China, had 4 patents granted and 3 patent applications outside mainland China and had registered 17 domain names, including gds-services.com.

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

Environmental and Operational Sustainability Initiatives

We published our fifth annual ESG report in July 2025, wherein we explain our progress in 2024 toward fulfilling our ESG commitments. For more information, please refer to our 2024 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on July 29, 2025.

We plan to publish our 2025 ESG report later this year, which will describe our 2025 ESG performance and initiatives. Below is a summary of 2025 ESG highlights:

Environmental. In 2025, around 60% of our operation related electricity consumption was from renewable energy sources. The renewable energy we used includes renewable energy purchased directly from grid and renewable energy certificates. Our self-developed data centers that began operations after 2020 and have an IT power utilization rate of 30% or higher, have achieved an average PUE (Power Usage Effectiveness) of around 1.23. Through various carbon emission reduction measures, carbon emissions in 2025 were reduced by over 1.5 million metric tons. As of December 31, 2025, 43 of our self-developed data centers have been recognized and awarded sustainability-related certifications by leading domestic and global organizations.

Social. In 2025, 28.57% of our mid to senior level management staff, 34.48% of senior level management staff and 18% of our board of directors were women. Average training hours per employee per year was 32.7. The annual employee turnover rate was 12.3%.

Governance. In 2025, 100% of our employees received compliance and anticorruption training. 100% of our employees received cybersecurity training.

Employees

We aim to provide our employees with a fair and transparent career development platform, with training opportunities available to all employees. We adopt “growth mindset” and use 3E (Experience, Exposure and Education) as our main development methodology to provide a wide range of orientations for new hires, on-job training, internal and external knowledge sharing, formal professional training, job related certification and others. We had approximately 2,345, 2,276 and 2,434 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the number of our employees by function as of December 31, 2025:

	Number of
	Employees	% of Total
Colocation services	1,900	78.1%
Managed services	121	5.0%
Sales and marketing	112	4.6%
Management, finance and administration	301	12.3%
Total	2,434	100.0%

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

As of December 31, 2025, our offices were located on leased premises totaling approximately 8,696 sqm across China, including Hong Kong. We lease our office premises from third parties.

There was no single property interest of our Group that formed part of non-property activities had a carrying amount of 15% or more of our Group’s total assets as of December 31, 2025. Pursuant to section 6(2) of the Hong Kong Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this document is exempted from compliance with the requirement of section 342(1)(b) of the Companies (WUMP) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (WUMP) Ordinance, which requires a valuation report with respect to all of our interests in land or buildings.

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

Our company was named as a defendant in a putative class action lawsuit filed in the United States District Court for the Central District of California. The lawsuit alleged violation by us and certain of our directors and officers of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The lawsuit alleged that a number of SEC filings submitted by our company included false and misleading statements regarding certain financing transactions entered into by Mr. William Huang. An amended complaint was filed on December 18, 2023. On February 5, 2024, we filed a motion to dismiss the amended complaint. Plaintiffs filed an opposition to our motion to dismiss on March 4, 2024, and we filed a reply in support of the motion to dismiss on March 18, 2024. We and plaintiffs agreed to participate in a private mediation on April 19, 2024, which resulted in settlement and dismissal of the lawsuit. On June 17, 2024, plaintiffs filed a motion for preliminary approval of class action settlement. The settlement agreement was preliminarily approved on October 9, 2024. On February 10, 2025, the court heard the motion for final approval of the settlement, and tentatively granted approval, pending receipt of further information regarding administrative fees, and the court finally approved the settlement on June 13, 2025.

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

To comply with the above restrictions and requirements, among others, GDS Beijing has obtained a cross-regional value-added telecommunications license which permits it to provide data center services, including internet resources collaboration services, across 16 cities in China: Beijing, Chengdu, Shanghai, Shenzhen, Suzhou, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou, Wulanchabu, Nantong, Wuhan, Chongqing, Shaoguan and Ganzi. GDS Shanghai has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across five cities in China: Beijing, Chengdu, Shanghai, Shenzhen and Suzhou, and GDS Suzhou has obtained a cross-regional value-added telecommunications license which permits it to provide data center services across 45 cities in China which can be divided into three categories: (i) data center services (including internet resources collaboration services), including Beijing, Tianjin, Zhangjiakou, Langfang, Dalian, Mudanjiang, Shanghai, Suzhou, Jiaxing, Yichang, Guangzhou, Shenzhen, Haikou, Chongqing, Chengdu, Lanzhou, Wulanchabu and Shaoguan; (ii) data center services without internet resources collaboration services, including Changzhou, Nantong, Yancheng, Jinhua, Taizhou, Xiaogan, Wuhan, Zhuhai, Zhaoqing, Huizhou and Heyuan; and (iii) data center services limited to internet resources collaboration services, including Taiyuan, Changchun, Hefei, Fuzhou, Nanchang, Jinan, Zhengzhou, Changsha, Nanning, Guiyang, Kunming, Lhasa, Xian, Xining, Yinchuan and Urumqi.

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

Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment

On November 30, 2016, the State Council promulgated the Administrative Regulations on the Approval and Filing of Enterprises’ Investment Projects, which became effective on February 1, 2017. On March 8, 2017, the NDRC promulgated the Measures for the Administration of the Approval and Filing of Enterprises’ Investment Projects which became effective on April 8, 2017 and was amended on March 23, 2023. Under such regulation, except those concerning national security or involving the allocation of major productive forces nationwide, strategic resource development or vital public interests, among others, investment projects shall be subject to filing administration. The projects subject to filing administration shall undergo the filing formalities under the territorial principle, except as otherwise provided by the State Council. After a project has completed the filing formalities, if the legal person of the project changes, there is any material change in the construction site, scale or content of the project, or the construction of the project is given up, the construction entity shall inform the project filing authority in a timely manner through the online platform, and modify the relevant information. Provinces in China have formulated the administrative measures for the project filing administration measures within their respective administrative regions, and specified the filing authorities and their power.

On July 17, 2025, the NDRC issued the Measures for the Energy Conservation Review and Carbon Emission Assessment of Fixed-Asset Investment Projects, which took effect on September 1, 2025 and replaced the Measures for the Energy Conservation Review of Fixed-Asset Investment Projects, which had been effective since June 1, 2023. Under these Measures, for an enterprise investment project, the construction entity shall, before commencing construction, obtain the energy conservation review opinion issued by the energy conservation review authority. The construction entity shall not commence the construction of a project which fails to undergo energy conservation review in accordance with the provisions of these Measures or fails to pass energy conservation review, and if the project has been completed, it shall not be put into production and use. In addition, energy conservation acceptance shall be conducted before a project is put into operation. With respect to projects which are divided and constructed into several phases, the corresponding energy conservation acceptance shall be conducted in phases. In the case of any major change in the construction content and energy efficiency level of a fixed-asset investment project passing energy conservation review, the construction entity shall file an amendment application with the energy conservation review authority. Furthermore, these Measures stipulate that the results of the carbon emission assessment shall be incorporated into the energy conservation review opinion and the project energy conservation report shall include, among others, the project’s carbon emissions profile and the proposed energy-saving and carbon-reduction measures. Following these Measures, Shanghai, Beijing, Guangdong, Sichuan, Chongqing, Jiangsu, Inner Mongolia and other provinces and cities have formulated detailed regulations on the review of energy conservation of fixed-asset investment within their jurisdictions, and reinforced interim and post-filing supervision.

New regulations, policies and rules have been issued with respect to the construction or development of new data centers, and rebuilding or expansion of existing data centers. For example,

●	The NDRC, the Office of the Central Cyberspace Affairs Commission, the MIIT and National Energy Administration jointly published the Guiding Opinion on Accelerating the Construction of National Integrated Big Data Center Collaborative Innovation System on December 23, 2020, pursuant to which, the PUE of large and extra-large data centers shall be at or below 1.3 in the year 2025.
●	The NDRC, the Office of the Central Cyberspace Affairs Commission, the MIIT and National Energy Administration jointly published the Implementation Plan for Carrying Out Target Requirements on Carbon Neutrality and Promoting the Green and High-quality Development of New Infrastructure such as Data Centers and 5G Networks on November 30, 2021, pursuant to which authorities aim to reach: 1) the average PUE of newly constructed large and extra-large data centers shall be at or below 1.3 and the average PUE of such data centers in national hubs shall further be at or below 1.25 in the year 2025; 2) data centers of which the PUE is above 1.5 shall be upgraded; and 3) the overall utilization rate of data centers shall be significantly improved and the utilization rate of data centers in western areas shall be increased from 30% to over 50%.
●	On February 28, 2022, the Chongqing Commission of Economy and Informatization, or the Chongqing CEI, the Chongqing Development and Reform Commission, or the Chongqing DRC, the Chongqing Municipal Bureau of Ecology and Environment, the Chongqing Administration for Industry and Commerce, or the Chongqing AIC, and the Energy Bureau of Chongqing jointly published the Implementation Plan of Chongqing’s Strict Energy Efficiency Constraints Promoting Energy Conservation and Carbon Reduction in Key Areas, pursuant to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.3, and the PUE of the existing data centers aim to be at or below 1.5 in the year 2025.

●	On May 7, 2022, the Beijing EIT and the Beijing DRC jointly published the Comprehensive Governance Work Plan of Data Centers with Low Energy Efficiency, according to which the issuance of energy conservation review opinion may be withheld for areas where energy intensity or carbon intensity does not decrease but increases, or for areas or individual projects where the overall utilization rate of data centers which have been put into operation for one year with an annual energy consumption of 2,000 tons or more of standard coal is less than 50%.
●	On June 24, 2022, the Shanghai CEI and the Shanghai DRC jointly issued the Implementation Opinions on Promoting the Healthy and Orderly Development of Data Centers in Shanghai, according to which construction entity shall operate data centers within two years after obtaining the energy consumption quota, otherwise, the energy consumption quota may be withdrawn by the competent governmental authority if appropriate. The Implementation Opinions on Promoting the Healthy and Orderly Development of Data Centers in Shanghai also provides that commitment made by the construction entity such as the equity structure, the construction plan and the energy conservation measures shall not be arbitrarily changed within the specified period of time after data centers are put into operation, and if the construction entity, after making rectification, still fails to meet the commitment resulting in serious inconsistency, the construction entity may be unable to apply for new projects in Shanghai in the future.
●	On August 22, 2022, the NDRC, the MIIT, the Ministry of Finance of the People’s Republic of China, the Ministry of Ecology and Environment of the People’s Republic of China, the Ministry of Housing and Urban-Rural Development of the People’s Republic of China, the State-owned Assets Supervision and Administration Commission of the State Council and the National Energy Administration jointly published the Action Plan for Green and Low Carbon Development in the Information and Communication Industry (2022-2025), according to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.3 in the year 2025.
●	On September 30, 2022, the Chongqing CEI, the Chongqing DRC, the Chongqing Municipal Bureau of Ecology and Environment, the Chongqing AIC, the Chongqing Finance Bureau and the Chongqing State-owned Assets Supervision and Administration Commission jointly published the Chongqing Industrial Energy Efficiency Improvement Action Plan, according to which the PUE of large and extra-large data centers which are newly constructed shall be at or below 1.25 in the year 2025.
●	On December 2, 2022, the Guangdong DRC and the Guangdong IIT jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers, according to which: 1) the average PUE of data centers which are newly constructed (other than the data centers located in data center clusters of national hubs) in Guangdong province shall be at or below 1.3; 2) the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25; 3) the PUE of the existing data centers should aim to be at or below 1.5 after technical upgrade; and 4) the average utilization rate of data centers in Guangdong Province should aim to reach 80%.
●	On July 3, 2023, the Beijing DRC published the Several Provisions on Further Strengthening the Energy Conservation Review of Data Center Projects, which provides, among other things, that: 1) renewable energy usage plan shall be included in the energy conservation report, and renewable energy usage ratio of newly constructed data centers shall be increased gradually, which could be realized by means of renewable power trading and renewable energy certificates trading. The renewable energy usage level of data centers for the previous year shall be verified based on their energy conservation review opinions and energy conservation reports, and in accordance with the Technical Guidelines for Verification and Evaluation of Annual Renewable Energy Utilization Levels in Data Centers (Trial) published by the Beijing DRC on March 3, 2023; 2) for new construction or expansion of data centers, the PUE of such data centers shall be at or below 1.3, 1.25, 1.2 and 1.15 correspondingly if the annual energy consumption is less than 10,000 tons of standard coal, less than 20,000 tons of standard coal but not less than 10,000 tons of standard coal, less than 30,000 tons of standard coal but not less than 20,000 tons of standard coal, and not less than 30,000 tons of standard coal (energy equivalent value); 3) change formalities shall be conducted if the utilization rate of data centers is less than 80% within two years after the issuance of the energy conservation review opinion; and 4) differential power price shall be applicable to data centers of which the PUE is more than 1.4.
●	On September 12, 2023, the Shenzhen Municipal People’s Government published a Notice on Issuing the Implementation Plan for Carbon Peaking in Shenzhen, according to which energy conservation and carbon reduction shall be strengthened in new infrastructure. Data centers of which the PUE is above 1.4 shall be upgraded and replaced, and the PUE of data centers which are newly constructed shall be at or below 1.25.

●	On April 23, 2024, the Shanghai Municipal People’s Government published a Notice on Issuing the Action Plan for Promoting Renewal of Large-scale Equipment and Trade-ins of Consumer Goods (2024-2027) in Shanghai, according to which, the green and low-carbon transformation of data centers shall be promoted. The energy efficiency entry threshold for projects shall be raised, and the PUE of newly constructed data centers shall be at or below 1.25. The upgrading and transformation of existing data centers shall be accelerated, and small, inefficient, high-energy-consuming and “outdated, small and scattered” data centers shall be included into the catalog of restricted and phased-out industries. The promotion and application of efficient cooling technologies and new energy sources shall be increased, and to strive to achieve a PUE of no more than 1.4 after transformation, realizing an annual energy saving of more than 50,000 tons of standard coal.
●	On April 24, 2024, the Beijing EIT and the Beijing Communications Administration jointly published a Notice on Issuing the Implementation Plan of the Construction of Computing Power Infrastructure (2024-2027) in Beijing, according to which, the PUE of all existing data centers shall be at or below 1.35 by the end of 2027. Existing data centers are encouraged to be upgraded and transformed into intelligent computing centers without increasing the total energy consumption, or to adopt efficient system designs such as liquid cooling, modular power supplies, and modular data rooms to reduce PUE and CUE indicators and those that cannot complete energy-saving renovations and fail to transform into intelligent computing centers shall be guided to be relocated, shut down, or exit.
●	On May 31, 2024, the Shanghai CEI, the Shanghai DRC, Shanghai Municipal Finance Bureau, the Shanghai Branch of PBOC, the Shanghai Municipal Tax Service of STA, Shanghai Municipal Administration for Market Regulation and Shanghai Office of the National Financial Regulatory Administration jointly published a Notice on Issuing the Special Campaign for Promoting Large-scale Equipment Renewals in Industrial Fields and Expanding the Application of Innovation Products in Shanghai, according to which, the PUE of newly constructed data centers shall be at or below 1.25. “Outdated, small and scattered” data centers shall be included in the catalog of restricted and phased-out industries, and the PUE of such data centers shall aim to be at or below 1.4 after upgrade.
●	On July 3, 2024, the NDRC, the MIIT, the National Energy Administration and the National Bureau of Data jointly published a Notice on Issuing the Special Action Plan for the Green and Low-Carbon Development of Data Centers, pursuant to which, by the end of 2025, the national data center layout will be more rational, with an overall utilization rate of no less than 60%. The average PUE will drop to below 1.5, the renewable energy utilization rate will increase by an average of 10% annually, and the average energy and carbon efficiency per unit of computing power will be significantly improved; in the city areas where existing data centers have been built and in operation for over one year with an overall utilization rate of less than 50%, in principle no new data center clusters or large and extra-large data center projects will be planned and constructed; by the end of 2025, the PUE of newly built and rebuilt large and super-large data centers will be reduced to below 1.25, and the PUE of national hub data center projects shall not be higher than 1.2.
●	On July 11, 2024, the Shenzhen Municipal People’s Government published a Notice on Issuing the Implementation Plan for National Peak Carbon Dioxide Emissions Pilot in Shenzhen, according to which, data centers with a PUE higher than 1.4 will be gradually transformed or eliminated and the PUE of newly constructed data centers shall be at or below 1.25.
●	On January 9, 2025, the Shanghai CEI issued the Guidelines for the Construction of Intelligent Computing Centers in Shanghai (2025 Edition), which stipulates that the construction of new intelligent computing centers is prohibited in areas within the Central Ring Road, and strictly restricted in areas between the Central Ring Road and the Outer Ring Road. For newly built intelligent computing centers, the baseline PUE shall be strictly controlled within 1.25, while the access value and advanced value for comprehensive PUE shall not exceed 1.22 and 1.18, respectively.
●	On April 11, 2025, the People’s Government of Jiangsu Province issued the Three-Year Action Plan for the High-Quality Development of the Digital Economy in Jiangsu Province (2025-2027). Pursuant to this plan, efforts will be made to strengthen smart energy management in data centers and conduct energy consumption monitoring, analysis, and load forecasting. The integration of computing power and green electricity will be promoted, supporting the adoption of new power system models. Approval standards for new data centers will also be optimized.

The MIIT published the Supervision Measures for Industrial Energy Conservation on December 22, 2022, which became effective on February 1, 2023. According to such regulation, the industrial energy conservation supervision department supervises and inspects the implementation of the laws and regulations regarding the energy conservation related matters in data centers and penalties may be imposed in case of any failure to comply with these laws and regulations. Local authorities have also imposed various requirements as to the supervision of energy conservation. For example, the Beijing DRC, the Beijing EIT, together with other authorities, jointly issued a Notice on Issuing the Implementation Plan for Further Strengthening Energy Conservation in Beijing (2024 Edition) on January 29, 2024, according to which the online monitoring of energy conservation in large data centers should be strengthened.

New regulations, policies and rules have been issued with respect to the consumption and settlement of renewable energy. For example,

●	On August 15, 2022, the NDRC, the National Bureau of Statistics and the National Energy Administration promulgated the Circular of Further Effectively Conducting the Work Concerning Non-inclusion of Newly Added Renewable Energy Consumption in the Total Energy Consumption Control, or the Circular 1258, according to which, the statistical accounting of data on cross-provincial and provincial transaction, consumption and settlement of renewable energy shall be strengthened, and renewable energy certificates, as certificates for the consumption of power generated from renewable energy, may be traded on the renewable energy certificates trading platform, the establishment of which is vigorously promoted.
●	On January 27, 2024, the NDRC, the National Bureau of Statistics and the National Energy Administration further promulgated the Notice on Strengthening the Connection between Renewable Energy Certificates and Energy Conservation and Carbon Emission Reduction Policy to Vigorously Promote Non-fossil Energy Consumption, according to which, the consumption of non-fossil energy is promoted for the realization of the Dual-Control of energy consumption intensity and total volume, the electricity from renewable energy certificates trading will be taken into calculation of the energy conservation evaluation and assessment index and the scope of renewable energy certificates trading will be further enlarged.
●	On July 3, 2024, the NDRC, the MIIT, the National Energy Administration and the National Bureau of Statistics promulgated the Notice on Issuing the Special Action Plan for the Green and Low-Carbon Development of Data Centers, which provides that, by the end of 2025, a two-way coordination mechanism for computing power and electricity will be initially formed, and the proportion of renewable energy power in newly built data centers in national hubs will exceed 80%.
●	On October 18, 2024, the NDRC, the MIIT, the Ministry of Housing and Urban-Rural Development, the Ministry of Transport, the National Energy Administration and the National Data Bureau promulgated the Guiding Opinions of the National Development and Reform Commission and Other Departments for Implementing the Renewable Energy Substitution Action, which provides that the steady increase in the proportion of renewable energy used in newly built data centers will be promoted year by year.
●	On March 6, 2025, the NDRC, the MIIT, the MOFCOM, the National Data Bureau and the National Energy Administration promulgated the Opinion of the National Development and Reform Commission and Other Departments on Promoting the High-quality Development of the Renewable Energy Certificate Market, according to which, the increase of the proportion of renewable energy power consumption in industries including data centers, etc., will be speeded up with a target of reaching a level of no lower than the average level of the total national renewable energy power consumption responsibility weight by 2030, and the proportion of renewable energy power consumption in newly built data centers in national hub areas will be further increased on the basis of 80%.

●	On November 28, 2025, the National Energy Administration promulgated the Detailed Rules for the Administration of Renewable Energy Green Electricity Certificates (Trial), which provide specific provisions for the issuance, transfer, cancellation, and related management of green electricity certificates corresponding to the electricity generated by renewable energy projects within China.

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

On December 23, 2022, the NDRC issued a Notice on Further Improving Power Purchase Agency for Power Grid Enterprises. Pursuant to such regulation, the scope of power grid enterprises as power purchase agents should be narrowed down and industrial and commercial users are encouraged to enter the electricity market directly. Local authorities have also promulgated various requirements. For example, on December 12, 2024, the Beijing Municipal Commission of Urban Management issued a Notice on the Issuance of Electricity Market Trading Scheme and Green Electricity Trading Scheme in Beijing in 2025, which became effective on January 1, 2025 and according to which, in principle, all electricity users which are subject to industrial and commercial electricity prices should directly participate in market transactions.

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

On September 9, 2025, the NDRC and the National Energy Administration promulgated the Notice on Improving the Pricing Mechanism to Promote the Local Consumption of New Energy Generation. According to this Notice, projects shall pay transmission and distribution fees based on capacity (or demand). The proportion of annual self-generated and self-consumed new energy power to total available generation shall not be lower than 60%; the proportion to total electricity consumption shall not be lower than 30%, and for new projects commencing from 2030, this threshold shall be no less than 35%.

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

The Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, which was approved by the SCNPC on November 7, 2016, revised on October 28, 2025 and came into effect on January 1, 2026, provides certain rules and requirements applicable to network service providers in China. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and strengthen network information management by taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, effectively addressing network security, preventing illegal and criminal activities, and maintaining the integrity, confidentiality and usability of network data. In addition, the Cybersecurity Law imposes certain requirements on network operators of critical information infrastructure, including that such network operators with operations in the PRC shall store personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cybersecurity Law.

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

●	On July 29, 2022, the Ministry of Science & Technology, the Ministry of Education, the MIIT, the Ministry of Transport, the Ministry of Agriculture and Rural Affairs and the National Health Commission jointly issued the Guiding Opinions on Accelerating Scenario Innovation and Promoting High-quality Economic Development with High-level Application of Artificial Intelligence, according to which, efforts should be made to encourage the opening and sharing of computing power platforms, common technology platforms, industry training data sets, simulation training platforms and other artificial intelligence infrastructure resources, so as to provide computing power and algorithm resources for artificial intelligence enterprises to innovate scenarios.

●	On October 8, 2023, the MIIT, the Office of the Central Cyberspace Affairs Commission, the Ministry of Education, the National Health Commission, the PBOC, the State-owned Assets Supervision and Administration Commission of the State Council jointly issued the Action Plan for the High-quality Development of Computing Power Infrastructure, according to which, in order to suit the development of the artificial intelligence industry and business needs, focus should be put on intensively developing intelligent computing centers in computing power hubs in western China and regions with a good foundation for artificial intelligence development, and the proportion of intelligent computing power should be reasonably increased.
●	On December 25, 2023, the NDRC, the National Bureau of Data, the Office of the Central Cyberspace Affairs Commission, the MIIT and the National Energy Administration promulgated the Implementation Opinions of the National Development and Reform Commission and Other Ministries and Commissions on In-depth Implementation of the East-to-West Computing Resource Transfer Project to Accelerate the Construction of a National Integrated Computing Power Network., according to which, the utilization rate of general computing power resources shall be significantly improved, the adaptation level of intelligent computing power in artificial intelligence and other fields shall be improved, and the computing power support ability of compute-intensive and data-intensive business shall be enhanced.
●	On June 5, 2024, the MIIT, the Office of the Central Cyberspace Affairs Commission, the NDRC, the National Standardization Administration of PRC jointly issued a Notice on Issuing the Guidelines for the Establishment of the National Comprehensive Standardization System for the Artificial Intelligence Industry (2024 Version), according to which, the standards for computing power centers regulate the technical requirements and assessment methods for infrastructure such as large-scale computing clusters for artificial intelligence, new data centers, intelligent computing centers, basic network communications, computing power networks and data storage.
●	On July 3, 2024, the NDRC, the MIIT, National Energy Administration and the National Bureau of Data jointly published a Notice on Issuing the Special Action Plan for the Green and Low-Carbon Development of Data Centers, according to which, the layout of major productive forces based on artificial intelligence shall be strengthened, and the new energy and water and the capability to guarantee resources demanded by data centers shall be taken into account in guiding the standard construction of intelligent computing centers and promoting the production of agglomeration effects.
●	On August 21, 2025, the State Council issued the Opinions of the State Council on Deepening the Implementation of the “Artificial Intelligence+” Action, which proposed accelerating technological breakthroughs and engineering implementation of ultra-large-scale intelligent computing clusters; optimizing the national layout of intelligent computing resources; improving the national integrated computing network; fully leveraging the role of the national “East Data West Computing” hubs; and enhancing coordination among computing power, data, electricity, and network resources.
●	On September 4, 2025, the NDRC and the National Energy Administration jointly issued the Implementation Opinions on Promoting High-Quality Development of “Artificial Intelligence+” Energy, which, in response to the energy consumption challenges posed by artificial intelligence computing, called for accelerating breakthroughs in green and low-carbon technologies for AI, and encouraged the application of efficient integrated energy utilization technologies such as liquid cooling technology for data centers, waste heat recovery, and centralized backup power solutions.

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

Regulations Related to Employment

On June 29, 2007, the SCNPC adopted the Labor Contract Law, or the LCL, which became effective as of January 1, 2008 and was amended on December 28, 2012 (effective from July 1, 2013). The LCL requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

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

In November 2011, the MOF and the STA promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the MOF and the STA further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, the pilot project of replacing business tax with value-added tax, or the VAT, has been fully rolled out nationwide. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

The Value-Added Tax Law of the PRC, or the VAT Law, promulgated by the SCNPC on December 25, 2024, and the Implementing Regulations of the VAT Law promulgated by the State Council on December 25, 2025, came into effect on January 1, 2026. According to the VAT Law and its implementing regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in sales of goods, services, intangible assets, or immovable property within the territory of the PRC, or that imports goods, is generally required to pay VAT in accordance with the provisions of the VAT Law.

According to the Announcement issued by the MOF and the STA on Matters Concerning the Specific Scope of VAT Levy, which came into effect on January 1, 2026, among telecommunications services, the provision of basic telecommunications services such as internet broadband access services is subject to a VAT rate of 9%, whereas value-added telecommunications services shall be subject to a VAT rate of 6%. Furthermore, in accordance with the Announcement of the MOF and the STA on VAT and Consumption Tax Policies for Export Transactions, telecommunication services provided to overseas entities that are fully consumed outside of the PRC are considered cross-border sales of services eligible for VAT exemption policies, and thus may qualify for an export VAT exemption under the relevant provisions.

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

Regulations Related to C-REITs

The regulatory framework for infrastructure REITs in the PRC has evolved from a pilot program into a more normalized market regime with a progressively expanding asset scope. In April 2020, the CSRC and the NDRC jointly issued the Notice on Promoting the Pilot Work Relating to Infrastructure REITs (CSRC [2020] No. 40), which launched the pilot program and established the “public fund + asset-backed securities” structure for publicly offered infrastructure REITs in China. IDC was included in the scope of eligible assets for REITs issuance in the pilot program. Following the launch of the pilot, the PRC authorities gradually broadened the range of eligible underlying assets through subsequent rules and policy guidance. For example, the NDRC’s Notice on Further Improving the Pilot Work for Infrastructure REITs (NDRC Investment [2021] No. 958) expanded the pilot to cover additional sectors including affordable rental housing and water conservancy facilities with clean energy.

In July 2024, the NDRC further issued the Notice on Comprehensively Promoting the Regularized Issuance of Infrastructure REIT Projects (NDRC Investment [2024] No. 1014), which standardized and streamlined the project application and recommendation process and marked the transition of the C-REITs market into a stage of regularized issuance.

Building on this institutional normalization, the NDRC released the REIT Project Industry Scope List (2025 Edition) in December 2025, further broadening the eligible asset universe to include, among others, certain commercial properties, consumption infrastructure, elderly care facilities and urban renewal projects, while also expanding the circumstances in which hotel-related assets may be included.

The injection of data centers as underlying assets into a C-REIT involves a rigorous two-stage regulatory review process. Initially, the project originator not classified as a central state-owned enterprise must obtain a “No Objection Letter” from both the provincial-level development and reform commissions and the NDRC. This review primarily assesses the completeness of project materials, asset’s compliance with national macro policies, adherence of investment management, appropriateness of the use of recovered proceeds, and other relevant requirements. For IDC projects, the NDRC and its local counterparts enforce strict guideline on minimum operating history, occupancy requirements and PUE thresholds to ensure alignment with national IDC development policies. Following the NDRC’s recommendation, the REIT fund manager must complete a registration process of the infrastructure fund with the CSRC and the relevant Stock Exchange, which involves a comprehensive review of the legal structure, commercial arrangement, asset valuation, asset management and operation, fund management, and disclosure adequacy. For the injection of expansion assets (follow-on offerings), C-REITs must typically have been listed for at least 6 months before submitting an application for the acquisition of new underlying assets for expansion, and the target assets must undergo a similar NDRC and CSRC review process to ensure they meet the standardized criteria for quality and operational stability required for public listing.

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

As at December 31, 2025, the standard profits tax rate for corporations was at 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation.

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

Regarding noise pollution, it is restricted by the provisions as set out in Law no. 8/2014 dated August 25, 2014, or Law no. 8/2014, which is also known as the law for “Prevention and Control of Environmental Noise”, and its subordinate rule Chief Executive Dispatch no. 96/2020 dated April 14, 2020, or Chief Executive Dispatch no. 96/2020, which sets out the applicable acoustic standard in this aspect in order to replace the Chief Executive Dispatch no. 248/2014 dated September 1, 2014. Under the Law no. 8/2014, as supplemented by its subordinate rule Chief Executive Dispatch no. 96/2020, the installation and operation of new industrial, commercial or service units is not permitted, nor the expansion of existing units, when they may produce disturbing noise.

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

Our Corporate Structure

The diagram below summarizes our corporate structure and identifies our significant subsidiaries, consolidated VIEs and their significant subsidiaries as of December 31, 2025. The relationships among each of GDS Shanghai, GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in the diagram below are governed by contractual arrangements and do not constitute equity ownership.

1)	EDC Holding Limited has 61 direct and indirect subsidiaries incorporated in Hong Kong and 19 direct and indirect subsidiaries incorporated in the British Virgin Islands, Macau, the Cayman Islands and Singapore, respectively.
(2)	GDS Investment Company directly and indirectly holds equity interests of 61 subsidiaries in mainland China.
(3)	Management HoldCo is held as to 20% by five management personnel designated by our board of directors namely, Hui Zhou (senior vice president, public affairs and Northern China business), Yan Liang (executive vice president, data center operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), respectively. Management HoldCo is controlled by our Company through a series of contractual arrangements.
(4)	Langfang Zhouyu Electronic & Technology Co., Ltd. or Langfang Zhouyu, effectively controls a project company, Langfang Shengman Technology Co., Ltd. or Langfang Shengman, to operate data centers in Langfang, China through a series of contractual arrangements among Langfang Zhouyu, Langfang Shengman’s shareholder, GDS Beijing, and Langfang Shengman.
(5)	Changshu Wanguo Yunfeng Data Science & Technology Co., Ltd. or Changshu Wanguo Yunfeng, effectively controls a project company, Changshu Yuntu Huichuang Data Technology Co., Ltd. or Changshu Yuntu Huichuang, to operate data centers in Changshu, China through a series of contractual arrangements among Changshu Wanguo Yunfeng, Changshu Yuntu Huichuang’s shareholder, GDS Suzhou, and Changshu Yuntu Huichuang.
(6)	Jiangsu Wan Guo Xing Tu Data Services Co., Ltd. or Jiangsu Wan Guo Xing Tu, effectively controls a project company, Nantong Wanguo Yunzhen Data Science & Technology Co., Ltd. or Nantong Yunzhen, to operate the B-O-T data centers in Nantong, China through a series of contractual arrangements among Jiangsu Wan Guo Xing Tu, Nantong Yunzhen’s shareholder, Shanghai Xingchang Enterprise Management Company Limited or Shanghai Xingchang, and Shanghai Xingchang’s shareholders.

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

As a result of these contractual arrangements, we control Management HoldCo, GDS Shanghai, GDS Beijing and 34 direct and indirect subsidiaries of GDS Beijing as of December 31, 2025, and have consolidated the financial information of these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

For the years ended December 31, 2023, 2024 and 2025, the VIEs and their subsidiaries contributed 97.0%, 96.1% and 97.5%, respectively, of our total net revenue.

Currently, there are five individual management shareholders, each holding a 20% equity interest in Management HoldCo, namely Hui Zhou (senior vice president, public affairs and Northern China business), whose equity interest in Management HoldCo is being transferred to one of the Company’s key management personnel, Yan Liang (executive vice president, data center operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business). In conjunction with the transfer of ownership, we have, through GDS Investment Company, entered into a set of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai on substantially the same terms as those under the previous contractual arrangements with GDS Beijing and GDS Shanghai. We have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai, respectively. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

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

Shareholder Voting Rights Proxy Agreement. Pursuant to the shareholder voting rights proxy agreements, each of GDS Beijing, GDS Shanghai and Management HoldCo has irrevocably appointed the PRC citizen(s) as designated by us to act as GDS Beijing’s, GDS Shanghai’s and Management HoldCo’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of GDS Beijing, GDS Beijing’s subsidiaries and GDS Shanghai requiring shareholder approval, and appointing directors and executive officers. We are also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of GDS Beijing, GDS Shanghai and Management HoldCo with prior notice to Management HoldCo. Each shareholder voting rights proxy agreement will remain in force for so long as Management HoldCo remains a shareholder of GDS Beijing or GDS Shanghai, as applicable.

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

Shareholder Voting Rights Proxy Agreement. Pursuant to the shareholder voting rights proxy agreements, each of the shareholders of Management HoldCo and Management HoldCo has irrevocably appointed the PRC citizen(s) as designated by us to act as such shareholder’s and Management HoldCo’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Management HoldCo and its subsidiaries requiring shareholder approval, and appointing directors and executive officers. We are also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of the shareholders of Management HoldCo and Management HoldCo with prior notice to such shareholders. Each shareholder voting rights proxy agreement will remain in force for so long as the shareholder remains a shareholder of Management HoldCo, as applicable.

Agreements that Allow us to Receive Economic Benefits from GDS Beijing and GDS Shanghai

Exclusive Technology License and Service Agreements. Under the exclusive technology license and service agreements, GDS Investment Company licenses certain technology to each of GDS Beijing and GDS Shanghai and GDS Investment Company has the exclusive right to provide GDS Beijing and GDS Shanghai with technical support, consulting services and other services. Without GDS Investment Company’s prior written consent, each of GDS Beijing and GDS Shanghai agrees not to accept the same or any similar services provided by any third party. Each of GDS Beijing and GDS Shanghai agrees to pay service fees on a yearly basis and at an amount substantially equivalent to all of its net profits as confirmed by GDS Investment Company. GDS Investment Company owns the intellectual property rights arising out of its performance of these agreements. In addition, each of GDS Beijing and GDS Shanghai has granted GDS Investment Company an exclusive right to purchase or to be licensed with any or all of the intellectual property rights of either GDS Beijing or GDS Shanghai at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, these agreements will continue remaining effective.

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

Agreements that Allow us to Receive Economic Benefits from our Management HoldCo

Exclusive Technology License and Service Agreements. Under the exclusive technology license and service agreements, GDS Investment Company licenses certain technology to Management HoldCo and GDS Investment Company has the exclusive right to provide Management HoldCo with technical support, consulting services and other services. Without GDS Investment Company’s prior written consent, Management HoldCo agrees not to accept the same or any similar services provided by any third party. Management HoldCo agrees to pay service fees on a yearly basis and at an amount substantially equivalent to all of its net profits as confirmed by GDS Investment Company. GDS Investment Company owns the intellectual property rights arising out of its performance of these agreements. In addition, Management HoldCo has granted GDS Investment Company an exclusive right to purchase or to be licensed with any or all of the intellectual property rights of Management HoldCo at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, these agreements will continue remaining effective.

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

In the opinion of King & Wood, our PRC counsel:

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

ITEM 4A.      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are a leading developer and operator of high-performance data centers in China. In addition, we hold a minority equity interest in DayOne, a Singapore-headquartered data center platform.

We accounted for the international business and operations outside mainland China conducted by DayOne as discontinued operations as a result of our loss of control over DayOne on December 31, 2024 following the closing of DayOne’s Series B equity financing.

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

Overview

We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to access all the major telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including an innovative and unique managed cloud value proposition. We have a 25-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services. As of December 31, 2025, we had an aggregate net floor area of 668,283 sqm in service, 93% of which was committed by customers, and an aggregate net floor area of 73,994 sqm under construction, 66.1% of which was pre-committed by customers.

Our results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service of 92.5%, 91.9% and 93.0% as of December 31, 2023, 2024 and 2025, respectively. We had utilization rates for our area in service of 73.9%, 73.8% and 75.5% as of December 31, 2023, 2024 and 2025, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all of the revenue-generating services for which they have committed.

Our net revenue grew from RMB9,782.4 million in 2023 to RMB10,322.1 million in 2024, representing an increase of 5.5%, and increased to RMB11,432.3 million (US$1,634.8 million) in 2025, representing an increase of 10.8%. Our net loss from continuing operations decreased from RMB3,926.0 million in 2023 to RMB770.9 million in 2024, representing a decrease of 80.4%, and we generated net income from continuing operations of RMB959.4 million (US$137.2 million) in 2025, representing a decrease in loss of 224.4%. Our adjusted EBITDA increased from RMB4,733.0 million in 2023 to RMB4,876.4 million in 2024, and increased to RMB5,403.5 million (US$772.7 million) in 2025. As of December 31, 2023, 2024 and 2025, our accumulated deficit was RMB9,469.8 million, RMB6,044.4 million and RMB5,094.7 million (US$728.5 million), respectively.

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

Ability to Source and Develop Data Centers

Our revenue growth depends on our ability to source and develop additional data centers. We endeavor to ensure continuous availability of data center capacity to satisfy customer demand by maintaining a supply of high-performance data centers in various stages of development—from identifying a pipeline of sites, to developing appropriate sites, to data centers under construction to available net floor areas in existing data centers. In particular, securing suitable land with access to adequate and reliable power infrastructure is a critical component of our site identification and development process. We expand our sourcing of new data center area by (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield land, redeveloping brownfield sites, converting existing industrial buildings, or fitting out and equipping purpose-built building shells, (ii) leasing existing data center capacity from third-party wholesale providers, and (iii) acquiring high-performance data centers from other companies. Our ability to maintain a growing supply of data center assets directly affects our revenue growth potential.

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

Ability to Secure Commitments from Our Customers

We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into legally-binding pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high levels of long-term commitment rates. We had commitment rates for our area in service of 92.5%, 91.9% and 93.0% as of December 31, 2023, 2024 and 2025, respectively. Our total area committed, as a leading indicator to our results of operations, increased from 618,942 sqm as of December 31, 2023 to 629,997 sqm as of December 31, 2024, and further to 670,106 sqm as of December 31, 2025.

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

Data Center Development and Financing Costs

Our returns depend on our ability to develop data centers at commercially acceptable terms. We have historically funded data center development through additional equity or debt financing or capital recycled from asset monetization program. We expect to continue to fund future developments through debt financing, through the issuance of additional equity securities or capital recycling through asset monetization program if necessary and when market conditions permit. Such additional financing may not be available, or may not be on commercially acceptable terms or may result in an increase to our financing costs. In addition, we may encounter development delays, excess development costs, or challenges in attracting or retaining customers to use our data center services. We also may not be able to secure suitable land or buildings for new data centers or at a cost or terms acceptable to us.

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

Performance and Contribution of Our Equity Investment in DayOne

Following the closing of DayOne’s Series B equity financing on December 31, 2024, we owned approximately 35.6% of the equity interest of DayOne in the form of ordinary shares on an as-converted basis; since then, we ceased consolidating DayOne for accounting purposes, and account for the investment in DayOne using the equity method. In December 2025, DayOne signed an initial tranche of its Series C equity financing, totaling over US$2.0 billion, of which US$1.3 billion closed on December 31, 2025, at which point our equity interest in DayOne was diluted to 30.1%; the remainder closed in January 2026. In January 2026, DayOne completed a US$385 million repurchase of DayOne shares from us. In April 2026, following the closing of an upsizing of DayOne’s Series C equity financing, the market value of our remaining equity interest in DayOne is over US$2.2 billion (based on the assumed valuation of DayOne based on the Series C offering price). As of the date of this annual report, we owned an equity interest in DayOne of approximately 19.9%. Our investment in DayOne has been and is expected to continue to be a significant contributor to our results of operations and shareholder value. The DayOne discontinued operations accounted for net loss of RMB359.4 million and RMB400.8 million in 2023 and 2024, respectively, not taking into account the gain on deconsolidation. In 2025, we recognized share of DayOne’s results under equity method of RMB717.2 million (US$102.6 million) in profit or loss, including a dilution gain of RMB1,681.0 million (US$240.4 million) and a share of DayOne’s loss of RMB963.8 million (US$137.8 million). As DayOne’s business continues to grow and DayOne continues to expand its operations, we expect that the performance of DayOne will continue to have a significant impact, which may be positive or adverse, on our investment income, results of operations and shareholder value.

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

Utilization rate: the ratio of area utilized to area in service.

The following table sets forth our key performance indicators for our data center portfolio as of December 31, 2023, 2024 and 2025.

	As of December 31,
(Sqm, %)	2023		2024		2025
Area in service	548,352		613,583		668,283
Area under construction	151,602		102,691		73,994
Area committed	507,108	(1)	564,139	(1)	621,188	(1)
Area pre-committed	111,834	(1)	65,858	(1)	48,918	(1)
Total area committed	618,942	(1)	629,997	(1)	670,106	(1)
Commitment rate	92.5%		91.9%		93.0%
Pre-commitment rate	73.8%		64.1%		66.1%
Area utilized	405,302		453,094		504,843
Utilization rate	73.9%		73.8%		75.5%
(1)	Includes data center area for which we have entered into non-binding agreements or letters of intent with, or have received other confirmations from, certain customers.

Components of Results of Operations

The following table sets forth our net revenue, cost of revenue and gross profit, both in an absolute amount and as a percentage of net revenue, for the years indicated.

	Year Ended December 31,
	2023		2024		2025
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Net revenue
Service revenue	9,781,884	100.0	10,321,888	100.0	11,428,077	1,634,193	100.0
IT equipment sales	564	0.0	180	0.0	4,197	600	0.0
Total	9,782,448	100.0	10,322,068	100.0	11,432,274	1,634,793	100.0
Cost of revenue	(7,831,222)	(80.1)	(8,099,439)	(78.5)	(8,846,859)	(1,265,084)	(77.4)
Gross profit	1,951,226	19.9	2,222,629	21.5	2,585,415	369,709	22.6

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

We consider our customers to be the end users of our services. We may enter into contracts directly with our customers or provide services to our customers through agreements with intermediate contracting parties. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had two customers that generated 28.3% and 17.1% of our total net revenue, respectively, in 2023. We had two customers that generated 29.0% and 14.4% of our total net revenue, respectively, in 2024. We had two customers that generated 29.0% and 12.0% of our total net revenue, respectively, in 2025. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of December 31, 2025, we had two customers who accounted for 37.9% and 11.8%, respectively, of our total area committed.

Cost of Revenue

Our cost of revenue consists primarily of utility costs, depreciation of property and equipment, labor costs, rental costs related to our leased data centers and others. Utility costs refer primarily to the cost of power needed to carry out our data center services. Depreciation of property and equipment primarily relates to depreciation of data center property and equipment, such as assets owned or acquired under finance leases, leasehold improvements to data centers and other long-lived assets. Labor costs refer to compensation and benefit expenses for our engineering and operations personnel. Rental costs relate to the data center capacity we lease under operating lease and use in providing services to our customers. These costs are largely fixed costs. For utility costs, there is a portion that is fixed and a portion that is variable. The fixed portion relates to the amount of power capacity which is activated and committed by the power supplier for use by a given data center. The variable portion of the utility cost relates to the amount of power actually consumed, which is metered and is largely a function of the data center utilization rate. When a new data center comes into service, we mainly incur a level of fixed utility costs that are not directly correlated with net revenue.

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

	Year Ended December 31,
	2023		2024		2025
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Selling and marketing expenses	140,890	1.4	116,440	1.1	149,363	21,359	1.3
General and administrative expenses	965,982	9.9	917,877	8.9	897,867	128,393	7.8
Research and development expenses	38,159	0.4	36,319	0.4	32,700	4,676	0.3
Impairment losses of long-lived assets	3,013,416	30.8	—	0.0	1,561,235	223,254	13.7
Total operating expenses	4,158,447	42.5	1,070,636	10.4	2,641,165	377,682	23.1

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

Impairment losses of long-lived assets

We test long-lived assets (including property and equipment, prepaid land use rights, operating lease right-of-use assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach and determined based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participant would pay to sub-lease and acquire the remaining data center assets, which reflects the highest and best use of the asset groups. Significant inputs used in the income approach primarily included sales price and utilization rates used to estimate the forecasted undiscounted cash flows expected to result from the data center assets’ operation, and discount rate.

Share-Based Compensation

The table below shows the effect of the share-based compensation expenses on our cost of revenue and operating expense line items, both in an absolute amount and as a percentage of net revenues, for the years indicated.

	Year Ended December 31,
	2023		2024		2025
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands, except for percentages)
Cost of revenue	116,467	1.2	92,402	0.9	64,294	9,194	0.6
Selling and marketing expenses	43,765	0.4	25,033	0.2	33,237	4,753	0.3
General and administrative expenses	162,866	1.7	165,648	1.6	178,568	25,535	1.5
Research and development expenses	9,546	0.1	9,207	0.1	7,277	1,041	0.1
Others, net	3,972	0.0	4,197	0.1	—	—	0.0
Total share-based compensation expenses	336,616	3.4	296,487	2.9	283,376	40,523	2.5

We incurred less share-based compensation expenses in 2025 as compared to 2024 due to less share awards granted in line with the strategy of cost saving. We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plan and incur further share-based compensation expenses in future periods.

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

A.	Results of Operations

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023, 2024 and 2025. This information should be read together with our audited consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2023		2024		2025
		% of net		% of net			% of net
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	9,782,448	100.0	10,322,068	100.0	11,432,274	1,634,793	100.0
Cost of revenue	(7,831,222)	(80.1)	(8,099,439)	(78.5)	(8,846,859)	(1,265,084)	(77.4)
Gross profit	1,951,226	19.9	2,222,629	21.5	2,585,415	369,709	22.6
Operating expenses
Selling and marketing expenses	(140,890)	(1.4)	(116,440)	(1.1)	(149,363)	(21,359)	(1.3)
General and administrative expenses	(965,982)	(9.9)	(917,877)	(8.9)	(897,867)	(128,393)	(7.8)
Research and development expenses	(38,159)	(0.4)	(36,319)	(0.4)	(32,700)	(4,676)	(0.3)
Impairment losses of long-lived assets	(3,013,416)	(30.8)	—	0.0	(1,561,235)	(223,254)	(13.7)
(Loss) income from continuing operations	(2,207,221)	(22.6)	1,151,993	11.1	(55,750)	(7,973)	(0.5)
Other income (expenses)
Interest income	94,008	1.0	89,780	0.9	154,041	22,028	1.3
Interest expenses	(1,936,537)	(19.8)	(1,924,631)	(18.7)	(1,788,898)	(255,809)	(15.6)
Foreign currency exchange (loss) gain, net	(1,573)	(0.0)	18,942	0.2	1,489	213	0.0
Government grants	84,410	0.9	27,253	0.3	30,944	4,425	0.3
Others, net	25,319	0.2	21,804	0.2	7,221	1,033	0.0
Gain on deconsolidation of subsidiaries	—	0.0	—	0.0	2,364,104	338,062	20.7
(Loss) income from continuing operations before income taxes and share of results of equity method investees	(3,941,594)	(40.3)	(614,859)	(6.0)	713,151	101,979	6.2
Income tax benefits (expenses)	15,577	0.2	(156,053)	(1.5)	(469,717)	(67,169)	(4.1)
Share of results of equity method investees	—	0.0	—	0.0	715,928	102,376	6.3
Net (loss) income from continuing operations	(3,926,017)	(40.1)	(770,912)	(7.5)	959,362	137,186	8.4
Loss from operations of discontinued operations, net of income taxes	(359,376)	(3.7)	(400,796)	(3.9)	—	—	0.0
Gain on deconsolidation of subsidiaries, net of nil income taxes	—	0.0	4,475,539	43.4	—	—	0.0
(Loss) income from discontinued operations	(359,376)	(3.7)	4,074,743	39.5	—	—	0.0
Net (loss) income	(4,285,393)	(43.8)	3,303,831	32.0	959,362	137,186	8.4

Key Financial Metrics

We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year Ended December 31,
	2023	2024	2025
Other Consolidated Financial Data:
Gross margin(1)	19.9%	21.5%	22.6%
Operating margin(2)	(22.6)%	11.1%	(0.5)%
Net margin(3)	(43.8)%	32.0%	8.4%

(1)Gross profit as a percentage of net revenue.

(2)(Loss) income from continuing operations as a percentage of net revenue.

(3)Net (loss) income as a percentage of net revenue.

Non-GAAP Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands, except for numbers of shares and per share data)
Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	4,733,004	4,876,436	5,403,462	772,685
Adjusted EBITDA margin(2)	48.4%	47.2%	47.3%	47.3%
Adjusted gross profit(3)	5,087,630	5,314,174	5,915,370	845,885
Adjusted gross profit margin(4)	52.0%	51.5%	51.7%	51.7%
(1)	Adjusted EBITDA is defined as net income or net loss (computed in accordance with GAAP) excluding income (loss) from discontinued operations, net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, impairment losses of long-lived assets, share of results of equity method investees and gain on deconsolidation of subsidiaries.
(2)	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.
(3)	Adjusted gross profit is defined as gross profit (computed in accordance with U.S. GAAP), excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue.
(4)	Adjusted gross profit margin is defined as adjusted gross profit as a percentage of net revenue.

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted gross profit can provide useful supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), impact of our subsidiaries and investments (primarily gain on deconsolidation of subsidiaries and share of results of equity method investees), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue. In addition, we exclude income (loss) from discontinued operation from our adjusted EBITDA and adjusted EBITDA margin to measure our financial performance from continuing operations, which will be consistent with our future financial performance measurements.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early-stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of income (loss) from discontinued operations, net interest expenses, income tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, impairment losses of long-lived assets, share of results of equity method investees and gain on deconsolidation of subsidiaries, each of which has been and may continue to be incurred in our business.

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

The following table reconciles our adjusted EBITDA and adjusted EBITDA margin in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss and net income or net loss margin:

	Year Ended December 31,
	2023		2024		2025
		% of net		% of net			% of net
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in thousands, except for percentages)
Net (loss) income	(4,285,393)	(43.8)	3,303,831	32.0	959,362	137,186	8.4
Loss (income) from discontinued operations	359,376	3.7	(4,074,743)	(39.5)	—	—	0.0
Net (loss) income from continuing operations	(3,926,017)	(40.1)	(770,912)	(7.5)	959,362	137,186	8.4
Net interest expenses	1,842,529	18.8	1,834,851	17.8	1,634,857	233,781	14.3
Income tax (benefits) expenses	(15,577)	(0.2)	156,053	1.5	469,717	67,169	4.1
Share of results of equity method investees	—	0.0	—	0.0	(715,928)	(102,376)	(6.3)
Gain on deconsolidation of subsidiaries	—	0.0	—	0.0	(2,364,104)	(338,062)	(20.7)
Depreciation and amortization	3,368,474	34.4	3,243,004	31.3	3,459,294	494,672	30.3
Operating lease cost relating to prepaid land use rights	106,964	1.1	110,126	1.1	108,435	15,506	0.9
Accretion expenses for asset retirement costs	6,599	0.1	6,827	0.1	7,218	1,032	0.1
Share-based compensation expenses	336,616	3.5	296,487	2.9	283,376	40,523	2.5
Impairment losses of long-lived assets	3,013,416	30.8	—	0.0	1,561,235	223,254	13.7
Adjusted EBITDA	4,733,004	48.4	4,876,436	47.2	5,403,462	772,685	47.3

The following table reconciles our adjusted gross profit and adjusted gross profit margin in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is gross profit and gross profit margin:

	Year Ended December 31,
	2023		2024		2025
		% of net		% of net			% of net
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in thousands, except for percentages)
Gross profit	1,951,226	19.9	2,222,629	21.5	2,585,415	369,709	22.6
Depreciation and amortization	2,974,546	30.4	2,947,444	28.6	3,211,965	459,304	28.0
Operating lease cost relating to prepaid land use rights	38,792	0.4	44,872	0.4	46,478	6,646	0.4
Accretion expenses for asset retirement costs	6,599	0.1	6,827	0.1	7,218	1,032	0.1
Share-based compensation expenses	116,467	1.2	92,402	0.9	64,294	9,194	0.6
Adjusted gross profit	5,087,630	52.0	5,314,174	51.5	5,915,370	845,885	51.7

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenue

Our net revenue increased by 10.8% to RMB11,432.3 million (US$1,634.8 million) in 2025 from RMB10,322.1 million in 2024. This increase was due to increases in service revenue of RMB1,106.2 million, mainly due to an increase in area utilized from 453,094 sqm as of December 31, 2024 to 504,843 sqm as of December 31, 2025, as (i) customers with commitments moved into the data center area, and (ii) new service contracts were signed by customers who commenced utilizing services during the period.

Cost of Revenue

Our cost of revenue increased by 9.2% to RMB8,846.9 million (US$1,265.1 million) in 2025 from RMB8,099.4 million in 2024. This increase was primarily due to an increase of 18.9% in utility costs to RMB3,995.3 million (US$571.3 million) in 2025 from RMB3,360.8 million in 2024, and an increase of 9.0% in depreciation and amortization costs to RMB3,212.0 million (US$459.3 million) in 2025 from RMB2,947.4 million in 2024. The increase in utility costs was largely a result of an increase in customer power utilized and new data center facilities. Increase in depreciation and amortization costs was largely a result of increased properties and equipment. Cost of revenue as a percentage of net revenue decreased to 77.4% in 2025 from 78.5% in 2024.

Operating Expenses

Our total operating expenses increased by 146.7% to RMB2,641.2 million (US$377.7 million) in 2025 as compared to RMB1,070.6 million in 2024. The increase was primarily due to impairment losses of long-lived assets of RMB1,561.2 million (US$223.3 million) in 2025. Our total operating expenses as a percentage of our net revenue increased to 23.1% in 2025 from 10.4% in 2024.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 28.3% to RMB149.4 million (US$21.4 million) from RMB116.4 million in 2024, which was mainly due to the increase in personnel cost of RMB23.8 million.

General and Administrative Expenses. Our general and administrative expenses were RMB897.9 million (US$128.4 million) in 2025, compared with RMB917.9 million in 2024, which decrease mainly resulted from (i) a decrease in depreciation and amortization expenses of RMB46.7 million and (ii) a decrease in professional fee of RMB16.6 million, partially offset by (iii) an increase in taxes of RMB25.7 million and (iv) an increase in share-based payment expenses of RMB12.9 million.

Research and Development Expenses. Our research and development expenses decreased by 10.0% to RMB32.7 million (US$4.7 million) from RMB36.3 million in 2024. This decrease was primarily attributable to continuing cost control in 2025.

Impairment losses of long-lived assets. Impairment losses of long-lived assets of RMB1,561.2 million (US$223.3 million) were provided in 2025, which were mainly due to lower sales price and slower move-in of certain data centers with fixed lease terms. No impairment losses were provided in 2024.

Other Income (Expenses)

Interest Income. Our interest income increased by 71.6% to RMB154.0 million (US$22.0 million) in 2025 from RMB89.8 million in 2024, which was primarily a result of an increase in cash balance during 2025 as a result of issuance of ordinary shares and convertible bonds.

Interest Expenses. Our interest expenses decreased by 7.1% to RMB1,788.9 million (US$255.8 million) in 2025 from RMB1,924.6 million in 2024, which was primarily a result of lower interest rate.

Government Grants. Income from government grants increased by 13.5% to RMB30.9 million (US$4.4 million) in 2025 from RMB27.3 million in 2024, primarily due to the increase in certain government support we applied in 2025.

Foreign Currency Exchange (Loss) Gain, net. Changes in currency exchange rates resulted in a gain of RMB1.5 million (US$0.2 million) in 2025 as compared to a gain of RMB18.9 million in 2024. The smaller exchange gain in 2025 was primarily due to the appreciation of RMB against U.S. dollar in later 2025.

Gain on deconsolidation of subsidiaries

Gain on deconsolidation of subsidiaries of RMB2,364.1 million (US$338.1 million) in 2025 was mainly due to the deconsolidation of the project companies through asset monetization transactions including ABS and GDS C-REIT.

Income Tax Benefits (Expenses)

Income tax expenses were RMB469.7 million (US$67.2 million) in 2025, compared to income tax expenses of RMB156.1 million in 2024. Our income tax benefits (expenses) are comprised of current tax expense, mainly attributable to certain profitable subsidiaries in mainland China, and deferred tax impact. The increase in income tax expenses in 2025 was mainly due to the income tax incurred for the gain on selling the project companies to ABS and GDS C-REIT. The effective tax rate was 65.9% for 2025, compared with negative 25.4% for 2024, which was mainly due to the valuation allowance provided for the deferred tax assets arising from the impairment losses of long-lived assets.

Share of results of equity method investees

Share of results of equity method investees in 2025 was an income of RMB715.9 million (US$102.4 million), which included a loss on share of investees’ results under equity method of RMB965.1 million (US$138.0 million), primarily from DayOne, and a gain on dilution of equity method investment of RMB1,681.0 million (US$240.4 million) following the completion of part of DayOne’s Series C Convertible Preferred Share issuance.

(Loss) Income from Discontinued Operations

Income from discontinued operations was RMB4,074.7 million in 2024, consisting of loss from operations of discontinued operations, net of income taxes, of RMB400.8 million and gain on deconsolidation of subsidiaries, net of nil income taxes of RMB4,475.5 million. After deconsolidation of DayOne on December 31, 2024, there were no discontinued operations included in our consolidated financial statements.

Net (Loss) Income

As a result of the foregoing, net income was RMB959.4 million (US$137.2 million) in 2025, compared to a net income of RMB3,303.8 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenue

Our net revenue increased by 5.5% to RMB10,322.1 million in 2024 from RMB9,782.4 million in 2023. This increase was due to increases in service revenue of RMB540.0 million, mainly due to an increase in area utilized from 405,302 sqm as of December 31, 2023 to 453,094 sqm as of December 31, 2024, as (i) customers with commitments moved into the data center area, and (ii) new service contracts were signed by customers who commenced utilizing services during the period.

Cost of Revenue

Our cost of revenue increased by 3.4% to RMB8,099.4 million in 2024 from RMB7,831.2 million in 2023. This increase was primarily due to an increase of 9.3% in utility costs to RMB3,360.8 million in 2024 from RMB3,076.2 million in 2023, and an increase of 9.2% in personnel costs to RMB512.1 million in 2024 from RMB469.1 million in 2023. The increase in utility costs was largely a result of an increase in customer power utilized and new data center facilities. Increase in personnel costs was largely a result of increased headcount. Cost of revenue as a percentage of net revenue decreased to 78.5% in 2024 from 80.1% in 2023.

Operating Expenses

Our total operating expenses decreased by 74.3% to RMB1,070.6 million in 2024 as compared to RMB4,158.4 million in 2023. The decrease was primarily due to impairment losses of long-lived assets of RMB3,013.4 million in 2023. Our total operating expenses as a percentage of our net revenue decreased to 10.4% in 2024 from 42.5% in 2023.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 17.4% to RMB116.4 million from RMB140.9 million in 2023, which was mainly due to the decrease in share-based payment expenses of RMB18.7 million.

General and Administrative Expenses. Our general and administrative expenses were RMB917.9 million in 2024, compared with RMB966.0 million in 2023, which decrease mainly resulted from (i) a decrease in depreciation and amortization expenses of RMB96.1 million and (ii) a decrease in allowance for credit losses of RMB31.5 million, partially offset by (i) an increase in personnel cost of RMB19.8 million as a result of increased headcount in 2024, (ii) a cash reimbursement from the Company’s ADS depositary bank of RMB22.1 million in 2023, (iii) an increase in taxes of RMB14.9 million, and (iv) an increase in other expenses of RMB22.7 million.

Research and Development Expenses. Our research and development expenses decreased by 4.8% to RMB36.3 million from RMB38.2 million in 2023. This decrease was primarily attributable to cost control in 2024.

Impairment losses of long-lived assets. Impairment losses of long-lived assets of RMB3,013.4 million were provided in 2023 mainly due to lower sales price and slower move-in within fixed lease terms for the leased properties and proactive plans to consolidate certain data centers. No impairment losses were provided in 2024.

Other Income (Expenses)

Interest Income. Our interest income decreased by 4.5% to RMB89.8 million in 2024 from RMB94.0 million in 2023, which was primarily a result of a decrease in income generating deposits held during 2024.

Interest Expenses. Our interest expenses decreased by 0.6% to RMB1,924.6 million in 2024 from RMB1,936.5 million in 2023. This decrease was primarily a result of lower interest rate.

Government Grants. Income from government grants decreased by 67.7% to RMB27.3 million in 2024 from RMB84.4 million in 2023, primarily due to the expiration of certain government support policies.

Foreign Currency Exchange (Loss) Gain, net. Changes in currency exchange rates resulted in a gain of RMB18.9 million in 2024 as compared to a loss of RMB1.6 million in 2023, primarily due to the exchange gain from cash balances denominated in U.S. dollar held by our PRC entities as RMB depreciated against U.S. dollar during 2024.

Income Tax Benefits (Expenses)

Income tax expenses were RMB156.1 million in 2024, compared to income tax benefits of RMB15.6 million in 2023. Our income tax benefits (expenses) are comprised of current tax expense, mainly attributable to certain profitable subsidiaries in mainland China, and deferred tax impact. In 2023, the income tax benefits mainly arose from the impairment losses of long-lived assets and the amortization of deferred tax liabilities attributable to acquisitions. The income tax expenses in 2024 consisted of current tax expenses of RMB337.6 million arising from the profit generated by certain subsidiaries in mainland China and deferred tax benefits of RMB181.6 million mainly due to the amortization of deferred tax liabilities attributable to acquisitions.

(Loss) Income from Discontinued Operations

Income from discontinued operations was RMB4,074.7 million in 2024, consisting of loss from operations of discontinued operations, net of income taxes, of RMB400.8 million and gain on deconsolidation of subsidiaries, net of nil income taxes of RMB4,475.5 million. In 2023, loss from discontinued operations represented loss from operations of discontinued operations, net of income taxes of RMB359.4 million. The increase in loss from operations of discontinued operations, net of income taxes was mainly due to greater operating expenses for business expansion, partially offset by the increase in gross profit resulting from the increase in area utilized.

Net (Loss) Income

As a result of the foregoing, net income was RMB3,303.8 million in 2024, compared to a net loss of RMB4,285.4 million in 2023.

Variable Interest Entity Financial Information

The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for our company, the non-VIE subsidiaries, and the VIEs and their subsidiaries for the years and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	Year Ended December 31, 2025
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company (4)	subsidiaries(1)(2)	subsidiaries(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	2,542	9,020,229	11,275,197	(8,865,694)	11,432,274
Cost of revenue	(69,586)	(7,024,556)	(10,619,075)	8,866,358	(8,846,859)
Net income (loss)	949,643	688,111	107,577	(785,969)	959,362

	Year Ended December 31, 2024
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company (4)	subsidiaries(1)(2)	subsidiaries(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	6,952	8,252,368	10,086,220	(8,023,472)	10,322,068
Cost of revenue	(97,174)	(6,480,910)	(9,526,368)	8,005,013	(8,099,439)
Net (loss) income from continuing operations	(1,050,153)	(393,073)	214,697	457,617	(770,912)
Income (loss) from discontinued operations	4,475,539	(375,346)	—	(25,450)	4,074,743
Net income (loss)	3,425,386	(768,419)	214,697	432,167	3,303,831

	Year Ended December 31, 2023
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company (4)	subsidiaries(1)(2)	subsidiaries(1)(3)	adjustments (5)	Total

	(in thousands of RMB)
Net revenue	6,776	7,623,403	9,702,806	(7,550,537)	9,782,448
Cost of revenue	(121,592)	(5,988,643)	(9,270,933)	7,549,946	(7,831,222)
Net loss from continuing operations	(4,290,053)	(3,325,083)	(7,897)	3,697,016	(3,926,017)
Loss from discontinued operations	—	(351,900)	—	(7,476)	(359,376)
Net loss	(4,290,053)	(3,676,983)	(7,897)	3,689,540	(4,285,393)
(1)

The VIEs and their subsidiaries were contracting parties in IDC service agreements, while our non-VIE subsidiaries provided outsourcing and other services by charging service fees to the VIEs and their subsidiaries.

(2)Net revenue of the non-VIE subsidiaries disclosed above comprises of the following items:

●	net revenue for provision of services and sales of equipment to third parties, including DayOne after it was deconsolidated, of RMB291.2 million, RMB364.9 million and RMB290.2 million (US$41.5 million) in 2023, 2024 and 2025, respectively;
●	net revenue for provision of outsourcing and other services to the VIEs and their subsidiaries of RMB7,312.8 million, RMB7,792.6 million and RMB8,711.1 million (US$1,245.7 million) in 2023, 2024 and 2025, respectively;
●	net revenue for services provided to discontinued operations, mainly including commission and procurement services fees of RMB1.7 million and RMB38.2 million in 2023 and 2024, respectively;
●	net revenue for services provided to our company of RMB9.1 million (US$1.3 million) in 2025; and
●	other sales, which mainly represented the equipment sales, to the VIEs and their subsidiaries, of RMB17.7 million, RMB56.7 million and RMB9.8 million (US$1.4 million) in 2023, 2024 and 2025, respectively.

(3)Net revenue of the VIEs disclosed above comprises of the following items:

●	net revenue for provision of services and sales of equipment to third parties of RMB9,489.5 million, RMB9,919.0 million and RMB11,142.1 million (US$1,593.3 million) in 2023, 2024 and 2025, respectively, which is the net revenue of VIEs and their subsidiaries disclosed in Note 2(a) to our consolidated financial statements;

●	net revenue for provision of construction services, research and development services, colocation and managed services and equipment sales to the non-VIE subsidiaries of RMB213.3 million, RMB167.2 million and RMB133.1 million (US$19.0 million) in 2023, 2024 and 2025, respectively.
(4)

Net revenue of our company in the years ended December 31, 2023, 2024 and 2025 mainly represents the service fees charged to the non-VIE subsidiaries, discontinued operations and DayOne after it was deconsolidated.

(5)	To eliminate the above intra-group transactions and our company’s equity in gain or loss of subsidiaries, the VIEs and their subsidiaries.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2025
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Assets
Current assets
Cash and cash equivalents	3,009,874	6,754,642	4,541,442	—	14,305,958
Accounts receivable, net of allowance for credit losses	—	38,768	2,428,590	—	2,467,358
Other current assets	687,911	655,177	431,092	(39)	1,774,141
Total current assets excluding amounts due from the entities within the Group	3,697,785	7,448,587	7,401,124	(39)	18,547,457
Property and equipment, net (1)	—	36,507,657	1,573,740	(27,573)	38,053,824
Goodwill	—	5,187,717	—	—	5,187,717
Deferred tax assets	—	287,606	103,381	232	391,219
Long-term investments in equity investees	9,164,612	887,736	—	—	10,052,348
Other non-current assets (1)	—	7,475,826	292,389	(2,282)	7,765,933
Total assets excluding investments, loans and amounts due from the entities within the Group	12,862,397	57,795,129	9,370,634	(29,662)	79,998,498
Investments, loans and amounts due from the entities within the Group (2)	26,420,808	8,547,835	2,219,717	(37,188,360)	—
Total assets	39,283,205	66,342,964	11,590,351	(37,218,022)	79,998,498

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (3)	—	2,472,225	282,433	197,076	2,951,734
Accounts payable	930	1,540,456	390,791	—	1,932,177
Finance lease and other financing obligations, current	—	648,156	48,986	—	697,142
Other current liabilities	107,882	913,967	525,457	—	1,547,306
Total current liabilities, excluding amounts due to the entities within the Group	108,812	5,574,804	1,247,667	197,076	7,128,359
Long-term borrowings, excluding current portion	—	23,097,133	266,266	(186)	23,363,213
Convertible bonds payable	12,144,371	—	—	—	12,144,371
Finance lease and other financing obligations, non-current	—	6,251,591	802,388	—	7,053,979
Other non-current liabilities	—	2,412,128	159,387	—	2,571,515
Total liabilities, excluding amounts due to the entities within the Group	12,253,183	37,335,656	2,475,708	196,890	52,261,437
Amounts due to the entities within the Group (2) (3)	190,347	36,179,271	8,246,495	(44,616,113)	—
Total liabilities	12,443,530	73,514,927	10,722,203	(44,419,223)	52,261,437
Total mezzanine equity	1,056,663	—	—	—	1,056,663
Total equity (deficit)	25,783,012	(7,171,963)	868,148	7,201,201	26,680,398
Total liabilities, mezzanine equity and equity	39,283,205	66,342,964	11,590,351	(37,218,022)	79,998,498

	As of December 31, 2024
	Our	Non-VIE	VIEs and their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments	Total

	(in thousands of RMB)
Assets
Current assets
Cash and cash equivalents	1,498,062	4,510,777	1,858,820	—	7,867,659
Accounts receivable, net of allowance for credit losses	—	25,296	2,996,660	—	3,021,956
Other current assets	54,910	338,571	329,975	—	723,456
Total current assets excluding amounts due from the entities within the Group	1,552,972	4,874,644	5,185,455	—	11,613,071
Property and equipment, net (1)	—	38,361,913	1,895,324	(53,104)	40,204,133
Goodwill	—	5,886,379	—	—	5,886,379
Deferred tax assets	—	322,037	58,970	267	381,274
Long-term investments in equity investees	7,537,604	6,951	—	—	7,544,555
Other non-current assets(1)	61	7,633,291	388,649	(2,785)	8,019,216
Total assets excluding investments, loans and amounts due from the entities within the Group	9,090,637	57,085,215	7,528,398	(55,622)	73,648,628
Investments, loans and amounts due from the entities within the Group (2)	24,778,969	6,515,232	2,185,432	(33,479,633)	—
Total assets	33,869,606	63,600,447	9,713,830	(33,535,255)	73,648,628

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (3)	1,435,924	2,402,957	404,801	97,967	4,341,649
Accounts payable	1,066	2,089,567	502,672	—	2,593,305
Finance lease and other financing obligations, current	—	590,999	45,153	—	636,152
Other current liabilities	121,665	1,015,895	369,432	—	1,506,992
Total current liabilities, excluding amounts due to the entities within the Group	1,558,655	6,099,418	1,322,058	97,967	9,078,098
Long-term borrowings, excluding current portion	—	21,507,145	399,043	(203)	21,905,985
Convertible bonds payable	8,576,583	—	—	—	8,576,583
Finance lease and other financing obligations, non-current	—	6,750,459	851,192	—	7,601,651
Other non-current liabilities	—	2,645,285	172,393	—	2,817,678
Total liabilities, excluding amounts due to the entities within the Group	10,135,238	37,002,307	2,744,686	97,764	49,979,995
Amounts due to the entities within the Group (2) (3)	195,666	35,934,659	6,208,573	(42,338,898)	—
Total liabilities	10,330,904	72,936,966	8,953,259	(42,241,134)	49,979,995
Total mezzanine equity	1,080,656	—	—	—	1,080,656
Total equity (deficit)	22,458,046	(9,336,519)	760,571	8,705,879	22,587,977
Total liabilities, mezzanine equity and equity	33,869,606	63,600,447	9,713,830	(33,535,255)	73,648,628
(1)

The consolidation adjustments are to eliminate the unrealized profit primary for (a) sales of equipment from non-VIE subsidiaries to the VIEs and their subsidiaries, (b) the construction services provided by the VIEs and their subsidiaries to the non-VIE subsidiaries and (c) the capitalized research and development services provided by the non-VIE subsidiaries to the VIEs and their subsidiaries.

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

Selected Condensed Consolidated Cash Flows Information

	Year Ended December 31, 2025
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (1)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities (1)	(230,172)	2,751,109	844,806	(489)	3,365,254
Net cash (used in) provided by investing activities (1) (2)	(1,555,792)	(4,542,689)	2,177,111	881,371	(3,039,999)
Net cash provided by (used in) financing activities (2)	3,357,658	4,004,407	(375,167)	(880,882)	6,106,016

	Year Ended December 31, 2024
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (1)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities of continuing operations	(274,168)	2,500,421	(5,129)	(1,462)	2,219,662
Net cash used in operating activities of discontinued operations	—	(281,297)	—	—	(281,297)
Net cash (used in) provided by operating activities (1)	(274,168)	2,219,124	(5,129)	(1,462)	1,938,365
Net cash provided by (used in) investing activities of continuing operations	208,016	(1,473,249)	(236,574)	(338,554)	(1,840,361)
Net cash used in investing activities of discontinued operations	—	(6,920,177)	—	—	(6,920,177)
Net cash provided by (used in) investing activities(1)(2)	208,016	(8,393,426)	(236,574)	(338,554)	(8,760,538)
Net cash provided by (used in) financing activities of continuing operations	1,348,792	(1,181,940)	(332,573)	340,016	174,295
Net cash provided by financing activities of discontinued operations	—	16,883,042	—	—	16,883,042
Net cash provided by (used in) financing activities(2)	1,348,792	15,701,102	(332,573)	340,016	17,057,337

	Year Ended December 31, 2023
			VIEs and
	Our	Non-VIE	their	Consolidation	Consolidated
	company	subsidiaries	subsidiaries	adjustments (1)	Total

	(in thousands of RMB)
Net cash (used in) provided by operating activities of continuing operations	(68,805)	2,197,441	235,448	(4,808)	2,359,276
Net cash used in operating activities of discontinued operations	—	(294,019)	—	—	(294,019)
Net cash (used in) provided by operating activities (1)	(68,805)	1,903,422	235,448	(4,808)	2,065,257
Net cash used in investing activities of continuing operations	(1,285,317)	(3,416,796)	(86,336)	272,859	(4,515,590)
Net cash used in investing activities of discontinued operations	—	(2,827,863)	—	—	(2,827,863)
Net cash used in investing activities(1)(2)	(1,285,317)	(6,244,659)	(86,336)	272,859	(7,343,453)
Net cash provided by (used in) financing activities of continuing operations	622,659	937,895	(25,567)	(268,051)	1,266,936
Net cash provided by financing activities of discontinued operations	—	2,892,824	—	—	2,892,824
Net cash provided by (used in) financing activities(2)	622,659	3,830,719	(25,567)	(268,051)	4,159,760
(1)	The consolidation adjustments represent the elimination of intra-group payments from the non-VIE subsidiaries to one of the VIE’s subsidiaries, for the construction services rendered.

(2)

The consolidation adjustments are primarily to eliminate (a) our company’s investment in, loans and advances to the non-VIE subsidiaries with (b) the capitals, advances and loans received by the non-VIE subsidiaries from our company.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been net proceeds from operations, cash flow from short-term and long-term borrowings, issuance of debt and equity securities, including in our initial public offering, follow-on public offerings, private placement (including convertible preferred shares) and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had finance lease and other financing obligations. As of December 31, 2025, we had cash and cash equivalents of RMB14,306.0 million (US$2,045.7 million). In addition, as of December 31, 2025, total short-term debt was RMB3,648.9 million (US$521.8 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,951.7 million (US$422.1 million) and the current portion of finance lease and other financing obligations of RMB697.1 million (US$99.7 million). As of the same date, total long-term debt was RMB42,561.6 million (US$6,086.2 million), comprised of long-term borrowings (excluding current portion) of RMB23,363.2 million (US$3,340.9 million), the non-current portion of finance lease and other financing obligations of RMB7,054.0 million (US$1,008.7 million) and convertible bonds payable of RMB12,144.4 million (US$1,736.6 million). As of December 31, 2025, the unused amount of working capital and project financing credit was RMB3,563.4 million (US$ 509.6 million).

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

Our main sources of cash funding for the VIEs and their subsidiaries have included intercompany loans and cash advances from GDS Holdings, our subsidiaries and cash generated from operations. In the years ended December 31, 2023 and 2025, GDS Holdings and our subsidiaries did not provide any additional intercompany loans to the VIEs and their subsidiaries and the VIEs and their subsidiaries did not repay any existing intercompany loans to GDS Holdings and our subsidiaries. In the year ended December 31, 2024, GDS Holdings and our subsidiaries did not provide any additional intercompany loans to the VIEs or their subsidiaries and the VIEs and their subsidiaries repaid RMB132.0 million of existing intercompany loans to GDS Holdings and our subsidiaries. As of December 31, 2023, 2024 and 2025, the VIEs and their subsidiaries held cash and cash equivalents of RMB2,451.5 million, RMB1,858.8 million and RMB4,541.4 million (US$649.4 million), respectively.

In the year ended December 31, 2023, our company, through the intermediate holding companies, made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB1,285.3 million. In the year ended December 31, 2024, GDS Holdings received repayments from discontinued operations of RMB1,059.0 million and made capital contributions or provided intercompany loans to other non-VIE subsidiaries of RMB851.0 million. In the year ended December 31, 2025, our company, through the intermediate holding companies, made capital contribution or provided intercompany loans to the non-VIE subsidiaries of RMB889.0 million (US$127.1 million).

PRC entities need to appropriate reserve funds of 10% before distributing earnings until such reserve reaches 50% of paid in capital. Except as otherwise disclosed elsewhere in this annual report, there was no restriction or limitation on our company’s ability to receive earnings from our subsidiaries or to distribute them to U.S. investors during the years ended December 31, 2023, 2024 and 2025. Likewise, there was no restriction or limitation on the consolidated VIEs to settle obligations under the consolidated VIE contractual arrangements. As of December 31, 2025, certain subsidiaries, the VIEs and their subsidiaries had retained earnings of RMB5,502.9 million (US$786.9 million) in aggregate. No dividend or distribution was made through our subsidiaries or consolidated VIEs to our company during the years ended December 31, 2023, 2024 and 2025.

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

As of December 31, 2025, our cash and cash equivalents and restricted cash were deposited in major financial institutions located in mainland China, Hong Kong, Macau, Singapore and the United States. We currently believe that such limitations on payment in foreign currencies will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “—Statutory Reserves.”

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

As a result of these laws, rules and regulations relating to statutory reserves, foreign exchange conversion and withholding taxes described above, our subsidiaries, the VIEs and their subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their respective net assets to their offshore holding companies as dividends, loans or advances. As of December 31, 2025, the restricted net assets were RMB26,248.4 million (US$3,753.5 million), including those of the VIEs and their subsidiaries of RMB356.5 million (US$51.0 million) and our subsidiaries of RMB25,891.9 million (US$3,702.5 million), which mainly consisted of paid-in registered capital.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities from continuing operations	2,359,276	2,219,662	3,365,254	481,225
Net cash used in operating activities from discontinued operations	(294,019)	(281,297)	—	—
Net cash provided by operating activities	2,065,257	1,938,365	3,365,254	481,225
Net cash used in investing activities from continuing operations	(4,515,590)	(1,840,361)	(3,039,999)	(434,714)
Net cash used in investing activities from discontinued operations	(2,827,863)	(6,920,177)	—	—
Net cash used in investing activities	(7,343,453)	(8,760,538)	(3,039,999)	(434,714)
Net cash provided by financing activities from continuing operations	1,266,936	174,295	6,106,016	873,148
Net cash provided by financing activities from discontinued operations	2,892,824	16,883,042	—	—
Net cash provided by financing activities	4,159,760	17,057,337	6,106,016	873,148
Effect of exchange rate changes on cash and cash equivalents and restricted cash	154,302	(13,592)	(83,774)	(11,980)
Net (decrease) increase in cash and cash equivalents and restricted cash	(964,134)	10,221,572	6,347,497	907,679
Cash and cash equivalents and restricted cash at beginning of year	8,882,066	7,917,932	8,093,530	1,157,359
Cash and cash equivalents and restricted cash at end of year	7,917,932	18,139,504	14,441,027	2,065,038
Less: cash and cash equivalents and restricted cash of discontinued operations at end of year or deconsolidation date	(420,610)	(10,045,974)	—	—
Cash and cash equivalents and restricted cash of continuing operations at end of year	7,497,322	8,093,530	14,441,027	2,065,038

Operating Activities

Cash provided by operating activities from continuing operations was RMB3,365.3 million (US$481.2 million) in 2025, primarily due to net income of RMB959.4 million (US$137.2 million), adjusted primarily for (i) depreciation and amortization of RMB3,459.3 million (US$494.7 million), primarily relating to our data center property and equipment, (ii) impairment losses of long-lived assets of RMB1,561.2 million (US$223.3 million), (iii) share-based compensation expenses of RMB283.4 million (US$40.5 million), (iv) Operating lease cost relating to prepaid land use rights of RMB108.4 million (US$15.5 million), (v) amortization of debt issuance and commitment cost of RMB96.7 million (US$13.8 million) and (vi) changes in working capital, partially offset by (vii) gain on deconsolidation of subsidiaries of RMB2,364.1 million (US$338.1 million), (viii) share of results of equity method investees of RMB715.9 million (US$102.4 million), and (ix) deferred tax benefits of RMB97.3 million (US$13.9 million). Changes in working capital primarily consisted of (i) a decrease in accounts receivable of RMB502.0 million (US$71.8 million), partially offset by (ii) an increase in VAT recoverable of RMB388.9 million (US$55.6 million) mainly as a result of capital expenditures and (iii) an increase in other current assets of RMB119.4 million (US$17.1 million).

Cash provided by operating activities from continuing operations was RMB2,219.7 million in 2024, primarily due to net loss from continuing operations of RMB770.9 million, adjusted primarily for (i) depreciation and amortization of RMB3,243.0 million, primarily relating to our data center property and equipment, (ii) share-based compensation expenses of RMB296.5 million, (iii) amortization of debt issuance and commitment cost of RMB110.7 million and (iv) operating lease cost relating to prepaid land use rights of RMB110.1 million, partially offset by (v) deferred tax benefits of RMB181.6 million, (vi) net gain on disposal of property and equipment of RMB31.7 million and (vii) changes in working capital. Changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB665.9 million and (ii) an increase in VAT recoverable of RMB115.8 million mainly as a result of capital expenditures, partially offset by (iii) a decrease in other current assets of RMB109.8 million, (iv) an increase in accrued expenses and other payables of RMB104.0 million, and (v) a decrease in other non-current assets of RMB70.8 million.

Cash provided by operating activities from continuing operations was RMB2,359.3 million in 2023, primarily due to net loss of continuing operations of RMB3,926.0 million, adjusted primarily for (i) depreciation and amortization of RMB3,368.5 million, primarily relating to our data center property and equipment, (ii) impairment losses of long-lived assets of RMB3,013.4 million, (iii) share-based compensation expenses of RMB336.6 million, (iv) amortization of debt issuance and commitment cost of RMB140.6 million and (v) operating lease cost relating to prepaid land use rights of RMB107.0 million, partially offset by (vi) deferred tax benefits of RMB295.9 million and (vii) changes in working capital. Changes in working capital primarily consisted of (i) an increase in VAT recoverable of RMB388.3 million mainly as a result of capital expenditures, (ii) an increase in accounts receivable of RMB106.5 million, partially offset by (iii) a decrease in other current assets of RMB39.5 million.

Investing Activities

Net cash used in investing activities from continuing operations was RMB3,040.0 million (US$434.7 million) in 2025, which was primarily due to (i) the payments for purchase of property and equipment and land use rights of RMB4,691.1 million (US$670.8 million) for the development of our data centers, (ii) net payments acquisitions and investments of RMB791.5 million (US$113.2 million) and (iii) purchases of time deposits of RMB674.9 million (US$96.5 million), partially offset by (iv) receipts from disposal of equity investments and subsidiaries of RMB3,037.0 million (US$434.3 million), and (v) the proceeds from sale of property and equipment of RMB80.5 million (US$11.5 million).

Net cash used in investing activities from continuing operations was RMB1,840.4 million in 2024, which was primarily due to (i) the payments for purchase of property and equipment and land use rights of RMB3,169.3 million for the development of our data centers and (ii) net payments for acquisitions and investments of RMB82.8 million, partially offset by (iii) receipts of loan repayments from discontinued operations of RMB1,168.8 million, (iv) the proceeds from disposal of property and equipment of RMB203.9 million and (v) proceeds from disposal of subsidiaries of RMB39.0 million.

Net cash used in investing activities from continuing operations was RMB4,515.6 million in 2023, which was primarily due to (i) the payments for purchase of property and equipment and land use rights of RMB3,194.0 million for the development of our data centers, (ii) net payments for acquisitions and investments of RMB346.5 million and (iii) payments for investments and loans to discontinued operations of RMB1,017.3 million, partially offset by (iv) the proceeds from disposal of property and equipment of RMB18.6 million, and (v) proceeds from disposal of equity investments and subsidiaries of RMB23.6 million.

Financing Activities

Net cash provided by financing activities from continuing operations was RMB6,106.0 million (US$873.1 million) in 2025, which was primarily due to (i) proceeds from borrowings of RMB12,546.6 million (US$1,794.1 million), (ii) proceeds from convertible bonds of RMB3,852.9 million (US$551.0 million), (iii) net proceeds from issuance of ordinary shares of RMB1,015.7 million (US$145.2 million), (iv) capital contribution from non-controlling shareholders of RMB776.7 million (US$111.1 million) and (v) proceeds from other financing arrangements of RMB180.0 million (US$25.7 million), partially offset by (iv) repayment of borrowings of RMB11,311.8 million (US$1,617.6 million), (v) payment under finance lease and other financing obligations of RMB626.7 million (US$89.6 million), (vi) payment for purchase of property and equipment through vendor financing of RMB113.1 million (US$16.2 million) and (vii) payment of debt issuance cost of RMB80.4 million (US$11.5 million).

Net cash provided by financing activities from continuing operations was RMB174.3 million in 2024, which was primarily due to proceeds from borrowings of RMB6,655.9 million and proceeds from other financing arrangements of RMB200.0 million, partially offset by repayment of borrowings of RMB6,026.8 million, payment under finance lease and other financing obligations of RMB545.9 million, payment of debt issuance cost of RMB54.8 million and payment of redeemable preferred shares dividends of RMB54.2 million.

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

As of December 31, 2023, 2024 and 2025, PRC entities had RMB225.9 million, RMB316.7 million and RMB397.8 million (US$56.9 million), respectively, in their statutory reserves.

Capital Expenditures

We had capital expenditures for continuing operations, excluding payments related to acquisitions and investments and payments for purchase of time deposits, of RMB3,175.4 million, RMB2,965.4 million and RMB4,610.6 million (US$659.3 million) in 2023, 2024 and 2025, respectively. Our capital expenditures were primarily for the purchase of equipment, prepaid land use rights reported in investing activities in the consolidated financial statements and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities.

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

For the years ended December 31, 2023, 2024 and 2025, the VIEs and their subsidiaries contributed 97.0%, 96.1% and 97.5%, respectively, of our total net revenue.

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

In June 2023, we repurchased approximately US$299,910,000 aggregate principal amount of the 2025 Notes. Pursuant to the indenture dated as of June 5, 2018 relating to the 2025 Notes by and between our company and The Bank of New York Mellon, as trustee, each holder had the right, at the option of such holder, to require us to repurchase all of such holder’s 2025 Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on June 1, 2023. The repurchases were consummated through holders’ exercise of their repurchase right. The repurchased 2025 Notes were canceled accordingly. 2025 Notes in the aggregate principal amount of US$80,000 remained outstanding after such repurchases and was fully repaid in June 2025 upon maturity.

Series A Convertible Preferred Shares

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. If the aggregate amounts of dividend on its ordinary shares are higher than the cumulative preferred share dividends over the four consecutive quarters, the holders of preferred shares have the right to receive the dividend in an amount equal to the dividend paid to the holders of ordinary shares (treating each holder of convertible preferred shares as being the holder of the number of Class A ordinary shares into which such holder’s convertible preferred shares would be converted if such shares were converted at the end of each period). The convertible preferred shares are convertible into 33,707,864 Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. Assuming conversion of all the Series A convertible preferred shares held by its affiliate, Ping An Overseas Holdings would have beneficially owned 2.1% of our Class A ordinary shares as of March 31, 2026. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq. Assuming that either of the two foregoing events occurred on December 31, 2025 and that all holders exercised their redemption right to require our Company to purchase all of the convertible preferred shares, the total purchase price would have been RMB1.1 billion (US$0.2 billion) and total cash would have been reduced by the same amount in the event of such redemption. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends.

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

Ordinary Shares

On May 30, 2025, we completed our underwritten registered public offering of 5,980,000 ADSs, representing 47,840,000 Class A ordinary shares, at a public offering price of US$24.50 per ADS, and reflecting the exercise in full by the underwriters of their option to purchase 780,000 additional ADSs, representing 6,240,000 Class A ordinary shares. We received net proceeds of approximately US$141.4 million, after deducting underwriting commissions and offering expenses.

Also on May 30, 2025, we completed a registered public offering of 6,000,000 ADSs, representing 48,000,000 Class A ordinary shares, or the delta placement of borrowed ADSs at a public offering price of US$24.50 per ADSs, which we lent to an affiliate of the underwriter in the abovementioned ADS offering, such affiliate being the ADS Borrower, pursuant to an ADS lending agreement with such ADS Borrower. The ADS Borrower or its affiliate received all of the proceeds from the sale of the borrowed ADSs. We did not receive any proceeds from the delta placement of borrowed ADSs but received from the ADS Borrower a nominal lending fee, which was applied to fully pay up the Class A ordinary shares underlying the borrowed ADSs. The borrowed ADSs were sold concurrently with the pricing of the belowmentioned offering of 2.25% convertible senior notes due 2032 and the abovementioned offering of 5,980,000 ADSs, which offerings also closed on May 30, 2025. We were informed by the ADS Borrower that it or its affiliates intended to use the short position resulting from the delta placement of the borrowed ADSs to facilitate privately negotiated derivatives transactions related to the notes.

Convertible Senior Notes due 2032

On May 30, 2025, we completed our offering of US$550 million aggregate principal amount of 2.25% convertible senior notes due 2032 (including full exercise of the initial purchasers’ option to purchase additional notes), raising approximately US$534.7 million in net proceeds to us after deducing underwriting commissions and other offering expenses. The notes were offered in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The notes will mature on June 1, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The 2032 notes are subject to repurchase by GDS at the option of the holders on 1 June 2029 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. Prior to the close of business on the business day immediately preceding December 1, 2031, the notes will be convertible only upon satisfaction of certain conditions and during certain periods. On or after December 1, 2031 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at their option at any time. Upon conversion, we will pay or deliver, as the case may be, cash, the ADSs or a combination of cash and ADSs, at our election. Holders may also elect to receive Class A ordinary shares in lieu of any ADSs deliverable upon conversion, subject to certain procedures and conditions set forth in the terms of the notes. The notes may be converted at an initial conversion rate of 30.2343 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$33.08 per ADS), which rate is subject to the occurrence of certain events, or 16,628,865 ADSs, representing 133,030,920 Class A ordinary shares, assuming conversion of the entire US$550 million aggregate principal amount at the initial conversion rate.

Series B Convertible Preferred Shares

In February 2026, we completed a private placement of 300,000 Series B convertible preferred shares to Huatai Capital Investment Limited for a total consideration of US$300 million. Pursuant to the terms of the investment, during the first six years from their issuance date, the convertible preferred shares accrue a minimum 3.75% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the sixth anniversary of the issuance date, the convertible preferred shares accrue a 6.75% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding.

The convertible preferred shares will be convertible into our Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of approximately US$54.43 per ADS, subject to customary anti-dilution adjustments, such as the issuance of ordinary shares as dividend or a subdivision or combination of ordinary shares. Prior to conversion, the holders of the convertible preferred shares are entitled to the number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is convertible into. Therefore, such holders of the convertible preferred shares will be able to vote on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class. Upon exercise in full of the conversion rights attached to the convertible preferred shares at the conversion price, a total of approximately 5,512,072 ADSs (or 44,096,580 ordinary shares) will be issued. Assuming conversion of all the Series B convertible preferred shares, Huatai Capital Investment Limited would have beneficially owned 2.7% of our Class A ordinary shares as of March 31, 2026. The convertible preferred shares will not be convertible at any time on or prior to March 31, 2027. From April 1, 2027 until September 30, 2031, if the last closing price for twenty of thirty days at the end of the calendar quarter is greater than 130% of the conversion price, the holder shall have the right to convert in the following calendar quarter. We may redeem the convertible preferred shares at our election, beginning on February 13, 2029, provided certain conditions are met, including our ADS trading price achieving a specified price threshold of 150% of the conversion price for at least twenty trading days in any period of thirty consecutive trading days. The convertible preferred shares will not be redeemable before February 6, 2032, except in connection with certain trigger events as described above. On or after February 6, 2032, we may redeem all but not part of the convertible preferred shares at our option, at a redemption price per share equal to 100% of their face value, and including accrued and unpaid dividends. The holder of the convertible preferred shares has the option to require us to repurchase any convertible preferred shares held in the event of a fundamental change (as defined in the terms of the convertible preferred shares and including delisting or change or control), at a repurchase price per share equal to 100% of their face value, and including accrued and unpaid dividends. If the holder elects to convert the convertible preferred shares (instead of requiring us to repurchase) upon the occurrence of a fundamental change or other redemption rights of ours (other than the redemption right on or after February 6, 2032), the conversion rate will be subject to make-whole adjustments. Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, after satisfaction of all liabilities and obligations to our creditors, holders of the Series B convertible preferred shares will enjoy a liquidation preference over our ordinary shareholders of the greater of (i) stated value of the shares plus accrued but unpaid dividends; and (ii) the payment the holder would have been entitled to had it converted into ordinary shares immediately prior to such liquidation. The holder shall not transfer title to the Series B convertible preferred shares for so long as it remains outstanding.

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

Series B Convertible Preferred Shares Issued by DayOne

In October 2024, our then-consolidated subsidiary, DayOne further entered into definitive agreements for certain institutional private equity investors, including Coatue Management and The Baupost Group, to subscribe for US$1.0 billion of Series B convertible preferred shares newly issued by DayOne. In December 2024, DayOne entered into amendments to the definitive agreements for the Series B convertible preferred shares new issue initially announced in October 2024, as a result of which the new issue has been upsized from US$1.0 billion to US$1.2 billion at the same pre-money equity valuation. The upsize was mainly committed by renowned new investors, including the SoftBank Vision Fund and Kenneth Griffin, CEO of Citadel. The Series B subscription price implied a pre-money equity valuation for DayOne of approximately US$2.5 billion. The Series B subscription price per share represented a 75% premium to the subscription price for the Series A new issue which DayOne entered into during March 2024. As of December 31, 2025, following the initial closing of DayOne’s Series C equity financing, we owned an equity interest in DayOne of 30.1%. As of the date of this annual report, following the closing of the upsizing of DayOne’s series C equity financing and DayOne’s repurchase of a portion of our shares in DayOne, we owned an equity interest in DayOne of approximately 19.9%. DayOne established an additional equity incentive plan which, together with its existing equity incentive plan, provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of DayOne’s share capital in issue at closing. GDS and certain Series B investors have the right to appoint directors to the Board of DayOne proportionate with their ownership. Each Series B share is entitled to one vote and will be convertible into one ordinary share of DayOne at any time at the holder’s option. All Series B shares will automatically convert into ordinary shares of DayOne at, or following, completion of DayOne’s IPO, subject to certain conditions.

Loans and borrowings

As of December 31, 2024 and 2025, we had short-term borrowings of RMB1,798.5 million with weighted average interest rate of 6.39%, and RMB411.4 million (US$58.8 million) with weighted average interest rate of 2.20%, respectively, and long-term borrowings (including current portion) of RMB24,449.1 million with weighted average interest rate of 4.12%, and RMB25,903.5 million (US$3,704.2 million) with weighted average interest rate of 3.90%, respectively, taking into consideration of debt issuance costs relating to the facilities.

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

There are certain other events in the loan facility agreements the occurrence of which could obligate us to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if our borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if we fail to maintain our shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) the Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. The terms of these loan agreements also include cross default provisions which could be triggered if our company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding RMB50 million (US$7.1 million), when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the PBOC in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2025, our company was in compliance with all of the abovementioned covenants.

As of December 31, 2025, we had total working capital and project financing credit facilities of RMB28,329.5 million (US$4,051.1 million) from various financial institutions, of which the unused amount was RMB3,563.4 million (US$509.6 million). As of December 31, 2025, we had drawn down RMB24,766.1 million (US$3,541.5 million) under these loan facilities, of which RMB406.8 million (US$58.2 million), net of debt issuance costs of RMB3.2 million (US$0.5 million) was recorded in short-term borrowings and RMB24,307.9 million (US$3,476.0 million), net of debt issuance costs of RMB48.2 million (US$6.9 million), was recorded in long-term borrowings, respectively. Drawdowns from these credit facilities are subject to the approval of the relevant lending financial institution and are subject to the terms and conditions of each loan agreement.

Below is a summary of the abovementioned secured and unsecured borrowings, which are in RMB and USD denominations:

RMB Loans

	Total Credit Facility as of	Total Drawdown Amount as of
Purpose	December 31, 2025 (RMB (US$) million)	December 31, 2025(3) (RMB (US$) million)
Data Centers(1)	27,740.1 ($3,966.8)	24,176.7 ($3,457.2)
Corporate(2)	412.2 ($58.9)	412.2 ($58.9)

USD Loans

	Total Credit Facility as of	Total Drawdown Amount as of
Purpose	December 31, 2025 (US$ million)	December 31, 2025(3) (US$ million)
Data Centers(1)	25.2	25.2

(1)Refers to loans for which the use of proceeds is for development and acquisition of new data centers and related operating costs.

(2)Refer to loans for which the use of proceeds is for working capital and general corporate purposes.

(3)Drawdown amount does not deduct debt issuance costs of RMB51.4 million (US$7.4 million) in total.

The following table sets forth our short-term and long-term borrowings as of December 31, 2025:

		Payment due by period
		Less than			More than 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of RMB)
Short-term borrowings(1)	410,000	410,000	—	—	—
Long-term borrowings(1)	24,356,084	2,468,483	6,020,365	5,571,355	10,295,881
(1)	Refers to loans from financial institutions for data center project financing, working capital and general corporate purposes. Does not include interests or debt issuance costs.
C.	Research and Development, Patents and Licenses, etc.

Sourcing and Development

See “Item 4. Information on the Company—B. Business Overview—Data Center Sourcing and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Innovation, Technology and Intellectual Property.”

D.	Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2025. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Critical Accounting Policies and Estimates

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

Consolidation of VIEs

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. Our operations are primarily conducted through the VIEs and their subsidiaries, to comply with relevant PRC laws and regulations, which prohibit foreign investment in companies that are engaged in data center-related businesses. Individuals acting as nominee equity holders hold the legal equity interests of Management HoldCo on our behalf. The equity holders of Management HoldCo are Hui Zhou (senior vice president, public affairs and Northern China business), Yan Liang (executive vice president, data center operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business). Management HoldCo holds the legal equity interests of GDS Beijing and GDS Shanghai on our behalf.

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

Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our consolidated mainland China subsidiaries, the consolidated VIEs and their shareholders is valid, legally binding and enforceable in accordance with its terms. However, there are uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control our VIEs may preclude us from consolidating these companies in the future. In our opinion, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.

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

We derive substantially all of our revenue from the delivery of colocation services and managed services, including managed hosting services and managed cloud services.

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

Our colocation service and managed service contracts with customers contain both lease and non-lease components. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. In addition, we have performed a qualitative analysis to determine that the non-lease component is the predominant component of our revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the criteria for the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2023, 2024 and 2025.

Revenue recognized for colocation or managed hosting and cloud services delivered is recorded within accounts receivable if we have an unconditional right to the consideration. Otherwise, it is recorded as contract assets. We generally bill the customer on a monthly or quarterly basis in arrears.

Cash received in advance from customers prior to the delivery of the colocation or managed hosting and cloud services is recorded as deferred revenue.

Equity method investments

Our investments in entities in which we can exercise significant influence but do not own a majority equity interest or control are generally accounted for under the equity method of accounting. Equity method investments are initially measured at cost, except for the retained investments in the common stock of an investee (including a joint venture) in a deconsolidation transaction which are initially measured at fair value. Key estimates and assumptions used to determine the fair value include the amount and timing of future expected cash flows, and discount rate. Basis differences are the differences between our initial cost of the investment and our proportionate share of the individual assets and liabilities of the investee (historical carrying value). When an investee meets the definition of a business, any excess of the initial cost of the investment over the proportional fair value of the assets and liabilities of the investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. Equity method investments are subsequently adjusted for our share of the income and losses of the investees and adjustments related to (i) elimination of intra-entity profits and losses, (ii) amortization of any basis differences subject to amortization, (iii) our share of changes in the investee’s capital and other comprehensive income. Our proportionate share of the income or loss from its equity method investment is recorded in others, net on the consolidated statement of operations as the amount is immaterial for the years ended December 31, 2023 and 2024. Our proportionate share of the income or loss from its equity method investment is recorded in share of results of equity method investees on the consolidated statement of operations for the year ended December 31, 2025. Our proportionate share of other comprehensive income is recorded in other comprehensive income. We review our investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees’ fair value. We did not record any impairment losses related to our equity method investment for the years ended December 31, 2023, 2024 and 2025.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized, which is the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is not deductible for tax purposes. Goodwill acquired in a business combination is assigned to reporting units that are expected to benefit from the synergies of the combination. When we reorganize our reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned to the reporting units affected using a relative fair value allocation approach. When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business is included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount is based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.

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

We have the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the years ended December 31, 2024 and 2025, the Company performed qualitative assessments and evaluated all abovementioned factors to conclude that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit. Therefore, no further quantitative impairment testing on goodwill was performed for the years ended December 31, 2024 and 2025. Due to the changing market conditions and fluctuations in the share price of the Company, the Company performed quantitative assessment for the year ended December 31, 2023. The Company estimated fair value using the income approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary. No impairment losses were recorded for goodwill for the years ended December 31, 2023, 2024 and 2025.

Impairment of Long-Lived Assets

We test long-lived assets (including property and equipment, prepaid land use rights, operating lease right-of-use assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. We determine the fair value of the data center assets based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participants would pay to sub-lease and acquire the remaining data centers assets. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach. Significant inputs used in the income approach primarily included sales price and utilization rates used to estimate the forecasted undiscounted cash flows expected to result from the data center assets’ operation, and discount rate. For purposes of impairment testing of long-lived assets, we have concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

When an impairment loss is recognized, it is allocated to the assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

For the year ended December 31, 2023, impairment losses for the Company’s data centers’ long-lived assets of RMB3,013.4 million were recognized. For the year ended December 31, 2025, impairment losses of RMB1,561.2 million (US$223.3 million) were recognized, which were mainly due to lower sales price and slower move-in of certain data centers with fixed lease terms. No impairment loss was recorded for the year ended December 31, 2024.

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

We account for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity-classified awards. The grant-date fair value of the award is recognized as compensation expense, net of forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. We recognize compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for each separately-vesting portion of the award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

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

Recently Issued Accounting Standards

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which required disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. It should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. We will adopt the disclosure requirements from annual reports for fiscal year ending December 31, 2027 and are currently in the process of evaluating the disclosure impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarified the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. This ASU also made additional clarifications to assist stakeholders in applying the guidance. This ASU also clarified that the induced conversion guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. This ASU permits an entity to apply the new guidance on either a prospective or a retrospective basis. We adopted the standard in the first quarter of 2026 and the adoption of the standard did not have a significant impact on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provide a practical expedient that in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. This ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this ASU prospectively. We adopted the standard in the first quarter of 2026 and the adoption of the standard did not have a significant impact on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. We will adopt the standard from fiscal year ending December 31, 2029 and are currently in the process of evaluating the impact on our consolidated financial statements.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors, executive officers and senior management.

Name	Age	Position/Title
William Wei Huang‡	58	Chairman and chief executive officer
Daniel Newman	65	Chief financial officer
Sio Tat Hiang†	78	Vice-chairman
Satoshi Okada‡	67	Director
Bruno Lopez†	61	Director
Liu Chee Ming†	75	Director
Lim Ah Doo‡	76	Independent director
Bin Yu°°	56	Independent director
Zulkifli Baharudin	66	Independent director
Chang Sun‡	69	Independent director
Gary J. Wojtaszek‡	60	Director
Judy Qing Ye	56	Independent director
Jonathan King	49	Member of the executive committee
Yan Liang	50	Executive vice president, data center operation and delivery
Kejing Zhang	43	Executive vice president, sales and service
Jessie Yixin Qian	54	Executive vice president, operation

†    Designated as an STT Garnet appointee.

‡    Designated as a Class B director nominee and subject to Class B 50-vote-per-share voting.

°°   Designated as a director subject to Class B 50-vote-per-share voting.

We have received from each independent director an annual confirmation of his/her independence pursuant to the Hong Kong Listing Rules and we consider them as independent.

Mr. William Wei Huang is our founder, chairman of our board of directors and, since 2002, has served as our chief executive officer. From 2004 to 2020, Mr. Huang also served as a director of Haitong-Fortis Private Equity Fund Management Co., Ltd., a domestic private equity fund management company in China. Prior to founding our company, he served as a senior vice president of Shanghai Meining Computer Software Co., Ltd., which operates StockStar.com, a website primarily providing finance and securities related information and services in China. Mr. Huang also acts as a director of DayOne, in which we hold minority equity interest. Mr. Huang acted as the chairman of DayOne until April 2026.

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

Mr. Sio Tat Hiang is vice-chairman of our board of directors and has been a director of our company since August 2014. From 2020 to 2025, Mr. Sio was a director of Singapore Technologies Telemedia Pte Ltd (an indirect shareholder of STT GDC), and STT Communications Ltd. From 2012 to 2020 Mr. Sio was a director of STT GDC, from 2017 to 2020 Mr. Sio was the chairman of the board of STT GDC and from 2017 to 2022 Mr. Sio was the Chairman of the Board of Virtus HoldCo Limited. In addition, Mr. Sio currently also sits on the Board of U Mobile Sdn Bhd and is the chairman of the board of STT Global Data Centers India Private Limited. He graduated with a bachelor’s degree in business administration with honors from the National University of Singapore and attended the London Business School Senior Executive Programme.

Mr. Satoshi Okada has been a director of our company since June 2014. From 2000 to 2005, he held various management positions within the SoftBank Corp. group. Since 2008, he has also served as a Director of Alibaba.com Japan, which is engaged in Alibaba-related businesses. In addition, Mr. Okada served as a Director of Alibaba.com when it was publicly listed in Hong Kong from 2007 to 2012. He currently also serves as a director of DayOne, in which we hold minority equity interest.

Mr. Bruno Lopez has been a director of our company since August 2014. Mr. Lopez is President and Group Chief Executive Officer of ST Telemedia Global Data Centres (STT GDC). He has been responsible for the overall leadership, strategic direction, growth and development of the STT GDC group since its inception in 2014. Under his leadership, STT GDC has become one of the fastest-growing data center providers across Asia and Europe. The company has built a substantial portfolio of integrated data centers across a global platform, serving all the major cloud service providers and enterprises in Singapore, India, Thailand, South Korea, Indonesia, Japan, Philippines, Malaysia and Vietnam; and through VIRTUS Data Centres in the UK, Germany and Italy. Mr. Lopez oversees the strategic and operational priorities of these companies in various jurisdictions, serving our global customers. His leadership has been instrumental in steering the company to market leadership positions in key economies, establishing STT GDC as a prominent player in the global data centre industry. An industry veteran with over 30 years of experience in the telecommunications and data center industry, Mr. Lopez has won many industry accolades recognizing his dedication, expertise, and innovation in shaping the future of digital infrastructure and technology. Mr. Lopez’s track record includes founding roles as the CEO and Executive Director of Keppel Data Centres where he played a key role in building up the company’s growth and expansion across Asia and Europe. He also established the Securus Data Property Fund, an investment fund focused on data center assets in the Asia-Pacific region, Europe, and the Middle East, which later merged with Keppel Data Centres’ assets during the company’s SGX REIT listing. Mr. Lopez holds a Bachelor of Arts degree with Honours from the National University of Singapore and a Master’s degree from Rutgers University, USA.

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

Mr. Lim Ah Doo has served as our director since August 2014. He is currently chairman and independent non-executive director of Olam Group Limited, formerly known as Olam International Limited. He was previously an independent director of ST Engineering and a member of its audit committee from 2015 to 2024, and a director of Singapore Technologies Telemedia Pte Ltd and STT Communications Ltd and chairman of STT Communications Ltd’s audit committee from 2020 to 2023. Prior to that at various times from 2016 to 2023, he acted as a director and audit committee chairman of STT GDC and its subsidiaries Virtus and STT GDC India. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). From 2003 to 2007, he was president and then vice chairman of the RGM group International (RGMI), a leading global resource-based group and in 2008, he served as deputy chairman RGMI. Mr. Lim obtained a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and an MBA from the Cranfield School of Management. Mr. Lim also acts as a director and the chairman of DayOne, in which we hold minority equity interest.

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

Mr. Gary J. Wojtaszek has served as our director since June 2018, and previously served as an observer of our board of directors beginning in October 2017. He brings extensive experience founding, scaling, and monetizing both private and public companies. Mr. Wojtaszek is the Founder and Chief Executive Officer of RecNation, the largest institutional owner of specialized boat and RV storage facilities in the United States. He previously served as President and Chief Executive Officer of CyrusOne, Inc. from August 2011 to February 2020, where he led the company’s transformation into a leading global, carrier-neutral hyperscale data center platform and one of the top-performing REITs in the United States during his tenure. Prior to CyrusOne, Mr. Wojtaszek served as Chief Financial Officer and a member of the board of Cincinnati Bell Inc., where he was responsible for the data center business and led the creation, spin-off, and IPO of CyrusOne. Earlier in his career, he held senior financial leadership roles across the semiconductor, automotive, and education sectors. He currently serves on the boards of Quantum Loophole, Nxtra Data Centers, and Ark data centers, and recently served on the board of Talen Energy, where he played a key role in its restructuring and in advancing the development of a data center campus co-located with a nuclear power facility through Cumulus Data. In March of 2026, he assumed the role of Executive Chairman and interim CEO of PURE data centers based in London, England, and contemporaneously resigned as the vice-chairman and director of DayOne, headquartered in Singapore, which he has been involved in, with inception of that company. Mr. Wojtaszek is an industry advisor to The Carlyle Group, Oaktree Capital, and General Atlantic/Actis, and serves on the board of the data center engineering program at Southern Methodist University. Mr. Wojtaszek holds a B.A. from Rutgers University and an M.B.A. from Columbia University.

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

Mr. Jonathan King has been a member of our executive committee since October 2016 and has been involved with our company since 2014, in his role as Group Chief Strategy and Investment Officer of ST Telemedia Global Data Centres (STT GDC). In this role, he is responsible for leading the growth of STT GDC into new regions in addition to managing the existing portfolio of investments. Since joining STT GDC, Mr. King has been leading the establishment and expansion of STT GDC’s high quality platforms across 12 geographies with significant presence in Asia and Europe. Prior to joining STT GDC, Mr. King was instrumental in the formation and operation of Securus Data Property Fund (Securus) where he was co-CEO. Securus was an investment fund that developed a portfolio of high quality data centers across Asia Pacific and Europe. Prior to this, Mr. King was an Associate Director at Macquarie Bank focused on real estate investment banking. Mr. King has over 25 years of global investment experience in the data center, finance, real estate and engineering industries. In the data centre space, he has led over US$6.0bn of transactions since 2011. Mr. King holds a Bachelor’s Degree in Engineering (Honours) from the University of Sydney, Australia and a Graduate Diploma of Finance and Investment from Financial Services Institute of Australasia (FINSIA). He is also a Graduate Member of the Australian Institute of Company Directors (AICD).

Ms. Yan Liang joined our company in 2010 and has served as our senior vice president of data center operation and delivery since March 2014 and our executive vice president of data center operation and delivery since April 2024. Ms. Liang is currently also responsible for data center operation efficiency enhancement and asset management. Ms. Liang serves on the China Data Center Committee as vice chairman with responsibility for contributing to white papers for data center operation system architecture, data center infrastructure management system, and best energy efficiency methodology. Prior to joining us in 2010, Ms. Liang served as a director of operations and business development with COSCO’s global data center business where she had responsibility for information system centralization, construction of large data centers, establishment and promotion of ITIL operation management systems and global disaster recovery from 1997 to 2010. Ms. Liang received a bachelor’s degree from Tongji University and an MBA from Fudan University.

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

Weighted Voting Rights (WVR) Structure

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Class A ordinary shares and Class B ordinary shares carry equal rights, generally rank pari passu with one another and are entitled to one vote per share at general meetings of shareholders, except for only the following matters at general meetings of shareholders, with respect to which Class B ordinary shares are entitled to 50 votes per share: (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders. These rights are categorized as WVR structure, under the Hong Kong Listing Rules. As a result, we are deemed as a company with a WVR structure. For further information about the risks associated with our WVR structure, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

As of March 31, 2026, the beneficiary of the WVR structure was Mr. Huang, the beneficial owner of the 43,590,336 Class B ordinary shares then issued and outstanding.

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

Article 86(4) of our Articles of Association provides that for so long as Mr. Huang continues to have beneficial ownership in not less than two point seventy five per cent. (2.75%) of the then issued share capital of our company on an as converted basis (subject to certain exclusions), the holders of the Class B Ordinary Shares shall have the right to nominate five (5) directors (one of which is intended to be Mr. Huang) for appointment as directors. Such directors shall be elected by resolutions of the members (with the Class B ordinary shares having fifty(50) votes per Class B ordinary share in respect of such resolutions).

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

For the year ended December 31, 2025, we and our subsidiaries incurred aggregate compensation of approximately US$19.4 million for our directors and executive officers as a group, of which, US$6.5 million was settled in cash, US$1.5 million was liability-classified and settled in restricted shares and remaining amount was share-based compensation expenses for the restricted shares granted to our executive officers with vesting conditions under our 2016 share incentive plan. We did not pay any other compensation or benefits in kind to our directors and executive officers. We set aside an aggregate of US$0.1 million for pensions, retirement or other benefits for our directors and executive officers in 2025.

For information regarding restricted shares granted to our directors and executive officers, see “—Share Incentive Plan.”

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

The maximum aggregate number of shares which may be subject to equity awards under the 2016 share incentive plan is 56,707,560 shares, provided, however, that the maximum number of unallocated ordinary shares which may be issuable pursuant to awards under the 2016 share incentive plan shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the 2016 share incentive plan remains in effect to three percent (3%) of our then total issued and outstanding ordinary shares, if and whenever the unallocated ordinary shares which may be subject to equity awards under the 2016 share incentive plan accounts for less than one and half percent (1.5%) of our then total issued and outstanding ordinary shares, provided further that solely for the fiscal year 2020, the increase of the unallocated ordinary shares which may be issuable pursuant to awards under the plan was given effect as of the date of the approval by the shareholders at the annual general meeting on August 6, 2020 (but calculated based on the total issued and outstanding ordinary shares of the Company as of January 1, 2020). In August 2020, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 32,592,288 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,216,432,715. In January 2022, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 29,252,600 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,495,180,395. In January 2023, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 30,747,912 to 3.0% of the then total issued and outstanding ordinary shares, which was 1,524,432,991. In January 2026, the maximum number of unallocated shares which may be issuable pursuant to awards under the 2016 share incentive plan was automatically increased by 30,718,359 to 3.0%, of the then total issued and outstanding ordinary shares, which was 1,603,020,903.

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

Granted Restricted Shares

In August 2023, August 2024, January 2025 and August 2025, we granted 21,918,552, 19,076,032, 3,000,000 and 15,788,952 non-vested restricted shares to employees, officers and directors, respectively. The restricted share awards were granted subject to service conditions and market conditions or performance conditions.

In January, May, July and October, 2023, we issued a total of 1,035,704 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In January, September and December, 2024, we issued a total of 1,839,320 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. In April, July and October 2025, we issued a total of 405,120 restricted shares to directors pursuant to equity awards under the 2016 share incentive plan. These restricted shares were fully vested upon the date of grant and were granted to our directors in lieu of cash to settle a portion of remuneration for their services previously rendered.

In 2024, we also granted 1,331,192 fully vested restricted shares to employees, officers and directors as compensation for the services rendered.

The table below summarizes, as of March 31, 2026, the restricted shares we have granted to our directors and executive officers:

Name	Position	Numbers of Restricted Shares	Grant Date
William Wei Huang	Chairman and chief executive officer	*	August 1, 2023, August 1, 2024 and August 1,2025.
Daniel Newman	Chief financial officer	*	August 1, 2023, August 1, 2024, and January 9, 2025.
Sio Tat Hiang	Vice-chairman	*	March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Satoshi Okada	Director	*	March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Bruno Lopez	Director	*	March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Liu Chee Ming	Director	*	September 3, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Lim Ah Doo	Independent Director	*	March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Bin Yu	Independent Director	*	March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Zulkifli Baharudin	Independent Director	*	March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Chang Sun	Independent Director	*	March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Judy Qing Ye	Independent Director	*	March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Gary J. Wojtaszek	Director	*	March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Jonathan King	Member of the executive committee	*	March 1, 2023, May 12, 2023, July 3, 2023, October 2, 2023, January 2, 2024, December 18, 2024, April 23, 2025, July 1, 2025 and October 1, 2025.
Yan Liang	Executive vice president, data center operation and delivery	*	August 1, 2023, August 1, 2024 and August 1, 2025.
Kejing Zhang	Executive vice president, sales and service	*	August 1, 2023, August 1, 2024 and August 1, 2025.
Jessie Yixin Qian	Executive vice president, operation	*	August 1, 2023, August 1, 2024 and August 1, 2025.
*	Less than 1% of our outstanding ordinary shares assuming conversion of all restricted shares into ordinary shares.

As of March 31, 2026, individuals other than our directors and executive officers as a group held a total of 26,100,792 restricted shares of our company, subject to various vesting schedules and conditions.

C.	Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum of Association and Articles of Association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	conducting and managing the business of our company;
●	representing our company in contracts and deals;
●	appointing attorneys for our company;
●	select senior management such as managing directors and executive directors;
●	providing employee benefits and pension;
●	managing our company’s finance and bank accounts;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	exercising any other powers conferred by the shareholders’ meetings or under our Memorandum of Association and Articles of Association.

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

Our Articles of Association further provide that for so long as there are Class B ordinary shares outstanding: (i) the Class B shareholders shall be entitled to nominate five of our directors (and such Class B shareholders shall have 50 votes per share with respect to the resolutions approving the appointment or removal of such directors); and (ii) the nominating and corporate governance committee shall nominate one director, which shall satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules including the requirements for audit committee independence. As of and after such time as there ceases to be any Class B ordinary shares outstanding, all of the directors nominated by Class B shareholders shall retire from office at the expiry of their respective terms, and, if re-nominated, be subject to re-election at a subsequent general meeting of shareholders. Prior to such time, if any of the directors nominated by or subject to election by Class B shareholders at 50 votes per share (i) is not elected or (ii) ceases to be a director, then the Class B shareholders may appoint an interim replacement for each such director. Any person so appointed shall hold office until the next general meeting of our shareholders and be subject to re-nomination and re-election at such meeting.

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

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our Memorandum of Association and Articles of Association.

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

The following table sets forth information as of March 31, 2026 with respect to the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The percentages are calculated excluding the 48,718,352 Class A ordinary shares that are issued and held by JPMorgan Chase Bank, N.A., as depositary, and reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plan.

The total number of ordinary shares outstanding as of March 31, 2026 is 1,603,020,903, comprising 1,559,430,567 Class A ordinary shares (including 48,718,352 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plan) and 43,590,336 Class B ordinary shares, but excludes (i) ordinary shares issuable (a) under our share incentive plan that have not yet been issued, (b) upon conversion of our convertible senior notes, and (c) upon conversion of our convertible preferred shares and (ii) 6,000,000 ADSs representing 48,000,000 ordinary shares issued upon closing of our delta placement of borrowed ADSs which we lent to an affiliate of the underwriter of such delta placement pursuant to an ADS lending agreement.

Percentage of aggregate voting
power with Class A
and Class B ordinary
	Class A ordinary shares		Class B ordinary shares		shares voting on a
	Number	Percent	Number	Percent	1:50 Basis***	1:1 Basis
Directors and Executive Officers**:
William Wei Huang(1)	4,869,368	0.3%	48,459,704	100.0%	57.9%	2.8%
Daniel Newman	*	*	—	—	*	*
Sio Tat Hiang	*	*	—	—	*	*
Satoshi Okada	*	*	—	—	*	*
Bruno Lopez	*	*	—	—	*	*
Liu Chee Ming	*	*	—	—	*	*
Lim Ah Doo	*	*	—	—	*	*
Bin Yu	*	*	—	—	*	*
Zulkifli Baharudin	*	*	—	—	*	*
Chang Sun	*	*	—	—	*	*
Gary J. Wojtaszek	*	*	—	—	*	*
Judy Qing Ye	*	*	—	—	*	*
Jonathan King	*	*	—	—	*	*
Yan Liang	*	*	—	—	*	*
Kejing Zhang	*	*	—	—	*	*
Jessie Yixin Qian	*	*	—	—	*	*
Directors and Executive Officers as a Group(2)	24,789,999	1.6%	48,459,704	100.0%	58.1%	3.3%

Principal Shareholders:
STT Garnet(3)	445,288,484	29.2%	—	—	11.4%	26.3%
GIC(4)	198,206,476	11.9%	—	—	1.3%	3.0%

*       Beneficially owns less than 1% of our outstanding shares.

**     The business address for our directors and executive officers is at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

***   For each person or group included in this column, the percentage of total voting power represents voting power based on all ordinary shares beneficially owned by such person or group. With respect to (i) the election or removal of a simple majority of our directors and (ii) any change to our Articles of Association that would adversely affect the rights of the holders of Class B ordinary shares, at general meetings of our shareholders, each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to 50 votes per share. With respect to any other matters at general meetings of our shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to one vote, voting together as a combined class. Class B ordinary shares are convertible into Class A ordinary shares. The voting power percentages are calculated including the 33,707,864 votes to which the holders of the 150,000 Series A convertible preferred shares are entitled, as well as the 44,096,580 votes to which the holders of the 300,000 Series B convertible preferred shares are entitled, but excluding ordinary shares issuable upon (x) conversion of our convertible senior notes, (y) the exercise or vesting of share awards granted under our Share Incentive Plan, and the 48,718,352 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon the exercise or vesting of share awards granted under our share incentive plan. The holders of the Series A convertible preferred shares are entitled to a number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is then convertible. Since the 150,000 Series A convertible preferred shares are convertible into 33,707,864 Class A ordinary shares, the affiliates of Ping An Overseas are entitled to 33,707,864 votes on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class. The holders of the Series B convertible preferred shares are entitled to a number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is then convertible. Since the 300,000 Series B convertible preferred shares are convertible into 44,096,580 Class A ordinary shares, Huatai Capital Investment Limited is entitled to 44,096,580 votes on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class.

(1)

The number of ordinary shares beneficially owned is as of March 31, 2026, and consists of 4,869,368 Class A ordinary shares and 43,590,336 Class B ordinary shares, including: (i) 28,000,000 Class B ordinary shares held by EDC Group Limited, (ii) 15,590,336 Class B ordinary shares held by GDS Enterprises Limited, (iii) 608,671 ADSs representing 4,869,368 Class A ordinary shares held by Solution Leisure Investment Limited, and (iv) 2,320,000 Class A ordinary shares in the form of 290,000 ADSs underlying restricted share units that will vest within 60 days after March 31, 2026 held by Mr. Huang. Such 4,869,368 Class A ordinary shares will convert into 4,869,368 Class B ordinary shares if directly held by Mr. Huang or an entity established or controlled by him. These 4,869,368 Class A ordinary shares are also reflected in Mr. Huang’s beneficial ownership in the adjacent columns under “Class A ordinary shares.” Each of EDC Group Limited, GDS Enterprises Limited and Solution Leisure Investment Limited is a limited liability company established in the British Virgin Islands. EDC Group Limited is wholly owned by Solution Leisure Investment Limited. Each of GDS Enterprises Limited and Solution Leisure Investment Limited is indirectly wholly owned by a trust of which Mr. Huang’s family is a beneficiary. The registered address of each of EDC Group Limited and GDS Enterprises Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of Solution Leisure Investment Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(2)

Represents ordinary shares beneficially held by all of our directors and executive officers as a group and ordinary shares (in the form of ADS) underlying restricted share units that will vest within 60 days after March 31, 2026 held by all of our directors and executive officers as a group.

(3)

The number of ordinary shares beneficially owned is as of September 10, 2025, as reported in Amendment No. 16 to Schedule 13D filed by Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”) on September 10, 2025, and represents 445,288,484 Class A ordinary shares (directly or in the form of ADSs) owned by STT Garnet. STT Garnet is wholly-owned by STT Communications Ltd (“STTC”). STTC is wholly-owned by ST Telemedia, which is a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”). Each of STT Garnet, STTC, ST Telemedia and Temasek is a company organized under the laws of the Republic of Singapore. The address of the principal business office of STT Garnet, STTC and ST Telemedia is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. The address of the principal business office of Temasek is 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891.

The 445,288,484 Class A ordinary shares currently owned by STT Garnet were owned by STT GDC. On November 14, 2017, STT GDC exercised its option to convert, and converted, the convertible bonds in a principal amount of US$50.0 million due December 30, 2019 (the “Convertible Bonds”) then held by it, together with interest accrued thereon of US$4,513,889.00, into 32,540,515 Class A ordinary shares, at a conversion price of US$1.675262 per Class A ordinary share pursuant to and in accordance with the terms and conditions of the Convertible Bonds. On January 30, 2018, we completed our public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by us and 4,425,000 ADSs offered by certain selling shareholders, at a public offering price of US$26.00 per ADS (the “January 2018 Offering”). STT GDC purchased an aggregate of 3,009,857 ADSs in the January 2018 Offering at the public offering price. On March 19, 2019, we completed our public offering of 13,731,343 ADSs at a public offering price of US$33.50 per ADS (the “March 2019 Offering”). STT GDC purchased an aggregate of 6,373,134 ADSs in the March 2019 Offering at the public offering price. On December 10, 2019, we completed our public offering of 6,318,680 ADSs at a public offering price of US$45.50 per ADS (the “December 2019 Offering”). STT GDC purchased an aggregate of 2,274,725 ADSs in the December 2019 Offering at the public offering price. On June 26, 2020, we completed our private placement of 62,153,848 Class A ordinary shares, equivalent to approximately 7.8 million ADSs, to affiliates of Hillhouse Capital and STT GDC at a purchase price of US$8.125 per share, equivalent to US$65 per ADS (the “June 2020 Private Placement”). STT GDC purchased an aggregate of 12,923,080 Class A ordinary shares in the June 2020 Private Placement at the purchase price of $8.125 per share. On November 2, 2020, we completed our Hong Kong public offering, which forms part of the global offering of 160,000,000 Class A ordinary shares at a public offering price of HK$80.88 per Class A ordinary share (the “November 2020 Global Offering”). STT GDC purchased an aggregate of 40,244,800 Class A ordinary shares in the November 2020 Global Offering at the public offering price. On March 8, 2022, we completed our offering of unsecured 0.25% convertible senior notes due 2029 (the “February 2022 Convertible Notes Offering”). STT GDC subscribed for and purchased US$100 million principal amount of the unsecured 0.25% convertible senior notes due 2029. On May 29, 2024, in connection with an internal portfolio rationalization by STT GDC, all the Class A Shares and the unsecured 0.25% convertible senior notes due 2029 previously held by STT GDC were transferred to STT Garnet. The 445,288,484 Class A ordinary shares (directly or in the form of ADSs) currently owned by STT Garnet include 16,000,000 Class A ordinary shares which STT Garnet beneficially owns by virtue of holding US$100 million principal amount of the unsecured 0.25% convertible senior notes due 2029.

(4)

The number of ordinary shares beneficially owned is as of December 31, 2025, as reported in Amendment No. 3 to Schedule 13G filed by GIC on February 17, 2026, and represents (i) 47,896,992 Class A ordinary shares, represented by (a) 5,467,924 ADSs and (b) 4,153,600 Class A ordinary shares, and (ii) 150,309,484 Class A ordinary shares, represented by (a) 51,200,000 Class A ordinary shares that GIC has the right to acquire upon conversion of US$170,000,000 principal amount of 0.25% Convertible Senior Notes due 2029 (“2029 Senior Notes”), (b) 97,959,184 Ordinary Shares that GIC has the right to acquire upon conversion of US$300,000,000 principal amount of 4.5% Convertible Senior Notes due 2030 (“2030 Senior Notes”), and (c) 1,150,300 Class A ordinary shares. GIC is a company organized under the laws of the Republic of Singapore. The address of the principal business office of GIC is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912. Ceningan Investment Pte. Ltd. (“Ceningan”) shares the power to vote and the power to dispose of 125,159,184 Class A ordinary shares that Ceningan has the right to acquire upon conversion of (i) US$170,000,000 principal amount 2029 Senior Notes; and (ii) US$300,000,000 principal amount 2030 Senior Notes held directly by it with GIC Special Investments Private Limited (“GIC SI”) and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 5,467,924 ADSs, and 4,153,600 Class A ordinary shares, beneficially owned by it. GIC shares power to vote and dispose of 1,150,300 Class A ordinary shares beneficially owned by it with MAS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. If the aggregate amounts of dividend on its ordinary shares are higher than the cumulative preferred share dividends over the four consecutive quarters, the holders of preferred shares have the right to receive the dividend in an amount equal to the dividend paid to the holders of ordinary shares (treating each holder of convertible preferred shares as being the holder of the number of Class A ordinary shares into which such holder’s convertible preferred shares would be converted if such shares were converted at the end of each period). The convertible preferred shares are convertible into 33,707,864 Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. Assuming conversion of all the Series A convertible preferred shares held by its affiliate, Ping An Overseas Holdings would have beneficially owned 2.1% of our Class A ordinary shares as of March 31, 2026. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq. Assuming that either of the two foregoing events occurred on December 31, 2025 and that all holders exercised their redemption right to require our Company to purchase all of the convertible preferred shares, the total purchase price would have been RMB1.1 billion (US$0.2 billion) and total cash would have been reduced by the same amount in the event of such redemption. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends.

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

On January 20, 2023, we completed a private placement of US$580 million in aggregate principal amount of 4.50% convertible senior notes due in 2030 to various private equity funds and institutional investors, including a sovereign wealth fund. The notes will mature on January 31, 2030. The 2030 Notes are subject to repurchase by us, at the option of the holders, on January 31, 2028 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$1,000 principal amount of converted notes, a number of ADSs or Class A ordinary shares calculated pursuant to the then effective conversion rate. The notes may be converted at an initial conversion rate of 40.8163 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$24.50 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

On May 30, 2025, we completed our offering of US$550 million aggregate principal amount of 2.25% convertible senior notes due 2032 (including full exercise of the initial purchasers’ option to purchase additional notes), raising approximately US$534.7 million in net proceeds to us after deducing underwriting commissions and other offering expenses. The notes were offered in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The notes will mature on June 1, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The 2032 Notes are subject to repurchase by us, at the option of the holders, on June 1, 2029, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. Prior to the close of business on the business day immediately preceding December 1, 2031, the notes will be convertible only upon satisfaction of certain conditions and during certain periods. On or after December 1, 2031 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at their option at any time. Upon conversion, we will pay or deliver, as the case may be, cash, the ADSs or a combination of cash and ADSs, at our election. Holders may also elect to receive Class A ordinary shares in lieu of any ADSs deliverable upon conversion, subject to certain procedures and conditions set forth in the terms of the notes. The notes may be converted at an initial conversion rate of 30.2343 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$33.08 per ADS), which rate is subject to the occurrence of certain events.

In February 2026, we completed a private placement of 300,000 Series B convertible preferred shares to Huatai Capital Investment Limited for a total consideration of US$300 million. Pursuant to the terms of the investment, during the first six years from their issuance date, the convertible preferred shares accrue a minimum 3.75% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the sixth anniversary of the issuance date, the convertible preferred shares accrue a 6.75% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares will be convertible into our Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of approximately US$54.43 per ADS, subject to customary anti-dilution adjustments, such as the issuance of ordinary shares as dividend or a subdivision or combination of ordinary shares. Prior to conversion, the holders of the convertible preferred shares are entitled to the number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is convertible into. Therefore, such holders of the convertible preferred shares will be able to vote on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class. Upon exercise in full of the conversion rights attached to the convertible preferred shares at the conversion price, a total of approximately 5,512,072 ADSs (or 44,096,580 ordinary shares) will be issued. Assuming conversion of all the Series B convertible preferred shares, Huatai Capital Investment Limited would have beneficially owned 2.7% of our Class A ordinary shares as of March 31, 2026. The convertible preferred shares will not be convertible at any time on or prior to March 31, 2027. From April 1, 2027 until September 30, 2031, if the last closing price for twenty of thirty days at the end of the calendar quarter is greater than 130% of the conversion price, the holder shall have the right to convert in the following calendar quarter. We may redeem the convertible preferred shares at our election, beginning on February 13, 2029, provided certain conditions are met, including our ADS trading price achieving a specified price threshold of 150% of the conversion price for at least twenty trading days in any period of thirty consecutive trading days. The convertible preferred shares will not be redeemable before February 6, 2032, except in connection with certain trigger events as described above. On or after February 6, 2032, we may redeem all but not part of the convertible preferred shares at our option, at a redemption price per share equal to 100% of their face value, and including accrued and unpaid dividends. The holder of the convertible preferred shares has the option to require us to repurchase any convertible preferred shares held in the event of a fundamental change (as defined in the terms of the convertible preferred shares and including delisting or change or control), at a repurchase price per share equal to 100% of their face value, and including accrued and unpaid dividends. If the holder elects to convert the convertible preferred shares (instead of requiring us to repurchase) upon the occurrence of a fundamental change or other redemption rights of ours (other than the redemption right on or after February 6, 2032), the conversion rate will be subject to make-whole adjustments. Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, after satisfaction of all liabilities and obligations to our creditors, holders of the Series B convertible preferred shares will enjoy a liquidation preference over our ordinary shareholders of the greater of (i) stated value of the shares plus accrued but unpaid dividends; and (ii) the payment the holder would have been entitled to had it converted into ordinary shares immediately prior to such liquidation. The holder shall not transfer title to the Series B convertible preferred shares for so long as it remains outstanding.

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

Transactions with Our Shareholders

Prior to deconsolidation of DayOne, we charged STT Singapore DC Pte. Ltd. and STT DEFI 2 Pte. Ltd. agency commissions and marketing support fees through a subsidiary of DayOne. We no longer have such transactions from 2025.

Transactions with Our Associate

On September 2, 2022, we subscribed convertible bonds of US$400 thousand issued by OnePro Cloud Inc, the entity over which we have significant influence. The convertible bond has a term of 12 months with interest rate of 8% per annum and is convertible into Series A Preferred Shares of OnePro Cloud Inc. at the option of holders under certain conditions.

Prior to our deconsolidation of DayOne, several intra-group arrangements existed between continuing and discontinued operations, which were eliminated as intercompany transactions and were not separately reflected in our previously issued financial statements. Such intercompany transactions mainly included sales commission, procurement services, license grant, guarantees and management support services. We continued to provide such services to DayOne after it was deconsolidated. In the year ended December 31, 2025, we charged DayOne procurement service fees of RMB79.7 million (US$11.4 million), management support service fees of RMB27.6 million (US$3.9 million) and sales commission of RMB21.3 million (US$3.0 million). Upon our deconsolidation of DayOne, the intra-group balances with DayOne became related party balances. As of December 31, 2024 and 2025, amount due from DayOne mainly represents receivables for the service fees charged to DayOne, and the amount due to DayOne mainly represents payables for the data center service fees received from customer on its behalf. The service agreement with respect to procurement services and management support services was terminated in December 2025 and with respect to sale commission was terminated in March 2026.

Prior to our deconsolidation of DayOne, we provided certain guarantees and undertakings for DayOne in connection with certain DayOne’s bank facilities, lease agreements and customer agreements, which would continue to exist after the deconsolidation. As of December 31, 2025, we provided the following major guarantees and undertakings for DayOne: (i) bank facility guarantees: as of December 31, 2025, we provided guarantees to DayOne for bank borrowing facilities with total amount of RMB1,490.3 million (US$213.1 million), which mature in December 2027. Total outstanding principal balance of the borrowings under these facilities was RMB1,289.2 million (US$184.4 million). We charged guarantee fees of RMB13.4 million (US$1.9 million) on DayOne’s outstanding bank borrowing balances in 2025. As of December 31, 2025, we also provided guarantees to DayOne for the bank facilities for issuance of letter of guarantee with total amount of RMB623.0 million (US$89.1 million).The balance of outstanding letter of guarantees issued under such facilities was RMB590.7 million (US$84.5 million); (ii) lease agreement guarantees: we provided unconditional and irrevocable guarantees to DayOne for the performance in certain lease agreements with landlords. These leases had lease terms of up to 30 years; and (iii) customer agreements guarantees: we provided guarantees for DayOne for its performance under certain data center service agreements with customers with term up to 25 years subject to extension. As of December 31, 2025, we estimated that our risks under the guarantees were remote. By the end of March 2026, the bank facility guarantees provided to DayOne had been fully terminated.

During the year ended December 31, 2025, we charged the ABS fees for operational services of RMB12.5 million (US$1.8 million) and sales commission of RMB1.2 million (US$0.2 million). As of December 31, 2025, amount due from the ABS mainly included present value of estimated equity consideration expected to be received from disposal of the project companies to the ABS, net off by the present value of estimated subscription price expected to be paid to the ABS, and the outstanding service fees receivable and the loans receivable as a result of transactions before deconsolidation of these project companies. As of December 31, 2025, amount due to the ABS mainly represented the service fees received from customers on behalf of the project companies of the ABS.

During the year ended December 31, 2025, we charged the GDS C-REIT fees for operational services of RMB7.8 million (US$1.1 million). As of December 31, 2025, amount due from the GDS C-REIT mainly represents the outstanding service fees receivable.

Contractual Arrangements with Affiliated Consolidated Entities and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities.”

Securities Issuances

The following is a summary of our or our subsidiary’s securities issuances since January 1, 2023.

Ordinary Shares

On May 30, 2025, we completed our underwritten registered public offering of 5,980,000 ADSs, representing 47,840,000 Class A ordinary shares, at a public offering price of US$24.50 per ADS, and reflecting the exercise in full by the underwriters of their option to purchase 780,000 additional ADSs, representing 6,240,000 Class A ordinary shares. We received net proceeds of approximately US$141.4 million, after deducting underwriting commissions and offering expenses.

Also on May 30, 2025, we completed a registered public offering of 6,000,000 ADSs, representing 48,000,000 Class A ordinary shares, or the delta placement of borrowed ADSs at a public offering price of US$24.50 per ADSs, which we lent to an affiliate of the underwriter in the abovementioned ADS offering, such affiliate being the ADS Borrower, pursuant to an ADS lending agreement with such ADS Borrower. The ADS Borrower or its affiliate received all of the proceeds from the sale of the borrowed ADSs. We did not receive any proceeds from the delta placement of borrowed ADSs but received from the ADS Borrower a nominal lending fee, which was applied to fully pay up the Class A ordinary shares underlying the borrowed ADSs. The borrowed ADSs were sold concurrently with the pricing of the belowmentioned offering of 2.25% convertible senior notes due 2032 and the abovementioned offering of 5,980,000 ADSs, which offerings also closed on May 30, 2025. We were informed by the ADS Borrower that it or its affiliates intended to use the short position resulting from the delta placement of the borrowed ADSs to facilitate privately negotiated derivatives transactions related to the notes.

Convertible Senior Notes

On January 20, 2023, we completed a private placement of US$580 million in aggregate principal amount of 4.50% convertible senior notes due in 2030 to various private equity funds and institutional investors, including a sovereign wealth fund. The notes will mature on January 31, 2030. The 2030 Notes are subject to repurchase by us, at the option of the holders, on January 31, 2028 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. Holders may convert their notes into our ADSs or Class A ordinary shares at their option at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$1,000 principal amount of converted notes, a number of ADSs or Class A ordinary shares calculated pursuant to the then effective conversion rate. The notes may be converted at an initial conversion rate of 40.8163 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$24.50 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

On May 30, 2025, we completed our offering of US$550 million aggregate principal amount of 2.25% convertible senior notes due 2032 (including full exercise of the initial purchasers’ option to purchase additional notes), raising approximately US$534.7 million in net proceeds to us after deducing underwriting commissions and other offering expenses. The notes were offered in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The notes will mature on June 1, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The 2032 Notes are subject to repurchase by us, at the option of the holders, on June 1, 2029 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. Prior to the close of business on the business day immediately preceding December 1, 2031, the notes will be convertible only upon satisfaction of certain conditions and during certain periods. On or after December 1, 2031 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at their option at any time. Upon conversion, we will pay or deliver, as the case may be, cash, the ADSs or a combination of cash and ADSs, at our election. Holders may also elect to receive Class A ordinary shares in lieu of any ADSs deliverable upon conversion, subject to certain procedures and conditions set forth in the terms of the notes. The notes may be converted at an initial conversion rate of 30.2343 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$33.08 per ADS), which rate is subject to the occurrence of certain events.

Series B Convertible Preferred Shares

In February 2026, we completed a private placement of 300,000 Series B convertible preferred shares to Huatai Capital Investment Limited for a total consideration of US$300 million. Pursuant to the terms of the investment, during the first six years from their issuance date, the convertible preferred shares accrue a minimum 3.75% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the sixth anniversary of the issuance date, the convertible preferred shares accrue a 6.75% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding.

The convertible preferred shares will be convertible into our Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of approximately US$54.43 per ADS, subject to customary anti-dilution adjustments, such as the issuance of ordinary shares as dividend or a subdivision or combination of ordinary shares. Prior to conversion, the holders of the convertible preferred shares are entitled to the number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is convertible into. Therefore, such holders of the convertible preferred shares will be able to vote on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class. Upon exercise in full of the conversion rights attached to the convertible preferred shares at the conversion price, a total of approximately 5,512,072 ADSs (or 44,096,580 ordinary shares) will be issued. The convertible preferred shares will not be convertible at any time on or prior to March 31, 2027. From April 1, 2027 until September 30, 2031, if the last closing price for twenty of thirty days at the end of the calendar quarter is greater than 130% of the conversion price, the holder shall have the right to convert in the following calendar quarter. We may redeem the convertible preferred shares at our election, beginning on February 13, 2029, provided certain conditions are met, including our ADS trading price achieving a specified price threshold of 150% of the conversion price for at least twenty trading days in any period of thirty consecutive trading days. The convertible preferred shares will not be redeemable before February 6, 2032, except in connection with certain trigger events as described above. On or after February 6, 2032, we may redeem all but not part of the convertible preferred shares at our option, at a redemption price per share equal to 100% of their face value, and including accrued and unpaid dividends. The holder of the convertible preferred shares has the option to require us to repurchase any convertible preferred shares held in the event of a fundamental change (as defined in the terms of the convertible preferred shares and including delisting or change or control), at a repurchase price per share equal to 100% of their face value, and including accrued and unpaid dividends. If the holder elects to convert the convertible preferred shares (instead of requiring us to repurchase) upon the occurrence of a fundamental change or other redemption rights of ours (other than the redemption right on or after February 6, 2032), the conversion rate will be subject to make-whole adjustments. Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, after satisfaction of all liabilities and obligations to our creditors, holders of the Series B convertible preferred shares will enjoy a liquidation preference over our ordinary shareholders of the greater of (i) stated value of the shares plus accrued but unpaid dividends; and (ii) the payment the holder would have been entitled to had it converted into ordinary shares immediately prior to such liquidation. The holder shall not transfer title to the Series B convertible preferred shares for so long as it remains outstanding.

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

Series B Convertible Preferred Shares issued by DayOne

In October 2024, our then consolidated subsidiary, DayOne further entered into definitive agreements for certain institutional private equity investors, including Coatue Management and The Baupost Group, to subscribe for US$1.0 billion of Series B convertible preferred shares newly issued by DayOne. In December 2024, DayOne entered into amendments to the definitive agreements for the Series B convertible preferred shares initially announced in October 2024, as a result of which the new issue was upsized from US$1.0 billion to US$1.2 billion at the same pre-money equity valuation. The upsize was mainly committed by renowned new investors, including the SoftBank Vision Fund and Kenneth Griffin, CEO of Citadel. The Series B subscription price implies a pre-money equity valuation for DayOne of approximately US$2.5 billion. The Series B subscription price per share represented a 75% premium to the subscription price for the Series A new issue which DayOne entered into during March 2024. As of December 31, 2025, following the initial closing of DayOne’s Series C equity financing, we owned an equity interest in DayOne of 30.1%. As of the date of this annual report, following the closing of the upsizing of DayOne’s series C equity financing and DayOne’s repurchase of a portion of our shares in DayOne, we owned an equity interest in DayOne of approximately 19.9%. DayOne established an additional equity incentive plan which, together with its existing equity incentive plan, provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of DayOne’s share capital in issue at closing. GDS and certain Series B investors have the right to appoint directors to the Board of DayOne proportionate with their ownership. Each Series B share is entitled to one vote and will be convertible into one ordinary share of DayOne at any time at the holder’s option. All Series B shares will automatically convert into ordinary shares of DayOne at, or following, completion of DayOne’s IPO, subject to certain conditions.

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

Pursuant to special resolutions approved by the shareholders at our annual general meeting of shareholders held on June 5, 2023, our Amended and Restated Memorandum of Association was approved and adopted in substitution for and to the exclusion of the then-existing memorandum of association, with immediate effect after the close of the annual general meeting of shareholders held on June 5, 2023. For a description of our currently effective Amended and Restated Memorandum of Association, incorporated by reference to Exhibit 3.1 to our current report on Form 6-K for June 2023 (File No. 001-37925) furnished to the SEC on June 5, 2023, please see the Description of Securities Registered under Section 12 of the U.S. Exchange Act, which has been filed as Exhibit 2.4 to this annual report.

Pursuant to special resolutions approved (i) by the shareholders at our extraordinary general meeting, or EGM, held on March 10, 2026, and (ii) by respective holders of the class A ordinary shares, Series A preferred shares, Series B preferred shares and class B ordinary shares at additional meetings of shareholders held on March 10, 2026, our current Amended and Restated Articles of Association, or the New Articles, were approved and adopted in substitution for and to the exclusion of the then-existing articles of association, or the Old Articles, with immediate effect after the close of the respective EGM and additional meetings of shareholders held on March 10, 2026. For a description of our currently effective Amended and Restated Articles of Association, incorporated by reference to Exhibit 3.1 to our current report on Form 6-K for March 2026 (File No. 001-37925) furnished to the Securities and Exchange Commission on March 10, 2026, please see the Description of Securities Registered under Section 12 of the U.S. Exchange Act, which has been filed as Exhibit 2.4 to this annual report.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2023, 2024 and 2025. GDS Holdings was subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended December 31, 2023, 2024 and 2025.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. See “—People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, if you are eligible for Treaty benefits, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding any applicable Treaty rate. In addition, Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for our taxable year ended December 31, 2025 and we do not expect to be a PFIC for our taxable year ending December 31, 2026 or in the foreseeable future, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

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

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares, provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are “regularly traded” on a “qualified exchange or other market” (each within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to ADS holders as the ADSs are listed on the Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. The Class A ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes. There also can be no assurance that the Class A ordinary shares will be “regularly traded” for purposes of the mark-to-market election.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). However, pursuant to the Foreign Tax Credit Regulations, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our Class A ordinary shares or ADSs, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

In particular, the conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. The RMB depreciated approximately 2.9% and 2.8% against the U.S. dollar in 2023 and 2024 respectively, and appreciated approximately 4.2% against the U.S. dollar in 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

Inflation

Since our inception, inflation in mainland China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in mainland China was 0.2%, 0.2% and 0.0% in 2023, 2024 and 2025, respectively. Although we have not been materially affected by inflation in the past, we may be affected if mainland China experiences higher rates of inflation in the future.

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

Payments by Depositary

In 2025, we received total payment of US$1.0 million from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

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

The depositary for our ADSs is JPMorgan Chase Bank, N.A., whose office is located at 270 Park Avenue, Floor 8, New York, NY 10017.

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

None of these events occurred in any of the years ended December 31, 2023, 2024 and 2025.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2025, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, for the years indicated.

	For the Year Ended
	December 31,
	2024	2025

	(In thousands of US dollars)
Audit Fees(1)	3,313	3,300
Audit-related Fees(2)	148	224
Tax Fees(3)	332	344
All Other Fees(4)	—	—
Total	3,793	3,868
(1)

“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual financial statements, interim reviews in connection with securities offering, statutory audits, issue of comfort letters in connection with our registration statements, prospectuses and offering memoranda, review of documents filed with the SEC and other statutory and regulatory filings.

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

1.1

Amended and Restated Memorandum of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s current report on Form 6-K for June 2023 (File No. 001-37925) furnished to the Securities and Exchange Commission on June 5, 2023)

1.2

Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s current report on Form 6-K for March 2026 (File No. 001-37925) furnished to the Securities and Exchange Commission on March 10, 2026)

2.1

Registrant’s Specimen American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

2.2

Registrant’s Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

2.3

Form of Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-249704) with respect to American depositary shares representing our Class A ordinary shares, filed with the SEC on October 28, 2020)

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

Exhibit Number	Description of Exhibit

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

4.33

Investor Rights Agreement, dated October 23, 2017, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to our report on Form 6-K (File No. 001-37925), initially filed with the SEC on October 24, 2017)

4.34

Investor Rights Agreement, dated October 23, 2017, between the Registrant, SBCVC Fund II, L.P., SBCVC Company Limited, SBCVC Fund II-Annex, L.P., SBCVC Venture Capital and SBCVC Fund III, L.P. (incorporated by reference to Exhibit 99.4 to our report on Form 6-K (File No. 001-37925), initially filed with the SEC on October 24, 2017)

4.35

Indenture, dated June 5, 2018, between the Registrant and The Bank of New York Mellon, as Trustee, relating to the issuance of Registrant’s 2% Convertible Senior Notes due 2025 in the aggregate principal amount of US$300 million (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-37925), initially filed with the SEC on March 13, 2019)

4.36

Terms of Series A Convertible Preferred Shares, par value US$0.00005 per share, of the Registrant (incorporated by reference to Exhibit 99.3 to our Current Report on Form 6-K for March 2019 (File No. 001-37925), initially filed with the SEC on March 13, 2019)

4.37

Investor Rights Agreement, dated March 27, 2019, by and among the Registrant and PA Goldilocks Limited (incorporated by reference to Exhibit 99.4 to our Current Report on Form 6-K for March 2019 (File No. 001-37925), initially filed with the SEC on March 13, 2019)

4.38

Form of Amendment No. 1 to Investor Rights Agreement between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to the Amendment No. 7 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the SEC on March 19, 2019)

4.39††

Share Purchase Agreement by and between GDS (Shanghai) Investment Co., Ltd., Beijing Zhong Cheng Fu Jing Technology Co., Ltd., Beijing Lan Ting Data Technology Co., Ltd., Beijing Zheng He Tian Ye Economic and Trade Co., Ltd., Jun He, Lanting (Beijing) Information Science and Technology Co., Ltd., and Lanting Xuntong (Beijing) Science and Technology Co., Ltd, dated December 4, 2019 (English Translation) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K for December 2019 (File No. 001-37925), initially filed with the SEC on December 5, 2019)

4.40

Amendment No. 2 to Investor Rights Agreement, dated December 10, 2019, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.3 to the Amendment No. 8 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the SEC on December 10, 2019)

4.41

Equity Pledge Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, between Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.42

Voting Proxy Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, among GDS (Shanghai) Investment Co., Ltd., Beijing Wanguo Chang’an Science & Technology Co., Ltd. and Shanghai Xinwan Enterprise Management Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

4.43

Exclusive Call Option Agreement with regards to Beijing Wanguo Chang’an Science & Technology Co., Ltd., dated December 16, 2019, among Shanghai Xinwan Enterprise Management Co., Ltd., Beijing Wanguo Chang’an Science & Technology Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-37925), initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Exhibit

4.44

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

Exhibit Number	Description of Exhibit

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

4.63

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

Exhibit Number	Description of Exhibit

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

4.68

Investor Rights Agreement, dated June 26, 2020, by and among the Registrant, Gaoling Fund, L.P. and YHG Investment, L.P. (incorporated by reference to Exhibit 4.12 to our Registration Statement on Form F-3 (File No. 333-252680), initially filed with the SEC on February 3, 2021)

4.69

Investor Rights Agreement, dated June 26, 2020, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 4.13 to our Registration Statement on Form F-3 (File No. 333-252680), initially filed with the SEC on February 3, 2021)

4.70

Amendment No. 1 to Investor Rights Agreement, dated August 4, 2020, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 99.2 to the Amendment No. 10 to Schedule 13D of Singapore Technologies Telemedia Pte Ltd (File No. 005-89829), initially filed with the SEC on August 6, 2020)

4.71††

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

4.72††

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

4.73

Amendment No. 2 to Investor Rights Agreement, dated February 20, 2022, between the Registrant and STT GDC Pte. Ltd. (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022)

4.74

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

4.75

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

Exhibit Number	Description of Exhibit

4.76

Convertible Note Purchase Agreement, dated February 21, 2022, between the Registrant and STT GDC Pte. Ltd., relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$100 million (incorporated by reference to Exhibit 4.4 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022)

4.77

Form of Convertible Note Instrument between the Registrant and STT GDC Pte. Ltd., relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$100 million (incorporated by reference to Exhibit 4.5 to our Current Report on Form 6-K for February 2022 (File No. 001-37925), initially filed with the SEC on February 22, 2022)

4.78

Note Purchase Agreement, dated January 11, 2023, among the Registrant and the Persons Listed in Schedule I, relating to the issuance of the Registrant’s 4.50% Convertible Senior Notes due 2030 in the aggregate principal amount of US$580 million (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K for January 2023 (File No. 001-37925), initially filed with the SEC on January 31, 2023)

4.79

Indenture, dated January 20, 2023, between the Registrant and The Bank of New York Mellon, London Branch as Trustee, relating to the issuance of Registrant’s 4.50% Convertible Senior Notes due 2030 in the aggregate principal amount of US$580 million (incorporated by reference to Exhibit 4.2 to our Current Report on Form 6-K for January 2023 (File No. 001-37925), initially filed with the SEC on January 31, 2023)

4.80

Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, between Zhang Kejing and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.83 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023)

4.81

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Zhang Kejing (English Translation) (incorporated by reference to Exhibit 4.84 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023)

4.82

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated August 1, 2022, among Zhang Kejing, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.85 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023)

4.83

Loan Agreement, dated August 1, 2022, among Zhang Kejing, Chen Liang and GDS (Shanghai) Investment Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.86 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-37925), initially filed with the SEC on April 4, 2023)

4.84

Form of Series A Preferred Share Subscription Agreement among DigitalLand Holdings Limited, GDS Holdings Limited and The Investors Named Herein (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6 - K for March 2024 (File No. 001 - 37925), initially filed with the SEC on March 28, 2024)

4.85

Form of Series B Preferred Share Subscription Agreement among DigitalLand Holdings Limited and The Investors Named Herein (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K for October 2024 (File No. 001-37925), initially filed with the SEC on October 31, 2024)

4.86††

Investor Rights Assignment Agreement, dated May 29, 2024, among the Registrant, STT GDC Pte. Ltd. and STT Garnet Pte. Ltd. (incorporated by reference to Exhibit 4.89 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2024 (File No. 001-37925), initially filed with the SEC on April 28, 2025)

Exhibit Number	Description of Exhibit

4.87††

Joinder Agreement, dated May 29, 2024, entered into by STT Garnet Pte. Ltd. and acknowledged and agreed by the Registrant (incorporated by reference to Exhibit 4.90 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2024 (File No. 001-37925), initially filed with the SEC on April 28, 2025)

*4.88

Indenture, dated May 30, 2025, between the Registrant and The Bank of New York Mellon as Trustee, relating to the issuance of the Registrant’s 2.25% Convertible Senior Notes due 2032 in the aggregate principal amount of US$550 million

*4.89

Exclusive Call Option Agreement with regards to Langfang Shengman Technology Co., Ltd., dated September 30, 2025, among Beijing Wanguo Chang’an Science & Technology Co., Ltd., Langfang Shengman Technology Co., Ltd. and Langfang Zhouyu Electronic & Technology Co., Ltd. (English Translation)

*4.90

Equity Pledge Agreement with regards to Langfang Shengman Technology Co., Ltd., dated September 30, 2025, between Beijing Wanguo Chang’an Science & Technology Co., Ltd. and Langfang Zhouyu Electronic & Technology Co., Ltd. (English Translation)

*4.91

Voting Proxy Agreement with regards to Langfang Shengman Technology Co., Ltd., dated September 30, 2025, among Beijing Wanguo Chang’an Science & Technology Co., Ltd., Langfang Shengman Technology Co., Ltd. and Langfang Zhouyu Electronic & Technology Co., Ltd. (English Translation)

*4.92

Exclusive Call Option Agreement with regards to Changshu Yuntu Huichuang Data Technology Co., Ltd., dated September 30, 2025, among Changshu Wanguo Yunfeng Data Science & Technology Co., Ltd., Global Data Solutions Co., Ltd. and Changshu Yuntu Huichuang Data Technology Co., Ltd. (English Translation)

*4.93

Exclusive Technology and Consulting Services Agreement, dated September 30, 2025, between Changshu Wanguo Yunfeng Data Science & Technology Co., Ltd. and Changshu Yuntu Huichuang Data Technology Co., Ltd. (English Translation)

*4.94

Equity Pledge Agreement with regards to Changshu Yuntu Huichuang Data Technology Co., Ltd., dated September 30, 2025, between Changshu Wanguo Yunfeng Data Science & Technology Co., Ltd. and Global Data Solutions Co., Ltd. (English Translation)

*4.95

Voting Proxy Agreement with regards to Changshu Yuntu Huichuang Data Technology Co., Ltd., dated September 30, 2025, among Changshu Wanguo Yunfeng Data Science & Technology Co., Ltd., Changshu Yuntu Huichuang Data Technology Co., Ltd. and Global Data Solutions Co., Ltd. (English Translation)

4.96

Terms of Series B Convertible Preferred Shares, par value US$0.00005 per share, of the Registrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K for February 2026 (File No. 001-37925), initially filed with the SEC on February 6, 2026)

*4.97	Equity Pledge Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated March 24, 2026, between Hui Zhou and GDS (Shanghai) Investment Co., Ltd. (English Translation)

*4.98

Voting Proxy Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated March 24, 2026, among GDS (Shanghai) Investment Co., Ltd., Shanghai Xinwan Enterprise Management Co., Ltd. and Hui Zhou (English Translation)

*4.99

Exclusive Call Option Agreement with regards to Shanghai Xinwan Enterprise Management Co., Ltd., dated March 24, 2026, among Hui Zhou, Shanghai Xinwan Enterprise Management Co., Ltd. and GDS (Shanghai) Investment Co., Ltd. (English Translation)

*4.100	Loan Agreement, dated March 24, 2026, between Hui Zhou and GDS (Shanghai) Investment Co., Ltd. (English Translation)

Exhibit Number	Description of Exhibit

*8.1	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-213951), initially filed with the SEC on October 4, 2016)

11.2

Insider Trading Policies (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2024 (File No. 001-37925), initially filed with the SEC on April 28, 2025)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King & Wood

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
Date: April 29, 2026

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

GDS Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (“the Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Realizability of deferred tax assets associated with the Company’s net operating losses carry forwards

As discussed in Note 2(x) and Note 22 to the consolidated financial statements, as of December 31, 2025, the Company’s deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB1,259,651 thousand and RMB967,677 thousand, respectively. The Company evaluated the realizability of deferred tax assets associated with the Company’s net operating losses carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized. The evaluation was based on the Company’s estimate of the future taxable income. The future taxable income incorporates the Company’s best estimates of utilization rates of relevant data centers based on historical utilization rates and the Company’s business plans.

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

Assessment of impairment of long-lived assets of certain data centers

As discussed in Notes 2(o), 7, 8 and 14 to the consolidated financial statements, as of December 31, 2025, the Company’s property and equipment, net, intangible assets, net, prepaid land use rights, net and operating lease right-of-use assets were RMB38,053,824 thousand, RMB273,341 thousand, RMB16,119 thousand and RMB4,831,624 thousand, respectively. These assets included the long-lived assets of the Company’s data centers. The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. The Company determines the fair value of the data center assets based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participants would pay to sub-lease and acquire the remaining data center assets. The Company recognized impairment losses for data centers’ long-lived assets of RMB1,561,235 thousand for the year ended December 31, 2025.

We identified the impairment of long-lived assets of certain data centers as a critical audit matter. A high degree of auditor judgment was required in assessing the utilization rates used to estimate the forecasted undiscounted cash flows expected to result from the data center assets’ operations. In addition, specialized skills and knowledge were needed to assess the Company’s discount rate used to estimate the forecasted discounted cash flows expected to result from the data center assets’ operations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s long-lived assets impairment assessment process, including controls over the estimates of the utilization rates and the discount rate. We evaluated the utilization rates of certain data centers used in the development of the forecasted undiscounted cash flows, by comparing the utilization rates of such data centers to the historical utilization rates, the Company’s business plans and data derived from publicly available industry reports. We performed sensitivity analysis over the utilization rates of certain data centers to assess the impact of changes in utilization rates on the Company’s estimated undiscounted future cash flows. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing it against a discount rate range that was independently developed using publicly available information and data for comparable entities.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China

April 29, 2026

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2024	2025
Assets
Current assets
Cash and cash equivalents	4	7,867,659	14,305,958
Restricted cash	4	67,419	130,295
Time deposits		—	667,736
Accounts receivable, net of allowance for credit losses	5	3,021,956	2,467,358
Value-added-tax (“VAT”) recoverable		240,506	284,967
Amount due from related parties, current	28	54,282	278,597
Other current assets	6	361,249	412,546
Total current assets		11,613,071	18,547,457

Non-current assets
Restricted cash	4	158,452	4,774
Amount due from related parties, non-current	28	—	214,760
VAT recoverable		1,489,532	1,777,272
Property and equipment, net	7	40,204,133	38,053,824
Intangible assets, net	8	481,114	273,341
Prepaid land use rights, net		21,774	16,119
Operating lease right-of-use assets	14	5,193,408	4,831,624
Goodwill	9	5,886,379	5,187,717
Deferred tax assets	22	381,274	391,219
Long-term investments in equity investees	10	7,544,555	10,052,348
Other non-current assets		674,936	648,043
Total non-current assets		62,035,557	61,451,041
Total assets		73,648,628	79,998,498

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB254,176 and RMB152,230 as of December 31, 2024 and 2025, respectively)	11	4,341,649	2,951,734
Convertible bonds payable, current	12	575	—
Accounts payable (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB502,672 and RMB390,791 as of December 31, 2024 and 2025, respectively)	13	2,593,305	1,932,177
Amount due to related parties (including amounts of the consolidated VIEs without recourse to GDS Holdings of nil and RMB62,252 as of December 31, 2024 and 2025, respectively)	28	9,491	117,889
Accrued expenses and other payables (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB253,236 and RMB330,923 as of December 31, 2024 and 2025, respectively)	13	1,288,606	1,205,452
Deferred revenue (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB82,633 and RMB106,277 as of December 31, 2024 and 2025, respectively)	5	90,975	113,832
Operating lease liabilities, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB33,563 and RMB26,005 as of December 31, 2024 and 2025, respectively)	14	117,345	110,133
Finance lease and other financing obligations, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB45,153 and RMB48,986 as of December 31, 2024 and 2025, respectively)	14	636,152	697,142
Total current liabilities		9,078,098	7,128,359

Non-current liabilities
Long-term borrowings, excluding current portion (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB2,230 and nil as of December 31, 2024 and 2025, respectively)	11	21,905,985	23,363,213
Convertible bonds payable, non-current	12	8,576,583	12,144,371
Operating lease liabilities, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB81,881 and RMB70,464 as of December 31, 2024 and 2025, respectively)	14	1,279,726	1,203,487
Finance lease and other financing obligations, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB851,192 and RMB802,388 as of December 31, 2024 and 2025, respectively)	14	7,601,651	7,053,979
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB32,746 and RMB24,122 as of December 31, 2024 and 2025, respectively)	22	1,240,731	1,144,426
Other long-term liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB57,766 and RMB64,801 as of December 31, 2024 and 2025, respectively)	15	297,221	223,602
Total non-current liabilities		40,901,897	45,133,078
Total liabilities		49,979,995	52,261,437

Mezzanine Equity
Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2024 and 2025; Redemption value of RMB1,080,656 and RMB1,056,663 as of December 31, 2024 and 2025, respectively; Liquidation preference of RMB1,080,656 and RMB1,056,663 as of December 31, 2024 and 2025, respectively)	16	1,080,656	1,056,663
Total mezzanine equity		1,080,656	1,056,663

GDS Holdings Limited Shareholders’ Equity
Ordinary shares (US$0.00005 par value; 3,500,000,000 shares authorized as of December 31, 2024 and 2025; 1,511,590,567 and 1,607,430,567 Class A ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively; 43,590,336 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025)	19	527	562
Additional paid-in capital		29,596,268	31,706,498
Accumulated other comprehensive loss		(1,094,377)	(829,319)
Accumulated deficit		(6,044,372)	(5,094,729)
Total GDS Holdings Limited shareholders’ equity		22,458,046	25,783,012
Non-controlling interests		129,931	897,386
Total equity		22,587,977	26,680,398
Commitments and contingencies	27

Total liabilities, mezzanine equity and equity		73,648,628	79,998,498

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2023	2024	2025

Net revenue	21	9,782,448	10,322,068	11,432,274
Cost of revenue		(7,831,222)	(8,099,439)	(8,846,859)
Gross profit		1,951,226	2,222,629	2,585,415

Operating expenses
Selling and marketing expenses		(140,890)	(116,440)	(149,363)
General and administrative expenses		(965,982)	(917,877)	(897,867)
Research and development expenses		(38,159)	(36,319)	(32,700)
Impairment losses of long-lived assets	2(o)	(3,013,416)	—	(1,561,235)
(Loss) income from continuing operations		(2,207,221)	1,151,993	(55,750)

Other income (expenses):
Interest income		94,008	89,780	154,041
Interest expenses	2(v)	(1,936,537)	(1,924,631)	(1,788,898)
Foreign currency exchange (loss) gain, net		(1,573)	18,942	1,489
Government grants	2(u)	84,410	27,253	30,944
Others, net		25,319	21,804	7,221
Gain on deconsolidation of subsidiaries	10	—	—	2,364,104
(Loss) income from continuing operations before income taxes and share of results of equity method investees		(3,941,594)	(614,859)	713,151

Income tax benefits (expenses)	22	15,577	(156,053)	(469,717)
Share of results of equity method investees	10	—	—	715,928
Net (loss) income from continuing operations		(3,926,017)	(770,912)	959,362

Discontinued operations
Loss from operations of discontinued operations, net of income taxes	3	(359,376)	(400,796)	—
Gain on deconsolidation of subsidiaries, net of nil income taxes	3	—	4,475,539	—
(Loss) income from discontinued operations		(359,376)	4,074,743	—

Net (loss) income		(4,285,393)	3,303,831	959,362

Net (loss) income from continuing operations		(3,926,017)	(770,912)	959,362
Net income from continuing operations attributable to non-controlling interests		(5,026)	(6,209)	(9,719)
Net (loss) income from continuing operations attributable to GDS Holdings Limited shareholders		(3,931,043)	(777,121)	949,643

(Loss) income from discontinued operations		(359,376)	4,074,743	—
Net loss from discontinued operations attributable to non-controlling interests		366	7,317	—
Net loss from discontinued operations attributable to redeemable non-controlling interests	17	—	120,447	—
Net (loss) income from discontinued operations attributable to GDS Holdings Limited shareholders		(359,010)	4,202,507	—

Net (loss) income attributable to GDS Holdings Limited shareholders		(4,290,053)	3,425,386	949,643

Cumulative dividend on redeemable preferred shares	16	(53,625)	(54,232)	(54,305)
Net (loss) income attributable to GDS Holdings Limited ordinary shareholders		(4,343,678)	3,371,154	895,338

(Loss) income per Class A and Class B ordinary share
Basic
Continuing operations	24	(2.71)	(0.52)	0.59
Discontinued operations	24	(0.25)	2.79	—
Total	24	(2.96)	2.27	0.59
Diluted
Continuing operations	24	(2.71)	(0.52)	0.55
Discontinued operations	24	(0.25)	2.79	—
Total	24	(2.96)	2.27	0.55

Weighted average number of ordinary share outstanding
Basic	24	1,468,187,956	1,475,079,754	1,520,535,019
Diluted	24	1,468,187,956	1,475,079,754	1,644,556,988

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2023	2024	2025

Net (loss) income		(4,285,393)	3,303,831	959,362
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax		(125,118)	74,741	222,024
Defined benefit plan, net of nil tax		—	(41)	—
Amounts reclassified from accumulated other comprehensive loss	10	—	(96,957)	(21,175)
Other comprehensive income from share of results of equity method investees	10	—	—	64,642
Comprehensive (loss) income		(4,410,511)	3,281,574	1,224,853
Comprehensive income attributable to non-controlling interests		(5,575)	(1,076)	(10,152)
Comprehensive loss attributable to redeemable non-controlling interests		—	24,904	—
Comprehensive (loss) income attributable to GDS Holdings Limited shareholders		(4,416,086)	3,305,402	1,214,701

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

					Accumulated		Total GDS
				Additional	other		Holdings Limited	Non-
		Ordinary Shares		paid-in	comprehensive	Accumulated	shareholders’	controlling	Total
	Note	Number	Amount	capital	loss	deficit	equity	interests	equity

Balance at January 1, 2023		1,524,432,991	516	29,048,598	(848,360)	(5,179,705)	23,021,049	116,594	23,137,643

Loss for the year		—	—	—	—	(4,290,053)	(4,290,053)	4,660	(4,285,393)
Other comprehensive loss		—	—	—	(126,033)	—	(126,033)	915	(125,118)
Total comprehensive loss		—	—	—	(126,033)	(4,290,053)	(4,416,086)	5,575	(4,410,511)

Redeemable preferred shares dividends	16	—	—	(53,625)	—	—	(53,625)	—	(53,625)
Capital contribution from non-controlling interests		—	—	2,039	—	—	2,039	42,146	44,185
Change in non-controlling interest of a subsidiary		—	—	(9,447)	—	—	(9,447)	9,447	—
Disposal of a subsidiary		—	—	—	—	—	—	(8,185)	(8,185)
Share-based compensation	20	—	—	336,616	—	—	336,616	—	336,616
Vesting of restricted shares	20	3,752,472	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	20	1,035,704	—	12,914	—	—	12,914	—	12,914
Settlement of restricted share awards with shares held by depository bank		(4,788,176)	—	—	—	—	—	—	—
Balance at December 31, 2023		1,524,432,991	516	29,337,095	(974,393)	(9,469,758)	18,893,460	165,577	19,059,037

Balance at December 31, 2023 and January 1, 2024		1,524,432,991	516	29,337,095	(974,393)	(9,469,758)	18,893,460	165,577	19,059,037

Income (loss) for the year (Note i)		—	—	—	—	3,425,386	3,425,386	(1,108)	3,424,278
Other comprehensive loss (Note ii)		—	—	—	(119,984)	—	(119,984)	2,184	(117,800)
Total comprehensive (loss) income		—	—	—	(119,984)	3,425,386	3,305,402	1,076	3,306,478

Shares issued to depositary bank	24	30,747,912	11	(11)	—	—	—	—	—
Redeemable preferred shares dividends	16	—	—	(54,232)	—	—	(54,232)	—	(54,232)
Capital contribution from non-controlling interests		—	—	—	—	—	—	274,445	274,445
Deconsolidation of subsidiaries	3	—	—	—	—	—	—	(311,167)	(311,167)
Share-based compensation	20	—	—	296,487	—	—	296,487	—	296,487
Vesting of restricted shares	20	17,068,048	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	20	1,839,320	—	16,929	—	—	16,929	—	16,929
Settlement of restricted share awards with shares held by depository bank		(18,907,368)	—	—	—	—	—	—	—
Balance at December 31, 2024		1,555,180,903	527	29,596,268	(1,094,377)	(6,044,372)	22,458,046	129,931	22,587,977

Balance at December 31, 2024 and January 1, 2025		1,555,180,903	527	29,596,268	(1,094,377)	(6,044,372)	22,458,046	129,931	22,587,977

Income for the year		—	—	—	—	949,643	949,643	9,719	959,362
Other comprehensive income		—	—	—	265,058	—	265,058	433	265,491
Total comprehensive income		—	—	—	265,058	949,643	1,214,701	10,152	1,224,853

Issuance of ordinary shares	19	47,840,000	17	1,015,676	—	—	1,015,693	—	1,015,693
Share issued under share-lending arrangement in connection with issuance of convertible bonds	12	48,000,000	18	36,948	—	—	36,966	—	36,966
Redeemable preferred shares dividends	16	—	—	(54,305)	—	—	(54,305)	—	(54,305)
Capital contribution from non-controlling interests		—	—	—	—	—	—	776,650	776,650
Acquisition of non-controlling interests		—	—	(48,709)	—	—	(48,709)	(19,347)	(68,056)
Effect of share award plan of equity investee	10	—	—	866,274	—	—	866,274	—	866,274
Share-based compensation	20	—	—	283,376	—	—	283,376	—	283,376
Vesting of restricted shares	20	15,483,832	—	—	—	—	—	—	—
Settlement of liability-classified restricted shares award	20	405,120	—	10,970	—	—	10,970	—	10,970
Settlement of restricted share awards with shares held by depository bank		(15,888,952)	—	—	—	—	—	—	—
Balance at December 31, 2025		1,651,020,903	562	31,706,498	(829,319)	(5,094,729)	25,783,012	897,386	26,680,398

Note i: Exclude net loss attributable to redeemable non-controlling interests of RMB120,447 for the year ended December 31, 2024.

Note ii:	Exclude other comprehensive income attributable to redeemable non-controlling interests of RMB95,543 for the year ended December 31, 2024.

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2023	2024	2025

Cash flows from operating activities:
Net (loss) income		(4,285,393)	3,303,831	959,362
Net loss (income) from discontinued operations		359,376	(4,074,743)	—
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Amortization of debt issuance and commitment cost		140,625	110,724	96,654
Depreciation and amortization		3,368,474	3,243,004	3,459,294
Operating lease cost relating to prepaid land use rights		106,964	110,126	108,435
Net gain on disposal of property and equipment		(12,051)	(31,665)	(38,585)
Share-based compensation expenses	20	336,616	296,487	283,376
Impairment losses of long-lived assets	2(o)	3,013,416	—	1,561,235
Share of results of equity method investees		(110)	347	(715,928)
Gains on disposal of equity investments and subsidiaries		(5,010)	—	(2,364,104)
Allowance for (reversal of) credit losses	5 / 6	18,294	(13,173)	18,797
Deferred tax benefit	22	(295,931)	(181,576)	(97,264)

Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable		(106,484)	(665,882)	502,003
VAT recoverable		(388,279)	(115,809)	(388,864)
Amount due from related parties		—	—	3,410
Other current assets		39,508	109,813	(119,360)
Other non-current assets		18,684	70,769	18,010
Accounts payable		(1,629)	(15,632)	5,430
Amount due to related parties		—	—	46,904
Accrued expenses and other payables		36,889	104,011	(11,151)
Deferred revenue		2,202	(45,721)	23,883
Other long-term liabilities		8,785	10,504	10,456
Operating leases		4,330	4,247	3,261

Net cash provided by operating activities from continuing operations		2,359,276	2,219,662	3,365,254
Net cash used in operating activities from discontinued operations		(294,019)	(281,297)	—
Net cash provided by operating activities		2,065,257	1,938,365	3,365,254

Cash flows from investing activities:
Payments for purchase of property and equipment and land use rights		(3,193,971)	(3,169,287)	(4,691,137)
Cash paid for the asset acquisitions	9	(231,850)	(85,191)	(1,958)
Cash paid for equity investments	10	(3,000)	—	(794,794)
Cash paid for investments and loans to discontinued operations		(1,017,266)	(553,490)	—
Receipts of loan repayments from discontinued operations		—	1,722,304	—
Receipts from disposal of equity investments and subsidiaries		23,630	39,000	3,036,977
Deposits and prepayments for potential acquisitions		(133,805)	—	—
Refund of deposits for potential acquisitions		22,107	2,400	5,280
Proceeds from disposal of property and equipment		18,565	203,903	80,543
Purchases of time deposits		—	—	(674,910)

Net cash used in investing activities from continuing operations		(4,515,590)	(1,840,361)	(3,039,999)
Net cash used in investing activities from discontinued operations		(2,827,863)	(6,920,177)	—
Net cash used in investing activities		(7,343,453)	(8,760,538)	(3,039,999)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2023	2024	2025

Cash flows from financing activities:
Proceeds from short-term borrowings		371,329	1,893,432	1,942,588
Proceeds from long-term borrowings		5,873,121	4,762,498	10,604,058
Repayment of short-term borrowings		(1,328,639)	(394,817)	(3,325,680)
Repayment of long-term borrowings		(4,418,188)	(5,631,958)	(7,986,089)
Payment of issuance cost and commitment cost of debts		(187,058)	(54,780)	(80,392)
Proceeds from issuance of ordinary shares, net off underwriting commission	19	—	—	1,023,697
Payment of issuance cost of ordinary shares	19	—	—	(8,004)
Proceeds from issuance of convertible bonds	12	3,926,667	—	3,852,867
Repayment of convertible bonds	12	(2,128,311)	—	(575)
Payment of redeemable preferred shares dividends	16	(53,923)	(54,169)	(54,124)
Capital contribution from non-controlling shareholders		—	—	776,650
Payment under finance leases and other financing obligations	14	(986,888)	(545,911)	(626,670)
Proceeds from other financing arrangements		220,000	200,000	180,000
Payment for purchase of property and equipment through vendor financing		—	—	(113,135)
Payment of contingent consideration for the acquisition of subsidiaries	9	(21,174)	—	(11,119)
Payment for acquisition of non-controlling interests		—	—	(68,056)

Net cash provided by financing activities from continuing operations		1,266,936	174,295	6,106,016
Net cash provided by financing activities from discontinued operations		2,892,824	16,883,042	—
Net cash provided by financing activities		4,159,760	17,057,337	6,106,016

Effect of exchange rate changes on cash and cash equivalents and restricted cash		154,302	(13,592)	(83,774)

Net (decrease) increase in cash and cash equivalents and restricted cash		(964,134)	10,221,572	6,347,497
Cash and cash equivalents and restricted cash at beginning of year		8,882,066	7,917,932	8,093,530
Cash and cash equivalents and restricted cash at end of year		7,917,932	18,139,504	14,441,027
Less: Cash and cash equivalents and restricted cash of discontinued operations at end of year or deconsolidation date		(420,610)	(10,045,974)	—
Cash and cash equivalents and restricted cash of continuing operations at end of year		7,497,322	8,093,530	14,441,027

Supplemental disclosures of cash flow information
Interest paid		2,061,889	2,096,087	1,680,654
Income tax paid		302,717	389,837	561,920

Supplemental disclosures of non-cash investing and financing activities
Non-cash effect of acquisitions of subsidiaries	9	100,000	53,551	—
Non-cash effect of issuance cost of convertible debts in connection with share-lending arrangement	12	—	—	36,966
Settlement of liability-classified restricted share award	20	12,914	16,929	10,970

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

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of consolidation

The accompanying consolidated financial statements include the financial statements of GDS Holdings Limited, its subsidiaries and consolidated variable interest entities and variable interest entities’ subsidiaries in which GDS Holdings has a controlling financial interest.

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

Exclusive Technology License and Service Agreements. Under the exclusive technology license and service agreements, GDS Investment Company licenses certain technology to each of Management Holdco, GDS Beijing and GDS Shanghai and GDS Investment Company has the exclusive right to provide Management HoldCo, GDS Beijing and GDS Shanghai with technical support, consulting services and other services. Without GDS Investment Company’s prior written consent, each of Management HoldCo, GDS Beijing and GDS Shanghai agrees not to accept the same or any similar services provided by any third party. Each of Management HoldCo, GDS Beijing and GDS Shanghai agrees to pay service fees in an amount of substantially all of their profits to GDS Investment Company. GDS Investment Company owns the intellectual property rights arising out of its performance of these agreements. In addition, each of Management HoldCo, GDS Beijing and GDS Shanghai has granted GDS Investment Company an exclusive right to purchase or to be licensed with any or all of the intellectual property rights of Management HoldCo, GDS Beijing or GDS Shanghai at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, these agreements will continue remaining effective.

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

The imposition of any of these government actions could result in the termination of the VIE agreements, which would result in GDS Holdings losing the (i) ability to direct the activities of the VIEs and (ii) rights to receive substantially all the economic benefits and residual returns from the VIEs and thus result in the deconsolidation of the VIEs in GDS Holdings’ consolidated financial statements. In the opinion of the Company, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.

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

	As of December 31,
	2024	2025
Assets
Current assets
Cash	1,858,820	4,541,442
Restricted cash	3,080	8,958
Accounts receivable, net of allowance for credit losses	2,996,660	2,428,590
VAT recoverable	170,726	188,590
Amount due from related parties, current	—	24,641
Other current assets	156,169	208,903
Total current assets	5,185,455	7,401,124

Non-current assets
Restricted cash	46,322	4,572
VAT recoverable	48,976	58,105
Property and equipment, net	1,895,324	1,573,740
Intangible assets, net	55,393	43,520
Operating lease right-of-use assets	124,230	83,476
Deferred tax assets	58,970	103,381
Other non-current assets	113,728	102,716
Total non-current assets	2,342,943	1,969,510
Total assets	7,528,398	9,370,634

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	404,801	282,433
Accounts payable	502,672	390,791
Amount due to related parties	—	62,252
Accrued expenses and other payables	253,236	330,923
Deferred revenue	82,633	106,277
Operating lease liabilities, current	33,563	26,005
Finance lease and other financing obligations, current	45,153	48,986
Total current third-party liabilities	1,322,058	1,247,667

Non-current liabilities
Long-term borrowings, excluding current portion	399,043	266,266
Operating lease liabilities, non-current	81,881	70,464
Finance lease and other financing obligations, non-current	851,192	802,388
Deferred tax liabilities	32,746	24,122
Other long-term liabilities	57,766	64,801
Total non-current third-party liabilities	1,422,628	1,228,041
Total third-party liabilities	2,744,686	2,475,708
Amounts due to GDS Holdings and its non-VIE subsidiaries, net	4,023,141	6,026,778
Total liabilities	6,767,827	8,502,486

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2024 and 2025, accounts receivable of RMB77,129 and RMB20,437, respectively, other current assets of RMB17,018 and RMB21,836, respectively, other non-current assets of RMB4,049 and nil, respectively, and property and equipment of RMB27,731 and nil, respectively, of VIEs were pledged solely to secure banking borrowings of VIEs.

As of December 31, 2024 and 2025, long-term borrowings of the consolidated VIEs of RMB547,438 and RMB396,469, respectively, were guaranteed by GDS Holdings Limited and its subsidiaries.

Net revenue, net (loss) income, operating, investing and financing cash flows of the VIEs that were included in the Company’s consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Years ended December 31,
	2023	2024	2025

Net revenue	9,489,505	9,919,021	11,142,122
Net (loss) income	(7,897)	214,697	107,577
Net cash provided by (used in) operating activities	235,448	(5,129)	844,806
Net cash (used in) provided by investing activities	(86,336)	(236,574)	2,177,111
Net cash used in financing activities	(25,567)	(332,573)	(375,167)

The unrecognized revenue-producing assets that are held by the VIEs comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

The Company deconsolidates a subsidiary when it no longer has a controlling financial interest in the subsidiary, in which case, the Company accounts for the deconsolidation of a subsidiary by recognizing a gain or loss in net income attributable to the parent, measured as the difference between:

a.The aggregate of all of the following:

1.	The fair value of any consideration received;
2.	The fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated;
3.

The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated.

b.The carrying amount of the former subsidiary’s assets and liabilities.

(b)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the fair value of retained equity method investment upon deconsolidation, the fair value of consideration expected to be received and the subscription price expected to be paid related to ABS, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the impairment of goodwill, the realizability of deferred income tax assets, the fair value of share-based compensation awards and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(c)   Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company has cash equivalents of RMB702,882 and RMB2,025,410 as of December 31, 2024 and 2025, respectively.

(d)   Time deposits

Time deposits are fixed deposits in financial institutions with original maturities greater than three months, which are measured at amortized cost. Time deposits with remaining maturities less than twelve months are classified as short-term time deposits, and others are classified as long-term time deposits.

As of December 31, 2025, the Company’s time deposits comprised of those in commercial banks with original maturities of between three months and one year, classified as held-to-maturity debt investments. In the year ended December 31, 2025, the Company recorded interest income from its time deposits of RMB7,894.

(e)   Restricted cash

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

(f)   Fair value of financial instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (Note 18 to the consolidated financial statements):

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

(g)   Contract balances

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

(h)   Equity method investments

The Company’s investments in entities in which the Company can exercise significant influence but do not own a majority equity interest or control are generally accounted for under the equity method of accounting. Equity method investments are initially measured at cost, except for the retained investments in the common stock of an investee (including a joint venture) in a deconsolidation transaction which are initially measured at fair value. Key estimates and assumptions used to determine the fair value include the amount and timing of future expected cash flows and discount rate. Basis differences are the differences between the Company’s initial cost of the investment and its proportionate share of the individual assets and liabilities of the investee (historical carrying value). When an investee meets the definition of a business, any excess of the initial cost of the investment over the proportional fair value of the assets and liabilities of the investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. Equity method investments are subsequently adjusted for the Company’s share of the income and losses of the investees and adjustments related to (i) elimination of intra-entity profits and losses, (ii) amortization of any basis differences subject to amortization, (iii) the Company’s share of changes in the investee’s capital and other comprehensive income. The Company’s proportionate share of the income or loss from its equity method investment is recorded in others, net on the consolidated statement of operations as the amount is immaterial for the years ended December 31, 2023 and 2024. The Company’s proportionate share of the income or loss from its equity method investment is recorded in share of results of equity method investees on the consolidated statement of operations for the year ended December 31, 2025. The Company’s proportionate share of other comprehensive income is recorded in other comprehensive income. The Company reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees’ fair value. The Company did not record any impairment losses related to its equity method investment for the years ended December 31, 2023, 2024 and 2025.

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

Asset retirement obligations are recorded in accrued expenses and other payables and other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability of continuing operations:

Asset retirement obligations as of January 1, 2023	111,811
Additions	602
Accretion expense	6,599
Foreign exchange impact	27
Derecognition upon disposal of a subsidiary	(1,360)
Revision in estimated cash flows as result of lease contracts modifications	(9,258)
Settlement	(2,103)
Asset retirement obligations as of December 31, 2023	106,318
Accretion expense	6,827
Foreign exchange impact	35
Revision in estimated cash flows as result of lease contracts modifications	(587)
Settlement	(490)
Asset retirement obligations as of December 31, 2024	112,103
Additions	2,918
Accretion expense	7,218
Foreign exchange impact	(24)
Settlement	(4,665)
Asset retirement obligations as of December 31, 2025	117,550

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

(m)   Prepaid land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR before the adoption of ASC 842, and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the remaining terms of the land use rights. As of December 31, 2025, the remaining terms of the land use rights range from 33 to 34 years.

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

Non-controlling interests for business combinations are measured at fair value at the acquisition date. The Company has elected an accounting policy to measure non-controlling interests in asset acquisition at carryover basis, which is based on the carrying amounts within the acquired entity.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized, which is the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is not deductible for tax purposes. Goodwill acquired in a business combination is assigned to reporting units that are expected to benefit from the synergies of the combination. When the Company reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned to the reporting units affected using a relative fair value allocation approach. When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business is included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount is based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.

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

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Due to the changing market conditions and fluctuations in the share price of the Company, the Company performed quantitative assessment for the years ended December 31, 2023. The Company estimated fair value using the income approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary. For the years ended December 31, 2024 and 2025, the Company performed qualitative assessments and evaluated all abovementioned factors to conclude that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit. Therefore, no further quantitative impairment testing on goodwill was performed for the years ended December 31, 2024 and 2025. No impairment losses were recorded for goodwill for the years ended December 31, 2023, 2024 and 2025.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

For the year ended December 31, 2023, impairment losses for the Company’s data centers’ long-lived assets of RMB3,013,416 were recognized. For the year ended December 31, 2025, impairment losses of RMB1,561,235 were recognized, which were mainly due to lower sales price and slower move-in of certain data centers with fixed lease terms. No impairment loss was recorded for the year ended December 31, 2024.

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

At each balance sheet date, the Company reviews the balance of VAT recoverable for recoverability, taking into consideration of the indefinite life of the VAT recoverable as well as the Company’s forecasted operating results and capital spendings. The Company has not made an allowance for the recoverability of the VAT recoverable, as the balance is expected to be utilized to offset against VAT payables. The amount of VAT recoverable which is expected to be utilized by the Company within one year is classified as current asset, whereas the remaining balance is classified as non-current asset.

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Company derives substantially all of its revenue from the delivery of (i) colocation services; and (ii) managed services, including managed hosting services and managed cloud services.

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

The Company’s colocation service and managed service contracts with customers contain both lease and non-lease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. In addition, the Company has performed a qualitative analysis to determine that the non-lease component is the predominant component of its revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“ASC 606”). For contracts that do not meet the criteria for the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“ASC 842”), which is immaterial for the years ended December 31, 2023, 2024 and 2025.

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

(s)   Cost of revenues

Cost of revenues consists primarily of utility costs, depreciation of property and equipment, labor costs, lease costs and other costs directly attributable to the provision of the service revenue and sales of IT equipment.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(t)   Research and development costs

Research and development costs incurred during the application development stage of developing internal-use software are capitalized. Other research and development costs are expensed as incurred. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company’s services and products.

(u)   Government grants

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

As of December 31, 2024 and 2025, deferred government grants are recorded as follow:

	As of December 31,
	2024	2025

Accrued expenses and other payables	38	50
Other long-term liabilities	114,209	58,068
Deduction of property and equipment, net	9,909	91,647

Government grants for continuing operations were recognized as follows in the consolidated statements of operations:

	Years ended December 31,
	2023	2024	2025

Reduction of cost of revenue	1,262	1,787	5,640
Reduction of general and administrative expenses	—	—	131
Reduction of interest expenses	4,310	3,250	—
Government grants	84,410	27,253	30,944
Total	89,982	32,290	36,715

There were no significant commitment, contingencies or provision for recapture conditions for the government subsidies received for the years ended December 31, 2023, 2024 and 2025.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(v)   Capitalized interest

A reconciliation of total interest costs to ‘‘Interest expenses’’ for continuing operations as reported in the consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Years ended December 31,
	2023	2024	2025

Total interest costs	2,159,539	2,043,662	1,840,812
Less: interest costs capitalized	(223,002)	(119,031)	(51,914)
Interest expenses	1,936,537	1,924,631	1,788,898

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

Unamortised debt issuance costs of RMB139,016 and RMB207,452 are presented as a reduction of debt as of December 31, 2024 and 2025, respectively.

Unamortised debt issuance costs consisted of following:

	As of December 31,
	2024	2025
Short-term borrowings	3,789	3,238
Long-term borrowings	85,731	48,185
Convertible Bonds due 2029	12,480	6,634
Convertible Bonds due 2030	37,016	25,078
Convertible Bonds due 2032	—	124,317

Total	139,016	207,452

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

(y)   Share-based compensation

The Company accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity -classified awards. The grant-date fair value of the award is recognized as compensation expense, net of forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

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

For further information on share-based compensation, see Note 20 below.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and time deposits denominated in RMB amounted to RMB6,258,846 and RMB11,098,019 as of December 31, 2024 and 2025, respectively.

As of December 31, 2025, the Company’s cash and cash equivalents, restricted cash and time deposits were deposited in major financial institutions located in PRC, Hong Kong SAR, Macau SAR, the United States of America (“US”) and Singapore and were denominated in the following currencies:

In thousands	RMB	USD	HKD	Japanese Yen	Euro	SGD
In PRC	11,046,705	506,552	—	—	—	—
In Hong Kong SAR	49,357	41,409	24,350	44,643	147	—
In Macau SAR	—	—	31,256	—	—	—
In US	—	106	—	—	—	—
In Singapore	1,957	7,230	—	—	—	9,963

Total in original currency	11,098,019	555,297	55,606	44,643	147	9,963
RMB equivalent	11,098,019	3,902,931	50,223	2,000	1,206	54,384

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(bb) Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, time deposits and accounts receivable. The Company’s investment policy requires cash and cash equivalents, restricted cash and time deposits to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Company regularly evaluates the credit standing of the counterparties or financial institutions.

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

(cc) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, under the two-class method in accordance with ASC 260, net income (loss) available to the Company’s ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities based on participating rights in undistributed earnings on a proportionate basis. The Company’s redeemable preferred shares (Note 16) are participating securities since the holders of these securities have the right to participate in dividends together with ordinary shareholders, in addition to the cumulative preferential dividend they enjoy. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.

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

(dd) Changes in accounting principle

The Company adopted the amendments in Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures in its consolidated financial statements for fiscal year ended December 31, 2025 on a prospective basis. This ASU amended disclosure requirements for income tax, including rate reconciliation as well as information on income taxes paid. Certain of the Company’s disclosures on income taxes have been expanded as a result of adopting this guidance.

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

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarified the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. This ASU also made additional clarifications to assist stakeholders in applying the guidance. This ASU also clarified that the induced conversion guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. This ASU permits an entity to apply the new guidance on either a prospective or a retrospective basis. The Company adopted the standard in the first quarter of 2026, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provide a practical expedient that in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. This ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this ASU prospectively. The Company adopted the standard in the first quarter of 2026, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company will adopt the standard from fiscal year ending December 31, 2029 and is currently in the process of evaluating the impact on the Company’s consolidated financial statements.

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

Prior to the Deconsolidation, several intra-group arrangements existed between continuing and discontinued operations, which were eliminated as intercompany transactions and were not separately reflected in the Company’s previously issued financial statements. Such intercompany transactions mainly included sales commission, procurement services, license grant, guarantees and management support services. Sales commission, procurement service fees and license fees are reinstated according to ASC 606 and included in net revenue in the consolidated statements of operations for all the years presented since they are expected to continue after Deconsolidation and become part of the Company’s recurring revenue-generating activities. The Company reinstated net revenue of RMB1,684 and RMB34,404 for these services for the years ended December 31, 2023 and 2024, respectively. Guarantee fees and management support service fees are reinstated according to ASC 610-20 and included in others, net in the consolidated statements of operations for all the years presented since they are related to transition services which are not within core business of the continuing operations. The Company reinstated other income of RMB85,292 and RMB59,017 for these services for the years ended December 31, 2023 and 2024, respectively.

The elimination of unrealized profit for above-mentioned fees capitalized by DayOne in its property and equipment is included in the financial results of discontinued operations, which amounted to RMB7,476 and RMB25,450, respectively, for the years ended December 31, 2023 and 2024.

The transactions with DayOne after the Deconsolidation are disclosed in Note 28.

The financial results of DayOne presented in discontinued operations reflect the results of DayOne until the Deconsolidation, adjusted for the transactions discussed above. The following table presents the financial results of discontinued operations:

	Years ended December 31,
	2023	2024

Net revenue	175,737	1,262,063
Cost of revenue	(194,570)	(859,254)
Operating expenses	(233,249)	(400,336)
(Loss) income from operations	(252,082)	2,473
Net interest expenses	(107,286)	(280,652)
Other income (expenses)	792	(65,493)
Loss from operations of discontinued operations before income taxes	(358,576)	(343,672)
Income tax expenses	(800)	(57,124)
Loss from operations of discontinued operations, net of income taxes	(359,376)	(400,796)
Gain on deconsolidation of subsidiaries, net of nil income taxes	—	4,475,539
(Loss) income from discontinued operations, net of income taxes	(359,376)	4,074,743

Loss before income taxes of DayOne for the year ended December 31, 2025 was US$343,959 thousand (RMB2,442,205).

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

4     CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

A reconciliation of cash and cash equivalents and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As of December 31,
	2024	2025

Cash and cash equivalents	7,867,659	14,305,958
Restricted cash - current assets	67,419	130,295
Restricted cash - non-current assets	158,452	4,774

Total cash and cash equivalents and restricted cash of continuing operations shown in the consolidated statements of cash flows	8,093,530	14,441,027

5     CONTRACT BALANCES

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025

Accounts receivable	3,048,182	2,492,387
Less: allowance for credit losses	(26,226)	(25,029)

Accounts receivable, net	3,021,956	2,467,358

Accounts receivable of RMB2,383,419 and RMB1,285,163 was pledged as security for bank loans (Note 11) as of December 31, 2024 and 2025, respectively. Accounts receivable of RMB133,788 and RMB89,166 was pledged as security for finance lease and other financing obligations (Note 14) as of December 31, 2024 and 2025, respectively.

The following table presents the movement of the allowance for credit losses:

	Years ended December 31,
	2023	2024	2025

Balance at the beginning of the year	20,728	39,221	26,226
Allowance made (reversal of allowance) during the year	18,294	(13,173)	(989)
Foreign exchange impact	199	178	(208)

Balance at the end of the year	39,221	26,226	25,029

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Deferred Revenue

The opening and closing balances of the Company’s deferred revenue, including current and non-current portion, are as following:

Deferred revenue

Beginning balance as of January 1,2025	141,844
Increase	23,971

Closing balance as of December 31, 2025	165,815

The difference between the opening and closing balances of the Company’s deferred revenue primarily results from the timing difference between the satisfaction of the Company’s performance obligation and the customer’s payment. As of December 31, 2024 and 2025, the deferred revenue expected to be recognized as revenue after one year amounted to RMB50,869 and RMB51,983, respectively, were recorded in other long-term liabilities in the consolidated balance sheet. The amounts of revenue recognized during the years ended December 31, 2023, 2024 and 2025 from the opening deferred revenue balance was RMB161,391, RMB144,983 and RMB86,483, respectively.

Remaining performance obligations

The Company enters into certain usage-based contracts for colocation and managed services in which revenues are based on the agreed usage-based fees as the actual services are rendered throughout the contract term. The Company elected to apply the practical expedient under ASC606-10-50-14(b) that allows the Company not to disclose the remaining performance obligations for variable considerations, which are charged based on the agreed unit price and number of racks in usage, in connection with these contracts with remaining durations ranging from 1 year to 8 years.

As of December 31, 2025, the revenues, excluding any variable considerations, expected to be recognized in future periods related to remaining performance obligations that are unsatisfied were as follows:

Revenue expected to be recognized	RMB

Within 1 year	1,206,233
After 1 year but within 2 years	867,017
After 2 years but within 3 years	498,930
After 3 years but within 4 years	391,759
After 4 years but within 5 years	323,025
After 5 years	471,069

Total	3,758,033

6     OTHER CURRENT ASSETS

Other current assets mainly included short-term deposits, prepaid expenses and other receivables.

The following table presents the movement of the allowance for credit losses related to other current assets:

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2023	2024	2025
Balance at the beginning of the year	2,235	2,267	2,317
Allowance made during the year	—	—	19,786
Foreign exchange impact	32	50	(58)

Balance at the end of the year	2,267	2,317	22,045

7     PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

		As of December 31,
	Note	2024	2025
At cost:
Leasehold land		868,820	847,427
Buildings		16,125,870	16,880,123
Data center equipment		24,936,431	26,597,214
Leasehold improvement		9,103,258	9,169,312
Furniture and office equipment		105,371	111,107
Vehicles		4,506	4,345
		51,144,256	53,609,528
Less: Accumulated depreciation		(14,689,668)	(17,146,803)
		36,454,588	36,462,725
Construction in progress		6,564,474	5,640,294
		43,019,062	42,103,019
Less: Impairment losses	2(o)	(2,814,929)	(4,049,195)
Property and equipment, net		40,204,133	38,053,824

The carrying amounts of the Company’s property and equipment acquired under finance leases and build-to-suit leases were RMB5,452,571 and RMB4,576,138 as of December 31, 2024 and 2025, respectively.

Depreciation of property and equipment (including assets acquired under finance leases and other financing arrangement) for continuing operations was RMB3,053,194, RMB3,027,954 and RMB3,262,039 for the years ended December 31, 2023, 2024 and 2025, respectively, and included in the following captions:

	Years ended December 31,
	2023	2024	2025

Cost of revenue	2,960,711	2,937,193	3,196,952
General and administrative expenses	87,619	86,675	63,590
Research and development expenses	4,864	4,086	1,497

	3,053,194	3,027,954	3,262,039

Property and equipment with a net book value of RMB9,756,698 and RMB9,063,987 was pledged as security for bank loans (Note 11) and other financing obligations (Note 14) as of December 31, 2024 and 2025, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

8     INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

		As of December 31,
	Note	2024	2025

Customer contracts		1,451,341	1,250,812
Software		77,180	91,562
Licenses		6,000	6,000
Others		464	464
		1,534,985	1,348,838
Less: accumulated amortization		(955,507)	(956,363)
Less: impairment losses	2(o)	(98,364)	(119,134)
Intangible assets, net		481,114	273,341

Amortization of intangible assets was RMB314,666, RMB214,436 and RMB196,715 for the years ended December 31, 2023, 2024 and 2025, respectively.

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2026	155,696
2027	37,654
2028	18,117
2029	16,385
2030	12,362
Thereafter	33,127
Total	273,341

9     ACQUISITIONS AND GOODWILL

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

On March 26, 2025, the Company deconsolidated the project companies that own the data center projects of Beijing 20, Beijing 21, Beijing 22 and Beijing 23 (“Beijing 20-23 Project Companies”) (Note 10), and goodwill amounted to RMB224,305 allocated to these project companies was derecognized.

On July 23, 2025, the Company deconsolidated the project companies that own the data center projects of Kunshan 2 and Kunshan 3 (“Kunshan 2-3 Project Companies”) (Note 10) and goodwill amounted to RMB474,357 allocated to these project companies was derecognized.

There was no other movement of goodwill during the years ended December 31, 2024 and 2025.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Business Combinations

No business combinations were consummated in the years ended December 31, 2023, 2024 and 2025.

The Company settled the considerations, including contingent considerations, for the business combinations of RMB19,888, nil and nil in the years ended December 31, 2023, 2024 and 2025, respectively, of which interest portions were included in operating activities’ cash flows and principal portions were included in investing or financing activities’ cash flows depending on settlements within or after three months subsequent to acquisition dates. As of December 31, 2024 and 2025, the remaining consideration payable was RMB118,730 and RMB111,649, respectively, which was recorded in other payables.

Asset Acquisitions

In 2023 and 2024, the Company consummated several acquisitions of certain target entities. These target entities did not meet the definition of a business as of the acquisition date in accordance with ASC 805 Business Combinations, and the acquisitions were accounted for as assets acquisitions. The primary assets acquired were properties self-owned or under finance leases, equipment and leasehold improvements.

In the year ended December 31, 2023, 2024 and 2025, the Company recognised additional contingent consideration of RMB100,000, RMB100,223 and RMB1,958, respectively, for its asset acquisitions consummated in prior years upon satisfaction of certain contingent conditions. The Company settled the considerations, including contingent considerations, of RMB241,850, RMB85,191 and RMB13,077 for its asset acquisitions for continuing operations in the years ended December 31, 2023, 2024 and 2025, of which interest portions were included in operating activities’ cash flows and principal portions were included in investing or financing activities’ cash flows depending on settlements within or after three months subsequent to acquisition dates, respectively. As of December 31, 2024 and 2025, remaining consideration payables of RMB191,120 and RMB180,001, respectively, were recorded in other payables.

10     LONG-TERM INVESTMENTS IN EQUITY INVESTEES

As of December 31, 2024 and 2025, long-term investments in equity investees included the follows:

		As of December 31,
Investee	Note	2024	2025

DayOne	(i)	7,537,604	9,164,612
C-REIT	(ii)	—	484,591
ABS	(iii)	—	393,648
Others		6,951	9,497

		7,544,555	10,052,348

Notes:

(i)	With the Company’s equity interest in DayOne diluted to 35.6% and its losing control over DayOne, the Company deconsolidated DayOne on December 31, 2024 and recognized investment in DayOne amounted to RMB7,537,604 which was the fair value as of the deconsolidation date. The investment in DayOne is subsequently accounted for using equity method.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In December 2025, DayOne signed agreements for the initial tranche of its Series C convertible preferred share financing of approximately US$2.0 billion. As of December 31, 2025, US$1.3 billion proceeds were collected and related new shares were issued to the investors and the remaining part was closed in January 2026. As a result, the Company’s equity interest in DayOne was diluted to 30.1% on December 31, 2025. The Company accounted for the dilution as if it has sold a proportionate share of its investment in DayOne and recognized a gain of RMB1,681,006 in share of results of equity method investees and other comprehensive loss of RMB21,175 as amounts reclassified from accumulated other comprehensive loss.

(ii)	On July 23, 2025, the Company sold 100% of its equity interest in Kunshan 2-3 Project Companies to China Southern GDS Data Center Closed-End Infrastructure Securities Investment Fund (“C-REIT”) with total consideration of RMB2,252,324, which was fully received in 2025. In the same month, C-REIT completed its initial public fund raising, in which the Company subscribed 20% share of C-REIT with consideration of RMB480,000. As a result, the Company deconsolidated the Kunshan 2-3 Project Companies and recognized investment in C-REIT amounted to RMB480,000 which was the fair value as of the deconsolidation date. Gain on deconsolidation of subsidiaries of RMB1,256,926 was recognized in 2025. The investment in C-REIT is subsequently accounted for using equity method.
(iii)	On March 26, 2025, the Company sold 100% of its equity interest in Beijing 20-23 Project Companies to CITIC Securities - GDS 2025 Phase 1 Data Center Holding-Type Real Estate Asset-Backed Special Plan (“ABS”) with an estimated total equity consideration of RMB1,834,615, the payments of which depend on satisfaction of certain milestone conditions. The Company received equity consideration of RMB897,050 in 2025. The Company concurrently subscribed 30% share of ABS with total subscription price of RMB482,760, the payments of which also depend on satisfaction of the same milestone conditions as that of the total equity consideration payment. The Company paid subscription price of RMB313,794 in 2025. The amount of consideration expected to be received, offset by the subscription price expected to be paid to the ABS was measured at fair value of RMB1,190,782 as of March 26, 2025. As a result, the Company deconsolidated Beijing 20-23 Project Companies and recognized investment in ABS amounted to RMB401,124 which was the fair value as of the deconsolidation date. Gain on deconsolidation of subsidiaries of RMB1,107,178 was recognized in 2025. The investment in ABS is subsequently accounted for using equity method.

The financial information of DayOne is summarized below in accordance with Rule 4-08 of Regulation S-X:

	As of December 31,
	2024	2025

Current assets	10,490,288	15,586,968
Non-current assets	18,276,507	40,798,494
Current liabilities	6,741,094	8,946,580
Non-current liabilities	6,497,228	22,448,125
Redeemable preferred shares	13,239,989	22,338,595
Non-controlling interests	311,167	411,670

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As DayOne was deconsolidated on December 31, 2024, the Company’s share of its profit or loss under equity method in 2024 is immaterial. The Company recognized share of DayOne’s loss under equity method (excluding the dilution gain) in 2025 of RMB32,823, including a loss of RMB963,796 in profit or loss, a gain of RMB64,699 in other comprehensive income related to foreign currency translation adjustments, net of nil income tax and a gain of RMB866,274 in additional paid-in capital related to share award plan of DayOne.

	As of December 31,
	2024	2025

Carrying value of investment in DayOne	7,537,604	9,164,612
Proportionate share of DayOne’s net assets	5,525,585	7,400,695
Basis difference	2,012,019	1,763,917

Basis difference assigned to:
Tangible and intangible assets	99,153	49,391
Goodwill	1,934,680	1,725,345
Deferred tax liabilities	(21,814)	(10,819)
	2,012,019	1,763,917

11    BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2024	2025

Short-term borrowings	1,798,531	411,402
Current portion of long-term borrowings	2,543,118	2,540,332
Sub-total	4,341,649	2,951,734
Long-term borrowings, excluding current portion	21,905,985	23,363,213
Total borrowings	26,247,634	26,314,947

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of December 31,
	2024	2025

Unsecured short-term borrowings	1,798,531	411,402

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2024 and 2025 were 6.39% and 2.20% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of December 31,
	2024	2025

Unsecured long-term borrowings	30,743	254,986
Secured long-term borrowings	24,418,360	25,648,559
	24,449,103	25,903,545

Long-term borrowings were secured by the following assets:

	As of December 31,
	2024	2025

Accounts receivable	2,383,419	1,285,163
Other current assets	87,225	80,687
Property and equipment, net	8,310,725	7,859,451
Prepaid land use rights, net	16,791	7,215
Operating lease ROU assets	3,639,061	3,470,272
Other non-current assets	19,052	11,423
	14,456,273	12,714,211

In addition to the above assets pledged for secured borrowings, some of the borrowings were guaranteed by the equity interests of the subsidiaries of GDS Holdings.

The weighted average interest rates of long-term borrowings as of December 31, 2024 and 2025 were 4.12% and 3.90% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

The outstanding long-term borrowings mature serially from 2026 to 2040. The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to December 31, 2025 are as follows:

Long-term borrowings
Twelve months ending December 31,
2026	2,540,332
2027	3,245,423
2028	3,344,093
2029	2,561,510
2030	3,895,671
Thereafter	10,316,516
25,903,545

The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 15 years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2025, the Company had total working capital and project financing credit facilities of RMB28,329,492 from various financial institutions, of which the unused amount was RMB3,563,408. As of December 31, 2025, the Company had drawn down RMB24,766,084 from such facilities, of which RMB406,762 (net of debt issuance costs of RMB3,238) was recorded in short-term borrowings and RMB24,307,899 (net of debt issuance costs of RMB48,185) was recorded in long-term borrowings, respectively. In addition, the Company also had certain borrowings from non-financial institutions.

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

Below are the terms and conditions for project loan facilities as of December 31, 2025:

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

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

There are certain other events in the loan facility agreements the occurrence of which could obligate GDS Holdings to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if GDS Holdings fails to maintain its shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) The Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. The terms of these loan agreements also include cross default provisions which could be triggered if the Company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding RMB50,000 when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the People’s Bank of China (“PBOC”) in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of December 31, 2025, the Company was in compliance with all of the abovementioned covenants.

12   CONVERTIBLE BONDS PAYABLE

The convertible notes payable consisted of following:

	As of December 31,
	2024	2025

Convertible Bonds due 2025	575	—
Convertible Bonds due 2029	4,444,327	4,351,222
Convertible Bonds due 2030	4,132,256	4,051,625
Convertible Bonds due 2032	—	3,741,524

Total	8,577,158	12,144,371
Including:
- Current	575	—
- Non-current	8,576,583	12,144,371

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The interest expenses related to the convertible notes are as follows:

	Years ended December 31,
	2023	2024	2025

Contractual interest	202,776	196,665	249,313
Amortization of issuance cost	20,015	16,342	36,623

Total interest expenses	222,791	213,007	285,936

Convertible Notes due June 1, 2025 issued by the Company (“Convertible Bonds due 2025”)

On June 5, 2018, the Company completed its issuance of Convertible Bonds due 2025 in an aggregate principal amount of US$300 million. The related issuance costs of US$8,948 thousand were deducted from principal of the Convertible Bonds due 2025 and amortized over the period from issuance to the first put date (i.e. June 1, 2023) using the effective interest method.

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

As of December 31, 2024, the outstanding principal amount of Convertible Bonds due 2025 was US$80 thousand. On June 1, 2025, the outstanding amount was fully repaid.

Convertible Notes due March 8, 2029 issued by the Company (“Convertible Bonds due 2029”)

On March 8, 2022, the Company completed its issuance of Convertible Bonds due 2029 in an aggregate principal amount of US$620 million. The related issuance costs of US$3,950 thousand were deducted from principal of the Convertible Bonds due 2029 and amortized over the period from issuance to the first put date (i.e. March 8, 2027) using the effective interest method.

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

Convertible Notes due January 31, 2030 issued by the Company (“Convertible Bonds due 2030”)

On January 20, 2023, the Company completed its issuance of Convertible Bonds due 2030 in an aggregate principal amount of US$580 million. The related issuance costs of US$7,934 thousand were deducted from principal of the Convertible Bonds due 2030 and amortized over the period from issuance to the first put date (i.e. January 31, 2028) using the effective interest method.

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

Convertible Notes due June 1, 2032 issued by the Company (“Convertible Bonds due 2032”)

On May 30, 2025, the Company completed its issuance of Convertible Bonds due 2032 in an aggregate principal amount of US$550 million. The total related issuance costs of US$20,452 thousand, including the fair value of share-lending arrangement (Note 12), were deducted from principal of the Convertible Bonds due 2032 and amortized over the period from issuance to the first put date (i.e. June 1, 2029) using the effective interest method.

The key terms of the Convertible Bonds due 2032 are summarized as follows:

Maturity Date

●	June 1, 2032

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Interest

●	2.25% per annum, computed on the basis of a 360-day year composed of twelve 30-day months, payable semiannually in arrears on June 1 and December 1 of each year

Repurchase of Notes

●	Holders will have the right to require the Company to repurchase for cash all of their notes, or any portion of the principal thereof that is in denominations of US$1 thousand and integral multiples of US$1 thousand in excess thereof, on June 1, 2029 or if a fundamental change occurs at any time.

Tax redemption

●	The Company may redeem, at its option, all but not part of the Convertible Bonds due 2032 if it becomes obligated to pay to the holder of any note ‘‘additional amounts’’ (which are more than a de minimis amount) as a result of any change in tax law at the price equal to 100% of the principal amount together with accrued and unpaid interest. Upon receiving notice of redemption, each holder will have the right to elect to: convert its notes; or not have its notes redeemed and GDS Holdings will not pay any additional amounts as a result of such change in tax law.

Cleanup redemption

●	The Company may redeem for cash all but not part of the Convertible Bonds due 2032 at its option at any time if less than 10% of the aggregate principal amount originally issued remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the principal amount together with accrued and unpaid interest.

Optional redemption by the Company

●	On or after June 6, 2029 and on or prior to the 40th scheduled trading day immediately prior to the maturity date, the Company may redeem for cash all or part of the Convertible Bonds due 2032, at its option, a redemption price equal to 100% of the principal amount of the principal amount together with accrued and unpaid interest, if (x) the notes are “freely tradable”, and all accrued and unpaid additional interest, if any, has been paid in full, as of the date it sends such notice and (y) the last reported sale price of its ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date it provides notice of redemption and (ii) the trading day immediately preceding the date it sends such notice.

Conversion rights

●	Prior to the close of business on the business day immediately preceding December 1, 2031, the Convertible Bonds due 2032 will be convertible only upon satisfaction of one or more of the following conditions:
(i)

Conversion upon satisfaction of sale price condition: A holder may surrender all or any portion of its notes for conversion at any time during any calendar quarter commencing after the calendar quarter ending on September 30, 2025 (and only during such calendar quarter), if the last reported sale price of the ADSs for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(ii)

Conversion upon satisfaction of trading price condition: A holder of notes may surrender all or any portion of its notes for conversion at any time during the five business day period after any ten consecutive trading day period (the “measurement period”) in which the “trading price” per US$1 thousand principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day;

(iii)

Conversion upon notice of redemption: If the Company calls any or all of the notes for redemption under “Tax redemption”, “Cleanup redemption” or “Optional redemption by the Company”, holders may convert any or all of their notes so called for redemption at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date, cleanup redemption date or the optional redemption date (as the case may be);

(iv)

Conversion upon specified corporate events: the Convertible Bonds due 2032 are convertible upon certain distributions and certain corporate events (including “fundamental change”, “make-whole fundamental change” and when the Company is a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of the Company’s assets pursuant to which the ADSs would be converted into cash, securities or other assets).

●	On or after December 1, 2031 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes at the conversion rate in effect at any time.
●	The conversion rate is initially 30.2343 ADSs per US$1 thousand principal amount of notes (equivalent to an initial conversion price of approximately US$33.08 per ADS), and subject to changes under certain anti-dilution conditions.
●	Upon conversion, the Company may choose to pay or deliver, as the case may be, either cash (“cash settlement”), ADSs (“physical settlement”) or a combination of cash and ADSs (“combination settlement”). If the Company does not timely elect a settlement method, the Company will no longer have the right to elect cash settlement or combination settlement and will be deemed to have elected physical settlement in respect of its conversion obligation (such settlement method shall be the “default settlement method” initially elected by the Company). The Company may, prior to the 55th scheduled trading day before the maturity date, at its option, change the default settlement method.
●	If the Company elects (or is deemed to have elected) physical settlement, it will deliver to the converting holder in respect of each US$1 thousand principal amount of notes being converted a number of ADSs equal to the conversion rate in effect on the conversion date for such conversion, subject to holders’ election to receive ordinary shares in lieu of such ADSs; if the Company elects (or is deemed to have elected) cash settlement, it will pay to the converting holder in respect of each US$1 thousand principal amount of notes being converted cash in an amount equal to the sum of the daily conversion values for each of the 40 consecutive trading days during the related observation period; and if the Company elects (or is deemed to have elected) combination settlement, it will pay or deliver, as the case may be, to the converting holder in respect of each US$1 thousand principal amount of notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 40 consecutive trading days during the related observation period. The “daily settlement amount,” for each of the 40 consecutive trading days during the observation period, shall consist of: cash equal to the lesser of (i) the maximum cash amount per US$1,000 principal amount of notes to be received upon conversion as specified in the notice specifying the chosen settlement method (the “specified dollar amount”), if any, divided by 40 (such quotient, the “daily measurement value”) and (ii) the daily conversion value; and if the daily conversion value exceeds the daily measurement value, a number of ADSs equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the daily VWAP for such trading day. The “daily conversion value” means, for each of the 40 consecutive trading days during the observation period, 2.5% of the product of (1) the conversion rate on such trading day and (2) the daily VWAP for such trading day.

The Company determined that the embedded conversion option of the Convertible Bonds due 2032 was not required to be accounted for as an embedded derivative pursuant to ASC 815, Derivatives and Hedging, because it is both indexed to the Company’s own stock and classified in shareholders’ equity. The Company also determined there was no other embedded derivative to be separated from the Convertible Bonds due 2032.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The effective interest rate of the Convertible Bonds due 2025, after considering the related issuance cost, was 2.03% as of December 31, 2024. The effective interest rate of the Convertible Bonds due 2029, after considering the related issuance cost, was 0.38% as of December 31, 2024 and 2025. The effective interest rate of the Convertible Bonds due 2030, after considering the related issuance cost, was 4.87% as of December 31, 2024 and 2025. The effective interest rate of the Convertible Bonds due 2032, after considering the related issuance cost, was 3.28% as of December 31, 2025.

As of December 31, 2024 and 2025, accrued interests for the convertible bonds of RMB81,668 and RMB87,348, respectively, were recorded in accrued expenses.

Share-lending arrangement in connection with Convertible Bonds due 2032

In contemplation of its issuance of Convertible Bonds due 2032, the Company issued and lent to J.P. Morgan Securities PLC (the “Borrower”) 6,000,000 ADSs (the “Loaned ADSs”) for a processing fee of US$0.0004 per Loaned ADSs, for certain investors who employ a convertible arbitrage strategy to hedge their market risk with respect to Convertible Bonds due 2032.

The arrangement shall terminate upon the earliest of (i) the date on which the Company notifies the Borrower in writing of its intention to terminate at any time after the date on which the entire principal amount of the Convertible Bonds due 2032 ceases to be outstanding, (ii) the date as of which the Borrower has returned all Loaned ADSs to the Company, (iii) the written agreement of the Company and the Borrower to so terminate, (iv) the exercise by either party of its termination rights following specified termination events, and the occurrence of a Delisting (the Company’s ADSs cease to be listed, traded or publicly quoted).

Upon termination, the Borrower shall promptly return to the Company all Loaned ADSs through physical settlement. The Borrower is required to return Loaned ADSs if certain ownership thresholds or applicable share limits are reached. In addition, if the aggregate number of Loaned ADSs exceeds the maximum number of ADSs permitted under the arrangement, the Company may require the Borrower to return the excess Loaned ADSs without payment of additional consideration.

Notwithstanding the foregoing, the arrangement may be settled in cash under certain circumstances. If legal or regulatory restrictions, market illiquidity, Delisting, cancellation of the ADSs or similar conditions give rise to a repurchase obstacle that continues for more than 90 trading days, the Company or the Borrower, as applicable, may require or elect cash settlement based on the replacement cash amount determined based on the purchase price or the arithmetic average of the volume-weighted average prices per ADS in accordance with the terms of the arrangement.

No collateral is required to be posted for the Loaned ADSs. The Borrower is required to remit to the Company any dividends paid to the holders of the Loaned ADSs (net of any fees, costs or tax withholdings and deductions). The Borrower is not entitled to vote on the Loaned ADSs.

In accordance with ASC 815-40 and ASC 470-20, the Company has accounted for the share-lending arrangement as equity, initially measured at fair value and recognized it as an issuance cost associated with Convertible Bonds due 2032. As a result, additional issuance cost of US$5,145 thousand was recorded on the issuance date with a corresponding increase to ordinary shares and additional paid-in-capital. Since the cash settlement feature is based on the fair value of shares to be repurchased, no separate accounting is needed for this feature.

As of December 31, 2025, the unamortized amount of the issuance costs associated with the share-lending arrangement was RMB31,274. As of December 31, 2025, the outstanding number of Loaned ADSs was 6,000,000 ADSs, the fair value of which was RMB1,471,831. In 2025, the Company recognized interest expenses of RMB4,948 associated with the share-lending arrangement, which is included in the amortization of issuance cost of Convertible Bonds due 2032.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

13	ACCOUNTS PAYABLE AND ACCRUED EXPENSES AND OTHER PAYABLES

Accounts payable consisted of the following:

	As of December 31,
	2024	2025
Accounts payable for operating expenses	481,597	477,323
Accounts payable for purchase of property and equipment	2,111,708	1,454,854
	2,593,305	1,932,177

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2024	2025

Consideration payables for acquisitions	309,850	291,650
Accrued payroll and welfare benefits	204,047	219,257
Accrued interest expenses	125,090	111,683
Income tax payable	118,605	126,454
Other tax payables	44,500	43,382
Accrued debt issuance costs and other financing costs	32,372	5,798
Others	454,142	407,228
	1,288,606	1,205,452

14   LEASES

A summary of supplemental information related to operating leases as of December 31, 2024 and 2025 is as follows:

		As of December 31,
	Note	2024	2025

Operating lease right-of-use assets, gross		5,274,000	4,986,151
Less: Impairment losses	2(o)	(80,592)	(154,527)
Operating lease right-of-use assets, net		5,193,408	4,831,624
Operating lease liabilities, current		117,345	110,133
Operating lease liabilities, non-current		1,279,726	1,203,487

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of lease cost of continuing operations are as follows:

	Years ended December 31,
	2023	2024	2025

Finance lease cost:
- Amortization of right-of-use assets	495,074	440,629	438,146
- Interest on lease liabilities	613,909	562,968	535,676
Operating lease cost	351,104	330,943	314,480
Short-term lease cost	54,215	61,189	50,886
Variable lease cost	(4,835)	(3,358)	(7,342)

Total lease cost	1,509,467	1,392,371	1,331,846

Supplemental cash flow information related to leases of continuing operations is as follows:

	Years ended December 31,
	2023	2024	2025

Cash paid for amounts included in measurement of lease liabilities (Note):
- Operating cash flows from finance leases	(501,090)	(438,532)	(397,349)
- Operating cash flows from operating leases	(232,342)	(216,387)	(197,501)
- Financing cash flows from finance leases	(986,888)	(545,911)	(626,670)

Non-cash information on lease liabilities arising from obtaining ROU assets:
- Finance leases	16,772	—	—
- Operating leases	28,225	49,640	44,144

Non-cash information on lease liabilities and ROU assets derecognized for termination of leases:
- Finance leases	237,330	—	109,255
- Operating leases	48,610	—	10,880

Gain on early termination of leases:
- Finance leases	39,350	—	42,887
- Operating leases	5,412	—	3,901

Note: The above table does not include cash paid for purchase of land use rights and initial direct costs of leases of RMB15,900, nil and nil for continuing operations in the years ended December 31, 2023, 2024 and 2025, respectively, which are included in “Payments for purchase of property and equipment and land use rights” in the consolidated statements of cash flows.

The financing cash flows from finance leases include the payment of principal due to early termination of certain financing arrangements for data center equipment.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

	As of December 31,
	2024	2025

Weighted average remaining lease term:
- Finance leases	11.8	10.9
- Operating leases	12.0	11.3

Weighted average discount rate:
- Finance leases	6.57%	6.60%
- Operating leases	6.15%	6.13%

Weighted average discount rate for other financing obligations is 7.37% and 7.28% as of December 31, 2024 and 2025, respectively.

Maturities of lease and other financing obligations were as follows:

	As of December 31, 2024					As of December 31, 2025
			Total of					Total of
			finance lease					finance lease
		Other	and other	Operating			Other	and other	Operating
	Finance lease	financing	financing	lease		Finance lease	financing	financing	lease
	obligations	obligations	obligations	obligations	Total	obligations	obligations	obligations	obligations	Total
Within 1 year	693,373	404,653	1,098,026	196,052	1,294,078	705,304	376,351	1,081,655	183,979	1,265,634
After 1 year but within 2 years	693,058	411,108	1,104,166	159,315	1,263,481	709,361	1,670,630	2,379,991	167,772	2,547,763
After 2 years but within 3 years	717,908	1,625,281	2,343,189	156,743	2,499,932	659,440	184,637	844,077	153,667	997,744
After 3 years but within 4 years	669,546	149,770	819,316	149,715	969,031	688,627	118,664	807,291	154,301	961,592
After 4 years but within 5 years	698,531	84,861	783,392	154,118	937,510	717,746	128,702	846,448	153,568	1,000,016
After 5 years	5,013,131	166,727	5,179,858	1,197,588	6,377,446	4,183,797	133,148	4,316,945	1,032,984	5,349,929
Total	8,485,547	2,842,400	11,327,947	2,013,531	13,341,478	7,664,275	2,612,132	10,276,407	1,846,271	12,122,678

Less: total future interest	(2,681,576)	(408,568)	(3,090,144)	(616,460)	(3,706,604)	(2,268,317)	(256,969)	(2,525,286)	(532,651)	(3,057,937)

Present value of lease and other financing obligations	5,803,971	2,433,832	8,237,803	1,397,071	9,634,874	5,395,958	2,355,163	7,751,121	1,313,620	9,064,741
Including:
- Current portion			636,152	117,345	753,497			697,142	110,133	807,275
- Non-current portion			7,601,651	1,279,726	8,881,377			7,053,979	1,203,487	8,257,466

Lease and other financing obligations were secured by the following assets:

	As of December 31,
	2024	2025

Accounts receivable	133,788	89,166
Property and equipment, net	1,445,973	1,204,536
Operating lease ROU assets	18,521	17,929
	1,598,282	1,311,631

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

15   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of December 31,
	2024	2025

Asset retirement obligations	103,214	111,026
Deferred revenue - non-current (Note 5)	50,869	51,983
Deferred government grants	114,209	58,068
Others	28,929	2,525
Total	297,221	223,602

16   REDEEMABLE PREFERRED SHARES

On March 27, 2019 (the “Issue Date”), GDS Holdings completed its issuance of 150,000 Convertible Preferred Shares (“redeemable preferred shares”) to an investor at the subscription price of US$1 thousand per share with total consideration of US$150 million.

The movement of redeemable preferred shares is set out as below:

Redeemable
preferred shares
Balance at January 1, 2023	1,047,012
Accrual of redeemable preferred shares dividends	53,625
Settlement of redeemable preferred shares dividends	(53,923)
Foreign exchange impact	18,052

Balance at December 31, 2023 and January 1, 2024	1,064,766
Accrual of redeemable preferred shares dividends	54,232
Settlement of redeemable preferred shares dividends	(54,169)
Foreign exchange impact	15,827

Balance at December 31, 2024 and January 1, 2025	1,080,656
Accrual of redeemable preferred shares dividends	54,305
Settlement of redeemable preferred shares dividends	(54,124)
Foreign exchange impact	(24,174)
Balance at December 31, 2025	1,056,663

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

17   REDEEMABLE NON-CONTROLLING INTERESTS

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

The change in the carrying amount of redeemable non-controlling interests is as follows:

	Year ended December 31,
	2023	2024	2025
Balance at beginning of the year	—	—	—
Issuance of Series A Preferred Shares of DayOne	—	4,695,667	—
Net loss attributable to redeemable non-controlling interests	—	(120,447)	—
Other comprehensive income attributable to redeemable non-controlling interests	—	95,543	—
Deconsolidation (Note 3)	—	(4,670,763)	—
Balance at end of the year	—	—	—

18   FAIR VALUE MEASUREMENT

The Company did not have financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2024. The outstanding balance of consideration expected to be received, offset by the subscription price expected to be paid to the ABS (Note 10) was measured at fair value on a recurring basis. The initial estimated fair value was RMB1,190,782 as of March 26, 2025. As of December 31, 2025, the outstanding balance was measured at fair value of RMB363,798. The fair value was determined based on the discounted cashflows using unobservable inputs (Level 3). Key estimates and assumptions used to determine the fair value include the expected amounts and timing for achieving the milestone targets and discount rate of approximately 10%.

Following is a description of the valuation techniques that the Company uses to measure fair value of other financial assets and financial liabilities:

●	Short-term financial instruments (cash and cash equivalents, restricted cash, time deposits, accounts receivable and payable, short-term borrowings, and accrued expenses and other payables) - cost approximates fair value because of the short maturity period.
●	Long-term borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry various interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.
●	Convertible Bonds payable—the estimated fair value was RMB8,763,243 and RMB15,470,389 as of December 31, 2024 and 2025, respectively. The fair value of Convertible Bonds due 2025 was measured based on the price in the open market and the fair values of Convertible Bonds due 2029, Convertible Bonds due 2030 and Convertible Bonds due 2032 were measured using Binomial Model.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Non-recurring fair value measurements

Certain long-lived assets of the Company may be measured at fair value based on unobservable inputs (Level 3) on a non-recurring basis, if determined to be impaired. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach and determined based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participant would pay to sub-lease and acquire the remaining data center assets, which reflects the highest and best use of the asset groups. The significant unobservable inputs used in the income approach primarily included sales prices and utilization rates used to estimate the forecasted undiscounted cashflows expected to result from the data center assets’ operation, and discount rate of approximately 8.5% as of December 31, 2025. Forecasting of prices used in the future cash flows is primarily based on that of existing contracts and foreseeable renewal contracts. Forecasting of utilization rate of data centers is based on the various historical utilization rates, customer contracts, business plans and market conditions for each respective data center at the time of the impairment test to achieve an estimated stabilized utilization rate of approximately 90%.

As of December 31, 2023, certain of the Company’s data center level asset groups were measured at fair value of RMB1,614,347, which were determined based on income approach, and an impairment loss of long-lived assets of RMB3,013,416 was recognized for the amount of their carrying amounts exceeding the fair value. As of December 31, 2025, certain of the Company’s data center level asset groups were measured at fair value of RMB1,324,236, which were determined based on income approach, and an impairment loss of long-lived assets of RMB1,561,235 was recognized for the amount of their carrying amounts exceeding the fair value.

Equity method investments for the retained investments in the common stock of an investee (including a joint venture) in a deconsolidation transaction are initially measured at fair value on a non - recurring basis.

As of December 31, 2024, the long - term investments in DayOne were measured at fair value of RMB7,537,604 which was measured using a discounted cash flow approach.

As of March 26, 2025, the long-term investments in ABS were measured at fair value of RMB401,124 which was measured using a discounted cash flow approach. Key estimates and assumptions used to determine the fair value primarily included the amounts and timing of future expected cash flows, and discount rate of approximately 10%.

As of July 23, 2025, the long-term investments in C-REIT were measured at fair value of RMB480,000, which was measured based on the transaction price.

The share-lending arrangement associated with Convertible Bonds due 2032 (Note 12) was measured at fair value of US$5,145 thousand and recognized as an issuance cost on May 30, 2025. The fair value was determined based on market price.

19   ORDINARY SHARES

In June 2023, the Annual General Meeting of the Company passed special resolution to approve that the authorized ordinary share capital of the Company was increased to US$175,000 divided into 3,500,000,000 shares of a nominal or par value of US$0.00005, of which 3,300,000,000 shall be designated as Class A ordinary shares and 200,000,000 shall be designated as Class B ordinary shares.

On May 30, 2025, the Company completed a public offering in which the Company offered and sold 5,980,000 ADSs (or 47,840,000 Class A ordinary shares). The Company raised a total of US$141,367 thousand(RMB1,015,693) in proceeds from this public offering, net of commissions (US$4,029 thousand or RMB28,948) and other issuance costs (US$1,114 thousand or RMB8,004).

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2025, the Company’s outstanding share capital consisted of 1,607,430,567 Class A ordinary shares (including Loaned Shares of 48,000,000 Class A ordinary shares) and 43,590,336 Class B ordinary shares. A holder of a Class A ordinary share is conferred one vote per share on any resolution tabled at the general meeting of GDS Holdings. A holder of a Class B ordinary share is entitled to 20 votes per share on resolutions tabled at the general meeting of GDS Holdings for (i) the election or removal of a simple majority, or six, of directors; and (ii) any change to Articles of Association (“AoA”) that would adversely affect the rights of Class B shareholders, and which are convertible into Class A ordinary shares, and will automatically convert into Class A ordinary shares under certain circumstances. Every Class B ordinary share shall automatically be redesignated and re-classified as a Class A ordinary share upon the occurrence of the automatic conversion events, including the first occur of William Wei Huang ceasing to have Beneficial Ownership in not less than 2.75% (subject to certain exclusions) of the then issued share capital of the Company on an as converted basis, as defined in AoA. In the year ended December 31, 2023, 24,000,000 Class B ordinary shares of the Company were converted into Class A ordinary shares.

20   SHARE-BASED COMPENSATION

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

Settlement of liability-classified restricted shares award

During the years ended December 31, 2023, 2024 and 2025, the Company issued 1,035,704, 1,839,320 and 405,120 respectively, fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB12,914, RMB16,929 and RMB10,970 for the years ended December 31, 2023, 2024 and 2025, respectively.

Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

Restricted shares to directors, officers and employees

In August 2023, August 2024, January 2025 and August 2025, the Company granted non-vested restricted shares of 21,918,552, 19,076,032, 3,000,000 and 15,788,952 respectively, to employees, officers and directors. The restricted share awards contained service conditions and market conditions or performance conditions. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, when all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

On July 22, 2023, the Compensation Committee of the Board of the Company approved the resolution of amendment to the restricted shares (the “2023 Modification”). This modification pertained to 1,124 recipients of these restricted shares. Cancellation of 9,820,069 restricted shares accompanied by the concurrent grant of 8,239,864 replacement restricted shares is accounted for as a modification of the terms of the cancelled restricted shares (“modified restricted shares”). The incremental compensation cost of RMB204,946 is measured as the excess of the fair value of the modified restricted shares over the fair value of the original restricted shares at the modification date.

In 2024, the Company granted 1,331,192 fully vested restricted shares to its employees, officers and directors as compensation for the services rendered. The value of restricted shares was immediately recognized as compensation expense according to the share price as of grant date.

In 2025, the Compensation Committee of the Board of the Company approved the resolution to modify certain service conditions and immediately vest 911,941 outstanding restricted shares held by 64 recipients (the “2025 Modification”). The total incremental compensation cost of RMB13,206 is recognized on the modification date.

A summary of the restricted share activity is as follows:

	Number of	Weighted average grant-
	Shares	date fair value per share
		(RMB)
Unvested at January 1, 2023	38,534,512	32.2
Granted (Note a)	31,194,120	11.9
Vested	(4,788,176)	16.1
Forfeited (Note b)	(15,943,658)	45.9

Unvested at December 31, 2023 and January 1, 2024	48,996,888	16.4
Granted	22,246,544	11.3
Vested	(18,907,368)	16.0
Forfeited	(4,898,088)	27.5

Unvested at December 31, 2024	47,437,976	13.0
Granted (Note c)	20,106,013	29.9
Vested	(15,888,952)	16.7
Forfeited (Note d)	(9,163,941)	16.1

Unvested at December 31, 2025	42,491,096	18.9

Note a:Including the restricted shares of 8,239,864 granted in the 2023 Modification.

Note b:Including the restricted shares of 9,820,069 cancelled in the 2023 Modification.

Note c:Including the restricted shares of 911,941 granted in the 2025 Modification.

Note d:Including the restricted shares of 911,941 cancelled in the 2025 Modification.

The Company recognized share-based compensation expenses of RMB336,616, RMB296,487 and RMB283,376 for the years ended December 31, 2023, 2024 and 2025, respectively, for the restricted share awards. As of December 31, 2025, total unrecognized compensation expense relating to the unvested shares was RMB436,133. The expense is expected to be recognized over a weighted average period of 1.78 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2023, 2024 and 2025.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Total intrinsic value of restricted shares vested was RMB56,674, RMB201,716 and RMB355,641, respectively, for the years ended December 31, 2023, 2024 and 2025. Aggregate intrinsic value of unvested restricted shares as of December 31, 2025 was RMB1,740,496.

The fair value of the non - vested restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	July 2023	August 2023	August 2024	August 2025
Risk-free rate of return	4.94% - 5.50%	4.66%	4.01%	3.68%
Volatility	66.64% - 67.86%	61.40%	65.18%	63.01%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Share price at grant date	US$1.5000	US$1.6025	US$1.3963	US$4.2650
	(RMB10.7)	(RMB11.4)	(RMB10.0)	(RMB30.49)
Expected term	0.767 - 1.767 years	1 – 3 years	1 – 3 years	1 – 3 years

(1)	Volatility

Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected term of each grant.

(2)	Risk-free interest rate

Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

A summary of share-based compensation expenses for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Years ended December 31,
	2023	2024	2025

Costs of revenue	116,467	92,402	64,294
Selling and marketing expenses	43,765	25,033	33,237
General and administrative expenses	162,866	165,648	178,568
Research and development expenses	9,546	9,207	7,277
Others, net (Note)	3,972	4,197	—
Total share-based compensation expenses	336,616	296,487	283,376

Note:	Represent the share-based compensation expenses included in management support service fees charged to discontinued operations.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

21   REVENUE

Net revenue consisted of the following:

	Years ended December 31,
	2023	2024	2025

Colocation services	8,535,180	9,169,454	10,373,374
Managed service and others	1,246,704	1,152,434	1,054,703
Service revenue	9,781,884	10,321,888	11,428,077
Equipment sales	564	180	4,197
Total	9,782,448	10,322,068	11,432,274

22   INCOME TAX

GDS Holdings was registered as a Hong Kong SAR tax resident in 2021 and subject to the Hong Kong SAR Profits Tax rate of 16.5% since 2022.

One PRC entity is entitled to PRC Corporate Income Tax (“CIT”) rate of 15% in those years that being recognized as “High and New Technology Enterprise” as long as the relevant requirements are satisfied. Certain PRC entity satisfying the criteria of “Small and Micro Businesses” enjoy lower income tax rates. All the other PRC subsidiaries and consolidated VIEs of the Company are subject to CIT rate of 25%.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries and VIEs for the years from 2020 to 2025 are open to examination by the PRC tax authorities.

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

The Company’s Macau SAR subsidiaries are subject to the Macau SAR CIT rate of 12%.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Organization for Economic Cooperation and Development (the “OECD”), the European Union and other jurisdictions (including jurisdictions in which we have operations or presence) have committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed. In particular, the OECD’s Pillar Two initiative introduced a 15% global minimum tax applied on a jurisdiction-by-jurisdiction basis and for which many jurisdictions have enacted local legislations starting January 1, 2024. Pillar Two legislations do not have a material impact on the Company’s consolidated financial statements. The Company will monitor the regulatory developments and continue to evaluate the impact, if any.

The continuing operating results before income tax, the provision for income taxes of continuing operations and income tax paid by tax jurisdictions for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Years ended December 31,
	2023	2024	2025
(Loss) income from continuing operations before income taxes:
PRC	(3,093,763)	189,790	(449,280)
Hong Kong SAR	(817,453)	(778,173)	1,148,795
Other jurisdictions	(30,378)	(26,476)	13,636
Total (loss) income from continuing operations before income taxes	(3,941,594)	(614,859)	713,151

Current tax expenses:
PRC	279,646	337,629	566,618
Hong Kong SAR	708	—	363
Total current tax expenses	280,354	337,629	566,981

Deferred tax benefits:
PRC	(295,931)	(181,576)	(97,264)
Total deferred tax benefits	(295,931)	(181,576)	(97,264)

Total income taxes (benefits) expenses	(15,577)	156,053	469,717

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2(dd), the reconciliation of the differences between the PRC statutory income tax rate and the Company’s effective income tax rate for the year ended December 31, 2025 is as follows:

	Year ended December 31, 2025
	Amount	Percent
Income tax expense at PRC enterprise income tax rate	178,288	25.0%
Effect of preferential tax rate	(1,036)	(0.1)%
Non-deductible expenses	15,572	2.2%
Effect of tax benefit related to the outside basis differences for investments in subsidiaries (Note i)	(148,800)	(20.9)%
Change in valuation allowance	412,018	57.8%
Expiration of unused net operating losses	66,706	9.3%
PRC withholding tax	238,633	33.5%
Others	(1,419)	(0.2)%
Non-PRC tax effects
Hong Kong SAR
- Tax differential for entities in non-PRC jurisdiction	(8,499)	(1.2)%
- Non-taxable income related to disposal of PRC subsidiaries	(448,132)	(62.8)%
- Non-deductible expenses	185,931	26.1%
- Change in valuation allowance	(16,410)	(2.3)%
- Others	274	0.0%
Other jurisdictions	(3,409)	(0.5)%

Income tax expense	469,717	65.9%

Note i:

Effect of tax benefit relating to the outside basis differences for investments in subsidiaries during the year ended December 31, 2025 mainly arises from the deconsolidation of the project companies in ABS and C-REIT arrangements.

The reconciliation of the differences between the PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2023 and 2024 prior to the adoption of ASU 2023-09 are as follows:

	Years ended December 31,
	2023	2024
PRC enterprise income tax rate	25.0%	25.0%
Non-PRC resident enterprises not subject to income tax	(0.2)%	(0.9)%
Tax differential for entities in non-PRC jurisdiction	(0.3)%	(1.1)%
Preferential tax rate	0.2%	0.8%
Tax effect of current year permanent differences	(0.1)%	(0.8)%
Expiration of unused net operating losses	(1.2)%	(7.2)%
Non-taxable income and non-deductible expenses	(5.3)%	(29.1)%
Change in valuation allowance	(18.9)%	(12.5)%
Return to provision adjustment	1.2%	0.4%
	0.4%	(25.4)%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2(dd), cash paid for income taxes, net of refunds, during the year ended December 31, 2025 is as follows:

Year ended December 31, 2025
Income taxes paid:
PRC	561,920
Total income taxes paid	561,920

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
Deferred tax assets:
Allowance for credit losses	8,183	12,883
Impairment of long-lived assets	651,752	954,531
Government subsidy	7,062	7,760
Accrued expenses	108,303	92,603
Asset retirement obligation	27,422	28,985
Operating lease liabilities	342,036	321,475
Finance lease and other financing obligations	1,423,607	1,339,708
Net operating losses carry forwards	1,281,372	1,259,651
Consideration receivables from the ABS	—	106,217
Other non-current assets	38,472	37,183
Other non-current liabilities	6,271	—

Total gross deferred tax assets	3,894,480	4,160,996
Valuation allowance on deferred tax assets	(1,926,197)	(2,316,257)

Deferred tax assets, net of valuation allowance	1,968,283	1,844,739

Deferred tax liabilities:
Accounts receivable	(16,481)	(1,689)
Property and equipment	(1,616,276)	(1,486,386)
Intangible assets	(128,563)	(78,005)
Prepaid land use rights	(1,411)	(1,371)
Operating lease right-of-use assets	(1,047,918)	(995,343)
Long-term investments in equity investees	—	(21,111)
Other current assets	(17,091)	(14,041)

Total deferred tax liabilities	(2,827,740)	(2,597,946)

Net deferred tax liabilities	(859,457)	(753,207)

Analysis as:
Deferred tax assets	381,274	391,219
Deferred tax liabilities	(1,240,731)	(1,144,426)

Net deferred tax liabilities	(859,457)	(753,207)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	Years ended December 31,
	2023	2024	2025
Balance at the beginning of the year	1,104,859	1,849,408	1,926,197
Increase during the year	744,549	76,789	390,060

Balance at the end of the year	1,849,408	1,926,197	2,316,257

As of December 31, 2025, the Company’s net deferred tax assets and valuation allowance were RMB391,219 and RMB2,316,257, respectively. The deferred tax assets for net operating losses carry forwards and related valuation allowance were RMB1,259,651 and RMB967,677, respectively as of December 31, 2025. This valuation allowance was related to the deferred tax assets of certain subsidiaries and consolidated VIEs of the Company. These entities were in a cumulative loss position with net operating losses carry forwards which are subject to expiration.

The net operating losses carry forwards of the Company’s PRC subsidiaries and consolidated VIEs amounted to RMB4,898,179 as of December 31, 2025, of which RMB737,821, RMB940,179, RMB903,478, RMB1,176,956, RMB1,080,484, nil, RMB17,205, RMB14,809 and RMB27,247 will expire if unused by December 31, 2026, 2027, 2028, 2029, 2030, 2031, 2032, 2033 and 2034, respectively.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2024 and 2025, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC. As of December 31, 2025, the total amount of undistributed earnings from the PRC subsidiaries and the VIEs for which no withholding tax has been accrued and the unrecognized deferred tax liabilities were RMB3,204,134 and RMB536,511, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

23   RESTRICTED NET ASSETS

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

These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted net assets amounted to RMB26,125,225 and RMB26,248,372 as of December 31, 2024 and 2025, respectively, including non-distributable general reserve fund of RMB316,714 and RMB397,809 as of December 31, 2024 and 2025, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

24   (LOSS) INCOME PER CLASS A and CLASS B ORDINARY SHARE

The computation of basic and diluted (loss) income per share is as follows:

	Years ended December 31,
	2023	2024	2025

Numerator:
Net (loss) income from continuing operations attributable to GDS Holdings Limited shareholders	(3,931,043)	(777,121)	949,643

Net (loss) income from discontinued operations attributable to GDS Holdings Limited shareholders	(359,010)	4,202,507	—
Net (loss) income attributable to GDS Holdings Limited shareholders	(4,290,053)	3,425,386	949,643
Cumulative dividend on redeemable preferred shares	(53,625)	(54,232)	(54,305)
Net income attributable to preferred shareholders based on the participating rights	—	(22,295)	—

Numerator for basic (loss) income per share	(4,343,678)	3,348,859	895,338

Effect of dilutive securities:
Interest expenses of convertible bonds due 2029	—	—	16,728

Numerator for diluted (loss) income per share	(4,343,678)	3,348,859	912,066

Denominator:
Weighted average number of ordinary shares outstanding	1,468,187,956	1,475,079,754	1,520,535,019

Denominator for basic (loss) income per share	1,468,187,956	1,475,079,754	1,520,535,019

Effect of dilutive securities:
Restricted shares	—	—	24,821,969
Convertible bonds due 2029	—	—	99,200,000

Denominator for diluted (loss) income per share	1,468,187,956	1,475,079,754	1,644,556,988

(Loss) income per ordinary share:
Basic
Continuing operations	(2.71)	(0.52)	0.59
Discontinued operations	(0.25)	2.79	—
Total	(2.96)	2.27	0.59
Diluted
Continuing operations	(2.71)	(0.52)	0.55
Discontinued operations	(0.25)	2.79	—
Total	(2.96)	2.27	0.55

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table sets forth the computation of basic and diluted (loss) income per Class A and Class B ordinary share:

	Years ended December 31,
	2023		2024		2025
	Class A	Class B	Class A	Class B	Class A	Class B
Basic:
Allocation of net (loss) income available to GDS Holdings Limited ordinary shareholders	(4,194,323)	(149,355)	3,249,896	98,963	869,671	25,667
Weighted average number of ordinary shares outstanding	1,417,704,951	50,483,004	1,431,489,418	43,590,336	1,476,944,683	43,590,336
(Loss) income per ordinary share	(2.96)	(2.96)	2.27	2.27	0.59	0.59

Diluted:
Allocation of net (loss) income available to GDS Holdings Limited ordinary shareholders	(4,194,323)	(149,355)	3,249,896	98,963	887,891	24,175
Weighted average number of ordinary shares outstanding	1,417,704,951	50,483,004	1,431,489,418	43,590,336	1,600,966,652	43,590,336
(Loss) income per ordinary share	(2.96)	(2.96)	2.27	2.27	0.55	0.55

During the year ended December 31, 2024, the Company issued 30,747,912 ordinary shares to its share depository bank, which have been and will continue to be used to settle restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of (loss) income per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

On May 30, 2025, the Company issued and lent to Borrower 6,000,000 Loaned ADSs in contemplation of its issuance of Convertible Bonds due 2032 (Note 12). In accordance with ASC 470-20-45-2A, the Loaned ADSs are excluded from the computation of basic and diluted EPS, unless an actual default by Borrower has occurred or dividends on the Loaned ADSs are not reimbursed to the Company based on the terms.

The following securities were excluded from the computation of diluted (loss) income per share as inclusion would have been either the performance condition relating to the securities have not been satisfied or anti-dilutive.

	Years ended December 31,
	2023	2024	2025

Redeemable preferred shares	33,707,864	33,707,864	33,707,864
Restricted shares	48,996,888	47,437,976	12,819,884
Convertible bonds payable	288,600,152	288,600,152	322,418,672
Total	371,304,904	369,745,992	368,946,420

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

25   SEGMENT INFORMATION

The Company’s chief operating decision maker is the chief executive officer of the Company. The chief executive officer evaluates performance, makes operating decisions and allocates resources primarily based on net revenue and net income (loss), two GAAP Measures, and Adjusted Earnings before Interest, Taxes, Depreciation, and Amortization (“adjusted EBITDA”), a non-GAAP measure, all on a consolidated basis and for the reportable segment.

The chief operating decision maker uses net revenue, net income (loss) and adjusted EBITDA to evaluate operating results of segment assets (return on assets) in deciding whether to increase or decrease capital investments into the segment. The chief operating decision maker also uses these measures in competitive analysis by benchmarking to the Company’s competitors and to monitor budget versus actual results to assess the performance of the segment and establish management’s compensation.

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

Regarding to the continuing operations, the most directly comparable GAAP measure to adjusted EBITDA for the segment is net income (loss) from continuing operations. The Company defines adjusted EBITDA for the segment as net income (loss) from continuing operations (computed in accordance with GAAP) excluding interest income, interest expenses, incomes tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, impairment losses of long-lived assets, share of results of equity method investees and gain on deconsolidation of subsidiaries. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Since the Company only has one segment in continuing operations, the amounts of net revenue and each measure of profit or loss to the Company’s consolidated income (loss) before income taxes and discontinued operations are same as the respective amounts in the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table presents information about segment profit or loss measures of net revenue and net income (loss), in which, cost of revenue and operating expenses (Note i) represent the significant expense categories and amounts included in reported segment profit or loss that are regularly provided to the chief operating decision maker:

	Years ended December 31,
	2023	2024	2025

Net revenue from external customers:
– Service revenue	9,780,200	10,287,484	11,428,077
– Equipment sales	564	180	4,197
	9,780,764	10,287,664	11,432,274
Net revenue from discontinued operations:
– Service revenue	1,684	34,404	—
Net revenue	9,782,448	10,322,068	11,432,274
Cost of revenue	(7,831,222)	(8,099,439)	(8,846,859)
Operating expenses (Note i)	(4,158,447)	(1,070,636)	(2,641,165)
Gain on deconsolidation of subsidiaries	—	—	2,364,104
Other segment items (Note ii)	(1,734,373)	(1,766,852)	(1,595,203)
Income tax benefits (expenses)	15,577	(156,053)	(469,717)
Share of results of equity method investees	—	—	715,928
Net (loss) income from continuing operations	(3,926,017)	(770,912)	959,362
Note i:	Operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and impairment losses of long-lived assets.
Note ii:	Other segment items include interest income, interest expenses, foreign currency exchange (loss) gain, net, government grants and others, net.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table presents information about segment profit or loss measures of Adjusted EBITDA, in which, segment cost of revenue (Note iii) and segment operating expenses (Note iv) represent the significant expense categories and amounts included in reported segment profit or loss that are regularly provided to the chief operating decision maker.

	Years ended December 31,
	2023	2024	2025

Net revenue	9,782,448	10,322,068	11,432,274
Adjusted cost of revenue (Note iii)	(4,694,818)	(5,007,894)	(5,516,904)
Adjusted operating expenses (Note iv)	(466,754)	(509,934)	(551,562)
Adjusted other segment items (Note v)	112,128	72,196	39,654
Adjusted EBITDA	4,733,004	4,876,436	5,403,462
Depreciation and amortization	(3,368,474)	(3,243,004)	(3,459,294)
Impairment losses of long-lived assets	(3,013,416)	—	(1,561,235)
Interest income	94,008	89,780	154,041
Interest expenses	(1,936,537)	(1,924,631)	(1,788,898)
Gain on deconsolidation of subsidiaries	—	—	2,364,104
Share of results of equity method investees	—	—	715,928
Other adjustments (Note vi)	(434,602)	(569,493)	(868,746)
Net (loss) income from continuing operations	(3,926,017)	(770,912)	959,362
Other information:
Gain (loss) from equity method investment	110	(347)	715,928
Note iii:

Adjusted cost of revenue represents cost of revenue, excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses herein.

Note iv:

Adjusted operating expenses represent the total amount of selling and marketing expenses, general and administrative expenses and research and development expenses, excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, and share-based compensation expenses herein.

Note v:

Adjusted other segment items represent the total amount of foreign currency exchange (loss) gain, net, government grants and others, net, excluding certain costs do not constitute cash operating expenses herein.

Note vi:	Other adjustments include operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and income tax expenses (benefits).

The following table present information about assets:

	As of December 31,
	2024	2025

Investment in equity method investees	7,538,215	10,045,008
Total assets	73,648,628	79,998,498

The following table present information about expenditures for additions to long-lived assets:

	Years ended December 31,
	2023	2024	2025

Payments for purchase of property and equipment and land use rights	3,193,971	3,169,287	4,691,137

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

During the years ended December 31, 2023, 2024 and 2025, substantially all of the Company’s continuing operations were in the PRC. As of December 31, 2024 and 2025, the deferred tax assets balance was all located in the PRC. The summary of long-lived assets as of December 31, 2024 and 2025 in each area is as follows:

	As of December 31,
	2024	2025

PRC	45,108,954	42,439,019
Hong Kong SAR	786,390	730,931
Others	5,085	4,958

Total	45,900,429	43,174,908

26   MAJOR CUSTOMERS AND SUPPLIERS

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

During the years ended December 31, 2023, 2024 and 2025 the Company had the following contracting customers which generated over 10% of the Company’s total net revenues:

	Years ended December 31,
	2023	2024	2025

Contracting Customer A	1,992,667	1,550,688	1,606,886
Contracting Customer B	1,834,843	1,881,021	1,837,956
Contracting Customer C	1,411,645	1,432,073	1,880,221
Contracting Customer D	1,128,135	1,352,796	1,342,088

During the years ended December 31, 2023, 2024 and 2025, the Company had the following end user customers which generated over 10% of the Company’s total net revenues:

	Years ended December 31,
	2023	2024	2025

End User Customer One	2,769,633	2,991,061	3,315,332
End User Customer Two	1,676,064	1,491,313	1,370,130

During the years ended December 31, 2023, 2024 and 2025, the Company generated a portion of the net revenue attributable to End User Customer One and End User Customer Two through sales agreements entered into with them directly; during the same years, the Company generated the remaining portion of the net revenue attributable to End User Customer One and End User Customer Two through sales agreements entered into with intermediate contracting parties, including Contracting Customer A, Contracting Customer B, and Contracting Customer D.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

During the years ended December 31, 2023, 2024 and 2025, the portion of net revenue generated by the Company from End User Customer One through sales agreements entered into with it directly is represented by the revenue listed under Contracting Customer C; during the same years, the portion of net revenue generated by the Company from End User Customer Two through sales agreements entered into with it directly is not disclosed as a separate line item under contracting customers above as it constituted less than 10% of the Company’s total net revenues in each year.

During the years ended December 31, 2023, 2024 and 2025, the Company has one major supplier from whom the Company purchases over 10% of its operating expenditures. Severe impact can result from total or partial loss of the business relationship.

27   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

Capital commitments outstanding as of December 31, 2024 and 2025 not provided for in the financial statements were as follows:

	As of December 31,
	2024	2025

Contracted for	1,974,182	1,299,771

In addition, commitment for purchase of land use rights was RMB335,675 and RMB327,410 as of December 31, 2024 and 2025, respectively.

(b)   Lease commitments

The Company’s lease commitments are disclosed in Note 14.

(c)   Guarantees

As of December 31, 2025, the Company provided the following guarantees to the related parties:

(1)	Bank facility guarantees:

As of December 31, 2025, the Company provided guarantees to DayOne for bank borrowing facilities with total amount of RMB1,490,280, which mature in December 2027. Total outstanding principal balance of the borrowings under these facilities was RMB1,289,207. As of December 31, 2025, the Company also provided guarantees to DayOne for the bank facilities for issuance of letter of guarantee with total amount of RMB623,007. The balance of outstanding letter of guarantees issued under such facilities was RMB590,688. By the end of March 2026, the bank facility guarantees provided to DayOne had been fully terminated.

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

As of December 31, 2025, the Company estimated that its risks under the guarantees were remote.

28   RELATED PARTY TRANSACTIONS

In 2023, 2024 and 2025, the major related parties of the Company are as follows:

Name of party	Relationship

OnePro Cloud Inc.	Entity over which the Company has significant influence
DayOne	Consolidated subsidiaries before Deconsolidation; Entities over which the Company has significant influence after Deconsolidation
ABS and its subsidiaries	Entities over which the Company has significant influence
C-REIT and its subsidiaries	Entities over which the Company has significant influence

The Company entered into the following material related party transactions.

(a)   Major transactions with related parties

		Years ended December 31,
		2023	2024	2025
Net revenue - procurement service fee income
DayOne	(Note i)	—	—	79,699

Net revenue - operational service fee income
ABS	(Note ii)	—	—	12,462
C-REIT	(Note iii)	—	—	7,791
		—	—	20,253

Net Revenue - sales commission
DayOne	(Note i)	—	—	21,309
ABS	(Note ii)	—	—	1,225
		—	—	22,534

Other income - management support service fee income
DayOne	(Note i)	—	—	27,602

Other income - guarantee fee income
DayOne	(Note i)	—	—	13,360

Interest income - convertible bonds interest income
OnePro Cloud Inc.	(Note iv)	148	—	—

The guarantees provided by the Company to DayOne and the ABS are disclosed in Note 27.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)  Major balances with related parties

		As of December 31,
		2024	2025

Amount due from related parties, current:
ABS	(Note ii)	—	209,546
DayOne	(Note i)	51,176	59,991
C-REIT	(Note iii)	—	6,024
OnePro Cloud Inc.	(Note iv)	3,106	3,036
		54,282	278,597

Amount due from related parties, non-current:
ABS	(Note ii)	—	214,760

Amount due to related parties:
ABS	(Note ii)	—	62,252
DayOne	(Note i)	9,491	55,637
		9,491	117,889
Note i:

Prior to the Deconsolidation, several intra-group arrangements existed between continuing and discontinued operations, mainly including sales commission, procurement services, license grant, guarantees and management support services. The Company continued to provide such services to DayOne after the Deconsolidation. As of December 31, 2024 and December 31, 2025, amount due from DayOne mainly represents receivables for the service fees charged to DayOne, and the amount due to DayOne mainly represents payables for the data center service fees received from customers on its behalf and certain payments by DayOne on behalf of the Company. The service agreement with respect to procurement services and management support services was terminated in December 2025 and with respect to sale commission was terminated in March 2026.

Note ii:

During the year ended December 31, 2025, the Company charged ABS sales commission and fees for operational services. As of December 31, 2025, amount due from the ABS mainly included present value of estimated equity consideration expected to be received from disposal of the project companies to the ABS, net off by the present value of estimated subscription price expected to be paid to the ABS, which amounted to RMB363,798, including RMB149,038 classified as current and RMB214,760 classified as non-current. The remaining balances due from the ABS mainly represent the outstanding service fees receivable and the loans receivable as a result of transactions before its deconsolidation. The loans receivable is interest free and repayable on demand. Amount due to the ABS mainly represent the service fees received from customers on behalf of the project companies of the ABS.

Note iii:

During the year ended December 31, 2025, the Company charged the C-REIT fees for operational services. As of December 31, 2025, amount due from the C-REIT mainly represents the outstanding service fees receivable.

Note iv:

On September 2, 2022, the Company subscribed convertible bonds of US$400 thousand issued by OnePro Cloud Inc. The convertible bond has a term of 12 months with interest rate of 8% per annum and is convertible into Series A Preferred Shares of OnePro Cloud Inc. at the option of holders under certain conditions.

29   PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and the consolidated VIEs. As of December 31, 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Balance Sheets

	As of December 31,
	2024	2025
Assets
Current assets
Cash and cash equivalents	1,498,062	3,009,874
Restricted cash	27,316	—
Time deposits	—	667,736
Amount due from related parties, current	10,336	440
Other current assets	17,258	19,735
Total current assets	1,552,972	3,697,785
Non-current assets
Long-term investments in equity investees	7,537,604	9,164,612
Investment, loans and amounts due from subsidiaries and consolidated VIEs, non-current	24,778,969	26,420,808
Other non-current assets	61	—
Total non-current assets	32,316,634	35,585,420

Total assets	33,869,606	39,283,205

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	1,435,924	—
Convertible bonds payable, current	575	—
Amount due to related parties, current	—	351
Accounts payable	1,066	930
Accrued expenses and other payables	121,090	107,531
Amount due to subsidiaries	195,666	190,347
Total current liabilities	1,754,321	299,159
Non-current liabilities
Convertible bonds payable, non-current	8,576,583	12,144,371
Total non-current liabilities	8,576,583	12,144,371
Total liabilities	10,330,904	12,443,530

Mezzanine equity
Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2024 and 2025; Redemption value of RMB1,080,656 and RMB1,056,663 as of December 31, 2024 and 2025, respectively; Liquidation preference of RMB1,080,656 and RMB1,056,663 as of December 31, 2024 and 2025, respectively)	1,080,656	1,056,663
Total mezzanine equity	1,080,656	1,056,663

Shareholders’ equity
Ordinary shares (US$0.00005 par value; 3,500,000,000 shares authorized as of December 31, 2024 and 2025; 1,511,590,567 and 1,607,430,567 Class A ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively; 43,590,336 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025)	527	562
Additional paid-in capital	29,596,268	31,706,498
Accumulated other comprehensive loss	(1,094,377)	(829,319)
Accumulated deficit	(6,044,372)	(5,094,729)
Total shareholders’ equity	22,458,046	25,783,012

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	33,869,606	39,283,205

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Operations

	Years ended December 31,
	2023	2024	2025

Net revenue	6,776	6,952	2,542
Cost of revenue	(121,592)	(97,174)	(69,586)
Gross loss	(114,816)	(90,222)	(67,044)

Operating expenses
Selling and marketing expenses	(45,242)	(25,444)	(33,936)
General and administrative expenses	(230,744)	(238,611)	(232,804)
Research and development expenses	(9,546)	(9,207)	(7,277)
Loss from operations	(400,348)	(363,484)	(341,061)

Other income (expenses):
Interest income	62,606	63,429	111,943
Interest expenses	(261,152)	(321,923)	(347,796)
Equity in (loss) income of subsidiaries and consolidated VIEs	(3,700,241)	(441,777)	812,803
Gain on disposal of subsidiaries	—	4,475,539	—
Others, net	9,933	15,046	10,765
(Loss) income before income taxes	(4,289,202)	3,426,830	246,654

Income tax expenses	(851)	(1,444)	(14,221)
Share of results of equity method investees	—	—	717,210
Net (loss) income	(4,290,053)	3,425,386	949,643

Condensed Statements of Comprehensive (Loss) Income

	Years ended December 31,
	2023	2024	2025

Net (loss) income	(4,290,053)	3,425,386	949,643
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(126,033)	(23,008)	221,591
Defined benefit plan, net of nil tax	—	(19)	—
Amounts reclassified from accumulated other comprehensive loss	—	(96,957)	(21,175)
Other comprehensive income from share of results of equity method investees	—	—	64,642
Comprehensive (loss) income	(4,416,086)	3,305,402	1,214,701

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

	Years ended December 31,
	2023	2024	2025

Operating activities:
Net cash used in operating activities	(68,805)	(274,168)	(230,172)

Investing activities:
Investment, loans and advances paid to subsidiaries	(1,285,317)	(1,448,353)	(889,035)
Repayment of loans from subsidiaries	—	1,656,369	8,153
Purchase of time deposits	—	—	(674,910)
Net cash (used in) provided by investing activities	(1,285,317)	208,016	(1,555,792)

Financing activities:
Proceeds from short-term borrowings	—	1,420,720	1,433,960
Repayment of short-term borrowings	(1,042,785)	—	(2,865,680)
Payment of issuance cost and commitment cost of debts	(78,989)	(17,759)	(24,483)
Proceeds from issuance of ordinary shares, net off underwriting commission	—	—	1,023,697
Payment of issuance cost of ordinary shares	—	—	(8,004)
Proceeds from issuance of convertible bonds	3,926,667	—	3,852,867
Repayment of convertible bonds	(2,128,311)	—	(575)
Payment of redeemable preferred shares dividends	(53,923)	(54,169)	(54,124)
Net cash provided by financing activities	622,659	1,348,792	3,357,658

Effect of exchange rate changes on cash and cash equivalents and restricted cash	173,878	19,205	(87,198)

Net (decrease) increase in cash and cash equivalents and restricted cash	(557,585)	1,301,845	1,484,496
Cash and cash equivalents and restricted cash at beginning of year	781,118	223,533	1,525,378

Cash and cash equivalents and restricted cash at end of year	223,533	1,525,378	3,009,874

Supplemental disclosures of cash flow information
Interest paid	144,095	272,345	293,818
Income tax paid	854	1,446	14,233
Supplemental disclosures of non-cash investing and financing activities
Settlement of liability-classified restricted share award	12,914	16,929	10,970

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

30   SUBSEQUENT EVENTS

(a)Issuance of Series B Convertible Preferred Shares

On February 6, 2026, GDS Holdings completed its issuance of 300,000 Series B Convertible Preferred Shares to an investor with total consideration of US$300 million. The Company received all consideration in cash in February 2026.

(b)Sale of DayOne’s Ordinary Shares and dilution of equity interest in DayOne

On January 15, 2026, DayOne repurchased 11,000,000 ordinary shares from the Company at the price of US$35 per share with total consideration of US$385 million.

In April 2026, following the closing of the upsizing of DayOne’s Series C convertible preferred share financing, the Company’s equity interest in DayOne was further diluted to approximately 19.9% as of the date of this annual report.

(c)Increase of voting power attached to the Company’s Class B Ordinary Shares

On March 10, 2026, shareholders of the Company passed special resolutions approving to increase the voting power attached to the Company’s Class B Ordinary Shares held by Mr. William Wei Huang, from twenty votes per share to fifty votes per share.